Exhibit T3E-3

THIS EXPLANATORY STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This Explanatory Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. None of the securities referred to in this Explanatory Statement may be sold, issued or transferred in any jurisdiction in contravention of applicable law. The securities proposed to be issued pursuant to the Schemes will not be registered with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any state or other jurisdiction, and are being transferred and delivered in reliance upon certain exemptions from the registration requirements of the Securities Act.

COMPOSITE EXPLANATORY STATEMENT IN RELATION TO SCHEMES OF ARRANGEMENT

between

(1)

digicel limited

and

the dl Scheme Creditors

(as defined in this Explanatory Statement)

(2)

digicel intermediate holdings limited

and

digicel international finance limited

AND

the dIFl Scheme Creditors

(as defined in this Explanatory Statement)

in the supreme court of bermuda
under section 99 of the Companies Act 1981

DATE: 3 October 2023

THIS COMPOSITE EXPLANATORY STATEMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 99 AND SECTION 100(1)(a) OF THE COMPANIES ACT 1981 OF BERMUDA (this “Explanatory Statement”).1 It is being sent to persons who are believed to be holders of the Existing Notes and/or Term Loans as of the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, any part of your interest in the Existing Notes or the Term Loans, before the Voting Record Date, you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, such interest.

The Bermuda Court has ordered that (i) DL be at liberty to convene the DL Scheme Meeting of one class of DL Scheme Creditors for the purposes of voting on the DL Scheme; and (ii) DIHL and DIFL be at liberty to convene the DIFL Scheme Meetings of four classes of DIFL Scheme Creditors for the purposes of voting on the DIFL Scheme.

The Voting Record Date for both Schemes will be 5:00 p.m. (New York time) on 12 September 2023. Scheme Meetings for both Schemes will take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY, 10017.

The DL Scheme Meeting for DL Noteholders to consider and vote on the DL Scheme will be held at 2:00 p.m. (Bermuda time) / 1:00 p.m. (New York time) on 18 October 2023.

The Scheme Meetings for DIFL Scheme Creditors to consider and vote on the DIFL Scheme will take place consecutively. The first meeting, for the DIFL Subordinated Noteholders will be held at 2:30 p.m. (Bermuda time) / 1:30 p.m. (New York time) on 18 October 2023. The second meeting, for the DIFL Unsecured Noteholders be held at 3:00 p.m. (Bermuda time) / 2:00 p.m. (New York time) on 18 October 2023. The third meeting, for the DIFL Secured Noteholders be held at 3:30 p.m. (Bermuda time) / 2:30 p.m. (New York time) on 18 October 2023. The fourth meeting, for the Term Loan Lenders be held at 4:00 p.m. (Bermuda time) / 3:00 p.m. (New York time) on 18 October 2023.

The notice convening the Scheme Meetings is set out at Appendix 3 (Notices of Scheme Meetings) to this Explanatory Statement. Instructions about actions to be taken by all DL Scheme Creditors and DIFL Scheme Creditors, respectively, preceding the Scheme Meeting are set out at Appendix 2 (Ballot Package) to this Explanatory Statement and in the section entitled Summary of Actions to Be Taken by All DL Scheme Creditors and DIFL Scheme Creditors of this Explanatory Statement.

If you are: (i) a DL Noteholder or a DIFL Noteholder as of the Voting Record Date who has NOT delivered Instructions pursuant to the Solicitation Statement or the Exchange Offer Memorandum; or (ii) a Term Loan Lender that has NOT signed (whether by joinder or otherwise) the Restructuring Supporting Agreement (such holders, collectively, the “Uncommitted Holders”), you are requested to ensure that you validly complete and submit a Ballot (together with any Equity Registration Form, if applicable), which is included in the Instruction Packet, in accordance with the instructions therein as soon as possible, whether or not you intend to attend the Scheme Meetings.

Notwithstanding the foregoing, in the event that an Uncommitted Holder does not validly complete and/or submit a Ballot, such Uncommitted Holder will still have the right to attend the relevant Scheme Meeting(s) in person and vote on the relevant Scheme(s) subject to presentation/submission of the documents/evidence described in Appendix 3 (Notice of Scheme Meetings) at least four hours prior to scheduled time of the relevant Scheme Meeting.

If you are in any doubt as to the contents of this Explanatory Statement or the documents that accompany it or what action you should take, you are recommended to seek your own independent financial, legal and tax advice immediately from your financial, legal and/or tax advisor who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 (as amended, “FSMA”) or by an appropriate regulatory body, or from another appropriately authorised independent advisor if you are in a territory outside the United Kingdom.

Further copies of this Explanatory Statement are available to DL Scheme Creditors and DIFL Scheme Creditors and can be obtained on the Scheme Website (at https://dm.epiq11.com/DIFL-DL) or by contacting the Information Agent via email to tabulation@epiqglobal.com.

Further important information is set out under the sections entitled Important Notice and Important Securities Law Notice on pages 5 to 12 (inclusive) of this Explanatory Statement.

1 Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 (Definitions and Interpretation) to this Explanatory Statement.

Page

Important Notice	4
Important Securities Law Notice	9
Certain Tax Considerations	12
Letter from the Boards of Directors	13
Expected Timetable of Principal Events	23
Identity of DL Scheme Creditors and DIFL Scheme Creditors	24
Summary of Actions to Be Taken by all DL Scheme Creditors and DIFL Scheme Creditors	27
Part A Background and Potential Alternatives to the Schemes	31
Part B Overview of the Schemes	37
Part C Overview of the Scheme Consideration, Intercreditor Agreement, and Corporate Reorganisation	56
Part D Risk Factors	59
Part E Information on Certain Related Party Transactions	63
Part F The Schemes	64
APPENDIX 1 DEFINITIONS AND INTERPRETATION	A-1-1
APPENDIX 2 BALLOT PACKAGE	A-2-1
APPENDIX 3 NOTICE OF SCHEME MEETINGS	A-3-1
APPENDIX 4 SOLICITATION STATEMENT	A-4-1
APPENDIX 5 EXCHANGE OFFER MEMORANDUM	A-5-1
APPENDIX 6 AMENDED AND RESTATED CREDIT AGREEMENT	A-6-1
APPENDIX 7 DEED OF RELEASE	A-7-1
APPENDIX 8 HOLDING TRUST DEED	A-8-1
APPENDIX 9 AMENDED AND RESTATED BYE-LAWS OF DHL	A-9-1
APPENDIX 10 LIQUIDATION ANALYSIS	A-10-1
APPENDIX 11 EQUITY REGISTRATION FORM	A-11-1

Important Notice

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 (Definitions and Interpretation) to this Explanatory Statement. The appendices to this Explanatory Statement form an integral part of it and, unless expressly stated otherwise, references to this Explanatory Statement shall be construed as references to this Explanatory Statement including the appendices to it.

Information

This Explanatory Statement has been prepared by the Scheme Companies in connection with interconditional schemes of arrangement under Section 99 of the Companies Act, being a scheme of arrangement between the DL and the DL Scheme Creditors, and a scheme of arrangement between DIHL, DIFL and the DIFL Scheme Creditors, and has been prepared solely for the purpose of providing information to DL Scheme Creditors and DIFL Scheme Creditors in relation to the Schemes.

Nothing in this Explanatory Statement or any other document issued with or set out within it should be relied on for any purpose other than for DL Scheme Creditors and DIFL Scheme Creditors to make a decision on the relevant Scheme, and neither DL Scheme Creditors nor DIFL Scheme Creditors may reproduce or distribute this Explanatory Statement, in whole or in part, and may not disclose any of the contents of this Explanatory Statement or use any information herein for any purpose other than considering and/or making a decision in respect of the Schemes. In particular and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any interest in the Existing Notes or the Term Loans, or any other financial instruments or assets of the Companies or any other member of the Group.

Nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, and nothing contained in this Explanatory Statement shall constitute any admission of any fact or Liability on the part of any Company or any other member of the Group with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by any Company or any other member of the Group, that a Liability is owed to any person in respect of any Claim (including without limitation any DL Scheme Claim or DIFL Scheme Claim) or that any person is or may be a DL Scheme Creditor or a DIFL Scheme Creditor. The failure to distribute this Explanatory Statement to any DL Scheme Creditor or DIFL Scheme Creditor shall not constitute an admission or assertion by any Company that such person is not a DL Scheme Creditor or DIFL Scheme Creditor.

No person has been authorised by the Company, Epiq Corporate Restructuring, LLC in its capacity as Information Agent, Deutsche Bank Trust Company Americas, in its capacities as Existing Notes Trustee, Citibank N.A. in its capacity as Administrative Agent or Collateral Agent, AlixPartners, LLP or Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee to give any information or make any representations concerning either Scheme (including concerning the Scheme Companies or any other member of the Group) which is inconsistent with this Explanatory Statement and, if made, such representations may not be relied upon as having been so authorised.

The information contained in this Explanatory Statement has been prepared by the Scheme Companies based upon information available to the Scheme Companies on or before the Latest Practicable Date. The delivery of this Explanatory Statement does not imply that, unless expressly stated otherwise, the information herein is correct as at any time subsequent to the date hereof. Save as otherwise agreed, or as required by law, and without limiting any of the DL Scheme Creditors’ or DIFL Scheme Creditors’ rights to timely information regarding any changes to the scheduling set out herein, no Scheme Company has any obligation whatsoever to update or revise any of the information, forward-looking statements or the conclusions contained herein or to reflect new events or circumstances or to correct any inaccuracies which may become apparent subsequent to the date hereof. To the best of each of the Scheme Company’s knowledge, information and belief, the information relating to the Scheme Companies contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information. Each Scheme Company has taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary to enable DL Scheme Creditors and DIFL Scheme Creditors to make an informed decision about the effect of the DIFL Scheme and the DL Scheme on them.

None of the DL Scheme Creditors, the DIFL Scheme Creditors, the Ad Hoc Groups, or their respective advisors have authorised the content of this Explanatory Statement or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

In making a decision in respect of each Scheme, a DL Scheme Creditor or a DIFL Scheme Creditor (as the case may be) must rely on its own examination, analysis and enquiry of the relevant Companies and the terms of the relevant Scheme including the merits and risks involved. None of the Digicel Advisors or the Ad Hoc Groups’ Advisors has verified that the information contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information, and each of those persons expressly disclaims responsibility for such information. Each DL Scheme Creditor, by its receipt of any DL Scheme Consideration pursuant to the DL Scheme, and each DIFL Scheme Creditor by its receipt of any DIFL Scheme Consideration pursuant to the DIFL Scheme acknowledges that it has:

(a)	not relied on: (i) Epiq Corporate Restructuring, LLC in its capacity as Information Agent or Deutsche Bank Trust Company Americas, in its respective capacities as Existing Notes Trustee, Citibank N.A. in its capacity as Administrative Agent or Collateral Agent, Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee, or AlixPartners, LLP; (ii) any person affiliated with the Information Agent, the Existing Notes Trustee, the Holding Trustee, AlixPartners, LLP, the Administrative Agent or the Collateral Agent; or (iii) any of the Digicel Advisors or the Ad Hoc Groups or the Ad Hoc Groups’ Advisors in connection with any investigation of the accuracy of any information contained in this Explanatory Statement or its investment decision (including any decision in connection with either Scheme); and

(b)	relied only on the information contained or incorporated in this Explanatory Statement.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency or any regulatory authority. Without prejudice to the representations or warranties given by any Company or any other member of the Group or any directors or officers of any member of the Group elsewhere, to the fullest extent permitted by law, no Company nor any other member of the Group nor any Personnel of any Company or any other member of the Group will have any tortious, contractual or any other Liability to any person in connection with the use of this Explanatory Statement and no Company and no other members of the Group accept any Liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if a Company or other member of the Group (as applicable) has been advised of the possibility of such damages.

None of the Information Agent, Existing Notes Trustee, Citibank N.A. in its capacity as Administrative Agent or Collateral Agent, Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee, or AlixPartners, LLP, or any person affiliated with the Information Agent, the Existing Notes Trustee, the Administrative Agent, the Collateral Agent or the Holding Trustee has been involved in the negotiation of the commercial terms of the Schemes or has independently verified the statements and information contained in this document and no such party makes any representation or warranty, express or implied, or assumes any responsibility, as to the accuracy or adequacy of their contents.

Tax

In view of the number of different jurisdictions where tax laws may apply to DL Scheme Creditors and/or DIFL Scheme Creditors, this Explanatory Statement does not discuss the tax consequences for DL Scheme Creditors or DIFL Scheme Creditors arising from the implementation of the Schemes other than certain limited information contained herein. DL Scheme Creditors and DIFL Scheme Creditors are liable for their own taxes and have no recourse to any Company, or AlixPartners, LLP, or the Information Agent, the Existing Notes Trustee, the Holding Trustee, the Administrative Agent, the Collateral Agent or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Schemes.

DL Scheme Creditors or DIFL Scheme Creditors who are in any doubt as to the effect of implementation of either Scheme are urged to consult their own professional advisors regarding the possible tax consequences under the laws of the jurisdictions that apply to them.

Electronic Form

If this Explanatory Statement has been sent to you in an electronic form, you are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Companies, the Information Agent or any person who controls, or is Personnel or an Affiliate of any such person accepts any Liability or responsibility whatsoever in respect of any difference between this Explanatory Statement distributed to you in electronic format and the hard copy version available to you on request from the Information Agent.

You are reminded that this Explanatory Statement has been delivered to you on the basis that you are a person into whose possession it may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Explanatory Statement or any part of it to any other person other than to a person or persons to whom you have assigned, sold or otherwise transferred any part of your interest in the Existing DL Notes, the Existing DIFL Notes or the Term Loans before the Voting Record Date. If you are not the named addressee to whom this Explanatory Statement has been delivered, please notify the sender immediately and destroy this Explanatory Statement delivered to you.

Restrictions

The distribution of this Explanatory Statement and the offer or sale of the DL Scheme Consideration and/or DIFL Scheme Consideration may be restricted by law in certain jurisdictions. No Scheme Company represents that this Explanatory Statement may be lawfully distributed in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating such distribution.

The distribution of this Explanatory Statement may be restricted by law or regulation in certain jurisdictions and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions.

Summary Only

The summary of the principal provisions of the Schemes or of any other Restructuring Document contained in this Explanatory Statement is qualified in its entirety by reference to the full text of the Schemes or the relevant document appended hereto (as the case may be). Each DL Scheme Creditor and DIFL Scheme Creditor is advised to read and consider carefully the full text of the Schemes and the Restructuring Documents appended hereto. This Explanatory Statement has been prepared solely to assist DL Scheme Creditors and DIFL Scheme Creditors in respect of voting on the Schemes.

IN THE EVENT OF A CONFLICT BETWEEN THE INFORMATION AND TERMS DESCRIBED IN THIS EXPLANATORY STATEMENT AND THE SCHEMES OR ANY RESTRUCTURING DOCUMENT APPENDED HERETO, THE TERMS OF THE RELEVANT SCHEME AND/OR THE RELEVANT RESTRUCTURING DOCUMENT (AS APPLICABLE) SHALL PREVAIL.

Prospectus

This Explanatory Statement is not a prospectus within the meaning of Article 5.3 of the Prospectus Regulation, or a prospectus equivalent document.

Forward Looking Statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of any Company, or any member of the Group, except where otherwise specifically stated.

This Explanatory Statement contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document. These statements concern, among other things:

•	strategies, outlooks and growth prospects;

•	new products and services;

•	future plans and potential for future growth;

•	trends affecting the Group’s financial condition or results of operations;

•	liquidity, capital resources and capital expenditure;

•	growth in demand for the Group’s services;

•	economic outlook and industry trends;

•	development of the Group’s markets;

•	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

•	political instability in the markets in which the Group operates;

•	operating risks, including natural disasters;

•	outbreaks of disease, such as the COVID-19 pandemic;

•	possible renewal of licenses;

•	competition in areas of the Group’s business; and

•	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by the Group and in markets in which the Group seeks to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and the Group’s ability to retain market share in the face of competition from existing and new market entrants;

•	disruption of supplies and services from principal suppliers;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Group’s investments, ventures and alliances;

•	the Group’s ability to complete the transactions contemplated by the Schemes and described in this Explanatory Statement; and

•	other factors discussed under “Risk Factors.”

Each of the DL Scheme Creditors and DIFL Scheme Creditors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the Latest Practicable Date, as actual results could differ. No Company undertakes any obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Risk factors

DL SCHEME CREDITORS AND DIFL SCHEME CREDITORS ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE SCHEMES THAT ARE SET OUT OR REFERRED TO IN PART D (RISK FACTORS) OF THIS EXPLANATORY STATEMENT.

Legal, tax and financial advice

DL Scheme Creditors and/or DIFL Scheme Creditors should not construe the contents of this Explanatory Statement as legal, tax or financial advice.

This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it, and consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipients should conduct their own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to their own objectives, financial situations and needs. Both DL Scheme Creditors and DIFL Scheme Creditors should consult their own professional advisors as to legal, tax, financial or other matters relevant to the action DL Scheme Creditors and/or DIFL Scheme Creditors should take in relation to the Schemes (or either of them), or the implications/consequences of those actions.

DL Scheme Creditors and DIFL Scheme Creditors should consult their own professional advisors with respect to the matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Schemes (or either of them) in their particular circumstances.

Important Securities Law Notice

THIS EXPLANATORY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

NONE OF THE SECURITIES REFERRED TO IN THIS EXPLANATORY STATEMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

General

The distribution of this Explanatory Statement and the offering, sale or delivery of the DL Scheme Consideration and the DIFL Scheme Consideration are subject to restrictions and may not be made except pursuant to registration with or authorisation by the relevant securities regulatory authorities or an exemption therefrom. Therefore, persons who may come into possession of this Explanatory Statement are advised to consult with their own legal advisors as to what restrictions may be applicable to them and to observe such restrictions. This Explanatory Statement may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

No action has been or will be taken in any jurisdiction by any Scheme Company or DHL that would or is intended to permit a public offering, or any other offering under circumstances not permitted by applicable law, of the DL Scheme Consideration or DIFL Scheme Consideration. Persons into whose hands this Explanatory Statement comes are required by the Scheme Companies to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver DL Scheme Consideration and/or DIFL Scheme Consideration or have in their possession, distribute or publish this Explanatory Statement or any other materials relating to the DL Scheme Consideration and/or DIFL Scheme Consideration, in all cases at their own expense.

DL Scheme Creditors and DIFL Scheme Creditors should consult their own legal, financial and tax advisors with respect to the legal, financial and tax consequences of the Schemes (or either of them) in their particular circumstances.

U.S. Securities Law Considerations

None of the DL Scheme Consideration or DIFL Scheme Consideration has been or will be registered under the Securities Act or the securities laws of any state of the United States or any other jurisdiction, and neither the DL Scheme Consideration nor the DIFL Scheme Consideration may be offered or sold within the United States or to any U.S. Persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable laws of other jurisdictions.

The DL Scheme Consideration and the DIFL Scheme Consideration (other than the New Term Loans and the Additional Subscription Election) will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to such securities that may be issued pursuant to the Schemes, the Bermuda Court has been advised that its sanctioning of the Schemes will be relied upon as an approval of the Schemes following a hearing on its fairness to security holders at which hearing all such security holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Schemes and with respect to which notification has been given to all such security holders. The information disclosed in this Explanatory Statement is not the same as that which would have been disclosed if this Explanatory Statement had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any state or other jurisdiction of the United States.

None of the DL Scheme Consideration or the DIFL Scheme Consideration will be listed on a U.S. securities exchange or with any inter-dealer quotation system in the United States. Neither the Companies, nor DHL, nor New HoldCo (as applicable) intend to take action to facilitate a market in any of the DL Scheme Consideration or the DIFL Scheme Consideration in the United States. Consequently, the Scheme Companies, DHL and New HoldCo (as applicable) believe that it is unlikely that an active trading market in the United States will develop for any such securities.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any U.S. federal state or other securities commission or regulatory authority has registered, approved or disapproved any of the DL Scheme Consideration or DIFL Scheme Consideration or passed upon the accuracy or adequacy of this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

Securities Law Considerations for Certain Other Jurisdictions

European Economic Area

Neither the DL Scheme Consideration nor the DIFL Scheme Consideration is intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, the “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the DL Scheme Consideration or DIFL Scheme Consideration or otherwise making it available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the DL Scheme Consideration or DIFL Scheme Consideration or otherwise making it available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This Explanatory Statement has been prepared on the basis that any offer of the DL Scheme Consideration or DIFL Scheme Consideration in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the DL Scheme Consideration or DIFL Scheme Consideration. This Explanatory Statement is not a prospectus for the purposes of the Prospectus Regulation.

References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This Explanatory Statement has not been approved by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”). Accordingly, this Explanatory Statement is not being distributed to, and must not be passed on to, the general public in the UK. This Explanatory Statement is for distribution only to persons who: (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) are outside the UK; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This Explanatory Statement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Bermuda

Neither the DL Scheme Consideration nor the DIFL Scheme Consideration may be marketed, offered or sold directly or indirectly to the public in Bermuda except in accordance with Bermuda law, and neither this Explanatory Statement, which is not subject to and has not received approval from either the Bermuda Monetary Authority or the Bermuda Registrar of Companies, and no statement to the contrary, explicit or implicit, is authorised to be made in this regard, nor any offering material or information contained herein relating to the DL Scheme Consideration or DIFL Scheme Consideration, may be supplied to the public in Bermuda or used in connection with any offer for the subscription or sale of DL Scheme Consideration or DIFL Scheme Consideration to the public in Bermuda except in accordance with Bermuda law.

Canada

The DL Scheme Consideration and the DIFL Scheme Consideration may be offered or sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or Subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the DL Scheme Consideration or DIFL Scheme Consideration must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Explanatory Statement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Explanatory Statement.

Certain Tax Considerations

Material Bermuda Tax Considerations

As at the date of this Explanatory Statement, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by DL, DHL, New HoldCo, DIHL, DIFL or any DL Scheme Creditors or DIFL Scheme Creditors in respect of the DL Scheme Consideration or DIFL Scheme Consideration.

U.S. Federal Income Tax Considerations

Tax Consequences of the DL Scheme

For a discussion of certain U.S. federal income tax considerations of the DL Scheme, see “Material Bermuda and U.S. Tax Considerations—U.S. Federal Income Tax Considerations” in the Solicitation Statement.

Tax Consequences of the DIFL Scheme

Except for the tax consequences of the New Term Loans as discussed in the following paragraph, for a discussion of certain U.S. federal income tax considerations of the DIFL Scheme, see “Material Bermuda and U.S. Tax Considerations—U.S. Federal Income Tax Considerations” in the Solicitation Statement and the Exchange Offer Memorandum.

Holders of the Term Loans that are generally subject to U.S. federal taxation on their income are urged to consult their tax advisors as to the federal, state, local, and non-U.S. income, estate, and other tax consequences of the DIFL Scheme and ownership of the New Term Loans they expect to receive.

Explanatory Statement: Letter from the boardS of directors

Dear DL Scheme Creditors and DIFL Scheme Creditors,

Background

The Digicel group (the “Group”) is a leading integrated communications and entertainment provider in the Caribbean and Central America, providing a comprehensive range of mobile communications, business solutions, cable television, broadband, mobile financial services and other related products and services to retail, corporate (including small and midsize enterprises) and government customers.

Founded in the early 2000s principally as a mobile telephone provider in Jamaica, the Group quickly expanded to a range of new markets and businesses through a combination of new ventures and acquisitions of existing companies. Today, the Group’s business consists of three principal segments—(a) mobile, (b) Digicel+ (cable TV and broadband), and (c) business solutions. The Group employs a global workforce of approximately 5,500 people and provides products and services to over 10 million customers, including individuals, corporations, and governments, across 25 markets around the Caribbean and Central America, including Bermuda.

The Group provides essential telecommunications services in the 25 markets in which it currently operates. In most of its markets, it has either the largest or second-largest market share among mobile phone providers and operates a number of key telecommunications cables linking countries in the Caribbean and Central America. The Group’s networks are considered to be services of significant importance, and, on account of this importance, the Group and the industry in which it operates, is heavily regulated in each market.

The Group has a large and complex capital structure. In total, the Group had approximately $4.4 billion of funded indebtedness outstanding as at 31 March 2023. Not all of the Group’s funded debt is issued by a single issuer; rather, a number of different entities within the Group are issuers or borrowers under the applicable debt instruments. Many of the Group’s operating companies are guarantors of certain of such indebtedness.

In 2020, the Group completed a comprehensive restructuring of its funded debt which resulted in a reduction of the Group’s total indebtedness by approximately $1.7 billion.

Indebtedness following the 2020 Restructuring

Following the conclusion of the 2020 Restructuring, DGHL acceded to the role of the new parent company for the Group by: (a) issuing the DGHL Unsecured Notes and DGHL Subordinated Notes (each as defined below) in exchange for notes issued by one of the Group’s former holding companies, Digicel Group One Limited; and (b) acquiring substantially all of the assets and liabilities previously held by Digicel Group One Limited.

DGHL’s total indebtedness was approximately $1.2 billion as at 31 March 2023. DGHL’s indebtedness primarily consisted of (a) approximately $438 million principal amount of 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), (b) approximately $216 million principal amount of 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and together with the DGHL Unsecured Notes, the “DGHL Notes”) and (c) intercompany debts which totalled approximately (i) US$106 million to DL and (ii) US$463 million to DIFL as of 31 March 2023 (collectively, the “Intercompany Claims”).

Due to factors discussed further below, which had a Group-wide impact, DGHL is insolvent on a balance sheet basis and is itself in the process of compromising its debts through a scheme of arrangement (the “DGHL Scheme”). The DGHL Scheme is expected to be consummated prior to the Scheme Effective Date. The Schemes are not conditional upon consummation of the DGHL Scheme, however certain assets which DL and/or DIFL may become entitled to as part of the compromise of the Intercompany Claims as a condition precedent to the DGHL Scheme are relevant to proposed DL Scheme and DIFL Scheme. In particular, a compromise has been reached between DGHL on the one part and DIFL and DL on the other in relation to the Intercompany Claims (the “Settlement Agreement”). The consideration payable to DL and DIFL under the Settlement Agreement is anticipated to be (a) an aggregate payment of $110,200,000 (including amounts distributed pursuant to the Interim Distribution (as defined below), but subject to certain holdbacks) and (b) a share in the Future DPL Sale Proceeds (as defined below, being subject to a maximum of $75.24 million) and of the proceeds realised in connection with or from the disposal of certain of DGHL’s additional assets. On 16 June 2023 DGHL applied to the Bermuda Court and obtained an order validating payment of an interim cash distribution to the holders of the DGHL Unsecured Notes of $113,500,000 and a cash payment on account of the Intercompany Claims of $76,500,000 (collectively, the “Interim Distribution”). Such payments were made by DGHL on 18 August 2023 and 20 June 2023, respectively.

DL

DL’s current primary funded debt obligation consists of approximately $925 million principal amount of 6.750% Senior Notes due 2023 (the “Existing DL Notes”) issued pursuant to that certain indenture, dated as of 3 March 2015, by and among DL, as issuer, the Guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee (as amended, supplemented, or otherwise modified from time to time, the “Existing DL Notes Indenture”). The Existing DL Notes matured on 1 March 2023. However, DL, the Guarantors party to the Existing DL Notes and the trustee under the Existing DL Notes, entered into a series of supplemental indentures dated 27 February 2023, 30 March 2023, 28 April 2023, and 25 May 2023, respectively, to amend the indenture governing the Existing DL Notes to provide for a grace period, which period was extended to 180 days upon DL entering into the Restructuring Support Agreement

The Existing DL Notes are general unsecured obligations that are guaranteed on an unsecured, senior subordinated basis by certain of the Guarantors. The aggregate principal amount outstanding of the Existing DL Notes is $925 million.

DIFL/DIHL

DIFL and DIHL have, collectively, approximately $2.85 billion in outstanding indebtedness in aggregate. Their primary funded debt obligations include:

(a)	DIFL 2024 Secured Notes. Approximately $1.23 billion principal amount of 8.750% Senior Secured Notes due 2024 co-issued by DIFL and DIHL (the “DIFL Secured Notes”). The DIFL Secured Notes are general senior secured obligations that mature on May 25, 2024, bear cash interest at a rate of 8.750% per annum semi-annually and are guaranteed on a senior secured basis by certain DIFL Guarantors. The aggregate principal amount outstanding of the DIFL Secured Notes is approximately $1.23 billion.

(b)	DIFL Unsecured Notes. Approximately $317 million principal amount of 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”) co-issued by DIFL and DIHL. The DIFL Unsecured Notes are general senior unsecured obligations that mature on December 31, 2025, bear cash and payment-in-kind interest at a rate of 6.0% and 7.0%, respectively, per annum (due semi-annually), and are guaranteed on a senior unsecured basis by certain DIFL Guarantors. The aggregate principal amount outstanding of the DIFL Unsecured Notes is approximately $381 million (including $64 million of capitalized PIK interest).

(c)	DIFL Subordinated Notes. Approximately $250 million principal amount of 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”) co-issued by DIFL and DIHL. The DIFL Subordinated Notes are general unsecured, senior subordinated obligations that mature on December 31, 2026, bear cash interest at a rate of 8.0% per annum (due semi-annually), and are guaranteed by certain DIFL Guarantors. The aggregate principal amount outstanding of the DIFL Subordinated Notes is approximately $250 million.

(d)	Term Loans. DIFL is a borrower under that certain First Lien Credit Agreement, dated as of May 25, 2017, by and among DHL, as holdings, DIFL, as co-borrower, DIFL US Finance LLC (which was subsequently merged into DIFL), as co-borrower, the lenders from time to time party thereto and Citibank N.A., as administrative agent, collateral agent, and issuing bank (the “Credit Agreement” and the term loan issued pursuant thereto, the “Term Loans”). The aggregate principal amount outstanding of the Term Loans is approximately $1 billion.

(e)	Bridge Facilities. On June 27, 2023, DIFL entered into the “Bridge Facilities”, which provided commitments for an aggregate principal amount of $60 million of term loans (split between two tranches of $24 million and $36 million respectively, for each Bridge Facility). The Bridge Facilities rank pari passu with the Term Loans and are guaranteed by the same subsidiaries of DIFL and secured by the same collateral as the Term Loans. As described below, the Bridge Facilities are intended to provide short-term liquidity to the Group, and the Bridge Facilities are expected to be fully refinanced by the transactions contemplated by the Schemes. As at the date of this Explanatory Statement, there have been no drawings made under the Bridge Facilities.

Negotiations with creditors and events leading to the proposed Restructuring

Notwithstanding the sale of Digicel Pacific Limited and its subsidiaries by DGHL that closed on 13 July 2022 (the “Pacific Sale”), which generated approximately US$1.6 billion in gross proceeds (part of which was used to redeem existing indebtedness of the Group), the Group still faced the near-term maturity (the “DL Maturity”) of approximately $925 million of the Existing DL Notes, which, under the Existing DL Notes Indenture was scheduled to occur on 1 March 2023. Accordingly, following the Pacific Sale, Digicel began working with its legal advisers, Conyers Dill & Pearman Limited (“Conyers”) and Davis Polk & Wardwell LLP (“Davis Polk”), its investment banker, DC Advisory LLC, the Information Agent, and its financial advisor, Island Capital Management Services Limited (together with Conyers, Davis Polk, and DC Advisory, the “Digicel Advisors”) to evaluate various strategic alternatives to address the Group’s indebtedness and the DL Maturity.

Among other things, the Group, with the assistance of its legal and financial advisors, began to engage with one of its major bondholders, PGIM Inc. (“PGIM”), to discuss a consensual refinancing of the Existing DL Notes. Shortly thereafter, Contrarian Capital Management L.L.C. (“Contrarian”), another significant bondholder of the Existing DL Notes, joined these discussions. Negotiations between the Group, PGIM and Contrarian (and their respective advisors) continued through to the end of 2022.

While these negotiations were ongoing, economic conditions in Haiti materially worsened when Prime Minister Ariel Henry announced that fuel subsidies would be eliminated, resulting in a rapid increase in inflation within the Haitian economy. The deterioration in the Haitian economy had a material effect on the Group since as of the six months ending September 30, 2022, Haiti was the Group’s single-largest market in terms of revenue. For the quarter ending September 30, 2022, the Group also reported that Q2 FY23 EBITDA in Haiti was only approximately $28 million, compared to approximately $42 million for the same period in the prior year. In November 2022, the Group announced that its upcoming earnings would be significantly impacted by the economic and humanitarian crisis in Haiti. As the Group previously announced, it was estimated that “[a]djusted EBITDA for H2 FY23 (the six-month period ending March 31, 2023) in Haiti would be in the region of US$25-35 million compared to US$74 million in the prior half year.” Thus, toward the end of 2022, in light of the crisis in Haiti and its material effects on the Group’s EBITDA, it became clear that a more comprehensive restructuring of the Group’s capital structure was necessary. Among other things, the deterioration of the Group’s Haitian businesses resulted in a significant reduction in free cash flow on which the Group relied to service its debt load. By end of 2022, it was clear that a refinancing transaction that dealt only with the Existing DL Notes would be insufficient to ensure the Group was refinanced on a sustainable basis given the loss in EBITDA and cashflow generation that the Group suffered as a result of the deterioration of its Haitian business.

Negotiations were complicated by the presentation of a winding-up petition against DGHL by an entity with an economic interest in the DGHL Notes. As a result of the presentation of the Petition, DGHL was prevented from making any payments in respect of certain intercompany loans owed to DL and DIFL while the Petition was pending, meaning that DL and DIFL were deprived of necessary liquidity for the Group’s operations. As a consequence, DIFL entered into the Bridge Facilities as a means of providing the Group with short-term liquidity.

The Group, in conjunction each of with PGIM, Contrarian and another significant creditor GoldenTree Asset Management L.P. (“GoldenTree” and collectively with PGIM and Contrarian the “PCG Ad Hoc Group”) along with an ad hoc group of certain holders of DIFL Secured Notes and Term Loan Lenders (the “DIFL Secured Ad Hoc Group”, together with the PCG Ad Hoc Group, the “Ad Hoc Groups”) and each of their respective advisors, conducted intensive negotiations that resulted in an agreement in principle for a comprehensive capital restructuring of the Group. This agreement in principle was subsequently memorialised in the Restructuring Support Agreement.

The Restructuring Support Agreement contemplates a restructuring of the Existing Notes and the Term Loans (the “Restructuring”) that, in outline, will result in:

(i)	in exchange for the release of all claims arising out of the Credit Agreement and related documents (other than the Bridge Facilities), new secured term loans being issued pursuant to an amendment and restatement of the Credit Agreement;

(ii)	in exchange for the release of all claims arising out of the DIFL Secured Notes Indenture and related documents, new secured notes (the “New Secured Notes”) being co-issued by DIHL and DIFL;

(iii)	in exchange for the release of all claims arising out of the DIFL Unsecured Notes Indenture and related documents, new unsecured notes (the “Take-Back Notes”) being issued by Digicel MidCo Limited (“New HoldCo”), a newly incorporated entity in Bermuda that will become a wholly owned and direct subsidiary of DHL and the indirect parent of DIFL to include certain economic enhancements and other amendments as compared to the DIFL Unsecured Notes;

(iv)	through the full equitisation of the Existing DL Notes and the DIFL Subordinated Notes, holders of these instruments will receive common equity in DHL(the “DHL Common Shares) and the opportunity to participate in the offering of additional DHL Common Shares and Exit Preferred Shares (as defined below); and

(v)	immediately prior to the consummation of the Schemes, DL contributing all of its assets to DHL and its subsidiaries, and DHL becoming the ultimate parent entity of the reorganized Group.

Summary of Restructuring

In summary, the Restructuring anticipates a refinancing and equitisation of the DL and DIFL indebtedness whereby DHL effectively becomes the parent holding company of the Group, with certain creditors receiving shares in DHL. New notes and amended Term Loans will be issued at various levels and the loans at DIFL will be amended and restated in order to continue the structural priority for those ‘senior’ creditors presently holding unsubordinated claims. In summary, and as explained in more detail below, the Restructuring contemplates:

(a)	as consideration of the claims held by holders of the Existing DL Notes and the DIFL Subordinated Notes, and in satisfaction thereof, the Existing DL Notes and the DIFL Subordinated Notes shall be cancelled and exchanged for new DHL Common Shares (which may be either voting or non-voting at the election of the relevant creditor) based on the value of such claims as of the Record Date. This conversion, among other aspects of the Restructuring, will effectively reconstitute the Group by “severing” DL (and DGHL), and DHL will be the new parent company of the Group going forward;

(b)	in addition to the shares issued in (a) above, DHL will also conduct a rights offering (the “Rights Offering”) of (x) up to $110 million (the “Offering Amount”) of new convertible preferred shares (the “Exit Preferred Shares”) and (y) 20% of the DHL Common Shares (subject to the Rights Offering Equity Adjustment (as defined below)) (the “Subscription DHL Common Shares” and, the rights to subscribe thereto and to the Exit Preferred Shares, collectively, the “Additional Subscription Election”) in order to raise the funds necessary to refinance the Bridge Facilities and provide adequate liquidity for the Group on a go forward basis. Holders of the Existing DL Notes and DIFL Subordinated Notes that are eligible to receive a Commitment Payment (as defined below) will be afforded a pro-rata allocation of the Additional Subscription Election (based upon their existing claim value). Pursuant to that certain Backstop Commitment Agreement, dated 27 June 2023, the Rights Offering is “backstopped” or underwritten by certain members of the PCG Ad Hoc Group (the “Backstop Parties”) in the event the Rights Offering is either undersubscribed, or if subscribers fail to fund their subscription monies on closing;

(c)	New HoldCo—being incorporated to sit directly below DHL so that the equity at DHL is structurally subordinated to the interests of New HoldCo—will issue the Take-Back Notes to be distributed as consideration to holders, and in satisfaction, of the current DIFL Unsecured Notes;

(d)	DIFL will issue the New Secured Notes to be distributed as consideration to holders, and in satisfaction, of the current DIFL Secured Notes; and

(e)	DIFL will enter into the New Term Loans, with the obligations thereunder being distributed as consideration to holders, and in satisfaction, of the Term Loans.

Recipients of this Explanatory Statement (other than the Term Loan Lenders and the holders of DIFL Subordinated Notes) will have previously received a proxy solicitation statement for schemes of arrangement relating to the Existing Notes (other than the DIFL Subordinated Notes) dated as of 21 August 2023 (the “Solicitation Statement”). Holders of the DIFL Subordinated Notes will, instead of the Solicitation Statement, have previously received an exchange offer memorandum and consent solicitation statement dated 21 August 2023 (the “Exchange Offer Memorandum”). The Solicitation Statement annexed the full text of each of the proposed Schemes, and the Exchange Offer Memorandum described the proposed DIFL Scheme in detail. Each of the Solicitation Statement and the Exchange Offer Memorandum describes the proposed economic effect of the Schemes on DL Noteholders and/or DIFL Noteholders, including how such holders’ claims arising under the Existing Notes would be compromised, and the consideration that would become due to holders in exchange for such compromise under the respective Scheme. The Term Loan Lenders received notice of transactions contemplated by the Schemes through a posting memo that, together with the Restructuring Support Agreement, was posted to an intralinks site for Term Loan Lenders on 27 July 2023.

Since the Restructuring implicates multiple debt instruments across the Group’s capital structure, the purpose of the Solicitation Statement and the Exchange Offer Memorandum was for the Scheme Companies to solicit proxies for the proposed Schemes (and thereby determine at an early stage the level of overall creditor support) using a method familiar (i.e. a solicitation/consent process through the Depository Trust Company (“DTC”)) to holders of instruments such as the Existing Notes. By delivering their proxy and tendering their Existing Notes (other than the DIFL Subordinated Notes) pursuant to the Solicitation Statement or, in the case of holders of the DIFL Subordinated Notes, by delivering their proxy and tendering their DIFL Subordinated Notes pursuant to the Exchange Offer Memorandum, DL Noteholders and/or DIFL Noteholders (as the case may be) were deemed to unconditionally deliver instructions for the Information Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to their Existing Notes for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause their Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf their Existing Notes) of the relevant Scheme (“Instructions”).

The Proposed Schemes

Each of the Schemes proposes compromising all of the debt claims held by holders of (i) the relevant series of Existing Notes; and (ii) the Term Loans. As described further in this Explanatory Statement (and in the Solicitation Statement and Exchange Offer Memorandum), the proposed Schemes, when they become effective in accordance with their terms, will bind (and therefore compromise) all creditors of the relevant class, including those that do not deliver Instructions, or do not otherwise vote in favour of the relevant Scheme (or do not vote at all). The principal economic terms on which the existing indebtedness of DL, DIHL and DIFL are proposed to be compromised are:

Existing DL Notes

The DL Scheme shall cause DL Noteholders to exchange their interest in the Existing DL Notes for their pro-rata share of:

(a)	(i) 48.78% of the DHL Common Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement) (subject to dilution by the DL Commitment Payment[2], and (ii) 78.90% of the Rights Offering Equity Adjustment (as defined below) if applicable; and

(b)	the Additional Subscription Election.

DIFL Secured Notes

The DIFL Scheme shall cause DIFL Secured Noteholders to exchange their interest in the DIFL Secured Notes for their pro-rata share of:

(a)	New Secured Notes (in an amount calculated in accordance with the formula set out in the DIFL Scheme); and

(b)	cash equal to accrued and unpaid cash interest outstanding on the DIFL Secured Notes from the last interest payment date to the Scheme Effective Date.

2 After consummation of the DL Scheme, the DHL Common Shares may be subject to further dilution by (a) shares or other equity awards issued pursuant to a management incentive plan, (b) upon conversion of the Exit Preferred Shares, and/or (c) upon exercise of the warrants issued as consideration under the Services Agreement.

DIFL Unsecured Notes

The DIFL Scheme shall cause DIFL Unsecured Noteholders to exchange their interest in the DIFL Unsecured Notes for their pro-rata share of:

(a)	the Take-Back Notes (in an amount calculated in accordance with the formula set out in the DIFL Scheme); and

(b)	cash equal to accrued and unpaid cash interest outstanding on the DIFL Unsecured Notes from the last interest payment date to the Scheme Effective Date.

DIFL Subordinated Notes

The DIFL Scheme shall cause DIFL Subordinated Noteholders to exchange their interest in the DIFL Subordinated Notes for their pro-rata share of:

(a)	(i) the 13.05% of the DHL Common Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the Existing DIFL Subordinated Noteholders’ designations pursuant to the designation procedure set out in the Exchange Offer Memorandum) (subject to dilution by the DIFL Subordinated Notes Commitment Payment3) and (ii) 21.10% of the Rights Offering Equity Adjustment (if applicable); and

(b)	the Additional Subscription Election.

As described in the Solicitation Statement and the Exchange Offer Memorandum, the precise number of Equitisation Shares (i.e. the total DHL Common Shares issuable in respect of the mandatory conversion of the Existing DL Notes and the DIFL Subordinated Notes) cannot be determined until close to the Scheme Effective Date, given that such number will be dependent upon the ultimate size of the Rights Offering, and the numbers of DHL Common Shares indicated in the Scheme documents are subject to adjustment as noted therein.

Term Loans

The DIFL Scheme shall cause the Term Loan Lenders to deliver instructions to the Administrative Agent and the Collateral Agent, and to grant to DIFL authority to execute on their behalf new documentation that will cause the Credit Agreement to be amended and restated such that the Term Loans are exchanged for:

(a)	the New Term Loans (in an amount calculated in accordance with a formula set out in the DIFL Scheme); and

(b)	cash equal to accrued and unpaid cash interest outstanding on the Term Loan from the last interest payment date to the Scheme Effective Date.

Rights Offering

As can be seen above, part of the consideration payable to DL Noteholders and the DIFL Subordinated Noteholders consists of the Additional Subscription Election in the Rights Offering.

In connection with backstopping the Rights Offering, the Backstop Parties will receive a premium equal to $11 million, payable in Exit Preferred Shares and 2.0% of DHL Common Shares (the “Backstop Payment”). The Backstop Payment will only be paid to the Backstop Parties, and is not being paid to any other creditor. Nor does any other creditor have the right to become a Backstop Party and thereby receive the Backstop Payment.

3 After consummation of the DIFL Scheme, the DHL Common Shares may be subject to further dilution by (a) shares or other equity awards issued pursuant to a management incentive plan, (b) upon conversion of the Exit Preferred Shares, and/or (c) upon exercise of the warrants issued as consideration under the Services Agreement.

Rights Offering Equity Adjustment

DHL Common Shares will be reallocated to DL Noteholders and DIFL Subordinated Noteholders as part of their respective consideration in the event that the Offering Amount is less than $110 million, which will, in turn, reduce the amount of Subscription DHL Common Shares offered in connection with the Rights Offering (the reallocation of such Subscription DHL Common Shares, the “Rights Offering Equity Adjustment”). The Offering Amount will be reduced by any amounts, other than the Interim Distribution, recovered on account of intercompany loans owed by DGHL to DL and DIFL or DHL. DL Noteholders and DIFL Subordinated Noteholders will receive 78.90% and 21.10%, respectively, of any Rights Offering Equity Adjustment, such that the relevant proportion of their equity ownership delivered pursuant to the Schemes remains consistent.

Commitment Payments

Each of the Solicitation Statement and the Exchange Offer Memorandum provided an opportunity to those DL Noteholders and DIFL Noteholders (as applicable) that were willing to support the Restructuring at an early stage to benefit from an additional inducement in the form of commitment payments, payable to such holders if they provided Instructions by the Commitment Payment Election Deadline of 5:00 p.m., New York City time, on 11 September 2023. The Scheme Companies view these commitment payments as an important tool, consistent with market practice, for garnering “up front” support for the Restructuring. Holders of the Term Loans are also entitled to a commitment payment if they remain a party to or sign a joinder to the Restructuring Support Agreement by the Commitment Payment Election Deadline of 5:00 p.m. (New York time) on 11 September 2023. The commitment payments are (1) in respect of the Existing DL Notes, 0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes, (2) in respect of the DIFL Unsecured Notes, $50 principal amount of Take-Back Notes per $1,000 principal amount of DIFL Unsecured Notes; provided that, upon the agreement of (i) the Scheme Companies and (ii) the holders entitled to receive the DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Unsecured Notes held by all holders entitled to receive the DIFL Unsecured Notes Commitment Payment, such commitment payment may be reduced or waived, (3) in respect of the DIFL Secured Notes, $50 principal amount of New Secured Notes per $1,000 principal amount of DIFL Secured Notes; provided that, upon the agreement of (i) the Scheme Companies and (ii) the holders entitled to receive the DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Secured Notes held by all holders entitled to receive the DIFL Secured Notes Commitment Payment, such commitment payment may be reduced or waived, (4) in respect of the DIFL Subordinated Notes, 0.0000025% of DHL Common Shares for each $1,000 principal amount of DIFL Subordinated Notes, and (5) in respect of the Term Loans, $50 principal amount of New Term Loans per $1,000 principal amount of Term Loans provided that, upon agreement of (i) the Scheme Companies and (ii) the holders entitled to receive the Term Loan Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Term Loans held by all holders entitled to receive the Term Loan Commitment Payment, such commitment payment may be reduced or waived (collectively, the “Commitment Payments”).

Work Payments

Pursuant to the Restructuring Support Agreement, certain creditors that signed the Restructuring Support Agreement (consisting of the members of the PCG Ad Hoc Group, the DIFL Secured Steering Committee and Diameter) will receive Work Payments. In addition, the members of the Ad Hoc Groups are entitled, pursuant to the terms of the Restructuring Support Agreement, to have the expenses of their financial and legal advisers reimbursed by the Scheme Companies in recognition of the substantial time and resources that those creditors have spent in negotiating and assisting the Scheme Companies in launching the Schemes. The Work Payments are (1) in respect of the Existing DL Notes, 4.87% of DHL Common Shares to be outstanding after the date on which the Schemes become effective, (2) in respect of the DIFL Unsecured Notes, 2.00% of the aggregate principal amount of the DIFL Unsecured Notes as of the date on which the Schemes become effective, payable in kind through the issuance on a dollar-for-dollar basis of Take-Back Notes, (3) in respect of the DIFL Secured Notes, 1.932% of the aggregate principal amount of DIFL Secured Notes as of the date on which the Schemes become effective, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New Secured Notes or (ii) New Term Loans, at the election of holders eligible to receive such Work Payment, (4) in respect of the DIFL Subordinated Notes, 1.30% of DHL Common Shares to be outstanding after the date on which the Schemes become effective, and (5) in respect of the Term Loans, 1.932% of the aggregate principal amount of Term Loans as of the date on which the Schemes become effective, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New Secured Notes or (ii) New Term Loans, at the election of holders eligible to receive such Work Payment. In the Scheme Companies’ view, the Work Payments are commercially justifiable compensation for work performed by the members of the PCG Ad Hoc Group, the DIFL Secured Steering Committee and Diameter in negotiating the Schemes and the related restructuring transactions.

Alternatives to the Restructuring

It took the Scheme Companies and the Ad Hoc Groups almost a year of negotiation to settle on the terms of the Restructuring Support Agreement. If the Schemes are not sanctioned, the respective boards of the Scheme Companies have no confidence that any alternative restructuring could be agreed and implemented, at which point an insolvent liquidation of the Scheme Companies would be seemingly unavoidable.

The Scheme Companies therefore obtained an independent liquidation analysis (“Liquidation Analysis”) from AlixPartners, LLP (“AlixPartners”). AlixPartners is a leading independent global consulting and advisory firm. A copy of the Liquidation Analysis is appended at Appendix 10. The Liquidation Analysis illustrates that each class of creditors suffer significant impairment in the face value of their claims and, in certain cases (the Existing DL Notes, the DIFL Subordinated Notes and the DIFL Unsecured Notes) there is little prospect of creditors receiving any meaningful recovery.

The Scheme Companies have reviewed the consideration to be provided to each Scheme Creditor under the respective Schemes, and have also reviewed the Liquidation Analysis provided by AlixPartners. While there are inherent difficulties in valuing the Scheme Consideration (in particular any new equity issued by DHL given there is a limited comparable public company universe to benchmark valuation of the business and a limited universe of potential buyers of the entire Group given its geographic footprint and complexities in terms of managing so many markets in which it operates), the Scheme Companies believe that the consideration being provided pursuant to the Schemes is a better outcome compared to the liquidation scenario. The Schemes position the Group for long term success by providing for a substantial reduction in debt, a new capital infusion, and sufficient liquidity to potentially grow revenue and EBITDA to historical levels. A liquidation of the Group would, among other things, negatively impact valuation of the Scheme Creditors’ collateral, create additional costs and destabilize operations. Consequently, the Scheme Companies believe that a liquidation would result in a worse economic outcome for holders than that proposed under the Schemes. Moreover, as part of the restructuring process, the Scheme Companies considered the merits of potential alternatives to the Schemes, including the sale of the entire Group as a going concern to a third-party, the break-up of the Group coupled with the sale of various markets where the Group operates and/or a consensual and non-consensual US bankruptcy. Ultimately, the Scheme Companies concluded that implementation of the Restructuring through the Schemes was in the best interests of all parties.

Process for Voting on and Implementation of the Schemes

For the purposes of each Scheme, the Bermuda Court ordered at the Convening Hearing that:

(i)	neither the Existing Notes Trustee, nor the Existing Depository Nominee shall be treated as DL Scheme Creditors for the purposes of voting. DL Noteholders, being those with a Beneficial Interest who are also the owners of the ultimate economic interest in the Existing DL Notes shall be the only DL Scheme Creditors recognised for voting purposes (see “Identity of DL Scheme Creditors and DIFL Scheme Creditors”)

(ii)	neither the Existing Notes Trustee, nor the Existing Depository Nominee shall be treated as DIFL Scheme Creditors for the purposes of voting in respect of the Existing DIFL Notes. DIFL Noteholders, being those with a Beneficial Interest who are also the owners of the ultimate economic interest in the Existing DIFL Notes shall be the only DIFL Scheme Creditors recognised for voting purposes in respect of each class of the Existing DIFL Notes (see “Identity of DL Scheme Creditors and DIFL Scheme Creditors”).

All DL Scheme Creditors and DIFL Scheme Creditors should refer to the detailed instructions in relation to voting at the Scheme Meetings in the section entitled “Summary of Actions to be Taken by all DL Scheme Creditors and DIFL Scheme Creditors” and Appendix 2 (Ballot Package). However, if you are not an Uncommitted Holder, you do not need to take further action to vote in respect of the relevant Scheme. In such case, your vote will be cast by the Information Agent on your behalf pursuant to the proxy you granted the Information Agent when submitting Instructions and/or signing or joining the Restructuring Support Agreement. You may, however, still need to submit an Equity Registration Form as described further below.

If you are an Uncommitted Holder, to vote on the relevant Scheme you must either attend the relevant Scheme Meeting or complete and submit a Ballot to the Information Agent by the Voting Deadline in accordance with the instructions set forth in the Ballot Package.

As explained further in Part B (Overview of the Schemes), there shall be (a) in respect of the DL Scheme, one class for voting purposes (consisting solely of the DL Noteholders), and (b) in respect of the DIFL Scheme, four classes for voting purposes (consisting of (i) the DIFL Subordinated Noteholders in respect of the DIFL Subordinated Notes, (ii) DIFL Unsecured Noteholders in respect of the DIFL Unsecured Notes, (iii) DIFL Secured Noteholders in respect of the DIFL Secured Notes, and (iv) Term Loan Lenders in respect of the Term Loans. There shall therefore be one Scheme Meeting for the DL Scheme, and four Scheme Meetings for the DIFL Scheme. The approval of each class of creditors in the relevant Scheme by the requisite statutory majority, being 75% in value and a majority in number of those present and voting (in person or by proxy), shall be required for the relevant Scheme to be approved. Since the DL Scheme and DIFL Scheme are interconditional, this in effect means that the statutory majority must be achieved by each of the five classes of creditors across both Schemes in order for the Schemes to become effective (in addition to the satisfaction of any further conditions precedent under the Schemes: see further Part B (Overview of the Schemes).

Equity Registration Forms

DL Noteholders and DIFL Subordinated Noteholders must validly complete and submit the Equity Registration Form by 30 October 2023 in order for such holder to receive their allocation of the Equitisation Shares, and, if applicable, the shares issued pursuant to the Rights Offering. In submitting a Registration Form, a DL Noteholder or DIFL Subordinated Noteholder may also be required to supply any “know-your-customer” information to DHL as further set out in the Equity Registration Form. The Equity Registration Form was included with the Solicitation Statement and Exchange Offer Memorandum, and can also be found at Appendix 11 (Equity Registration Form).

If a DL Noteholder or DIFL Subordinated Noteholder fails to complete the Equity Registration Form by 30 October 2023 (the “Registration Deadline”), such holder’s allocation of the Equitisation Shares and the shares issued pursuant to the Rights Offering will be issued into the Holding Trust on the Scheme Effective Date until such time that such holder completes the Equity Registration Form. If a holder fails to complete the Equity Registration Form by the end of the Holding Trust Period, such shares will be forfeited.

Scheme Sanction Hearings

Under Section 99 of the Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Companies expect that the Scheme Sanction Hearing in respect of both Schemes will take place on or about 3 November 2023. Once the date of the Scheme Sanction Hearing is confirmed by the Bermuda Court, notice of the date and time of that hearing will be provided to the DL Scheme Creditors and DIFL Scheme Creditors.

Scheme Effective Date

As soon as reasonably practicable after receiving the Sanction Order, the Scheme Companies intend to deliver the Sanction Order to the Bermuda Registrar of Companies. The Scheme Effective Date of the applicable Scheme will occur following the satisfaction or waiver of all conditions precedent in such Schemes which include, in each case, the delivery of the Sanction Order to the Bermuda Registrar of Companies and the entry of an order by the U.S. Bankruptcy Court pursuant to Chapter 15 of the Bankruptcy Code that recognises and enforces the applicable Scheme. The Scheme Companies will notify the DIFL Scheme Creditors and the DL Scheme Creditors, as applicable, of the occurrence of the Scheme Effective Date.

Recommendation

This letter is part of the Explanatory Statement distributed to you because the Scheme Companies believe you are a DIFL Scheme Creditor or DL Scheme Creditor as of the Voting Record Date. In considering the DIFL Scheme and the DL Scheme, you should not rely only on this letter, but you should also consider the more detailed information contained in the remainder of the Explanatory Statement (including the Schemes).

The boards of directors of the Scheme Companies consider the proposed Restructuring to be in the best interests of the DIFL Scheme Creditors and DL Scheme Creditors and recommend that the DIFL Scheme Creditors and DL Scheme Creditors vote in favour of the DIFL Scheme or DL Scheme respectively at the Scheme Meeting.

Yours faithfully,

Board of Directors for and on behalf of
Digicel International Finance Limited

Board of Directors for and on behalf of
Digicel Intermediate Holdings Limited

Board of Directors for and on behalf of

Digicel Limited

Expected Timetable of Principal Events4

Event	Expected time and date

Record Date	4:00 p.m. (New York time) 15 August 2023
Voting Record Date	4.00 p.m. (New York time) 12 September 2023
Practice Statement Letter Issued	12 September 2023

Chapter 15 Filing	As soon as reasonably practicable after the date this Explanatory Statement is sent to DIFL Scheme Creditors and DL Scheme Creditors
Voting Instruction Deadline: latest time and date for receipt of Ballots by the Information Agent in order for DIFL Scheme Creditors’ and DL Scheme Creditors’ voting instructions to be taken into account for the purposes of the Scheme Meeting.	5:00 p.m. (New York time) on 16 October 2023

Scheme Meetings[5]

The first meeting, of the DL Noteholders.

The second meeting, of the DIFL Secured Noteholders

The third meeting, of the DIFL Subordinated Noteholders

The fourth meeting, of the DIFL Unsecured Noteholders

The fifth meeting, of the Term Loan Lenders

2:00 p.m. (Bermuda time) / 1:00 p.m. (New York time) on 18 October 2023

2.30 p.m. (Bermuda time) / 1.30 p.m. (New York time) on 18 October 2023

3.00 p.m. (Bermuda time) / 2.00 p.m. (New York time) on 18 October 2023

3.30 p.m. (Bermuda time) / 2.30 p.m. (New York time) on 18 October 2023

4.00 p.m. (Bermuda time) / 3.00 p.m. (New York time) on 18 October 2023

Scheme Sanction Hearing[6]	3 November 2023
Registration Deadline for submitting a valid Equity Registration Form[7]	30 October 2023
Scheme Effective Date	Expected to occur in the last quarter of 2023.

[4]	Unless otherwise stated, all references to time in this Explanatory Statement are to New York time. The dates in this timetable and mentioned throughout this Explanatory Statement assume that the Scheme Meetings are not adjourned. It is also possible that the Scheme Effective Date may be delayed if any person appeals the Scheme Convening Orders.

[5]	Any DIFL Scheme Creditor or DL Scheme Creditor that has not delivered Instructions pursuant to the Solicitation Statement or the Exchange Offer Memorandum and (if a Term Loan Lender) has not signed the Restructuring Support Agreement, and wishes to attend the Scheme Meetings and vote in person must provide: (i) a duplicate copy of the validly completed Ballot ( if any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Voting Record Date with accompanying proof from the relevant DTC Participant or that as applicable they are a lender of record of Term Loans; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com (with “DIFL Scheme” or “DL Scheme” in the subject line as applicable) no later than four hours before the scheduled time of the Scheme Meeting for the purposes of registering a DIFL Scheme Creditor’s or DL Scheme Creditor’s attendance at the applicable Scheme Meeting.

[6]	The Bermuda Court will be requested to sanction the Schemes. The date for that hearing has not yet been fixed, although it is expected to be on or about 3 November 2023. If this date changes, the dates of all subsequent steps, including the Scheme Effective Date, may be affected. In this event, the rescheduled hearing date will be announced at the Scheme Meetings to the extent then known or otherwise notified to the DIFL Scheme Creditors and DL Scheme Creditors by the Information Agent. A notice regarding the dates and times of the hearing will be circulated to the DIFL Scheme Creditors and the DL Scheme Creditors by the Information Agent once the hearing has been scheduled.

[7]	DHL shall have a discretion to accept Equity Registration Forms after the Registration Deadline, but in any event shall not accept any Equity Registration Forms received less than 15 Business Days prior to the Scheme Effective Date and in such case the shares of such Scheme Creditors shall be issued into the Holding Trust on the Scheme Effective Date.

Identity of scheme creditors

The following persons have interests in the Existing Notes or Term Loans:

1.	DTC Participants: you are a DTC Participant in respect of the Existing Notes if you are recorded directly in the records of Cede & Co. (as the Existing Depository Nominee) and DTC as holding a Beneficial Interest in such Existing Notes in an account held with DTC, either for your own account or on behalf of an underlying client.

2.	Intermediary: you are an Intermediary in respect of the Existing Notes if you hold a Beneficial Interest in those Existing Notes on behalf of another person or other persons (and are therefore the owner of the ultimate economic interest in such Existing Notes) and you do not otherwise hold that same Beneficial Interest in such Existing Notes as a DTC Participant.

3.	DIFL Secured Noteholder: you are a DIFL Secured Noteholder in respect of the DIFL Secured Notes if you hold a Beneficial Interest in such DIFL Secured Notes and you are also the owner of the ultimate economic interest in such Existing Secured Notes. A DTC Participant may also be a DIFL Secured Noteholder.

4.	DIFL Subordinated Noteholder: You are a DIFL Subordinated Noteholder in respect of the DIFL Subordinated Notes if you hold a Beneficial Interest in such DIFL Subordinated Notes and are also the owner of the ultimate economic interest in such Existing Subordinated Notes. A DTC Participant may also be a DIFL Subordinated Noteholder.

5.	DIFL Unsecured Noteholder: You are a DIFL Unsecured Noteholder in respect of the DIFL Unsecured Notes if you hold a Beneficial Interest in such DIFL Unsecured Notes and are also the owner of the ultimate economic interest in such DIFL Unsecured Notes. A DTC Participant may also be a DIFL Unsecured Noteholder.

6.	Term Loan Lenders: You are a Term Loan Lender in respect of the Term Loans if you are the lender of record of any of the Term Loans.

7.	DL Noteholder: You are a DL Noteholder in respect of the Existing DL Notes if you hold a Beneficial Interest in such Existing DL Notes and are also the owner of the ultimate economic interest in such Existing DL Notes. A DTC Participant may also be a DL Noteholder.

8.	The Existing Depository Nominee and the Existing Notes Trustee.

DIFL Scheme Creditors and DL Scheme Creditors are entitled to take, or direct the taking of, certain actions in respect of the Schemes.

For the purposes of the DIFL Scheme, the following persons are DIFL Scheme Creditors:

1.	the Existing Notes Trustee;

2.	the Existing Depository Nominee, as registered holder of the global note certificates representing the Existing DIFL Notes;

3.	the DIFL Noteholders, as contingent creditors;

4.	the Term Loan Lenders.

For the purposes of the DL Scheme, the following persons are DL Scheme Creditors:

1.	the Existing Notes Trustee;

2.	the Existing Depository Nominee, as registered holder of the global note certificates representing the Existing DL Notes; and

3.	the DL Noteholders, as contingent creditors.

The Existing Notes Trustee and the Existing Depository Nominee have been directed by the Bermuda Court not to vote at the Scheme Meeting.

Persons who are either (a) Intermediaries in respect of Existing Notes, or (b) DTC Participants who are not also DIFL Noteholders or DL Noteholders, are not DIFL Scheme Creditors or DL Scheme Creditors in respect of those Existing Notes because they do not hold the ultimate economic interest in those Existing Notes for their own behalf.

In respect of the Existing Notes, only DIFL Noteholders and DL Noteholders holding DIFL Scheme Claims and DL Scheme Claims respectively as of the Voting Record Date shall be entitled to vote at the relevant Scheme Meeting.

As described in the section of this Explanatory Statement entitled Summary of Actions to Be Taken by All DIFL Scheme Creditors and DL Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement, the assistance of Intermediaries may be required in connection with the voting procedures of the DIFL Scheme and the DL Scheme.

If you are a DIFL Noteholder or DL Noteholder that is not a DTC Participant and/or you hold your interests via an Intermediary you should contact your DTC Participant and/or Intermediary and provide them with a Ballot, so that these may be submitted on your behalf by the relevant DTC Participant or Intermediary. The form of Ballot is set out in Appendix 2 (Ballot Package) to this Explanatory Statement.

If you have already submitted Instructions pursuant to the Solicitation Statement or Exchange Offer Memorandum (or, in the case of Term Loan Lenders, are a signatory to the Restructuring Support Agreement) you are not required to take any further action to vote at the relevant Scheme Meetings (you do, however, still need to complete and submit an Equity Registration Form if you are, or may become, entitled to any DHL Common Shares or Exit Preferred Shares).

In determining whether a particular person is the ultimate beneficial owner and therefore a DIFL Scheme Creditor or DL Scheme Creditor entitled to vote, each of the Scheme Companies and the Information Agent may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

For further information on the action to be taken by Term Loan Lenders, DIFL Noteholders and DL Noteholders and persons with an interest in the Existing Notes, see the section of this Explanatory Statement entitled Summary of Actions to Be Taken by All DIFL Scheme Creditors and DL Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement.

The following diagram illustrates the relationship between certain persons with interests in the Existing Notes, which are held in global form through DTC:

Existing Depository Nominee Cede & Co as Existing Depository Nominee

DTC DTC acts as clearing system for the Existing Notes

DTC Participant
(For example, a bank or broker dealer)

Each DTC Participant has interests in the Existing Notes either for its own account (in which case it is the DIFL Noteholder or DL Noteholder with respect to those interests) or on behalf of its client (in which case it is not the DIFL Noteholder or DL Noteholder with respect to those interests)

Intermediary

(For example a bank or brokerage house which does not have an account with a DTC)

There may be one or more Intermediaries between a DTC Participant and a DIFL Noteholder or DL Noteholder; these Intermediaries are essentially intermediaries with no economic interest in the Existing Notes

DIFL Noteholder or DL Noteholder
(The ultimate beneficial owner and the person with the ultimate economic interest in any of the Existing Notes)

Voting
Each DIFL Noteholder or DL Noteholder as of the Voting Record Date will be entitled to give instructions for the appointment of a proxy to attend and vote at the Scheme Meetings (either the Chairman or another person selected by the DIFL Noteholder or DL Noteholder) or to attend and vote at the Scheme Meetings in person.

Summary of actions to be taken by all DIFL Scheme Creditors and DL scheme creditors

1.	Meetings of Difl Scheme Creditors and dl scheme creditors

1.1	By the DIFL Scheme Convening Order, the Bermuda Court has granted DIFL and DIHL permission to convene Scheme Meetings for four classes of DIFL Scheme Creditors to consider and, if thought fit, approve the DIFL Scheme (with or without modifications).

1.2	By the DL Scheme Convening Order, the Bermuda Court has granted DL permission to convene a Scheme Meeting for one class of DL Scheme Creditors to consider and, if thought fit, approve the DL Scheme (with or without modifications).

1.3	For the purposes of voting at the applicable Scheme Meeting, the Bermuda Court has directed that the Existing Notes Trustee and the Existing Depository Nominee shall not be entitled to vote at any Scheme Meeting and that the actions described herein shall not be applicable to the Existing Notes Trustee and the Existing Depository Nominee.

2.	Actions to be taken in order to vote at the Scheme MeetingS

2.1	Detailed instructions on the actions which DIFL Scheme Creditors, DL Scheme Creditors, Intermediaries and DTC Participants should take in order to vote at the Scheme Meetings are set out in this Explanatory Statement and the Instruction Packet and are summarised below.

2.2	Each DIFL Scheme Creditor and DL Scheme Creditor should read this Explanatory Statement as a whole, in conjunction with the Instruction Packet. The Instruction Packet includes:

(a)	this Explanatory Statement;

(b)	a Ballot (which includes a section for the appointment of a proxy); and

(c)	the Notice of the Scheme Meeting.

2.3	If you are an Uncommitted Holder, you may vote at the Scheme Meetings by either following the voting procedures set out in detail in Appendix 2 (Ballot Package) to this Explanatory Statement or by attending the applicable Scheme meeting in person.

(a)	The Ballot Package included as Appendix 2 to this Explanatory Statement will be sent out on 3 October 2023 and will also be made available on the Scheme Website. DIFL Scheme Creditors and DL Scheme Creditors may obtain access to the Scheme Website by emailing tabulation@epiqglobal.com, with reference to “DIFL Scheme” or “DL Scheme”, as applicable, in the subject line. DIFL Scheme Creditors and DL Scheme Creditors must provide proof of their holdings to receive access to the Scheme Website. Validly completed Ballots should be submitted by email to tabulation@epiqglobal.com by the Voting Instruction Deadline.

(b)	To vote at the relevant Scheme Meeting in person, Uncommitted Holders must provide: (i) a duplicate copy of the validly completed Ballot (if any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Voting Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com, with reference to “DIFL Scheme” or “DL Scheme”, as applicable, no later than four hours before the scheduled time of the relevant Scheme Meeting for the purposes of registering their attendance at the relevant Scheme Meeting.

2.4	If you are not an Uncommitted Holder (i.e. you have submitted Instructions or, in the case of Term Loan Lenders are a signatory to the Restructuring Support Agreement) you are not required to take further action to vote in respect of the applicable Scheme. In such case, your vote will be cast by the Information Agent on your behalf pursuant to the proxy you granted the Information Agent when submitting Instructions and/or signing or joining the Restructuring Support Agreement. You do, however, still need to complete and submit an Equity Registration Form if you are, or may become, entitled to any DHL Common Shares or Exit Preferred Shares.

2.5	This paragraph 2.5 and paragraph 2.6 are relevant to Uncommitted Holders only. The following are the key dates that should be noted by Term Loan Lenders, DIFL Noteholders, and DL Noteholders wishing to vote at the Scheme Meetings:

(a)	4:00 p.m. (New York time) on 15 August 2023: Record Date;

(b)	5:00 p.m. (New York time) on 12 September 2023: Voting Record Date;

(c)	5:00p.m. (New York time) on 16 October 2023: Voting Instruction Deadline for the receipt of a Ballot by the Information Agent; and

(d)	18 October 2023: Scheme Meetings.

2.6	Each DIFL Noteholder and DL Noteholder as of the Voting Record Date who is an Uncommitted Holder and who wishes to vote at the relevant Scheme Meeting, other than by attending in person, will be required to do the following:

DIFL Noteholders and DL Noteholders holding Existing Notes through a DTC Participant or Intermediaries

(a)	Return a signed and completed Ballot (with instructions for the Chairman to vote on the beneficial holder’s behalf at the meeting) to the applicable Intermediary with sufficient time for the Intermediary (if it is not a DTC Participant) to forward the Ballot to its DTC Participant or (if the Intermediary is a DTC Participant) to submit to the Information Agent so that it is actually received by the Information Agent by 5:00 p.m. (New York time) on 16 October 2023 (the “Voting Instruction Deadline”).

DIFL Noteholders and DL Noteholders holding Existing Notes in their name at DTC

(b)	A DIFL Noteholder or DL Noteholder who is a record holder in DTC in its own name should vote on the Scheme by completing and signing a Ballot and returning it directly to the Information Agent as described in the Ballot.

Intermediaries and DTC Participants

(c)	An Intermediary that, on the Voting Record Date, is the record holder of the Existing Notes for one or more DIFL Noteholders or DL Noteholders can obtain the votes of the DIFL Noteholder or the DL Noteholder of such Existing Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” by forwarding to the DIFL Noteholder or the DL Noteholder the unsigned Ballots, together with this Explanatory Statement. Each such DIFL Noteholder or DL Noteholder must then indicate his, her, or its vote on the Ballot (or by using customary practices), complete the information requested on the Ballot, review the certifications contained on the Ballot, execute the Ballot, and return the Ballot to the Intermediary. After collecting the Ballots, the Intermediary should, either: (i) if it is a DTC Participant, deliver the Ballot to the Information Agent so that it is ACTUALLY RECEIVED by the Information Agent on or before the Voting Instruction Deadline; or (ii) if it is not a DTC Participant, immediately forward all Ballots to its DTC Participant. All Ballots returned by DIFL Noteholders and DL Noteholders should either be forwarded to the Information Agent or retained by DTC Participants for inspection for at least one year from the Voting Instruction Deadline.

For the avoidance of doubt, Intermediaries are authorised to collect votes and proxies from their beneficial holder clients in accordance with their customary practices, including the use of a “voting instruction form” in lieu of (or in addition to) a Ballot, as well as collecting votes from DIFL Noteholders or DL Noteholders through online voting, by phone, facsimile, or other electronic means.

EACH INTERMEDIARY SHOULD ADVISE ITS DIFL NOTEHOLDERS AND DL NOTEHOLDERS TO RETURN THEIR BALLOTS TO THE INTERMEDIARY BY A DATE CALCULATED BY THE INTERMEDIARY OR THE INTERMEDIARY’S DTC PARTICIPANT (AS THE CASE MAY BE) TO ALLOW IT (OR ITS DTC PARTICIPANT) TO PREPARE AND RETURN ANY BALLOTS TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE.

Instructions for Voting by Proxy

(d)	Each Ballot for DIFL Noteholders contains a section for the appointment of a proxy in respect of all the DIFL Secured Notes, and, as applicable, the DIFL Subordinated Notes, and the DIFL Unsecured Notes of each DIFL Noteholder. DIFL Noteholders should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

(e)	Each Ballot for DL Noteholders contains a section for the appointment of a proxy in respect of the Existing DL Notes of each DL Noteholder. DL Noteholders should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

(f)	Each Ballot for Term Loan Lenders contains a section for the appointment of a proxy in respect of the Term Loans of each Term Loan Lender. Term Loan Lenders should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

(g)	DIFL Noteholders or DL Noteholders or Term Loan Lenders intending to vote by proxy must check the appropriate box on the Ballot (with respect to their relevant holdings of either or all Existing Notes) appointing the Chairman as its proxy for the relevant Scheme Meeting(s) or, alternatively, nominate an individual other than the Chairman (as applicable) in accordance with the instructions included on the Ballot. The DIFL Noteholder or DL Noteholder is then required to submit the completed Ballot in accordance with the instructions provided so that the Ballot, including the proxy, is actually received by the Information Agent by no later than the Voting Instruction Deadline.

(h)	The appointment of a proxy will not preclude a DIFL Noteholder or DL Noteholder from attending and voting in person at the relevant Scheme Meeting(s) should it wish to do so. In the event that a DIFL Noteholder or DL Noteholder votes in person at the relevant Scheme Meeting(s), any returned Ballot with such DIFL Noteholder’s or DL Noteholder’s vote and proxy included therein will be deemed to have been revoked for the relevant Scheme Meeting(s). DIFL Noteholders and DL Noteholders attending in person must provide: (i) a duplicate copy of the validly completed Ballot (if any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Voting Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com (with “DIFL Scheme” or “DL” Scheme as applicable in the subject line) no later than four hours before the scheduled time of the relevant Scheme Meeting for the purposes of registering their attendance at the relevant Scheme Meeting.

Even if you do not appoint a proxy and you do not attend and vote at the relevant Scheme Meeting(s), you will still be bound by the outcome of the relevant Scheme Meeting(s). To the extent you have not previously submitted Instructions or (in the case of Term Loan Lenders) became a signatory to the Restructuring Support Agreement, you are strongly encouraged to attend and vote at the relevant Scheme Meeting(s) in person or by proxy.

3.	Attendance at Scheme MeetingS

3.1	The Scheme Meetings will be held at the following dates and times:

(a)	the Scheme Meeting for DL Noteholders to consider and vote on the DL Scheme will be held at 1.00 p.m. (New York time) / 2.00 p.m. (Bermuda time) on 18 October 2023.

(b)	the Scheme Meeting for DIFL Secured Noteholders to consider and vote on the DIFL Scheme will be held at 1:30 p.m. (New York time) / 2:30 p.m. (Bermuda time) on 18 October 2023.

(c)	the Scheme Meeting for DIFL Subordinated Noteholders to consider and vote on the DIFL Scheme will be held at 2:00 p.m. (New York time) / 3:00 p.m. (Bermuda time) on 18 October 2023.

(d)	the Scheme Meeting for DIFL Unsecured Noteholders to consider and vote on the DIFL Scheme will be held at 2.30 p.m. (New York time) / 3.30 p.m. (Bermuda time) on 18 October 2023.

(e)	the Scheme Meeting for Term Loan Lenders to consider and vote on the DIFL Scheme will be held at 3.00 p.m. (New York time) / 4.00 p.m. (Bermuda time) on 18 October 2023.

3.2	Following the Scheme Effective Date, the Information Agent shall notify DIFL Scheme Creditors and DL Scheme Creditors of the Scheme Effective Date by:

(a)	providing such notice to the Existing Notes Trustee;

(b)	circulating such notice to the DIFL Scheme Creditors and the DL Scheme Creditors via DTC; and

(c)	posting such notice on the Scheme Website.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent advisor.

Part A
Background and potential alternatives to the SchemeS

4.	The Companies’ PrincIpal Financial Indebtedness

4.1	The principal outstanding financial indebtedness of DIFL, DIHL and DL consists of the Existing Notes and the Term Loans.

The Existing Notes

4.2	On 3 March 2015, DL issued $925 million in aggregate principal amount of the Existing DL Notes. Interest on the Existing DL Notes accrues at the rate of 6.750% per year and is payable semi-annually in arrears on 1 March and 1 September of each year. The Existing DL Notes matured on 1 March 2023 However, DL, the Guarantors party to the Existing DL Notes Indenture and the trustee under the Existing DL Notes Indenture, entered into a series of supplemental indentures dated 27 February 2023, 30 March 2023, 28 April 2023, and 25 May 2023, respectively, to amend the Existing DL Notes Indenture to provide for a grace period, which period was extended to 180 days upon DL entering into the Restructuring Support Agreement, before certain payment defaults thereunder constitute an “Event of Default” as defined in the Existing DL Notes Indenture. The Existing DL Notes are DL’s general unsecured unsubordinated obligations and rank equally in right of payment with all of DL’s existing and future unsecured unsubordinated obligations. As of 31 March 2023, $925 million in aggregate principal amount of the Existing DL Notes was outstanding.

4.3	On 15 March 2019, DIHL and DIFL co-issued $600 million in aggregate principal amount of the DIFL Secured Notes, guaranteed on a senior secured basis by each of DIFL’s subsidiaries that is an obligor or Guarantor under the Term Loans (the “DIFL Guarantors”). On 23 June 2020, DIFL completed an exchange offer, in which DIFL exchanged approximately $1.3 billion of DIFL’s then-existing 6.00% Notes due 2021 for (a) approximately $626.3 million of additional DIFL Secured Notes, (b) approximately $317.2 million of the DIFL Unsecured Notes and (c) approximately $250.0 million of the DIFL Subordinated Notes. Interest on the DIFL Secured Notes accrues at a rate of 8.750% per year and is payable semi-annually in arrears on 15 May and 15 November of each year. The DIFL Secured Notes will mature on 25 May 2024. The DIFL Secured Notes are general secured obligations of DIHL, DIFL and the DIFL Guarantors, secured by a first priority lien on the assets of DIHL, DIFL and the DIFL Guarantors that secure the Term Loans. The DIFL Secured Notes are effectively senior to all of DIHL’s, DIFL’s and the DIFL Guarantors’ existing and future indebtedness that is unsecured or secured by junior liens, in each case to the extent of the value of the assets of DIHL, DIFL and the DIFL Guarantors that secure the Term Loans. The DIFL Secured Notes rank pari passu with the liens granted pursuant to the Term Loans. As of 31 March 2023, $1,226.3 million in aggregate principal amount of the DIFL Secured Notes was outstanding.

4.4	On 23 June 2020, DIHL and DIFL co-issued approximately $317.2 million in aggregate principal amount of the DIFL Unsecured Notes, guaranteed on a senior unsecured basis by each of the DIFL Guarantors. Cash interest on the DIFL Unsecured Notes accrues at a rate of 6.0% per year and is payable semi-annually in arrears in 15 June and 15 December of each year. In addition, PIK Interest on the DIFL Unsecured Notes accrues at a rate of 7.0% per year and is payable semi-annually in arrears in 15 June and 15 December of each year. The DIFL Unsecured Notes will mature on 31 December 2025. The DIFL Unsecured Notes are general unsecured unsubordinated obligations of DIFL, DIHL and the DIFL Guarantors, and rank equally in right of payment with all of DIFL, DIHL’s and the DIFL Guarantors’ existing and future unsecured unsubordinated obligations. As of 31 March 2023, approximately $381 million in aggregate principal amount of the DIFL Unsecured Notes was outstanding.

The Term Loans

4.5	On 25 May 2017, DIFL entered into the Credit Agreement comprising:

(a)	$236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros;

(b)	$955.0 million of Term B loans denominated in U.S. dollars; and

(c)	$100.0 million of revolving credit loans denominated in U.S. dollars.

The Term A Loan Facility and the Term B Loan Facility were drawn in full on 25 May 2017.

On 29 January 2018, DIFL entered into an amendment to the Credit Agreement to increase the principal amount of the Term B loans thereunder by US$100 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans. The net proceeds of the Term Loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under the Credit Agreement, were used to repay revolving credit loans outstanding under the Credit Agreement. On 26 February 2019, DIFL entered into an amendment to the Credit Agreement to increase the maximum total debt to Adjusted EBITDA (as defined in the Credit Agreement) financial maintenance ratio from 4.5x to 5.0x. On 15 March 2019, DIFL used the net proceeds from the issuance of the DIFL Secured Notes of $594 million to repay all amounts drawn under the revolving credit loans under the Credit Agreement, to repay all of its Term A loans and to pay related fees and expenses.

5.	Events leading up to the schemeS

5.1	As described in the Letter from the Boards of Directors, following many months of negotiations, an agreement in principle was reached with the Ad Hoc Groups in respect of the restructuring of indebtedness issued by DL, DIHL and DIFL, which was memorialized in the Restructuring Support Agreement. The Restructuring Support Agreement contemplates a restructuring of the Existing Notes and the Term Loans that, in outline, will result in:

(a)	fully equitising the Existing DL Notes and the DIFL Subordinated Notes;

(b)	(i) in exchange for the release of all claims arising out of the DIFL Secured Notes Indenture and the Term Loans, the New Secured Notes being issued to the DIFL Secured Noteholders and the New Term Loans being issued to the Term Loan Lenders and (ii) in exchange for the release of all claims arising out of the DIFL Unsecured Notes Indenture, the Take-Back Notes being issued to the DIFL Unsecured Noteholders.

5.2	Notwithstanding the above, it became apparent to the Scheme Companies and the Ad Hoc Groups in the course of negotiations that the Scheme Companies (and by extension the Group) required additional liquidity to stabilize the Group’s operations and cash flow in the short-term pending the implementation of the Restructuring. Thus, concurrent with the entry into the Restructuring Support Agreement, but prior to launching the Solicitation Statement and the Exchange Offer Memorandum, DIFL and DIHL entered into the Bridge Facilities. These Bridge Facilities were extended by certain of the Scheme Companies’ existing creditors and comprise a principal amount of $60 million (split into separate tranches of $24 million and $36 million respectively, for each Bridge Facility). The Bridge Facilities mature on 24 December 2023 and may be extended by a further 90 days. The Bridge Facilities rank pari passu with the existing Term Loans and are guaranteed by the same subsidiaries of DIFL and secured by the same collateral as the Term Loans.

5.3	The equitisation of the Existing DL Notes and the DIFL Subordinated Notes is anticipated to occur by holders of these instruments receiving common equity in DHL rather than DL, DIHL or DIFL. Immediately prior to the consummation of the DIFL Scheme and the DL Scheme, it is anticipated that DL shall contribute all its assets to DHL, such that DHL becomes the parent entity of the reorganized Group as further described in Part C of this Explanatory Statement.

5.4	On 21 August 2023 the Scheme Companies launched the Solicitation Statement and the Exchange Offer Memorandum as detailed in the “Letter from the Board of Directors”. The Solicitation Statement annexed the full text of each of the proposed Schemes, and the Exchange Offer Memorandum described the proposed DIFL Scheme in detail. Each of the Solicitation Statement and the Exchange Offer Memorandum describes the proposed economic effect of the Schemes on DL Noteholders and/or DIFL Noteholders, including how such holders’ claims arising under the Existing Notes would be compromised, and the consideration that would become due to holders in exchange for such compromise under the respective Scheme. The Term Loan Lenders received notice of the transactions contemplated by the Schemes through a posting memo that, together with the Restructuring Support Agreement, was posted to an intralinks site for Term Loan Lenders on 27 July 2023.

5.5	As of the date hereof, those who have submitted Instructions directing the Information Agent to vote on their behalf in favour of the relevant Scheme, and those who have provided proxies in favour of the relevant Scheme by signing the Restructuring Support Agreement (including creditors that subsequently acceded to it) represent approximately:

(i)	96.88% by value of the Existing DL Notes;

(ii)	99.06% by value of the DIFL Subordinated Notes;

(iii)	99.54% by value of the DIFL Unsecured Notes;

(iv)	99.33% by value of the DIFL Secured Notes; and

(v)	97.37% by value of the Term Loans.

Work Payments and Professional Fees

5.6	Pursuant to the Restructuring Support Agreement, DIFL has agreed to pay Work Payments in the following amounts on the Scheme Effective Date to the members of the PCG Ad Hoc Group, the DIFL Secured Steering Committee and Diameter, on the basis set out therein, in exchange for such parties’ efforts in negotiating the terms of the Restructuring:

(a)	DIFL Secured Notes Work Payment: 1.932% of the aggregate principal amount of DIFL Secured Notes as of the Scheme Effective Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New Secured Notes or (ii) New Term Loans, at the election of holders eligible to receive such Work Payment.

(b)	Term Loan Work Payment: 1.932% of the aggregate principal amount of Term Loans as of the Scheme Effective Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New Secured Notes or (ii) New Term Loans, at the election of holders eligible to receive such Work Payment.

(c)	DIFL Subordinated Notes Work Payment: 1.30% of DHL Common Shares to be issued and outstanding on the Scheme Effective Date.

(d)	DIFL Unsecured Notes Work Payment: 2.00% of the aggregate principal amount of the DIFL Unsecured Notes as of the Scheme Effective Date, payable in kind through the issuance on a dollar-for-dollar basis of Take-Back Notes.

5.7	Pursuant to the Restructuring Support Agreement, DL has agreed to pay a Work Payment in the following amount on the Scheme Effective Date to the members of the PCG Ad Hoc Group and Diameter, on a pro rata basis, in exchange for such parties’ efforts in negotiating the terms of the Restructuring:

(a)	DL Work Payment of 4.87% of DHL Common Shares to be to be issued and outstanding on the Scheme Effective Date, subject to dilution on account of the Services Agreement New Warrants (upon exercise), the MIP, and the Exit Preferred Shares (upon conversion).

(those payments in 5.6(a)-(d) and 5.7 above being collectively the “Work Payments”).

5.8	The Company has also agreed to pay the fees, costs and expenses of the professional advisors to the Ad Hoc Groups incurred in connection with the Schemes.

5.9	The Work Payments together with the reimbursement obligation for professional advisors under the Restructuring Support Agreement represents compensation for those members of the Ad Hoc Groups who undertook negotiations with the Company which resulted in the proposed Restructuring, under which all DIFL Scheme Creditors and DL Scheme Creditors stand to benefit.

6.	The SchemeS

6.1	The purpose of the DIFL Scheme is to effect a compromise and arrangement between DIFL Scheme Creditors and DIFL that will apply to all DIFL Scheme Claims. The purpose of the DL Scheme is to effect a compromise and arrangement between DL Scheme Creditors and DL that will apply to all DL Scheme Claims. Details of each of the DIFL Scheme and the DL Scheme can be found in Part B (Overview of the Scheme) and Part F (The Schemes) of this Explanatory Statement. The Schemes are intended to bind all DIFL Scheme Creditors and DL Scheme Creditors, as applicable, not just the signatories to the Restructuring Support Agreement or those who have provided Instructions pursuant to the Solicitation Statement or the Exchange Offer Memorandum.

6.2	For the reasons set out herein and in the Practice Statement Letter, the Scheme Companies have proposed and the Bermuda Court has ordered that DIFL Scheme Creditors wishing to vote on the DIFL Scheme should do so in four class meetings, of respectively, DIFL Secured Noteholders, DIFL Subordinated Noteholders, DIFL Unsecured Noteholders, and Term Loan Lenders; and that DL Scheme Creditors wishing to vote on the DL Scheme should do so in one class meeting. However, as stated in the Practice Statement Letter, issues relating to the constitution of the class of creditors or issues which might otherwise affect the conduct of the Scheme Meeting should have been raised at the Convening Hearing. The Bermuda Court would expect those DIFL Scheme Creditors and DL Scheme Creditors who raise objections at the Sanction Hearing to show good reason why they did not previously raise any such issues at the Convening Hearing.

7.	Chapter 15 Recognition of the Scheme

7.1	Chapter 15 of the U.S. Bankruptcy Code is designed to give judicial access to a foreign debtor (or representative thereof) to, among other things, protect the foreign debtor’s U.S. assets and authorise the foreign debtor or its representative to administer the foreign debtor’s U.S. assets. Chapter 15 is predicated on principles of comity and the fair and efficient administration of cross-border insolvencies. Chapter 15 functions through “recognition” of a foreign proceeding.

7.2	The Chapter 15 Filing is an application for such recognition and it is a Condition Precedent to the Scheme Effective Date that the Company has obtained the Chapter 15 Recognition Order. If the U.S. Bankruptcy Court (as defined below) recognises the Scheme as the foreign “main” proceeding or foreign “non-main” proceeding of the Company, the automatic stay and selected other provisions of the Bankruptcy Code take effect within the United States. Once a foreign proceeding is “recognised” under Chapter 15, orders issued in the foreign proceeding may be recognised unless “manifestly contrary to the public policy of the United States,” which is a very demanding standard.

7.3	Each of the Existing Notes and Term Loans are governed by New York law, and DIFL, DIHL and DL, in the Existing Notes Indentures or in the Credit Agreement respectively, have submitted to the jurisdiction of New York courts, and certain of the DIFL Scheme Creditors and DL Scheme Creditors are expected to be U.S. persons. In order to mitigate the risk of enforcement in the United States and to give effect to the Scheme (if approved by the requisite majorities of the DIFL Scheme Creditors and DL Scheme Creditors and sanctioned by the Bermuda Court) in the United States, the Scheme Companies have resolved to appoint Lawrence Hickey (a director of certain of the Group companies), as its foreign representative (the “Foreign Representative”) and to commence the Chapter 15 Filing by them with the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) on or around the date of this Explanatory Statement.

7.4	The Company, through its Foreign Representative, will request that the U.S. Bankruptcy Court hold a recognition hearing as soon as possible after the Scheme Sanction Hearing to avoid any delays in the consummation of the Restructuring.

7.5	Notice of the Chapter 15 Filing and the relevant dates of the Chapter 15 proceeding will be served upon the following parties:

(a)	the Scheme Companies;

(b)	the office of the U.S. Trustee for the Southern District of New York;

(c)	counsel to the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group;

(d)	the Existing Notes Trustee;

(e)	the Administrative Agent;

(f)	the SEC;

(g)	all persons or bodies authorised to administer the Scheme proceedings;

(h)	DTC;

(i)	the Information Agent;

(j)	any other parties with an interest in the relevant proceedings that have timely requested notice pursuant to Rule 2002 of the U.S. Federal Rules of Bankruptcy Procedure; and

(k)	all other parties that the U.S. Bankruptcy Court directs.

7.6	Additionally, the Scheme Companies will publish notice of the Chapter 15 Filing on the Scheme Website.

8.	Impact of the successful implementation of the SchemeS

8.1	If the requisite majorities approve the Schemes at the Scheme Meetings, the DIFL Scheme and the DL Scheme are sanctioned at the Scheme Sanction Hearing and the DIFL Scheme and the DL Scheme are successfully implemented, all DIFL Scheme Creditors and DL Scheme Creditors (including those who do not vote in favour of the applicable Scheme) will be bound by the terms of the applicable Scheme, along with the Scheme Companies. As set out in detail below in Part B (Overview of the Scheme) and Part F (The Scheme) of this Explanatory Statement, the Schemes provide for a compromise of all respective Scheme Claims. In accordance with the terms of the Schemes, on the Scheme Effective Date the Scheme Companies, DHL and New HoldCo shall distribute the Scheme Consideration to the DIFL Noteholders, the Term Loan Lenders, and the DL Noteholders, and thereafter issue as applicable the Equitisation Shares, the New Secured Notes, the Take-Back Notes, and the New Term Loans in consideration for, as applicable, the Existing Notes, the DIFL Secured Notes Indenture, the DIFL Subordinated Notes Indenture, the DIFL Unsecured Notes Indenture, the Existing DL Notes Indenture, and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by the Scheme Companies, the Existing Notes Trustee or any DIFL Scheme Creditor or DL Scheme Creditor (provided, however, that such documents shall continue in effect for the limited purpose of: (i) allowing the DIFL Scheme Creditors and the DL Scheme Creditors to receive their respective DIFL Scheme Consideration and DL Scheme Consideration and, if applicable, Commitment Payments and Work Payments; and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

8.2	It is a condition precedent to the consummation of the Schemes on the Scheme Effective Date that the Corporate Reorganisation will be completed. DHL will become the ultimate parent entity of the reorganised Group pursuant to the issuance of the Equitisation Shares and the contribution of the assets of DL. DHL will adopt amended and restated bye-laws and a certificate of designations of Exit Preferred Shares providing for the governance rights summarised in ‘Part C – Overview of Scheme Consideration, Intercreditor Agreement, and Corporate Reorganisation’.

9.	Consequences of a failure to implement the SchemeS

9.1	The proposed Restructuring has been formulated on the basis of extensive negotiations with the Ad Hoc Groups, with the objective of treating all stakeholders fairly and in accordance with their respective legitimate expectations and following a comprehensive consideration of the strategic options available to the Scheme Companies.

9.2	DL is currently balance sheet insolvent and in default of its obligation to pay interest on the Existing DL Notes. Such default permits the Existing DL Notes to be accelerated, meaning the entire principal amount of the Existing DL Notes would become immediately due and payable. In these circumstances, DL would have insufficient liquid assets to discharge its liabilities under the Existing DL Notes. Therefore, if the Restructuring were not consummated (of which the DL Scheme is an essential part), it is highly likely that the Board would have no other option but to petition the Bermuda Court for DL to be wound up on the basis of its insolvency. This would trigger cross-defaults in respect of the Existing DIFL Notes and the Term Loans. Accordingly, the relevant comparator to the DIFL Scheme and the DL Scheme is an insolvent winding-up of DIFL, DIHL and DL, which would be value-destructive and detrimental to DIFL, DIHL and DL and all of its stakeholders, including the DIFL Scheme Creditors and DL Scheme Creditors for the reasons set out below. In those circumstances, the Company would not be able to satisfy its creditors (including the DIFL Scheme Creditors and DL Scheme Creditors) in full, nor provide as much value as they would receive in the Restructuring. The quantum and timing of any distributions to its creditors (including the DIFL Scheme Creditors and DL Scheme Creditors) would be very uncertain, and the recoveries for creditors would be lower than otherwise available through the DIFL Scheme and the DL Scheme, as illustrated by the Liquidation Analysis.

Part B
Overview of the SchemeS

This section contains a brief overview of the Schemes. The summary information contained herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information presented elsewhere in this Explanatory Statement and which forms part of this Explanatory Statement, and the Schemes.

10.	Scheme of Arrangement Overview

10.1	The compromise and arrangement in respect of the Scheme Claims is proposed to be effected by way of the Schemes.

10.2	A scheme of arrangement is a formal procedure under Section 99 of the Companies Act which enables a company to agree a compromise or arrangement with its creditors or any class of its creditors in respect of its debts or obligations owed to those creditors. Under Bermuda law, a scheme of arrangement requires the following to occur in order to become legally binding:

(a)	the approval of a majority in number representing at least 75% in value of the relevant creditors or classes of creditors present in person or by proxy and voting at each of the relevant meetings convened to approve the scheme of arrangement;

(b)	the approval of the Bermuda Court by the making of an order sanctioning the scheme of arrangement; and

(c)	the delivery of the order sanctioning the scheme of arrangement to the Bermuda Registrar of Companies.

10.3	If a scheme of arrangement is approved by the requisite majorities at the relevant scheme meeting(s) and sanctioned by the Bermuda Court and the order sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies, such scheme will become effective in accordance with its terms and bind all the creditors subject to it, including those creditors who voted in favour of it and those creditors who voted against it or did not vote at all and in each case with their successors and assigns.

10.4	A scheme of arrangement cannot be sanctioned by the Bermuda Court unless the Bermuda Court is satisfied, among other things, that the relevant provisions of Section 99 and 100 of the Companies Act, have been complied with.

10.5	The Schemes are being proposed because the Scheme Companies are incorporated in Bermuda.

10.6	For the reasons set out in paragraphs 12.6 and 12.8 below, the Scheme Companies have proposed that:

(a)	creditors of Digicel International Finance Limited and Digicel Intermediate Holdings Limited (collectively referred to as “DIFL Scheme Creditors”) wishing to vote on the DIFL Scheme should do so in four classes, at four Scheme Meetings, one for DIFL Secured Noteholders, one for DIFL Unsecured Noteholders, one for DIFL Subordinated Noteholders and one for the Term Loan Lenders; and

(b)	creditors of Digicel Limited (“DL Scheme Creditors”) wishing to vote on the DL Scheme should do so in one class, at one Scheme Meeting for Existing DL Noteholders.

10.7	The actions to be taken by all DIFL Scheme Creditors and DL Scheme Creditors (collectively referred to as “Scheme Creditors”) in order to receive Scheme Consideration in accordance with the relevant Scheme are set out in the section entitled Summary of Actions to Be Taken by All DIFL Scheme Creditors and DL Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement, to which Scheme Creditors should refer.

10.8	A summary of: (a) the identities of the Scheme Creditors; (b) the process for attending and voting at the Scheme Meetings; (c) when the Schemes will become effective; (d) the terms of the Schemes; and (e) when the relevant Scheme Consideration will be distributed, are set out below.

11.	Identity of DIFL Scheme Creditors and dl scheme creditors

Identity of DL Scheme Creditors

11.1	The DL Scheme is being proposed by DL in respect of the Scheme Claims of the DL Scheme Creditors.

11.2	As the Existing DL Notes are securities which are held in global form, the creditors under Existing DL Notes comprise:

(a)	the Existing Notes Trustee who, whilst having no economic interest in the Existing DL Notes, is nevertheless a creditor of the Company by virtue of its right to enforce payments due in respect of the Existing Notes pursuant to various clauses in the Existing Notes Indenture;

(b)	Cede & Co as nominee for DTC who, whilst also having no economic interest in the Existing DL Notes, is nevertheless a creditor of DL by virtue of the fact that it has physical possession of the negotiable instruments and is the registered legal holder of the Existing DL Notes in global form;

(c)	participants in the Depository Trust Company (the “DTC Participants”) who hold their beneficial interests in the Existing DL Notes in book-entry form through DTC. DTC Participants are generally large banks, broker-dealers or other major financial institutions which hold securities accounts with DTC and prime brokerage clients. DTC Participants may hold beneficial interests in the Existing DL Notes for their own account (in which case they will be DL Noteholders) or as agents for the account of their clients (in which case they have no economic interests in the Existing DL Notes, and may be known as “intermediaries” or “participants”); and

(d)	those DL Noteholders who have beneficial interests in the Existing DL Notes and who are the owners of the ultimate economic interest in the Existing DL Notes, which they may hold directly or through an intermediary or participant. In the context of the DL Scheme, DL Noteholders are considered contingent creditors of DL as a result of their entitlement (pursuant to the terms of the relevant Existing DL Notes Indenture) to exchange their beneficial interests in the global certificates representing the Existing DL Notes for individual certificated notes (registered in their names) in certain limited circumstances. DL Noteholders may hold their beneficial interest indirectly via DTC Participants or may hold their beneficial interest via other nominees, with these nominees in turn holding beneficial interests via DTC Participants. These nominees are not creditors because they hold no real economic interest in the Existing DL Notes, nor are they shown as holding a beneficial interest in the Existing DL Notes in the records of DTC.

For the purposes of voting at the Scheme Meetings, the Bermuda Court has ordered that only DL Noteholders (being the only parties with an economic interest in the Existing DL Notes) as of the Voting Record Date shall be treated as DL Scheme Creditors for voting purposes on the DL Scheme.

Identity of DIFL Scheme Creditors

11.3	The DIFL Scheme is being proposed by DIFL and DIHL (collectively referred to as “DIFL”) in respect of the Scheme Claims of the DIFL Scheme Creditors.

11.4	DIFL Scheme Creditors’ DIFL Scheme Claims consist of (i) claims arising directly or indirectly out of, in relation to and/or in connection with the Existing DIFL Notes and the DIFL Secured Notes Indenture, DIFL Subordinated Notes Indenture, and DIFL Unsecured Notes Indenture, respectively; and (ii) claims arising directly or indirectly out relation to and/or in connection with the Term Loans and the Credit Agreement. Certain DIFL Scheme Creditors may also have secondary claims that arise under guarantees and/or collateral documents guaranteeing and/or securing the Existing Notes and the Term Loans. However, these secondary claims are derived from and dependent upon their DIFL Scheme Claims; the compromise of the primary DIFL Scheme Claim is therefore anticipated to compromise any secondary claim on identical terms as the primary DIFL Scheme Claim.

11.5	For the purposes of voting at the Scheme Meetings, the Bermuda Court has ordered that, with respect to the Existing DIFL Notes only DIFL Noteholders (being the only parties with an economic interest in the Existing DIFL Notes) and the Term Loan Lenders as of the Voting Record Date shall be treated as DIFL Scheme Creditors for voting purposes on the DIFL Scheme.

12.	Scheme Meeting: classes for Voting purposes

12.1	Under the provisions of Section 99 of the Companies Act, in order for the DL Scheme to become legally binding on the DL and the DL Scheme Creditors, the DL Scheme must be approved by a majority in number, representing at least 75% in value, of the DL Scheme Creditors present and voting either in person or by proxy at the relevant Scheme Meeting. The DL Scheme must then be sanctioned by the Bermuda Court at a subsequent Bermuda Court hearing and a copy of the order delivered to the Bermuda Registrar of Companies before it can become effective.

12.2	Under the provisions of Section 99 of the Companies Act, in order for the DIFL Scheme to become legally binding on DIFL, DIHL and the DIFL Scheme Creditors, the DIFL Scheme must be approved by a majority in number, representing at least 75% in value, of each class of the DIFL Scheme Creditors present and voting either in person or by proxy at the relevant Scheme Meetings. The DIFL Scheme must then be sanctioned by the Bermuda Court at a subsequent Bermuda Court hearing and a copy of the order delivered to the Bermuda Registrar of Companies before it can become effective.

12.3	If the rights of Scheme Creditors affected by the DIFL Scheme or DL Scheme are so different or would be affected so differently by the DIFL Scheme or DL Scheme as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes for purposes of voting on the DIFL Scheme or DL Scheme respectively and a separate voting meeting must be held for each class of creditor.

12.4	It is the responsibility of the Scheme Companies to formulate the class or classes of creditors for the purpose of convening creditor meeting(s) to consider and, if thought fit, approve the Schemes. The final decision as to class composition will be a matter for the Bermuda Court at the Sanction Hearing after taking into account any objections from DIFL Scheme Creditors or DL Scheme Creditors (as applicable).

Classes of DL Scheme Creditors

12.5	DL has considered the existing and prospective rights of the DL Scheme Creditors against DL in the absence of the DL Scheme (i.e., an insolvent liquidation of DL) and the rights of the DL Scheme Creditors under the proposed DL Scheme. Having considered these rights, DL has concluded that it is appropriate that there be one class of DL Scheme creditors consisting of the DL Noteholders.

12.6	DL considers such class composition is appropriate for the following reasons:

(a)	as all DL Noteholders hold economic and beneficial interests in a single series of debt securities issued by DL, all DL Scheme Creditors’ rights against DL are identical, and each DL Scheme Creditor would have an unsecured claim against DL in the principal amount of Existing DL Notes held by that DL Scheme Creditor (together with any other amounts accruing pursuant to the terms of the Existing DL Notes);

(b)	in the absence of the DL Scheme, DL has concluded that an insolvent liquidation of DL is the most likely alternative outcome. In the event of the insolvent liquidation of DL, pursuant to Bermuda insolvency law, all DL Scheme Creditors will rank pari passu and will have the same rights to have their claims under the Existing DL Notes determined through a proof of debt process or by way of a challenge to the liquidator’s decision on a proof of debt or the Bermuda Court permitting the continuation of extant court proceedings. The rights of the DL Scheme Creditors in the event of DL’s liquidation are therefore substantively the same and, in any event, are not so dissimilar as to make it impossible for them to consult together with a view to a common interest;

(c)	there are no other creditors of DL that will be subject to the compromises proposed in the DL Scheme;

(d)	each DL Scheme Creditor is anticipated to be treated identically under the DL Scheme: each DL Scheme Creditor will be entitled to its pro rata share (based upon its DL Scheme Claim) of the Equitisation Shares (subject to dilution on account of the Work Payment and the Backstop Payments) issued as DL Scheme Consideration and the same right, based on their pro rata holding, to subscribe for Exit Preferred Shares and Subscription DHL Common Shares pursuant to the Additional Subscription Election; and

(e)	although the Equitisation Shares distributed as DL Scheme Consideration, and the Exit Preferred Shares and Subscription DHL Common Shares issued pursuant to the Additional Subscription Election, may be either class A voting shares or class B non-voting shares, each DL Scheme Creditor is afforded the same opportunity to elect as to which class of DHL Common Shares to receive and, other than voting rights, such class A voting shares and class B non-voting shares, shall have substantially similar rights.

Classes of DIFL Scheme Creditors

12.7	DIFL has considered the existing and prospective rights of the DIFL Scheme Creditors against the Companies in the absence of the DIFL Scheme (i.e., in a winding-up of DIFL) and the rights of the DIFL Scheme Creditors under the proposed DIFL Scheme. Having considered these rights, DIFL and DIHL have concluded that it is appropriate that there be four classes of creditors consisting of: (i) DIFL Subordinated Noteholders; (ii) DIFL Secured Noteholders; (iii) the DIFL Unsecured Noteholders; and (iv) the Term Loan Lenders.

12.8	DIFL considers such class composition is appropriate for the following reasons:

(a)	Each of the DIFL Noteholders under the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, and the Term Loan Lenders have sufficiently differing rights as against DIFL and DIHL such that it is impossible for them to consult together with a view to a common interest.

i.	the DIFL Subordinated Noteholders’ DIFL Scheme Claims against DIFL and DIHL are subordinated to the claims of other creditors but benefit from first priority liens over certain intercompany promissory notes not held by any other creditors;

ii.	the DIFL Unsecured Noteholders’ DIFL Scheme Claims do not benefit from security granted to the DIFL Secured Notes and the Term Loans;

iii.	the economic terms of the DIFL Secured Notes and the Term Loans differ (in addition to differences between their relative DIFL Scheme Claims to the security granted by DIFL and certain of its affiliates); and

(b)	the DIFL Scheme Consideration offered to each of the DIFL Secured Notes, DIFL Unsecured Notes, DIFL Subordinated Notes and the Term Loans are materially different.

12.9	In addition, each DIFL Scheme Creditor will be treated identically under the DIFL Scheme with each other member of the applicable class of DIFL Scheme Creditor, each DIFL Scheme Creditor will be entitled to its pro rata share (based upon its DIFL Scheme Claim) of the relevant DIFL Scheme Consideration (subject to Commitment Payments and Work Payments discussed herein) issued as DIFL Scheme Consideration, and each DIFL Subordinated Noteholder will also have the same right based on its pro rata holding, to participate in the Rights Offering. Although DHL Common Shares paid as Scheme Consideration to DIFL Subordinated Noteholders may be either class A voting shares or class B non-voting shares, each DIFL Subordinated Noteholder is afforded the same opportunity to elect as to which class of DHL Common Shares to receive.

Impact of the Restructuring Support Agreement

12.10	With respect to the fact that some DIFL Scheme Creditors and DL Scheme Creditors are party to the Restructuring Support Agreement and others are not, the Scheme Companies are of the view that the rights of the DIFL Scheme Creditors and DL Scheme Creditors that are party to the Restructuring Support Agreement are not so dissimilar to those that are not a party to it so as to make it impossible for them all to vote together in the same respective class since, if the Schemes are sanctioned, Scheme Creditors that are party to the Restructuring Support Agreement will receive the same Scheme Consideration as those Scheme Creditors in their class that are not party to the Restructuring Support Agreement.

Impact of the Work Payments and reimbursement of Ad Hoc Groups’ Professional Fees

12.11	The Scheme Companies have considered whether their obligation to pay the Work Payments pursuant to the Restructuring Support Agreement, and to reimburse the members of the Ad Hoc Groups for the fees, costs and expenses of the professional advisors to those groups incurred in connection with the DIFL Scheme and the DL Scheme, respectively, requires the constitution of additional scheme classes.

12.12	The Scheme Companies have concluded that payment of Work Payments and the entitlement to reimbursement of Professional Fees does not require the constitution of separate classes for voting purposes in the relevant Scheme because such treatment represents commercially justifiable compensation for work performed by those creditors involved in negotiating the Schemes and related Restructuring transactions. Those creditors not entitled to Work Payments and reimbursement of professional fees performed no equivalent services for the Companies. In addition, the Work Payments constitute 5% or less of the distributions attributable to each class of creditors, which are de minimis in the context of the overall Restructuring. The work undertaken by the relevant Ad Hoc Group members was for the benefit of all DL Scheme Creditors and DIFL Scheme Creditors. No DL Scheme Creditors or DIFL Scheme Creditors not entitled to those Work Payments have undertaken a similar role, meaning it would be inappropriate for those creditors to receive an equivalent sum.

Impact of the Commitment Payments

12.13	The Scheme Companies have concluded that the Commitment Payments do not require the constitution of separate classes for voting purposes in the relevant Scheme, because each Scheme Creditor in the relevant class has been afforded the same opportunity to avail itself of the relevant Commitment Payment, and the relevant Commitment Payment is proposed to be paid rateably amongst all those of the same class of proposed Scheme Creditors who validly deliver a proxy pursuant to the Solicitation Statement and the Exchange Offer Memorandum prior to the Commitment Payment Election Deadline.

Backstop Fees

12.14	The Backstop Parties are entitled to the Backstop Fee as described in the “Letter from the Board of Directors”. The Backstop Payment is only being paid to the Backstop Parties under the Backstop Commitment Agreement, and is not being paid to any other creditor; nor does the Scheme Consideration under either Scheme consist of the right to become a Backstop Party and thereby receive the Backstop Payment. The Schemes Companies have nevertheless concluded that the existence of the Backstop Payment does not require the constitution of separate classes for voting purposes in the Schemes because such payment represents legitimate compensation for the underwriting of the Exit Preferred Shares and the Subscription DHL Common Shares provided by the Backstop Parties, the extension of the opportunity to participate in the Backstop Payment generally would have been unworkable given that the obligations under the Backstop Commitment Agreement could only be performed by those with significant financial resources and were committed some months ago, and the Backstop Payment is de minimis in the context of the overall Restructuring.

Cross-Holdings

12.15	In addition, the Scheme Companies considered whether the presence of cross-holdings of debt across different Group companies necessitates constituting any creditors with cross-holdings as a separate class for the purposes of the DIFL Scheme or the DL Scheme. These claims may be of unequal value, such that a creditor holds a proportionately greater claim in one class than in another, meaning such a creditor might prioritize its interests in respect of one class of debt over its interests in respect of another class of debt in which it holds a smaller claim. The Scheme Companies do not believe this is a relevant consideration for the purposes of determining classes, as it relates to a creditor’s commercial interests rather than (as is relevant for scheme classification purposes) its legal rights.

Conclusion

12.16	The Scheme Companies have concluded and the Bermuda Court has ordered that it is appropriate that the Scheme Meetings be convened with one class for DL Scheme Creditors comprising the Existing DL Noteholders and four classes for DIFL Scheme Creditors compromising DIFL Secured Noteholders, DIFL Unsecured Noteholders, DIFL Subordinated Noteholders and the Term Loan Lenders.

13.	Scheme MeetingS: process for Voting

13.1	Uncommitted Holders should refer to the instructions in relation to voting at the Scheme Meetings in the section entitled Summary of Actions to Be Taken by All DIFL Scheme Creditors and DL Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement. Please note that the DL Noteholders and the DIFL Noteholders as the beneficial owners of the Existing Notes (who are also the persons with the ultimate economic interest in the Existing Notes), are the persons with the “real” interest in the DIFL Scheme Claims represented by the Existing Notes. Accordingly, and in line with the practice most commonly adopted in Bermuda, only the DL Noteholders and the DIFL Noteholders as of the Voting Record Date will be entitled to vote as Scheme Creditors at the relevant Scheme Meetings and the Scheme Companies will seek directions from the Bermuda Court that, in the event of a vote being cast by more than one creditor in respect of the same debt, the Chairman shall be authorised to count only the votes of the person with the ultimate economic interest in that debt. As the Term Loan Lenders are the lenders of record under the Credit Agreement, they are the persons with the economic interest in the applicable DIFL Scheme Claims and no other person is entitled to cast a vote in respect of the same debt.

13.2	The amount of the Scheme Claims of each Scheme Creditor who has delivered Instructions pursuant to the Solicitation Statement or the Exchange Offer Memorandum, executed or joined the Restructuring Support Agreement (in the case of the Term Loan Lenders) or who submits a valid Ballot in respect of the Scheme Claims will be calculated for voting purposes as of the Record Date based upon the principal amount of Existing Notes or Term Loans represented by such DIFL Scheme Claims or DL Scheme Claims (excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture or Term Loans) and upon information confidentially provided to the Scheme Companies by the Information Agent, which shall include any documents or information provided by each Scheme Creditor in support of its Scheme Claims. This information will be used by the Chairman to determine whether each resolution is validly passed at the Scheme Meetings. Specifically, votes of DIFL Scheme Creditors and DL Scheme Creditors will be admitted at the relevant Scheme Meeting at a value equal to their holding of the outstanding principal amount of the Existing Notes or Term Loans (excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Term Loans) in which each DIFL Scheme Creditor or DL Scheme Creditor held an economic or beneficial interest as principal as of the Record Date (without double counting).

13.3	If a DIFL Scheme Claim or DL Scheme Claim is unascertained, contingent or disputed (in part) but the Chairman is able to estimate a minimum value of that DIFL Scheme Claim or DL Scheme Claim, then the Chairman may admit the DIFL Scheme Claim or DL Scheme Claim for voting purposes at that minimum value. If a DIFL Scheme Claim or DL Scheme Claim is disputed in its entirety, or the Chairman is otherwise unable to place a minimum value on it, then that DIFL Scheme Claim or DL Scheme Claim shall be rejected by the Chairman in its entirety for voting purposes. If a discretion is granted to the Chairman as a proxyholder to vote a DIFL Scheme Claim or DL Scheme Claim, the Chairman will vote such a DIFL Scheme Claim or DL Scheme Claim in favour of the DIFL Scheme or DL Scheme.

14.	When will the SchemeS be Effective?

Scheme Sanction Hearings

14.1	Under Section 99 of the Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors who are intended to be bound by the scheme, when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Scheme Companies expect that the Scheme Sanction Hearing will take place on or about 3 November 2023. Once the date of the Scheme Sanction Hearing is confirmed by the Bermuda Court, the Information Agent will provide notice of such date to the DIFL Scheme Creditors and the DL Scheme Creditors.

Occurrence of the Scheme Effective Date

14.2	Each of the DIFL Scheme and the DL Scheme is expected to have substantially the same conditions to their effectiveness. Pursuant to the DIFL Scheme and DL Scheme, the Scheme Effective Date will occur upon satisfaction of the following:

(a)	in the case of the DL Scheme, approval by the single class of DL Scheme Creditors by a majority in number of the DL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims;

(b)	in the case of the DIFL Scheme, approval by each class of DIFL Scheme Creditors by a majority in number of the DIFL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims of the relevant class;

(c)	in the case of the DL Scheme, the sanction of the DL Scheme by the Bermuda Court, and, in the case of the DIFL Scheme, the sanction of the DIFL Scheme by the Bermuda Court and, in each case, satisfaction of any conditions to the effectiveness of the applicable Scheme;

(d)	adoption by DHL of the Amended Organisational Documents;

(e)	satisfaction or waiver of the Change of Control Condition;

(f)	entry into each of the Restructuring Documents in a form and substance consistent with the Restructuring Support Agreement and satisfaction of any conditions precedent thereunder;

(g)	entry into the Services Agreement and any other documents with the Supporting Shareholder required pursuant to and in a form and substance consistent with the Restructuring Support Agreement;

(h)	consummation of the Corporate Reorganisation;

(i)	discharge of any amounts outstanding pursuant to the Bridge Facilities;

(j)	an order by a U.S. Bankruptcy Court pursuant to Chapter 15 of the Bankruptcy Code recognizing and enforcing the Schemes, and in each case such order shall not have been reversed, stayed, modified, or vacated on appeal;

(k)	the payment of costs and expenses associated with the Schemes, including all outstanding Professional Fees payable under the Restructuring Support Agreement and (if applicable) the Restructuring Documents;

(l)	payment in full, in cash of the then liquidated Existing Notes Trustee’s Fees and Expenses that have been invoiced to the Scheme Companies no less than two (2) Business Days prior to the Scheme Effective Date;

(m)	delivery of the DHL Undertaking and New HoldCo Undertaking to the Bermuda Court;

(n)	the delivery of office copies of the Sanction Orders of each Scheme to the Registrar of Companies in Bermuda for registration; and

(o)	non-termination of the Restructuring Support Agreement, which shall remain in full force and effect and without defaults or exercise of termination rights in favor of any party thereto.

Scheme Creditors should be advised that due to, in particular, the Change of Control Condition, there may be a material delay between the date of the Sanction Order and the Scheme Effective Date. Scheme Creditors should refer to Part D (Risk Factors) for further information.

15.	What will the SchemeS Do?

DIFL Scheme

15.1	On the Scheme Effective Date, the DIFL Secured Notes will be cancelled and discharged in full and, in exchange, the DIFL Secured Noteholders will receive their pro rata share of the DIFL Secured Notes Consideration. All rights and obligations of any person under, or in connection with, the DIFL Secured Notes and DIFL Secured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Secured Notes after the Record Date) will terminate.

15.2	On the Scheme Effective Date, the DIFL Unsecured Notes will be cancelled and discharged in full and, in exchange, the DIFL Unsecured Noteholders will receive their pro rata share of the DIFL Unsecured Notes Consideration. All rights and obligations of any person under, or in connection with, the DIFL Unsecured Notes and DIFL Unsecured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Unsecured Notes after the Record Date) will terminate.

15.3	On the Scheme Effective Date, the DIFL Subordinated Notes will be cancelled and discharged in full and, in exchange, the DIFL Subordinated Noteholders will receive their pro rata share of the DIFL Subordinated Notes Consideration. All rights and obligations of any person under, or in connection with, the DIFL Subordinated Notes and DIFL Subordinated Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Subordinated Notes after the Record Date) will terminate.

15.4	On the Scheme Effective Date, each Term Loan Lender’s DIFL Scheme Claims shall be compromised by the Term Loans being amended and restated in the form of the New Term Loans pursuant to the Amended and Restated Credit Agreement.

Commitment Payments and Work Payments

15.5	In addition to the applicable DIFL Scheme Consideration, on the Scheme Effective Date and as set out in more detail in Part B of the DIFL Scheme:

(a)	DIFL shall allocate amounts of New Secured Notes on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Secured Notes pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with Clauses 9.1 and 9.2 of the DIFL Scheme (as applicable);

(b)	New HoldCo shall allocate the Take-Back Notes on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment, and DIFL shall transfer such Take-Back Notes to each person who is entitled to receive such amounts in accordance with Clauses 8.1 and 8.2 of the DIFL Scheme (as applicable);

(c)	DHL shall issue DHL Common Shares on account of the DIFL Subordinated Notes Commitment Payment, and DIFL shall transfer such DHL Common Shares to the applicable DIFL Subordinated Noteholders who are entitled to receive such amounts in accordance with the DIFL Scheme;

(d)	DIFL shall issue amounts of New Term Loans on account of the Term Loan Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Term Loans pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Scheme Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with the DIFL Scheme.

15.6	DHL will also conduct a rights offering (the “Rights Offering”) of (a) up to $110 million (the “Offering Amount”) of Exit Preferred Shares and (b) 20% of the DHL Common Shares (subject to the Rights Offering Equity Adjustment) (the “Subscription DHL Common Shares” and the rights to subscribe thereto and to the Exit Preferred Shares, collectively, the “Additional Subscription Election”) in order to raise the funds necessary to refinance the Bridge Facilities and provide adequate liquidity for the Group on a go-forward basis. Holders of the Existing DL Notes and DIFL Subordinated Notes that are eligible to receive a ‘commitment payment’ because they provided commitment in respect of the Restructuring by 5:00 p.m. (New York time) on 11 September 2023 will be afforded a pro-rata allocation of the Additional Subscription Election (based upon their existing claim value). Pursuant to that certain Backstop Commitment Agreement, dated 27 June 2023, the Rights Offering is “backstopped” by certain members of the PCG Ad Hoc Group in the event the Rights Offering is either undersubscribed, or if subscribers fail to fund their subscription monies immediately prior to closing.

15.7	In the event that the Offering Amount is less than $110 million, the number of Subscription DHL Common Shares offered in connection with the Rights Offering will be reduced by an amount calculated in accordance with the formula set out in the Solicitation Statement (as defined below) (such reduction, the “Rights Offering Equity Adjustment’). The Offering Amount will be reduced by any amounts, other than the Interim Distribution, recovered on account of intercompany loans owed by DGHL to DL or any of DL’s subsidiaries prior to the issuance of the Exit Preferred Shares in the Rights Offering. DL Unsecured Noteholders and DIFL Subordinated Noteholders will receive their pro rata shares of 78.90% and 21.10% respectively, of any Rights Offering Equity Adjustment.

DL Scheme

15.8	On the Scheme Effective Date, the Existing DL Notes will be cancelled and discharged in full in exchange for DL transferring the DL Scheme Consideration to the DL Scheme Creditors, and all rights and obligations of any person under or in connection with the Existing DL Notes and Existing DL Notes Indenture (including, for the avoidance of doubt, all rights and obligations of any person that acquires an interest in the Existing DL Notes after the Record Date) will terminate.

15.9	In addition to the DL Scheme Consideration, on the Scheme Effective Date, DHL shall issue DHL Common Shares on account of the DL Notes Work Payment. The Company shall transfer the DHL Common Shares on account of the DL Notes Commitment Payment, and DHL shall transfer the DHL Common Shares on account of the DL Notes Work Payment, in each case, to the applicable DL Noteholders who are entitled to receive such amounts in accordance with the DL Scheme.

DIFL Scheme Consideration and DL Scheme Consideration and Release of DIFL Scheme Claims and DL Scheme Claims

DIFL Scheme

15.10	On the Scheme Effective Date:

(a)	DIFL Unsecured Notes: New HoldCo shall issue and make available to DTC the applicable DIFL Scheme Consideration for payment to the holders of DIFL Unsecured Notes through an exchange of the DIFL Unsecured Notes for the Take-Back Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practical after the Scheme Effective Date;

(b)	in addition, New HoldCo shall issue, and DIFL shall transfer, such Take-Back Notes in satisfaction of the DIFL Unsecured Notes Work Payment to each of the members of the PCG Ad Hoc Group and Diameter through DTC based on agreed proportions set out in the Restructuring Support Agreement and, with respect to the amount attributable to the PCG Ad Hoc Group, on a pro rata basis as between the members of that group based on their respective DIFL Unsecured Noteholder Scheme Claims;

(c)	immediately following this exchange, and conditioned upon such exchange occurring, all applicable DIFL Scheme Claims of the holders of the DIFL Unsecured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Unsecured Notes and/or the indenture governing the DIFL Unsecured Notes Indenture) shall be released and compromised by the DIFL Unsecured Notes, the DIFL Unsecured Notes Indenture, the global notes representing such DIFL Unsecured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the DIFL Unsecured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the DIFL Scheme;

(d)	DIFL Secured Notes: DIHL and DIFL shall issue and make available to DTC the DIFL Secured Notes Consideration for payment to the holders of DIFL Secured Notes through an exchange of the DIFL Secured Notes for the DIFL Secured Notes Consideration anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date along with payment of the DIFL Secured Notes Commitment Payment to those DIFL Secured Noteholders who have made a valid Commitment Payment Election;

(e)	in addition, New Secured Notes on account of the DIFL Secured Debt Work Payment shall be issued to those entitled to such fee (being the members of the PCG Ad Hoc Group, the DIFL Secured Steering Committee and Diameter) who elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Secured Notes;

(f)	immediately following this exchange, and conditioned upon such exchange occurring, all applicable DIFL Scheme Claims of the holders of the DIFL Secured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Secured Notes and/or the DIFL Secured Notes Indenture) shall be released and compromised by the DIFL Secured Notes, the DIFL Secured Notes Indenture, the global notes representing such DIFL Secured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the DIFL Secured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the DIFL Scheme;

(g)	Term Loans: DIFL, and each other party thereto, shall enter into the Amended and Restated Credit Agreement pursuant to which the Term Loan Lenders will be allocated its pro rata share of Term Loan Consideration and DIFL shall affirm its obligation to pay such Term Loan Consideration pursuant to the terms of the Amended and Restated Credit Agreement and each such Term Loan Lender shall receive any cash component of the Term Loan Consideration in exchange for the Term Loans of the Scheme Effective Date;

(h)	DIFL shall issue the Term Loan Commitment Payment to any Term Loan Lender that (i) executed the Restructuring Support Agreement or a joinder thereto on or prior to the Commitment Payment Election Deadline and that is a party to the Restructuring Support Agreement as of the Commitment Payment Election Deadline or (ii) is transferee of such Term Loan Lender, provided that such transferee is or becomes a party to the Restructuring Support Agreement and remains a party to the Restructuring Support Agreement as of the Commitment Payment Election Deadline, in addition to its Term Loan Consideration pursuant to the terms of the Amended and Restated Credit Agreement;

(i)	in addition, New Term Loans on account of the DIFL Secured Debt Work shall be issued to those persons entitled to such fee (being PCG Ad Hoc Group, the DIFL Secured Steering Committee and Diameter) who elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Term Loans Payment (which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of New Term Loans under the Amended and Restated Credit Agreement);

(j)	DIFL Subordinated Notes: Prior to the Scheme Effective Date, DIFL and DIHL have made available to each DIFL Subordinated Noteholder the opportunity to make an Additional Subscription Election via the procedures for the Rights Offering described in the Exchange Offer Memorandum. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DIFL Subordinated Noteholder that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DIFL Subordinated Noteholder the applicable amount of Exit Preferred Shares and DHL Common Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DIFL Subordinated Noteholder. The foregoing shall be subject to the relevant DIFL Subordinated Noteholder being an Eligible Recipient;

(k)	Each holder of DIFL Subordinated Notes who is an Eligible Recipient, shall receive its DIFL Subordinated Notes Consideration from DHL through issuance of the Equitisation Shares in such class of DHL Common Shares as has been designated by the DIFL Subordinated Noteholder when electing to receive such DHL Common Shares pursuant to the Exchange Offer Memorandum, such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated;

(l)	in the case of each holder of DIFL Subordinated Notes who is an Ineligible Recipient, DHL shall issue, and DIFL shall transfer to the Holding Transfer, class A voting common DHL Common Shares in an amount equal to those Ineligible Recipients’ pro rata share of the Equitisation Shares, such DHL Common Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bae trust for the Ineligible Recipients in accordance with the terms of the DIFL Scheme and the Holding Trust Deed;

(m)	simultaneously with the issuance of DHL Common Shares, the DIFL Subordinated Notes Commitment Payment shall be paid to each applicable Existing DIFL Subordinated Noteholder who has made a valid Commitment Payment Election, provided that such DIFL Subordinated Noteholder is an Eligible Recipient. Any DIFL Subordinated Notes Commitment Payment shall be issued fully paid and in the same class of shares as the DIFL Subordinated Noteholder designated their pro rata share of Equitisation Shares, and such issuance and transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive their DIFL Subordinated Notes Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of the DIFL Scheme and the Holding Trust Deed;

(n)	in addition, the DIFL Subordinated Notes Work Payment shall be paid by DHL issuing to members of the PCG Ad Hoc Group, DHL Common Shares fully paid which shall be allocated as between members of the PCG Ad Hoc Group on the basis as is agreed between the Scheme Companies and the PCG Ad Hoc Group. If a DIFL Subordinated Notes Work Payment is payable to an Ineligible Recipient, then the DHL Common Shares constituting such DIFL Subordinated Notes Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed; and

(o)	immediately following, and conditional upon, the issuance of DHL Common Shares, the DIFL Subordinated Notes shall be released and compromised by the DIFL Subordinated Notes, the DIFL Subordinated Notes Indenture, the global notes representing such DIFL Subordinated Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of DIFL Subordinated Notes shall be deemed to give the undertakings and releases contained in the DIFL Scheme.

DL Scheme

15.11	Prior to the Scheme Effective Date, DL has made available to each DL Scheme Creditor the opportunity to make an Additional Subscription Election via the procedures described in the Solicitation Statement. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DL Scheme Creditor that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DL Scheme Creditor the applicable amount of Exit Preferred Shares and DHL Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DL Scheme Creditor. The foregoing shall be subject to the relevant DL Scheme Creditor being an Eligible Recipient.

15.12	On the Scheme Effective Date:

(a)	each DL Scheme Creditor who is an Eligible Recipient, shall receive its DL Scheme Consideration from DHL through issuance of the Equitisation Shares in such class of DHL Common Shares as has been designated by the DL Scheme Creditor when electing to receive such DHL Common Shares pursuant to the Solicitation Statement, such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated;

(b)	in the case of each DL Scheme Creditor who is an Ineligible Recipient, DHL shall issue, and DL shall transfer to the Holding Trustee, class A voting DHL Common Shares in an amount equal to those Ineligible Recipients’ pro rata share of the Equitisiation Shares, such DHL Common Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bare trust for the Ineligible Recipients in accordance with the terms of the DL Scheme and the Holding Trust Deed;

(c)	simultaneously with the issuance of DHL Common Shares, the DL Commitment Payment shall be paid to each applicable DL Scheme Creditor who has made a valid Commitment Payment Election, provided that such DL Scheme Creditor is an Eligible Recipient. Any DL Notes Commitment Payment shall be issued fully paid and in the same class of shares as the DL Scheme Creditor designated their pro rata share of Equitisation Shares, and such issuance and transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive their DL Notes Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of the DL Scheme and the Holding Trust Deed;

(d)	in addition, the DL Work Payment shall be paid by DHL issuing to members of the PCG Ad Hoc Group, DHL Common Shares fully paid which shall be allocated as between members of the PCG Ad Hoc Group on the basis as is agreed between the Scheme Companies and the PCG Ad Hoc Group. If a DL Work Payment is payable to an Ineligible Recipient, then the DHL Common Shares constituting such DL Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed; and

(e)	immediately following, and condition upon, the issuance of DHL Common Shares, the Existing DL Notes shall be released and compromised by the Existing DL Notes, the Existing DL Notes Indenture, the global notes representing such Existing DL Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of Existing DL Notes shall be deemed to give the undertakings and releases contained in the DL Scheme.

Scheme Creditors’ Undertakings and Releases

DIFL Scheme Creditor Undertakings and Releases

15.13	On and from the Scheme Effective Date, the Scheme Companies and the parties to the Deed of Release shall enter into the Deed of Release. Without prejudice to the Deed of Release, and with immediate effect on and from the Scheme Effective Date, each DIFL Scheme Creditor and its Scheme Creditor Parties shall also be deemed to irrevocably, unconditionally, fully and absolutely:

(a)	waive, discharge and release all of its rights, title and interest in and to its DIFL Scheme Claims (and any Guarantee) in consideration for its entitlement to receive the DIFL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waive, discharge and release any Released Claim it may have under or in connection with the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee against any Released Person in relation to any breaches or defaults under the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratify and confirm everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the DIFL Scheme and agree not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the DIFL Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waive, release and discharge each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertake to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

15.14	Pursuant to the terms of the DIFL Scheme, each DIFL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of the DIFL Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the DIFL Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

15.15	Nothing in Clause 15 of the DIFL Scheme shall extinguish or otherwise affect the rights and/or remedies of any DIFL Scheme Creditor in respect of:

(a)	Any Allowed Proceedings; and

(b)	Any Excluded Claim.

DL Scheme Creditor Undertakings and Releases

15.16	On and from the Scheme Effective Date, the Scheme Companies and the parties to the Deed of Release shall enter into the Deed of Release. Without prejudice to the Deed of Release, with immediate effect on and from the Scheme Effective Date, each DL Scheme Creditor and its Scheme Creditor Parties shall also be deemed to irrevocably, unconditionally, fully and absolutely:

(a)	waive, discharge and release all of its rights, title and interest in and to its DL Scheme Claims in consideration for its entitlement to receive the DL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waive, discharge and release any Released Claim it may have under or in connection with the Existing DL Notes Indenture, and/or the Existing DL Notes against any Released Person in relation to any breaches or defaults under the Existing DL Notes Indenture, and/or the Existing DL Notes occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the DL Scheme;

(c)	ratify and confirm everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the DL Scheme and agree not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the DL Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waive, release and discharge each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertake to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

15.17	Pursuant to the terms of the DL Scheme, each DL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the DL Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of the DL Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the DL Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

15.18	Nothing in Clause 11 of the DL Scheme shall extinguish or otherwise affect the rights and/or remedies of any DL Scheme Creditor in respect of:

(a)	Any Allowed Proceedings; and

(b)	Any Excluded Claim.

Establishment of Holding Trust

DIFL Scheme

15.19	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable DIFL Subordinated Notes Consideration that is payable or attributable to holders who are Ineligible Recipients pursuant to the terms of the DIFL Scheme.

15.20	At any time during the 18 months after the Scheme Effective Date, such holders shall, in accordance with the terms of the DIFL Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their DIFL Subordinated Notes Consideration (along with any DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment to which such Ineligible Recipient may be entitled) and therefore become Eligible Recipients. Such DIFL Subordinated Notes Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the applicable Ineligible Recipient. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from an Ineligible Recipient as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares.

15.21	If such a DIFL Subordinated Noteholder does not become an Eligible Recipient within 18 months of the Scheme Effective Date, then each Ineligible Recipient shall be deemed to have irrevocably waived its entitlement to its DIFL Subordinated Notes Consideration (and DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment, if applicable), and shall be deemed to give the releases set out in the Holding Trust Deed and the DIFL Scheme in respect of such holder’s DIFL Scheme Claim or entitlement to DIFL Subordinated Notes Consideration. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant holder of DIFL Subordinated Notes shall revert back to DHL and the Holding Trust shall terminate.

15.22	The Holding Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the DIFL Scheme and the Holding Trust Deed.

DL Scheme

15.23	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable DL Scheme Consideration that is payable or attributable to holders who are Ineligible Recipients pursuant to the terms of the DL Scheme.

15.24	At any time during the 18 months after the Scheme Effective Date, such holders shall, in accordance with the terms of the DL Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their DL Scheme Consideration (along with any DL Commitment Payment or DL Work Payment to which such Ineligible Recipient may be entitled) and therefore become Eligible Recipients. Such DL Scheme Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the applicable Ineligible Recipient. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from an Ineligible Recipient as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares.

15.25	If such a DL Scheme Creditor does not become an Eligible Recipient within 18 months of the Scheme Effective Date, then each Ineligible Recipient shall be deemed to have irrevocably waived its entitlement to its DL Scheme Consideration (and DL Commitment Payment or DL Work Payment, if applicable), and shall be deemed to give the releases set out in the Holding Trust Deed and the DL Scheme in respect of such holder’s DL Scheme Claim or entitlement to DL Scheme Consideration. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant holder of Existing DL Notes shall revert back to DHL and the Holding Trust shall terminate.

15.26	The Holding Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the DL Scheme and the Holding Trust Deed.

Authority to execute documents on behalf of the DIFL Scheme Creditors and the DL Scheme Creditors

DIFL Scheme

15.27	On and from the Scheme Effective Date, in consideration of the rights provided to the DIFL Scheme Creditors under the Scheme and notwithstanding any term of any relevant document, each DIFL Scheme Creditor will be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the DIFL Scheme. The DIFL Scheme shall also irrevocably authorise, direct, instruct and empower DIFL, on behalf of the DIFL Scheme Creditors to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DIFL Scheme Creditor the Restructuring Documents to which the DIFL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

(b)	agree on their behalf any amendments to any such document which are:

(1)	necessary or desirable to give effect to, or reflect the terms of, the DIFL Scheme;

(2)	necessary to correct any manifest error; or

(3)	minor or technical in nature and, in each case would not: (i) impose any additional obligation on; nor (ii) materially, adversely or disproportionately affect the rights of, any of the DIFL Scheme Creditors in any manner that is not otherwise contemplated by the DIFL Scheme or the Restructuring Documents; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DIFL Scheme, including, without limitation, to (i) instruct DTC to debit the Beneficial Interests relating to the DIFL Secured Notes and the DIFL Unsecured Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the DIFL Secured Notes and the DIFL Unsecured Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the DIFL Scheme.

15.28	Without prejudice to the foregoing, on the Scheme Effective Date each DIFL Scheme Creditor shall be deemed to irrevocably authorise and instruct, and shall for all purposes be treated as having irrevocably authorised and instructed, the Administrative Parties (as applicable) to enter into, execute and deliver (as a deed or otherwise) the Restructuring Documents to which such Administrative Parties are party (in any capacity) and to take all steps reasonably necessary to comply with their respective obligations under any other Restructuring Document to which the Administrative Parties are a party (in any capacity).

15.29	Therefore, although the DIFL Scheme Creditors are party to various Restructuring Documents, the execution and delivery of those documents will be undertaken by DIFL on behalf of the DIFL Scheme Creditors. Accordingly, no action is required by the DIFL Scheme Creditors in respect of the execution and delivery of those documents.

DL Scheme

15.30	On and from the Scheme Effective Date, in consideration of the rights provided to the DL Scheme Creditors under the Scheme and notwithstanding any term of any relevant document, each DL Scheme Creditor will be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the DL Scheme. The DL Scheme shall also irrevocably authorise, direct, instruct and empower DL, on behalf of the DL Scheme Creditors to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DL Scheme Creditor the Restructuring Documents to which the DL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

(b)	agree on their behalf any amendments to any such document which are:

(1)                necessary or desirable to give effect to, or reflect the terms of, the Scheme;

(2)                necessary to correct any manifest error; or

(3)                minor or technical in nature and, in each case would not: (i) impose any additional obligation on; nor (ii) materially, adversely or disproportionately affect the rights of, any of the DL Scheme Creditors in any manner that is not otherwise contemplated by the DL Scheme or the Restructuring Documents; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DL Scheme, including, without limitation, to instruct DTC to (i) debit the Beneficial Interests relating to the Existing DL Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the Existing DL Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the DL Scheme.

15.31	Without prejudice to the foregoing, on the Scheme Effective Date each DL Scheme Creditor shall be deemed to irrevocably authorise and instruct, and shall for all purposes be treated as having irrevocably authorised and instructed, the Administrative Parties (as applicable) to enter into, execute and deliver (as a deed or otherwise) the Restructuring Documents to which such Administrative Parties are party to (in any capacity) and to take all steps reasonably necessary to comply with their respective obligations under any other Restructuring Document to which the Administrative Parties are a party (in any capacity).

15.32	Therefore, although the DL Scheme Creditors are party to various Restructuring Documents, the execution and delivery of those documents will be undertaken by DL on behalf of the DL Scheme Creditors. Accordingly, no action is required by the DL Scheme Creditors in respect of the execution and delivery of those documents.

Assignment of Scheme Claims

15.33	Neither the Scheme Companies, the Holding Trustee nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Voting Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

15.34	All distributions of DL Scheme Consideration shall be made to DL Scheme Creditors in accordance with the DL Scheme irrespective of any sale, assignment or of any DL Scheme Claim after the Record Date. Notwithstanding the foregoing, DL, the Holding Trustee and/or the Information Agent may, in their discretion, choose to recognise any assignment or transfer of any DL Scheme Claim after the Record

Date (and shall be entitled to request documentation to satisfy themselves of the same) for the purposes of distributing DL Scheme Consideration.

15.35	All distributions of DIFL Scheme Consideration shall be made to DIFL Scheme Creditors in accordance with the DIFL Scheme irrespective of any sale, assignment or of any DIFL Scheme Claim after the Record Date. Notwithstanding the foregoing, DIFL, the Holding Trustee and/or the Information Agent may, in their discretion, choose to recognise any assignment or transfer of any DIFL Scheme Claim after the Record Date (and shall be entitled to request documentation to satisfy themselves of the same) for the purposes of distributing DIFL Scheme Consideration.

15.36	In relation to DL, a transferee of an economic, beneficial or proprietary interest in the Existing DL Notes after the Record Date will be bound by the terms of the DL Scheme in the event that it becomes effective, and any Existing DL Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the DL Scheme.

15.37	In relation to DIFL, a transferee of an economic, beneficial or proprietary interest in the Existing Notes or the Term Loans after the Record Date will, be bound by the terms of the DIFL Scheme in the event that it becomes effective, and any Existing Notes or Term Loans to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the DIFL Scheme.

15.38	In relation to DL, if any DL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, and such assignment or transfer is recognised by the Holding Trustee and/or the Information Agent, then for the purposes of calculating any rights to DL Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s Scheme Claim shall be reduced by the amount of the relevant DL Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the DL Scheme Claims so transferred or assigned.

15.39	In relation to DIFL, if any DIFL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DIFL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, and such assignment or transfer is recognised by the Holding Trustee and/or the Information Agent, then for the purposes of calculating any rights to DIFL Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s DIFL Scheme Claim shall be reduced by the amount of the relevant DIFL Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the DIFL Scheme Claims so transferred or assigned.

Modifications

15.40	The Scheme Companies may, subject to and in accordance with the terms of the Restructuring Support Agreement, at any hearing to sanction the applicable Scheme, consent on behalf of all DL Scheme Creditors or DIFL Scheme Creditors (as applicable) to any modification, addition, or waiver of the Scheme or any terms or conditions which the Bermuda Court may think fit to approve or impose which is necessary or desirable for the implementation of the applicable Scheme, provided that such modification, addition, waiver or term or condition does not directly or indirectly have an adverse effect on the economic treatment or any legal rights or obligations or interests of any DL Scheme Creditor or DIFL Scheme Creditor, the Holding Trustee or the Existing Notes Trustee, the Administrative Agent, the Collateral Agent or any of them, under the Schemes or any Restructuring Document, or impose any direct or indirect additional obligation on a DL Scheme Creditor or DIFL Scheme Creditor, as compared to the treatment of the Scheme Companies or other DL Scheme Creditors or DIFL Scheme Creditors under the applicable Scheme or any Restructuring Document.

15.41	Before the Scheme Effective Date, the terms of the Schemes or any Restructuring Document may, subject to the terms of the Restructuring Support Agreement, be amended, supplemented, or waived with the consent of the Scheme Companies, the Majority DIFL Scheme Creditors and the Majority DL Scheme Creditors (as applicable), provided that such amendment or waiver is only (i) of a technical or non-material nature or to correct a manifest error, and provided further any such proposed amendment (ii)

does not directly or indirectly alter, modify or adversely affect or indirectly have an adverse effect on the economic treatment or any legal right or obligation of any DL Scheme Creditor or DIFL Scheme Creditor under the applicable Scheme or any Restructuring Document (unless such DL Scheme Creditor or DIFL Scheme Creditor consents) or impose any direct or indirect additional obligation on a DL Scheme Creditor or DIFL Scheme Creditor. After the Scheme Effective Date, any amendments to the documents will be made in accordance with the relevant document’s terms.

15.42	The Scheme Companies may not designate any document as a Restructuring Document without the consent of each of the Majority DL Scheme Creditors and the Majority DIFL Scheme Creditors.

16.	limits on exculpation

Nothing in the Schemes shall release, waive or discharge any liability of any person arising under or in connection with any Excluded Claims.

17.	Termination of the SchemeS

17.1	If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to the Schemes shall lapse and all of the compromises and arrangements provided by the Schemes and any releases granted pursuant to the Schemes shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the:

(a)	DL Scheme Creditors (including under the Existing DL Notes and the Existing DL Notes Indenture) shall not be affected and shall be reinstated and remain in full force and effect; and

(b)	DIFL Scheme Creditors (including under the Term Loans, the Existing Notes and the Existing Notes Indentures) shall not be affected and shall be reinstated and remain in full force and effect.

Part C
Overview of SCHEME CONSIDERATION, Intercreditor Agreement AND Corporate REORGANISATION

18.	DESCRIPTION OF DHL COMMON SHARES

The DHL Common Shares shall have the rights set out on the Amended Organizational Documents. Please refer to Annex III-Description of the DHL Common Shares’ of the Solicitation Statement for a description of the rights attaching to the DHL Common Shares, which is hereby incorporated by reference in this Explanatory Statement.

19.	Description of Exit Preferred Shares

The Exit Preferred Shares will be issued pursuant to a certificate of designation on terms substantially the same as those described in Solicitation Statement. Please refer to Annex IV-Description of the Exit Preferred Shares of the Solicitation Statement for a description of the rights attaching to the Exit Preferred Shares, which is hereby incorporated by reference in this Explanatory Statement.

20.	description of take-back notes

The Take-Back Notes will be issued on substantially the same terms as those described in Solicitation Statement. Please refer to Annex II-Description of the DML Unsecured Notes of the Solicitation Statement, which is hereby incorporated by reference in this Explanatory Statement.

21.	DESCRIPTION OF NEW SECURED NOTES

The New Secured Notes will be issued on substantially the same terms as those described in the Solicitation Statement. Please refer to Annex I-Description of the New Secured Notes of the Solicitation Statement, which is hereby incorporated by reference in this Explanatory Statement.

22.	DESCRIPTION of Intercreditor Agreement

Please refer to ‘Annex I-Description of the New Secured Notes-Intercreditor Agreement’ of the Solicitation Statement, which is hereby incorporated by reference in the Explanatory Statement.

23.	new term loans

The New Term Loans shall be issued pursuant to and governed by the Amended and Restated Credit Agreement and be on terms materially consistent with the New Secured Notes. The substantially final form of the Amended and Restated Credit Agreement is attached to this Explanatory Statement at Appendix 6.

24.	DESCRIPTION OF REGISTRATION RIGHTS AGREEMENT

Pursuant to a Registration Rights Agreement to be entered into upon consummation of the Concurrent Schemes between DHL and certain holders of the DHL Common Shares, certain holders of the DHL Common Shares will have customary registration rights with respect to their DHL Common Shares or any security in which such shares have been converted or exchanged (the “Registrable Securities”). Holders of a majority of Registrable Securities will be able to require DHL to carry out an initial public offering of DHL Common Shares, in which all holders of Registrable Securities may choose to participate. Within 180 days of the completion of the initial public offering, DHL will be required to file a shelf registration statement and keep it (or any successive shelf registration statement) effective for so long as there are any Registrable Securities. Holders of at least 10% of the DHL Common Shares issued and outstanding on the Closing Date will have unlimited underwritten shelf take-down rights, subject to a $75 million minimum expected gross proceeds threshold. The number of such underwritten shelf take-downs cannot exceed three in any 360-day period. Holders of at least 1% or more shares of fully diluted DHL Common Shares (assuming the conversion of all outstanding Exit Preferred Equity) will have customary piggyback rights in respect of underwritten offerings, subject to customary cutbacks.

25.	Corporate REORGANISATION

On the Scheme Effective Date and in connection with consummation of the Schemes: (1) DHL will transfer all of its interests in DIHL to New HoldCo; (2) DL will transfer to DHL all of its assets; (3) DHL will use the Gross Proceeds to purchase (at a price equal to fair market value) from DIHL and DIFL (i) any intercompany claims owed to DIHL or DIFL by DGHL and (ii) any rights to distributions pursuant to an intercreditor agreement to be entered into by and among holders of the DGHL Unsecured Notes and the DGHL Convertibles Notes, DL, DIFL and the Supporting Shareholder and any rights to distributions pursuant to the Settlement Agreement; and (4) DHL shall contribute to DIFL (i) any Gross Proceeds remaining after the purchases contemplated in the previous step and (ii) any assets previously received from DL. Following the consummation of the Corporate Reorganisation, DL will no longer hold any equity interests in DHL.

Governance Arrangements

It is a condition precedent to the Scheme Effective Date that DHL consummate the Corporate Reorganisation and adopt the Amended Organisational Documents. Pursuant to the Corporate Reorganisation, DHL’s authorized share capital will be restructured from US$12,000 comprising 12,000 common shares of par value US$1.00 each into common shares (the DHL Common Shares) and preference shares each designated as convertible preferred shares (the Exit Preferred Shares) of sufficient number to satisfy the Scheme Consideration and the Rights Offering. The board of directors of DHL may issue the common shares and convertible preferred shares as either Class A common shares (with voting rights) or Class B common shares (without voting rights) and Class A preferred shares (with voting rights) or Class B preferred shares (without voting rights) respectively. Holders of DHL Common Shares issued as Class A common shares are entitled to one vote per share on all matters submitted to a vote of holders of the DHL Common Shares, and holders of Exit Preferred Shares issued as Class A preferred shares are entitled to one vote per share on as-converted basis on all matters submitted to a vote of holders of the DHL Common Shares.

The Amended Organisational Documents of DHL comprise amended and restated bye-laws of DHL, and a certificate of designations of the Exit Preferred Shares. Pursuant to the amended and restated bye-laws of DHL, nine (9) directors of the board of DHL will be appointed as of the Closing Date comprising (1) the Supporting Shareholder as a non-executive director subject to the terms and conditions set forth in the Services Agreement until the third (3rd) anniversary of the Closing Date, (2) the chief executive officer of DHL, (3) four (4) directors to be selected by PGIM and/or its affiliates (the “PGIM Directors”) (provided that at such time as PGIM owns less than [30]% but more than [22.5]% of the fully diluted common shares of DHL, PGIM shall have the right to appoint three (3) PGIM Directors, at such time as PGIM owns less than [22.5]% of the fully diluted DHL Common Shares but more than [15]% of the fully diluted common shares of DHL, PGIM shall have the right to appoint two (2) PGIM Directors, at such time as PGIM owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint one (1) PGIM Director, and if PGIM owns less than [10]% of fully diluted common shares of DHL, PGIM shall have no right to appoint PGIM Directors), (4) two (2) directors to be selected by Contrarian or its affiliates (the “Contrarian Directors”) (provided, that at such time as Contrarian owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, Contrarian shall have the right to appoint one (1) Contrarian Director and at such time as Contrarian owns less than [10]% of the fully diluted DHL Common Shares, Contrarian shall have no right to appoint Contrarian Directors), and (5) remaining directors of DHL to be selected by the holders of the DHL Common Shares and Exit Preferred Shares (other than such holders that have the right to designate a director) (the “At Large Directors”). From the third (3rd) anniversary of the Closing Date, the Supporting Shareholder or his permitted transferee in accordance with the Amended Organisational Documents will have the right to designate one (1) member of the board of DHL (whether himself or another individual) for so long as he (or such permitted transferee) continues to own 5% of the fully diluted DHL Common Shares (the “DOB Director”).8

If at any time a vacancy is created on the board of directors of DHL by reason of death, removal or resignation, a designee shall be appointed to fill such vacancy by such person(s) entitled to appoint such director. Such directors may only be removed by the applicable person(s) entitled to remove such director

8 Note that the PCG Ad Hoc Group may update the percentages contained in brackets in this section and/or other terms prior to the Closing Date.

The chairman of the board of directors of DHL (the “Chairman”) will be designated by PGIM and/or its affiliates for so long as PGIM and/or its affiliates own at least [40]% of the fully diluted DHL Common Shares, and PGIM and/or its affiliates will have the right to remove the Chairman. Following the resignation or removal of the Chairman, the chairman of the board of directors of DHL shall be designated (i) by PGIM and/or its affiliates for so long as PGIM owns at least 45% of the fully diluted DHL Common Shares and (ii) at such time as PGIM and/or its affiliates owns less than 45% of the fully diluted DHL Common Shares, by a simple majority of the PGIM Directors, Contrarian Directors, At Large Directors and the Supporting Shareholder or the DOB Director, as applicable.

Part D
Risk Factors

The Restructuring, each of the Schemes, and the transactions contemplated thereby are subject to risks. The below is a summary of certain key risks that the Scheme Companies have identified, but these should not be taken to be an exhaustive list. In particular, Scheme Creditors should be aware: (i) that the Restructuring and each of the Schemes is subject to a Change of Control Condition; see further “In order to consummate the Schemes, we must obtain certain governmental approvals, and if such approvals are delayed or not granted, consummation of the Schemes may be delayed or prevented” on page 17 of the Solicitation Statement (which is hereby incorporated by reference pursuant to paragraph 26 below); and (ii) the DHL Common Shares issued as Scheme Consideration may be subject to dilution in certain circumstances; see further “The DHL Common Shares will be subject to dilution by shares or other equity awards to the extent issued pursuant to the MIP, upon conversion of the Exit Preferred Shares, upon exercise of the warrants issued pursuant to the Services Agreement and/or the issuance of additional equity by the Company in the future. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.” on pages 34-35 of the Solicitation Statement (which is hereby incorporated by reference pursuant to paragraph 26 below).

26.	SCHEME-RELATED RISK FACTORS

Parties May Object to the Company’s Determination of the Class Composition

26.1	DIFL has determined that there will be four classes of DIFL Scheme Creditors for the purpose of voting on the DIFL Scheme. DL has determined that there will be one class of DL Scheme Creditors for the purpose of voting on the DL Scheme. Separate meetings are only required if there are separate classes of creditors. It is the rights of creditors, not their separate commercial interests, which determine whether they form a single class or separate classes. The rights of those included in a single class can be subject to material differences, provided that they are not “so dissimilar as to make it impossible for them to consult together with a view to their common interest”.

26.2	The Bermuda Court should take a broad approach to the composition of classes to avoid giving unjustified veto rights to a minority group such that the test for classes becomes an instrument of oppression by a minority. This means that the Bermuda Court will adopt a broad, rather than a narrow, approach to classes where there is any doubt in the matter.

26.3	All DIFL Secured Noteholders, DIFL Subordinated Noteholders, DIFL Unsecured Noteholders, and Term Loan Lenders hold identical rights in respect of their respective holdings of the Existing Notes and the Term Loans, as applicable, and all are equally entitled to a pro rata portion of the respective DIFL Secured Notes Consideration, DIFL Subordinated Notes Consideration, DIFL Unsecured Notes Consideration and Term Loan Consideration, so it cannot reasonably be said that they are so dissimilar as to make it impossible for them to consult together with a view to their common interest. The same is true of the DL Noteholders in respect of their identical rights as DL Noteholders and equal entitlement to a pro rata portion of the DL Scheme Consideration. DIFL has therefore formed the view and sought directions on the basis that there are four classes of DIFL Scheme Creditors and DL has formed the view and sought directions on the basis that there is one class of DL Scheme Creditors. However, it is possible that a DIFL Scheme Creditor or a DL Scheme Creditor may dispute this determination and challenge the validity of the Scheme Meetings.

PCG Ad Hoc Group and DIFL Secured Ad Hoc Group Expenses

26.4	The Scheme Companies have agreed to pay the expenses of certain DIFL Scheme Creditors and DL Scheme Creditors comprising the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group, including the expenses of their professional advisors. The Companies considers that this undertaking to pay the PCG Ad Hoc Group’s and the DIFL Secured Ad Hoc Group’s expenses, which are not material, represents a commercially justifiable payment to members of the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group in respect of the time that the PCG Ad Hoc Group and the DIFL Secured Ad

Hoc Group has committed to negotiating the DIFL Scheme, the DL Scheme and the Restructuring in the interests of all Existing Noteholders and Term Loan Lenders. As such, the Company does not consider that the reimbursement of the PCG Ad Hoc Group’s and the DIFL Secured Ad Hoc Group’s expenses constitutes the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group as separate classes for the purposes of the DIFL Scheme and the DL Scheme.

26.5	The Companies have concluded that payment of Work Payments and the entitlement to reimbursement of professional fees does not require the constitution of separate classes for voting purposes in the relevant Scheme because such treatment represents commercially justifiable compensation for work performed by those creditors involved in negotiating the Schemes and related Restructuring transactions. Those creditors not entitled to Work Payments and reimbursement of professional fees performed no equivalent services for the Companies. In addition, the Work Payments constitute 5% or less of the distributions attributable to each class of creditors, which are de minimis in the context of the overall Restructuring. The work undertaken by the PCG Ad Hoc Group or DIFL Secured Steering Committee members was for the benefit of all DL Scheme Creditors and DIFL Scheme Creditors. No DL Scheme Creditors or DIFL Scheme Creditors not entitled to those Work Payments have undertaken a similar role, meaning it would be inappropriate for those creditors to receive an equivalent sum. However, if the Bermuda Court considers that these factors create a dissimilarity of interests between the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group, the Companies may be required to reconstitute the DIFL Scheme Meeting and the DL Scheme Meeting and will be required to obtain the statutory majorities for approval of the DIFL Scheme and the DL Scheme from each of multiple classes of creditors. There can be no assurance that such statutory majorities would be obtained and that, therefore, the DIFL Scheme and the DL Scheme would be approved and sanctioned.

The Companies May Fail to Satisfy the Vote Requirement

26.6	If the statutory majorities are obtained at the Scheme Meetings, the Companies intend to seek, as promptly as practicable thereafter, sanction of the DIFL Scheme and the DL Scheme. 75% in value of the DIFL Scheme Creditors and the DL Scheme Creditors have indicated that they will vote in favour of the DIFL Scheme and the DL Scheme by virtue of submitting the Instructions. However, in the event a majority in number holding 75% in value of Scheme Claims of those DIFL Scheme Creditors and the DL Scheme Creditors voting at each of their respective Scheme Meetings (in person or by proxy), do not vote in favour of the DIFL Scheme and the DL Scheme then the compromises contained in the DIFL Scheme and the DL Scheme will not be consummated.

The Companies May Not Be Able to Secure Sanction of the DIFL Scheme and the DL Scheme

26.7	Even if the requisite votes in favour of the DIFL Scheme and the DL Scheme are received, there can be no assurance that the Bermuda Court will sanction the DIFL Scheme and the DL Scheme. A DIFL Scheme Creditor or DL Scheme Creditor or other interested third party might challenge the Schemes as applicable. The Bermuda Court could decline to sanction the Schemes if it found that any of the statutory requirements for sanction were not met or there was some other compelling reason militating against the Bermuda Court exercising its discretion to sanction the Schemes.

The Company May Not Obtain Recognition of the Schemes in the United States

26.8	Even if the Schemes are approved at the Scheme Meetings and are sanctioned by the Bermuda Court, the effectiveness of the Schemes is conditional, inter alia, upon the entry of an order by the U.S. Bankruptcy Court pursuant to chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Recognition Order”), recognizing and enforcing the Schemes. Although the Scheme Companies do not currently anticipate material difficulties in obtaining this approval and anticipate that this approval will be provided within a short period of time after the Sanction Orders are obtained, the Scheme Companies do not control the granting of the Chapter 15 Recognition Order or the timing thereof, and there can be no assurance that it will be granted on a timely basis or at all. If the Schemes are not recognized by the U.S. Bankruptcy Court, the Schemes will not be implemented. Even if the Schemes are approved at the Scheme Meetings, and sanctioned by the Bermuda Court, it is possible for a person with an interest in the Schemes (whether a Scheme Creditor or otherwise) to object to entry of the Chapter 15 Recognition

Order and to attend or be represented in the chapter 15 proceedings in order to make representations that the Chapter 15 Recognition Order should not be approved.

Risk of Termination of the Restructuring Support Agreement

26.9	The Restructuring Support Agreement contains certain provisions that grant the parties thereto the ability to terminate the Restructuring Support Agreement upon the occurrence of certain events or conditions. The termination of the Restructuring Support Agreement could result in no restructuring transaction, an alternative transaction or a liquidation of the Scheme Companies, each of which would preclude consummation of the Schemes and could significantly and detrimentally impact the ability of the Scheme Companies to pay their debts as they fall due and to operate as a going concern

The Scheme Effective Date May Not Occur

26.10	The Scheme Effective Date is subject to a number of Conditions Precedent. If such Conditions Precedent are not met or waived, the Scheme Effective Date will not take place. There can be no assurance as to such timing or as to whether the Scheme Effective Date will, in fact, occur.

A long and protracted alternative restructuring may be on worse terms and could adversely impact management’s ability to manage the Group’s operations and may otherwise adversely affect its business

26.11	If the DIFL Scheme and DL Scheme are not approved, there can be no assurance that the Group would be able to obtain terms for an alternative financial restructuring on better terms for stakeholders in the Group or that any such alternative financial restructuring would be successfully implemented. Any alternative to the Restructuring that the Group is required to pursue, may take substantially longer to complete than the Restructuring and could disrupt the Company’s business further. In addition, the negotiation of an alternative financial restructuring would require significant management resources and would divert the attention of management away from the operation of the Group’s business and the implementation of its business plan and may cause some members of management to leave.

26.12	A protracted business rescue process would also likely result in a large amount of negative publicity, which would harm the Group’s reputation and may make it harder for the Group to attract and maintain customers, investors and employees. Such reputational damage could lead to a decreased customer base, reduced income and higher operating costs and may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, concerns about the financial health of the Group may cause certain of the Group’s customers to breach or terminate their contracts with it.

Adverse publicity relating to the Restructuring or the financial condition of the Group may adversely affect the Group’s client and supplier relationships and/or the market perception of the Group’s business

26.13	Adverse publicity relating to the Restructuring or the financial condition of the Group or of other participants in the market(s) in which it operates may have a material adverse effect on the Group’s customer and supplier relationships (including financial and insurance institutions) and/or the market perception of its business.

26.14	Customers may choose not to (and it may be more difficult to convince such customers to) continue trading with the Group. Existing suppliers may also choose not to do business with the Group, may demand quicker payment terms and/or may not extend normal trade credit. The Group may find it difficult to obtain new or alternative suppliers. Ongoing negative publicity may have a long-term negative effect on the Group’s reputation and brand which may make it more difficult for the Group to market its products in the future.

Implementation of the Restructuring may breach certain of the Group’s contractual obligations

26.15	There is a risk that the proposal or the implementation of the Restructuring, or the taking of any steps required to implement the Restructuring, may constitute a breach of the Group’s contractual obligations under one or more agreements. The consequences of such a breach may include the termination of such agreements which may adversely affect the results of operations and financial condition of the Group.

Liquidation

26.16	If the DIFL Scheme and the DL Scheme are unsuccessful, as a result of a failure to obtain approval by the statutory majorities of the Scheme Creditors, or the Bermuda Court’s sanction, the entry of the Chapter 15 Recognition Order, or for any other reason, the Companies consider that an insolvent winding-up of the Companies is likely. Please refer to the Liquidation Analysis by AlixPartners, LLP appended to this Explanatory Statement at Appendix 10 for a detailed discussion of the effects that a winding-up in Bermuda would have on the recoveries of DIFL Scheme Creditors and the DL Scheme Creditors.

Aggregation of holdings of DHL

26.17	Consent of the Bermuda Monetary Authority is required for the issuance or transfer of 10% or greater (but less than 50%) or 50% or greater of the voting shares of DHL. In addition, regulatory approvals may be required for a holding above a specified threshold of DHL’s shares. If there is an aggregation of voting positions in future, or other relevant holdings, the approval of the Bermuda Monetary Authority or other applicable regulators must be obtained before the threshold level for such approval is reached.

27.	OTHER RISK FACTORS

For additional risk factors, including those related to the Company’s business, the New Secured Notes, the Take-Back Notes, the DHL Common Shares, and the Exit Preferred Shares, DIFL Scheme Creditors and DL Scheme Creditors should refer the section entitled “Risk Factors” of the Solicitation Statement, which is hereby incorporated by reference.

Part E

Information on CERTAIN RELATED PARTY TRANSACTIONS

28.	The Supporting Shareholder

28.1	Pursuant to a services agreement (the “Services Agreement”) to be entered into on the Scheme Effective Date by and among the Scheme Companies, certain of their subsidiaries and the Supporting Shareholder on or prior to the Closing Date, the Supporting Shareholder will agree, among other undertakings, to perform services for the Companies in a manner consistent with his current and past practices, to be set forth in further detail in the Services Agreement. In consideration for such services, the Supporting Shareholder will receive, among other things, (i) 10% of the DHL Common Shares (on a fully diluted basis) to be issued on the Scheme Effective Date (the “Supporting Shareholder Services Agreement Common Shares”) and (ii) warrants to purchase 10% of the DHL Common Shares to be issued on the Scheme Effective Date, which warrants may be exercised for six years after the Closing Date. The Services Agreement will provide that the Supporting Shareholder Services Agreement Common Shares will not be diluted by any future equity issuances by DHL, so long as certain specified anti-dilution conditions are met.

Part F

The Schemes

APPENDIX 1

DEFINITIONS AND INTERPRETATION

In this Explanatory Statement, unless the context otherwise requires or otherwise expressly provides:

(a)	references to the Information Agent, the Existing Notes Trustee, the DIFL Scheme Creditors and the DL Scheme Creditors, the New Notes Agent, the New Notes Paying Agent, the Holding Trustee, the New Notes Registrar, the Security Agent, the Cash Manager, or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees.

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(d)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(e)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(f)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(g)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(h)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(i)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with our without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

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“Ad Hoc Groups”	mean the PCG Ad Hoc Group and the DIFL Secured Ad Hoc Group.
“Ad Hoc Groups’ Advisors”	means the DIFL Secured Ad Hoc Group Advisors and the PCG Ad Hoc Group Advisors.
“Additional Subscription Election”

means

(A)   in respect of the DIFL Scheme, a right of each DIFL Subordinated Noteholder that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, the Solicitation Statement) of Exit Preferred Shares and [8,479,984] DHL Common Shares[9];

(B)   in respect of the DL Scheme, a right of each DL Scheme Creditor that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with, the applicable provisions of the Solicitation Statement) of Exit Preferred Shares and [8,479,984] DHL Common Shares[10].

“Administrative Agent”	means Citibank, N.A.
“Administrator Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, accrued or incurred by the Holding Trustee in any and all capacities.
“Advisor Released Parties”	means, collectively, in each case in its capacity as such (i) the Digicel Advisors; (ii) the DIFL Secured Ad Hoc Group Advisors; and (iii) the PCG Ad Hoc Group Advisors.
“Affiliate”	shall have the meaning set forth in section 101(2) of the Bankruptcy Code.
“AlixPartners”	means AlixPartners, LLP, independent global consulting and advisory firm.

9 Subject to adjustment based on the funded Exit Preferred Shares amount; this number will consist of up to 20.00% of the DHL Common Shares outstanding immediately after the Restructuring.

10 Subject to adjustment based on the funded Exit Preferred Shares amount; this number will consist of up to 20.00% of the DHL Common Shares outstanding immediately after the Restructuring.

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“Allowed Proceedings”

means any Proceedings brought or commenced by a DIFL Scheme Creditor or DL Scheme Creditor as applicable:

(A)       to enforce its rights under the Restructuring Support Agreement, the Restructuring Documents or the DIFL Scheme or DL Scheme, as applicable where any person fails to comply with the terms of, or perform its obligation(s) under, the Restructuring Support Agreement, the Restructuring Documents or the DIFL Scheme or DL Scheme, as applicable;

(B)       in respect of any Liability arising under the DIFL Scheme or DL Scheme, as applicable, or a Restructuring Document which may arise or accrue in relation to acts, omissions, events and/or circumstances occurring after the Scheme Effective Date; and

(C)       to enforce its rights in respect of any Excluded Claims.

“Amended and Restated Credit Agreement”	means the Credit Agreement as amended, substantially in the form appended to this Explanatory Statement as Appendix 6, subject to any amendments made in accordance with the DIFL Scheme.
“Amendment and Restatement Agreement”	means the amendment and restatement agreement between, amongst others, DIFL, DIHL, the Administrative Agent, the Collateral Agent, and the Existing Notes Trustee with respect to the Credit Agreement.

“At Large Directors”	means the directors to be appointed to the board of DHL as of the Closing Date to be selected by the holders of the DHL Common Shares and Exit Preferred Shares (other than such holders that have the right to designate a director).
“Backstop Parties”	means the members of the PCG Ad Hoc Group which have “backstopped” or underwritten the Rights Offering pursuant to the Backstop Commitment Agreement dated June 27, 2023.
“Backstop Payment”	means the consideration the Backstop Parties will receive equal to $11 million, payable in Exit Preferred Shares and 2.0% of DHL Common Shares for backstopping the Rights Offering.
“Ballot”	means the form of beneficial holder ballot included in Appendix 2 (Instruction Packet) to this Explanatory Statement.
“Bankruptcy Code”	means title 11 of the United States Code, 11 U.S.C. § § 101-1532, as amended.
“Beneficial Interest”	means an interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes (as applicable), which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

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“Beneficial Ownership Condition”	means the requirement for a holder of DHL Common Shares who (together with its affiliates and controlling persons) would, assuming the consummation of the DIFL Scheme and the DL Scheme, own or control 10% or more of the combined voting rights attaching to the DHL Common Shares and the Exit Preferred Shares to provide all required “know-your-customer”/customer due diligence information to satisfy anti-money laundering obligations under Bermuda law.
“Bermuda Court”	means the Supreme Court of Bermuda.
“Bridge Facilities”	has the meaning given to that term in the Solicitation Statement.
“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).
“Change of Control Condition”	means consent or waiver (to the extent capable of waiver) from each of the relevant Governmental Authorities of Bermuda, Jamaica, Trinidad & Tobago and the USA, to the extent such consent or waiver is a requirement under applicable law for the consummation of the transactions contemplated by the Schemes including, without limitation, a change of control of the Group as further described in the Solicitation Statement.
“Chairman”	means the chairman of the board of directors of DHL.
“Chapter 15 Documents”	means the material documents filed in relation to a Chapter 15 Proceeding.
“Chapter 15 Proceeding”	means a case commenced by DIFL and DL in the Bankruptcy Court under chapter 15 of the Bankruptcy Code for recognition and enforcement of the Schemes of Arrangement.
“Chapter 15 Recognition Order”	means an order by the U.S. Bankruptcy Court pursuant to chapter 15 of the U.S. Bankruptcy Code.
“Claims”

means:

(A) the right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or

(B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured.

“Closing Date”	means the date of consummation of the Corporate Reorganisation.
“Code”	means the United States Internal Revenue Code of 1986, as amended.
“Collateral Agent”	means Citibank, N.A.

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“Commitment Payment Election”

(A) in respect of the DL Notes, DIFL Secured Notes and the DIFL Unsecured Notes, has the meaning given to that term in the Solicitation Statement where such election is made in accordance with the terms of the Solicitation Statement; and

(B) in respect of the DIFL Subordinated Notes, has the meaning given to that term in the Exchange Offer Memorandum where such election is made in accordance with the terms of the Exchange Offer Memorandum.

“Commitment Payment Election Deadline”	means 5:00 p.m., (New York time) on 11 September 2023.
“Companies Act”	means the Companies Act 1981 of Bermuda, as amended.
“Conyers”	means Conyers Dill & Pearman Limited, Bermuda legal advisors to Digicel.
“Contrarian”	means Contrarian Capital Management.
“Contrarian Directors”	means the directors to be selected by Contrarian and/or its affiliates to the board of DHL as of the Closing Date.

“Corporate Reorganisation”	means the transactions described in Paragraph 25 of Part C of this Explanatory Statement.
“Credit Agreement”	means the first lien credit agreement dated as of May 25, 2017 by and among, amongst others, DIFL as borrower, the Administrative Agent, and the lenders party thereto.
“Davis Polk”	means Davis Polk & Wardwell LLP, legal advisors to Digicel.
“Deed of Release”	means the deed of release between DIHL, DIFL, DL, DHL, the Supporting Shareholder, the DIFL Scheme Creditors, and the DL Scheme Creditors.
“DGHL”	means Digicel Group Holdings Limited, an exempted company incorporated in Bermuda with registration number 55491, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DGHL Notes”	means the DGHL Subordinated Notes and together with the DGHL Unsecured Notes.
“DGHL Scheme”	means the scheme of arrangement in respect of DGHL proposed pursuant to section 99 of the Companies Act.
“DGHL Subordinated Notes”	means DGHL’s indebtedness of approximately $216 million principal amount of 7.00% PIK Perpetual Convertible Notes.
“DGHL Unsecured Notes”	means DGHL’s indebtedness of approximately $438 million principal amount of 8.0% Senior Cash Pay/PIK Notes due 2025.

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“DHL”	means Digicel Holdings (Bermuda) Limited, an exempted company incorporated in Bermuda with registration number 36253, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DHL Common Shares”	means the fully paid Class A voting common shares of DHL and/or the fully paid Class B non-voting common shares of DHL (as the case may be), having the rights set out in the Amended Organisational Documents.
“DHL Undertaking”	means undertaking delivered by DHL to the Bermuda Court to be bound by and implement the provisions of the Schemes.
“Diameter”	means Diameter Capital Partners L.P.
“DIFL”	means Digicel International Finance Limited, originally incorporated in St. Lucia on 7 December 2014 and continued into Bermuda on 11 July 2023 as an exempted company under the Companies Act with registration number 202302649, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DIFL Claims/Interest”	means, collectively, any Claim held by a Party against, or Interest held by a Party in, DIFL.
“DIFL Guarantors”	means each of DIFL’s subsidiaries that is an obligor or guarantor under the Term Loans.
“DIFL Noteholders”	means a person who has a Beneficial Interest in the Existing DIFL Notes and who is the owner of the ultimate economic interest in any of the Existing DIFL Notes.
“DIFL Notes Exchanges”	means the DIFL Secured Notes Exchange and the DIFL Unsecured Notes Exchange.
“DIFL Scheme”	means the scheme of arrangement between DIFL and DIHL and the DIFL Scheme Creditors proposed pursuant to section 99 of the Companies Act, in substantially the same form set out in Section F of this Explanatory Statement.
“DIFL Scheme Claims”	all Claims of a DIFL Scheme Creditor against DIFL arising directly or indirectly out of, in relation to and/or in connection with the Existing DIFL Notes, the DIFL Secured Notes Indenture, the DIFL Subordinated Notes Indenture, the DIFL Unsecured Notes Indenture, the Term Loans, and related documents.
“DIFL Scheme Consideration”	means (a) the DIFL Secured Notes Consideration; (b) the DIFL Unsecured Notes Consideration; (c) the Term Loan Consideration; (d) the Equitisation Shares; and (e) the Additional Subscription Election, to be distributed to the DIFL Scheme Creditors in accordance with the terms of the DIFL Scheme in full and final satisfaction and discharge of their DIFL Scheme Claims and, in each case as further described in the Solicitation Statement or the Exchange Offer Memorandum (as applicable).

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“DIFL Scheme Convening Order”	means an order of the Bermuda Court convening the applicable Scheme Meetings of DIFL Scheme Creditors in connection with the DIFL Scheme.
“DIFL Scheme Creditors”	means (i) the DIFL Noteholders and (without double counting in each case), the Existing Depository Nominee, any Intermediaries; and (ii) the Term Loan Lenders.
“DIFL Secured Ad Hoc Group”	means the ad hoc group of certain DIFL Secured Noteholders, and Term Loan Lenders advised by the DIFL Secured Ad Hoc Group Advisors.
“DIFL Secured Ad Hoc Group Advisors”	means (i) Paul Hastings LLP; (ii) Evercore Group LLC; and (iii) ASW Law Limited and (iv) with the consent of the Company, any barrister or other law firm retained on behalf of the DIFL Secured Ad Hoc Group, as advisors to the DIFL Secured Ad Hoc Group.

“DIFL Secured Debt Work Payment”	means an amount equal to 1.932% of the aggregate principal amount of (a) the DIFL Secured Notes outstanding on the Scheme Effective Date; plus (b) the Term Loans outstanding on the Scheme Effective Date, which shall be payable in kind through the issuance on a dollar for dollar basis of (as applicable) either additional New Secured Notes or New Term Loans at the option of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as allocated and payable in accordance with the terms of the Restructuring Support Agreement.
“DIFL Secured Noteholder”	means a person who has a Beneficial Interest in the DIFL Secured Notes and who is the owner of the ultimate economic interest in any of the DIFL Secured Notes.
“DIFL Secured Notes”	means the 8.75% Senior Secured Notes due 2024 co-issued by DIFL and DIHL pursuant to the Existing Secured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.
“DIFL Secured Notes Consideration”	means (i) an amount equal to: (a) the aggregate principal amount of the New Secured Notes minus (b) the aggregate principal amount of New Secured Notes issued on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment (issued in the form of New Secured Notes); and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the DIFL Secured Noteholders’ Scheme Claims as at the Scheme Effective Date.

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“DIFL Secured Notes Commitment Payment”

means with respect to each applicable DIFL Secured Noteholder, a principal amount of New Secured Notes equal to 5.0% of the principal amount of such DIFL Secured Noteholder’s Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon; provided that, upon the agreement of (i) DIFL and DIHL and (ii) the holders entitled to receive the DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Secured Notes held by all holders entitled to receive the DIFL Secured Notes Commitment Payment, such payment may be reduced or waived.

“DIFL Secured Notes Documents”	means the DIFL Secured Notes Indenture, together with related documents.
“DIFL Secured Notes Exchange”	means the exchange of DIFL Secured Notes for New Secured Notes and cash equal to the amount of accrued and unpaid interest in respect of the DIFL Secured Notes.
“DIFL Secured Steering Committee”	means those members of the DIFL Secured Ad Hoc Group party to that certain confidentiality and non-disclosure agreement, by and among DGHL and such member, executed on or before 31 March, 2023.
“DIFL Secured Notes Indenture”	means that certain indenture, dated as of March 15, 2019 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as issuers, the Guarantors party thereto, and the DIFL Secured Notes Trustee governing the issuance of the DIFL Secured Notes.
“DIFL Subordinated Noteholder”	means a person who has a Beneficial Interest in the DIFL Subordinated Notes and who is the owner of the ultimate economic interest in any of the DIFL Subordinated Notes.
“DIFL Subordinated Notes”	means the 8.0% Subordinated Notes due 2026 co-issued by DIFL and DIHL pursuant to the Existing Subordinated Notes Indenture.
“DIFL Subordinated Notes Commitment Payment”	means, in respect of a DIFL Subordinated Noteholder that validly tenders its DIFL Subordinated Notes on or before the Early Tender Date (as defined and described in the Exchange Offer Memorandum), such DIFL Subordinated Noteholder’s pro-rata share of [265,002][11] DHL Common Shares based upon the ratio of the amount of such DIFL Subordinated Noteholder’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate amount of all DIFL Subordinated Noteholders’ Scheme Claims as at the Record Date, excluding any accrued interest thereon.

11 Assuming all DIFL Subordinated Noteholders validly deliver their proxy by the applicable deadline, the DIFL Subordinated Notes Commitment Payment will consist of 0.63% of the DHL Common Shares outstanding immediately after the Restructuring.

A-1-8

“DIFL Subordinated Notes Consideration”

means (a) the Equitisation Shares; (b) the Rights Offering Equity Adjustment; and (c) the applicable Additional Subscription Election, to be distributed to the DIFL Subordinated Noteholders in accordance with the terms of the DIFL Scheme.

“DIFL Subordinated Notes Documents”	means the DIFL Subordinated Notes Indenture, together with related documents.
“DIFL Subordinated Notes Indenture”

means that certain indenture dated as of May 22, 2020 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as issuers, the Guarantors party thereto, and the DIFL Subordinated Notes Trustee governing the issuance of the DIFL Subordinated Notes.

“DIFL Subordinated Notes Work Payment”	means [551,199] DHL Common Shares.[12]
“DIFL Unsecured Notes”	means the 13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIFL and DIHL pursuant to the Existing Unsecured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement
DIFL Unsecured Notes Commitment Payment	means with respect to a DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 5.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim as at the Scheme Effective Date, excluding any interest thereon; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Unsecured Notes held by all holders entitled to receive the DIFL Unsecured Notes Commitment Payment, such payment may be reduced or waived.
DIFL Unsecured Notes Consideration	means (i) an amount equal to (a) the aggregate principal amount of the Take-Back Notes; minus (b) the aggregate principal amount of the Take-Back Notes issued on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid cash interest on the DIFL Unsecured Notes as at the Scheme Effective Date.

12 The DIFL Subordinated Notes Work Payment will consist of 1.30% of the DHL Common Shares outstanding immediately after the Restructuring.

A-1-9

“DIFL Unsecured Notes Indenture”	means that certain indenture dated as of May 22, 2020 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as issuers, the guarantors party thereto, and the Existing Notes Trustee governing the issuance of the DIFL Unsecured Notes.
DIFL Unsecured Notes Work Payment	means with respect to an applicable DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 2.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim (including, for the avoidance of doubt, accrued but unpaid PIK interest which has capitalised in accordance with the DIFL Unsecured Notes Indenture).
“DIFL Unsecured Noteholder”	means a person who has a Beneficial Interest in the DIFL Unsecured Notes and who is the owner of the ultimate economic interest in any of the DIFL Unsecured Notes.
“Digicel Advisors”	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.
“DIHL”	means Digicel Intermediate Holdings Limited, an exempted company incorporated in Bermuda with registration number 55586, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DL”	means Digicel Limited, an exempted company incorporated in Bermuda with registration number 53898, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DL Claims/Interest”	means, collectively, any Claim held by a Party against, or Interest held by a Party in, DL.
“DL Commitment Payment”	means, in respect of each applicable DL Scheme Creditor that makes a valid Commitment Payment Election, a DL Scheme Creditor’s pro-rata share of [980,498][13] DHL Common Shares based upon the ratio of such DL Scheme Creditor’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate Scheme Claims of all DL Scheme Creditors as at the Record Date, excluding any accrued interest thereon, that make a valid Commitment Payment Election.

13 Assuming all Existing DL Noteholders validly deliver their proxy by the applicable deadline, the DL Commitment Payment will consist of an amount equal to 2.31% of DHL Common Shares outstanding immediately after the Restructuring.

A-1-10

“DL Noteholder”	means a person who has a Beneficial Interest in the Existing DL Notes and who is the owner of the ultimate economic interest in any of the Existing DL Notes.
“DL Scheme”	means the scheme of arrangement between DL and the DL Scheme Creditors proposed pursuant to section 99 of the Companies Act, in substantially the same form set out in Section F of this Explanatory Statement.
“DL Scheme Claims”	means all claims of a DL Scheme Creditor against DL arising directly or indirectly out of, in relation to and/or in connection with the Existing DL Notes, the Existing DL Notes Indenture and related documents.
“DL Scheme Consideration”	means (a) the Equitisation Shares; (b) the Rights Offering Equity Adjustment; and (c) the Additional Subscription Election, to be distributed to the DL Noteholders in accordance with the terms of the DL Scheme.
“DL Scheme Convening Order”	means an order of the Bermuda Court convening the meeting of DL Scheme Creditors in connection with the DL Scheme.
“DL Scheme Creditors”	means DL Noteholders and (without double counting in each case), the Existing Depository Nominee.
“DL Work Payment”	means [2,064,876][14] DHL Common Shares.
“DTC”	means The Depository Trust Company.
“DTC Participant”	means the holder recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.
“Eligible Recipient”	means a DL Scheme Creditor or DIFL Subordinated Noteholder, that (i) provided a notification to the Scheme Companies in the form contained in the Instruction Packet as to the identity of the person who is to be the registered holder of such DL Scheme Creditor’s or DIFL Subordinated Noteholder’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition.
“Entity”	shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

14 The DL Work Payment will consist of a number of shares equal to 4.87% of DHL Common Shares outstanding immediately after the Restructuring.

A-1-11

“Equitisation Shares”

means

(A)   in respect of the DIFL Scheme, [5,266,724][15] DHL Common Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DIFL Subordinated Noteholders’ designations pursuant to the designation procedure set out in the Exchange Offer Memorandum);

(B)   in respect of the DL Scheme [19,703,645][16] DHL Common Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement).

“Equity Registration Form”	means the equity registration form attached as Exhibit B to a DL Notes Election Form attached as Exhibit A to the Solicitation Statement.
“Exchange Offer Memorandum”	means the exchange offer memorandum and consent solicitation statement relating to the DIFL Subordinated Notes dated 21 August 2023.
“Excluded Claims”

means:

(A)   in respect of the DIFL Scheme (i) Scheme Costs; (ii) Claims on account of, under, or in connection with, DIFL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 12.3 of the DIFL Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by either Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DIFL Secured Notes Work Payment, DIFL Subordinated Notes Work Payment, DIFL Unsecured Notes Work Payment, DIFL Secured Notes Commitment Payment; Term Loan Commitment Payment, DIFL Subordinated Notes Commitment Payment, or DIFL Unsecured Notes Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to

15 To consist of 12.42% of the DHL Common Shares outstanding immediately after the Restructuring (on the basis that all Eligible Recipients validly tender by the Early Tender Date (as defined and described in the Exchange Offer Memorandum)).

16 The Equitisation Shares will consist of 46.47% of DHL Common Shares outstanding immediately after the Restructuring.

A-1-12

(B)   in respect of the DL Scheme (i) Scheme Costs; (ii) Claims on account of under or in connection with DL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 8.3 of the DL Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by the Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DL Work Payment or DL Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to fraud, gross negligence, wilful default, wilful misconduct or dishonesty.

“Existing Depositary Nominee”	means Cede & Co as the entity in whose name the Existing DIFL Notes and the Existing DL Notes as applicable are registered and who acts as the depository and nominee for DTC with respect to the Existing DIFL Notes and the Existing DL Notes.
“Existing DIFL Notes”	means, collectively the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes.
“Existing DL Notes”	means the 6.750% Senior Notes due 2023 issued by DL pursuant to the Existing DL Notes Indenture.
“Existing DL Notes Documents”	means the Existing DL Notes Indenture, together with related documents.
“Existing DL Notes Indenture”	means that certain indenture dated as of March 3, 2015 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DL, as issuer, the Guarantors party thereto, and the DL Notes Trustee governing the issuance of the Existing DL Notes.
“Existing Notes”	means the DIFL Secured Notes, DIFL Subordinated Notes, DIFL Unsecured Notes, and Existing DL Notes.
“Existing Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the DIFL Secured Notes Indenture, the DIFL Subordinated Notes Indenture, the DIFL Unsecured Notes Indenture, the Existing DL Notes Indenture and the Intercreditor Agreement; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

A-1-13

“Existing Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the either DIFL Secured Notes Indenture, the DIFL Subordinated Notes Indenture, the DIFL Unsecured Notes Indenture, the Existing DL Notes Indenture, or any related documents or otherwise accrued or incurred in connection with the assignment of replacement CUSIPs in connection with the Commitment Payment Election.
“Exit Preferred Shares”	means the convertible preferred shares of DHL issued on terms substantially consistent with the description of preferred shares outlined in Annex IV – “Description of the Exit Preferred Shares” of the Solicitation Statement either as Class A voting convertible preferred shares or as Class B non-voting convertible preferred shares, having the rights and being subject to the restrictions set out in the Amended Organisational Documents.
“Explanatory Statement”	means this Explanatory Statement.
“Funding Notice” “Governance Documentation”	has the meaning given to that term in the Solicitation Statement or the Exchange Offer Memorandum. has the same meaning as the Amended Organisational Documents.
“Gross Proceeds”	means the proceeds received by DHL from the offering of the Exit Preferred Shares and Subscription DHL Common Shares.
“Group”	means the Digicel group.
‘Guarantee”	means any guarantee, surety, indemnity or similar obligation given by a Guarantor in respect of any Scheme Claim.
“Guarantor”	means each and every Affiliate that has guaranteed repayment of any Scheme Claims.
“Holder”	means an Entity holding any DIFL Claims/Interests or DL Claims/Interests, as the case may be.
“Holding Period”	means the date falling 18 months after the Scheme Effective Date.

A-1-14

“Holding Trust”

means:

(A)   in respect of the DIFL Scheme, the trust established on or around the Scheme Effective Date for the purposes of holding DIFL Subordinated Notes Consideration payable or attributable to any Ineligible Recipient; and

(B)   in respect of the DL Scheme, means the trust established on or around the Scheme Effective Date for the purposes of holding the Equitisation Shares payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting each respective Holding Trust in substantially the same form annexed to this Explanatory Statement at Appendix 8.
“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee in relation to the Holding Trust.
“Ineligible Recipient”	means: (A) in respect of the DIFL Scheme, a DIFL Subordinated Noteholder that is not an Eligible Recipient; and (B) in respect of the DL Scheme, a DL Scheme Creditor that is not an Eligible Recipient.
“Information Agent”	means Epiq Corporate Restructuring, LLC.
“Instruction Packet”	means the packet of materials, comprising, among other things, the forms of ballots for voting and this Explanatory Statement.
“Instructions”	means instructions of a DIFL Scheme Creditor or DL Scheme Creditor, as applicable, for the appointment of a proxy to attend and vote at the applicable Scheme Meetings pursuant to the Solicitation Statement or the Exchange Offer Memorandum.
“Intercompany Claims”	DGHL’s intercompany debts which totalled approximately (i) US$106 million to DL and (ii) US$463 million to DIFL as of 31 March 2023.
“Intercreditor Agreement”	means the first lien intercreditor agreement dated as of March 15, 2019 among DIFL, the other grantors party thereto, the Collateral Agent, the Agent and the Existing Notes Trustee.
“Interest”	means any equity, shares (or any class thereof), common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profit interests of the Company, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, or other equity, ownership, or profit interests of the Company.
“Intermediary”	means, in respect of the Existing DIFL Notes or Existing DL Notes as applicable, a person who is not a DIFL Noteholder or DL Noteholder because it is not the owner of the ultimate economic interest of such Existing Notes but who holds a Beneficial Interest in any of such Existing DIFL Notes or Existing DL Notes as applicable on behalf of another person or persons.

A-1-15

“Issue Date”	the Scheme Effective Date.
“Latest Practicable Date”	means 18 August 2023.
“Liability” or “Liabilities”	means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in Bermuda or any other jurisdiction, or in any manner whatsoever.
“Longstop Time”	means 22 December 2023 at 5:00 pm (New York Time) or such later date and time as may be agreed pursuant to the Restructuring Support Agreement.
“Majority DIFL Scheme Creditors”	means the DIFL Noteholders and Term Loan Lenders whose holdings of the DIFL Scheme Claims constitute at the relevant time more than 50 percent of the aggregate principal amount of the DIFL Scheme Claims held at the relevant time by the DIFL Noteholders and Term Loan Lenders.
“Majority DL Scheme Creditors”	means the DL Noteholders whose holdings of the Existing DL Notes constitute at the relevant time more than 50 percent of the aggregate principal amount of the Existing DL Notes held at the relevant time by the DL Noteholders.
“MIP”	the management incentive plan, to be in effect upon consummation of the Corporate Reorganisation.
“New HoldCo”	means Digicel MidCo Limited, an exempted company incorporated in Bermuda with registration number 202302676 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“New HoldCo Undertaking”	means the undertaking delivered by New HoldCo to the Bermuda Court to comply with its obligations under the DIFL Scheme.
“New Intercreditor Agreement”	means the new intercreditor agreement in substantially the same terms as described in Part C of this Explanatory Statement.
“New Secured Notes”	means the New Secured Notes to be issued by DIFL pursuant to the New Secured Notes Indenture (such amount being comprised of amounts on account of the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment and the proportion of the DIFL Secured Debt Work Payment to be issued as New Secured Notes).

A-1-16

“New Secured Notes Indenture”	means the indenture to be entered into between DIFL and the New Secured Notes Trustee pursuant to which the New Secured Notes will be issued on terms substantially consistent with the description of the secured notes contained in the Solicitation Statement appended to this Explanatory Statement.
“New Secured Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the New Secured Notes Indenture.
“New Security Documents”	means any amendments, amendments and restatements, modifications, variations, grant, re-grant or change of whatever description to any document creating or granting a mortgage, lien, charge or security interest of whatever description in respect of the DIFL Secured Notes or Term Loans that is necessary in order for such document to continue to secure the New Secured Notes and/or the New Term Loans on the same basis as it did prior to the Scheme Effective Date.
“New Term Loans”	means the term loans issued pursuant to and repayable by the borrowers under and in accordance with the Amended and Restated Credit Agreement (such amount being comprised of amounts on account of the Term Loan Consideration, Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment issued as New Term Loans) and for the avoidance of doubt, all New Term Loans issued as Term Loan Consideration, Term Loan Commitment Payment or applicable amounts of the DIFL Secured Debt Work Payment shall be deemed to be fully drawn without the need for any new monies to be advanced by any Term Loan Lenders[17].
“Notes Obligations”	means all debt and other obligations of DIFL and the Guarantors of the New Secured Notes under or with respect to the New Secured Notes, the Guarantees, and the New Secured Notes Indenture.
“Offering Amount”	means an amount up to $110 million.
“PCG Ad Hoc Group”	means the ad hoc group of holders of Beneficial Interests in certain of the Existing Notes and Term Loan Lenders advised by the PCG Ad Hoc Group Advisors from time to time.

17 The aggregate principal amount of the New Term Loans will vary depending on the date on which the Scheme Effective Date occurs due to scheduled amortisation payments due on the Term Loans. Illustratively, if the Scheme Effective Date occurs on 30th November 2023 the aggregate principal amount of New Term Loans will be [$992] million on account of the Term Loan Consideration and the Term Loan Commitment Payment plus up to an additional $[19.2] million on account of the DIFL Secured Debt Work Payment assuming all persons entitled to that payment elect to receive it in the form of New Term Loans.

A-1-17

“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC as financial advisor; (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal counsel; (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, as special legal counsel, (iv) Walkers and (v) with the consent of the Scheme Companies, any barrister or other law firm retained on behalf of the PCG Ad Hoc Group from time to time, as advisors to the PCG Ad Hoc Group.
“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professional advisors.
“Practice Statement Letter”	means the practice statement letter sent by each Scheme Company to the DIFL Scheme Creditors and the DL Scheme Creditors pursuant to Bermuda Supreme Court Circular No. 18 of 2007 with respect to the Schemes.
“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.
“Professional Fees”	means, collectively, the reasonable and documented fees, costs and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (a) the PCG Ad Hoc Group Advisors, (b) the DIFL Secured Ad Hoc Group Advisors and (c) the Digicel Advisors to be allocated for payment between DL and the DIFL/DIHL as determined between them and the Digicel Advisers.
“Record Date”	means 4.00 p.m. on 15 August 2023 (New York time) in respect of the Schemes.
“Registration Deadline”	means 30 October 2023.
“Registration Rights Agreement”	has the meaning given to that term in the Solicitation Statement.
“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.
“Released Persons”	has the meaning given to that term in the DIFL Scheme or the DL Scheme, as applicable.

A-1-18

“Restructuring”	means the restructuring of the Scheme Companies’ and DHL’s capital structure (including the Existing Notes and the Term Loans) implemented pursuant to the Restructuring Proceedings as further described in each Explanatory Statement.
“Restructuring Documents”	means the Amended and Restatement Agreement, the Amended and Restated Credit Agreement, the New Intercreditor Agreement, the New Secured Notes Indenture, the Take-Back Notes Indenture, the Holding Trust Deed, the Deed of Release, the New Security Documents, the Registration Rights Agreement, the Amended Organisational Documents, the Services Agreement and any other document required to be entered into with the Supporting Shareholder pursuant to and in accordance with the Restructuring Support Agreement, the Governance Documentation, the Restructuring Proceeding Documents, and any other document that the Scheme Companies and the Majority DIFL Scheme Creditors or the Majority DL Scheme Creditors consider to be reasonably required to effectuate the terms of the DIFL Scheme or the DL Scheme, as applicable, which, with respect to the DIFL Scheme, may include, without limitation, any deeds or other documents of release required to compromise and/or release DIFL Scheme Claims against any Guarantor in accordance with the terms of the DIFL Scheme.
“Restructuring Proceedings”	means, collectively, the Schemes and the Chapter 15 Proceeding.
“Restructuring Proceeding Documents”	means in respect of each of the Schemes, the Scheme of Arrangement Documents and the Chapter 15 Documents.
“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of 27 June 2023 between, amongst others, DL, DHL, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, the Supporting Lenders (as defined therein) and the Supporting Shareholder.
“Rights Offering”	means the offering of the Subscription DHL Common Shares and up to $110 million of Exit Preferred Shares.
“Rights Offering Equity Adjustment”	means the reallocation of DHL Common Shares to DL Noteholders and DIFL Subordinated Noteholders as part of their respective DL Scheme Consideration and DIFL Scheme Consideration in the event that the Offering Amount is less than $110 million, which will, in turn, reduce the amount of Subscription DHL Common Shares offered in connection with the Rights Offering.
“Scheme”	either the DIFL Scheme or the DL Scheme, as the context may require and “Schemes” shall mean both of them.

A-1-19

“Scheme Claims”

means, as the context shall require:

(A) any Claim of a DIFL Scheme Creditor against either DIFL or DIHL, arising directly or indirectly out of, or in relation to and/or in connection with:

(i)  in respect of the Scheme Claims of the DIFL Secured Noteholders, the DIFL Secured Notes and/or the DIFL Secured Notes Indenture;

(ii)  in respect of the Scheme Claims of the DIFL Unsecured Noteholders, the DIFL Unsecured Notes and/or the DIFL Unsecured Notes Indenture;

(iii)  in respect of the Scheme Claims of the DIFL Subordinated Noteholders, the DIFL Subordinated Notes and/or the DIFL Subordinated Notes Indenture; and/or

(iv)  in respect of the Schemes Claims of the Term Loan Lenders, the Term Loans, the Credit Agreement and/or the Intercreditor Agreement,

in each case, whether before, at or after the Record Date (provided that, solely for voting purposes, all Scheme Claims shall be determined by reference to the relevant principal amount of Existing DIFL Notes or Term Loans (as the case may be) excluding any accrued interest or other amounts), and excluding any Excluded Claims; or

(B) any Claim of a DL Scheme Creditor against DL arising directly or indirectly out of, or in relation to and/or in connection with the Existing DL Notes, and/or the Existing DL Notes Indenture, whether before, at or after the Record Date (provided that for voting purposes, Scheme Claims shall be determined by reference to the relevant principal amount of Existing DL Notes excluding any accrued interest or other amounts due pursuant to the Existing DL Notes or the Existing DL Notes Indenture), other than, in each case, Excluded Claims.

“Scheme Companies”	means DIFL, DIHL, and DL.
“Scheme Convening Orders”	means collectively the DIFL Scheme Convening Order and the DL Scheme Convening Order.
“Scheme Costs”	means the Liability of the Scheme Companies in respect of the fees, costs and expenses of the Advisor Released Parties (including the Professional Fees), the Existing Notes Trustee’s Fees and Expenses, and the Administrator Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Schemes.
“Scheme Creditor Parties”	means, in respect of a DIFL Scheme Creditor or a DL Scheme Creditor, as applicable, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel.
“Scheme Effective Date”	means the date and time on which all conditions precedent to the effectiveness of each Scheme of Arrangement have been satisfied or waived (to the extent capable of waiver) and each Scheme of Arrangement becomes effective.

A-1-20

“Scheme of Arrangement Documents”	means in respect of each of the Schemes, the Scheme Convening Order, the Scheme Sanction Order, the Schemes and the material documents filed in relation thereto (including the Practice Statement Letter, this Explanatory Statement, and any affidavits filed in evidence in connection therewith).
“Scheme Meetings”

means:

(A) in respect of the DIFL Scheme, the meetings of the DIFL Scheme Creditors convened by the Bermuda Court pursuant to the DIFL Scheme Convening Order in order to consider, and if thought fit, approve the DIFL Scheme; and

(B) in respect of the DL Scheme, the meeting of the DL Scheme Creditors convened by the Bermuda Court pursuant to the DL Scheme Convening Order in order to consider, and if thought fit, approve the DL Scheme.

“Scheme Sanction Order”	means collectively orders of the Bermuda Court sanctioning the Schemes.
“SEC”	means the U.S. Securities and Exchange Commission.
“Services Agreement”	means the services agreement to be entered into by and among the Scheme Companies, certain of their subsidiaries and the Supporting Shareholder on or prior to the Closing Date.
“Services Agreement New Warrants”	six-year warrants to purchase 10% of the common equity of DHL, issued on customary terms to be mutually agreed by the parties to the Restructuring Support Agreement, and at an equity valuation for the Scheme Companies and DHL as of the Closing Date based upon an enterprise value of $4 billion (the “Strike Price”); and the Strike Price shall be denominated as a per share dollar amount based on the common equity value of $1.1 billion, provided, further that, for the avoidance of doubt, the only condition with respect to the exercise of the Services Agreement New Warrants shall be the Strike Price, subject to confirmation that the Supporting Shareholder is in compliance with the obligations hereunder and subject to clawback in the event of noncompliance (and for the avoidance of doubt there is no anti-dilution protection for the warrants other than customary protections for stock splits, stock dividends, recapitalizations, reorganizations and similar corporate transactions).
“Settlement Agreement”	means the settlement agreement between DGHL, DIFL, and DL pursuant to which the Intercompany Claims are compromised.
“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing DL Notes and the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes (each as defined in the Solicitation Statement) dated as of 21 August 2023 and forming part of the Explanatory Statement.
“Subscription DHL Common Shares”	20% of the DHL Common Shares (subject to the Rights Offering Equity Adjustment).

A-1-21

“Subscription Price”	has the meaning set forth in the Solicitation Statement.
“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in the Company.
“Take-Back Noteholders”	means the holders of the Take-Back Notes.
“Take-Back Notes”	means the new take-back notes to be issued by New HoldCo pursuant to the Take-Back Notes Indenture (such amount being comprised of (i) the DIFL Unsecured Notes Consideration; (ii) the DIFL Unsecured Notes Commitment Payment; (iii) the DIFL Unsecured Notes Work Payment; and (iv) the accrued, unpaid and capitalised PIK interest on the DIFL Unsecured Notes as at the Scheme Effective Date).
“Take-Back Notes Indenture”	means the indenture to be entered into between New Holdco and the Take-Back Notes Trustee pursuant to which the Take-Back Notes will be issued on terms substantially consistent with the description of the senior unsecured notes contained in the Solicitation Statement appended to this Explanatory Statement.
“Take-Back Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the Take-Back Notes Indenture.
“Term Loan Commitment Payment”	means an amount payable to each Term Loan Lender that (i) executed the Restructuring Support Agreement or a joinder thereto on or prior to the Commitment Payment Election Deadline and that is a party to the Restructuring Support Agreement as of the Commitment Payment Election Deadline or (ii) is transferee of such Term Loan Lender, provided that such transferee is or becomes a party to the Restructuring Support Agreement and remains a party to the Restructuring Support Agreement as of the Commitment Payment Election Deadline. Such amount shall be payable in New Term Loans in an amount equal to 5.0% of the principal amount of such Term Loan Lenders’ Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon, which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of New Term Loans under the Amended and Restated Credit Agreement; provided that, in the case of clause (ii) above, the Term Loan Commitment Payment shall be calculated to included only such amounts of such Term Lenders’ Scheme Claims that were subject to the Restructuring Support Agreement as of the Commitment Payment Election Deadline; provided, further, that, upon the agreement of (i) DIFL and DIHL, and (ii) the lenders entitled to receive the Term Loan Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Term Loans held by all lenders entitled to receive the Term Loan Commitment Payment, such payment may be reduced or waived.

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“Term Loan Consideration”	means (i) an amount equal to (a) the aggregate principal amount of all New Term Loans; minus (b) the aggregate principal amount of New Term Loans issued on account of the Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment (issued in the form of New Term Loans); and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the Term Loan Lenders’ Scheme Claims as at the Scheme Effective Date.
“Term Loans”	means the term loans extended by the lenders pursuant to the Credit Agreement.
“Term Loan Lenders”	means the lenders of record as of the Record Date under the Credit Agreement.
“Trustees”	means the Existing Notes Trustee, and the Holding Trustee.
“U.S. Bankruptcy Court”	means the U.S. Bankruptcy Court for the Southern District of New York.
“Voting Record Date”	means 4.00 p.m. on 12 September 2023 (New York Time) in respect of the Schemes.
“Work Payments”	means collectively the DIFL Secured Debt Work Payment, the DIFL Subordinated Work Payment, the DIFL Unsecured Work Payment, and the DL Work Payment.

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APPENDIX 2

BALLOT PACKAGE

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IN THE SUPREME COURT OF BERMUDA

2023: No. 305

IN THE MATTER OF DIGICEL INTERMEDIATE HOLDINGS LIMITED

IN THE MATTER OF DIGICEL INTERNATIONAL FINANCE LIMITED

(TOGETHER, THE “COMPANIES”)

AND

IN THE MATTER OF THE COMPANIES ACT 1981

8.750% Senior Secured Notes due 2024 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited (the “Existing DIFL Secured Notes”)

CUSIPs: 25381VAA5 (144A for Original Issuance on March 15, 2019), G2763RAA4 (Reg S for Original Issuance on March 15, 2019), 25381XAA1 (144A for Additional Issuance on May 22, 2020) and G2770MAA6 (Reg S for Additional Issuance on May 22, 2020)

ISINs: US25381VAA5 (144A for Original Issuance on March 15, 2019), USG2763RAA4 (Reg S for Original Issuance on March 15, 2019), US25381XAA1 (144A for Additional Issuance on May 22, 2020) and USG2770MAA6 (Reg S for Additional Issuance on May 22, 2020)

13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited

CUSIPs: 25381XAB9 (144A) and G2770MAB4 (Reg S)

ISINs: US25381XAB91 (144A) and USG2770MAB49 (Reg S)

(the “Existing DIFL Unsecured Notes”); and

8.0% Subordinated Notes due 2026 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited

CUSIPs: 25381XAC7 (144A) and G2770MAC2 (Reg S)

ISINs: U25381XAC74 (114A) and USG2770MAC22 (Reg S)

(the “Existing DIFL Subordinated Notes”,
and together with the Existing Secured Notes and the Existing Unsecured Notes, the “Existing DIFL Notes”)

BENEFICIAL HOLDER BALLOT (“BALLOT”)

ONLY FOR NON-ELECTING HOLDERS

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IN RESPECT OF A CREDITORS’ SCHEME OF ARRANGEMENT PROPOSED BY THE COMPANIES (THE “SCHEME”)

IF YOU HAVE NOT PREVIOUSLY MADE AN ELECTION VIA ATOP (DEFINED BELOW) AND ARE THE HOLDER OF A BENEFICIAL INTEREST IN AND ARE THE OWNER OF THE ULTIMATE ECONOMIC INTEREST IN ANY EXISTING SECURED NOTES, EXISTING UNSECURED NOTES AND/OR EXISTING SUBORDINATED NOTES (A “DIFL NOTEHOLDER”), AS OF 5:00 P.M. NEW YORK TIME ON SEPTEMBER 12, 2023 (THE “RECORD DATE”), PLEASE CAREFULLY READ AND FOLLOW THE ENCLOSED INSTRUCTIONS FOR COMPLETING THIS BALLOT.

DIFL NOTEHOLDERS THAT HAVE PREVIOUSLY MADE AN ELECTION VIA ATOP HAVE ALREADY CAST THEIR VOTE AND SHOULD NOT VOTE THIS BALLOT. PLEASE NOTE THAT OVER 99% OF THE DIFL NOTEHOLDERS HAVE MADE AN ELECTION AND HAVE THEREFORE ALREADY VOTED. THIS BALLOT ONLY PERTAINS TO THE SMALL PORTION OF DIFL NOTES THAT HAVE NOT ALREADY VOTED THROUGH PARTICIPATION IN THE ATOP ELECTION EVENT.

NOTEHOLDERS AS OF THE RECORD DATE THAT HAVE NOT ALREADY VOTED THROUGH PARTICIPATION IN THE ELECTION EVENT MAY CAST A BALLOT AS DESCRIBED HEREIN. IN ORDER FOR YOUR PROXY SELECTION AND VOTE TO BE COUNTED IN THE SCHEME, SUCH PROXY SELECTION AND VOTE MUST BE INCLUDED ON A BALLOT THAT IS FULLY COMPLETED, EXECUTED AND RETURNED SO AS TO BE ACTUALLY RECEIVED BY EPIQ CORPORATE RESTRUCTURING, LLC (THE “INFORMATION AGENT”) ON OR BEFORE 5:00 P.M. NEW YORK TIME ON OCTOBER 16, 2023 (THE “VOTING INSTRUCTION DEADLINE”). YOU MAY ALSO MAKE ARRANGEMENTS TO ATTEND THE MEETING AND VOTE IN PERSON.

IF YOU RECEIVED A RETURN ENVELOPE ADDRESSED TO YOUR INTERMEDIARY OWNER THEN, UNLESS YOUR INTERMEDIARY HAS ALREADY “PRE-VALIDATED” THIS BALLOT, YOU MUST RETURN THIS BALLOT TO YOUR INTERMEDIARY (OR OTHERWISE CONVEY YOUR PROXY SELECTION AND VOTE TO YOUR INTERMEDIARY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED BY YOUR INTERMEDIARY) IN SUFFICIENT TIME TO PERMIT YOUR INTERMEDIARY TO DELIVER YOUR PROXY SELECTION AND VOTE TO THE INFORMATION AGENT SO IT IS ACTUALLY RECEIVED BY THE INFORMATION AGENT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE. PLEASE FOLLOW THE INSTRUCTIONS OF YOUR INTERMEDIARY TO RETURN YOUR PROXY SELECTION AND VOTE ON THE SCHEME.

Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited, (“DIFL”, and together with DIHL, the “Companies”) are soliciting votes with respect a scheme of arrangement (the “Scheme”) to be implemented under Bermuda law in relation to the Existing DIFL Notes.

You have been provided with this Ballot as part of the Instruction Packet which contains an explanatory statement (the “Explanatory Statement”) relating to the Scheme. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Explanatory Statement. YOU ARE ENCOURAGED TO CAREFULLY READ THE MATERIALS CONTAINED IN THE INSTRUCTION PACKET IN FULL. The Scheme, if implemented will materially affect the rights of all holders of the Existing DIFL Notes.

Your rights are described in the Explanatory Statement, which includes the Scheme. If you have any questions regarding any of the contents of the Instruction Packet, you may contact the Information Agent by: (1) visiting the Scheme Website at https://dm.epiq11.com/digicelgroup; or (2) writing to the Company, c/o Epiq Corporate

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Restructuring, LLC, at tabulation@eqipglobal.com (please reference “DIFL Scheme” in the subject line) or (3) by calling +1 (646) 362-6336 to reach the Solicitation Group.

This Ballot may not be used for any purpose other than to appoint a proxy to cast votes to accept or reject the Scheme at the Scheme Meetings. If you believe you have received this Ballot in error, or if you believe that you have received the wrong Ballot, please contact your Intermediary immediately.

You should review the Explanatory Statement and the Scheme in their entirety before you vote on the Scheme. You may wish to seek legal advice concerning the Scheme.

For the purposes of voting on the Scheme, separate Scheme Meetings shall be held for each of: (i) the DIFL Secured Noteholders, (ii) the DIFL Unsecured Noteholders, (iii) the DIFL Subordinated Noteholders, and (iv) the Term Loan Lenders. The Bermuda Court may sanction the Scheme and bind you if the Scheme is accepted by DIFL Scheme Creditors of at least seventy-five percent by value and a majority in number of each of: (i) the DIFL Secured Noteholders, (ii) the DIFL Unsecured Noteholders, (iii) the DIFL Subordinated Noteholders, and (iv) the Term Loan Lenders, in each case voting (in person or by proxy) at the respective Scheme Meeting.

To have your vote counted at the relevant Scheme Meeting(s), you must either (i) appoint a proxy to attend the relevant Scheme Meeting(s) and vote on the Scheme on your behalf by completing this Ballot pursuant to the instructions provided herein and indicating how your proxy should vote on your behalf at the relevant Scheme Meeting(s), or (ii) attend and vote on the Scheme at the relevant Scheme Meeting(s) (the time and venue of which is as per the Notice of Scheme Meetings included in the Instruction Packet).

Before completing this Ballot, please read and follow the enclosed “Instructions for Completing this Ballot” carefully to ensure that you complete, execute and return this Ballot properly.

THIS BALLOT IS FOR VOTING PURPOSES ONLY. IT IS NOT FOR MAKING A COMMITMENT PAYMENT ELECTION AND ADDITIONAL SUBSCRIPTION ELECTION. IT IS TOO LATE TO MAKE AN ELECTION NOW. AS DESCRIBED IN THE EXPLANATORY STATEMENT, A DIFL NOTEHOLDER MUST HAVE SEPARATELY MADE ANY SUCH ELECTION VIA DTC’s AUTOMATED TENDER OFFER PROGRAM (“ATOP”) BY THE ELECTION DEADLINE. FOR THE AVOIDANCE OF DOUBT, ANY SUCH ATOP/ ELECTION HAS ALREADY BEEN TREATED AS A VOTE FOR THE SCHEME AND NO FURTHER BALLOT SHOULD BE SUBMITTED.

Item 1. Amount of Claim.

The undersigned hereby certifies that as of the Record Date, which is September 12, 2023, the undersigned was the DIFL Noteholder (or authorized signatory for the DIFL Noteholder) of Existing DIFL Notes in the following aggregate unpaid principal amount (insert unpaid principal amount in relevant box below if not already entered). If you have no holding in a particular series of Existing DIFL Notes, leave the box for that series blank. If your Existing DIFL Notes are held by an Intermediary on your behalf and you do not know the amount of the Existing DIFL Notes held, please contact your Intermediary immediately. The amount shown in Item 1 must be certified in Exhibit A by your Intermediary.

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Item 1A - Existing DIFL Secured Notes

$___________________________________

25381VAA5 (144A for Original Issuance on March 15, 2019) / US25381VAA5 (144A for Original Issuance on March 15, 2019)

$___________________________________
G2763RAA4 (Reg S for Original Issuance on March 15, 2019) / USG2763RAA4 (Reg S for Original Issuance on March 15, 2019)

$___________________________________

25381XAA1 (144A for Additional Issuance on May 22, 2020) / US25381XAA1 (144A for Additional Issuance on May 22, 2020)

$___________________________________
G2770MAA6 (Reg S for Additional Issuance on May 22, 2020) / USG2770MAA6 (Reg S for Additional Issuance on May 22, 2020)

Item 1B - Existing DIFL Unsecured Notes
$___________________________________ 25381XAB9 (144A) / US25381XAB91 (144A) $___________________________________ G2770MAB4 (Reg S) / USG2770MAB49 (Reg S)

Item 1C - Existing DIFL Subordinated Notes
$___________________________________ 25381XAC7 (144A) / U25381XAC74 (114A) $___________________________________ G2770MAC2 (Reg S) / USG2770MAC22 (Reg S)

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Item 2. Appointment of Proxy.

The DIFL Noteholder identified in Item 1 above grants the proxy set forth below for the relevant Scheme Meeting(s) for the purposes of voting its Scheme Claims on their behalf (Please check one box below for each of Item 2A, 2B and 2C as applicable. If you have no holding in a particular series of Existing DIFL Notes, leave the box for that series blank).

Note: Whoever is appointed as proxy MUST attend the relevant Scheme Meeting(s) in order to be able to vote on the Scheme on your behalf in respect of your Scheme Claims. If an appointed proxy does not attend the relevant Scheme Meeting(s), the appointing DIFL Noteholder’s vote will not be counted. If you would like to vote on the Scheme on your own behalf in respect of your Scheme Claims, you must attend the relevant Scheme Meeting(s) in person and vote on the Scheme. To attend and vote in person, you must provide: (i) a duplicate copy of the validly completed Ballot (if any) delivered on your behalf; (ii) evidence of your Beneficial Interest in the Existing DIFL Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com, with reference to “DIFL Scheme” no later than four hours before the scheduled time of the relevant Scheme Meeting for the purposes of registering your attendance at the Scheme Meeting(s).

Item 2A – Existing DIFL Secured Notes
☐ Appoints the Chairman as proxy

☐

Does NOT appoint the Chairman as proxy; rather, appoints the following individual as its proxy:

Name: _______________________________________________________________

Street Address: ________________________________________________________

_____________________________________________________________________

City, State, Zip: ________________________________________________________

Country: _____________________________________________________________

Telephone Number: _____________________________________________________

E-Mail Address: ________________________________________________________

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Item 2B - Existing DIFL Unsecured Notes
☐ Appoints the Chairman as proxy

☐

Does NOT appoint the Chairman as proxy; rather, appoints the following individual as its proxy:

Name: _______________________________________________________________

Street Address: ________________________________________________________

City, State, Zip: ________________________________________________________

Country: _____________________________________________________________

Telephone Number: _____________________________________________________

E-Mail Address: ________________________________________________________

Item 2C – Existing DIFL Subordinated Notes
☐ Appoints the Chairman as proxy

☐

Does NOT appoint the Chairman as proxy; rather, appoints the following individual as its proxy:

Name: _______________________________________________________________

Street Address: ________________________________________________________

_____________________________________________________________________

City, State, Zip: ________________________________________________________

Country: _____________________________________________________________

Telephone Number: _____________________________________________________

E-Mail Address: ________________________________________________________

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Item 3. Vote on Scheme of Arrangement.

The DIFL Noteholder set forth in Item 1 directs its Proxy to vote on its behalf on the Scheme in respect of its Scheme Claims as follows. (Please check one box for each item in the relevant table below. If you have no holding in a particular series of Existing DIFL Notes, leave the box for that series blank):

Item 3A - Existing DIFL Secured Notes
☐ ACCEPT (vote FOR) the Scheme
☐ REJECT (vote AGAINST) the Scheme

☐

DISCRETIONARY VOTE (grant proxy set forth above the ability to vote on the
Scheme at the proxy’s discretion)

(This discretionary vote is open to only those that appointed a proxy other than the Chairman.)

(If you appoint the Chairman as proxy and check this “Discretionary Vote” box, it will be assumed that you are directing the Chairman to vote to accept the Scheme and your vote will be counted accordingly.)

Item 3B - Existing DIFL Unsecured Notes
☐ ACCEPT (vote FOR) the Scheme
☐ REJECT (vote AGAINST) the Scheme

☐

DISCRETIONARY VOTE (grant proxy set forth above the ability to vote on the
Scheme at the proxy’s discretion)

(This discretionary vote is open to only those that appointed a proxy other than the Chairman.)

(If you appoint the Chairman as proxy and check this “Discretionary Vote” box, it will be assumed that you are directing the Chairman to vote to accept the Scheme and your vote will be counted accordingly.)

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Item 3C - Existing DIFL Subordinated Notes
☐ ACCEPT (vote FOR) the Scheme
☐ REJECT (vote AGAINST) the Scheme

☐

DISCRETIONARY VOTE (grant proxy set forth above the ability to vote on the
Scheme at the proxy’s discretion)

(This discretionary vote is open to only those that appointed a proxy other than the Chairman.)

(If you appoint the Chairman as proxy and check this “Discretionary Vote” box, it will be assumed that you are directing the Chairman to vote to accept the Scheme and your vote will be counted accordingly.)

Item 4.	Certifications.

By signing this Ballot, the undersigned certifies to the Company that it has not delivered instructions pursuant to the Solicitation Statement or the Exchange Offer Memorandum and has not previously made a Commitment Payment Election and Additional Subscription Election in respect of any Existing DIFL Notes and:

a.	that either: (i) the undersigned is the DIFL Noteholder of the Scheme Claims being voted; or (ii) the undersigned is an authorized signatory for an entity that is the DIFL Noteholder of the Scheme Claims being voted, and, in either case, has full power and authority to vote to accept or reject the Scheme with respect to the Scheme Claims identified in Item 1 above;

b.	that the undersigned (or in the case of an authorized signatory, the DIFL Noteholder of the Scheme Claims being voted) has received and reviewed a copy of the Explanatory Statement and the other documents contained within the Instruction Packet and acknowledges that the solicitation is being made pursuant to the terms and conditions set forth therein;

c.	that the undersigned either (i) is attending the relevant Scheme Meeting(s) and will vote on the Scheme with respect to all of the undersigned’s Scheme Claims in person at the relevant Scheme Meeting(s), or (ii) has appointed the same proxy and directed them to cast the same vote on the Scheme with respect to all of the undersigned’s Scheme Claims at the relevant Scheme Meeting(s); and

d.	that no other Proxies with respect to the amount of the Scheme Claims identified in Item 1 above have been cast or, if any other Proxies have been cast with respect to such Scheme Claims, then any such earlier Proxies are hereby revoked.

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Exhibit A must be completed by the Intermediary or DTC Participant holding the Existing DIFL Notes. If Exhibit A is already completed, the executed Ballot may be returned to the Information Agent by the DIFL Noteholder. If Exhibit A has not yet been completed, the DIFL Noteholder must follow the instructions of its Intermediary or DTC Participant with respect to the return of the Ballot.

Name of Holder:
(Print or Type)
Signature:
Name of Signatory:
(If other than Holder)
Title:
Address:

Date Completed:

Item 5.	Instructions for Return of the Ballot to the Information Agent.

The fully executed Ballot (including all items in the Ballot as well as Exhibit A (if applicable)) may be returned to the Information Agent as follows:

Via email to tabulation@epiqglobal.com with “DIFL Scheme” in the subject line.

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This Ballot and any non-contractual obligations arising out of or in relation to this Ballot shall be governed by, an interpreted in accordance with, Bermuda law.

No fees, commissions or other remuneration will be payable to any person for soliciting votes on the Scheme.

PLEASE COMPLETE, SIGN AND DATE THIS BALLOT AND RETURN IT PROMPTLY AS DIRECTED BY YOUR INTERMEDIARY OR DTC PARTICIPANT.

the INFORMATION Agent must actually receive A FULLY COMPLETED and executed BALLOT INCORPORATING YOUR PROXY SELECTION AND VOTE on or before 5:00 P.m. new york Time on October 16, 2023, in order for the ballot to be VOTED at the meeting.

IF YOU ARE RETURNING THIS BALLOT TO YOUR INTERMEDIARY OR DTC PARTICIPANT (OR OTHERWISE CONVEYING YOUR PROXY SELECTION AND VOTE TO YOUR INTERMEDIARY OR DTC PARTICIPANT IN ACCORDANCE WITH THEIR INSTRUCTIONS), PLEASE ALLOW SUFFICIENT TIME TO PERMIT YOUR INTERMEDIARY OR DTC PARTICIPANT TO COMPLETE AND FORWARD YOUR BALLOT SO IT IS ACTUALLY RECEIVED BY THE INFORMATION AGENT ON OR BEFORE 5:00 P.M. NEW YORK TIME ON October 16, 2023.

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INSTRUCTIONS FOR COMPLETING THIS BALLOT

1.	The Companies are soliciting the votes of DIFL Scheme Creditors with respect to the Scheme. Capitalized terms used in the Ballot or in these instructions (the “Ballot Instructions”) but not otherwise defined therein or herein shall have the meaning set forth in the Explanatory Statement, a copy of which also accompanies the Ballot.

2.	To ensure that this Ballot is counted, you must EITHER (1) complete the Ballot, appoint a Proxy and take the following steps: (a) make sure that the information required by Item 1A, Item 1B and Item 1C (as applicable) above has been correctly inserted (if you do not know the amount of your claim, please contact your Intermediary or DTC Participant); (b) select a proxy in Item 2A, 2B and 2C (as applicable) above; (c) clearly indicate how your proxy should vote your Scheme Claim in Item 3 above; (d) provide the certifications required by Item 4 above, if applicable; (e) read and certify the information contained in this Ballot; and (f) sign, date and return an original, scanned, or pdf copy of your Ballot in accordance with paragraph 3 directly below OR (2) attend the relevant Scheme Meeting(s) in person and vote on the Scheme by following the procedures outlined above in Item 2.

3.	Submission Ballot and Votes: If voting by a Ballot, your Proxy Selection and vote must be returned to the Information Agent so as to be actually received by the Information Agent on or before the Voting Instruction Deadline, which is 5:00 p.m. New York Time on October 16, 2023. Please follow the directions of your Intermediary or DTC Participant with respect to the submission of your Ballot.

4.	If a Ballot is received by the Information Agent after the Voting Instruction Deadline, it may not be counted and you must attend the relevant Scheme Meeting(s) in person to vote your Scheme Claim. Additionally, the following Ballots will NOT be counted:

a.	any Ballot that is illegible or contains insufficient information to permit the identification of the DIFL Noteholder, a nominated proxy or how a proxy should vote in respect of a Scheme Claim;

b.	any Ballot cast by a person or entity that does not hold a Scheme Claim;

c.	any Ballot that is properly completed, executed and timely filed, but does not indicate an appointment of a proxy or how a proxy should vote in respect of a Scheme Claim;

d.	any unsigned Ballot;

e.	any incomplete Ballot;

f.	any Ballot sent to the Company, the Company’s agents/representatives (other than the Information Agent), any indenture trustee, or the Company’s financial or legal advisors; and/or

g.	any Ballot not cast in accordance with the procedures set out in the Explanatory Statement as approved by the Bermuda Court.

5.	Except as otherwise provided herein, such delivery will be deemed made to the Information Agent only when the Information Agent actually receives the executed Ballot. Please allow sufficient time to ensure timely delivery.

6.	If multiple Proxy Selections and votes are received from the same DIFL Noteholder with respect to the same Scheme Claim prior to the Voting Instruction Deadline, the last valid Proxy Selection and vote

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timely received prior to the Voting Instruction Deadline will supersede and revoke any earlier received Proxy Selections or votes.

7.	In the event you are not attending the relevant Scheme Meeting(s) in person, you must appoint a proxy and instruct them to vote in respect of the entirety of your Scheme Claim and may not split your Scheme Claim for the purposes of this Ballot (other than where you have a Scheme Claim in respect of the Existing Secured Notes, the Existing Unsecured Notes and the Existing Subordinated Notes, in which case this Ballot allows separate proxy appointments and/or instructions to be made in respect of each).

8.	The Ballot is not a letter of transmittal and may not be used for any purpose other than to appoint a proxy to vote at the relevant Scheme Meeting(s). Accordingly, at this time, DIFL Noteholders with Scheme Claims should not surrender certificates or instruments representing or evidencing their Scheme Claims, and neither the Companies nor the Information Agent will accept delivery of any such certificates or instruments surrendered together with a Ballot.

9.	This Ballot does not constitute, and shall not be deemed to be, (a) a proof of a Scheme Claim or (b) an assertion or admission of a Scheme Claim.

10.	Please be sure to sign and date your Ballot. If you are signing a Ballot in your capacity as a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or otherwise acting in a fiduciary or representative capacity, you must indicate such capacity when signing and, if required or requested by the Information Agent or the Company, must submit proper evidence to the requesting party to so act on behalf of such DIFL Noteholder. In addition, please provide your name and mailing address if it is different from that set forth on the attached mailing label or if no such mailing label is attached to the Ballot.

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IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT,

THESE VOTING INSTRUCTIONS OR THE PROCEDURES FOR VOTING,

PLEASE CONTACT YOUR INTERMEDIARY OR DTC PARTICIPANT IMMEDIATELY

IN ORDER FOR THE BALLOT TO BE VOTED AT THE MEETING, the INFORMATION Agent must actually receive the VALIDATED BALLOT INCLUDING THE PROXY SELECTION AND VOTE oN OR before the Voting INSTRUCTION Deadline, which is 5:00 P.m. NEW YORK TIME on OCTOBER 16, 2023.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, REGARDING THE COMPANIES OR THE SCHEME, OTHER THAN WHAT IS CONTAINED IN THE INSTRUCTION PACKET MAILED HEREWITH.

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Exhibit A

Intermediary/DTC Participant Certification

I certify that the principal amount of (i) Existing Secured Notes, (ii) Existing Unsecured Notes and/or (iii) Existing Subordinated Notes shown below and the proxy selection and vote outlined herein are held by the DIFL Noteholder identified in Item 4.

Item 1A - Existing DIFL Secured Notes

$___________________________________

25381VAA5 (144A for Original Issuance on March 15, 2019) / US25381VAA5 (144A for Original Issuance on March 15, 2019)

$___________________________________
G2763RAA4 (Reg S for Original Issuance on March 15, 2019) / USG2763RAA4 (Reg S for Original Issuance on March 15, 2019)

$___________________________________

25381XAA1 (144A for Additional Issuance on May 22, 2020) / US25381XAA1 (144A for Additional Issuance on May 22, 2020)

$___________________________________
G2770MAA6 (Reg S for Additional Issuance on May 22, 2020) / USG2770MAA6 (Reg S for Additional Issuance on May 22, 2020)

Item 1B - Existing DIFL Unsecured Notes
$___________________________________ 25381XAB9 (144A) / US25381XAB91 (144A) $___________________________________ G2770MAB4 (Reg S) / USG2770MAB49 (Reg S)

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Item 1C - Existing DIFL Subordinated Notes
$___________________________________ 25381XAC7 (144A) / U25381XAC74 (114A) $___________________________________ G2770MAC2 (Reg S) / USG2770MAC22 (Reg S)

Intermediary/DTC Participant Name:

Intermediary/DTC Participant Number:

Intermediary/DTC Participant Contact Name:

Intermediary/DTC Participant Contact Number:

Intermediary/DTC Participant Contact Email address:

Medallion Guarantee of Intermediary/DTC Participant:

In lieu of providing a medallion stamp, an Intermediary may provide an original notarized signature on this Exhibit A.

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APPENDIX 3
NOTICE OF SCHEME MEETING

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IN THE SUPREME COURT OF BERMUDA
CIVIL JURISDICTION (COMMERCIAL COURT)

2023: NO.

IN THE MATTER OF DIGICEL INTERNATIONAL FINANCE LIMITED

AND IN THE MATTER OF DIGICEL INTERMEDIATE HOLDINGS LIMITED

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981 (the “Companies Act”)

NOTICE IS HEREBY GIVEN that, by an order dated 22 September 2023 made in the above matter, the Supreme Court of Bermuda has ordered that the above named companies (the “Companies”) be at liberty to convene meetings of four classes of DIFL Scheme Creditors (as defined in the Scheme (as defined below)) for the purpose of considering and if thought fit, approving (with or without modifications) a scheme of arrangement proposed to be made between the Companies and the DIFL Scheme Creditors (the “Scheme”) (together the “Scheme Meetings”, and each a “Scheme Meeting”).

A copy of the Scheme and a copy of the statement required to be furnished pursuant to sections 99 and 100(1)(a) of the Companies Act (the “Explanatory Statement”) are incorporated in the document of which this notice forms part. Unless otherwise defined, capitalised terms used in this notice shall have the meaning given to those terms in the Explanatory Statement.

As explained further in Part B (Overview of the Scheme) of the Explanatory Statement, the following DIFL Scheme Creditors who are DIFL Noteholders, being each of: the DIFL Secured Noteholders, the DIFL Unsecured Noteholders, and the DIFL Subordinated Noteholders, and the Term Loan Lenders, shall vote in separate classes. There shall therefore be four Scheme Meetings, one for each class of DIFL Scheme Creditors, and the approval of the Scheme by each class of DIFL Scheme Creditors by the requisite statutory majorities, being at least 75% in value and a majority in number of those present and voting (in person or by proxy) at each Scheme Meeting, shall be required for the Scheme to be approved. Notwithstanding the foregoing, if you hold an interest in any or all of the DIFL Secured Notes, DIFL Unsecured Notes, DIFL Subordinated Notes, and you are a Term Loan Lender, you may vote in respect of all or any number of the Scheme Meetings on one Ballot as set out in Appendix 2 of the Explanatory Statement (Ballot Package).

The Scheme Meetings will be held at the offices of Davis Polk and Wardwell LLP, 450 Lexington Ave, New York, NY 10017, United States will take place consecutively on 18 October 2023:

•	The first Scheme Meeting, for the DIFL Secured Noteholders, will be held at 1.30 p.m. (New York time).

•	The second Scheme Meeting, for the DIFL Subordinated Noteholders, will be held at 2.00 p.m. (New York time).

•	The third Scheme Meeting, for the DIFL Unsecured Noteholders, will be held at 2.30 p.m. (New York time).

•	The fourth Scheme Meeting, for the Term Loan Lenders, will be held at 3.00 p.m. (New York time).

Instructions about actions to be taken by all DIFL Scheme Creditors preceding the Scheme Meetings are set out at Appendix 2 (Ballot Package) to the Explanatory Statement and summarised in the section entitled Summary of Actions to Be Taken by All DIFL Scheme Creditors of the Explanatory Statement.

For the purposes of voting at the Scheme Meetings, the Bermuda Court has:

a)	ordered that only DIFL Scheme Creditors who are DIFL Noteholders or Term Loan Lenders as of 5.00 p.m. (New York time) on 12 September 2023 (the “Voting Record Date”), shall be entitled to vote at the relevant Scheme Meeting; and

b)	directed that the Existing Notes Trustee, any intermediaries, and the Existing Depository Nominee shall not be entitled to vote and that the actions described in herein shall not be applicable to the Existing Notes Trustee, any intermediaries and the Existing Depository Nominee.

If you are a DIFL Noteholder or a Term Loan Lender as of the Voting Record Date, you may vote at the relevant Scheme Meeting(s) by following the voting procedures set out in detail in Appendix 2 (Ballot Package) to the Explanatory Statement.

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The Ballot Package will also be made available to DIFL Scheme Creditors on the Scheme Website. DIFL Scheme Creditors may obtain access to the Scheme Website by emailing tabulation@epiqglobal.com, with reference to “DIFL Scheme” in the subject line. DIFL Scheme Creditors must provide proof of their holdings to receive access to the Scheme Website.

If you are a DIFL Scheme Creditor as of the Voting Record Date, you are requested to ensure that you validly complete and submit a Ballot in accordance with the instructions therein as soon as possible, whether or not you intend to attend the relevant Scheme Meeting(s).

If you are a DIFL Scheme Creditor that is not a DTC Participant and/or you hold your interests via an Intermediary you should contact your DTC Participant and/or Intermediary and provide them with a validly completed Ballot, so that it may be submitted on your behalf by the relevant DTC Participant or Intermediary. The form of Ballot is set out in Appendix 2 (Ballot Package) to the Explanatory Statement.

Validly completed Ballots should be submitted by email to tabulation@epiqglobal.com with “DIFL Scheme” in the subject line. DIFL Scheme Creditors are also entitled to vote at the relevant Scheme Meeting(s) in person, but to do so must provide: (i) a duplicate copy of the validly completed Ballot (if any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes or Term Loan as of the Voting Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com, with reference to “DIFL Scheme” no later than four hours before the scheduled time of the relevant Scheme Meeting(s) for the purposes of registering their attendance at the relevant Scheme Meeting(s).

Each DIFL Noteholder as of the Voting Record Date who wishes to vote at the Scheme Meetings, other than by attending in person, will be required to do the following:

DIFL Noteholders holding Existing Notes through DTC Participant or Intermediaries

Return a signed and validly completed Ballot (with instructions for the Chairman of the meetings, or such other individual as may be nominated in accordance with the instructions on the Ballot, to vote on the beneficial holder’s behalf at the relevant Scheme Meeting) to the applicable Intermediary with sufficient time for the Intermediary (if it is not a DTC Participant) to forward the Ballot to its DTC Participant or (if the Intermediary is a DTC Participant) to submit to the Information Agent so that it is actually received by the Information Agent by 5:00 p.m. (New York time) on 16 October 2023 (the “Voting Instruction Deadline”).

DIFL Noteholders holding Existing Notes in their name at DTC

A DIFL Noteholder who is a record holder in DTC in its own name should vote on the Scheme by validly completing and signing a Ballot and returning it directly to the Information Agent as described in the Ballot.

Intermediaries and DTC Participants

An Intermediary that, on the Voting Record Date, is the record holder of the Existing Notes for one or more DIFL Noteholders can obtain the votes of the DIFL Noteholder of such Existing Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” by forwarding to the DIFL Noteholder the unsigned Ballots, together with this Explanatory Statement. Each such DIFL Noteholder must then indicate their or its vote on the Ballot (or by using customary practices), complete the information requested on the Ballot, review the certifications contained on the Ballot, execute the Ballot, and return the Ballot to the Intermediary. After collecting the Ballots, the Intermediary should, either: (i) if it is a DTC Participant, deliver the Ballot to the Information Agent so that it is ACTUALLY RECEIVED by the Information Agent on or before the Voting Instruction Deadline (all Ballots returned by DIFL Noteholders should either be forwarded to the Information Agent or retained by DTC Participants for inspection for at least one year from the Voting Instruction Deadline); or (ii) if it is not a DTC Participant, immediately forward all Ballots to its DTC Participant.

For the avoidance of doubt, Intermediaries are authorised to collect votes and proxies from their beneficial holder clients in accordance with their customary practices, including the use of a “voting instruction form” in lieu of (or in addition to) a Ballot, as well as collecting votes from DIFL Noteholders through online voting, by phone, facsimile, or other electronic means.

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EACH INTERMEDIARY SHOULD ADVISE ITS DIFL NOTEHOLDERS TO RETURN THEIR BALLOTS TO THE INTERMEDIARY BY A DATE CALCULATED BY THE INTERMEDIARY OR THE INTERMEDIARY’S DTC PARTICIPANT (AS THE CASE MAY BE) TO ALLOW IT (OR ITS DTC PARTICIPANT) TO PREPARE AND RETURN ANY BALLOTS TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE.

Each Ballot contains a section for the appointment of a proxy in respect of the Existing DIFL Subordinated Notes, the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loan. DIFL Scheme Creditors should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

DIFL Scheme Creditors intending to vote by proxy must check the appropriate box on the Ballot (with respect to their relevant holdings of Existing DIFL Subordinated Notes,, Existing DIFL Secured Notes, Existing DIFL Unsecured Notes and Existing DIFL Term Loans) appointing the Chairman as its proxy for the relevant Scheme Meeting(s) or, alternatively, nominate an individual other than the Chairman (as applicable) in accordance with the instructions included on the Ballot. The DIFL Scheme Creditor is then required to submit the validly completed Ballot in accordance with the instructions provided so that the Ballot, including the proxy, is actually received by the Information Agent by no later than the Voting Instruction Deadline.

The Voting Instruction Deadline for the receipt of a Ballot by the Information Agent is 5:00p.m. (New York time) on 16 October 2023.

The appointment of a proxy will not preclude a DIFL Scheme Creditor from attending and voting in person at the relevant Scheme Meeting(s) should they wish to do so. In the event that a DIFL Scheme Creditor votes in person at the relevant Scheme Meeting(s), any returned Ballot with such DIFL Noteholder’s or Term Loan Lender’s vote and proxy included therein will be deemed to have been revoked for the relevant Scheme Meeting(s). DIFL Scheme Creditors attending in person must provide: (i) a duplicate copy of the validly completed Ballot (if any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Voting Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to tabulation@epiqglobal.com (with “DIFL Scheme” in the subject line) no later than four hours before the scheduled time of the relevant Scheme Meeting(s) for the purposes of registering their attendance at the relevant Scheme Meeting(s).

Even if you do not appoint a proxy and you do not attend and vote at the relevant Scheme Meeting(s), you will still be bound by the outcome of the relevant Scheme Meeting(s). You are therefore strongly encouraged to attend and vote at the relevant Scheme Meeting(s) in person or by proxy.

By the order referred to above, the Bermuda Court has appointed John Bosacco (or such other person as the Companies may authorise) to act as Chairman of the Scheme Meetings (and any adjournment thereof) and has directed the Chairman to report the result of the Scheme Meetings to the Bermuda Court. If approved by all classes of Scheme Creditors, the Scheme will remain subject to sanction by the Bermuda Court pursuant to the Companies Act.

For further information in this regard, please contact the Information Agent by email to tabulation@epiqglobal.com (please reference “DIFL Scheme” in the subject line).

Dated 3 October 2023

Digicel International Finance Limited

Digicel Intermediate Holdings Limited

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APPENDIX 4
SOLICITATION STATEMENT

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CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
25380QAH2 (144A) / G27649AG0 (Reg S)	US25380QAH20 (144A) / USG27649AG04 (Reg S)	$925,000,000	6.750% Senior Notes due 2023 issued by Digicel Limited (“DL”) (the “Existing DL Notes”)
Original Issuance on March 15, 2019: 25381VAA5 (144A) / G2763RAA4 (Reg S) Additional Issuance on May 22, 2020: 25381XAA1 (144A) / G2770MAA6 (Reg S)	Original Issuance on March 15, 2019: US25381VAA52 (144A) / USG2763RAA44 (Reg S) Additional Issuance on May 22, 2020: US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$1,226,250,530	8.750% Senior Secured Notes due 2024 co-issued by Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”) (the “Existing DIFL Secured Notes”)
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$380,980,300

13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIHL and DIFL (the “Existing DIFL Unsecured Notes” and, together with the Existing DIFL Secured Notes, the “Existing DIFL Notes” and the Existing DIFL Notes, together with the Existing DL Notes, the “Existing Notes”)

(1)  As of the date of this Solicitation Statement (as defined herein).

Solicitation Statement for Schemes of Arrangement

Upon the terms and subject to the conditions set forth in this solicitation statement (as it may be amended or supplemented from time to time, the “Solicitation Statement”), DL, DIHL and DIFL (each, a “Company” and collectively, the “Companies,” “we,” “us” or “our”) are soliciting proxies (the “Solicitations”) from holders of each series of Existing Notes prior to the Commitment Payment Election Deadline (as defined herein) to unconditionally deliver instructions for the Information and Tabulation Agent (as defined herein), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing Notes solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such series of Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the Scheme (as defined herein) with respect to such series of Existing Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined below) shall automatically be deemed to be revoked upon the termination of the RSA. Only holders that validly deliver their Proxy prior to the Commitment Payment Election Deadline and cause their Nominee (as defined herein) to deliver the completed Nominee Instruction Form (as defined herein) to the Information and Tabulation Agent by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline will be eligible to receive the Commitment Payment (as defined herein) with respect to a series of Existing Notes in the applicable Scheme. In addition, in connection with delivering a Proxy and making a Commitment Payment election (the “Commitment Payment Election”) with respect to the Existing DL Notes only, Eligible Existing DL Notes Holders (as defined herein) may elect to subscribe for convertible preferred shares (the “Exit Preferred Shares”) and common shares (the “DHL Common Shares” and, together with the Exit Preferred Shares, the “New Shares”), each to be issued by Digicel Holdings (Bermuda) Limited (“DHL”) (the “Subscription Election”), upon the terms and subject to the conditions set forth in this Solicitation Statement. The New Shares will be subject to restrictions as further described in “Annex III—Description of the DHL Common Shares” and “Annex IV—Description of the Exit Preferred Shares” and will be subject to drag-along, tag-along and pre-emption rights. See “Risk Factors—Risks Relating to the New Shares—The New Shares are subject to drag-along, tag-along and pre-emption rights, and certain holders of the New Shares will have approval rights.”

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described below and in the applicable Election Form (as defined herein). Further, in order to subscribe for the New Shares in the DL Scheme,

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an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described below and in the DL Notes Election Form (as defined herein). For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in the applicable Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

The purpose of the Solicitation with respect to each series of Existing Notes is to solicit Proxies to vote in favor of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) (a “Scheme”) with respect to such series of Existing Notes pursuant to which holders of, as applicable, (a) Existing DL Notes will receive their pro rata share of (i) 48.78%1 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment (as defined herein)), (ii) 78.90%2 of the Equity Subscription Rights (as defined herein) and (iii) 78.90%3 of the Rights Offering Equity Adjustment (as defined below); (b) Existing DIFL Secured Notes will receive (i) their pro rata share of an aggregate principal amount of new Senior Secured First Lien Notes due 2027 to be co-issued by DIHL and DIFL (the “New DIFL Secured Notes”) equal to (x) the aggregate principal amount outstanding of the Existing DIFL Secured Notes on the Closing Date (as defined herein) (such amount in this clause (x), the “New DIFL Secured Notes Amount”) minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment (as defined herein) and (ii) cash equal to accrued and unpaid interest on the outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date; and (c) Existing DIFL Unsecured Notes will receive (i) their pro rata share of an aggregate principal amount of new Senior Unsecured Notes due 2028 to be issued by Digicel MidCo Limited (“DML”), a newly incorporated entity in Bermuda that will become, on or before the Closing Date and as part of the Corporate Reorganization, a wholly owned direct subsidiary of DHL and indirect parent of DIFL (the “New DML Unsecured Notes” and, together with the New DIFL Secured Notes, the “New Notes” and the New Notes, together with the New Shares, the “New Securities”), equal to (x) the aggregate principal amount outstanding of the Existing DIFL Unsecured Notes on the Closing Date (including PIK Interest (as defined herein) capitalized through the most recent interest payment date) plus (y) any accrued and unpaid PIK Interest on the Existing DIFL Unsecured Notes to the Closing Date (such amount in clause (x) plus (y), the “New DML Unsecured Notes Amount”) minus (z) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment (as defined herein) and (ii) cash equal to accrued and unpaid cash interest on the outstanding Existing DIFL Unsecured Notes from the last interest payment date to the Closing Date, in each case excluding the applicable Commitment Payment and Work Payment (as defined herein) and as described in the section entitled “Description of the Schemes.” The foregoing restructuring shall be implemented by way of two separate Schemes, one launched by DL with respect to the Existing DL Notes (the “DL Scheme”) and the other by DIFL and DIHL with respect to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes as well as the Existing DIFL Term Loans (as defined herein) and, potentially, the Existing DIFL Subordinated Notes (the “DIFL Scheme” and together with the DL Scheme, the “Schemes”). The DL Scheme and the DIFL Scheme will be inter-conditional such that both Schemes must be approved by the requisite threshold of a majority in number representing at least 75% by value of the outstanding principal amount of the Existing Notes (and, in the case of the DIFL Scheme, outstanding principal amount of the Existing DIFL Term Loans) of the holders in each class present and voting at a meeting of creditors in order for the Schemes to be consummated. If either of the Schemes do not meet that threshold, then neither Scheme shall be consummated. Following the consummation of the Corporate Reorganization (as defined herein), DL will no longer hold any equity interests in DHL.

To vote in a Scheme with respect to a series of Existing Notes, holders may either:

•	make the Commitment Payment Election (and, if applicable, the Subscription Election) and automatically deliver a Proxy to vote in favor of such Scheme by (i) arranging for the delivery of such Existing Notes via The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) system prior to the Commitment Payment Election Deadline and (ii) thereby automatically instructing their commercial bank, broker, dealer, trust company or other nominee (a “Nominee”) to deliver the completed

1 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

2 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

3 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

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Agent/Attorney-in-Fact and Proxy Nominee Instruction Form (the “Nominee Instruction Form”) to the Information and Tabulation Agent; or

•	vote for or against such Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. Holders that vote by ballot will not be eligible to receive the Commitment Payment.

With respect to the DL Scheme only, Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may also elect to subscribe for the New Shares by making the Subscription Election, as described below.

Commitment Payment Election with respect to the Existing Notes. Holders will be deemed to have automatically delivered a Proxy to vote in favor of a Scheme and will be eligible to receive the applicable Commitment Payment if they make a valid Commitment Payment Election. Holders need to review the instructions in the Election Form for the Existing DL Notes (the “DL Notes Election Form”) attached hereto as Exhibit A and the Election Form for the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes (the “DIFL Notes Election Form” and each of the DL Notes Election Form and DIFL Notes Election Form, an “Election Form”) attached hereto as Exhibit B, each of which includes the Nominee Instruction Form. To make the Commitment Payment Election, a holder must complete and deliver the applicable Election Form to its Nominee or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the Nominee holding its Existing Notes (the “DTC Participant”) via DTC’s ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

Additional Subscription Election with respect to the Existing DL Notes. DHL is offering Eligible Existing DL Notes Holders that make a Commitment Payment Election the opportunity to subscribe for, in the DL Scheme, their Pro Rata Portion (as defined herein) of (a) up to $110 million of the Exit Preferred Shares, which amount shall be reduced by any amounts, other than the Interim Distribution (as defined herein), recovered on account of intercompany loans owed by Digicel Group Holdings Limited (“DGHL”) to DL or any of DL’s subsidiaries prior to the Funding Notice Date (as defined herein) (such dollar amount of Exit Preferred Shares, as reduced by such recoveries, the “Exit Preferred Shares Offering Amount”), and (b) a number of DHL Common Shares equal to (x) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes and, if applicable, the Concurrent Transactions multiplied by (y) a fraction, the numerator of which is the Exit Preferred Shares Offering Amount and the denominator of which is $110 million (such number of DHL Common Shares rounded down to the nearest whole share, the “Subscription DHL Common Shares,” the rights to subscribe for such Exit Preferred Shares and Subscription DHL Common Shares, the “Equity Subscription Rights” and the number of DHL Common Shares equal to the difference between (i) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes and, if applicable, the Concurrent Transactions and (ii) the Subscription DHL Common Shares, the “Rights Offering Equity Adjustment”). Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may, at the time of their Commitment Payment Election, also elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee in order to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares (such Eligible Existing DL Notes Holders that elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the “New Money Participants”). To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline (as defined herein) cash by wire transfer of immediately available funds in an amount equal to the subscription price (the “Subscription Price”) with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. “Pro Rata Portion” means, for any New Money Participant, (x) the aggregate principal amount outstanding of Existing DL Notes, including accrued and

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unpaid interest as of August 15, 2023, delivered by such New Money Participant via ATOP pursuant to the Subscription Election divided by (y) the aggregate principal amount outstanding of Existing DL Notes and Existing DIFL Subordinated Notes, in each case including accrued and unpaid interest as of August 15, 2023. For the avoidance of doubt, Eligible Existing DL Notes Holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. Holders of Existing DL Notes that wish to subscribe for the New Shares but do not wish to make the Commitment Payment Election with respect to such Existing DL Notes should contact DHL for further instructions.

Each New Money Participant that is not a Defaulting Holder (as defined herein) will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration (as defined herein), (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions (as defined herein) and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

At least 15 business days prior to the Closing Date (the “Funding Notice Date”), the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant a notice (the “Funding Notice”) stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by 5:00 p.m., New York City time on the date that is 10 business days prior to the Closing Date (such deadline, as may be extended, the “Funding Deadline”). Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant Voluntary Offer Instruction (“VOI”) number(s) (or Euroclear or Clearstream reference number(s)) related to the ATOP delivery of such holder’s Existing DL Notes pursuant to the Subscription Election in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election” and the instructions in the DL Notes Election Form. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline (such holder, a “Defaulting Holder”) will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes. In connection with making a Commitment Payment Election or Subscription Election, as applicable, each holder of Existing DL Notes must elect the class of DHL Common Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. Holders of Existing DL Notes must elect between two classes of DHL Common Shares: Class A common shares (the “Voting DHL Common Shares”) will have voting rights of one vote per share, and Class B common shares (the “Non-Voting DHL Common Shares”) will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting DHL Common Shares and “Annex III—Description of the DHL Common Shares” for a description of the Voting and Non-Voting DHL Common Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes. In connection with making a Subscription Election, each holder of Existing DL Notes must elect the class of Exit Preferred Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. There will be two classes of Exit Preferred Shares: Class A convertible preferred shares (the “Voting Exit Preferred Shares”) will vote on an as-converted basis, and Class B convertible preferred shares (the “Non-Voting Exit Preferred Shares”) will not have any voting rights. Except with respect to voting rights, the Voting Exit Preferred Shares and Non-Voting Exit Preferred Shares will otherwise have identical rights. Holders of Non-Voting

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Exit Preferred Shares will not be able to vote with respect to any Non-Voting Exit Preferred Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting Exit Preferred Shares and “Annex IV—Description of the Exit Preferred Shares” for a description of the Voting and Non-Voting Exit Preferred Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

If holders representing at least 75% of the outstanding principal amount of each series of Existing Notes deliver Proxies by the Commitment Payment Election Deadline (the “75% Condition”), then we expect to propose the Schemes shortly after the Commitment Payment Election Deadline. See “Important Times and Dates.” Because DIFL and DIHL are co-issuers of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, and are therefore joint and severally liable under such notes, the DIFL Scheme in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes will be treated as a composite scheme of arrangement of both DIFL and DIHL, and any reference to the “DIFL Scheme” should be read as a reference to such composite scheme of arrangement proposed by DIHL and DIFL. If we propose the Schemes, DHL will not be a Scheme company but will deliver an undertaking to the Supreme Court of Bermuda (the “Bermuda Court”) that it shall take all action necessary to implement the terms of the Schemes, including issuing the New Shares.

If the Schemes are sanctioned by the Bermuda Court and successfully implemented in accordance with their terms, the Schemes will bind holders of all outstanding Existing Notes, even holders that did not deliver their Proxy or voted against the applicable Scheme, and all outstanding Existing Notes will be exchanged. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

Each Solicitation is being made independently of each other Solicitation, and is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement. The Companies expressly reserve the right, in their sole discretion and regardless of whether any of the conditions described under “Description of the Solicitations—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA (as defined herein), at any time prior to Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to the Solicitations, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation or (iv) amend the terms of the Solicitations.

The consummation of the Schemes is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement under “Description of the Schemes—Conditions to the Effectiveness of the Schemes,” including, without limitation, in the event that the holders of the 8.0% Subordinated Notes due 2026 co-issued by DIHL and DIFL (the “Existing DIFL Subordinated Notes”) are not included in the DIFL Scheme, (i) the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes that would eliminate substantially all of the covenants, restrictive provisions and events of default in connection with the Exchange Offer (as defined herein) and (ii) the settlement of the Concurrent Transactions substantially concurrently with the settlement of the Schemes (collectively, the “Concurrent Transactions Condition”). If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes and in connection with the settlement of the Concurrent Transactions and consummation of the Schemes, we will cause all of the assets of DIFL and each of the guarantors that guarantees the Existing DIFL Subordinated Notes (each, an “Existing DIFL Subordinated Guarantor” and collectively, the “Existing DIFL Subordinated Guarantors”) to be transferred to newly created subsidiaries (collectively, the “Asset Transfers”), none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, all of the collateral securing DHL’s guarantee of the Existing DIFL Subordinated Notes will be released (the “Collateral Release”). Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) the newly created entity to which the assets of DIFL have been transferred (such entity, “New DIFL”) will issue the New DIFL Secured Notes that will be guaranteed on a senior secured basis by (a) a newly created direct parent of New DIFL (such direct parent of New DIFL, “New DIHL”) and (b) the DIFL Guarantors (as defined herein), which will include the newly created subsidiary entities resulting from the Asset Transfers and Collateral Release (collectively, the “New Guarantors”), (ii) DML, the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) a newly created direct parent of DML (such entity, “New

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DHL”), rather than DHL, will issue the Exit Preferred Shares and the DHL Common Shares. See “Description of the Concurrent Transactions.” If we effectuate the Asset Transfers and Collateral Release, references in this Solicitation Statement to “DHL” and “Digicel Holdings (Bermuda) Limited” shall also be deemed to refer to “New DHL,” references to “DIHL” and “Digicel Intermediate Holdings Limited” shall also be deemed to refer to “New DIHL” and references to “DIFL” and “Digicel International Finance Limited” shall also be deemed to refer to “New DIFL,” in each case unless context otherwise requires.

Pursuant to a Restructuring Support Agreement dated June 27, 2023 (the “RSA”), certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

In addition, certain holders (the “Backstop Parties”) have entered into a Backstop Commitment Agreement dated June 27, 2023 (the “Backstop Commitment Agreement”) pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Exit Preferred Shares Offering Amount to the extent such amount is not funded by holders of the Existing DL Notes and the Existing DIFL Subordinated Notes, including as a result of failures by a Defaulting Holder to fund by the Funding Deadline (such unfunded amount, the “Shortfall”), in exchange for a fee comprising of $11 million payable in Exit Preferred Shares and 2.0% of DHL Common Shares (the “Backstop Payment”).

THE DEADLINE (A) FOR THE DELIVERY OF EXISTING NOTES VIA ATOP TO MAKE A COMMITMENT PAYMENT ELECTION AND (B) FOR ELIGIBLE EXISTING DL NOTES HOLDERS TO MAKE THE SUBSCRIPTION ELECTION IS 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 6, 2023, UNLESS EXTENDED AS DESCRIBED HEREIN (SUCH TIME AND DATE WITH RESPECT TO EACH SERIES OF EXISTING NOTES, AS THE SAME MAY BE EXTENDED, THE “COMMITMENT PAYMENT ELECTION DEADLINE”). A VALID COMMITMENT PAYMENT ELECTION AUTOMATICALLY INCORPORATES A VOTE TO ACCEPT THE APPLICABLE SCHEME THROUGH THE NOMINEE INSTRUCTION FORM THAT IS REQUIRED TO BE PROVIDED BY THE DTC PARTICIPANT DELIVERING THE EXISTING NOTES, AS FURTHER DETAILED IN THE APPLICABLE ELECTION FORM.

FOR ANY HOLDER NOT MAKING THE COMMITMENT PAYMENT ELECTION, THE VOTING DEADLINE IS ANTICIPATED TO BE 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 30, 2023, UNLESS EXTENDED (SUCH TIME AND DATE WITH RESPECT TO EACH SERIES OF EXISTING NOTES, AS THE SAME MAY BE EXTENDED, THE “VOTING DEADLINE”).

Holders’ Entitlements under the Schemes

If the Schemes are sanctioned and become effective, holders are expected to receive the consideration (the “Scheme Consideration”) in respect of the Existing DL Notes, Existing DIFL Unsecured Notes or Existing DIFL Secured Notes, as applicable, set forth in the table below. In addition, holders that make a valid Commitment Payment Election prior to the Commitment Payment Election Deadline will also be eligible to receive the applicable Commitment Payment set forth in the table below.

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	Scheme Consideration	Commitment Payment
Existing DL Notes	its pro rata share of (i) 48.78%(1) of DHL Common Shares,(2) subject to dilution by the Existing DL Notes Commitment Payment,(3) (ii) rights to subscribe for New Shares,(4) as described herein, and (iii) 78.90%(5) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes(3) (the “Existing DL Notes Commitment Payment”)
Existing DIFL Unsecured Notes	(i) its pro rata share of the New DML Unsecured Notes in an aggregate principal amount equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the aggregate principal amount of outstanding Existing DIFL Unsecured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DML Unsecured Notes per $1,000 principal amount of Existing DIFL Unsecured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes held by all holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment, such Commitment Payment may be reduced or waived (the “Existing DIFL Unsecured Notes Commitment Payment”)
Existing DIFL Secured Notes	(i) its pro rata share of the New DIFL Secured Notes in an aggregate principal amount equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DIFL Secured Notes per $1,000 principal amount of Existing DIFL Secured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes held by all holders entitled to receive the Existing DIFL Secured Notes Commitment Payment, such Commitment Payment may be reduced or waived (the “Existing DIFL Secured Notes Commitment Payment”)

(1)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

(2)  Holders of Existing DL Notes must elect the class of DHL Common Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes.”

(3)  After consummation of the DL Scheme, the DHL Common Shares may be subject to further dilution. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

(4) Holders of Existing DL Notes subscribing for the Exit Preferred Shares must elect the class of Exit Preferred Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes.”
(5) Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

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In addition, if the DL Scheme is sanctioned and becomes effective, Eligible Existing DL Notes Holders that validly made the Subscription Election and delivered cash in an amount equal to the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration, their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares.

The New DIFL Secured Notes will be co-issued by DIHL and DIFL and will mature on May 25, 2027. Each New DIFL Secured Note will bear cash interest at a rate per annum equal to 9.0% semi-annually from the Closing Date. In addition, for each interest period, PIK Interest, in addition to the cash interest, shall be paid by increasing the principal of the outstanding New DIFL Secured Notes or by issuing additional New DIFL Secured Notes (rounded up to the nearest $1.00). PIK Interest on the New DIFL Secured Notes will accrue at a rate per annum of (i) 1.50% from the Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that if DML pays cash interest under the New DML Unsecured Notes for a given interest period, all interest on the New DIFL Secured Notes for such interest period shall be payable in cash. The first interest payment in respect of the New DIFL Secured Notes will be made on November 15, 2023, unless the Closing Date is after such date, in which case such interest payment shall be made on May 15, 2024. Interest will be payable on each New DIFL Secured Note on May 15 and November 15 of each year. The New DIFL Secured Notes will be optionally redeemable at par (plus accrued and unpaid interest) at any time without premium or penalty. The New DIFL Secured Notes will be guaranteed, jointly and severally, by each of the subsidiaries of DIFL that guarantee the New DIFL Term Loans (as defined herein) (collectively, the “DIFL Guarantors”), and will be secured by first-priority liens on substantially all of the tangible and intangible assets, now owned or hereafter acquired, of DIHL, DIFL and the DIFL Guarantors that are pledged to secure the New DIFL Term Loans. The New DIFL Secured Notes will be secured obligations of DIHL, DIFL and the DIFL Guarantors, be effectively senior to all existing and future unsecured indebtedness of DIHL, DIFL and the DIFL Guarantors to the extent of the value of the collateral securing the New DIFL Secured Notes, rank equally in right of payment with all existing and future secured and unsubordinated indebtedness of DIHL, DIFL and the DIFL Guarantors (including the New DIFL Term Loans) and be structurally subordinated to all debt and other liabilities of DIFL’s subsidiaries that do not guarantee such notes. See “Annex I—Description of the New DIFL Secured Notes.”

The New DML Unsecured Notes will be issued by DML and will mature on November 25, 2028. Each New DML Unsecured Note will bear PIK Interest semi-annually at a rate per annum equal to (i) 10.50% from the Closing Date to the day prior to the second anniversary of the Closing Date and (ii) 11.0% from the second anniversary of the Closing Date and thereafter; provided that, from and after the second anniversary of the Closing Date, at DML’s election, DML may pay all interest for any interest period in cash at a rate per annum of 10.50%, provided that DML has satisfied certain financial conditions, as described in “Annex II—Description of the New DML Unsecured Notes.” The first interest payment in respect of the New DML Unsecured Notes will be made on November 15, 2023, unless the Closing Date is after such date, in which case such interest payment shall be made on May 15, 2024, 2023. Interest will be payable on each New DML Unsecured Note on May 15 and November 15 of each year. The New DML Unsecured Notes will be optionally redeemable at par (plus accrued and unpaid interest) at any time without premium or penalty. The New DML Unsecured Notes will be unsecured obligations of DML, be effectively subordinated to all existing and future secured indebtedness of DML and its subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes) to the extent of the value of the collateral securing such indebtedness, rank equally in right of payment with all existing and future unsubordinated indebtedness of DML and be structurally subordinated to all debt and other liabilities of DML’s subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes). See “Annex II—Description of the New DML Unsecured Notes.”

The Exit Preferred Shares will be issued by DHL and will be senior to any existing or future equity securities of DHL, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution. The dividends on the Exit Preferred Shares will be equal to 12% per annum, accruing on a daily basis on the Accreted Liquidation Preference (as defined herein), whether or

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not declared and paid, and compounded annually in arrears and become part of the Accreted Liquidation Preference of the Exit Preferred Shares to the extent not paid in cash on the applicable dividend payment date; provided that, the dividends on the Exit Preferred Shares will increase by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed under the definitive documentation with respect to the Exit Preferred Shares) of DHL’s obligations, covenants, representations, warranties or agreements under the terms governing the Exit Preferred Shares. The Exit Preferred Shares, to the extent not redeemed in cash, will (i) at DHL’s option, be convertible to DHL Common Shares at any time after the third anniversary of the Closing Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Closing Date, in each case at a conversion price based on the Accreted Liquidation Preference divided by an equity value of $400 million (after giving effect to such conversion). In addition, the Exit Preferred Shares will be mandatorily redeemable in cash from time to time with 100% of the gross cash proceeds of repayments of certain intercompany loans, subject to a cap equal to the Exit Preferred Shares Offering Amount; provided that DHL may defer such mandatory cash redemption to the extent that DIFL and its subsidiaries are projected in good faith by the board of directors of DHL to have less than $100 million of unrestricted cash and cash equivalents at any time during the six full calendar months after giving effect to such redemption. Holders of the Voting Exit Preferred Shares will have the right to vote on an as-converted basis with respect to any matter on which holders of the Voting DHL Common Shares are entitled to vote. See “Annex IV—Description of the Exit Preferred Shares.”

The DHL Common Shares will be issued by DHL on substantially the same terms described in “Annex III—Description of the DHL Common Shares,” which shall be memorialized in our bye-laws and/or a shareholders’ agreement, if any. Moreover, to the extent there is a shareholders' agreement, all holders of DHL Common Shares will be required to become a party thereto prior to receipt of their shareholdings. Upon consummation of the Schemes, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming (i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all holders elect to receive Voting Exit Preferred Shares, and will vote together in a single class with the holders of the Voting DHL Common Shares on an as-converted basis. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.” The New Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares in the DL Scheme, each holder much complete and submit an Equity Registration Form attached as Exhibit B to the DL Notes Election Form, as further described under “Book Entry, Delivery and Form—The New Shares.” We expect to obtain ISINs for the New Shares.

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. See “Transfer Restrictions.”

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the U.S. Securities Act (“Rule 144A”) in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act (“Regulation S”) to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person (holders of the Existing DL Notes

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that make such certification, “Eligible Existing DL Notes Holders”) may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Unless otherwise indicated or the context otherwise requires, the terms “Digicel Group Holdings Limited” and “DGHL” refer solely to Digicel Group Holdings Limited and not its subsidiaries. References to “DHL” and “Digicel Holdings (Bermuda) Limited” refer to DHL or New DHL, as the context requires. References to “DIHL” and “Digicel Intermediate Holdings Limited” refer to DIHL or New DIHL, as the context requires. References to “DIFL” and “Digicel International Finance Limited” refer to DIFL or New DIFL, as the context requires. We refer to each of DML and DIFL as a “New Notes Issuer” and together as the “New Notes Issuers.” We refer to each of DHL, DML and DIFL as a “New Securities Issuer” and together as the “New Securities Issuers.” We refer to each of the Voting Exit Preferred Shares and the Non-Voting Exit Preferred Shares as the “Exit Preferred Shares.” We refer to each of the Voting DHL Common Shares and the Non-Voting DHL Common Shares as the “DHL Common Shares.” We refer to the Exit Preferred Shares and the DHL Common Shares, including the Subscription DHL Common Shares, collectively as the “New Shares.”

See “Risk Factors” beginning on page 15 to read about important factors you should consider before you decide to deliver your Proxy in the Solicitations.

None of the Companies, the New Securities Issuers, the Information and Tabulation Agent, the trustee with respect to each series of Existing Notes or any of their respective affiliates makes any recommendation in connection with the Solicitations.

This Solicitation Statement is dated August 21, 2023.

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Holders are requested to read and consider carefully the information contained in this Solicitation Statement and to deliver their Proxies in accordance with the instructions set forth herein.

In order to deliver their Proxy in the Solicitations, holders will be required, at the time of such delivery, to certify to us that they (i) have validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by them, (ii) will not validly withdraw via ATOP their Existing Notes unless they validly withdraw all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme. To validly deliver their Proxy with respect to a series of Existing Notes, holders must cause their Nominee (i) to deliver such Existing Notes via ATOP prior to the Commitment Payment Election Deadline and (ii) to deliver the Nominee Instruction Form to the Information and Tabulation Agent prior to 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. Any Proxy not delivered in compliance with these procedures could result in the rejection of such Proxy. We reserve the absolute right to waive any defects or irregularities with respect to any such Proxy, subject to applicable law and the terms of the RSA. For further details, see “Description of the Solicitations—Determination of Validity of Proxies.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

A Proxy delivered with respect to a series of Existing Notes may be validly withdrawn at any time prior to the Commitment Payment Election Deadline with respect to such Solicitation but not thereafter. A Proxy may be withdrawn from a Solicitation only if the holder also validly withdraws its Proxies with respect to all other Existing Notes delivered by such holder pursuant to the Solicitations.

In order to separately identify the Existing DIFL Notes (as defined herein) for which the Commitment Payment Election was validly made, we intend to provide for the assignment of Replacement CUSIPs (as defined herein) to such Existing DIFL Notes. On the Replacement CUSIPs Assignment Date (as defined herein), the Existing DIFL Notes for which the Commitment Payment Election was validly made would be assigned the Replacement CUSIPs and be promptly released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs would no longer be blocked from trading by ATOP. The assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election. See “Description of the Solicitations—Assignment of Replacement CUSIPs of Existing DIFL Notes After Scheme Meeting.”

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors.”

There can be no assurance that the Replacement CUSIPs will be assigned to the Existing DIFL Notes for which the Commitment Payment Election was validly made, and in the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date (as defined herein) and until the Withdrawal Deadline (as defined herein), provided that any holder that withdraws its Existing DIFL Notes following the Withdrawal Date will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

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For the avoidance of doubt, to the extent Replacement CUSIPs are assigned to the Existing DIFL Notes and such notes are promptly released from ATOP, such release would not constitute a withdrawal and such released notes with Replacement CUSIPs shall continue to be entitled to the Commitment Payment pursuant to the terms of this Solicitation Statement.

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

Recipients of this Solicitation Statement should not construe the contents hereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitations.

THE SOLICITATIONS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE SOLICITATIONS OR UPON THE ACCURACY OF THE INFORMATION CONTAINED IN THIS SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Important Information

This Solicitation Statement is confidential. This Solicitation Statement has been prepared solely for use in connection with the Solicitations described in this Solicitation Statement and is only available to holders for the purposes of considering whether to deliver their Proxies and vote for or against the Schemes. This Solicitation Statement is personal to each holder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire securities. Distribution of this Solicitation Statement to any person other than a holder and any person retained to advise such holder with respect to its investment decision is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each holder, by accepting delivery of this Solicitation Statement, agrees to the foregoing and to make no photocopies of this Solicitation Statement.

Only registered holders are entitled to deliver their Proxies and vote for or against the Schemes. A beneficial owner whose Existing Notes are registered in the name of a Nominee must contact such Nominee if such beneficial owner desires to deliver its Proxy with respect to such series of Existing Notes so registered. Beneficial owners should be aware that their Nominee may establish its own earlier deadlines for participation in the Solicitations. Accordingly, beneficial owners wishing to deliver their Proxies and make the Commitment Payment Election should contact their Nominee as soon as possible in order to determine the times by which such beneficial owner must take action in order to deliver their Proxies and make the Commitment Payment Election. See “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

We have engaged Epiq Corporate Restructuring, LLC (or its designee or affiliate) to act as the information and tabulation agent (the “Information and Tabulation Agent”) for the Solicitations. The Information and Tabulation Agent has set up a website at https://dm.epiq11.com/DIFL-DL (the “Scheme Website”) to further disseminate information about the Schemes to holders of the Existing Notes and to facilitate the implementation of the Schemes. You can download copies of the applicable Election Form and the exhibits to the applicable Election Form from the Scheme Website. You may obtain access to the Scheme Website by emailing tabulation@epiqglobal.com, with reference to “DIFL-DL Proxy” in the subject line. You must provide proof of your holdings of a series of Existing Notes to receive access to the Scheme Website.

Any questions or requests for assistance relating to the terms and conditions of the Solicitations may be directed to the Information and Tabulation Agent at the addresses and telephone numbers on the back cover of this Solicitation Statement. Questions concerning procedures for delivery of Proxies and the Commitment Payment Election and requests for additional copies of this Solicitation Statement may be directed to the Information and Tabulation Agent at its address and telephone number on the back cover of this Solicitation Statement. Beneficial owners of the Existing Notes should also contact their Nominee for assistance regarding the delivery of Proxies.

Holders must provide their Proxies and make the Commitment Payment Election in accordance with the procedures set forth under “Description of the Solicitations—Procedures for Delivering Proxies and Making the Commitment Payment Election.” In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for the Schemes is distributed. See “Description of the Solicitations—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in the applicable Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

We have not authorized anyone to provide you with any information other than that contained in this Solicitation Statement or to which we have referred to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not soliciting Proxies in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under the laws of such jurisdiction. This Solicitation Statement does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described or otherwise referred to in this Solicitation Statement. You should not assume that the information contained in this Solicitation Statement is accurate as of any date other than the date on the front of this Solicitation Statement.

This Solicitation Statement contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to holders upon request to us.

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In making any investment decision, holders must rely on their own examination of us and the terms of the Solicitations and the Schemes. Holders should not construe anything in this Solicitation Statement as legal, business or tax advice. Each holder should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to deliver the Proxies under applicable laws or regulations.

Neither the SEC, any state securities commission nor any other regulatory authority has approved or disapproved the New Securities, nor have any of the foregoing authorities passed upon or endorsed the merits of the New Securities or the accuracy or adequacy of this Solicitation Statement. Any representation to the contrary is a criminal offense.

The New Shares will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction pursuant to registration or exemption from registration. As a holder, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please refer to the section in this Solicitation Statement entitled “Transfer Restrictions.” For the avoidance of doubt, certain transfers of New Shares shall require the prior consent of the Bermuda Monetary Authority. See “Risk Factors—Risks Relating to the New Shares—The New Shares are subject to restrictions on transfer.”

Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this Solicitation Statement and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of us, the New Securities Issuers nor any of our or their representatives shall have any responsibility therefor.

Each holder receiving this Solicitation Statement acknowledges that (1) it has been afforded an opportunity to request and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information in this Solicitation Statement, (2) this Solicitation Statement relates to securities that are exempt from registration under the U.S. Securities Act and may not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities and (3) no person has been authorized to give information or to make any representation concerning us, the New Securities Issuers, the Schemes, the Solicitations or the New Securities, other than as contained in this Solicitation Statement in connection with an examination of us and the terms of the Schemes and the Solicitations.

The consent of the Bermuda Monetary Authority will be required under Bermuda’s Exchange Control Act of 1972 (and its related regulations) for the issue and transfer of the New Shares to and between non-residents of Bermuda for exchange control purposes to the extent any such issue or transfer would result in a holder becoming entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Voting Exit Preferred Shares voting together as a single class. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for DL, DHL, DML, DIHL or DIFL’s financial soundness or the correctness of any of the statements made or opinions expressed in this Solicitation Statement.

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Page

Certain Terms Used in this Solicitation Statement	2
Forward-Looking Statements	9
Presentation of Financial and Other Information	11
Important Times and Dates	12
Risk Factors	15
Description of the Company	59
Capitalization	62
Description of Other Indebtedness	64
Description of the Concurrent Transactions	70
Description of the Schemes	72
Description of the Solicitations	84
Book Entry, Delivery and Form	95
Material Bermuda and U.S. Tax Considerations	99
Transfer Restrictions	114
Service of Process and Enforcement of Judgments	117
Certain Insolvency Law and Local Law Limitations	121
Incorporation of Certain Documents by Reference	136
Legal Matters	137
Independent Accountants	138
Annex I—Description of the New DIFL Secured Notes	I-1
Annex II—Description of the New DML Unsecured Notes	II-1
Annex III—Description of the DHL Common Shares	III-1
Annex IV—Description of the Exit Preferred Shares	IV-1
Annex V—DL Scheme Document	V-1
Annex VI—DIFL Scheme Document	VI-1
Exhibit A—DL Notes Election Form	A-1
Exhibit B—DIFL Notes Election Form	B-1
Exhibit C—Financial Statements	F-1

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Certain Terms Used in this Solicitation Statement

Unless the context specifically indicates otherwise:

“75% Condition” has its meaning described on the cover of this Solicitation Statement.

“Accreted Liquidation Preference” has its meaning described in “Annex IV—Description of the Exit Preferred Shares.”

“Asset Transfers” has its meaning described on the cover of this Solicitation Statement.

“ATOP” has its meaning described on the cover of this Solicitation Statement.

“Backstop Commitment Agreement” has its meaning described on the cover of this Solicitation Statement.

“Backstop Payment” has its meaning described on the cover of this Solicitation Statement.

“Backstop Parties” has its meaning described on the cover of this Solicitation Statement.

“Beneficial Interest” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Beneficial Ownership Condition” has its meaning describe in “Exhibit A—DL Notes Election Form—Exhibit B—Equity Registration Form”

“Bermuda Companies Act” has its meaning described on the cover of this Solicitation Statement.

“Bermuda Court” has its meaning described on the cover of this Solicitation Statement.

“Bridge Facilities” refers to the two delayed draw term facilities with commitments in an aggregate principal amount of $60 million entered into on June 27, 2023.

“Clearstream” refers to Clearstream Banking, S.A.

“Closing Date” refers to the date on which the New Securities are issued in connection with the consummation of the Reorganization Transactions.

“Collateral” has its meaning described in Annex I—Description of the New DIFL Secured Notes”.

“Collateral Release” has its meaning described on the cover of this Solicitation Statement.

“Commitment Payment” refers to the Existing DL Notes Commitment Payment, the Existing DIFL Term Loans Commitment Payment, the Existing DIFL Secured Notes Commitment Payment, the Existing DIFL Unsecured Notes Commitment Payment or the Existing DIFL Subordinated Notes Commitment Payment, as applicable.

“Commitment Payment Election” has its meaning described on the cover of this Solicitation Statement.

“Commitment Payment Election Deadline” has its meaning described on the cover of this Solicitation Statement.

“Concurrent Offer” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Concurrent Transactions” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Concurrent Transactions Condition” has its meaning described on the cover of this Solicitation Statement.

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“Convening Order” refers to the order convening creditor meetings for the purposes of voting upon the Schemes.

“Conyers” refers to Conyers Corporate Services (Bermuda) Limited, DHL’s company secretary.

“Corporate Reorganization” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Defaulting Holder” has its meaning described on the cover of this Solicitation Statement.

“Definitive Notes” refers to notes registered in definitive form.

“DGHL” has its meaning described on the cover of this Solicitation Statement.

“DGHL Convertible Notes” refers to the 7.00% PIK Perpetual Convertible Notes issued by DGHL.

“DGHL Scheme” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

“DGHL Settlement Agreement” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“DGHL Transactions” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

“DGHL Unsecured Notes” refers to the 8.0% Senior Cash Pay/PIK Notes due 2025 issued by DGHL.

“DHL” has its meaning described on the cover of this Solicitation Statement.

“DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“DIFL” has its meaning described on the cover of this Solicitation Statement.

“DIFL Facility” refers, collectively, to the Term A Loan DIFL Facility, the Term B Loan DIFL Facility and the Revolving DIFL Facility.

“DIFL Guarantors” has its meaning described on the cover of this Solicitation Statement.

“DIFL Notes Election Form” has its meaning described on the cover of this Solicitation Statement.

“DIFL Scheme” has its meaning described on the cover of this Solicitation Statement.

“DIFL Scheme Creditors” refers to lenders under the Existing DIFL Term Loans and beneficial holders of the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and, to the extent the Existing DIFL Subordinated Notes are included in the DIFL Scheme, the Existing DIFL Subordinated Notes.

“DIHL” has its meaning described on the cover of this Solicitation Statement.

“DL” has its meaning described on the cover of this Solicitation Statement.

“DL Notes Election Form” has its meaning described on the cover of this Solicitation Statement.

“DL Scheme” has its meaning described on the cover of this Solicitation Statement.

“DL Scheme Creditors” refers to beneficial holders of Existing DL Notes.

“DML” has its meaning described on the cover of this Solicitation Statement.

“DTC” has its meaning described on the cover of this Solicitation Statement.

“DTC Participant” has its meaning described on the cover of this Solicitation Statement.

“ECTEL” refers to the Eastern Caribbean Telecommunications Authority.

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“Eligible Existing DL Notes Holders” has its meaning described on the cover of this Solicitation Statement.

“Equity Registration Form” refers to the Equity Registration Form attached as Exhibit B to the DL Notes Election Form.

“Equity Subscription Rights” has its meaning described on the cover of this Solicitation Statement.

“Euroclear” refers to Euroclear Bank S.A./N.V., as operator of the Euroclear System.

“Exchange Offer” has its meaning described in “Description of the Concurrent Transactions—Concurrent Transactions.”

“Excluded Assets” has its meaning described in “Annex I—Description of the New DIFL Secured Notes.”

“Existing DIFL Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Secured Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Secured Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Subordinated Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Subordinated Notes Commitment Payment” has its meaning described in “Description of the Schemes—Holders’ Entitlements under the Schemes.”

“Existing DIFL Subordinated Guarantors” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Term Loans” refers to the Term B loans under that certain First Lien Credit Agreement dated May 25, 2017 among DHL, as Holdings, DIFL, as Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Existing DIFL Term Loans Commitment Payment” has its meaning described in “Description of the Schemes—Holders’ Entitlements under the Schemes.”

“Existing DIFL Unsecured Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DIFL Unsecured Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing DL Notes” has its meaning described on the cover of this Solicitation Statement.

“Existing DL Notes Commitment Payment” has its meaning described on the cover of this Solicitation Statement.

“Existing Notes” refers, collectively, to the Existing DL Notes, the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes.

“Existing Notes Trustee” refers to Deutsche Bank Trust Company Americas, as trustee.

“Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“Exit Preferred Shares Offering Amount” has its meaning described on the cover of this Solicitation Statement.

“Funding Deadline” has its meaning described on the cover of this Solicitation Statement.

“Funding Notice” has its meaning described on the cover of this Solicitation Statement.

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“Funding Notice Date” has its meaning described on the cover of this Solicitation Statement.

“Global Notes” refers to notes represented in global form.

“Gross Proceeds” refers to the proceeds received by DHL from the offering of the Exit Preferred Shares and Subscription DHL Common Shares.

“Holding Trust” has its meaning described in “Annex V—DL Scheme Document.”

“Holding Trust Deed” has its meaning described in “Annex V—DL Scheme Document.”

“Holding Trustee” has its meaning described in “Annex V—DL Scheme Document.”

“IASB” refers to the International Accounting Standards Board.

“IFRS” refers to the International Financial Reporting Standards.

“Indirect Participants” refers to investors who hold their interests in the Global Notes indirectly through organizations that are DTC participants.

“Information and Tabulation Agent” has its meaning described on the cover of this Solicitation Statement.

“Interim Distribution” refers to the $76.5 million paid by DGHL to DIFL and DL pursuant to that certain validation order entered by the Bermuda Court on June 16, 2023 in connection with the winding-up petition against DGHL filed by Solus Long-Term Opportunities Fund Master LP in the Bermuda Court, Matter No. 77 of 2023.

“MIP” refers to the management incentive plan, to be in effect upon consummation of the Reorganization Transactions.

“New DHL” has its meaning described on the cover of this Solicitation Statement.

“New DIFL” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Credit Facility” refers to a new term facility to be entered into on the Scheme Effective Date.

“New DIFL Credit Facility Closing Date” refers to the date of entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans.

“New DIFL Secured Notes” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Secured Notes Amount” has its meaning described on the cover of this Solicitation Statement.

“New DIFL Secured Notes Indenture” refers to the indenture governing the New DIFL Secured Notes.

“New DIFL Term Loan Amount” refers to an aggregate principal amount equal to the aggregate principal amount outstanding under the Existing DIFL Term Loans as of the New DIFL Credit Facility Closing Date.

“New DIFL Term Loans” refers to the new Term B loans denominated in U.S. dollars to be borrowed by us under the New DIFL Credit Facility.

“New DIHL” has its meaning described on the cover of this Solicitation Statement.

“New DML Unsecured Notes” has its meaning described on the cover of this Solicitation Statement.

“New DML Unsecured Notes Amount” has its meaning described on the cover of this Solicitation Statement.

“New Guarantors” has its meaning described on the cover of this Solicitation Statement.

“New Money Participants” has its meaning described on the cover of this Solicitation Statement.

A-4-20

“New Notes” has its meaning described on the cover of this Solicitation Statement.

“New Notes Issuers” refer, collectively, to DML and DIFL.

“New Securities” has its meaning described on the cover of this Solicitation Statement.

“New Securities Issuers” has its meaning described on the cover of this Solicitation Statement.

“New Shares” refer, collectively, to the Exit Preferred Shares and the DHL Common Shares, including the Subscription DHL Common Shares.

“Nominee” has its meaning described on the cover of this Solicitation Statement.

“Nominee Instruction Form” has its meaning described on the cover of this Solicitation Statement.

“Non-Voting DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Non-Voting DHL Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“OUR” refers to the Office of Utilities Regulation, the regulator in Jamaica.

“Participants” refers to investors who hold their interests in the Global Notes directly through DTC as participants.

“PFIC” refers to a passive foreign investment company.

“PIK Interest” refers to the payment of interest on an instrument by increasing the outstanding principal amount thereof, or in the case of notes, by issuing additional notes rounded up to the nearest $1.00.

“Pro Rata Portion” has its meaning described on the cover of this Solicitation Statement.

“Proxy” has its meaning described on the cover of this Solicitation Statement.

“QIBs” has its meaning described on the cover of this Solicitation Statement.

“Regulation S” has its meaning described on the cover of this Solicitation Statement.

“Reorganization Transactions” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Replacement CUSIPs” has its meaning described in “Description of the Solicitations—Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting.”

“Replacement CUSIPs Assignment Date” has its meaning described in “Important Times and Dates”

“Restructuring Documents” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Revolving Credit Loans” refers to the $100.0 million of revolving credit loans denominated in U.S. dollars.

“Revolving DIFL Facility” refers to the DIFL Facility comprising of the Revolving Credit Loans.

“Rights Offering Equity Adjustment” has its meaning described on the cover of this Solicitation Statement.

“RSA” has its meaning described on the cover of this Solicitation Statement.

“Rule 144A” has its meaning described on the cover of this Solicitation Statement.

“Scheme” has its meaning described on the cover of this Solicitation Statement.

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“Scheme Claims” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Scheme Consideration” has its meaning described on the cover of this Solicitation Statement.

“Scheme Effective Date” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Scheme Meetings” has its meaning described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document,” with respect to the DL Scheme and DIFL Scheme, respectively.

“Schemes” has its meaning described on the cover of this Solicitation Statement.

“SEC” has its meaning described on the cover of this Solicitation Statement.

“Services Agreement” has its meaning described in “Description of the Concurrent Transactions—Services Agreement.”

“Shared Collateral” has its meaning described in “Annex I—Description of the New DIFL Secured Notes.”

“Shortfall” has its meaning described on the cover of this Solicitation Statement.

“SOFR” refers to the Secured Overnight Financing Rate.

“Solicitations” has its meaning described on the cover of this Solicitation Statement.

“Strike Price” refers to an enterprise value of $4 billion.

“Subscription DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Subscription Election” has its meaning described on the cover of this Solicitation Statement.

“Subscription Price” has its meaning described on the cover of this Solicitation Statement.

“Telstra Proceeds” refers to the future sale proceeds arising from DGHL’s sale of Digicel Pacific Limited to Telstra Corporation Limited.

“Term A Loan DIFL Facility” refer, collectively, to the DIFL Facility comprising of $236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros.

“Term B Loan DIFL Facility” refers to the DIFL Facility comprising of $955.0 million of Term B loans denominated in U.S. dollars.

“U.S. Exchange Act” refers to the U.S. Exchange Act of 1934, as amended.

“U.S. Securities Act” has its meaning described on the cover of this Solicitation Statement.

“VOI number” has its meaning described on the cover of this Solicitation Statement.

“Voting Deadline” has its meaning described on the cover of this Solicitation Statement.

“Voting DHL Common Shares” has its meaning described on the cover of this Solicitation Statement.

“Voting Exit Preferred Shares” has its meaning described on the cover of this Solicitation Statement.

“we,” “us,” “our” or the “Companies” has its meaning described on the cover of this Solicitation Statement.

“Withdrawal Date” has its meaning described in “Important Times and Dates.”

“Withdrawal Deadline” has its meaning described in “Important Times and Dates.”

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“Work Payments” refers to payments to certain holders that signed the RSA to reimburse their financial and legal expenses in recognition of the substantial time and resources that those holders have spent in negotiating and assisting the Companies in launching of the applicable Schemes.

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Forward-Looking Statements

This Solicitation Statement contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document, including, without limitation, in “Risk Factors.” These statements concern, among other things:

•	strategies, outlooks and growth prospects;

•	new products and services;

•	future plans and potential for future growth;

•	trends affecting our financial condition or results of operations;

•	liquidity, capital resources and capital expenditure;

•	growth in demand for our services;

•	economic outlook and industry trends;

•	development of our markets;

•	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

•	political instability in the markets in which we operate;

•	operating risks including natural disasters;

•	outbreaks of disease, such as the COVID-19 pandemic;

•	possible renewal of licenses;

•	competition in areas of our business; and

•	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	disruption of supplies and services from principal suppliers;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

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•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances;

•	retention of key members of our management;

•	our ability to complete (a) the Schemes on the terms contemplated in this Solicitation Statement and (b) the Concurrent Transactions; and

•	other factors discussed under “Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, as actual results could differ. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Please note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” of this Solicitation Statement. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

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Presentation of Financial and Other Information

This Solicitation Statement includes historical consolidated financial statements and certain financial data of DL and DIFL, which is a wholly-owned subsidiary of DIHL and an indirect wholly-owned subsidiary of DL and DHL.

DHL has no material assets, liabilities or operations other than its ownership of DIHL, and DIHL has no material assets, liabilities or operations other than its ownership of DIFL. As a result, the historical consolidated financial statements of DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 are substantially identical to those of DIFL. Therefore, we do not provide financial information with respect to DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 in this Solicitation Statement. See “Description of the Company—Corporate Reorganization and Group Structure” for a description of the changes to our corporate structure in connection with consummation of the Schemes and, if applicable, the Concurrent Transactions.

We report under IFRS as issued by the IASB, and unless otherwise indicated, all financial data and discussions relating thereto in this Solicitation Statement are based upon financial statements prepared in accordance with IFRS, as issued by the IASB.

Rounding

Certain figures in this Solicitation Statement, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Currency

In this Solicitation Statement, references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars, references to “J$” or “Jamaican dollar” are to the Jamaican dollar, references to “HTG” or “Haitian Gourde” are to the Haitian Gourde, references to “TT$” or “Trinidad and Tobago dollar” are to the Trinidad and Tobago dollar and references to “euro” or “€” are to the euro.

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Important Times and Dates

Please take note of the following important times and dates in connection with the Solicitations and the Schemes. These dates assume no extension of the Commitment Payment Election Deadline. The dates below with respect to the Schemes are indicative only. Actual dates will be dependent on, among other things, the availability of the Bermuda Court. The key dates for each Scheme will be communicated to holders of the applicable series of Existing Notes in accordance with requirements under Bermuda law. There can be no assurance that the Schemes will be consummated or that they will proceed in accordance with the indicative timelines and dates set forth below.

Date	Time and Calendar Date	Event
Solicitations Launch Date	August 21, 2023	The commencement of the Solicitations.
Commitment Payment Election Launch Date	August 21, 2023	The commencement of the Commitment Payment Election and Subscription Election ATOP events, as described in the applicable Election Form attached hereto.
Commitment Payment Election Deadline	5:00 p.m., New York City time, on September 11, 2023, unless extended	The deadline for holders to make the Commitment Payment Election and automatically deliver their Proxies to vote in favor of a Scheme in the Solicitations in order to be eligible to receive the Commitment Payment in the applicable Scheme, and, if applicable, for Eligible Existing DL Notes Holders to make the Subscription Election in order to subscribe for the New Shares in the DL Scheme.
Practice Statement Letter Issued	Expected on September 12, 2023	DL, DIHL and DIFL deliver a letter to holders of Existing Notes, including to holders of the Existing DIFL Subordinated Notes if they are included in the DIFL Scheme, in accordance with the practice direction issued by the Bermuda Court pursuant to Circular No. 18 of 2007 dated October 8, 2007, to formally confirm their intention to apply to the Bermuda Court to seek the Convening Order.
Record Date for Voting by Ballot	Expected on September 12, 2023	The date for determining who may vote on the Scheme by ballot. Any holders of record on this date who are not making the Commitment Payment Election will be eligible to vote for or against the Schemes using the ballot.
Convening Hearing	Expected on September 22, 2023	DL, DIHL and DIFL appear before the Bermuda Court to seek the Convening Order.
Explanatory Statement for Schemes sent to Scheme Creditors	Expected on October 3, 2023	DL, DIHL and DIFL deliver materials for the Schemes following receipt of a Convening Order.
Chapter 15 Filing	As soon as reasonably practicable after the Explanatory Statement for the Schemes are sent to the Scheme Creditors	DL, DIHL and DIFL file for recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code.
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Voting Deadline	Expected to be 5:00 p.m., New York City time, on October 30, 2023, unless extended	For any holders not making the Commitment Payment Election, the deadline for holders to vote for or against the Schemes using a ballot.
Scheme Meetings	Expected on November 1, 2023	Formal voting in person or by proxy of Scheme Creditors with respect to each class in each applicable Scheme.
Replacement CUSIPs Assignment Date	Promptly after the Scheme Meetings; expected on November 2, 2023

In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly made, we intend to provide for the assignment of Replacement CUSIPs to such Existing DIFL Notes. On this date, the Existing DIFL Notes for which the Commitment Payment Election was validly made would be assigned the Replacement CUSIPs and be promptly released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs would no longer be blocked from trading by ATOP.

In the event that the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date and until the Withdrawal Deadline.

Withdrawal Date	Promptly after the Scheme Meetings; expected on November 2, 2023	Existing Notes may be withdrawn from ATOP starting on this date until the Withdrawal Deadline, but a holder that withdraws its Existing Notes from ATOP will, with respect to all Existing Notes withdrawn by such holder, (i) be deemed to have withdrawn its Commitment Payment Election and, if applicable, its Subscription Election and (ii) have relinquished all rights associated with any prior election. Holders that withdraw their Existing Notes from ATOP would therefore no longer be eligible to receive the applicable Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the Schemes, and would receive only the applicable Scheme Consideration in the Schemes.
Scheme Sanction Hearing	Expected on November 10, 2023	Following approval of the Schemes by the requisite majorities at the Scheme Meetings, DL, DIHL and DIFL seek an order from the Bermuda Court sanctioning the Schemes.
Withdrawal Deadline	20 business days prior to the Closing Date	Existing Notes can no longer be withdrawn from ATOP.
Funding Notice Date	No later than 15 business days prior to the Closing Date	The Information and Tabulation Agent will deliver the Funding Notice to the DTC Participant of each New Money Participant.

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Funding Deadline	5:00 p.m., New York City time, 10 business days prior to the Closing Date	The deadline by which New Money Participants who are not Backstop Parties must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant. Defaulting Holders will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.
Backstop Funding Date	5:00 p.m., New York City time, 3 business days prior to the Closing Date	The deadline for the Backstop Parties to deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Shortfall pursuant to the Backstop Commitment Agreement (which deadline is subject to certain exceptions as set forth in the Backstop Commitment Agreement).
Closing Date	Expected to occur in the Fourth Quarter of 2023	New Securities (including the applicable Commitment Payment, if any) are issued pursuant to the terms of the Schemes.

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Risk Factors

You should carefully consider the following risks, together with other information provided to you in this Solicitation Statement, in deciding whether to participate in the Solicitations. Some of the risks relate to the Schemes and the New Securities and others relate to our businesses. The occurrence of any of the events discussed below could have a material adverse effect on our business, results of operations or financial condition. If these events occur, the trading prices of the Existing Notes and/or the New Securities could decline, and Digicel Limited, Digicel MidCo Limited, Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and/or Digicel International Finance Limited may not be able to pay all or part of the interest or principal on the applicable series of notes, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

This Solicitation Statement contains “forward-looking” statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this Solicitation Statement. See “Forward-Looking Statements.”

Risks Relating to the Solicitations

If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.

If we achieve the 75% Condition, we expect to propose the Schemes by applying to the Bermuda Court for a Convening Order in respect of the Schemes. For the avoidance of doubt, subject to the terms of the RSA, we reserve the absolute right to propose the Scheme even if we do not achieve the 75% Condition. If we commence the Schemes and are successful in effecting the Schemes, we will be able to exchange all outstanding Existing Notes, even from holders that did not deliver their Proxy or voted against the applicable Scheme. Such holders will have their Existing Notes exchanged upon the economic terms laid out in the applicable Scheme as further described in “Description of the Schemes.”

The consideration to be received in the Schemes does not reflect any valuation of the Existing Notes or the New Securities, and none of us, the New Securities Issuers, the Existing Notes Trustee or the Information and Tabulation Agent makes any recommendation that any holder participate in the Solicitations.

We have made no determination that the consideration to be received in the Schemes represents a fair valuation of either the Existing Notes or the New Securities. We have not obtained a fairness opinion from any financial advisor about the fairness of the consideration to be received by holders in the Schemes.

None of us, the New Securities Issuers, the Existing Notes Trustee, the Information and Tabulation Agent or any affiliate of any of them makes any recommendation as to whether holders of the Existing Notes should participate in the Solicitations. Holders should consult their own tax, accounting, financial and legal advisors regarding the suitability for themselves of the tax, accounting, financial, legal or other consequences of participating or refraining to deliver their Proxies.

Holders of Existing Notes that do not make a valid Commitment Payment Election by the Commitment Payment Election Deadline will not be eligible to receive the applicable Commitment Payment. The DHL Common Shares that holders of Existing DL Notes receive as Scheme Consideration will be subject to dilution by, among other things, the Commitment Payment.

If holders of Existing Notes do not make a valid Commitment Payment Election by the Commitment Payment Election Deadline, they will not be eligible to receive the applicable Commitment Payment in the Schemes and will receive only the Scheme Consideration upon consummation of the Schemes. In addition, the Existing DL Notes Commitment Payment paid to holders of Existing DL Notes that make a valid Commitment Payment Election will dilute the DHL Common Shares issued as Scheme Consideration in the DL Scheme. Assuming all holders of Existing DL Notes make the Commitment Payment Election by the Commitment Payment Election Deadline, 2.31% of the DHL Common Shares would be issued in respect of the Existing DL Notes Commitment Payment in the DL Scheme, which would reduce the DHL Common Shares issued as Scheme Consideration in the DL Scheme from

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48.78%4 to 46.47% of the DHL Common Shares, excluding any Rights Offering Equity Adjustment. See also “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

The Solicitation may not be completed or may be terminated or amended in our sole discretion.

No assurance can be given that the Solicitations will be completed. A Solicitation may not be completed if any of the conditions described under “Description of the Solicitations—Conditions to the Solicitations” are not satisfied or waived. Furthermore, subject to applicable law, the terms of the RSA and as provided in each Solicitation, the Company may, in its sole discretion, extend, amend or terminate such Solicitation at any time before such announcement and may, in its sole discretion, waive any of the conditions to such Solicitation either before or after such announcement. See “Description of the Solicitation—Conditions to the Solicitations.”

Holders are responsible for complying with the procedures of the Solicitations.

Each holder is responsible for complying with all of the procedures for delivering a Proxy. None of us, the New Securities Issuers, the Information and Tabulation Agent, the Existing Notes Trustee or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for informing the holders of irregularities with respect to any Proxy.

Risks Relating to the Schemes

Even if we propose a Scheme with respect to a series of Existing Notes, there is no assurance that the Bermuda Court will sanction such Scheme or sanction such Scheme upon the terms and conditions presented. The Schemes are also inter-conditional. If we enter into a Scheme with respect to a series of Existing Notes, you may be prevented from trading your Existing Notes of such series until the Scheme has been completed or terminated. We cannot provide you any assurance as to how long the Bermuda Court may take to sanction the Schemes, if at all.

The DL Scheme will require the consent of the holders of the outstanding Existing DL Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DL Notes present and voting at a court ordered meeting held to consider, and if thought fit, approve the DL Scheme. The DIFL Scheme will require the consent of holders of the outstanding Existing DIFL Unsecured Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Unsecured Notes, together with the consent of holders of the outstanding Existing DIFL Secured Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Secured Notes, in each case present and voting at court ordered meetings held to consider, and if thought fit, approve the DIFL Scheme. The DIFL Scheme will also require the consent of lenders under the Existing DIFL Term Loans representing in aggregate a majority in number of those lenders and at least 75% by value of the aggregate principal amount outstanding of the Existing DIFL Term Loans present and voting at a court ordered meeting held to consider, and if thought fit, approve the DIFL Scheme. The DL Scheme and the DIFL Scheme are inter-conditional and therefore if either scheme fails to obtain the requisite consent of Scheme Creditors in any class or the Bermuda Court declines to sanction a Scheme, the other Scheme will not be consummated.

In addition, as part of the DIFL Scheme we may also propose an exchange of any and all of the Existing DIFL Subordinated Notes. See “Description of the Schemes.” If we were to do so, in addition to the foregoing requirements, to be approved by the requisite majorities, the DIFL Scheme would require the approval by the outstanding Existing DIFL Subordinated Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing DIFL Subordinated Notes.

Following approval at the court-ordered meetings, we will then apply by way of petition to the Bermuda Court for an order sanctioning the Schemes, at the hearing of which petition the Bermuda Court will sanction the Schemes

4 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

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if it is satisfied that the requisite voting thresholds of each class of creditors have been met, the correct procedures have been followed, the proposed arrangements are fair and reasonable and that there are no other reasons why the Schemes should not be approved. Assuming the Bermuda Court sanctions the Schemes and upon filing the order of the Bermuda Court sanctioning the Schemes with the Registrar of Companies in Bermuda, all holders of Existing Notes (whether or not they voted in favor of the Scheme), subject to the terms of the applicable Scheme and subject to the satisfaction of any conditions precedent thereunder, will be compelled under the terms of the order of the Bermuda Court sanctioning the applicable Scheme to exchange all of the Existing Notes subject to the terms of the applicable Scheme for the applicable New Securities. We anticipate obtaining recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code, which would cause the Schemes (and their effect on the Existing Notes) to become effective and binding on holders of Existing Notes under U.S. law.

Even if we decide to propose the Schemes, there can be no assurance that the Bermuda Court will sanction such Scheme, or sanction such Scheme upon the terms and conditions presented. Furthermore, even if the Schemes are approved at the court-ordered meetings of Scheme Creditors, it is possible for a person with an interest in the applicable Scheme (whether a holder of the Existing Notes of the applicable series or otherwise) to object to the applicable Scheme and to attend or be represented at the sanction hearing in order to make submissions that the Scheme before the Bermuda Court should not be approved and to appeal against the granting of the sanction order. Any such objections or appeal will delay or possibly prevent the implementation of the Schemes.

If we are able to consummate the Schemes, you will not receive the applicable New Securities until the sanction order is filed with the Registrar of Companies in Bermuda and any conditions specified in the Scheme are satisfied, which is expected to include recognition of such Schemes under Chapter 15 of the U.S. Bankruptcy Code and certain required governmental approvals in certain jurisdictions in which we operate. We cannot provide any assurance as to how long the Bermuda Court may take to issue the sanction order or how long it would take to obtain recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code. While we intend to release the Existing DIFL Notes from the ATOP system following the Scheme Meeting for the DIFL Scheme and the assignment of the Replacement CUSIPs, as described in “Description of the Solicitations—Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting,” in the event that the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes would remain in ATOP and be blocked from trading, and you may be prohibited from trading the applicable Existing Notes you hold for an indefinite period of time.

In order to consummate the Schemes, we must obtain certain governmental approvals, and if such approvals are delayed or not granted, consummation of the Schemes may be delayed or prevented.

Consummation of the Schemes is conditioned upon certain required approvals by relevant government authorities in certain jurisdictions in which we operate, including with respect to anti-trust and foreign direct investment. Although we have agreed to use reasonable efforts to obtain required governmental approvals, there can be no assurance that the required approvals will be obtained and no assurance that the Schemes will be consummated. As a condition to the approval of the Schemes, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our business, which could materially and adversely affect our business and results of operations following the consummation of the Schemes. Furthermore, if approval would be required from the Federal Communication Commission of the United States and such approval is not likely to be received by December 19, 2023, then, the Company may proceed to complete the Schemes without such approval, and an entity owned by Mr. Denis O’Brien will retain any assets that may not be transferred in absence of such approval and shall continue to own and preserve such assets in the ordinary course of business until such approval is received. In such case, all of the benefit and burden of such assets will be passed through to, and be borne by, the Company until such approval is received and the assets are transferred to the Company.

We may not receive recognition of the Schemes in the United States or other countries.

If the Schemes are proposed with respect to the Existing Notes, even though the Schemes may be successful in Bermuda, there remains a risk that such effects would not be recognized in other countries. Although we have received advice that it is likely that the effects of the Schemes will be recognized in the United States upon the Chapter 15 recognition order being made, we cannot confirm whether other countries will recognize the Schemes. In the event the Schemes are not recognized in other places, holders of such series of Existing Notes would not be prevented from trying to enforce their rights against us in applicable courts. In parallel, if we elect to consummate

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the Schemes and are successful in obtaining an order from the Bermuda Court sanctioning the Schemes, we will file a recognition of the Schemes in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.

Adverse publicity relating to the Reorganization Transactions may adversely affect the Digicel Group’s customer and supplier relationships and/or the market perception of the Group’s business.

Adverse publicity relating to the Reorganization Transactions may negatively impact on the Digicel Group’s customer and supplier relationships (including financial and insurance institutions) and/or the market perception of its business.

Existing suppliers may also choose not to do business with the Digicel Group, may demand quicker payment terms and/or may not extend normal trade credit. The Digicel Group may find it difficult to obtain new or alternative suppliers.

Counterparties may assert that implementation of the Schemes breaches certain of the Digicel Group’s contractual obligations or licenses.

There is a risk that counterparties assert that the proposal or the implementation of the Schemes, or taking any steps required to implement the Schemes, may constitute a breach of the Digicel Group’s obligations under one or more agreements or licenses. The consequences of such a breach may include the termination of such agreement, asserted acceleration of claims against the Digicel Group or termination of such license, which may negatively affect the results of operations and financial condition of the Digicel Group.

Risks Relating to Our Debt, the New Notes and the Guarantees

The New Notes Issuers’ leverage and debt-service obligations could have an adverse effect on their financial health and prevent the New Notes Issuers from fulfilling their obligations under the New Notes, diminish their ability to raise additional capital to fund their operations, limit the amount of cash they have available, for example for acquisitions and cash dividend payments, and limit their ability to react to changes in the economy or the telecommunications industry.

The New Notes Issuers have a substantial amount of debt and significant debt service obligations. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, DIFL’s total consolidated debt would be $2,728.3 million, which would include $1,016.5 million dollar equivalent of borrowings under the New DIFL Term Loans, assuming all lenders of Existing DIFL Term Loans elect to receive their Work Payment in the form of New DIFL Term Loans, $1,250.0 million aggregate principal amount of the New DIFL Secured Notes, assuming all holders of the Existing DIFL Secured Notes elect to receive their Work Payment in the form of New DIFL Secured Notes, and $461.8 million of other debt, primarily consisting of lease obligations and licensing fees. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, DML’s total consolidated debt would be $3,124.7 million, which would include $396.4 million aggregate principal amount of the New DML Unsecured Notes. DML will primarily look to cash generated by DIFL to provide funding to service its debt. The New DIFL Secured Notes Indenture and the New DIFL Credit Facility will permit DIFL to pay dividends to service such debt, subject to the satisfaction of certain financial and other conditions set forth in the New DIFL Secured Notes Indenture and the New DIFL Credit Facility.

The New Notes Issuers’ substantial level of indebtedness could have important negative consequences for the New Notes Issuers and to you as a holder of the New Notes. For example, it could:

•	require the New Notes Issuers to dedicate a large portion of their cash flow from operating activities to fund payments on their debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase the New Notes Issuers’ vulnerability to adverse general economic or industry conditions;

•	limit the New Notes Issuers’ flexibility in planning for, or reacting to, changes in their business or the industry in which the New Notes Issuers operate;

•	limit the New Notes Issuers’ ability to raise additional debt or equity capital in the future or increase the cost of such funding;

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•	restrict the New Notes Issuers from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for the New Notes Issuers to satisfy their obligations with respect to the New Notes and the New Notes Issuers’ other debt; and

•	place the New Notes Issuers at a competitive disadvantage compared to their competitors that have less debt.

In the event of significant and/or sustained financial difficulties, there is no guarantee that the New Notes Issuers would continue to be able to meet all of their debt service obligations. Any inability to meet such debt service obligations could result in insolvency proceedings or reorganization and investors could lose all or a significant portion of their investment.

The New Notes Issuers’ ability to pay principal and interest on the New Notes may be affected by Digicel Group’s organizational structure. The New Notes Issuers are dependent upon payments from their subsidiaries to fund payments to you on the New Notes, and their ability to receive funds from their subsidiaries is dependent upon the profitability of such subsidiaries and restrictions imposed by law and contracts.

The New Notes Issuers are holding companies that do not conduct any business operations. As a result, each relies upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Their subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under the New Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

DIFL will be party to the New DIFL Credit Facility and the New DIFL Secured Notes Indenture, which impose substantial restrictions on DIFL’s ability to pay dividends. Any payment of dividends will be subject to the satisfaction of certain financial and other conditions set forth in the New DIFL Credit Facility and the New DIFL Secured Notes Indenture. The ability of DIFL and certain of their subsidiaries to comply with such conditions may be affected by events that are beyond its control.

A breach of any such conditions could result in a default under the New DIFL Credit Facility or the New DIFL Secured Notes Indenture, and in the event of any such default, the lenders under the New DIFL Term Loans or the holders of the New DIFL Secured Notes could elect to accelerate the maturity of all of the loans outstanding under the New DIFL Term Loans or all of the New DIFL Secured Notes. If the maturity of the loans outstanding under the New DIFL Term Loans, the New DIFL Secured Notes were to be accelerated, all of the outstanding debt under the New DIFL Term Loans and the New DIFL Secured Notes would be required to be paid in full before DIFL would be permitted to distribute any assets or cash to DML.

Future borrowings by DIFL can also be expected to contain restrictions or prohibitions on the payment of dividends by such subsidiaries to DML. In addition, if the maturity of the loans outstanding under the New DIFL Credit Facility were to be accelerated, then this could constitute a default under the indentures governing the New Notes.

The ability of the New Notes Issuers’ respective subsidiaries to make payments to the New Notes Issuers will also be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends. In addition, although the New Notes Issuers maintain management control over all their respective subsidiaries, they have some subsidiaries with local minority equity participants who may object to payment of dividends.

Further, the creditors of DIFL’s subsidiaries have direct claims on such subsidiaries and their assets, and the claims of holders of the New DIFL Secured Notes are “structurally subordinated” to any existing and future liabilities of DIFL’s non-guarantor subsidiaries. This means that the creditors of DIFL’s non-guarantor subsidiaries have priority in their claims on the assets of the subsidiaries over creditors of DIFL, including the holders of the New DIFL Secured Notes. All of DIFL’s other consolidated liabilities other than the direct obligations of DIFL (including the New DIFL Secured Notes) are obligations of DIFL’s subsidiaries and are effectively senior to the New DIFL Secured Notes.

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The New DML Unsecured Notes will be structurally subordinated to all existing and future obligations of DML’s subsidiaries, including DIHL and DIFL, and will be unsecured.

The creditors of the subsidiaries of DML, including DIHL and DIFL, have direct claims on those subsidiaries and their assets, and the claims of holders of the New DML Unsecured Notes will be “structurally subordinated” to any existing and future liabilities of DML’s subsidiaries, including the New DIFL Credit Facility and the New DIFL Secured Notes. All of DML’s indebtedness other than the New DML Unsecured Notes will be held by DML’s subsidiaries, which, after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, would have been $2,728.3 million, all of which is structurally senior to the New DML Unsecured Notes. This means that the creditors of DML’s subsidiaries will have priority in their claims on the assets of those subsidiaries over DML’s creditors, including the holders of New DML Unsecured Notes. In the event of the bankruptcy, liquidation, reorganization or other winding up of DML, there may not be sufficient assets remaining to pay amounts due on any or all of the New DML Unsecured Notes then outstanding.

In addition, the New DML Unsecured Notes are unsecured and will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness. After giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023, we would have had $2,266.5 million aggregate principal amount of secured indebtedness outstanding, including the New DIFL Secured Notes and the New DIFL Term Loans. Subject to the limitations set forth in the New DIFL Credit Facility and the New DIFL Secured Notes Indenture, we can incur additional secured debt. Upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of secured debt will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full from the assets securing that secured debt before any payment may be made with respect to the New DML Unsecured Notes. Substantially all of the assets of DML’s subsidiaries will be pledged to secure the obligations under the New DIFL Credit Facility and the New DIFL Secured Notes. In addition, the terms of the New DML Unsecured Notes will permit us to pledge our other unencumbered assets in connection with additional indebtedness, subject to certain limits. Because the New DML Unsecured Notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the New DML Unsecured Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full or at all. If the value of such remaining assets is less than the aggregate outstanding principal amount of New DML Unsecured Notes and all other debt ranking pari passu with such notes, we may be unable to satisfy our obligations under the New DML Unsecured Notes. In addition, if we fail to meet our payment or other obligations under our secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the New DML Unsecured Notes. As a result, you may lose a portion of or the entire value of your investment in the New DML Unsecured Notes.

Many of our assets have been pledged to secure other obligations and will not be available to holders of the New DML Unsecured Notes until those other obligations are satisfied.

Substantially all of our subsidiaries’ assets will be pledged to secure the obligations under the New DIFL Credit Facility and the New DIFL Secured Notes, which would have been $1,016.5 million and $1,250.0 million principal amount outstanding, respectively, after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023. Claims of holders of the New DML Unsecured Notes against such other assets will be effectively subordinated to the claims of the holders of these other secured obligations. In addition, the terms of the New DML Unsecured Indenture permit DML and its subsidiaries to pledge their other unencumbered assets in connection with additional indebtedness, subject to certain limits.

The New Notes Issuers may be able to incur substantially more debt.

Subject to the restrictions in the indentures governing the New Notes and in other instruments governing the New Notes Issuers’ debt, the New Notes Issuers and their respective subsidiaries may be able to incur substantial additional debt in the future, which could be structurally senior to the New Notes, including secured debt. Although the terms of the indentures governing the New Notes and the instruments governing certain of the New Notes Issuers’ other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. To the extent new debt is added to the New Notes Issuers’ current debt levels, the substantial leverage-related risks described above would increase. For example, the New Notes Issuers will be required to use a

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portion of future cash flow from operating activities to service the principal and interest payments on their indebtedness, which will reduce the funds available for operations, including capital investments and business expenses.

Each New Notes Issuer’s ability to generate cash depends on many factors beyond its control, and each New Notes Issuer may not be able to generate cash required to service its debt, including the New Notes.

Each New Notes Issuer’s ability to make scheduled payments on the New Notes and each New Notes Issuer’s ability to meet its respective other debt service obligations or to refinance its debt depends on its future operating and financial performance and ability to generate cash. This will be affected by the New Notes Issuers’ abilities to implement successfully their business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond their control. If the New Notes Issuers cannot generate sufficient cash to meet their debt service obligations or fund their other business needs, they may, among other things, need to refinance all or a portion of their debt, including the New Notes, obtain additional financing, delay capital expenditures or sell assets. The New Notes Issuers cannot assure you that they will be able to generate sufficient cash through any of the foregoing. If the New Notes Issuers are not able to refinance any of their debt, obtain additional financing or sell assets on commercially favorable terms or at all, they may not be able to satisfy their obligations, including the New Notes. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. The New Notes Issuers’ assets may not be sufficient to pay such amounts.

A significant increase in the New Notes Issuers’ net indebtedness or that of their parent entities could result in changes in the terms on which credit is extended to the New Notes Issuers.

A significant increase in the New Notes Issuers’ net indebtedness or that of their parent entities could result in changes to the terms on which banks and suppliers are willing to extend credit to them. For example, this could increase the New Notes Issuers’ costs of financing or cause them to become obligated to make early repayment on some or all of their indebtedness, either of which could have a material adverse effect on their business, financial condition and results of operations.

A downgrade in the New Notes Issuers’ credit ratings (or that of their parent entities) could negatively affect their ability to access capital and increase the cost of maintaining their credit facilities and any new debt.

Failure to compete effectively with the New Notes Issuers’ existing competitors and to adapt to new competition and new technologies or failure to implement the New Notes Issuers’ business strategies while maintaining their respective existing business could result in a loss of revenue, a decline in profitability, a decrease in the value of their businesses and/or a downgrade of their credit ratings, which could restrict their access to the capital markets. In addition, any downgrade in the New Notes Issuers’ credit ratings (or that of their parent entities) may have an adverse effect on the market price or marketability of the New Notes Issuers’ existing and future indebtedness. Restricted access to the capital markets increases to the cost of maintaining credit facilities and any debt incurred in the future could have a negative impact on the New Notes Issuers’ liquidity.

Each guarantee will be subject to certain limitations on enforcement and may be limited by applicable laws or subject to certain defenses that may limit its validity and enforceability.

Certain guarantors will guarantee the payment of the New DIFL Secured Notes on a senior secured basis and will provide the holders of the New DIFL Secured Notes and the applicable trustees with a direct claim against each relevant guarantor. However, the indenture governing the New DIFL Secured Notes will provide that each guarantee will be limited to the maximum amount that can be guaranteed by the relevant guarantor without rendering the relevant guarantee, as it relates to that guarantor, avoidable or otherwise ineffective or limited under applicable law, and enforcement of each guarantee would be subject to certain generally available defenses. The indenture governing the New DIFL Secured Notes will also permit guarantees by foreign subsidiaries to be limited to the extent necessary to comply with applicable local law, and these limitations could limit the value of the guarantees.

For example, the guarantee provided by Digicel (Trinidad & Tobago) Limited, a company incorporated under the laws of Trinidad and Tobago, will be limited to approximately $35 million, the total amount permitted to be guaranteed under applicable financial assistance laws. The guarantee given by Unigestion Holding, S.A., a company incorporated under the laws of Haiti, will be limited to approximately $105 million.

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In addition, Curaçao Telecom N.V., a company incorporated under the laws of Curaçao, and New Millennium Telecom Services N.V., a company incorporated under the laws of Aruba, require a license from the Central Bank of Curaçao and Sint Maarten and the Central Bank of Aruba, respectively, to serve as guarantor. Applications for such licenses are pending, and there can be no assurance that they will be obtained. Moreover, even if obtained, such licenses may be subject to certain conditions and/or impose limitations on the guarantees provided. The Central Bank of Aruba has indicated, for instance, that the guarantee given by New Millennium Telecom Services N.V. may be limited to approximately $34 million.

Enforcement of any of the guarantees against any guarantor will be subject to certain defenses available to guarantors in the relevant jurisdiction. These laws and defenses generally include those that relate to corporate purpose or benefit, fraudulent conveyance or transfer, transfer at undervalue, avoidable preference, insolvency or bankruptcy challenges, financial assistance, preservation of share capital, thin capitalization, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally. The creditors of DML, DIFL or the guarantors could challenge the issuances of the New Notes or the guarantees as fraudulent conveyances or transfers, preferences, transfers at under value or on other grounds under applicable law. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee depending on the amounts of its other obligations and applicable law. Limitations on the enforceability of judgments obtained in New York courts in such jurisdictions could also limit the enforceability of any guarantee against any guarantor.

A court could avoid the obligations under the New Notes or any guarantee or take other actions detrimental to the holders of the New Notes if, among other things, it were to determine that DML, DIFL or a guarantor:

•	issued the New Notes or guarantee with the intent to prefer or defeat or hinder, delay or defraud its existing or future creditors; or

•	received less than reasonably equivalent value or fair consideration in return for issuing the New Notes or the guarantee; and (i) was insolvent or rendered insolvent by reason of issuing the New Notes or the guarantee; (ii) was undercapitalized or became undercapitalized because of the relevant guarantee; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.

These or similar laws may also apply to any future guarantee granted by any of our subsidiaries pursuant to each indenture governing the New Notes, which are also subject to the risk of being avoided as a preference to the extent they are issued after the date this offering closes.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent such guarantor did not obtain a reasonably equivalent benefit from the issuance of the New DIFL Secured Notes.

The measures of insolvency for purposes of the fraudulent conveyance or transfer laws vary depending upon the law being applied in any particular proceeding, such that we cannot assure you which standard a court would apply in determining whether a guarantor was “insolvent” at the relevant time or that, regardless of method of valuation, a court would not determine that a guarantor was insolvent on that date, or subsequently rendered insolvent, or that a court would not determine, regardless of whether or not a guarantor was insolvent on the date its guarantee was issued, or subsequently rendered insolvent, that payments to holders of the New DIFL Secured Notes constituted preferences, fraudulent conveyances or transfers on other grounds under United States law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•	the present fair saleable value of its assets or fair value of its property was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The liability of each guarantor under its guarantee will be limited to the amount that will result in such guarantee not constituting a preference, fraudulent conveyance or transfer or improper corporate distribution or

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otherwise being set aside (although this provision may not be effective to protect the guarantees from being avoided). However, there can be no assurance as to what standard a court will apply in making a determination of the maximum liability of each guarantor. There is a possibility that the entire guarantee may be set aside, in which case the entire liability may be extinguished.

Under U.S. law, to the extent a court avoids a guarantee as a fraudulent conveyance or transfer or preference or holds it unenforceable for any other reason, holders of the New DIFL Secured Notes would cease to have any direct claim against the guarantor that delivered the guarantee and would be creditors solely of DIFL and, if applicable, of any guarantor under the relevant guarantee which has not been avoided. In the event that any guarantee is invalid or unenforceable, in whole or in part, the New DIFL Secured Notes would be, to the extent of such invalidity or unenforceability, structurally subordinated to all liabilities of the applicable guarantor, and if we cannot satisfy our obligations under the New DIFL Secured Notes or any guarantee is found to be a preference, fraudulent conveyance or transfer or is otherwise set aside, we cannot assure you that we can ever repay in full any amounts outstanding under the New DIFL Secured Notes or that you would not have to return any prior payments on the New DIFL Secured Notes. Similar limitations could apply in other jurisdictions. See “Certain Insolvency Law and Local Law Limitations” for a summary description of certain limitations on the validity and enforceability of the New Notes and the guarantees and a summary of certain insolvency considerations in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands.

Restrictions imposed by the indentures governing the New Notes and the agreements governing certain of the New Notes Issuers’ other outstanding debt, including the New DIFL Term Loans, will contain various covenants that limit the ability of the New Notes Issuers to take certain actions.

The indentures governing the New Notes and the agreements governing the New Notes Issuers’ other outstanding debt, including the New DIFL Term Loans, will contain various covenants that limit the New Notes Issuers’ flexibility in operating their respective businesses. For example, these agreements restrict, among other things, the New Notes Issuers’ ability and the ability of certain of their subsidiaries to, among other things:

•	borrow money;

•	pay dividends or make other distributions;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	issue or sell share capital of its subsidiaries;

•	issue certain guarantees;

•	enter into transactions with affiliates; and

•	amalgamate, merge, consolidate, or sell, lease or transfer all or substantially all of its assets.

The New Notes Issuers cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect them, their future operations or capital needs, or engage in other business activities that may be in their interest, or react to adverse market developments. In addition, these restrictions and covenants may adversely affect DIFL’s ability to finance DIHL and its other parent entities.

In addition, the New DIFL Credit Facility will require DIFL to satisfy specified financial tests in order to permit DIFL to take certain actions. The ability of DIFL to meet these financial tests may be affected by events beyond DIFL’s control and, as a result, DIFL cannot assure you that it will be able to meet these tests. In the event of a default under the New DIFL Credit Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. DIFL may be unable to pay these debts in such circumstances. If DIFL were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. DIFL cannot assure you that the collateral will be

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sufficient to repay in full those amounts and the amounts owing to the holders of the New DIFL Secured Notes. DIFL cannot assure you that the operating and financial restrictions and covenants in the New DIFL Credit Facility will not adversely affect its ability to finance its future operations or capital needs, or engage in other business activities that may be in its interest, or react to adverse market developments.

The New Notes Issuers may be unable to repurchase the New Notes of the applicable series as required upon a change of control.

If the New Notes Issuers experience a change of control, the New Notes Issuers would be required to make an offer to repurchase all of the New Notes of the applicable series outstanding at 100% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, the New Notes Issuers may be unable to do so because they might not have enough available funds at the time of such change of control to make the required purchase of such New Notes. See “Annex I—Description of the New DIFL Secured Notes—Purchase of Notes upon a Change of Control” and “Annex II—Description of the New DML Unsecured Notes—Purchase of Notes upon a Change of Control.” In addition, certain of the New Notes Issuers’ other outstanding indebtedness, and any future indebtedness, may limit their respective abilities to repurchase the New Notes upon a change of control.

Bermuda fraudulent transfer statutes allow courts, under specific circumstances, to limit your rights as a noteholder, which could result in your not being repaid in full.

As the New Notes are non-investment grade securities, they may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims. In any reorganization or liquidation proceeding relating to the New Notes Issuers, holders of the New Notes may lose their entire investment, may be required to accept cash or securities with a value less than their original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated may not compensate the noteholders adequately for the risks assumed. In particular, and without limiting the foregoing, under Section 36C of the Conveyancing Act 1983 of Bermuda, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of the disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against the transferor, and (ii) where the person seeking to set aside or void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor, or they were a person whom the Bermuda Court is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under Section 36C.

Furthermore, if a Bermuda company is being wound up, certain actions to avoid transactions may be brought under Bermuda law which may impose liability and/or void security interests of those involved in a restructuring or reorganization of the company. Such proceedings could potentially impact the New Notes Issuers or holders of the New Notes. In particular:

Under Section 237 of the Bermuda Companies Act, certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be set aside or held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under Section 166 of the Bermuda Companies Act, in a winding-up by the court, any disposition of the property of a Bermuda company, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up shall, unless the court orders otherwise, be void.

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Furthermore, if a Bermuda company is being wound up, certain anti-avoidance actions may be brought under Bermuda law which may impose liability and/or void security interests of those involved in a restructuring or reorganization of the company. Such proceedings could potentially impact the New Notes Issuers or holders of the New Notes. In particular, under Section 246 of the Bermuda Companies Act, if in the course of the winding-up of a company it appears that any business of the company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the court may declare that any persons who were knowingly parties to the carrying on of the business in such manner shall be personally responsible, without any limitation of liability, for all or any of the debts or other liability of the company as the court may direct.

Under Section 239 of the Bermuda Companies Act, where a company is being wound up, a floating charge on the undertaking or property of the company created within 12 months of the commencement of the winding-up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge.

An active trading market may not develop for the New Notes.

The New Notes Issuers cannot assure you as to the liquidity of any market that may develop for the New Notes of any series, the ability of holders of such New Notes to sell them or the price at which the holders of such New Notes may be able to sell them. The liquidity for any market for the New Notes of any series will depend on the number of holders of such New Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the relevant New Notes Issuers’ financial condition, performance and prospects, as well as recommendations by securities analysts. Historically, the market for non-investment grade debt, such as the New Notes, has been subject to disruptions that have caused substantial price volatility. The New Notes Issuers cannot assure you that if a market for the New Notes of a series were to develop, such a market would not be subject to similar disruptions. As a result, the New Notes Issuers cannot assure you that an active trading market for the New Notes of any series will develop or, if one does develop, that it will be maintained. If an active trading market does not develop or cannot be maintained, this could have a material adverse effect on the liquidity and the trading price of such New Notes. Market fluctuations, as well as economic conditions, have adversely affected the market price of many securities. The New Notes Issuers cannot assure you that these conditions will not adversely affect the market prices of the New Notes.

If a market for the New Notes of any series does develop, the New Notes Issuers also cannot assure you that you will be able to sell your New Notes, if issued, at a particular time or that the prices that you receive when you sell will be favorable. The New Notes Issuers also cannot assure you as to the level of liquidity of the trading market for the New Notes of any series.

The New Notes may be subject to restrictions on transfer.

The New Notes to be issued pursuant to the Schemes will be issued in reliance on the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. The New Notes Issuers have not registered the New Notes under any other country’s securities laws. It is the holder’s obligation to ensure that the holder’s offers and sales of the New Notes within the United States and other countries comply with applicable securities laws.

Enforcing your rights against us or under the guarantees of the New DIFL Secured Notes by certain of our foreign subsidiaries across multiple jurisdictions may be difficult.

The New DML Unsecured Notes will be issued by DML, which is incorporated under the laws of Bermuda, and the New DIFL Secured Notes will be co-issued by DIHL and DIFL, both of which are incorporated under the laws of Bermuda. Your rights under the New Notes may be subject to the insolvency and procedural laws of Bermuda,

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and there can be no assurance that you will be able to effectively enforce your rights in such bankruptcy, insolvency or similar proceedings. In addition, the bankruptcy, insolvency, procedural and other laws of Bermuda may be materially different from, or conflict with, each other, including in the areas of rights of creditors, priority of government entities and other third-party and related-party creditors, ability to obtain post-bankruptcy filing loans or to pay interest and the duration of proceedings. The laws of Bermuda may not be as favorable to your interests as the laws of jurisdictions with which you are familiar. The application of these laws, or any conflict among them, could call into question what and how Bermuda’s laws should apply. Such issues may adversely affect your ability to enforce your rights under the New Notes in Bermuda or limit any amounts that you may receive.

In addition, certain of our existing subsidiaries that will guarantee for the New DIFL Secured Notes are organized in other jurisdictions, including Antigua and Barbuda, Aruba, Barbados, Bonaire, the Cayman Islands, Curacao, El Salvador, France, Haiti, Jamaica, Luxembourg and Trinidad and Tobago. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions, in the jurisdiction of organization of any future guarantor of the New DIFL Secured Notes or in another jurisdiction such as the United States. Your rights under the New DIFL Secured Notes and the guarantees will thus be subject to the laws of several jurisdictions, and you may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

DML and DIFL are incorporated under the laws of Bermuda. None of their directors or executive officers are residents of the United States. All or a substantial portion of their assets and those of their directors and executive officers are located outside the United States. As a result, it may not be possible for investors in their respective securities to effect service of process within the United States upon such persons or upon them or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws. See “Service of Process and Enforcement of Judgments.”

We have also been advised by our Bermuda counsel, Conyers Dill & Pearman Limited, that the United States does not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters with Bermuda. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable by the United States courts directly in Bermuda, although judgments of United States courts are enforceable by way of the process of common law enforcement of judgments. If the party in whose favor such final judgment on the merits is rendered brings a new suit in a competent court in Bermuda, the party may submit the final judgment that has been rendered in the United States to a Bermuda Court for the purpose of recognition and enforcement in Bermuda. A judgment by a federal or state court of the United States against the New Notes Issuers will be regarded by a Bermuda Court only as evidence of the outcome of the dispute to which such judgment relates, and a Bermuda Court may choose to rehear the dispute. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against the New Notes Issuers or their directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda or such jurisdictions against the New Notes Issuers or their directors or officers under the securities laws of other jurisdictions particularly if the New Notes Issuers does not submit to the jurisdiction of the court in the United States in which the proceedings take place.

Risks Relating to the Collateral for the New DIFL Secured Notes

Even though the holders of the New DIFL Secured Notes will benefit from a first-priority lien on the Shared Collateral, the representative of the lenders under the New DIFL Credit Facility will initially have the exclusive right to control actions (including the exercise of remedies) with respect to the Shared Collateral. The First Lien Intercreditor Agreement will contain customary provisions for a New York law intercreditor agreement,

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but will not contain any provisions that seek to address non-New York law insolvency and restructuring considerations typically available in non-New York law intercreditor agreements.

The rights of the holders of the New DIFL Secured Notes in the Shared Collateral (including the right to exercise remedies) will be subject to the First Lien Intercreditor Agreement among the Collateral Agent, New DIFL Credit Facility Administrative Agent, the Trustee and any representative for the holders of future pari passu obligations. Under the First Lien Intercreditor Agreement, any actions that may be taken with respect to the Shared Collateral, including the ability to cause the commencement of enforcement proceedings against the Shared Collateral or to control such proceedings, will be at the direction of the New DIFL Credit Facility Administrative Agent until the earlier to occur of (x) the discharge of all obligations under the New DIFL Credit Facility (which discharge does not include certain refinancings of the New DIFL Credit Facility) and (y) 180 days after the occurrence of an event of default under the agreement governing the series of first priority lien obligations representing the largest outstanding principal amount of indebtedness secured by a first priority lien on the Shared Collateral (excluding the New DIFL Credit Facility); provided that (a) such indebtedness is then due and payable in full (whether as a result of acceleration or otherwise) and (b) the representative of such indebtedness has complied with the applicable notice provisions and; provided further that such 180 day period will be stayed and will not occur and will be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Collateral Agent on the instructions of the New DIFL Credit Facility Administrative Agent (or any other applicable authorized representative) has commenced and is diligently pursuing any enforcement action with respect to such Shared Collateral or (2) at any time the grantor of the security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

At any time that the New DIFL Credit Facility Administrative Agent does not have the right to instruct the Collateral Agent to take action with respect to the Shared Collateral pursuant to the First Lien Intercreditor Agreement as described above, then the authorized representative for the New DIFL Secured Notes or the authorized representative for the other pari passu debt that has the greatest outstanding principal amount could exercise such right to take action under the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, none of the Collateral Agent, the Trustee or the holders of the New DIFL Secured Notes may object following the filing of a bankruptcy petition or commencement of any other insolvency, restructuring or liquidation proceeding to (i) any debtor-in-possession financing that is not opposed or objected to by the controlling authorized representative or (ii) the use of the Shared Collateral to secure debtor-in-possession financing that meets certain specified conditions, subject to limited exceptions. After the filing of any bankruptcy petition or commencement of any other insolvency, restructuring or liquidation proceeding, the value of the Shared Collateral could materially deteriorate. For a description of important waivers by holders of the New DIFL Secured Notes and limits on their rights as secured creditors see “Annex I—Description of the New DIFL Secured Notes—Security—Intercreditor Agreement.”

The First Lien Intercreditor Agreement will contain customary provisions for New York Law intercreditor agreements governing priority of claims among secured creditors. See “Annex I—Description of the New DIFL Secured Notes—Security—Intercreditor Agreement.” While all of the DIFL Guarantors are incorporated, organized, formed, registered or have their center of main interest in jurisdictions other than New York, the First Lien Intercreditor Agreement will not contain provisions that typically would be included in these jurisdictions.

The lien of the Collateral Agent in the Collateral will be created pursuant to security documents entered into with the Collateral Agent and perfected in a manner that, under the laws applicable to the creation and priority of liens in the jurisdictions in which the Collateral will be mortgaged, charged or pledged, will give the holders of the New DIFL Secured Notes, in many cases, as a matter of law, second or third priority to the rights of the secured parties under the New DIFL Credit Facility. In such cases, holders of the New DIFL Secured Notes will have to rely on the Intercreditor Agreement to provide equal priority liens on such assets subject to applicable law in such local jurisdictions.

In addition, the lien of the Collateral Agent on the Collateral will be created pursuant to security documents entered into with the Collateral Agent and perfected in a manner that, under the laws applicable to the creation and priority of collateral in the jurisdictions in which the Collateral will be pledged, will give the holders of the New DIFL Secured Notes, in many cases, as a matter of law, second or third priority to the rights of the secured parties under the New DIFL Credit Facility. As a result, the first priority lien of the holders of the New DIFL Secured Notes with respect to the Shared Collateral will be dependent on the First Lien Intercreditor Agreement, which will

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provide that the rights of the holders of the New DIFL Secured Notes with respect to the Shared Collateral are secured on a first priority basis and to which the Collateral Agent, the New DIFL Credit Facility Administrative Agent and the Trustee will be a party. Such agreement may not be recognized in certain jurisdictions.

There may not be sufficient collateral to pay all or any of the New DIFL Secured Notes or it may be difficult to realize the value of the Collateral.

No appraisal of the value of the Collateral will be made in connection with the Schemes and the value of the Collateral in the event of liquidation will depend on market and economic conditions and other factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the New DIFL Secured Notes. In addition, in the event of any such proceeding, the ability of the holders of the New DIFL Secured Notes to realize upon any of the Collateral may be subject to bankruptcy and insolvency law limitations.

The value of the Collateral and the guarantees could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the New DIFL Secured Notes, the New DIFL Credit Facility and any future pari passu lien obligations. Any claim for the difference between the amount, if any, realized by holders of the New DIFL Secured Notes from the sale of the Collateral and the guarantees and the obligations under the New DIFL Secured Notes, the New DIFL Credit Facility and any future pari passu lien obligations will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. Also, any disposition of the Collateral during a bankruptcy or insolvency proceeding outside the ordinary course of our business would require approval from the bankruptcy court (which may not be given under the circumstances).

To the extent that third parties enjoy prior liens on any of the Collateral, such third parties may have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral. In addition, certain assets, including Excluded Assets, will be excluded from the Collateral. Additionally, the terms of the New DIFL Secured Indenture will allow us to issue additional notes and additional debt that may rank pari passu with the New DIFL Secured Notes and incur refinancing indebtedness in certain circumstances. The New DIFL Secured Indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Under the New DIFL Secured Indenture, any such additional notes issued pursuant to the New DIFL Secured Indenture and refinancing indebtedness or other additional debt incurred in accordance with the terms of the New DIFL Secured Indenture will rank pari passu with the New DIFL Secured Notes and be entitled to the same rights and priority with respect to the Collateral. Thus, the issuance of any such additional debt and refinancing indebtedness may have the effect of significantly diluting your ability to recover payment in full of the New DIFL Secured Notes from the then existing pool of Collateral.

In addition, the security interest of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the Collateral Agent may need to obtain the consent of a third party, including regulatory consents, to obtain or enforce a security interest in a contract. We cannot assure you that the Collateral Agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the Collateral Agent may not have the ability to foreclose upon those assets and the value of the Collateral may significantly decrease.

There are circumstances other than repayment or discharge of the New DIFL Secured Notes under which the Collateral will be released automatically, without the consent of the holders of the New DIFL Secured Notes or the Trustee, including in connection with any release of liens on such Collateral under the New DIFL Credit

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Facility (other than in connection with the repayment in full or a refinancing of the New DIFL Credit Facility).

There are circumstances other than repayment or discharge of the New DIFL Secured Notes under which the Collateral will be released automatically, without the consent of the holders of the New DIFL Secured Notes or the Trustee. For example, the Collateral will be released automatically upon a sale, transfer or other disposal of such Collateral in a transaction not prohibited under the indenture governing the New DIFL Secured Notes to a person that is not DIFL or a DIFL Guarantor, in connection with the taking of an enforcement action by the Collateral Agent on the instructions of the applicable authorized representative in respect of any first priority lien obligations in accordance with the First Lien Intercreditor Agreement or upon any release of liens on such Collateral under the New DIFL Credit Facility (other than in connection with the repayment in full or a refinancing of the New DIFL Credit Facility) even if an event of default is continuing under the indenture governing the New DIFL Secured Notes. See “Annex I—Description of the New DIFL Secured Notes—Security—Release of Liens.”

The Collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections that may exist in respect of the security interests which will be created under the New DIFL Credit Facility.

The Collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the Trustee and Collateral Agent and any other creditors that have the benefit of senior priority liens on the Collateral securing the New DIFL Secured Notes from time to time, whether on or after the date the New DIFL Secured Notes are issued. In addition, foreign security filings outside of the United States in respect of the security interests of the New DIFL Secured Notes will only be made in jurisdictions (and in the manner) where such security filings have been made under the New DIFL Credit Facility. The existence of any such exceptions, defects, encumbrances, liens and other imperfections or lack of filings could adversely affect the value of the Collateral as well as the ability of the Collateral Agent to realize or foreclose on the Collateral for the benefit of the holders of the New DIFL Secured Notes. We have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, including the lack of any such filing in foreign jurisdictions outside of the United States, and the existence thereof could adversely affect the value of the Collateral as well as the ability of the Collateral Agent to realize or foreclose on the Collateral for the benefit of the holders of the New DIFL Secured Notes.

We will, in most cases, have control over the Collateral, and the sale of particular assets by us could reduce the pool of assets securing the New DIFL Secured Notes and any future guarantees. In addition, certain assets, including Excluded Assets, will be excluded from the Collateral.

Subject to the terms of the First Lien Intercreditor Agreement and the New DIFL Credit Facility, the Collateral Documents will allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the Collateral. In addition, we will not be required to comply with Section 314(d) of the Trust Indenture Act of 1939, or any other law governing the delivery of a certificate or opinion to the trustee prior to the release of collateral secured by a lien as the case may be. As a result, so long as no default or event of default under the New DIFL Secured Indenture would result therefrom, we may, among other things, without any release or consent by the Trustee, conduct ordinary course activities with respect to the Collateral, such as selling, factoring, abandoning or otherwise disposing of Collateral and making cash payments (including repayments of indebtedness). The lien on the Collateral will be automatically released upon any permitted disposition thereof to a person that is not DIFL or a DIFL Guarantor. See “Annex I—Description of the New DIFL Secured Notes.”

In addition, certain assets, including Excluded Assets, will be excluded from the Collateral. See “Annex I—Description of the New DIFL Secured Notes—Security” for the definition of “Excluded Assets.”

The value of the Collateral may not be sufficient to secure post-petition interest in bankruptcy.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding commenced by or against us in the U.S., holders of the New DIFL Secured Notes will only be entitled to post-petition interest under the Bankruptcy Code to the extent that the value of the Collateral is greater than the obligations outstanding under the New DIFL Secured Notes, the New DIFL Credit Facility and any other indebtedness secured by pari passu liens. In the event the value of the Collateral is equal to or less than such claims, the holders of the New DIFL Secured Notes will not be entitled to post-petition interest under the Bankruptcy Code or adequate protection for any undersecured portion thereof. No appraisal of the fair market value of the Collateral has been prepared in connection

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with the Schemes and we therefore cannot assure you that the value of the Collateral equals or exceeds the amount of such claims. See “—There may not be sufficient collateral to pay all or any of the New DIFL Secured Notes or it may be difficult to realize the value of the Collateral.”

In the event of our bankruptcy, the ability of the holders of the New DIFL Secured Notes to realize upon the Collateral will be subject to certain bankruptcy law and other limitations.

The ability of holders of the New DIFL Secured Notes to realize upon the Collateral will be subject to certain bankruptcy law limitations in the event a bankruptcy, liquidation, dissolution, reorganization or similar proceeding is commenced by or against us. Under the U.S. Bankruptcy Code, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval, which may not be given or could be materially delayed. Moreover, the U.S. Bankruptcy Code generally permits the debtor to continue to retain and use collateral, including cash collateral, during bankruptcy, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect a secured creditor from the diminution in value of its collateral during the pendency of a bankruptcy case and may include cash payments or the granting of additional security or superpriority administrative expense claims if and at such times as the court, in its discretion, determines that there is a risk of diminution in value of the collateral as a result of the “automatic stay” of repossession or the disposition of the collateral during the pendency of the bankruptcy case and/or the ability of a debtor in bankruptcy to use collateral. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the Collateral Agent could foreclose upon or sell the Collateral or whether or to what extent holders of New DIFL Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

See also “Certain Insolvency Law and Local Law Limitations” for a summary description of certain limitations on the validity and enforceability of the New DIFL Secured Notes and the guarantees and a summary of certain insolvency considerations in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands, and other foreign jurisdictions as applicable.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in the Collateral, including Collateral acquired in the future.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the Collateral may not be perfected with respect to the claims of the New DIFL Secured Notes if the Collateral Agent or its designee or predecessor is not able to take the actions necessary to perfect any of these liens on or prior to the date of the issuance of the New DIFL Secured Notes. Such failure may result in the loss of the security interest in the Collateral or the priority of the security interest in favor of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes against third parties.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. Furthermore, in certain jurisdictions, “blanket” or “floating” liens will not be available to secure any Collateral. The Collateral Agent will not monitor and has no obligation to monitor, and, unless we are required to do so under the terms of the Collateral Documents, we may inadvertently fail to inform the Collateral Agent of, the future acquisitions of property and rights that constitute Collateral, and necessary action may not be taken to properly perfect the security interest in such after-acquired Collateral. The Collateral Agent has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest in favor of the New DIFL Secured Notes against third parties. As a result, the inability or failure of us or any DIFL Guarantor to promptly take all actions necessary to create properly perfected security interests in the Collateral may result in the loss of the priority, or a defect in the perfection, of the security interest for the benefit of the noteholders to which they would have been otherwise entitled. In addition, as described further herein, even if the liens on Collateral acquired in the future are properly perfected, such liens may potentially be avoidable as a preference in any bankruptcy or insolvency proceeding under certain circumstances. See “—Any future pledge of collateral or guarantee provided after the New DIFL Secured Notes are issued might be avoided by us or by a trustee in bankruptcy.”

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The Collateral is subject to casualty risks.

Although we maintain insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses in the event of a catastrophic loss. If there is a total or partial loss of any of the Collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the New DIFL Secured Notes.

To the extent it is determined in any jurisdiction that additional actions are required to secure the New DIFL Secured Notes on a perfected basis, security interests in certain Collateral may not be in place by the Closing Date or will not be perfected by the Closing Date. Creation or perfection of such security interests after the Closing Date increases the risk that such security interests could be avoided.

To the extent it is determined in any jurisdiction that additional actions are required to secure the New DIFL Secured Notes on a perfected basis, certain security interests in favor of the Collateral Agent may not be in place and/or perfected (to the extent possible under applicable law) as of the Closing Date. With respect to any liens on or security interests in the Collateral that are not created, maintained or perfected (to the extent possible under applicable law) on or prior to such date, we will use our commercially reasonable efforts to have all such security interests created, maintained or perfected (to the extent possible under applicable law) within 120 days of the Closing Date. Under the U.S. Bankruptcy Code, to the extent a security interest in certain Collateral is granted or perfected (to the extent possible under applicable law) after the date which is 30 days following the Closing Date, that security interest would remain at risk of being avoided as a preferential transfer by the pledgor (as debtor in possession) or by its trustee in bankruptcy if we were to file for bankruptcy within 90 days after the grant or after perfection, as applicable (or, under certain circumstances, up to one year). Other jurisdictions where we and the DIFL Guarantors will pledge assets have similar and sometimes longer hardening periods.

Any future pledge of collateral or guarantee provided after the New DIFL Secured Notes are issued might be avoided by us or by a trustee in bankruptcy.

The New DIFL Secured Indenture and the Collateral Documents will require us to cause the Parent Company and any subsidiary that guarantees the New DIFL Credit Facility to provide a guarantee of the New DIFL Secured Notes and will require us to cause the Parent Company and any such subsidiary guarantors to grant liens on certain assets that we, the Parent Company or any such subsidiary guarantor holds at the time the New DIFL Secured Notes are issued or acquires after the New DIFL Secured Notes are issued. Liens recorded or perfected (to the extent possible under applicable law) after the issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. Any future guarantee or additional lien in favor of the Collateral Agent for the benefit of the holders of the New DIFL Secured Notes might be avoidable by the grantor (as debtor-in possession) or by a trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting a future guarantee or additional lien was insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the guarantee or lien is an “insider” under the Bankruptcy Code), and the granting of the future guarantee or additional lien enabled the holders of the New DIFL Secured Notes to receive more than they would if the grantor were liquidated under chapter 7 of the Bankruptcy Code, then such guarantee or lien could be avoided as a preferential transfer. In bankruptcy proceedings commenced within 90 days of a lien being granted or perfected (to the extent possible under applicable law), as applicable, to secure previously existing indebtedness, such lien is materially more likely to be avoided as a preference by the bankruptcy court than if granted and/or promptly recorded on the issue date (or within a 30-day safe harbor provided for in the Bankruptcy Code). Accordingly, if we or any guarantor were to file for bankruptcy protection after the issue date of the outstanding New DIFL Secured Notes and the liens had been perfected (to the extent possible under applicable law) less than 90 days before the commencement of such bankruptcy proceeding, the liens securing the New DIFL Secured Notes may be particularly subject to challenge as a preference as a result of having been delivered after the issue date. To the extent that such challenge succeeded, the holders of the New DIFL Secured Notes would lose the benefit of the security that the Collateral was intended to provide and could be required to turn over any payments on the New DIFL Secured Notes already made.

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The security interests in the Collateral will be granted to the Collateral Agent rather than directly to the holders of the New DIFL Secured Notes and the ability of the Collateral Agent to enforce certain of the Collateral may be restricted by local law.

The security interests in the Collateral that will secure our and the DIFL Guarantors’ obligations under the New DIFL Secured Notes and the guarantees will not be granted directly to the holders of the New DIFL Secured Notes but will be granted only in favor of the Collateral Agent. The indenture that will govern the New DIFL Secured Notes provides that only the Collateral Agent acting at the direction of the applicable authorized representative pursuant to the First Lien Intercreditor Agreement has the right to enforce the Collateral Documents. As a consequence, holders of the New DIFL Secured Notes will not have direct security interests and will not be entitled to take enforcement action in respect of the Collateral, except through the Trustee, who will at the time it is entitled to do so pursuant to the First Lien Intercreditor Agreement (subject to the provisions of the indenture that will govern the New DIFL Secured Notes) provide instructions to the Collateral Agent in respect of the Collateral.

The ability of the Collateral Agent to enforce the Collateral may be restricted by local law. In certain jurisdictions, the security interests in the Collateral will be granted in favor of the Collateral Agent as beneficiary of parallel debt or analogous obligations, or “parallel debt.” This parallel debt is created to satisfy a requirement under the applicable laws that the Collateral Agent, as grantee of certain types of collateral, be treated as if they were creditors of the relevant security provider. The parallel debt is in the same amount and payable at the same time as the obligations under the New DIFL Secured Indenture and the New DIFL Secured Notes, or the “principal obligations.” Any payment in respect of the principal obligations shall discharge the corresponding parallel debt and any payment in respect of the parallel debt shall discharge the corresponding principal obligations. Although the Collateral Agent will have, pursuant to the parallel debt, a claim for the full principal amount of the New DIFL Secured Notes, holders of the New DIFL Secured Notes bear some risks associated with a possible insolvency or bankruptcy of the Collateral Agent. The parallel debt obligations referred to above will be contained in the New DIFL Secured Indenture or the intercreditor agreement, which will be governed by New York law. There is no assurance that such a structure will be effective before applicable courts as there is no judicial or other guidance as to its efficacy, and therefore the ability of the Collateral Agent to enforce the Collateral may be restricted.

Lien registers may not reveal all liens on the Collateral.

We cannot guarantee that the lien registers will reveal any or all existing liens on the Collateral. Any such existing lien, including undiscovered liens, could be significant, could be prior in ranking to the liens that will secure the New DIFL Secured Notes and could have an adverse effect on the ability of the Collateral Agent to realize or foreclose upon the Collateral.

Enforcing your rights against us or under the Collateral Documents across multiple jurisdictions may be difficult.

The Collateral Documents securing the New DIFL Secured Notes will be governed by, and not limited to, the laws of Bermuda, St. Lucia, Anguilla, Antigua & Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curacao, El Salvador, France, Guyana, Haiti, Jamaica, Luxembourg, Trinidad and Tobago and Turks and Caicos. Your rights under the Collateral Documents may be subject to the laws of Bermuda, St. Lucia and such other jurisdictions, including insolvency and administrative laws, and there can be no assurance that you will be able to effectively enforce your rights in the respective Collateral or in priority to such bankruptcy, insolvency or similar proceedings. In addition, the bankruptcy, insolvency, administrative and other laws of Bermuda, St. Lucia and such other jurisdictions may be materially different from, or conflict with, each other, including in the areas of rights of creditors, priority of government entities and other third-party and related-party creditors, ability to foreclose on Collateral, obtain post-bankruptcy filing loans or to pay interest and the duration of proceedings. The laws of Bermuda, St. Lucia or such other jurisdictions may not be as favorable to your interests as the laws of jurisdictions with which you are familiar. The application of these laws, or any conflict among them, could call into question what and how Bermuda’s, St. Lucia’s or such other jurisdictions’ laws should apply. Such issues may adversely affect your ability to enforce your rights under the Collateral Documents or limit any amounts that you may receive.

Your rights under the Collateral Documents will thus be subject to the laws of several jurisdictions, and you may not be able to effectively enforce your rights in multiple bankruptcy, insolvency and other similar proceedings.

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Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

You may have difficulty enforcing U.S. bankruptcy and insolvency laws.

Under the Bankruptcy Code, U.S. bankruptcy courts are given jurisdiction over a debtor’s property wherever it is located, including property situated in other countries. However, courts outside of the U.S. may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, you may have difficulty administering a U.S. bankruptcy case or a ruling of a U.S. bankruptcy court involving DML and DIFL, because its center of main interest and/or the substantial majority of its respective property are located outside of the U.S. Any orders or judgments of a bankruptcy court in the U.S. may not be enforceable against DML and DIFL with respect to its property located outside the U.S.

Risks Relating to the New Shares

The value of the New Shares may fluctuate significantly.

The value of the New Shares may, in addition to being affected by DHL’s actual or forecast operating results, fluctuate significantly as a result of a large number of factors, some specific to DHL and its operations and some which may affect the telecommunications industry generally and which are outside DHL’s control, including, among others:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions; and

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.

Any of these factors could result in a decline in the market price of the New Shares. In general, holders should be aware that the value of an investment in the New Shares may go down as well as up. DHL can give no assurance that the market price of New Shares will not decline below the implied price of the New Shares issued pursuant to the DL Scheme.

The New Shares will be unlisted and an active trading market for the New Shares may not develop.

Upon completion of the Schemes, the New Shares will not be listed on any stock exchange, and DHL has no current intention to list its shares. As a result, DHL will not be subject to any listing rules and regulatory regimes established by a stock exchange, including any corporate governance disclosure requirements, beyond those to which DHL is already subject.

There has been no prior trading market for the New Shares; prior to the completion of the Schemes, all of the DHL Common Shares have previously been held by DL. There can be no assurance that an active trading market for New Shares will develop or be maintained. As a result, the realization of an investment by a shareholder in DHL

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given DHL’s status as an unlisted company is likely to be more difficult than the realization of an investment in a company whose shares are listed on a stock exchange. The New Shares may therefore be difficult to sell compared to the shares of companies with more liquid trading markets and the share price may be subject to greater fluctuations than might otherwise be the case.

The New Shares are subject to restrictions on transfer.

The issuance of the New Shares has not been, and will not be, registered with the SEC under the U.S. Securities Act or the securities laws of any other jurisdiction. You may not offer the New Shares in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement. Furthermore, the New Shares are subject to certain restrictions on transfer under Bermuda law. It is your obligation to ensure that your offers and sales of the New Shares within the United States and other countries comply with applicable laws. See “Transfer Restrictions.” In addition, the transfer of the New Shares to any competitor is subject to the consent of DHL’s board of directors. See “Annex III—Description of the DHL Common Shares.”

Holders of the Existing DL Notes may be required to satisfy additional conditions under the DL Scheme to receive their allocation of New Shares under the DL Scheme.

The New Shares issued as part of the DL Scheme will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares, holders must provide certain registration details to DHL’s company secretary, Conyers Corporate Services (Bermuda) Limited, as described under “Book Entry, Delivery and Form—The New Shares.”

Shareholders may earn a negative or no return on their investment in DHL.

DHL faces significant competition, and DHL’s results of operations and financial condition are dependent on its performance in the markets in which it operates. There can be no assurance that DHL will pay dividends in the future nor as to the level of future dividends, if any. A dividend may never be paid and at present there is no expectation that DHL will pay dividends in the near future.

DHL’s ability to pay dividends will also depend on applicable laws and the level of distributions, if any, received from its subsidiaries. DHL’s subsidiaries will have no obligation, contingent or otherwise, to make any funds available for DHL to make distributions, and their ability to make distributions to DHL will be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, and other limits imposed on the ability of companies to make distributions. The New Notes Issuers will also be parties to the New DIFL Credit Facility and the indentures governing the New Notes, which impose substantial restrictions on the New Notes Issuers’ ability to make distributions to DHL. Any distribution will be subject to the satisfaction of certain financial conditions set forth in the New DIFL Credit Facility and the indentures governing the New Notes, and the ability of the New Notes Issuers to comply with such conditions may be affected by events that are beyond their control.

The DHL Common Shares will be subject to dilution by shares or other equity awards to the extent issued pursuant to the MIP, upon conversion of the Exit Preferred Shares, upon exercise of the warrants issued pursuant to the Services Agreement and/or the issuance of additional equity by the Company in the future. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.

The DHL Common Shares may be subject to dilution. For example, the Exit Preferred Shares will (i) at DHL’s option, be convertible into DHL Common Shares at any time after the third anniversary of the Closing Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Closing Date, in each case at a conversion price based on the Accreted Liquidation Preference of the Exit Preferred Shares at the time of such conversion divided by an equity value of $400 million (after giving effect to such conversion). Any conversion of the Exit Preferred Shares into DHL Common Shares would significantly dilute the DHL Common Shares. In addition, holders of the Voting Exit Preferred Shares will vote together in a single class with holders of the Voting DHL Common Shares on an as-converted basis in respect of all matters requiring a shareholder vote, which will act to dilute the voting and control rights of holders of the Voting DHL Common Shares. Upon consummation of the Schemes, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming

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(i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all holders elect to receive Voting Exit Preferred Shares, and holders of the Voting DHL Common Shares would constitute only the remaining 69.75% of the voting power of DHL.

DHL may also issue additional shares or equity awards pursuant to incentive and compensation plans and agreements. Pursuant to the Services Agreement, Mr. Denis O’Brien will receive warrants to purchase 10% of the DHL Common Shares outstanding immediately after the Reorganization Transaction, which warrants may be exercised for six years after the Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on a common equity value of $1.1 billion Further, on or after the effective date of the Schemes, DHL expects to establish a management incentive plan, which shall provide for the issuance of, at the discretion of DHL’s board of directors, equity and/or equity-based awards of up to 5% of the DHL Common Shares outstanding immediately after the Reorganization Transaction. In addition, DHL may seek to raise equity financing in the future and issue additional shares or convertible equity securities. Future offerings or issuances of equity securities or securities convertible into equity would dilute the holdings of DHL’s shareholders, which may adversely affect the market price of the DHL Common Shares and could impair DHL’s ability to raise capital through future sales of equity securities.

Changes in taxation legislation or interpretation of tax legislation could have a material adverse effect on DHL.

Changes in tax laws, including any tax laws of Bermuda, could adversely affect our tax position, including our effective tax rate or tax payments. In addition, there cannot be certainty that the relevant tax authorities are in agreement with our interpretation of applicable tax laws. If our tax positions are challenged by relevant tax authorities, the imposition of additional taxes could increase our effective tax rate and have a negative effect on our business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on our business, financial condition and results of operations.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, all matters submitted to the DHL shareholders, including the election of directors and the approval of significant corporate transactions, will be decided by the vote of holders of the Voting DHL Common Shares and holders of the Voting Exit Preferred Shares, who will vote on all matters submitted to shareholder vote on an as-converted basis. Holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no ability to influence corporate matters put to a shareholder vote. Further, other shareholders of DHL may take actions that could involve risks to, or that may not be aligned with interests of, holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares. In addition, the lack of voting rights may result in a lower or more volatile price for the holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares.

Following the consummation of the Schemes, DHL will have major shareholders that will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and significant corporate transactions.

Immediately following the completion of the Schemes, it is expected that certain holders will become significant holders of the Voting Exit Preferred Shares and the Voting DHL Common Shares and will be able to exercise a degree of influence over matters requiring shareholder approval, including the election of directors, amendments to our and our subsidiaries’ constitutive documents, certain significant corporate transactions and the general strategic direction of DHL and its subsidiaries, and their interests may not in all cases align with your interests. The concentration of ownership may have the effect of delaying or deterring a change in control of DHL, could deprive investors of an opportunity to receive a premium for their New Shares as part of a sale of DHL and might affect the value of the New Shares. Any of the major shareholders may sell all or part of their holdings of New Shares in the future. Any such sale may adversely affect the value of the New Shares.

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The New Shares are subject to drag-along, tag-along and pre-emption rights, and certain holders of the New Shares will have approval rights.

Holders, or groups of holders, of DHL Common Shares that exceed certain ownership threshold percentages of the New Shares will have certain approval or other rights that will give them outsized influence over DHL’s affairs. Holders of 60% or more of the DHL Common Shares will have drag-along rights to require a sale of DHL without the approval of other shareholders and, as a result, a shareholder may be forced to sell its DHL Common Shares without consenting to such a transaction. The exercise of such rights could force other shareholders to liquidate their DHL Common Shares at a specified price, which could be undesirable or below what such shareholders may otherwise be able to sell. In addition, any holder of DHL Common Shares will have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the DHL Common Shares by a holder or group of holders of DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of DHL Common Shares acting in concert. Such rights may make it more difficult for any shareholder to execute a transfer of 25% or more of the DHL Common Shares. Approval of holders of at least 60% of the DHL Common Shares will be required for (a) material changes to DHL’s or its subsidiaries’ organizational documents; (b) changes to the size of the board of directors of DHL; (c) merger, consolidation, reorganization or other business combination involving DHL or its significant subsidiaries; (d) material acquisitions or dispositions; (e) any fundamental change in the scope of the business of DHL and its subsidiaries and (f) entry by DHL into any liquidation, winding up or voluntary bankruptcy. Non-pro rata redemptions, recapitalizations, reclassifications or repurchases of DHL’s equity interests will require the approval of 70% of holders of the DHL Common Shares. These approval requirements may reduce DHL’s flexibility in conducting its operations and could prevent DHL from taking actions that it believes would be in the best interests of its business. DHL may not be able to obtain such approval when requested, or at all, which may impede its ability to engage in transactions that would benefit many of its shareholders. In addition, Mr. Denis O’Brien and holders of 5% or more of the DHL Common Shares will have pre-emptive rights in connection with any issuance of DHL Common Shares. These approval rights, tag-along rights and pre-emptive rights may make DHL less desirable for an acquisition, which could reduce the liquidity of the DHL Common Shares. See “Annex III—Description of the DHL Common Shares.”

An investment in DHL is speculative and carries a considerable degree of risk.

An investment in DHL is highly speculative, involves a considerable degree of risk and is suitable only for persons or entities which have substantial financial means and who can afford to hold their ownership interests for an indefinite amount of time.

There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.

Based on the expected composition of DHL’s income and assets we do not believe that DHL was a PFIC for its taxable year ended March 31, 2023, and we do not expect DHL to be a PFIC in the foreseeable future. However, DHL’s PFIC status is a factual determination that is made on an annual basis. Because DHL’s PFIC status for any taxable year will depend on the manner in which it operates its business, the composition of DHL’s income and assets and the value of its assets from time to time, there can be no assurance that DHL will not be a PFIC for any taxable year.

If DHL were a PFIC for any taxable year during which a U.S. investor owned New Shares, such U.S. investor would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Bermuda and U.S. Tax Considerations.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to DHL’s New Shares.

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DHL is a Bermuda company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

DHL is a Bermuda exempted company. As a result, the rights of holders of New Shares will be governed by Bermuda law and DHL’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. We expect that certain of DHL’s directors will not be residents of the United States, and a substantial portion of DHL’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against DHL or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against DHL or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against DHL or its directors or officers under the securities laws of other jurisdictions. See “Service of Process and Enforcement of Judgments.”

DHL’s bye-laws restrict shareholders from bringing legal action against its officers and directors.

DHL’s bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on its behalf, against any of its officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against DHL’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Risks Relating to Our Business, Technology and Competition

We have previously undergone corporate restructurings in connection with our indebtedness.

We have previously undergone corporate restructurings in connection with our indebtedness. We may be unable to meet future debt service obligations out of current revenues and may have to rely, in part, on additional financing in order to do so. In the past, we have carried out debt restructuring transactions in connection with our inability to repay or service our indebtedness. In the future, we may again be unable to service our debt, including the New Notes, and may not be able to access sources of funding and may seek or be required to restructure our then outstanding debt, which may include the New Notes, thereby adversely impacting the market value and liquidity of the New Securities.

We face significant competition in each of the markets in which we operate and competitive pressures could have a material adverse impact on our business.

We face competition from established and new competitors in each of the geographic markets and businesses in which we operate. The nature and level of the competition we face varies for each of the products and services we offer. Our competitors include, but are not limited to, mobile, fixed-line, cable TV and broadband, subsea fiber and terrestrial fiber providers and ICT service providers.

In some of the markets in which we operate, our competitors may have more advanced technology, greater coverage areas, or both. Moreover, some of our competitors have more extensive engineering, marketing, personnel and capital resources. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants. For example, number portability is currently implemented in many of the markets in which we operate, and we expect that this will be implemented in several other markets over the coming years (including Barbados, Curaçao, Antigua, Turks and Caicos Islands and Guyana). The mobile telecommunications operators in each market compete for customers principally on the basis of services offered, price, marketing skills, quality and reliability of service and coverage area. Increased competition may result in pricing pressure, reduced margins and profitability, increased customer churn and the loss of revenue and market share. Price competition is especially significant on voice and short messaging services, which are largely commoditized, as the ability to differentiate these services among operators is limited. In the year ended March 31, 2023, 29% of our total revenue was generated from mobile voice. While our revenue from mobile data has increased in recent years, there is uncertainty as to whether the future growth in such services will be sufficient to replace any declines in mobile voice services.

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Liberty Global plc is currently our principal competitor in many of the markets in which we operate. We also face a variety of other international, regional and local competitors in many of the markets in which we operate. Consolidation within the telecommunications sector in the markets in which we operate could result in, among other things, competitors with greater scale operating aggressively in these markets. In addition, in many of our markets, we compete against operators that are owned, partially owned or formerly owned by the local government or by the incumbent fixed-line provider, which may provide these competitors with competitive advantages not available to us, including greater economies of scale, the ability to offer bundles of services and subsidies of the mobile business with profits generated by the fixed-line business.

Additional licenses may be awarded in our markets (especially in those markets with only two providers), which could increase competition. For instance, in Barbados, a new mobile entrant, KW Telecommunications Inc., was recently issued a mobile license and is expected to launch in 2023. In Trinidad and Tobago, the government conducted a process for the awarding of a third mobile license in 2014. However, that process has stalled with no clear reason given by the regulator. It is also unclear how that process to award a third mobile license will proceed, if at all. In Jamaica, the government has granted a mobile license to Rock Mobile, which is expected to launch in 2023. In the French West Indies, a license was awarded on November 22, 2016 to a fourth mobile operator, Iliad Group (which operates under the “Free” brand), which has operations on mainland France and other markets. It launched commercial operations in the French West Indies in May 2022. Guyana, following liberalization of the telecommunications sector in October 2020, issued licenses to two additional operators, namely, E Networks, and Green Gibraltar. Finally, in Curaçao two potential competitors are either in the concession application process or preparing the application, and at least one of the applicants is considered likely to launch in the near future.

In addition, new competitors, such as cable companies that are able to leverage their existing networks to provide voice and data services, may enter the telecommunications markets and we may face additional competition from other communications technologies that are being or may be developed in the future. Those technologies include the provision of broadband satellite services by satellite with operators such as StarLink already seeking authorizations in the region, including in Trinidad and Tobago.

More generally, the rapid development of new technologies, services and products could impact our business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and internet companies, enter the market. For example, the growth in internet connectivity has led to new entrants offering Voice Over Internet Protocol, or “VoIP,” services or audio or video content services delivered over the internet (referred to as “Over-The-Top” or “OTT” services), which provide additional competitive risks to aspects of our business. Such operators could displace the services we provide in wireless communication by using our customers’ internet access (which we may or may not provide) to enable the provision of voice calls and instant messaging services directly to our customers. The growth in internet connectivity will also likely enable the provision of content which may constitute an alternative to content provided by our mobile applications or cable TV services.

If we fail to compete effectively, or if aggressive competitive behavior by our competitors in pricing services or acquiring new customers would result in our not being able to maintain or increase our market share, that would have a material adverse effect on our revenue and results of operations and could result in a downgrade of our credit ratings, which could restrict our access to the capital markets. Both a material adverse effect on our revenue or results of operations and restricted access to the capital markets could have a negative effect on our liquidity.

Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

Our revenue is predominantly denominated in local currencies, such as the Jamaican dollar, the Haitian gourde, the Trinidad and Tobago dollar, the Eastern Caribbean dollar, the Bermuda dollar, the Cayman Islands dollar, the Barbadian dollar, the Aruban florin, and other local currencies, while the majority of our long-term debt liabilities are denominated in U.S. dollars. Although the value of the Barbadian dollar, the Eastern Caribbean dollar, the Aruban florin, the Netherlands Antilles guilder (Curaçao), the Cayman Islands dollar and the Bermuda dollar are fixed to the U.S. dollar, we cannot provide any assurance that this will continue. On June 1, 2018, the Government of Barbados announced the suspension of interest and amortization payments due on its debts owed to external commercial creditors as part of a debt restructuring plan. While certain public commentary suggested that the Government of Barbados may devalue the Barbados dollar as part of this exercise, no such action has been taken to date. The Jamaican dollar, the Haitian gourde, the euro, the Guyanese dollar and the Trinidad and Tobago dollar fluctuate freely against the U.S. dollar, and any adverse fluctuations in these currencies may have an adverse impact

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on our earnings, assets or cash flows. The currencies of certain markets in which we operate can fluctuate significantly against the U.S. dollar. For example, for the year ended March 31, 2023, the average exchange rate of the Haitian Gourde, Euro and the Surinamese Dollar into the U.S. dollar depreciated in value by 31.5%, 4.4% and 37.5%, respectively, as compared to the average exchange rate for the year ended March 31, 2022. For the year ended March 31, 2023, 16% of our revenue was denominated in the Jamaican dollar, 16% of our revenue was denominated in the Trinidad and Tobago dollar, 7% of our revenue was denominated in the euro and 15% of our revenue was denominated in the Haitian gourde. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on our results of operations and financial condition.

We seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as much as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure is limited by our ability to borrow in local currency and enter into commercial contracts denominated in U.S. Dollars. We cannot assure you that in the future we will be able to fund our capital expenditure needs as well as reduce our foreign exchange exposure by borrowing in local currency. As a result, our exposure to market fluctuations or devaluations would be exacerbated.

Most of our subsidiaries receive revenue that is denominated in the local currency. The imposition of foreign exchange controls or the inability or delay in converting local currency to foreign currencies may have an adverse impact on our business and financial condition.

Most of our subsidiaries receive substantially all of their revenue in the currency of the markets in which we operate. We expect to derive substantially all of our revenue through funds generated by the operating subsidiaries and, therefore, we will rely on the ability of the operating subsidiaries to transfer funds to us. There are foreign exchange controls in some of the countries in which we operate, which could significantly restrict the ability of these subsidiaries to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, although we have experienced no material difficulty in obtaining permits to allow our subsidiaries to export cash to us. There can be no assurances, however, that this will continue to be the case. In particular, our businesses in Barbados and Trinidad and Tobago are subject to foreign exchange controls that could restrict our ability to convert local currencies and repatriate funds. For example, the Surinamese government has in the past imposed certain foreign exchange restrictions that require the Surinamese dollar to only be exchanged into foreign currency at prescribed rates with the Central Bank of Suriname. Similarly, the Central Bank of Curaçao has in the past suspended the issuance of foreign exchange licenses resulting from any transfers abroad. There can be no assurance that these foreign exchange controls will not be re-imposed. In addition, where such circumstances persist, it is possible that the governments of such countries may look to devalue the currency. Further, a few countries in which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from our subsidiaries will not subsequently be restricted.

We are dependent upon interconnection agreements, transmission agreements, leased line agreements and roaming agreements.

We are dependent upon access to networks which are primarily controlled by the incumbent operators (many of which are current or former government-owned public telecommunications operators or competing fixed and/or wireless telephone operators). For example, we have voice interconnection agreements with Liberty Global (our primary competitor in many of our markets) in many of the Caribbean markets in which we and Liberty Global both operate. We also generally have interconnection agreements with other fixed and wireless providers in each of the markets in which we operate. In some markets, existing interconnection agreements may have expired, but those expired interconnection agreements typically roll over on an ongoing basis in accordance with their express terms and industry practice.

Significant delays may also be faced when negotiating new agreements, or renewing expired agreements. This is largely due to extensive commercial and technical negotiations that must take place in the case of new agreements, or in the case of renewals, due to termination rates that require amendment whether by agreement or through regulatory intervention, or due to changes that may be required following amendments made to mandated reference interconnection offer documents in some of our markets.

Our failure to enter into or maintain acceptable interconnection agreements with fixed-line and other wireless service providers in each of the markets in which we currently operate or will operate in the future could prevent our

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subscribers from calling the subscribers of fixed-line and other wireless service providers in a particular market, which could restrict the growth of the wireless services in any such market and may have a material adverse effect on our business and results of operations. Any failure or delay on the part of these telecommunication service providers in fulfilling their contractual or statutory obligations for a prolonged period of time could have a material adverse impact on cash flow available to our subsidiaries and us and, as a result, could adversely affect our business, results of operations or financial condition. Furthermore, we have received an increasing number of requests for interconnection from small locally domiciled carriers with domestic and/or international licenses. In most of our markets there is a legal requirement to interconnect with other licensed carriers. Since these carriers have no or a very limited number of local subscribers, they could aggressively start to compete for incoming international calls by undercutting our rates. This could materially reduce our revenue on incoming international minutes.

In addition, our results of operations are affected by the cost of transmission and leased lines to effect interconnection or in the provision of services generally to subscribers. There can be no assurance that we will be able to maintain transmission or leased line agreements on appropriate terms to maintain or grow our business. The increased usage of data services will require increased transmission capacity both within our markets and also in and out of our markets, primarily to the United States. There can be no assurance that we will be able to maintain or increase transmission capacity on appropriate terms to maintain or grow our business.

Regulators in all of our markets have reduced, or are expected to consider reducing, interconnection rates. Because we are often one of the larger suppliers of telecommunications services in the countries in which we operate, and as such, typically a net recipient of interconnect payments, this could have the effect of materially reducing our revenue.

Roaming is an important feature to many of our subscribers. Subscribers can only access another telecommunications provider’s wireless network if that other provider allows them to roam on its network. We rely on agreements with other wireless providers to provide roaming capability for our subscribers. For many of our customers the geographic scope of coverage and the rates we charge for roaming are factors when selecting a wireless service provider. Roaming rates are regulated in the French West Indies under European Union regulation (e.g., “roam-like-at-home” legislation, which was extended for 10 more years in April 2022) and may in the future be subject to regulatory review in our other markets. Such a review is underway by the ECTEL, which regulates five of our markets (St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) and is expected to result in some regulation and/or controls on prices for mobile roaming among these markets. In addition, in Jamaica the regulator, the OUR, has adopted a determination that requires that customer spending on post-pay roaming be subject to a cap so as to avoid “bill shock.”

Separately, the Caribbean Community has facilitated a review of roaming charges which led to discussions with Digicel and Flow culminating in the reduction and levelling of roaming charges throughout the Caribbean. On February 22, 2022, Flow and Digicel signed The Declaration of St. George’s-Towards the Reducing of Intra-Caricom Roaming Charges with the effect of significant savings for customers on an average of 70% on their roaming charges. In addition, the quality of service that our customers have when roaming may be inferior to the quality of service that we provide our customers, and our customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Some of our competitors may be able to obtain lower roaming rates or more favorable roaming arrangements because of their affiliation with, or ownership by, other wireless service providers. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming as compared to our competitors may result in a loss of subscribers, which could have a material adverse effect on our business and results of operations.

Our mobile applications and Cable TV use content provided by third parties. We may have difficulty securing such content and as a result, such content may not be accepted or widely used by our customers.

We acquire rights to certain services for use by our Mobile and Cable TV subscribers. We make long-term commitments relating to these rights in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees may be negotiated for a number of years and may include provisions which require that we must still pay part of the fees even if the service supplied is no longer popular.

The success of our Cable TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movies, sports and other popular programming is a major factor that attracts customers to Cable TV services. We may not be able to obtain sufficient high-quality

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programming from third-party producers for our Cable TV services on satisfactory terms or at all in order to offer compelling Cable TV services, which could result in reduced demand for, and lower revenue and profitability from, our cable services. In addition, many OTT operators are increasingly licensing content or developing their own proprietary content, which may result in content being either more expensive for us to license or being unavailable to us, which could result in more limited or less attractive content being available on our Cable TV services, or our customers choosing to purchase such OTT services instead of our Cable TV services.

Further, we have mainly acquired the businesses that provide our Cable TV services rather than developed these services in-house. There is a risk that if certain personnel in the acquired businesses leave their positions, our management team will not have the required skills to negotiate satisfactory contracts relating to such content, which would impact the competitiveness of our offering. In certain cases, the businesses we acquired may not have satisfactory contracts in place with the owners of such content which could complicate any ongoing or future contractual negotiations or lead to disputes with such parties including claims for copyright infringement.

The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use, and our Cable TV & Broadband (now branded as “Digicel +”) business fluctuates primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.

Our ability to maintain and to expand our telecommunications networks may be affected by disruption of supplies and services from our principal suppliers.

We rely on a limited number of leading international and domestic communications equipment manufacturers to provide network and communications equipment and technical support. The key suppliers of equipment for our existing networks are Huawei, Ericsson, ZTE and Alcatel. The key supplier of our handsets and accessories is Facey Telecom Commodity Company Limited, a distribution business that operates in regions including the Caribbean and Central America, with whom we have no affiliation or other relationship other than with respect to the supply and distribution of our products. Facey Telecom Commodity Company Limited supplies our retail channel with handsets from, among others, Apple, Alcatel, Microsoft, ZTE, Samsung, LG and Huawei, which currently account for substantially all of the handsets and accessories supplied to us. We do not have operational or financial control over our key suppliers, and we have limited influence with respect to the manner in which they conduct their businesses.

We believe there are a number of alternative suppliers of handsets and accessories available to us. Our agreement with Facey Telecom Commodity Company Limited allows for the contract to be terminated by us or by Facey Telecom Commodity Company Limited upon four months’ written notice, and we believe that we would be able to locate an alternative supplier or wholesale distributor within that notice period, although we may suffer some disruptions or incur increased costs as a result. In the event that we issue a notice of termination under our Facey Telecom Commodity Company Limited contract, we are required to purchase any remaining inventory that we have ordered from Facey Telecom Commodity Company Limited at their acquisition price and make such payment within 14 days of the date of termination.

In February 2017, we entered into a multi-year agreement with ZTE to provide certain equipment to us as part of our global network transformation program. In April 2018, ZTE was subject to a denial order issued by the U.S. Department of Commerce Bureau of Industry and Security. This had a material impact on ZTE’s operations and caused disruptions to our network upgrade and operating activities. In July 2018, the denial order was lifted and ZTE resumed the transfer of the remaining equipment to us. This transfer was completed in October 2018. We are also working with other equipment providers as part of our network modernization process.

If we are unable to obtain adequate alternative supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, our ability to maintain and expand our telecommunications networks may be materially and adversely affected.

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Substantially all of our customers receive services from us on a prepaid basis and therefore we are exposed to higher risk of customer churn.

Prepaid customers, those customers that purchase credit in advance of service use, represented approximately 88% of our subscribers at March 31, 2023. Prepaid customers do not sign fixed term service contracts, which makes our customer base more susceptible to switching wireless service providers. Termination of our services by subscribers is referred to as churn. In addition, many of our subscribers are first time users of wireless telecommunications services, who have a tendency to migrate between service providers more frequently than established users. To the extent our competitors offer incentives to our subscribers to switch wireless service providers, through subsidizing or giving away handsets or other promotions, the risk of churn will increase. In addition, in some of the markets in which we operate, we may offer subscriber identity module only promotions, where there is no subsidized handset or similar incentive provided to customers, and in some cases this could lead to higher churn as the cost of acquiring a new or additional subscriber identity module may be lower for customers. Further, many of the markets in which we operate have started to consider whether or not to implement number portability, which, if implemented, may negatively impact our churn. Our inability to retain existing prepaid customers and manage churn levels could have a material adverse effect on our business and results of operations. For the years ended March 31, 2023 and March 31, 2022, our average levels of monthly churn were 4% and 4%, respectively.

Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

The Mobile and Cable TV & Broadband businesses that we operate are capital intensive with significant capital expenditures required to add customers to our network. Our Business Solutions (now branded as “Digicel Business”) business leverages our existing network infrastructure supported by the rollout of FTTB networks in targeted areas. As new technologies develop, equipment may need to be replaced or upgraded or a network may need to be rebuilt in whole or in part, at substantial cost to us, to remain competitive. For example, increased demand for bandwidth-intensive multimedia services will require us to upgrade our mobile networks to newer technologies that provide increased bandwidth and speed leading to a higher network cost per subscriber than in the past. We have launched LTE technology in all of our markets. In addition, we have acquired and are developing cable and fiber networks to expand our Cable TV & Broadband and Business Solutions businesses. Our customers expect that we will regularly introduce increasingly sophisticated telecommunications services which may require us to upgrade our networks and incur significant capital expenditures. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. For example, for many years a majority of our smartphone subscribers had Blackberry handsets, but the general decline in Blackberry popularity led to customers switching to alternative devices such as Android smartphones. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our business and results of operations.

If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenue.

Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties that could delay the introduction of service in some areas and increase the cost of network construction. We lease most of the sites on which our cellular communications towers are located. Any failure or delay in securing the renewal of these leases on favorable terms could have a material adverse effect on our results of operations. In addition, in the French West Indies, the roll-out, operation and maintenance of our Radio Access Network is performed through a joint venture with Illiad and as such is not under our sole control. To the extent we fail to expand our network on a timely basis, we could experience difficulty in maintaining or expanding our subscriber base as our network or spectrum position may not be able to adequately support our existing or new subscribers. In addition, our ability to manage our business successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations. Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand its operations.

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Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand our operations.

Our continued expansion has placed, and we expect will continue to place, a significant strain on our management and operations and financial resources. In addition, as we seek to diversify our product portfolio to include a variety of Business Solutions, Cable TV and content services, we will need to expand our managerial and operational resources. Management of growth and diversification will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems;

•	expansion of internal controls;

•	hiring and training of new and existing personnel;

•	greater regulatory compliance demands; and

•	coordination among our logistical, technical, accounting and finance personnel.

The expansion of our product portfolio could prove costly, time-consuming and divert our management’s attention from other day-to-day business matters.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to successfully manage our growth and personnel needs could have a material negative effect on our business and results of operations.

There can be no assurance that our initiatives to drive growth in mobile data revenues and develop additional revenue streams will be successful, which could have a material adverse effect on our business, financial conditions and results of operations.

In recent years, we have experienced declines in financial and operational metrics like revenue, ARPU and Adjusted EBITDA as the telecom industry undergoes significant change, including a decline in voice usage. To counteract these declines, we have adopted various initiatives to drive growth in mobile data revenues and develop additional revenue streams. For example, we took certain tariff rebalancing actions, which have resulted in lower data revenues in the short-term but are targeted at stimulating subscriber retention, higher data usage and, ultimately, increased data revenues in the longer term. In addition, we are focused on developing our Business Solutions services, expanding our Cable TV & Broadband businesses, for example, by launching FTTH and FTTB networks in additional markets and launching Prime Bundles in our Mobile business. There can be no assurance that these initiatives will be successful, which could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that the planned deleveraging of our business will be successful, which could have a material adverse effect on our business, financial condition, and results of operations.

The Schemes will deleverage our consolidated balance sheet, and we intend to continue to deleverage our consolidated balance sheet through a combination of cost savings, EBITDA growth and other initiatives (which may include selling assets or raising equity). There can be no assurance that such deleveraging initiatives will work, and we may have to evaluate other potential transactions to deleverage our balance sheet and manage our liquidity.

Some of the locations of the operations of our subsidiaries expose us to the risk of significant disruptions of service should a natural catastrophe occur at or in the vicinity of such locations and the effects of extreme weather conditions, including as a result of global climate change, could negatively affect our business.

Some of our operating subsidiaries’ operations, such as billing systems, dealer management and commission handling, data warehousing, short messaging services, roaming reconciliation and network operating centers, have been centralized in central hubs. Such services are provided by our operations at the central hubs to the operating subsidiaries under service agreements negotiated on an arm’s-length basis. Although some of these operations have

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already been duplicated locally in each subsidiary and other operations will likely be duplicated for contingency purposes, a natural disaster affecting our central hubs, or a deterioration in the financial viability of our operations at such locations, could cause interruptions in, or termination of, services provided by our operations to the operating subsidiaries. As part of the “Digicel 2030” Transformation Program, we increased reliance on such central hubs and accordingly there are less local duplication of such services. It would be time-consuming and difficult to find a replacement service provider for such operations and any such events would have a material adverse impact on our business and operations and those of our subsidiaries.

In addition, extreme weather conditions or natural disasters—for example, the damaging impact of Hurricanes Irma and Maria on a number of markets in September 2017, the volcanic eruptions in Saint Vincent and the Grenadines more recently in April 2021, and severe tropical storms and rain events, which hampered and slowed down the recovery phase of the network operations—could again negatively affect our business. In particular, global climate change may increase the frequency and severity of adverse weather conditions, such as hurricanes, floods and other climatic events, which may interrupt or curtail our operations, or our customers’ operations, cause supply disruptions, result in a loss of revenue and damage to our equipment and facilities and negatively impact the economic health of the regions in which we operate.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing business strategy, we regularly consider expanding into new geographic markets and into new lines of business through the acquisition of third parties or organic growth. For example, we have recently completed several acquisitions as part of our evolution into an integrated provider of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. There are substantial risks associated with such efforts, including risks that (i) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be a material negative effect on our business and results of operations.

Our current operations and our expansion plans have significant capital expenditure requirements and if we are unable to acquire such additional capital in a timely manner or at terms commercially acceptable to us, our business may be adversely affected.

We expect that the continuing expansion and development of our business will continue to require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We incurred capital expenditures in cash of $256.0 million and $274.0 million in the years ended March 31, 2023 and March 31, 2022, respectively.

Our capital requirements may vary materially from those currently planned if, for example, our revenue does not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities or agreements. In addition, we and our subsidiaries are all party to debt instruments that impose significant limitations on our and our subsidiaries’ ability to raise additional debt financing.

Our operations are subject to various operating risks including breakdowns of equipment, interruption of supplies and services and natural disasters, and resulting losses may cause a material adverse impact on our business and operations.

We use a wireless network in each of our markets and a microwave backbone system. In addition, we use cable and fiber networks in certain of our markets. The continued operation of our networks involves many risks, including the breakdown of transmission equipment, the failure of billing and other core network software systems, the interruption of required power supplies and the effect of hurricanes and other natural disasters common in the Caribbean. For example, in September 2017, Hurricanes Irma and Maria crossed the Caribbean causing damage to a

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number of countries and territories (including Anguilla, Barbuda, the British Virgin Islands, Commonwealth of Dominica, the Dominican Republic, Haiti, Puerto Rico, Saint Martin, St Maarten and the U.S. Virgin Islands) and certain of our assets. Although facilities in each of our markets contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failures would not prevent the affected facility from performing. In addition, the outbreak of COVID-19 or a similar outbreak in the regions in which we operate could adversely impact the operation of our network infrastructure. Any insurance maintained to protect against certain of these operating risks may not be adequate to cover lost revenue or increased expenses. Breakdown or failure of equipment and/or systems in any of our markets may significantly reduce our revenue or increase our costs and adversely impact our business and results of operations.

The COVID-19 pandemic has caused and may continue to cause a material adverse impact on our business and operations.

Our business, operations and financial performance have been negatively impacted by the COVID-19 pandemic and related public health responses. The pandemic and related public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the closure of hotels and resorts, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, have adversely affected demand for our communications services, with the most severe impact in markets that are the most dependent on tourism. In addition, any further resurgences in COVID-19 and the related initiatives imposed to stem these resurgences may result in supply chain disruption, including certain critical vendor services, which could have an adverse impact on our ability to serve our customers. If any of our suppliers face significant business disruptions as a result of COVID-19 or a similar outbreak, our business and financial condition could be materially adversely impacted, including from any disruption to critical vendor services or loss of business. In addition, countries have sought and may in the future seek new or increased revenue sources due to fiscal deficits that resulted from measures taken to mitigate the adverse economic impacts of COVID-19, such as, among other things, imposing new taxes on the products and services we provide.

Potential acquisitions or other strategic investments may require us to incur substantial additional debt and integrate new technologies, operations and services and we may not be able to execute our acquisition strategy successfully.

We regularly consider opportunities to expand our business in the Caribbean, Central America and other regions through acquisition of licenses, mergers and acquisitions, joint ventures or other forms of strategic investment in other wireless operators. Any strategic investment we pursue may cause us to incur substantial additional indebtedness to finance the investment or, in the case of an acquisition, to assume the indebtedness of the entities that are acquired.

In addition, we may not be able to obtain the requisite regulatory approvals to consummate such transactions. For example, we agreed in 2012 to sell our El Salvador business to America Movil but the required regulatory approval was not obtained and the sale of the El Salvador business did not proceed. Furthermore, obtaining governmental approvals may cause delays in the consummation of a sale or impose additional costs associated with such transactions, and we would be subject to business uncertainties while the sale is pending. By way of further example, the Fair Trading Commission in Jamaica challenged our acquisition of the Claro Jamaica business from America Movil in 2012, claiming that the acquisition would lessen competition in the market. The court of first instance ruled against us on certain preliminary points in May 2012, which ruling was appealed. The Court of Appeal of Jamaica reversed the decision made at first instance and ruled in our favor. The Fair Trading Commission filed a limited appeal on certain points of law with the Privy Council, and in August 2017, the Privy Council found in favor of the Fair Trading Commission but with no effect on the closing of the transaction.

Furthermore, we may encounter difficulties in integrating acquired operations with our own operations, including the financial information of the acquired operations, as a result of a range of factors including different technologies, services or service offerings. These actions could prove costly or time-consuming or divert our management’s attention from other business matters. Our business strategy includes pursuing new license opportunities in markets in which we do not operate, and we expect that other wireless telecommunications operators, including some of our existing competitors, have or will obtain licenses in some of the markets where we are seeking licenses. The competition to obtain or renew licenses is increasingly intense. As such, we may have to pay substantial license fees and/or spectrum allocation fees in certain markets, as well as meet specified network build-out requirements. We cannot assure you that we will be successful in obtaining any further wireless

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telecommunications licenses. If we obtain more licenses, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all. We would likely face significant competition from incumbents and may not be successful in these launches.

We rely on key management personnel, and our inability to retain our current personnel or attract other talented professionals may have an adverse impact on our business.

Our success to date has been influenced by the abilities and telecommunications operating experience of our senior management team, including Mr. Denis O’Brien and others. If we lose the services of one or more of our executive officers or key employees or if one or more of them decides to join a competitor, we may find it difficult to find replacements with similar knowledge and experience, especially in relation to our business. As a result, our business, results of operations and financial condition could be adversely affected. Our future success will depend on our continued ability to attract, retain and motivate skilled employees and other senior management personnel. If we are unable to attract skilled professionals, or fail to integrate them into our organization or retain them after we have invested resources in their training, our ability to compete and our operations will be affected. In addition, some members of our senior management team are not parties to non-compete agreements covering the entire Caribbean and Central American markets. Therefore, a loss of key management personnel may have a material adverse effect on us.

Currently, Mr. Denis O’Brien, Digicel’s founder and Chairman of the DGHL board of directors, owns substantially all of DGHL’s shares, and DGHL in turn indirectly owns all of our shares. Following the consummation of the Reorganization Transactions, he will own a significantly smaller percentage of our shares. While Mr. Denis O’Brien is expected to remain on our board of directors and we expect to enter into the Services Agreement with Mr. Denis O’Brien for him to, among other things, provide services to us in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, Mr. Denis O’Brien may allocate his time among his other business activities and we may not benefit from his knowledge and expertise regarding our business and industry to the same extent as before.

We and our parent entities are party to a number of arrangements with affiliates, and some of them may not be on an arm’s-length basis.

We and our parent entities are party to a number of arrangements with affiliates controlled by Mr. Denis O’Brien, the Digicel’s founder and Chairman of DGHL’s board of directors.

We and our parent entities may enter into additional related party transactions in the future. We cannot assure you that the consideration in these transactions would not be different and more favorable to us were they conducted with an unaffiliated third-party.

Although we currently exercise management control over all of our subsidiaries, we own less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the shareholders agreements governing such subsidiaries could adversely affect our operations or affect our ability to cause our subsidiaries to pay us dividends.

In nine of our markets, operations are partly owned by local investors holding minority positions ranging from 1% to 49%. We may also make new acquisitions or investments whereby we will hold less than 100% in these companies. Owning such majority interests carries certain risks, including:

•	conflicts between the policies or objectives adopted by our partners and those adopted by us or non-compliance by such partner with the policies or objectives adopted by us, particularly regarding insurance coverage and sanctions compliance;

•	reputational risks from associating with our partners;

•	disagreement with our partners over the performance of their obligations;

•	disputes as to the scope of each party’s responsibilities;

•	financial difficulties encountered by our partners affecting their ability to perform their obligations;

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•	financial or other obligations of joint ventures, which may be (partially or wholly) guaranteed by us in certain locations;

•	approval requirements imposed by shareholder agreements with certain investors may limit our flexibility and ability to implement strategies and tactics that we believe are in our best interests;

•	our ability to withdraw funds, including dividends, from those subsidiaries depends on receiving the consent of the other investors; and

•	the requirement to purchase the equity interest of partners.

These and other risks may result in a deadlock situation and an inability to distribute profits or make further necessary investments.

Our forecasts and plans for these operations assume that our local partners will fulfill their obligations to contribute capital. If any of our local partners fail to observe their commitments, it is possible that the affected subsidiary would not be able to operate in accordance with our business plans or that we would have to increase the level of our investment to give effect to these plans.

While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with our local partners. Any disagreements with the minority shareholders in our subsidiaries may have an adverse effect on our business and results of operations. In addition, in some cases, we may receive less information on the business activities of these companies than it would on one of our wholly-owned subsidiaries and we will typically not have full control over the companies’ conduct of business as certain topics are reserved matters for which decision making requires unanimity of the joint venture participants. Rights of minority shareholders may negatively affect our ability to control certain subsidiaries. If such conflicts or problems arise, they could have a material adverse effect on our business, financial condition and results of operations.

We operate in some markets that are considered politically and economically unstable, which could negatively affect our operations.

We currently have interests in wireless telecommunications operations in 25 markets in the Caribbean region and one in Central America. We are subject to government regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some of these countries lack mature legal and regulatory systems. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future. Furthermore, certain countries in which we operate, such as Haiti, or in which we may operate in the future, face significant challenges relating to lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission.

For example:

•	Haiti has experienced significant instability, which may continue. Conditions in Haiti were exacerbated by the earthquake in January 2010, which caused extensive damage in the country’s capital, Port-au-Prince, and surrounding areas and, more recently, cholera, hurricanes and civil unrest arising from poor economic conditions (including fuel shortages) and political uncertainty. Haiti’s long-term recovery is dependent on foreign aid, which may not be sufficient to address the country’s needs, and this could adversely affect our business. More recently, civil unrest and political uncertainty has been exacerbated, which has led, on multiple occasions, to violent unrest and popular uprisings. Economic activity has deteriorated, which has impacted adversely on our operations. Following the Haitian government’s removal of fuel subsidies in September 2022, fuel prices have increased significantly, further exacerbating civil unrest, violence and disruption to economic activity. Barricades have been erected systematically on all major routes across the country, severely impacting our operations. In particular, we have faced difficulties in refueling sites and keeping towers operational. We are prioritizing highly utilized sites, but we have experienced, and expect to continue to experience, significant disruptions to our services in Haiti. We expect further significant negative impacts to our operations and financial performance as a result of the instability in Haiti. In addition, inflation in Haiti has increased and the exchange rate has continued its depreciation relative to the

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U.S. dollar, further impacting our results of operations. The Haitian gourde depreciated by 31.5% relative to the U.S. dollar in the year ended March 31, 2023, which affected our revenue for the year ended March 31, 2023, and has continued to depreciate significantly relative to the U.S. dollar since March 31, 2023.

•	Jamaica has historically had very high public debt to GDP ratios, with public debt previously hovering around 123% of GDP. In the past, it has suffered credit ratings downgrades by Standard & Poor’s and Moody’s and has had difficulties servicing its public debt. While Jamaica’s public debt has improved and there have been a number of upgrades to its credit rating, there is no assurance that the situation will not deteriorate or that credit rating downgrades will not occur again in the future. The IMF has previously noted that significant social reforms still need to be implemented to ensure the future sustainability of public finances. There are no assurances that these reforms will be implemented successfully, which may cause public debt to rise again in the future.

•	The Government of Barbados has in the past completed restructurings of its sovereign debt. There can be no assurances that the sovereign debt situation in Barbados will not deteriorate again in the future, which may lead to future sovereign debt restructurings.

These challenges could interrupt our operations and could have a material adverse impact on our ability to maintain and grow our business.

Potential inflation in local economies may affect some customers’ ability to pay for our subsidiaries’ services, and it may also adversely affect the stability of the communications market in those areas.

Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, GDP and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our subsidiaries’ services. In addition, these fluctuations may affect the ability of the market to support our existing wireless telephone interests or any growth in wireless telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

We may be affected by fluctuations in interest rates, which may have an adverse impact on our business and financial condition.

Our existing debt consists, in part, of U.S. dollar-denominated variable rate instruments based on the SOFR. Changes in interest rates are driven by market conditions, the interest rate policies of various governments and central banks, and other circumstances beyond our control. Any future increase in the SOFR or the bond funding rate will increase our cost of debt financing, resulting in an increased use of cash flow from operating activities to service our indebtedness. Such an increase could adversely affect our results of operations and financial condition.

Some of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances may adversely affect our operations.

Many of the countries in which we have operations depend on remittances from emigrants as a source of foreign currency. Many of our customers depend on such remittances as either a primary or secondary source of income. Any circumstance, law, regulation or event that restricts, reduces or prevents these remittances may have an adverse effect on our operations.

We collect, store, use and otherwise process personal and sensitive data and our systems may be the target of potential cyber-attacks and other security breaches that could have significant negative consequences.

We collect, store, use and otherwise process personal data, including customer data, particularly through our mobile applications, such as for mobile financial services and business solutions. Our data processing activities are increasingly subject to privacy and data protection laws in the various jurisdictions in which we operate, such as the European Union General Data Protection Regulation in the French West Indies. Regulatory authorities in some of the markets in which we operate have the right to audit us and impose substantial fines if they find we have not complied with applicable laws and regulations and adequately protected personal data.

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Although we take precautions to protect our and our customers’ data in accordance with applicable privacy and data protection requirements, we are exposed to a range of cybersecurity and other information security threats in our businesses, and these threats, which continue to become increasingly frequent, sophisticated and diversified, include an increased number of cyber extortion and ransomware attacks. These threats may come from a variety of sources, including organized criminal groups, terrorists, nation states, nation-state supported actors and others. Security breaches and other threats including cyber-attacks, computer hacking attacks, computer viruses, worms or other destructive or disruptive software, phishing attacks, ransomware attacks, process breakdowns and denial of service or information attacks could cause a degradation or disruption of our services, damage to our properties, equipment and data, or unauthorized disclosure of our or our employees’, customers’ or shareholders’ personal or confidential information. We have experienced breaches of our systems in the past and may experience new breaches in the future. Our security measures may also be breached due to employee malfeasance or error, and outside parties may attempt to fraudulently induce our employees or customers to disclose personal or sensitive information or otherwise gain access to our data or our employees’, customers’ or shareholders’ data, including information subject to data protection laws and regulations. In addition, as we share certain information with our resellers and other third-party partners, such information is vulnerable to unauthorized access through the systems of these third parties. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on servers connected to the internet.

While we develop and maintain systems and processes designed to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems and processes are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, there can be no assurance that unauthorized access and security breaches will not occur in the future. In addition, because the techniques used to obtain unauthorized access to systems, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate or detect these techniques or implement adequate preventive measures. Further, we may experience delays in developing and deploying remedial measures designed to address any identified vulnerabilities. As cyber threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our systems and processes.

Any security breach or unauthorized access, including a ransom-style cyber-attack or similar incident that impedes our ability to use or access our information systems for an extended period of time, or any violation of applicable privacy and data protection laws or regulations, could cause significant legal and financial exposure, including lost revenue due to business interruption, increased expenditures on security measures, litigation, monetary damages, regulatory enforcement actions, fines or other penalties. In addition, we may be subject to regulatory or contractual obligations to notify individuals, regulatory authorities or others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and could require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. Any concerns about our privacy practices or the effectiveness of our security measures, even if unfounded, could damage our reputation and cause us to lose customers.

Most of the countries in which we operate do not have universal service obligations; however, if such obligations were introduced, the profitability of our operations could be negatively impacted.

In certain of the countries in which we operate, the access to telecommunications services may differ widely between urban and rural areas. When such services are available in rural areas, they are usually at significantly higher cost to providers than in urban areas, due to lower population density and access challenges due to lack of basic infrastructure, in particular roads and electricity. The purpose of universal service obligations is to provide access to persons in non-urban and isolated areas to telecommunications services by infrastructure build-out through subsidies at fair, reasonable and affordable rates. Currently we are subject to such universal service contribution obligations in some of our markets, which involves the imposition of levies on telecommunications operators to contribute to the development of infrastructure in such areas. It is possible that further markets in which we operate will introduce universal service contribution obligations in the future, which could have a negative impact on our profitability.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations, which had been pending since 2013. These regulations establish the Universal Service framework and require operators to pay

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fees into a Universal Service fund. The fees are calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services. The regulator in Trinidad and Tobago commenced levying the Universal Service fee on operators at the end of 2016.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulations that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

Our brands are subject to reputational risks.

The brands under which we sell our products and services, including the Digicel brand, are well-recognized brands across the geographic markets in which we operate. Our brands represent a material and valuable asset. Although we try to manage our brands, we cannot guarantee that our brands will not be damaged by circumstances that are outside our control or by third parties such as hackers, sponsorees, or interfaces with our clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. A failure on our part to protect our image, reputation and the brands under which we market our products and services may have a material adverse effect on our business and results of operations.

We may incur significant costs from wireless fraud, which could negatively affect our operating results.

We may incur costs and revenue losses associated with the unauthorized use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnect costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on our financial condition or the results of our operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber. Actual or perceived risks of mobile handsets or base stations could make it difficult to find attractive sites for mobile base stations or cell towers and reduce our growth rates, customer base and average usage per customer.

Our business is subject to litigation and legal claims that could materially adversely affect it.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of our business. Our business is subject to the risk of litigation involving current and former employees, clients, vendor partners, suppliers, competitors, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable.

Risks Relating to Legislative and Regulatory Matters

The telecommunications operations market is heavily regulated and changes in regulation could adversely affect us.

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements and other attendant matters relating to our operations are regulated by different governmental authorities in each of the markets that we serve. In addition, such matters and certain other aspects of

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telecommunications operations, including, for instance, rates charged to customers, carriage of international traffic, international settlement rates, interconnection charges or quality of service provision, may also be subject to regulation in each of the markets we serve. Changes in the regulation of our activities, such as increased or decreased regulation affecting retail or wholesale pricing, the terms of interconnect arrangements with other fixed-line telephone or mobile operators, or requirements for increased capital investments, could have a material adverse effect upon our business and results of operations.

Mobile termination rates and other network interconnect rates are generally regulated. In many of the markets in which we operate such rates are regulated, and regulators are following the global trend towards decreasing rates with a move towards regulating the setting of interconnection rates based on the putative cost of providing such interconnection services.

An example would be the significant decline in mobile termination rates applicable to our operations in the French West Indies. On November 2, 2010, the French regulator, the Autorité de Régulation des Communications Électroniques et des Postes, implemented mandatory phased reductions on maximum mobile voice termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2017. In April 2020, the European Union published an act imposing new phased reductions on these rates of 5% on May 1, 2021, 21% on January 1, 2022, 27% on January 1, 2023 and 50% on January 1, 2024. Likewise, regulation (EU) n° 531/2012 on roaming on public mobile communications networks within the EU, which was to expire on June 30, 2022, has been renewed for another 10 years. In Jamaica, the regulator reduced the mobile termination rates in 2021 to J$.76 effective October 1, 2021 and to J$.69 effective December 1, 2021 for a period of five years. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8%, 21.6% and 12.5% in 2012, 2013, 2014 and 2015, respectively. There have been no further reductions since 2016. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the Fair Trading Commission published a decision in March 2015, effective in August 2015, which reduced mobile termination rates by approximately 80% over a two-year period. In May 2018, the ECTEL markets advised of the completion of a process to review mobile termination rates, which resulted in a reduction in the wholesale rate for mobile termination of up to 50% in the first year and up to 95% over a three-year period commencing in June 2018.

The regulators in Trinidad and Tobago and Guyana have also launched regulatory consultation processes aimed at determining new cost-based termination rates, which could ultimately involve reductions in mobile termination rates. In Trinidad and Tobago, the regulator has also established maximum incoming international termination rates that can be charged to other local operators. We cannot predict which countries will in fact reduce interconnection rates, when these rates will be reduced or the level by which they will be reduced. It is likely that interconnect rates will be under pressure to be reduced when the interconnection agreements in any of our other markets are due to be re-negotiated or amended. As noted above, mobile termination rates have already been significantly reduced in Jamaica, Haiti, El Salvador and the French West Indies. These processes and any other rate changes or changes to key financial metrics brought about through the imposition of regulatory measures could adversely affect us.

We also typically require other governmental permits, including permits for the construction and operation of cell sites in each of the markets that we serve. Obtaining such permits may be difficult, which could delay launches of, or improvements to, our networks. In addition, some of the smaller markets in which we operate, including Anguilla, Antigua and Barbuda, the Cayman Islands, Grenada, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines, require foreign-controlled companies to obtain permission from governmental officials to lease or own real property. We have not obtained any such permissions. We could be required to make payments to obtain such permissions, or be required to find new leases. We currently do not expect any such costs to be material.

A number of regulators have commenced an examination of roaming services. These include Trinidad and Tobago and markets regulated by ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica). These reviews may result in obligations being imposed on us relating to price transparency, caps on roaming spend and/or price controls.

In 2018, the regulator in Trinidad and Tobago initiated a market review process for the wholesale fixed and mobile termination markets and the retail fixed and mobile markets. In December 2021, the regulator issued a request for information with a view to assessing whether any of the mobile operators are dominant. In the event that

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we are found to exercise significant market power, we may be subject to additional regulation, including possible price regulation of retail tariffs.

In 2022, regulators in the British Virgin Islands, Turks and Caicos Islands and Cayman Islands have indicated a market review process may be imminent to assess operators’ dominance or significant market power status, and the outcome of such reviews may lead to price regulation.

Regulation of the Internet is evolving, and unfavorable changes or failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

In certain of our markets, the laws and regulations governing use of the Internet are evolving. Any such existing and future laws or regulations may impede the growth of the Internet or other online services in such markets or otherwise adversely affect our operations. These laws and regulations could relate to the services being provided, user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and Internet access.

In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the Internet in our markets. Any changes in the applicable law and regulations relating to these matters may negatively impact our business.

A number of governments are introducing general data protection and privacy laws and regulations and failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

Our operations in the French West Indies are subject to the EU General Data Protection Regulation, which came into force in May 2018, relating to the protection of natural persons with regard to the processing of personal data and the free movement of personal data. This regulation, which imposes strict obligations in case of personal data processing, directly applies to our subsidiaries located in the French territories but also impacts the relationships with Digicel companies and our providers because of the scope of protection of this regulation, especially with regards to transfers of personal data to third countries where an adequate level of protection is considered as not ensured. This framework also provides for significant fines for any non-compliance with the terms of the legislation.

A Data Protection Law came into force in the Cayman Islands in September 2019. This imposes similar obligations to those which apply under the EU General Data Protection Regulation in the French West Indies. Data protection laws are also in force, or will shortly be brought into force, in Aruba, British Virgin Islands, Barbados, Bermuda, Bonaire, Curaçao, Cayman Island, Montserrat, St. Kitts & Nevis, St. Lucia, and laws making some provision for data protection are in force in the majority of our operating territories, including Trinidad and Tobago. In addition, and also influenced by the EU General Data Protection Regulation framework, Jamaica has adopted data protection laws that are awaiting promulgation. Furthermore, other governments in the markets in which we operate have also signaled their intention to introduce data protection legislation. Depending on the provisions of such legislation, it may result in additional direct costs for us in our initial compliance with that legislation and/or it may have operational impacts on the conduct of our business, including to the direct marketing of our services.

We could be subject to unexpected political, economic or legal developments that impact telecommunications regulations, particularly in countries where the regulatory regimes are less well-established.

The regulatory regimes in most of the countries in which we operate are generally less well-established than in developed countries where meaningful regulation in the telecommunication industry has existed for a longer time. As a result, our operations could be subject to unexpected political, economic or legal developments that impact telecommunications regulation, which could adversely impact our business. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on interest or dividends from the subsidiaries and tax concessions in certain operations), foreign exchange, export controls or otherwise in these or other jurisdictions will not change. The number of regulatory measures that our operations are subject to may also increase or become more onerous in these countries as these countries reform their telecommunications laws. Some countries such as Bonaire, Curaçao, Jamaica, Barbados, Trinidad and Tobago, Guyana, Suriname, St. Lucia, St. Vincent and the Grenadines, Grenada, Commonwealth of Dominica, Antigua, Barbuda, British Virgin Islands, and Turks and Caicos Islands have announced plans to reform, or are in the process

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of reforming, their telecommunications laws. Any changes in the applicable law and regulatory framework relating to our activities may negatively impact our business.

For example, in Jamaica, the regulator designated our Jamaica operation and our other mobile competitor as dominant public voice carriers. As a result, we became subject to more regulation in Jamaica, in particular in relation to interconnection rates. For example, the Jamaican regulator, the OUR, imposed regulated prices for mobile termination through the imposition of new mobile termination rates at the end of May 2013 following its cost model consultation process. As a result, mobile termination rates were set at J$1.1 (approximately one U.S. cent). This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years. The actions taken by the OUR were facilitated by the introduction of a new telecommunications policy which resulted in a comprehensive update to the applicable Telecommunications legislation. While the new government had previously indicated that new legislation would have to go through proper consultation and debate before being considered for a vote, in May 2012, the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This bill was passed by Parliament as “emergency legislation,” which legislation significantly increased the powers of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential and set termination rates based on specified cost accounting principles. These extended powers granted to the OUR by the passing of this emergency legislation in 2012 may have a material adverse impact on our retail and wholesale revenue and generally our operations in Jamaica. In addition, the government of Jamaica introduced two new taxes on the telecommunications sector in July 2012 and, in February 2013 made these subject to a general consumption tax. See “—We may be subject to further taxes or fees imposed by various governmental entities.” In addition, our competitors are often state-owned or have ties with the government. As such, they may receive financial support from the state, and be subject to less onerous regulations than we are.

In 2020, in Turks and Caicos Island, the Minister for Telecommunications insisted that all operators must meet the Belonger Status requirement mandated under the Telecommunications Ordinance. This is a requirement whereby businesses in Turks and Caicos Islands must have no less than 51% local ownership/shareholding. While Digicel previously enjoyed an exemption from such a requirement, in March 2022 the Minister indicated that in respect of Digicel’s renewed license, Digicel’s exemption from Belonger Status is to be limited to three years, which if followed through could see Digicel being forced to divest in order to comply with local control requirements.

In some of our markets, we may not be granted the licenses we apply for in order to provide our products, such as Cable TV & Broadband. Our licenses and frequency allocations are subject to ongoing review which may result in modification, early termination, revocation or non-renewal.

We may not be granted the licenses we apply for in order to provide the products we may wish to offer, or we may experience delays in obtaining such license. For example, our application for authorization for a fixed license in Guyana has been pending since 2020, and, even if we obtain authorization for a fixed license, the regulator may impose onerous conditions on us in connection with such authorization. In addition, the continued existence and terms of wireless telecommunications licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination or revocation. For example, such a review process is currently underway in the British Virgin Islands and Turks and Caicos Islands. While we would not expect to be required to cease operations in any market at the end of the term of our business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. For example, in Aruba, our license was renewed in January 2013; however, the renewal is subject to onerous conditions such as requirements to install equipment in Aruba that is currently operated out of a central location outside of Aruba, thus increasing our capital expenditure. Further, in Aruba, the current mobile concession is expiring on January 5, 2023 and Digicel has been in the renewal process since April 2022, but progress with the regulator is slow. Our licenses expire at various times between now and 2046. Upon termination or revocation, the license may revert to the government or local telecommunications agency without, in some cases any, or adequate, compensation to us.

In addition, we have faced and may continue to face the possibility of enforcement actions, penalties or censure for unauthorized spectrum use. For example, the regulator in Guyana began judicial enforcement action in 2021 concerning our use of certain 700MHz spectrum, which led to its vacation by agreement in late October 2021, together with the assignment of new, and reduced, 700 MHz spectrum to Digicel. In January 2022, the regulator

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confirmed that it also requires Digicel to vacate a portion of 850MHz spectrum that was not assigned to Digicel. In November 2020, U-Mobile (Cellular) Inc. was charged an unpaid regulatory license fee of over $9 million, but we have since objected to this fee on the basis that it is discriminatory. Discussions with the government are ongoing. Further, in British Virgin Islands, Digicel used unauthorized AWS spectrum between July 2020 until January 2022, due to network pressure and constraints, and degradation of quality of services to customers brought on due to the impact of the COVID-19 pandemic. As a result, Digicel is likely to be fined. In Aruba and Curaçao, spectrum frequencies were awarded to Digicel but the local regulators failed to send invoices to Digicel, in the case of Aruba, for a period of ten years. In Aruba this led to disputes over spectrum invoices in 2020 for the invoiced periods that were past the statute of limitations, which is five years locally. In August 2022, the regulator informed Digicel that it had failed to raise an invoice for spectrum charges for several years and is now seeking to recover US$2,452,247 in respect of four years of charges. These enforcement actions could affect our ability to render all our services as they are currently provided and have a negative impact on our results.

Certain disputes with regulators, competitors or customers could adversely affect us if they are not resolved in our favor.

We are party to certain disputes, including anti-trust disputes, with regulators, competitors or customers from time to time that could have a material adverse effect on our business and results of operations.

Operators that are determined to be “dominant” may be subject to additional regulation, and in particular, additional regulation on interconnection charges, retail rates or wholesale rates. For example, the Telecommunications Appeal Tribunal, set up under Section 61 of the Jamaica Telecommunications Act 2004 to hear appeals by persons aggrieved by any decision of the OUR, confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica, including us, are subject to more regulation, including an obligation to issue a Reference Interconnect Offer that includes rates which need to be approved by the regulator. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years.

The Regulatory Authority of Bermuda has completed an electronic telecommunications market review on September 1, 2020, which designates Digicel and BTC as significant market power holders of fixed voice, internet and business connectivity at retail and wholesale markets, and ultimately imposed regulatory restrictions, including but not limited to, accounting separation, wholesale access obligations, requirements to publish certain KPIs and more importantly retail pricing restrictions on broadband markets. These remedies could have significant adverse operational and financial consequences, including on our revenue in Bermuda. Digicel and another operator, One Communications, separately initiated appeal proceedings against the market review decision by the Regulatory Authority of Bermuda and we are waiting for the appeal to be heard before the Bermuda Court.

We currently use the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers), also known as the Home Network Identity Code in many of the markets in which we operate, including Jamaica. This practice has been disputed by some regulators and some of our competitors. In September 2008, the International Telecommunication Union approved Annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both regulators agree that an operator can use a Home Network Identity Code extra-territorially, each of the regulators will notify the International Telecommunication Union. Should it become necessary in any jurisdiction to obtain regulatory approval to use a Home Network Identity Code extra-territorially, we will then undertake this exercise. If required to do so, we believe that we could obtain such approvals without adversely affecting our business or operations. However, if we are unable to do so, we would incur costs to change the Home Network Identity Code to the relevant market-specific Home Network Identity Code. We have carried out one such exercise in the British Virgin Islands with minimal customer impact. The regulator in Turks and Caicos has indicated its intention to withdraw previously granted permission to use the Jamaican Home Network Identity Code in Turks and Caicos and Digicel has lodged a formal appeal in relation to the process adopted by the regulator.

In addition, on February 6, 2019, Unigestion, one of our Haitian subsidiaries, was served notice of a class action in the United States alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that the defendants’ collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful. The Court granted the

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defendants’ the motion to dismiss on March 11, 2021. The plaintiffs filed their appellate brief on June 1, 2021 to the Second Circuit Court of Appeals and a decision is pending.

In Aruba, Digicel requested a fixed concession and an international landing rights concession in 2016. Both concession applications were rejected. Subsequently Digicel initiated administrative proceedings against Aruba for unjustified refusal of the concessions. After five years of various administrative procedures, in June 2021, the minister with responsibility for telecommunications issued a fixed concession to Digicel. This concession contains onerous conditions. As a result, Digicel has appealed those terms while continuing to pursue a separate procedure concerning cable landing rights. Both processes are ongoing during which time Digicel is largely blocked out from competing in fixed telecommunications.

Finally, Digicel continues to operate in markets where the regulatory system (as is common with more developed markets such as the European Union) does not make any provision requiring OTT providers to make a contribution to the costs of network usage that they drive. While bodies such as the Caribbean Telecommunications Union have begun to consider these issues, so far, there are no legislative proposals on the horizon intended to address this market failure.

We may be subject to further taxes or fees imposed by various governmental entities.

The telecommunications sector is seen by many governments as a highly profitable sector, and in an effort to increase revenue for the state, governments may impose new fees, taxes or levies directed at this sector.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations which came into effect in 2016 which impose fees calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services.

In November 2015, the Minister of Finance in Barbados introduced a special VAT rate on mobile phone services that is 4.5% higher than the standard rate of VAT.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulation that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

In October 2016, the regulator in British Virgin Islands announced the activation of provisions within the Telecommunications Act that would result in the imposition of an industry levy. The regulator raised an industry levy and is claiming $1.68 million and $1.58 million from Digicel with respect to the 2019/2020 period and the 2020/2021 period, respectively. Payment of both of these amounts (to which interest may be applied) has been stayed pending the outcome of a judicial review by Digicel and other operators to the 2019/2020 levy, which was heard in July 2021. While the 2019/2020 levy was struck down by the court (and the reasoning would also invalidate the 2020/2021 levy), the Telecommunications and Regulatory Commission has filed its notice to appeal against the decision of the court.

In 2016, the government of St Vincent and the Grenadines introduced a 2% levy on international calls originated in St Vincent and the Grenadines to fund a Zero Hunger Trust Fund. In 2017, this was extended to cover inbound international calls and data.

In October 2017, the government of Trinidad and Tobago increased the rate of corporate income tax from 25% to 30% and this increase impacts our accounting from the year ended March 31, 2018 onwards.

In July 2018, the government of Aruba increased the rate of sales tax from 3.5% to 6.0%. The additional tax was largely passed on to customers in Aruba. However, as there is no credit in Aruba for sales tax on operating costs, the effect of the increase in the rate of sales tax was to increase the operating costs of the business in Aruba by the amount of the increase in the rate of the sales tax.

In October 2018, the government of Barbados increased the rate of corporate income tax from 25% to 30%. This had retrospective effect for the accounting for the year ended 31 March 2018.

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In January 2019, the government of Antigua and Barbuda announced its intention to introduce a 10% tax on the profits of certain businesses in Antigua and Barbuda, including the telecommunications operators in Antigua and Barbuda. We have made representations to the government of Antigua and Barbuda requesting that this new tax should not be introduced. Effective from March 1, 2019 onwards, the government of Antigua and Barbuda introduced a new tax of US$0.05 on incoming international calls effective which is levied on overseas carriers sending calls to Antigua and Barbuda and collected from them by local operators.

In October 2021 the government of Guyana raised a levy on Digicel in respect of the mobile license that had been previously granted to Digicel and which was superseded by a new license granted to Digicel in October 2020 when further market liberalization occurred. The demand for payment covers the years 2013-2020 and amounts to US$9.2 million in total. No demand for payments of those levy amounts had been previously been made by the Government of Guyana.

In its 2022 budget, the government of Barbados introduced a one-time 15% COVID-19 contribution levy on domestic businesses in certain sectors, which includes the telecommunications sector, among other tax changes. Specifically, companies that generated income of more than BBD$5 million must pay 15% of their 2020 and 2021 net income to the Barbados tax authority.

Regulators and governments in many countries have explored, and periodically continue to explore, the possibility of introducing taxes applicable to the telecommunications sector or increasing existing universal service fund levies on the telecommunications sector. The imposition of these taxes and fees, and any other additional taxes and fees, in our markets could negatively impact our results of operations.

We are subject to taxes in the countries in which we operate, which may reduce amounts we receive from our operations or may increase our tax costs.

Tax returns from previous years may be scrutinized by the local tax authorities and there is a risk that unidentified issues or exposures might arise. Many of the countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current tax laws, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operations or may increase our tax costs.

DL, DHL, DML, DIHL and certain of our Bermuda subsidiaries may be required to increase their presence in Bermuda to satisfy its economic substance rules, which could create additional costs, expenses and complexities for our business.

Following assessment of its tax measures by the European Union Code of Conduct Group, Bermuda was included in a list of jurisdictions which are required by the European Union to address concerns of the European Union Code of Conduct Group relating to the demonstration of economic substance. Bermuda and other listed jurisdictions were listed specifically under Criterion 2.2 of the assessment which relates to tax regimes that are capable of facilitating offshore structures which attract profits without real economic activity. Criterion 2.2 applies when the standard code assessment under Criterion 2.1 cannot be applied because of the absence of a corporate tax system or because the jurisdiction applies a nominal corporate tax rate equal to zero or almost zero. Bermuda does not, at present, have a corporate tax system.

To assist in implementing appropriate substance requirements, the European Union Code of Conduct Group published a technical scoping paper in June 2018. The scoping paper set out the three key steps for implementing substance requirements: (i) identify the “relevant activities,” (ii) impose substance requirements and (iii) ensure there are enforcement provisions in place. In addition, the scoping paper identified relevant activities as including (as a minimum) the following industry sectors which will fall within the scope of the proposed substance rules: banking, insurance, fund management, financing, leasing, headquarter regimes, holding entity, shipping and intellectual property.

On December 31, 2018, the Bermuda Government implemented legislation which brought substance requirements into force with effect from January 1, 2019 for newly incorporated entities and July 1, 2019 for currently existing entities that carry on a relevant activity.

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As a result of the introduction of such legislation, DL, DHL, DML, DIHL, DIFL and certain of our subsidiaries may be required to increase their economic substance in Bermuda, which could include being directed and managed in Bermuda, having an adequate level of qualified employees in Bermuda, incurring an adequate level of annual expenditure in Bermuda, maintaining physical offices and premises in Bermuda and performing core income-generating activities in Bermuda, or alternatively migrate the company to an onshore jurisdiction with a corporate tax regime. The costs of compliance associated with the foregoing requirements, and any penalties for deemed non-compliance under Bermuda law, could have a material adverse effect on our financial condition and results of operations.

We are subject to various anti-corruption laws and regulations.

We are subject to various anti-corruption laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We have business in countries and regions that are less developed and are generally recognized as potentially more corrupt business environments. Accordingly, we have developed specific internal policies and procedures relating to the prevention of such payments and the reporting of such activities both internally and, where required, to the appropriate external authorities. However, our operations in such markets create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, and there is a risk that in certain instances our internal policies and procedures may not be adequate. If we or any of our employees or agents is found to have violated any of these anti-corruption laws and regulations, it could have a material adverse effect on our business, brand, reputation, financial condition and results of operations.

Our agreement with a company controlled by Mr. Denis O’Brien on the use of Digicel trademarks outside of our current markets may adversely affect our reputation and limit our ability to expand into other regions.

In 2007, Digicel Caribbean Limited, one of our subsidiaries, entered into a trademark coexistence agreement with Seedeck Limited, a company controlled by Mr. Denis O’Brien. Pursuant to the coexistence agreement, Seedeck Limited may use the Digicel trademarks outside of North America, Central America, South America, the Caribbean, Bermuda and the Bahamas, and we may not use the Digicel trademarks in these regions absent the entry into separate license agreements. We cannot assure you that we would be able to enter into such agreements on satisfactory terms or at all. This could limit our future growth, and the restrictions imposed by the coexistence agreement may adversely affect our ability to expand our operations, use our brand and compete effectively. In addition, notwithstanding that such agreement provides that neither party is permitted to do any act which may be detrimental to the reputation or value of the Digicel trademarks, Seedeck Limited could use the Digicel trademarks in a manner that adversely affects our reputation.

Our agreement with Digicel Pacific Limited allowing Digicel Pacific Limited to use the Digicel brand and other ancillary brands and trademarks in certain Pacific territories may lead to customer confusion and adversely affect our reputation.

In July 2022, DGHL entered into a trademark coexistence agreement with Digicel Pacific Limited in connection with its sale of its Pacific operations to Telstra Corporation Limited. Pursuant to the trademark coexistence agreement, Digicel Pacific Limited and its affiliates may use, in certain Pacific territories, the Digicel brand and other ancillary brands (e.g., “Loop” and “PlayGo”) and trademarks we also use in the markets in which we operate. The trademark coexistence agreement restricts us from using these brands and trademarks in the certain Pacific territories, limiting our ability to market our products and services in or expand into this region. The trademark coexistence agreement provides that Digicel Pacific Limited may terminate such agreement in the event of certain insolvency events that result in Mr. Denis O’Brien or certain related parties no longer controlling Digicel Limited, Digicel Caribbean Limited or their successors.

While the trademark coexistence agreement requires Digicel Pacific Limited to comply with certain brand guidelines established by us, and to incorporate regional and country differentiators in any uses of “Digicel,” Digicel Pacific Limited could use the Digicel brand or other ancillary brands or trademarks in a manner that harms our brands and trademarks and our reputation, notwithstanding that under the agreement, Digicel Pacific Limited is not permitted to take actions that are likely to reflect unfavorably on us or our affiliates or our brands or trademarks. In addition, Digicel Pacific Limited’s use of brands and trademarks that are the same as or similar to those that we use, even in different markets, could lead current or potential customers to erroneously believe that we are affiliated with

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Digicel Pacific Limited, and any negative publicity incurred by Digicel Pacific Limited could also adversely affect our reputation and cause us to lose customers.

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Description of the Company

Digicel Group is a leading provider of communications services in the Caribbean region. Digicel Group provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers. As of March 31, 2023, the Company provided mobile communications services to 9.8 million subscribers in 25 markets in the Caribbean, with an aggregate population of approximately 25.6 million people.

Digicel Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on October 16, 2000, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Holdings (Bermuda) Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on December 17, 2004, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel MidCo Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on July 27, 2023, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Intermediate Holdings Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on May 21, 2020, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel International Finance Limited was redomiciled by continuance from St. Lucia to Bermuda on July 11, 2023, and is an exempted company with limited liability registered under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our head office is located at 14 Ocean Boulevard, Kingston, Jamaica, W.I., and our telephone number is +1 (876) 511-5000. Our website is www.digicelgroup.com. Information in or connected to our website is not part of this Solicitation Statement.

Corporate Reorganization and Group Structure

On the Closing Date and in connection with consummation of the Schemes and, if applicable, the Concurrent Transactions: (1) DHL will transfer all of its interests in DIHL to DML; (2) DL will transfer to DHL all of its assets; (3) DHL will use the Gross Proceeds to purchase (at a price equal to fair market value) from DIHL and DIFL (i) any intercompany claims owed to DIHL or DIFL by DGHL and (ii) any rights to distributions pursuant to an intercreditor agreement to be entered into by and among holders of the DGHL Unsecured Notes and the DGHL Convertibles Notes, DL, DIFL and Mr. Denis O’Brien and any rights to distributions pursuant to the settlement agreement in respect of the intercompany claims between DGHL, DL and DIFL(the “DGHL Settlement Agreement”); and (4) DHL shall contribute to DIFL (i) any Gross Proceeds remaining after the purchases contemplated in the previous step and (ii) any assets previously received from DL (steps (1) through (4) collectively, the “Corporate Reorganization”). Following the consummation of the Corporate Reorganization, DL will no longer hold any equity interests in DHL. We refer to (i) the consummation of the Schemes and, if applicable, the Concurrent Transactions, (ii) the Corporate Reorganization and (iii) entry into the Services Agreement, including the issuance of DHL Common Shares and warrants pursuant to such agreement, collectively as the “Reorganization Transactions.”

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The chart below depicts DGHL’s simplified corporate structure before giving effect to the Reorganization Transactions. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DGHL. Amounts outstanding are as of March 31, 2023.

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The chart below depicts DHL’s simplified corporate structure after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023 and assumes no reduction in the Exit Preferred Shares Offering Amount. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DHL.

(1)  If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, then Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited shall instead refer to New DHL, New DIHL and New DIFL, respectively.

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Capitalization

The following table sets forth our consolidated capitalization at March 31, 2023:

•	on an actual basis for DL; and

•	on an as adjusted basis for each of DHL and its subsidiaries, DML and its subsidiaries and DIFL and its subsidiaries to give effect to the following transactions as if they had been consummated on March 31, 2023 (which amounts remain subject to change based upon the actual Closing Date): (i) the Schemes such that (a) the Existing DIFL Term Loans are exchanged for $997.2 million aggregate principal amount of New DIFL Term Loans, (b) the Existing DIFL Secured Notes are exchanged for $1,226.3 million aggregate principal amount of the New DIFL Secured Notes, (c) the Existing DIFL Unsecured Notes are exchanged for $388.8 million aggregate principal amount of New DML Unsecured Notes, (d) the Existing DIFL Subordinated Notes are exchanged (assuming 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes are tendered in the Exchange Offer and we include the Existing DIFL Subordinated Notes in the DIFL Scheme) for 13.05%[5] of the DHL Common Shares and (e) the Existing DL Notes are exchanged for 48.78%[6] of the DHL Common Shares; (ii) the payment of the following Work Payments pursuant to the RSA: (a) $19.3 million of New DIFL Term Loans to certain lenders under the Existing DIFL Term Loans (assuming all such lenders elect to receive their Work Payment in the form of New DIFL Term Loans), (b) $23.7 million of New DIFL Secured Notes to certain holders of the Existing DIFL Secured Notes (assuming all such holders elect to receive their Work Payment in the form of New DIFL Secured Notes), (c) $7.6 million of New DML Unsecured Notes to certain holders of the Existing DIFL Unsecured Notes, (d) 4.87% of the DHL Common Shares to certain holders of the Existing DL Notes and (e) 1.30% of the DHL Common Shares to certain holders of the Existing DIFL Subordinated Notes; (iii) the issuance by DHL, assuming no reduction in the Exit Preferred Shares Offering Amount, of (a) $121.0 million of Exit Preferred Shares, which includes $11.0 million of Exit Preferred Shares on account of the Backstop Payment, (b) 20% of the DHL Common Shares as Subscription DHL Common Shares and (c) 2.0% of the DHL Common Shares on account of the Backstop Payment; (iv) the issuance of 10.00% of the DHL Common Shares to Mr. Denis O’Brien pursuant to the Services Agreement; (v) the Corporate Reorganization and (vi) the estimated fees and expenses relating to the foregoing.

You should read this table together with our consolidated financial statements and related notes included elsewhere in this Solicitation Statement.

	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Cash and Cash Equivalents	$165.7	$199.8	$199.8	$199.8
Current Liabilities:
Existing DL Notes	925.0	—	—	—
Existing DIFL Term Loans	10.5	—	—	—
Other Short-Term Debt	55.2	55.2	55.2	55.2
Accrued Finance Costs	89.1	—	—	—
Total Short-Term Debt	1,079.8	55.2	55.2	55.2
Non-Current Liabilities and Equity:
Digicel MidCo Limited
New DML Unsecured Notes	—	396.4	396.4	—

5Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

 6 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

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	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Digicel International Finance Limited
Existing DIFL Secured Notes	1,226.3	—	—	—
Existing DIFL Term Loans	986.7	—	—	—
Existing DIFL Unsecured Notes	381.0	—	—	—
Existing DIFL Subordinated Notes	250.0	—	—	—
New DIFL Term Loans	—	1,016.5	1,016.5	1,016.5
New DIFL Secured Notes	—	1,250.0	1,250.0	1,250.0
Other
Other Long-Term Debt(2)	406.7	406.7	406.7	406.7
Accrued Finance Costs	7.8	—	—	—
Deferred Finance Costs	(6.6)	—	—	—
Total Long-Term Debt	3,251.9	3,069.5	3,069.5	2,673.1
Shareholders’ Equity:
Preference Equity	—	121.0	—	—
Share Capital	0.0	0.0	0.0	10.0
Equity Compensation Reserve	191.6	114.6	114.6	114.6
Foreign Exchange Translation Reserve	(474.9)	(463.9)	(463.9)	(463.9)
Minority Interest	51.2	51.2	51.2	51.2
Retained Earnings	(2,278.9)	(1,053.2)	(1,042.2)	(1,042.2)
Total Shareholder’s Equity	(2,511.0)	(1,230.3)	(1,340.3)	(1,330.3)
Total Non-Current Liabilities and Equity	740.9	1,839.3	1,729.3	1,342.8
Total Capitalization	1,986.4	1,894.4	1,784.4	1,398.0

(1)	If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, then Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited shall instead refer to New DHL and New DIFL, respectively.

(2)	Other Long-Term Debt is gross debt before deferred financing fees and consists of $265.7 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $26.0 million of certain other long-term debt with respect to DL and its subsidiaries. Other Long-Term Debt consists of $287.5 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $0.2 million of certain other long-term debt with respect to DIHL, DML, and DIFL and their respective subsidiaries.

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Description of Other Indebtedness

The following is a brief discussion of the indebtedness of DL and its subsidiaries.

Digicel International Finance Limited Senior Secured Debt

DIFL Facility

On May 25, 2017, we entered into the DIFL Facility comprising:

•	$236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros;

•	$955.0 million of Term B loans denominated in U.S. dollars; and

•	$100.0 million of revolving credit loans denominated in U.S. dollars.

The Term A Loan Facility and the Term B Loan Facility were drawn in full on May 25, 2017 and the net proceeds were applied on closing to prepay in full the principal and accrued interest on the following facilities:

•	our senior secured facilities outstanding at that time (approximately $836.0 million as of March 31, 2017); and

•	by way of the application of certain distributions to parent entities of DIFL, DL’s $250 million of 7.000% Notes due 2020 and Digicel Pacific Limited’s $80 million senior secured loan.

The remaining net proceeds were used for general corporate purposes.

On January 29, 2018, we entered into an amendment to the DIFL Facility to increase the principal amount of the Term B loans thereunder by $100.0 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans as described below. The net proceeds of the Existing DIFL Term Loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under the DIFL Facility, were used to repay Revolving Credit Loans outstanding under the DIFL Facility. During March and April 2018, those Revolving Credit Loans were borrowed in full.

On February 26, 2019, we entered into an amendment to the DIFL Facility to increase the maximum total debt to Adjusted EBITDA (as defined in the DIFL Facility) financial maintenance ratio from 4.5x to 5.0x. On March 15, 2019, we used the net proceeds from the issuance of the Existing DIFL Secured Notes of $594 million to repay all amounts drawn under the Revolving DIFL Facility, to repay all of our Term A loans and to pay related fees and expenses.

All term loans denominated in U.S. dollars accrue interest at an Alternate Base Rate as the base rate since LIBOR for all interest periods was discontinued in respect of U.S. dollar denominated loans on June 30, 2023. The Alternate Base Rate is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Existing DIFL Term Loans, 2.00%.

The Term B loans initially had an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.75% or LIBOR (with a LIBOR floor of 1.00%) plus a margin of 3.75%. After giving effect to the January 29, 2018 amendment described above, the interest rate margin on all of the Existing DIFL Term Loans was reduced from, in the case of Alternate Base Rate loans, 2.75% per annum to 2.25% per annum and in the case of LIBOR loans, 3.75% per annum (with a LIBOR floor of 1.0%) to 3.25% per annum (with a LIBOR floor of 0.0%). The Existing DIFL Term Loans have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing on March 30, 2018 with the balance due in full on May 25, 2024.

The Revolving Credit Loans have an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.50% or LIBOR plus a margin of 3.50%. They have a tenor of three years and can be drawn and repaid by us as required during that period.

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The DIFL Facility is secured by guarantees from and security over the shares and assets of us and our subsidiaries whose aggregate EBITDA and assets (in each case calculated in accordance with the credit agreement governing the DIFL Facility) represent not less than 80% of our consolidated EBITDA and not less than 85% of our consolidated total assets.

We are subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio and a maximum senior secured debt to EBITDA ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (for the four most recent fiscal quarters) cannot exceed 5.0 to 1.0. The ratio of total senior secured debt to EBITDA cannot exceed 3.0 to 1.0. The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by DGL and DL so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

The DIFL Facility documentation also includes customary yield protection and indemnification provisions.

Subject to customary exceptions, we are required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt. We may, at our discretion, prepay amounts owed under the DIFL Facility, subject to funding breakage costs and minimum prepayment thresholds.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

As of March 31, 2023, $997.2 million in aggregate principal amount was outstanding under the Existing DIFL Term Loans. Upon consummation of the DIFL Scheme, the Existing DIFL Term Loans will be exchanged for an aggregate principal amount of New DIFL Term Loans in an amount equal to the New DIFL Term Loan Amount minus the aggregate principal amount of New DIFL Term Loans issued on account of the Exiting DIFL Term Loans Commitment Payment, as further described in “Description of the Schemes.” Certain terms of the New DIFL Term Loans are described below under “—New DIFL Credit Facility.”

Bridge Facilities

On June 27, 2023, we entered into the Bridge Facilities, which provided commitments for an aggregate principal amount of $60 million (split between two tranches of $36 million and $24 million respectively, for each Bridge Facility). Once drawn, the Bridge Facilities shall accrue interest at 9% paid monthly in cash with the balance under the Bridge Facilities due 180 days after their establishment. The Borrower shall have the ability to extend such maturity by 90 additional days, with the consent of the majority of the lenders providing the loans under the Bridge Facilities and upon the satisfaction of certain conditions. The Bridge Facilities rank pari passu with the existing loans under the DIFL Facility and are guaranteed by the same subsidiaries of DIFL and secured by the same collateral as the existing loans under the DIFL Facility.

The Bridge Facilities are subject to (i) the same affirmative and negative covenants as the DIFL Facility and (ii) additional affirmative and negative covenants further restricting investments, debt, liens, acquisitions and restricted payments. The Bridge Facilities are also subject to the same prepayment obligations as the DIFL Facility (with such prepayments being made on a ratable basis), plus an additional obligation to prepay amounts under the Bridge Facilities if, subject to limited exceptions, upon receipt of cash, property or other proceeds in respect of (i) any loan owed to DL or any of its subsidiaries by DGHL or any of its subsidiaries or (ii) any sale of equity of DIHL or any of its subsidiaries to DGHL or any of its subsidiaries (other than DIHL or any of its subsidiaries).

New DIFL Credit Facility

On the Scheme Effective Date, we will enter into the New DIFL Credit Facility under which the New DIFL Term Loans in a principal amount equal to the New DIFL Term Loan Amount plus the aggregate principal amount of New DIFL Term Loans issued on account of the applicable Work Payments to certain lenders under the Existing DIFL Term Loans will be borrowed by us. Upon entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans, all obligations under the Existing DIFL Term Loans will be deemed repaid and satisfied in full.

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At our election, all New DIFL Term Loans will accrue interest based on either SOFR or an Alternate Base Rate as the base rate. The Alternate Base Rate will be the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) SOFR plus 1.00%, and (c) the Prime Rate. The New DIFL Term Loans will have a per annum rate, depending on the foregoing election, of SOFR or Alternate Base Rate, plus a margin set to ensure interest rate parity between the New DIFL Term Loans and the New DIFL Secured Notes as of the fifth business day before the New DIFL Credit Facility Closing Date based on swap rate(s) of applicable duration at such time, which is payable in cash. In addition, for each interest period, PIK Interest shall be paid by increasing the principal of the outstanding New DIFL Term Loans. PIK Interest on the New DIFL Term Loans will accrue at a rate per annum of (i) 1.50% from the New DIFL Credit Facility Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the New DIFL Credit Facility Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the New DIFL Credit Facility Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that, if cash interest is being paid under the New DML Unsecured Notes during an interest period, all interest on the New DIFL Term Loans for such interest period shall be payable in cash.

The New DIFL Term Loans will mature on May 25, 2027, with all loans due and payable in full on such date. DIFL is not required to make any amortization payments with respect to the New DIFL Term Loans. Outstanding New DIFL Term Loans are voluntarily prepayable, without premium or penalty.

The obligations of DIFL under the New DIFL Credit Facility will be guaranteed by certain of DIFL’s subsidiaries and will be secured by substantially all of the assets (subject to certain exceptions) of DIFL and the subsidiary guarantors, including but not limited to pledges of and first priority perfected security interests over the shares and assets of DIFL and its subsidiaries, subject to certain customary exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility.

Certain of the affirmative covenants, negative covenants and amendment and waiver provisions under the New DIFL Credit Facility will be different and generally more restrictive than the affirmative covenants, negative covenants and amendment and waiver provisions contained in the DIFL Facility. Subject to the foregoing, the New DIFL Credit Facility will contain customary affirmative and negative covenants which, among other things, will include restrictions on investments, acquisitions, debt, liens, dispositions, restricted payments and restricted debt payments, in each case, subject to certain exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility. The New DIFL Credit Facility will also include customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments and changes of control. The New DIFL Credit Facility will not contain a financial covenant.

Subject to customary exceptions, we will be required under certain circumstances to prepay amounts owed under the New DIFL Credit Facility, including without limitation (i) percentages of excess cash flow (net of certain amounts and subject to DIHL and its Subsidiaries having unrestricted cash of no less than $300 million), (ii) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to limited reinvestment rights) and (iii) net proceeds from the issuance or incurrence of certain debt. We may, at our discretion, prepay amounts owed under the New DIFL Credit Facility on a ratable basis, subject to minimum prepayment thresholds and certain other conditions to be specified in the definitive documentation.

Existing DIFL Secured Notes

On March 15, 2019, DIHL and DIFL co-issued $600 million in aggregate principal amount of the Existing DIFL Secured Notes, guaranteed on a senior secured basis by the DIFL Guarantors.

On June 23, 2020, DIFL completed an exchange offer, in which DIFL exchanged approximately $1.3 billion of DL’s then-existing 6.00% Notes due 2021 for (x) approximately $626.3 million of additional Existing DIFL Secured Notes, (y) approximately $317.2 million of the Existing DIFL Unsecured Notes and (z) approximately $250.0 million of the Existing DIFL Subordinated Notes.

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Interest on the Existing DIFL Secured Notes accrues at a rate of 8.750% per year and is payable semi-annually in arrears in May 15 and November 15 of each year. The Existing DIFL Secured Notes will mature on May 25, 2024. The Existing DIFL Secured Notes are general secured obligations of DIHL, DIFL and the DIFL Guarantors, secured by a first priority lien on the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. The Existing DIFL Secured Notes are effectively senior to all of DIHL’s, DIFL’s and the DIFL Guarantors’ existing and future indebtedness that is unsecured or secured by junior liens, in each case to the extent of the value of the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. As of March 31, 2023, $1,226.3 million in aggregate principal amount of the Existing DIFL Secured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Secured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Secured Notes. If certain change of control events occur, holders of the Existing DIFL Secured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Secured Notes, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the DIFL Scheme, the Existing DIFL Secured Notes will be exchanged for an aggregate principal amount of New DIFL Secured Notes in an amount equal to the New DIFL Secured Notes Amount minus the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment as further described in “Description of the Schemes.”

Other Senior Secured Facilities

Digicel (Trinidad & Tobago) Limited

On September 3, 2018, Digicel (Trinidad & Tobago) Limited entered into a €5.0 million credit facility with First Caribbean International Bank (Trinidad & Tobago) Limited. The loan has a tenor of two years and is repayable in 24 equal monthly installments with the last installment due in September 2020. The interest rate is EURIBOR plus a margin of 3.00% per annum. The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during year ended March 31, 2021.

On July 12, 2019, Digicel (Trinidad & Tobago) Limited entered into a $5.0 million credit facility with RBC Royal Bank (Trinidad & Tobago) Limited. The loan has a tenor of three years and is repayable in 36 equal monthly installments with the last installment due in June 2022. The interest rate is the Royal Bank US Prime Rate minus a margin of 1.00% per annum (4.50% in aggregate). The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during the year ended March 31, 2022.

Other

Certain of our subsidiaries have other senior secured facilities. These facilities were in place in entities acquired by Digicel, including IDOM Technologies. The amount outstanding under these facilities as of March 31, 2023 was $0.6 million. These facilities are denominated in euro, have interest rates ranging from 2.83% to 3.30% and mature at various stages up to January 2025.

Digicel International Finance Limited Notes

Existing DIFL Unsecured Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $317.2 million in aggregate principal amount of the Existing DIFL Unsecured Notes, guaranteed on a senior unsecured basis by each of the DIFL Guarantors.

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Cash interest on the Existing DIFL Unsecured Notes accrues at a rate of 6.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. In addition, PIK Interest on the Existing DIFL Unsecured Notes accrues at a rate of 7.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing DIFL Unsecured Notes will mature on December 31, 2025. The Existing DIFL Unsecured Notes are general unsecured unsubordinated obligations of DIFL, DIHL and the DIFL Guarantors, and rank equal in right of payment with all of our, DIHL’s and the DIFL Guarantors’ existing and future unsecured unsubordinated obligations. As of March 31, 2023, approximately $381.0 million in aggregate principal amount of the Existing DIFL Unsecured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Unsecured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Unsecured Notes. If certain change of control events occur, holders of the Existing DIFL Unsecured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Unsecured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Unsecured Notes, among other things, restricts our ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the DIFL Scheme, the Existing DIFL Unsecured Notes will be exchanged for an aggregate principal amount of New DML Unsecured Notes equal to the New DML Unsecured Notes Amount minus the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment as further described in “Description of the Schemes.”

Existing DIFL Subordinated Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $250.0 million of the Existing DIFL Subordinated Notes, guaranteed on an unsecured and subordinated basis by the Existing DIFL Subordinated Guarantors. In addition, the Existing DIFL Subordinated Notes are guaranteed on a senior secured basis by DHL. DHL’s guarantee of the Existing DIFL Subordinated Notes is secured by certain intercompany promissory notes pledged by certain non-guarantor subsidiaries of DIFL in favor of DHL.

Interest on the Existing DIFL Subordinated Notes accrues at a rate of 8.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing DIFL Subordinated Notes will mature on December 31, 2026. The Existing DIFL Subordinated Notes are general unsecured obligations of DIFL, DIHL and the Existing DIFL Subordinated Guarantors, and are subordinated in right of payment with all of our, DIHL’s and Existing DIFL Subordinated Guarantors’ existing and future senior debt obligations in accordance with the subordination provisions of the indenture governing the Existing DIFL Subordinated Notes. As of March 31, 2023, approximately $250.0 million in aggregate principal amount of the Existing DIFL Subordinated Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Subordinated Notes. If certain change of control events occur, holders of the Existing DIFL Subordinated Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Subordinated Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Subordinated Notes, among other things, restricts our ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

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If we include the Existing DIFL Subordinated Notes in the DIFL Scheme, then, upon consummation of the DIFL Scheme, the Existing DIFL Subordinated Notes will be exchanged for 13.05%7 of the DHL Common Shares (subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment) as further described in “Description of the Concurrent Transactions” and “Description of the Schemes.”

DL Senior Notes

Existing DL Notes

On March 3, 2015, Digicel Limited issued $925 million in aggregate principal amount of the Existing DL Notes.

Interest on the Existing DL Notes accrues at the rate of 6.750% per year and is payable semi-annually in arrears on March 1 and September 1 of each year. The Existing DL Notes matured on March 1, 2023. The Existing DL Notes are DL’s general unsecured unsubordinated obligations and rank equal in right of payment with all of DL’s existing and future unsecured unsubordinated obligations. As of March 31, 2023, $925.0 million in aggregate principal amount of the Existing DL Notes was outstanding.

DL may redeem all or a portion of the Existing DL Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DL Notes. If certain change of control events occur, holders of the Existing DL Notes have the right to require DL to repurchase the Existing DL Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DL Notes, among other things, restricts DL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The Existing DL Notes are guaranteed on a subordinated basis by DHL, DIHL, DIFL and the Existing DIFL Subordinated Guarantors.

DL entered into a fourth supplemental indenture dated February 27, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, a fifth supplemental indenture dated March 30, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, a sixth supplemental indenture dated April 28, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee and a seventh supplemental indenture dated May 26, 2023 among DL, the guarantors party thereto and the Existing Notes Trustee, to amend the indenture governing the Existing DL Notes to provide for a grace period, which period was extended to 180 days upon DL entering into the RSA, before a default in the payment of interest, certain additional amounts, principal or premium with respect to the Existing DL Notes constitutes an “Event of Default” as defined in the indenture governing the Existing DL Notes.

Upon consummation of the DL Scheme, the Existing DL Notes will be exchanged for 48.78%8 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment) as further described in “Description of the Schemes.”

Operational Financing

Our operational financing is funded from our cash flows. Most of the cell sites across all of our markets are subject to operating leases, with contract lengths greater than five years in most cases.

7Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Suborindated Notes Commitment Payment.

8 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

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Description of the Concurrent Transactions

Pursuant to the RSA, we expect to effectuate a comprehensive transaction to address the funded indebtedness of DL, DIHL and DIFL, which will be implemented through the transactions contemplated by this Solicitation Statement and the transactions described below.

Concurrent Transactions

On August 21, 2023, we began an exchange offer to exchange any and all of the outstanding Existing DIFL Subordinated Notes validly tendered (and not validly withdrawn) in exchange by us for DHL Common Shares (the “Exchange Offer”). In addition, in connection with the Exchange Offer, holders that tender their Existing DIFL Subordinated Notes in the Exchange Offer may elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares on the same terms as those offered to Eligible Existing DL Notes Holders in this Solicitation Statement (the “Concurrent Offer” and together with the Exchange Offer, the “Concurrent Transactions”). If DIHL and DIFL receive valid tenders not validly withdrawn from holders of at least 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then, rather than consummate the Exchange Offer, DIHL and DIFL expect to include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme in order to effectuate the exchange of all outstanding Existing DIFL Subordinated Notes for DHL Common Shares on the same economic terms as the Exchange Offer. Even if less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes are tendered in the Exchange Offer, DIHL and DIFL may, subject to the terms of the RSA, nevertheless choose to include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme. Pursuant to the RSA, holders of more than 50% of the Existing DIFL Subordinated Notes have committed to tender their Existing DIFL Subordinated Notes in the Exchange Offer.

If the Company includes the Existing DIFL Subordinated Notes in the DIFL Scheme, all outstanding Existing DIFL Subordinated Notes will be exchanged for 13.05%9 of DHL Common Shares (subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment) upon consummation of the DIFL Scheme.

If we receive valid tenders not validly withdrawn in the Exchange Offer from holders holding at least 50% but less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes and do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme or propose but fail to consummate the DIFL Scheme with respect to the Existing DIFL Subordinated Notes, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes, which would eliminate substantially all of the covenants, restrictive provisions and events of default, and in connection with the settlement of the Concurrent Transactions and consummation of the Schemes, we will effectuate the Asset Transfers, causing all of the assets of DIFL and each of the Existing DIFL Subordinated Guarantors to be transferred to newly created subsidiaries, none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, DHL will effectuate the Collateral Release, releasing all of the collateral securing its guarantee of the Existing DIFL Subordinated Notes. Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes and the New DIFL Term Loans that will each be guaranteed on a senior secured basis by (a) New DIHL (rather than DIHL) and (b) the DIFL Guarantors, which will include the New Guarantors, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. In addition, if we receive valid tenders not validly withdrawn from holders holding at least 66 2/3% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then we will cause each of the DIFL Subordinated Guarantors to release its guarantee of the Existing DIFL Subordinated Notes.

This Solicitation Statement does not purport to be an offering memorandum with respect to the Concurrent Transactions.

9Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, includingaccrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

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Services Agreement

Pursuant to a Services Agreement (the “Services Agreement”) to be entered into by and among the Companies, certain of their subsidiaries and Mr. Denis O’Brien on or prior to the Closing Date, Mr. Denis O’Brien will agree, among other undertakings, to perform services for the Companies in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, to be set forth in further detail in the Services Agreement. In consideration for his services, Mr. Denis O’Brien will receive, among other things, (i) 10% of the DHL Common Shares (on a fully diluted basis) to be outstanding immediately after consummation of the Schemes, (ii) warrants to purchase 10% of the DHL Common Shares to be outstanding immediately after consummation of the Schemes, which warrants may be exercised for six years after the Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on the common equity value of $1.1 billion and (iii) a portion of the Telstra Proceeds.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement to be entered into upon consummation of the Schemes between DHL and certain holders of the DHL Common Shares, certain holders of the DHL Common Shares will have customary registration rights with respect to their registrable DHL Common Shares following an initial public offering by DHL, including customary demand registration rights for holders of at least 5% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares), customary shelf registration and shelf take-down rights and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares).

DGHL Transactions

Pursuant to a Restructuring Support Agreement dated May 28, 2023 entered into by DGHL, certain of its subsidiaries and certain holders of 82.7% of the aggregate principal amount of the outstanding DGHL Unsecured Notes and 84.6% of the aggregate principal amount of the outstanding DGHL Convertible Notes, DGHL expects to propose a scheme of arrangement pursuant to section 99 of the Bermuda Companies Act with respect to the DGHL Unsecured Notes and the DGHL Convertible Notes (the “DGHL Scheme”). The DGHL Scheme, together with any related transactions or approvals necessary to consummate the DGHL Scheme (including recognition of such DGHL Scheme under Chapter 15 of the U.S. Bankruptcy Code), are referred to as the “DGHL Transactions.” There can be no assurance that the DGHL Transactions will be consummated or whether the DGHL Scheme will be recognized in the United States. The Exchange Offer and the Schemes, as applicable, on the one hand, and the DGHL Transactions, on the other hand, are not conditional upon each other.

Upon consummation of the DGHL Transactions, all outstanding (a) DGHL Unsecured Notes will be exchanged for $163.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions and (b) DGHL Convertible Notes will be exchanged for $19.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions.

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Description of the Schemes

Overview

A scheme of arrangement is a statutory procedure under Section 99 of the Bermuda Companies Act which enables a company to agree to a compromise or arrangement with its creditors or any class of its creditors in respect of its debts or obligations owed to those creditors. Under Bermuda law, a scheme of arrangement requires the following to occur in order to become legally binding:

•	the Bermuda Court has issued an order giving leave to convene a meeting(s) of relevant creditors in separate classes to consider and vote upon the scheme;

•	the approval of a majority in number representing at least 75% by value of the relevant creditors or classes of creditors present in person or by proxy and voting at the relevant meetings convened to approve the scheme of arrangement. Where a scheme of arrangement has multiple classes (such as the DIFL Scheme), the separate approval of each class is required for the scheme to be approved, if one class does not vote in favor of the scheme in the requisite thresholds, it will automatically fail;

•	the approval of the Bermuda Court, sought at a sanction hearing, by the issuance of an order sanctioning the scheme of arrangement; and

•	the delivery of the order sanctioning the scheme of arrangement to the Bermuda Registrar of Companies.

If a scheme of arrangement is approved by the requisite majorities at the relevant scheme meetings, sanctioned by the Bermuda Court, and the order sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies, such scheme of arrangement will become effective in accordance with its terms and bind all creditors subject to it, including those creditors who voted in favor of it, those creditors who voted against it and those creditors that did not vote at all, and, in each case, their successors and assigns. A scheme of arrangement cannot be sanctioned by the Bermuda Court unless the Bermuda Court is satisfied that, among other things, the relevant provisions of Section 99 of the Bermuda Companies Act have been complied with.

Each of DL, DIFL and DIHL are or will be at the time the scheme of arrangement is proposed, companies incorporated in Bermuda and are therefore proposing to restructure the Existing Notes using a Bermuda scheme of arrangement. Because DIFL and DIHL are co-issuers of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, and are therefore jointly and severally liable, the Scheme proposed by DIHL and DIFL in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes will be treated as a composite scheme of arrangement of both of those entities, and any reference to a Scheme proposed by DIHL or a Scheme proposed by DIFL should also be read as a corresponding reference to the Scheme of the other co-issuer.

Pursuant to the RSA, certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

Identity of Scheme Creditors

Where a creditor holds a claim against a company and it is proposed that such claim be compromised in a scheme of arrangement, such a creditor is referred to a “Scheme Creditor.” As the Existing Notes are securities that are held in global form, the creditors under Existing Notes are comprised of:

•	the Existing Notes Trustee who, whilst having no economic interest in any series of the Existing Notes, is nevertheless a creditor of the Company that issued (or co-issued) the applicable Existing Notes by virtue of its right to enforce payments due in respect of the Existing Notes pursuant to various clauses under each indenture governing the Existing Notes;

•	the Existing Notes depository nominee, Cede & Co, who while also having no economic interest in any series of Existing Notes, is nevertheless a creditor of the Company that issued (or co-issued) the applicable

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Existing Notes by virtue of the fact that they have physical possession of the negotiable instrument and are the registered legal holders of the Existing Notes in global form;

•	DTC Participants and other intermediaries who are contingent creditors of the relevant Company because of the beneficial interests they hold in the Existing Notes. These are generally banks, broker-dealers or other financial institutions which hold securities accounts with DTC. DTC Participants and intermediaries may hold beneficial interests in the Existing Notes for their own account (in which case they will be holders) or as agents for the account of their clients; and

•	Holders are those with the ultimate beneficial interest and ultimate economic interest in the Existing Notes and who are contingent creditors of the Company that issued or co-issued the applicable Existing Notes as a result of their entitlement pursuant to the terms of the applicable indenture governing the Existing Notes to exchange their beneficial interests in the global certificates representing the Existing Notes for individual certificated notes registered in their names in certain limited circumstances.

Consistent with this Solicitation Statement, it is anticipated that, for the purposes of voting at the relevant class meeting of the applicable Scheme, the Bermuda Court will order that only Scheme Creditors who are beneficial holders shall be entitled to vote, and therefore Proxies are only being solicited from beneficial holders. Beneficial holders of the Existing DL Notes are expected to be Scheme Creditors for the purposes of the DL Scheme. Beneficial holders of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes are expected to be Scheme Creditors for the purposes of the DIFL Scheme.

Scheme Meetings – Classification for Voting Purposes

For the purposes of determining how Scheme Creditors should be classified for voting purposes, a company is required to consider the various rights held by Scheme Creditors. If the rights of creditors affected by a scheme are so different or would be affected so differently by the proposed scheme as to make it impossible for them to consult together with a view to their common interest, then such creditors must be divided into separate classes for purposes of voting, and a separate voting meeting must be held for each class of creditor. It is the responsibility of the Company promoting the applicable Scheme to formulate the class or classes of creditors for the purpose of convening creditor meetings to consider and, if thought fit, approve the applicable Scheme. The final decision as to class composition will be a matter for the Bermuda Court at the sanction hearing after taking into account any objections raised in respect of the applicable Scheme.

DL Scheme

DL anticipates proposing one class of Scheme Creditors for voting on the DL Scheme. Such Scheme Creditors are expected to be the beneficial holders of the Existing DL Notes. As all beneficial holders of Existing DL Notes hold economic and beneficial interests in a single series of debt securities issued by DL, all DL Scheme Creditors’ rights against DL are identical, and each DL Scheme Creditor would have a senior unsecured claim against DL in the principal amount of Existing DL Notes held by that DL Scheme Creditor (together with any other amounts accruing pursuant to the terms of the Existing DL Notes). In the absence of the DL Scheme, DL has concluded that an insolvent liquidation of DL is the most likely alternative outcome. In the event of the insolvent liquidation of DL, pursuant to Bermuda insolvency law, all DL Scheme Creditors will rank pari passu and will have the same rights to have their claims under the Existing DL Notes determined through a proof of debt process or by way of a challenge to the liquidator’s decision on a proof of debt or the liquidator permitting the continuation of extant court proceedings. The rights of the DL Scheme Creditors in the event of DL’s liquidation are therefore substantively the same and, in any event, are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. There are also no other creditors of DL that will be subject to the compromises proposed in the DL Scheme. In addition, each DL Scheme Creditor is anticipated to be treated identically under the DL Scheme: each DL Scheme Creditor will be entitled to its pro rata share (based upon the principal amount of its Existing DL Notes) of DHL Common Shares (subject to the Commitment Payments, Work Payments and other issuances discussed herein) issued as Scheme Consideration, and each DL Scheme Creditor will also have the same right, based on their pro rata holding, to participate in the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by making the Subscription Election.

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DIFL Scheme

In addition to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes, the DIFL Scheme is also expected to propose compromises with holders of the Existing DIFL Subordinated Notes (see “Description of the Concurrent Transactions”) and lenders under the Existing DIFL Term Loans under the DIFL Facility. Beneficial holders of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and lenders under the Existing DIFL Term Loans under the DIFL Facility have sufficiently differing rights as against DIFL and DIHL (i.e., the Existing DIFL Subordinated Notes claims against DIFL and DIHL are subordinated to the claims of other creditors but benefit from first priority liens over certain intercompany promissory notes, the Existing DIFL Unsecured Notes claims do not benefit from security granted to the Existing DIFL Secured Notes and the DIFL Facility, and the economic terms of the Existing DIFL Secured Notes and the DIFL Facility differ (in addition to differences between their relative claims to the security granted by DIFL and certain of its affiliates)) such that DIFL and DIHL consider that the holders of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and lenders of the Existing DIFL Term Loans under the DIFL Facility’s rights are too dissimilar such that it makes it impossible for them to consult together with a view to a common interest. Furthermore, as described below, each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility are anticipated to receive differing Scheme Consideration.

DIFL and DIHL will therefore propose up to four classes for the DIFL Scheme, whereby beneficial holders of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility would vote in a separate class. As described above, to be approved, the DIFL Scheme would therefore require a majority in number representing at least 75% by value of each of the Existing DIFL Secured Notes, Existing DIFL Unsecured Notes, Existing DIFL Subordinated Notes and the Existing DIFL Term Loans under the DIFL Facility (to the extent that each of foregoing classes of debt are included in the DIFL Scheme as DIFL Scheme Creditors). For the avoidance of doubt, if we consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes and the holders of the Existing DIFL Subordinated Notes are not included the DIFL Scheme, then to be approved by the Scheme Creditors, the DIFL Scheme would require only a vote in favor from a majority in number of holders of each of the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans, present and voting at the respective Scheme Meeting for each class, in each case representing at least 75% by value of each class.

Commitment Payments

Each of DL, DIFL and DIHL have considered whether a Commitment Payment to those creditors who indicate their support for the relevant Scheme by submitting a Proxy prior to the Commitment Payment Election Deadline would be sufficient to create a dissimilarity of interests between Scheme Creditors of the same class, such as to require a separate class for voting purposes of those being paid Commitment Payments. The Companies have concluded that the Commitment Payment does not require the constitution of separate classes for voting purposes in the relevant Scheme, because each Scheme Creditor in the relevant class is being afforded the same opportunity to avail themselves of the relevant Commitment Payment, and the relevant Commitment Payment is proposed to be paid ratably amongst all those of the same class of proposed Scheme Creditors who validly deliver a Proxy and make a Commitment Payment Election prior to the Commitment Payment Election Deadline.

Work Payments

Pursuant to the RSA, certain holders that signed the RSA will be paid Work Payments as described under “—Holders’ Entitlements under the Schemes” and are entitled, pursuant to the terms of the RSA, to have the expenses of their financial and legal advisers reimbursed by the Companies in recognition of the substantial time and resources that those holders have spent in negotiating and assisting the Companies in launching of the applicable Schemes. The Companies have considered whether the payment of such Work Payments and expenses to certain holders would be sufficient to create a dissimilarity of interests between those holders receiving payment of such Work Payments and expenses and other Scheme Creditors of the same class, such as to require a separate class for voting purposes of those entitled to Work Payments and expense reimbursements. The Companies have concluded that payment of Work Payments and certain holder’s entitlement to expense reimbursement does not require the constitution of separate classes for voting purposes in the relevant Scheme because such treatment represents commercially justifiable compensation for work performed by those holders involved in negotiating the Schemes and related restructuring transactions. Those holders not entitled to Work Payments and expense reimbursement

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performed no equivalent services for the Companies. In addition, the Work Payments constitute 5% or less of the distributions attributable to each class of creditors, which is are de minimis in the context of the overall restructuring transactions proposed.

Backstop Payment

The offering of the Exit Preferred Shares and the Subscription DHL Common Shares is being backstopped by the Backstop Parties. Pursuant to the Backstop Commitment Agreement, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Shortfall, in exchange for the Backstop Payment, which is equal to $11 million payable in Exit Preferred Shares and 2.0% of DHL Common Shares. The Backstop Payment is only being paid to the Backstop Parties under the Backstop Commitment Agreement, and is not being paid to Scheme Creditors generally; nor does the Scheme Consideration consist of the right to become a Backstop Party and thereby receive the Backstop Payment. The Companies have nevertheless concluded that the Backstop Payment does not require the constitution of separate classes for voting purposes in the relevant Scheme because such payment represents legitimate compensation for the underwriting of the Exit Preferred Shares and the Subscription DHL Common Shares provided by the Backstop Parties, the extension of the opportunity to participate in the Backstop Payment generally is inappropriate given that the obligations under the Backstop Commitment Agreement can only be performed by those with significant financial resources, and the Backstop Payment is de minimis in the context of the overall restructuring transactions proposed.

Scheme Meetings: Process for voting

Those who make the Commitment Payment Election using the procedures described in this Solicitation shall be deemed to have voted in favor of the relevant Scheme in respect of their Existing DL Notes, Existing DIFL Unsecured Notes or the Existing DIFL Secured Notes, as applicable. Holders will be deemed to have appointed the Information and Tabulation Agent as their true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the relevant Scheme with respect to such series of Existing Notes. The Information and Tabulation Agent is expected to tabulate and submit all Proxies on a master ballot that will be submitted for each class of Scheme Creditors in the applicable Scheme.

Those who do not wish to vote in favor of the relevant Scheme at this time by making the Commitment Payment Election for their Existing Notes, or those who wish to vote against the relevant Scheme, should express their voting intention by completing and submitting the form of ballot for the relevant Scheme that will be included at the time that the explanatory statement for the Schemes is distributed to Scheme Creditors. It is not possible for a holder to vote against the Scheme using DTC’s ATOP system due to limitations associated with that system.

For the purposes of determining the value of a holder’s claim for voting purposes in a Scheme, only the principal amount of their Existing Notes shall be included and all other amounts, including accrued interest, shall be disregarded for voting purposes.

Holders’ Entitlements under the Schemes

If the Schemes are sanctioned and become effective, Scheme Creditors are expected to receive the applicable Scheme Consideration set forth in the table below. In addition, holders of the Existing Notes that make a valid Commitment Payment Election prior to the Commitment Payment Election Deadline will be eligible to receive the applicable Commitment Payment, and certain Scheme Creditors that signed the RSA will be eligible to receive the applicable Work Payment, in each case as set forth in the table below.

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	Scheme Consideration	Commitment Payment	Work Payment
Existing DL Notes	its pro rata share of (i) 48.78%(1) of DHL Common Shares,(2) subject to dilution by the Existing DL Notes Commitment Payment,(3) (ii) rights to subscribe for New Shares,(4) as described herein and (iii) 78.90%(5) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes(2)	4.87% of DHL Common Shares to be outstanding after the Schemes
Existing DIFL Unsecured Notes	(i) its pro rata share of the New DML Unsecured Notes in an aggregate principal amount equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DML Unsecured Notes per $1,000 principal amount of Existing DIFL Unsecured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes held by all holders entitled to receive the Existing DIFL Unsecured Notes Commitment Payment, such Commitment Payment may be reduced or waived	2.00% of the aggregate principal amount of the Existing DIFL Unsecured Notes as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of New DML Unsecured Notes

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Existing DIFL Secured Notes	(i) its pro rata share of the New DIFL Secured Notes in an aggregate principal amount equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the aggregate principal amount of outstanding Existing DIFL Secured Notes from the last interest payment date to the Closing Date	$50 principal amount of New DIFL Secured Notes per $1,000 principal amount of Existing DIFL Secured Notes; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the Existing DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes held by all holders entitled to receive the Existing DIFL Secured Notes Commitment Payment, such Commitment Payment may be reduced or waived	1.932% of the aggregate principal amount of Existing DIFL Secured Notes as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New DIFL Secured Notes or (ii) New DIFL Term Loans, at the election of holders eligible to receive such Work Payment
Existing DIFL Subordinated Notes(6)	its pro rata share of (i) 13.05%(7) of DHL Common Shares,(2) subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment(3), (ii) rights to subscribe for New Shares,(4) as described herein, and (iii) 21.10%(8) of the Rights Offering Equity Adjustment	0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DIFL Subordinated Notes(3) (the “Existing DIFL Subordinated Notes Commitment Payment”)	1.30% of DHL Common Shares to be outstanding after the Schemes
Existing DIFL Term Loans	(i) its pro rata share of New DIFL Term Loans in an aggregate principal amount equal to (x) the New DIFL Term Loan Amount minus (y) the aggregate principal amount of New DIFL Term Loans issued on account of the Existing DIFL Term Loans Commitment Payment and (ii) cash equal to accrued and unpaid interest to the New DIFL Credit Facility Closing Date	$50 principal amount of New DIFL Term Loans per $1,000 principal amount of Existing DIFL Term Loans (the “Existing DIFL Term Loans Commitment Payment”)	1.932% of the aggregate principal amount of Existing DIFL Term Loans as of the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of either (i) New DIFL Secured Notes or (ii) New DIFL Term Loans, at the election of holders eligible to receive such Work Payment

(1)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

(2)  Holders of Existing DL Notes and Existing DIFL Subordinated Notes must elect the class of DHL Common Shares it would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes.”

(3)  After consummation of the Schemes, the DHL Common Shares may be subject to further dilution. See “Risk Factors—Risks Relating to the New Shares—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.”

(4)  Holders of Existing DL Notes and Existing DIFL Subordinated Notes subscribing for the Exit Preferred Shares must elect the class of Exit Preferred Shares they would like to receive. See “Description of the Solicitations—Overview—Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes.”

(5)  Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

(6)  If we receive valid tenders not validly withdrawn from holders of less than 75% of the outstanding principal amount of the Existing DIFL Subordinated Notes in the Exchange Offer, rather than include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, we may instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes. See “Description of the Concurrent Transactions—Concurrent Transactions.”

(7)       Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DIFL Subordinated Notes Commitment Payment.

(8) Based on the aggregate principal amount outstanding of Existing DIFL Subordinated Notes, including accrued and unpaid interest, as of August 15, 2023.

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The Offering of the Exit Preferred Shares and the Subscription DHL Common Shares

Part of the Scheme Consideration payable to holders of Existing DL Notes and the Existing DIFL Subordinated Notes consists of the right for holders to participate in an offering of Exit Preferred Shares and Subscription DHL Common Shares. Scheme Creditors holding Existing DL Notes and Existing DIFL Subordinated Notes will be offered opportunity to subscribe for in either the DL Scheme or the DIFL Scheme (as the case may be) their Pro Rata Portion of (i) the Exit Preferred Shares and (ii) the Subscription DHL Common Shares.

To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount.

Each New Money Participant that is not a Defaulting Holder will receive in the DL Scheme, in addition to such holders’ applicable Commitment Payment and Scheme Consideration, (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes or Existing DIFL Subordinated Notes, as applicable, and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the relevant Scheme Creditor.

Description of Scheme Consideration

The material terms of the New DIFL Secured Notes and the New DML Unsecured Notes are described in “Annex I—Description of the New DIFL Secured Notes” and “Annex II—Description of the New DML Unsecured Notes,” respectively. The DHL Common Shares shall carry rights the material terms of which are described in “Annex III—Description of the DHL Common Shares.” The Exit Preferred Shares shall carry rights the material terms of which are described in “Annex IV—Description of the Exit Preferred Shares.” Certain terms of the New

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DIFL Term Loans are described under “Description of Other Indebtedness—Senior Secured Debt—New DIFL Term Loans.”

Holders entitled to New Shares under the DL Scheme should note that the New Shares are not eligible for distribution through DTC and that, accordingly, in order to receive their New Shares, a holder will need to complete an Equity Registration Form, which will include the requirement to provide certain beneficial ownership information for those holders who will hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Exit Preferred Shares voting together as a class. See “Book Entry, Delivery and Form—The New Shares.”

Accrued Interest

The DL Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders (as defined below in “Material Bermuda And U.S. Tax Considerations”) under the DL Scheme shall be allocated first to the principal amount of the Existing DL Notes (as determined for U.S. federal income tax purposes), with any excess allocated to unpaid interest that accrued on these notes, if any.

U.S. Federal Securities Laws

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the SEC under the U.S. Securities Act. The DHL Common Shares and the New Notes to be issued pursuant to the Schemes will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes. See “Transfer Restrictions.”

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Certain Provisions of the Schemes

Capitalized terms not otherwise defined in this section shall have the meanings given to them in the documents pertaining to the Schemes, as applicable, described in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document.” This section is a summary of the Scheme Document in “Annex V—DL Scheme Document” and “Annex VI—DIFL Scheme Document” and shall be qualified in its entirety by the full provisions of the Scheme documents.

The DL Scheme

On the Scheme Effective Date, each DL Scheme Creditor who has submitted an Equity Registration Form and, where relevant, has satisfied the Beneficial Ownership Condition, shall receive its applicable Scheme Consideration from DHL through issuance of DHL Common Shares to such holder in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated.

Each DL Scheme Creditor who has not submitted an Equity Registration Form or, where relevant, has not satisfied the Beneficial Ownership Condition, shall receive the applicable Scheme Consideration from DHL through issuance of DHL Common Shares to the Holding Trustee in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated with the Holding Trustee entered as the registered owner of the DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bare trust for DL Scheme Creditors who have not

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submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, in accordance with the terms of the Scheme.

Immediately following the issuance of DHL Common Shares, the Existing DL Notes Commitment Payment shall be paid to each DL Scheme Creditor entitled thereto. The Existing DL Notes Commitment Payment shall be paid in an amount equal to 0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DL Notes duly tendered by a DL Scheme Creditor and not withdrawn from ATOP. Thereafter, DHL shall consummate the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by issuing such Exit Preferred Shares and Subscription DHL Common Shares to each Eligible Existing DL Notes Holder that duly subscribed for and paid for the New Shares in such offer and/or the Backstop Parties (as the case may be). DL shall cause the Work Payment with respect to the Existing DL Notes to be paid by DHL.

Immediately following the issuance of DHL Common Shares, and conditional upon such issuances, the Existing DL Notes shall be released and compromised by the Existing DL Notes, the indenture governing such Existing DL Notes, the Global Notes representing such Existing DL Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each DL Scheme Creditor shall be deemed to give the undertakings and releases contained in Clause 11 of the Scheme.

From the Closing Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable Scheme Consideration that are payable or attributable to holders who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, pursuant to the terms of the Scheme. At any time during the 18 months after the effective date of the DL Scheme, such holders shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their Scheme Consideration. Such Scheme Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a DL Scheme Creditor as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares. If a DL Scheme Creditor does not submit an Equity Registration Form by 18 months after the effective date of the DL Scheme, then each DL Scheme Creditor shall be deemed to have irrevocably waived its entitlement to its Scheme Consideration, and shall be deemed to give the releases set out in the Holding Trust Deed and the Scheme in respect of such DL Scheme Creditor’s Scheme Claim or entitlement to Scheme Consideration with respect to the Existing DL Notes. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant DL Scheme Creditor shall revert back to DHL and the Holding Trust shall terminate.

In addition, the DL Scheme shall cause each DL Scheme Creditor to be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the DL Scheme. The Scheme shall also authorize DL, on behalf of the DL Scheme Creditors to:

•	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DL Scheme Creditor the Restructuring Documents to which the DL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

•	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DL Scheme, including, without limitation, to instruct DTC to (i) debit the Beneficial Interests relating to the Existing DL Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the Existing DL Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

The DIFL Scheme

On the Scheme Effective Date, DML shall issue and make available to DTC the applicable Scheme Consideration for payment to the holders of DIFL Unsecured Notes through an exchange of the DIFL Unsecured Notes for the New DML Unsecured Notes anticipated to be performed by DTC in accordance with its customary

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practices and procedures on or as soon as practicable after the Scheme Effective Date. Immediately following this exchange, and conditioned upon such exchange occurring, all Scheme Claims of the holders of the DIFL Unsecured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Unsecured Notes and/or the indenture governing the Existing Unsecured Notes) shall be released and compromised by the Existing DIFL Unsecured Notes, the indenture governing the Existing DIFL Unsecured Notes, the global notes representing such Existing DIFL Unsecured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the Existing DIFL Unsecured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the Scheme

Simultaneously on the Scheme Effective Date, DIHL and DIFL shall issue and make available to DTC the applicable Scheme Consideration for payment to the holders of DIFL Secured Notes through an exchange of the DIFL Secured Notes for the New DIFL Secured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date. Immediately following this exchange, and conditioned upon such exchange occurring, all Scheme Claims of the holders of the DIFL Secured Notes (together with any Scheme Claim that the Existing Notes Trustee and/or the Depository Nominee may have in relation to the DIFL Secured Notes and/or the indenture governing the Existing DIFL Secured Notes) shall be released and compromised by the Existing DIFL Secured Notes, the indenture governing such Existing DIFL Secured Notes, the global notes representing such Existing DIFL Secured Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of the Existing DIFL Secured Notes shall be deemed to give the undertakings and releases contained in Clause 15 of the Scheme.

If we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, then, following the effectiveness of certain proposed covenant amendments to the indenture governing the Existing DIFL Subordinated Notes and in connection with the consummation of the Schemes, we will effectuate the Asset Transfers, causing all of the assets of DIFL and each of the Existing DIFL Subordinated Guarantors to be transferred to newly created subsidiaries, none of which will be obligors of the Existing DIFL Subordinated Notes. In addition, DHL will effectuate the Collateral Release, releasing all of the collateral securing its guarantee of the Existing DIFL Subordinated Notes. Following the Asset Transfers and Collateral Release, the Existing DIFL Subordinated Notes will remain the obligations of DIHL, DIFL and the Existing DIFL Subordinated Guarantors, but DIHL, DIFL and each of the Existing DIFL Subordinated Guarantors will have no valuable assets remaining. If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes and the New DIFL Term Loans that will each be guaranteed on a senior secured basis by (a) New DIHL (rather than DIHL) and (b) the DIFL Guarantors, which will include the New Guarantors, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. In addition, if we receive valid tenders not validly withdrawn from holders holding at least 66 2/3% of the outstanding principal amount of the Existing DIFL Subordinated Notes, then we will cause each of the DIFL Subordinated Guarantors to release its guarantee of the Existing DIFL Subordinated Notes. See “Description of the Concurrent Transactions—Concurrent Transactions.”

If we do include the Existing DIFL Subordinated Notes in the DIFL Scheme, then, on the Scheme Effective Date, each holder of Existing DIFL Subordinated Notes who has submitted an Equity Registration Form and, where relevant, has satisfied the Beneficial Ownership Condition, shall receive its applicable Scheme Consideration from DHL through issuance of DHL Common Shares to such holder in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated.

Each holder of Existing DIFL Subordinated Notes who has not submitted an Equity Registration Form or, where relevant, has not satisfied the Beneficial Ownership Condition, shall receive the applicable Scheme Consideration from DHL through issuance of DHL Common Shares to the Holding Trustee in an amount equal to its Scheme Consideration; such DHL Common Shares shall be issued fully paid and such issuance shall be effectuated by DHL causing its register of members to be updated with the Holding Trustee entered as the registered owner of the DHL Common Shares. The Holding Trustee shall hold such DHL Common Shares on bare trust for holders of Existing DIFL Subordinated Notes who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, in accordance with the terms of the Scheme.

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Immediately following the issuance of DHL Common Shares, the Existing DIFL Subordinated Notes Commitment Payment shall be paid to each holder of Existing DIFL Subordinated Notes entitled thereto. The Existing DIFL Subordinated Notes Commitment Payment shall be paid in an amount equal to 0.0000025% of DHL Common Shares for each $1,000 principal amount of Existing DIFL Subordinated Notes duly tendered in the Exchange Offer prior to the early tender deadline and not withdrawn from ATOP. Thereafter, DHL shall consummate the offering of the Exit Preferred Shares and the Subscription DHL Common Shares by issuing such Exit Preferred Shares and Subscription DHL Common Shares to each participant that duly subscribed for and paid for the New Shares in such offer and/or the Backstop Parties (as the case may be). DIFL shall cause the Work Payment with respect to the Existing DIFL Subordinated Notes to be paid by DHL.

Immediately following the issuance of DHL Common Shares, and conditional upon such issuances, the Existing DIFL Subordinated Notes shall be released and compromised by the Existing DIFL Subordinated Notes, the indenture governing such Existing DIFL Subordinated Notes, the Global Notes representing such Existing DIFL Subordinated Notes and all other related instruments, certificates, agreements and other documents being cancelled, released, terminated, extinguished and discharged without any further act or action by any party, and each holder of Existing DIFL Subordinated Notes shall be deemed to give the undertakings and releases contained in Clause 11 of the Scheme.

From the Closing Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Common Shares representing the applicable Scheme Consideration that are payable or attributable to holders who have not submitted the Equity Registration Form or, where relevant, satisfied the Beneficial Ownership Condition, pursuant to the terms of the Scheme. At any time during the 18 months after the effective date of the DL Scheme, such holders shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required, be entitled to receive their Scheme Consideration. Such Scheme Consideration shall be paid by the Holding Trustee transferring the relevant allocation of DHL Common Shares to the holder identified in the materials submitted by the Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a holder of Existing DIFL Subordinated Notes as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Common Shares. If a holder of Existing DIFL Subordinated Notes does not submit an Equity Registration Form by 18 months after the effective date of the DIFL Scheme, then each holder of Existing DIFL Subordinated Notes shall be deemed to have irrevocably waived its entitlement to its Scheme Consideration, and shall be deemed to give the releases set out in the Holding Trust Deed and the Scheme in respect of such holder’s Scheme Claim or entitlement to Scheme Consideration with respect to the Existing DIFL Subordinated Notes. Upon such release, all DHL Common Shares that were formerly held for the benefit of the relevant holder of Existing DIFL Subordinated Notes shall revert back to DHL and the Holding Trust shall terminate.

In addition, the Scheme shall cause each DIFL Scheme Creditor to be deemed to irrevocably authorize and instruct DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme. The Scheme shall also authorize DIFL, on behalf of the DIFL Scheme Creditors to:

•	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DIFL Scheme Creditor the Restructuring Documents to which the DIFL Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing, including customary documentation relating to releases and exculpations of relevant parties; and

•	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the DIFL Scheme, including, without limitation, to (i) instruct DTC to debit the Beneficial Interests relating to the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes from the relevant DTC Participants; (ii) authorize the cancellation of the book entry interests in respect of the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

Conditions to the Effectiveness of the Schemes

Under Section 99 of the Bermuda Companies Act, a scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors who are intended to be bound by the

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scheme, when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies.

Each of the DL Scheme and the DIFL Scheme are expected have substantially the same conditions to their effectiveness being:

•	in the case of the DL Scheme, approval by the single class of DL Scheme Creditors by a majority in number of the DL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims;

•	in the case of the DIFL Scheme, approval by each class of DIFL Scheme Creditors by a majority in number of the relevant class of DIFL Scheme Creditors entitled to vote either in person or by proxy representing at least 75% by value of the Scheme Claims of the relevant class;

•	if we do not include the holders of the Existing DIFL Subordinated Notes in the DIFL Scheme, the Concurrent Transactions Condition;

•	consummation of the Corporate Reorganizations;

•	in the case of the DIFL Scheme, the sanction of the DL Scheme by the Bermuda Court, and, in the case of the DL Scheme, the sanction of the DIFL Scheme by the Bermuda Court;

•	(i) entry of an order sanctioning the Schemes and (ii) an order by a U.S. bankruptcy court recognizing and enforcing the Schemes, which order shall not have been reversed, stayed, modified, or vacated on appeal;

•	the consummation or execution of all actions, documents, and agreements necessary or advisable to implement and consummate the Schemes consistent with the RSA;

•	non-termination of the RSA, which shall remain in full force and effect and without defaults or exercise of termination rights in favor of any party thereto;

•	the payment of costs and expenses associated with the Schemes, including adviser fees;

•	the receipt of certain governmental approvals in certain jurisdictions in which Digicel operates, including in connection with a change of control;

•	delivery of office copies of the sanction orders of each Scheme to the Registrar of Companies in Bermuda for registration; and

•	such other conditions as may be mutually agreed by the Companies and other parties to the RSA.

Modifications to the Scheme Documents

Each of the Schemes shall contain a clause that shall, subject to the terms of the RSA, permit the relevant Company, at any hearing to sanction the relevant Scheme, to consent on behalf of all Scheme Creditors to any modification of the Schemes or any terms or conditions which the Bermuda Court may think fit to approve or impose and which would not directly or indirectly have a materially adverse effect on the interests of any Scheme Creditor, the Holding Trustee or the Existing Notes Trustee, certain administrative parties under the DIFL Facility or any of them, under the Schemes or any Restructuring Document.

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Description of the Solicitations

References to “we” in the following section refer to Digicel Limited, Digicel Intermediate Holdings Limited or Digicel International Finance Limited, as the context requires.

Overview

We are soliciting Proxies from holders of each series of Existing Notes prior to the Commitment Payment Election Deadline to unconditionally deliver instructions for the Information and Tabulation Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such series of Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such series of Existing Notes) of the applicable Scheme with respect to such series of Existing Notes; provided, however, that any such Proxy granted by a holder of Existing Notes that is party to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. Only holders that validly deliver their Proxy prior to the Commitment Payment Election Deadline and cause their Nominee to deliver the completed Nominee Instruction Form to the Information and Tabulation Agent will be eligible to receive the Commitment Payment in the applicable Scheme. In addition, in connection with delivering a Proxy and making a Commitment Payment Election with respect to the Existing DL Notes only, Eligible Existing DL Notes Holders may make the Subscription Election, upon the terms and subject to the conditions set forth in this Solicitation Statement. For the avoidance of doubt, Eligible Existing DL Notes Holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

To validly deliver a Proxy and be eligible to receive the Commitment Payment, a holder must complete and deliver to its Nominee the applicable Election Form, which includes the Nominee Instruction Form, or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the DTC Participant holding its Existing Notes via DTC’s ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. See “—Procedures for Delivering Proxies and Making the Commitment Payment Election.”

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

The purpose of the Solicitation with respect to each series of Existing Notes is to solicit Proxies to vote in favor of the Scheme with respect to such series of Existing Notes pursuant to which holders of, as applicable, (a) Existing DL Notes will receive their pro rata share of (i) 48.78%10 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment), (ii) 78.90%11 of the Equity Subscription Rights and (iii) 78.90%12 of the

10 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

11 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

12 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

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Rights Offering Equity Adjustment; (b) Existing DIFL Secured Notes will receive (i) their pro rata share of an aggregate principal amount of the New DIFL Secured Notes equal to (x) the New DIFL Secured Notes Amount minus (y) the aggregate principal amount of New DIFL Secured Notes issued on account of the Existing DIFL Secured Notes Commitment Payment and (ii) cash equal to accrued and unpaid interest on the Existing DIFL Secured Notes to the Closing Date; and (c) Existing DIFL Unsecured Notes will receive (i) their pro rata share of an aggregate principal amount of the New DML Unsecured Notes equal to (x) the New DML Unsecured Notes Amount minus (y) the aggregate principal amount of New DML Unsecured Notes issued on account of the Existing DIFL Unsecured Notes Commitment Payment and (ii) cash equal to accrued and unpaid cash interest on the Existing DIFL Unsecured Notes to the Closing Date, in each case excluding the applicable Commitment Payment and Work Payment and as described in the section entitled “Description of the Schemes.”

To vote in a Scheme with respect to a series of Existing Notes, holders may either:

•	make the Commitment Payment Election and automatically deliver a Proxy to vote in favor of such Scheme by (i) arranging for the delivery of such Existing Notes via DTC’s ATOP system prior to the Commitment Payment Election Deadline and (ii) thereby automatically instructing their Nominee to deliver the completed Nominee Instruction Form to the Information and Tabulation Agent (see “—Procedures for Delivering Proxies and Making the Commitment Payment Election”); or

•	vote for or against such Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. Holders that vote by ballot will not be eligible to receive the Commitment Payment (see “—Procedures for Voting by Ballot”).

With respect to the DL Scheme only, Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may also elect to subscribe for the New Shares by making the Subscription Election.

Additional Subscription Election with respect to the Existing DL Notes

In the DL Scheme, DHL is offering Eligible Existing DL Notes Holders that make a Commitment Payment Election the opportunity to subscribe for their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares. Eligible Existing DL Notes Holders that make a valid Commitment Payment Election may, at the time of their Commitment Payment Election, also elect to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee in order to subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Information and Tabulation Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount.

Each New Money Participant that is not a Defaulting Holder will receive in the DL Scheme, in addition to such holder’s applicable Commitment Payment and Scheme Consideration, (a) a number of Exit Preferred Shares equal to its Pro Rata Portion of the total number of Exit Preferred Shares to be issued in the Schemes and, if applicable, the Concurrent Transactions and (b) a number of DHL Common Shares equal to its Pro Rata Portion of the Subscription DHL Common Shares, in each case rounded down to the nearest whole share.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the number of Subscription DHL Common Shares, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Information and Tabulation Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant VOI number(s) (or Euroclear or

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Clearstream reference number(s)) related to the ATOP delivery of such holder’s Existing DL Notes pursuant to the Subscription Election in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. See “—Procedures for Delivering Proxies and Making the Commitment Payment Election” and the instructions in the DL Notes Election Form. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

Additional Voting / Non-Voting DHL Common Shares Election with respect to the Existing DL Notes

In connection with making a Commitment Payment Election or Subscription Election, as applicable, each holder of Existing DL Notes must elect the class of DHL Common Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. Holders of Existing DL Notes must elect between two classes of DHL Common Shares: Voting DHL Common Shares, which will have voting rights of one vote per share, and Non-Voting DHL Common Shares, which will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting DHL Common Shares and “Annex III—Description of the DHL Common Shares” for a description of the Voting and Non-Voting DHL Common Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

Additional Voting / Non-Voting Exit Preferred Shares Election with respect to the Existing DL Notes

In connection with making a Subscription Election, each holder of Existing DL Notes must elect the class of Exit Preferred Shares it would like to receive on account of such election, as further described in the DL Notes Election Form. There will be two classes of Exit Preferred Shares: Voting Exit Preferred Shares, which will vote on an as-converted basis, and Non-Voting Exit Preferred Shares, which will not have any voting rights. Except with respect to voting rights, the Voting Exit Preferred Shares and Non-Voting Exit Preferred Shares will otherwise have identical rights. Holders of Non-Voting Exit Preferred Shares will not be able to vote with respect to any Non-Voting Exit Preferred Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Shares—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders” regarding certain risks relating to the Non-Voting Exit Preferred Shares and “Annex IV—Description of the Exit Preferred Shares” for a description of the Voting and Non-Voting Exit Preferred Shares. After the Commitment Payment Election Deadline and until the earlier of (i) 15 days before the Closing Date and (ii) December 15, 2023, DHL may, in its sole discretion, permit holders of Existing DL Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing DL Notes that wish to make any such change should contact the Information and Tabulation Agent, and the Information and Tabulation shall relay the request to DHL for review.

If the 75% Condition is satisfied, then we expect to propose the Schemes. However, even if we propose a Scheme, we cannot provide any assurance that the Bermuda Court will give leave to convene the relevant Scheme Meeting or sanction the Scheme upon the terms and conditions we present. If we consummate the Schemes with respect to a series of Existing Notes, then we will be able to exchange all outstanding Existing Notes of such series, even from holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

Each Solicitation is being made independently of each other Solicitation, and is subject to the satisfaction or waiver of certain conditions set forth in this Solicitation Statement. The Companies expressly reserve the right, in their sole discretion and regardless of whether any of the conditions described under “—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA, at any time prior to Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to the Solicitations, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation or (iv) amend the terms of the Solicitations.

Pursuant to the RSA, certain holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes, approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL

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Unsecured Notes have committed to deliver their Proxies in the Solicitations to vote in favor of the Schemes. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Existing DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme.

In addition, the Backstop Parties have entered into the Backstop Commitment Agreement pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by making the Subscription Election and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Shortfall, in exchange for the Backstop Payment.

The Commitment Payment Election may be made, and the related Proxies may be delivered, only in principal amounts equal to minimum denominations of (i) $200,000 and integral multiples of $1,000 in excess thereof for the Existing DL Notes, (ii) $2,000 and integral multiples of $1.00 in excess thereof for the Existing DIFL Secured Notes and (iii) $1.00 and integral multiples of $1.00 in excess thereof for the Existing DIFL Unsecured Notes. No alternative, conditional irregular or contingent tenders will be accepted.

Procedures for Delivering Proxies and Making the Commitment Payment Election

To validly deliver a Proxy and be eligible to receive the Commitment Payment with respect to a series of Existing Notes, a holder must complete and deliver to its Nominee the applicable Election Form, which includes the Nominee Instruction Form, or otherwise follow the instructions required by its Nominee in order to make a valid Commitment Payment Election. To make a valid Commitment Payment Election and be eligible to receive the Commitment Payment in the applicable Scheme, the holder’s Existing Notes must be delivered by the DTC Participant holding its Existing Notes via ATOP by the Commitment Payment Election Deadline, and the DTC Participant that delivered such Existing Notes via ATOP must submit the completed Nominee Instruction Form to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

If you wish to deliver your Proxy and make the Commitment Payment Election and your Existing Notes are held by a custodial entity such as a commercial bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to deliver your Existing Notes via ATOP and submit the Nominee Instruction Form to the Information and Tabulation Agent on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline. Beneficial owners are urged to appropriately instruct their Nominee as soon as possible and well in advance of the Commitment Payment Election Deadline in order to allow adequate processing time for their instruction.

To deliver a Proxy and make the Commitment Payment Election, you must cause your custodial entity to:

•	comply with the procedures for delivering the applicable series of Existing Notes through ATOP by the applicable Commitment Payment Election Deadline; and

•	deliver a Nominee Instruction Form to the Information and Tabulation Agent, in accordance with the instructions in the Nominee Instruction Form, by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

For the avoidance of doubt, the submission of the ATOP instruction without the submission by such holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to deliver a Proxy and make the Commitment Payment Election. In order for a Proxy to be valid and to be eligible to receive the Commitment Payment in the applicable Scheme, a corresponding Nominee Instruction Form must be submitted.

It is anticipated that the Solicitations will be eligible for ATOP with respect to book-entry notes held through DTC. The Existing Notes must be delivered via ATOP by the applicable Commitment Payment Election Deadline. There are not any guaranteed delivery procedures applicable to the Solicitations under the terms of this Solicitation Statement or other materials provided herewith.

Any financial institution that is a DTC Participant must deliver the Existing Notes through the ATOP procedures for making the Commitment Payment Election. DTC will then verify the election and send an agent’s message to the Information and Tabulation Agent. An “agent’s message” is a message, transmitted by DTC to, and

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received by, the Information and Tabulation Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC Participant that the DTC Participant has received and agrees to be bound by the terms described in this Solicitation Statement and that we may enforce such agreement against the DTC Participant.

Eligible Existing DL Notes Holders that make the Commitment Payment Election also have the option to make the Subscription Election with respect to their Existing DL Notes by choosing the combined Commitment Payment Election and Subscription Election, as further described in the DL Notes Election Form attached hereto as Exhibit A. To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. See “—Procedures for Voting by Ballot.” However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

No Partial Delivery of Proxy

In order to deliver their Proxy in the Solicitations and be eligible to receive the Commitment Payment, holders will be required, at the time of such delivery, to certify to us that they (i) have validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by them, (ii) will not validly withdraw via ATOP their Existing Notes unless they validly withdraw all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme. To validly deliver their Proxy with respect to a series of Existing Notes, holders must cause their Nominee (i) to deliver such Existing Notes via ATOP prior to the Commitment Payment Election Deadline and (ii) to deliver the Nominee Instruction Form to the Information and Tabulation Agent prior to 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. Any Proxy not delivered in compliance with these procedures could result in the rejection of such Proxy. We reserve the absolute right to waive any defects or irregularities with respect to any such Proxy, subject to applicable law and the terms of the RSA. For further details, see “—Determination of Validity of Proxies.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, holders of Existing DL Notes must (i) subscribe for the New Shares by making the Subscription Election in the DL Notes Election Form or otherwise following the instructions required by their Nominee at the time they make the Commitment Payment Election with respect to their Existing DL Notes, (ii) certify that they are an Eligible Existing DL Notes Holder by completing the New Money Qualifying Letter attached to the DL Notes Election Form and (iii) deliver cash to the Information and Tabulation Agent in an amount equal to the Subscription Price payable by such New Money Participant by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder as a Defaulting Holder.

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Commitment Payment Election Deadline; Extensions; Amendments

The Commitment Payment Election Deadline for each Solicitation is 5:00 p.m., New York City time, on September 6, 2023, subject to our right to extend that time and date in our sole discretion with respect to any Solicitation (which right is subject to applicable law and the terms of the RSA), in which case the Commitment Payment Election Deadline for such Solicitation means the latest time and date to which such Solicitation is extended.

If a Solicitation is amended or modified in a manner determined by us to constitute a material change to the holders, we will promptly disclose such amendment or modification in a manner deemed appropriate and may, if appropriate, extend, subject to applicable law and the terms of the RSA, such Solicitation for a period deemed by us to be adequate to permit the holders to deliver their Proxies.

Notwithstanding anything to the contrary set forth in this Solicitation Statement, we expressly reserve the right, in our sole discretion, but subject to the terms of the RSA, and regardless of whether any of the conditions described above under “—Conditions to the Solicitations” have been satisfied, subject to applicable law and the terms of the RSA, at any time prior to the applicable Commitment Payment Election Deadline, to (i) terminate any Solicitation for any reason, (ii) waive any of the conditions to any Solicitation, (iii) extend the Commitment Payment Election Deadline with respect to any Solicitation, or (iv) amend the terms of any Solicitation.

Holders Eligible to Participate in the Subscription Election

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election. See “Transfer Restrictions.”

Conditions to the Solicitations

Notwithstanding any other provisions of the Solicitations, or any extension of the Solicitations, we may, in our sole discretion, but subject to the terms of the RSA, terminate any Solicitation or, at our option, modify, extend or otherwise amend any Solicitation if any of the following conditions have not been satisfied or waived prior to the Commitment Payment Election Deadline:

•	no action or event shall have occurred, been threatened, or may occur, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to any Solicitation or any Scheme by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

•	challenges the making of any Solicitation or the commencement of any Scheme, or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any manner, any Solicitation or any Scheme; or

•	in our reasonable judgment, could materially adversely affect our or each of our subsidiaries’ business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or impair the contemplated benefits to us of any Solicitation or any Scheme; and

•	there shall not have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the price of the Existing Notes of any series, (c) a material impairment in the general trading market for debt securities in the United States, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory,

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(e) a material escalation or commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, if the effect of any such event, in our reasonable judgment, makes it impracticable or inadvisable to proceed with any Solicitation or any Scheme, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event in our reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in the securities or financial markets in the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the Solicitations, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, subject to applicable law and the terms of the RSA, prior to the Commitment Payment Election Deadline of any Solicitation. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, in our sole discretion, at any time prior to, or on the Commitment Payment Election Deadline of a Solicitation, subject to applicable law and the terms of the RSA:

•	terminate such Solicitation;

•	modify, extend or otherwise amend such Solicitation; or

•	waive the unsatisfied conditions with respect to such Solicitation and accept all Proxies delivered pursuant to such Solicitation.

In addition, subject to applicable law and the terms of the RSA, we may in our absolute discretion terminate any Solicitation for any other reason or for no reason.

Representations, Warranties and Covenants of Holders of Existing Notes

Upon making the Commitment Payment Election by delivering its Existing Notes via ATOP and automatically delivering the Proxy with respect to such Existing Notes, a holder, or the beneficial holder of Existing Notes on behalf of which the holder has delivered, will be deemed to represent, warrant and agree that:

•	it has received this Solicitation Statement;

•	it is the beneficial owner (as defined herein) of, or a duly authorized representative of one or more beneficial owners of, the Existing Notes for which it has delivered its Proxy, and it has full power and authority to execute the Nominee Instruction Form;

•	the Existing Notes for which it has delivered its Proxy were owned as of the date of delivery, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Existing Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, if we purchase the same in the applicable Scheme;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer Existing Notes for which it has delivered its Proxy from the date of the delivery of its Proxy (other than to us as contemplated hereby) until after the applicable Scheme Meeting, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	in the case of holders of Existing DL Notes participating in the Subscription Election, it is an Eligible Existing DL Notes Holder, or, in the event that it is acting on behalf of a beneficial owner of the Existing DL Notes tendered thereby, it has received a written certification from that beneficial owner, dated as of a specific date on or since the close of that beneficial owner’s most recent fiscal year, to the effect that that beneficial owner is an Eligible Existing DL Notes Holder, and is acquiring Exit Preferred Shares and the Subscription DHL Common Shares for its own account or for a discretionary account or accounts on behalf of one or more Eligible Existing DL Notes Holders as to which it has been instructed;

•	it has the authority to make the statements contained in the Nominee Instruction Form;

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•	it (i) has validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by it, (ii) will not validly withdraw via ATOP such series of Existing Notes unless it validly withdraws all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme;

•	it is otherwise a person to whom it is lawful to make available this Solicitation Statement or to make the Solicitations in accordance with applicable laws (including the transfer restrictions set out in this Solicitation Statement under “Transfer Restrictions”);

•	it has had access to such financial and other information and has been afforded the opportunity to ask such questions of representatives of us and receive answers thereto, as it deems necessary in connection with its decision to deliver its Proxy in the Solicitations and, if applicable, subscribe for the New Shares;

•	it acknowledges that we and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and warranties made by its delivery of Existing Notes via ATOP and submission of the Nominee Instruction Form are, at any time prior to the consummation of the Schemes, no longer accurate, it shall promptly notify us;

•	if it is acquiring the New Securities as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of such account;

•	in evaluating the Solicitations and in making its decision whether to deliver its Proxy in the Solicitations, it has made its own independent appraisal of the matters referred to in this Solicitation Statement and in any related communications; and

•	the delivery of a Proxy shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this Solicitation Statement.

Each holder of Existing Notes that delivers its Existing Notes via ATOP and submits a Nominee Instruction Form will also be deemed to represent, warrant and agree to the terms described under “Transfer Restrictions” to the extent applicable to such holder.

The representations, warranties and agreements of a holder delivering its Proxy with respect to any series of Existing Notes will be deemed to be repeated and reconfirmed on and as of the Commitment Payment Election Deadline and the Closing Date. For purposes of this Solicitation Statement, the “beneficial owner” of any Existing Notes means any holder that exercises investment discretion with respect to those Existing Notes.

Absence of Appraisal and Dissenters’ Rights

Holders of the Existing Notes do not have any appraisal or dissenters’ rights in connection with the Solicitations.

Determination of Validity of Proxies

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of Proxies will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Proxies determined by us not to be in proper form or any Proxies our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of Proxies delivered as to particular Existing Notes, whether or not waived in the case of other Existing Notes. Our interpretation of the terms and conditions of the Solicitations, including the terms and instructions in the Nominee Instruction Form, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with Proxies of Existing Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to

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Proxies of Existing Notes, none of us, the New Securities Issuers, the Information and Tabulation Agent or any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Proxies will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Certification of Participation in the Solicitations

In order to deliver their Proxy and be eligible to receive the Commitment Payment pursuant to the Solicitations, holders will be required to certify to us, via DTC’s ATOP system, to the following statement at the time of delivery of their Existing Notes via ATOP:

“The holder (i) has validly delivered and not validly withdrawn via ATOP any and all Existing Notes of the relevant series beneficially owned by it, (ii) will not validly withdraw via ATOP such series of Existing Notes unless it validly withdraws all such Existing Notes of the same series and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of any Scheme.”

We retain the right to request any such additional documentation from holders that deliver their Proxy to verify such attestations. In the event a holder delivers its Proxy, but does not deliver such attestations or additional requested documents, prior to the relevant date, such Proxy will not be accepted, and could result in the rejection of such Proxy. We may request proof for each Proxy as part of our request for additional documentation. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation, Proxy or supporting documentation, subject to applicable law and the terms of the RSA.

Revocation of Proxies

Existing Notes properly delivered via ATOP on or prior to the applicable Commitment Payment Election Deadline will be given effect in accordance with its terms unless properly revoked at or prior to the applicable Commitment Payment Election Deadline. Proxies may not be revoked after the applicable Commitment Payment Election Deadline.

Prior to the applicable Commitment Payment Election Deadline, any holder may revoke any Proxy given as to its Existing Notes. For a withdrawal of a Proxy to be effective, a “Request Message” must be properly transmitted through ATOP and received by the Information and Tabulation Agent prior to the applicable Commitment Payment Election Deadline. Validly revoked Proxies may be redelivered by following the procedures described elsewhere in this Solicitation Statement at any time prior to the Commitment Payment Election Deadline. Under no circumstances may consents be revoked after the Commitment Payment Election Deadline.

Assignment of Replacement CUSIPs to the Existing DIFL Notes After Scheme Meeting

Following the Scheme Meeting for the DIFL Scheme, we intend to release the Existing DIFL Notes from the ATOP system in accordance with the procedures detailed below. In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly made, we intend to provide for the assignment of alternative identifying CUSIPs (the “Replacement CUSIPs”) to track which Existing DIFL Notes validly made the Commitment Payment Election on or prior to the Commitment Payment Election Deadline. For the avoidance of doubt, the assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election.

It is anticipated that the Existing DIFL Notes identified by their Replacement CUSIPs will be delivered as soon as reasonably practicable following the Scheme Meeting for the DIFL Scheme on the Replacement CUSIPs Assignment Date, which is expected to be on November 2, 2023. On the Replacement CUSIPs Assignment Date, the Existing DIFL Notes for which the Commitment Payment Election was validly made will be promptly assigned the Replacement CUSIPs and will be released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs will no longer be blocked from trading by ATOP.

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme

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Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors.”

For the avoidance of doubt, to the extent Replacement CUSIPs are assigned to the Existing DIFL Notes and such notes are promptly released from ATOP, such release would not constitute a withdrawal and such released notes with Replacement CUSIPs shall continue to be entitled to the Commitment Payment pursuant to the terms of this Solicitation Statement.

In the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes following the Withdrawal Date and until the Withdrawal Deadline, provided that any holder that withdraws its Existing DIFL Notes following the Withdrawal Date will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

Withdrawal

Once submitted into ATOP, Existing Notes cannot be transferred until such Existing Notes are withdrawn or released from ATOP (as described above), as applicable. Following the Withdrawal Date and until the Withdrawal Deadline, the Existing Notes may be withdrawn from ATOP. However, any holder that withdraws its Existing Notes after the Withdrawal Date will, with respect to all Existing Notes withdrawn by such holder, (i) be deemed to have withdrawn its Commitment Payment Election and, if applicable, its Subscription Election and (ii) have relinquished all rights associated any prior elections. Such holders that withdraw their Existing Notes from ATOP would therefore no longer be eligible to receive the applicable Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the Schemes, and would receive only the applicable Scheme Consideration in the Schemes. The Withdrawal Date will be set at a date promptly after the Scheme Meetings and is expected to be on November 2, 2023 (approximately 8 weeks after the Commitment Payment Election Deadline). See “Important Times and Dates.”

Procedures for Voting by Ballot

In lieu of making the Commitment Payment Election and automatically delivering the Proxy with respect to a series of Existing Notes, a holder may instead vote for or against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme that will be included at the time that the explanatory statement for such Scheme is distributed. However, in order to be eligible to receive the Commitment Payment in a Scheme, a holder should not vote using the ballot but must instead make a valid Commitment Payment Election, as described above. Further, in order to subscribe for the New Shares in the DL Scheme, an Eligible Existing DL Notes Holder should not vote using the ballot but must instead make a valid Commitment Payment Election and Subscription Election, in each case as described above and in the DL Notes Election Form. For the avoidance of doubt, holders that vote using a ballot will not be eligible to receive the Commitment Payment in a Scheme or subscribe for the New Shares in the DL Scheme, even if they vote in favor of such Scheme.

Voting by ballot will not preclude a holder from attending and voting in person at the Scheme Meeting should it wish to do so. In the event that a holder votes in person at the Scheme Meeting, any returned ballot with such holder’s vote and proxy included therein will be deemed to have been revoked for the Scheme Meeting.

The Voting Deadline for each Scheme is expected to be 5:00 p.m., New York City time, on October 30, 2023, subject to our right to extend that time and date in our sole discretion with respect to any Scheme (which right is subject to applicable law and the terms of the RSA), in which case the Voting Deadline for such Scheme means the latest time and date to which such deadline is extended.

Treatment of Existing Notes of Holders That Did Not Deliver Their Proxy or Voted Against the Applicable Scheme in the Solicitations

If we consummate the Schemes, then we will be able to exchange all outstanding Existing Notes, even from holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.”

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Information and Tabulation Agent

Epiq Corporate Restructuring, LLC (or its designee or affiliate) has been appointed as the Information and Tabulation Agent for the Solicitations. All correspondence in connection with the Solicitations should be sent or delivered by each holder of Existing Notes, or a beneficial owner’s Nominee, to the Information and Tabulation Agent at the address listed on the back cover page of this Solicitation Statement. Questions concerning procedures for delivering a Proxy and requests for additional copies of this Solicitation Statement or the Nominee Instruction Form should be directed to the Information and Tabulation Agent at the address and telephone number listed on the back cover page of this Solicitation Statement. Holders of Existing Notes may also contact their Nominee for assistance concerning the Solicitations. We will pay the Information and Tabulation Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Other Fees and Expenses

The Company will bear the costs of the Solicitations. The Company will reimburse the Existing Notes Trustee for the reasonable and customary expenses that the Existing Notes Trustee incurs in connection with the Solicitations. The Company will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable and customary expenses in forwarding this Solicitation Statement and other materials to beneficial owners of the Existing Notes.

NONE OF THE COMPANIES, THE NEW SECURITIES ISSUERS, THE TRUSTEE WITH RESPECT TO EACH SERIES OF EXISTING NOTES AND NEW NOTES, THE INFORMATION AND TABULATION AGENT, OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS OF EXISTING NOTES SHOULD DELIVER THEIR PROXIES IN THE SOLICITATIONS.

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Book Entry, Delivery and Form

The New Notes

It is anticipated that the New Notes will be eligible on the DTC platform and that the New Notes of each series will initially be represented by Global Notes that together will represent the aggregate principal amount of the New Notes. When issued, the Global Notes will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The New Notes will only be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.

Investors who receive New Notes may hold their interests in the Global Notes directly through DTC if they are DTC Participants or indirectly through organizations that are DTC Participants.

Investors who hold beneficial interests in the Global Notes may hold such interests directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Clearstream Banking, S.A., if they are participants in these systems, or indirectly through organizations that are participants in these systems. Euroclear and Clearstream will hold interests in such Global Notes on behalf of their participants through their respective depositaries, which in turn will hold the interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Participants or its Indirect Participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Note, Cede & Co. for all purposes will be considered the sole holder of the Global Notes. Owners of beneficial interests in a Global Note will be entitled to have certificates registered in their names and to receive physical delivery of New Notes only in the limited circumstances described below under “—Exchange of Global Notes for Definitive Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We do not take any responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

Upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Information and Tabulation Agent with portions of the principal amount of the Global Notes.

Payment of principal and other amounts, if any, on a Global Note will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on the applicable payment date. Neither we nor the trustee, nor any agent of either of them, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We have been informed that, with respect to any payment of principal, or premium, interest or other amounts, if any, on a Global Note, DTC’s practice is to credit Participants’ accounts on the applicable payment date, with payments in amounts proportionate to their respective beneficial interests in the New Notes represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the New Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.” In particular, payments to owners of beneficial interests in the New Notes held through Euroclear and Clearstream (as Indirect Participants in DTC) will be made in accordance with the rules and operating procedures of Euroclear and Clearstream.

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Transfers between Participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Participants in Euroclear and Clearstream will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream, as applicable. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Cross-market transfers between DTC Participants, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and the credit of any transaction’s interests in the Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC Participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Neither we nor the trustee, nor any agent of either of us, will have responsibility for the performance of DTC, Euroclear, Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the New Notes (including, without limitation, the presentation of the New Notes for exchange as described below) only at the direction of one or more Participants to whose accounts with DTC interests in a Global Note are credited, and only in respect of the New Notes represented by the Global Note as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for Definitive Notes, which it will distribute to its Participants.

We have been advised that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

We have also been advised that Euroclear and Clearstream hold securities for participant organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry charges in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers

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and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among their respective participants, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

Exchange of Global Notes for Definitive Notes

A Global Note is exchangeable for Definitive Notes if:

(a)	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes or has ceased to be a clearing agency registered under the U.S. Exchange Act and, in either case, we thereupon fail to appoint a successor depositary within 120 days after the date of such notice, or

(b)	if DTC so requests following an Event of Default under the indenture, or

(c)	we, at our option, notify the trustee in writing that we elect to exchange in whole but not in part, the Global Note for Definitive Notes.

In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures), unless we determine otherwise in compliance with the requirements of the applicable indenture.

Exchange of Definitive Notes for Global Notes

If issued, Definitive Notes may not be exchanged or transferred for beneficial interests in a Global Note except upon consummation of a tender offer.

Exchange of Definitive Notes for Definitive Notes

If issued, Definitive Notes may be exchanged or transferred by presenting or surrendering such Definitive Notes at the office of the registrar located in New York, New York with a written instrument of transfer in form satisfactory to such registrar, duly executed by the holder of the Definitive Notes or by its attorney, duly authorized in writing. If the Definitive Notes being exchanged or transferred have restrictive legends, such holder must also provide a written certificate (in the form provided in the indenture) to the effect that such exchange or transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same-Day Settlement and Payment

The New Notes represented by the Global Notes will be eligible to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Definitive Notes would also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC.

DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Methods of Receiving Payments on the New Notes

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Principal of, premium, if any, and interest on registered Notes held in global form will be payable at the corporate trust office or agency of the paying agent in New York. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the holder of the Global Notes in accordance with instructions given by the holder. Principal of, premium, if any, and interest on any Definitive Notes will be payable at the corporate trust office or agency of the paying agent in New York maintained for such purposes. In addition, interest on Definitive Notes may be paid by check mailed to the person entitled thereto as shown on the register for such Definitive Notes.

Paying Agent and Registrar for the New Notes

We have undertaken to maintain one or more paying agents for the New Notes in the Borough of Manhattan, City of New York. The paying agent is expected to be Wilmington Savings Fund Society, FSB in New York. We have also undertaken to maintain one or more registrars with offices in the Borough of Manhattan, City of New York. The registrar is expected to be Wilmington Savings Fund Society, FSB in New York. The registrar will maintain a register reflecting ownership of notes outstanding from time to time and will make payments on and facilitate transfer of Notes on our behalf. We may change the paying agent or registrar without prior notice to the holders.

The New Shares

The New Shares issued as part of the DL Scheme will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Shares, holders must provide registration details to DHL’s company secretary, Conyers. Specifically, in connection with or promptly following the delivery of a Proxy with respect to the Existing DL Notes, each holder of Existing DL Notes shall deliver or shall cause its Nominee to deliver the Equity Registration Form to Conyers pursuant to the instructions set forth in the Equity Registration Form. If a participating holder of Existing DL Notes does not return an Equity Registration Form, the New Shares will be held in the Holding Trust by a holding trustee until such holder delivers a properly completed Equity Registration Form to Conyers to have its New Shares registered in the register of members of DHL. This Holding Trust will terminate 18 months after the effective date of the DL Scheme (subject to any extension of the Holding Trust at the sole option of DHL). Upon termination of the Holding Trust, a holder of Existing DL Notes that has not yet submitted a valid Equity Registration Form (or has not submitted an alternative notification deemed to be acceptable in the sole direction of DHL) will no longer be entitled to their pro-rata allocation of New Shares, and such allocation will revert to DHL.

In addition, if a holder will become entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Voting Exit Preferred Shares voting together as a single class, such holder is required to submit beneficial ownership information (as further described in Part 2 of the Equity Registration Form) and receive the consent of the Bermuda Monetary Authority prior to the issuance of such New Shares to the holder. We cannot guarantee that such holder will receive the consent of the Bermuda Monetary Authority, nor can we guarantee the timeframe in which such consent may be received. Until the Bermuda Monetary Authority has given its consent, such holder will not be entitled to be issued their entire allocation of New Shares, and the balance of their New Shares will be held in the Holding Trust as described above.

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Material Bermuda and U.S. Tax Considerations

Bermuda Tax Considerations

At the date of this Solicitation Statement, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our noteholders in respect of the Existing Notes or the New Securities. There is no stamp duty on the issue, transfer or redemption of the Existing Notes or the New Securities.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given an assurance to Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited and Digicel International Finance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited, Digicel International Finance or any of their respective operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel MidCo Limited, Digicel Intermediate Holdings Limited or Digicel International Finance in accordance with the Land Tax Act 1967 of Bermuda or otherwise payable in respect of real property they lease in Bermuda. These assurances by the Bermuda Minister of Finance expire on March 31, 2035.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of Existing DIFL Secured Notes for New DIFL Secured Notes and cash equal to the amount of accrued and unpaid interest in respect of the Existing DIFL Secured Notes (the “DIFL Secured Notes Exchange”), the exchange of Existing DIFL Unsecured Notes for New DML Unsecured Notes and cash equal to the amount of accrued and unpaid interest in respect of the Existing DIFL Unsecured Notes (the “DIFL Unsecured Notes Exchange,” and together with the DIFL Secured Notes Exchange, the “DIFL Notes Exchanges”) and the exchange of Existing DL Notes for DHL Common Shares and the opportunity to subscribe in the DL Scheme for an Eligible Existing DL Notes Holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares at the Subscription Purchase Price (including by making a valid Subscription Election) (such opportunity, the “Equity Subscription Rights,” such exchange, the “DL Notes Exchange,” and the DL Notes Exchange together with the DIFL Notes Exchanges, the “Exchanges”), and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges. Because accrued and unpaid interest on the Existing DIFL Secured Notes and Existing DIFL Unsecured Notes is paid in cash, this disclosure assumes that no New DIFL Secured Notes or New DML Unsecured Notes are received in respect of interest and no cash is otherwise received in exchange for Existing DIFL Secured Notes or Existing DIFL Unsecured Notes.

This summary is not a complete analysis of all the potential U.S. federal income tax considerations relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this Solicitation Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. This discussion applies only to Existing Notes, New Securities received in exchange therefor and Equity Subscription Rights that are held as “capital assets” for U.S. federal income tax purposes and are beneficially owned by U.S. Holders (as defined below).

This summary does not address any tax considerations arising under the laws of any non-U.S., state or local jurisdiction or the potential application of the U.S. federal estate, gift or alternative minimum tax or the Medicare tax on investment income. This summary also does not discuss differences in U.S. federal income tax consequences to (i) U.S. Holders holding more than one series of Existing Notes, (ii) U.S. Holders that act or receive consideration in a capacity other than any other U.S. Holder of the same series of Existing Notes (such as the tax consequences of entering into the Backstop Commitment Agreement), (iii) U.S. Holders that receive their DHL Common Shares through the Holding Trust or (iv) U.S. Holders that are Defaulting Holders, and the U.S. federal income tax consequences for such U.S. Holders may differ materially from those described below. Furthermore, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to beneficial owners in light of their particular circumstances or to beneficial owners subject to special rules, such as:

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•	banks or other financial institutions;

•	insurance companies;

•	dealers and traders subject to a mark-to-market method of tax accounting with respect to the Existing Notes, the New Securities or the Equity Subscription Rights;

•	persons holding the Existing Notes, the New Securities or the Equity Subscription Rights as part of a hedge, wash sale or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	tax-exempt entities;

•	retirement plans;

•	persons who hold the Existing Notes, the New Securities or the Equity Subscription Rights through non-U.S. brokers or other non-U.S. intermediaries;

•	persons who own (directly, indirectly or constructively), at any point in time, 10% or more of the equity of DHL (by vote or value), as determined for U.S. federal income tax purposes;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein; or

•	persons subject to special tax accounting rules under Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Existing Notes, the New Securities or the Equity Subscription Rights, the tax treatment of each partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships that hold the Existing Notes (and partners therein) should consult their tax advisors regarding the tax consequences relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges.

As used herein, the term “U.S. Holder” means a beneficial owner of an Existing Note, a New Security received in exchange therefor and/or an Equity Subscription Right that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

We have not sought and do not intend to seek any ruling from the Internal Revenue Service (the “IRS”). Accordingly, there can be no assurance that the IRS or a court will agree with the U.S. federal income tax consequences described below. U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the Exchanges and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchanges in light of their particular situations.

Tax Consequences to U.S. Holders Who Participate in the Exchanges and Deliver a Valid Commitment Payment Election

Tax Consequences of the Commitment Payments

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The tax consequences of a U.S. Holder’s receipt of a Commitment Payment (upon making a valid Commitment Payment Election) are not entirely clear, as there are no binding authorities directly addressing the treatment of such payments. Although it is not free from doubt, we intend, if required to take a position for applicable U.S. federal income tax reporting purposes, to treat any Commitment Payments received by a U.S. Holder as part of the consideration received in the applicable Exchange, and not as a separate fee, and accordingly as part of a U.S. Holder’s amount realized (i.e., giving rise to additional gain or reducing loss) in the applicable Exchange.

Alternatively, a U.S. Holder could be treated as receiving a separate fee or other payment that would be subject to U.S. federal income tax as ordinary income rather than as additional consideration for the disposition of an Existing Note. The remainder of this discussion assumes that the treatment of the Commitment Payments described in the preceding paragraph is correct. U.S. Holders should consult their tax advisors as to the proper treatment of the Commitment Payments.

Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes

Tax Consequences of the DIFL Secured Notes Exchange

The U.S. federal income tax consequences of an exchange of the Existing DIFL Secured Notes for New DIFL Secured Notes and cash in respect of accrued and unpaid interest pursuant to the DIFL Secured Notes Exchange will depend upon whether such exchange is treated as a “significant modification” of the Existing DIFL Secured Notes.

Under applicable Treasury regulations, the modification of a debt instrument (including an exchange of a debt instrument for a new debt instrument) generally is a significant modification if, based on the facts and circumstances and taking into account all modifications (other than modifications that are subject to special rules) of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” As a general matter, multiple modifications to a debt instrument are considered cumulatively. The applicable Treasury regulations provide specific rules for determining whether certain types of modifications are significant, which include, among others, a rule designating a safe harbor in which a deferral of payments on a debt instrument meeting specified requirements is not treated as significant.

Based on the differences between the Existing DIFL Secured Notes and the New DIFL Secured Notes, we intend, if required to take a position for applicable U.S. federal income tax reporting purposes, to treat the DIFL Secured Notes Exchange as a significant modification of the Existing DIFL Secured Notes. The remainder of this discussion assumes that the DIFL Secured Notes Exchange will be a significant modification for U.S. federal income tax purposes.

The tax treatment of the DIFL Secured Notes Exchange depends upon whether the DIFL Secured Notes Exchange qualifies as a recapitalization for U.S. federal income tax purposes. In order for the DIFL Secured Notes Exchange to qualify as a recapitalization, the Existing DIFL Secured Notes and the New DIFL Secured Notes must both be treated as “securities” under the relevant provisions of the Code. Neither the Code nor the Treasury regulations promulgated pursuant thereto define the term “security.” Whether a debt instrument constitutes a security is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether the instrument is a security for U.S. federal income tax purposes. In this regard, debt instruments with a term of ten years or more generally have qualified as securities, whereas debt instruments with a term of less than five years generally have not qualified as securities. It is unclear whether the Existing DIFL Secured Notes and the New DIFL Secured Notes should be treated as securities for this purpose. If both were treated as securities, the DIFL Secured Notes Exchange should be treated as a recapitalization in which case it would be subject to the tax treatment described under “—Treatment as a Recapitalization” below. If the Existing DIFL Secured Notes and/or the New DIFL Secured Notes were not treated as securities, the DIFL Secured Notes Exchange would not be treated as a recapitalization, and would instead be treated as described under “—Treatment as a Fully Taxable Exchange” below. You should consult your own tax advisor as to whether the DIFL Secured Notes Exchange will constitute a recapitalization for U.S. federal income tax purposes.

Treatment as a Recapitalization

If the DIFL Secured Notes Exchange is treated as a recapitalization, a U.S. Holder generally will not recognize gain or loss on the DIFL Secured Notes Exchange, except that any cash received in respect of accrued but unpaid

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interest on the Existing DIFL Secured Notes will be taxable as ordinary interest income to the extent not previously included in gross income. A U.S. Holder will generally obtain a tax basis in its New DIFL Secured Notes (including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any) equal to its tax basis in the Existing DIFL Secured Notes exchanged therefor. A U.S. Holder will have a holding period for its New DIFL Secured Notes that includes the holding period of the Existing DIFL Secured Notes. Any accrued market discount on an Existing DIFL Secured Note prior to the deemed exchange would carry over to the corresponding New DIFL Secured Note received in exchange therefor.

Treatment as a Fully Taxable Exchange

If the DIFL Secured Notes Exchange is not treated as a recapitalization, U.S. Holders will generally recognize gain or loss upon the exchange of the Existing DIFL Secured Notes for New DIFL Secured Notes (including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any) equal to the difference, if any, between (i) the issue price of the New DIFL Secured Notes (determined as described below under “Tax Treatment of the New Notes Received in the DIFL Notes Exchanges—Issue Price”) received in the exchange, including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any, and (ii) the U.S. Holder’s adjusted tax basis in such Existing DIFL Secured Note surrendered in the exchange. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the applicable Existing DIFL Secured Note for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. Cash received in respect of accrued but unpaid interest on the Existing DIFL Secured Notes at the time of the exchange will generally be taxable as ordinary interest income to the extent it was not previously included in gross income. A U.S. Holder’s holding period for its New DIFL Secured Notes received in the DIFL Secured Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its New DIFL Secured Notes received in the DIFL Secured Notes Exchange, including New DIFL Secured Notes received as an Existing DIFL Secured Notes Commitment Payment, if any, will be the issue price of such New DIFL Secured Notes.

If a U.S. Holder holds Existing DIFL Secured Notes with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of such Existing DIFL Secured Notes. You should consult your own tax advisor as to the treatment of Existing DIFL Secured Notes with different tax bases and/or holding periods. If you have not taken accrued OID in respect of the Existing DIFL Secured Notes into income, you should consult your own tax advisor regarding the treatment of such OID.

Tax Consequences of the DIFL Unsecured Notes Exchange

Because the DIFL Unsecured Notes Exchange involves the exchange of notes of one obligor for notes of a different obligor, if required to take a position for applicable U.S. federal income tax reporting purposes, we intend to treat the DIFL Unsecured Notes Exchange as a taxable exchange under Section 1001 of the Code, and the remainder of this discussion assumes this treatment. Under this treatment, U.S. Holders will recognize gain or loss upon the exchange of the Existing DIFL Unsecured Note for New DML Unsecured Notes (including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any) equal to the difference, if any, between (i) the issue price of the New DML Unsecured Notes (determined as described below under “Tax Treatment of the New Notes Received in the DIFL Notes Exchanges—Issue Price”) received in the exchange, including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any, and (ii) the U.S. Holder’s adjusted tax basis in such Existing DIFL Unsecured Note surrendered in the exchange. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the applicable Existing DIFL Unsecured Note for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. Cash received in respect of accrued but unpaid interest on the Existing DIFL Unsecured Notes at the time of the exchange will generally be taxable as ordinary interest income to the extent it was not previously included in gross income. A U.S. Holder’s holding period for its New DML Unsecured Notes received in the DIFL Unsecured Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its New DML Unsecured Notes, including New DML Unsecured Notes received as an Existing DIFL Unsecured Notes Commitment Payment, if any, will be the issue price of such New DML Unsecured Notes.

If a U.S. Holder holds Existing DIFL Unsecured Notes with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of such Existing DIFL Unsecured Notes. You should consult your own tax advisor as to the treatment of Existing DIFL Secured Notes with different tax bases

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and/or holding periods. If you have not taken accrued OID in respect of the Existing DIFL Unsecured Notes into income, you should consult your own tax advisor regarding the treatment of such OID.

Market Discount

A U.S. Holder will be considered to have acquired an Existing DIFL Secured Note or an Existing DIFL Unsecured Note with market discount if the stated principal amount of such Existing DIFL Secured Note or Existing DIFL Unsecured Note (or, if such Existing DIFL Secured Note or Existing DIFL Unsecured Note is issued with OID, its adjusted issue price) exceeded the U.S. Holder’s initial tax basis for such Existing DIFL Secured Note or Existing DIFL Unsecured Note by more than a de minimis amount. If a U.S. Holder’s Existing DIFL Secured Notes or Existing DIFL Unsecured Notes were acquired with market discount, any gain recognized upon the DIFL Secured Notes Exchange or the DIFL Unsecured Notes Exchange, as applicable, will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held the Existing DIFL Secured Notes or the Existing DIFL Unsecured Notes, as applicable, unless the U.S. Holder had elected to include such market discount in income as it accrued for U.S. federal income tax purposes.

Tax Treatment of the New Notes Received in the DIFL Notes Exchanges

Tax Classification of the New Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. If we are required to take a position for any applicable U.S. federal income tax reporting purposes, we intend to take the position that the New Notes are indebtedness for U.S. federal income tax purposes. Our position is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such position. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if any of the New Notes are not treated as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that all of the New Notes will be treated as indebtedness for U.S. federal income tax purposes.

Potential Contingent Payment Debt Treatment

In certain circumstances—for example, upon a change of control —a U.S. Holder may receive payments on the New Notes other than the scheduled payments or may receive payments in advance of their scheduled dates. Moreover, we are entitled under certain circumstances to elect to make payments in cash or in kind, resulting in differing yields depending on the election made. These potential payments or elections may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” If any of the New Notes are treated as contingent payment debt instruments for United States federal income tax purposes, the timing and amount of income inclusions and the character of income recognized may be different from that herein. Although the issue is not free from doubt, if we are required to take a position for any U.S. federal income tax reporting purposes, we intend to take the position that the possibility of these payments does not result in the New Notes being treated as contingent payment debt instruments under applicable Treasury regulations. The remainder of this discussion assumes that the New Notes are not treated as contingent payment debt instruments.

Issue Price

In general, the New Notes will be treated as having an issue price equal to their fair market value on the Settlement Date if the New Notes are considered to be “publicly traded” for U.S. federal income tax purposes. At this time, we do not know if the New Notes will be “publicly traded” for these purposes. A debt instrument is treated as publicly traded if there is a sale price or one or more firm or indicative quotes available for such debt instrument at any time during the 31-day period ending 15 days after the issue date of such debt instrument. If any series of the New Notes is not considered publicly traded, but the corresponding Existing DIFL Secured Notes or Existing DIFL Unsecured Notes (collectively, the “Existing DIFL Notes”) exchanged therefor are considered publicly traded, the issue price of such New Notes would equal the fair market value of the corresponding Existing DIFL Notes that are treated as having been exchanged for such New Notes. For any series of New Notes, if neither the New Notes nor the corresponding Existing DIFL Notes are publicly traded, the issue price of such series of New Notes would equal either their stated principal amount or their imputed principal amount, as determined under applicable Treasury regulations.

Qualified Stated Interest

Qualified stated interest (“QSI”) is defined as interest that is unconditionally payable, at least annually, in cash or property (other than debt instruments of the issuer) at a single fixed rate. Accordingly, QSI on the New DIFL Secured Notes will be equal to the lowest rate at which interest is required to be paid in cash throughout the term of the New DIFL Secured Notes. QSI will generally be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. No interest on the New DML Unsecured Notes will be treated as QSI.

Original Issue Discount

Because all or a portion of the interest payable on the New Notes is payable in PIK Interest, each New Note will be treated as having been issued with original issue discount (“OID”) for U.S. federal income tax purposes in an aggregate amount equal to the excess of the “stated redemption price at maturity” of the New Note (the sum of all

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payments (other than any QSI) required to be made on the New Note) over its “issue price” (determined as described above). A U.S. Holder will be required to include such OID in income (as ordinary income) as such OID accrues on a constant yield to maturity basis for U.S. federal income tax purposes in advance of the receipt of cash payments to which such OID is attributable and regardless of the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

The amount of OID on a New Note that is includible in gross income for a taxable year will generally be the sum of the daily portions of OID with respect to the New Note for each day during that taxable year on which the U.S. Holder holds the New Note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The OID allocable to any accrual period other than the final accrual period will equal the product of (a) the “adjusted issue price” of the New Note as of the beginning of such period and (b) the New Note’s “yield to maturity,” determined by taking into account the length of the accrual period, reduced by (c) any QSI allocable to the holding period. The OID allocable to the final accrual period will equal the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “accrual period” for a New Note may be of any length and may vary in length over the term of the New Note, provided that each accrual period is no longer than one year and that each scheduled payment of interest or principal occurs on the first or final day of an accrual period. The “adjusted issue price” of a New Note as of the beginning of any accrual period will equal its issue price, increased by previously accrued OID on the New Note and decreased by any cash payments previously made on the New Note other than QSI.

The “yield to maturity” of a New Note generally is the discount rate that causes the present value of all payments to be made under the New Note to equal the issue price of the New Note. For purposes of calculating OID, an issuer is generally presumed to make an election (such as an unconditional election to pay cash interest or PIK Interest, or an unconditional right to redeem the New Notes) that will reduce the yield on the debt instrument, and any actual election that differs from this presumption causes the debt instrument to be deemed reissued for purposes of calculating the OID to be recognized going forward.

The rules regarding OID are complex. Accordingly, U.S. Holders should consult their own tax advisors regarding the application of the OID rules to the New Notes.

Acquisition Premium

If a U.S. Holder receives a New DIFL Secured Note in an exchange that is treated as a recapitalization, and the U.S. Holder’s tax basis in the New DIFL Secured Note is greater than the issue price of the New DIFL Secured Note but less than or equal to the stated redemption price at maturity, the U.S. Holder will be considered to have acquired the New DIFL Secured Note with acquisition premium. Under the acquisition premium rules, the amount of OID that the U.S. Holder must include in its gross income with respect to a New DIFL Secured Note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

Market Discount

If a U.S. Holder receives a New DIFL Secured Note in an exchange that is treated as a recapitalization and the U.S. Holder’s initial tax basis in the New DIFL Secured Note is less than the issue price of the New DIFL Secured Note, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. In addition, any accrued market discount on an Existing DIFL Secured Note not recognized in the exchange should carry over to the New DIFL Secured Note.

A U.S. Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of a New DIFL Secured Note as ordinary income to the extent of the market discount accrued on the New DIFL Secured Note (including any accrued market discount carried over from an Existing DIFL Secured Note) at the time of such disposition, unless this market discount has been previously included in income by the U.S. Holder pursuant to an election by the holder to include market discount in income as it accrues. If the New DIFL Secured Note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the U.S. Holder as if the U.S. Holder had sold the New DIFL Secured Note in a taxable transaction at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the New DIFL Secured Note or its earlier disposition (including in certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the New DIFL Secured Note.

Amortizable Bond Premium

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If a U.S. Holder receives a New DIFL Secured Note in an exchange that is a recapitalization and the U.S. Holder’s initial tax basis in the New DIFL Secured Note is greater than the New DIFL Secured Note’s stated redemption price at maturity, the U.S. Holder will be considered to have acquired the New DIFL Secured Note with amortizable bond premium, in which case the U.S. Holder will not be required to include any OID in income. In general, amortizable bond premium with respect to a New DIFL Secured Note is the excess, if any, of the U.S. Holder’s tax basis over the New DIFL Secured Note’s stated redemption price at maturity. A U.S. Holder may generally elect to amortize this premium, using a constant-yield method, over the remaining term of the New DIFL Secured Notes. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset QSI required to be included in the U.S. Holder’s income with respect to the New DIFL Secured Notes in that accrual period. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the New DIFL Secured Notes by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS. The application of the amortizable bond premium rules to debt instruments with early redemption features is not entirely clear, and therefore a U.S. Holder should consult its tax advisor about the application of these rules to the U.S. Holder’s interest in the New DIFL Secured Notes.

Sale, Exchange or Other Taxable Disposition of the New Notes

Upon a sale, exchange or other taxable disposition (including a retirement or redemption) of a New Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the New Note. A U.S. Holder’s adjusted tax basis in a New Note will equal its initial tax basis in such New Note (which in the case of a New Note that was not received in an exchange treated as a recapitalization will equal the issue price of the New Note), increased by the amount of any OID and accrued market discount included in income with respect to such New Note, and decreased by the amount of any amortizable bond premium previously amortized with respect to such New Note and any payments made on the New Note other than QSI. Gain or loss, if any, will generally be U.S.-source income for purposes of computing a U.S. Holder’s foreign tax credit limitation. For these purposes, the amount realized does not include any amount attributable to accrued QSI, which will be treated as described under “–Qualified Stated Interest” above. Subject to the market discount rules described above, any gain or loss recognized on the sale, exchange or other taxable disposition of a New Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition, the New Note has been held for more than one year or, in the event that the DIFL Secured Notes Exchange is treated as a recapitalization, if the combined holding period for the New DIFL Secured Note and the Existing DIFL Secured Note exchanged therefor exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of cash in respect of accrued interest on the Existing Notes, payments of stated interest on the New Notes, accruals of OID and the proceeds from a sale or other taxable disposition (including a retirement or redemption) of the New Notes. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the New Notes. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed.

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U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences of the DL Notes Exchange and the Ownership and Disposition of the Exit Preferred Shares and DHL Common Shares

Tax Consequences of the DL Notes Exchange

The U.S. federal income tax consequences of the DL Notes Exchange are not entirely clear. The receipt of the Equity Subscription Rights could be characterized as either (1) the receipt of rights as a part of the consideration for the exchange of the Existing DL Notes followed by the exercise of such rights by holders making a Subscription Election or (2) an integrated transaction pursuant to which, for holders making a Subscription Election, the Exit Preferred Shares and Subscription DHL Common Shares that are subject to the Equity Subscription Rights are acquired directly in exchange for partial satisfaction of the Existing DL Notes plus the Subscription Price. If characterized as the former, the DL Notes Exchange would be treated as an exchange of Existing DL Notes for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment) and the Equity Subscription Rights. If characterized as the latter, the DL Notes Exchange could be treated (i) for holders making a Subscription Election, as the exchange of Existing DL Notes and the Subscription Price for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment), Exit Preferred Shares and Subscription DHL Common Shares and (ii) for holders not making a Subscription Election, as the exchange of Existing DL Notes for DHL Common Shares (including any shares in respect of the Existing DL Notes Commitment Payment). If required to take a position for any U.S. federal income tax reporting purposes, we intend to treat the DL Notes Exchange as a taxable exchange described in (1) above.

However, there is no assurance that the IRS will not challenge this position. For example, if the IRS successfully asserts that the DL Notes Exchange is a tax-free transaction, a U.S. Holder would not be allowed to recognize any loss on such exchange. U.S. Holders should consult their tax advisors as to the proper characterization of the DL Notes Exchange and the consequences to them if it were treated as a tax-free transaction or otherwise treated in a different manner. Except where stated otherwise, the remainder of this discussion assumes the DL Notes Exchange will be treated as a taxable exchange described in (1) above.

Subject to the discussion below regarding accrued but unpaid interest, a U.S. Holder will recognize gain or loss upon the exchange of Existing DL Notes for DHL Common Shares and the Equity Subscription Rights equal to the difference, if any, between such U.S. Holder’s “amount realized” in respect of the DL Notes Exchange and the U.S. Holder’s adjusted tax basis in the exchanged Existing DL Notes. The U.S. Holder’s amount realized on the exchange is equal to the fair market value of the DHL Common Shares (including any DHL Common Shares received as an Existing DL Notes Commitment Payment) and the Equity Subscription Rights received in exchange for its Existing DL Notes. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the Existing DL Notes for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period for its DHL Common Shares and the Equity Subscription Rights received in the DL Notes Exchange will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its DHL Common Shares (including any DHL Common Shares issued as part of an Existing DL Notes Commitment Payment) and its Equity Subscription Rights will be the fair market value of such DHL Common Shares and the Equity Subscription Rights, as applicable.

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A U.S. Holder will be considered to have acquired an Existing DL Note with market discount if the stated principal amount of such Existing Note exceeded the U.S. Holder’s initial tax basis for such Existing DL Note by more than a de minimis amount. If a U.S. Holder’s Existing DL Notes were acquired with market discount, any gain recognized upon the DL Notes Exchange will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held the Existing DL Notes, unless the U.S. Holder had elected to include such market discount in income as it accrued for U.S. federal income tax purposes. Holders should consult their tax advisors about the impact of the market discount rules to their particular circumstances.

Holders should consult their tax advisors about the proper characterization of the DL Notes Exchange and the Equity Subscription Rights.

Accrued but Unpaid Interest

To the extent that any amount received by a U.S. Holder in the DL Notes Exchange is attributable to accrued but unpaid interest on the Existing DL Notes, the receipt of such amount should, subject to the discussion in the next paragraph, be recognized by the U.S. Holder as ordinary interest income (to the extent not already included in income by the U.S. Holder). Conversely, a U.S. Holder may be able to recognize a deductible loss to the extent that any accrued interest previously was recognized by the U.S. Holder but was not paid in full by us. Such loss may be ordinary, but the tax law is unclear on this point. The tax basis of any DHL Common Shares and Equity Subscription Rights treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued but unpaid interest. The holding period for such DHL Common Shares or Equity Subscription Rights should begin on the day following the receipt of such consideration.

If the sum of the fair market value of the DHL Common Shares and Equity Subscription Rights received in exchange for the Existing DL Notes is not sufficient to fully satisfy all principal and interest on the Existing DL Notes, the extent to which such consideration will be attributable to accrued but unpaid interest is unclear. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The DL Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders shall be allocated first to the principal amount of the Existing DL Notes, with any excess allocated to unpaid interest that accrued on these notes, if any. However, the IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the DL Scheme. U.S. Holders should consult their tax advisors regarding the proper allocation of the consideration received by them in the DL Notes Exchange and the U.S. federal income tax treatment of accrued but unpaid interest.

Tax Treatment of the Equity Subscription Rights

Assuming the treatment described above is respected, a U.S. Holder of an Existing DL Note that elects to exercise its Equity Subscription Rights by making a Subscription Election should be treated as purchasing, in exchange for its Equity Subscription Rights and the Subscription Price paid by the U.S. Holder, Exit Preferred Shares and Subscription DHL Common Shares. Such a purchase should generally be treated as the exercise of an option under general tax principles, and such U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it receives the Exit Preferred Shares and Subscription DHL Common Shares upon the exercise of the Equity Subscription Rights. A U.S. Holder’s aggregate tax basis in the Exit Preferred Shares and Subscription DHL Common Shares should equal the sum of (i) the amount of Subscription Price paid by the U.S. Holder plus (ii) such U.S. Holder’s tax basis in the Equity Subscription Rights immediately before being exercised, and such aggregate tax basis should generally be allocated between such U.S. Holder’s Exit Preferred Shares and Subscription DHL Common Shares pro rata in accordance with the relative fair market value of such shares. A U.S. Holder’s holding period for the Exit Preferred Shares and Subscription DHL Common Shares received pursuant to such exercise should begin on the day following the date the U.S. Holder receives the Exit Preferred Shares and Subscription DHL Common Shares.

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A U.S. Holder that elects not to exercise its Equity Subscription Rights may be entitled to claim a (likely short-term capital) loss equal to the amount of tax basis allocated to such Equity Subscription Rights, subject to any limitation on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of such decision.

Tax Treatment of the Exit Preferred Shares and the DHL Common Shares Received in the DL Notes Exchange and/or Pursuant to the Equity Subscription Rights

The following discussion generally assumes that DHL is not a “passive foreign investment company” (a “PFIC”), as described below under “—Passive Foreign Investment Company Rules,” and is therefore subject to the discussion in that section.

Dividends and Other Distributions

Distributions (including any deemed distributions, as described below under “—Constructive Distributions”) on the Exit Preferred Shares and the DHL Common Shares will generally be taxable as dividends for U.S. federal income tax purposes to the extent paid from DHL’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of DHL’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Exit Preferred Shares or DHL Common Shares, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of the Exit Preferred Shares or DHL Common Shares, as applicable, and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition.” Because DHL does not calculate its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all distributions, to the extent subject to reporting for U.S. federal income tax purposes, to be reported as dividends for U.S. federal income tax purposes. The amount of any such distribution will include any amounts withheld by DHL (or another applicable withholding agent). Amounts treated as dividends that DHL pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate that applies to “qualified dividend income” only if the Exit Preferred Shares or DHL Common Shares, as applicable, are readily tradable on an established securities market in the United States or DHL is eligible for benefits under an applicable tax treaty with the United States, and, in each case, DHL is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. We do not expect the Exit Preferred Shares or the DHL Common Shares to be readily tradable on any established securities market in the United States. In addition, there is currently no comprehensive income tax treaty between Bermuda and United States. As a result, it is not currently expected that dividends on the Exit Preferred Shares or DHL Common Shares will be eligible to be taxed at this lower rate.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Constructive Distributions

Under Section 305 of the Code, holders of stock may be treated as receiving constructive distributions with respect to that stock under certain circumstances.

In particular, Section 305 provides special rules for the tax treatment of preferred stock. According to the Treasury regulations promulgated under that section, the term preferred stock generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges that are generally associated with specified dividend and liquidation priorities, and does not participate in corporate growth to any significant extent. Consequently, the determination of whether stock constitutes preferred stock for purposes of Section 305 depends in large part upon whether the stock participates significantly in corporate growth (ignoring for this purpose any conversion right). Whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code is subject to uncertainty.

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If the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code, there may be deemed distributions to holders under Section 305, including (1) by reason of the accrual of dividends not declared in cash and (2) on account of the excess, if any, of the initial Accreted Liquidation Preference of the Exit Preferred Shares over the issue price of the Exit Preferred Shares. U.S. Holders should consult their tax advisors about the risk of deemed distributions under these rules.

In addition, the conversion rate of the Exit Preferred Shares may be subject to adjustment under certain circumstances. In such circumstances, whether or not the Exit Preferred Shares are treated as “preferred stock” under Section 305, a U.S. Holder that holds the Exit Preferred Shares may be deemed to have received a constructive distribution if the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in DHL’s assets or earnings and profits. In addition, the failure to make certain adjustments on the Exit Preferred Shares may cause a U.S. Holder of the DHL Common Shares to be deemed to have received a constructive distribution from DHL, even though the U.S. Holder has not received any cash or property as a result of such adjustments. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Exit Preferred Shares generally will not be deemed to result in a constructive distribution. If an adjustment that does not qualify as being pursuant to a bona fide reasonable adjustment formula is made, a U.S. Holder of the Exit Preferred Shares will be deemed to have received a constructive distribution from DHL, even though such U.S. Holder has not received any cash or property as a result of such adjustment.

The tax consequences of the receipt of a deemed distribution from DHL are described above under “—Dividends and Other Distributions.” Because deemed distributions received by a U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from payments of cash or other amounts payable to the U.S. Holder. The application of the rules under Section 305 to the Exit Preferred Shares is uncertain, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of the Exit Preferred Shares (other than pursuant to a redemption that does not satisfy any of the Section 302 tests or a conversion, each as described below) or DHL Common Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Exit Preferred Shares or DHL Common Shares, as applicable. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Exit Preferred Shares or DHL Common Shares, as applicable, exceeds one year on the date of such sale, exchange, or other taxable disposition. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain for foreign tax credit purposes.

A redemption of the Exit Preferred Shares by DHL for cash may be treated either as a sale of those shares by a U.S. Holder or as a distribution in respect of the equity of DHL, depending upon the circumstances at the time the Exit Preferred Shares are repurchased. Subject to the discussion below regarding accrued dividends, DHL’s redemption of the Exit Preferred Shares from a U.S. Holder will generally be treated as a sale if it (i) results in a “complete redemption” of a U.S. Holder’s interest in DHL’s equity, (ii) is a “substantially disproportionate” redemption with respect to a U.S. Holder, or (iii) is “not essentially equivalent to a dividend” with respect to a U.S. Holder, each within the meaning of Section 302(b) of the Code, as described below (the “Section 302 tests”).

•    Complete Redemption. The transaction will be a “complete redemption” of a U.S. Holder’s equity interest in DHL if either (i) the U.S. Holder owns, actually or constructively, no equity of DHL immediately after the Exit Preferred Shares are redeemed, or (ii) the U.S. Holder actually owns no equity of DHL immediately after the Exit Preferred Shares are redeemed and, with respect to any equity of DHL constructively owned by the U.S. Holder immediately after the redemption, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such equity under procedures described in Section 302(c) of the Code and applicable U.S. Treasury regulations. If you wish to satisfy the “complete

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redemption” test through waiver of attribution, you should consult your tax advisor regarding the requirements, mechanics and desirability of such a waiver.

•    Substantially Disproportionate. In order to meet the “substantially disproportionate” test, among other requirements, (i) the percentage of DHL’s voting equity (including Voting Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by a U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of DHL’s voting equity (including Voting Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by such U.S. Holder immediately before the redemption and (ii) the percentage of the common equity in DHL (voting or non-voting) actually and constructively owned by such U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of the common equity in DHL (voting or non-voting) actually and constructively owned by such U.S. Holder immediately before the redemption.

•    Not Essentially Equivalent to a Dividend. The redemption will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. Holder’s equity interest in DHL, given the particular facts and circumstances that apply to the U.S. Holder. The IRS has indicated in published guidance that the redemption of certain preferred stock by a corporation from a person who owns none of the common stock of the corporation may constitute a “meaningful reduction.” You should consult your own tax advisor regarding the application of this test to your particular circumstances.

Contemporaneous dispositions or acquisitions of the Exit Preferred Shares or other equity of DHL by a U.S. Holder or by other individuals or entities (including those related to a U.S. Holder) may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 tests have been satisfied.

If none of the Section 302 tests is satisfied, then the entire amount of cash received by a U.S. Holder pursuant to a redemption will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s remaining Exit Preferred Shares (or, potentially, DHL Common Shares), as described above under “—Dividends and Other Distributions.”

In addition, under Section 305 of the Code, it is possible that, even if one of the Section 302 tests is satisfied, a U.S. Holder may be treated as receiving constructive dividends with respect to the Exit Preferred Shares upon a redemption, as described above under “—Constructive Distributions,” to the extent of any accrued and unpaid dividends.

The treatment of a redemption of the Exit Preferred Shares is unclear and dependent on many factors personal to each U.S. Holder. You should consult your own tax advisors regarding whether the redemption of the Exit Preferred Shares will be treated as a distribution or as a sale in light of your particular circumstances.

Conversion of Exit Preferred Shares into DHL Common Shares

Subject to the discussions below regarding any cash received in lieu of a fractional DHL Common Share and any DHL Common Shares received in respect of accrued and unpaid dividends, a U.S. Holder generally will not recognize any gain or loss upon the conversion of the Exit Preferred Shares into DHL Common Shares.

Any cash received upon conversion in lieu of a fractional DHL Common Share generally will be treated as a payment in a taxable exchange for such fractional DHL Common Share, and gain or loss will be recognized on the receipt of such cash in an amount equal to the difference, if any, between the amount of such cash received and the U.S. Holder’s adjusted tax basis allocable to the fractional DHL Common Share deemed exchanged. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the converted Exit Preferred Shares for more than one year at the time of conversion. Any such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. For non-corporate taxpayers, long-term capital gains generally are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

The tax treatment of a U.S. Holder’s receipt of DHL Common Shares received upon conversion in respect of accrued and unpaid dividends that have not been declared is uncertain and depends in part on whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code. If the Exit Preferred Shares are treated as preferred stock under Section 305, any DHL Common Shares received upon conversion of the Exit Preferred Shares in respect of dividends in arrears or possibly accrued and unpaid dividends on the Exit Preferred Shares may be treated as a constructive distribution and taxed as described above under “—Dividends and other Distributions.” If the Exit Preferred Shares are not treated as preferred stock under Section 305 of the Code, although not free from doubt, the receipt of such DHL Common Shares should be treated as additional consideration received by the U.S. Holder upon conversion of the Exit Preferred Shares into DHL Common Shares.

U.S. Holders should be aware that the tax treatment described above in respect of the payments of DHL Common Shares made in respect of accrued and unpaid dividends that have not been declared is not certain and may be challenged by the IRS. To the extent of the DHL Common Shares received that are treated as a taxable dividend based on available earnings and profits at the time of conversion, as described above under “—Dividends and Other Distributions,” such DHL Common Shares will not give rise to any cash from which any applicable withholding tax could be satisfied. If an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because

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such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from the DHL Common Shares or current or subsequent payments of cash to such U.S. Holder.

Except as discussed in the last sentence of this paragraph, a U.S. Holder’s aggregate tax basis in the DHL Common Shares received upon conversion of the Exit Preferred Shares will equal the U.S. Holder’s aggregate tax basis in the converted Exit Preferred Shares. The U.S. Holder’s holding period for such shares will include the U.S. Holder’s holding period of the converted Exit Preferred Shares. DHL Common Shares received in payment of accrued and unpaid dividends that have been taxed as a dividend upon receipt, if any, will have a tax basis equal to their fair market value on the date of conversion, and a new holding period which will commence on the day after the date of conversion.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash is a passive asset for these purposes. Based on the expected composition of our and DHL’s income and assets we do not believe that we were a PFIC for the taxable year ended March 31, 2023, and we do not expect DHL will be a PFIC in the foreseeable future. However, DHL’s PFIC status is a factual determination that is made on an annual basis. Because DHL’s PFIC status for any taxable year will depend on the manner in which it operates its business, the composition of DHL’s income and assets and the value of its assets from time to time, there can be no assurance that DHL will not be a PFIC for any taxable year.

If DHL were a PFIC for any taxable year (or portion thereof) during which a U.S. Holder held Exit Preferred Shares or DHL Common Shares, gain recognized by a U.S. Holder on a sale or other disposition of the Exit Preferred Shares or the DHL Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Exit Preferred Shares or the DHL Common Shares, as applicable. The amounts allocated to the taxable year of the sale or other disposition and to any year before the issuer became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any taxable distributions received on a U.S. Holder’s Exit Preferred Shares or DHL Common Shares exceeded 125% of the average of the annual taxable distributions on those shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such taxable distributions would be subject to taxation in the same manner as gain, described immediately above. U.S. Holders should consult their tax advisors to determine the consequences in their particular circumstances if DHL were deemed to be a PFIC in any particular year.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of distributions on the Exit Preferred Shares or the DHL Common Shares and the proceeds from a sale or other disposition (including a retirement or redemption) of the Exit Preferred Shares or the DHL Common Shares. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The

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definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the Exit Preferred Shares or the DHL Common Shares. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed. U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences to U.S. Holders Who Do Not Deliver a Valid Commitment Payment Election

If we consummate the Schemes, then we will be able to exchange all outstanding Existing Notes, including those held by holders that did not deliver their Proxy or voted against the applicable Scheme. See “Risk Factors—Risks Related to the Solicitations—If we achieve the 75% Condition, we expect to propose the Schemes, and if we commence the Schemes and are successful, all outstanding Existing Notes will be exchanged.” Assuming we consummate the Schemes, the U.S. federal income tax consequences to U.S. Holders who do not deliver a valid Commitment Payment Election (including both U.S. Holders who vote for and against a Scheme with respect to a series of Existing Notes by completing and submitting the form of ballot for the applicable Scheme) will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Deliver a Valid Commitment Payment Election—Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes” and “—Tax Consequences to U.S. Holders Who Deliver a Valid Commitment Payment Election—Tax Consequences of the DL Notes Exchange and the Ownership and Disposition of the Exit Preferred Shares and DHL Common Shares,” as applicable, including any U.S. federal income tax consequences with respect to the Equity Subscription Rights, except with respect to consequences relating to a Commitment Payment.

Tax Consequences If We Effectuate the Asset Transfers and Collateral Release and Consummate the Schemes

If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Concurrent Transactions and the consummation of the Schemes, then, upon consummation of the Schemes, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes, (ii) DML, which will be the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares. See “Description of the Concurrent Transactions—Concurrent Transactions.” In that case, the U.S. federal income tax consequences to U.S. Holders of the Existing DIFL Unsecured Notes and Existing DL Notes will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Participate in the Exchange and Deliver a Valid Commitment Payment Election,” including any U.S. federal income tax consequences with respect to the Equity Subscription Rights and Commitment Payment (to the extent applicable).

Depending on the facts and circumstances of the Asset Transfer and Collateral Release and the Schemes, including the steps taken by us to effectuate such transactions and the Schemes, it is possible that the DIFL Secured Notes Exchange could be treated as a fully taxable transaction, in which case the U.S. federal income tax consequences to U.S. Holders of Existing DIFL Secured Notes will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Participate in the Exchange and Deliver a Valid Commitment Payment Election—Tax Consequences of the DIFL Notes Exchanges and the Ownership and Disposition of the New Notes—Tax Consequences of the DIFL Secured Notes Exchange—Treatment as a Fully Taxable Exchange.” U.S. Holders should consult their tax advisors to determine the U.S. federal income tax consequences of the DIFL Secured Notes Exchange based on the facts and circumstances at the time of the exchange.

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Transfer Restrictions

Bermuda Transfer Restrictions

Certain transfers of New Shares shall require the prior consent of the Bermuda Monetary Authority.

The New Shares may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act 1981, the Bermuda Investment Business Act 2003 and the Bermuda Exchange Control Act of 1972 and related regulations, each of which regulate the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. The Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of shares to and among persons who are non-residents of Bermuda for exchange control purposes on a variety of grounds. Any future issue and transfer of the New Shares will require prior approval of the Bermuda Monetary Authority, unless any purported transfer benefits from the general permission, including if such transfer:

(i)	is to a nominee or another registered holder where there is no change in beneficial ownership;

(ii)	is to or among an affiliate or affiliates of the transferor (as such term is defined under the Bermuda Companies Act); or

(iii)	is of New Shares that carry the right to exercise less than 10% of all voting rights in DHL (provided such transfer does not cause the transferee to become entitled to exercise 10% or more, or, where a holder already holds 10% or more, 50% or more of all voting rights in DHL in the aggregate).

Where a transferor purports to rely upon any of the above permissions, they are nevertheless required to notify the Bermuda Monetary Authority following any such permitted transfer.

U.S. Transfer Restrictions

The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, have not been, and will not be, registered with the SEC under the U.S. Securities Act. The DHL Common Shares to be issued pursuant to the Schemes, as well as the New Notes to be issued pursuant to the Schemes, will be issued in reliance on the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to sanction the applicable Scheme, the Bermuda Court will consider at the sanction hearing whether the terms and conditions of such Scheme are fair to holders of the applicable series of Existing Notes.

The Exit Preferred Shares and Subscription DHL Shares are being offered and sold only (i) to holders of the Existing DL Notes that certify that they are QIBs within the meaning of Rule 144A in a private transaction in reliance on Section 4(a)(2) of the U.S. Securities Act and (ii) outside the United States in offshore transactions in reliance on Regulation S to holders of the Existing DL Notes that certify that they are not “U.S. persons” within the meaning of Regulation S and are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person. Only holders of the Existing DL Notes that certify that they are (i) QIBs within the meaning of Rule 144A or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person may subscribe for the Exit Preferred Shares and Subscription DHL Common Shares by making the Subscription Election.

Each holder that delivers its Proxy with respect to the Existing DL Notes will be deemed to have acknowledged, represented to and agreed with us as follows:

1.	Each holder understands that, unless and until registered under the U.S. Securities Act, the New Shares will bear a legend to the following effect unless otherwise agreed by us and the holder thereof:

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“THIS SECURITY (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

(1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A “QIB”), OR (B) IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT;

(2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE TRUSTEE) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF SECURITIES LESS THAN $250,000, AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER, IF THE ISSUER SO REQUESTS, THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE U.S. SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND

(3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION” AND “UNITED STATES” HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE U.S. SECURITIES ACT. THE INDENTURE GOVERNING THIS SECURITY CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.”

Furthermore, each holder that makes the Subscription Election will be deemed to have acknowledged, represented to and agreed with us as follows:

1.	The Exit Preferred Shares and the Subscription DHL Common Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act. The issuance of the Exit Preferred Shares and the Subscription DHL Common Shares have not been, and will not be, registered under the U.S. Securities Act or any U.S. securities laws and they are being offered in transactions not requiring registration under the U.S. Securities Act. The Exit Preferred Shares and the Subscription DHL Common Shares may not be reoffered, resold, pledged or otherwise transferred except:

a.	to a person whom the holder reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

b.	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

c.	pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available);

d.	in accordance with another exemption from the registration requirements of the U.S. Securities Act (and based upon an opinion of counsel acceptable to us, if we so request);

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e.	to us; or

f.	pursuant to an effective registration statement under the U.S. Securities Act, and, in each case, in accordance with all applicable U.S. state securities laws.

Each holder of the Exit Preferred Shares and the Subscription DHL Common Shares will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the Exit Preferred Shares and the Subscription DHL Common Shares.

2.	It is not an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) and it is not acting on our behalf and it is either:

a.	a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the U.S. Securities Act and is aware that any sale of notes to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for the account of another qualified institutional buyer; or

b.	a person that, at the time the buy order for the securities was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the U.S. Securities Act.

3.	It is relying on the information contained in this Solicitation Statement in making its investment decision with respect to the Exit Preferred Shares and the Subscription DHL Common Shares. It acknowledges that neither we nor any person representing us have made any representation to it with respect to us or the exchange of any notes other than the information contained in this Solicitation Statement. It has had access to such financial and other information concerning us and the Exit Preferred Shares and the Subscription DHL Common Shares as it has deemed necessary in connection with its decision to deliver its Proxy, including any opportunity to ask questions of and request information from us.

4.	Either (i) the holder is not acquiring or holding the Exit Preferred Shares and the Subscription DHL Common Shares or any interest therein with the assets of (A) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, (B) a “plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (C) any entity deemed under ERISA to hold “plan assets” of any of the foregoing by reason of an employee benefit plan or plan’s investment in such entity, or (D) a governmental plan, church plan or non-U.S. plan subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the foregoing provisions of ERISA or the Code (“Similar Law”); or (ii) the acquisition and holding of the Exit Preferred Shares and the Subscription DHL Common Shares or any interest therein by the holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law, and none of us nor any of our affiliates has acted as the fiduciary of the holder in connection with the acquisition and holding of the Exit Preferred Shares and the Subscription DHL Common Shares.

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Service of Process and Enforcement of Judgments

The majority of our directors and officers reside outside the United States. Our business is based outside the United States, and a substantial portion of our assets, and all or a significant portion of the assets of our directors and officers, are located outside the United States in jurisdictions such as Ireland, Jamaica, Haiti and Trinidad and Tobago. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

Bermuda

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against DL, DHL, DML, DIHL, DIFL or their directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda Court as having jurisdiction over such entities or their directors and officers, as determined by reference to Bermuda conflict of law rules and the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud in proceedings contrary to natural justice and is not based on an error in Bermuda law. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda Court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda Court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against DL, DHL, DML, DIHL, DIFL or their directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda Court may, however, impose civil liability on DL, DHL, DML, DIHL, DIFL or their directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Bermuda Companies Act allows a Bermuda Court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and independent accountants against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and independent accountants against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Bermuda Court pursuant to Section 281 of the Bermuda Companies Act.

DL, DHL, DML, DIHL and DIFL’s bye-laws provide that they shall indemnify their officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that they shall advance funds to their officers and directors for expenses incurred in their defense on condition to repay the funds if any allegation of fraud or dishonesty is proved. DL, DHL, DML, DIHL and DIFL’s bye-laws provide that their shareholders waive all claims or rights of action that they might have, individually or in right of DL, DHL, DML, DIHL or DIFL, as applicable, against any of their directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits DL, DHL, DML, DIHL and DIFL to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not it may otherwise indemnify such officer or director.

DL, DHL, DML, DIHL and DIFL have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

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St. Lucia

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in St. Lucia under the Enforcement of Foreign Judgments Act Cap. 2.09 of the Revised Laws of St. Lucia, so as to be enforceable in St. Lucia in like manner as if it were a judgment of a St. Lucia court. The judgment will not be so registrable, because there is no reciprocity of treatment of judgments as between the United States and St. Lucia.

A final judgment made for a debt claim by a U.S. court will not be enforceable in St. Lucia unless a common law action based on the judgment is made in St. Lucia. In such a case, the cause of action must be the final judgment itself and the legal obligation imposed by that judgment and not the original cause of action recognized by the applicable U.S. court.

Ireland

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The Irish courts will not directly enforce a foreign judgment. Instead the judgment must be recognized before it can be enforced, which is done by obtaining an Irish judgment on foot of the United States judgment. The following requirements must be met before a foreign judgment will be deemed to be recognizable and enforceable in Ireland:

•	the judgment must be for a debt or definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

The Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. Irish courts have no jurisdiction to enforce directly or indirectly the penal revenue or other public laws of a foreign state. There is, therefore, some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

France

A judgment rendered by a court in the United States and ordering the payment of a sum of money based on civil liability would not be automatically enforceable in France. The reason is that there is no treaty between France and the United States providing for reciprocal enforcement of foreign judgments.

In the absence of international conventions facilitating the recognition and enforcement of judgments, foreign judgments (i.e. rendered by courts located outside the Member States of the European Union) can only be recognized and enforced by French courts, without re-examination or re-litigation of the matters adjudicated, through action for recognition (exequatur). This action must be brought before the competent French court and must evidence that the judgment satisfies several cumulative conditions, developed by French case law, which are:

•	that the judgment at issue was rendered by a court with jurisdiction over the matter;

•	that the judgment at issue is not tainted by fraud (fraude à la loi); and

•	that the judgment at issue is not contrary to French principles of public policy applicable internationally (ordre public international).

The procedure to obtain the exequatur of a foreign decision is adversarial.

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Jamaica

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Jamaica. There is no treaty between Jamaica and the United States providing for the reciprocal enforcement of foreign judgments.

To enforce a foreign judgment in Jamaica from a jurisdiction (country) with whom Jamaica has no reciprocal enforcement of judgment arrangements a suit has to be brought in Jamaica claiming the amount under the judgment as a debt where the foreign judgment would be evidence of the debt. Although no re-trial of the issues would be necessary, the suit claiming the debt based on a foreign judgment, can be defended on the grounds as discussed below and those legal issues arising on a defense would be determined by a Jamaican court.

The Jamaican court may exercise its right to refuse judgment in certain limited circumstances including if the foreign judgment was obtained by fraud, if the judgment violates Jamaican public policy and if the judgment was obtained in a manner which breached the principles of natural justice. Outside of those recognized grounds, a final and conclusive judgment of a foreign court of competent jurisdiction for a money debt is unimpeachable on the merits, whether for error of fact or law.

Haiti

A judgment based on civil liability rendered by a court in the United States would not be automatically enforceable in Haiti.

As a general rule, foreign judgments rendered by foreign courts of law are only enforceable in Haiti if there is a treaty between Haiti and the country in which the foreign judgment originates, providing for the recognition and enforcement of foreign judgments. There is currently no treaty between Haiti and the United States providing for the reciprocal recognition and enforcement of foreign court judgments. Furthermore, Haitian courts will have no jurisdiction to enforce directly or indirectly the penal or other public law of a foreign state.

A Haitian court can, however, impose civil liability on a Haitian guarantor or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Haitian law in a suit filed in Haitian court. There are limited instances under Haitian law where a piercing of the corporate veil can occur, holding directors personally liable for actions which they cause the company to take. These tend to be in the instance of egregious acts by a company’s directors or chief operating officer(s) (directeur général).

Even if a party to a US-based judgment had submitted itself to the jurisdiction of a U.S. court, enforcement of a judgment against it will not be obtained in Haiti as the exequatur will not be granted by a Haitian court. Note that the request for the exequatur has to be presented by the foreign judge through the Foreign Affairs Ministry of Haiti.

The presentation of a foreign judgment as a debt instrument (or as proof of a foreign debt) and the filing of a suit under Haitian law on that basis is also highly unlikely to succeed. Due to the rules governing the granting of an exequatur, which establishes the formal procedures for the recognition of a foreign court judgment to begin with, such recognition of the foreign court’s judgment as a debt obligation is highly unlikely. The exequatur procedures under Article 502 of the Civil Procedure Code will likely be deemed of public order, and even a contractual agreement by the local debtor recognizing any foreign judgment against it as a form a debt will very likely be deemed unenforceable as it would result in the violation of exequatur rules and procedures which maintain the public order.

It is however important to note that Haiti is party to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards. As such, and in accordance with article 975 of the Civil Procedure Code, arbitral awards, even when rendered abroad, are recognized in Haiti if this recognition is not manifestly contrary to international law and public order. The exequatur will be issued by order of the president of the civil court in whose jurisdiction the execution will be pursued.

Trinidad and Tobago

Final and conclusive judgments for the payment of a sum of money rendered by a U.S. federal or New York state court are not directly enforceable in Trinidad and Tobago by the High Court of Trinidad and Tobago. However, an action may be brought in the High Court of Trinidad and Tobago to obtain a judgment of the High Court of

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Trinidad and Tobago on a final and conclusive judgment for the payment of a sum of money rendered by a U.S. federal or New York state court. In an action brought to enforce a judgment, the High Court of Trinidad and Tobago will recognize and enforce a final and conclusive judgment rendered by a U.S. federal or New York state court under common law principles applied by such court, provided, among other conditions, that:

•	the original U.S. federal or New York state court was a court of competent jurisdiction according to the rules of conflict of laws applied by the High Court of Trinidad and Tobago (this includes where the defendant enters into an agreement to submit the dispute to the jurisdiction of the foreign courts);

•	the U.S. judgment is not impeachable on the grounds that it was obtained by fraud, that its recognition or enforcement would be contrary to Trinidad and Tobago principles of public policy, or that it was obtained in proceedings which were contrary to “natural justice,” as such term would be interpreted and applied by a Trinidad and Tobago Court;

•	the U.S. judgment is for a definite sum of money (other than a sum payable in respect of taxes or penalties) and finally and conclusively determines the rights and liabilities of the parties and has not been satisfied; and

•	the U.S. judgment was obtained as a consequence of an in personam action.

Cayman Islands

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against the New Securities Issuers or any guarantors judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the New Securities Issuers or any guarantors predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The disclosure in this section is not based on the opinion of any counsel.

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Certain Insolvency Law and Local Law Limitations

The following is an overview of certain insolvency considerations and limitations on the validity and enforceability of the New Notes, the guarantees and the security interests in the Collateral in Bermuda, St. Lucia, Jamaica, Haiti, France, Trinidad and Tobago and the Cayman Islands. The descriptions below are only a summary and do not purport to be complete or to discuss all of the considerations or limitations that may affect the validity and enforceability of the New Notes, the guarantees or the security interests in the Collateral.

Bermuda

DL, DHL, DML, DIHL and DIFL are Bermuda companies and subject to Bermuda laws. Bermuda is a self-governing overseas territory of the United Kingdom. Bermuda’s legal system is based upon the English legal system. Bermuda has its own legislature, which enacts legislation for Bermuda. In addition, certain U.K. legislation is extended to Bermuda by the U.K. legislature and is effective in Bermuda.

Where issues of common law in Bermuda have not been expressly considered by the Bermuda courts, the Bermuda courts often find assistance in the consideration of such issues in reasoned judgments of the English courts, as well as the courts of other common law jurisdictions, where appropriate. The Judicial Committee of the Privy Council sitting in London is the highest appellate court for Bermuda and decisions of that Committee are formally binding upon Bermuda courts.

Bermuda’s insolvency regime is generally premised upon the concept of pari passu distribution of assets amongst the creditors of the insolvent company. An insolvent Bermuda company may be the subject in Bermuda of liquidation proceedings. In the context of insolvency, the other proceedings that may be used in Bermuda are a scheme of arrangement or receivership, but these are not exclusive to insolvency.

There are two types of insolvent liquidations in Bermuda: voluntary and compulsory. The former is commenced by the company itself, while the latter is commenced by way of a petition presented to the Bermuda Court by the company, its creditors or shareholders upon which the court is asked to make a winding-up order. There are a number of circumstances provided for in Section 161 of the Bermuda Companies Act in which a Bermuda company may be wound up by the court, the most common of which is when the company is unable to pay its debts.

In the case of the company’s inability to pay its debts, the petition can be presented by either the company or a creditor or a shareholder of the company. For this purpose, “creditor” includes a contingent or prospective creditor. Pursuant to the Bermuda Companies Act, a company will be deemed to be unable to pay its debts if:

(a)	a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding five hundred dollars then due, has served on the company, by leaving it at the registered office of the company, a demand requiring the company to pay the sum so due and the company has for three weeks thereafter neglected to pay the sum or to secure or compound for it to the reasonable satisfaction of the creditor;

(b)	the execution or other process issued on a judgment, decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(c)	it is proved to the satisfaction of the Bermuda Court that the company is unable to pay its debts. In determining whether a company is unable to pay its debts, the court will take into account the contingent and prospective liabilities of the company.

Upon the appointment of a liquidator, the rights and duties of the directors of an insolvent Bermuda company will, subject to any order of the Bermuda Court to the contrary, cease. The liquidator is required to collect in the assets and after payment of secured creditors distribute them pari passu amongst unsecured creditors.

There are no bankruptcy treaties in force under the laws of Bermuda.

Under Bermuda law, certain transactions may be set aside or otherwise be varied or amended by order of a Bermuda Court when an insolvent Bermuda company goes into liquidation. This occurs where an impugned transaction is a fraudulent preference or a transaction that constitutes a fraud on creditors or, under certain circumstances, a floating charge.

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Section 237 of the Bermuda Companies Act provides that certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under Section 166 of the Bermuda Companies Act, in a winding-up by the court, any disposition of the property of a Bermuda company, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up shall, unless the court orders otherwise, be void.

Under Section 246 of the Bermuda Companies Act, if in the course of the winding-up of a company it appears that any business of the company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the court may declare that any persons who were knowingly parties to the carrying on of the business in such manner shall be personally responsible, without any limitation of liability, for all or any of the debts or other liability of the company as the court may direct.

Under Section 239 of the Bermuda Companies Act, a floating charge on the undertaking or property of a company created within 12 months of the commencement of the winding-up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge.

Set-off of debts is permissible upon the commencement of winding-up of an insolvent Bermuda company, but only in respect of mutual dealings subsisting at the commencement of winding-up. If there is a net balance after the set-off, such sums may be claimed in the liquidation.

In addition, under section 36C of the Conveyancing Act 1983 of Bermuda, which can apply whether or not a company has gone into liquidation, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of that disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against him; and (ii) where the person seeking to void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor or they were a person whom the Bermuda Court is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under this section.

St. Lucia

St. Lucia is a Commonwealth realm of the United Kingdom and the King of England remains the titular head of state. St. Lucia’s legal system is based upon the Civil Code of St. Lucia and common law. In addition, St. Lucia legislation must be approved by a Governor-General representing the King.

Where issues of common law in St. Lucia have not been expressly considered by the St. Lucia courts, the St. Lucia courts often resort to the decided cases of England. The Privy Council of England remains the highest court of St. Lucia. St. Lucia’s insolvency regime is based on the International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia and the Companies Act, Cap. 13.01 of the Laws of St. Lucia. The International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia requires directors and officers of any company incorporated under the International Business Companies Act, Cap. 12.14 of the Laws of St. Lucia to give immediate notice if they have reason to believe that the company will not be able to provide for the payment or discharge of all its claims, debts, liabilities and obligations in full. Once notice has been given, the Companies Act, Cap. 13.01 of the Laws of St. Lucia governs the winding-up and dissolution proceedings.

Under the Companies Act, Cap. 13.01 of the Laws of St. Lucia there are two types of insolvency: by the court and voluntary. A company may be wound up by the court if:

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(i)	the company has by special resolution resolved that the company be wound up by the court;

(ii)	the company does not commence its business within a year from its incorporation, or suspends its business for a whole year;

(iii)	the company is unable to pay its debts; or

(iv)	the court is of the opinion that it is just and equitable that the company should be wound up.

A company is deemed to be unable to pay its debts if:

(i)	a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding $5,000 then due, has served on the company, by leaving it at the registered office of the company, a demand under his or her hand or under the hand of his or her agent lawfully authorized requiring the company to pay the sum so due, and the company has for three weeks thereafter neglected to pay the sum, or to secure or compound for it to the reasonable satisfaction of the creditor;

(ii)	execution or other process issued on a judgment decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(iii)	it is proved to the satisfaction of the court that the company is unable to pay its debts as they become due.

A company is also deemed unable to pay its debts if it is proved to the satisfaction of the court that the value of the company’s assets is less than the amount of its liabilities, taking into account its contingent and prospective liabilities.

An application to the court for the winding-up of a company shall be by petition presented, subject to the provisions of the section, either by the company; a creditor, including a contingent or prospective creditor, of the company; a contributory; or the trustee in bankruptcy to, or personal representative of, a creditor or contributory.

In the event that the liquidator appointed is not the receiver attached to the court for bankruptcy purposes, then a provisional liquidator shall be appointed. In a winding-up by the court, any disposition of the property of the company, including things in action, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up, is, unless the court otherwise orders, void. Where any company is being wound up by the court, any attachment, sequestration, distress, or execution put in force against the estate or effects of the company after the commencement of the winding-up is void. An order for winding-up a company shall operate in favor of all the creditors and of all the contributories of the company. Where a company is wound up the powers of the directors cease except if otherwise ordered by the court.

Subject to the provisions of the Companies Act, Cap. 13.01 of the Laws of St. Lucia as to preferential payments, the property of a company shall, on its winding-up, be applied in satisfaction of its liabilities equally, and subject to that application, shall be distributed among the members according to their rights and interests in the company.

Under St. Lucian law, certain transactions may be set aside in the event of the insolvency of a company. Section 466 of the Companies Act, Cap. 13.01 of the Laws of St. Lucia provides that any conveyance, mortgage, delivery of goods, payment, execution, or other act relating to property which would, if made or done by or against an individual, be deemed in his or her bankruptcy a fraudulent preference, or a fraudulent conveyance, assignment, transfer, sale or disposition, shall, if made or done by or against a company, be deemed in the event of its being wound up, a fraudulent preference of its creditors, or a fraudulent conveyance, assignment, transfer, sale or disposition, as the case may be, and be invalid accordingly.

Under Article 578 of the Commercial Code of St. Lucia, every conveyance or transfer of property, or charge thereon made, every payment made, every obligation incurred, and every judicial proceeding taken or suffered by any person unable to pay his or her debts as they become due from his or her own monies, in favor of any creditor, or any person in trust for any creditor, with a view of giving such creditor a preference over the other creditors, shall if the person making, taking, paying or suffering the same is adjudged bankrupt on a petition presented within three months after the date of making, taking, paying or suffering the same, be deemed fraudulent and void as against the trustee in bankruptcy. Article 578 of the Commercial Code of St. Lucia shall not affect the right of any person making title in good faith and for valuable consideration through or under a creditor of the bankrupt.

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In accordance with the provisions of Section 466 of the Companies Act, Cap. 13.01 of the Laws of St. Lucia and Article 578 of the Commercial Code of St. Lucia, any conveyance by an insolvent company or a company deemed insolvent within three months of the conveyance will be deemed void as a fraudulent conveyance.

Jamaica

Digicel (Jamaica) Limited and Oceanic Digital Jamaica Limited are each incorporated under the laws of Jamaica and will each be a guarantor of the New DIFL Secured Notes.

Any insolvency proceedings in Jamaica by or against a guarantor incorporated under the laws of Jamaica would be based on Jamaica’s insolvency laws. These are primarily governed by the Insolvency Act, 2014. Issues of insolvency law are subject to the jurisdiction of the Supreme Court of Jamaica. Appeals are made to the Court of Appeal of Jamaica. The highest court of appeal is the Judicial Committee of the Privy Council of the United Kingdom.

A Jamaican guarantor would be considered to be insolvent when it owes at least J$300,000 (or any other amount specified for that purpose) and is unable to meet its obligations as they generally become due, has ceased paying its current obligations in the ordinary course of business as they generally become due or the aggregate of whose property is not at a fair valuation, sufficient or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all its obligations due and accruing.

The Insolvency Act, 2014 makes provision for the rehabilitation of insolvent debtors and persons facing imminent insolvency with the requisite majority approval of creditors and the approval of the court. If so approved, the creditors may appoint inspectors to oversee the administration of the approved proposal for rehabilitation.

Various automatic stays may arise which may prevent a creditor from exercising any remedies against the debtor or the debtor’s property and from commencing, or continuing any action, execution or other proceedings for the recovery of a claim that is provable in bankruptcy. The period of these stays may commence from the filing of a notice of intention to file a proposal, if applicable and last until the filing of the proposal and from the filing of the proposal until the trustee is discharged or the debtor becomes bankrupt or from bankruptcy until the discharge of the trustee. A creditor who is affected by the stay may apply to Supreme Court of Jamaica to have the stay removed in relation to that creditor on the basis that the creditor is likely to be materially prejudiced by the stay or that it is otherwise equitable for the stay to be removed. These automatic stays generally do not prevent a secured creditor who has already taken possession of secured assets for the purpose of realization or has already given the required notice of an intention to enforce their security from dealing with their security. Further, once a proposal has been filed by the debtor and before its approval by the creditors, these automatic stays generally do not operate to prevent a secured creditor from realizing or otherwise dealing with the secured creditor’s security.

Once a notice of intention to file a proposal or a proposal is filed, the Insolvency Act, 2014 also prohibits termination or amendment of any agreement with the debtor, or claims of accelerated payment under any agreement with the debtor by reason only that the debtor is, or is believed will likely become insolvent or has filed a notice of intention to file a proposal or a proposal and any provision to the contrary in any agreement is void. A party to an agreement who is so affected can however apply to the Court for this prohibition not to apply in whole or in part to such party where it can satisfy the Court that it would likely cause them significant financial hardship.

A secured creditor is required to serve notice on the debtor before exercising the creditor’s rights against personal property of the debtor.

The failure on the part of any secured creditor, including the Collateral Agent, to perfect its security interests under the debenture in accordance with local legislation in a timely manner, may affect the order of priority in any insolvency proceedings of the Jamaican guarantors.

The Jamaican guarantors may be wound up voluntarily or involuntarily. A voluntary winding up of a solvent company may be effected under the supervision of the court or outside of court. The winding up of an insolvent company may be initiated automatically, on the failure of a proposal, or voluntarily on the application of the company itself or involuntarily on the application of a creditor to the court for a receiving order where an act of bankruptcy has occurred. On the appointment of a trustee-in-bankruptcy, who must be a licensed trustee, the rights and duties of the directors of the insolvent Jamaican guarantor will cease, subject to any order of the court. The trustee-in-bankruptcy takes charge of the assets available for distribution and subject to the rights of secured

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creditors, distributes the proceeds from realization of the property of the debtor that it was permitted to deal with and dispose of during the ordinary course of its business in priority of payment: first to the costs of administration, then as to certain sums due to employees and for taxes, next to secured creditors whose security includes such property and thereafter any amounts remaining to unsecured creditors on a pari passu basis, followed by the shareholders.

Following the commencement of bankruptcy proceedings, certain transactions undertaken by a Jamaican debtor may be attacked by the trustee-in-bankruptcy and any assets or payments made pursuant to such transactions may be clawed back to the estate of the debtor and available for distribution in the bankruptcy, for example, on the basis of fraudulent preference, transactions at an undervalue, or intent to defraud.

Jamaica has adopted the UNCITRAL Model law on Cross-Border Insolvency and recognizes foreign insolvency proceedings. Automatic stays of proceedings will arise that prevents proceedings being taken against the debtor in Jamaica and suspends the debtor’s ability to transfer or dispose of property out of the ordinary course of business where the foreign proceeding is recognized as a foreign main proceeding, being one commenced in a jurisdiction that is the debtor’s center of main interest. Where the proceeding is recognized as a foreign non-main proceeding, the stay is not automatic but may be granted as one of the discretionary reliefs by the court. Where a debtor is subject to proceedings in multiple jurisdictions, or a creditor has realized recoveries in other jurisdictions, the insolvency laws in Jamaica seek to ensure the pari passu distribution of the debtor’s distributable property.

Financial Assistance

Additionally, the guarantee given by the Jamaican guarantors and the debenture supporting it will be limited by Section 184 of the Companies Act of Jamaica, which prohibits the giving of financial assistance in the form of a guarantee (a) to a shareholder, director, officer or employee of the company or affiliated company or to an associate of any such person for any purpose; or (b) to any person for the purpose of, or in connection with, a purchase of a share issued or to be issued by the Jamaican guarantors where “circumstances prejudicial” to the guarantor company exist. Pursuant to Section 184 of the Companies Act of Jamaica, “circumstances prejudicial” to a company exist when there are reasonable grounds for believing that:

(i)	the company is unable or would, after giving the financial assistance, be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the company’s assets, excluding the amount of any financial assistance (in this case the amount of the guarantee and the assets encumbered to secure the guarantee) would, after giving the financial assistance, be less than the aggregate of the company’s liabilities and stated capital of all classes.

As such, the guarantee and debenture given by the Jamaican guarantors and its obligations thereunder would be limited to such an amount that would not cause “circumstances prejudicial” to the Jamaican guarantors to exist. The contract made by a company or by a person giving financial assistance in contravention of this section, however, is not, by reason only of that contravention, rendered void or unenforceable by the company or person giving financial assistance.

Haiti

Haiti’s insolvency legislation has been completely reformed by the decree of May 11, 2021 on insolvency. As this reform is relatively recent, many questions have not yet been taken up by case law and the interpretation of certain provisions by the courts remains unclear. Nevertheless, this new law establishes three new procedures intended to intervene in the event of a company in financial distress (entreprise en difficulté).

Three main procedures can be distinguished:

i.	Conciliation proceeding which is geared towards companies that are experiencing financial difficulties but without being in a state of cessation of payment. It is a preventive measure that aims to prevent the affected company from being insolvent. Its objective is to seek an amicable agreement between the company and its main creditors and partners, in order to resolve the financial difficulties, it may encounter.

ii.	Receivership/rehabilitation proceeding (Redressement judiciaire) concerns companies which are in default of payment but whose sustainability of the activity is not immediately called into question. It is

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intended to allow the continuation of the company’s activity, the maintenance of employment and the clearance of liabilities. The main aim of this process is to prevent bankruptcy.

iii.	Judicial liquidation (Liquidation judiciaire) concerns a company in a state of insolvency and whose recovery is manifestly impossible. The procedure puts an end to the activity of the company. Company assets are then sold to allow the payment of the various creditors.

The aforementioned procedures are intended to intervene at various stages of deterioration of the financial health of a company, but each procedure has in common its effect on indebtedness and security interests of the affected company.

For example, during the conciliation proceeding, article 3212-3 of the insolvency act provides for the temporary cessation of proceedings against the debtor. As such, realization of security interests is also suspended. This period of cessation of proceedings may be extended by the President of the Court of where this procedure was brought suit. The period of cessation of proceedings is generally determined in a conciliation agreement.

There are also provisions that stay the exercise, enforcement or remedies against security interests during the receivership/rehabilitation and judicial liquidation procedures. Indeed, article 3341-1 et seq. of the insolvency act provides that the opening of a receivership or judicial liquidation proceedings suspends (i) the registration and (ii) the realization of any and all security interests. The opening of these proceedings also puts an end to the ability of initiating individual proceedings (poursuite individuelle). Creditors, in particular secured creditors, can no longer independently pursue the payment of their claims or the realization of their securities. They must act through the body of creditors (masse des créanciers), which is an entity specially constituted to defend the interests of all the creditor and not of an individual creditor.

In addition, it is important to note that in order to allow the defense of the general interest of the creditors by the general body of creditors (through a trustee specifically designated by the court in that effect), the law obliges creditors domiciled outside the national territory to declare their claims within a maximum period of 90 days from the notification they receive to this effect. Creditors who have not declared their claims will not be admitted to distributions and dividends.

Finally, in addition to the obstacle posed by the commencement of insolvency proceedings, the period that preceded the insolvency proceeding may also have an impact on the realization of security interests. Indeed, the insolvency law introduces the notion of “suspicious period” (période suspecte). This period begins from the date of cessation of payments and ends on the date of the decision to open collective proceedings (receivership/rehabilitation or judicial liquidation). During this interim period, an insolvency proceeding party’s asset transfers can be deemed null or may be voided. These restricted transfers include, but are not limited to, any gratuitous transfer of moveable assets or real property, any payment for undue debts, any settlement of debts that are due if such payments are made by means other than cash or assets belonging to the company, any mortgage or other collateral established on the insolvent party’s assets for debts that had already been previously incurred. Furthermore, any payments made against existing debts which are due, and any other obligation incurred with consideration within this window, can be annulled if the third party involved in the transaction already had knowledge of the general cessation de paiement. Consequently, the creditor holding this security interest granted in a suspicious period will lose the benefit and the rank conferred by this security interest.

In accordance with article 3720-5 of the insolvency act, creditors domiciled in another country, including those holding security interests, have the same rights as those residing in Haiti under a collective procedure opened in Haiti. In addition, article 3730-6 of this law provides that the opening of collective proceedings opened on foreign territory may allow the foreign creditor to request the President of the Court of First Instance to grant any appropriate measure for the mass of foreign creditors towards the debtor assets located in Haiti. Haitian courts can enter judgments against foreign entities that are not domiciled in Haiti. For instance, foreign based shareholders who pledge their shares held in a Haitian guarantor as security for debts incurred by such guarantor are subject to judgment in a Haitian court rendered against the foreign-based shareholders in the event of a default on the underlying secured debt, even though those shareholders are not locally domiciled.

Voluntary liquidation

Under the corporations act, there is a legal requirement for shareholders to convene an extraordinary general assembly for a decision on the continuation of commercial activities if the company in question has lost 1/4 or more of its capital (the capital social) or for a dissolution of the company. This is a voluntary process. The extraordinary

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general assembly can make a decision to appoint a liquidator who would then proceed to sale of assets for distribution to shareholders and also to make a resolution to dissolve the company.

The effect of a foreign forum selection clause

If the secured debt agreement contains forum selection clauses in US federal courts, judgments from such courts would not be recognized or enforceable in Haiti (Art. 502, Civil Procedure Code). It is here that the enforceability of the collateral may be challenging—there must first be the established proof of a default on the underlying secured debt.

Personal liability or piercing the corporate veil in the event of liquidity issues

Haiti’s Law on corporations allows some personal liability for director shareholders in the event there is an accusation of “improper management” and even fraudulent activity, or, under the Commerce Code, for any person who may have used the company’s assets for its own personal interest (disposé en fait des capitaux sociaux comme des siens propres). Under article 3361-1 of the Insolvency law, in the event of mismanagement, in a insolvency proceeding, the court may decide that the debts of the company will be borne in whole or in part by the managers who have contributed through their mismanagement to the insolvency of the company.

France

Two types of proceedings are available to distressed French companies (or foreign companies that have their center of main interests in France):

(a)	out-of-court proceedings: ad hoc proceedings (mandat ad hoc) and conciliation proceedings; and

(b)	court-monitored bankruptcy proceedings: safeguard (sauvegarde) (as well as pre-packaged safeguard proceedings), rehabilitation proceedings (redressement judiciaire) and liquidation proceedings.

The main provisions of each of these proceedings are set out below:

Ad hoc proceedings

Ad hoc proceedings are flexible, voluntary and confidential proceedings in which the president of the court appoints an agent to carry out appropriate tasks. In practice, these proceedings are used to organize informal negotiation between a company and its major creditors under the supervision of the court-agent.

Only the company’s legal representative can file a petition to the president of the court. It is usually considered that ad hoc proceedings are available to solvent companies only, but there have been some recent precedents where ad hoc proceedings were opened for insolvent companies (but for a very short period of time only). Major creditors are invited to consider debt rescheduling, cancellation and new money injection. In addition, the main shareholders can be invited to negotiate and potentially recapitalize the company. A debt-restructuring agreement accepted by some creditors cannot be imposed on other dissenting creditors, as the process is consensual and no cramdown can be imposed. In practice, majority rules provided for in the existing credit documentation (loan, bond, etc.) apply.

In addition, the opening of ad hoc proceedings does not trigger any automatic stay. However, the debtor can apply for a moratorium (for a maximum of two years) if any creditor attempts to enforce its rights while ad hoc proceedings are pending. Ipso facto provisions are deemed null and void in ad hoc proceedings: creditors are, therefore, prohibited from accelerating a loan, or terminating an ongoing contract, by the sole reason of the opening of ad hoc proceedings (or of any filing for that purpose). More generally, any contractual provision increasing the debtor’s obligations (or reducing its rights) by that sole same reason is also null and void.

If an agreement is reached between a company and its creditors, the agent’s duties end. If there is no solution to the company’s financial difficulties and it later becomes insolvent then the only option is to initiate insolvency proceedings.

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Conciliation proceedings

Conciliation proceedings are flexible, voluntary and (to a certain extent) confidential proceedings that, under the supervision of a court-appointed agent, aim at facilitating negotiations between the company and its major creditors, and reaching a workout agreement that sets out the terms and conditions for the restructuring of the existing debt (waiver, rescheduling, etc.) and, if any, new loans extended by creditors or shareholders. The court-appointed agent may be entrusted with the mission to arrange a pre-packaged sale of a business in conciliation proceedings, which sale could ultimately be implemented in safeguard, rehabilitation or liquidation proceedings.

The debtor company must face legal, economic or financial difficulties (whether actual or foreseeable) so as to benefit from conciliation proceedings. Conciliation proceedings are available to solvent or insolvent companies provided they have been insolvent for less than 45 days before the petition is filed and there has not been another conciliation proceeding in the previous three months.

Ordinary provisions state that conciliation proceedings are opened by the president of the court for a maximum period of four months, which can be extended to five months in total at the agent’s request. The exceptional provisions set out in the Government Act provide that conciliation proceedings shall be extended for a three months period as of the end of the emergency health state. The management must cooperate with the court-appointed agent and the major creditors to negotiate a solution to the company’s difficulties. The court agent does not have any management responsibilities. There are no restrictions on business activities.

Trade creditors and major shareholders can also be invited to take part in the negotiations. Social and tax authorities can be asked to consent to a debt-rescheduling plan or a cancellation of debts. As in ad hoc proceedings, a restructuring workout accepted by some creditors cannot be imposed on other dissenting creditors in conciliation proceedings (subject to the opening of accelerated safeguard or accelerated financial safeguard). Majority rules provided for in the existing finance documentation will apply.

Even though the opening of conciliation does not trigger any automatic stay, the court can force any creditor that attempts to enforce its rights while conciliation is pending to accept a two-year maximum moratorium. As in ad hoc proceedings, creditors are prohibited from accelerating a loan, or terminating an ongoing contract, by the sole reason of the opening of ad hoc proceedings (or of any filing for that purpose). More generally, any contractual provision increasing the debtor’s obligations (or reducing its rights) by that sole same reason is also null and void.

When an agreement is reached between the debtor and its creditors, the parties have two options:

(a)	the debtor can request a formal court approval of the workout agreement. This is to encourage creditors to extend new credit facilities. Indeed, new money facilities granted in the framework of a court-approved workout benefit from a statutory priority of payment should the company subsequently file for insolvency. Except where fraud has taken place, a court-approved workout agreement is also protected from the risk of being voided in the future. However, this court approval must be recorded in a full judgment accessible to the public and, therefore, subject to challenge by a third party or appeal; or

(b)	the parties can obtain a simple acknowledgment from the president of the court. This option does not involve publicity, but implies that the creditors, having granted new money facilities in the framework of such conciliation proceedings, waive their right to priority of payment and, more generally, to protection against the risk of clawback in the future.

Safeguard proceedings

Safeguard proceedings allow companies that, though still solvent, face difficulties that they cannot overcome, to be restructured at a preventive stage under the court’s supervision. Safeguard proceedings have three objectives in the following order of priority: (1) to allow the company’s business activities to be continued; (2) to preserve jobs; and (3) to repay creditors.

To open safeguard proceedings, the company must be solvent (i.e., not in cessation des paiements which refers to the situation where a company is unable to pay its debts as they fall due out of its available assets), but facing difficulties that cannot be overcome. In the Coeur Défense case, the Supreme Court held that no restriction should apply to the concept of ‘difficulty’ justifying the opening of a safeguard. In particular, to be granted the benefit of safeguard court protection, the debtor cannot be requested to characterize such difficulty as affecting its business

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activities. In that particular case, the court ruled that the necessity for the debtor to renegotiate, in the case of an event of default, the terms and conditions of a loan may constitute a difficulty allowing such debtor to petition for safeguard proceedings. If it appears that the debtor’s difficulties could be overcome, the court must invite the debtor to request the opening of conciliation proceedings before ruling on the opening of safeguard proceedings.

If the company is insolvent or becomes insolvent after the opening of safeguard proceedings (that is, the company is unable to pay its due and payable liabilities arising post-filing), the court orders the proceedings to be converted into rehabilitation or liquidation proceedings.

Safeguard proceedings begin with an observation period of up to six months to assess the company’s financial position. This period can be extended once for six months, and in exceptional circumstances, can be further extended at the public prosecutor’s request for an additional six months. Exceptional provisions set out in the Government Act provide that the observation period shall be extended for a one month-period as of the end of the health emergency state. During this period, any decision that does not fall within the scope of day-to-day management must be approved by the bankruptcy judge. The bankruptcy judge must also approve any decision to settle pending disputes.

Once safeguard proceedings have been ordered by the court, there is an automatic stay of all creditor payment actions – subject to few exceptions (and notably claims secured by a security interest conferring a retention right, claims secured by a fiduciary agreement and set-off of related claims) – against the main debtor and individuals acting as guarantors and joint debtors, but not against companies acting as guarantors or joint debtors. Hence the need, when group companies are acting as guarantors, to have all of them, as well as the main debtor, placed under court protection.

Interest for loans with a duration of one year or more, or for contracts having a deferred payment of one year or more, will continue to accrue but cannot be paid cash when due, and will be restructured as part of the safeguard plan.

The general outcome of safeguard is the approval by the court of a safeguard plan that can involve debt restructuring, recapitalization of the company, debt-for-equity swap, sale of assets and a partial sale of the business. The safeguard plan cannot include a proposal to sell the business as a whole.

For companies of a certain size (that is, companies with more than 150 employees or with an annual turnover of more than €20 million), three classes of creditors (two committees and one bondholder group) must be set up (this is optional for smaller businesses subject to court approval):

(a)	financial institutions, comprising all banking institutions, financial creditors (investment or hedge funds, etc.) that have purchased bank debt or trade claims, or creditors that have lent money to the debtor by way of a loan (this may include shareholders having granted shareholder loans);

(b)	major trade creditors (that is, trade creditors with more than 3 percent of the total trade claims); and

(c)	bondholders (gathered into one single class, regardless of the currency or applicable law of the various bond indentures).

Each member of the creditor classes must inform the court-appointed administrator of the existence of any subordination agreement, agreement restricting or conditioning its vote and agreement allowing for third-party payment of the debt. The administrator must then submit a proposal for the computation of its voting rights to the relevant class member. If there is disagreement, the concerned class member can petition the president of the court through motion proceedings. Any member of the committees (that is, financial institutions or major trade creditors, but not bondholders) can submit an alternative safeguard plan competing with the plan prepared by the debtor.

The plan is deemed approved by the classes if a two-thirds majority of the creditors (in value) in each class votes in favor of the plan. If the plan provides for a debt-equity swap (or any other operation requiring shareholder approval), shareholders must also be consulted and vote in favor of the plan at a two-thirds majority (no cramdown of shareholders is possible in safeguard). However, the majority applicable to shareholder meetings convened on first notice can be reduced by court order to a simple majority of the shareholders present or represented, provided they represent at least 50 percent of the voting shares. Social and tax authorities are not members of the classes; they are invited to negotiate and can grant a debt rescheduling or cancellation. Moreover, the committees and the general

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meeting of noteholders, if any, shall vote on the plan within six months of the date of the judgment commencing the proceedings (subject to a potential court decision to postpone this deadline, provided that such postponement may not exceed the observation period).

If classes of creditors are not set up, or if one of the classes rejected the draft plan, the plan must be negotiated on a one-to-one basis with each creditor. If the creditors consulted individually refuse to approve the draft plan prepared by the company, the court can impose a 10-year maximum term-out to dissenting creditors. However, this 10-year maximum term-out is without prejudice to any longer maturity date agreed in the original loan agreement. Consenting creditors benefit from the shorter maturity date (if any) that they would have negotiated. The court cannot impose any debt-to-equity swap or debt write-off of principal or interest claims in a term-out scenario. The yearly instalments under the term-out plan must not, after the third year following court approval of the plan, be less than 5 percent of the total admitted pre-filing liabilities, except if the contract initially provides for a longer maturity date.

Once approved by the court, the safeguard plan is enforceable against all members of the creditors’ classes (financial institutions, trade creditors and bondholders), including the dissenting minority. Upon the approval of a safeguard plan, the court appoints an agent to supervise its implementation. If the company fails to meet its obligations under the plan and becomes insolvent, the court must order the plan to be cancelled and initiate rehabilitation proceedings or, if the rescue of the company appears obviously impossible, liquidation proceedings.

Pre-packaged safeguard proceedings

Two types of pre-packaged safeguard proceedings are available: accelerated financial safeguard and accelerated safeguard. Their global purpose is to implement a quick, simple process that allows the speedy reorganization of a distressed company. Pre-packaged safeguard proceedings are opened at the debtor’s request provided the following eligibility criteria are satisfied:

(a)	the company must have either (i) had its accounts certified by a statutory auditor (commissaire aux comptes) or established by a certified public accountant (expert comptable) and meet certain thresholds (number of employees, minimum turnover or balance sheet test, consolidated accounts), or (ii) established consolidated financial statements in accordance with Article L. 233-16 of the French Commercial Code;

(b)	conciliation proceedings must be pending (direct access to pre-packaged safeguard proceedings is strictly prohibited);

(c)	the company must be solvent (from a cash flow standpoint) or, as the case may be, must have been insolvent for less than 45 days when it applied for conciliation; and

(d)	the company must have prepared a draft plan in conciliation likely to receive sufficient support from its creditors.

The opening of accelerated financial safeguard proceedings only has effects in relation to financial creditors and, as the case may be, bondholders (therefore, excluding trade creditors from the process). Financial institutions and, as the case may be, bondholders, must approve the restructuring plan at a two-thirds majority in each class. The accelerated financial safeguard process must be completed within one month, renewable once for a maximum of one month.

In accelerated safeguard proceedings, all pre-filing creditors are included in the process (including trade creditors). The class of financial institutions, the class of major trade creditors (and as the case may be, the class of bondholders) are invited to vote on the plan proposed by the company at a two-thirds majority in each class. The accelerated safeguard process must be completed within a maximum of three months from the date of the opening judgment.

If creditors refuse to approve the pre-packaged plan, the court closes the proceeding and, if the company becomes insolvent, orders the opening of rehabilitation or liquidation proceedings.

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Rehabilitation proceedings

Rehabilitation proceedings are the appropriate remedy if the company is insolvent (from a cash flow standpoint) but rescue does not appear to be impossible. Any company must file for rehabilitation (or, as the case may be, liquidation if there is no prospect for recovery) no later than 45 days from the date on which it becomes insolvent (provided that conciliation proceedings are not pending). Such rehabilitation proceedings may be also initiated by a creditor or the state prosecutor (ministère public).

The objectives of rehabilitation proceedings are the same as for safeguard proceedings. Rules applicable to the observation period, the automatic stay and classes of creditors are also the same as in safeguard (with some exceptions, notably regarding shareholder consent).

In rehabilitation proceedings, the court-appointed administrator can simply assist the management to make decisions or can be appointed to take control of the company’s management in whole or in part. Any decision that does not fall within the scope of day-to-day management must be approved by the bankruptcy judge. The bankruptcy judge must also approve any decision to settle pending disputes.

There are two main possible outcomes for rehabilitation proceedings: a rehabilitation plan, where the same principles apply as in a safeguard proceeding; and a sale plan, where unlike in safeguard, should the debtor prove unable to present a sustainable restructuring plan (as the case may be a term-out plan), the court can authorize the administrator to auction the business as a whole or in part. Creditors (except for limited exceptions, e.g., creditors benefiting from a retention right) have no say on the choice of the purchaser, which is made by the court when approving the sale plan. No credit bid is allowed (there are some precedents, but in exceptional circumstances, e.g., pure SPV with no employees and only one creditor benefiting from a security interest over the quasi-sole asset).

Liquidation proceedings

Liquidation is the appropriate remedy when the company is insolvent and its rehabilitation appears to be impossible. The aim is to liquidate a company by selling its business, as a whole or by branch of activity, or by selling its assets one by one. Liquidation is the only possible outcome when a rehabilitation is attempted without success. Creditors are, as far as possible, repaid according to their rank and privilege out of the proceeds of the sale of the company’s business or assets.

Liquidation proceedings trigger an automatic stay of proceedings against the company. All pre-filing creditors are barred from enforcing their rights to seek payment from the debtor, subject to some exceptions (the same as those applicable in safeguard and in rehabilitation). In a liquidation (unlike a safeguard or in rehabilitation), secured creditors benefiting from a pledge can also enforce their security interest through a court-monitored allocation process, that is, request the Court to be transferred ownership of the pledged assets.

Liquidation proceedings last until the liquidator finds that no more proceeds can be expected from the sale of the company’s business or assets. After two years (calculated from the judgment ordering liquidation), any creditor can request the Court to order the liquidator to wind up liquidation proceedings.

There is a simplified form of liquidation proceedings available for small businesses, which lasts for a maximum of one year.

Trinidad and Tobago

Under Section 355 of the Companies Act, Chap. 81:01 of the Laws of Trinidad a company may be wound up by the High Court if it is unable to pay its debts (as statutorily defined). A petition to wind up a company must be made by application to the High Court and may be made by any creditor, including a contingent or prospective creditor of a company. The High Court, however, will not entertain a petition by a contingent or prospective creditor until security for costs is given by the petitioner and a prima facie case for winding up has been established to the satisfaction of the High Court.

When a winding-up order has been made or a provisional liquidator appointed, no action or proceedings may commence or proceed against the company except by leave of the High Court and subject to such terms as the High Court may impose. An order for winding up operates in favor of all the creditors and all the contributories of the company as if made on a joint petition of a creditor and of a contributor. When the High Court has made a winding-

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up order or appointed a provisional liquidator, the directors are required to submit to the official receiver (in practice, usually the liquidator approved by the High Court) a sworn statement as to the affairs of the company, including its assets, liabilities, identity of creditors and any security held by them.

As soon as possible after receipt of the sworn statement of affairs, the liquidator is required to submit a preliminary report to the High Court as to the company’s share capital, assets and liabilities, as to the causes of the failure of the company and whether in his or her opinion any further inquiry is desirable. The liquidator is also required to take into his or her custody or control all the property which the company is or appears to be entitled to.

The liquidator in a winding-up is empowered to bring or defend proceedings, carry on the business, pay creditors, compromise claims and sell real and personal property. Any creditor or contributory may apply to the High Court with respect to the exercise by the liquidator of his or her powers. The liquidator is required to have regard to any directions given by the creditors or contributors by resolution in general meeting. Separate meetings of the creditors and contributors may determine whether a committee of inspection should be appointed to act with the liquidator and the composition of such committee.

The High Court may fix a time or times under which creditors are to prove their debts or claims after which they will be excluded from the benefit of any distribution before these debts are proved. In the event of the assets being insufficient to satisfy the liabilities, the High Court may make an order as to the payment out of the assets, charges and expenses of the winding-up in such order of priority as the High Court deems fit.

In the event of a liquidation under Trinidad law, the liabilities of Digicel (Trinidad & Tobago) Limited (“DT&TL”) to its unsecured creditors will be satisfied only after payment of all secured indebtedness (to the extent of the assets securing that indebtedness) and after payment of all claims entitled to priority under Trinidad insolvency law. Currently, the debts entitled to priority include:

(i)	rates, taxes, charges, assessments or impositions imposed or made by any Governmental Authority of Trinidad and Tobago under provisions of any statute of Trinidad due and payable and all contributions due and payable to the Trinidad and Tobago National Insurance Board, in each case to the extent due and payable within twelve months prior to the “relevant date” as defined in Section 435 of the Companies Act, Chap. 81:01 of the Laws of Trinidad;

(ii)	wages and salaries due and payable in respect of services rendered to the Borrower by its employees to the extent due and payable within four months prior to said “relevant date”;

(iii)	severance benefits (including termination benefits) due and payable pursuant to Section 18(6) of the Trinidad and Tobago Retrenchment and Severance Benefits Act, Chap. 88:13 of the Laws of Trinidad in an amount not to exceed two months’ wages or salary; and

(iv)	workmen’s compensation as may be due and payable in accordance with Section 435 of the Companies Act, Chap. 81:01 of the Laws of Trinidad.

In an insolvency proceeding, it is possible that creditors of DT&TL may challenge the guarantee, as a fraudulent preference, transfer or conveyance or on other grounds. We cannot assure you that a court would not determine, regardless of whether or not DT&TL was insolvent on any such date or time, that the giving of the guarantee or payments to holders of the New DIFL Secured Notes constituted such a fraudulent preference, transfer or conveyance or are ineffective, unenforceable, void or voidable on any other grounds.

The Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad came into operation by proclamation of the President on May 26, 2014. The Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad is aimed at the rehabilitation of insolvent companies and has created an alternative process to the liquidation of a debtor by facilitating the formulation and acceptance of a restructuring plan under the supervision of the High Court. An insolvent person (that is, a person who is not bankrupt but is unable to meet its obligations as they become generally due or the aggregate of whose property is not sufficient to enable payment of all its obligations due and accruing due), a receiver or a liquidator may make a proposal for a composition, an extension of time or a scheme of arrangement by filing same (or a notice of intention) with the Supervisor of Insolvency. The filing of the proposal or notice of intention creates a stay of proceedings for the recovery of a claim provable in bankruptcy and the crystallization of any lien on assets of the debtor (Section 55(1) of the Bankruptcy and Insolvency Act, Chap. 9:70 of the Laws of Trinidad) until the trustee has been discharged or the insolvent person becomes bankrupt. In addition,

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the debtor must file a cash flow statement within ten days of the commencement of the proposal process. A meeting of creditors will be held to approve the terms of the proposal.

Financial Assistance

Additionally, the guarantee given by DT&TL and the debenture supporting it will be limited by Section 56 of the Companies Act, Chap. 81:01 of the Laws of Trinidad, which prohibits the giving of financial assistance in the form of a guarantee (a) to a shareholder or an associate of such shareholder; or (b) to any person for the purpose of, or in connection with, a purchase of a share issued by DT&TL where “circumstances prejudicial” to the guarantor company exist. Pursuant to Section 56 of the Companies Act, Chap. 81:01 of the Laws of Trinidad, “circumstances prejudicial” to a company exist when there are reasonable grounds to believing that:

(i)	the company is unable or would, after giving the financial assistance, be unable to pay its liabilities as they become due; or

(ii)	at the time of grant of the guarantee, the realizable value of the company’s assets, excluding the amount of any financial assistance (in this case the amount of the guarantee) would, after giving the financial assistance, be less than the aggregate of the company’s liabilities and stated capital of all classes.

As such, the guarantee and debenture given by DT&TL and its obligations thereunder would be limited to such an amount that would not cause “circumstances prejudicial” to DT&TL to exist.

Cayman Islands

Digicel Holdings, Ltd. and Digicel Cayman Services Ltd. are Cayman Islands exempted companies and subject to the laws of the Cayman Islands. Each company will be a guarantor under the New DIFL Secured Notes.

The Cayman Islands are a British Overseas Territory. The Cayman Islands makes its own laws and has independent legal and judicial systems. The substantive law of the Cayman Islands is based on English common law.

Under the Companies Act (2023 Revision) (the “Cayman Islands Companies Act”) the Grand Court of the Cayman Islands may wind up a company incorporated under the laws of the Cayman Islands (such as the Cayman Islands guarantors) in certain circumstances and as set out in section 92 of the Cayman Islands Companies Act, and may accept and hear petitions for the winding up of such company from a creditor or contributory of such company in accordance with the Cayman Islands Companies Act. Where a company incorporated under the laws of the Cayman Islands is wound up by way of voluntary liquidation commenced in the circumstances set out in section 116 of the Cayman Islands Companies Act or is subject to a winding up order by the Grand Court of the Cayman Islands, then the provisions of the Cayman Islands Companies Act, including Cayman Islands insolvency law, would apply.

Notwithstanding that a liquidator and the Grand Court would apply Cayman Islands insolvency law to a winding up under the Cayman Islands Companies Act, foreign laws, including foreign insolvency laws, may nevertheless be relevant in any proceedings in the Cayman Islands. For example, foreign law may be relevant in a Cayman liquidation where it is the proper law of a creditor’s claim. If under foreign law the creditor’s claim has been compromised (for example, in a foreign scheme of arrangement) then the Cayman liquidator is likely to be bound by that compromise. Furthermore where a company incorporated under the laws of the Cayman Islands is also being wound up in a foreign jurisdiction, the insolvency laws of that foreign jurisdiction are likely to apply to the treatment of any of the company’s assets which are under the jurisdiction of the foreign court. The rules applicable in such a foreign (ancillary) winding up may be different to the rules applicable to the winding up in the Cayman Islands.

The rights of the secured creditors to enforce their rights under the guarantees issued by the Cayman Islands guarantors may be limited by section 86 of the Cayman Islands Companies Act which provides that a compromise or arrangement between a company and its creditors or any class of them shall, if sanctioned by the court, be binding on all the creditors or a class of creditors, as the case may be. If there are creditors who form a class, the class will be bound by the scheme if a majority representing 75% by value of the class who attended (whether in person or by proxy) and voted, approved the scheme. Cayman Islands authority provides that a class is constituted by “those

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persons whose rights are not so dissimilar as to make it impossible for them to consult together with a view to their acting in their common interest.”

The rights of the secured creditors to enforce their rights under the guarantees issued by the Cayman Islands guarantors may be limited by section 99 of the Cayman Islands Companies Act which provides:

“When a winding up order has been made, any disposition of the company’s property and any transfer of shares or alteration in the status of the company’s members made after the commencements of the winding up is, unless the Court otherwise orders, void.”

Although there is no published decision of a Cayman Islands court, English authority (which would be regarded as persuasive but not binding in the Cayman Islands) holds that a secured creditor will be permitted to enforce his security.

Section 97 of the Cayman Islands Companies Act provides:

(1)	“When a winding up order is made or a provisional liquidator is appointed no suit, action or other proceedings, including criminal proceedings, shall be proceeded with or commenced against the company except with the leave of the Court and subject to such terms as the Court may impose.

(A)	Where a winding up order is made or a provisional liquidator is appointed in respect of a company, and there are criminal proceedings pending against the company in a summary court, the Court, the Court of Appeal or the Privy Council —

(a)	the company;

(b)	a creditor of the company;

(c)	a contributory of the company; or

(d)	subject to section 94(4), the Authority, in respect of any company which is carrying on regulated business, may apply to the court in which the proceedings are pending for a stay of the proceedings and the court to which the application is made, may stay the proceedings on such terms as it thinks fit.

(2)	When a winding up order has been made, any attachment, distress or execution put in force against the estate or effects of the company after the commencement of the winding up is void.”

However, section 142(1) of the Cayman Islands Companies Act confirms that: “Notwithstanding that a winding up order has been made, a creditor who has security over the whole or part of the assets of a company is entitled to enforce his security without the leave of the court and without reference to the liquidator.”

Section 96 of the Cayman Islands Companies Act provides that a court in the Cayman Islands may at any time after the presentation of the petition for the winding up of a Company and before the making of a winding up order where proceedings are pending in the Cayman Islands courts or the Privy Council or in a foreign court restrain such proceedings accordingly on such terms as the Court thinks fit. In practice the scope and effect of the stay under section 96 is the same as section 97.

A liquidator has no statutory right to disclaim an onerous contract under Cayman Islands law. There is no reported Cayman Islands authority as to whether a liquidator would have a right under common law as applied in the Cayman Islands to disclaim onerous contracts.

A liquidator may at any time give notice to a creditor whose debt is secured that he proposes, at the expiration of 28 days from the date of the notice, to redeem the security at the value put upon it in the creditor’s proof.

On a winding up of a Cayman Islands company, the following debts are paid in priority to all unsecured debts or debts secured by a floating charge:

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(a)	any sum due by the company to an employee, whether employed in the Cayman Islands or elsewhere in respect of salaries, wages and gratuities accrued during the four months immediately preceding the commencement of the liquidation;

(b)	any sum due and payable by the company on behalf of an employee in respect of medical health insurance premiums or pension fund contributions;

(c)	any sum due in respect of severance pay and earned vacation leave where the employee’s contract has been terminated as a result of the winding up;

(d)	any compensation payable to a workman in respect of injuries incurred at work pursuant to the Workmen’s Compensation Act (1996 Revision);

(e)	certain taxes and related penalties due to the Cayman Islands government comprising customs duties, stamp duty, license fees, sums payable under the Cayman Islands Companies Act such as annual return fees, sums payable under the Tourist Accommodation (Taxation) Act (2013 Revision);

(f)	certain preferential claims in respect of severance pay and pension contributions may also rank ahead of secured creditors in limited circumstances. See section 40(2) of the Labor Law (2011 Revision) and section 65(3) of the National Pensions Act (2012 Revision);

(g)	subject to certain exceptions, depositors with a bank incorporated in the Cayman Islands which holds a Category “A” License issued under the Banks and Trust Cayman Islands Companies Act (2021 Revision) in respect of the first CI$20,000 of each of their deposits on a winding up; and

(h)	section 21 of the Workmen’s Compensation Act (1996 Revision) provides that a workman is subrogated to the company’s rights against an insurance company in respect of liabilities insured under the Workmen’s Compensation Act (1996 Revision), and that those rights of subrogation are preferential debts.

Section 145 of the Cayman Islands Companies Act provides that any disposition of a Cayman Islands company’s property is invalid as a voidable preference if the Company is insolvent at the time of such disposition and the company commences winding up within 6 months of such disposition and such disposition is made, incurred, taken or suffered by the company in favor of a creditor with a view to giving that creditor a preference over the other creditors of the company.

Section 146 of the Cayman Islands Companies Act provides that every disposition of property made with intent to defraud and at an undervalue shall be voidable at the instance of the official liquidator, subject to a limitation period of 6 years after the date of the relevant disposition.

If, in the course of the winding up of a company, it appears that any business of the company has been carried on with intent to defraud the creditors of either the company or any other person or for any fraudulent purpose the liquidator may apply to court for a declaration. The court may declare that any persons who were knowingly parties to the carrying on of the business in such manner are liable to make such contributions to the company’s assets as the court may direct.

The directors of a Cayman Islands company are under a duty to act bona fide in the interests of such company in determining whether or not to authorize the execution of a document which grants a guarantee in favor of the secured parties with respect to the obligations of its parent under such document, and the directors would need to determine that entering into any such guarantee was for the corporate benefit of the company. In circumstances where the directors exercise their discretion in breach of such duty to the company, it is possible that the guarantee granted by a Cayman Islands guarantor to the secured creditors may be ineffective as against a liquidator or creditor of such company. If a secured creditor receives assets of the Company with actual or constructive knowledge of a breach by the directors of their fiduciary duties, such secured creditor may be held to be a constructive trustee of such assets.

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Incorporation of Certain Documents by Reference

The Company is not subject to the reporting requirements of the U.S. Exchange Act, as amended. However, it provides annual and quarterly financial statements to the Existing Notes Trustee and posts such reports to a secured website and makes them available to holders upon request.

Rather than include some of the information included in the Company’s annual and quarterly reports, as well as certain other relevant information, we are incorporating this information by reference, which means that we are disclosing important information to you by referring you to another document posted on the Company’s Intralinks website. The following documents contain important information about the Company and we incorporate them herein by reference:

•	Annual financial statements and corresponding narrative of the Company as of and for the years ended March 31, 2023 and 2022, posted on the Company’s Intralinks website and

•	The Restructuring Support Agreement, posted on the Company’s Intralinks website on June 27, 2023.

We also incorporate by reference any financial statements and corresponding narratives of the Company, as well as any amendments to the Restructuring Support Agreement posted on the Company’s Intralinks website on or after the date of this Solicitation Statement and prior to the Commitment Payment Election Deadline.

Any statement contained in a document incorporated by reference into this Solicitation Statement shall be considered to be modified or superseded for purposes of this Solicitation Statement to the extent that a statement contained in this Solicitation Statement or in any subsequently posted document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this Solicitation Statement.

You can obtain the documents incorporated by reference into this Solicitation Statement from www.intralinks.com.

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Legal Matters

Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York as to matters of New York and United States law, and by Conyers Dill & Pearman Limited, Hamilton, Bermuda, our special Bermuda counsel, as to matters of Bermuda law.

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Independent Accountants

The consolidated financial statements of Digicel International Finance Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this Solicitation Statement have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

The consolidated financial statements of Digicel Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this Solicitation Statement have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

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Annex I—Description of the New DIFL Secured Notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of the New DIFL Secured Notes,” the word “Holdings” refers only to Digicel Intermediate Holdings Limited, and not to any of its Subsidiaries, the word “Company” refers to Digicel International Finance Limited, Holdings’ only direct Subsidiary, through which it owns all of its other assets, and not to any of its Subsidiaries, and the word “Issuers” refers to Holdings and the Company, which will be the co-issuers of the Notes and jointly and severally obligated thereon. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuers will issue, and the Guarantors (as defined below) will guarantee, the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) among the Issuers, the Guarantors, and Wilmington Savings Fund Society, FSB, as trustee for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is required to be and will be qualified under the Trust Indenture Act of 1939, and will include certain provisions as required in connection therewith, as determined by the Trustee.

The following description is a summary of the material terms of the Indenture and the Collateral Documents. It does not, however, purport to restate, and is qualified in its entirety by reference to, the provisions of the Indenture and the other Notes Documents, and, where reference is made to particular provisions of the Indenture and Collateral Documents, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes, the Indenture and the Collateral Documents, as applicable. You should read the Indenture and the Collateral Documents because they contain additional information and because such documents and not this description defines your rights as a holder of the Notes. Copies of the proposed forms of the Indenture and the Collateral Documents may be requested from the Issuers at the address indicated under “Description of the Company” in the Proxy Statement.

Brief Description of the Notes

The Notes and the Issuers’ Notes Obligations will:

(a)	be the Issuers’ general secured obligations, secured by a first-priority Lien on the Collateral (subject to Permitted Liens (as defined below));

(b)	mature on May 25, 2027;

(c)	bear interest payable in cash and in kind, as described in “Principal, Maturity and Interest” below; and

(d)	be guaranteed on a senior secured basis by the Guarantors.

The Indenture will require Holdings and each of its Subsidiaries to be subject to, and comply with, each of the restrictive covenants in the Indenture, including as described below under “Certain Covenants” below.

Guarantees

Guarantors

The Issuers’ obligations under the Notes and the Indenture will be jointly and severally Guaranteed by, without duplication, (a) on the Issue Date and at all times thereafter, each of the Company’s Subsidiaries that are obligors or guarantors under the Senior Credit Facility, (b) on the Issue Date and until such time (if any) as any such Guarantor is released in accordance with the Indenture, each of Digicel BVI Ltd., Fibre Investments Ltd, Caribbean Cable Communications, and (subject to further legal, tax and regulatory diligence) Digicel Turks & Caicos Holdings Ltd, and (c) at any time and from time to time, (i) each other Subsidiary of the Company acquired or formed after the Issue Date (except any Excluded Subsidiary), and (ii) each other Subsidiary of the Company, if such Subsidiary guarantees the Company’s obligations under the Senior Credit Facility or any other Pari Passu Debt at such time (the Persons described is clauses (a) through (c), collectively, the “Guarantors”). As a result of exemptions that will be contained in the Indenture relating to Excluded Subsidiaries, not all of the Company’s Subsidiaries will Guarantee the Notes.

On each date later than 90 days after the Issue Date on which Financial Reports (i) for the fiscal quarter ending September 30 are required to be delivered pursuant to paragraph (b) of the covenant described under the heading “Certain Covenants—Reports,” and (ii) for the fiscal year ending March 31 are required to be delivered pursuant to paragraph (a) thereof, the Issuer shall deliver to the Trustee and the Collateral Agent an Officer’s Certificate demonstrating compliance with the Collateral and Guarantee Requirement as of such date.

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Guarantee Obligations

In the event of a bankruptcy, liquidation or reorganization of any Subsidiary that is not a Guarantor, such non-Guarantor Subsidiary will pay the holders of its debts and its trade creditors before it is able to distribute any of its assets to the Company.

As of March 31, 2023, on a non-consolidated basis and excluding intercompany balances, the Company’s non-Guarantor Subsidiaries had an aggregate of $186.8 million of liabilities. The Notes and the Guarantees will be structurally subordinated to all liabilities of the Company’s non-Guarantor Subsidiaries.

If any Subsidiary of Holdings provides a Guarantee of any Debt of the Issuers or a Guarantor under the Senior Credit Facility, or any other Pari Passu Debt or other Funded Debt of the Issuers or a Guarantor, then, in each case, such Subsidiary will promptly execute a supplemental indenture pursuant to which it will Guarantee, on a senior secured basis, and on an equal and ratable basis with the guarantee of such other Debt, the Issuers’ obligations under the Notes and the Indenture. Notwithstanding the foregoing, no Subsidiary shall be required to Guarantee the Notes if any such Guarantee shall be illegal or unenforceable under relevant law (after taking into account the limitations set forth in the next succeeding paragraph), as determined in good faith by the Issuers with notice of such determination to the Collateral Agent.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance under applicable law. In addition, the obligations of any Guarantor may be limited as necessary or appropriate to (1) comply with applicable law, (2) avoid any general legal limitations such as general statutory limitations, financial assistance, corporate benefit, “thin capitalization” rules, retention of title claims or similar matters, or (3) avoid a conflict with the fiduciary duties of such company’s directors, contravention of any legal prohibition or regulatory condition, or the material risk of personal or criminal liability for any officers or directors (in each case, as determined in good faith by the Company, with notice of such determination to the Collateral Agent), in each case, so long as such limitations also apply to the same extent and in the same manner to the obligations of such Person under its guarantee of the Senior Credit Facility or any other Pari Passu Debt. Such limitations could be significant.

Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to contribution from any other Guarantor.

All of the Guarantees will be released upon the exercise by the Issuers of their legal defeasance option or covenant defeasance option under the Indenture, the terms and conditions of which are described in “—Legal Defeasance or Covenant Defeasance of Indenture”, or upon the satisfaction and discharge of the Issuers’ obligations under the Indenture in accordance with its terms.

Ranking of the Notes and the Guarantees

The Notes

The Notes and the Issuers’ Notes Obligations will:

(a)	be general, senior secured obligations of the Issuers;

(b)	rank equally and pari passu in right of payment with any and all of the Issuers’ existing and future unsubordinated Debt (including Debt under the Senior Credit Facility);

(c)	be secured, on an equal and ratable basis with any other First Priority Obligations of the Issuers (including the Senior Credit Facility Obligations), and by Liens on the Collateral having “first-priority” over, and ranking senior to, all other Liens on the Collateral (subject to Permitted Liens);

(d)	be effectively senior to any and all of the Issuers’ existing and future Debt that is subordinated in right of payment;

(e)	be effectively senior to any and all of the Issuers’ existing and future Debt that is unsecured or secured by junior Liens, in each case, to the extent of the value of the Collateral;

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(f)	be structurally senior to all existing and future Debt of any direct or indirect parent of the Issuers (including the New Take-Back Notes); and

(g)	be structurally subordinated to (x) the liability of any of the Issuers’ Subsidiaries that do not guarantee the Notes, to the extent of the value of such Subsidiaries’ assets, and (y) any of the Issuers’ Debt that is secured by assets that are not Collateral, to the extent of the value of such assets.

The Guarantees

Each Guarantee and each Guarantor’s Notes Obligations will:

(a)    be a general, senior secured obligation of each Guarantor;

(b)    rank equally and pari passu in right of payment with any and all of such Guarantor’s existing and future unsubordinated Debt (including Debt under the Senior Credit Facility);

(c)    be secured, on an equal and ratable basis with any other First Priority Obligations of each Guarantor (including each Guarantor’s Senior Credit Facility Obligations), and by Liens on the Collateral having “first-priority” over, and ranking senior to, all other Liens on the Collateral (subject to Permitted Liens);

(d)    be senior to any and all of such Guarantor’s existing and future Debt that is subordinated in right of payment;

(e)    be effectively senior to any and all of such Guarantor’s existing and future Debt that is unsecured or secured by junior Liens, in each case, to the extent of the value of the Collateral;

(f)     be structurally senior to all existing and future Debt of any direct or indirect parent of Holdings (including the New Take-Back Notes); and

(g)    be structurally subordinated to (x) the liability of such Guarantor’s Subsidiaries that do not guarantee the Notes, to the extent of the value of such Subsidiaries’ assets, and (y) any of such Guarantor’s Debt that is secured by assets that are not Collateral, to the extent of the value of such assets.

Although the Indenture will contain limitations on the amount of additional Debt that the Issuers and their Subsidiaries may incur, the amount of such additional Debt could be substantial.

Security

General

The Issuers’ and Guarantors’ Notes Obligations will be secured by first-priority Liens (subject to Permitted Liens) on all property and assets of the Issuers and Guarantors (whether now existing, or hereafter arising or acquired, and whether tangible, intangible, real, personal, or mixed), other than any property and assets constituting Excluded Assets (the foregoing, collectively, the “Collateral”). For the avoidance of doubt, Collateral shall include the following property and assets, in each case, without duplication, and except to the extent that any such item of property or asset itself constitutes an Excluded Asset:

(a) (i) 100% of the Capital Stock in the Company and each Guarantor (other than Holdings), and (ii) all Capital Stock owned by any Issuer or Guarantor (including Capital Stock of each of their respective direct Wholly-Owned or non-Wholly-Owned Subsidiaries); and

(b) substantially all of the other property and assets of the Issuers and Guarantors (including, subject to certain exceptions and thresholds, fee-owned real property and tangible and intangible personal property such as, among other assets, intellectual property, investment property, accounts receivable, inventory, equipment and contract rights), including all property and assets that secure the Senior Credit Facility Obligations.

The Notes Documents will require the Issuers and Guarantors to take such actions as are necessary or appropriate to properly create and perfect the first-priority Liens on Collateral securing the Notes Obligations, subject to certain limitations set forth below, in the Collateral Documents or existing pursuant to the “Agreed Security Principles” to be set forth in the Indenture on the Issue Date, which shall be customary in the context of a non-US financing, and substantially consistent with the “Agreed Security Principles” under the Senior Credit Facility as of the Issue Date.

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Excluded Assets

The following property owned by the Issuers and the Guarantors (collectively, the “Grantors”) will constitute “Excluded Assets” and will be excluded from the Collateral pursuant to the Indenture and the Collateral Documents:

(a)   any asset or property (including any telecommunication or spectrum license), if the grant or perfection of a Lien thereon (i) is prohibited or restricted by any applicable law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation, (ii) would require any governmental or regulatory consent, permit, franchise, charter, approval, license or authorization that has not been obtained as of the applicable time (there being no requirement under the Indenture or any Collateral Document to obtain any such consent, approval, license or authorization), (iii) would result in material adverse tax consequences to any Grantor or any of its subsidiaries or Parent Companies, as determined by Holdings in good faith, (iv) would constitute a violation of a restriction or prohibition existing for the benefit of a third party (except a Grantor or affiliate thereof) contained in, or would result in a breach or default by any Grantor under, or any termination (or right of termination in favor of a third party (except a Grantor or affiliate thereof)) (including pursuant to a “change of control” or similar provision) of, any lease, license, permit, contract, or other legal agreement or instrument among a Grantor and any other Person (except a Grantor or affiliate thereof), so long as the applicable agreement or instrument (A) was effective prior to the Issue Date (or, if later, as of the time such Grantor acquired the applicable asset), or (B) was entered into in good faith and for legitimate business purposes, and was not entered into (x) in contemplation of, or in connection with, the issuance of the Notes, or (y) to circumvent any requirements under the Notes Documents, as the case may be, (v) solely in respect of any intellectual property, would result in the abandonment, invalidation or unenforceability thereof under applicable law, or (vi) would permit any Person (other than any Grantor or affiliate thereof) to amend any rights, benefits and/or obligations of the relevant Grantor in respect of the relevant asset, or permit such Person to require any Grantor or any Subsidiary of Holdings to take any action materially adverse to the interests of any Grantor or such Subsidiary; provided, however, that (x) any property or asset described in any of the foregoing clauses will only constitute an Excluded Asset to the extent that the applicable violation, default, breach, or termination (or right of termination), or right to amend or require other actions, as the case may be, would not be rendered ineffective pursuant to the anti-assignment provisions of the UCC or any other applicable requirement of law, statute or regulation of any relevant jurisdiction; and (y) any such asset shall cease to constitute an Excluded Asset automatically upon, and immediately as of, such time as the condition causing such violation, default, breach, or termination (or right of termination) or right to amend or require other actions no longer exists, and, to the extent severable, the security interest granted under the applicable Collateral Document shall attach immediately to any portion of such general intangible or other right that does not result in any of the consequences specified in any of the clauses above;

(b)   any Capital Stock in (i) any captive insurance Subsidiary, broker-dealer Subsidiary, not-for-profit Subsidiary, or special purpose entity that is an Excluded Subsidiary and is used for any Permitted Receivables Financing or other transaction permitted by the Indenture (but solely if, and to the extent that, a pledge of such Capital Stock is not permitted by such Permitted Receivables Financing or other transaction), or (ii) any other Excluded Subsidiary, if, but only to the extent that, and only for so long as, the pledge of such Capital Stock (x) is prohibited or restricted by any law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation binding on such Subsidiary, or pursuant to any organizational document of such Subsidiary, or any joint venture agreement relating thereto with an unaffiliated third party that was not established to avoid or circumvent any obligations with respect to the Notes (and, in the case of any Person that would be an Excluded Subsidiary pursuant to this clause on the Issue Date, so long as such restriction in such joint venture agreement is on the same substantive terms as in effect on the Issue Date), or (y) would require any consent, approval, license or authorization under any law, rule, or regulation, or pursuant to any organizational document or Joint Venture agreement described in clause (x) (except from any Grantor or any affiliate thereof) that has not been obtained as of the applicable time (it being understood that, in the case of any consent, approval, license or authorization required from any third party under any organizational document or joint venture agreement, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent),

(c)   any intent-to-use (or similar) trademark application prior to the filing of a “Statement of Use,” “Amendment to Allege Use” or similar filing with respect thereto, but only to the extent, if any, that, and solely during the period, in which, if any, the grant of a security interest therein may impair the validity or enforceability, or result in the voiding of, such intent-to-use trademark application or any registration issuing therefrom under applicable law,

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(d)   (i) any leasehold interest, except to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles), and (ii) any real property or real property interest that is not a Material Real Estate Asset,

(e)   any margin stock,

(f)   any telecommunications or spectrum license (unless the pledge thereof to secure third party Debt is not prohibited by the terms thereof (or such prohibition is unenforceable)),

(g)   all withholding or payroll accounts, employee benefits accounts, zero balance accounts, de minimis accounts or other accounts (as defined in the applicable security agreement) used exclusively for taxes or fiduciary or trust purposes, and all money in these accounts,

(h)  any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles)) and without the requirement to list any VIN, serial or similar number,

(i)   any governmental or regulatory license or state or local franchise, charter, consent, permit or authorization, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited or restricted thereby or by applicable requirements of law; provided, however, that any such asset will only constitute an Excluded Asset under this clause if, and only to the extent that, such prohibition or restriction or requirement of law would not be rendered ineffective pursuant to applicable anti-assignment provisions of the UCC of any relevant jurisdiction or other applicable law,

(j)   receivables and related assets (or interests therein) pledged, transferred or sold in connection with any Permitted Receivables Disposition or Permitted Receivables Financing, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited by such Permitted Receivables Financing or Permitted Receivables Disposition,

(k)  any asset with respect to which the relevant Grantor has reasonably and in good faith determined (and the Company will provide written notice to the Collateral Agent of such determination) that the cost, burden, difficulty or consequence (including any effect on the ability of the relevant Grantor to conduct its operations and business in the ordinary course of business) of granting or perfecting a security interest therein materially outweighs the benefit of a security interest to the noteholders afforded thereby (provided that the same determination is made in respect of the Senior Credit Facility), and

(l)  any other asset that is permitted (or deemed) to constitute an “Excluded Asset” pursuant to the Agreed Security Principles,

provided, that, notwithstanding any of the foregoing, (A) proceeds, products, substitutions and replacements of any property or assets referred to in the clauses above shall not be Excluded Assets at any time unless such proceeds, products, substitutions and replacements otherwise constitute Excluded Assets, (B) no property or assets that secure, are purported to secure, or that are required to secure the Senior Credit Facility, any other Pari Passu Debt, or any other Funded Debt of any Issuer or Guarantor at any time shall be Excluded Assets, and (C) no property or assets that secured the 2024 SSNs, or that constitute Existing Senior Credit Facility Collateral, or that were not Excluded Assets under the 2024 SSNs or the Existing Senior Credit Facility, in each case, as of the Issue Date, shall constitute or be treated as an Excluded Asset as of the Issue Date.

In addition, the Agreed Security Principles may provide that:

(a)    springing account control agreements (or similar agreements) will only be required to be entered into to perfect Liens on Collateral in the form of Cash and Cash Equivalents if the Issuers determine, with notice of such determination to the Collateral Agent, that (i) the cost or burden thereof does not materially outweigh the benefit thereof to the holders of the Notes, (ii) no material impediment to the business or operations of the applicable Grantor would occur as a result of any such springing control agreements (or similar agreements) or taking any such perfection steps, and (iii) such perfection steps are customary in the particular jurisdiction (as determined upon consultation with applicable local counsel); and

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(b)    perfection of liens on any letter-of-credit right, or any motor vehicle, airplane or other asset subject to a certificate of title, shall not require any steps other than the filing of a UCC-1 financing statement (or equivalent customary similar filing in the applicable jurisdiction).

The above described limitations, the other limitations in the Collateral Documents, and any other limitations pursuant to the Agreed Security Principles, could significantly impact the amounts recoverable upon the exercise of remedies with respect to such Collateral.

Creation and Perfection of Liens

On the Issue Date, Wilmington Savings Fund Society, FSB will be appointed by the Trustee, the holders of the Notes, and the lenders under the Senior Credit Facility to act as collateral agent for secured parties under the Notes and the Senior Credit Facility (the “Collateral Agent”).

The Liens on the Collateral (including Existing Senior Credit Facility Collateral (as defined below)) securing the Notes Obligations will be created and perfected pursuant to (i) new Collateral Documents entered into on (or, to the extent permitted by the Indenture or Agreed Security Principles, after) the Issue Date, and/or (ii) collateral documents entered into prior to the Issue Date in connection with the Senior Credit Facility, which shall be amended and/or amended and restated on (or, to the extent permitted by the Indenture or Agreed Security Principles, after) the Issue Date in a manner and form satisfactory to the Collateral Agent to cause the property and assets pledged and/or perfected pursuant to such documents to be pledged as Collateral to secure the Notes Obligations as required by the Indenture.

Existing Senior Credit Facility Guarantees and Collateral

On the Issue Date, the Collateral securing the Notes Obligations will include, in addition to certain other then-existing property and assets that is required to be Collateral pursuant to the definition thereof, all property and assets subject to a Lien securing the Senior Credit Facility Obligations that was granted or came into existence at any time prior to the Issue Date (the “Existing Senior Credit Facility Collateral”), and the secured parties under the Notes and the Senior Credit Facility shall have equal and ratable rights to, and interests in, such Existing Senior Credit Facility Collateral, subject to the First Lien Intercreditor Agreement. However, the Senior Credit Facility and the collateral and guarantee requirements applicable thereunder (including the “Collateral And Guarantee Requirements” referred to therein), as in effect on the date hereof and immediately prior to the Issue Date, (1) only require a guarantee from Persons, and only requires a pledge of property and assets of Persons, representing as of the relevant time (i) 75% of Consolidated Adjusted EBITDA (as defined in, and calculated on the basis set forth in, the Senior Credit Facility as in effect on the date hereof) of the Company and its Subsidiaries, and (ii) 80% of the Consolidated Total Assets (as defined in, and calculated on the basis set forth in, the Senior Credit Facility as in effect on the date hereof) of the Company and its Subsidiaries, and (2) exempt certain Subsidiaries from the requirement to guarantee the Senior Credit Facility, and exclude certain assets from the collateral required to be pledged to secure the Senior Credit Facility on grounds and in circumstances that may not exist or apply pursuant to the guarantor and collateral requirements under the Indenture described herein.

As a result of the collateral and guarantee requirements applicable under the Senior Credit Facility as of the date hereof (including the limitations, exemptions and exclusions thereunder), the Existing Senior Credit Facility Collateral does not include all property and assets that are required to be Collateral pursuant to the terms described herein and in the Indenture, and such property and assets will be required to be pledged on the Issue Date (or thereafter) to secure the Notes Obligations and Senior Credit Facility Obligations on an equal and ratable first-lien basis, pursuant to collateral documents that will be entered into as of such applicable time. In addition, it is contemplated that the Senior Credit Facility will be amended and/or amended or restated as of the Issue Date to cause the collateral and guarantee requirements applicable under the Senior Credit Facility to be consistent with the collateral and guarantee requirements under the Indenture and the other Notes Documents.

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The Liens on Existing Senior Credit Facility Collateral securing the Senior Credit Facility Obligations were created and perfected pursuant to collateral documents entered into in respect of the Senior Credit Facility prior to the Issue Date, and, as such, those Liens will already exist as of the time that the Notes are issued, and will predate the Collateral Documents entered into with respect to such assets. As a result of certain laws applicable to the creation and priority of collateral in certain of the jurisdictions in which the Collateral is pledged (including certain laws that grant priority to liens on the basis of the time and order of their creation and/or perfection, as the case may), the Liens on Existing Senior Credit Facility Collateral created and perfected to secure the Notes Obligations may, in certain cases, as a matter of law in the applicable jurisdiction, have second or junior priority relative to the Liens on such Existing Senior Credit Facility Collateral securing the Senior Credit Facility. Therefore, in order to provide for the Liens securing the Notes Obligations to be secured by Collateral on the basis required hereby (i.e., to rank equally and ratably with, and on a pari passu basis with, Liens securing the Senior Credit Facility Obligations, and to have “first-priority” status relative to all other Liens) subject only to Permitted Liens, the Trustee, the Collateral Agent and Wilmington Savings Fund Society, FSB, as administrative agent, collateral agent and representative for lenders under the Senior Credit Facility (in such capacities, the “Administrative Agent”), will enter into the First Lien Intercreditor Agreement, the terms and conditions of which are described in “—Intercreditor Agreement”. The status, ranking and priority of the Liens securing the Notes Obligations contemplated by the Indenture (as compared to the Senior Credit Facility) will therefore require, and be dependent on, the entry into the First Lien Intercreditor Agreement on the Issue Date, and the recognition of such document by each applicable jurisdiction as legally valid, binding and enforceable in such jurisdiction. Such recognition and status cannot be guaranteed in certain jurisdictions where the Issuers and Guarantors are incorporated, organized, or have their center of main interest (including Bermuda, St. Lucia, Haiti and Jamaica).

As set out in more detail below, subject to certain exceptions, upon an enforcement event, insolvency or liquidation proceeding, proceeds from the Shared Collateral will be applied to satisfy any then-outstanding obligations under the Notes, the Senior Credit Facility and any other Pari Passu Debt that may be issued in the future is subject to the First Lien Intercreditor Agreement. In addition, the Indenture may permit the existence of additional Liens, including Liens that rank on a parity with, or (except in the case of any Liens on Funded Debt) senior to the Liens securing the Notes and the Guarantees, under specified circumstances.

To the extent that Liens (including Permitted Liens), rights or easements granted to third parties encumber assets located on property owned by the Issuers or the Guarantors, including the Collateral, such third parties may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Collateral Agent, the Trustee or the holders of the Notes to realize or foreclose on Collateral.

Pursuant to the Collateral Documents, the Collateral Agent will, subject to the First Lien Intercreditor Agreement (as defined below) and any Market Intercreditor Agreement, have a right to foreclose on and exercise other remedies with respect to Collateral available in the applicable jurisdiction only upon the acceleration (or deemed acceleration) of the obligations under the Senior Credit Facility, the obligations under the Notes or any other Series of First Lien Obligations.

Certain Bankruptcy and Insolvency Limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default (as described below under “Events of Default”) would be significantly impaired by, or at a minimum delayed by, U.S. bankruptcy law in the event that a U.S. bankruptcy, insolvency or other restructuring case were to be commenced by or against an Issuer or any Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral (and under certain circumstances even after). Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing or taking control of its security from the debtor in the subject case, or from disposing of security without prior court approval (which may not be given or could be materially delayed under the circumstances).

In view of the broad equitable powers of a bankruptcy court and the lack of a precise definition of the term “adequate protection” under the Bankruptcy Code, it is impossible to predict whether or when payments under the Notes could be made following the commencement of a bankruptcy, insolvency or other restructuring case (or the length of any delay in making such payments), whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral.

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Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes and other pari passu secured obligations, the holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured “deficiency” claims with respect to any such shortfall. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs, expenses and fees, attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of such creditor’s interest in the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral (i.e., to the extent such creditor is over secured).

In addition, it is possible that a bankruptcy or insolvency proceeding could be brought in other jurisdictions, such as Bermuda, St. Lucia, Antigua and Barbuda, Aruba, Barbados, Bonaire, British Virgin Islands, the Cayman Islands, Curaçao, El Salvador, France, Haiti, Jamaica, Luxembourg and Trinidad and Tobago. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions, in the jurisdiction of organization of any future Guarantor of the Notes or in another jurisdiction such as the United States. The rights of holders under the Notes and the Guarantees and Collateral Documents may thus be subject to the laws of several jurisdictions, and holders may not be able to effectively enforce their rights in multiple bankruptcy, insolvency or other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights.

Release of Liens

The Collateral Documents, the First Lien Intercreditor Agreement and the Indenture will provide that the first priority Liens securing the Guarantee of any Guarantor will be automatically released when such Guarantor’s Guarantee is released in accordance with the terms of the Indenture, and the Indenture will provide that no such release of a Guarantor’s Guarantee shall be permitted unless Holdings has delivered to the Trustee a certificate confirming that such release is permitted by the Indenture and that such release would not result in a Default.

In addition, the first priority Liens securing the Notes will be released

(a)	in whole, upon a legal defeasance or a covenant defeasance of the Notes as set forth below under “Legal Defeasance or Covenant Defeasance of the Indenture;”

(b)	in whole, upon satisfaction and discharge of the Indenture;

(c)	in whole, upon payment in full in cash of principal, interest and all other obligations on the Notes issued under the Indenture in accordance with the terms of the Indenture;

(d)	in whole or in part, with the consent of the requisite holders of the Notes in accordance with the provisions under “Amendments, Supplements and Waivers,” including consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes; and

(e)	in part, as to any asset (A)(I) constituting Collateral that is sold or otherwise Disposed of by an Issuer or any of the Guarantors to any Person that is not an Issuer or a Guarantor in a transaction permitted by the Indenture (to the extent of the interest sold or Disposed of), or (II) constituting Shared Collateral, in connection with the taking of an enforcement action by the Collateral Agent on the instructions of the Applicable Authorized Representative (as defined in the First Lien Intercreditor Agreement, or any comparable term used therein) in respect of any first priority Lien obligations in accordance with the First Lien Intercreditor Agreement, (B) that is held by a Guarantor that ceases to be a Guarantor in accordance with the Indenture, (C) that becomes an Excluded Asset pursuant to a transaction or under circumstances not prohibited by the Indenture, or (D) that is otherwise released in accordance with, and as expressly provided for by the terms of, the Indenture, the First Lien Intercreditor Agreement and the Collateral Documents; provided that in the case of clause (e)(A)(II), the proceeds of such Shared Collateral shall be applied in accordance with the First Lien Intercreditor Agreement; provided, further, to the extent the Senior Credit Facility is outstanding, that no asset shall be released pursuant to any of the foregoing provisions unless such asset is or will also be released from any Liens securing the Senior Credit Facility, in accordance with its terms.

For the avoidance of doubt, the Indenture will provide that the prior written consent of (i) each holder of outstanding Notes will be required release all or substantially all of the Collateral from the Liens securing the Notes, and (ii) holders of at least 70% of the aggregate principal amount of the Eligible Notes then-outstanding will be required for the release or subordination of any Lien on any property or assets securing the Notes, in each case, except in the circumstances expressly set forth in the Indenture as in effect on the Issue Date (or to amend any provision governing the release of Liens and Guarantors as in effect on the Issue Date).

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The Capital Stock of the Company or any other Subsidiary of Holdings will constitute Collateral securing the Notes and the related Guarantees only to the extent that such Capital Stock can secure the Notes and Guarantees without Rule 3-16 of Regulation S-X (or any other law, rule or regulation) requiring separate financial statements of the Company or such Subsidiary to be filed with the Commission (or any other governmental agency), determined as if the Holdings was subject to Rule 3-16 of Regulation S-X (or any other law or regulation). In the event that Rule 3-16 of Regulation S-X requires or is amended, modified or interpreted by the Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Commission (or any other governmental agency) of separate financial statements of the Company or any such Subsidiary due to the fact that the Company’s or such Subsidiary’s Capital Stock secures the Notes and the Guarantees, then such Capital Stock shall automatically be deemed not to be part of the Collateral securing the Notes and Guarantees (but only to the extent necessary to not be subject to such requirement) (such Capital Stock, the “Rule 3-16 Capital Stock”). In such event, the Collateral Documents may be amended or modified, without the consent of any holder, to the extent necessary to release the security interests on the Rule 3-16 Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X is amended, modified or interpreted by the Commission to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) the Company’s or such Subsidiary’s Capital Stock to secure the Notes and the Guarantees in excess of the amount then pledged without the filing with the Commission (or any other governmental agency) of separate financial statements of the Company or any such Subsidiary, then the Capital Stock of the Company or such Subsidiary, as applicable, shall automatically be deemed to be a part of the Collateral securing the Notes and Guarantees (but only to the extent the Company or such Subsidiary, as applicable, would not be subject to any such financial statement requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any holder, to the extent necessary to subject such Capital Stock to the Liens under the Collateral Documents.

Perfection and Non-Perfection of Security Interests in Collateral

The Issuers, subject to the Agreed Security Principles, will use commercially reasonable efforts to put in place all guarantees by Subsidiaries and grant a security interest in all Collateral for the benefit of the Collateral Agent, the Trustee and the holders of the Notes as promptly as possible on or after the Issue Date. Notwithstanding the foregoing, certain guarantees by Subsidiaries, and the security interest in certain of the Collateral for the benefit of the Collateral Agent, the Trustee and the holders of the Notes, will not be in place on the Issue Date. To the extent any guarantee is not issued on the Issue Date or any Liens on, or security interest in, the Collateral securing the Notes are not perfected on or prior to the Issue Date, the Indenture will require the Issuers to use commercially reasonable efforts to have all such guarantees issued and security interests perfected, to the extent required by the Indenture, the Agreed Security Principles and the Collateral Documents, within 120 days; however no assurance can be given that such guarantees or security interest will be granted or perfected on a timely basis. In addition, the Collateral Documents will generally not require the Issuers and the Guarantors to take certain actions to perfect the liens of the Collateral Agent in the Collateral, if such actions are not customary and are not required pursuant to the Senior Credit Facility and other First Priority Debt (if any exists at such time) secured by such assets. As a result, first priority Liens may not attach or be perfected in certain of the Collateral, which could adversely affect the rights of the holders of the Notes with respect to such Collateral.

After-Acquired Property

Subject to the Agreed Security Principles, if property that is intended to be Collateral is acquired or received by, or contributed to, an Issuer or a Guarantor (including property of a Person that becomes a new Guarantor, and including any Specified Intercompany Loans (or any interest therein) contributed to any of the Issuers or Guarantors, including as contemplated by Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares,” and is not automatically subject to a perfected security interest under the Collateral Documents, then such Issuer or such Guarantor will provide a perfected Lien over such property (or, in the case of a new Guarantor, all of its assets (other than Excluded Assets)) in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the holders of the Notes and deliver certain certificates and opinions in respect thereof, all as and to the extent required by the Indenture, the First Lien Intercreditor Agreement or the Collateral Documents, but only to the extent, and on the same basis as, provided to the lenders under the Senior Credit Facility so long as the Senior Credit Facility is outstanding; provided, however, that if granting such security interest in such Collateral requires the consent of a third party, the Issuers will use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent with respect to the security interest for the benefit of the Trustee, the Collateral Agent and the holders of the Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, such Issuer or such Guarantor, as the case may be, will not be required to provide such security interest.

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Intercreditor Agreement

The Trustee will become a party to an intercreditor agreement on or around the Issue Date (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “First Lien Intercreditor Agreement”) with the Collateral Agent and Administrative Agent with respect to the Shared Collateral, which (subject to the requirements set forth in “Amendments, Supplements and Waivers”) may be amended from time to time without the consent of the holders to add other parties holding first priority obligations permitted to be incurred under the Indenture, the Senior Credit Facility and the First Lien Intercreditor Agreement (“First Priority Obligations”). All references to the First Priority Obligations in this section of the Description of the New DIFL Secured Notes shall refer only to such First Priority Obligations subject to the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, only the Collateral Agent will have a right to act or refrain from acting with respect to any Shared Collateral and only the “Applicable Authorized Representative” will have a right to instruct the Collateral Agent to act or refrain from acting with respect to any Shared Collateral. The Applicable Authorized Representative will on the Issue Date be the Administrative Agent and will remain the Administrative Agent until the earlier of (1) the discharge of First Priority Obligations that are obligations under the Senior Credit Facility and (2) the Non-Applicable Authorized Representative Enforcement Date (as defined below) (such earlier date, the “Applicable Authorized Representative Change Date”). After the Applicable Authorized Representative Change Date, the Applicable Authorized Representative will be the representative (other than the Administrative Agent) of the Series of First Priority Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Priority Obligations as such representative is notified by the Issuers (excluding the Series constituting the obligations under the Senior Credit Facility) with respect to such Shared Collateral (the “Major Non-Applicable Authorized Representative”). As of the Issue Date, the Trustee for the Notes shall be deemed to be the Major Non-Applicable Authorized Representative and shall remain the Major Non-Applicable Authorized Representative until such time as it is notified in writing by the Issuers or the Applicable Authorized Representative that another representative is the Major Non-Applicable Authorized Representative. The Issuers will use commercially reasonable efforts to provide a prompt written notice to the Trustee and the Applicable Authorized Representative upon any such determination, it being understood that the Issuers shall be entitled to rely upon certifications from the applicable representative in making such determination.

With respect to any Shared Collateral, no representative of a Series of First Priority Obligations that is not the Applicable Authorized Representative (“Non-Applicable Authorized Representative”), or the holders of Debt for which such Non-Applicable Authorized Representative is a representative (“Non-Controlling Secured Party”) shall be permitted to instruct the Collateral Agent to commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator, examiner or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral or have a right to consent to any such action. Only the Applicable Authorized Representative shall be entitled to instruct the Collateral Agent to take any such actions or exercise any such remedies with respect to Shared Collateral.

The “Non-Applicable Authorized Representative Enforcement Date” means, with respect to any Non-Applicable Authorized Representative, the date that is 180 days (throughout which 180-day period such Non-Applicable Authorized Representative was the Major Non-Applicable Authorized Representative) after the occurrence of both (a) an event of default, as defined in the Indenture or other debt facility for the applicable Series of First Priority Obligations, and (b) the Applicable Authorized Representative and each other representative of First Priority Obligations’ (each such representative of First Priority Obligations, an “Authorized Representative”) receipt of written notice from such Major Non-Applicable Authorized Representative certifying that (i) such Non-Applicable Authorized Representative is the Major Non-Applicable Authorized Representative and that an event of default, as defined in the Indenture or other debt facility for that Series of First Priority Obligations has occurred and is continuing and (ii) the First Priority Obligations of that Series with respect to which such Major Non-Applicable Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the Indenture or debt facility for that Series of First Priority Obligations; provided that the Non-Applicable Authorized Representative Enforcement Date will be stayed and will not occur and will be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Collateral Agent on the instructions of the Applicable Authorized Representative has commenced and is diligently pursuing any enforcement action with respect to such Shared Collateral or (2) at any time any Issuer or Guarantor that has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

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The Applicable Authorized Representative on the Issue Date will be the Administrative Agent, and the Trustee will not have any rights to instruct the Collateral Agent take any action under the First Lien Intercreditor Agreement with respect to the Shared Collateral unless and until the Trustee becomes the Applicable Authorized Representative.

Notwithstanding the equal priority of the Liens, the Applicable Authorized Representative may deal with the Shared Collateral as if the Applicable Authorized Representative had a senior Lien on such Shared Collateral. No Non-Applicable Authorized Representative or Non-Controlling Secured Party will be permitted to contest, protest or object to any foreclosure proceeding or action brought by the Applicable Authorized Representative or any holders of Debt for which the Applicable Authorized Representative is a representative (“Controlling Secured Party”) or any other exercise by the Applicable Authorized Representative or any Controlling Secured Party of any rights and remedies relating to the Shared Collateral. Each of the holders of the Notes and secured parties under the Senior Credit Facility and the holders of any additional first Lien debt that may be issued in the future that is subject to the First Lien Intercreditor Agreement (the “First Priority Secured Parties”) also will agree that they will not contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the First Priority Secured Parties in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

If an Event of Default or an event of default under any document governing a Series of First Priority Obligations has occurred and is continuing and the Collateral Agent or any First Priority Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made with respect to any Shared Collateral in any bankruptcy, insolvency or restructuring case of an Issuer (including any adequate protection payments) or any Guarantor, or any First Priority Secured Party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, then the proceeds of any sale, collection or other liquidation of any such Shared Collateral by the Collateral Agent or any First Priority Secured Party and proceeds of any such distribution or payment (subject, in the case of any such proceeds, to the paragraph immediately following) to which the First Priority Obligations are entitled under any other intercreditor agreement shall be applied among the First Priority Obligations to the payment in full of the First Priority Obligations on a ratable basis, after payment of all amounts owing to each Authorized Representative (in its capacity as such); provided that following the commencement of any insolvency or liquidation proceeding, solely for purposes of the waterfall provisions of the First Lien Intercreditor Agreement and not any other document with respect to any First Priority Obligation, in the event the value of the Shared Collateral is not sufficient for the entire amount of post-petition interest on the First Priority Obligations to be allowed under Sections 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable debtor relief law in such insolvency or liquidation proceeding, the amount of First Priority Obligations of each Series of First Priority Obligations shall include only the maximum amount of post-petition interest allowable under Sections 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other applicable bankruptcy law in such insolvency or liquidation proceeding.

The First Priority Secured Parties of each Series will agree that the holders of First Priority Obligations of such Series (and not the First Priority Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First Priority Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Priority Obligations), (y) any of the First Priority Obligations of such Series do not have an enforceable security interest in any of the Shared Collateral securing any other Series of First Priority Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First Priority Obligations) on a basis ranking prior to the security interest of such Series of First Priority Obligations but junior to the security interest of any other Series of First Priority Obligations or (ii) the existence of any collateral for any other Series of First Priority Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First Priority Obligations, an “Impairment” of such Series); provided that the existence of a maximum claim with respect to any properties subject to a mortgage (as defined in the Senior Credit Facility (or the equivalent provision thereof)) which applies to all First Priority Obligations shall not be deemed to be an Impairment of any Series of First Priority Obligations. In the event of any Impairment with respect to any Series of First Priority Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Priority Obligations, and the rights of the holders of such Series of First Priority Obligations (including, without limitation, the right to receive distributions in respect of such Series of First Priority Obligations permitted by the First Lien Intercreditor Agreement) set forth in the First Lien Intercreditor Agreement shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Priority Obligations subject to such Impairment.

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Additionally, in the event the First Priority Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code or any other applicable provision of other bankruptcy law), any reference to such First Priority Obligations or the Collateral Documents governing such First Priority Obligations will be deemed to refer to such obligations or such documents as so modified.

None of the First Priority Secured Parties may institute in any insolvency or liquidation proceeding any claim against the Applicable Authorized Representative or any other First Priority Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral. None of the First Priority Secured Parties may challenge, or support any other Person in challenging, in any such proceeding the validity or enforceability of any First Priority Obligations of any Series or any first priority security document or the validity, attachment, perfection or priority of any Lien under any first priority security document or the validity or enforceability of the priorities, rights or duties established by or other provisions of the First Lien Intercreditor Agreement. None of the First Priority Secured Parties may take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other Disposition of the Shared Collateral by the Collateral Agent on the instructions of the Applicable Authorized Representative. In addition, none of the First Priority Secured Parties may seek to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other Disposition of such Shared Collateral. If any First Priority Secured Party obtains possession of any Shared Collateral or realizes any proceeds or payment in respect thereof pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each of the First Priority Obligations, then it must hold such Shared Collateral, proceeds or payment in trust for the other First Priority Secured Parties and promptly transfer such Shared Collateral, proceeds or payment to the Collateral Agent to be distributed in accordance with the First Lien Intercreditor Agreement.

Under the First Lien Intercreditor Agreement, if at any time the Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or Disposition thereof, then (whether or not any insolvency or liquidation proceeding is pending at the time) the Liens in favor of all the First Priority Secured Parties, including the Trustee and the holders of the Notes upon such Shared Collateral will automatically be released and discharged upon conclusion of the applicable foreclosure proceeding or other exercise of remedies. However, any proceeds of any Shared Collateral realized therefrom will be applied as described in the First Lien Intercreditor Agreement.

If any Issuer or Guarantor becomes subject to any insolvency or liquidation proceeding, the First Lien Intercreditor Agreement will provide that, if the Issuers or any Guarantor shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code, or under any equivalent provision of any other applicable debtor relief law and/or the use of cash collateral under Section 363 of the Bankruptcy Code or under any equivalent provision of any other applicable debtor relief law, each First Priority Secured Party will agree not to object to any such financing or to the Liens on the Shared Collateral securing the same (the “DIP Financing Liens”) and/or to any use of cash collateral that constitutes Shared Collateral, unless the Applicable Authorized Representative with respect to such Shared Collateral opposes or objects to such DIP Financing, DIP Financing Liens, or use of cash collateral, as the case may be (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Priority Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Priority Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Shared Collateral as set forth in the First Lien Intercreditor Agreement), in each case so long as:

(A) First Priority Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Priority Secured Parties (other than any Liens of the First Priority Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the insolvency or liquidation proceedings;

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(B) the First Priority Secured Parties of each Series are granted Liens on any additional or replacement collateral pledged to any First Priority Secured Parties as adequate protection or otherwise in connection with such DIP Financing and/or use of cash collateral, with the same priority vis-a-vis the First Priority Secured Parties as set forth in the First Lien Intercreditor Agreement;

(C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Priority Obligations, such amount is applied pursuant to the First Lien Intercreditor Agreement;

(D) if any First Priority Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing and/or use of cash collateral, the proceeds of such adequate protection are applied pursuant to the First Lien Intercreditor Agreement; and

(E) such DIP Financing (a) is offered pro rata and on the same terms to all holders of First Priority Obligations under the Senior Credit Facility and the Notes outstanding as of such time, or (b) does not (i) include, provide for, or result in, a “roll-up”, refinancing, exchange or similar of any First Priority Obligations into any Debt under such DIP Financing, (ii) alter or modify the pari passu raking of, or any of the intercreditor rights or arrangements applicable to the First Priority Obligations pursuant to the First Lien Intercreditor Agreement, or (iii) provide for any First Priority Obligations or any holder thereof be treated differently to, or have different rights than, any other First Priority Obligations or any holder thereof (including with respect to adequate protection, but excluding rights that any holder may have in its capacity as a provider of such DIP Financing (to the extent such rights are on account of the financing provided by it pursuant to such DIP Financing, and not on account of any First Priority Obligations held by it));

provided, that the First Priority Secured Parties of each Series will have a right to object to the grant of a Lien to secure the DIP Financing over any collateral subject to Liens in favor of the First Priority Secured Parties of such Series or its or their representative that do not constitute Shared Collateral; and provided, further, that the First Priority Secured Parties receiving adequate protection will agree that they shall not object to any other First Priority Secured Party receiving adequate protection comparable to any adequate protection granted to such First Priority Secured Parties in connection with a DIP Financing and/or use of cash collateral.

The First Priority Secured Parties will acknowledge that the First Priority Obligations of any Series may, subject to the limitations set forth in the other documents governing the First Priority Obligations, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priority of claims and application of proceeds set forth in the First Lien Intercreditor Agreement or the other provisions thereof defining the relative rights of the First Priority Secured Parties of any Series.

By its acceptance of the Notes, each holder will be deemed to have consented to the terms of the Collateral Documents and the First Lien Intercreditor Agreement and to have authorized and directed the Trustee and the Collateral Agent, as applicable, to execute, deliver and perform each of the Collateral Documents and First Lien Intercreditor Agreement, to which it is a party, binding the holders to the terms thereof.

Subject to the terms of the Collateral Documents, the Issuers and the Guarantors will have the right to remain in possession and retain exclusive control of the Shared Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Applicable Authorized Representative in accordance with the provisions of the Collateral Documents and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

No Impairment of the Security Interests

Except as otherwise permitted under the Indenture, the First Lien Intercreditor Agreement and the Collateral Documents, none of the Issuers nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Collateral Agent and the holders of the Notes.

Amendment of Collateral Documents

The Issuers, the Guarantors and the Collateral Agent will not be permitted to amend, modify or supplement, the Collateral Documents in any way, except as permitted under the Indenture, the Senior Credit Facility and each other document governing any Series of other First Priority Obligations, provided that any amendment or modification to a Collateral Document that affects only one Series of First Priority Obligations may be effected as permitted by the documents governing such Series of First Priority Obligations.

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Principal, Maturity and Interest

The Notes will mature on May 25, 2027 and 100% of the principal amount thereof shall be payable on such date, unless redeemed prior thereto as described herein. The Issuers will issue up to $1.250 billion aggregate principal amount of senior secured notes due 2027 (the “Notes”). The Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. Subject to the covenants described under “Certain Covenants—Limitation on Debt,” and “Limitation on Liens,” the Issuers are permitted to issue additional Notes (in addition to any PIK Notes, as defined below) under the Indenture (“Additional Notes”) from time to time; provided, that, if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of the New DIFL Secured Notes” references to the “Notes” include references to any Additional Notes that are actually issued. The Issuers are also permitted to issue PIK Notes as required by the next succeeding paragraph.

Each Note will bear interest (a) payable in cash, which interest shall accrue at a per annum rate of 9.00% from the Issue Date and (b) payable in kind by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). PIK Interest on the Notes will accrue at a per annum rate of (i) from the Issue Date until the day prior to the first anniversary thereof, 1.50%, (ii) from the first anniversary of the Issue Date until the day prior to the second anniversary thereof, 2.25%, and (iii) from the second anniversary of the Issue Date and thereafter, 3.00%; provided, that, at the Issuers’ option, the Issuers may, upon notice of such election no later than 10 Business Days prior to the applicable interest payment record date, pay all interest accruing on the Notes for any interest period (i.e., interest accruing at a per annum rate equal to 9.00% plus the rate determined in accordance with clause (b) hereof) in cash; provided, further, that if Newco at any time provides written notice to the Trustee and the Issuers, pursuant to the indenture governing the New Take-Back Notes, that Newco intends to pays cash interest under the New Take-Back Notes during an interest period from and after the second anniversary of the issue date of the New Take-Back Notes, all interest on the Notes for such interest period shall be payable in cash, and the Issuers shall not be permitted to pay PIK Interest for such interest period.

The Issuers shall pay interest at a rate of 9.00% per annum on the Notes semi-annually from the Issue Date, or from the most recent interest payment date to which interest has been paid or provided for, whichever is the later. Interest will be payable on each Note on May 15 and November 15 of each year, commencing on May 15, 2024, and at maturity. The Issuers shall pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the May 1 or November 1, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate.

Additional Interest

Following the Issue Date, if Holdings, the Company or any Subsidiary enters into a Credit Facility secured by the Collateral constituting Pari Passu Debt permitted by clause (2)(a)(ii) under the heading “—Certain Covenants—Limitation on Debt” (any such indebtedness, “Specified Debt”) or enters into any amendment or modification of any Specified Debt, in each case that results in such Specified Debt having an All-In Yield (the All-In Yield of such Specified Debt, the “Specified Debt All-in Yield”) that is, as of the date of incurrence, 0.50% per annum or more higher than the interest rate of the Notes issued on the Issue Date, then the interest rate of the Notes will be increased to an amount equal to the Specified Debt All-in Yield as of the date immediately following such incurrence, minus 0.50% per annum (the amount of such increase, the “Interest Rate Increase”).

The Interest Rate Increase will take effect on the date immediately following the incurrence of Specified Debt that requires an Interest Rate Increase, and the Interest Rate Increase will remain in effect until and including the date that such Specified Debt is defeased, discharged or redeemed. The Issuers, in their sole discretion, may elect to effect the Interest Rate Increase from time to time through an increase of the cash interest rate or the PIK Interest rate, or in any combination thereof.

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In the event that the Issuers are required to pay additional interest as a result of an Interest Rate Increase (“Additional Interest”), the Issuers shall provide written notice (an “Additional Interest Notice”) to the Trustee of its obligation to pay the Additional Interest, no later than fifteen (15) calendar days prior to the proposed payment date for the Additional Interest. Each Additional Interest Notice shall set forth the amount of Additional Interest to be paid by the Issuers on such payment date, and shall further specify the rate of cash pay or PIK Interest calculated to determine the Additional Interest in such notice. Until such time as the Issuers deliver to the Trustee an Additional Interest Notice, the Trustee will have no duty or obligation to monitor if Additional Interest is due. The Trustee will not at any time be under any duty or responsibility to any holder of Notes to determine the amount of Additional Interest, or with respect to the nature, extent or calculation of the amount of Additional Interest owed, or with respect to the method employed in such calculation of the Additional Interest.

Unless the context otherwise requires, any reference to interest on, or in respect of, the Notes in the Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable thereon. Unless the context otherwise requires, any express mention of Additional Interest in any provision of the Indenture shall not be construed as excluding Additional Interest in those provisions where such express mention is not made.

Transfer and Exchange

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

Additional Amounts

All payments that the Issuers make under or with respect to the Notes or that the Guarantors make under or with respect to the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which any Issuer or any Guarantor is organized or is a resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or any Guarantee or by or within any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless such Issuer or such Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If an Issuer or a Guarantor is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, either Issuer or the Guarantor, as the case may be, will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

Notwithstanding the foregoing, neither Issuer nor any Guarantor will, however, pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or Disposition of the Notes or by reason of the receipt of payments thereunder or under any Guarantee or the exercise or enforcement of rights under any Notes or the Indenture or under any Guarantee);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuers’ written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c)	in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the Code as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

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(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later;

(g)	with respect to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreement; and

(h)	with respect to any combination of the items listed above.

The Issuers and the Guarantors will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuers and the Guarantors will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Issuers and the Guarantors will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Issuers or such Guarantor, such other documentation that provides reasonable evidence of such payment by the Issuers or such Guarantor.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuers or the Guarantors will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuers will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. The Issuers will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuers and the Guarantors, jointly and severally, will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder or any Guarantees; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (h) above or to the extent such holder received Additional Amounts with respect to such payments.

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In addition, the Issuers and the Guarantors will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or any Guarantee or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes or any Guarantee and/or any other such document or instrument.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to an Issuer or any Guarantor and to any jurisdiction in which such successor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever the Indenture or this “Description of the New DIFL Secured Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuers may, subject to compliance with the covenants contained in the Indenture, on any one or more occasions, redeem all or a portion of the Notes at a redemption price equal to 100.00% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date.

This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

If the Issuers redeem less than all of the outstanding Notes, such redemption shall be on a pro rata basis, and the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Redemption Upon Changes in Withholding Taxes

If, as a result of:

(a)	any amendment to, or change in, the laws (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which becomes effective after the date of this offering memorandum; or

(b)	any change in the official application or official interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction applicable to an Issuer or any Guarantor which becomes effective after the date of this offering memorandum, an Issuer or any Guarantor would be obligated to pay, on the next date for any payment, Additional Amounts or indemnification payments as described above under “—Additional Amounts” with respect to the Relevant Taxing Jurisdiction, which an Issuer or Guarantor reasonably determines it cannot avoid by the use of reasonable measures available to it, then the Issuers may redeem all, but not less than all, of the Notes, at any time thereafter, upon not less than 15 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Prior to the giving of any notice of redemption described in this paragraph, the Issuers will deliver to the Trustee:

(a)	an Officer’s Certificate stating that the obligation to pay such Additional Amounts or indemnification payments cannot be avoided by such Issuers’ or Guarantor’s taking reasonable measures available to it; and

(b)	a written opinion of legal counsel to the Issuers of recognized standing to the effect that such Issuer or Guarantor has or will become obligated to pay such Additional Amounts or indemnification payments as a result of a change, amendment, official interpretation or application described above.

The Issuers will publish a notice of any optional redemption of the Notes described above in accordance with the provisions of the Indenture described under “Notices.” No such notice of redemption may be given more than 60 days before or 365 days after the Issuers first become liable to pay any Additional Amount or indemnification payments.

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Mandatory Redemption

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control” and “—Certain Covenants—Limitation on Sale of Certain Assets.”

Offers to Purchase; Open Market Purchases

The Issuers and their Subsidiaries shall not be permitted to, at any time, redeem, repurchase, purchase, acquire or otherwise transact in the Notes (whether in the open market or in privately negotiated transactions, or pursuant to one or more tender or exchange offers or otherwise) unless such transaction is offered to all holders on a pro rata basis. Any Notes repurchased or redeemed as permitted by the Indenture must be delivered to the Trustee for cancellation.

Redemption, Selection and Notice

If the Issuers are redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed (so long as resulting in such redemption being on a pro rata basis), (b) if the Notes are not listed on any securities exchange, on a pro rata basis, to the extent practicable, or, if the pro rata basis is not practicable for any legitimate reason (as determined by the Trustee in good faith), by lot or such other similar method as the Trustee shall deem fair and appropriate to give effect to the pro rata requirements otherwise applicable, in each case in accordance with the procedures of DTC (except that any Notes represented by a global note will be redeemed in accordance with the procedures of DTC). No partial redemption shall reduce the principal amount of a Note not so redeemed to less than $1.00.

Notices of purchase or redemption shall be mailed by the Issuers by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. In addition, any redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent including, but not limited to, completion of an equity offering, a refinancing transaction or any other corporate transaction. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

At the Issuers’ written request, the Trustee shall give a notice of redemption in the Issuers’ name and at the Issuers’ expense. In such event, the Issuers shall provide the Trustee with the notice and other information required by this section.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuers must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuers will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

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(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of the Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $1.00 or an integral multiple of $1.00 above such amount. The Issuers will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuers to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility. In addition, certain events that may constitute a change of control under the Senior Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. The Issuers’ future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuers of such repurchase.

If a Change of Control Offer is made, the Issuers cannot provide any assurance that they will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuers fail to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of Holdings and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If Holdings was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuers would be unable to fulfill their repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness” in the Proxy Statement.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuers will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders of the Notes the right to require the Issuers to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuers’ management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuers to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring Holdings or its Subsidiaries in a transaction which constitutes a Change of Control.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuers, or any third party making a Change of Control Offer in lieu of the Issuers as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuers or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

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The Issuers will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Indenture by virtue of such conflict.

“Change of Control” means the occurrence of any of the following events:

(a)    the Company ceases to be a direct or indirect Subsidiary of Holdings;

(b)    Holdings ceases to be a direct or indirect Subsidiary of Newco;

(c)    any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the voting or economic power or interests of DHL’s (or of any other direct or indirect parent of Holdings’) outstanding Capital Stock (on a fully diluted basis), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, and (ii) any underwriter in connection with any equity offering; or

(d)    any change of control or similar event occurs under the New Take-Back Notes or any other Debt with a principal amount of at least $50.0 million under which any of the Issuers or the Subsidiaries are obligors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Holdings becomes a direct or indirect wholly owned Subsidiary of a holding company, and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of Holdings’ Capital Stock (or the Capital Stock of any Parent Company of Holdings, if applicable) immediately prior to that transaction, or (b) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the beneficial owner of 35% or more of the voting or economic power or interests of the Capital Stock of such ultimate parent holding company.

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)    Holdings will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt.

(2)    This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)    the incurrence by Holdings or any Guarantor of Debt under the Senior Credit Facility (including Debt outstanding on the Issue Date) and any other Credit Facilities (including as Pari Passu Debt and Additional Notes); provided, that the aggregate amount of Debt outstanding under Credit Facilities at any time shall not exceed the sum of (i) $992.0 million, being the aggregate principal amount incurred under the Senior Credit Facility on the Issue Date, plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder, less any amount of such Debt that is permanently repaid as provided under the “Limitation on Sale of Certain Assets” covenant) (so long as the corresponding commitments are cancelled), plus (ii) $100.0 million plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder; provided that in connection with Debt incurred pursuant to clause (ii):

(i) as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(ii) such Debt is pari passu or junior in right of payment and secured by the Collateral on a pari passu or junior basis with respect to the remaining obligations under the Indenture and the Senior Credit Facility, or is unsecured; provided that (A) to the extent that such Debt is not in the form of Additional Notes or Debt under the Senior Credit Facility, any such Debt that is secured by the Collateral on a pari passu or junior basis shall be subject to an Acceptable Intercreditor Agreement, (B) if such Debt is secured, it is not secured by any assets other than the Collateral, and (C) if such Debt is guaranteed, it is not guaranteed by any Person other than the Issuers or Guarantors;

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(iii) the Weighted Average Life to Maturity of such Debt is equal to or greater than the Weighted Average Life to Maturity of the Notes at the time of incurrence unless (A) such Debt consists of a revolving Credit Facility provided by a lender not party to the Senior Credit Facility immediately prior to the entry into commitments with respect to such revolving Credit Facility, or (B) if such lender is an existing lender under the Senior Credit Facility, participation is offered to all existing lenders under the Senior Credit Facility, on substantially the same terms;

(iv)  such Credit Facility has covenant and event of default provisions no more onerous, taken as a whole, than those set forth in the Indenture, unless the Indenture is amended at the time of incurrence of such Debt to include such provisions (other than covenants and event of default provisions consistent with the Senior Credit Facility (as in effect on the Issue Date));

(v) to the extent such Credit Facility is in the form of notes, prior to incurring such Debt, Holdings shall be required to offer ratable participation in such Credit Facility to the holders of the Notes (which offer may be through a posting to its secure website described in “—Reports”); provided that such offer shall be deemed to have been declined by the offeree if no written response is provided to Holdings within five Business Days of the offer; and provided, further, that if any beneficial holder of the Notes declines to participate in such Credit Facility to the extent of its full pro rata allocation, then such unsubscribed portion shall be reoffered to beneficial holders of the Notes who subscribed for their pro rata participation in such Credit Facility; provided, further, that such reoffer shall be deemed to have been declined by the reofferee if no written response is provided to Holdings within five Business Days of the reoffer; and provided, further, still that if any amount of such Credit Facility remains unsubscribed following such reoffer, then the entire aggregate principal amount such Credit Facility may be offered to parties other than beneficial holders of the Notes; and

(vi) the use of proceeds of such Debt is limited to (A) working capital purposes, (B) capital expenditures, (C) Permitted Investments, (D) Restricted Payments permitted by clause (3)(n) of the covenant described under the heading “—Limitation on Restricted Payments,” and (E) general corporate purposes; provided, that, for the avoidance of doubt, Holdings and its Subsidiaries shall not be permitted to use the proceeds of any such Debt incurred pursuant to clause (a)(ii) above for any other Restricted Payment or for the purpose of refinancing any other Debt;

(b)    (i) Debt of either of the Issuers to any Guarantor and/or of any Guarantor to either Issuer or any other Guarantor; provided that any such Debt must be subordinated in right of payment to the Notes on customary terms; (ii) Debt of any Subsidiary that is not an Issuer or Guarantor to any other Subsidiary that is not an Issuer or Guarantor; (iii) Debt of any Subsidiary that is not an Issuer or Guarantor to either of the Issuers and/or Guarantors; provided that any such Debt under this clause (iii) shall be (a) unsecured, or (b) if secured, the collateral securing such Debt shall consist solely of assets of such non-Guarantor Subsidiary; and provided, further that such Debt shall have been permitted to be incurred as a Permitted Investment; and (iv) Debt of either of the Issuers or any Guarantor to any Subsidiary that is not an Issuer or a Guarantor; provided that any such Debt is incurred in the ordinary course of business and shall be unsecured;

(c)    to the extent constituting Debt, Sale and Lease-Back Transactions permitted under (i) clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” in an unlimited amount, and (ii) clause (B) of such proviso not to exceed, together with Debt then outstanding and incurred pursuant to clause (k)(ii) below, $50.0 million in the aggregate outstanding at any time; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(d)    Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any Disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of Holdings or any such Subsidiary pursuant to any such agreement;

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(e)    Debt of Holdings and/or any Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)     Debt of Holdings and/or any Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)    Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)    guarantees by Holdings and/or any Subsidiary of Debt of Holdings or any Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant and not senior in right of payment to the Notes or the Guarantees; provided, however, the Issuers and the Guarantors shall be prohibited from guaranteeing Debt of non-Guarantor Subsidiaries, other than (x) unsecured guarantees of obligations incurred in the ordinary course of business and that do not constitute Funded Debt or (y) unsecured guarantees of Debt otherwise permitted by the Indenture;

(i)     (i) The Notes issued on the Issue Date, and any PIK Notes issued upon payment of interest thereon (but excluding any Additional Notes, and any Debt (including any PIK Notes) issued as interest on such Additional Notes), (ii) Debt of Holdings and/or any Subsidiary under any DHL Subordinated Intercompany Loan, and (iii) Debt of Holdings and/or any Subsidiary incurred prior to, and outstanding on, the Issue Date, after giving effect to the Transactions (other than Debt under the Senior Credit Facility); provided that, if the aggregate principal amount of any such Debt under this clause (iii) shall be in excess of $5.0 million, such Debt shall be described on a schedule attached to the Indenture; provided, further, that any such Debt outstanding on the Issue Date consisting of (x) Capital Leases or purchase money Debt, or (y) Debt under Foreign Working Capital Facilities shall be deemed to have been incurred under clauses (k) and (w) of this paragraph (2), respectively, and not this clause (i);

(j)     Debt of Holdings and/or any Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)    (i) Debt of Holdings and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred prior to, and outstanding on, the Issue Date in an aggregate principal amount not to exceed $310.0 million, or (ii) Debt of Holdings and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred after the Issue Date in an aggregate outstanding principal amount, when taken together with Debt then outstanding and incurred pursuant to clause (c)(ii) above, not exceeding $50.0 million; provided that, in the case of this clause (k)(ii), (x) such Debt is incurred within 270 days of the acquisition or improvement of the applicable asset and (y) as of the date of incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(l)     Debt of any Person that becomes a Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that (i) such Debt existed at the time such Person became a Subsidiary or the assets subject to such Debt were acquired, (ii) such Debt was not created or incurred in anticipation thereof, (iii) to the extent such Debt is Debt of a Subsidiary of Holdings that is not an Issuer or a Guarantor, such Debt shall not be guaranteed by any Issuer or Guarantor or secured by a Lien on any assets of any Issuer or Guarantor and (iv) Debt incurred pursuant to this clause (l) may not exceed $50.0 million at any time outstanding in the aggregate; provided, further that (x) no Event of Default has occurred and is continuing or would result therefrom and (y) the Issuers shall have delivered to the Trustee and Collateral Agent an Officer’s Certificate certifying as to compliance with Collateral and Guarantee Requirement;

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(m)   Debt consisting of promissory notes issued by Holdings or any Subsidiary to any current or former director, officer, employee, member of management, manager or consultant of any parent of Holdings, Holdings or any Subsidiary (or their respective Immediate Family Members) so long as such Debt is expressly subordinated to any obligations of Holdings thereof under the Notes (on terms not materially less favorable to the Issuers than those governing the subordination of such Debt to the Senior Credit Facility);

(n)    any Debt refinancing, refunding or replacing any Debt permitted under clauses (a), (c), (i), (k), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing, refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that:

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	(A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt, but that unsecured Debt may not be refinanced with secured Debt), (B) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment (or the Liens securing such Debt were contractually subordinated to such Liens on the Collateral), such Debt is contractually subordinated to the obligations in right of payment (or the Liens securing such Debt are subordinated to the Liens on the relevant Collateral) on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole, and (C) if such Debt being refinanced, refunded or replaced was (i) incurred by a Subsidiary of Holdings that is not an Issuer or a Guarantor, such Refinancing Debt is incurred by a Subsidiary of Holdings that is not an Issuer or a Guarantor or (ii) incurred by an Issuer or Guarantor, such Refinancing Debt is incurred by an Issuer or a Guarantor;

(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	[reserved];

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) and (k) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the earlier of the Stated Maturity of the Debt being refinanced and the Stated Maturity of the Notes; and

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) and (k) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced;

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(o)	[reserved];

(p)	Debt of Holdings and/or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	Debt of the Issuers and the Guarantors that does not constitute Funded Debt not to exceed $50.0 million in the aggregate outstanding at any time;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by Holdings and/or any Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(u)	Disqualified Capital Stock issued to and held by Holdings or any Subsidiary; provided that as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	Debt in the form of guarantees provided by Digicel French Caribbean SAS to Iliad SA, with respect to the Madiacom Facility as of the Issue Date in an aggregate principal amount not to exceed €6.25 million; provided, however that neither Issuer nor any Subsidiary (other than Digicel French Caribbean SAS) shall be permitted to provide a guarantee of the Madiacom Facility, and for the avoidance of doubt, such guarantees, if any, incurred pursuant to this clause (v) shall not be secured by a Lien;

(w)	Debt incurred under Foreign Working Capital Facilities, not to exceed $25.0 million at any time outstanding in the aggregate; provided that such Foreign Working Capital Facilities may not be guaranteed by any Issuer or any Guarantor; and

(x)	Debt incurred pursuant to any Permitted Receivables Financing.

(3)	For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt;

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees, and the payment of interest in the form of additional Debt (including payment of PIK interest to the extent provided in accordance with the Notes or the Senior Credit Facility) will not be treated as Debt; and

(d)	(i) Pari Passu Debt (including any Debt under the Senior Credit Facility or under Additional Notes, and any Debt (including in the form of PIK Notes) issued as, or on account of, payment of interest in kind on such Debt) shall only be permitted to be incurred and outstanding pursuant to clause (a) of paragraph (2) under this “Limitation on Debt” covenant, and may not be classified or reclassified as incurred or outstanding under any other provision, and (ii) the Notes issued on the Issue Date, and any other Debt (including in the form of PIK Notes) issued as, or on account of, payment of interest in kind on such Notes, shall only be permitted to be incurred and outstanding pursuant to clause (i) of paragraph (2) under this “Limitation on Debt” covenant, and may not be classified or reclassified as incurred or outstanding under any other provision.

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No Issuer or Guarantor may incur any Debt that is subordinated in right of payment to other Debt of such Issuer or Guarantor unless such Debt is also subordinated in right of payment to the Notes or the relevant Guarantee on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)    Holdings and its Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend, or other distribution on account of any shares of any class of the Capital Stock of Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below), except a dividend or distribution payable solely in shares of Qualified Capital Stock to the holders of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of Holdings outstanding on the Issue Date or thereafter or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(d)	any voluntary principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Restricted Debt (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Restricted Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)    [reserved];

(3)    Notwithstanding paragraph (1) above, Holdings and its Subsidiaries may take the following actions:

(a)	Holdings or any Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

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(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of Holdings) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than Holdings and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to Holdings or one or more of its Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into Holdings or one or more of its Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by Holdings or the relevant Subsidiary);

(b)	So long as no Event of Default has occurred and is continuing, or would result therefrom, Holdings or any Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any Subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, Holdings or any Subsidiary:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of Holdings or any Parent Company (to the extent such proceeds are contributed to Holdings or any Subsidiary in respect of Qualified Capital Stock issued by Holdings or such Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

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provided, however that Restricted Payments may not be made pursuant to this clause (b) to Denis O’Brien or his Affiliates (collectively, but excluding, Holdings and its Subsidiaries, “DOB”); on account of Capital Stock beneficially owned by DOB except with respect to $10.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date; provided that Holdings has Minimum Consolidated Liquidity on a pro forma basis for any such Restricted Payment to DOB;

(c)	[reserved];

(d)	Holdings or any Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of Holdings, any Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options; in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	Holdings or any Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	Holdings or any Subsidiary may make any Restricted Payments in connection with the Transactions including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	[reserved];

(h)	Holdings or any Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of Holdings and/or any Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to Holdings and/or any Subsidiary) of, Qualified Capital Stock of Holdings or any Parent Company to the extent any such proceeds are contributed to the capital of Holdings and/or any Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to Holdings or a Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, Holdings or any Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under “—Limitation on Sale of Certain Assets,” (other than a transaction exempt therefrom pursuant to clause (f) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (c)(iv) thereof);

(j)	[reserved];

(k)	Holdings or any Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	[reserved];

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(n)	Holdings or any Subsidiary may make Restricted Payments to Newco in the amount required for Newco to pay cash interest on the New Take-Back Notes within ten Business Days of a scheduled interest payment date on the New Take-Back Notes; provided, in each case that (i) no Specified Event of Default has occurred and is continuing or would result therefrom, (ii) on a pro forma basis for such Restricted Payment, Holdings has Minimum Consolidated Liquidity, (iii) interest on each of the Senior Credit Facility and the Notes had been paid in cash on the most recent interest payment date and Holdings has not provided notice to the Trustee or the agent under the Senior Credit Facility that it intends to pay interest in kind on the subsequent interest payment date, and (iv) either (x) the Consolidated Secured Leverage Ratio is not greater than 3:0 to 1:0, or (y) at least two of the Ratings Agencies have issued a public corporate credit rating with respect to the Notes and a public corporate family rating for the Company of B2/B Stable (or the equivalent thereof) or higher;

(o)	(A) for any taxable period for which Holdings and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of Holdings is the common parent (a “Tax Group”), Holdings and each of its Subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of Holdings) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of Holdings and/or its Subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable that would have been paid by Holdings and its Subsidiaries for such taxable period if Holdings and each of its Subsidiaries, as applicable had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which Holdings is the Parent Company (taking into account any net operating loss carryforwards attributable to Holdings and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if Holdings is a flow-through entity for tax purposes, Holdings and each of its Subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in Holdings with respect to such taxable period (taking into account any cumulative net taxable loss of Holdings allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	Holdings or any Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	[reserved];

(r)	Holdings or any Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Subsidiary from minority equity holders;

(t)	Holdings or any Subsidiary may make Restricted Payments to fund the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Restricted Debt in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Holdings’ Qualified Capital Stock;

(u)	Holdings or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt;

(v)	Holdings or any Subsidiary may make Restricted Payments to DOB in such amount (if any) as may be owed to DOB at the time of determination on account of the DOB True-Up, so long as the same is paid pursuant to the terms of the Services Agreement, and such payment has not previously been made by Holdings, any of its Subsidiaries, or any Parent Company;

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(w)	Holdings or any Subsidiary may make Restricted Payments to DHL in order to effectuate the mandatory redemption of the Exit Preferred Shares as required from time to time by the bye-laws of DHL, as described in the section of the Proxy Statement entitled “Description of the Exit Preferred Shares—Mandatory redemption”;

(x) to the extent in accordance with the terms of the Exit Preferred Shares (as in effect on the Issue Date), Holdings or any Subsidiary may make Restricted Payments to DHL in respect of its obligations outstanding under the DHL Subordinated Intercompany Loan, if any, provided that at such time the Below-Minimum Liquidity Condition is satisfied, and no Event of Default has occurred and is continuing;

(y)	Holdings or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Notes (the amount of such Restricted Debt purchased, redeemed defeased or otherwise acquired or retired, the “Redeemed Pari Passu Restricted Debt Amount”) the Issuers shall apply an amount equivalent to such Redeemed Pari Passu Restricted Debt Amount to reduce obligations, on a pro rata basis based on the respective aggregate principal dollar amounts thereof then outstanding, with respect to each of (i) the Senior Credit Facility, and (ii) the Notes (any such reduction with respect to the Notes, the “Debt Repayment Amount,” shall be made in accordance with the provisions set forth under “Optional Redemption,” through privately negotiated transactions or open market purchases, or by making an offer (in accordance with the procedures set forth under the heading “—Procedures for Excess Proceeds Offer, Debt Repayment Offer and Excess Amount Offer”) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes (such an offer, a “Debt Repayment Offer”)); and

(z)	any Subsidiary may make Restricted Payments to finance the satisfaction of any obligation of Holdings or any Subsidiary thereof to make interest payments due on any debt incurred by Holdings or such Subsidiary in the ordinary course that does not constitute Funded Debt.

Limitation on Transactions with Affiliates

(a)    Holdings will not, and will not permit any of its Subsidiaries to enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be) in excess of $5.0 million in any individual transaction or series of related transactions with any of their respective Affiliates unless:

(1)	such transaction is approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be; and

(2)	in the case of a transaction or series of related transactions involving payments or assets with a Fair Market Value in excess of $20.0 million (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be), Holdings must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to Holdings and its Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to Holdings and its Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate;

provided, that neither board approval nor a fairness opinion shall be required with respect to (x) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture or (y) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date;

(b)   No later than five business days prior to Holdings or any of its Subsidiaries entering into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value of Holdings or the applicable Subsidiary, as the case may be, in excess of $10.0 million in any individual transaction or series of related transactions with any of their respective Affiliates, the Issuers shall deliver an Officer’s Certificate to the Trustee setting forth the basis for the Issuers’ determination that such proposed transaction is permitted by the Indenture; provided, however, that this clause (b) shall not apply to (x) ordinary course transactions with Affiliates otherwise permitted by the Indenture, (y) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture, and (z) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date case so long as the Fair Market Value of such transaction or series of transactions does not exceed $40.0 million.

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(c)   Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among Holdings and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, Holdings or any Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of Holdings and the allocation of the cost of such services and of overhead and corporate group costs among Holdings and its Subsidiaries consistent with IFRS and Holdings’ accounting policies generally applied;

(iv)	(A) transactions permitted by clauses (2)(d) and (m) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by the Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between Holdings and any other Person with which Holdings files a consolidated tax return or with which Holdings is part of a consolidated group for tax purposes;

(vii)	Guarantees permitted by the “Limitation on Debt” covenant;

(viii)	loans and other transactions among the Issuers and the Guarantors to the extent permitted under the Indenture;

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as Holdings’ board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) Holdings and (B) any intercompany loans made by any Parent Company to Holdings or any Subsidiary.

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Limitation on Liens

Holdings will not, and will not permit any of its Subsidiaries to create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless in the case of any Lien on an asset not constituting Collateral, Holdings’ obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien, or, in the case of any Lien securing Debt that is Subordinated Debt, Holdings’ obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien.

Any Lien created for the benefit of the Collateral Agent, the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

Limitation on Sale of Certain Assets

(1)    Holdings will not, and will not permit any Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration Holdings or such Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

(b)	at least (i) 50% of the consideration Holdings or such Subsidiary receives in respect of such Asset Sale consists of Cash, and (ii) 75% of the consideration Holdings or such Subsidiary receives in respect of such Asset Sale consists of a combination of Cash and Cash Equivalents; provided that for purposes of the requirement in this clause (b)(ii), (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to Holdings or any Subsidiary) of Holdings or any Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which Holdings and/or its applicable Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any Replacement Assets acquired in connection with such Asset Sale, (y) any securities received by Holdings or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition, and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $50.0 million, in each case, shall be deemed to Cash Equivalents); provided, that this clause (b) shall not apply to (A) any Disposition in the form of Sale and Lease-Back Transactions permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, or (B) any Dispositions made to comply with any order or other directive of any governmental authority or any applicable law.

(c)	as of the time of such Asset Sale, no Event of Default has occurred and is continuing, or would result therefrom; and

(d)	in the case of any Sale and Lease-Back Transaction, such Sale and Lease-Back Transaction is permitted by and otherwise in accordance with the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”.

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(2)    If Holdings or any Subsidiary consummates any Asset Sale (including any Sale and Lease-Back Transaction), the Net Proceeds of such Asset Sale shall be applied by Holdings or such Subsidiary within 365 days after the consummation of such Asset Sale; provided, that such 365 day period may be extended by up to 180 days if, prior to the expiration of such 365 day period, Holdings or any Subsidiary has contractually committed to reinvest such proceeds pursuant to clause (b) below during such period, and such proceeds are so reinvested within 180 days of the expiration of such initial 365 day period, to: (a) permanently repay, prepay, pay or purchase any then-outstanding Pari Passu Debt of an Issuer or a Guarantor owing to a Person other than Holdings or a Subsidiary; provided that, in each case, the Issuers shall, as a condition precedent thereto, make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes, and shall equally and ratably repay and reduce the Notes Obligations in respect of any Excess Proceeds Offer that was accepted, in each case, in accordance with the provisions set forth under “Optional Redemption,” (b) invest in any Replacement Assets in an aggregate amount not to exceed $75.0 million in a fiscal year (the “Reinvestment Cap”) (provided, however that (x) proceeds generated through an Asset Sale involving any Disposition in respect of a Sale and Lease-Back Transaction (except for bona fide Sale and Lease-Back Transactions in respect of fiber networks permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, up to the amount (if any) available under the Reinvestment Cap at such time), shall immediately constitute Excess Proceeds, and, as a result, may not be reinvested pursuant to this clause (b) but shall instead be required to be applied to make an Excess Proceeds Offer), (y) proceeds of casualty insurance (or similar reimbursements) relating to any assets may be used to the extent necessary to replace or repair the applicable asset, and which shall not be counted against the Reinvestment Cap, and (z) proceeds from any Disposition of Collateral must be reinvested as assets that will be pledged as Collateral, or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.”

Pending the final application of any such Net Proceeds, the Issuers may invest such Net Proceeds in Cash or Cash Equivalents, so long as the same shall be held in an account of the Issuers or any Guarantor and shall not be applied to repay, repurchase, redeem or otherwise make or finance any payment in respect of any other Debt, or for any other purpose except as permitted by the Indenture.

(3)    When the aggregate amount of Excess Proceeds exceeds $15.0 million in any fiscal year, the Issuers will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and, to the extent required by the terms thereof, from the holders of any Pari Passu Debt, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Issuers may use the amount of such Excess Proceeds not used to purchase Notes and Pari Passu Debt for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Excess Amount Offer

Not later than five (5) Business Days after the date on which annual financial statements are required to be furnished to the Trustee under “—Reports,” commencing with the fiscal year ending March 31, 2024, the Issuers will make an offer to purchase (an “Excess Amount Offer”) from all holders of the Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the Excess Amount. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

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To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Amount Offer is less than the Excess Amount, the Issuers may use the portion of the Excess Amount not used to purchase Notes and Pari Passu Debt (“Declined Excess Amount Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the Excess Amount, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Amount Offer, any Declined Excess Amount Proceeds shall no longer constitute Excess Amount.

Procedures for Excess Proceeds Offer, Debt Repayment Offer and Excess Amount Offer

If the Issuers are obligated to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, the Issuers will purchase the Notes at the option of the holders thereof, and, if elected by the holders thereof, but on not more than a ratable basis, Pari Passu Debt, in minimum amounts of $1.00 and integral multiples of $1.00 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, as applicable, is given to such holders, or such later date as may be required under the Exchange Act.

If the Issuers are required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, the Issuers will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuers will comply with such securities laws and regulations and will not be deemed to have breached their obligations described in this covenant by virtue thereof. Any Notes so repurchased must be delivered to the Trustee for cancellation.

Notwithstanding anything to the contrary in the “—Limitation on Sale of Certain Assets” covenant, clause (y) of the “—Restricted Payments” covenant which contemplates Debt Repayment Offers, and the “—Excess Amount Offer” covenant, (a) the Issuers shall not be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary, the relevant Debt is incurred by any Subsidiary or excess cash flow that contributes to the relevant ECF Prepayment Amount is generated by any Subsidiary, as the case may be, for so long as the Issuers determine in good faith that the repatriation to the Issuers of any amount of excess cash flow or asset sale or debt proceeds would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations); it being understood and agreed that if the repatriation of the relevant affected Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount, and the repatriated Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such repatriation) applied (net of additional taxes payable or reserved against such Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount, as a result thereof) to an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants, (b) the Issuers shall not be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent that the relevant Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount are received by any Joint Venture for so long as the Issuers determine in good faith that the distribution to the Issuers of such Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, the relevant Joint Venture will promptly distribute the relevant Net Proceeds, Debt Repayment Amount or ECF

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Prepayment Amount, and the Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such distribution) applied (net of additional taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants and (c) if the Issuers determine in good faith that the repatriation to the Issuers of any amounts required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer would result in material adverse tax consequences for an Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuers in good faith, the amount the Issuers shall be required to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer, as the case may be, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, an amount equal to the Net Proceeds, Debt Repayment Amount or ECF Prepayment Amount not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer, Debt Repayment Offer or Excess Amount Offer to the extent required by such covenants.

Limitation on Sale and Lease-Back Transactions

Holdings will not and will not permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which Holdings or the relevant Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than Holdings or any of its Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by Holdings or such Subsidiary to any Person (other than Holdings or any of its Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that (A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by Holdings or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems. and related assets, and (B) other Sale and Lease-Back Transactions, including, without limitation, related to fiber networks, shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) made pursuant to this clause (B) does not exceed $50.0 million outstanding at any one time; provided that no Event of Default has occurred and is continuing or would result therefrom and; provided, further, that any net proceeds therefrom shall be deemed to be Net Proceeds of an Asset Sale and shall be subject to the requirements set forth under paragraph (2) under the heading “—Limitation on Sale of Certain Assets.”

Limitation on Guarantees of Debt by Subsidiaries

(1)    Without limiting any limitation under the heading “—Limitation on Debt”, the Issuers will not permit any Subsidiary that is not a Guarantor to guarantee or assume the payment of any Debt of the Issuers or any Guarantor under any Pari Passu Debt or any other Funded Debt of the Issuers or any Guarantor, unless:

(a)	such Subsidiary (i) simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Subsidiary on senior secured basis and as otherwise required by the Indenture, and (ii) (other than Excluded Assets and subject to the Agreed Security Principles) pledges its assets to secure the Notes as required by the Indenture and takes all actions required by the applicable Collateral Documents to perfect the Liens on such assets; and

(b)	such Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuers or any other Subsidiary as a result of any payment by such Subsidiary under its Guarantee.

(2)    Notwithstanding the foregoing, any Guarantor’s Guarantee of the Notes will be automatically and unconditionally released and discharged in the following circumstances (in each case, if, on a pro forma basis, such Guarantor is not a guarantor of any other Debt of the Issuers or any Guarantor):

(a)	upon the consummation of any transaction or series of related transactions permitted by the Indenture, if, as a result thereof, such Guarantor ceases to be a Subsidiary (including by merger or dissolution);

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(b)	if such Subsidiary Guarantor qualifies as an “Excluded Subsidiary”; provided that a Guarantor will not be released from its Guarantee on the basis of qualifying as an Excluded Subsidiary by virtue of becoming a non-Wholly-Owned Subsidiary if (i) such Person is an Excluded Subsidiary as a result of (x) the Disposition or issuance of equity interests to an affiliate (other than an entity that is a bona fide Joint Venture whose Capital Stock is owned by a Wholly-Owned Subsidiary of Holdings and an unaffiliated third party), (y) any transaction not entered into in good faith and for a legitimate business purpose, or any transaction consummated for purposes of circumventing any requirements under the Indenture, or (z) the Disposition or issuance of equity interests for less than Fair Market Value (as determined in good faith by the Issuers), or (ii) there is insufficient investment capacity to permit the release in accordance with the terms of the Indenture (it being agreed that the Indenture will provide that, after giving pro forma effect to such release and the consummation of the relevant transaction, the Issuers will be deemed to have made a new investment in such Guarantor (as if such Subsidiary was not a Guarantor) in an amount equal to the portion of the Fair Market Value of the net assets of such Guarantor attributable to the Issuers’ retained ownership interest in such Guarantor, and such investment will not be a Permitted Investment unless sufficient capacity exists under the Indenture covenants as of the applicable time);

(c)	when such Guarantor is no longer an obligor (whether as a borrower or guarantor) on the applicable Credit Facility, any other Pari Passu Debt or any other Funded Debt of the Issuers or Guarantors (other than by reason of the payment under or termination or repayment of such Credit Facility, other Pari Passu Debt or other Funded Debt, or if a release, discharge or repayment is by or as a result of payment in connection with the enforcement of remedies under such other guarantee or Debt); or

(d)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture.

Limitation on Dividends and Other Payment Restrictions

(1)    Holdings will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to Holdings or any other Subsidiary;

(c)	make loans or advances to Holdings or any other Subsidiary; or

(d)	transfer any of its properties or assets to Holdings or any other Subsidiary.

(2)    The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, the Guarantees, the Collateral Documents, the Senior Credit Facility and the security documents related thereto;

(b)	any encumbrances or restrictions imposed by any Debt of any Parent Company outstanding on the Issue Date, or the New Take-Back Notes, or created under any agreements with respect to Debt of Holdings or a Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt”; provided that such agreements (i) do not prohibit the payment of principal and interest with respect to the Notes or the Guarantees when due; (ii) will not, in the good faith judgment of Holdings, be likely to adversely affect the ability of Holdings to make principal and interest payments on the Notes when due; or (iii) are not materially more restrictive than those in the Senior Credit Facility;

(c)	encumbrances or restrictions contained in any agreements in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which Holdings or any Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

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(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by Holdings or any Subsidiary in an acquisition that is otherwise permitted under the Indenture, but solely if and to the extent in effect at the time of such acquisition (but not created in contemplation of such acquisition or of circumventing any requirements under the Indenture), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of Holdings’ Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien, to the extent set forth in the security document governing such Lien that is in effect in accordance with the Indenture;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes, than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or Disposition of assets or property in Joint Venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business in accordance with the Indenture;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements in effect in accordance with the Indenture; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by Holdings and its Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business and in accordance with the Indenture (in which case such restriction shall relate only to such intellectual property).

Reports

So long as any Notes are outstanding, Holdings will furnish to the Trustee:

(a)	its consolidated annual financial statements, together with the consolidated annual financial statements of DHL audited by an internationally recognized firm of independent public accountants within 120 days after the end of Holdings’ fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

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(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto), together with the consolidated quarterly financial statements of DHL, within 60 days of the end of each of the first three fiscal quarters of each fiscal year; and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources, and which financial statements, for the avoidance of doubt, shall not be required to reflect the impact of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies;”

(c)	promptly after the occurrence of any material acquisition, Disposition or restructuring, any senior executive officer changes at Holdings, or any change in auditors of Holdings or any other material event that Holdings or any of its Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate Holdings to (i) provide any information Holdings determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of Holdings and its Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information; and

(d)	commencing the month of the Issue Date, continuing through and including the month of the first anniversary of the Issue Date, a monthly management report, which shall be substantially consistent with the monthly management reports provided under the Senior Credit Facility immediately prior to the date of the Proxy Statement.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuers shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

Holdings shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that Holdings shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as Holdings files Exchange Act reports with the Securities and Exchange Commission or (ii) if Holdings determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

Holdings shall also post the following information to such secure website, in a reasonably timely manner:

(1)	any financial statements, notices and other material information provided to any holder of any Guarantor’s or other Subsidiary’s debt instruments with outstanding aggregate principal amounts equal to, or in excess of, $50.0 million (including, without limitation, the New Take-Back Notes and the Senior Credit Facility, other than “private-side” information provided to lenders under the Senior Credit Facility); and

(2)	to the extent that Holdings is required to have Minimum Consolidated Liquidity in connection with any proposed transaction, a reasonably satisfactory certification of Holdings’ cash balance pro forma for such transaction (which may, for the avoidance of doubt be satisfied through the provision of the monthly reports contemplated by clause (d) above; provided that such report is delivered immediately prior to such transaction).

Holdings will, (x) no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. Holdings will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, Holdings (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above, and (y) so long as a Default under the Indenture has occurred and is continuing, hold additional calls as reasonably requested by the beneficial holders of a majority aggregate principal amount of the Notes then outstanding.

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Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of Holdings by furnishing (a) the applicable financial statements of the Company or any Parent Company or (b) the Company (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the Commission or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to Holdings and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

On each date later than 90 days after the Issue Date on which Financial Reports (i) for the fiscal quarter ending September 30 are required to be delivered pursuant to clause (b) above, and (ii) for the fiscal year ending March 31 are required to be delivered pursuant to clause (a) above, the Issuer shall deliver to the Trustee and the Collateral Agent an Officer’s Certificate demonstrating compliance with the Collateral and Guarantee Requirement as of such date. In addition, if the Issuers or any of their Subsidiaries shall consummate any acquisition or Asset Sale, each as permitted under the terms of the Indenture, or Permitted Investment, then the Issuers shall, no later than the later of (x) 90 days (or such longer period as agreed to by the Collateral Agent in its reasonable discretion) after the Issue Date and (y) 60 days (or such longer period as agreed to by the Collateral Agent in its reasonable discretion) after the date on which such acquisition, Asset Sale or Permitted Investment was consummated, (i) cause the Collateral and Guarantee Requirement to be satisfied and (ii) in the case of any such acquisition or similar Permitted Investment involving consideration or having a Fair Market Value in excess of $75.0 million, deliver to the Trustee and the Collateral Agent an Officer’s Certificate certifying pro forma compliance with the Collateral and Guarantee Requirement as of such date.

Consolidation, Merger and Sale of Assets

Holdings

Holdings will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of Holdings’ properties and assets to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) Holdings will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Holdings) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of Holdings and the Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, Holdings’ obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of Holdings or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by Holdings or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Total Leverage Ratio of Holdings (or the Surviving Entity if Holdings is not the continuing obligor under the Indenture) and its Subsidiaries (i) would be lower than such ratio prior to such transaction, or (ii) lower than 4.3 to 1.0;

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(d)	any Guarantor, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee will apply to such Person’s obligations under the Indenture and the Notes;

(e)	any of Holdings’ or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	Holdings or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate (attaching the computations to demonstrate compliance with clause (c) above) and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

The Company

The Company will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of the Company’s properties and assets to any other Person or Persons and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other Disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Company will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of the Company and the Subsidiaries on a consolidated basis has been made:

(x)   will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)  unless the other Person is Holdings, will expressly assume, by a supplemental indenture, the Company’s obligations under the Guarantees, the Indenture and the Collateral Documents, and the Company’s Guarantee of the Notes, the Indenture and the Collateral Documents will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Company or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Company or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	[reserved];

(d)	any Guarantor (other than the Company), unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee will apply to such Person’s obligations under the Indenture and the Notes;

(e)	any of the Company’s or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	the Company or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

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Guarantors

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) will not, and the Issuers will not cause or permit any Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) to, consolidate with or merge with or into any Person other than an Issuer or any other Guarantor unless:

(a)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other Disposition shall have been made will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, the District of Columbia, or the jurisdiction where such Guarantor was organized;

(b)	the entity expressly assumes by a supplemental indenture all of the obligations of the Guarantor under the Guarantee, and the Indenture and the Guarantee and the Indenture will remain in full force and effect as so supplemented; and

(c)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the case of any transaction involving Holdings or the Company, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, Holdings or the Company, as applicable, under the Indenture, but, in the case of a lease of all or substantially all of Holdings’ assets, Holdings will not be released from the obligation to pay the principal of, premium, if any, and interest, on the Notes.

Nothing in the Indenture will prevent (i) any Subsidiary that is not an Issuer or a Guarantor from consolidating with, merging into or transferring all or substantially all of its properties and assets to Holdings or any other Subsidiary, or (ii) any Guarantor from merging into or transferring all or part of its properties and assets to an Issuer or another Guarantor.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Maintenance of Rating

The Issuers and the Guarantors shall use commercially reasonable efforts to cooperate with the Rating Agencies in obtaining a public corporate family rating, and a rating for the Notes from at least two (2) of the Rating Agencies within 45 days of the Issue Date, and shall use commercially reasonable efforts to cause the Notes and the corporate family to be continuously rated by at least two Rating Agencies, but shall not be required to obtain any specific rating. The Issuers and the Guarantors shall make commercially reasonable efforts to provide the Rating Agencies (at Holdings’ sole expense) such reports, records and documents as each shall reasonably request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of any Issuer’s or Guarantor’s contractual or legal obligations; provided that the Issuers’ or Guarantors’ failure to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

Limitation on Activities of Holdings

Holdings shall not (i) engage in any material activities or hold any material assets other than holding the Capital Stock of the Company and those activities incidental thereto, (ii) incur any Debt or liabilities other than Debt and liabilities relating its obligations under the Notes, its guarantee of the Senior Credit Facility and any other Debt of the Company or any of its Subsidiaries, and any other obligations or liabilities incidental to its activities as a holding company, to the extent permitted pursuant to the Indenture (including under the heading “—Certain Covenants—Limitation on Debt”), and (iii) engage in any other activity, take any action or permit the occurrence of anything that is otherwise restricted or limited under the heading “—Certain Covenants.”

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Change of Control Steps Plan

The Issuers and the Guarantors shall use commercially reasonable efforts to assist with, and take any actions that may be necessary or desirable to facilitate, the implementation of the CoC Steps Plan including, if required, to transfer certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers and the Guarantors, as contemplated by the CoC Steps Plan.

Certain Calculations under the Indenture; Limited Condition Transactions

(a)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into Holdings or any of its Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents), as of the last day of such Test Period).

(b)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on May 25, 2017 shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(c)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any Minimum Consolidated Liquidity test, any Consolidated Secured Leverage Ratio test, and/or any Total Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Total Assets, Consolidated Adjusted EBITDA or Lease Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of Holdings, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of Holdings, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed), and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

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(e)	Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(f)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Liens,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, it is understood and agreed that any Debt, Lien Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof. No Debt or Lien incurred and permitted pursuant to a particular clause or category of a covenant or definition may be reclassified at any time into any other clause.

(g)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “—Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any hedge agreements permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

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(h)	All First Priority Obligations (including Debt under the Senior Credit Facility, any Additional Notes, and any Pari Passu Debt), and the principal amount of any Debt issued as payment of interest in kind thereon, shall be required to be incurred, and shall at all times be outstanding, pursuant to clause (a) of paragraph (2) under “—Limitation on Debt”, and all Notes issued on the Issue Date, including any PIK Notes (but excluding any other Additional Notes), shall be required to be incurred, and shall at all times be outstanding, pursuant to clause (i)(i) of paragraph (2) under “—Limitation on Debt”, and no such Debt shall at any time be permitted to be reclassified into any other clause.

Events of Default

(1)    Each of the following will be an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise) (whether or not prohibited by the subordination provisions of the Indenture or the First Lien Intercreditor Agreement);

(c)	failure to comply with any covenant or agreement of Holdings or of any Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(d)	default under the terms of any instrument evidencing or securing the Debt of Holdings or any Subsidiary having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt), or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(e)	any material portion of the Guarantees ceases to be, or shall be asserted in writing by any Guarantor, or any Person acting on behalf of any Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture or any Guarantee);

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against Holdings or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to Holdings or any Significant Subsidiary;

(h)	with respect to any material portion of the Collateral, the Collateral Documents cease to be in full force and effect, or the Collateral Documents cease to give the holders of the Notes the Liens purported to be created thereby, or the Collateral Documents are declared null and void or Holdings, the Company or any Guarantor denies in writing that it has any further liability under the Collateral Documents (in each case, other than in accordance with the terms of the Indenture or any of the Collateral Documents), except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent (or any other collateral agent for any secured Debt) to maintain possession of instruments pledged under the Collateral Documents; provided, that if a failure of the sort described in this clause (h) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (h) with respect thereto until 30 days after an officer of either of the Issuers or the Trustee becomes aware of such failure;

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(i)	the occurrence of any default under the CoC Steps Plan caused by Holdings, any Affiliate thereof, or any of its Subsidiaries, or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuers and the Guarantors, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; and

(j)	(i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder, (ii) any failure by DHL to contribute (or cause to be contributed) to the Company, within 3 business days of the satisfaction of the Cash Cap Condition, all proceeds received by DHL in respect of the Specified Intercompany Loans, or (iii) any breach by the Issuers or any of their Subsidiaries of the obligation to cause Specified Intercompany Loans contributed to any of them to be pledged as Collateral as required hereunder (including as described in the paragraph “Security—After-Acquired Property”) and, in each case under clause (i) and this clause (iii), such breach or failure continues for a period of 3 business days or more after the receipt of written notice as specified in the Indenture.

(2)    If an Event of Default (other than as specified in clause (1)(g) above with respect to an Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuers (and to the Trustee if such notice is given by the holders) may, and the Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)    If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to an Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

(4)    Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

(5)    At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuers and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuers have paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)      all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)     to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)     all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

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(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)    No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)    If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to holders of the Notes under this paragraph (8) will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(9)    The Issuers are required to furnish to the Trustee annual statements as to the performance of Holdings and the Subsidiaries under the Indenture and as to any default in such performance. The Issuers are also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuers may, at their option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuers and the Guarantors discharged with respect to the outstanding Notes and have Liens on the Collateral securing the Notes released (“Legal Defeasance”). Legal Defeasance means that the Issuers will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuers’ obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

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(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuers and the Guarantors in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants set forth in the Indenture and have Liens on the Collateral securing the Notes released (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. the Issuers may exercise its Legal Defeasance option regardless of whether they previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuers must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuers must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuers have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuers must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any of the Issuers’ securities;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound;

(g)	such defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the U.S. Investment Company Act of 1940 unless such trust shall be registered under such act or exempt from registration thereunder;

(h)	the Issuers must have delivered to the Trustee an opinion of independent counsel reasonably acceptable to the Trustee in the country of the Issuers’ incorporation to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following a period of time after the deposit set forth in such opinion, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

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(i)	the Issuers must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of the Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuers to the detriment of the relevant creditors; and

(j)	the Issuers must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuers and the Guarantors will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuers have irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be and the Issuers have delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)   all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)   all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuers’ name, and at the Issuers’ expense;

(b)	the Issuers have paid or caused to be paid all sums payable by the Issuers under the Indenture; and

(c)	the Issuers have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that:

(i)   all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)  such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuers or any Subsidiary is a party or by which the Issuers or any Subsidiary is bound.

Amendments, Supplements and Waivers

The Indenture shall provide that (1) no amendment, supplement or modification to or of, and no waiver of any default under, or of any compliance with, any provision of, the Indenture, any Collateral Document or any other Notes Document shall in any event be valid, effective or enforceable unless the same complies with the terms and conditions in this “Amendments, Supplements and Waivers” section, and (2) the Issuers will not, and will not permit any of their Subsidiaries to, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the provisions of the Indenture or any other Notes Document, unless, in each case, such consideration (which includes the opportunity to participate in any financing entered into in connection with such consent, waiver or amendment to the extent the financing is offered to any holder of Notes as consideration for, or as an inducement to provide, such consent, waiver or amendment) is offered to all holders of Eligible Notes on a ratable basis and otherwise on the same terms.

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Determination of Eligible Notes for Voting and Consents

Notwithstanding anything else herein, in determining whether holders of the required principal amount of Notes outstanding at the applicable time of determination have concurred in any direction, or consented to any supplement, amendment, modification or waiver in respect of the Indenture or any other Notes Document (and in calculating the percentage of outstanding Notes that may be deemed to have consented as set forth below):

(i) Notes held or beneficially owned by any of the Issuers or any Affiliated Holder shall be disregarded and treated as if not outstanding, and the principal amount of such Notes shall be excluded from both the numerator and denominator in any fraction when calculating the applicable percentage of Notes that have been voted in favor of any matter as a percentage of all Notes permitted to be voted thereon; and

(ii) Notes held or beneficially owned by Other Investors and Significant Equity Holders (taken as a whole) in excess of an aggregate principal amount that represents (A) 38% of the aggregate principal amount of all Notes then-outstanding (excluding Notes held or beneficially owned by any of the Issuers or any Affiliated Holder), or (B) in the case of any determination or calculation that is expressed as being made by reference to one series of Notes, 38% of all Notes then-outstanding in such series (excluding Notes held or beneficially owned by any of the Issuers or any Affiliated Holder), in each case, shall be disregarded and treated as if not outstanding, and the principal amount of such Notes shall be excluded from both the numerator and denominator in any fraction when calculating the applicable percentage of Notes that have been voted in favor of any matter as a percentage of all Notes permitted to be voted thereon.

All Notes that, pursuant to the provisions above, may be deemed outstanding, shall be “Eligible Notes”.

Requisite Consent Thresholds

A.	With Consent of Holders of 55% of Eligible Notes.

Except as provided in Sections B. and C. below, but subject to the terms and conditions in this “Amendments, Supplements and Waivers” section (including the “Determination of Eligible Notes for Voting and Consents” paragraph), the Issuers may, with the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to such Notes Document, and holders of at least 55% of the aggregate principal amount of the Eligible Notes then-outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), supplement, amend, or otherwise modify or waive any term of, the Indenture, any Collateral Document, or any other Notes Document, to (1) amend clause (k)(ii) of the definition of “Permitted Debt” (as set forth in paragraph (2) of the “Limitation on Debt” section) to cause the aggregate principal amount of Debt in the form of Capital Leases and purchase money Debt permitted to be incurred or outstanding in reliance on such clause to be up to $75.0 million instead of up to $50.0 million; (2) amend clause (hh) of the definition of “Permitted Investments” to cause the aggregate amount of Investments in Madiacom that may be permitted to be made or outstanding in reliance on such provision to be up to 50% more than the amount permitted pursuant to such clause (hh) as in effect on the Issue Date; (3) amend clause (b)(iii) of the definition of “Permitted Investments” to cause the aggregate amount of Investments in non-Guarantors permitted to be incurred or outstanding in reliance on such clause to be up to $50.0 million instead of up to $25.0 million; or (4) effectuate any other modification that is not of the type that would require the consent of holders of more than 55% of the aggregate principal amount of the Eligible Notes then-outstanding, which shall be determined in accordance with the provisions of Sections B. and C. below; provided, that:

(x) if any such supplement, amendment, modification or waiver will affect only one series of Notes (or less than all series of Notes) then-outstanding under the Indenture, or only a subset of Notes but not all Notes, as the case may be, then only the consent of the holders of at least 55% of the aggregate principal amount of Eligible Notes then-outstanding in the affected series, or 55% of the affected subset of Notes, (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), as the case may be, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or subset of Notes, as applicable, and

(y) if any such supplement, amendment, modification or waiver will affect any series of Notes, or subset of Notes, as the case may be, in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series of Notes, or other subset of Notes, as the case may be, then the consent of the holders of at least 55% of the aggregate principal amount of Eligible Notes then-outstanding in such adversely affected series or subset of Notes, as applicable, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or such subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

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In addition, subject to the First Lien Intercreditor Agreement, the exercise by the Trustee of any remedy with respect to the Indenture or the Notes (other than to enforce the right to receive payment of principal, premium (if any) or interest when due, which may be exercised by any holder individually without the consent of any other party) shall be directed or otherwise controlled at the written request of holders of at least 55% of the aggregate principal amount of the Eligible Notes then-outstanding.

B.	With Consent of Holders of 70% of Eligible Notes

Notwithstanding anything to the contrary in Section A. above, and except as provided in Section C. below, without the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to the applicable Notes Document, and holders of at least 70% of the aggregate principal amount of the Eligible Notes then-outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), no supplement, amendment, modification or waiver in respect of the Indenture, any Collateral Document or any other Notes Document, as applicable, shall in any event be valid, binding or enforceable to, in any manner, directly or indirectly (without duplication):

(a)	modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) governing or otherwise relating to collateral, guarantees or other credit support, including the definitions of “Collateral and Guarantee Requirement,” “Excluded Subsidiary,” “Excluded Asset,” “Material Subsidiary,” “Material Real Property,” contained in the Indenture in each case, in a manner that is adverse to holders of the Notes, the Trustee or the Collateral Agent, or in any manner that results in a less onerous standard or obligation being imposed on the Issuers and their Subsidiaries (or any one or more of them) as compared to the standard in effect on the Issue Date;

(b)	enter any intercreditor agreement after the Issue Date, including any Acceptable Intercreditor Agreement (or enter into any amendment, supplement (other than any joinder or similar supplement to add additional Debt and/or Liens permitted to be incurred hereunder to such intercreditor agreement), or other modification to any intercreditor agreement) that is adverse to the Liens, interests, rights, powers, privileges or remedies of the holders of the Notes, the Trustee, or the Collateral Agent;

(c)	(i) modify any provision to permit a Guarantor to be released from its guarantee upon becoming non-wholly owned other than in the circumstances expressly set forth in the Indenture as in effect on the Issue Date, or (ii) otherwise modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) in any manner if the effect or result thereof would be to cause or permit (A) any Subsidiary to be released from its Guarantee of the Notes or from its obligation to become a Guarantor and provide a guarantee, as the case may be, or (B) the release or subordination of any Lien on any property or assets securing the Notes to be released, in each case, except in the circumstances expressly set forth in the Indenture as in effect on the Issue Date;

(d)	modify any negative covenant or limitation applicable to any Issuer or any of its Subsidiaries (or any of their respective assets) (including by modifying a defined term used therein), (i) in any manner that provides additional flexibility to the Company or any of its Subsidiaries, or results in looser requirements applicable to any of them as compared to that in effect on the Issue Date, or would result in a less onerous standard or obligation being imposed on any of the Issuers or their Subsidiaries as compared to that in effect on the Issue Date (in each case, except as expressly described in clauses (2), (3) and (4) of Section A. above), or (ii) if the effect or result thereof would materially adversely affect the interests (including security interests and Liens), rights, powers, privileges or remedies of the holders of the Notes, Trustee, or Collateral Agent (it being agreed that a modification expressly described in clauses (2), (3) and (4) of Section A. above shall not be deemed to have such materially adverse effect);

(e)	subject to such additional consents as required as a result of the operation of Section C. below (including pursuant to clauses (e), (n) and (o) thereof), modify any mandatory redemption or prepayment provisions, or any provisions requiring an offer to be made to holders of the Notes to purchase or redeem any Notes (including in connection with any Asset Sale, Change of Control, incurrence of Debt or as otherwise specified in the Indenture), or any provisions related thereto (including any reinvestment rights), in each case, in a manner that would cause such provisions to be less favorable to the holders of the Notes than on the Issue Date, or more favorable to the Company or adverse to holders of the Notes (including modifying mandatory prepayments);

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(f)	modify, amend or waive any reporting covenant or obligation (including anything in the covenant described herein under the heading “Certain Covenants—Reports”) in a manner adverse to the holders of the Notes, except to grant an extension of (i) up to 60 days of the deadline for delivery of annual financials, (ii) up to 30 days of the deadline for delivery of quarterly financials, or (iii) up to 10 days of the specified deadline for delivery of other materials/information;

(g)	modify the definition of, or any provision relating to, Specified Intercompany Loans or DHL Subordinated Intercompany Loans in a manner that is adverse to the holders of the Notes;

(h)	modify provisions relating to exercise of rights and remedies, or taking of enforcement actions, in a manner that is adverse to the holders of the Notes, the Trustee or the Collateral Agent; or

(i)	directly modify any definition in a manner that would have the effect of modifying the Indenture or any other Notes Document in any of the aforementioned ways;

provided, that:

(x) if any such supplement, amendment, modification or waiver will affect only one series of Notes (or less than all series of Notes) then-outstanding under the Indenture, or only a subset of Notes but not all Notes, as the case may be, then only the consent of the holders of at least 70% of the aggregate principal amount of Eligible Notes then-outstanding in the affected series, or in the affected subset of Notes, as the case may be, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such affected series or subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and

(y) if any such supplement, amendment, modification or waiver will affect any series of Notes, or any subset of Notes, as the case may be, in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series of Notes, or any other subset of Notes, as the case may be, then the consent of the holders of at least 70% of the aggregate principal amount of Eligible Notes then-outstanding in such adversely affected series or subset of Notes, as applicable, shall be required for such supplement, amendment, modification or waiver to be effective with respect to such series or such subset of Notes, as applicable (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

C.	With Consent of Holders of 100% of Holders or 100% of Affected Holders.

Notwithstanding anything to the contrary in Section A. or Section B. above or elsewhere, without the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), the other Persons who are parties to the applicable Notes Document, and the holder of each outstanding Note affected thereby, no supplement, amendment, modification or waiver in respect of the Indenture, any Collateral Document or any other Notes Document, as applicable, shall be valid, binding or enforceable to, in any manner, directly or indirectly (without duplication):

(a)	change the Stated Maturity of the principal of, or any installment of or Additional Amounts or interest on, any Note;

(b)	(i) reduce the principal amount of any Note, or any Additional Amounts or premium payable on any Note, (ii) reduce the rate of interest on any Note, (iii) or change the time for payment of any principal, premium, or interest on any Note, or (iv) modify any provision governing payment or consideration for consents, in each case, in a manner favorable to any of the Issuers or any of their respective Subsidiaries, or adverse to any holders of the Notes;

(c)	change the coin, form or currency in which any principal, Additional Amount, premium or interest on any Note is payable, or make any amount due on any Note payable “in kind” if the same was not expressly so payable pursuant to the terms of the Indenture as in effect on the Issue Date;

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(d)	(i) effectuate any waiver (or any forbearance having a similar effect) with respect to any payment default, or (ii) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e)	amend, change or otherwise modify the obligation (or the circumstances that give rise to the obligation) to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the “Limitation on Sale of Certain Assets” covenant, or to make and consummate a Change of Control offer in the event of a Change of Control in accordance with the “Purchase of Notes upon a Change of Control” covenant, as applicable, including, in each case, amending, changing or modifying any definition relating thereto (including the definition of Change of Control);

(f)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement or waiver of provisions of the Indenture;

(g)	modify any of the provisions relating to supplemental indentures requiring the consent of holders of the Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived;

(h)	modify any of the provisions of the Indenture governing amendments, waivers and consents, or any related provisions or definitions, except to increase the percentage of outstanding Notes required for such actions, or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the holder of each Note (or the holder of each Note affected thereby);

(i)	except as otherwise permitted under “Certain Covenants–Consolidation, Merger and Sale of Assets,” consent to the assignment or transfer by an Issuer of any of such Issuer’s rights or obligations under the Indenture;

(j)	make any change to or otherwise modify any provision of the Indenture or any other Notes Document governing or affecting the ranking or subordination provisions of the Notes or the Guarantees, in each case, in a manner that adversely affects the rights of any holder of the Notes;

(k)	make any change in the provisions of the Indenture described under “Additional Amounts” that adversely affects the rights of any holder of the Notes or amend the terms of the Notes or the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuers or the Guarantors agree to pay Additional Amounts (if any) in respect thereof in a supplemental indenture;

(l)	make any change to any provisions of the Indenture that would have the effect of releasing all or substantially all of the Liens securing the Notes;

(m)	(i) release all or substantially all of the Guarantees (or value thereof) or Guarantors from any of their obligations under their Guarantees or the Indenture while any Note remains outstanding, (ii) permit the creation of any “unrestricted” subsidiaries, or (iii) amend, supplement, delete or otherwise modify any provision of the Indenture or any other Notes Document if the effect thereof would be to cause Holdings or any Subsidiary of Holdings to cease to be subject to, or to not be required to comply with, all or substantially all of the negative covenants set forth in the Indenture on the Issue Date;

(n)	make any change to any provisions of the Indenture or any other Notes Document providing for pro rata rights of holders of the Notes, or requiring pro rata sharing of payments, or equal and ratable treatment of holders of the Notes, or Notes, as the case may be (including modifications (i) to any provisions relating to tender offers, optional or voluntary redemption, repayment or prepayment, repurchase or purchase, or similar action with respect to the Notes (including to permit the same to be effectuated in the open market, via private transactions or otherwise other than as specified on the Issue Date), (ii) to permit non-pro rata repurchases, prepayments or assignments, or (iii) to permit additional economics to be given to certain holders only (including via consent fees, except if the opportunity for a consent fee is offered equally and ratably to all holders on the same terms and otherwise as required by the section “Payments for Consent”);

(o)	modify any provision relating to any optional or voluntary redemption, repayment, purchase or similar of the Notes, or any provision requiring any redemption, repurchase, payment, repayment or similar with respect to the Notes to be effectuated on a ratable basis or that provide for the equal and ratable treatment or rights of holders of Notes in connection therewith, in each case, in a manner less favorable to holders;

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(p)	modify any payment waterfall or priority (whether prior to or after an Event of Default);

(q)	subordinate any Liens on any Collateral, except to secure (i) Permitted DIP Financings, (ii) obligations that are not Funded Debt and are expressly permitted hereunder, or (iii) Debt incurred under any financing permitted to be incurred at such time pursuant to the terms of the Indenture that has been offered pro rata and on the same terms and conditions to all holders of the Notes;

(r)	modify any provision if the effect thereof would be to (i) permit Affiliated Holders to beneficially own Notes in excess of 25% of the aggregate principal amount outstanding at any time, or for any Notes held by any Affiliated Holders to be deemed outstanding for voting or consent purposes or (ii) modify any limitations applicable to voting and consents with respect to Notes held by Investors or Significant Equity Holders;

(s)	amend, modify or waive any provision of the Indenture or any other Notes Document in a manner that affects only one holder of the Notes or a group of holders of the Notes, but not all holders of a Series of Notes, or affects such holder(s) disproportionately or in any different manner as compared to any other holder(s) of Notes of such Series;

(t)	modify the definitions of Affiliated Holder, Significant Equity Holder, DOB, Investor, Other Investor, or Permitted Holder (or defined terms used in any of the foregoing); or

(u)	modify any term of the First Lien Intercreditor Agreement or any other intercreditor agreement that would have the effect of making a change that would otherwise require the consent of the holder of each outstanding Note affected thereby.

D.	Without Consent of Holders.

Subject to Sections A. through C. above, the Issuers may amend, supplement or otherwise modify the Indenture or other Notes Document with the written consent of the Trustee (and, with respect to any Collateral Document, the Collateral Agent), but without the consent of any holder of the Notes, to:

(a)	evidence the succession of another Person to Holdings or the Company and the assumption by any such successor of the covenants in the Indenture and the Notes in accordance with “–Certain Covenants– Consolidation, Merger and Sale of Assets;”

(b)	add to the Issuers’ covenants and those of any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuers or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantees;

(c)	to join or add a Guarantor or other guarantor under the Indenture;

(d)	to evidence and provide the acceptance of the appointment of a successor trustee or collateral agent under the Indenture;

(e)	to mortgage, pledge, hypothecate or grant a Lien or other security interest for the benefit of the Collateral Agent, the Trustee and the holders of the Notes as additional security for the payment and performance of an Issuer’s and any Guarantor’s obligations under the Indenture and the Notes, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted for the benefit of the Collateral Agent, the Trustee and the holders of the Notes pursuant to the Indenture or otherwise;

(f)	to provide for the issuance of Additional Notes in accordance with and if permitted by the terms of and limitations set forth in the Indenture;

(g)	to secure the Notes or the Guarantees, or to add additional assets as Collateral;

(h)	to cure any ambiguity, or to correct or supplement any provisions in the Indenture, the Notes, any Guarantees or any Collateral Documents that may be defective or inconsistent on its face with any other provision in the Indenture, the Notes, any Guarantees or any Collateral Document or make any other modifications with respect to matters or questions arising under the Indenture, the Notes, any Guarantees or any Collateral Document; provided that, in each case, such provisions shall not adversely affect the interests of the holders of the Notes;

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(i)	to conform any provision to the “Description of the New DIFL Secured Notes” in the event of any conflict or inconsistency therewith on the face thereof;

(j)	to release Collateral from the Lien pursuant to the Indenture, the Collateral Documents and the First Lien Intercreditor Agreement when permitted or required by the Indenture, the Collateral Documents or the First Lien Intercreditor Agreement, in each case, except to the extent that such release requires the consent of any holder of the Notes, as determined in accordance with the Indenture; or

(k)	as determined by the Trustee, to comply with requirements of the Commission in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act.

In the event of any conflict or inconsistency between, (i) the terms and requirements of Sections A. through C. above, on the one hand, and those of this Section D., on the other hand, the terms of Sections A. through C. above shall prevail and control, and (ii) the terms and requirements of Section C. above, on the one hand, and those of Sections A., B. or this Section D., on the other hand, the terms of Section C. above shall prevail and control.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of an Issuer or any Guarantor. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking (or not taking) action unless directed by the requisite threshold of holders of the Notes, or indemnified to its satisfaction.

Governing Law

The Indenture, the Notes, the Guarantees and the Collateral Documents will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York; provided that certain of the Collateral Documents will be governed by the laws of other jurisdictions to the extent that (i) the validity, perfection, effect of perfection or of non-perfection or priority of the security interests granted thereunder are governed by such other jurisdictions pursuant to applicable conflict of laws principles or (ii) such approach is consistent with the security interests granted with respect to the Senior Credit Facility and the Agreed Security Principles.

The Indenture will contain customary “parallel debt” provisions required in certain jurisdictions, consistent with the “parallel debt” provisions in the Senior Credit Facility.

Certain Definitions

“2024 SSNs” means the 8.750% Senior Secured Notes due 2024 issued by the Issuers pursuant to that certain indenture, dated as of March 15, 2019, by and among the Issuers, the Guarantors named therein and Deutsche Bank Trust Company Americas, as trustee.

“Acceptable Intercreditor Agreement” means each the First Lien Intercreditor Agreement, a Market Intercreditor Agreement or another intercreditor agreement that is reasonably satisfactory to the Collateral Agent (which may, if applicable, consist of a collateral proceeds “waterfall”).

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

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“Affiliated Holder” means a holder of Notes that is (or that is affiliated with) Holdings, the Company, an Investor (except an Other Investor), or any of their respective Subsidiaries.

“All-In Yield” means, as to any Debt, the effective yield applicable thereto calculated by Holdings or on behalf of Holdings by such Person as Holdings shall designate in a manner consistent with generally accepted financial practices, taking into account (a) interest rate margins, (b) interest rate floors, (c) any amendment to the relevant interest rate margins and interest rate floors prior to the applicable date of determination, (d) original issue discount and upfront or similar fees (based on an assumed four-year average life to maturity or lesser remaining average life to maturity) and (e) any amendment fee, consent fee or similar fee payable to the holder, but excluding (i) any arrangement, commitment, structuring, underwriting and/or similar fee (regardless of whether any such fee is paid to or shared in whole or in part with any lender) paid or payable to one or more arrangers (or their respective Affiliates) in their capacities as such in connection with such Debt and (ii) any other fee that is not paid directly by Holdings, the Company or any Subsidiary generally to all relevant lenders or holders ratably and any ticking and/or unused line fee.

“Asset Sale” means any Disposition, other than the following Dispositions:

(a)	Dispositions of assets with a Fair Market Value not exceeding $10.0 million (in the case of any individual transaction or series of related transactions) or $15.0 million (in the aggregate per fiscal year for all such Dispositions);

(b)	any Disposition (i) by a Subsidiary of Holdings that is not a Guarantor to any Guarantor or Issuer or to any other Subsidiary of Holdings that is not a Guarantor or an Issuer, and (ii) by any Issuer or Guarantor to any Subsidiary that is not an Issuer or Guarantor; provided, that, in the case of this clause (ii), (x) no Event of Default has occurred and is continuing as of the time thereof, or would result therefrom, and (y) since the Issue Date, the aggregate amount of such Dispositions, together with the aggregate amount of all Investments by an Issuer or Guarantor in any Subsidiary that is not a Guarantor, does not exceed $25.0 million in aggregate;

(c)	Dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(d)	(i) Dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of Holdings, is (1) no longer useful in its business (or in the business of any Subsidiary of Holdings), or (2) otherwise economically impracticable to maintain, and (ii) Dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use and, in the good faith judgment of Holdings, are not expected to be useful in its business, or are held for sale, or closed;

(e)	Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(f)	Dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens, and Restricted Payments permitted by paragraph (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant);

(g)	any Disposition of property if, but solely to the extent that, (1) the property subject to such Disposition is exchanged for credit against the purchase price of similar replacement property, and such replacement property is purchased (or a binding commitment with respect thereto is entered into) on or about the same time as such Disposition is consummated, or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of similar replacement property; provided, that, if the property being Disposed of is owned by an Issuer or Guarantor, the replacement property shall also be owned by an Issuer or Guarantor;

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(h)	Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangements between Joint Venture or similar parties set forth in the relevant Joint Venture arrangements and/or similar binding arrangements;

(i)	Dispositions of (x) notes receivable or accounts receivable to any Person (other than any affiliate of Holdings) in the ordinary course of business (including any discount and/or forgiveness thereof) in connection with the collection or compromise thereof, and (y) notes receivable, accounts receivable and related assets to any Person pursuant to any Permitted Receivables Financing; provided, that in the case of clause (i)(y), (A) the aggregate Fair Market Value of all property and assets Disposed of pursuant to a Permitted Receivables Financing shall not exceed $50.0 million in any fiscal year, and (B) no Event of Default shall have occurred and be continuing as of the time of such Disposition, or would result therefrom (any Disposition permitted hereunder, a “Permitted Receivables Disposition”);

(j)	Dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the Dispositions or terminations of which (1) do not materially interfere with the business of Holdings and its Subsidiaries, or (2) relate to closed facilities or the discontinuation of any product line;

(k)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(l)	any issuance of Capital Stock by a Subsidiary to Holdings, to another Subsidiary, or to a minority shareholder, in each case, if and to the extent required by applicable law or the terms of any license or concession binding on such Subsidiary and entered into in good faith and in the ordinary course of business;

(m)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for Fair Market Value (as determined by Holdings in good faith) for like property or assets; provided, that upon the consummation of any such exchange or swap by an Issuer or any Guarantor, to the extent the property received does not constitute an Excluded Asset, the Collateral Agent has a perfected Lien with the same priority as the Lien held on the property or assets so exchanged or swapped;

(n)	(i) licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of Holdings or any Subsidiary in the ordinary course of business, (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations (or applications for issuances or registrations) of IP Rights, in each case, which, in the good faith determination of Holdings, are not material to the conduct of the business of Holdings or its Subsidiaries, or are no longer economical to maintain in light of its use, and (iii) Dispositions of any technology, intellectual property or other IP Rights of Holdings or any Subsidiary involving their customers in the ordinary course of business;

(o)	Dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business, in each case, for reasonably equivalent value;

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(p)	Disposition of assets (except Material IP) made in good faith and for purposes of charitable contributions or similar gifts, if and to the extent such assets are not material to the ability of Holdings or any Subsidiary to conduct its business in the ordinary course;

(q)	Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(r)	issuances by Holdings and its Subsidiaries of directors’ qualifying shares and shares issued to foreign nationals, in each case, as required by applicable law;

(s)	Dispositions pursuant to any netting arrangement of accounts receivable between or among Holdings and its Subsidiaries, or among Subsidiaries of Holdings, in each case, made in the ordinary course of business; and

(t)	Dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant; provided that any Disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (3) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuers or any Guarantor, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuers or any Guarantor and a counterparty that is (or is an Affiliate of) the Administrative Agent, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by Holdings as being Banking Services Obligations for purposes of the Indenture.

“Bankruptcy Code” means 11 U.S.C. Section 101 et seq. and any legislation enacted supplementing or replacing the same.

“Below-Minimum Liquidity Condition” means, with respect to the mandatory redemption of the Exit Preferred Shares, that Holdings and its Subsidiaries have less than $100.0 million of aggregate liquidity within six months of a proposed redemption, as determined in good faith by the board of directors of DHL, as further described in the section of the Proxy Statement entitled “Annex IV – Description of the Exit Preferred Shares.”

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

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“Cash Cap Condition” means the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount, as further described and defined in Annex IV to the Proxy Statement and without giving effect to any amendment or modification to the terms of the Exit Preferred Shares after the Issue Date.

“Cash Equivalents” means any of the following, to the extent owned by Holdings or any of its Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by Holdings or any of its Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by Holdings as being necessary to finance the operations, including capital expenditures, of such Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by Holdings and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “Purchase of Notes upon a Change of Control.”

“CoC Steps Plan” means the steps plan agreed to in principle on June 27, 2023 by the supporting lenders party to the Restructuring Support Agreement in connection with certain change of control, antitrust and foreign investment filings, notifications, communications, and correspondence to occur in connection with the restructuring transactions contemplated by the Restructuring Support Agreement, as may be amended from time to time in accordance with the terms of the Restructuring Support Agreement.

“Code” means the Internal Revenue Code of 1986.

“Collateral and Guarantee Requirement” means the requirement that the Notes be guaranteed by, and secured by Liens on such property and assets of, the Issuers and the Guarantors in the manner and to the extent set forth in the Indenture, as supplemented by the provisions of the Agreed Security Principles.

“Collateral Documents” means, collectively, the First Lien Intercreditor Agreement and the instruments and documents pursuant to which any Issuer or Guarantor grants a Lien on any Collateral as security for the Notes, in each case in accordance with the terms of the Indenture and the Notes.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means the Consolidated Net Income of Holdings and its Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of Holdings and its Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of Holdings and its Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of Holdings and its Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by Holdings and its Subsidiaries for such period, (vii) any non-cash losses, charges or transitional adjustments (to the extent deducted in determining Consolidated Net Income) resulting from the application of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”, (viii) to the extent reasonably identifiable and factually supportable, the amount of any fees, expenses or charges incurred in connection with the Transactions, including, without limitation, restructuring costs and change-of-control costs incurred in connection with the Transactions, and (ix) unless relating to the Transactions (including, restructuring costs and change-of-control costs incurred in connection with the Transactions), the amount of pro forma “run rate” cost savings (including cost savings

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with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements) and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions) projected by Holdings in good faith to be reasonably anticipated to be realizable within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated Adjusted EBITDA, as so projected, until fully realized and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (in the good faith determination of Holdings); provided, that the aggregate amount that may be added back to the Consolidated Net Income of Holdings pursuant to this clause (ix) shall not exceed 15% of Consolidated Adjusted EBITDA for any trailing four fiscal quarter period, as calculated prior to giving effect to any such add-back, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of Holdings and its Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of Holdings and its Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by Holdings or its Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of Holdings except to the extent of the amount of dividends or other distributions actually paid to Holdings or its Subsidiaries by such Person during such period, (c) gains or losses on dispositions by Holdings or its Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt (excluding any Debt related to, or as arising under, any license or lease agreement (determined in accordance with IFRS)) as of such date to (b) Lease Adjusted EBITDA, excluding any amounts resulting from addbacks for proceeds of Exit Preferred Shares for the Test Period then ended or as otherwise specified where the term “Consolidated Secured Leverage Ratio” is used in the Indenture, in each case for Holdings and its Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of Holdings and its Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date; provided, that, any calculation or determination of the Consolidated Total Assets of Holdings (including together with its Subsidiaries) shall be made on an unconsolidated basis and shall (x) exclude goodwill and other intangible assets, and any intra-group items and (y) include Excluded Assets.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case, of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

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“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any hedge agreement, and (d) the application of purchase or recapitalization accounting.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Current Assets” means, at any date, all assets of Holdings and its Subsidiaries which under IFRS would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by Holdings and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Debt, (iv) the current portion of current and deferred taxes and (v) assets held for sale or pension assets).

“Current Liabilities” means, at any date, all liabilities of Holdings and its Subsidiaries which under IFRS would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposures, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Debt, (v) the current portion of current and deferred taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with Holdings and/or any Subsidiary, (ix) the current portion of any Capital Lease, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements and (xi) the current portion of any other long term liability for borrowed money.

“Debt” means, with respect to any Person, without duplication:

(a)	all indebtedness of such Person for borrowed money;

(b)	that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(d)	any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

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(e)	all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f)	the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g)	the guarantee by such Person of the Debt of another;

(h)	all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s non-Guarantor Subsidiaries in respect of Preferred Stock;

(i)	all net obligations of such Person in respect of any Derivative Transaction, including any hedge agreements, whether or not entered into for hedging or speculative purposes; and

(j) all obligations of such Person in respect of, or any exposure under, any Synthetic Transaction,

provided, that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, Consolidated Secured Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith, and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by Holdings or any Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond, (C) anything accounted for as an operating lease in accordance with IFRS as of the Issue Date or (D) any pension obligation of Holdings or any Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of Holdings dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of Holdings or its Subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by Holdings or any Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash Consideration by Holdings (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

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“DGHL” means Digicel Group Holdings Limited.

“DHL” means Digicel Holdings (Bermuda) Limited.

“DHL Subordinated Intercompany Loan” means one or more unsecured loans made by DHL from time to time, as lender, to Holdings or the Company, as borrower, as required by the terms of the Exit Preferred Shares, which loans (i) are subordinated in right of payment to the Notes and the Senior Credit Facility (ii) do not bear interest or original issue discount or other fees, and (iii) do not mature or require any cash payments in respect of principal prior to the Maturity Date except on the terms set forth in the Proxy Statement under the heading “Description of the Exit Preferred Shares” as in effect on the Issue Date (it being understood that such loan shall constitute the Subordinated Intercompany Loan referred to and defined in the Proxy Statement under the heading “Description of the Exit Preferred Shares”, and shall be required to comply with the terms applicable thereto).

“Disposition” or “Dispose” means any sale, lease, sale and lease-back (including any Sale and Lease-Back Transaction), sublease, or other disposition, transfer or conveyance of any property or asset of any Person (including any issuance or sale of Capital Stock or other equity interests).

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of Holdings or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of Holdings (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“DL” means Digicel Limited.

“DOB True-Up” means upon consummation of a scheme of arrangement as contemplated by the Restructuring Support Agreement, an amount equal to the difference, if any, between (x) the aggregate amount of proceeds received by DGHL under the share purchase agreement dated October 24, 2021 associated with such contingent value rights distribution and (y) the aggregate amount required to be paid to DOB on account of such contingent value rights as contemplated in the Restructuring Support Agreement, to be distributed to DOB as and when contingent value rights are received by the Company, DL and/or DHL, as applicable.

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“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by Holdings at such time on the basis of the Spot Rate in effect on such date for the purchase of dollars with such currency.

“dollars” means the lawful currency of the United States of America.

“ECF Prepayment Amount” means an amount equal to (A) (i) if the Total Leverage Ratio exceeds 2.5 to 1.0 on the applicable testing date, 50% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year or (ii) if the Total Leverage Ratio is more than 2.0 to 1.0 but less than or equal to 2.5 to 1.0 on the applicable testing date, 25% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year (provided that the amount calculated pursuant to this clause (A) shall be zero for such fiscal year if (x) Total Leverage Ratio is equal to or less than 2.0 to 1.0 on the applicable testing date or (y) on a pro forma basis and after giving effect to the application of any ECF Prepayment Amount (calculated in accordance with definition excluding this clause (y)), Holdings and its Subsidiaries would have an Unrestricted Cash Amount of less than $300.0 million), minus (B) at the option of the Issuers (but subject to the final sentence of this definition), to the extent occurring during fiscal year (or occurring after such fiscal year and prior to the date of the applicable Excess Amount Offer and without duplication (including duplication of any amounts deducted in any prior fiscal year)), the following:

(1) the aggregate principal amount of any term loan or revolving credit exposure under the Senior Credit Facility voluntarily prepaid (or contractually committed to be prepaid);

(2) the aggregate principal amount of any Debt permitted to exist pursuant to the Indenture to the extent secured by Liens, voluntarily prepaid, repurchased, redeemed or otherwise retired (or contractually committed to be prepaid, repurchased, redeemed or otherwise retired);

(3) the amount of any reduction in the outstanding amount of any term loans under the Senior Credit Facility and/or any other Debt permitted to be incurred pursuant to the Indenture to the extent secured by Liens resulting from any purchase or assignment made in accordance with the Senior Credit Facility (including in connection with any Dutch Auction) and any equivalent provisions with respect to any such other Debt, but only to the extent of the actual price paid in connection with such purchase or acquisition;

(4) the aggregate principal amount of (i) all other optional prepayments of Debt, (ii) all mandatory prepayments and scheduled repayments of Debt and (iii) the aggregate amount of any premiums, make-whole or penalty payments actually paid in cash (or committed or budgeted) by Holdings and/or any Subsidiary during such that are or were required to be made in connection with any prepayment or redemption of Debt;

(5) all Cash payments in respect of capital expenditures as would be reported in Holdings’ consolidated statement of cash flows;

(6) Cash payments by Holdings and its Subsidiaries made (or committed or budgeted) in respect of long-term liabilities (including for purposes of clarity, the current portion of such long-term liabilities) of Holdings and its Subsidiaries other than Debt, except to the extent such cash payments were deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA for such period;

(7) any Investment (including acquisitions) permitted by the Indenture (other than Investments (x) in Cash or Cash Equivalents or (y) in Holdings or any Subsidiary) and/or any Restricted Payment permitted by the Indenture;

(8) the aggregate consideration (i) required to be paid in Cash by Holdings or its Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to capital expenditures, acquisitions or other Investments permitted by the Indenture and/or Restricted Payments described in clause (7) above and/or (ii) otherwise committed or budgeted to be made in connection with capital expenditures, acquisitions or Investments and/or Restricted Payments described in clause (7) above (clauses (i) and (ii) of this clause (8), the “Scheduled Consideration”) (other than Investments in (x) Cash and Cash Equivalents or (y) Holdings or any Subsidiary) to be consummated or made during the period of four consecutive fiscal quarters of Holdings following the end of such period; provided that to the extent the aggregate amount actually utilized to finance such capital expenditures, acquisitions, Investments or Restricted Payments during such subsequent period of four consecutive fiscal quarters is less than the Scheduled Consideration, the amount of the resulting shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive fiscal quarters;

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(9) to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in calculating Consolidated Net Income, the aggregate amount of any fee, loss, charge, expense, cost, accrual or reserve of any kind (“Charges”) paid or payable in Cash by Holdings and its Subsidiaries during such period;

(10) Consolidated Interest Expense to the extent paid or payable in Cash (including (A) fees and expenses paid to the Trustee in connection with its services under the Indenture, (B) other bank, administrative agency (or trustee) and financing fees (including rating agency fees), (C) costs of surety bonds in connection with financing activities (whether amortized or immediately expensed) and (D) commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements);

(11) taxes (including taxes paid or payable pursuant to any tax sharing arrangement or arrangements and/or any tax distribution) paid or payable, and provisions for taxes, to the extent payable in Cash with respect to such fiscal year;

(12) Cash payments (other than in respect of taxes, which are governed by clause (11) above) for any liability the accrual of which in a prior period did not reduce Consolidated Adjusted EBITDA and therefore increased Excess Cash Flow in such prior period (provided there was no other deduction to Consolidated Adjusted EBITDA or Excess Cash Flow related to such payment);

(13) the amount of any tax obligation of Holdings and/or any Subsidiary that is estimated in good faith by the Issuers as due and payable (but is not currently due and payable) by Holdings and/or any Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Subsidiary to Holdings and/or any Subsidiary;

(14) Cash expenditures in respect of any Derivative Transaction during such period to the extent not otherwise deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA; and

(15) the aggregate amount of expenditures actually made by Holdings and/or any Subsidiary in Cash (including any expenditure for the payment of fees or other Charges (or any amortization thereof for such period) in connection with any Disposition, incurrence or repayment of Debt, issuance of Capital Stock, refinancing transaction, amendment or modification of any debt instrument, including the Indenture, and including, in each case, any such transaction consummated prior to, on or after the Issue Date, and Charges incurred in connection therewith, whether or not such transaction was successful), to the extent that such expenditures were not expensed;

in the case of each of clauses (1) through (15) (as applicable), (I) excluding any such prepayments made during such fiscal year that reduced the amount required to be prepaid pursuant to an Excess Amount Offer in the prior fiscal year, (II) in the case of any prepayment of revolving Debt, to the extent accompanied by a permanent reduction in the relevant commitment and (III) to the extent that such prepayments were not financed with the proceeds of other Debt (other than revolving Debt) of Holdings or its Subsidiaries. For the avoidance of doubt it is intended that the aggregate amount of deductions determined pursuant to clauses (1) through (15) above for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under the Indenture and under the corresponding provisions of the Senior Credit Facility (as in effect in the Issue Date without giving effect to amendments or waivers thereunder) and if there would otherwise be a difference the greater amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under the Indenture.

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Excess Amount” means, for any fiscal year of the Issuers, an amount certified by the Issuers to the Trustee equal to the excess, if any, of (a)(i) the ECF Prepayment Amount for such fiscal year, less (ii) the ECF Prepayment Amount (as defined in and determined pursuant to the Senior Credit Facility as in effect on the Issue Date without giving effect to any subsequent amendment or waiver) for such fiscal year over (b) $10.0 million.

“Excess Cash Flow” means, for any fiscal year, an amount (if positive) equal to:

(a)    the sum, without duplication, of the amounts for such period of the following:

(i)	Consolidated Adjusted EBITDA for such period, plus

(ii)	the Consolidated Working Capital Adjustment for such period, minus

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(b)    the sum, without duplication, of the amounts for such period of the following:

(i)	any foreign translation losses paid or payable in cash (including any currency re-measurement of Debt, any net gain or loss resulting from Derivative Transactions for currency exchange risk resulting from any intercompany Debt, any foreign currency translation or transaction or any other currency-related risk) to the extent included in calculating Consolidated Adjusted EBITDA, plus

(ii)	an amount equal to (A) any fee, loss, charge, expense, cost, accrual or reserve of any kind either (1) excluded in calculating Consolidated Net Income or (2) added back in calculating Consolidated Adjusted EBITDA, in each case, to the extent paid or payable in cash and (B) all non-Cash credits included in calculating Consolidated Net Income or Consolidated Adjusted EBITDA, plus

(iii)	amounts paid in Cash (except to the extent financed with long term funded Debt (other than revolving Debt)) during such period on account of (A) items that were accounted for as non-Cash reductions of Consolidated Net Income or Consolidated Adjusted EBITDA in a prior period and (B) reserves or amounts established in purchase accounting to the extent such reserves or amounts are added back to, or not deducted from, Consolidated Net Income, plus

(iv)	the aggregate amount of any extraordinary, unusual, special or non-recurring cash Charges paid or payable during such period (whether or not incurred in such Excess Cash Flow Period) that were excluded in calculating Consolidated Adjusted EBITDA (including any component definition used therein) for such period, plus

(v)	the amount of any payment of Cash to be amortized or expensed over a future period and recorded as a long-term asset.

For the avoidance of doubt, it is intended that Excess Cash Flow for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under the Indenture and under the corresponding provisions of the Senior Credit Facility (as in effect in the Issue Date without giving effect to amendments or waivers thereunder), and if there would otherwise be a difference, the lower amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under the Indenture.

“Excess Cash Flow Period” means each full Fiscal Year of the Issuers ending after the Issue Date (commencing, for the avoidance of doubt, with the Fiscal Year ending on March 31, 2025).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Excluded Subsidiary” means:

(a)	any Subsidiary that is a non-Wholly Owned Subsidiary that is a Joint Venture, but solely if, and to the extent that, such entity’s organizational or joint venture documents prohibit such entity from providing a Guarantee, or doing so would require any consent from any Person (other than Holdings or any affiliate thereof) that owns any Capital Stock of such non-Wholly-Owned Subsidiary, but, in each case, only for so long as any such prohibition or restriction exists, or such consent has not been obtained (it being understood that Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, any such consent);

(b)	any Immaterial Subsidiary and, solely with respect to any Immaterial Subsidiary organized or incorporated in a jurisdiction in which a Guarantor is organized or incorporated, the burden or cost of such Immaterial Subsidiary providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under the Notes (provided, that the same determination is made in respect of the Senior Credit Facility and any other Pari Passu Debt);

(c)	any Subsidiary that is prohibited or restricted from providing a Guarantee by law, rule or regulation, or as a result of any bona fide contractual obligation owing to a third party (except DOB) and arising in connection with an arm’s length transaction with such third party consummated in good faith and for a legitimate business purpose, and not entered into in contemplation of such Person becoming a Subsidiary or for purposes of circumventing any requirements hereof, or that would, pursuant to any such law, rule, regulation or bona fide contractual obligation, require any governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles), in each case, to the extent such consent, approval, license or authorization is not so received (it being understood that Holdings and its Subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization, but, in the case of any consent, approval, license or authorization required from any third party under any contractual obligation, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent);

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(d)	any not-for-profit Subsidiary;

(e)	any captive insurance Subsidiary or Subsidiary that is a broker-dealer;

(f)	any special purpose entity (including any special purpose entity used for any Permitted Receivables Financing, or Permitted Receivables Disposition), so long as such entity does not have any recourse to any Issuer or other Subsidiary thereof (or any of their respective assets);

(g)	any Person (and any Subsidiary thereof) that becomes Subsidiary of Holdings pursuant to an acquisition after the Issue Date permitted under the Indenture if, but only to the extent and for so long as, such Person (and any Subsidiary thereof) is prohibited from becoming a Guarantor or providing a Guarantee pursuant to the terms of secured Debt of such Person (or, in the case of its Subsidiary, such Subsidiary’s guarantee thereof) existing at the time that such Person (and any Subsidiary thereof) became a Subsidiary of Holdings (so long as such Debt was not incurred in contemplation of such acquisition, or of such Person becoming a Subsidiary, or to avoid or circumvent any obligations with respect to the Notes), but only until such prohibition no longer exists;

(h)	any Subsidiary if the provision of a Guarantee could reasonably be expected to result in material adverse tax consequences to any Issuer or any Guarantor, or any of their material Subsidiaries, as determined by Holdings in good faith(provided that the same determination is made in respect of the Senior Credit Facility and any other Pari Passu Debt);

(i)	any other Subsidiary with respect to which, in the reasonable good faith judgment of Holdings, the burden or cost of providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under the Notes (provided that (x) the same determination is also made in respect of the Senior Credit Facility and any other Pari Passu Debt, and (y) such Subsidiary does not own any Material IP); and

(j)	any other Subsidiary that is not, by reason of the Agreed Security Principles, required to provide a Guarantee or enter into the Collateral Documents,

provided, that, notwithstanding any of the foregoing, (A) no Subsidiary that was a guarantor of the 2024 SSNs or of the Existing Senior Credit Facility pursuant to the terms thereof (as in effect immediately prior to the Issue Date), or that was not an “Excluded Subsidiary” under the 2024 SSNs or of the Existing Senior Credit Facility (based on the definition of such term therein), in each case, on the Issue Date shall be an Excluded Subsidiary for purposes of the Notes on the Issue Date, (B) no Subsidiary that guarantees (or is required to guarantee) the Senior Credit Facility or any Pari Passu Debt or any other Funded Debt of Holdings, the Company or any Guarantor at any time shall constitute or be treated as an Excluded Subsidiary under the Indenture or for purposes of the Notes, and (C) any Person that ceases to qualify as an Excluded Subsidiary for any reason at any time shall, within the time periods set forth in the Indenture, take such actions as are required by the Indenture to become a Guarantor and provide the Guarantees required by the Indenture.

The Indenture will provide that, notwithstanding anything else to the contrary, no Excluded Subsidiary may at any time own or hold any exclusive license to, and the Issuers shall not, and shall not permit any of their Subsidiaries to, transfer or grant to any Excluded Subsidiary legal or beneficial ownership of, or any exclusive license to, any Material IP owned by any of the Issuers or any of their Subsidiaries (provided that, for the avoidance of doubt, the foregoing will not prohibit non-exclusive licenses of Material IP).

“Existing Joint Venture” means any Joint Venture in existence on the Issue Date.

“Exit Preferred Shares” means the convertible preferred shares to be issued by DHL on or about the Issue Date under its amended bye-laws, the material terms and conditions of which are set forth in Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”

“Exit Preferred Shares Offering Amount” means the up to $110 million of the Exit Preferred Shares to be issued in the Transactions, as it may be reduced by any amounts recovered on account of intercompany loans owed by DGHL to DL or any of DL’s subsidiaries prior to the issuance of such Exit Preferred Shares, as further described in Annex IV to the Proxy Statement.

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“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by Holdings’ board of directors.

“First Priority Obligations” means (i) the Notes Obligations, and (ii) any Pari Passu Debt; provided that, the aggregate principal amount of all First Priority Obligations that may be incurred and outstanding at any time in accordance with the Indenture (except any Debt incurred as a result of the payment of interest in kind) shall not exceed an amount equal to (x) the aggregate principal amount of loans incurred under the Senior Credit Facility on the Issue Date (plus any Debt issued as payment of interest in kind thereon), plus (y) the aggregate principal amount of Notes issued on the Issue Date, including any PIK Notes with respect thereto, plus (z) $100.0 million.

“Fitch” means Fitch Ratings, Inc., also known as Fitch Ratings, and its successors.

“Foreign Working Capital Facility” means (i) a working capital credit facility expected to be entered into by Digicel (Trinidad & Tobago) Ltd., as borrower following the expected refinancing of the working capital facility by and between RBC Royal Bank (Trinidad and Tobago) Limited, as lender, and Digicel Limited, as borrower and (ii) any other working capital credit facility entered into by a Subsidiary in the ordinary course of business organized under the laws of a jurisdiction other than the United States; provided that the Debt thereunder shall not be secured by Liens on any Collateral, and shall not be guaranteed by the Issuers or any Guarantor.

“Funded Debt” means Debt created, assumed or guaranteed by a Person for money borrowed. For the avoidance of doubt, Funded Debt specifically (x) includes all Debt and obligations of such Person with respect to Credit Facilities, or evidenced by bonds, debentures, notes or similar instruments, or any other similar obligation upon which interest charges are customarily paid, but (y) excludes current accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade, and Debt of the type described in clauses (b), (c), (d), (e), (f), (g), (j) and (s) of paragraph (2) under the heading “—Certain Covenants—Limitation on Debt.”

“guarantees” means, as applied to any Debt or other obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Future DPL Sale Proceeds” means all cash and cash equivalents (including, but not limited to, pursuant to the earn-out provisions and escrow arrangements) paid to DGHL at any time on or after May 28, 2023 pursuant to the terms of that certain share purchase agreement, dated October 24, 2021, entered into between BidCo (S) Pte. Ltd., Telstra Corporation Limited and the Company, relating to the purchase and sale of Digicel Pacific Limited.

“Guarantee” means any guarantee in accordance with the provisions of the Indenture of the Issuers’ Debt or other obligations under, or with respect to, the Notes, the Indenture and the other Notes Documents, whether provided by any direct or indirect Subsidiary of the Issuers (including the Guarantees by the Guarantors dated as of the date of the Indenture) or by any other Person. When used as a verb, to “Guarantee” shall have a corresponding meaning.

“Haiti Hotel” means that certain hotel in Port-au-Prince, Haiti owned by Turgeau Developments S.A., a Subsidiary of Holdings.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of Holdings (other than any Subsidiary that is a Guarantor on the Issue Date) (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of Holdings and its Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of Holdings and its Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of Holdings and its Subsidiaries as of the last day of the most recently ended Test Period.

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“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by Holdings or any of its Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by Holdings or any of its Subsidiaries to any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means (i) Denis O’Brien and any Permitted Transferee of Denis O’Brien, and (ii) the Other Investors.

“Issue Date” means the date the Notes are initially issued in connection with the Transactions.

“Joint Venture” means, with respect to any Person, any other Person in which such Person owns Capital Stock (but which is not a Wholly-Owned Subsidiary of such Person), and including, for the avoidance of doubt, any other Person in which such Person owns less than a 100% interest; provided that, a Person shall only constitute a Joint Venture of Holdings or any Subsidiary thereof for purposes of the Indenture if (a) any Capital Stock therein that is not owned by Holdings or any Subsidiary thereof shall be owned by a Person that is not an affiliate of Holdings, and (b) the organizational or joint venture documents of such Joint Venture shall, in the case of any Joint Venture that exists on the Issue Date, be in the form in effect on the Issue Date (as may be amended in accordance with the terms thereof, to the extent not adverse to the interests of the holders of the Notes).

“Lease Adjusted EBITDA” means Consolidated Adjusted EBITDA, excluding any amounts resulting from addbacks for, (x) any interest expense relating to or arising under any license or lease agreement(s) (determined in accordance with IFRS), (y) cash principal or capital payments related to any lease agreement (determined in accordance with IFRS), or (z) cash principal or capital payments relating to any license agreement (determined in accordance with IFRS), unless otherwise included as a deduction in the definition of Consolidated Adjusted EBITDA.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, Lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Madiacom Facility” means that certain credit facility by and among Madiacom, a simplified joint stock company regulated under the laws of France, having its registered office at Immeuble Sodacom quartier Bois Rouge, 97224, Ducos, registered under number 880041397 (“Madiacom”) and the lenders party thereto, as in effect as of the Issue Date and as the same may be amended from time to time.

“Market Intercreditor Agreement” means an intercreditor or subordination agreement or arrangement (which may take the form of a “waterfall” or similar provision) the terms of which are (a) in the case of an intercreditor or subordination agreement governing any Debt that is junior to the Notes Obligations, consistent with market terms governing intercreditor arrangements for the sharing or subordination of Liens or arrangements relating to the distribution of payments in respect of Collateral, as applicable, at the time the applicable agreement or arrangement is proposed to be established in light of the type of Debt subject thereto, or (b) in the case of the First Lien Intercreditor Agreement, or in the event a “Market Intercreditor Agreement” is to be entered into after the Issue Date with respect to any First Priority Obligations, the terms of which are, taken as a whole, not materially less favorable to the holders of the Notes than the terms of the First Lien Intercreditor Agreement.

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“Material IP” means intellectual property registered in any jurisdiction that is material to the business of Holdings and its Subsidiaries, taken as a whole (as reasonably determined by the Issuers in good faith).

“Material Real Estate Asset” means any “fee-owned” Real Estate Asset, acquired by any Issuer after the Issue Date having a Fair Market Value, individually or in the aggregate, in excess of $25.0 million as of the date of acquisition thereof, and not located in Haiti.

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minimum Consolidated Liquidity” means, as of any date, a minimum of $100.0 million in unrestricted Cash and Cash Equivalents held by the Issuers and their Subsidiaries, on a consolidated basis.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and Holdings’ good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt which is secured by the asset sold in such Asset Sale and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than (x) any Debt that is secured by a Lien ranking pari passu with, or junior to, the Liens securing the Notes, or (y) any Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to Holdings or any of its Subsidiaries) from the sale price for such Disposition, and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of Holdings or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“New Take-Back Notes” means the Senior Notes to be issued by Newco in the Transactions.

“Newco” means Digicel MidCo Limited.

“Notes Obligations” means all Debt and other obligations of the Issuers and the Guarantors under or with respect to the Notes, the Guarantees, and the Notes Documents.

“Notes Documents” means the Indenture, the Notes, the Guarantees and the Collateral Documents.

“Officer’s Certificate” means a certificate signed by an officer of the Issuers, a Guarantor or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Other Investors” means each PCG Ad Hoc Group Member (as defined in the Restructuring Support Agreement) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 15% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings, together with its affiliates and related funds.

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“Parent Company” means any other Person, or group of Persons that are Affiliates of Holdings of which Holdings is an indirect Subsidiary.

“Pari Passu Debt” means (a) any Funded Debt of the Issuers that ranks equally in right of payment with the Notes, or (b) any Funded Debt of a Guarantor that ranks equally in right of payment to the Guarantee of such Guarantor; provided that, in each case, any such Debt is secured by ratable Liens on the Collateral having the same priority (but without regard to control of remedies) as the Liens securing the Notes Obligations, and is permitted to be incurred, secured and guaranteed on such basis by the Indenture, and is subject to the First Lien Intercreditor Agreement and any Market Intercreditor Agreement; provided, further, that, the aggregate principal amount of all Pari Passu Debt (including under the Senior Credit Facility) that may be outstanding at any time (except any Debt incurred as a result of the payment of interest in kind on Pari Passu Debt otherwise permitted hereunder in accordance with the terms thereof) shall not exceed an amount equal to (x) the aggregate principal amount of loans incurred under the Senior Credit Facility on the Issue Date (plus any Debt issued as payment of interest in kind thereon), plus (y) $100.0 million. The Notes (including any Notes issued as payment in kind thereon) shall not be deemed Pari Passu Debt.

“Permitted Debt” has the meaning given to such term under “Certain Covenants—Limitation on Debt.”

“Permitted DIP Financing” means any Debt incurred pursuant to a debtor-in-possession financing permitted pursuant to the First Lien Intercreditor Agreement.

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments by:

(i)	either Issuer or any Guarantor in (x) either Issuer or any Guarantor, or (y) any other Person, if as a result of such Investment such other Person becomes an Issuer or a Guarantor, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, an Issuer or a Guarantor; provided that, in the case of this clause (i)(y), (A) no Event of Default has occurred and is continuing or would result therefrom, and (B) on a pro forma basis for such Investment, tested, at the option of Holdings, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, Holdings would have Minimum Consolidated Liquidity (provided that if Holdings has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment);

(ii)	any Subsidiary that is not an Issuer or a Guarantor in (x) either Issuer or any Subsidiary, or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, an Issuer or a Subsidiary; and

(iii)	either Issuer or any Guarantor in (x) any Subsidiary that is not an Issuer or a Guarantor, or (y) any other Person, if as a result of such Investment such other Person becomes a non-Guarantor Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a non-Guarantor Subsidiary, in an aggregate amount not to exceed $25.0 million outstanding at any time; provided that no Event of Default has occurred and is continuing or would result therefrom; and provided, further that any equity interest in a Subsidiary acquired by either Issuer or any Guarantor as a result of an Investment pursuant to this clause (b)(iii), other than an Excluded Subsidiary, shall be pledged as Collateral (other than Excluded Assets and subject to the Agreed Security Principles).

(c)	any payments or other transactions pursuant to a tax sharing agreement between Holdings and any other Person with which Holdings files or filed a consolidated tax return or with which Holdings is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

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(d)	Investments in any Similar Business in an aggregate outstanding amount not to exceed $50.0 million per fiscal year; (provided that 50% of any unused amount shall be carried forward to subsequent fiscal years (and which carried over amounts shall be deemed first applied in any subsequent fiscal year)); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) on a pro forma basis for such Investment, tested, at the option of Holdings, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, Holdings has Minimum Consolidated Liquidity (provided that if Holdings has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment); and provided, further, that (i) any equity interests acquired as a result of an Investment pursuant to this clause (d) shall be pledged as Collateral (other than to the extent constituting Excluded Assets, and subject to the Agreed Security Principles), and (ii) to the extent that such an investee becomes a Subsidiary of the Company as a result of an equity investment, unless such investee would be classified as an Excluded Subsidiary, such entity shall provide a Guarantee of the Notes in accordance with the terms of the Indenture;

(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant, or any other Disposition of assets not constituting an Asset Sale (other than pursuant to clause (f) of the definition of “Asset Sale”);

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of Newco or any other Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions but permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of Holdings or any Subsidiary made in the ordinary course of business and consistent with Holdings’ past practices or past practices of the Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

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(o)	(i) Investments of any Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, Holdings or any Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

(q)	Investments made after the Issue Date by Holdings and the Guarantors (i) in an aggregate amount at any time outstanding not to exceed $25.0 million; plus (ii) the amount of any net cash proceeds of contributions in respect of Qualified Capital Stock of Holdings received by Holdings not more than 30 days prior to the applicable Investment;

(r)	[reserved];

(s)	(i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of Holdings and/or its Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant (other than clause (i) thereof); provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of Holdings’ or any Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of Holdings or any Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(x)	[reserved];

(y)	Investments made in Joint Ventures as required by, or made pursuant to, buy/sell arrangements between the Joint Venture parties set forth in Joint Venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of Holdings, Holdings, its Subsidiaries and/or any Joint Venture;

(bb)	[reserved];

(cc)	the conversion to Qualified Capital Stock of any Debt owed by Holdings or any Subsidiary and permitted under “Certain Covenants—Limitation on Debt;”

(dd)	Investments by Unigestion Holding, S.A. in Turgeau Developments S.A. for the purposes of funding service, utility, operational and other similar fees and expenses in respect of the Haiti Hotel; provided that (x) the aggregate amount of such Investments does not exceed $4.0 million in any fiscal year, and (y) such Investments shall be pledged as Collateral (subject to the Agreed Security Principles);

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(ee)	Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	pro rata Investments in cash in (i) loans under the Senior Credit Facility and (ii) the Notes;

(gg)	guarantees of obligations of Holdings or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(hh)	Investments in Madiacom representing required capital contributions that pursuant to the terms of the Joint Venture agreement (as in effect on the Issue Date); provided that (i) the aggregate amount of Investments made pursuant to this clause (hh) may not exceed (A) per fiscal year, the lesser of (x) $25.0 million and (y) the pro rata share of the amount of actual capital expenditures (based on Holdings’ and its Subsidiaries equity ownership of Madiacom required by Madiacom in the particular fiscal year), and (B) $40.0 million in the aggregate since the Issue Date and (ii) no Specified Event of Default exists and is continuing or would result from such Investment (other than with respect to an Immaterial Subsidiary).

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clause (2)(a) under “Certain Covenants—Limitation on Debt;” provided that, if any such Lien is on Collateral, the holders of such Debt (or a representative thereof) shall be party to the First Lien Intercreditor Agreement or, if such Debt ranks junior in right of payment to the Notes, an Acceptable Intercreditor Agreement;

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of Holdings’ or any Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s Liens or bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to Holdings and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of Holdings and its Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by Holdings and/or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

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(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable requirements of law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable requirements of law is required;

(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of Holdings’ or any Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to clauses (a), (c), (i), (k) and (l) of paragraph (2) under “Certain Covenants—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced (it being understood that such refinancings, refundings or replacements of individual financings of the type permitted under clause (k) under such covenant provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(k)	Liens existing on the Issue Date after giving effect to the Transactions (and any modification, replacement, refinancing, renewal or extension thereof); provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant; provided that such Liens attach only to the property sold and being leased in such transaction, and any accessions and additions thereto or proceeds and products thereof and related property;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, replacements, accessions or additions thereto and improvements thereon, it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

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(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Holdings or any Subsidiary arising in the ordinary course of Holdings’ or any Subsidiary’s business, including rights of offset and set-off;

(p)	(i) Liens on assets of Subsidiaries that are not Guarantors to secure trade and operational Debt (other than Funded Debt) arising in the ordinary course of business, (ii) Liens on local currency cash deposits of borrowers under a permitted Foreign Working Capital Facility to secure obligations thereunder, and (iii) involuntary Liens arising out of operation of law;

(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of Holdings and/or its Subsidiaries;

(r)	Liens securing any Foreign Working Capital Facilities permitted pursuant to clause (w) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that such Liens may only be pledged over assets of a borrower that incurred such Debt in respect of Foreign Working Capital Facilities;

(s)	other Liens on assets securing Debt or other obligations of the Issuers and the Guarantors in an aggregate principal amount at any time outstanding not to exceed $25.0 million; provided that such Liens may not secure Funded Debt;

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by Holdings or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens (i) in favor of the Issuers or the Guarantors and/or (ii) granted by any non-Guarantor Subsidiary in favor of any Issuer or any Subsidiary;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between any Issuer, any Guarantor or any Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt,” which Liens, in each case under this clause (aa), may be (but are not required to be) secured by all of the Collateral on a pari passu basis with respect to the obligations so long as the Lien on the Collateral is subject to the First Lien Intercreditor Agreement;

(bb)	(i) Liens on Capital Stock of Joint Ventures securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in Joint Venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

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(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd)	undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any requirement of law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any requirement of law in respect of any acquisition or other similar Investment;

(gg)	Liens on the Collateral ranking junior to the Liens securing the Notes and the Guarantees pursuant to an intercreditor agreement containing customary terms (as certified by Holdings to the Trustee);

(hh)	Liens on notes receivable, accounts receivable and related assets and the equity interests of any Excluded Subsidiary under paragraph (f) of the definition thereof, in each case, securing any Permitted Receivables Financing; and

(ii)	Liens on assets of Subsidiaries other than the Guarantors securing Debt of Subsidiaries other than the Guarantors.

“Permitted Receivables Financing” means any securitization, any receivables facility, or any financing of notes receivable, accounts receivable and other rights to payment and the proceeds thereof, as the case may be, in each case, entered into by Holdings or any of its Subsidiaries with a third party (other than DOB) on a non-recourse basis (except for (i) recourse to any assets owned by Holdings or any such Subsidiary underlying such financing, so long as the aggregate principal amount shall not exceed $50.0 million in any fiscal year, (ii) any Standard Securitization Undertakings, and (iii) an unsecured parent guarantee by the Person that is the direct parent of the borrower under such financing), on arms’ length terms and in good faith; provided, that, (a) the aggregate principal amount of Debt outstanding at any time thereunder shall not exceed $50.0 million, and (b) no Event of Default shall have occurred and be continuing as of the time of effectiveness of such Permitted Receivables Financing, or would result therefrom.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, Joint Venture, association, company, partnership, governmental authority or any other entity.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)	(i) in the case of any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of Holdings or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and (ii) in the case of any acquisition permitted by the Indenture or Permitted Investment in a Subsidiary as described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

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(b)	any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)	any Debt incurred by Holdings or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of Holdings in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by Holdings; and

(d)	the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a Subsidiary or merging, amalgamating or consolidating with or into Holdings or any of its Subsidiaries, or the Disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Proxy Statement” means the proxy solicitation statement, dated as of August 21, 2023, with respect to the Bermuda schemes of arrangement related to the Transactions contemplated by the Restructuring Support Agreement.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of Holdings, the Company or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided, that if any of Moody’s, S&P and Fitch ceases to rate the Notes or fails to make a rating of the r Notes publicly available for reasons outside of the Company’s and the Guarantors’ control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Issuers as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the Notes.

“Real Estate Asset” means, at any time of determination, all right, title and interest of either Issuer or any Guarantor in and to all owned real property and all real property leased or subleased by either Issuer or any Guarantor (including, but not limited to, land, improvements and fixtures thereon) of such Issuer or Guarantor. For the avoidance of doubt, Real Estate Assets shall not include any right under any co-location or similar agreement.

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“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in Holdings’ business or in that of the Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restructuring Support Agreement” means that certain restructuring support agreement, dated as of June 27, 2023 by and among Digicel Limited, Digicel Holdings (Bermuda) Limited, the Issuers, DIFL US Finance LLC, the supporting lenders party thereto and DOB, incorporated by reference into the Proxy Statement.

“Restricted Debt” means (i) the DHL Subordinated Intercompany Loan, (ii) the New Take-Back Notes, and any other debt of any direct or indirect parent of the Company, and (iii) any Funded Debt incurred by any Issuer or Subsidiary thereof (other than First Priority Obligations incurred in accordance with the Indenture).

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement to be dated on or about the Issue Date by and among the lenders party thereto and Wilmington Savings Fund Society, FSB, as Administrative Agent and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Senior Credit Facility Obligations” means all Debt and other obligations of the Issuers and the Guarantees under or with respect to the Senior Credit Facility.

“Series” means (i) the Notes, (ii) the obligations under the Senior Credit Facility and (iii) each other issuance or incurrence of Debt that is secured on a pari passu basis with the foregoing.

“Services Agreement” means the services agreement to be entered into by and among Holdings, certain of its Subsidiaries and Mr. Denis O’Brien on or about the Issue Date, as contemplated by the Restructuring Support Agreement as in effect as of the Issue Date, or as modified in accordance with the terms thereof (so long as such modification is not adverse to the holders of the Notes).

“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Priority Obligations (or the Collateral Agent for their benefit) hold a valid and perfected security interest at such time. If more than two Series of First Priority Obligations are outstanding at any time and the holders of less than all Series of First Priority Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Priority Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time. As of the Issue Date, all Collateral shall be Shared Collateral with respect to the Notes and the Senior Credit Facility.

“Shareholders Agreement” means that certain shareholders agreement, dated as of the Issue Date, among DHL and the shareholders party thereto.

“Significant Equity Holder” means any Person (other than an Other Investor or an Affiliated Holder, or any of their respective affiliates/related funds) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 25% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of Holdings within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) thereof shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA), for avoidance of doubt, the Company and the Issue Date Guarantors shall be considered Significant Subsidiaries.

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“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by Holdings or any Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Specified Event of Default” means, with respect to either Issuer or a Guarantor, an Event of Default under clauses (a), (b) or (g) of paragraph (1) under the heading “—Events of Default”.

“Specified Intercompany Loans” means intercompany loans owing at any time by DGHL to DL and/or to one or more of DL’s Subsidiaries, and any intercompany receivables, rights and/or claims that DL or any of its Subsidiaries have or may have at any time in respect of any Future DPL Sale Proceeds or any remaining assets DGHL, and/or against DGHL, and includes the Specified Intercompany Loans referred to (and as defined) on Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by Holdings; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, Holdings may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Standard Securitization Undertakings” means all representations, warranties, covenants, pledges, transfers, purchases, dispositions, guaranties and indemnities (including repurchase obligations in the event of a breach of representation and warranty) and other undertakings made or provided, and servicing obligations undertaken, by any Issuer or any of their respective Subsidiaries that the Issuers have determined in good faith to be customary in connection with a Permitted Receivables Financing.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Subsidiary which serves to maintain or increase Holdings’ or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing Holdings’ or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a Subsidiary (or any business unit, line of business or division of Holdings or a Subsidiary) not prohibited by the Indenture, (d) any incurrence or repayment of Debt (other than revolving Debt) and/or (e) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuers or any of the Guarantors that is subordinated in right of payment to the Notes or the Guarantees of such Guarantors, as the case may be.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, Joint Venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided, that, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any direct or indirect Subsidiary of Holdings.

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“Synthetic Transaction” means any securitization, receivables facility or any receivables financing, factoring transaction, or any other synthetic or off-balance-sheet financing transaction, including any Permitted Receivables Financing.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of Holdings and its Subsidiaries are available.

“Total Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for Holdings and its Subsidiaries.

“Transactions” means the consummation of the transactions contemplated by the Restructuring Support Agreement, including, without limitation, (a) the issuance of the Notes on the Issue Date, (b) the issuance of new Senior Cash Pay/PIK Notes due 2028 to be issued by Newco, (c) the issuance of common shares of DHL and (d) the issuance of Exit Preferred Shares in connection with certain scheme of arrangements pursuant to section 99 of the Companies Act 1981 of Bermuda.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means, as applicable to the jurisdiction in determination, (i) the Uniform Commercial Code, as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests, or (ii) any statute, code or law of any other state, country or jurisdiction (including, without limitation, Bermuda and any other jurisdiction applicable to Holdings, the Company or any of their respective direct or indirect Subsidiaries, or any of the respective assets of any of the foregoing), to the extent such statute, code or law governs or set forth any rules, regulations or procedures relating to the creation or perfection of security interests in such jurisdiction.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted pari passu or junior secured Debt (which may also include Cash and Cash Equivalents securing other Debt that is secured by a Lien on Collateral along with the Credit Facilities and/or any other permitted pari passu or junior secured Debt), in each case as determined in accordance with IFRS.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

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ANNEX II—Description of the new dml unsecured notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of the New DML Unsecured Notes,” the word “Issuer” refers to Digicel MidCo Limited, which will be the issuer of the Notes, and not to any of its Subsidiaries. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuer will issue the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) among the Issuer and Wilmington Savings Fund Society, FSB, as trustee for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is required to be and will be qualified under the Trust Indenture Act of 1939, and will include certain provisions as required in connection therewith, as determined by the Trustee.

The following description is a summary of the material terms of the Indenture. It does not, however, purport to restate, and is qualified in its entirety by reference to, the provisions of the Indenture and the other Notes Documents, and, where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes and the Indenture, as applicable. You should read the Indenture because it contains additional information and because the Indenture and not this description defines your rights as a holder of the Notes. A copy of the proposed form of the Indenture may be requested from the Issuer at the address indicated under “Summary—Corporate Information” in the Proxy Statement.

Brief Description of the Notes

The Notes and the Issuer’s Notes Obligations will:

(a)	be the Issuer’s general unsecured obligations;

(b)	mature on November 25, 2028; and

(c)	bear interest payable in cash and in kind, as described in “Principal, Maturity and Interest” below.

The Issuer’s obligations under the Notes and the Indenture will not be guaranteed by any of the Issuer’s Subsidiaries. As a result, the Notes will be structurally subordinated to all liabilities of the Issuer’s Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Issuer’s Subsidiaries, the Issuer’s Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of March 31, 2023, on an as adjusted basis after giving effect to the various transactions described under “Capitalization,” the Issuer’s Subsidiaries would have had an aggregate of approximately $3.07 billion of long-term debt.

The Indenture will require the Issuer and each of its Subsidiaries to be subject to, and comply with, each of the restrictive covenants in the Indenture, including as described below under “Certain Covenants” below.

Ranking of the Notes

The Notes and the Issuer’s Notes Obligations will:

(a)	be general, senior unsecured obligations of the Issuer;

(b)	rank equally and pari passu in right of payment with any and all of the Issuer’s existing and future unsubordinated Debt;

(c)	be effectively senior to any and all of the Issuer’s existing and future Debt that is subordinated in right of payment;

(d)	be structurally subordinated to any and all existing and future Debt and other liabilities of any of the Issuer’s Subsidiaries (including the New DIFL Secured Notes and the Senior Credit Facility); and

(e)	be effectively subordinated to any and all of the Issuer’s existing and future secured Debt to the extent of the value of the assets securing such Debt.

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Although the Indenture will contain limitations on the amount of additional Debt that the Issuer and its Subsidiaries may incur, the amount of such additional Debt could be substantial.

Principal, Maturity and Interest

The Notes will mature on November 25, 2028 and 100% of the principal amount thereof will be payable on that date, unless redeemed prior thereto as described herein. The Issuer will issue $396.4 million aggregate principal amount of senior unsecured cash pay/PIK notes due 2028 (the “Notes”). The Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. Subject to the covenant described under “Certain Covenants—Limitation on Debt,” the Issuer is permitted to issue additional Notes (in addition to any PIK Notes, as defined below) under the Indenture (“Additional Notes”) from time to time; provided that if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of the New DML Unsecured Notes” references to the “Notes” include references to any Additional Notes that are actually issued. The Issuer is also permitted to issue PIK Notes as required by the next succeeding paragraph.

From the Issue Date until the second anniversary of the Issue Date, the Notes will accrue interest at a rate of 10.5% per annum, payable semi-annually by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). From and after the second anniversary of the Issue Date, the Issuer will have the option to pay interest on the Notes as PIK Interest or in cash and interest will be payable at a rate of 11.0% per annum if paid as PIK Interest and at a rate of 10.5% per annum if paid in cash; provided that the Issuer may elect to pay the interest in cash only if (i) the aggregate amount of unrestricted cash and cash equivalents at DIFL and the New DIFL Guarantors, calculated on a pro forma basis for such cash interest payment, would be at least $100.0 million, (ii) the interest on the loans outstanding under each of the Senior Credit Facility and the New DIFL Secured Notes has been paid in cash on the most recent interest payment dates, and (iii) either (a) the Consolidated Secured Leverage Ratio of DIFL and its consolidated subsidiaries, calculated on a pro forma basis for such cash interest payment, would not exceed 3.00 to 1.00 or (b) DIFL maintains a public corporate credit facility rating and a public corporate family rating of B2/B Stable or higher by at least two of the Ratings Agencies.

The Issuer may elect to pay interest as cash with respect to an interest period by delivering a notice to the Trustee at least 15 days prior to the beginning of such interest period. The Trustee, at the expense of the Issuer, shall promptly deliver a corresponding notice to the Holders. Substantially concurrently with delivering its payment election notice to the Trustee, the Issuer shall deliver the same notice to each of DIFL and DIHL.

Interest will be payable on each Note on May 15 and November 15 of each year, commencing on May 15, 2024 and at Maturity. The Issuer will pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the May 1 or November 1, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate.

The Issuer will pay cash interest on overdue installments of principal and interest at 1% per annum in excess of the above cash interest rate.

Notwithstanding the foregoing, any interest otherwise payable in PIK Notes upon redemption, required repurchase or Maturity shall be paid in cash.

Transfer and Exchange

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

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Additional Amounts

All payments that the Issuer makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Issuer is organized or is a resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or by or within any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

Notwithstanding the above, the Issuer will not pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or Disposition of the Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or the Indenture);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuer’s written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c)	in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the Code, as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later;

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(g)	with respect to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income which was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreement; and

(h)	with respect to any combination of the items listed above.

The Issuer will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Issuer will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing payment, or, if such tax receipts are not reasonably available to the Issuer, such other documentation that provides reasonable evidence of such payment by the Issuer.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. The Issuer will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuer will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (h) above or to the extent such holder received Additional Amounts with respect to such payments.

In addition, the Issuer will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes and/or any other such document or instrument.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to the Issuer and to any jurisdiction in which such successor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever the Indenture or this “Description of the New DML Unsecured Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuer may, subject to compliance with the covenants contained in the Indenture, on any one or more occasions, redeem all or a portion of the Notes at a redemption price equal to 100.0% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date.

This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

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If the Issuer redeems less than all of the outstanding Notes, such redemption shall be on a pro rata basis, and the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Mandatory Redemption

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control” and “—Certain Covenants—Limitation on Sale of Certain Assets.”

Offers to Purchase; Open Market Purchases

The Issuer and its Subsidiaries shall not be permitted to, at any time, redeem, repurchase, purchase, acquire or otherwise transact in the Notes (whether in the open market or in privately negotiated transactions, or pursuant to one or more tender or exchange offers or otherwise) unless such transaction is offered to all holders on a pro rata basis. Any Notes repurchased or redeemed as permitted by the Indenture must be delivered to the Trustee for cancellation.

Redemption, Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed (so long as resulting in such redemption being on a pro rata basis), (b) if the Notes are not listed on any securities exchange, on a pro rata basis, to the extent practicable, or if the pro rata basis is not practicable for any legitimate reason (as determined by the Trustee in good faith), by lot or such other similar method as the Trustee shall deem fair and appropriate to give effect to the pro rata requirements otherwise applicable, in each case in accordance with the procedures of DTC (except that any Notes represented by a global note will be redeemed in accordance with the procedures of DTC). No partial redemption shall reduce the principal amount of a Note not so redeemed to less than $1.00.

Notices of purchase or redemption shall be mailed by the Issuer by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Any redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent including, but not limited to, completion of an equity offering, a refinancing transaction or any other corporate transaction. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

At the Issuer’s written request, the Trustee shall give a notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the notice and other information required by this section.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuer must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1.00, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuer will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

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(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of the Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $1.00 or an integral multiple of $1.00 above such amount. The Issuer will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuer to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility. In addition, certain events that may constitute a change of control under the Senior Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. The New DIFL Secured Notes, the Senior Credit Facility and the Issuer’s future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuer of such repurchase.

If a Change of Control Offer is made, the Issuer cannot provide any assurance that it will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuer fails to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “—Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of the Issuer and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If the Issuer was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuer would be unable to fulfill its repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness” in the Proxy Statement.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuer will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders of the Notes the right to require the Issuer to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuer’s management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuer to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Issuer or its Subsidiaries in a transaction which constitutes a Change of Control.

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If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of such conflict.

“Change of Control” means the occurrence of any of the following events:

(a)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the voting or economic power or interests of the Issuer’s (or of any direct or indirect parent of the Issuer’s) outstanding Capital Stock (on a fully diluted basis), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, and (ii) any underwriter in connection with any equity offering; or

(b)	any change of control or similar event occurs and is not waived under the New DIFL Secured Notes, the Senior Credit Facility or any other Debt with a principal amount of at least $50.0 million under which the Issuer is obligor.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Issuer becomes a direct or indirect wholly owned Subsidiary of a holding company and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Capital Stock (or the Capital Stock of any Parent Company of the Issuer, if applicable) immediately prior to that transaction, or (b) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the beneficial owner of 35% or more of the voting or economic power or interests of the Capital Stock of such ultimate parent holding company.

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)       The Issuer will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt.

(2)       This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the incurrence by the Issuer or any Subsidiary of Debt under the Senior Credit Facility (including Debt outstanding on the Issue Date) and any other Credit Facilities (including as Senior Debt, Pari Passu Debt and Additional Notes); provided that the aggregate amount of Debt outstanding under Credit Facilities at any time shall not exceed the sum of (i) $2,500.0 million plus the principal amount of any Debt issued as payment of interest in kind on such Debt pursuant to the terms thereof and outstanding thereunder, less any amount of such Debt that is permanently repaid as provided under the “Limitation on Sale of Certain Assets” covenant, plus (ii) $100.0 million plus the principal amount of any Debt issued as payment of interest in kind thereon pursuant to the terms thereof and outstanding thereunder; provided that in connection with Debt incurred pursuant to clause (ii), the use of proceeds of such Debt is limited to (A) working capital purposes, (B) capital expenditures, (C) Permitted Investments, (D) refinancing, refunding or replacing Debt incurred under this clause 2(a) and (E) general corporate purposes;

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(b)	Debt of the Issuer to any Subsidiary and/or of any Subsidiary to the Issuer or any other Subsidiary; provided that any such Debt of the Issuer owed to any Subsidiary must be subordinated in right of payment to the Notes on customary terms;

(c)	to the extent constituting Debt, Sale and Lease-Back Transactions permitted under (i) clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” in an unlimited amount and (ii) clause (B) of such proviso not to exceed, together with Debt then outstanding and incurred pursuant to clause (k)(ii) below, $75.0 million in the aggregate outstanding at any time; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(d)	Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any Disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of the Issuer or any such Subsidiary pursuant to any such agreement;

(e)	Debt of the Issuer and/or any Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)	Debt of the Issuer and/or any Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)	Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)	guarantees by the Issuer and/or any Subsidiary of Debt of the Issuer or any Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant and not senior in right of payment to the Notes;

(i)	(i) The Notes issued on the Issue Date, and any PIK Notes issued upon payment of interest thereon (but excluding any Additional Notes, and any Debt (including any PIK Notes) issued as interest on such Additional Notes), (ii) the New DIFL Secured Notes and any additional New DIFL Secured Notes issued as payment in kind thereon after the Issue Date, (iii) other Debt of the Issuer and/or any Subsidiary under any DHL Subordinated Intercompany Loan and (iv) Debt of the Issuer and/or any Subsidiary incurred prior to, and outstanding on, the Issue Date, after giving effect to the Transactions (other than Debt under the Senior Credit Facility); provided that, if the aggregate principal amount of any such Debt under this clause (iv) shall be in excess of $5.0 million, such Debt shall be described on a schedule attached to the Indenture; provided, further, that any such Debt outstanding on the Issue Date consisting of (x) Capital Leases or purchase money Debt, or (y) Debt under Foreign Working Capital Facilities shall be deemed to have been incurred under clauses (k) and (w) of this paragraph (2), respectively, and not this clause (i);

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(j)	Debt of the Issuer and/or any Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)	(i) Debt of the Issuer and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred prior to, and outstanding on, the Issue Date in an aggregate principal amount not to exceed $310.0 million, or (ii) Debt of the Issuer and/or any Subsidiary with respect to Capital Leases and purchase money Debt (including mortgage financing, industrial revenue bond or similar financings) incurred after the Issue Date in an aggregate outstanding principal amount, when taken together with Debt then outstanding and incurred pursuant to clause (c)(ii) above, not exceeding $75.0 million; provided that, in the case of this clause (k)(ii), (x)such Debt is incurred within 270 days of the acquisition or improvement of the applicable asset and (y) as of the date of incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(l)	Debt of any Person that becomes a Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that (i) such Debt existed at the time such Person became a Subsidiary or the assets subject to such Debt were acquired, (ii) such Debt was not created or incurred in anticipation thereof, (iii) such Debt shall not be guaranteed by the Issuer and (iv) Debt incurred pursuant to this clause (l) may not exceed $75.0 million at any time outstanding in the aggregate; provided, further that no Event of Default has occurred and is continuing or would result therefrom;

(m)	Debt consisting of promissory notes issued by the Issuer to any current or former director, officer, employee, member of management, manager or consultant of any parent of the Issuer, the Issuer or any Subsidiary (or their respective Immediate Family Members) so long as any obligations of the Issuer under such Debt are expressly subordinated to the Notes;

(n)	any Debt refinancing, refunding or replacing any Debt permitted under clauses (a), (c), (i), (k), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing, refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that:

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	(A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt, but that unsecured Debt may not be refinanced with secured Debt) and (B) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment, such Debt is contractually subordinated to the obligations in right of payment on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole;

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(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	[reserved];

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) and (k) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the earlier of the Stated Maturity of the Debt being refinanced and the Stated Maturity of the Notes; and

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) and (k) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced;

(o)	[reserved];

(p)	Debt of the Issuer and/or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	Debt of the Issuer or any Subsidiary that does not constitute Funded Debt not to exceed $75.0 million in the aggregate outstanding at any time;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by the Issuer and/or any Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(u)	Disqualified Capital Stock issued to and held by the Issuer or any Subsidiary; provided, that as of the date of the incurrence of such Debt and after giving effect thereto, no Event of Default exists;

(v)	Debt in the form of guarantees provided by Digicel French Caribbean SAS to Iliad SA, with respect to the Madiacom Facility as of the Issue Date in an aggregate principal amount not to exceed €6.25 million; provided, however that neither Issuer nor any Subsidiary (other than Digicel French Caribbean SAS) shall be permitted to provide a guarantee of the Madiacom Facility, and for the avoidance of doubt, such guarantees, if any, incurred pursuant to this clause (v) shall not be secured by a Lien;

(w)	Debt incurred under Foreign Working Capital Facilities, not to exceed $35.0 million at any time outstanding in the aggregate; provided that such Foreign Working Capital Facilities may not be guaranteed by the Issuer; and

(x)	Debt incurred pursuant to any Permitted Receivables Financing.

(3)       For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

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(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees, and the payment of interest in the form of additional Debt (including payment of PIK interest to the extent provided in accordance with the Notes or the Senior Credit Facility) will not be treated as Debt.

The Issuer may not incur any Debt that is subordinated in right of payment to other Debt of the Issuer unless such Debt is also subordinated in right of payment to the Notes on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)       The Issuer and its Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend, or other distribution on account of any shares of any class of the Capital Stock of the Issuer or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below), except a dividend or distribution payable solely in shares of Qualified Capital Stock to the holders of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Issuer or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Issuer outstanding on the Issue Date or thereafter or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) in paragraph (3) below);

(d)	any voluntary principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Restricted Debt (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Restricted Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)       [reserved];

(3)       Notwithstanding paragraph (1) above, the Issuer and its Subsidiaries may take the following actions:

(a)       The Issuer or any Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

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(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of the Issuer) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to the Issuer or one or more of its Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into the Issuer or one or more of its Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by the Issuer or the relevant Subsidiary);

(b)	So long as no Event of Default has occurred and is continuing, or would result therefrom, the Issuer or any Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any Subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, the Issuer or any Subsidiary:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of the Issuer or any Parent Company (to the extent such proceeds are contributed to the Issuer or any Subsidiary in respect of Qualified Capital Stock issued by the Issuer or such Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” does not exceed (x) $30.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date and (y) thereafter, $10.0 million in any fiscal year, which, if not used in any such fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

provided, however, that Restricted Payments may not be made pursuant to this clause (b) to Denis O’Brien or his Affiliates (collectively, but excluding the Issuer and its Subsidiaries, “DOB”); on account of Capital Stock beneficially owned by DOB except with respect to $10.0 million in the aggregate from the Issue Date until the third anniversary of the Issue Date; provided that the Issuer has Minimum Consolidated Liquidity on a pro forma basis for any such Restricted Payment to DOB;

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(c)	[reserved];

(d)	the Issuer or any Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Issuer, any Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options, in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	the Issuer or any Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	the Issuer or any Subsidiary may make any Restricted Payments in connection with the Transactions including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	[reserved];

(h)	the Issuer or any Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of the Issuer and/or any Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Issuer and/or any Subsidiary) of, Qualified Capital Stock of the Issuer or any Parent Company to the extent any such proceeds are contributed to the capital of the Issuer and/or any Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Issuer or a Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, the Issuer or any Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under the “—Limitation on Sale of Certain Assets” covenant (other than a transaction exempt therefrom pursuant to clause (f) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (c)(iv) thereof);

(j)	[reserved];

(k)	the Issuer or any Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	[reserved];

(n)	[reserved];

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(o)	(A) for any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of the Issuer is the common parent (a “Tax Group”), the Issuer and each of its Subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of the Issuer) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of the Issuer and/or its Subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable, that would have been paid by the Issuer and its Subsidiaries for such taxable period if the Issuer and each of its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which the Issuer is the Parent Company (taking into account any net operating loss carryforwards attributable to the Issuer and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if the Issuer is a flow-through entity for tax purposes, the Issuer and each of its Subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in the Issuer with respect to such taxable period (taking into account any cumulative net taxable loss of the Issuer allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	the Issuer or any Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	[reserved];

(r)	the Issuer or any Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Subsidiary from minority equity holders;

(t)	the Issuer or any Subsidiary may make Restricted Payments to fund the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Restricted Debt in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Issuer’s Qualified Capital Stock;

(u)	the Issuer or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt;

(v)	the Issuer or any Subsidiary may make Restricted Payments to DOB in such amount (if any) as may be owed to DOB at the time of determination on account of the DOB True-Up, so long as the same is paid pursuant to the terms of the Services Agreement, and such payment has not previously been made by the Issuer, any of its Subsidiaries, or any Parent Company;

(w)	the Issuer or any Subsidiary may make Restricted Payments to DHL in order to effectuate the mandatory redemption of the Exit Preferred Shares as required from time to time by the bye-laws of DHL, as described in the section of the Proxy Statement entitled “Annex IV—Description of the Exit Preferred Shares—Mandatory redemption”;

(x)	to the extent in accordance with the terms of the Exit Preferred Shares (as in effect on the Issue Date), the Issuer or any Subsidiary may make Restricted Payments to DHL in respect of its obligations outstanding under the DHL Subordinated Intercompany Loan, if any, provided that at such time the Below-Minimum Liquidity Condition is satisfied, and no Event of Default has occurred and is continuing;

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(y)	the Issuer or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Debt (the amount of such Restricted Debt purchased, redeemed defeased or otherwise acquired or retired, the “Redeemed Pari Passu Restricted Debt Amount”), provided the Issuer shall apply an amount equivalent to such Redeemed Pari Passu Restricted Debt Amount to reduce obligations on a pro rata basis based on the respective aggregate principal dollar amounts thereof then outstanding, with respect to the Notes (any such reduction, the “Debt Repayment Amount,” shall be made in accordance with the provisions set forth under “Optional Redemption,” through privately negotiated transactions or open market purchases, or by making an offer (in accordance with the procedures set forth under the heading “—Procedures for Excess Proceeds Offer and Debt Repayment Offer”) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes (such an offer, a “Debt Repayment Offer”)); and

(z)	any Subsidiary may make Restricted Payments to finance the satisfaction of any obligation of the Issuer or any Subsidiary thereof to make interest payments due on any debt incurred by the Issuer or such Subsidiary in the ordinary course that does not constitute Funded Debt.

Limitation on Transactions with Affiliates

(a)       The Issuer will not, and will not permit any of its Subsidiaries to, enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value (as reasonably determined by the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be) in excess of $5.0 million in any individual transaction or series of related transactions with any of their respective Affiliates unless:

(1)	such transaction is approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be; and

(2)	in the case of a transaction or series of related transactions involving payments or assets with a Fair Market Value in excess of $50.0 million (as reasonably determined by the board of directors (or equivalent governing body) of the Issuer or the applicable Subsidiary, as the case may be), the Issuer must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to the Issuer and its Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to the Issuer and its Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate;

provided, that neither board approval nor a fairness opinion shall be required with respect to (x) Restricted Payments on account of the Senior Credit Facility, the New DIFL Secured Notes or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture or (y) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date.

(b)       No later than five business days prior to the Issuer or any of its Subsidiaries entering into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value of the Issuer or the applicable Subsidiary, as the case may be, in excess of $10.0 million in any individual transaction or series of related transactions with any of their respective Affiliates, the Issuer shall deliver an Officer’s Certificate to the Trustee setting forth the basis for the Issuer’s determination that such proposed transaction is permitted by the Indenture; provided, however, that this clause (b) shall not apply to (x) ordinary course transactions with Affiliates otherwise permitted by the Indenture, (y) Restricted Payments on account of the Senior Credit Facility or the Notes (or amendments to the documents relating to such Debt) that are otherwise permitted under and effectuated in accordance with the Indenture, and (z) transactions under, and effectuated in accordance with Joint Venture agreements and services agreements as in effect on the Issue Date case so long as the Fair Market Value of such transaction or series of transactions does not exceed $40.0 million.

(c)       Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among the Issuer and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

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(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, the Issuer or any Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of the Issuer and the allocation of the cost of such services and of overhead and corporate group costs among the Issuer and its Subsidiaries consistent with IFRS and the Issuer’s accounting policies generally applied;

(iv)	(A) transactions permitted by clauses (2)(d) and (2)(m) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by the Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes;

(vii)	guarantees permitted by the “Limitation on Debt” covenant;

(viii) [reserved];

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as the Issuer’s board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) the Issuer and (B) any intercompany loans made by any Parent Company to the Issuer or any Subsidiary.

Limitation on Liens

The Issuer will not create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless, (a) in the case of any Lien securing Debt that is Subordinated Debt, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien and (b) in the case of any other Lien, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien.

Any Lien created for the benefit of the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

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Limitation on Sale of Certain Assets

(1)       The Issuer will not, and will not permit any Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Issuer or such Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold;

(b)	at least (i) 50% of the consideration the Issuer or such Subsidiary receives in respect of such Asset Sale consists of Cash, and (ii) 75% of the consideration the Issuer or such Subsidiary receives in respect of such Asset Sale consists of a combination of Cash and Cash Equivalents; provided that for purposes of the requirement in this clause (b)(ii), (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to the Issuer or any Subsidiary) of the Issuer or any Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which the Issuer and/or its applicable Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any Replacement Assets acquired in connection with such Asset Sale, (y) any securities received by the Issuer or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $75.0 million, in each case, shall be deemed to Cash Equivalents); provided, that this clause (b) shall not apply to (A) any Disposition in the form of Sale and Lease-Back Transactions permitted by the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”, or (B) any Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(c)	as of the time of such Asset Sale, no Event of Default has occurred and is continuing or would result therefrom; and

(d)	in the case of any Sale and Lease-Back Transaction, such Sale and Lease-Back Transaction is permitted by and otherwise in accordance with the covenant described under the heading “Certain Covenants—Limitation on Sale and Lease-Back Transactions”.

(2)       If the Issuer or any Subsidiary consummates any Asset Sale (including any Sale and Lease-Back Transaction), the Net Proceeds of such Asset Sale shall be used by the Issuer or such Subsidiary within 365 days after the consummation of such Asset Sale; provided, that such 365 day period may be extended by up to 180 days if, prior to the expiration of such 365 day period, the Issuer or any Subsidiary has contractually committed to reinvest such proceeds pursuant to clause (b) below during such period, and such proceeds are so reinvested within 180 days of the expiration of such initial 365 day period) to: (a) permanently repay, prepay, pay or purchase any then-outstanding Senior Debt or Pari Passu Debt of the Issuer or any Subsidiary owing to a Person other than the Issuer or a Subsidiary; provided that, in each case, the Issuer shall, as a condition precedent thereto, make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes, and shall equally and ratably repay and reduce the Notes Obligations in respect of any Excess Proceeds Offer that was accepted, in each case, in accordance with the provisions set forth under “—Optional Redemption;” provided further, that to the extent that the terms of any Senior Debt require that the Net Proceeds of such Asset Sale be applied to repay, prepay, pay or purchase any then outstanding Senior Debt, then the Issuer shall not be required to make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase the Notes in connection with such an Asset Sale with such Net Proceeds; provided further, that to the extent that the terms of the Senior Debt prohibit the use of the Net Proceeds of such Asset Sale to purchase Notes, then the Issuer shall not be required to make an Excess Proceeds Offer to all holders of then-outstanding Notes to purchase the Notes in connection with such an Asset Sale; provided, further, that if an Excess Proceeds Offer to repay or repurchase any Debt of any Subsidiary of the Issuer is made in accordance with the terms of such Debt, the obligation to permanently reduce Debt of a Subsidiary shall be deemed to be satisfied to the extent of the amount of the Excess Proceeds Offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such Excess Proceeds Offer shall be deemed to exist following such Excess Proceeds Offer, (b) invest in any Replacement Assets in an aggregate amount not to exceed $75.0 million in a fiscal year (the “Reinvestment Cap”) (provided, however that (x) proceeds generated through an Asset Sale involving any Disposition in respect of a Sale and Lease-Back Transaction (except for bona fide Sale and Lease-Back Transactions in respect of fiber networks permitted by the covenant described under the heading “Certain

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Covenants—Limitation on Sale and Lease-Back Transactions”, up to the amount (if any) available under the Reinvestment Cap at such time), shall immediately constitute Excess Proceeds, and, as a result, may not be reinvested pursuant to this clause (b) but shall instead be required to be applied to make an Excess Proceeds Offer) and (y) proceeds of casualty insurance (or similar reimbursements) relating to any assets may be used to the extent necessary to replace or repair the applicable asset, and which shall not be counted against the Reinvestment Cap), or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.”

Pending the final application of any such Net Proceeds, the Issuer may invest such Net Proceeds in Cash or Cash Equivalents, so long as the same shall be held in an account of the Issuer and shall not be applied to repay, repurchase, redeem or otherwise make or finance any payment in respect of any other Debt, or for any other purpose except as permitted by the Indenture.

(3)       When the aggregate amount of Excess Proceeds exceeds $15.0 million in any fiscal year, the Issuer will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and, to the extent required by the terms thereof, from the holders of any Pari Passu Debt, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1.00) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Issuer may use the amount of such Excess Proceeds not used to purchase Notes and Pari Passu Debt for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Procedures for Excess Proceeds Offer and Debt Repayment Offer

If the Issuer is obligated to make an Excess Proceeds Offer or Debt Repayment Offer, the Issuer will purchase the Notes at the option of the holders thereof, and, if elected by the holders thereof, but on not more than a ratable basis, and any Pari Passu Debt, in whole or in part in minimum amounts of $1.00 and integral multiples of $1.00 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer or Debt Repayment Offer, as applicable, is given to such holders, or such later date as may be required under the Exchange Act.

If the Issuer is required to make an Excess Proceeds Offer or Debt Repayment Offer, the Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Issuer will comply with such securities laws and regulations and will not be deemed to have breached its obligations described in this covenant by virtue thereof. Any Notes so repurchased must be delivered to the Trustee for cancellation.

Notwithstanding anything to the contrary in the “—Limitation on Sale of Certain Assets” covenant and clause (y) of the “—Restricted Payments” covenant which contemplates Debt Repayment Offers, (a) the Issuer shall not be required to make an Excess Proceeds Offer or Debt Repayment Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary or the relevant Debt is incurred by any Subsidiary, as the case may be, for so long as the Issuer determines in good faith that the repatriation to the Issuer of any amount of asset sale or debt proceeds would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations);

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it being understood and agreed that if the repatriation of the relevant affected Net Proceeds or Debt Repayment Amount is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the date such Net Proceeds or Debt Repayment Amount are received, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds or Debt Repayment Amount, and the repatriated Net Proceeds or Debt Repayment Amount will be promptly (and in any event not later than 20 Business Days after such repatriation) applied (net of additional taxes payable or reserved against such Net Proceeds or Debt Repayment Amount, as a result thereof) to an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants, (b) the Issuer shall not be required to make an Excess Proceeds Offer or Debt Repayment Offer to the extent that the relevant Net Proceeds or Debt Repayment Amount are received by any Joint Venture for so long as the Issuer determines in good faith that the distribution to the Issuer of such Net Proceeds or Debt Repayment Amount would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received, as the case may be, the relevant Joint Venture will promptly distribute the relevant Net Proceeds or Debt Repayment Amount, and the Net Proceeds or Debt Repayment Amount will be promptly (and in any event not later than 20 Business Days after such distribution) applied (net of additional taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants and (c) if the Issuer determines in good faith that the repatriation to the Issuer of any amounts required to make an Excess Proceeds Offer or Debt Repayment Offer would result in material adverse tax consequences for the Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuer in good faith, the amount the Issuer shall be required to make an Excess Proceeds Offer or Debt Repayment Offer, as the case may be, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds or Debt Repayment Amount from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the date such Net Proceeds or Debt Repayment Amount are received, as the case may be, an amount equal to the Net Proceeds or Debt Repayment Amount not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer or Debt Repayment Offer to the extent required by such covenants.

Limitation on Sale and Lease-Back Transactions

The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Issuer or the relevant Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than the Issuer or any of its Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by the Issuer or such Subsidiary to any Person (other than the Issuer or any of its Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that (A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by the Issuer or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems and related assets, and (B) other Sale and Lease-Back Transactions, including, without limitation, related to fiber networks, shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) made pursuant to this clause (B) does not exceed $75.0 million outstanding at any one time; provided that no Event of Default has occurred and is continuing or would result therefrom and, provided, further, that any net proceeds therefrom shall be deemed to be Net Proceeds of an Asset Sale and shall be subject to the requirements set forth under paragraph (2) under the heading “—Limitation on Sale of Certain Assets.”

Limitation on Dividends and Other Payment Restrictions

(1)       The Issuer will not, and will not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Issuer or any Subsidiary;

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(c)	make loans or advances to the Issuer or any Subsidiary; or

(d)	transfer any of its properties or assets to the Issuer or any Subsidiary.

(2)       The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, the Senior Credit Facility, the New DIFL Secured Notes and any security documents related thereto;

(b)	any encumbrances or restrictions imposed by any Debt of any Parent Company outstanding on the Issue Date, or the Senior Credit Facility or the New DIFL Secured Notes, or created under any agreements with respect to Debt of the Issuer or a Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt”; provided that such agreements (i) do not prohibit the payment of principal and interest with respect to the Notes when due; (ii) will not, in the good faith judgment of the Issuer, be likely to adversely affect the ability of the Issuer to make principal and interest payments on the Notes when due; or (iii) are not materially more restrictive than those in the Senior Credit Facility and the New DIFL Secured Notes;

(c)	encumbrances or restrictions contained in any agreements in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Issuer or any Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Issuer or any Subsidiary in an acquisition that is otherwise permitted under the Indenture, but solely if and to the extent in effect at the time of such acquisition (but not created in contemplation of such acquisition or of circumventing any requirements under the Indenture), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Issuer’s Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien, to the extent set forth in the security document governing such Lien that is in effect in accordance with the Indenture;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes, than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or Disposition of assets or property in Joint Venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

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(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business in accordance with the Indenture;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements in effect in accordance with the Indenture; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by the Issuer and its Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business and in accordance with the Indenture (in which case such restriction shall relate only to such intellectual property).

Reports

So long as any Notes are outstanding, the Issuer will furnish to the Trustee:

(a)	its consolidated annual financial statements, together with the consolidated annual financial statements of DHL audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Issuer’s fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto), together with the consolidated quarterly financial statements of DHL, within 60 days of the end of each of the first three fiscal quarters of each fiscal year; and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources, and which financial statements, for the avoidance of doubt, shall not be required to reflect the impact of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies;”

(c)	promptly after the occurrence of any material acquisition, Disposition or restructuring, any senior executive officer changes at the Issuer or change in auditors of the Issuer or any other material event that the Issuer or any of its Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate the Issuer to (i) provide any information the Issuer determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of the Issuer and its Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information; and

(d)	commencing the month of the Issue Date, continuing through and including the month of the first anniversary of the Issue Date, a monthly management report, which shall be substantially consistent with the monthly management reports provided under the Senior Credit Facility immediately prior to the date of the Proxy Statement.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuer shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

The Issuer shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that the Issuer shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as the Issuer or DHL files Exchange Act reports with the Securities and Exchange Commission or (ii) if the Issuer determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

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The Issuer shall also post the following information to such secure website, in a reasonably timely manner:

(1)	any financial statements, notices and other material information provided to any holder of any Subsidiary’s debt instruments with outstanding aggregate principal amounts equal to, or in excess of, $75.0 million (including, without limitation, the New DIFL Secured Notes and the Senior Credit Facility, other than “private-side” information provided to lenders under the Senior Credit Facility); and

(2)	to the extent that the Issuer is required to have Minimum Consolidated Liquidity in connection with any proposed transaction, a reasonably satisfactory certification of the Issuer’s cash balance pro forma for such transaction (which may, for the avoidance of doubt be satisfied through the provision of the monthly reports contemplated by clause (d) above; provided that such report is delivered immediately prior to such transaction).

The Issuer will, (x) no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above, and (y) so long as a Default under the Indenture has occurred and is continuing, hold additional calls as reasonably requested by the beneficial holders of a majority aggregate principal amount of the Notes then outstanding.

Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of the Issuer by furnishing (a) the applicable financial statements of the Issuer or any Parent Company or (b) the Issuer’s (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the Commission or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

Consolidation, Merger and Sale of Assets

The Issuer will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise Dispose of all or substantially all of the Issuer’s properties and assets to any other Person or Persons. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Issuer will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, conveyance, transfer, lease or Disposition of all or substantially all the properties and assets of the Issuer and its Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, the Issuer’s obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

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(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Issuer or any Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Issuer or such Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Total Leverage Ratio of the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) and its Subsidiaries (i) would be lower than such ratio prior to such transaction, or (ii) lower than 4.3 to 1.0;

(d)	[reserved];

(e)	any of the Issuer’s or any Subsidiary’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	the Issuer or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other Disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture constitutes a legal, valid and binding obligation of the continuing person, enforceable in accordance with their terms.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Maintenance of Rating

The Issuer shall use commercially reasonable efforts to cooperate with the Rating Agencies in obtaining a public corporate family rating, and a rating for the Notes from at least two (2) of the Rating Agencies within 45 days of the Issue Date, and shall use commercially reasonable efforts to cause the Notes and the corporate family to be continuously rated by at least two Rating Agencies, but shall not be required to obtain any specific rating. The Issuer shall make commercially reasonable efforts to provide the Rating Agencies (at the Issuer’s sole expense) such reports, records and documents as each shall reasonably request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of the Issuer’s contractual or legal obligations; provided that the Issuer’s failure to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

Limitation on Activities of the Issuer

The Issuer shall not (i) engage in any material activities or hold any material assets other than holding the Capital Stock of its Subsidiaries and those activities incidental thereto, (ii) incur any Debt or liabilities other than Debt and liabilities relating its obligations under the Notes, its guarantee of the Senior Credit Facility and any other Debt of any of its Subsidiaries, and any other obligations or liabilities incidental to its activities as a holding company, to the extent permitted pursuant to the Indenture (including under the heading “—Certain Covenants—Limitation on Debt”), and (iii) engage in any other activity, take any action or permit the occurrence of anything that is otherwise restricted or limited under the heading “—Certain Covenants.”

Change of Control Steps Plan

The Issuer shall use commercially reasonable efforts to assist with, and take any actions that may be necessary or desirable to facilitate, the implementation of the CoC Steps Plan including, if required to, to transfer certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuer, as contemplated by the CoC Steps Plan.

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Certain Calculations under the Indenture; Limited Condition Transactions

(a)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents), as of the last day of such Test Period).

(b)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on May 25, 2017 shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(c)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any Minimum Consolidated Liquidity test, any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Total Assets, Consolidated Adjusted EBITDA or Lease Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of the Issuer, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed), and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

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(e)	Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any Consolidated Secured Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(f)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Liens,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien, Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, it is understood and agreed that any Debt, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien, Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof. No Debt or Lien incurred and permitted pursuant to a particular clause or category of a covenant or definition may be reclassified at any time into any other clause.

(g)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “—Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any hedge agreements permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

Events of Default

(1)       Each of the following will be an “Event of Default” under the Indenture:

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(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(c)	failure to comply with any covenant or agreement of the Issuer or of any Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the receipt of written notice as specified in the Indenture;

(d)	default under the terms of any instrument evidencing or securing the Debt of the Issuer or any Subsidiary having an outstanding principal amount in excess of $75.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt (or permits the holders thereof to accelerate such Debt), or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment, and such failure to make any payment has not been waived or the maturity of such Debt has not been extended;

(e)	[reserved];

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to the Issuer or any Significant Subsidiary;

(h)	[reserved];

(i)	the occurrence of any default under the CoC Steps Plan caused by the Issuer, any Affiliate thereof, or any of its Subsidiaries or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the Restructuring Support Agreement that is a beneficial holder of Notes to exercise any rights or remedies described in the Restructuring Support Agreement with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Issue Date to the Issuer, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; and

(j)

(i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver, or modification thereunder or (ii) the breach by DHL of any obligations with respect to the Specified Intercompany Loans (including any failure by DHL to contribute, or cause to be contributed, to DIFL within 3 Business Days all proceeds received by DHL in respect of the Specified Intercompany Loans after the Cash Cap Condition has been satisfied) and in each case of (i) and (ii) such breach or failure continues for a period of 3 Business Days or more after the receipt of written notice as specified in the Indenture.

(2)       If an Event of Default (other than as specified in clause (1)(g) above with respect to the Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the holders) may, and the Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)       If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to the Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

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(4)       Upon the Notes becoming due and payable upon any Event of Default, whether automatically or by declaration, the entire unpaid principal amount of such Notes, plus, in each case, accrued and unpaid interest thereon, shall all be immediately due and payable.

(5)       At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)       all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)       to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)       all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)       The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)       No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)       If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Notice to holders of the Notes under this paragraph (8) will be given in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act.

(9)       The Issuer is required to furnish to the Trustee annual statements as to the performance of the Issuer and its Subsidiaries under the Indenture and as to any default in such performance. The Issuer is also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

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The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuer may, at its option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuer discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuer’s obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuer in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer released with respect to certain covenants set forth in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuer must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

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(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound; and

(f)	the Issuer must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuer will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be, and the Issuer has delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)       all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)       all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b)	the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c)	the Issuer has delivered to the Trustee an Officer’s Certificate and an opinion of counsel of recognized standing, each stating that:

(i)       all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)       such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

Amendments, Supplements and Waivers

Subject to certain exceptions, the Indenture and the Notes may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past Default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may:

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(a)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement, or waiver of the provisions of the Indenture;

(b)	reduce the rate of or extend the time for payment of interest on any Note;

(c)	reduce the principal of or change the Stated Maturity of any Note;

(d)	reduce the premium payable upon the redemption of any Note or change the dates on which any such premium is payable upon redemption as described under “—Optional Redemption” above;

(e)	make any Note payable in money other than that stated in such Note;

(f)	expressly subordinate the Notes to any other Debt of the Issuer or any Subsidiary;

(g)	impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Note on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Note; or

(h)	make any change in the amendment provisions or in the waiver provisions which require each holder’s consent.

Without the consent of any holder, the Issuer and the Trustee may amend the Indenture and/or the Notes to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a successor to the Issuer of the obligations of the Issuer under the Indenture and the Notes, to provide for uncertificated Notes in addition to or in place of certificated Notes, to secure the Notes, to add guarantors of the Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the Issuer), to evidence and provide the acceptance of the appointment of a successor trustee, to conform the text of the Indenture or the Notes to any provision of this “Description of the New DML Unsecured Notes” to the extent that such provision in this “Description of the New DML Unsecured Notes” was intended by the Issuer to be a verbatim recitation of a provision of the Indenture or the Notes, as applicable, as stated in an Officer’s Certificate, to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, to effect any provision of the Indenture or to provide for the issuance of Additional Notes in accordance with, and if permitted by, the terms of and limitations set forth in the Indenture.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

A Note does not cease to be outstanding because the Issuer, any of its Subsidiaries or any of their Affiliates hold the Note. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by any Affiliates of the Issuer (other than its Subsidiaries) shall be considered as though outstanding, and Notes held by, or for the account of, the Issuer or any of its Subsidiaries will be disregarded and considered as though not outstanding.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of the Issuer. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking (or not taking) action unless directed by the requisite threshold of holders of the Notes, or indemnified to its satisfaction.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York.

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Certain Definitions

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any Disposition, other than the following Dispositions:

(a)	Dispositions of assets with a Fair Market Value not exceeding $10.0 million (in the case of any individual transaction or series of related transactions) or $15.0 million (in the aggregate per fiscal year for all such Dispositions);

(b)	(i) any Disposition (including any issuance or sale of Capital Stock) by a Subsidiary of the Issuer to the Issuer, and (ii) so long as no Event of Default has occurred and is continuing as of the time thereof, or would result therefrom, any Disposition (other than an issuance or sale of Capital Stock) by the Issuer to any Subsidiary; provided that, since the Issue Date, the aggregate amount thereof, together with the aggregate amount of all Investments in any Subsidiary made by the Issuer, does not exceed $25.0 million in aggregate;

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(c)	Dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(d)	(i) Dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of the Issuer, is (1) no longer useful in its business (or in the business of any Subsidiary of the Issuer), or (2) otherwise economically impracticable to maintain, and (ii) Dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use and, in the good faith judgment of the Issuer, are not expected to be useful in its business, or are held for sale, or closed;

(e)	Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(f)	Dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens and Restricted Payments permitted by paragraph (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant);

(g)	any Disposition of property if, but solely to the extent that, (1) the property subject to such Disposition is exchanged for credit against the purchase price of similar replacement property, and such replacement property is purchased (or a binding commitment with respect thereto is entered into) on or about the same time as such Disposition is consummated, or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of similar replacement property; provided, that, if the property being Disposed of is owned by the Issuer, the replacement property shall also be owned by the Issuer;

(h)	Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangements between Joint Venture or similar parties set forth in the relevant Joint Venture arrangements and/or similar binding arrangements;

(i)	Dispositions of (x) notes receivable or accounts receivable to any Person (other than any affiliate of the Issuer) in the ordinary course of business (including any discount and/or forgiveness thereof), or in connection with the collection or compromise thereof, and (y) notes receivable, accounts receivable and related assets to any Person pursuant to any Permitted Receivables Financing; provided, that in the case of clause (i)(y), (A) the aggregate Fair Market Value of all property and assets Disposed of pursuant to a Permitted Receivables Financing, shall not exceed $50.0 million in any fiscal year, and (B) no Event of Default shall have occurred and be continuing as of the time of such Disposition, or would result therefrom (any Disposition permitted hereunder, a “Permitted Receivables Disposition”);

(j)	Dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the Dispositions or terminations of which (1) do not materially interfere with the business of the Issuer and its Subsidiaries, or (2) relate to closed facilities or the discontinuation of any product line;

(k)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(l)	any issuance of Capital Stock by a Subsidiary to the Issuer, to another Subsidiary, or to a minority shareholder, in each case, if and to the extent required by applicable law or the terms of any license or concession binding on such Subsidiary and entered into in good faith and in the ordinary course of business;

(m)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for Fair Market Value (as determined by the Issuer in good faith) for like property or assets;

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(n)	(i) licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of the Issuer or any Subsidiary in the ordinary course of business, (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations (or applications for issuances or registrations) of IP Rights, in each case, which, in the good faith determination of the Issuer are not material to the conduct of the business of the Issuer or its Subsidiaries, or are no longer economical to maintain in light of its use, and (iii) Dispositions of any technology, intellectual property or other IP Rights of the Issuer or any Subsidiary involving their customers in the ordinary course of business;

(o)	Dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business, in each case, for reasonably equivalent value;

(p)	Disposition of assets (except Material IP) made in good faith and for purposes of charitable contributions or similar gifts, if and to the extent such assets are not material to the ability of the Issuer or any Subsidiary to conduct its business in the ordinary course;

(q)	Dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(r)	issuances by the Issuer and its Subsidiaries of directors’ qualifying shares and shares issued to foreign nationals, in each case, as required by applicable law;

(s)	Dispositions pursuant to any netting arrangement of accounts receivable between or among the Issuer and its Subsidiaries, or among Subsidiaries of the Issuer, in each case, made in the ordinary course of business; and

(t)	Dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant; provided that any Disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (3) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuer, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuer and a counterparty that is (or is an Affiliate of) the administrative agent under the Senior Credit Facility, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by the Issuer as being Banking Services Obligations for purposes of the Indenture.

“Below-Minimum Liquidity Condition” means, with respect to the mandatory redemption of the Exit Preferred Shares, that Issuer and its Subsidiaries have less than $100.0 million of aggregate liquidity within six months of a proposed redemption, as determined in good faith by the board of directors of DHL, as further described in the section of the Proxy Statement entitled “Annex IV—Description of the Exit Preferred Shares.”

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

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“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Cap Condition” means the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount, as further described and defined in Annex IV to the Proxy Statement and without giving effect to any amendment or modification to the terms of the Exit Preferred Shares after the Issue Date.

“Cash Equivalents” means any of the following, to the extent owned by the Issuer or any of its Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by the Issuer or any of its Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by the Issuer as being necessary to finance the operations, including capital expenditures, of such Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by the Issuer and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “Purchase of Notes upon a Change of Control.”

“CoC Steps Plan” means the steps plan agreed to in principle on June 27, 2023 by the supporting lenders party to the Restructuring Support Agreement in connection with certain change of control, antitrust and foreign investment filings, notifications, communications, and correspondence to occur in connection with the restructuring transactions contemplated by the Restructuring Support Agreement, as may be amended from time to time in accordance with the terms of the Restructuring Support Agreement.

“Code” means the Internal Revenue Code of 1986.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means the Consolidated Net Income of the Issuer and its Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of the Issuer and its Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of the Issuer and its Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of the Issuer and its Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by the Issuer and its Subsidiaries for such period, (vii) any non-cash losses, charges or transitional adjustments (to

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the extent deducted in determining Consolidated Net Income) resulting from the application of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”, (viii) to the extent reasonably identifiable and factually supportable, the amount of any fees, expenses or charges incurred in connection with the Transactions, including, without limitation, restructuring costs and change-of-control costs incurred in connection with the Transactions and (ix) unless relating to the Transactions (including, restructuring costs and change-of-control costs incurred in connection with the Transactions), the amount of pro forma “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements) and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions) projected by the Issuer in good faith to be reasonably anticipated to be realizable within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated Adjusted EBITDA, as so projected, until fully realized and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (in the good faith determination of the Issuer); provided that the aggregate amount that may be added back to the Consolidated Net Income of the Issuer pursuant to this clause (ix) shall not exceed 15% of Consolidated Adjusted EBITDA for any trailing four fiscal quarter period, as calculated prior to giving effect to any such add-back, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of the Issuer and its Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of the Issuer and its Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by the Issuer or its Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of the Issuer except to the extent of the amount of dividends or other distributions actually paid to the Issuer or its Subsidiaries by such Person during such period, (c) gains or losses on dispositions by the Issuer or its Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt (excluding any Debt related to, or as arising under, any license or lease agreement (determined in accordance with IFRS)) as of such date, to (b) Lease Adjusted EBITDA, excluding any amounts resulting from addbacks for proceeds of Exit Preferred Shares, for the Test Period then ended or as otherwise specified where the term “Consolidated Secured Leverage Ratio” is used in the Indenture, in each case for a Person and its Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of the Issuer and its Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date; provided, that, any calculation or determination of the Consolidated Total Assets of the Issuer (including together with its Subsidiaries) shall be made on an unconsolidated basis and shall exclude goodwill and other intangible assets, and any intra-group items.

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“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any hedge agreement, and (d) the application of purchase or recapitalization accounting.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Current Assets” means, at any date, all assets of the Issuer and its Subsidiaries which under IFRS would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by the Issuer and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Debt, (iv) the current portion of current and deferred taxes and (v) assets held for sale or pension assets).

“Current Liabilities” means, at any date, all liabilities of the Issuer and its Subsidiaries which under IFRS would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposures, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Debt, (v) the current portion of current and deferred taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with the Issuer and/or any Subsidiary, (ix) the current portion of any Capital Lease, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements and (xi) the current portion of any other long term liability for borrowed money.

“Debt” means, with respect to any Person, without duplication:

(a)	all indebtedness of such Person for borrowed money;

(b)	that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

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(d)	any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

(e)	all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f)	the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g)	the guarantee by such Person of the Debt of another;

(h)	all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s Subsidiaries in respect of Preferred Stock;

(i)	all net obligations of such Person in respect of any Derivative Transaction, including any hedge agreements, whether or not entered into for hedging or speculative purposes; and

(j)	all obligations of such Person in respect of, or any exposure under, any Synthetic Transaction,

provided that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, Consolidated Secured Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith, and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by the Issuer or any Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond, (C) anything accounted for as an operating lease in accordance with IFRS as of the Issue Date or (D) any pension obligation of the Issuer or any Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its Subsidiaries shall constitute a Derivative Transaction.

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“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or any Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash Consideration by the Issuer (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“DGHL” means Digicel Group Holdings Limited.

“DHL” means Digicel Holdings (Bermuda) Limited.

“DHL Subordinated Intercompany Loan” means one or more unsecured loans made by DHL from time to time, as lender, to Holdings or the Issuer, as borrower, as required by the terms of the Exit Preferred Shares, which loans (i) are subordinated in right of payment to the Notes and the Senior Credit Facility (ii) do not bear interest or original issue discount or other fees, and (iii) do not mature or require any cash payments in respect of principal prior to the Maturity Date except on the terms set forth in the Proxy Statement under the heading “Description of the Exit Preferred Shares” as in effect on the Issue Date (it being understood that such loan shall constitute the Subordinated Intercompany Loan referred to and defined in the Proxy Statement under the heading “Description of the Exit Preferred Shares”, and shall be required to comply with the terms applicable thereto).

“DIFL” means Digital International Finance Limited.

“DIHL” means Digicel Intermediate Holdings Limited.

“Disposition” or “Dispose” means any sale, lease, sale and lease-back (including any Sale and Lease-Back Transaction), sublease, or other disposition, transfer or conveyance of any property or asset of any Person (including any issuance or sale of Capital Stock or other equity interests).

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Issuer or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Issuer (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

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“DL” means Digicel Limited.

“DOB True-Up” means upon consummation of a scheme of arrangement as contemplated by the Restructuring Support Agreement, an amount equal to the difference, if any, between (x) the aggregate amount of proceeds received by DGHL under the share purchase agreement dated October 24, 2021 associated with such contingent value rights distribution and (y) the aggregate amount required to be paid to DOB on account of such contingent value rights as contemplated in the Restructuring Support Agreement, to be distributed to DOB as and when contingent value rights are received by the Issuer, DL and/or DHL, as applicable.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by the Issuer at such time on the basis of the Spot Rate in effect on such date for the purchase of dollars with such currency.

“dollars” means the lawful currency of the United States of America.

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Existing Joint Venture” means any Joint Venture in existence on the Issue Date.

“Exit Preferred Shares” means the convertible preferred shares, in two series, to be issued by DHL on or about the Issue Date under its amended bye-laws, the material terms and conditions of which are set forth in Annex IV to the Proxy Statement under the heading “Annex IV—Description of the Exit Preferred Shares.”

“Exit Preferred Shares Offering Amount” means the up to $110 million of the Exit Preferred Shares to be issued in the Transactions, as it may be reduced by any amounts recovered on account of intercompany loans owed by DGHL to DL or any of DL’s subsidiaries prior to the issuance of such Exit Preferred Shares, as further described in Annex IV to the Proxy Statement.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Issuer’s board of directors.

“Fitch” means Fitch Ratings, Inc., also known as Fitch Ratings, and its successors.

“Foreign Working Capital Facility” means (i) a working capital credit facility expected to be entered into by Digicel (Trinidad & Tobago) Ltd., as borrower following the expected refinancing of the working capital facility by and between RBC Royal Bank (Trinidad and Tobago) Limited, as lender, and Digicel Limited, as borrower and (ii) any other working capital credit facility entered into by a Subsidiary in the ordinary course of business organized under the laws of a jurisdiction other than the United States; provided that, the Debt thereunder shall not be guaranteed by the Issuer.

“Funded Debt” means Debt created, assumed or guaranteed by a Person for money borrowed. For the avoidance of doubt, Funded Debt specifically (x) includes all Debt and obligations of such Person with respect to Credit Facilities, or evidenced by bonds, debentures, notes or similar instruments, or any other similar obligation upon which interest charges are customarily paid, but (y) excludes current accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade, and Debt of the type described in clauses (b), (c), (d), (e), (f), (g), (j) and (s) of paragraph (2) under the heading “—Certain Covenants—Limitation on Debt.”

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“Future DPL Sale Proceeds” means all cash and cash equivalents (including, but not limited to, pursuant to the earn-out provisions and escrow arrangements) paid to DGHL at any time on or after May 28, 2023 pursuant to the terms of that certain share purchase agreement, dated October 24, 2021, entered into between BidCo (S) Pte. Ltd., Telstra Corporation Limited and the Company, relating to the purchase and sale of Digicel Pacific Limited.

“guarantees” means, as applied to any Debt or other obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Haiti Hotel” means that certain hotel in Port-au-Prince, Haiti owned by Turgeau Developments S.A., a Subsidiary of Holdings.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of the Issuer (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of the Issuer and its Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of the Issuer and its Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of the Issuer and its Subsidiaries as of the last day of the most recently ended Test Period.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by the Issuer or any of its Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by the Issuer or any of its Subsidiaries to any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means (i) Denis O’Brien and any Permitted Transferee of Denis O’Brien, and (ii) the Other Investors.

“Issue Date” means the date the Notes are initially issued in connection with the Transactions.

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“Joint Venture” means, with respect to any Person, any other Person in which such Person owns Capital Stock (but which is not a Wholly-Owned Subsidiary of such Person), and including, for the avoidance of doubt, any other Person in which such Person owns less than a 100% interest; provided that a Person shall only constitute a Joint Venture of the Issuer or any Subsidiary thereof for purposes of the Indenture if (a) any Capital Stock therein that is not owned by the Issuer or any Subsidiary thereof shall be owned by a Person that is not an affiliate of the Issuer, and (b) the organizational or joint venture documents of such Joint Venture shall in the case of any Joint Venture that exists on the Issue Date, be in the form in effect on the Issue Date (as may be amended in accordance with the terms thereof, to the extent not adverse to the interests of the holders of the Notes).

“Lease Adjusted EBITDA” means Consolidated Adjusted EBITDA, excluding any amounts resulting from addbacks for, (x) any interest expense relating to or arising under any license or lease agreement(s) (determined in accordance with IFRS), (y) cash principal or capital payments related to any lease agreement (determined in accordance with IFRS), or (z) cash principal or capital payments relating to any license agreement (determined in accordance with IFRS), unless otherwise included as a deduction in the definition of Consolidated Adjusted EBITDA.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, Lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Madiacom Facility” means that certain credit facility by and among Madiacom, a simplified joint stock company regulated under the laws of France, having its registered office at Immeuble Sodacom quartier Bois Rouge, 97224, Ducos, registered under number 880041397 (“Madiacom”) and the lenders party thereto, as in effect as of the Issue Date and as the same may be amended from time to time.

“Material IP” means intellectual property registered in any jurisdiction that is material to the business of the Issuer and its Subsidiaries, taken as a whole (as reasonably determined by the Issuer in good faith).

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minimum Consolidated Liquidity” means, as of any date, a minimum of $100.0 million in unrestricted Cash and Cash Equivalents held by the Issuer and its Subsidiaries, on a consolidated basis.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and the Issuer’s good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt which is secured by the asset sold in such Asset Sale and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than any such Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to the Issuer or any of its Subsidiaries) from the sale price for such Disposition and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of the Issuer or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

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“New DIFL Guarantors” means each guarantor of the Debt under the Senior Credit Facility.

“New DIFL Secured Notes” means the 9.000% Senior Secured Notes due 2027 to be issued by Digicel International Finance Limited and Digicel International Holdings Limited on the Issue Date.

“Notes Obligations” means all Debt and other obligations of the Issuer under or with respect to the Notes and the Notes Documents.

“Notes Documents” means the Indenture and the Notes.

“Officer’s Certificate” means a certificate signed by an officer of the Issuer or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Other Investors” means each PCG Ad Hoc Group Member (as defined in the Restructuring Support Agreement) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 15% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of the Issuer, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of the Issuer, together with its affiliates and related funds.

“Parent Company” means any other Person, or group of Persons that are Affiliates of the Issuer, of which the Issuer is an indirect Subsidiary.

“Pari Passu Debt” means any Funded Debt of the Issuer that ranks equally in right of payment with the Notes. The Notes (including any Notes issued as payment in kind thereon) shall not be deemed Pari Passu Debt.

“Permitted Debt” has the meaning given to such term under “Certain Covenants—Limitation on Debt.”

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments by:

(i) [reserved];

(ii)       any Subsidiary in (x) the Issuer or any Subsidiary, or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Issuer or a Subsidiary; and

(iii)       the Issuer in (x) any Subsidiary or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a Subsidiary;

(c)	any payments or other transactions pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files or filed a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)	Investments in any Similar Business in an aggregate outstanding amount not to exceed $75.0 million per fiscal year; (provided that 50% of any unused amount shall be carried forward to subsequent fiscal years (and which carried over amounts shall be deemed first applied in any subsequent fiscal year)); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) on a pro forma basis for such Investment, tested, at the option of the Issuer, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, the Issuer has Minimum Consolidated Liquidity (provided that if the Issuer has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment);

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(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant, or any other Disposition of assets not constituting an Asset Sale (other than pursuant to clause (f) of the definition of “Asset Sale”);

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of the Issuer or any Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions but permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of the Issuer or any Subsidiary made in the ordinary course of business and consistent with the Issuer’s past practices or past practices of its Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

(o) (i) Investments of any Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, the Issuer or any Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

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(q)	Investments made after the Issue Date by the Issuer and/or any of its Subsidiaries, in an aggregate amount at any time outstanding not to exceed $75.0 million; plus the amount of any net cash proceeds of contributions in respect of Qualified Capital Stock of the Issuer received by the Issuer not more than 30 days prior to the applicable Investment;

(r)	[reserved];

(s)	(i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Issuer and/or its Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (3) of the “Limitation on Restricted Payments” covenant (other than clause (i) thereof); provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of the Issuer’s or any Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of the Issuer or any Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(x)	[reserved];

(y)	Investments made in Joint Ventures as required by, or made pursuant to, buy/sell arrangements between the Joint Venture parties set forth in Joint Venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of the Issuer, the Issuer, its Subsidiaries and/or any Joint Venture;

(bb)	[reserved];

(cc)	the conversion to Qualified Capital Stock of any Debt owed by the Issuer or any Subsidiary and permitted under “Certain Covenants—Limitation on Debt;”

(dd)	Investments by Unigestion Holding, S.A. in Turgeau Developments S.A. for the purposes of funding service, utility, operational and other similar fees and expenses in respect of the Haiti Hotel; provided that the aggregate amount of such Investments does not exceed $4.0 million in any fiscal year;

(ee)	Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	pro rata Investments in cash in (i) loans under the Senior Credit Facility, (ii) New DIFL Secured Notes and (iii) the Notes;

(gg)	guarantees of obligations of the Issuer or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

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(hh)	Investments in Madiacom representing required capital contributions that pursuant to the terms of the Joint Venture agreement (as in effect on the Issue Date); provided that (i) the aggregate amount of Investments made pursuant to this clause (hh) may not exceed (A) per fiscal year, the lesser of (x) $25.0 million and (y) the pro rata share of the amount of actual capital expenditures (based on the Issuer’s and its Subsidiaries equity ownership of Madiacom required by Madiacom in the particular fiscal year), and (B) $40.0 million in the aggregate since the Issue Date and (ii) no Specified Event of Default exists and is continuing or would result from such Investment (other than with respect to an Immaterial Subsidiary).

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clauses (2)(a) and (2)(i)(ii) under “Certain Covenants—Limitation on Debt;”

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Issuer’s or any Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s Liens or bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Issuer and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of the Issuer and its Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by the Issuer and/or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable requirements of law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable requirements of law is required;

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(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of the Issuer’s or any Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to clauses (a), (c), (i), (k) and (l) of paragraph (2) under “Certain Covenants—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced(it being understood that such refinancings, refundings or replacements of individual financings of the type permitted under clause (k) under such covenant provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(k)	Liens existing on the Issue Date after giving effect to the Transactions (and any modification, replacement, refinancing, renewal or extension thereof), other than Liens incurred pursuant to clauses (a) and (gg) of this definition; provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant; provided that such Liens attach only to the property sold and being leased in such transaction, and any accessions and additions thereto or proceeds and products thereof and related property;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, replacements, accessions or additions thereto and improvements thereon, it being understood that individual financings of the type permitted under clause (k) of paragraph (2) of “—Certain Covenants—Limitation on Debt” provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Issuer or any Subsidiary arising in the ordinary course of the Issuer’s or any Subsidiary’s business, including rights of offset and set-off;

(p)	(i) Liens on assets of Subsidiaries to secure trade and operational Debt (other than Funded Debt) arising in the ordinary course of business, (ii) Liens on local currency cash deposits of borrowers under a permitted Foreign Working Capital Facility to secure obligations thereunder, and (iii) involuntary Liens arising out of operation of law;

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(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Issuer and/or its Subsidiaries;

(r)	Liens securing any Foreign Working Capital Facilities permitted pursuant to clause (w) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that such Liens may only be pledged over assets of a borrower that incurred such Debt in respect of Foreign Working Capital Facilities;

(s)	other Liens on assets securing Debt or other obligations of the Issuer and its Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $50.0 million; provided that such Liens may not secure Funded Debt;

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by the Issuer or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens in favor of the Issuer or any Subsidiary;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between the Issuer or any Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(bb)	(i) Liens on Capital Stock of Joint Ventures securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in Joint Venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd)	undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any requirement of law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

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(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any requirement of law in respect of any acquisition or other similar Investment;

(gg)	Liens securing the New DIFL Secured Notes issued on the Issue Date, and any additional New DIFL Secured Notes issued as payment in kind thereon after the Issue Date;

(hh)	Liens on notes receivable, accounts receivable and related assets and the equity interests of any Subsidiary of the Issuer, in each case, securing any Permitted Receivables Financing; and

(ii)	Liens on assets of Subsidiaries securing Debt of Subsidiaries.

“Permitted Receivables Financing” means any securitization, any receivables facility, or any financing of notes receivable, accounts receivable and other rights to payment and the proceeds thereof, as the case may be, in each case, entered into by the Issuer or any of its Subsidiaries with a third party (other than DOB) on a non-recourse basis (except for (i) recourse to any assets owned by the Issuer or any such Subsidiary underlying such financing, so long as the aggregate principal amount, shall not exceed $50.0 million in any fiscal year, (ii) any Standard Securitization Undertakings, and (iii) an unsecured parent guarantee by the Person that is the direct parent of the borrower under such financing), on arms’ length terms and in good faith; provided, that, (a) the aggregate principal amount of Debt outstanding at any time thereunder shall not exceed $50.0 million, and (b) no Event of Default shall have occurred and be continuing as of the time of effectiveness of such Permitted Receivables Financing, or would result therefrom.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, Joint Venture, association, company, partnership, governmental authority or any other entity.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)       (i) in the case of any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Issuer or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and (ii) in the case of any acquisition permitted by the Indenture or Permitted Investment in a Subsidiary as described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)       any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

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(c)       any Debt incurred by the Issuer or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of the Issuer in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Issuer; and

(d)       the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a Subsidiary or merging, amalgamating or consolidating with or into the Issuer or any of its Subsidiaries, or the Disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Proxy Statement” means the proxy solicitation statement, dated as of August 21, 2023, with respect to the Bermuda schemes of arrangement related to the Transactions contemplated by the Restructuring Support Agreement.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of the Issuer or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided that if any of Moody’s, S&P and Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Issuer as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the Notes.

“Real Estate Asset” means, at any time of determination, all right, title and interest of the Issuer in and to all owned real property and all real property leased or subleased by the Issuer (including, but not limited to, land, improvements and fixtures thereon) of the Issuer. For the avoidance of doubt, Real Estate Assets shall not include any right under any co-location or similar agreement.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in the Issuer’s business or in that of the Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restructuring Support Agreement” means that certain restructuring support agreement, dated as of June 27, 2023 by and among Digicel Limited, Digicel Holdings (Bermuda) Limited, the Issuer, DIFL US Finance LLC, the supporting lenders party thereto and DOB, incorporated by reference into the Proxy Statement.

“Restricted Debt” means (i) the DHL Subordinated Intercompany Loan and (ii) any other debt of any direct or indirect parent of the Issuer.

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“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement to be dated on or about the Issue Date by and among the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Senior Debt” means any Funded Debt of any Subsidiary of the Issuer.

“Services Agreement” means the services agreement to be entered into by and among DIHL, certain of its Subsidiaries and Mr. Denis O’Brien on or about the Issue Date, as contemplated by the Restructuring Support Agreement as in effect as of the Issue Date, or as modified in accordance with the terms thereof (so long as such modification is not adverse to the holders of the Notes).

“Shareholders Agreement” means that certain shareholders agreement, dated as of the Issue Date, among DHL and the shareholders party thereto.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) thereof shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA).

“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by the Issuer or any Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Specified Event of Default” means an Event of Default under clauses (a), (b) or (g) of paragraph (1) under the heading “—Events of Default.”

“Specified Intercompany Loans” means intercompany loans owing at any time by DGHL to DL and/or to one or more of DL’s Subsidiaries, and any intercompany receivables, rights and/or claims that DL or any of its Subsidiaries have or may have at any time in respect of any Future DPL Sale Proceeds or any remaining assets DGHL, and/or against DGHL, and includes the Specified Intercompany Loans referred to (and as defined) on Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”.

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by the Issuer; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Issuer may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Standard Securitization Undertakings” means all representations, warranties, covenants, pledges, transfers, purchases, dispositions, guaranties and indemnities (including repurchase obligations in the event of a breach of representation and warranty) and other undertakings made or provided, and servicing obligations undertaken, by the Issuer or any of its Subsidiaries that the Issuer has determined in good faith to be customary in connection with a Permitted Receivables Financing.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

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“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Subsidiary which serves to maintain or increase the Issuer’s or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing the Issuer’s or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a Subsidiary (or any business unit, line of business or division of the Issuer or a Subsidiary) not prohibited by the Indenture, (d) any incurrence or repayment of Debt (other than revolving Debt) and/or (e) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuer that is subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, Joint Venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any direct or indirect Subsidiary of the Issuer.

“Synthetic Transaction” means any securitization, receivables facility or any receivables financing, factoring transaction, or any other synthetic or off-balance-sheet financing transaction, including any Permitted Receivables Financing.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of the Issuer and its Subsidiaries are available.

“Total Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for the Issuer and its Subsidiaries.

“Transactions” means the consummation of the transactions contemplated by the Restructuring Support Agreement, including, without limitation, (a) the issuance of the New DIFL Secured Notes on the Issue Date, (b) the issuance of the Notes, (c) the issuance of common shares of DHL and (d) the issuance of Exit Preferred Shares in connection with certain scheme of arrangements pursuant to section 99 of the Companies Act 1981 of Bermuda.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means, as applicable to the jurisdiction in determination, (i) the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests, or (ii) any statute, code or law of any other state, country or jurisdiction (including, without limitation, Bermuda and any other jurisdiction applicable to the Issuer or any of its direct or indirect Subsidiaries, or any of the respective assets of any of the foregoing), to the extent such statute, code or law governs or set forth any rules, regulations or procedures relating to the creation or perfection of security interests in such jurisdiction.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted secured Debt, in each case as determined in accordance with IFRS.

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“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

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Annex III—Description of the DHL Common Shares

Description of the DHL Common Shares

General

Digicel Holdings (Bermuda) Limited is an exempted company incorporated under the laws of Bermuda. As used in this “Description of the DHL Common Shares,” “DHL,” “we,” “us” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme and, subject to the RSA, instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, New DHL. We are registered with the Registrar of Companies in Bermuda under registration number 36253. We were incorporated on December 17, 2004. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

The objects of our business are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation and outside of the transactions contemplated by the Reorganization Transactions, there have been no material changes to our share capital or mergers, amalgamations or consolidations of us. Similarly, outside of the proceedings contemplated by the Reorganization Transactions, there have been no bankruptcy, receivership or similar proceedings with respect to us.

Share Capital

Our authorized share capital of $12,000 consists of 12,000 DHL Common Shares. Following the consummation of the Reorganization Transactions, our authorized share capital will consist of 150,000,000 DHL Common Shares designated as Class A common shares or Class B common shares and 24,000,000 Exit Preferred Shares designated as Class A convertible preferred shares or Class B convertible preferred shares. All of our issued and outstanding DHL Common Shares are fully paid. Pursuant to our bye-laws, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares, provided that, in general terms and unless a general permission applied, consent of the Controller of Foreign Exchange of the Bermuda Monetary Authority would need to be obtained before any issuance or transfer of our shares would result in a person holding 10% or more of the voting shares (having held nil or less than 10% of the voting shares beforehand) or holds more than 50% of the voting shares (having held between 10% and 50% beforehand).

DHL Common Shares

Holders of the DHL Common Shares have no pre-emptive, redemption, conversion or sinking fund rights (subject to the preemptive rights of (i) Mr. Denis O’Brien with respect to his Class A common shares (and any entity controlled by Mr. Denis O’Brien and established for bona fide estate planning purposes, a “Permitted Transferee”), as described below, and (ii) each other shareholder of 5% or more of the fully diluted DHL Common Shares (described below)). Holders of the Voting DHL Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of the DHL Common Shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of the DHL Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Persons receiving the DHL Common Shares in the Reorganization Transactions may elect to have all or any portion of their DHL Common Shares designated as non-voting. Non-Voting DHL Common Shares comprise a separate class of DHL Common Shares designated as Class B common shares in our bye-laws. Voting DHL Common Shares are designated as Class A common shares in our bye-laws. Non-Voting DHL Common Shares have all the rights of Voting DHL Common Shares save for voting rights.

In the event of our liquidation, dissolution or winding up, holders of the DHL Common Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities.

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Our bye-laws provide that Mr. Denis O’Brien and each other shareholder holding 5% or more of the fully diluted DHL Common Shares will have preemptive rights on a pro rata basis in connection with any issuance of any of our Voting DHL Common Shares, any other new DHL Common Shares or any other equity or equity-like securities by us or any of our subsidiaries, with customary mop-up rights for fully subscribing shareholders if any other shareholder does not elect to acquire its full share, subject to certain customary exceptions. Shareholders shall have the right to assign preemptive rights to an affiliate (excluding portfolio companies affiliated with such shareholders, other than Permitted Transferees). We shall be permitted to issue securities without first complying with the preemptive rights provisions so long as we promptly subsequently offer shareholders the ability to purchase securities, by issuing additional securities, facilitating a secondary sale of previously issued securities or otherwise, that would have the effect of allowing any such participating shareholders to purchase the amount of securities they would have been entitled to purchase had we issued all such securities in compliance with the preemptive rights provisions.

Dividend and Other Distribution Rights

Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of Contributed Surplus (as defined below), if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Companies Act 1981 of Bermuda (the “Companies Act”) to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our bye-laws, each DHL Common Share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to the payment of dividends on our Exit Preferred Shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 66% of the issued shares of that class or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of members at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorizations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share, the secretary shall, within 10 business days after the date on which the transfer was lodged with us, send to the transferor and transferee a notice of the refusal. Subject to these restrictions, a holder of the DHL Common Shares may transfer the title to all or any of its DHL Common Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any DHL Common Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers (“Competitors”), are subject to the consent of our board of directors.

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Our bye-laws provide for any holder of the DHL Common Shares holding, or group of holders of the DHL Common Shares collectively holding, more than 60% of our fully diluted DHL Common Shares (the “Drag-Along Sellers”) to have drag-along rights to effect a sale of us to an unaffiliated third party by a sale of all or substantially all of our and our subsidiaries’ assets or sale of a majority of our fully diluted DHL Common Shares (whether by merger, share or unit exchange, recapitalization, sale or contribution of equity or other business combination transaction or purchase of beneficial ownership) (a “Company Sale”) without the approval of the other shareholders (the “Minority Sellers”) and with no appraisal rights, subject to customary protections for such other shareholders and subject to the statutory protections contained in Part VII of the Companies Act (as described in “Amalgamations and Mergers” below) if the Company Sale is an amalgamation or merger of us pursuant thereto (the “Drag-Along Right”). The Drag-Along Right shall not apply to Mr. Denis O’Brien’s or his Permitted Transferee’s DHL Common Shares for a period of two years from the Closing Date unless the minimum equity value of the DHL Common Shares is at least US$400 million. All holders of the DHL Common Shares in a Company Sale will be entitled to receive transaction consideration in the same form and the same per-share consideration as the consideration received by the majority holders of the DHL Common Shares. In connection with any Company Sale, each Minority Seller (i) will only be required to make (a) individual fundamental representations and warranties as to the unencumbered title to its equity interests and the power, authority and legal right to transfer such equity interests and the absence of any adverse claim with respect to such equity interests, as well as customary representations with respect to organization, capacity, the absence of certain conflicts and the lack of any brokerage, finder’s or other fee being payable based on arrangements made by such equityholder and (b) their pro rata share of any of our representations and warranties; (ii) will not be responsible for individual customary fundamental representations and warranties of any other person or entity (other than us or our subsidiaries) and (iii) will not be required to agree to any restrictive covenants other than customary confidentiality undertakings.

Our bye-laws provide for holders of the DHL Common Shares to have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the fully diluted DHL Common Shares by a holder or group of holders of the DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of the DHL Common Shares acting in concert.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of members each calendar year, which we refer to as the annual general meeting. Bermuda law permits the members to waive the requirement to hold an annual general meeting by resolution (either for a specific year or a period of time or indefinitely). Bermuda law provides that a special general meeting of members may be called by the board of directors of a company and must be called upon the request of members holding 10% or more of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that members be given at least five clear calendar days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene an annual general meeting and our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene a special general meeting. Under our bye-laws, at least five clear calendar days’ notice of an annual general meeting or five clear calendar days’ notice of a special general meeting must be given to each member entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the members entitled to attend and vote at such meeting or (ii) in the case of a special general meeting, by a majority in number of the members entitled to attend and vote at the meeting holding 95% or more in nominal value of the shares entitled to vote at such meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The members have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by members of the company and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for members of the company to inspect or obtain copies of any other corporate records.

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Our bye-laws provide for holders of at least 1% of our fully diluted DHL Common Shares to have customary information rights (“Information Rights”) to the information provided to the holders of the New DIFL Term Loans. The Information Rights shall be subject to customary exceptions to protect confidential and proprietary DHL information from disclosure to the public and Competitors. For the avoidance of doubt, the Information Rights are in addition to any information provided to the directors who may be our shareholders.

Election and Removal of Directors1

Our bye-laws provide that our board of directors shall consist of 9 directors, composed of:

●	Mr. Denis O’Brien as a non-executive director, subject to the terms and conditions set forth in the Services Agreement, until the date that is the third (3rd) anniversary of the Closing Date (such date, the “DOB Stepdown Date”). Upon the occurrence of the DOB Stepdown Date, Mr. Denis O’Brien (or a Permitted Transferee) will have the right to designate one (1) member of our Board (whether himself or another individual) for so long as Mr. Denis O’Brien (or such Permitted Transferee) continues to own 5% of the fully diluted DHL Common Shares (the “DOB Director”);

●	Our chief executive officer (the “CEO”);

●	Four (4) directors selected by PGIM, Inc. (“PGIM”) and/or its affiliates (the “PGIM Directors”); provided, that (i) at such time as PGIM owns less than [30]% but more than [22.5]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint three (3) PGIM Directors, (ii) at such time as PGIM owns less than [22.5]% but more than [15]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint two (2) PGIM Directors, (iii) if PGIM owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint one (1) PGIM Director and (iv) if PGIM owns less than [10]% of the fully diluted DHL Common Shares, PGIM shall have no right to appoint PGIM Directors; provided, further, that in no event shall there be more than 1 PGIM Director who is/are employee(s) of PGIM or any affiliate thereof;

●	So long as Contrarian Capital Management, L.L.C. (“Contrarian”) owns at least [15]% of the fully diluted DHL Common Shares, two (2) directors selected by Contrarian and/or its affiliates (the “Contrarian Directors”); provided, that (a) at such time as Contrarian owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, Contrarian shall have the right to appoint one (1) Contrarian Director and (b) if Contrarian owns less than [10]% of the fully diluted DHL Common Shares, Contrarian shall have no right to appoint Contrarian Directors; provided, further that in no event shall there be more than 1 Contrarian Director who is an employee of Contrarian or any affiliate thereof; and

●	Remaining directors selected by the holders of our DHL Common Shares (the “At Large Directors”); provided, that any holder of our DHL Common Shares that has the right to designate a director to our board of directors shall not be entitled to vote on the At Large Director(s); provided, further, that to the extent PGIM and/or Contrarian does not own exactly [30]%, [22.5]%, [15]% or [10]% of the fully diluted DHL Common Shares, as applicable, then PGIM and/or Contrarian, as applicable, shall be entitled to vote its excess percentage ownership above such applicable percentage threshold (if any) on the At Large Director(s) (e.g., if PGIM owns [48]% of the fully diluted DHL Common Shares, PGIM would have the right to appoint four directors and vote [18]% of its fully diluted DHL Common Shares (i.e., the excess of PGIM’s [30]% director appointment threshold) for At Large Directors.

PGIM and Contrarian shall have the right, subject to the other restrictions set forth herein, to transfer their director designation rights to a transferee of at least [10]% of the fully diluted DHL Common Shares, with such transferee’s designation right being subject to the terms and restrictions on such right applicable to PGIM or Contrarian, as applicable.

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[1]	Note that PGIM, Contrarian and GoldenTree Asset Management LP (collectively, the “PCG Ad Hoc Group”) may update the percentages contained in brackets in this section and/or other terms prior to the Closing.

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Directors shall hold office for such term as the shareholders appointing them may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

If at any time a vacancy is created on our board of directors by reason of the death, removal or resignation of any DOB Director, PGIM Director, Contrarian Director or At Large Director, a designee shall be appointed to fill such vacancy by such person(s) entitled to appoint such director. For the avoidance of doubt, such directors may only be removed by the applicable person(s) entitled to remove such director.

Any changes to the size of our board of directors requires the affirmative vote of at least 60% of our fully diluted DHL Common Shares.

The chairman of our board of directors (the “Chairman”) will be designated by PGIM and/or its affiliates for so long as PGIM and/or its affiliates own at least [40]% of the fully diluted DHL Common Shares, and PGIM and/or its affiliates will have the right to remove the Chairman. Following the resignation or removal of the Chairman, the chairman of our board of directors shall be designated (i) by PGIM and/or its affiliates for so long as PGIM owns at least 45% of the fully diluted DHL Common Shares and (ii) at such time as PGIM and/or its affiliates owns less than 45% of the fully diluted DHL Common Shares, by a simple majority of the PGIM Directors, Contrarian Director, At Large Directors and Mr. Denis O’Brien or the DOB Director, as applicable.

Each member of the PCG Ad Hoc Group shall be entitled to appoint one (1) observer to our board of directors so long as it owns at least 5% of the fully diluted DHL Common Shares; provided, however, to the extent a member of the PCG Ad Hoc Group has the right to appoint a director to our board of directors and that director is an employee of the applicable member of the PCG Ad Hoc Group or its affiliates, then to the extent such employee director is in attendance at a meeting of our board of directors, the PCG Ad Hoc Group member will not be entitled to have an observer in attendance at such meeting.

Services Agreement Dilution Protections

On the Closing Date, Mr. Denis O’Brien shall be issued Class A common shares representing 10% of the fully diluted DHL Common Shares as of the Closing Date pursuant to the Services Agreement (the “Services Agreement New Equity”); provided, that the Services Agreement New Equity shall not be diluted by the issuance of any new money equity (“New Money Equity”) issued from the Closing Date through September 30, 2024 only if all of the Anti-Dilution Conditions (as defined and described in the Services Agreement Term Sheet annexed to the Restructuring Term Sheet (as defined in the RSA) as Exhibit E) are met.

If DHL’s board of directors approves the issuance of any New Money Equity, such New Money Equity is issued prior to September 30, 2024, and the Anti-Dilution Conditions are all satisfied, then the additional Class A common shares shall be issued to Mr. Denis O’Brien in an amount to ensure that the Services Agreement New Equity is not diluted by the issuance of such New Money Equity. In the event that any Anti-Dilution Condition is not satisfied, the Service Agreement New Equity shall be diluted by any New Money Equity; provided, that if any Anti-Dilution Condition is not satisfied and there is any New Money Equity issued prior to September 30, 2024 with a pre-money equity valuation of less than $400 million, then the Services Agreement New Equity shall receive anti-dilution protection such that the Service Agreement New Money Equity shall only be diluted to the extent the Services Agreement New Equity would have been diluted if the New Money was issued with a pre-money equity valuation of $400 million. For the avoidance of doubt, if any Anti-Dilution Condition is not satisfied and New Money Equity is issued prior to September 30, 2024 at a pre-money equity valuation of at least $400 million, the Service Agreement New Equity shall be fully diluted by any such New Money Equity. For the avoidance of doubt, the anti-dilution protections for the Services Agreement New Equity described in the paragraph shall only apply up to and including September 30, 2024.

In addition to the dilution protections described above, the Services Agreement New Equity shall have anti-dilution protection such that the dilution on the Services Agreement New Equity shall be limited to the dilution the Services Agreement New Equity would have suffered had the conversion price for the Exit Preferred Shares been based on the Accreted Liquidation Preference and an equity valuation equal to the sum of (i) $400 million and (ii) the gross amount of cash funded at the closing to purchase Rights Offering Units (as defined in the Restructuring Term Sheet), not to exceed $175 million (for the avoidance of doubt, which amount shall exclude any Exit Preferred Shares consisting of Premium Shares (as defined in the Backstop Commitment Agreement)) rather than a conversion price based upon the Accreted Liquidation Preference and an equity valuation equal to $400 million; provided, further that so long as the gross amount of cash funded at the closing to purchase Rights Offering Units is $111 million or less, then the Services Agreement New Equity shall have additional anti-dilution protection such that the dilution on the Services Agreement New Equity as a result of the conversion of the Exit Preferred Shares shall be limited to the dilution the Services Agreement New Equity would have suffered if the Exit Preferred Shares converted into a maximum of 30.4% of the equity of the reorganized Company.

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Terms of the anti-dilution protections afforded to the Services Agreement New Equity, shall not be amended without the consent of Mr. Denis O’Brien.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors, and the votes of a simple majority of the directors present at a duly convened meeting of the board at which a quorum is present will be sufficient to approve all matters except as otherwise expressly set forth herein or as may be agreed to by the PCG Ad Hoc Group prior to Closing. Bermuda law permits individual and corporate directors, and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Meetings of our board of directors will require a quorum of at least two-thirds (2/3) of the members of our board of directors.

A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law will entitled to vote in respect of any such contract or arrangement in which he or she is interested subject to disclosing that interest; provided, however, that entering into or amending related party transaction with any interested director (including the CEO if the CEO is on our board of directors) will require approval of a majority or other applicable voting threshold of the disinterested directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act (“Section 98”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is finally determined by a court of competent jurisdiction. Our bye-laws provide that the members waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-laws

Our bye-laws provide that our memorandum of association may be amended only by a resolution of our board of directors and by a resolution passed at a general meeting of members. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our members. Material amendments or modifications to, or waivers or restatements of, our memorandum of association or bye-laws, or any other of our or our subsidiaries’ organizational documents, require a resolution passed by the affirmative vote of the holders of at least 60% of our fully diluted DHL Common Shares. Any such amendment that would change Mr. Denis O’Brien’s right to appoint a director or otherwise have a material and disproportionately adverse effect on Mr. Denis O’Brien relative to the other shareholders requires his prior written consent. Amendments to our memorandum of association or bye-laws that would circumvent or otherwise modify the provisions described in “Election and Removal of Directors,” “Proceedings of Board of Directors,” “Minority Protections,” “Access to Books and Records and Dissemination of Information” and “Transfer of Shares” will, for a number of years to be agreed to by the PCG Ad Hoc Group prior to the Closing, require the affirmative vote of a percentage of the fully diluted DHL Common Shares to be agreed to by the PCG Ad Hoc Group prior to the Closing.

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Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by members at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by members voting in favor of the amendment.

Amalgamations and Mergers

The Companies Act allows amalgamation or merger by a statutory process set out in Part VII of the Companies Act. Pursuant to these provisions, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its members. Unless the company’s bye-laws provide otherwise, the approval of 75% of the members voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. However, our bye-laws provide that the approval of at least 60% of the fully diluted DHL Common Shares is required for an amalgamation or merger, or any other consolidation, reorganization or business combination involving us or our significant subsidiaries.

Each of our shares has a statutory right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote in our bye-laws. The holders of shares of a class of shares are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a member of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such member’s shares may, within one month of notice of the members’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to members under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a member to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority members or, for instance, where an act requires the approval of a greater percentage of the company’s members than that which actually approved it. When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the members, one or more members may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any members by other members or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the members or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

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Minority Protections

Our bye-laws provide that certain fundamental actions, including but not limited to non-pro rata redemptions, recapitalizations, reclassifications or repurchases of our equity interests, shall require the approval of the holders of at least 70% of the fully diluted DHL Common Shares.

Our bye-laws provide that the following actions shall require the approval of the holders of at least 60% of the fully diluted DHL Common Shares:

(a)	any material amendments or modifications to, or waivers or restatements of, our or our subsidiaries’ constitutional or organizational documents;

(b)	any changes to the size of our board;

(c)	any merger, amalgamation, consolidation, reorganization or other business combination involving us or our significant subsidiaries;

(d)	any material (to us and our subsidiaries taken as a whole) acquisitions or dispositions;

(e)	any fundamental change in the scope of the business of us and our subsidiaries; or

(f)	entry into any liquidation, winding up or voluntary bankruptcy proceedings or similar proceedings in respect of us and/or our significant subsidiaries

Registration Rights

Our shareholders shall have customary registration rights following an initial public offering with respect to their registrable DHL Common Shares to be set forth in a registration rights agreement, including customary shelf registration and shelf take down rights, and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares. Holders of at least 5% or more of the fully diluted DHL Common Shares shall have customary demand registration rights.

Corporate Opportunities

In order to address potential conflicts of interest between us and our shareholders or directors, our bye-laws contain provisions regulating and defining the conduct of our affairs as they may involve our shareholders and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with our shareholders. In general, these provisions recognize that we and our shareholders may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and our shareholders will continue to have contractual and business relations with each other, including service of officers and directors of our shareholders serving as our directors.

Our bye-laws provide that our shareholders and directors and officers will have no duty to refrain from:

●	engaging in the same or similar business activities or lines of business as us,

●	doing business with any of our clients or customers, or

●	employing or otherwise engaging any of our officers or employees.

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However, this does not apply to Mr. Denis O’Brien or shareholders that are employed by us, in each case, during the time that Mr. Denis O’Brien or such shareholder remains a service provider to us, it being understood that Mr. Denis O’Brien shall be deemed a service provider during the period from the Closing Date to three years following such Closing Date.

Our bye-laws provide that neither our directors or officers or our shareholders nor any officer or director of our shareholders, except as described in the following paragraph, will be liable to us or our shareholders for breach of any fiduciary duty by reason of any such activities. Our bye-laws provide that our shareholders and our directors and officers are not under any duty to present any corporate opportunity to us which may be a corporate opportunity for them and for us, and our shareholders and our directors and officers will not be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that they pursue or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

For purposes of the bye-laws, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our lines of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of our shareholders or their officers or directors will be brought into conflict with our self-interest.

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Annex IV—Description of the Exit Preferred Shares

The following is a summary of certain provisions of Digicel Holdings (Bermuda) Limited’s bye-laws for its Exit Preferred Shares. As used in this “Description of the Exit Preferred Shares,” “DHL,” “we,” “us,” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme, subject to the RSA and instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinates Notes, New DHL. The following summary of the terms of the Exit Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our bye-laws. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

General

Under our bye-laws, as amended, our board of directors by resolution may establish one or more series of preferred shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by our board of directors and as may be permitted by Bermuda law. We currently have no preferred shares issued and no capital shares that are senior to or on parity with the Exit Preferred Shares. At the Closing Date, we will designate and issue a number of shares of Exit Preferred Shares with an aggregate initial liquidation preference equal to (x) the Exit Preferred Shares Offering Amount, plus (y) $11 million on account of the Backstop Payment (such aggregate liquidation preference in respect of the Exit Preferred Shares issued on the Closing Date, the “Exit Preferred Shares Initial Liquidation Preference”), and subject to accretion and adjustment as provided herein. In addition, after the Closing Date, we may at our option issue up to $50 million aggregate initial liquidation preference of additional Exit Preferred Shares pursuant to an uncommitted accordion on terms substantially similar to the Exit Preferred Shares issued on the Closing Date.

When issued, the Exit Preferred Shares, and any DHL Common Shares issued upon the conversion of the Exit Preferred Shares, will be fully paid and non-assessable. Holders of the Exit Preferred Shares will have no preemptive or preferential right to purchase or subscribe for additional shares, obligations, warrants or other securities of us of any class, other than the right to receive DHL Common Shares issued upon the conversion of any Exit Preferred Shares as described below in “Mandatory Conversion.”

The Exit Preferred Shares are subject to Mandatory Conversion, as described below in “—Mandatory Conversion,” and Mandatory Redemption, as described below in “—Mandatory Redemption.”

“Cash Cap Condition” shall mean the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount.

Ranking

The Exit Preferred Shares will rank senior to any of our existing or future equity securities, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution of us.

While any Exit Preferred Shares are issued and outstanding, we may not authorize or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion). Without the consent of any holder of the Exit Preferred Shares, however, we may authorize, increase the authorized amount of, or issue any class or series of, equity securities that rank junior to the Exit Preferred Shares.

Dividends

Each Exit Preferred Share shall accrue, on a daily basis whether or not declared and paid, cumulative cash dividends at the rate per annum of 12% on the Accreted Liquidation Preference (as defined below) of such Exit

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Preferred Share. Such dividends shall compound annually in arrears to the extent not paid in cash (“Compounded Dividends”). Such rate will be increased by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed) of any of our obligations, covenants, representations, warranties, or agreements under the definitive documentation with respect to the Exit Preferred Shares. Holders of record of the Exit Preferred Shares will be entitled to receive such accumulated and unpaid dividends, including Compounded Dividends, at any time in cash, when, as and if declared by our board of directors, out of funds legally available for payment and subject to the Cash Cap Condition. “Accreted Liquidation Preference” means, for any Exit Preferred Shares as of any date of determination, the sum of (i) the Exit Preferred Shares Initial Liquidation Preference of such Exit Preferred Shares, plus (ii) the aggregate unpaid Compounded Dividends with respect to such Exit Preferred Shares, plus, (iii) any accrued, unpaid and uncompounded dividends, whether or not declared, with respect to such Exit Preferred Shares, if any, as of such date of determination.

As long as any Exit Preferred Shares are issued (and remain outstanding), no dividends or other distributions may be declared, made or paid, or set apart for payment, upon any junior equity securities, nor may any junior equity securities be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any junior shares) by us or on our behalf. Holders of the Exit Preferred Shares will not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends (except, for the avoidance of doubt, in their capacity as holders of DHL Common Shares upon conversion of the Exit Preferred Shares).

Our ability to declare and pay dividends and make other distributions with respect to our capital shares, including the Exit Preferred Shares, may be limited by, among other things, the terms of our existing and future indebtedness, the Cash Cap Condition and applicable Bermuda law. Pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of the Contributed Surplus (as defined below), if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Bermuda Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Covenants

DHL shall not incur or guarantee any debt or liens, make investments (other than loans to DIFL as expressly provided in “—Mandatory Conversion” and “—Mandatory Redemption”) or asset sales, or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion), or issue any dividends on any shares or other equity interests junior in priority to the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, DHL(i) shall preserve, pursue the collection of, and maximize the value of the Specified Intercompany Loans (as defined below) for the benefit of the holders of the Exit Preferred Shares and (ii) shall not amend, modify, settle, or otherwise dispose of the Specified Intercompany Loans without the consent of holders of a majority of the shares of the Exit Preferred Shares.

The definitive documentation of the New DIFL Credit Facility and the New DIFL Secured Notes Indenture shall provide that, after the Cash Cap Condition has been satisfied, it shall be an event of default if DHL does not promptly contribute or cause to be contributed to DIFL all proceeds received by DHL in respect of the Specified Intercompany Loans.

In addition, DHL, DL, DIHL, and their respective direct and indirect subsidiaries will be subject to restrictions on, among other things, investments, dividends and certain other payments, asset sales, and the incurrence of debt and liens, in each case consistent with the New DML Unsecured Notes in the case of DHL, DL, and DIHL, and consistent with the New DIFL Term Loans in the case of DHL’s other indirect subsidiaries. The scope of the covenants will be agreed to in DHL’s bye-laws.

Method of Payment of Dividends

Dividends on the Exit Preferred Shares are payable in cash.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Exit Preferred Shares will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of junior equity securities (including DHL

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Common Shares), the Accreted Liquidation Preference per share, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Accreted Liquidation Preference of the Exit Preferred Shares and all parity shares are not paid in full, holders of the Exit Preferred Shares and the parity shares will share equally and ratably in any distribution of our assets in proportion to the full Accreted Liquidation Preference to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, holders of any Exit Preferred Shares will have no right or claim to any of our remaining assets on account of their ownership of the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, we shall preserve, pursue the collection of, and maximize the value of the intercompany loans owed by DGHL to DL or DL’s subsidiaries or other rights or claims that DL or DL’s subsidiaries have in respect of the Future DPL Sale Proceeds and any remaining assets of DGHL, and any other rights or claims that DL or DL’s subsidiaries have against DGHL under the DGHL Settlement Agreement or otherwise outstanding as of the Closing Date after giving effect to the Concurrent Transactions (collectively, the “Specified Intercompany Loans”) for the benefit of the holders of the Exit Preferred Shares, and, subject to the deferral provisions described below under “—Mandatory Redemption,” apply 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are required to be paid to Mr. Denis O’Brien (“DOB”) pursuant to the Services Agreement (“DOB True-Up”)) immediately upon receipt, to the Mandatory Redemption of the Exit Preferred Shares, to the extent such redemption complies with the Cash Cap Condition.

Voting Rights

Exit Preferred Shares will be issued either as Class A or Class B. Holders of Class A Exit Preferred Shares will have voting rights on as-converted basis pari passu with holders of Voting DHL Common Shares. Holders of Class B Exit Preferred Shares will have no voting rights.

No Maturity

The Exit Preferred Shares have no maturity date, and will remain outstanding unless mandatorily converted by us, or mandatorily redeemed by us, each as described under “—Mandatory Conversion” and “—Mandatory Redemption” below.

Mandatory Conversion

At any time after the third anniversary of the Closing Date until the date immediately prior to the fourth anniversary of the Closing Date, we may, at our option, elect to cause all outstanding Exit Preferred Shares to, without any further action by DHL or holders of Exit Preferred Shares or DHL Common Shares, be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion). Subject to the preceding sentence, on the fourth anniversary of the Closing Date all outstanding Exit Preferred Shares shall automatically be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion) (the “Mandatory Conversion”).

On and after the Mandatory Conversion of the Exit Preferred Shares, dividends will cease to accrue on the Exit Preferred Shares called for Mandatory Conversion, and all rights of holders of such Exit Preferred Shares will terminate, except for the right to receive DHL Common Shares issuable upon conversion thereof.

Mandatory Redemption

The Exit Preferred Shares will be mandatorily redeemable (subject to the “Declined Redemptions” (as defined below)) by us in cash at the Accreted Liquidation Preference thereon from time to time with 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are both required to be and actually funded to pay for the DOB True-Up in accordance with the Services Agreement), immediately upon receipt (including, for the avoidance of doubt, any such gross cash proceeds received by us or any of our subsidiaries prior to the Closing Date) to the extent such redemption complies with the Cash Cap Condition (the “Mandatory Redemption”).

The requirement to make any such Mandatory Redemption shall be subject to applicable Bermuda law and deferred to the extent and only for so long as DIFL and its subsidiaries are projected in good faith by our board of directors to have less than $100 million of aggregate liquidity within six full calendar months after giving effect to such redemption (the “Below-Minimum Liquidity Condition”), and such gross cash proceeds shall not be used by us prior to the time that such determination is made by our board of directors. In the event of any such deferral, we

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shall use all such deferred proceeds (the “Deferred Proceeds”) to make an unsecured loan, subordinated in right of payment to the New DIFL Term Loans and New DIFL Secured Notes, to DIFL (each, a “Subordinated Intercompany Loan”). Such Subordinated Intercompany Loans shall not bear interest or original issue discount or other fees. No later than ten business days after the last day of each fiscal quarter, our board of directors shall project in good faith the aggregate liquidity of DIFL and its subsidiaries for the following six full calendar months, and to the extent the Below-Minimum Liquidity Condition would be satisfied at any time during such six-month period, any Subordinated Intercompany Loan (excluding any amounts that have been outstanding for longer than 12 full calendar months at such time, unless the New DIFL Term Loans and New DIFL Secured Notes are no longer outstanding) shall become immediately due and payable, and we shall immediately (subject to the terms of Declined Redemptions (as defined below)) use the proceeds of the repayment of such Subordinated Intercompany Loans to redeem in cash the Exit Preferred Shares.

Unless both the Cash Cap Condition has been satisfied and any New DIFL Term Loans or New DIFL Secured Notes are then outstanding, upon a Change of Control (as defined below) occurring (i) prior to the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash their Accreted Liquidation Preference; and (ii) on or after the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash the greater of (a) the fair market value in cash of the consideration they would receive as holders of DHL Common Shares on an as-converted basis from the occurrence of such Change of Control and (b) the Accreted Liquidation Preference.

Upon the satisfaction of the Cash Cap Condition, DHL shall transfer the Specified Intercompany Loans to DIFL.

“Change of Control” shall have the meaning assigned to such term in the New DIFL Credit Facility, with appropriate modifications and in any event to include DHL ceasing to own, directly or indirectly, 100% of the equity interests of DIHL, DML and DIFL.

If DHL is required to redeem the Exit Preferred Shares in cash, it shall provide holders of the Exit Preferred Shares (including, in the case of clauses (a) and (b) below, via a posting to a “public-side” data room open to all holders of the Exit Preferred Shares) a notice of redemption including (a) the amount of such redemption, (b) the date of such redemption, and (c) reasonably detailed projections and calculations demonstrating that the Below-Minimum Liquidity Condition is not satisfied, no less than five business days prior to the date of such redemption.

Any holder of the Exit Preferred Shares may, by notice to DHL at least two business days (with an email to DHL’s legal advisors being sufficient), decline all or a portion of its share of such redemption (such amounts, together with any amounts waived pursuant to the immediately succeeding paragraph, the “Declined Redemptions”).

Holders of a majority of the shares of the Exit Preferred Shares may waive the requirement to make all or any portion of any such required redemption.

Declined Redemptions shall be deemed to be Deferred Proceeds and loaned to DIFL as set forth above.

Under Bermuda law, we may not lawfully redeem preference shares (including the Exit Preferred Shares) if on the date redemption is to be effected there are reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of our assets would thereby be less than the aggregate of our liabilities. Preference shares (including the Exit Preferred Shares) may not be redeemed except out of the capital paid up thereon, out of funds of ours that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption. The premium, if any, payable on redemption must be provided for out of funds of ours that would otherwise be available for dividend or distribution or out of our share premium account before the Exit Preferred Shares are redeemed or purchased.

No Fractional Shares

No fractional DHL Common Shares or securities representing fractional DHL Common Shares will be delivered (i) upon conversion or redemption of the Exit Preferred Shares or (ii) in respect of dividend payments on the Exit Preferred Shares. Instead, we will deliver a cash payment to each holder that would otherwise be entitled to a fractional share based on the closing sale price of DHL Common Shares on the relevant conversion date.

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Recapitalizations, Reclassifications and Changes of DHL Common Shares

In the case of:

•	any recapitalization, reclassification or change of DHL Common Shares (other than changes resulting from a subdivision, consolidation or combination);

•	any consolidation, merger, amalgamation or combination involving us;

•	any sale, lease or other transfer to a third party of the consolidated assets of us and our subsidiaries substantially as an entirety;

•	any scheme of arrangement; or

•	any statutory share exchange;

in each case, as a result of which DHL Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Exit Preferred Share into DHL Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of DHL Common Shares equal to the conversion rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such shares, securities or other property or assets, “reference property”). In the event holders of DHL Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the reference property into which the Exit Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of DHL Common Shares that affirmatively make such an election. Our bye-laws provide that we may not become a party to any such Reorganization Event unless its terms are consistent with the foregoing. No adjustment to the conversion rate will be made for any Reorganization Event to the extent shares, securities or other property or assets become the reference property for the Exit Preferred Shares.

Throughout this section, if DHL Common Shares have been replaced by reference property as a result of any such Reorganization Event, references to DHL Common Shares are intended to refer to such reference property.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorisations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained, or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share the secretary shall, within ten business days after the date on which the transfer was lodged with us, send to the transferor and transferee notice of the refusal. Subject to these restrictions, a holder of the Exit Preferred Shares may transfer the title to all or any of its Exit Preferred Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any Exit Preferred Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers, are subject to the consent of our board of directors.

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ANNEX V--DL SCHEME DOCUMENT

IN THE SUPREME COURT OF BERMUDA CIVIL JURISDICTION

(COMMERCIAL COURT) 2023 No.

IN THE MATTER OF THE COMPANIES ACT 1981 IN THE MATTER OF DIGICEL LIMITED

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981) BETWEEN

DIGICEL LIMITED

AND

THE DL SCHEME CREDITORS (as defined herein)

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CONTENTS

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1	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme:

“Additional Subscription Election”	means a right of each DL Scheme Creditor that makes a Commitment Payment Election to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, Solicitation Statement) of Exit Preferred Shares and [8,479,984][1] DHL Shares.

“Advisors”	means collectively, (i) the PCG Ad Hoc Group Advisors and (ii) the Digicel Advisors.

“Affiliates”

means:

(A) an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(B) a company or corporation 20 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the debtor, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(C) a person whose business is operated under a lease or operating agreement by a debtor, or person substantially all of whose property is operated under an operating agreement with the debtor; or

(D) an entity that operates the business or substantially all of the property of the debtor under a lease or operating agreement.

“Allowed Proceedings”

means any Proceedings brought or commenced by a DL Scheme Creditor:

(A) to enforce its rights under the Restructuring Support Agreement, the Restructuring Documents or the Scheme where any person fails to comply with the terms of, or perform its obligation(s) under, the Restructuring Support Agreement, the Restructuring Documents or the Scheme;

(B) in respect of any Liability arising under the Scheme or a Restructuring Document which may arise or accrue in relation to acts, omissions, events and/or circumstances occurring after the Scheme Effective Date; and

(C) to enforce its rights in respect of any Excluded Claims.

1 Subject to adjustment based on the funded Exit Preferred Shares amount, this number will consist of up to 20.00% of DHL Shares outstanding after the Restructuring.

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“Amended Organisational Documents”	means the amended and restated bye-laws of DHL, in the form annexed hereto, together with any amendment to DHL’s memorandum of association required to give effect to any issuances pursuant to this Scheme or the Interconditional Schemes.

“Beneficial Interest”	means a beneficial interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing DL Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

“Beneficial Ownership Condition”

means the requirement for each ultimate beneficial owner who would, assuming the consummation of the Scheme and the Interconditional Schemes, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money-laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda.

“Bridge Facilities”	has the meaning given to that term in the Solicitation Statement.

“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“Change of Control Condition”	means consent or waiver (to the extent capable of waiver) from each of the relevant Governmental Authorities of Bermuda, Jamaica, Trinidad & Tobago and the USA, to the extent such consent or waiver is a requirement under applicable law for the consummation of the transactions contemplated by this Scheme including, without limitation, a change of control of the Group as further described in the Solicitation Statement.

“Claim”

means:

(A) the right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or

(B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

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“Commitment Payment Election”	has the meaning given to that term in the Solicitation Statement where such election is made in accordance with the terms of the Solicitation Statement.

“Companies Act”	means the Companies Act 1981 of Bermuda.

“Company”	means DL.

“Concurrent Transactions”	has the meaning given to that term in the Solicitation Statement.

“Convening Order”	means the order of the Court containing directions for the convening of the Scheme Meetings.

“Corporate Reorganisation”	has the meaning given to that term in the Solicitation Statement.

“Court”	means the Supreme Court of Bermuda.

“Deed of Release”	has the meaning given to that term in the Explanatory Statement.

“Deed of Release Parties”	means “Released Party” as such term is defined in the Deed of Release.

“DHL”	means Digicel Holdings (Bermuda) Limited, an exempted company incorporated in Bermuda with registration number 36253, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DHL Shares”	means the fully paid class A voting common shares of DHL and/or the fully paid class B non-voting common shares of DHL (as the case may be), having the rights as set out in the Amended Organisational Documents.

“DHL Undertaking”	has the meaning given in Clause 7.2(d).

“Digicel Advisors”	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.

“DL”	means Digicel Limited, an exempted company incorporated in Bermuda with registration number 53898, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DL Commitment Payment”	means, in respect of each applicable DL Scheme Creditor that makes a valid Commitment Payment Election, a DL Scheme Creditor’s pro-rata share of [980,498][2] DHL Shares based upon the ratio of such DL Scheme Creditor’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate Scheme Claims of all DL Scheme Creditors as at the Record Date, excluding any accrued interest thereon, that make a valid Commitment Payment Election.

2 Assuming all Existing DL Noteholders validly deliver their proxy by the applicable deadline, the DL Commitment Payment will consist of an amount equal to 2.31% of DHL Shares outstanding immediately after the Restructuring.

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“DL Noteholder”	means a person who has a Beneficial Interest in the Existing DL Notes and who is the owner of the ultimate economic interest in any of the Existing DL Notes.

“DL Scheme Consideration”	means the Equitisation Shares and the Additional Subscription Election.

“DL Scheme Creditors”	means DL Noteholders and (without double counting in each case) the Existing Depository Nominee.

“DL Work Payment”	means [2,064,876][3] DHL Shares.

“DTC”	means The Depository Trust Company.

“DTC Participant”	means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing DL Notes in an account held with DTC, either for that person’s own account or on behalf of another person.

“Eligible Recipient”	means a DL Scheme Creditor, that (i) provided a notification to the Company in the form contained in the Instruction Packet as to the identity of the person who is to be the registered holder of such DL Scheme Creditor’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition.

“Equitisation Shares”	means [19,703,645][4] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement).

“Excluded Claims”	means (i) Scheme Costs; (ii) Claims on account of under or in connection with DL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 8.3 of the Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by the Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DL Work Payment or DL Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to fraud, gross negligence, wilful default, wilful misconduct or dishonesty.

3 The DL Work Payment will consist of a number of shares equal to 4.87% of DHL Shares outstanding immediately after the Restructuring.

4 The Equitisation Shares will consist of 46.47% of DHL Shares outstanding immediately after the Restructuring.

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“Existing Depository Nominee”	means Cede & Co as the entity in whose name the Existing DL Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing DL Notes.

“Existing DL Notes”	means the 6.750% Senior Notes due 2023 issued by DL pursuant to the Existing DL Notes Indenture.

“Existing DL Notes Indenture”	means the indenture dated March 3, 2015 between DL as issuer and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing DL Notes were constituted and issued as amended/supplemented from time to time.

“Existing DL Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing DL Notes Indenture; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

“Existing DL Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, accrued or incurred by the Existing DL Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing DL Notes Indenture or related documents.

“Exit Preferred Shares”	means the convertible preferred shares to be issued by DHL on terms substantially consistent with the description of preferred shares contained in the Explanatory Statement.

“Explanatory Statement”	means that composite explanatory document (including all appendices) dated [•] 2023 relating to the Scheme, mailed to the DL Scheme Creditors and available via the Scheme Website pursuant to the Convening Order, and which is required to be issued to DL Scheme Creditors pursuant to section 100 of the Companies Act.

“Foreign Representative”	means Lawrence Hickey or such other person as the Company may nominate and authorise to act as such.

“Funding Notice”	has the meaning given to that term in the Solicitation Statement.

“Governmental Authority”	means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Group”	means Digicel Limited and its Affiliates (but excluding Digicel Group Holdings Limited and its shareholders) .

“Holding Period”	means a period of 18 months after the Scheme Effective Date.

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“Holding Trust”	means the trust established on or around the Scheme Effective Date for the purposes of holding the Equitisation Shares or other DHL Shares payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting the Holding Trust in substantially the same form as that appended to the Explanatory Statement.

“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited

“Ineligible Recipient”	means a DL Scheme Creditor that is not an Eligible Recipient.

“Information Agent”	means Epiq Corporate Restructuring, LLC.

“Interconditional Schemes”	means schemes of arrangement of the Company’s Affiliates, Digicel Intermediate Holdings Limited and Digicel International Finance Limited, as further set out in the Explanatory Statement.

“Instruction Packet”	means the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement.

“Intermediary”	means, in respect of the Existing DL Notes, a person who is not a DL Noteholder because it is not the owner of the ultimate economic interest in such Existing DL Notes but who holds a Beneficial Interest in any of such Existing DL Notes on behalf of another person or persons.

“Liability” or “Liabilities”	means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is known or unknown, whether or not it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises by contract, at common law, in equity or by statute or otherwise, in Bermuda or any other jurisdiction, or in any manner whatsoever.

“Longstop Time”	means 22 December 2023 at 5:00 pm (New York Time) or such later date and time as may be agreed pursuant to the Restructuring Support Agreement.

“Majority DL Scheme Creditors”	means the DL Noteholders whose holdings of the Existing DL Notes constitute at the relevant time more than 50 percent of the aggregate principal amount of the Existing DL Notes held at the relevant time by the DL Noteholders.

“PCG Ad Hoc Group”	means the ad hoc group of creditors holding Beneficial Interests in the Existing DL Notes advised by the PCG Ad Hoc Group Advisors from time to time.

“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC, (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, (iv) Walkers (Bermuda) Limited, and (v) with the consent of the Company, any barrister or other law firm retained on behalf of the PCG Ad Hoc Group from time to time, as advisors to the PCG Ad Hoc Group.

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“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professional advisors.

“Post”	means delivery by pre-paid first class post or air mail or generally recognised commercial courier service, and “Posted” shall be construed accordingly.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Professional Fees”	means, collectively, the reasonable and documented fees, costs, and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (i) the PCG Ad Hoc Group Advisors, and (ii) the Digicel Advisors, to be allocated for payment between DIFL and the Company as determined between them and the Digicel Advisors.

“Record Date”	means 4pm on 15 August 2023 (New York time) in respect of the Scheme.

“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

“Registration Rights Agreement”	has the meaning given to that term in the Solicitation Statement.

“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.

“Released Claim”	means (a) in respect of the Deed of Release Parties, any past, present and/or future Claim released pursuant to the Deed of Release; or (b) in respect of any other Released Person, or to the extent a Claim is not otherwise released pursuant to the Deed of Release for whatever reason, any past, present and/or future Claim arising out of, relating to or in respect of: (i) either Existing DL Notes Indenture,; (ii) the Existing DL Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Concurrent Transactions; and (v) all actions and/or decisions taken by any Deed of Release Party prior to the Scheme Effective Date in connection with the Company, the management and/or business of the Company (including any business or contractual arrangement between the Company and any Released Person), the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

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“Released Person”	means each of the following, and in each case, solely in its capacity as such: (i) the Deed of Release Parties; and (ii) to the extent not falling within paragraph (i) of this definition, the Existing DL Notes Trustee, the Information Agent, the Holding Trustee, each DL Scheme Creditor and their respective Scheme Creditor Parties, Affiliates and Advisors (including, in respect of the foregoing, each of their Personnel).

“Restructuring”	has the meaning given to that term in the Explanatory Statement.

“Restructuring Documents”	means the Deed of Release, the Registration Rights Agreement, the Holding Trust Deed, the Amended Organisational Documents and any other documents that the Company and the Majority DL Scheme Creditors consider to be reasonably required to effectuate the terms of the Scheme.

“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of 27 June 2023 between, amongst others, DL, DHL, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, the Supporting Lenders (as defined therein) and the Supporting Shareholder.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme”	means this scheme of arrangement between the DL Scheme Creditors and the Company pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 19.

“Scheme Claim”	means, as the context shall require, any Claim of a DL Scheme Creditor against the Company arising directly or indirectly out of, or in relation to and/or in connection with the Existing DL Notes, and/or the Existing DL Notes Indenture, whether before, at or after the Record Date (provided that solely for voting purposes, all Scheme Claims shall be determined by reference to the relevant principal amount of Existing DL Notes excluding any accrued and uncapitalised interest or other amounts due pursuant to the Existing DL Notes or the Existing DL Notes Indenture), and excluding, in each case, any Excluded Claims.

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“Scheme Costs”	means the Liability of the Company in respect of the fees, costs and expenses of the Advisors (including the Professional Fees) and the Existing DL Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.

“Scheme Creditor Parties”	means, in respect of a DL Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel.

“Scheme Effective Date”	means the date upon which all of the conditions to the effectiveness of the Scheme as set forth in Clause 15 have been satisfied and the Scheme becomes effective.

“Scheme Meeting”	means the meetings of DL Scheme Creditors convened by the Court in order to consider, and if thought fit, approve the Scheme pursuant to the Convening Order.
“Scheme Website”	means https://dm.epiq11.com/DIFL-DL.

“SEC”	means the U.S. Securities and Exchange Commission.

“Services Agreement”	has the meaning given to that term in the Solicitation Statement.

“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing DL Notes and the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the DIFL Subordinated Notes (each as defined in the Solicitation Statement) dated as of 21 August 2023 and forming part of the Explanatory Statement.
“Subscription Price”	has the meaning set forth in the Solicitation Statement

“Supporting Lenders”	has the meaning set forth in the Restructuring Support Agreement

“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in the Company.

“United States Code”	means the Code of Laws of the United States of America.

“US Bankruptcy Code”	means title 11 of the United States Code.

“US Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.

“US Securities Act”	means U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses, and Sub-Clauses are references to the recitals, parts, clauses, or sub-clauses respectively of or to the Scheme;

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(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Holding Trustee, the Information Agent, the Existing DL Notes Trustee, the Company or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	where any amount is specified in this Scheme (including in any definition) in respect of any DL Scheme Consideration, that amount is subject to rounding in accordance with the terms of this Scheme;

(l)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(m)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(n)	“or” is not exclusive;

(o)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(p)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a

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dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

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PART A
RECITALS

2	THE COMPANY

2.1	The Company was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on August 21, 2018 with registration number 53898 under the name “New Digicel Limited” and changed its name to “Digicel Limited” on December, 6 2018.

2.2	The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

2.3	The authorised share capital of DL is US$10,000 consisting of 10,000 common shares of US$1.00 par value each of which 1,000 have been issued.

2.4	The Company is the issuer of the Existing DL Notes pursuant to the Existing DL Notes Indenture. The Scheme seeks to effect a compromise of the Company’s liabilities under the Existing DL Notes and the Existing DL Notes Indenture.

3	THE PURPOSE OF THE SCHEME

3.1	The principal object and purpose of the Scheme is to effect a compromise and arrangement between the Company and the DL Scheme Creditors in respect of the Scheme Claims. The arrangement and compromise of the Scheme Claims effected pursuant to the Scheme will, in conjunction with the Interconditional Schemes, result in significant deleveraging of the Group and will enable the Group to carry on as a going concern.

3.2	On the Scheme Effective Date, and as set out in more detail in Part B below, among other things, the Existing DL Notes will be cancelled and discharged in full in exchange for the Company transferring the DL Scheme Consideration to the DL Scheme Creditors, and all rights and obligations of any person under or in connection with the Existing DL Notes and Existing DL Notes Indenture (including, for the avoidance of doubt, all rights and obligations of any person that acquires an interest in the Existing DL Notes after the Record Date) will terminate.

3.3	In addition to the DL Scheme Consideration, on the Scheme Effective Date (and as set out in more detail in Part B below), DHL shall issue DHL Shares on account of the DL Notes Work Payment. The Company shall transfer the DHL Shares on account of the DL Notes Commitment Payment, and DHL shall transfer the DHL Shares on account of the DL Notes Work Payment, in each case, to the applicable DL Noteholders who are entitled to receive such amounts in accordance with Clauses 7.2(c) and 7.3 (as applicable).

3.4	The Foreign Representative is authorised to make an application on behalf of the Company for a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code (or under any other applicable law, legal doctrine or Proceeding concerning cross-border recognition) and such other additional relief and/or assistance as may be required or as the Foreign Representative may find necessary to obtain for the purposes of obtaining foreign recognition of the Scheme, outside of Bermuda.

4	THE EXISTING DL NOTES

The Existing DL Notes are held under customary arrangements whereby:

(a)	the Existing DL Notes were issued pursuant to the Existing DL Notes Indenture;

(b)	all Existing DL Notes are registered in the name of the Existing Depository Nominee;

(c)	Beneficial Interests in the Existing DL Notes are held initially by DTC Participants (whose identities are recorded directly in the books or other records maintained by DTC) through DTC, under electronic systems designed to facilitate paperless transactions in respect of dematerialised securities; and

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(d)	each DTC Participant may be holding its recorded Beneficial Interest in the Existing DL Notes (in full or in part) either on its own behalf or on behalf of another person, which person may in turn also be holding such interest on its own behalf or on behalf of another person.

5	THE EXISTING DL NOTES TRUSTEE AND THE SCHEME

5.1	The Court has ordered that neither the Existing DL Notes Trustee, any Intermediaries nor the Existing Depository Nominee (as registered holder of the Existing DL Notes), none of whom own any economic interest in the Existing DL Notes to be compromised in the Scheme, shall be entitled to vote on the Scheme in respect of the Existing DL Notes at the Scheme Meeting and, accordingly, they will not vote on the Scheme at such meeting. For voting purposes in respect of the Scheme, the DL Scheme Creditors shall therefore consist solely of the Existing DL Noteholders. For the avoidance of doubt, no term of this Scheme amends, releases, modifies or otherwise impacts any right of the Existing DL Notes Trustee under the Existing DL Notes Indenture, the Existing DL Notes and related documents, including, without limitation its rights to assert a lien on the consideration to be provided to DL Noteholders in connection with the Existing DL Notes under this Scheme.

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PART B
THE SCHEME

6	APPLICATION AND EFFECTIVENESS OF THE SCHEME

6.1	The compromises and arrangement effected by this Scheme, including the Restructuring Documents, shall apply to all Scheme Claims and shall be binding on all DL Scheme Creditors (and each of their Scheme Creditor Parties) and the Company.

6.2	Subject to Clause 16 below, the terms of the Scheme shall become effective on the Scheme Effective Date and shall take effect in accordance with the terms of the Scheme and all of the rights, title and interests of the DL Scheme Creditors in respect of the Scheme Claims will be subject to the compromise and arrangement set out in the Scheme in accordance with its terms.

6.3	The Company shall promptly notify the Information Agent in writing of the occurrence of the Scheme Effective Date and provide a form of written notice to the Information Agent, and the Information Agent shall promptly notify the DL Scheme Creditors of the Scheme Effective Date by:

(a)	providing such written notice to the Existing DL Notes Trustee;

(b)	circulating such written notice to the DL Scheme Creditors via DTC; and

(c)	posting such written notice on the Scheme Website.

7	THE SCHEME

7.1	Prior to the Scheme Effective Date, the Company has made available to each DL Scheme Creditor the opportunity to make an Additional Subscription Election via the procedures described in the Solicitation Statement. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DL Scheme Creditor that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DL Scheme Creditor the applicable amount of Exit Preferred Shares and DHL Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DL Scheme Creditor. The foregoing shall be subject to the relevant DL Scheme Creditor being an Eligible Recipient.

7.2	Subject to Clause 16, on the Scheme Effective Date:

(a)	DL shall transfer to each DL Scheme Creditor who is an Eligible Recipient, DHL Shares in an amount equal to its pro rata share (as described in paragraph (e) below) of the Equitisation Shares in such class of DHL Shares as is designated by the relevant DL Scheme Creditor in accordance with and pursuant to the procedures set forth in the Solicitation Statement (and in the absence of any such designation, such DHL Shares shall be class A voting common shares); such transfer shall be effectuated by DHL updating its register of members.

(b)	In the case of each DL Scheme Creditor who is an Ineligible Recipient, DL shall transfer to the Holding Trustee, class A voting common DHL Shares in an amount equal to such DL Scheme Creditor’s pro rata share (as described in paragraph (e) below) of the Equitisation Shares; such transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Shares. The Holding Trustee shall hold such DHL Shares on bare trust for the Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(c)	Simultaneously with the transfers described in paragraphs (a) and (b) the DL Commitment Payment shall be paid by DL transferring DHL Shares to each DL Scheme Creditor that made a valid Commitment Payment Election, provided such DL Scheme Creditor is an Eligible Recipient. Any DL Commitment Payment shall be in the same class of shares as the DL Scheme Creditor designated

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their Equitisation Shares, and such transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive any DL Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(d)	For the purposes of implementing the Scheme, implementing the transfers of receivables from DL to DHL, and issuing the DHL Shares and Exit Preferred Shares payable pursuant hereto and any duly made Additional Subscription Election, DHL has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme (“DHL Undertaking”).

(e)	Each DL Noteholder’s pro rata share of the Equitisation Shares shall be calculated based upon the proportion which the amount of such DL Noteholder’s Scheme Claim represents of the aggregate amount of all DL Noteholders’ Scheme Claims as at the Record Date.

7.3	In addition to the foregoing, on the Scheme Effective Date, the DL Work Payment shall be paid by DHL issuing, to the members of the PCG Ad Hoc Group, DHL Shares fully paid which shall be allocated as between the members of the PCG Ad Hoc Group on such basis as is agreed between the Company and the PCG Ad Hoc Group. For the avoidance of doubt, if a DL Work Payment is payable to an Ineligible Recipient, then the DHL Shares constituting such DL Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

7.4	Immediately following the steps described in Clauses 7.1 to 7.3 and conditional upon such steps occurring, all Scheme Claims (together with any Scheme Claim that the Existing Depository Nominee or Existing DL Notes Trustee may have in relation to the Existing DL Notes and/or the Existing DL Notes Indenture) shall be released and compromised as follows:

(a)	the Existing DL Notes, the Existing DL Notes Indenture, and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by the Company, the Existing DL Notes Trustee or any DL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DL Scheme Creditors to receive their respective DL Scheme Consideration, any DL Commitment Payment and DL Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing DL Notes Trustee thereunder, with respect to the Existing DL Notes Trustee’s Fees and Expenses;

(b)	the Existing DL Notes shall be deemed surrendered without any further act or action by the Company, the Existing DL Notes Trustee, or any DL Scheme Creditor;

(c)	all of the rights, title and interest of the DL Scheme Creditors in respect of Scheme Claims (including for the avoidance of doubt any rights, title and interests of any Scheme Creditor Parties), or in respect of any Claims against the Company under or related to the Existing DL Notes, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DL Scheme Creditors, any Intermediary holding any Beneficial Interest in any of the Existing DL Notes (including, for the avoidance of doubt, any person that acquires an interest in the Existing DL Notes after the Record Date), the Company, and the Existing DL Notes Trustee towards one another under the Existing DL Notes Indenture and the Existing DL Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the applicable DL Scheme Creditors to receive their respective DL Scheme Consideration, any DL Commitment Payment and any DL Work Payment under the Scheme (in each case, to the extent applicable), and (ii) preserving all rights of the Existing DL Notes Trustee thereunder, with respect to the Existing DL Notes Trustee’s Fees and Expenses.

7.5	On or as soon as practicable after the Scheme Effective Date, the Company shall take any action(s) and give any instructions and consents to the Existing DL Notes Trustee and DTC, as applicable, that may be required of the Company to ensure that the global notes representing the Existing DL Notes are cancelled which, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

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8	HOLDING TRUST ARRANGEMENTS

8.1	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting of the DHL Shares representing DL Scheme Consideration and any applicable DL Commitment Payments that are payable or attributable to Ineligible Recipients pursuant to the terms of the Scheme.

8.2	At any time during the Holding Period, Ineligible Recipients shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required to make them Eligible Recipients, be entitled to receive their Equitisation Shares together with any dividends or distributions paid on account thereof following the Scheme Effective Date. The Holding Trustee shall transfer the relevant allocation of DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) to the holder identified in the materials submitted by the DL Scheme Creditor. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a Scheme Creditor as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Shares.

8.3	If a DL Scheme Creditor has not become an Eligible Recipient by the expiration of the Holding Period, then such DL Scheme Creditor who would otherwise be entitled to any Equitisation Shares shall be deemed to have irrevocably waived its entitlement to its Equitisation Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date), and shall be deemed to give the releases set out in Clause 11 in respect of such DL Scheme Creditor’s Claim or entitlement to DL Scheme Consideration. Upon the expiration of the Holding Period, all DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) that were formerly held for the benefit of the relevant DL Scheme Creditor shall revert to DHL and the Holding Trust shall terminate.

8.4	The Holding Period Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Scheme and the Holding Period Trust Deed.

9	NO RIGHT TO COMMENCE PROCEEDINGS

9.1	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding in respect of any Released Claim, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons.

9.2	Nothing in this Clause 9 shall extinguish or otherwise affect any rights or remedies in respect of any Allowed Proceedings.

9.3	The Company shall be fully entitled to enforce Clause 9.1 in its own name.

9.4	Without prejudice to the Deed of Release, each Released Person shall be fully entitled to enforce Clause 9.1 in its own name, (whether by way of a Proceeding or by way of defence or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

9.5	Each DL Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach of Clause 9.1, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DL Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

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10	INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS

10.1	Pursuant to the Scheme, each DL Scheme Creditor is deemed to provide the instructions, authorisations and directions contained in this clause 10.

10.2	Each DL Scheme Creditor in respect of its interest in the Existing DL Notes hereby irrevocably authorises and instructs DTC and the Existing DL Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme.

10.3	On and from the Scheme Effective Date, in consideration of the rights provided to the DL Scheme Creditors under the Scheme and notwithstanding any term of any other document, each DL Scheme Creditor hereby appoints the Company in respect of any and all Scheme Claims arising under or in connection with the Existing DL Notes, the Existing DL Notes Indenture as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Company (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DL Scheme Creditor the Restructuring Documents to which the DL Scheme Creditors, or any of them, are named as a party;

(b)	agree on its behalf to any amendments to any such document which are:

(i)	necessary or desirable to give effect to, or reflect the terms of the Scheme;

(ii)	necessary to correct any manifest error;

(iii)	minor or technical in nature

and, in each case would not (x) impose any additional obligation on, nor (y) materially, adversely or disproportionately affect the rights of any of the DL Scheme Creditors in any manner that is not otherwise contemplated by the Scheme or the Restructuring Documents, nor (z) be inconsistent with the terms of the Scheme; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to:
(i) instruct DTC to debit the Beneficial Interests relating to the Existing DL Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing DL Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

10.4	Without prejudice to the Deed of Release, on and from the Scheme Effective Date, each DL Scheme Creditor for itself and its Scheme Creditor Parties in respect of the Existing DL Notes, the Existing DL Notes Indenture and all other related instruments, certificates, agreements and other documents, releases, discharges and exonerates each of the Existing DL Notes Trustee (including in the case of each of the foregoing its officers, agents, Affiliates, Personnel, attorneys) and each of the Advisors from any Released Claims by the DL Scheme Creditors and their Scheme Creditor Parties:

(a)	by reason of any of them acting in accordance with the above authorisation and instruction;

(b)	for the manner of performance of all acts carried out on such instructions save to the extent of its own fraud, gross negligence, wilful misconduct, wilful default or dishonesty; and

(c)	in the case of a DL Scheme Creditor, under the Existing DL Notes Indenture and the Existing DL Notes with effect from the Scheme Effective Date (without prejudice to any rights of the Existing DL Notes Trustee under the Existing DL Notes Indenture, the Existing DL Notes or related documents),

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in each case whether or not the Company obtains a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code or another applicable law, legal doctrine or Proceeding concerning cross-border recognition.

10.5	Each DL Scheme Creditor (including on behalf of its Scheme Creditor Parties) in respect of the Existing DL Notes, hereby acknowledges and agrees that any action taken by the Company in accordance with the Scheme and/or the Restructuring Documents will not constitute a breach of the Existing DL Notes, Existing DL Notes Indenture (or any other agreement or document governing the terms of any Scheme Claim) or the Restructuring Documents and to the extent such agreement is ineffectual or unenforceable, hereby irrevocably waives any such breach.

10.6	The directions, instructions and authorisations granted under this Clause 10 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Company shall be entitled to delegate the authority granted and conferred by this Clause 10 to any duly authorised officer or agent of the Company as necessary.

11	DL SCHEME CREDITOR UNDERTAKINGS AND RELEASES

11.1	Pursuant to the Scheme, each DL Scheme Creditor is deemed to provide the undertakings and releases contained in this Clause 11.

11.2	Without prejudice to the Deed of Release, and in consideration for its entitlement to the DL Scheme Consideration, each DL Scheme Creditor, in respect the Existing DL Notes, hereby gives the undertakings, releases and waivers in this Clause 11 on behalf of itself and its Scheme Creditor Parties.

11.3	Without prejudice to the Deed of Release, and with immediate effect on and from the Scheme Effective Date, each DL Scheme Creditor and its Scheme Creditor Parties irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims in consideration for its entitlement to receive the DL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waives, discharges and releases any Released Claim it may have under or in connection with the Existing DL Notes Indenture, and/or the Existing DL Notes against any Released Person in relation to any breaches or defaults under the Existing DL Notes Indenture, and/or the Existing DL Notes occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the DL Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

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(e)	undertakes to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

11.4	Each DL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of this Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

11.5	Nothing in this Clause 11 shall extinguish or otherwise affect the rights and/or remedies of any DL Scheme Creditor in respect of:

(a)	any Allowed Proceedings; and

(b)	any Excluded Claim.

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PART C
IDENTIFICATION OF SCHEME CLAIMS

12	DETERMINATION OF SCHEME CLAIMS

12.1	Each DL Scheme Creditor shall have a Scheme Claim equivalent to the principal amount of the Existing DL Notes in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) plus any accrued but unpaid interest thereon as assessed on the Record Date.

13	SALES, ASSIGNMENTS OR TRANSFERS

13.1	Neither the Company, the Holding Trustee nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

13.2	All distributions of DL Scheme Consideration shall be made to DL Scheme Creditors in accordance with Clause 7.3 and the instructions contained with the proxies submitted by such DL Scheme Creditors irrespective of any sale or assignment or of any Scheme Claim after the Record Date. Notwithstanding the foregoing, the Company, the Holding Trustee and/or the Information Agent, may, in their discretion, choose to recognise any assignment or transfer of any Scheme Claim after the Record Date (and shall be entitled to request any documentation to satisfy themselves of the same) for the purposes of distributing DL Scheme Consideration.

13.3	A transferee of an economic, beneficial or proprietary interest in the Existing DL Notes after the Record Date will be bound by the terms of the Scheme in the event that it becomes effective, and any Existing DL Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

13.4	If any DL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, then for the purposes of calculating any rights to Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s Scheme Claim shall be reduced by the amount of the relevant Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the Scheme Claims so transferred or assigned.

14	PROVISION OF INFORMATION

To the extent permitted by law (including any pre-existing obligations of confidentiality) DL Scheme Creditors (including any DTC Participants and Intermediaries) shall provide the Information Agent and/or the Holding Trustee with all information reasonably requested by either of them in writing.

15	THE INFORMATION AGENT AND THE HOLDING TRUSTEE

Neither the Information Agent nor the Holding Trustee shall be liable for any claim or Liability arising in respect of the performance of its duties as Information Agent or Holding Trustee under the Scheme except where such claim or Liability arises as a result of the relevant party’s own fraud, gross negligence, wilful misconduct, wilful default or dishonesty.

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PART D
CONDITIONS TO THE SCHEME

16	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME

16.1	The Scheme shall only become effective following the satisfaction of all of the following conditions:

(a)	the approval of the Scheme (with or without modifications, subject to Clause 20) at the Scheme Meeting by a simple majority in number of the DL Scheme Creditors entitled to vote at the Scheme Meeting either in person or by proxy representing at least three fourths in value of the Scheme Claims;

(b)	the sanction of the Scheme (with or without modifications, subject to Clause 20) by the Court;

(c)	adoption by the Company of the Amended Organisational Documents;

(d)	satisfaction of the Change of Control Condition;

(e)	the sanction of the Interconditional Schemes by the Court, and the satisfaction of any conditions to the effectiveness of the Interconditional Schemes;

(f)	entry into each of the Restructuring Documents in a form and substance consistent with the Restructuring Support Agreement and satisfaction of any conditions precedent thereunder;

(g)	entry into the Services Agreement and any other documents with the Supporting Shareholder required pursuant to and in form and substance consistent with the terms of the Restructuring Support Agreement;

(h)	consummation of the Corporate Reorganisation;

(i)	discharge of any amounts outstanding pursuant to the Bridge Facilities;

(j)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognising and enforcing the Scheme, with such order not having been reversed, stayed, modified or vacated on appeal;

(k)	payment of all outstanding Professional Fees payable under the Restructuring Support Agreement and (if applicable) the Restructuring Documents;

(l)	payment in full, in cash of the then liquidated Existing DL Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(m)	delivery of the DHL Undertaking to the Court;

(n)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration; and

(o)	following completion of the final condition to occur of (a) – (n) above, written confirmation from the Company that the Restructuring Support Agreement has not been terminated by any of the parties thereto and remains in full force and effect.

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PART E
GENERAL SCHEME PROVISIONS

17	TERMINATION OF THE SCHEME

If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DL Scheme Creditors shall not be affected and shall be reinstated and remain in full force and effect.

18	SECURITIES LAW CONSIDERATIONS

18.1	No DHL Shares will be registered under the US Securities Act or any state or other securities laws of the United States of America or any other jurisdiction.

18.2	In sanctioning this Scheme, the Court has been apprised of the fact that the Company will rely on the Court’s approval of this Scheme as the basis for the Section 3(a)(10) exemption under the US Securities Act for the offer, issuance and distribution of DL Scheme Consideration to DL Scheme Creditors in exchange for their Scheme Claims.

19	SCHEME COSTS

The Company shall pay all Scheme Costs and any other costs incurred by the Company including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meeting, the costs of any petition to the Court to sanction the Scheme and the fees, costs, charges, expenses and disbursements of all Advisors and the Existing DL Notes Trustee, which are payable under the Restructuring Support Agreement, and which Scheme Costs shall not be subject to the arrangement and compromises to be effected by the Scheme.

20	MODIFICATIONS OF THE SCHEME

20.1	The Company may, subject to and in accordance with the terms of the Restructuring Support Agreement, at any hearing to sanction the Scheme, consent on behalf of all DL Scheme Creditors to any modification, addition or waiver of the Scheme or any terms or conditions which the Court may think fit to approve or impose which is necessary or desirable for the implementation of the Scheme, provided that such modification, addition, waiver or term or condition does not directly or indirectly alter, modify or adversely affect the economic treatment or any legal rights or obligations or interests of any DL Scheme Creditor the Holding Trustee or the Existing DL Notes Trustee, or any of them, under the Scheme or any Restructuring Document, or impose any direct or indirect additional obligation on a DL Scheme Creditor.

20.2	After the date of the hearing to sanction the Scheme but before the Scheme Effective Date, the terms of the Scheme or any Restructuring Document may, subject to the terms of the Restructuring Support Agreement be amended, supplemented or waived only with the consent of the Company and the Majority DL Scheme Creditors, provided that such amendment or waiver (i) is only of a technical or non-material nature or to correct a manifest error; and (ii) does not directly, alter, modify or adversely affect or indirectly have an adverse effect on the economic treatment or any legal right or obligation of any DL Scheme Creditor under the Scheme or any Restructuring Document (unless such DL Scheme Creditor consents) or impose any direct or indirect additional obligation on a DL Scheme Creditor. After the Scheme Effective Date, any amendments to the documents will be made in accordance with the relevant document’s terms.

20.3	The Company may not designate any document as a Restructuring Document without the consent of the Majority DL Scheme Creditors.

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21	FURTHER ASSURANCE

On and from the Scheme Effective Date to and including forty-five (45) Business Days after the Scheme Effective Date, each DL Scheme Creditor undertakes to the Company and its directors, officers and other duly appointed representatives, to provide such further assistance (at the cost of the Company) as may be reasonably necessary and reasonably requested by the Company or a DL Scheme Creditor (as applicable) to implement this Scheme and the Restructuring provided that:

(a)	such actions are consistent with the Scheme, the Restructuring Support Agreement and the Restructuring Documents; and

(b)	in each case the Company or DL Scheme Creditor (as applicable) must notify and consult in good faith, with (to the extent the DL Scheme Creditor or the Company (as applicable) responds to the notice) the relevant DL Scheme Creditor or the Company (as applicable) at least three (3) Business Days prior to the date on which any steps are required to be taken by the relevant DL Scheme Creditor or the Company (as applicable) in accordance with this Clause 21.

22	NOTICES

22.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Company

Digicel Limited

Clarendon House 2

Church Street

Hamilton, HM 11

Bermuda

Attn:    Jarleth Burke
Email:   Jarleth.Burke@digicelgroup.com

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn:   Christian Luthi

Rhys Williams

Edward Rance

Email:   christian.luthi@conyers.com

rhys.williams@conyers.com

edward.rance@conyers.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:    Timothy Graulich

Darren Klein

Email:   timothy.graulich@davispolk.com

darren.klein@davispolk.com

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(b)	in the case of a DL Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by the Scheme shall be effective by posting the same in pre-paid envelopes addressed to the DL Scheme Creditors or, if so directed by the DL Scheme Creditors, to the relevant DTC Participant for the persons respectively entitled thereto at the addresses appearing in the records of DTC or to such other addresses (if any) as such persons may respectively direct in writing; or

(c)	In the case of the Existing DL Notes Trustee:

Deutsche Bank Trust Company Americas, as Indenture Trustee

Trust and Agency Services

1 Columbus Circle, 17th Floor

Mail Stop: NYC01-1710

New York, New York 10019

Attn:    Corporates Team_Digicel Group

Email:   rodney.gaughan@db.com

sebastian-a.hidalgo@db.com

with a copy to: (which shall not constitute notice):

Moses & Singer LLP

405 Lexington Avenue

New York, New York 10174

Attn:    Alan Gamza

Kent Kolbig

Email:   agamza@mosessinger.com

kkolbig@mosessinger.com

(d)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

22.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the DL Scheme Creditors (or any of their Intermediaries) shall be deemed to have been duly given if sent by electronic means through DTC.

22.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through DTC, on the fifth Business Day after such distribution.

22.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

22.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 22 or the non-receipt of any such notice by any DL Scheme Creditor, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

23	CONFLICT AND INCONSISTENCY

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

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24	SEVERABILITY

If at any time, any provision of the Scheme is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of the Scheme under the law of that jurisdiction will in any way be affected or impaired thereby.

25	ANNOUNCEMENTS

The Company shall not, and shall procure that no member of the Group will, make any public announcement regarding the Scheme which names any DL Scheme Creditor (or from which the identity of a DL Scheme Creditor can be discerned) unless the contents of that announcement have been agreed in writing by such DL Scheme Creditor prior to the publication of that announcement.

26	GOVERNING LAW AND JURISDICTION

Without prejudice to the choice of law provisions in the Existing DL Notes Indenture with respect to the rights and obligations of the Existing DL Notes Trustee thereunder, the Scheme shall be governed by, and construed in accordance with, the laws of Bermuda. The Company, the Existing DL Notes Trustee, the Holding Trustee, the Information Agent and each of the DL Scheme Creditors agree that, to the fullest extent permitted by applicable law, any dispute between them shall be determined by the Court.

27	ALLOCATION

For U.S. federal income tax purposes, the Scheme Consideration distributed to the DL Scheme Creditors pursuant to Clause 7 shall be allocated first to the principal amount of the Existing DL Notes (as determined for U.S. federal income tax purposes), with any excess allocated to accrued but unpaid interest on the Existing DL Notes, if any, as at the Record Date.

28	LIMITATIONS OF LIABILITY

Except as expressly provided herein, nothing in this Scheme constitutes a person a trustee, agent or fiduciary of any other person.

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ANNEX VI--DIFL SCHEME DOCUMENT

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION (COMMERCIAL COURT)

2023 No.

IN THE MATTER OF THE COMPANIES ACT 1981

IN THE MATTER OF DIGICEL INTERMEDIATE HOLDINGS LIMITED

AND IN THE MATTER OF DIGICEL INTERNATIONAL FINANCE LIMITED

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981)

BETWEEN

DIGICEL INTERMEDIATE HOLDINGS LIMITED

AND

DIGICEL INTERNATIONAL FINANCE LIMITED

AND

THE DIFL SCHEME CREDITORS (as defined herein)

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CONTENTS

Page

1 DEFINITIONS AND INTERPRETATION	4
2 THE COMPANIES	21
3 THE PURPOSE OF THE SCHEME	21
4 THE EXISTING NOTES	22
5 THE EXISTING NOTES TRUSTEE AND THE SCHEME	23
6 APPLICATION AND EFFECTIVENESS OF THE SCHEME	24
7 THE SCHEME – DIFL SUBORDINATED NOTES	24
8 THE SCHEME – DIFL UNSECURED NOTES	26
9 THE SCHEME – DIFL SECURED NOTES	27
10 THE SCHEME – TERM LOANS	28
11 THE SCHEME – GENERAL PROVISIONS	29
12 HOLDING TRUST ARRANGEMENTS	29
13 NO RIGHT TO COMMENCE PROCEEDINGS	29
14 INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS	29
15 DIFL SCHEME CREDITOR UNDERTAKINGS AND RELEASES	31
16 DETERMINATION OF SCHEME CLAIMS	34
17 SALES, ASSIGNMENTS OR TRANSFERS	34
18 PROVISION OF INFORMATION	34
19 THE INFORMATION AGENT AND THE HOLDING TRUSTEE	34
20 CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME	36
21 TERMINATION OF THE SCHEME	37
22 SECURITIES LAW CONSIDERATIONS	37
23 SCHEME COSTS	37
24 MODIFICATIONS OF THE SCHEME	37
25 FURTHER ASSURANCE	38
26 NOTICES	38
27 CONFLICT AND INCONSISTENCY	40

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28 SEVERABILITY	40
29 ANNOUNCEMENTS	40
30 GOVERNING LAW AND JURISDICTION	40
31 ALLOCATION	40
32 LIMITATIONS OF LIABILITY	41

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1	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme:

“Additional Subscription Election”	means a right of each DIFL Subordinated Noteholder that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, the Solicitation Statement) of Exit Preferred Shares and [8,479,984][1] DHL Shares.

“Advisors”	means collectively, (i) the PCG Ad Hoc Group Advisors; (ii) the DIFL Secured Ad hoc Group Advisors; and (iii) the Digicel Advisors.

“Administrative Agent”	means Citibank, N.A.

“Administrative Agent and Collateral Agent Instruction Letter”	means the instruction letter from DIFL (for and on behalf of the DIFL Secured Noteholders and the Term Loan Lenders) instructing each of the Administrative Agent and the Collateral Agent to enter into the Restructuring Documents to which the Administrative Agent and Collateral Agent is a party and to carry out all other legally permitted steps within their control as may be necessary or desirable to be carried out by it for the purposes of facilitating the implementation of, and giving effect to, the terms of the Restructuring, substantially in the form appended to the Explanatory Statement.

“Affiliates”

means:

(A) an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(B) a company or corporation 20 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the debtor, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 20 percent or more of the outstanding voting securities of the debtor, other than an entity that holds such securities—

(i) in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii) solely to secure a debt, if such entity has not in fact exercised such power to vote;

(C) a person whose business is operated under a lease or operating agreement by a debtor, or person substantially all of whose property is operated under an operating agreement with the debtor; or

(D) an entity that operates the business or substantially all of the property of the debtor under a lease or operating agreement.

1 Subject to adjustment based on the funded Exit Preferred Shares amount, this number will consist of up to 20.00% of the DHL Shares outstanding immediately after the Restructuring.

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“Allowed Proceedings”

means any Proceedings brought or commenced by a DIFL Scheme Creditor:

(A)       to enforce its rights under the Restructuring Support Agreement, the Restructuring Documents or the Scheme where any person fails to comply with the terms of, or perform its obligation(s) under, the Restructuring Support Agreement, the Restructuring Documents or the Scheme;

(B)       in respect of any Liability arising under the Scheme or a Restructuring Document which may arise or accrue in relation to acts, omissions, events and/or circumstances occurring after the Scheme Effective Date; and

(C)       to enforce its rights in respect of any Excluded Claims.

“Amended and Restated Credit Agreement”	means the Credit Agreement as amended, substantially in the form appended to the Explanatory Statement, subject to any amendments made in accordance with the Scheme.

“Amendment and Restatement Agreement”	means the amendment and restatement agreement between, amongst others, DIFL, DIHL, the Administrative Agent, the Collateral Agent and the Existing Notes Trustee with respect to the Credit Agreement.

“Amended Organisational Documents”	means the amended and restated bye-laws of DHL, in the form annexed hereto, together with any amendment to DHL’s memorandum of association required to give effect to any issuances pursuant to this Scheme or the Interconditional Scheme.

“Beneficial Interest”	means a beneficial interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

“Beneficial Ownership Condition”	means the requirement for each ultimate beneficial owner who would, assuming the consummation of the Scheme and the Interconditional Scheme, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money-laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda.

“Bridge Facilities”	has the meaning given to that term in the Solicitation Statement.

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“Business Day”	means any day (other than a Saturday or Sunday) on which banks are open for business generally in New York and Bermuda (provided that the availability of internet banking shall not constitute being open for general business).

“Change of Control Condition”	means consent or waiver (to the extent capable of waiver) from each of the relevant Governmental Authorities of Bermuda, Jamaica, Trinidad & Tobago and the USA, to the extent such consent or waiver is a requirement under applicable law for the consummation of the transactions contemplated by this Scheme including, without limitation, a change of control of the Group as further described in the Solicitation Statement.

“Claim”

means:

(A) the right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured; or

(B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

“Collateral Agent”	means Citibank, N.A. in its capacity as collateral agent under the Credit Agreement.

“Commitment Payment Election”

(a)       in respect of the DIFL Secured Notes and the DIFL Unsecured Notes, has the meaning given to that term in the Solicitation Statement where such election is made in accordance with the terms of the Solicitation Statement; and

(b)       in respect of the DIFL Subordinated Notes, has the meaning given to that term in the Exchange Offer Memorandum where such election is made in accordance with the terms of the Exchange Offer Memorandum.

“Companies Act”	means the Companies Act 1981 of Bermuda.

“Companies”	means DIFL and DIHL and “Company” means either one of them.

“Concurrent Transactions”	has the meaning given to that term in the Solicitation Statement.

“Convening Order”	means the order of the Court containing directions for the convening of the Scheme Meetings.

“Corporate Reorganisation”	has the meaning given to that term in the Solicitation Statement.

“Court”	means the Supreme Court of Bermuda.

“Credit Agreement”	means the first lien credit agreement dated as of May 25, 2017 by and among, amongst others, DIFL as borrower, the Administrative Agent, and the lenders party thereto.

“Deed of Release”	has the meaning given to that term in the Explanatory Statement.

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“Deed of Release Parties”	means “Released Party” as such term is defined in the Deed of Release.

“DHL”	means Digicel Holdings (Bermuda) Limited an exempted company incorporated in Bermuda with registration number 36253, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DHL Shares”	means the fully paid class A voting common shares of DHL and/or the fully paid class B non-voting common shares of DHL (as the case may be), having the rights as set out in the Amended Organisational Documents.

“DHL Undertaking”	has the meaning given in Clause 7.2(d).

“Diameter”	means Diameter Capital Partners L.P.

“DIFL”	means Digicel International Finance Limited, originally incorporated in St. Lucia on 7 December 2014 and continued into Bermuda on 11 July 2023 as an exempted company under the Companies Act with registration number 202302649, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“DIFL Noteholder”	means a person who has a Beneficial Interest in the Existing Notes and who is the owner of the ultimate economic interest in any of the Existing Notes.

“DIFL Scheme Consideration”	means the DIFL Secured Notes Consideration, the DIFL Unsecured Notes Consideration, the Term Loan Consideration, the Equitisation Shares and the Additional Subscription Election, to be distributed to the DIFL Scheme Creditors in accordance with the terms of the Scheme in full and final satisfaction and discharge of their Scheme Claims and, in each case as further described in the Solicitation Statement or the Exchange Offer Memorandum (as applicable).

“DIFL Scheme Creditors”	means (i) the DIFL Noteholders and (without double counting in each case), the Existing Depository Nominee and any Intermediaries; and (ii) the Term Loan Lenders.

“DIFL Secured Ad Hoc Group”	means the ad hoc group of certain DIFL Secured Noteholders, and Term Loan Lenders advised by the DIFL Secured Ad Hoc Group Advisors.

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“DIFL Secured Ad Hoc Group Advisors”	means (i) Paul Hastings LLP; (ii) Evercore Group LLC; (iii) ASW Law Limited; and (iv) with the consent of the Company, any barrister or other law firm retained on behalf of the DIFL Secured Ad Hoc Group, as advisors to the DIFL Secured Ad Hoc Group.

“DIFL Secured Debt Work Payment”	means an amount equal to 1.932% of the aggregate principal amount of (a) the DIFL Secured Notes outstanding on the Scheme Effective Date; plus (b) the Term Loans outstanding on the Scheme Effective Date, which shall be payable in kind through the issuance on a dollar for dollar basis of (as applicable) either additional New Secured Notes or New Term Loans at the option of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as allocated and payable in accordance with the terms of the Restructuring Support Agreement.

“DIFL Secured Noteholders”	means a person who has a Beneficial Interest in the DIFL Secured Notes and who is the owner of the ultimate economic interest in any of the DIFL Secured Notes.

“DIFL Secured Notes”	means the 8.75% Senior Secured Notes due 2024 co-issued by DIFL and DIHL pursuant to the Existing Secured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“DIFL Secured Notes Consideration”	means (i) an amount equal to: (a) the aggregate principal amount of the New Secured Notes minus (b) the aggregate principal amount of New Secured Notes issued on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment, issued in the form of New Secured Notes; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the DIFL Secured Noteholders’ Scheme Claims as at the Scheme Effective Date.

“DIFL Secured Notes Commitment Payment”

with respect to each applicable DIFL Secured Noteholder, a principal amount of New Secured Notes equal to 5.0% of the principal amount of such DIFL Secured Noteholders Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the DIFL Secured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Secured Notes held by all holders entitled to receive the DIFL Secured Notes Commitment Payment, such payment may be reduced or waived.

“DIFL Secured Steering Committee”	means those members of the DIFL Secured Ad Hoc Group party to that certain confidentiality and non-disclosure agreement, by and among Digicel Group Holdings Limited and such member, executed on or before 31 March, 2023.

“DIFL Subordinated Notes”	means the 8.0% Subordinated Notes due 2026 co-issued by DIFL and DIHL pursuant to the Existing Subordinated Notes Indenture.

“DIFL Subordinated Notes Consideration”	means the Equitisation Shares and the Additional Subscription Election.

“DIFL Subordinated Noteholders”	means a person who has a Beneficial Interest in the DIFL Subordinated Notes and who is the owner of the ultimate economic interest in any of the DIFL Subordinated Notes.

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“DIFL Subordinated Notes Commitment Payment”	means, in respect of a DIFL Subordinated Noteholder that validly tenders its DIFL Subordinated Notes on or before the Early Tender Date (as defined and described in the Exchange Offer Memorandum), such DIFL Subordinated Noteholder’s pro-rata share of [265,002][2] DHL Shares based upon the ratio of the amount of such DIFL Subordinated Noteholder’s Scheme Claim as at the Record Date, excluding any accrued interest thereon, to the aggregate amount of all DIFL Subordinated Noteholders’ Scheme Claims as at the Record Date, excluding any accrued interest thereon.

“DIFL Subordinated Notes Work Payment”	means [551,199] DHL Shares.[3]

“DIFL Unsecured Notes”	means the 13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIFL and DIHL pursuant to the Existing Unsecured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“DIFL Unsecured Notes Commitment Payment”

means with respect to a DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 5.0% of the principal amount of such DIFL Unsecured Noteholders’ Scheme Claim as at the Scheme Effective Date, excluding any interest thereon; provided that, upon the agreement of (i) the Companies and (ii) the holders entitled to receive the DIFL Unsecured Notes Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Unsecured Notes held by all holders entitled to receive the DIFL Unsecured Notes Commitment Payment, such payment may be reduced or waived.

“DIFL Unsecured Notes Consideration”	means (i) an amount equal to (a) the aggregate principal amount of the Take-Back Notes; minus (b) the aggregate principal amount of the Take-Back Notes issued on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid cash interest on the DIFL Unsecured Notes as at the Scheme Effective Date.

“DIFL Unsecured Noteholders”	means a person who has a Beneficial Interest in the DIFL Unsecured Notes and who is the owner of the ultimate economic interest in any of the DIFL Unsecured Notes.

“DIFL Unsecured Notes Work Payment”	means with respect to an applicable DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 2.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim as at the Scheme Effective Date (including, for the avoidance of doubt, accrued PIK interest which has capitalised in accordance with the Existing Unsecured Notes Indenture).

“DIHL”	means Digicel Intermediate Holdings Limited, an exempted company incorporated in Bermuda with registration number 55586, and with its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

2 Assuming all DIFL Subordinated Noteholders validly deliver their proxy by the applicable deadline, the DIFL Subordinated Notes Commitment Payment will consist of 0.63% of the DHL Shares outstanding immediately after the Restructuring.

3 The DIFL Subordinated Notes Work Payment will consist of 1.30% of the DHL Shares outstanding immediately after the Restructuring.

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“Digicel Advisors”	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.

“DTC”	means The Depository Trust Company.

“DTC Participant”	means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.

“Eligible Recipient”	means a DIFL Subordinated Noteholder that (i) provided a notification to the Company in the form contained in the Instruction Packet as to the identity of the person who is to be the registered holder of such DIFL Subordinated Noteholder’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition.

“Equitisation Shares”	means [5,266,724][4] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DIFL Subordinated Noteholders’ designations pursuant to the designation procedure set out in the Exchange Offer Memorandum).

“Exchange Offer Memorandum”	means the exchange offer memorandum and consent solicitation statement relating to the DIFL Subordinated Notes dated 21 August 2023.

“Excluded Claims”	means (i) Scheme Costs; (ii) Claims on account of, under, or in connection with, DIFL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of Clause 12.3 of the Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claim in respect of rights created under the Scheme and/or which arise as a result of a failure by either Company or any party to the Scheme to comply with any terms of the Scheme, in each case, from and after the Scheme Effective Date; (iv) any Claim under or in connection with the DIFL Secured Notes Work Payment, DIFL Subordinated Notes Work Payment, DIFL Unsecured Notes Work Payment, DIFL Secured Notes Commitment Payment; Term Loan Commitment Payment, DIFL Subordinated Notes Commitment Payment, or DIFL Unsecured Notes Commitment Payment; (v) any Claim which any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against any of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors respectively, arising under a duty of care in accordance with their respective engagement terms; and (vi) any Claims arising from or relating to fraud, gross negligence, wilful default, wilful misconduct, or dishonesty.

“Existing Depository Nominee”	means Cede & Co as the entity in whose name the Existing Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing Notes.

“Existing Notes”	means, collectively the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes.

4 To consist of 12.42% of the DHL Shares outstanding immediately after the Restructuring (on the basis that all Eligible Recipients validly tender by the Early Tender Date (as defined and described in the Exchange Offer Memorandum)).

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“Existing Notes Indentures”	means, collectively, the Existing Secured Notes Indenture, the Existing Subordinated Notes Indentures, and the Existing Unsecured Notes Indentures.

“Existing Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing Notes Indentures and the Intercreditor Agreement; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

“Existing Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys' fees, expenses and disbursements, accrued or incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing Notes Indenture or related documents, or otherwise accrued or incurred in connection with the assignment of replacement CUSIPs in connection with the Commitment Payment Election, as described in the Solicitation Statement.

“Existing Secured Notes Indenture”	means the indenture dated March 15, 2019 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Secured Notes were constituted and issued.

“Existing Security Documents”	means the First Lien Security Documents as such term is defined in the Credit Agreement.

“Existing Subordinated Notes Indenture”	means the indenture dated May 22, 2020 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Subordinated Notes were constituted and issued.

“Existing Unsecured Notes Indenture”	means the indenture dated May 22, 2020 between DIFL and DIHL as co-issuers, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the DIFL Unsecured Notes were constituted and issued.

“Exit Preferred Shares”	means the convertible preferred shares to be issued by DHL on terms substantially consistent with the description of preferred shares contained in the Explanatory Statement.

“Explanatory Statement”	means that composite explanatory document (including all appendices) dated [•] 2023 relating to the Scheme, mailed to the DIFL Scheme Creditors and available via the Scheme Website pursuant to the Convening Order, and which is required to be issued to DIFL Scheme Creditors pursuant to section 100 of the Companies Act.

“Foreign Representative”	means Lawrence Hickey or such other person nominated and authorised by the Company as such.

“Funding Notice”	has the meaning given to that term in the Solicitation Statement.

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“Governmental Authority”	means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Group”	means Digicel Limited and its Affiliates (but excluding Digicel Group Holdings Limited and its shareholders).

“Guarantee”	means any guarantee, surety, indemnity or similar obligation given by a Guarantor in respect of any Scheme Claim.

“Guarantors”	means each and every Affiliate that has guaranteed repayment of any Scheme Claims;

“Holding Period”	means a period of 18 months after the Scheme Effective Date.

“Holding Trust”	means the trust established on or around the Scheme Effective Date for the purposes of holding DIFL Subordinated Notes Consideration payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting the Holding Trust in substantially the same form as that appended to the Explanatory Statement.

“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited in its capacity as Holding Trustee in relation to the Holding Trust.

“Ineligible Recipient”	means a DIFL Subordinated Noteholder that is not an Eligible Recipient.

“Information Agent”	means Epiq Corporate Restructuring, LLC.

“Intercreditor Agreement”	means the first lien intercreditor agreement dated as of March 15, 2019 among DIFL, the other grantors party thereto, the Collateral Agent, the Administrative Agent and the Existing Notes Trustee.

“Instruction Packet”	means the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement.

“Interconditional Scheme”	means a scheme of arrangement of the Companies’ Affiliate, Digicel Limited, as further set out in the Explanatory Statement.

“Intermediary”	means, in respect of the Existing Notes, a person who is not a DIFL Noteholder because it is not the owner of the ultimate economic interest in such Existing Notes but who holds a Beneficial Interest in any of such Existing Notes on behalf of another person or persons.

“Liability” or “Liabilities”	means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is known or unknown, whether or not it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises by contract, at common law, in equity or by statute or otherwise, in Bermuda or any other jurisdiction, or in any manner whatsoever.

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“Longstop Time”	means 22 December 2023 at 5:00 pm (New York Time) or such later date and time as may be agreed pursuant to the Restructuring Support Agreement.

“Majority DIFL Scheme Creditors”	means the DIFL Noteholders and Term Loan Lenders whose holdings of the Scheme Claims constitute at the relevant time more than 50 percent of the aggregate principal amount of the Scheme Claims held at the relevant time by the DIFL Noteholders and Term Loan Lenders.

“New Holdco”	means Digicel MidCo Limited, an exempted company incorporated in Bermuda with registration number 202302676 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.

“New Intercreditor Agreement”	means the new intercreditor agreement in substantially the same terms as described in the Explanatory Statement.

“New Secured Notes”	means the new secured notes to be issued by DIFL pursuant to the New Secured Notes Indenture (such amount being comprised of amounts on account of the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment and the proportion of the DIFL Secured Debt Work Payment to be issued as New Secured Notes)[5].

“New Secured Notes Indenture”	means the indenture to be entered into between DIFL and the New Secured Notes Trustee pursuant to which the New Secured Notes will be issued on terms substantially consistent with the description of the secured notes contained in the Solicitation Statement appended to the Explanatory Statement.

“New Secured Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the New Secured Notes Indenture.

“New Security Documents”	means any amendments, amendments and restatements, modifications, variations, grant, re-grant or change of whatever description to any document creating or granting a mortgage, lien, charge or security interest of whatever description in respect of the DIFL Secured Notes or Term Loans that is necessary in order for such document to continue to secure the New Secured Notes and/or the New Term Loans on the same basis as it did prior to the Scheme Effective Date.

“New Term Loans”	means the term loans issued pursuant to and repayable by the borrowers under and in accordance with the Amended and Restated Credit Agreement (such amount being comprised of amounts on account of the Term Loan Consideration, Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment issued as New Term Loans) and for the avoidance of doubt, all New Term Loans issued as Term Loan Consideration, Term Loan Commitment Payment or applicable amounts of the DIFL Secured Debt Work Payment shall be deemed to be fully drawn without the need for any new monies to be advanced by any Term Loan Lenders. [6]

5 Illustratively, if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of New Secured Notes will be $[1,226.3] million on account of the DIFL Secured Notes Consideration and the DIFL Secured Notes Commitment Payment plus up to an additional $[23.7] million on account of the DIFL Secured Debt Work Payment, assuming all persons entitled to that payment elect to receive it in the form of New Secured Notes.

6 The aggregate principal amount of the New Term Loans will vary depending on the date on which the Scheme Effective Date occurs due to scheduled amortisation payments due on the Term Loans. Illustratively, if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of New Term Loans will be [$992] million on account of the Term Loan Consideration and the Term Loan Commitment Payment plus up to an additional $[19.2] million on account of the DIFL Secured Debt Work Payment assuming all persons entitled to that payment elect to receive it in the form of New Term Loans.

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“New Term Loans Agent”	means Wilmington Savings Fund Society, FSB, as the agent under the Amended and Restated Credit Agreement.

“New Term Loans Lenders”	means the lenders of record as of the Scheme Effective Date under the Amended and Restated Credit Agreement.

“PCG Ad Hoc Group”	means the ad hoc group of holders of Beneficial Interests in certain of the Existing Notes and Term Loan Lenders advised by the PCG Ad Hoc Group Advisors from time to time.

“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC, (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, (iv) Walkers (Bermuda) Limited, and (v) with the consent of the Company, any barrister or other law firm retained on behalf of the PCG Ad Hoc Group from time to time, as advisors to the PCG Ad Hoc Group.

“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professional advisers.

“Post”	means delivery by pre-paid first class post or air mail or generally recognised commercial courier service, and “Posted” shall be construed accordingly.

“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

“Professional Fees”	means, collectively, the reasonable and documented fees, costs and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (i) the PCG Ad Hoc Group Advisors, (ii) the DIFL Secured Ad Hoc Group Advisors; and (iii) the Digicel Advisors, to be allocated for payment between DL and the Company as determined between them and the Digicel Advisers.

“Record Date”	means 4pm on 15 August 2023 (New York time) in respect of the Scheme.

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“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to section 3 of the Companies Act.

“Registration Rights Agreement”	has the meaning given to that term in the Solicitation Statement.

“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.

“Released Claim”	means (a) in respect of the Deed of Release Parties, any past, present and/or future Claim released pursuant to the Deed of Release; or (b) in respect of any other Released Person, or to the extent a Claim is not otherwise released pursuant to the Deed of Release for whatever reason, any past, present and/or future Claim arising out of, relating to or in respect of: (i) the Existing Secured Notes Indenture, the Existing Unsecured Notes Indenture, the Existing Subordinated Notes Indenture, and the Credit Agreement; (ii) the Existing Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Concurrent Transactions; and (v) all actions and/or decisions taken by any Deed of Release Party prior to the Scheme Effective Date in connection with the Company, the management and/or business of the Company (including any business or contractual arrangement between the Company and any Released Person), the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

“Released Person”	means each of the following and in each case solely in its capacity as such: (i) the Deed of Release Parties; and (ii) to the extent not falling within paragraph (i) of this definition, the Existing Notes Trustee, the Information Agent, the Collateral Agent, the New Term Loans Agent, the New Secured Notes Trustee, the New Term Loans Lenders, the Take-Back Noteholders, and each DIFL Scheme Creditor and their respective Scheme Creditor Parties, Affiliates and Advisors (including, in respect of the foregoing, each of their Personnel).

“Restructuring”	has the meaning given to that term in the Explanatory Statement.

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“Restructuring Documents”	means the Amended and Restatement Agreement, the Amended and Restated Credit Agreement, the New Intercreditor Agreement, the New Secured Notes Indenture, the Take-Back Notes Indenture, the Holding Trust Deed, the Deed of Release, the New Security Documents, the Registration Rights Agreement, the Amended Organisational Documents, the Services Agreement and any other document required to be entered into with the Supporting Shareholder pursuant to and in accordance with the Restructuring Support Agreement, the Governance Documentation (as defined in the [Explanatory Statement]), the Restructuring Proceeding Documentation (as defined in the [Explanatory Statement]), and any other document that the Company and the Majority DIFL Scheme Creditors consider to be reasonably required to effectuate the terms of the Scheme which may include, without limitation, any deeds or other documents of release required to compromise and/or release Scheme Claims against any Guarantor in accordance with the terms of this Scheme.

“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of 27 June 2023 between, amongst others, DL, DHL, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, the Supporting Lenders (as defined therein) and the Supporting Shareholder.

“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).

“Scheme”	means this scheme of arrangement between the DIFL Scheme Creditors and the Companies pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 24.

“Scheme Claim”

means, as the context shall require, any Claim of a DIFL Scheme Creditor against either Company, arising directly or indirectly out of, or in relation to and/or in connection with:

(i)       in respect of the Scheme Claims of the DIFL Secured Noteholders, the DIFL Secured Notes and/or the Existing Secured Notes Indenture;

(ii)       in respect of the Scheme Claims of the DIFL Unsecured Noteholders, the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture;

(iii)       in respect of the Scheme Claims of the DIFL Subordinated Noteholders, the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture; and/or

(iv)       in respect of the Schemes Claims of the Term Loan Lenders, the Term Loans, the Credit Agreement and/or the Intercreditor Agreement,

in each case, whether before, at or after the Record Date (provided that, solely for voting purposes, all Scheme Claims shall be determined by reference to the relevant principal amount of Existing Notes or Term Loans (as the case may be) excluding any accrued and uncapitalised interest or other amounts), and excluding in each case any Excluded Claims.

“Scheme Costs”	means the Liability of the Company in respect of the fees, costs and expenses of the Advisors (including the Professional Fees) and the Existing Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.

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“Scheme Creditor Parties”	means, in respect of a DIFL Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel.

“Scheme Effective Date”	means the date upon which all of the conditions to the effectiveness of the Scheme as set forth in Clause 20 have been satisfied and the Scheme becomes effective.

“Scheme Meetings”	means the meetings of the DIFL Scheme Creditors convened by the Court in order to consider, and if thought fit, approve the Scheme pursuant to the Convening Order.

“Scheme Website”	means https://dm.epiq11.com/DIFL-DL.

“SEC”	means the U.S. Securities and Exchange Commission.

“Security”	means any mortgage, charge, pledge, lien, assignment or other security interest securing any Scheme Claim or any other agreement or arrangement having a similar effect.

“Services Agreement”	has the meaning given to that term in the Solicitation Statement.

“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing Notes and the Existing DL Notes (as defined in the Solicitation Statement) dated as of 21 August 2023 and forming part of the Explanatory Statement.

“Subscription Price”	has the meaning set forth in the Solicitation Statement.

“Supporting Lenders”	has the meaning set forth in the Restructuring Support Agreement.

“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in the Company.

“Take-Back Noteholders”	means the holders of the Take-Back Notes.

“Take-Back Notes”	means the new take-back notes to be issued by New Holdco pursuant to the Take-Back Notes Indenture (such amount being comprised of (i) the DIFL Unsecured Notes Consideration; (ii) the DIFL Unsecured Notes Commitment Payment; (iii) the DIFL Unsecured Notes Work Payment; and (iv) the accrued, unpaid and capitalised PIK interest on the DIFL Unsecured Notes as at the Scheme Effective Date)[7].

“Take-Back Notes Indenture”	means the indenture to be entered into between New Holdco and the Take-Back Notes Trustee pursuant to which the Take-Back Notes will be issued on terms substantially consistent with the description of the senior unsecured notes contained in the Solicitation Statement appended to the Explanatory Statement.

7 The aggregate principal amount of Take-Back Notes will vary depending on the date on which the Scheme Effective Date occurs due to item (iv). Illustratively if the Scheme Effective Date occurs on 30 November 2023 the aggregate principal amount of Take-Back Notes will be $[414.9] million.

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“Take-Back Notes Trustee”	means Wilmington Savings Fund Society, FSB, as the trustee under the Take-Back Notes Indenture.

“Term Loan Commitment Payment”

means with respect to each applicable Term Loan Lender, a principal amount of New Term Loans equal to 5.0% of the principal amount of such Term Loan Lenders’ Scheme Claim as at the Scheme Effective Date, excluding any accrued interest thereon, which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of New Term Loans under the Amended and Restated Credit Agreement; provided that, upon the agreement of (i) the Companies and (ii) the lenders entitled to receive the Term Loan Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of the DIFL Term Loan held by all lenders entitled to receive the Term Loan Commitment Payment, such payment may be reduced or waived.

“Term Loan Consideration”	means (i) an amount equal to (a) the aggregate principal amount of all New Term Loans; minus (b) the aggregate principal amount of New Term Loans issued on account of the DIFL Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment, issued in the form of New Term Loans; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the Term Loan Lenders’ Scheme Claims as at the Scheme Effective Date.

“Term Loan Lenders”	means the lenders of record as of the Record Date under the Credit Agreement.

“Term Loans”	means the term loans extended by the lenders pursuant to the Credit Agreement.

“United States Code”	means the Code of Laws of the United States of America.

“US Bankruptcy Code”	means title 11 of the United States Code.

“US Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.

“US Securities Act”	means U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses or Sub-Clauses are references to the recitals, parts, clauses or sub-clauses respectively of or to the Scheme;

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	the Holding Trustee, the Information Agent, the Existing Notes Trustee, the Companies or any other person will be construed as to include its successors in title, permitted assigns and permitted transferees;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant

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thereto, provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Scheme, been made in accordance with the terms of the Scheme;

(f)	references to an agreement, deed or document, will include any schedules, annexes and appendices to such agreement, deed or document;

(g)	references to (or to any specified provision of) the Scheme will be construed as references to the Scheme as in force for the time being;

(h)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(i)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(j)	unless otherwise stated, all references in this Scheme to times are to Bermuda time;

(k)	where any amount is specified in this Scheme (including in any definition) in respect of any DIFL Scheme Consideration, that amount is subject to rounding in accordance with the terms of this Scheme;

(l)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(m)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(n)	“or” is not exclusive;

(o)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(p)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with or without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

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PART A
RECITALS

2	THE COMPANIES

2.1	DIHL was incorporated in Bermuda under the Companies Act as an exempted company limited by shares on May, 21st 2020 with registration number 55586. DIHL’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the authorised share capital of DIHL is US$10,000 consisting of 10,000 common shares of US$1.00 par value each, of which 1,000 have been issued to Digicel Limited.

2.1	DIFL was incorporated in St. Lucia under the International Business Companies Act, Cap 12.14 as an international business company on 7 December 2004 with registration number 2004-00370. DIFL was continued into Bermuda under the Companies Act as an exempted company limited by shares on 11 July 2023 with registration number 202302649. DIFL’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the authorised share capital of DIFL is US$10,000,000 consisting of 10,000,000 common shares of US$1.00 each, of which 10,000,000 have been issued to Digicel Intermediate Holdings Limited.

2.2	Each of DIHL and DIFL is jointly and severally liable under the Existing Notes as co-issuers, so one composite scheme of arrangement is proposed in respect of both Companies with respect to the Existing Notes. The Companies are the issuers of the Existing Notes and borrowers under the Term Loans pursuant to the Existing Notes Indentures and the Credit Agreement (as applicable). The Scheme seeks to effect a compromise of the Companies’ liabilities under the Existing Notes Indentures and Credit Agreement (as applicable).

3	THE PURPOSE OF THE SCHEME

3.1	The principal object and purpose of the Scheme is to effect a compromise and arrangement between the Companies and the DIFL Scheme Creditors in respect of the Scheme Claims. The arrangement and compromise of the Scheme Claims effected pursuant to the Scheme will, in conjunction with the Interconditional Scheme, result in significant deleveraging of the Group and will enable the Group to carry on as a going concern.

3.2	On the Scheme Effective Date, and as set out in more detail in Part B below, among other things:

(a)	The DIFL Secured Notes will be cancelled and discharged in full in exchange for DIFL issuing the DIFL Secured Notes Consideration to the DIFL Secured Noteholders and all rights and obligations of any person under, or in connection with, the DIFL Secured Notes and DIFL Secured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Secured Notes after the Record Date) will terminate;

(b)	The DIFL Unsecured Notes will be cancelled and discharged in full in exchange for DIFL transferring the DIFL Unsecured Notes Consideration to the DIFL Unsecured Noteholders, and all rights and obligations of any person, under or in connection with, the DIFL Unsecured Notes and DIFL Unsecured Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Unsecured Notes after the Record Date) will terminate;

(c)	The DIFL Subordinated Notes will be cancelled and discharged in full in exchange for DIFL transferring the DIFL Subordinated Notes Consideration to the DIFL Subordinated Noteholders, and all rights and obligations of any person under, or in connection with, the DIFL Subordinated Notes and DIFL Subordinated Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Subordinated Notes after the Record Date) will terminate; and

(d)	Each Term Loan Lender’s Scheme Claims shall be compromised by the Term Loans being amended and restated in the form of the New Term Loans pursuant to the Amended and Restated Credit Agreement.

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3.3	In addition to the applicable DIFL Scheme Consideration, on the Scheme Effective Date and as set out in more detail in Part B below:

(a)	DIFL shall issue amounts of New Secured Notes on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Secured Notes pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with Clauses 9.1 and 9.2 (as applicable);

(b)	New HoldCo shall issue the Take-Back Notes on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment, and DIFL shall transfer such Take-Back Notes to each person who is entitled to receive such amounts in accordance with Clauses 8.1 and 8.2 (as applicable);

(c)	DHL shall issue DHL Shares on account of the DIFL Subordinated Notes Commitment Payment, and DIFL shall transfer such DHL Shares to the applicable DIFL Subordinated Noteholders who are entitled to receive such amounts in accordance with Clause 7.2(c);

(d)	DHL shall issue DHL Shares on account of the DIFL Subordinated Notes Work Payment to the applicable DIFL Subordinated Noteholders who are entitled to receive such amounts in accordance with Clause 7.3; and

(e)	DIFL shall issue amounts of New Term Loans on account of the Term Loan Commitment Payment and the DIFL Secured Debt Work Payment (in the amount which is to be issued in the form of New Term Loans pursuant to and based on the elections of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as notified by such persons (or their advisers) to the Companies or the Digicel Advisers prior to the Scheme Effective Date) to the applicable persons who are entitled to receive such amounts in accordance with Clauses 10.3 and 10.5 (as applicable).

3.4	The Foreign Representative is authorised to make an application on behalf of the Companies for a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code (or under any other applicable law, legal doctrine or Proceeding concerning cross-border recognition) and such other additional relief and/or assistance as may be required or as the Foreign Representative may deem necessary to obtain for the purposes of obtaining foreign recognition of the Scheme outside of Bermuda.

4	THE EXISTING NOTES

The Existing Notes are held under customary arrangements whereby:

(a)	the Existing Notes were issued pursuant to the relevant Existing Notes Indenture;

(b)	all Existing Notes are registered in the name of the Existing Depository Nominee;

(c)	Beneficial Interests in the Existing Notes are held initially by DTC Participants (whose identities are recorded directly in the books or other records maintained by DTC) through DTC, under electronic systems designed to facilitate paperless transactions in respect of dematerialised securities; and

(d)	each DTC Participant may be holding its recorded Beneficial Interest in the Existing Notes (in full or in part) either on its own behalf or on behalf of another person, which person may in turn also be holding such interest on its own behalf or on behalf of another person.

5	THE EXISTING NOTES TRUSTEE AND THE SCHEME

5.1	The Court has ordered that neither the Existing Notes Trustee, any Intermediary nor the Existing Depository Nominee (as registered holder of the Existing Notes), none of whom own any economic interest

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in the Existing Notes to be compromised in the Scheme, shall be entitled to vote on the Scheme in respect of the Existing Notes at the Scheme Meetings and, accordingly, they will not vote at such meetings. For voting purposes in respect of the Scheme, the DIFL Scheme Creditors shall therefore consist solely of the DIFL Noteholders and the Term Loan Lenders. For the avoidance of doubt, no term of this Scheme amends, releases, modifies or otherwise impacts any right of the Existing Notes Trustee under the Existing Notes Indenture, the Existing Notes and related documents, including, without limitation, its rights to assert a lien on the consideration to be provided to the DIFL Noteholders in connection with the Existing Notes under this Scheme, as applicable.

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PART B
THE SCHEME

6	APPLICATION AND EFFECTIVENESS OF THE SCHEME

6.1	The compromises and arrangement effected by this Scheme, including the Restructuring Documents, shall apply to all Scheme Claims and shall be binding on all DIFL Scheme Creditors (and each of their Scheme Creditor Parties) and the Companies.

6.2	Subject to Clause 20, the terms of the Scheme shall become effective on the Scheme Effective Date and shall take effect in accordance with the terms of the Scheme and all of the rights, title and interests of the DIFL Scheme Creditors in respect of the Scheme Claims will be subject to the compromise and arrangements set out in the Scheme in accordance with its terms.

6.3	The Company shall promptly notify the Information Agent in writing of the occurrence of the Scheme Effective Date and provide a form of written notice to the Information Agent, and the Information Agent shall promptly notify the DIFL Scheme Creditors of the Scheme Effective Date by:

(a)	providing such written notice to the Existing Notes Trustee;

(b)	circulating such written notice to the DIFL Scheme Creditors via DTC; and

(c)	posting such written notice on the Scheme Website.

7	THE SCHEME – DIFL SUBORDINATED NOTES

7.1	Prior to the Scheme Effective Date, the Company has made available to each DIFL Subordinated Noteholder the opportunity to make an Additional Subscription Election via the procedures described in the Exchange Offer Memorandum. At least 15 days prior to the Scheme Effective Date, the Information Agent shall issue a Funding Notice to the DTC Participant of each DIFL Subordinated Noteholder that has made a valid Additional Subscription Election. Provided that the Subscription Price is received by DHL no later than the deadline specified in the Funding Notice, DHL shall issue to the DIFL Subordinated Noteholder the applicable amount of Exit Preferred Shares and DHL Shares which are subject to the Additional Subscription Election as specified in the relevant Funding Notice received by the DIFL Subordinated Noteholder. The foregoing shall be subject to the relevant DIFL Subordinated Noteholder being an Eligible Recipient.

7.2	Subject to Clause 20, on the Scheme Effective Date:

(a)	DHL shall issue, and DIFL shall transfer to each DIFL Subordinated Noteholder who is an Eligible Recipient, DHL Shares in an amount equal to its pro rata share (as described in paragraph (e) below) of the Equitisation Shares in such class of DHL Shares as is designated by the relevant DIFL Subordinated Noteholder in accordance with and pursuant to the procedures set forth in the Exchange Offer Memorandum (and in the absence of any such designation, such DHL Shares shall be class A voting common shares); such DHL Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members.

(b)	In the case of each DIFL Subordinated Noteholder who is an Ineligible Recipient, DHL shall issue, and DIFL shall transfer to the Holding Trustee, class A voting common DHL Shares in an amount equal to such DIFL Subordinated Noteholder’s pro rata share (as described in paragraph (e) below) of the Equitisation Shares; such DHL Shares shall be issued fully paid and such issuance and transfer shall be effectuated by DHL updating its register of members with the Holding Trustee entered as the registered owner of the relevant DHL Shares. The Holding Trustee shall hold such DHL Shares on bare trust for the Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

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(c)	Simultaneously with the DHL Shares issuances described in paragraphs (a) and (b) the DIFL Subordinated Notes Commitment Payment shall be paid by DHL issuing the applicable DHL Shares, and DIFL transferring such DHL Shares, to each DIFL Subordinated Noteholder that made a valid Commitment Payment Election, provided such DIFL Subordinated Noteholder is an Eligible Recipient. Any DIFL Subordinated Notes Commitment Payment shall be issued fully paid in the same class of shares as the DIFL Subordinated Noteholder designated their pro rata share of the Equitisation Shares, and such issuance and transfer shall be effectuated by DHL updating its register of members. Ineligible Recipients shall not be entitled to receive DIFL Subordinated Notes Commitment Payment, which shall instead be issued in the name of the Holding Trustee and held on trust for Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

(d)	For the purposes of implementing the Scheme and issuing the DHL Shares and Exit Preferred Shares payable pursuant hereto, DHL has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme (“DHL Undertaking”).

(e)	Each DIFL Subordinated Noteholder’s pro rata share of the Equitisation Shares shall be calculated based upon the proportion which the amount of such DIFL Subordinated Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Subordinated Noteholders’ Scheme Claims as at the Record Date.

7.3	In addition to the foregoing, on the Scheme Effective Date, the DIFL Subordinated Notes Work Payment shall be paid by DHL issuing to the members of the PCG Ad Hoc Group, DHL Shares fully paid which shall be allocated as between the members of the PCG Ad Hoc Group on such basis as is agreed between the Companies and the PCG Ad Hoc Group. For the avoidance of doubt, if a DIFL Subordinated Notes Work Payment is payable to an Ineligible Recipient, then the DHL Shares constituting such DIFL Subordinated Notes Work Payment shall be held on trust for such Ineligible Recipients in accordance with the terms of this Scheme and the Holding Trust Deed.

7.4	Immediately following the issuances and transfers described in Clauses 7.1-7.3 and conditional upon such issuances and transfers occurring, all Scheme Claims of the DIFL Subordinated Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Subordinated Notes, the Existing Subordinated Notes Indenture, and all other related instruments, certificates, agreements and other documents (including, without limitation, any Security and any Guarantee) will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Subordinated Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Subordinated Noteholders to receive their respective DIFL Subordinated Notes Consideration, any DIFL Subordinated Notes Commitment Payment, and any DIFL Subordinated Notes Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Subordinated Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Subordinated Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Subordinated Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors or in respect of any Security under or related to the DIFL Subordinated Notes and/or the Existing Subordinated Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Subordinated Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Subordinated Notes (including, for the avoidance of doubt, any person that acquires an interest in the DIFL Subordinated Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing

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Subordinated Notes Indenture and the DIFL Subordinated Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Subordinated Noteholders to receive their respective DIFL Subordinated Notes Consideration, any DIFL Subordinated Notes Commitment Payment, any DIFL Subordinated Notes Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

8	THE SCHEME – DIFL UNSECURED NOTES

8.1	Subject to Clause 20, on the Scheme Effective Date, DIFL shall make available to DTC the DIFL Unsecured Notes Consideration for payment to the DIFL Unsecured Noteholders through an exchange of the DIFL Unsecured Notes for the Take-Back Notes representing the DIFL Unsecured Notes Consideration which is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date on a pro rata basis (as described in Clause 8.2 below) to each DIFL Unsecured Noteholder. On the Scheme Effective Date, those DIFL Unsecured Noteholders who have made a valid Commitment Payment Election shall receive through DTC from DIFL, in addition to the DIFL Unsecured Notes Consideration, the DIFL Unsecured Notes Commitment Payment.

8.2	Each DIFL Unsecured Noteholder’s pro rata share of the DIFL Unsecured Notes Consideration shall be calculated based upon the proportion which the amount of such DIFL Unsecured Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Unsecured Noteholders’ Scheme Claims as at the Scheme Effective Date.

8.3	In addition to the foregoing, on the Scheme Effective Date, New HoldCo shall issue, and DIFL shall transfer, such Take-Back Notes in satisfaction of the DIFL Unsecured Notes Work Payment to each of the members of the PCG Ad Hoc Group and Diameter through DTC based on agreed proportions set out in the Restructuring Support Agreement and, with respect to the amount attributable to the PCG Ad Hoc Group, on a pro rata basis as between the members of that group based on their respective DIFL Unsecured Noteholder Scheme Claims as at the Scheme Effective Date.

8.4	For the purposes of implementing the Scheme and issuing the Take-Back Notes pursuant hereto, New HoldCo has delivered an undertaking to the Court to be bound by and implement the provisions of the Scheme.

8.5	Immediately following the steps described in Clauses 8.1 and 8.2 and conditional upon such steps occurring, all Scheme Claims of the DIFL Unsecured Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Unsecured Notes, the Existing Unsecured Notes Indenture, and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Unsecured Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Unsecured Noteholders to receive their respective DIFL Unsecured Notes Consideration and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Unsecured Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Unsecured Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Unsecured Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors under or related to the DIFL Unsecured Notes and/or the Existing Unsecured Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Unsecured Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Unsecured Notes (including, for the avoidance of doubt,

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any person that acquires an interest in the DIFL Unsecured Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing Unsecured Notes Indenture and the DIFL Secured Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Unsecured Noteholders to receive their respective DIFL Unsecured Notes Consideration and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

9	THE SCHEME – DIFL SECURED NOTES

9.1	On the Scheme Effective Date, DIFL shall issue and make available to DTC the DIFL Secured Notes Consideration for payment to the DIFL Secured Noteholders through an exchange of the DIFL Secured Notes for the New Secured Notes representing the DIFL Secured Notes Consideration which is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date on a pro rata basis (as described in Clause 9.2 below) between each DIFL Secured Noteholder. Those DIFL Secured Noteholders who have made a valid Commitment Payment Election shall receive from DIFL, in addition to the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment.

9.2	Each DIFL Secured Noteholder’s pro rata share of the DIFL Secured Notes Consideration shall be calculated based upon the proportion which the amount of such DIFL Secured Noteholder’s Scheme Claim represents of the aggregate amount of all DIFL Secured Noteholders’ Scheme Claims as at the Scheme Effective Date.

9.3	In addition to the foregoing, those DIFL Scheme Creditors who are entitled to a DIFL Secured Debt Work Payment (being the PCG Ad Hoc Group, the DIFL Secured Steering Committee, and Diameter) and who have elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Secured Notes shall, in addition to any entitlement to the foregoing, on the Scheme Effective Date, be issued their applicable respective portion of the New Secured Notes, on account of the DIFL Secured Debt Work Payment.

9.4	Immediately following the issuances described in Clauses 9.1 and 9.3 and conditional upon such issuances occurring, all Scheme Claims of the DIFL Secured Noteholders (together with any Scheme Claim that the Existing Notes Trustee and/or the Existing Depository Nominee may have in relation to the DIFL Secured Notes and/or the Existing Secured Notes Indenture) shall be released and compromised as follows:

(a)	the DIFL Secured Notes, the Existing Secured Notes Indenture, and all other related instruments, certificates, agreements and other documents (including, without limitation, any Security and any Guarantee) will be cancelled, released, terminated, extinguished and discharged in full without any further act or action by either Company, the Existing Notes Trustee, any DIFL Secured Noteholder or any other DIFL Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DIFL Secured Noteholders to receive their respective DIFL Secured Notes Consideration, any DIFL Secured Notes Commitment Payment, and any DIFL Secured Debt Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses;

(b)	the DIFL Secured Notes shall be deemed surrendered without any further act or action by either Company, any DIFL Secured Noteholder or any other DIFL Scheme Creditor;

(c)	all of the rights, title and interest of the DIFL Secured Noteholders in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against either Company or any Guarantors or in respect of any Security under or related to the DIFL Secured Notes and/or the Existing Secured Notes Indenture, shall be subject to the applicable arrangements and compromises set out in this Scheme; and

(d)	the respective rights and obligations of the DIFL Secured Noteholders, any Intermediary holding any Beneficial Interest in any of the DIFL Secured Notes (including, for the avoidance of doubt,

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any person that acquires an interest in the DIFL Secured Notes after the Record Date), either Company, and the Existing Notes Trustee towards one another under the Existing Secured Notes Indenture and the DIFL Secured Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the DIFL Secured Noteholders to receive their respective DIFL Secured Notes Consideration, any DIFL Secured Notes Commitment Payment and any DIFL Secured Debt Work Payment (in each case, to the extent applicable), and (ii) preserving all rights of the Existing Notes Trustee thereunder, with respect to the Existing Notes Trustee’s Fees and Expenses.

10	THE SCHEME – TERM LOANS

10.1	On and from the Scheme Effective Date, in exchange for the Scheme Consideration and without prejudice to Clause 14 each Term Loan Lender shall be deemed to give the following authorisations, instructions, confirmations and undertakings:

(a)	notwithstanding any term of any other document, each Term Loan Lender hereby appoints, and shall for all purposes be treated as having hereby appointed, DIFL as its attorney and agent, and hereby irrevocably authorises, directs, instructs and empowers DIFL (represented by any duly authorised representative) to enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of such Term Loan Lenders, the Administrative Agent and Collateral Agent Instruction Letter, the Amendment and Restatement Agreement and each other Restructuring Document to which the Term Loan Lenders, or any of them, are named as a party; and, where applicable, complete, date and release the Restructuring Documents;

(b)	the authority and power granted and conferred on DIFL under the preceding paragraph shall be treated, for all purposes whatsoever and without limitation, as having been granted and conferred by deed and DIFL shall be entitled to delegate the authority granted and conferred to any duly authorised officer or agent of DIFL as necessary;

(c)	each Term Loan Lender hereby agrees to and shall be bound by and shall comply with, and shall for all purposes be treated as having agreed to and be bound by, each of its obligations under each applicable Restructuring Document after it has been executed by the Company; and

(d)	without prejudice to the authority conferred on DIFL pursuant to any other paragraph of this Clause 10, each Term Loan Lender hereby irrevocably authorises and instructs, and shall for all purposes be treated as having hereby irrevocably authorised and instructed, DIFL, the Administrative Agent and the Collateral Agent (as applicable) to enter into, execute and deliver (as a deed or otherwise) the Administrative Agent and Collateral Agent Instruction Letter and to take all steps reasonably necessary to comply with their respective obligations under the Administrative Agent and Collateral Agent Instruction Letter and any other Restructuring Document to which they are a party. For the avoidance of doubt, each Term Loan Lender hereby confirms and shall for all purposes be treated as having hereby confirmed each instruction, authorisation, direction and confirmation given on its behalf in the Administrative Agent and Collateral Agent Instruction Letter and as having agreed that each of DIFL, the Administrative Agent and the Collateral Agent shall be entitled to enforce and enjoy the benefit of, and rely upon each term in, this Scheme and the Administrative Agent and Collateral Agent Instruction Letter.

10.2	In consideration of the foregoing authorisations, instructions and undertakings, DIFL hereby agrees that each Term Loan Lender shall be allocated under the Amended and Restated Credit Agreement its respective pro rata share (as described in Clause 10.3 below) of the Term Loan Consideration and affirms its obligation to pay such Term Loan Consideration pursuant to the terms of the Amended and Restated Credit Agreement and each such Term Loan Lender shall receive any cash components of its allocation of Term Loan Consideration on the Scheme Effective Date.

10.3	Each Term Loan Lender’s pro rata share of the Term Loan Consideration shall be calculated based upon the proportion which the amount of such Term Loan Lender’s Scheme Claim represents of the aggregate amount of all Term Loan Lenders’ Scheme Claims as at the Scheme Effective Date.

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10.4	On the Scheme Effective Date, DIFL shall issue the Term Loan Commitment Payment to any Term Loan Lender that became a party to the Restructuring Support Agreement on or prior to the Commitment Payment Election Deadline (as defined in the Solicitation Statement) and, on the Scheme Effective Date, remains a party to the Restructuring Support Agreement, in addition to its entitlement to Term Loan Consideration, pursuant to the terms of the Amended and Restated Credit Agreement.

10.5	Those DIFL Scheme Creditors who are entitled to the DIFL Secured Debt Work Payment (being the PCG Ad Hoc Group, the DIFL Secured Steering Committee, and Diameter) who have elected under the terms of the Restructuring Support Agreement to receive some or all of their respective agreed proportion of the DIFL Secured Debt Work Payment as New Term Loans shall, in addition to any entitlement to the foregoing, on the Scheme Effective Date, receive their applicable respective portion of the DIFL Secured Debt Work Payment in New Term Loans (which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of Term Loans under the Amended and Restated Credit Agreement).

11	THE SCHEME – GENERAL PROVISIONS

11.1	Each of the compromises in the preceding Clauses 7 through 10 shall be deemed to extend to any relevant Guarantees, Guarantors or any relevant Security guaranteeing or securing any Scheme Claims (except to the extent that any Guarantee and/or Security is amended, amended or restated or otherwise deemed or expressed to continue to guarantee and/or secure either the New Secured Notes and/or the New Term Loans pursuant to the Restructuring Documents) and the provisions of Clause 14 shall be deemed to extend to any document required to give effect to any release of any Guarantor, Guarantee or Security or Security provider necessary in order to fully implement the compromises contained herein including, without limitation the cancellation and release of any Guarantor or Security provider’s obligations in respect of the Existing Notes and/or the Term Loans.

11.2	On or as soon as practicable after the Scheme Effective Date, the Companies shall take any action(s) and give any instructions and consents to the Existing Notes Trustee and DTC, as applicable, that may be required of the Companies to ensure that the global notes representing the Existing Notes are cancelled which, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

12	HOLDING TRUST ARRANGEMENTS

12.1	From the Scheme Effective Date, the Holding Trust shall be constituted in accordance with the Holding Trust Deed, with the Holding Trust property consisting as at the Scheme Effective Date of the DHL Shares representing DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment and DIFL Subordinated Notes Work Payment that are payable or attributable to Ineligible Recipients pursuant to the terms of the Scheme.

12.2	At any time during the Holding Period, Ineligible Recipients shall, in accordance with the terms of the Scheme and Holding Trust Deed, after submitting such information as is required to make them Eligible Recipients, be entitled to receive DHL Shares together with any dividends or distributions paid on account thereof following the Scheme Effective Date. The Holding Trustee shall transfer the relevant allocation of DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme Effective Date) to the holder identified in the materials submitted by the DIFL Subordinated Noteholder. Notwithstanding the foregoing, pursuant to the terms of the Holding Trust Deed, the Holding Trustee shall be entitled to request such further information from a DIFL Subordinated Noteholder as it in its discretion determines is necessary in order to satisfy any applicable law relating to the transfer of DHL Shares.

12.3	If a DIFL Subordinated Noteholder has not become an Eligible Recipient by the expiration of the Holding Period, then each DIFL Scheme Creditor who would otherwise be entitled to any DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment shall be deemed to have irrevocably waived its entitlement to the foregoing (together with any dividends or distributions paid on account thereof following the Scheme Effective Date), and shall be deemed to give the releases set out in Clause 15 in respect of such Scheme Creditor’s Claim or entitlement to any DIFL Subordinated Notes Consideration, DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment. Upon expiration of the Holding Period, all DHL Shares (together with any dividends or distributions paid on account thereof following the Scheme

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Effective Date) that were formerly held for the benefit of the relevant DIFL Subordinated Noteholder shall revert to DHL and the Holding Trust shall terminate.

12.4	The Holding Period Trustee shall have the power to appoint an additional or replacement trustee at any time, subject to any additional or replacement trustee agreeing to be bound by the terms of the Scheme and the Holding Period Trust Deed.

13	NO RIGHT TO COMMENCE PROCEEDINGS

13.1	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding in respect of any Released Claim, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons.

13.2	Nothing in this Clause 13 shall extinguish or otherwise affect any rights or remedies in respect of any Allowed Proceedings.

13.3	Each Company shall be fully entitled to enforce Clause 13.1 severally in its own name, as applicable.

13.4	Without prejudice to the Deed of Release, each Released Person shall be fully entitled to enforce Clause 13.1 in its own name, (whether by way of a Proceeding or by way of defence or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

13.5	Each DIFL Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach of Clause 13.1, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DIFL Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

14	INSTRUCTIONS, AUTHORISATIONS AND DIRECTIONS

14.1	Pursuant to the Scheme, each DIFL Scheme Creditor is deemed to provide the instructions, authorisations and directions contained in this clause 14.

14.2	Each DIFL Scheme Creditor in respect of its interest in the Existing Notes hereby irrevocably authorises and instructs DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme.

14.3	On and from the Scheme Effective Date, in consideration of the rights provided to the DIFL Scheme Creditors under the Scheme and notwithstanding any term of any other document, each DIFL Scheme Creditor hereby appoints DIFL in respect of any and all Scheme Claims arising under or in connection with the Existing Notes, any Existing Notes Indenture, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee as its attorney and agent and irrevocably authorises, directs, instructs and empowers DIFL (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DIFL Scheme Creditor the Restructuring Documents to which the DIFL Scheme Creditors, or any of them, are named as a party;

(b)	agree on its behalf to any amendments to any such document which are:

(i)	necessary or desirable to give effect to, or reflect the terms of the Scheme;

(ii)	necessary to correct any manifest error;

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(iii)	minor or technical in nature

and, in each case would not (x) impose any additional obligation on, nor (y) materially, adversely or disproportionately affect the rights of any of the DIFL Scheme Creditors in any manner that is not otherwise contemplated by the Scheme or the Restructuring Documents, nor (z) be inconsistent with the terms of the Scheme; and

(c)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to: (i) instruct DTC to debit the Beneficial Interests relating to the Existing Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

14.4	Without prejudice to the Deed of Release, on and from the Scheme Effective Date each DIFL Scheme Creditor for itself and its Scheme Creditor Parties in respect of the Existing Notes, each Existing Notes Indenture, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee and all other related instruments, certificates, agreements and other documents, releases, discharges and exonerates each of the Existing Notes Trustee, the Administrative Agent, the Collateral Agent (including in the case of each of the foregoing its officers, agents, Affiliates, Personnel, attorneys) and each of the Advisors from any Released Claims by the DIFL Scheme Creditors and their Scheme Creditor Parties:

(a)	by reason of any of them acting in accordance with the above authorisation and instruction;

(b)	for the manner of performance of all acts carried out on such instructions save to the extent of its own fraud, gross negligence, wilful misconduct, wilful default or dishonesty; and

(c)	in the case of a DIFL Scheme Creditor, under the Existing Notes Indenture and the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee with effect from the Scheme Effective Date (without prejudice to any rights of the Existing Notes Trustee under any Existing Notes Indenture, the Existing Notes or related documents), in each case whether or not the Companies obtain a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code or another applicable law, legal doctrine or Proceeding concerning cross-border recognition.

14.5	Each DIFL Scheme Creditor (including on behalf of its Scheme Creditor Parties) in respect of the Existing Notes and the Term Loans, hereby acknowledges and agrees that any action taken by either Company in accordance with the Scheme and/or the Restructuring Documents will not constitute a breach of the Existing Notes, the Existing Notes Indentures, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee (or any other agreement or document governing the terms of any Scheme Claim) or the Restructuring Documents and to the extent such agreement is ineffectual or unenforceable, hereby irrevocably waives any such breach.

14.6	The directions, instructions and authorisations granted under this Clause 14 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Companies shall be entitled to delegate the authority granted and conferred by this Clause 14 to any duly authorised officer or agent of theirs as necessary.

15	DIFL SCHEME CREDITOR UNDERTAKINGS AND RELEASES

15.1	Pursuant to the Scheme, each DIFL Scheme Creditor is deemed to provide the undertakings and releases contained in this Clause 15.

15.2	Without prejudice to the Deed of Release, and in consideration for its entitlement to its respective DIFL Scheme Consideration, each DIFL Scheme Creditor, in respect of its respective Scheme Claims, hereby gives the undertakings, releases and waivers in this Clause 15 on behalf of itself and its Scheme Creditor Parties.

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15.3	Without prejudice to the Deed of Release, and with immediate effect on and from the Scheme Effective Date, each DIFL Scheme Creditor and its Scheme Creditor Parties irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims (and any Guarantee) in consideration for its entitlement to receive its respective DIFL Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waives, discharges and releases any Released Claim it may have under or in connection with the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee against any Released Person in relation to any breaches or defaults under the Existing Notes Indenture, the Existing Notes, the Intercreditor Agreement, the Credit Agreement and/or any Security Document or Guarantee occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Holding Trust or the Holding Trust Deed, as the case may be, and the transactions contemplated thereby in each instance (other than any breaches of the Holding Trust Deed by any of the parties thereto);

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme (including, without limitation, the exercise or omission of powers by the Holding Trustee to administer the Scheme Consideration, other than as a result of any breach of the Holding Trust Deed) in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertakes to each of the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

15.4	Each DIFL Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims on and subject to the terms of this Scheme, and that in furtherance of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

15.5	Nothing in this Clause 15 shall extinguish or otherwise affect the rights and/or remedies of any DIFL Scheme Creditor in respect of:

(a)	any Allowed Proceedings: or

(b)	any Excluded Claim.

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PART C
IDENTIFICATION OF SCHEME CLAIMS

16	DETERMINATION OF SCHEME CLAIMS

16.1	Each DIFL Noteholder (other than DIFL Subordinated Noteholders) shall have a Scheme Claim equivalent to the principal amount of the relevant series of Existing Notes (including, for the avoidance of doubt, any accrued and capitalised interest with respect to the DIFL Unsecured Notes immediately prior to the Scheme Effective Date) in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) as of the time immediately prior to the Scheme Effective Date. Each DIFL Subordinated Noteholder shall have a Scheme Claim equivalent to the principal amount of the Existing Subordinated Notes in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary) plus any accrued but unpaid interest thereon as assessed on the Record Date.

16.2	Each Term Loan Lender shall have a Scheme Claim equivalent to the principal amount of its participation as shown in the books and records of the Administrative Agent as of the time immediately prior to the Scheme Effective Date.

17	SALES, ASSIGNMENTS OR TRANSFERS

17.1	Neither the Companies, the Holding Trustee nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meetings.

17.2	All distributions of DIFL Scheme Consideration shall be made to DIFL Scheme Creditors in accordance with Clause 7 through 10 and the instructions contained with the proxies submitted by such DIFL Scheme Creditors irrespective of any sale or assignment of any Scheme Claim after the Record Date. Notwithstanding the foregoing, the Company, the Holding Trustee and/or the Information Agent, may, in their discretion, choose to recognise any assignment or transfer of any Scheme Claim after the Record Date (and shall be entitled to request any documentation to satisfy themselves of the same) for the purposes of distributing Scheme Consideration.

17.3	A transferee of an economic, beneficial or proprietary interest in the Existing Notes or the Term Loans after the Record Date will, be bound by the terms of the Scheme in the event that it becomes effective, and any Existing Notes or Term Loans to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

17.4	If any DIFL Scheme Creditor (the “Transferor”) assigns or transfers any economic, beneficial or proprietary interest in that Transferor’s Scheme Claim after the Record Date such that the transferee or assignee entity becomes a DIFL Scheme Creditor (the “Transferee”) in respect of the interests so transferred, then for the purposes of calculating any rights to Scheme Consideration, or any calculations, as at the Record Date, (A) the Transferor’s Scheme Claim shall be reduced by the amount of the relevant Scheme Claims so transferred or assigned after the Record Date, and (B) the Transferee will be attributed with the Scheme Claims so transferred or assigned.

18	PROVISION OF INFORMATION

To the extent permitted by law (including any pre-existing obligations of confidentiality) DIFL Scheme Creditors (including any DTC Participants and Intermediaries) shall provide the Information Agent and/or the Holding Trustee with all information reasonably requested by either of them in writing.

19	THE INFORMATION AGENT AND THE HOLDING TRUSTEE

Neither the Information Agent nor the Holding Trustee shall be liable for any claim or Liability arising in respect of the performance of its duties as Information Agent or Holding Trustee under the Scheme except where such claim or Liability arises as a result of the relevant party’s own fraud, gross negligence, wilful default, wilful misconduct or dishonesty.

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PART D
CONDITIONS TO THE SCHEME

20	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME

20.1	The Scheme shall only become effective following the satisfaction of all of the following conditions:

(a)	the approval of the Scheme (with or without modifications, subject to Clause 24) at the Scheme Meetings by a simple majority in number of each class of the DIFL Scheme Creditors entitled to vote at the Scheme Meetings either in person or by proxy representing at least three fourths in value of the Scheme Claims of the relevant class;

(b)	the sanction of the Scheme (with or without modifications, subject to Clause 24) by the Court;

(c)	adoption by DHL of the Amended Organisational Documents;

(d)	satisfaction of the Change of Control Condition;

(e)	the sanction of the Interconditional Scheme by the Court, and the satisfaction of any conditions to the effectiveness of the Interconditional Scheme;

(f)	entry into each of the Restructuring Documents in a form and substance consistent with the Restructuring Support Agreement and satisfaction of any conditions precedent thereunder;

(g)	entry into the Services Agreement and any other documents with the Supporting Shareholder required pursuant to and in a form and substance consistent with the terms of the Restructuring Support Agreement;

(h)	consummation of the Corporate Reorganisation;

(i)	discharge of any amounts outstanding pursuant to the Bridge Facilities;

(j)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognising and enforcing the Scheme, with such order not having been reversed, stayed, modified or vacated on appeal;

(k)	payment of all outstanding Professional Fees payable under the Restructuring Support Agreement and (if applicable) the Restructuring Documents;

(l)	payment in full, in cash of the then liquidated Existing Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(m)	delivery of the DHL Undertaking to the Court;

(n)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration; and

(o)	following completion of the final condition to occur of (a) to (n) above, written confirmation from the Company that the Restructuring Support Agreement has not been terminated by any of the parties thereto and remains in full force and effect.

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PART E
GENERAL SCHEME PROVISIONS

21	TERMINATION OF THE SCHEME

If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DIFL Scheme Creditors (including under the Term Loans, the Existing Notes and the Existing Notes Indentures) shall not be affected and shall be reinstated and remain in full force and effect.

22	SECURITIES LAW CONSIDERATIONS

22.1	No DHL Shares will be registered under the US Securities Act or any state or other securities laws of the United States of America or any other jurisdiction.

22.2	In sanctioning this Scheme, the Court has been apprised of the fact that the Companies will rely on the Court’s approval of this Scheme as the basis for the Section 3(a)(10) exemption under the US Securities Act for the offer, issuance and distribution of the Take-Back Notes and the New Secured Notes to the relevant DIFL Scheme Creditors in exchange for their Scheme Claims.

23	SCHEME COSTS

The Companies shall pay all Scheme Costs and any other costs incurred by the Companies including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meetings, the costs of any petition to the Court to sanction the Scheme and the fees, costs, charges, expenses and disbursements of all Advisors and the Existing Notes Trustee, which are payable under the Restructuring Support Agreement, and which Scheme Costs shall not be subject to the arrangement and compromises to be effected by the Scheme.

24	MODIFICATIONS OF THE SCHEME

24.1	Either Company may, subject to and in accordance with the terms of the Restructuring Support Agreement, at any hearing to sanction the Scheme, consent on behalf of all DIFL Scheme Creditors to any modification, addition, or waiver of the Scheme or any terms or conditions which the Court may think fit to approve or impose which is necessary or desirable for the implementation of the Scheme, provided that such modification, addition, waiver or term or condition does not directly or indirectly alter, modify or adversely affect the economic treatment or any legal rights or obligations or interests of any DIFL Scheme Creditor, the Holding Trustee or the Existing Notes Trustee, the Administrative Agent, the Collateral Agent or any of them, under the Scheme or any Restructuring Document, or impose any direct or indirect additional obligation on a DIFL Scheme Creditor.

24.2	After the date of the hearing to sanction the Scheme but before the Scheme Effective Date, the terms of the Scheme or any Restructuring Document may, subject to the terms of the Restructuring Support Agreement, be amended, supplemented, or waived only with the consent of the Company and the Majority DIFL Scheme Creditors, provided that such amendment or waiver (i) is only of a technical or non-material nature or to correct a manifest error; and (ii) does not directly alter, modify or adversely affect or indirectly have an adverse effect on the economic treatment or any legal right or obligation of any DIFL Scheme Creditor under the Scheme or any Restructuring Document (unless such DIFL Scheme Creditor consents) or impose any direct or indirect additional obligation on a DIFL Scheme Creditor. After the Scheme Effective Date, any amendments to the documents will be made in accordance with the relevant document’s terms.

24.3	The Company may not designate any document as a Restructuring Document without the consent of the Majority DIFL Scheme Creditors.

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25	FURTHER ASSURANCE

On and from the Scheme Effective Date to and including forty-five (45) Business Days after the Scheme Effective Date, each DIFL Scheme Creditor undertakes to the Company and its directors, officers and other duly appointed representatives, to provide such further assistance (at the cost of the Companies) as may be reasonably required and reasonably necessary by the Companies or a DIFL Scheme Creditor (as applicable) to implement this Scheme and the Restructuring provided that:

(a)	such actions are consistent with the Scheme, the Restructuring Support Agreement and the Restructuring Documents; and

(b)	in each case the Companies or the DIFL Scheme Creditor (as applicable) must notify and consult in good faith, with (to the extent the DIFL Scheme Creditor or the Company (as applicable) responds to the notice) the relevant DIFL Scheme Creditor or the Company (as applicable) at least three (3) Business Days prior to the date on which any steps are required to be taken by the relevant DIFL Scheme Creditor or the Company (as applicable) in accordance with this Clause 25.

26	NOTICES

26.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Companies

Digicel Intermediate Holdings Limited/Digicel International Finance Limited

Clarendon House 2 Church Street

Hamilton, HM 11 Bermuda

Attn:    Jarleth Burke
Email:    Jarleth.Burke@digicelgroup.com

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn:   Christian Luthi

Rhys Williams

Edward Rance

Email:   christian.luthi@conyers.com

rhys.williams@conyers.com

edward.rance@conyers.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:   Timothy Graulich

Darren Klein

Email:   timothy.graulich@davispolk.com

darren.klein@davispolk.com

(b)	in the case of a DIFL Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by the Scheme shall be effective by posting the same in pre-paid envelopes addressed to the DIFL Scheme Creditors or, if so directed by the DIFL Scheme Creditors, to the relevant DTC Participant for the persons respectively entitled thereto at the addresses appearing in the records of DTC or to such other addresses (if any) as such persons may respectively direct in writing; or

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(c)	In the case of the DIFL Secured Ad Hoc Group:

Paul Hastings LLP

200 Park Ave

New York, New York 101662

Attn:   Sayan Bhattacharyya

Daniel Fliman

Daniel Ginsberg

Email:   sayanbhattacharyya@paulhastings.com

danfliman@paulhastings.com

danielginsberg@paulhastings.com

(d)	In the case of the PCG Ad Hoc Group

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attn:   Andrew N. Rosenberg

Elizabeth McColm

Brian Bolin

Email:   arosenberg@paulweiss.com

emccolm@paulweiss.com

bbolin@paulweiss.com

with a copy to:

Akin Gump LLP

Eighth Floor, 10 Bishops Square

London, E1 6EG

Attn:    James Terry

Emma Simmonds

Email:   akin-digicel@akingump.com

(e)	In the case of the Existing Notes Trustee:

Deutsche Bank Trust Company Americas, as Indenture Trustee

Trust and Agency Services

1 Columbus Circle, 17th Floor

Mail Stop: NYC01-1710

New York, New York 10019

Attn:    Corporates Team_Digicel Group

Email:   rodney.gaughan@db.com

sebastian-a.hidalgo@db.com

with a copy to: (which shall not constitute notice):

Moses & Singer LLP

405 Lexington Avenue

New York, New York 10174

Attn:    Alan Gamza

Kent Kolbig

Email:   agamza@mosessinger.com

kkolbig@mosessinger.com

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(f)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

26.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the DIFL Noteholders (and any of their Intermediaries) shall be deemed to have been duly given if sent by electronic means through DTC.

26.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through DTC, on the fifth Business Day after such distribution.

26.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

26.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 26 or the non-receipt of any such notice by any DIFL Scheme Creditor, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

27	CONFLICT AND INCONSISTENCY

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

28	SEVERABILITY

If at any time, any provision of the Scheme is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of the Scheme under the law of that jurisdiction will in any way be affected or impaired thereby.

29	ANNOUNCEMENTS

The Companies shall not, and shall procure that no member of the Group will, make any public announcement regarding the Scheme which names any DIFL Scheme Creditor (or from which the identity of a DIFL Scheme Creditor can be discerned) unless the contents of that announcement have been agreed in writing by such DIFL Scheme Creditor prior to the publication of that announcement.

30	GOVERNING LAW AND JURISDICTION

Without prejudice to the choice of law provisions in the Existing Notes Indentures with respect to the rights and obligations of the Existing Notes Trustee thereunder, the Scheme shall be governed by, and construed in accordance with, the laws of Bermuda. The Company, the Existing Notes Trustee, the Holding Trustee, the Information Agent and each of the DIFL Scheme Creditors agree that, to the fullest extent permitted by applicable law, any dispute between them shall be determined by the Court.

31	ALLOCATION

For U.S. federal income tax purposes, the DIFL Subordinated Notes Consideration distributed to DIFL Subordinated Noteholders pursuant to Clause 7 shall be allocated first to the principal amount of the DIFL Subordinated Notes (as determined for U.S. federal income tax purposes), with any excess allocated to accrued but unpaid interest on the DIFL Subordinated Notes, if any, as at the Record Date.

32	LIMITATIONS OF LIABILITY

Except as expressly provided herein, nothing in this Scheme constitutes a person a trustee, agent or fiduciary of any other person.

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Exhibit A—DL Notes Election Form

CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
25380QAH2 (144A) / G27649AG0 (Reg S)	US25380QAH20 (144A) / USG27649AG04 (Reg S)	$925,000,000	6.750% Senior Notes due 2023 issued by Digicel Limited (the “Existing DL Notes”)

(1)       As of the date of the Solicitation Statement.

EXISTING DL NOTES ELECTION FORM

This election form relating to the Existing DL Notes (the “DL Notes Election Form”) is subject to the conditions set forth in the solicitation statement to which this DL Notes Election Form is attached (as it may be amended or supplemented from time to time, the “Solicitation Statement”). Capitalized terms used and not defined herein shall have the meanings given to them in the Solicitation Statement.

As described in the Solicitation Statement, each holder that delivers its Existing DL Notes in accordance with the required election procedures described in this DL Notes Election Form for making one of the elections described below (each, an “Election”) and arranging for the timely delivery of its Proxy through the submission of the Nominee Instruction Form (as defined below) to the Information and Tabulation Agent will be eligible to (a) receive the Commitment Payment in the DL Scheme and (b) if such holder makes the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 below, participate in the subscription for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares in the DL Scheme, subject to the required payment of the Subscription Price and submission of the New Money Qualifying Letter attached as Exhibit C hereto.

Holders of Existing DL Notes may elect one of the six options below; provided, however, that only holders who are able to (i) make one of the certifications contained in the New Money Qualifying Letter and (ii) complete and return such letter in accordance with the instructions therein may elect Option 1 through Option 4:

(i).	Option 1: make the combined (a) Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Voting Exit Preferred Shares and Voting DHL Common Shares;

(ii).	Option 2: make the combined (a) Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Voting Exit Preferred Shares and Non-Voting DHL Common Shares;

(iii).	Option 3: make the combined (a) Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Non-Voting Exit Preferred Shares and Voting DHL Common Shares;

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(iv).	Option 4: make the combined (a) Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to subscribe for Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares;

(v).	Option 5: make the Commitment Payment Election to receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration; or

(vi).	Option 6: make the Commitment Payment Election to receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration.

Holders that make the Commitment Payment Election and, if applicable, the Subscription Election will be entitled to the following in the DL Scheme:

Existing DL Notes
CUSIP Nos. ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DL Notes	Scheme Consideration	Subscription Terms (only if the holder makes the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4)
25380QAH2 (144A) / G27649AG0 (Reg S) US25380QAH20 (144A) / USG27649AG04 (Reg S)	Option 1: 0.0000025% of Voting DHL Common Shares

Option 1: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 1 or Option 2: A New Money Participant that is not a Defaulting Holder will receive (a) Voting Exit Preferred Shares equal to such holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount; and (b) DHL Common Shares equal to such holder’s Pro Rata Portion of the Subscription DHL Common Shares, split between Voting DHL Common Shares and Non-Voting DHL Common Shares based on the Existing DL Notes electing Option 1 and Option 2, respectively.
Option 2: 0.0000025% of Non-Voting DHL Common Shares

Option 2: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

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Option 3: 0.0000025% of Voting DHL Common Shares

Option 3: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 3 or Option 4: A New Money Participant that is not a Defaulting Holder will receive (a) Non-Voting Exit Preferred Shares equal to such holder’s Pro Rata Portion of the Exit Preferred Shares Offering Amount; and (b)  DHL Common Shares equal to such holder’s Pro Rata Portion of the Subscription DHL Common Shares, split between Voting DHL Common Shares and Non-Voting DHL Common Shares based on the Existing DL Notes electing Option 3 and Option 4, respectively.

TO MAKE A VALID ELECTION INTO OPTION 1 THROUGH OPTION 4, A NEW MONEY QUALIFYING LETTER MUST BE COMPLETED AND RETURNED AS DIRECTED IN EXHIBIT C HERETO.

FUNDING REQUIREMENT FOR OPTION 1 THROUGH OPTION 4: At least 15 business days prior to the Closing Date (the “Funding Notice Date”), the Information and Tabulation Agent will deliver a Funding Notice to the DTC Participant of each New Money Participant stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. In order to receive the Exit Preferred Shares and the Subscription DHL Common Shares, New Money Participants must, pursuant to the Funding Notice, deliver to the Information and Tabulation Agent cash via wire transfer in an amount equal to the Subscription Price by the Funding Deadline, as described below.

Option 4: 0.0000025% of Non-Voting DHL Common Shares

Option 4: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

Option 5: 0.0000025% of Voting DHL Common Shares

Option 5: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Voting DHL Common Shares, as further described in the Solicitation Statement

Option 5: No Subscription Election
Option 6: 0.0000025% of Non-Voting DHL Common Shares

Option 6: its pro rata share of (i) 48.78% of DHL Common Shares, subject to dilution by the Existing DL Notes Commitment Payment, and (ii) 78.90% of the Rights Offering Equity Adjustment, each in the form of Non-Voting DHL Common Shares, as further described in the Solicitation Statement

Option 6: No Subscription Election

To make an Election, the holder must cause its commercial bank, bank, broker, dealer, trust company or other nominee holding its Existing DL Notes (the “DTC Participant”) to deliver the Existing DL Notes via ATOP by 5:00 p.m., New York City Time, on September 6, 2023 (the “Commitment Payment Election Deadline”), and the DTC Participant that delivered the Existing DL Notes via ATOP must deliver the completed Nominee Instruction Form attached as Exhibit A hereto (the “Nominee Instruction Form”) to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline. In addition, holders making the Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 must deliver the completed New Money Qualifying Letter attached as Exhibit C hereto (the “New Money Qualifying Letter”) to the Information and Tabulation Agent. Holders who do not submit the New Money Qualifying Letter will automatically be deemed to have elected Option 5, with respect to any election of Option 1 or Option 3, or deemed to have elected Option 6, with respect to any election of Option 2 or Option 4, with respect to all of their tendered Existing DL Notes.

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Please note that the DHL Common Shares and the Exit Preferred Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the share register of DHL. In order to receive the DHL Common Shares and the Exit Preferred Shares in the DL Scheme, each holder of Existing DL Notes must complete and submit an Equity Registration Form attached as Exhibit B hereto, as further described in the Solicitation Statement under “Book Entry, Delivery and Form—The New Shares.” Holders may complete the Equity Registration Form online or obtain a PDF copy by following the link at https://epiqworkflow.com/cases/DLRegister.

In addition, any holder of Existing DL Notes making the combined Commitment Payment Election and Subscription Election by electing Option 1, Option 2, Option 3 or Option 4 (such holders, the “New Money Participants”) must deliver to the Information and Tabulation Agent by the Funding Deadline cash via wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. “Pro Rata Portion” means, for any New Money Participant, (x) the aggregate principal amount of Existing DL Notes delivered by such New Money Participant via ATOP and for which such new Money Participant has elected Option 1, Option 2, Option 3 or Option 4 divided by (y) $1,175,002,707. For the avoidance of doubt, holders that make the Subscription Election are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

On the Funding Notice Date, the Information and Tabulation Agent will deliver to the DTC Participant of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing DL Notes and the wire instruction details for the Subscription Price. Each New Money Participant is responsible for ensuring that it or its commercial bank, broker, dealer, trust company or other nominee that wires the Subscription Price to the Information and Tabulation Agent includes the relevant Voluntary Offer Instruction (“VOI”) number (or Euroclear or Clearstream reference number) related to the ATOP delivery of such holder’s Existing DL Notes in a memo field in such wire so that the Information and Tabulation Agent may identify the holder submitting payment. New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Information and Tabulation Agent by the Funding Deadline (such holder, a “Defaulting Holder”) will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the DL Scheme. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the holder.

As described in the Solicitation Statement, holders may vote for or against the DL Scheme without making an Election by completing and submitting the form of ballot for the DL Scheme that will be included at the time that the explanatory statement for the DL Scheme is distributed prior to the Voting Deadline and arranging with their nominee to block such Existing DL Notes from trading until the Voting Deadline. Holders that vote by Ballot will not be eligible to receive the Commitment Payment or subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares.

Holders that wish to make an Election must provide this completed DL Notes Election Form to their DTC Participant or follow other instructions required by their DTC Participant with sufficient time to allow such DTC Participant to deliver the Existing DL Notes via ATOP before the applicable Commitment Payment Election Deadline. The Commitment Payment Election Deadline is September 6 at 5:00 p.m. New York City Time, unless extended. Each DTC Participant will determine the time by which it must receive any election instruction from a holder. Once submitted into ATOP, the Existing DL Notes cannot be transferred, and once the Commitment Payment Election Deadline has occurred, may not be withdrawn except as provided below.

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Starting on the Withdrawal Date (defined below) and ending on the Withdrawal Deadline (defined below) the Existing DL Notes may be withdrawn from ATOP. However, any holder that withdraws its Existing DL Notes after the Withdrawal Date will, with respect to all Existing DL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election, (ii) withdrawn any Subscription Election and (iii) relinquished all rights associated any prior elections. Such holders that withdraw their Existing DL Notes from ATOP would therefore no longer be eligible to receive the Commitment Payment, any Exit Preferred Shares or any Subscription DHL Common Shares in the DL Scheme, and would receive only the applicable Scheme Consideration in the DL Scheme.

•	The “Withdrawal Date” will be the start of the period during which withdrawals are permitted and will be set and announced promptly after the Scheme Meetings, which is expected to be on or about November 2, 2023 (approximately 8 weeks after the Commitment Payment Election Deadline). See “Important Times and Dates” in the Solicitation Statement. Announcement of the Withdrawal Date will be made to DTC and on the Scheme website promptly after the Scheme Meetings.

•	The “Withdrawal Deadline” will be the end of the period during which withdrawals are permitted, and will be approximately 20 business days prior to the anticipated Closing Date. The Withdrawal Deadline will be set and announced approximately 25 days prior to the anticipated Closing Date. Announcement of the Withdrawal Deadline will be made to DTC and on the Scheme website.

By returning this DL Notes Election Form to your DTC Participant or otherwise following that DTC Participant’s instructions for making an Election, you are requesting the DTC Participant to (i) deliver your Existing DL Notes via ATOP, (ii) make the appropriate Election with respect to such Existing DL Notes delivered via ATOP and (iii) automatically submit the Nominee Instruction Form to the Information and Tabulation Agent. Please allow sufficient time for your DTC Participant to act prior to the Commitment Payment Election Deadline.

CUSIP/ISIN for Existing DL Notes	Principal Amount Making the Option 1 Election*	Principal Amount Making the Option 2 Election*	Principal Amount Making the Option 3 Election*	Principal Amount Making the Option 4 Election*	Principal Amount Making the Option 5 Election*	Principal Amount Making the Option 6 Election*
25380QAH2 / US25380QAH20
G27649AG0 / USG27649AG04

Existing DL Notes Election:

☐	Option 1: Combined (a) Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Voting Exit Preferred Shares and Voting DHL Common Shares – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 2: Combined (a) Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b)

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Subscription Election to Subscribe for Voting Exit Preferred Shares and Non-Voting DHL Common Shares– Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 3: Combined (a) Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Non-Voting Exit Preferred Shares and Voting DHL Common Shares – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 4: Combined (a) Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration and (b) Subscription Election to Subscribe for Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares– Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline AND the Subscription Price must be wired to the Information and Tabulation Agent by the Funding Deadline, which will be announced at a later date in the Funding Notice.

☐	Option 5: Commitment Payment Election to Receive Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline.

☐	Option 6: Commitment Payment Election to Receive Non-Voting DHL Common Shares in respect of the Commitment Payment and the Scheme Consideration – Existing DL Notes must be delivered through ATOP by the Commitment Payment Election Deadline.

*The Existing DL Notes Elections must be made with respect to all Existing DL Notes held by you, but you may allocate your Existing DL Notes among any of the six options. Submissions may only be made in the minimum denomination of $200,000 and integral multiples of $1,000 in excess thereof.

Date: _____________________________________________________________

Holder: ____________________________________________________________

Authorized Signature: _________________________________________________

Name of Signatory: ___________________________________________________

Title: _____________________________________________________________

Address: ___________________________________________________________

Telephone Number: __________________________________________________

Email: ____________________________________________________________

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Exhibit A

AGENT/ ATTORNEY-IN-FACT AND PROXY NOMINEE INSTRUCTION FORM

Must be completed and submitted by the DTC Participant by 5:00 p.m. New York City Time on the business day following the Commitment Payment Election Deadline.

As detailed in the Solicitation Statement dated August 21, 2023 (as the same may be amended or supplemented, the “Solicitation Statement”) and the DL Notes Election Form, by making the Commitment Payment Election and delivering their Existing DL Notes via ATOP, holders of such Existing DL Notes automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (or its designee or affiliate) (the “Information and Tabulation Agent”), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such Existing DL Notes indicated below solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such Existing DL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such delivered Existing DL Notes) of the Scheme with respect to such Existing DL Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. As required by the Solicitation Statement, such Proxy must be automatically delivered to the Information and Tabulation Agent by the commercial bank, broker, dealer, trust company or other nominee of the holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a delivery of Existing DL Notes via ATOP by a holder, the submission of the ATOP instruction without the submission by such holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Proxy. In order for a delivery of Existing DL Notes via ATOP to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Proxies (as defined above and in the Solicitation Statement) are hereby relayed to the Information and Tabulation Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Proxy shall automatically be deemed to be revoked in the event the corresponding delivery of Existing DL Notes via ATOP is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

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This Nominee Instruction Form must be emailed to the Information and Tabulation Agent at the email address set forth below by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline:

Email to: Tabulation@epiqglobal.com (with a reference to “Digicel Nominee Instruction Form” in the subject line).

DTC Participant Name: _____________________________ DTC Participant Number: ______________

Contact Name: _____________________________________ Telephone: _________________________

Contact Email Address: _________________________________________________________________

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Exhibit B

EQUITY REGISTRATION FORM

For use by holders in respect of
6.750% Senior Notes due 2023 (the “Existing DL Notes”)
issued by

DIGICEL LIMITED

ISIN: US25380QAH20 (144A) / USG27649AG04 (Reg S)
CUSIP: 25380QAH2 (144A) / G27649AG0 (Reg S)

As set forth in the solicitation statement for schemes of arrangement (as amended from time to time, the “Solicitation Statement”) dated as of August 21, 2023 to which this Equity Registration Form (the “Form”) relates, we are soliciting proxies from holders of the Existing DL Notes to unconditionally deliver instructions for the Information and Tabulation Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such Existing DL Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such Existing DL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf the Existing DL Notes) of the DL Scheme (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing DL Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. In addition, pursuant to the DL Scheme, DHL is offering holders the opportunity to subscribe for DHL Common Shares and convertible preferred shares (the “Exit Preferred Shares” and together with DHL Common Shares, the “New Securities”), each to be issued by DHL.

Capitalized terms used but not defined herein shall have the meanings given to them in the Solicitation Statement.

If the DL Scheme becomes effective in accordance with its terms, all Existing DL Notes will be exchanged for DHL Common Shares, which will be issued in registered form promptly after all conditions to the distribution of consideration under the DL Scheme are satisfied.

Holders of the Existing DL Notes are required to complete Part 1 of this Form in order to receive their New Securities in the Scheme. In addition, a holder that, together with its affiliates and controlling persons, will own 10% of the voting rights attaching to the or more of the outstanding New Securities after consummation of the Tender Offer or the Scheme, as applicable, must satisfy the Beneficial Ownership Condition (as defined below) in order to receive its New Securities.

This is NOT a letter of transmittal. Holders should submit their Proxy in respect of the Existing DL Notes following the procedures described in the Solicitation Statement and the DL Notes Election Form.

HOLDERS ENTITLED TO THE NEW SECURITIES PURSUANT TO THE DL SCHEME WHO DO NOT SUBMIT A VALID FORM WILL NOT RECEIVE THE NEW SECURITIES TO WHICH THEY ARE ENTITLED.

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Until a valid Form is received, a holder’s New Securities will be held in the Holding Trust by a Holding Trustee. This Holding Trust will terminate 18 months after the effective date of the DL Scheme (subject to any extension of the Holding Trust at the sole discretion of DHL). Upon termination of the Holding Trust, a holder that has not yet submitted a valid Form (or has not submitted an alternative notification deemed to be acceptable in the sole discretion of DHL) will no longer be entitled to any New Securities, and such securities will revert to DHL. Holders should therefore complete and submit this Form online as soon as practicable in accordance with the directions below.1

SPECIAL NOTICE TO THOSE HOLDERS WHO WILL HOLD 10% OR MORE OF THE VOTING RIGHTS ATTACHING TO THE NEW SECURITIES

Under Bermuda law, a holder who (together with its affiliates and controlling persons) would, assuming the consummation of the Reorganization Transactions, own or control 10% or more of the voting rights attaching to the New Securities is required to provide “know-your-customer”/customer due diligence information to satisfy the anti-money-laundering obligations imposed by the Bermuda Governmental Authorities (“KYC Requirements”). This is referred to as the “Beneficial Ownership Condition” and is satisfied by the holder providing the necessary information to Conyers Corporate Services (Bermuda) Limited.

The anticipated share capital of DHL upon closing of the Reorganization Transactions is expected to be allocated between 42.4 million DHL Common Shares with 69.75% of the voting rights and 1.2 million Exit Preferred Shares with 30.25% of the voting rights on an as-converted basis, assuming all shares of DHL Common Shares and Exit Preferred Shares are comprised of Voting DHL Common Shares and Exit Preferred Shares, respectively.

Holders who are subject to the Beneficial Ownership Condition should refer to Part 2 of this Form, which summarizes the materials that will need to be submitted in respect of the entity that is nominated as their registered holder of the New Securities in Part 1 of this Form. It should be noted that KYC Requirements may vary depending upon a particular holding structure and that the submission of the materials indicated in Part 2 of this Form may not automatically lead to the satisfaction of the Beneficial Ownership Condition. Conyers Corporate (Services) Limited reserves the right to require additional information that in its discretion is necessary to satisfy the Beneficial Ownership Condition. DHL’s counsel will assist any holder subject to the Beneficial Ownership Condition in satisfying the Beneficial Ownership Condition. Such holders should separately submit their KYC Requirements as soon as practicable to digicel.equity@conyers.com with a copy of the completed Form.

1 Only electronic submission will be accepted.

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PART 1

DETAIL OF HOLDINGS

Existing DL Notes

Name of Holder:
Principal value of Existing DL Notes Held:	$
ATOP VOI Number(s):[2]

REGISTERED HOLDER FOR DHL COMMON SHARES

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

2 Holders who are participating in the ATOP Election process should request the VOI Number(s) from the bank or brokerage firm that tendered their Notes. Holders who are not participating in the ATOP Election process must wait until the Scheme has become effective in order to complete their Form.

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REGISTERED HOLDER FOR EXIT PREFERRED SHARES (ONLY APPLICABLE IF THE HOLDER MADE THE SUBSCRIPTION ELECTION)

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

Representations and Warranties: By submitting this Form, you are deemed to make the representations and warranties that follow on behalf of the holder identified above.

Directions for submitting this Form: Please submit this Form by following the link at https://epiqworkflow.com/cases/DLRegister. Questions regarding the submission of this Form may be directed to Tabulation@epiqglobal.com (please include “DL Registration” in the subject line).

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REPRESENTATIONS AND WARRANTIES

Each holder that submits, delivers or procures the delivery of this Form represents, warrants and undertakes to each of Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, Conyers Corporate Services (Bermuda) Limited (in its capacity as corporate secretary to DHL) and the Information and Tabulation Agent that:

1.	all information provided on this Form or in connection with this Form is true, accurate and correct in all material respects;

2.	it is lawful for the holder to participate in the DL Scheme and for the holder or its designated registered holder to receive the New Securities and such receipt is not prohibited under the laws or regulations of any jurisdiction applicable to the holder or its designated registered holder, and the holder or its designated registered holder’s acceptance of the New Securities would not, or would not be likely to result in DL, DHL, DIHL or DIFL being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where such holder or its designated registered holder is a citizen or subject to the laws of or in which the holder or its designated registered holder is domiciled or resident;

3.	it is assuming all of the risks inherent participating in the DL Scheme and receiving the New Securities and has undertaken all the appropriate analysis of the implications thereof without relying on DL, DHL, DIHL, DIFL or the Information and Tabulation Agent;

4.	the Existing DL Notes are held by it (directly or indirectly) or on its behalf via DTC, and that the holder will use all reasonable endeavours to ensure that such notes will continue to be so held up to and including the effective date of the DL Scheme;

5.	by instructing DTC, it will be deemed to have authorized DTC to provide details concerning its identity, the Existing DL Notes which are the subject of this Form delivered on its behalf and its applicable account details to the relevant Company and the Information and Tabulation Agent and their respective legal and financial advisers at the time this Form is submitted;

6.	neither the Information and Tabulation Agent, Conyers Corporate Services (Bermuda) Limited nor any of their respective affiliates, directors, officers or employees has made any recommendation to that holder, and that it has made its own decision with regard to tendering based on any legal, tax or financial advice that it has deemed necessary to seek;

7.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall be binding on the successors and assigns of that holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that holder; and

8.	no information has been provided to it by DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees with regard to the tax consequences to that holder, and that it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of receiving the New Securities in the DL Scheme and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda)

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Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments).

A-4-375

KYC Requirements – Digicel Equity Registration Form

CONYERS

conyers.com

© Conyers 2020. This Slide Presentation Contains Proprietary and/or Confidential Information. conyers.com KYC Requirements – Digicel Equity Registration Form

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© Conyers 2020. Confidential. Outline Requirements • For each proposed registered holder of DHL e quity please provide: • Structure chart showing (1) Digicel Holdings (Bermuda) Limited (“ DHL ”) ; (2) your proposed Registered Holder (a “ Holder ”) of DHL (and its approximately DHL e quity ownership); (3) all owners of the Holder that would on a “look through” basis beneficially own 10% or more of DHL. • i.e. if a Holder is the direct registered owner of 25% of DHL, then a shareholder/owner of a Holder is only required to be shown on a structure chart if such shareholder/owner is the owner of more than 40% (0.1/0.25) of the Holder. • Each entity on the structure chart (other than DHL) must submit CDD documents as specified on the following pages, depending upon whether that entity is a corporation, partnership, individual etc. • Bermuda law requires a “warm body” to be identified even where there is no individual owning more than 10%. In these cases (i.e. where a Holder and its shareholders have no individuals that ultimately own 10% or more of DHL on a “look through basis”), then a senior manager/director should be identified in an upper tier entity, and the CDD submitted for this senior manager/director as if they were an “individual verification subject”. 2

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Table of Contents Click on headings below to view each page Example Structure Chart for CDD Collection Publicly Listed AML/ATF Regulated Financial Institution Individual Verification Subjects Company Partnership Trust Foundation State / Government Owned Enterprise Certification Requirements (Structure Charts) Certification Requirements (Other CDD) 3

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company NOT ultimately owned by a Publicly Listed Entity or AML/ATF Regulated Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 Digicel Holdings (Bermuda) Limited Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) Registered Shareholder 2 (Company – Not Publicly Listed or Regulated ) Registered Shareholder 3 (Individual) Registered Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual ) Ultimate Beneficial Owner ( Individual ) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated ) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO (s) over 10%). LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required 15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15) Specific CDD Required 2 0% 30% 50% (15% via indirect ownership of the shareholding) 50% (15% via indirect ownership of the shareholding) 50% 100% 2 0% ( 10% via indirect ownership of the shareholding) 2 0% ( 10 % via indirect ownership of the shareholding) 60% ( 30% via indirect ownership of the shareholding) *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. Individual UBO 10% or more 4

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by a Publicly Listed Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Entity Registered Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Entity Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner – Publically Listed Entity ( Simplified Due Diligence may be applicable – refer to Publicly Listed Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required 100% 100% 100% * Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 5

A-4-380

© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by an AML/ATF regulated entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Registered Shareholder 3 (Individual) ( Name and Address via Application Form ) Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing ) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (AML/ATF Regulated Entity) ( Simplified Due Diligence may be applicable if Low /Medium risk – refer to AML/ATF RFI Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required Registered Shareholder 2 (Company – Not Publicly Listed or Regulated ) Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) ( Name, Address and Certificate of Compliance / Good Standing) Intermediate Shareholder (Company) ( Name, Address and Certificate of Compliance / Good Standing ) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO (s) over 10%). (CEO or equivalent can be from Immediate Shareholder or Proposed Bermuda Client) 100% 100% 10% 5% 8 5% 100% 100% *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 6

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Publicly Listed Or Majority Owned Subsidiaries – i.e. greater than 50% voting rights Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Whether and where listed on a Stock Exchange Evidence of listing (Proof of listing from respective Stock Exchange) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business AND Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website MAJORITY OWNED SUBSIDIARIES OF LISTED PUBLICLY COMPANIES - IN ADDITION TO THE ABOVE Evidence of Current Existence Audited Annual Report OR Registry Search OR Certificate of Good Standing Evidence of Ownership by Public Company Organizational/Structure Chart OR Audited Annual Report OR Open Source Intelligence Research (e.g. MarketScreener) 7

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AML/ATF Regulated Financial Institutions (Unlisted) Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website Examples of AML/ATF Regulated Financial Institutions (Unlisted): • Entities regulated by the U.S. Securities & Exchange Commission https://adviserinfo.sec.gov / • Entities regulated by the U.K. Financial Conduct Authority https://register.fca.org.uk/s / 8

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Individual Verification Subjects: Regulatory Requirement Customer Due Diligence (CDD) Documentation to be collected (should be certified if provided by the client) Proof of Identification (Full Name, Date of Birth and Photograph) (Must also contain Date of Issue and Expiry) Passport OR National Identity Card Proof of Address (PO Box Addresses are not accepted). Utility Bill (within last 6 months) OR Bank Statement (within last 6 months) OR Credit Card Statement (within last 6 months) OR Cell Phone Bill (within last 6 months) Personal Declaration Form (PD) To be completed by all individual verification subjects Please note that Personal Declaration Forms are only valid for three (3) years Source of Wealth Declaration (Applicable only to UBOs / Asset Contributors / Settlors) Completed Source of Wealth Declaration should be provided 9

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Company (Immediate Shareholder / UBO) with a 10% or more interest in proposed Bermuda Company Not Publicly Listed or Regulated Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect on direct/indirect shareholder(s) of the proposed Bermuda Company or intermediaries with a 10% or more interest (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Certificate of Incorporation / Formation / Registration or equivalent OR Memorandum of Association OR Bye - Laws / Articles of Association Date and Place of Incorporation, Registration or Establishment Certificate of Incorporation / Registration / Formation Registered Office Address (and Mailing Address if different) Articles of Association / Bye - Laws OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House ) OR Notice of Registered Office (Form 13) (applicable to Bermuda companies only) Address of the Principal Place of Business Registration Document OR Confirmation in writing from client; (letter or e - mail) OR Open Source Intelligence Research (i.e. Bloomberg, Reuters or Company Website) Official Identification Number (if applicable) Certificate of Incorporation / Formation / Registration or equivalent OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) Legal Form, Nature and Purpose Certificate of Incorporation (to show Legal Form) AND Certificate of Good Standing / Compliance / Registry Search showing that the Company is active AND Memorandum of Association OR Bye - Laws / Articles of Association OR Information from client on nature and purpose of its business Control and Ownership Organizational Structure Chart (must include all UBOs (Individual / Entity) holding a 10% or more (direct or indirect) intere st in Bermuda company; and must include the proposed Bermuda Company name; its shareholder(s) and percentages of ownership; Register of Directors and Officers (can be obtained from Company website and/or Audited Annual Report where applicable) AND Register of Members (Share Registry) (can be obtained from Company website and/or Audited Annual Report where applicable) Individual CDD of the CEO / or equivalent (if not the Individual UBO) AND Individual CDD on Individual UBO (with an interest of 10% or more (direct or indirect) ) Nature of Business Information from client on nature and purpose of its business 10

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Partnership Shareholder / UBO – 10% or more interest in proposed Bermuda company Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Partnership Agreement OR Extract of Partnership Agreement (Extract should reflect: (i) formation details; (ii) identification of owners / controllers / partners; and (iii) nature / pu rpo se of business) Date and Place of Formation/Registration Extract of Partnership Agreement OR Certificate of Formation / Registration Registered Office Address (and Mailing Address if different) Extract of Partnership Agreement; Partnership Certificate OR Registry Search (from an official Government Source i.e. UK Companies House) Address of the Principal Place of Business Extract of Partnership Agreement, OR Written confirmation from client (i.e. letter or e - mail) Official Identification Number (if applicable) Certificate of Registration or equivalent Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of Regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) i.e name of Stock Exchange and Ticker symbol Legal Form, Nature and Purpose Extract of Partnership Agreement (legal form or type of Partnership) AND Certificate of Good Standing / Compliance (High Risk jurisdictions only) / Registry Search showing that the Partnership is active Control and Ownership Organizational / Structure Chart - should include UBOs (Individual / Entity) along with percentage of partnership interest AND Documentation confirming the appointment of GP (Individual or Legal Entity) and LP (along with percentage of partnership inte res t) AND CDD on General Partner and any Limited Partners, having a 10% interest or more in proposed Bermuda Company Nature of Business Information from client on nature and purpose of its business (i.e. Partnership Agreement) 11

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Trust Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name AND Date and Place of Incorporation, Registration or Establishment AND Legal Form, Nature and Purpose Trust Deed OR Extract of Trust Deed (Extract should reflect: (i) Type of Trust; (ii) Date of Trust; (iii) Governing Law and (iv) Full Names of the people involve d i n the Control and Ownership of the Trust) Registered Office Address (and Mailing Address if different) Written confirmation from client of the Trading Address of Trustees Control and Ownership (for Purposes Trusts, apply as applicable) (for Discretionary Trusts, apply as applicable) Trustees Document confirming appointment of Trustees (Individual / Corporate) Corporate - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] AND Settlor Corporate – Source of Funds and CDD documents as per Companies Slide (unless Publicly Listed / Regulated - refer to respective s lides) Individuals (CDD not required if deceased other than certified copy of Death Certificate) [Refer to Individual Slide]. A completed Source of Funds and Source of Wealth documentation is also required AND Protector / Enforcer Corporate – CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] Beneficiary Identification of the percentage of ownership Corporate (including charities) - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individual (Applicable if vested and/or benefited) [Refer to Individual Slide] AND Nature of Business Extract of Trust Deed OR Trust Deed OR Information from client on nature and purpose of the trust business 12

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Foundation Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Foundation Charter OR Articles of Foundation Date and Place of Incorporation, Registration or Establishment Foundation Charter OR Certificate of Registration (if applicable) Registered Office Address (and Mailing Address if different) Foundation Charter Address of the Principal Place of Business Written confirmation from client (i.e. letter or e - mail) of address of Secretary or Council of Members Legal Form, Nature and Purpose Foundation Charter Control and Ownership Founder / Member Written confirmation of business and Source of Wealth of Founder / Member (if applicable) AND Board of Directors / Foundation Board – for large well known foundations this may be obtained from Open Source Intelligence Rese arch For smaller foundations – Individual CDD on the controllers AND Beneficiary – Individual CDD on beneficiaries, including percentage of beneficial ownership (if applicable) Nature of Business Foundation Charter OR Articles of Foundation OR Open Source Intelligence Research 13

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State / Government Owned Enterprise i.e. Sovereign Wealth Fund or State / Government Owned Pension Plans Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Legal Form, Nature and Purpose (To identify type of entity) Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND Act of Parliament or Decree or other constitutional documentation establishing the entity (if not stated in the Audited Annual Report) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND CEO or Equivalent – via the Audited Annual Report or Company website Authorized Signatory List (if different from the CEO or equivalent) Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) 14

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Certification Requirements (Suggested Language) Structure Charts The attached structure chart is certified as a true and complete representation of the ownership and control structure of [entity name]. Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding (10% or more) at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc .). All documents must be in English or accompanied by certified translations into English. 15

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Certification Requirements (Suggested Language) Other CDD Documents I, [ full name of certifying individual ], a duly qualified [ professional capacity ] hereby certify that I have seen and compared this copy with the original [ document description ] and confirm it is a true, complete and accurate copy Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English. 16

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Exhibit C

NEW MONEY QUALIFYING LETTER

To the beneficial owners or duly authorized representative acting on behalf of the beneficial owners of the following securities of Digicel Limited. All references in this New Money Qualifying Letter to “Digicel Holdings (Bermuda) Limited,” the “Company,” “we,” “our,” or “us” or similar terms refer to Digicel Holdings (Bermuda) Limited.

SERIES	CUSIP	ISIN	Aggregate Outstanding Principal Amount
6.750% Senior Notes due 2023 issued by Digicel Limited (the “Existing DL Notes”)	25380QAH2 G27649AG0	US25380QAH20 USG27649AG04	$925,000,000

In connection with the solicitation of proxies of vote in favor of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to the Existing DL Notes, we are offering Eligible Existing DL Notes Holders (as defined herein) the opportunity to subscribe for their Pro Rata Share of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, each to be issued by DHL (the “Subscription Election”). If you are a beneficial owner of the Existing DL Notes, or an authorized representative acting on behalf of such beneficial owner, that is an Eligible Existing DL Notes Holder, and wish to participate in the Subscription Election, please complete the last page of this document, the New Money Qualifying Letter, and return it to Epiq Corporate Restructuring, LLC at the address set forth in the New Money Qualifying Letter. If you are a beneficial owner of the Existing DL Notes that is not an Eligible Existing DL Notes Holder, we request that you take no action at this time.

An “Eligible Existing DL Notes Holder” is a person who certifies that it is:

(i)	a “Qualified Institutional Buyer”; or

(ii)	a person outside of the United States who is not a “U.S. person” and is not acquiring the Exit Preferred Shares and the Subscription DHL Common Shares for the account or benefit of a U.S. person.

The definitions of “Qualified Institutional Buyer” and “U.S. person” are set forth in Annexes A and B hereto, respectively.

IF YOU DO NOT SUBMIT A VALID NEW MONEY QUALIFYING LETTER, YOU WILL NOT BE ENTITLED TO PARTICIPATE IN THE SUBSCRIPTION ELECTION THE COMPANY IS CONSIDERING UNDERTAKING WITH RESPECT TO THE EXIT PREFERRED SHARES AND THE SUBSCRIPTION DHL COMMON SHARES.

This letter is neither an offer nor a solicitation of an offer with respect to the Exit Preferred Shares and the Subscription DHL Common Shares nor does this letter create any obligation whatsoever on the part of DHL or any other person to make any offer to the recipient hereof to participate in the Subscription Election if an offer is made. If and when issued, the Exit Preferred Shares and the Subscription DHL Common Shares will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Exit Preferred Shares and the Subscription DHL Common Shares may not be offered or sold in the United States or to or for the benefit of any U.S. persons absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

You may direct any questions to Epiq Corporate Restructuring, LLC (“Epiq”) via electronic mail to Tabulation@epiqglobal.com, with reference to “DL Qualifying Letter” in the subject line.

Very truly yours,

Digicel Holdings (Bermuda) Limited

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ANNEX A

“Qualified Institutional Buyer” means:

(i)  Any of the following entities, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(A)  Any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act of 1933, as amended (the “Securities Act”);

(B)  Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act’) or any business development company as defined in Section 2(a)(48) of the Investment Company Act;

(C)  Any small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 or any Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(D)  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

(E)  Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974;

(F)  Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in subparagraph (1)(D) or (E) above, except trust funds that include as participants individual retirement accounts or H.R. 10 plans;

(G)  Any business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”);

(H)  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or other institution referenced in Section 3(a)(5)(A) of the Securities Act or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company, or Massachusetts or similar business trust;

(I)  Any investment adviser registered under the Investment Advisers Act; and

(J)  Any institutional accredited investor, as defined in Rule 501(a) under the Securities Act, of a type not listed in subparagraphs (i)(A) through (I) above or paragraphs (ii) through (vi) below.

(ii)  Any dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer, provided, that securities constituting the whole or a part of an unsold allotment to or subscription by a dealer as a participant in a public offering shall not be deemed to be owned by such dealer;

(iii)  Any dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

(iv)  Any investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the investment company or are part of such family of investment companies. “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor), provided that:

(A)  Each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company; and

(B)  Investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor);

(v)  Any entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; and

(vi)  Any bank as defined in Section 3(a)(2) of the Securities Act, any savings and loan association or other institution as referenced in Section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under the rule in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding such date of sale for a foreign bank or savings and loan association or equivalent institution.

For purposes of the foregoing definition:

(1)  In determining the aggregate amount of securities owned and invested on a discretionary basis by an entity, the following instruments and interests shall be excluded: bank deposit notes and certificates of deposit; loan participations; repurchase agreements; securities owned but subject to a repurchase agreement; and currency, interest rate and commodity swaps.

(2)  The aggregate value of securities owned and invested on a discretionary basis by an entity shall be the cost of such securities, except where the entity reports its securities holdings in its financial statements on the basis of their market value, and no current information with respect to the cost of those securities has been published. In the latter event, the securities may be valued at market for purposes of the foregoing definition.

(3)  In determining the aggregate amount of securities owned by an entity and invested on a discretionary basis, securities owned by subsidiaries of the entity that are consolidated with the entity in its financial statements prepared in accordance with generally accepted accounting principles may be included if the investments of such subsidiaries are managed under the direction of the entity, except that, unless the entity is a reporting company under Section 13 or 15(d) of the Exchange Act, securities owned by such subsidiaries may not be included if the entity itself is a majority-owned subsidiary that would be included in the consolidated financial statements of another enterprise.

(4)  “Riskless principal transaction” means a transaction in which a dealer buys a security from any person and makes a simultaneous offsetting sale of such security to a Qualified Institutional Buyer, including another dealer acting as riskless principal for a Qualified Institutional Buyer.

(5)  Effective conversion premium means the amount, expressed as a percentage of the security's conversion value, by which the price at issuance of a convertible security exceeds its conversion value.

A-4-393

(6)  Effective exercise premium means the amount, expressed as a percentage of the warrant's exercise value, by which the sum of the price at issuance and the exercise price of a warrant exceeds its exercise value.

******

A-4-394

ANNEX B

“U.S. person” means:

(i)  Any natural person resident in the United States;

(ii)  Any partnership or corporation organized or incorporated under the laws of the United States;

(iii)  Any estate of which any executor or administrator is a U.S. person;

(iv)  Any trust of which any trustee is a U.S. person;

(v)  Any agency or branch of a foreign entity located in the United States;

(vi)  Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)  Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii)  Any partnership or corporation if:

(A)  Organized or incorporated under the laws of any foreign jurisdiction; and

(B)  Formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

******

The following are not “U.S. persons”:

(i)  Any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States;

(ii)  Any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if:

(A)  An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(B)  The estate is governed by foreign law;

(iii)  Any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person;

(iv)  An employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(v)  Any agency or branch of a U.S. person located outside the United States if:

(A)  The agency or branch operates for valid business reasons; and

(B)  The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and

(vi)  The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

A-4-395

New Money Qualifying Letter

ONLY REQUIRED FOR OPTION 1 THROUGH OPTION 4

To:	Digicel Holdings (Bermuda) Limited

c/o Epiq Corporate Restructuring, LLC
777 Third Avenue, 12th Floor

New York, NY 10017

Attention: Solicitation Group

Ladies and Gentlemen:

The undersigned acknowledges receipt from Digicel Holdings (Bermuda) Limited (“DHL” or the “Company”) of its letter dated August 2, 2023 (the “Letter”).

The undersigned hereby represents and warrants to the Company as follows:

(1)  it is the beneficial owner, or is acting on behalf of a beneficial owner, of DL’s 6.750% Senior Notes due 2023 (the “Existing DL Notes”) in the amounts set forth below; and

(2)  it is, or in the event that the undersigned is acting on behalf of a beneficial owner of Existing DL Notes, the undersigned has received a written certification from such beneficial owner (dated as of a specific date on or since the close of such beneficial owner’s most recent fiscal year) to the effect that such beneficial owner is (as indicated with a checkmark):

□ a “Qualified Institutional Buyer”, as defined in the Letter, that is acting for either its own account or accounts of other Qualified Institutional Buyers as to which it exercises sole investment discretion and has the authority to make the statements in this certification; or

□ not a “U.S. person” as defined in the Letter.

The undersigned understands that it is providing the information contained herein solely for purposes of enabling the Company to consider undertaking a transaction with respect to the Existing DL Notes. This certification neither is an offer with respect to the Existing DL Notes nor creates any obligations whatsoever on the part of DHL to make any offer to the undersigned to participate if an offer is made.

The undersigned agrees that it (1) will not copy or reproduce any part of any materials (except as permitted therein) received in connection with any transaction the Company may undertake, (2) will not distribute or disclose any part of such materials or any of their contents (except as permitted therein) to anyone other than, if applicable, the aforementioned beneficial owners on whose behalf the undersigned is acting and (3) will promptly notify the Company if any of the representations it makes in this certification cease to be correct.

A-4-396

Very truly yours

Dated: ___________, 2023	By:_________________________________ (Signature)

Aggregate Principal Amount of 6.750% Senior Notes due 2023 tendered:

$______________

____________________________________

Voluntary Offer Instruction Number(s)

OR

____________________________________

Euroclear or Clearstream Instruction Number(s)

____________________________________

(Name and Title)

____________________________________

(Institution, if applicable)

_________________________________

(Street Address)

_________________________________

(City/State/Zip Code)

_________________________________

(Phone)

_________________________________

(E-mail address)

INSTRUCTIONS FOR THE RETURN OF YOUR NEW MONEY QUALIFYING LETTER – only for Option 1 through Option 4:

1.	Complete your New Money Qualifying Letter on-line by following the link at https://epiqworkflow.com/cases/DLQualify; OR

2.	Email a PDF scan of BOTH pages of the fully completed New Money Qualifying Letter to Epiq at Tabulation@epiqglobal.com, with a reference to “DL Qualifying Letter” in the subject line. PLEASE PRINT CLEARLY!

3.	For Option 1 through Option 4, the completed New Money Qualifying Letter must be submitted by 5:00 p.m., New York City Time on September 7, 2023, which is one business day following the Commitment Payment Election Deadline.

A-4-397

Exhibit B—DIFL Notes Election Form

CUSIP Nos.	ISIN Nos.	Outstanding Principal Amount(1)	Title of Security
Original Issuance on March 15, 2019: 25381VAA5 (144A) / G2763RAA4 (Reg S) Additional Issuance on May 22, 2020: 25381XAA1 (144A) / G2770MAA6 (Reg S)	Original Issuance on March 15, 2019: US25381VAA52 (144A) / USG2763RAA44 (Reg S) Additional Issuance on May 22, 2020: US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$1,226,250,530	8.750% Senior Secured Notes due 2024 co-issued by Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”) (the “Existing DIFL Secured Notes”)
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$380,980,300	13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIHL and DIFL (the “Existing DIFL Unsecured Notes” and, together with the Existing DIFL Secured Notes, the “Existing DIFL Notes”)

(1)  As of the date of the Solicitation Statement (as defined below).

EXISTING DIFL NOTES COMMITMENT PAYMENT ELECTION FORM

This election form relating to the Existing DIFL Notes (the “DIFL Notes Election Form”) is subject to the conditions set forth in the solicitation statement to which this DIFL Notes Election Form is attached (as it may be amended or supplemented from time to time, the “Solicitation Statement”). Capitalized terms used and not defined herein shall have the meanings given to them in the Solicitation Statement.

As described in the Solicitation Statement, each holder that delivers its Existing DIFL Notes in accordance with the required election procedures described in this DIFL Notes Election Form for making the Commitment Payment Election and arranging for the timely delivery of its Proxy through the submission of the Nominee Instruction Form (as defined below) to the Information and Tabulation Agent will be eligible to receive the applicable Commitment Payment in the DIFL Scheme.

To make the Commitment Payment Election, the holder must cause its commercial bank, bank, broker, dealer, trust company or other nominee holding its Existing DIFL Notes (the “DTC Participant”) to deliver the Existing DIFL Notes via ATOP by 5:00 p.m., New York City Time, on September 6, 2023 (the “Commitment Payment Election Deadline”), and the DTC Participant that delivered the Existing DIFL Notes via ATOP must deliver the completed Nominee Instruction Form attached as Exhibit A hereto (the “Nominee Instruction Form”) to the Information and Tabulation Agent by 5:00 p.m., New York City Time, on the business day following the Commitment Payment Election Deadline.

A-4-398

Holders of the Existing DIFL Notes that make the Commitment Payment Election will be entitled to receive, upon consummation of the DIFL Scheme, the applicable Commitment Payment described in the table below, in addition to the applicable Scheme Consideration:

Existing DIFL Secured Notes
CUSIP Nos.	ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DIFL Secured Notes
25381VAA5 (144A) / G2763RAA4 (Reg S) 25381XAA1 (144A) / G2770MAA6 (Reg S)	US25381VAA52 (144A) / USG2763RAA44 (Reg S) US25381XAA19 (144A) / USG2770MAA65 (Reg S)	$50 principal amount of New DIFL Secured Notes
Existing DIFL Unsecured Notes
CUSIP Nos.	ISIN Nos.	Commitment Payment for each $1,000 principal amount of Existing DIFL Unsecured Notes
25381XAB9 (144A) / G2770MAB4 (Reg S)	US25381XAB91 (144A) / USG2770MAB49 (Reg S)	$50 principal amount of Newco Unsecured Notes

As described in the Solicitation Statement, holders may vote for or against the DIFL Scheme without making the Commitment Payment Election by completing and submitting the form of ballot for the DIFL Scheme that will be included at the time that the explanatory statement for the DIFL Scheme is distributed prior to the Voting Deadline and arranging with their nominee to block such Existing DIFL Notes from trading until the Voting Deadline. Holders that vote by Ballot will not be eligible to receive the Commitment Payment.

Holders that wish to make the Commitment Payment Election must provide this completed DIFL Notes Election Form to their DTC Participant or follow other instructions required by their DTC Participant with sufficient time to allow such DTC Participant to deliver the Existing DIFL Notes via ATOP before the applicable Commitment Payment Election Deadline. The Commitment Payment Election Deadline is September 6, 2023 at 5:00 p.m. New York City Time, unless extended. Each DTC Participant will determine the time by which it must receive any election instruction from a holder. Once submitted into ATOP, the Existing DIFL Notes cannot be transferred, and once the Commitment Payment Election Deadline has occurred, may not be withdrawn.

By returning this DIFL Notes Election Form to your DTC Participant or otherwise following that DTC Participant’s instructions for making the Commitment Payment Election, you are requesting the DTC Participant to (i) deliver your Existing DIFL Notes via ATOP, (ii) make the Commitment Payment Election with respect to such Existing DIFL Notes delivered via ATOP and (iii) automatically submit the Nominee Instruction Form to the Information and Tabulation Agent. Please allow sufficient time for your DTC Participant to act prior to the Commitment Payment Election Deadline.

Assignment of Replacement CUSIPs After Scheme Meeting

The Scheme Meeting is expected to occur on November 1, 2023. Following that, we intend to release the Existing DIFL Notes from the ATOP system in accordance with the procedures detailed below. In order to separately identify the Existing DIFL Notes for which the Commitment Payment Election was validly

A-4-399

made, we intend to provide for the assignment of alternative identifying CUSIPs (the “Replacement CUSIPs”) to track which Existing DIFL Notes validly made the Commitment Payment Election on or prior to the Commitment Payment Election Deadline. For the avoidance of doubt, the assignment of such Replacement CUSIPs does not constitute a reissuance of the Existing DIFL Notes or the issuance of additional Existing DIFL Notes, or change the terms of the Existing DIFL Notes or the indentures governing the Existing DIFL Notes in any way. The Replacement CUSIPs merely provide an administrative mechanism for tracking which Existing DIFL Notes validly made the Commitment Payment Election.

It is anticipated that the Existing DIFL Notes identified by their Replacement CUSIPs will be delivered as soon as reasonably practicable following the Scheme Meetings (the “Replacement CUSIPs Assignment Date”). The Replacement CUSIPs Assignment Date is expected to be on November 2, 2023. See “Important Times and Dates” in the Solicitation Statement. On the Replacement CUSIPs Assignment Date, the Existing DIFL Notes for which the Commitment Payment Election was validly made will be assigned the Replacement CUSIPs and will be released from ATOP. After such release, the Existing DIFL Notes with the Replacement CUSIPs will no longer be blocked from trading by ATOP.

If the DIFL Scheme is consummated, then (i) the Existing DIFL Notes that are identified by the Replacement CUSIPs will be mandatorily exchanged for the applicable Commitment Payment and the applicable Scheme Consideration and (ii) the Existing DIFL Notes that have the original CUSIPs will be mandatorily exchanged for only the applicable Scheme Consideration, in each case upon consummation of the DIFL Scheme. There can be no assurance that the DIFL Scheme will be consummated. See “Risk Factors” in the Solicitation Statement.

In the event the Existing DIFL Notes identified by their Replacement CUSIPs are not able to be delivered for any reason, all the Existing DIFL Notes delivered into ATOP would remain in ATOP and be blocked from trading until the Closing Date, subject to the ability of electing holders to subsequently withdraw such Existing DIFL Notes during a specified period beginning as soon as reasonably practicable after the Scheme Meetings and ending approximately 20 business days prior to the anticipated Closing Date (such period, the “Withdrawal Period”), provided that any holder that withdraws its Existing DIFL Notes during the Withdrawal Period will, with respect to all Existing DIFL Notes withdrawn by such holder, be deemed to have (i) withdrawn its Commitment Payment Election and (ii) relinquished all rights associated any prior election, and would therefore no longer be eligible to receive the Commitment Payment in the DIFL Scheme and would receive only the applicable Scheme Consideration in the DIFL Scheme.

A-4-400

Type of Existing DIFL Notes	CUSIP/ISIN	Principal Amount Making the Commitment Payment Election*
Existing DIFL Secured Notes	25381VAA5 / US25381VAA52
Existing DIFL Secured Notes	G2763RAA4 / USG2763RAA44
Existing DIFL Secured Notes	25381XAA1 / US25381XAA19
Existing DIFL Secured Notes	G2770MAA6 / USG2770MAA65
Existing DIFL Unsecured Notes	25381XAB9 / US25381XAB91
Existing DIFL Unsecured Notes	G2770MAB4 / USG2770MAB49

*The Commitment Payment Election must be made with respect to all Existing DIFL Notes held by you. Submissions may only be made in the minimum and incremental denominations of the particular Existing DIFL Notes being submitted.

Date: _____________________________________________________________

Holder: ____________________________________________________________

Authorized Signature: _________________________________________________

Name of Signatory: ___________________________________________________

Title: _____________________________________________________________

Address: ___________________________________________________________

Telephone Number: __________________________________________________

Email: ____________________________________________________________

A-4-401

Exhibit A

AGENT/ ATTORNEY-IN-FACT AND PROXY NOMINEE INSTRUCTION FORM

Must be completed and submitted by the DTC Participant by 5:00 p.m. New York City Time on the business day following the Commitment Payment Election Deadline.

As detailed in the Solicitation Statement dated August 21, 2023 (as the same may be amended or supplemented, the “Solicitation Statement”) and the DIFL Notes Election Form, by making the Commitment Payment Election and delivering their Existing DIFL Notes via ATOP, holders of such Existing DIFL Notes automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (or its designee or affiliate) (the “Information and Tabulation Agent”), effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such series of Existing DIFL Notes indicated below solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such series of Existing DIFL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such delivered Existing DIFL Notes) of the Scheme with respect to such series of Existing DIFL Notes (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. As required by the Solicitation Statement, such Proxy must be automatically delivered to the Information and Tabulation Agent by the commercial bank, broker, dealer, trust company or other nominee of the holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a delivery of Existing DIFL Notes via ATOP by a holder, the submission of the ATOP instruction without the submission by such holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Proxy. In order for a delivery of Existing DIFL Notes via ATOP to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Proxies (as defined above and in the Solicitation Statement) are hereby relayed to the Information and Tabulation Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Proxy shall automatically be deemed to be revoked in the event the corresponding delivery of Existing DIFL Notes via ATOP is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

A-4-402

This Nominee Instruction Form must be emailed to the Information and Tabulation Agent at the email address set forth below by 5:00 p.m., New York City Time on the business day following the Commitment Payment Election Deadline:

Email to: Tabulation@epiqglobal.com (with a reference to “Digicel Nominee Instruction Form” in the subject line).

DTC Participant Name: _____________________________ DTC Participant Number: ______________

Contact Name: _____________________________________ Telephone: _________________________

Contact Email Address: _________________________________________________________________

A-4-403

Exhibit C—Financial Statements

A-4-404

Digicel International Finance Limited

Financial Statements

31 March 2023

A-4-405

Report of Independent Auditors

To the Management and the Board of Directors of Digicel International Finance Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel International Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of 31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive loss, of changes in deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

A-4-406

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

A-4-407

Digicel International Finance Limited
Consolidated Statements of Comprehensive Loss
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Revenue	6	1,763,568	1,779,958
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(390,591)	(418,361)
Other operating expenses	10	(449,782)	(424,734)
Staff costs	11	(284,440)	(264,336)
Change in impairment of amounts due from parent company	7	25,509	(178,730)
Other income	10	110,420	-
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(614,845)	(348,684)
Operating Profit		159,839	145,113
Finance income	8	369	225
Finance costs	8	(302,142)	(273,132)
Change in financial guarantee liability	22	125,792	(1,143)
Share of (loss)/profit of associates and joint venture	15	(41)	1,456
Loss before Taxation		(16,183)	(127,481)
Taxation	12	(57,614)	(81,594)
Net Loss		(73,797)	(209,075)
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(29,559)	(83,659)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefits obligation		543	1,629
Total Comprehensive Loss		(102,813)	(291,105)
Net (Loss)/Profit attributable to:
Owners of the parent		(81,733)	(215,923)
Non-controlling interests		7,936	6,848
		(73,797)	(209,075)
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(109,757)	(297,953)
Non-controlling interests		6,944	6,848
		(102,813)	(291,105)

The accompanying notes are an integral part of these consolidated financial statements.

A-4-408

Digicel International Finance Limited
Consolidated Balance Sheets
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
ASSETS
Non-Current Assets
Intangible assets	13	489,563	402,758
Property, plant and equipment	14	1,381,476	1,434,133
Investments in associates and joint venture	15	7,811	8,652
Other investments		150	401
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	22,021	5,621
		1,983,569	1,950,888
Current Assets
Accounts receivable and prepayments	17	319,598	286,849
Inventories		25,434	20,404
Restricted deposits	18	6,388	2,953
Cash and cash equivalents	18	159,226	165,365
		510,646	475,571
Total Assets		2,494,215	2,426,459

The accompanying notes are an integral part of these consolidated financial statements.

A-4-409

Digicel International Finance Limited
Consolidated Balance Sheets (Continued)
31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
LIABILITIES AND EQUITY	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,247,709	3,182,860
Deferred taxation	20	47,577	28,010
Provisions	24	52,168	243,315
Other long term liabilities	23	19,747	46,068
		3,367,201	3,500,253
Current Liabilities
Trade and other payables	21	445,029	394,332
Provisions	24	53,073	1,638
Taxation payable		100,289	35,666
Long term loans and leases - current portion	19	114,726	111,818
Financial guarantee	22	-	125,792
		713,117	669,246
Total Liabilities		4,080,318	4,169,499
Equity/(Deficit)

Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	25	10,000	10,000
Equity compensation reserve		114,639	114,639
Foreign exchange translation reserve		(463,944)	(694,536)
Accumulated deficit		(1,298,042)	(1,219,854)
		(1,637,347)	(1,789,751)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(1,586,103)	(1,743,040)
Total Liabilities and Deficit		2,494,215	2,426,459

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	John Townsend	Director

The accompanying notes are an integral part of these consolidated financial statements.

A-4-410

Digicel International Finance Limited
Consolidated Statements of Changes in Deficit
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Surplus /(Deficit) $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2021	10,000	114,639	(610,877)	(1,004,463)	(1,490,701)	44,489	(1,446,212)
Net (loss)/profit for the year	-	-	-	(215,923)	(215,923)	6,848	(209,075)
Other comprehensive (loss)/income	-	-	(83,659)	1,629	(82,030)	-	(82,030)
Total comprehensive (loss)/income	-	-	(83,659)	(214,294)	(297,953)	6,848	(291,105)
Dividends to non-controlling interests	-	-	-	-	-	(5,179)	(5,179)
Acquisition of non-controlling interest (Note 26)	-	-	-	(1,097)	(1,097)	553	(544)
Balance at 31 March 2022	10,000	114,639	(694,536)	(1,219,854)	(1,789,751)	46,711	(1,743,040)
Application of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated 1 April 2022	10,000	114,639	(435,377)	(1,219,854)	(1,530,592)	46,711	(1,483,881)
Net (loss)/profit for the year	-	-	-	(81,733)	(81,733)	7,936	(73,797)
Other comprehensive (loss)/income	-	-	(28,567)	543	(28,024)	(992)	(29,016)
Total comprehensive (loss)/income	-	-	(28,567)	(81,190)	(109,757)	6,944	(102,813)
Dividends to non-controlling interests	-	-	-	-	-	(2,525)	(2,525)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Balance at 31 March 2023	10,000	114,639	(463,944)	(1,298,042)	(1,637,347)	51,244	(1,586,103)

The accompanying notes are an integral part of these consolidated financial statements.

A-4-411

Digicel International Finance Limited
Consolidated Statement of Cash Flows
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Cash Flows from Operating Activities
Net loss		(73,797)	(209,075)
Adjustments for:
Income tax expense	12	57,614	81,594
Amortisation of intangible assets	13	57,278	52,037
Depreciation	14	283,926	267,686
Impairment of property, plant and equipment	14	146,999	24,562
Impairment of intangible assets	13	126,642	4,399
Impairment of amounts due from parent companies	7	(25,509)	178,730
Share of profit of associate and joint venture	15	41	(1,456)
Change in financial guarantee liability	22	(125,792)	1,143
Finance income	8	(369)	(225)
Finance costs	8	302,142	273,132
Other income	10	(110,420)	-
Employee profit share scheme	11	19,151	3,408
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241
Change in operating assets and liabilities:
Accounts receivable and prepayments		882	(135,580)
Inventories		(5,039)	1,154
Trade and other payables		8,010	(16,063)
Provisions		2,715	1,334
Cash generated from operations		661,489	530,021
Taxation paid		(64,985)	(91,079)
Interest paid		(254,015)	(225,856)
Interest received		375	225
Net cash provided by operating activities		342,864	213,311

The accompanying notes are an integral part of these consolidated financial statement

A-4-412

Digicel International Finance Limited
Consolidated Statement of Cash Flows (Continued)
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
Net Cash Provided by Operating Activities		342,864	213,311
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,674)	(231,494)
Purchase of intangible assets		(27,924)	(42,453)
Proceeds from sale of property, plant and equipment		6,671	101
Proceeds from repayment of investment loans	15	1,000	1,000
Acquisition of subsidiary, net of cash		-	(1,354)
Proceeds from partial disposal of subsidiary		4,069	-
Net cash used in investing activities		(243,858)	(274,200)
Cash Flows from Financing Activities
Principal element of leases	19	(36,644)	(26,914)
Long term loans and licence related debt repaid	19	(38,331)	(36,083)
Financing fees paid during the year		(2,021)	(629)
Other payments made to non-controlling interests		(2,973)	-
Dividends paid to non-controlling interests		(2,525)	(6,725)
Deposits held in escrow and restricted accounts		(21,887)	(823)
Net cash used in financing activities		(104,381)	(71,174)
Net decrease in cash and cash equivalents		(5,375)	(132,063)
Cash and cash equivalents at beginning of year		165,365	302,530
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,102)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	159,226	165,365

Supplemental disclosure of Non-Cash Investing Activities
Payables for additions to property, plant and equipment		94,443	79,306

The accompanying notes are an integral part of these consolidated financial statements.

A-4-413

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel International Finance Limited (“DIFL” or “the Company”), an International Business Company (IBC) incorporated in St. Lucia on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, Bonaire, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 1st Floor Financial Centre, Bridge St. Castries, St. Lucia. At 31 March 2020, the immediate parent company was Digicel Holdings (Bermuda) Limited (“DHBL”).

On 24 June 2020, DHBL transferred all of its assets including ownership of DIFL to Digicel Intermediate Holdings Limited (“DIHL”), a wholly owned subsidiary of DHBL. DIFL is controlled by Digicel Intermediate Holdings Limited (DIHL). The ultimate parent company at 31 March 2023 and 31 March 2022 is Digicel Group Holdings Limited (“DGHL”). Both the parent and ultimate parent company are incorporated in Bermuda.

A list of the Company’s material subsidiaries is set out in Note 4 to the financial statements. The controlling shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

A-4-414

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

A-4-415

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year.

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

A-4-416

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The Company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

A-4-417

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

A-4-418

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive loss.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

A-4-419

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive loss; its share of post-acquisition movements in other comprehensive loss is recognised in other comprehensive loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l)(iv).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive loss.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in St. Lucia and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

A-4-420

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive loss. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

A-4-421

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive income/(loss) within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income/(loss) because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

A-4-422

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results, partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

A-4-423

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

A-4-424

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

A-4-425

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive loss.

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

A-4-426

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years
Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive loss. The Group has no indefinite life assets other than goodwill.

A-4-427

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

A-4-428

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third-party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

A-4-429

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

A-4-430

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

A-4-431

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive loss. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

A-4-432

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive loss for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

(n)	Customer loyalty scheme

The Group operates a customer loyalty scheme in which subscribers accumulate points based on services used which can be redeemed for airtime or to purchase handsets from authorised dealers. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognised as a contract liability until the points are redeemed. Revenue is recognised upon redemption of products by the customer. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a periodic basis and any adjustments to the contract liability balance are charged against revenue.

A-4-433

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive loss.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(p)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

A-4-434

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(t)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

A-4-435

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposal calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13.

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

A-4-436

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

A-4-437

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

A-4-438

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of our reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, which is the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

5.	Segment Reporting

Management has determined the operation segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and tangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

A-4-439

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	454,969	-	1,800,149
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(35,710)	-	(36,581)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	419,259	-	1,763,568
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	177,709	(19,385)	718,206
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(614,845)
Change in impairment of amounts due from parent company											25,510
Other gains/losses not included in segment result											30,968
Operating profit											159,839
Finance income											369
Finance costs											(302,142)
Change in guarantee liability											125,792
Share of loss from associates and joint venture											(41)
Loss before taxation											(16,183)
Taxation											(57,614)
Net loss											(73,797)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	33,445	87,137	159,226
Other current assets											351,420
Non-current assets											1,983,569
Total assets											2,494,215
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,409	-	255,598
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,522	-	341,204
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	13,084	-	273,641

A-4-440

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	438,743	-	1,819,744
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(37,808)	-	(39,786)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	400,935	-	1,779,958
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	180,062	(18,556)	757,078
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(348,684)
Change in impairment of amounts due from parent company											(178,730)
Other gains/losses not included in segment result											(84,551)
Operating profit											145,113
Finance income											225
Finance costs											(273,132)
Change in guarantee liability											(1,143)
Share of profit from associates and joint venture											1,456
Loss before taxation											(127,481)
Taxation											(81,594)
Net loss											(209,075)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	57,052	68,533	165,365
Other current assets											310,206
Non-current assets											1,950,888
Total assets											2,426,459
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,280	14,620	9,413	10,744	72,742	-	319,723
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

A-4-441

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

6.	Revenues

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2023	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,649	1,185,770
Digicel Business	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Home & Entertainment	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	43,214	93,189
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	405,255	1,709,707
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	418,388	1,763,568

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2022	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Digicel Business	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Home & Entertainment	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	47,230	97,537
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	385,736	1,727,584
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	398,957	1,779,958

Revenues in current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2022 is $74,280,000 (2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

Equipment sales include revenue from handsets and business solutions equipment.

A-4-442

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

7.	Impairment of Amounts due from Parent Companies.

2023	2022
$’000	$’000
25,509	(178,730)

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired.

8.	Finance Income and Costs

	2023	2022
	$’000	$’000
Finance income:
Interest income	369	225
Finance costs:
Interest expense on loans and licence related debt	(244,558)	(216,522)
Interest expense on leases	(36,256)	(42,682)
Amortisation of debt discount and financing fees	(5,442)	(5,483)
Debt restructuring fees expensed in the year	(6,224)	-
Other finance related costs	(5,417)	(6,655)
Foreign exchange loss on loans (Note 9)	(4,245)	(1,790)
	(302,142)	(273,132)

9.	Net Foreign Exchange Loss

	2023 $’000	2022 $’000
Foreign exchange loss on loans (Note 8)	(4,245)	(1,790)
Other foreign exchange losses (Note 10)	(49,665)	(74,221)
	(53,910)	(76,011)

A-4-443

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

10.	Analysis of Expenses

	2023 $’000	2022 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	112,312
Subscriber acquisition costs	73,632	73,479
Dealer margins and card production costs	66,449	70,069
Data and roaming charges	18,716	28,745
USO levies and call taxes	38,927	34,885
Cable, Broadband & Other direct operating costs	91,027	98,871
	390,591	418,361
Other operating expenses:
Network and IT costs	267,095	236,250
Advertising and promotion	39,622	39,552
External and other services	56,774	51,642
Impairment of financial assets (Note 31(c))	11,024	21,858
Other expenses	9,664	(2,030)
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241
Other foreign exchange losses (Note 9)	49,665	74,221
Restructuring costs – non-staff related	18,923	-
	449,782	424,734

	2023 $’000	2022 $’000
Other income:
Orange litigation gain	110,420	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

A-4-444

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

11.	Staff Costs

	2023	2022
	$’000	$’000
Salaries	217,656	215,565
Statutory contributions	17,974	17,505
Pension contribution (Note 29)	6,265	4,900
Employee profit share scheme	19,151	3,408
Termination costs	2,716	8,610
Other	20,678	14,348
	284,440	264,336

The increase in the employee profit share is a result of the Orange litigation gain (Note 10) and is solely for French West Indies employees.

12.	Taxation

DIFL is incorporated in St. Lucia and is subject to corporate taxation. St. Lucia introduced a territorial tax regime from July 2021 where the rate is 0% on foreign sourced income and 30% on income sourced within St. Lucia.

The Group’s subsidiaries incorporated in Bermuda, the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

A-4-445

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

12.	Taxation (Continued)

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022
	$’000	$’000
Current income tax	86,596	80,220
Prior year under/(over) provision	5,671	(5,898)
Deferred taxation (Note 20)	(50,649)	(6,644)
Withholding tax	15,996	13,916
Tax charge	57,614	81,594

The tax on the Group’s loss before taxation differs from the theoretical amount that would arise as follows:

	2023	2022
	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	184,207	341,591
- holding companies	(200,390)	(469,072)
Group loss before tax	(16,183)	(127,481)
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,388	56,249
Effect of:
Expenses not deductible for tax purposes	11,925	6,911
Income in taxable jurisdictions not subject to tax	(3,758)	(2,806)
Adjustments for current tax of prior periods	5,673	(1,311)
Utilisation of tax losses not previously recognised	1,175	-
Adjustment for deferred tax of prior periods	8,084	(5,244)
Current year tax losses for which no deferred income tax asset was recognised	1,894	6,272
Withholding tax	15,513	13,916
Other	7,720	7,607
Actual tax charge	57,614	81,594

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

A-4-446

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,996)	(72,695)	(12,044)	(120,756)	(576,339)
Net book value	227,422	177,278	13,008	16,604	8,044	18,414	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,123)	(545,693)
Net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,008	16,604	8,044	18,414	460,770
Additions	835	4,491	10,011	-	117	14,590	30,044
Disposals	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Reclassification and transfer	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,349	(142)	(258)	11	(38,122)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563
Year ended 31 March 2023
Opening net book amount	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Application of IAS 29	93,844	33,568	51	-	-	-	127,463
As restated 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,112	530,221
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,501)	(15,823)	(57,278)
Reclassification and transfer	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,715	(275)	1,974
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

A-4-447

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

A-4-448

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	62,856	21,844	716,588	2,428,980	78,907	33,268	357,988	3,700,431
Accumulated deprecation	(14,591)	(19,627)	(324,744)	(1,642,014)	(62,733)	(27,803)	(81,927)	(2,173,439)
Net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992

At 31 March 2022
Cost	55,965	18,055	681,781	2,035,421	73,571	22,596	385,891	3,273,280
Accumulated deprecation	(12,740)	(16,897)	(277,335)	(1,331,062)	(61,381)	(17,985)	(121,747)	(1,839,147)
Net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133

Year ended 31 March 2022
Opening net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992
Additions	-	58	209,051	26,195	409	1,115	52,838	289,666
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(871)	(1,205)	(27,578)	(185,316)	(4,039)	(1,481)	(47,196)	(267,686)
Reclassification and transfer	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,356)	(354)	(411)	(17,143)	(90,063)
Closing net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133
At 31 March 2023
Cost	92,777	15,713	1,093,821	3,045,121	90,627	40,592	415,479	4,794,130
Accumulated deprecation	(55,635)	(15,246)	(744,118)	(2,316,437)	(79,958)	(27,204)	(174,056)	(3,412,654)
Net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

Year ended 31 March 2023
Opening net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133
Application of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Restated at 1 April 2022	62,955	1,158	512,857	764,939	12,198	5,390	280,603	1,640,100
Additions	-	-	229,219	-	-	13,592	30,742	273,553
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(15,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(146,999)
Charge for the year	(1,013)	(708)	(61,903)	(158,931)	(4,712)	(1,725)	(54,934)	(283,926)
Reclassification and transfer	(5,353)	19	(216,697)	200,511	3,289	(69)	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,436)	(2)	(37,720)	(28,003)	(26)	(300)	(2,508)	(72,995)
Closing net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

A-4-449

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	30,039	33,881
Other	7,899	5,932
	241,423	264,144

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	9,275	10,425
Other	2,480	2,072
	54,934	47,196

15.	Investments in Associates and Joint Venture

$’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
At 31 March 2022	8,652
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,811

16.	Prepayments and Other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28(b).

A-4-450

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490
Contract assets	20,754	17,129
Prepayments and deposits on equipment	48,156	45,816
Value Added Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from fellow subsidiaries of Digicel Group Holdings Limited	5,990	3,812
Other debtors	39,363	26,140
	319,598	286,849

Expected credit losses for year ended 31 March 2023 and 31 March 2022

The expected credit losses determined are based on the Group’s historical credit losses experienced over a five to two years period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at yearend. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

A-4-451

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	159,226	165,365
Restricted deposits, included in current assets	6,388	2,953
Restricted deposits, included in non-current assets	22,021	5,621
	187,635	173,939
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,079	9,010
Trinidad & Tobago dollars	5,275	5,436
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollar	113,022	74,256
US dollar pegged currencies	8,024	17,765
Other	10,019	8,466
	187,635	173,939

A-4-452

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior secured notes	1,857,234	1,831,902
Senior secured term loans	997,838	1,008,874
	2,855,072	2,840,776
Less: Net unamortised discount and fees	(6,614)	(12,055)
	2,848,458	2,828,721
Lease liabilities	318,346	331,105
Licence related obligations	135,115	72,154
	3,301,919	3,231,980
Accrued interest	60,516	62,698
	3,362,435	3,294,678

Current	114,726	111,818
Non-current	3,247,709	3,182,860
	3,362,435	3,294,678

Senior and Senior Secured Notes

Details of the outstanding notes of the Group are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,002
DIHL/DIFL 2024 Senior Secured Notes*	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			1,857,234	1,831,902

* Constituting part of the same series as the existing DHBL/DIFL Senior Secured Notes

A-4-453

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited - Term B USD loan	997,225	1,007,775
Idom Technologies	613	1,099
	997,838	1,008,874

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets. DIFL and certain of its subsidiaries also guarantee the 6.75% Senior Notes due 2023.

There are no financial maintenance covenants for DIFL following the repayment of the Term A loan and expiry of the revolving credit facility. DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL Facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

A-4-454

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Licence-related Obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	320,915	2,887,284	3,208,199
Net movement in financing cash flow	(36,083)	(26,914)	(62,997)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	5,483	5,483
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(2,450)	(4,650)	(7,100)
At 31 March 2022	331,105	2,900,875	3,231,980
Net movement in financing cash flow	(36,644)	(38,331)	(74,975)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	5,442	5,442
Surrender of Leases/Licenses	(5,235)	-	(5,235)
Foreign exchange movements	(1,622)	526	(1,096)
At 31 March 2023	318,346	2,983,573	3,301,919

A-4-455

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction.

Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	32,539	29,004
Application of IAS 29	(74,271)	-
Restated (Liability)/Asset at 1 April	(41,732)	29,004
Credited to the consolidated statement of comprehensive loss (Note 12)	50,649	6,644
Translation differences	(2,463)	(3,109)
Asset at 31 March	6,454	32,539
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(47,577)	(28,010)
	6,454	32,539

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,918	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	2,492	1,692
Lease liabilities	10,129	7,480
Other provisions	11,205	11,494
	58,903	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	48,108	31,658
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	52,449	38,762
Net asset at 31 March	6,454	32,539

A-4-456

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	42,306	47,532
Deferred tax liabilities to be settled after more than 12 months	57,876	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,270	82,150
Accrued liabilities	198,584	182,706
Contract liabilities	61,229	54,965
Subscriber deposits	13,548	14,556
Statutory creditors	48,442	29,402
Other	26,956	30,553
	445,029	394,332

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 23)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as we satisfy the performance obligations.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from our business solution offerings and indefeasible rights of use (IRUs) contracts.

A-4-457

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

22.	Financial Guarantee

	2023	2022
	$’000	$’000
Financial guarantee of bonds issued by Digicel Limited	-	125,792

As at 31 March 2023, the Company and certain of its subsidiaries are guarantors in respect of the $925 million 6.75% Senior Notes due 1 March 2023 issued by Digicel Limited, an intermediate parent company.

The liability above is in respect of the $925 million 2023 Notes. The liability recognised represents the expected credit loss (ECL) under IFRS 9 in respect of this guarantee. Management’s estimate of the ECL in the prior year is a probability-weighted amount involving consideration of multiple scenarios including default scenarios. Default probabilities are derived from on third party data based on the ratings of the respective bonds.

The earliest expected period in which the Company and certain of its subsidiaries could have been called to repay the outstanding principal Notes of Digicel Limited was 1 March 2023 on the $925 million 6.75% Senior Notes. The guarantee was not called and the Group has agreed a restructuring support agreement. Accordingly, the fair value of the financial guarantee was reversed in full. See Note 33 Subsequent Event.

The change in the financial guarantee recognised in the statement of comprehensive loss is a gain of $125.8 million (2022 – $1.14 million loss).

23.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other liabilities	6,696	23,209
	19,747	46,068

24.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	1,606	19,259
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	178,813	244,953
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,526)	(3,708)	(13,234)
At 31 March 2023	59	51,846	53,336	105,241

A-4-458

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

24.	Provisions (Continued)

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,315
Current	53,073	1,638
	105,241	244,953

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the company’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4-17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 30). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

25.	Share Capital

	2023	2022
Authorised, issued and fully paid	$’000	$’000
10,000,000 common shares of $1.00 each	10,000	10,000

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Dividends to non-controlling interests	(2,525)	(5,179)
Acquisitions	114	553
Translation	(992)	-
At end of year	51,244	46,711

A-4-459

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Key Management Compensation and Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022
	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733
Long term incentive plan	4,218	6,791
DPL sale completion bonus	8,000	-
	26,580	17,524
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989
Reimbursed expenses	398	165
Other fees	250	279
Financing fees	8,292	300
Office rental	4,074	4,074
Aircraft costs	10,344	8,332
Construction and maintenance fees	18,369	11,733
	45,393	25,872

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the accrued amounts for participants in the LTIP. Final payments will be determined based on results for the year ending 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $29 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000) by Island Capital Management Services Limited, (a company controlled by Mr. Denis O’Brien) in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

The Group has been charged other fees of $250,000 (2022: $279,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

The Group, through its subsidiary, Digicel (Jamaica) Limited, leased the Group’s headquarter offices in Kingston, Jamaica from Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), a company affiliated with Mr. O’Brien and previously a related party. The lease arrangement was for a period of 20 years from April 2016 with initial rental charges of $3.88 million per annum fixed for the first five years. In the year ended 31 March 2022 the rental charges were increased by 5%, to $4.074 million per annum in accordance with the terms of the lease arrangement.

A-4-460

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Key Management Compensation and Related Party Transactions (Continued)

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $8,332,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), formerly Sierra Support Services (St Lucia) Limited, to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

(a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

(b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

(c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,265,000 (2022: $4,900,000).

A-4-461

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of any material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

A-4-462

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. The Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation:

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

A-4-463

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation: (Continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest.

As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

A-4-464

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables and finance leases. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise an investment in Digicel Holdings (Central America) Limited, cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

A-4-465

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $159.2 million at 31 March 2023, and actively manages its debt amortisation profile, through periodic restructurings. Refer to Note 33, subsequent events.

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	21	2,733	8,190	2,931,469	-	2,942,413
Interest on borrowings	1	94,755	134,195	187,703	-	416,654
Lease liabilities	6,312	11,545	51,012	224,787	176,932	470,588
Licence related obligations	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	117,510	70,477	133,822	-	-	321,809
Total financial liabilities	129,131	181,366	347,172	3,429,109	270,937	4,357,715

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	159	3,010	8,260	2,942,358	-	2,953,787
Interest on borrowings	3	85,772	107,135	372,283	-	565,193
Lease liabilities	5,671	11,001	51,484	230,583	212,634	511,373
Licence related obligations	4,539	648	10,192	43,661	43,763	102,803
Trade and other payables	117,864	73,562	103,981	-	-	295,407
Total financial liabilities	128,236	173,993	281,052	3,588,885	256,397	4,428,563

A-4-466

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian Gourde Euro and Surinamese Dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a change in the currencies to which the Group has significant exposure against the US dollar. The rates below are the sensitivity rates that represent management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries.

A-4-467

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

The table presents the effect of weakening/depreciation/(strengthening) of the relevant currencies relative to the US dollar. A positive number below indicates a decrease/increase in loss/profit before taxation while a negative number indicates an increase/decrease in loss/profit before taxation.

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,888)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023: 65% (2022: 64%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) higher, as a result of higher interest expense on floating rate borrowings. If interest rates on US dollar denominated borrowings had been 100 basis points lower with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) lower, as a result of lower interest expense on floating rate borrowings.

A-4-468

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relate to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licences are normally issued only to credit worthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

A-4-469

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

At 31 March 2023 and 31 March 2022, the lifetime expected credit loss for trade receivables is as follows:

Expected credit loss	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
2023	1,661	3,224	6,101	8,576	19,562
2022	2,614	1,649	4,626	13,851	22,740

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,740	36,554
Provision for receivables impairment (Note 10)	11,024	21,858
Receivables written off during the year as uncollectible	(13,808)	(35,509)
Foreign exchange movements	(394)	(163)
At 31 March	19,562	22,740

The creation and release of provision for impaired receivables have been included in other expenses in the consolidated statement of comprehensive loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There are no financial assets other than those listed above that were individually impaired.

The following table summarises the Group’s credit exposure for trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	57,938	67,517
Other telecom operators	22,100	29,500
Distribution agents and others	128,950	110,213
	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490

(iii)	Guarantees

As at 31 March 2023, the Company and certain of its subsidiaries have guaranteed external debt of Digicel Limited, an intermediate parent company, totaling $925 million. (See Notes 22 and 33). The Group’s policy is not to provide financial guarantees to any party other than subsidiaries and parent companies.

A-4-470

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating.

The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants restricting ability to incur debt including a covenant regarding a limitation on its total debt, which is determined by its profitability, which is defined as Earnings before interest, taxation, depreciation and amortisation (“EBITDA”). For the purposes of covenant testing, the EBITDA for the twelve months preceding the balance sheet date is annualised (“LTM”) and measured in relation to Total Debt. “Total Debt” is comprised of interest-bearing loans and high yield bonds (gross of deferred financing fees) and excludes amounts due on licences and trade and other payables. Both EBITDA and Total Debt are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another. EBITDA as defined excludes other non-cash charges and credits to income, such as compensation charges arising under IFRS 2 and foreign exchange gains and losses. The Debt to EBITDA ratios presented below are based on the debt and covenant tests applicable at the balance sheet date.

DIFL’s Senior Secured Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
Total Debt (excluding leases)	2,855,072	2,840,919
Lease obligations	318,346	331,105
Total Debt (including leases)	3,173,418	3,172,024

Last twelve months (LTM) EBITDA	718,206	756,979

Senior Secured Debt to EBITDA ratio (excluding leases)	4.0x	3.8x
Senior Secured Debt to EBITDA ratio (including leases)	4.4x	4.2x

A-4-471

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31. Financial Risk Management (Continued)

(d)	Capital management (continued)

DIFL’s Total Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
High yield bonds of Digicel Limited	925,000	925,000
Senior secured debt and other interest-bearing loans	2,855,072	2,840,919
Total Debt (excluding leases)	3,780,072	3,765,919
Lease obligations	318,346	331,105
Total Debt (including leases)	4,098,418	4,097,024
LTM EBITDA	718,206	757,078

Total Debt to EBITDA ratio (excluding leases)	5.3x	5.0x
Total Debt to EBITDA ratio (including leases)	5.7x	5.4x

There were no changes to the Group’s approach to capital management during the year.

The Company and its subsidiaries complied with all externally imposed capital requirements to which they were subject.

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments; and

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying value of variable rate loans approximates to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

A-4-472

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

32.	Fair Value of Financial Instruments (Continued)

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,002	233,128
	1,857,234	1,413,646	1,831,902	1,812,606

33.	Subsequent Events

(a)	On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited (DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the Noteholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

A-4-473

Digicel International Finance Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

33.	Subsequent Events (Continued)

(a)	(continued)

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

(b)	With effect from 11 July 2023, the Company re-domiciled from Saint Lucia to Bermuda and took steps to cease its tax residence in Saint Lucia with effect from that date. Bermuda does not impose any corporate income taxes.

A-4-474

Digicel Limited

Financial Statements

31 March 2023

A-4-475

Report of Independent Auditors

To the Management and the Board of Directors of Digicel Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of 31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in deficit and of cash flows for each of the three years in the period ended 31 March 2023, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

A-4-476

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

A-4-477

Digicel Limited
Consolidated Statements of Comprehensive (Loss)/Income
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Revenue	6	1,767,146	1,783,435	1,740,230
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(391,955)	(419,784)	(415,983)
Other operating expenses	10	(462,219)	(443,211)	(387,768)
Staff costs	11	(285,901)	(266,430)	(239,348)
Change in impairment of amounts due from parent company	7	90,308	(95,177)	24,132
Other income	10	110,420	-	-
Other losses		(2,864)	(1,041)	(5,670)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(639,418)	(347,954)	(371,805)
Operating Profit		185,517	209,838	343,788
Finance income	8	375	225	205
Finance credit arising from debt restructuring		-	-	96,015
Finance costs	8	(371,805)	(338,247)	(333,258)
Share of (loss)/ profit of associates and joint venture	15	(41)	1,456	705
(Loss)/Profit before Taxation		(185,954)	(126,728)	107,455
Taxation	12	(57,859)	(81,983)	(93,933)
Net (Loss)/Profit		(243,813)	(208,711)	13,522
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(31,153)	(84,118)	(7,931)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		543	1,629	1,604
Total Comprehensive (Loss)/Income:		(274,423)	(291,200)	7,195
Net (Loss)/Profit attributable to:
Owners of the parent		(251,749)	(215,559)	5,338
Non-controlling interests		7,936	6,848	8,184
		(243,813)	(208,711)	13,522
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(281,367)	(298,048)	1,576
Non-controlling interests		6,944	6,848	5,619
		(274,423)	(291,200)	7,195

The accompanying notes are an integral part of these consolidated financial statements.

A-4-478

Digicel Limited
Consolidated Balance Sheets
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
ASSETS
Non-Current Assets
Intangible assets	13	489,563	402,759
Property, plant and equipment	14	1,419,279	1,496,475
Investments in associates and joint venture	15	7,813	8,654
Other investments		378	3,489
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	25,806	14,699
		2,025,387	2,025,399
Current Assets
Accounts receivable and prepayments	17	321,054	288,683
Inventories		25,476	20,460
Restricted deposits	18	11,673	7,088
Cash and cash equivalents	18	165,775	171,616
		523,978	487,847
Total Assets		2,549,365	2,513,246

The accompanying notes are an integral part of these consolidated financial statements.

A-4-479

Digicel Limited
Consolidated Balance Sheets (Continued)
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
LIABILITIES AND DEFICIT	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,251,663	3,199,970
Deferred taxation	20	49,304	29,492
Provisions	23	52,168	243,316
Other long term liabilities	22	19,747	46,068
		3,372,882	3,518,846
Current Liabilities
Trade and other payables	21	449,156	398,250
Provisions	23	58,248	6,813
Taxation payable		100,139	35,479
Long term loans and leases - current portion	19	1,079,907	1,050,152
		1,687,450	1,490,694
Total Liabilities		5,060,332	5,009,540
Equity/(Deficit)
Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	24	1	1
Equity compensation reserve	25	191,580	191,580
Foreign exchange translation reserve		(474,871)	(703,869)
Accumulated deficit		(2,278,921)	(2,030,717)
		(2,562,211)	(2,543,005)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(2,510,967)	(2,496,294)
Total Liabilities and Deficit		2,549,365	2,513,246

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	Lawrence Hickey	Vice Chairman

The accompanying notes are an integral part of these consolidated financial statements.

A-4-480

Digicel Limited
Consolidated Statements of Changes in Deficit
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2020	1	191,580	(614,385)	(1,822,632)	(2,245,436)	44,914	(2,200,522)
Net profit for the year	-	-	-	5,338	5,338	8,184	13,522
Other comprehensive (loss)/income	-	-	(5,366)	1,604	(3,762)	(2,565)	(6,327)
Total comprehensive (loss)/income	-	-	(5,366)	6,942	1,576	5,619	7,195
Dividends to non-controlling interest	-	-	-	-	-	(6,044)	(6,044)
Balance at 31 March 2021	1	191,580	(619,751)	(1,815,690)	(2,243,860)	44,489	(2,199,371)
Net (loss)/profit for the year	-	-	-	(215,559)	(215,559)	6,848	(208,711)
Other comprehensive (loss)/income	-	-	(84,118)	1,629	(82,489)	-	(82,489)
Total comprehensive (loss)/income	-	-	(84,118)	(213,930)	(298,048)	6,848	(291,200)
Acquisition of non-controlling interest (Note 26)				(1,097)	(1,097)	553	(544)
Dividends to non-controlling interest	-	-	-	-	-	(5,179)	(5,179)
Balance at 31 March 2022	1	191,580	(703,869)	(2,030,717)	(2,543,005)	46,711	(2,496,294)
Adoption of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated, 1 April 2022	1	191,580	(444,710)	(2,030,717)	(2,283,846)	46,711	(2,237,135)
Net (loss)/profit for the year	-	-	-	(251,749)	(251,749)	7,936	(243,813)
Other comprehensive (loss)/income	-	-	(30,161)	543	(29,618)	(992)	(30,610)
Total comprehensive (loss)/income	-	-	(30,161)	(251,206)	(281,367)	6,944	(274,423)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Dividends to non-controlling interest	-	-	-	-	-	(2,525)	(2,525)
Balance at 31 March 2023	1	191,580	(474,871)	(2,278,921)	(2,562,211)	51,244	(2,510,967)

The accompanying notes are an integral part of these consolidated financial statements.

A-4-481

Digicel Limited
Consolidated Statements of Cash Flows
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Cash Flows from Operating Activities
Net (loss)/profit		(243,813)	(208,711)	13,522
Adjustments for:
Depreciation	14	283,499	266,956	289,121
Amortisation of intangible assets	13	57,278	52,037	58,717
Change in impairment of amounts due from parent company	7	(90,308)	95,177	(24,132)
Share of loss/(profit) of associates and joint venture	15	41	(1,456)	(705)
Fair value losses on other investments		2,864	1,041	5,670
Impairment of property, plant and equipment	14	171,999	24,562	23,370
Impairment of intangible assets	13	126,642	4,399	597
Finance income	8	(375)	(225)	(205)
Finance cost	8	371,805	338,247	333,258
Gain on debt extinguishment		-	-	(96,015)
Income tax expense	12	57,859	81,983	93,933
Other income	10	(110,420)	-	-
Employee profit share scheme	11	19,151	3,408	592
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241	(436)
Change in operating assets and liabilities:
Accounts receivable and prepayments		50,401	(55,317)	68,027
Inventories		(5,023)	1,658	(9,040)
Trade and other payables		5,368	(7,600)	(72,941)
Provisions		2,715	1,334	171,393
Cash generated from operations		696,698	600,734	854,726
Taxation paid		(64,985)	(91,079)	(76,626)
Interest paid		(285,714)	(289,765)	(292,011)
Interest received		375	225	205
Net cash provided by operating activities		346,374	220,115	486,294

The accompanying notes are an integral part of these consolidated financial statements

A-4-482

Digicel Limited
Consolidated Statements of Cash Flows (Continued)
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Net Cash Provided by Operating Activities		346,374	220,115	486,294
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,708)	(231,494)	(230,792)
Purchase of intangible assets		(27,924)	(42,453)	(50,312)
Proceeds from sale of property, plant and equipment		6,671	101	1,290
Proceeds from repayment of investment loans	15	1,000	1,000	1,000
Proceeds from partial disposal of subsidiary		4,069	-	-
Acquisition of subsidiary, net of cash		-	(1,354)	-
Net cash used in investing activities		(243,892)	(274,200)	(278,814)
Cash Flows from Financing Activities
Long term loans received, gross	19	-	12,050	-
Long term loans and licence related debt repaid	19	(43,234)	(36,530)	(43,905)
Principal element of leases	19	(34,967)	(33,557)	(29,451)
Financing fees paid during the year		(6,117)	(684)	(947)
Other payments made to non-controlling interests		(2,973)	-	(3,905)
Dividends paid to non-controlling interests		(2,525)	(6,725)	-
Deposits held in escrow and restricted accounts		(17,743)	(12,071)	6,738
Net cash used in by financing activities		(107,559)	(77,517)	(71,470)
Net (decrease)/increase in cash and cash equivalents		(5,077)	(131,602)	136,010
Cash and cash equivalents at beginning of year		171,616	308,318	169,959
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,100)	2,349
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	165,775	171,616	308,318

Supplemental disclosure of Non-Cash Investing
Payables for additions to property, plant and equipment		94,443	79,306	73,740

The accompanying notes are an integral part of these consolidated financial statements.

A-4-483

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

In January 2019, as part of the Digicel Group Limited debt exchange offers, Digicel Limited was renamed as Digicel Group Two Limited and transferred substantially all of its assets and liabilities to New Digicel Limited. New Digicel Limited, a limited liability company was incorporated on 20 August 2018 and renamed as Digicel Limited (“DL” or “the Company”) in December 2018.

Digicel Limited (“DL” or “the Company”), and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

A list of the Company’s material subsidiaries is set out in Note 4 to the consolidated financial statements. The ultimate parent company at 31 March 2023 is Digicel Group Holdings Limited (DGHL) The ultimate controlling party and shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

A-4-484

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year.

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

A-4-485

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

A-4-486

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

A-4-487

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive (loss)/income.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

A-4-488

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive (loss)/income; its share of post-acquisition movements in other comprehensive (loss)/income is recognised in other comprehensive (loss)/income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive (loss)/income.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in Bermuda and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

A-4-489

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances (continued)

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive (loss)/income, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive (loss)/income within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive (loss)/income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive (loss)/income. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive (loss)/income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

A-4-490

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive (loss)/income within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive (loss)/income because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

A-4-491

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 – Hyperinflation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results and was partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

A-4-492

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

A-4-493

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

A-4-494

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive (loss)/income

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

A-4-495

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years
Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive (loss)/income. The Group has no indefinite life assets other than goodwill.

A-4-496

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

A-4-497

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

A-4-498

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive (loss)/income during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

A-4-499

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

A-4-500

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates and joint venture.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive (loss)/income. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

(iv)	Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (ECL) associated with its loans to related parties carried at amortised cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For credit exposures where there has not been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses that are possible within the next 12 months (a 12-month ECL). For credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). A financial asset is written off when there is a no reasonable expectation of recovering the contractual cash flows.

A-4-501

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets (continued)

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive (loss)/profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive (loss)/income for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

A-4-502

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive (loss)/income.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(o)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

A-4-503

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(r)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

A-4-504

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposals calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

A-4-505

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

A-4-506

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

A-4-507

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of a reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

Holding companies

The Group has a number of non-operating holding companies established for the purposes of carrying out the treasury and administrative activities of the Group. The most significant holding companies are:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Digicel International Finance Limited	St. Lucia	100%	100%
Digicel Holdings (Bermuda) Limited	Bermuda	100%	100%
Digicel Caribbean Limited	Barbados	100%	100%
Digicel Intermediate Holdings Limited	Bermuda	100%	100%

A-4-508

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

A-4-509

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	462,621	-	1,807,801
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(39,784)	-	(40,655)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	422,837	-	1,767,146
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	176,161	(32,132)	703,911
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(639,418)
Change in impairment of amounts due from parent company											90,308
Other gains/losses not included in segment result											30,716
Operating profit											185,517
Finance income											375
Finance costs											(371,805)
Share of loss of associates and joint venture											(41)
Loss before taxation											(185,954)
Taxation											(57,859)
Net loss											(243,813)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	34,520	92,611	165,775
Other current assets											358,203
Non-current assets											2,025,387
Total assets											2,549,365
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,443	-	255,632
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,095	-	340,777
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	38,084	-	298,641

A-4-510

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	446,294	-	1,827,295
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(41,882)	-	(43,860)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	404,412	-	1,783,435
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	178,591	(30,225)	743,938
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(347,954)
Change in impairment of amounts due from parent company											(95,177)
Other gains/losses not included in segment result											(90,969)
Operating profit											209,838
Finance income											225
Finance costs											(338,247)
Share of profit of associates and joint venture											1,456
Loss before taxation											(126,728)
Taxation											(81,983)
Net loss											(208,711)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	58,267	73,569	171,616
Other current assets											316,231
Non-current assets											2,025,399
Total assets											2,513,246
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,820	14,650	9,413	10,744	71,442	-	318,993
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

A-4-511

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	424,746	-	1,782,811
Inter-segment revenue	(2,074)	(752)	-	-	-	-	-	-	(39,755)	-	(42,581)
External revenue	326,787	319,591	247,347	159,653	71,733	80,970	90,019	59,139	384,991	-	1,740,230
Segment result	163,717	134,141	138,380	56,612	14,729	27,869	55,402	22,080	170,239	(63,108)	720,061
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(371,805)
Change in impairment of amounts due from parent company											24,132
Other gains/losses not included in segment result											(28,600)
Operating profit											343,788
Finance income											205
Finance credit arising from debt restructuring											96,015
Finance costs											(333,258)
Share of profit of associate											705
Profit before taxation											107,455
Taxation											(93,933)
Net profit											13,522
Cash and cash equivalents	12,658	8,237	23,611	826	752	1,268	2,839	3,344	48,734	206,049	308,318
Other current assets											365,238
Non-current assets											2,158,971
Total assets											2,832,527
Capital expenditure	53,956	66,914	18,728	19,098	19,249	4,523	14,845	8,695	75,096	-	281,104
Depreciation and amortisation	39,047	91,842	63,065	22,903	27,946	16,459	8,786	15,369	62,421	-	347,838
Impairment of property, plant and equipment and intangible assets	-	-	-	23,939	-	7	-	3	18	-	23,967
A-4-512

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

6.	Revenue

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,648	1,185,769
Business solutions	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Cable TV and broadband	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	46,793	96,768
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	408,833	1,713,285
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	421,966	1,767,146

31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Business solutions	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Cable TV and broadband	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	50,707	101,014
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	389,213	1,731,061
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	402,434	1,783,435

31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	298,457	220,361	156,961	119,222	59,430	32,316	83,001	39,396	210,598	1,219,742
Business solutions	11,750	34,976	17,942	22,577	4,963	23,415	2,216	12,619	58,168	188,626
Cable TV and broadband	-	36,535	64,411	-	-	20,530	-	-	51,542	173,018
Other	16,579	18,182	2,694	2,777	1,733	312	3,336	1,023	46,437	93,073
Service revenue	326,786	310,054	242,008	144,576	66,126	76,573	88,553	53,038	366,745	1,674,459
Handset and other equipment	2,075	10,289	5,339	15,077	5,607	4,397	1,466	6,101	15,420	65,771
Total revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	382,165	1,740,230

Equipment sales include revenue from handsets and business solutions equipment.

Revenues in the current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2023 is $74,280,000 (31 March 2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

A-4-513

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

7.	Impairment of Amounts due from Parent Company

2023	2022	2021
$’000	$’000	$’000
90,308	(95,177)	24,132

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired. The credit in the year ended 31 March 2021 reflects adjustments arising from the group restructuring and receipts into the group from parent entities.

8.	Finance Income and Costs

	2023	2022	2021
	$’000	$’000	$’000
Finance income -
Interest income	375	225	205
Finance costs -
Interest expense on bonds and term loans	(309,851)	(281,762)	(270,679)
Interest element on leases	(33,897)	(40,156)	(39,846)
Amortisation of financing fees	(7,894)	(7,833)	(7,301)
Debt restructuring fees expensed in year	(9,694)	-	-
Other finance related costs	(6,224)	(6,706)	(9,332)
Foreign exchange losses on loans (Note 9)	(4,245)	(1,790)	(6,100)
	(371,805)	(338,247)	(333,258)

A-4-514

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

9.	Net Foreign Exchange Losses

	2023 $’000	2022 $’000	2021 $’000
Foreign exchange losses on loans (Note 8)	(4,245)	(1,790)	(6,100)
Other foreign exchange losses (Note 10)	(49,609)	(74,197)	(17,789)
	(53,854)	(75,987)	(23,889)

10.	Analysis of Expenses

	2023 $’000	2022 $’000	2021 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	116,151	133,951
Subscriber acquisition costs	73,632	69,642	66,966
Dealer margins and card production costs	66,449	70,069	69,307
Data and roaming charges	18,716	28,745	18,142
USO levies and call taxes	38,927	34,885	31,843
Cable, broadband & other direct operating costs	92,391	100,292	95,774
	391,955	419,784	415,983
Other operating expenses:
Network and IT costs	267,142	236,246	217,251
Advertising and promotion	39,745	39,688	50,705
External and other services	71,361	64,560	71,886
Impairment of financial assets	11,030	21,862	21,984
Other expenses	7,394	3,417	8,589
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241	(436)
Other foreign exchange losses (Note 9)	49,609	74,197	17,789
Restructuring costs non - staff related	18,923	-	-
	462,219	443,211	387,768

	2023 $’000	2022 $’000	2021 $’000
Other income:
Orange litigation gain	110,420	-	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

A-4-515

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

11.	Staff Costs

	2023	2022	2021
	$’000	$’000	$’000
Salaries	218,050	216,011	199,144
Statutory contributions	17,975	17,505	17,306
Pension contribution (Note 29)	6,270	4,900	5,933
Employee profit share scheme	19,151	3,408	592
Termination costs	2,716	8,610	-
Other staff related costs	21,739	15,996	16,373
	285,901	266,430	239,348

12.	Taxation

At the present time no income, profit, capital transfer or capital gains taxes are levied in Bermuda and accordingly no provision for such taxes has been made by the Group and its subsidiaries incorporated in Bermuda. In the event of such taxes being enacted in Bermuda, the Group has received an undertaking from the Minister of Finance in Bermuda, under the Exempted Undertaking Tax Protection Act, 1966 exempting the Group from all such taxes until 31 March 2035.

The Group’s subsidiaries incorporated in the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022	2021
	$’000	$’000	$’000
Current income tax	86,598	80,220	83,336
Prior year under/(over) provision	5,669	(5,898)	(7,705)
Deferred taxation (Note 20)	(50,404)	(6,272)	5,138
Withholding tax	15,996	13,933	13,164
Tax charge	57,859	81,983	93,933

A-4-516

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

12.	Taxation (Continued)

The tax on the Group’s (loss)/profit before taxation differs from the theoretical amount that would arise as follows:

	2023	2022	2021
	$’000	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	157,911	339,459	278,691
- holding companies	(343,865)	(466,187)	(171,236)
Group (loss)/profit before tax	(185,954)	(126,728)	107,455
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,633	56,249	58,419
Effect of:
Expenses not deductible for tax purposes	11,925	6,911	22,114
Income in taxable jurisdictions not subject to tax	(3,757)	(2,806)	(6,221)
Adjustments for current tax of prior periods	5,672	(1,311)	(7,705)
Utilisation of tax losses not previously recognised	1,175	-	(288)
Adjustment of deferred tax recognised in respect of unremitted earnings from subsidiaries	-	-	(1,960)
Adjustment for deferred tax of prior periods	8,084	(5,244)	4,532
Current year tax temporary differences for which no deferred income tax asset was recognised	1,893	6,644	5,295
Withholding tax	15,513	13,933	13,164
Other	7,721	7,607	6,583
Actual tax charge	57,859	81,983	93,933

The profit before tax in the year ended 31 March 2021 was primarily due to non-taxable items arising from the gain on debt restructuring.

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

A-4-517

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,997)	(72,695)	(12,044)	(120,755)	(576,339)
Net book value	227,422	177,278	13,007	16,604	8,044	18,415	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,122)	(545,692)
Net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,007	16,604	8,044	18,415	460,770
Disposals	835	4,491	10,011	-	117	14,590	30,044
Additions	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Transfer from PPE (Note 14)	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,350	(142)	(258)	11	(38,121)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Year ended 31 March 2023
Net book amount - 31 March 2022	205,984	141,370	17,481	14,248	6,563	17,113	402,759
Adoption of IAS 29	93,844	33,568	51	-	-	-	127,463
Net book amount - 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,113	530,222
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,500)	(15,824)	(57,278)
Transfer from PPE (Note 14)	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,714	(275)	1,973
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

A-4-518

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

Impairment tests for goodwill (continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

A-4-519

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	152,814	21,870	724,748	2,430,210	81,601	33,214	329,791	3,774,248
Accumulated depreciation	(20,157)	(19,654)	(327,971)	(1,644,497)	(68,648)	(27,818)	(77,129)	(2,185,874)
Net book value	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374

At 31 March 2022
Cost	145,922	18,081	690,046	2,036,652	76,391	22,542	357,694	3,347,328
Accumulated depreciation	(19,864)	(16,924)	(280,562)	(1,333,561)	(67,389)	(18,000)	(114,553)	(1,850,853)
Net book value	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

Year ended 31 March 2022
Opening net book amount	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374
Additions	-	58	209,156	26,195	536	1,115	52,838	289,898
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(2,430)	(1,205)	(27,578)	(185,329)	(4,133)	(1,481)	(44,800)	(266,956)
Transfers and reclassifications	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,358)	(354)	(411)	(17,143)	(90,065)
Closing net book amount	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

At 31 March 2023
Cost	157,874	15,714	1,093,821	3,046,520	98,379	40,592	387,282	4,840,182
Accumulated depreciation	(64,592)	(15,246)	(744,118)	(2,317,836)	(87,439)	(27,204)	(164,468)	(3,420,903)
Net book value	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

Year ended 31 March 2023
Net book amount – 31 March 2022	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475
Adoption of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Net book amount – 1 April 2022	145,788	1,157	517,895	763,671	9,010	5,321	259,600	1,702,442
Additions	-	-	229,253	-	-	13,592	30,742	273,587
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(40,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(171,999)
Charge for the year	(2,844)	(708)	(61,903)	(158,940)	(4,841)	(1,725)	(52,538)	(283,499)
Reclassification and transfer	(5,214)	20	(221,769)	201,786	6,877	-	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,437)	(1)	(37,720)	(28,001)	(26)	(300)	(2,510)	(72,995)
Closing net book amount	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

A-4-520

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	11,431	12,877
Other	7,898	5,933
	222,814	243,141

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	6,880	8,029
Other	2,479	2,072
	52,538	44,800

15.	Investments in Associates and Joint Venture

Investments in associates (comprised of loans and equity investments) are as follows:

	2023 $’000	2022 $’000
(a) Digicel Holdings (Central America) Limited	-	-
(b) Other	7,813	8,654
	7,813	8,654

(a)	The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 100% owned subsidiary Digicel Panama SA.

DHCAL is incorporated in Bermuda and is controlled by Mr. Denis O’Brien. The equity investment in DHCAL was written off in full in 2011 and the Group discontinued recognising its share of losses as at 31 March 2012.

On 6 April 2022, for the year ended 31 March 2022, the Company announced that Digicel Panama would withdraw from the telecommunications market in Panama and apply for voluntary liquidation. From this date, the Group had no significant influence over Digicel Panama with the entity continuing to operate under an administration independent of Digicel.All loans to Digicel Panama have been impaired. The balance sheet presented below has been prepared on the basis that Digicel Panama is not a going concern.

A-4-521

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates and Joint Venture (Continued)

(a)	(continued)

Summarised statement of comprehensive loss for DHCAL

2022
$’000
Revenue	71,541
Direct operating and subscriber acquisition costs	(25,412)
Operating expenses	(36,627)
Depreciation and amortisation	(21,624)
Operating loss	(12,122)
Net finance costs	(5,176)
Taxation	(179)
Net loss	(17,477)

Summarised balance sheet statement for DHCAL

2022
$’000
Cash and cash equivalents	3,477
Other current assets	8,648
Total current assets	12,125
Non-current assets	35,200
Total Assets	47,325

Current liabilities	39,945
Other non-current liabilities	677,440
Total Liabilities	717,385

The carrying values of intangible assets and property plant and equipment were written down to reflect the amounts they are expected to realise.

(b)	Other associates and joint venture: This balance relates to investments in Haiti with an initial investment of $1,500,000 and a joint venture in St. Lucia.

Total $’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
Translation differences	2
At 31 March 2022	8,654
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,813

A-4-522

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

16.	Prepayments and other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28.

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869
Contract assets	20,754	17,129
Prepayments and deposits on equipment	49,286	46,354
Value Added Tax & Corporation Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from parent companies	5,990	4,727
Other debtors	39,365	26,142
	321,054	288,683

Expected credit losses

The expected credit losses are based on the Group’s historical credit losses experienced over a two year period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at year end. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

A-4-523

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	165,775	171,616
Restricted deposits included in non-current assets	11,673	14,699
Restricted deposits included in current assets	25,806	7,088
	203,254	193,403
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,336	9,189
Trinidadian dollars	14,345	17,644
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollars	119,314	81,334
US dollar pegged currencies	8,024	17,765
Other	10,019	8,465
	203,254	193,403

A-4-524

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior and senior secured notes	2,782,234	2,756,902
Senior secured term loans	1,028,191	1,060,892
	3,810,425	3,817,794
Less: Net unamortised discount and fees	(6,614)	(14,715)
	3,803,811	3,803,079
Lease liabilities	295,706	306,751
Licence related obligations	135,115	72,154
	4,234,632	4,181,984
Accrued interest	96,938	68,138
	4,331,570	4,250,122

Current	1,079,907	1,050,152
Non-current	3,251,663	3,199,970
	4,331,570	4,250,122

Details of the outstanding notes of the Group as at 31 March 2023 and 31 March 2022 are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DL 2023 Senior Notes	1 March 2023	6.75%	925,000	925,000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,003
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			2,782,234	2,756,903

Digicel Limited and certain of its subsidiaries have issued senior and senior secured notes. In general, the senior and senior secured notes (i) are senior obligations of the issuer of the respective notes that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of such issuer, (ii) contain, in most instances, certain guarantees from various subsidiaries of the issuers of the notes as specified in the respective indentures and (iii) with respect to the senior secured notes, are secured by certain pledges or liens over the assets and/or shares of various subsidiaries. In addition, the indentures governing the notes contain various covenants that among other things limit the Group’s ability to incur additional debt, make dividends or other distributions in respect to capital stock, make certain investments or sell assets, create certain liens or engage in sale and leaseback transactions, engage in certain transactions with affiliates and enter into other lines of business.

A-4-525

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited Term B USD loan	997,225	1,007,775
Digicel Limited facility	8,162	10,928
Onnut Group	22,191	23,808
Turgeau Developments S.A.		17,283
IDOM Technologies	613	1,098
	1,028,191	1,060,892

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets.

There are no financial maintenance covenants for DIFL, however, DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Limited, Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

A-4-526

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans (continued)

Digicel Limited facility

In October 2021, the Company entered into a $12.05 million reducing loan facility with RBC Royal Bank (Trinidad & Tobago) Limited. The facility has an interest rate equal to the Royal Bank US Prime Rate plus a margin of 0.5% equivalent to 3.75% on inception. The facility has a tenure of four years and two months and is repayable in equal monthly instalments of 2% commencing in November 2021 with the balance due in full in December 2025.

Onnut Property Holdings (Jamaica 1) Limited

Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), owns the Group’s headquarter offices in Kingston, Jamaica and has a syndicated loan facility with National Commercial Bank Jamaica Limited and Sagicor Bank Jamaica Limited. The facility was granted for a period of ten years and is due to mature in December 2026. The interest rate was LIBOR + 5.8963% until maturity subject to a minimum floor of 6.75%. The LIBOR rate will be replaced by the 3 month Secured Overnight Financing Rate (“SOFR”) + 6.1963% effective from 28 September 2023.

Turgeau Developments S.A. facility

On 11 June 2014, Turgeau Developments S.A. (“TDSA”) a wholly owned subsidiary of Digicel Limited, entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of Digicel’s corporate offices in Port-au-Prince Haiti. In June 2022, the IFC assigned the rights to the loan to the group’s ultimate parent company Digicel Group Holdings Limited (“DGHL”). The terms of the loan as part of this transaction remain unchanged.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

Licence-related obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

A-4-527

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	295,013	3,856,852	4,151,865
Net movement in financing cash flow	(33,557)	(24,480)	(58,037)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	7,833	7,833
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(3,428)	(4,644)	(8,072)
At 31 March 2022	306,751	3,875,233	4,181,984
Net movement in financing cash flow	(34,967)	(43,234)	(78,201)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	8,101	8,101
Transfer of liability to Intercompany	-	(16,754)	(16,754)
Surrender of Leases/Licenses	(5,157)	-	(5,157)
Foreign exchange movements	(1,663)	519	(1,144)
At 31 March 2023	295,706	3,938,926	4,234,632

A-4-528

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction. Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	31,057	27,894
Adoption of IAS 29	(74,271)	-
Restated 1 April	(43,214)	27,894
Credited to the consolidated statement of comprehensive income (Note 12)	50,404	6,272
Translation differences	(2,463)	(3,109)
Asset at 31 March	4,727	31,057
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(49,304)	(29,492)
	4,727	31,057

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,930	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	3,066	1,692
Lease liabilities	10,129	7,480
Other provisions	11,206	11,494
	59,490	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	50,422	33,140
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	54,763	40,244
Net asset at 31 March	4,727	31,057

A-4-529

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	41,732	47,532
Deferred tax liabilities to be settled after more than 12 months	55,563	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,446	82,370
Accrued liabilities	202,396	186,172
Contract liabilities	61,229	54,965
Subscriber deposits	13,574	14,576
Statutory creditors	48,533	29,606
Other	26,978	30,561
	449,156	398,250

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 22)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as the performance obligations are satisfied.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from the Group’s business solution offerings and indefeasible rights of use (IRUs) contracts.

A-4-530

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

22.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other creditors	6,696	23,209
	19,747	46,068

23.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	6,782	24,435
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	183,989	250,129
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,528)	(3,707)	(13,235)
At 31 March 2023	59	51,844	58,513	110,416

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,316
Current	58,248	6,813
	110,416	250,129

A-4-531

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

23.	Provisions (Continued)

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the Group’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4 - 17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 31). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

24.	Share Capital

	2023	2022
	$’000	$’000
Authorised -
10,000 common shares of $1.00 each	10	10
Issued and fully paid -
1,000 common shares of $1.00 each	1	1

25.	Equity Compensation Reserve

The Group’s ultimate parent company, Digicel Group Holdings Limited, had issued share options to employees of the Group under long term incentive plans that were accounted for as equity settled instruments as the Company and its subsidiaries had no obligation to settle the options in cash. The plans were cancelled in July 2016 and January 2020.

A-4-532

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Disposal of minority interest in subsidiary	114	-
Dividends to non-controlling interests	(2,525)	(5,179)
Effect of translation	(992)	-
Acquisition of non-controlling interest	-	553
At end of year	51,244	46,711

27.	Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022	2021
	$’000	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733	11,781
Long term incentive plan	4,218	6,791	5,744
DPL sale completion bonus	8,000	-	-
	26,580	17,524	17,525
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989	836
Reimbursed expenses	398	165	223
Other fees	250	279	280
Financing fees	8,292	300	3,300
Office rental	-	-	970
Aircraft costs	10,344	8,332	7,512
Construction and maintenance fees	18,369	11,733	13,768
	41,319	21,798	26,889

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the amounts payable for participants in the LTIP. Participants also include key management for Island Capital Services Limited and amounts related to payments have been included under related party transactions. Final payments will be determined based on results for the year ended 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $25 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000, 2021: $223,000) from Island Capital Management Services Limited, a company controlled by Mr. Denis O’Brien, in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

A-4-533

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Related Party Transactions (Continued)

The Group has been charged other fees of $250,000 (2022: $279,000, 2021: $280,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000, 2021: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $11,850,000, 2021: $10,782,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000, 2021: $13,768,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,270,000, $4,900,000 and $5,933,000 in 2023, 2022 and 2021, respectively.

A-4-534

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation

The Group is party to litigation relating to its operations. In management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

A-4-535

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. he Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor.

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

A-4-536

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation (Continued)

e)	Proceedings with Orange in the French West Indies (continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest. As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables license-related obligations and lease liabilities. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

A-4-537

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

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Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $166 million at 31 March 2023, however, users of the financial statements should refer to Note 33 and the subsequent impact on cash as a result of the restructuring support agreements agreed with certain group’s of bondholders; and

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	925,256	3,627	11,661	2,957,222	-	3,897,766
Interest on borrowings	36,448	95,419	136,063	193,126	-	461,056
Lease liabilities	6,312	10,527	47,957	208,491	160,651	433,938
Licence related debt	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	119,047	71,757	135,016	-	-	325,820
Total financial liabilities	1,092,350	183,186	350,650	3,443,989	254,656	5,324,831

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	7,162	5,720	13,161	3,645,171	270,097	3,941,311
Interest on borrowings	220	86,730	176,398	631,398	21,161	915,907
Lease liabilities	6,818	819	13,680	54,300	40,968	116,585
Licence related debt	4,317	10,314	41,149	238,568	175,875	470,223
Trade and other payables	88,893	76,532	173,089	-	-	338,514
Total financial liabilities	107,410	180,115	417,477	4,569,437	508,101	5,782,540

A-4-539

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian gourde, Euro and Surinamese dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2b). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk where possible by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions and centralizing cash pools in USD or Euros with minimal amounts of local currency.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a percentage change in the currencies to which the Group has significant exposure against the US dollar. The percentages below are the sensitivity rates that represent management’s assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a percentage change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries. The table presents the effect of a percentage depreciation of the relevant currencies relative to the US dollar. A positive number below indicates an improvement in profitability whilst a negative number indicates a reduction in profitability.

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Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

Foreign currency sensitivity (continued)

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,388)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023, 73% (2022: 72%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest. All other interest-bearing financial liabilities in currencies other than United States dollars had a variable rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $10,276,000 (2022: $10,598,000) higher, as a result of higher interest expense on floating rate borrowings.

A-4-541

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable and contract assets are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relates to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licenses are normally issued only to creditworthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

A-4-542

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(ii)	Accounts receivable and contract assets (continued)

The lifetime expected credit loss for trade receivables is as follows:

	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
31 March 2023	1,661	3,227	6,105	8,578	19,571

31 March 2022	2,614	1,321	4,576	14,232	22,743

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,743	36,556
Provision for receivables impairment	11,094	21,862
Receivables written off during the year as uncollectible	(13,808)	(35,512)
Foreign exchange movements	(458)	(163)
At 31 March	19,571	22,743

The following table summarises the Group’s trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	55,068	67,517
Other telecom operators	24,970	29,500
Distribution agents and others	129,283	110,595
	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869

(iii)	Guarantees

The Group’s normal policy is not to provide financial guarantees to any party other than subsidiaries and associates. At 31 March 2023 and 31 March 2022, the Group did not provide financial guarantees to any other party.

A-4-543

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating. The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt. Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability. For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures. Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS, and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio. As at 31 March 2023 and 31 March 2022 the Group had complied with its debt incurrence covenants.

The Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
High yield bonds	1,561,703	1,536,513
Senior secured debt and other interest-bearing loans	2,254,442	2,269,862
Total Debt	3,816,145	3,806,375
Last twelve months EBITDA	705,464	745,209
Total Debt to EBITDA ratio	5.4	5.1

There were no changes to the Group’s approach to capital management during the year.

A-4-544

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments;

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying values of variable rate loans approximate to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DL 2023 Senior Notes	925,000	195,984	925,000	862,563
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,003	233,128
	2,782,234	1,609,630	2,756,903	2,675,169

33.	Subsequent Event

On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited(DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

A-4-545

Digicel Limited
Notes to the Consolidated Financial Statements
31 March 2023
(expressed in United States dollars unless otherwise indicated)

33.	Subsequent Event (Continued)

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the bondholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

A-4-546

Any questions or requests for assistance may be directed to the Information and Tabulation Agent at the addresses and telephone numbers set forth below. Requests for additional copies of this Solicitation Statement, the Election Forms or the Equity Registration Form may be directed to the Information and Tabulation Agent. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitations.

The Information and Tabulation Agent for the Solicitations is:

Epiq Corporate Restructuring, LLC

By Mail, Hand or Overnight Delivery:
777 Third Avenue, 12th Floor
New York, New York 10017
Telephone: (646) 362-6336
Email: tabulation@epiqglobal.com, with reference to “Digicel” in the subject line.
Attention: Solicitation Group

A-4-547

APPENDIX 5

EXCHANGE OFFER MEMORANDUM

A-5-1

Offer to Exchange Any and All Outstanding 8.0% Subordinated Notes due 2026 Co-Issued by
Digicel Intermediate Holdings Limited and Digicel International Finance Limited
for New Common Shares to Be Issued by Digicel Holdings (Bermuda) Limited

Solicitation of Consents
and
Offer of New Convertible Preferred Shares and New Common Shares to Be Issued by Digicel Holdings (Bermuda) Limited

Early Tender Date: 5:00 p.m., New York City time, September 11, 2023, unless extended
Expiration Date: 5:00 p.m., New York City time, September 19, 2023, unless extended

The Exchange Offer (as defined herein) and the Solicitation (as defined herein) will expire at 5:00 p.m., New York City time, on September 19, 2023, unless extended in accordance with applicable law and the terms of the RSA (as defined herein) (such date and time as may be extended, the “Expiration Date”). To be eligible to receive the applicable Total Tender Consideration (as defined herein), Eligible Holders (as defined herein) must validly tender their Existing Notes (as defined herein) at or prior to 5:00 p.m., New York City time, on September 11, 2023, unless extended in accordance with applicable law and the terms of the RSA (such date and time as may be extended, the “Early Tender Date”). Tenders of the Existing Notes may not be withdrawn after 5:00 p.m., New York City time, on September 11, 2023, unless extended in accordance with applicable law and the terms of the RSA (such date and time as may be extended, the “Withdrawal Deadline”), except in certain limited circumstances as set forth herein. Eligible Holders may not deliver a consent in the Solicitation without tendering the Existing Notes in the Exchange Offer. If an Eligible Holder tenders the Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver, with respect to the principal amount of such tendered Existing Notes, (i) its consent to the Proposed Amendments (as defined herein) and (ii) the Instructions (as defined herein).

Exchange Offer

Upon the terms and subject to the conditions set forth in this offering memorandum and consent solicitation statement (as it may be supplemented and amended from time to time, the “offering memorandum”), we are offering to exchange (the “Exchange Offer”) any and all of the outstanding 8.0% Subordinated Notes due 2026 (the “Existing Notes”) co-issued by Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”), validly tendered (and not validly withdrawn) and accepted for exchange by us for common shares to be issued by Digicel Holdings (Bermuda) Limited (“DHL”), as described in, and for the applicable consideration summarized in, the table below. For Existing Notes validly tendered at or before the Early Tender Date and not validly withdrawn at or before the Withdrawal Deadline, Eligible Holders will be eligible to receive the applicable total tender consideration set out in the table on the cover page of this offering memorandum (the “Total Tender Consideration”), which includes the applicable early tender premium set out in such table (the “Early Tender Premium”). For Existing Notes validly tendered after the Early Tender Date but at or before the Expiration Date, Eligible Holders will be eligible to receive only the applicable tender consideration set out in such table (the “Tender Consideration”). The Existing Notes may be tendered in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. No Eligible Holder may tender less than all of its Existing Notes in the Exchange Offer.

Consent Solicitation

We are also soliciting consents from Eligible Holders of the Existing Notes to effect the Proposed Amendments (as defined herein) to the Existing Indenture (as defined herein) (the “Solicitation”) upon the terms and subject to the conditions set forth in this offering memorandum to amend the indenture governing the Existing Notes (as amended and supplemented, the “Existing Indenture”) to (i) eliminate substantially all of the covenants, restrictive provisions and events of default and (ii) releasing all of the collateral securing DHL’s guarantee of the Existing Notes (collectively, the “Proposed Covenant Amendments”) and (b) release all of the guarantees of the Existing Notes (the “Proposed Guarantee Release Amendments” and, together with the Proposed Covenant Amendments, the “Proposed Amendments”). After the Withdrawal Deadline and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, as applicable, DIHL and DIFL and the Trustee will execute and deliver a supplemental indenture relating to the applicable Proposed Amendments with respect to the Existing Indenture immediately giving effect to such Proposed Amendments. The Proposed Amendments to the Existing Indenture are described in this offering memorandum under “The Proposed Amendments.” Eligible Holders may not deliver a consent in the Solicitation without tendering the Existing Notes in the Exchange Offer. For the avoidance of doubt, we are not offering any consideration for delivery of consents in connection with the Solicitation. If an Eligible Holder validly tenders and does not validly withdraw its Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to:

•	deliver its consent, with respect to the principal amount of such tendered Existing Notes, to (a) the Proposed Covenant Amendments (as defined herein) to the Existing Indenture, which include, but are not limited to, (i) eliminating substantially all of the covenants, restrictive provisions and events of default and (ii) releasing all of the collateral securing the guarantee

A-5-2

of the Existing Notes by DHL and (b) the Proposed Guarantee Release Amendments (as defined herein) to the Existing Indenture, which include, but are not limited to, releasing all of the guarantees of the Existing Notes; and

•	automatically and unconditionally deliver instructions for the Exchange Agent (as defined herein) (the “Attorney-in-Fact”), effective immediately to act as its true and lawful agent, attorney-in-fact and proxy with respect to the Existing Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf of such tendered Existing Notes) of a Scheme with respect to such Existing Notes (the “Instructions”), with such Instructions to be automatically delivered to the Exchange Agent by the Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee (a “Nominee”) immediately following the tender of such Existing Notes through ATOP (as defined herein) using the Agent/Attorney-in-Fact and Proxy Nominee Instruction Form attached hereto as Exhibit A (the “Nominee Instruction Form”); provided, however, that any such Instructions granted by a holder of Existing Notes that is a part to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

In connection with the Exchange Offer, we are also offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for convertible preferred shares (the “Exit Preferred Shares”) and common shares (the “Subscription DHL Common Shares” and, together with the Exit Preferred Shares, the “New Securities”), each to be issued by DHL (the “New Money Offering”), upon the terms and subject to the conditions set forth in this offering memorandum.

Existing Notes to be Tendered	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding(1)	Tender Consideration(2)(3)(4)	Early Tender Premium(4)	Total Tender Consideration(2)(3)(4)(5)
8.0% Subordinated Notes due 2026 co-issued by DIHL and DIFL (the “Existing Notes”)	25381XAC7 / US25381XAC74; G2770MAC2 / USG2770MAC22	$250,002,707

New Money Participants:

Option 1: (i) its pro rata share of (a) 13.05% of Class A common shares (the “Voting DHL Common Shares”) to be issued by DHL, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) the Pro Rata Portion (as defined herein) of the Exit Preferred Shares Offering Amount, in the form of Class A convertible preferred shares (the “Voting Exit Preferred Shares”) to be issued by DHL and Subscription DHL Common Shares, in the form of Voting DHL Common Shares

				New Money Participants: Option 1: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

New Money Participants:

Option 1: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Voting DHL Common Shares, and (iii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

			Option 2: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Class B convertible preferred shares (the “Non-Voting Exit Preferred Shares”) to be issued by DHL and Subscription DHL Common Shares, in the form of Voting DHL Common Shares	Option 2: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 2: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Voting DHL Common Shares, and (iii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

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Option 3: (i) pro rata share of (a) 13.05% of Class B common shares (the “Non-Voting DHL Common Shares”) to be issued by DHL, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares	Option 3: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 3: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares, and (iii) 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Option 4: (i) pro rata share of (a) 13.05% of Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares in each case, subject to the payment of the Subscription Price (as defined herein)

Option 4: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Option 4: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares, and (iii) 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes in each case, subject to the payment of the Subscription Price

Non-New Money Participants:

Option 5: pro rata share of (i) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (ii) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares

Non-New Money Participants: Option 5: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Non-New Money Participants:

Option 5: (i) pro rata share of (a) 13.05% Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Option 6: pro rata share of (i) 13.05% of Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (ii) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares	Option 6: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 6: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, and (ii) 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

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(1)	As of the date of this offering memorandum.

(2)	No payment will be made in respect of accrued interest on the Existing Notes accepted in the Exchange Offer.

(3)	Based on the aggregate principal amount outstanding of the Existing Notes, including accrued and unpaid interest, as of August 15, 2023. References to a percentage of DHL Common Shares refer to a percentage of the total number of DHL Common Shares to be issued upon consummation of the Concurrent Schemes (as defined herein).

(4)	If all Eligible Holders validly tender their Existing Notes by the Early Tender Date, then the aggregate amount of DHL Common Shares issued on account of the Early Tender Premium would be 0.63% of the DHL Common Shares, and the aggregate amount of DHL Common Shares issued on account of the Tender Consideration would be 12.42% of the DHL Common Shares as a result of the dilution by the Early Tender Premium.

(5)	Includes the applicable Early Tender Premium.

The Exchange Offer is conditioned upon the consummation of the Concurrent Transactions (as defined herein) substantially concurrently with the settlement of the Exchange Offer (the “Concurrent Transactions Condition”). The Concurrent Transactions are described in “Description of the Concurrent Transactions.” For details on the conditions to the Exchange Offer, see “Description of the Exchange Offer, Solicitation and Scheme—Conditions to the Exchange Offer and Solicitation.”

Subject to applicable law and the terms of the RSA, the Exchange Offer may be amended, extended, terminated or withdrawn at any time and for any reason, including if any of the conditions described above are not satisfied or waived by the Expiration Date.

Scheme of Arrangement

If we receive valid tenders not validly withdrawn from Eligible Holders holding at least 75% of the outstanding principal amount of the Existing Notes (the “75% Condition”) by the Early Tender Date, DIHL and DIFL expect to propose a scheme of arrangement pursuant to section 99 of the Bermuda Companies Act (the “Bermuda Companies Act”) in respect of the Existing Notes (a “Scheme”), rather than consummate the Exchange Offer. The Scheme would include four classes of creditors, consisting of holders of the Existing Notes, the Existing DIFL Secured Notes (as defined herein), the Existing DIFL Unsecured Notes (as defined herein) and the Existing DIFL Term Loans (as defined herein). The Scheme would be inter-conditional with the Concurrent DL Scheme (as defined herein). The terms of the Scheme with respect to the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans, as well as the Concurrent DL Scheme, are described in “Description of Concurrent Transactions.” We will consummate the Concurrent DIFL Scheme (as defined herein) with respect to the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans if we satisfy the conditions to consummate the Concurrent DIFL Scheme, even if we do not achieve the 75% Condition in this Exchange Offer. If DIHL and DIFL propose a Scheme with respect to the Existing Notes, the Expiration Date (as defined herein) will be extended until the Scheme is consummated. For the avoidance of doubt, we reserve the absolute right, subject to the terms of the RSA, to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

We can provide no assurance that a Scheme, if commenced, can or will be completed. If DIHL and DIFL propose a Scheme with respect to the Existing Notes, the Exchange Offer will not be terminated until the Scheme is consummated. If we propose a Scheme, DHL will not be a Scheme company but will deliver an undertaking to the Supreme Court of Bermuda (the “Bermuda Court”) that it shall take all action necessary to implement the terms of the Scheme, including issuing the New Securities.

If the 75% Condition is not satisfied or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), following the effectiveness of the Proposed Covenant Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we may determine to transfer all of the assets of DIFL and each of the guarantors that guarantees the Existing Notes (each, a “Guarantor” and collectively, the “Guarantors”) to newly created subsidiaries to be indirectly owned by New DHL (as defined below) (collectively, the “Asset Transfers”), none of which will be obligors of the Existing Notes. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released (the “Collateral Release”). Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date (as defined herein). As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline (as defined herein), which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes likely will not be able to recover any interest or principal on their Existing Notes as a result of the Asset Transfers and Collateral Release. In addition, if the 66 2/3% Condition (as defined herein) is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes.” If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, then, upon consummation of the Concurrent Transactions, (i) the newly created entity to which the assets of DIFL have been transferred (such entity, “New DIFL”) will issue the New DIFL Secured Notes (as defined herein) that will be guaranteed on a senior secured basis by (a) a newly created direct parent of New DIFL (such direct parent of New DIFL, “New DIHL”) and (b) certain subsidiaries of New DIFL, including the newly created subsidiary entities resulting from the Asset Transfers and Collateral Release (collectively, the “New Guarantors”), (ii) Digicel MidCo Limited (“DML”), a newly incorporated entity in Bermuda that will become, on or before the Scheme Closing Date (as defined herein) as part of the Corporate Reorganization, a direct subsidiary of New DHL and the direct parent of New DIHL, will issue the New DML Unsecured Notes (as defined herein) and (iii) a newly created direct parent of DML (such entity, “New DHL”), rather than

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DHL, will issue the Exit Preferred Shares and the DHL Common Shares, as described in “Description of the Concurrent Transactions.” If we effectuate the Asset Transfers and Collateral Release, references in the offering memorandum to “DHL” and “Digicel Holdings (Bermuda) Limited” shall also be deemed to refer to New DHL, references to “DIHL” and “Digicel Intermediate Holdings Limited” shall also be deemed to refer to New DIHL and references to “DIFL” and “Digicel International Finance Limited” shall also be deemed to refer to New DIFL, in each case unless context otherwise requires.

The Proposed Covenant Amendments will become effective with respect to the Existing Indenture upon the receipt of consents from Eligible Holders holding the majority of the outstanding aggregate principal amount of the Existing Notes, and the Proposed Guarantee Release Amendments will become effective with respect to the Existing Indenture upon the receipt of consents from Eligible Holders holding 66 2/3% of the outstanding aggregate principal amount of the Existing Notes, in each case even if we do not consummate the Exchange Offer or DIHL and DIFL do not commence a Scheme with respect to the Existing Notes.

New Money Offering

In connection with the Exchange Offer, we are offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for their Pro Rata Portion of (a) up to $110 million of the Exit Preferred Shares, which amount shall be reduced by any amounts, other than the Interim Distribution (as defined herein), recovered on account of intercompany loans owed by Digicel Group Holdings Limited (“DGHL”) to Digicel Limited (“DL”) or any of DL’s subsidiaries prior to the Funding Notice Date (as defined herein) (such dollar amount of Exit Preferred Shares, as reduced by such recoveries, the “Exit Preferred Shares Offering Amount”) and (b) a number of DHL Common Shares equal to (x) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Scheme and, if applicable, the Concurrent Transactions multiplied by (y) a fraction, the numerator of which is the Exit Preferred Shares Offering Amount and the denominator of which is $110 million (such number of DHL Common Shares rounded down to the nearest whole share, the “Subscription DHL Common Shares” and the number of DHL Common Shares equal to the difference between (i) 20% of the DHL Common Shares to be outstanding immediately after consummation of the Scheme and, if applicable, the Concurrent Transactions and (ii) the Subscription DHL Common Shares, the “Rights Offering Equity Adjustment”). Eligible Holders that tender their Existing Notes in the Exchange Offer may, at the time of their tender, subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 (such Eligible Holders that subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the “New Money Participants”). To be eligible to receive their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Exchange Agent by the Funding Deadline (as defined herein) cash by wire transfer of immediately available funds in an amount equal to the subscription price (the “Subscription Price”) with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. “Pro Rata Portion” means, for any New Money Participant, (x) the aggregate principal amount outstanding of Existing Notes, including accrued and unpaid interest as of August 15, 2023, tendered by such New Money Participant in the Exchange Offer and for which such New Money Participant has elected Option 1, Option 2, Option 3 or Option 4 divided by (y) the aggregate principal amount outstanding of Existing Notes and Existing DL Notes (as defined herein), in each case including accrued and unpaid interest as of August 15, 2023. For the avoidance of doubt, Eligible Holders that subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. The Exit Preferred Shares and the Subscription DHL Common Shares will be issued on the Settlement Date (as defined herein) as part of the settlement of the Exchange Offer.

At least 15 business days prior to the Settlement Date (the “Funding Notice Date”), the Exchange Agent will deliver to the Nominee of each New Money Participant a notice (the “Funding Notice”) stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Exchange Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price by 5:00 p.m., New York City time on the date that is 10 business days prior to the Settlement Date (such deadline, as may be extended, the “Funding Deadline”). Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Exchange Agent includes the relevant Voluntary Offer Instruction (“VOI”) number (or Euroclear (as defined herein) or Clearstream (as defined herein) reference number) related to the ATOP tender of such Eligible Holder’s Existing Notes in the memo field in such wire so that the Exchange Agent may identify the Eligible Holder submitting payment. See “Description of the Exchange Offer, Scheme and Solicitation—The New Money Offering.” New Money Participants that fail to deliver all or a portion of the applicable Subscription Price to the Exchange Agent by the Funding Deadline (such Eligible Holder, a “Defaulting Holder”) will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the Exchange Offer and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

New Securities

The Exit Preferred Shares will be issued by DHL and will be senior to any existing or future equity securities of DHL, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution. The dividends on the Exit Preferred Shares will be equal to 12% per annum, accruing on a daily basis on the Accreted Liquidation Preference (as defined herein), whether or not declared and paid, and compounded annually in arrears and become part of the Accreted Liquidation Preference of the Exit Preferred Shares to the extent not paid in cash on the applicable dividend payment date; provided that, the dividends on the Exit Preferred Shares will increase by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed under the definitive documentation with respect to the Exit Preferred Shares) of DHL’s obligations, covenants, representations, warranties or agreements under the terms governing the Exit Preferred Shares. The Exit Preferred Shares, to the extent not redeemed in cash, will (i) at DHL’s option, be convertible to DHL Common Shares at any time after the third anniversary of the Settlement Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of

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the Settlement Date, in each case at a conversion price based on the Accreted Liquidation Preference divided by an equity value of $400 million (after giving effect to such conversion). In addition, the Exit Preferred Shares will be mandatorily redeemable in cash from time to time with 100% of the gross cash proceeds of repayments of certain intercompany loans, subject to a cap equal to the Exit Preferred Shares Offering Amount; provided that DHL may defer such mandatory cash redemption to the extent that DIFL and its subsidiaries are projected in good faith by the board of directors of DHL to have less than $100 million of unrestricted cash and cash equivalents at any time during the six full calendar months after giving effect to such redemption. There will be two classes of Exit Preferred Shares: Voting Exit Preferred Shares, which will have the right to vote on an as-converted basis with respect to any matter on which holders of the Voting DHL Common Shares are entitled to vote, and Non-Voting Exit Preferred Shares, which will not have any voting rights. The Exit Preferred Shares are described further under “Description of the Exit Preferred Shares.” After the Expiration Date and until the earlier of (i) 15 days before the Scheme Closing Date and (ii) December 15, 2023, the Company may, in its sole discretion, permit holders of Existing Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing Notes that wish to make any such change following the Expiration Date should contact the Exchange Agent, and the Exchange Agent shall relay the request to the Company for review.

The DHL Common Shares will be issued by DHL. Eligible Holders must elect between two classes of DHL Common Shares: Voting DHL Common Shares, which will have voting rights of one vote per share, and Non-Voting DHL Common Shares, which will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Securities—Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders.” Upon consummation of the Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming (i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all Eligible Holders elect to receive Voting Exit Preferred Shares, and will vote together in a single class with the holders of the DHL Common Shares on an as-converted basis. See “Risk Factors—Risks Relating to the New Securities—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement (as defined herein). The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.” The DHL Common Shares are described under “Description of the DHL Common Shares.” We expect to obtain ISINs for the New Securities. After the Expiration Date and until the earlier of (i) 15 days before the Scheme Closing Date and (ii) December 15, 2023, the Company may, in its sole discretion, permit holders of Existing Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing Notes that wish to make any such change following the Expiration Date should contact the Exchange Agent, and the Exchange Agent shall relay the request to the Company for review.

The New Securities will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, each Eligible Holder must complete and submit an Equity Registration Form attached hereto as Exhibit B (the “Equity Registration Form”), as further described under “Book Entry, Delivery and Form.” The issuance of the New Securities has not been, and will not be, registered with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction. The New Securities may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See “Transfer Restrictions.”

Holders Eligible to Participate in the Exchange Offer and Solicitation

Only persons holding Existing Notes who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act (“Rule 144A”) or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (“Regulation S”) and that are not acquiring the New Securities for the account or benefit of a U.S. person are authorized to receive and review this offering memorandum and participate in the Exchange Offer (such persons, “Eligible Holders”). References in this offering memorandum to “holders” are to “Eligible Holders” unless otherwise stated or the context otherwise requires. Eligible Holders of Existing Notes that wish to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares but do not wish to tender their Existing Notes should contact DHL for further instructions.

Restructuring Support Agreement and Backstop Commitment Agreement

Pursuant to a Restructuring Support Agreement dated June 27, 2023 (the “RSA”), certain holders of approximately 52.3% of the aggregate outstanding principal amount of the Existing Notes have committed to tender their Existing Notes in the Exchange Offer prior to the Early Tender Date. In addition, pursuant to the RSA, certain holders of Existing Notes that have signed the RSA will receive an aggregate of 1.32% of DHL Common Shares upon consummation of the Exchange Offer or the Scheme, as applicable.

In addition, certain holders (the “Backstop Parties”) have entered into a Backstop Commitment Agreement dated June 27, 2023 (the “Backstop Commitment Agreement”) pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Exit Preferred Shares Offering Amount to the extent such amount is not funded by holders of the Existing Notes and the Existing DL Notes, including as a result of failures by a Defaulting Holder to fund by the Funding Deadline (such unfunded amount, the “Shortfall”), in exchange for $11 million payable in Exit Preferred Shares and 2.0% of DHL Common Shares (the “Backstop Payment”).

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Unless otherwise indicated or the context otherwise requires, all references in this offering memorandum to “Digicel Holdings (Bermuda) Limited,” the “Company,” “DHL,” “we,” “our,” “ours,” or “us” or similar terms refer to Digicel Holdings (Bermuda) Limited and its subsidiaries. As used in this offering memorandum, the terms “Digicel Limited” and DL” refer solely to Digicel Limited, the direct parent of DHL, and not its subsidiaries. We refer to each of DIHL and DIFL as the “Existing Notes Issuer” and together as the “Existing Notes Issuers.” The terms “Digicel Group Holdings Limited” and “DGHL” refer solely to Digicel Group Holdings Limited, the direct parent of DL, and not its subsidiaries. References to “DHL” and “Digicel Holdings (Bermuda) Limited” refer to DHL or New DHL, as the context requires. References to “DIHL” and “Digicel Intermediate Holdings Limited” refer to DIHL or New DIHL, as the context requires. References to “DIFL” and “Digicel International Finance Limited” refer to DIFL or New DIFL, as the context requires. We refer to each of the Voting Exit Preferred Shares and the Non-Voting Exit Preferred Shares as the “Exit Preferred Shares.” We refer to each of the Voting DHL Common Shares and the Non-Voting DHL Common Shares as the “DHL Common Shares.” We refer to the Exit Preferred Shares and the DHL Common Shares, including the Subscription DHL Common Shares, collectively as the “New Securities.”

See “Risk Factors” beginning on page 26 to read about important factors you should consider before you decide to participate in the Exchange Offer and Solicitation.

The date of this offering memorandum is August 21, 2023

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The New Securities will only be issued in whole shares. If a tendering Eligible Holder would otherwise be entitled to receive a number of New Securities that is not a whole number of shares, such number of New Securities will be rounded down to the nearest whole share, and such Eligible Holder will receive this rounded number of New Securities, and no additional cash will be paid in lieu of any number of New Securities not received as a result of rounding down.

The Exchange Offer is subject to the satisfaction or waiver of certain conditions set forth in this offering memorandum, including, without limitation, the Concurrent Transactions Condition. The Expiration Date may be extended until the Concurrent Transactions Condition can be satisfied.

Subject to applicable law and the terms of the RSA, and as set forth herein, we expressly reserve the right, in our sole discretion, to extend or amend the Exchange Offer in any respect, in each case without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, and to terminate the Exchange Offer if any condition to such Exchange Offer is not satisfied or waived by the Expiration Date. We may, at any time prior to the Expiration Date, waive any condition to the Exchange Offer in our sole discretion (including the Concurrent Transactions Condition) without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA. If we waive or amend any such condition, we do not expect to extend the Withdrawal Deadline or otherwise reinstate withdrawal rights, subject to applicable law and the terms of the RSA. Subject to applicable law and the terms of the RSA, we may terminate the Exchange Offer if any of the conditions described under “Description of the Exchange Offer, Solicitation and Scheme—Conditions to the Exchange Offer and Solicitation” are not satisfied or waived by the Expiration Date.

In order to tender Existing Notes pursuant to the Exchange Offer, Eligible Holders will be required, at the time of such tender, to certify to us that they (i) have validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by them pursuant to the Exchange Offer, (ii) will not validly withdraw any such tender of any Existing Notes unless they validly withdraw their tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, the Scheme or the Concurrent Transactions. See “Description of the Concurrent Transactions” for a description of the Concurrent Transactions. To validly tender Existing Notes, such Existing Notes must be actually transferred electronically, pursuant to the procedures for book-entry transfer described herein via The Depository Trust Company (“DTC”) (using DTC’s Automated Exchange Offer Program (“ATOP”) system). Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law and the terms of the RSA. For further details, see “Description of the Exchange Offer, Solicitation and Scheme—Certification of Participation in the Exchange Offer.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, Eligible Holders must (i) subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 at the time they tender their Existing Notes via ATOP and (ii) deliver cash to the Exchange Agent in an amount equal to the Subscription Price by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the Exchange Offer and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

Tenders of Existing Notes pursuant to the Exchange Offer may be validly withdrawn at any time prior to the Withdrawal Deadline but not thereafter. Existing Notes may only be withdrawn from the Exchange Offer if the Eligible Holder also validly withdraws its tender of all other Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of any election to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares, the related consents to the Proposed Amendments to the Existing Indenture and the Instructions. The consents to the Proposed Amendments and the Instructions may only be revoked by validly withdrawing the tendered Existing Notes prior to the Withdrawal Deadline. Tenders (including any corresponding election to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares), consents and the Instructions submitted in the Exchange Offer after the

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Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

Upon the terms and subject to the conditions of the Exchange Offer, the settlement date for the Exchange Offer, including the issuance of the Exit Preferred Shares and the Subscription DHL Common Shares in the New Money Offering (the “Settlement Date”), will occur as soon as practicable after the Expiration Date and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date; provided, however, that If DIHL and DIFL elect to commence a Scheme with respect to the Existing Notes, then the Settlement Date will occur as soon as practicable after the Scheme becomes effective and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date.

There is currently no market for the New Securities. Accordingly, we cannot assure you that any active trading market for the New Securities will develop or be maintained. If you do not tender your Existing Notes or if you tender Existing Notes that are not accepted for exchange, they will remain outstanding, unless DIHL and DIFL consummate a Scheme with respect to the Existing Notes, in which case all Existing Notes will be exchanged for DHL Common Shares pursuant to the terms of the Scheme.

If we consummate the Exchange Offer rather than the Scheme, then, pursuant to the terms of the RSA, following the effectiveness of the Proposed Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we will transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes likely will not be able to recover any interest or principal on their Existing Notes as a result of the Asset Transfers and Collateral Release. For a discussion of this and other risks, see “Risk Factors.”

From time to time after completion of the Exchange Offer, we or our affiliates may purchase additional outstanding Existing Notes in the open market, in privately negotiated transactions, through tender offers, exchange offers or otherwise, or we may redeem Existing Notes that are able to be redeemed, pursuant to their terms. Any future purchases, exchanges or redemptions may be on the same terms or on terms that are more or less favorable to holders of Existing Notes than the terms of the Exchange Offer. Any future purchases, exchanges or redemptions by us or our affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we or our affiliates may choose to pursue in the future.

All of the Existing Notes are held in book entry form through the facilities of DTC and its participants. To tender your Existing Notes for DHL Common Shares, you must instruct your Nominee to further instruct the DTC participant through which your Existing Notes are held to tender your Existing Notes through the DTC ATOP by the Expiration Date to receive the applicable Tender Consideration. See “Description of the Exchange Offer, Solicitation and Scheme.”

NONE OF US, THE EXISTING NOTES ISSUERS, THE TRUSTEE WITH RESPECT TO THE EXISTING NOTES, THE EXCHANGE AGENT OR THE INFORMATION AGENT (AS DEFINED HEREIN), OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER ELIGIBLE HOLDERS OF EXISTING NOTES SHOULD TENDER THEIR EXISTING NOTES FOR THE APPLICABLE TENDER CONSIDERATION IN RESPONSE TO THE TENDER OFFER, SUBSCRIBE FOR THE EXIT PREFERRED SHARES AND THE SUBSCRIPTION DHL COMMON SHARES, CONSENT TO THE PROPOSED AMENDMENTS TO THE EXISTING INDENTURE AND DELIVER THE INSTRUCTIONS.

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IMPORTANT INFORMATION

This offering memorandum is confidential. This offering memorandum has been prepared solely for use in connection with the Exchange Offer and Solicitation described in this offering memorandum and is only available to investors who have certified that they are Eligible Holders for the purposes of the Exchange Offer and Solicitation. Eligible Holders are authorized to use this offering memorandum solely for the purpose of considering the tender of Existing Notes pursuant to the Exchange Offer and Solicitation. This offering memorandum is personal to each Eligible Holder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire securities. Distribution of this offering memorandum to any person other than an Eligible Holder and any person retained to advise such Eligible Holder with respect to its investment decision is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each Eligible Holder, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no photocopies of this offering memorandum.

Only registered holders are entitled to tender Existing Notes. A beneficial owner whose Existing Notes are registered in the name of a Nominee must contact such Nominee if such beneficial owner desires to tender Existing Notes so registered. Beneficial owners should be aware that their Nominee may establish its own earlier deadlines for participation in the Exchange Offer and Solicitation. Accordingly, beneficial owners wishing to participate in the Exchange Offer and Solicitation should contact their Nominee as soon as possible in order to determine the times by which such beneficial owner must take action in order to participate in the Exchange Offer. See “Description of the Exchange Offer, Solicitation and Scheme—Procedures for Tendering.”

We have engaged Epiq Corporate Restructuring, LLC (or its designee or affiliate) to act as the exchange agent (the “Exchange Agent”) and the information agent (the “Information Agent”) for the Exchange Offer.

Questions concerning tender procedures and requests for additional copies of this offering memorandum may be directed to the Information Agent at its address and telephone number on the back cover of this offering memorandum. Beneficial owners of the Existing Notes should also contact their Nominee for assistance regarding the Exchange Offer and Solicitation.

There are no guaranteed delivery provisions provided for in conjunction with the Exchange Offer under the terms of this offering memorandum. Tendering holders must tender their Existing Notes in accordance with the procedures set forth under “Description of the Exchange Offer, Solicitation and Scheme—Procedures for Tendering.”

We have not authorized anyone to provide you with any information other than that contained in this offering memorandum or to which we have referred to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this offering memorandum is accurate as of any date other than the date on the front of this offering memorandum.

This offering memorandum contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

In making any investment decision, prospective investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this offering memorandum, as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations.

Neither the SEC, any state securities commission nor any other regulatory authority has approved or disapproved the securities, nor have any of the foregoing authorities passed upon or endorsed the merits of the Exchange Offer, the Solicitation or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

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The New Securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction pursuant to registration or exemption from registration. In addition, certain transfers of the New Securities shall require the prior consent of the Bermuda Monetary Authority. As a prospective investor, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please refer to the sections in this offering memorandum entitled “Transfer Restrictions” and “Risk Factors—Risks Relating to the New Securities—The New Securities are subject to restrictions on transfer.”

Each Eligible Holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this offering memorandum and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of New Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of us nor any of our representatives shall have any responsibility therefor.

Each Eligible Holder receiving this offering memorandum acknowledges that (1) it is an Eligible Holder, (2) it has been afforded an opportunity to request and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information in this offering memorandum, (3) this offering memorandum relates to an offering that is exempt from registration under the U.S. Securities Act and may not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities and (4) no person has been authorized to give information or to make any representation concerning us, the Exchange Offer, the Solicitation or the New Securities, other than as contained in this offering memorandum in connection with an investor’s examination of us and the terms of the Exchange Offer and the Solicitation.

The consent of the Bermuda Monetary Authority will be required under Bermuda’s Exchange Control Act of 1972 (and its related regulations) for the issue and transfer of the New Securities to and between non-residents of Bermuda for exchange control purposes to the extent any such issue or transfer would result in a holder becoming entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the Voting DHL Common Shares and the Voting Exit Preferred Shares voting together as a single class. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for DL, DHL, DML, DIHL or DIFL’s financial soundness or the correctness of any of the statements made or opinions expressed in this offering memorandum.

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NOTICE TO INVESTORS

This offering memorandum does not constitute an offer of, or an invitation to participate in, the Exchange Offer and Solicitation to any person in any jurisdiction in which it would be unlawful to make such offer or invitation or tender offer under applicable securities law or blue sky laws. Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, exchanges, offers or sells New Securities or Existing Notes or possesses or distributes this offering memorandum and must obtain any consent, approval or permission required by it for the purchase, exchange, offer or sale by it of New Securities and Existing Notes, as the case may be, in connection with the Exchange Offer under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, exchanges, offers or sales in connection with the Exchange Offer, and none of us or any of our representatives shall have any responsibility therefor.

Notice to Investors in the EEA

The New Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “EEA PRIIPs Regulation”) for offering or selling the New Securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling the New Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the EEA PRIIPs Regulation. This offering memorandum has been prepared on the basis that any offer of New Securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Securities. This offering memorandum is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Investors in the UK

The New Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Securities or otherwise making them available to retail investors in the UK has been or will be prepared and therefore offering or selling the New Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. In the UK, this offering memorandum is for distribution only to (i) persons who are investment professionals falling within Article 19 paragraph 5 of the FSMA, (ii) persons falling within Article 49 paragraph 2 (a) to (d) of the FSMA (e.g., high-net-worth companies, unincorporated associations), or (iii) other persons to whom it may be lawfully communicated in accordance with the FSMA (all such persons falling within the preceding clauses (i)-(iii) together being referred to as “Relevant Persons”). This offering memorandum is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. In the UK, any investment or investment activity to which this offering memorandum relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Investors in Canada

The New Securities may be offered or sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or

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subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New Securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the Exchange Offer and Solicitation.

Notice to Investors in Bermuda

The New Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003, the Exchange Control Act 1972 and the Companies Act 1981 and regulations promulgated thereunder, which regulate the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

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Page

Certain Terms Used in this Offering Memorandum	2
Forward-Looking Statements	7
Presentation of Financial and Other Information	9
Industry and Market Data	10
Trademarks	11
Important Times and Dates	12
Summary of the Exchange Offer and Solicitation	14
Risk Factors	26
Use of Proceeds	57
Description of the Company	58
Capitalization	61
Description of Other Indebtedness	63
Description of the Exchange Offer, Solicitation and Scheme	70
The Proposed Amendments	86
Description of the DHL Common Shares	89
Description of the Exit Preferred Shares	98
Description of the Concurrent Transactions	103
Book Entry, Delivery and Form	105
Material Bermuda and U.S. Tax Considerations	106
Transfer Restrictions	115
Service of Process and Enforcement of Judgments	117
Certain Insolvency Law and Local Law Limitations	121
Incorporation of Certain Documents by Reference	123
Legal Matters	124
Independent Accountants	125
Exhibit A—Nominee Instruction Form	A-1
Exhibit B—Equity Registration Form	B-1
Exhibit C—Financial Statements	F-1

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Certain Terms Used in this Offering Memorandum

Unless the context specifically indicates otherwise:

“66 2/3% Condition” has its meaning described in “The Proposed Amendments—The Proposed Guarantee Release Amendments.”

“75% Condition” has its meaning described on the cover of this offering memorandum.

“Accreted Liquidation Preference” has its meaning describe in “Description of the Exit Preferred Shares.”

“Asset Transfers” has its meaning described on the cover of this offering memorandum.

“ATOP” has its meaning described on the cover of this offering memorandum.

“Attorney-in-Fact” has its meaning described on the cover of this offering memorandum.

“Backstop Commitment Agreement” has its meaning described on the cover of this offering memorandum.

“Backstop Payment” has its meaning described on the cover of this offering memorandum.

“Backstop Parties” has its meaning described on the cover of this offering memorandum.

“Bermuda Companies Act” has its meaning described on the cover of this offering memorandum.

“Bermuda Court” has its meaning described on the cover of this offering memorandum.

“Bridge Facilities” refers to the two delayed draw term facilities with commitments in an aggregate principal amount of $60 million entered into on June 27, 2023.

“Clearstream” refers to Clearstream Banking, S.A.

“Collateral Release” has its meaning described on the cover of this offering memorandum.

“Commitment Payment” has its meaning described in “Description of the Concurrent Transactions.”

“Concurrent DIFL Scheme” has its meaning described in “Description of the Concurrent Transactions.”

“Concurrent DL Scheme” has its meaning described in “Description of the Concurrent Transactions.”

“Concurrent Schemes” has its meaning described in “Description of the Concurrent Transactions.”

“Concurrent Transactions” has its meaning described in “Description of the Concurrent Transactions.”

“Concurrent Transactions Condition” has its meaning described on the cover of this offering memorandum.

“Conyers” refers to Conyers Corporate Services (Bermuda) Limited, DHL’s company secretary.

“Corporate Reorganization” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Defaulting Holder” has its meaning described on the cover of this offering memorandum.

“DGHL” has its meaning described on the cover of this offering memorandum.

“DGHL Convertible Notes” refers to the 7.00% PIK Perpetual Convertible Notes issued by DGHL.

“DGHL Scheme” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

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“DGHL Settlement Agreement” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“DGHL Transactions” has its meaning described in “Description of the Concurrent Transactions—DGHL Transactions.”

“DGHL Unsecured Notes” refers to the 8.0% Senior Cash Pay/PIK Notes due 2025 issued by DGHL.

“DHL” has its meaning described on the cover of this offering memorandum.

“DHL Common Shares” has its meaning described on the cover of this offering memorandum.

“DIFL” has its meaning described on the cover of this offering memorandum.

“DIFL Facility” refers, collectively, to the Term A Loan DIFL Facility, the Term B Loan DIFL Facility and the Revolving DIFL Facility.

“DIFL Guarantors” refer to each of the subsidiaries of DIFL that guarantee the DIFL Facility.

“DIHL” has its meaning described on the cover of this offering memorandum.

“DL” has its meaning described on the cover of this offering memorandum.

“DML” has its meaning described on the cover of this offering memorandum.

“DTC” has its meaning described on the cover of this offering memorandum.

“Early Tender Date” has its meaning described on the cover of this offering memorandum.

“Early Tender Premium” has its meaning described on the cover of this offering memorandum.

“ECTEL” refers to the Eastern Caribbean Telecommunications Authority.

“Eligible Holders” has its meaning described on the cover of this offering memorandum.

“Equity Registration Form” refers to the Equity Registration Form attached hereto as Exhibit B.

“Euroclear” refers to Euroclear Bank S.A./N.V., as operator of the Euroclear System.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has its meaning described on the cover of this offering memorandum.

“Exchange Offer” has its meaning described on the cover of this offering memorandum.

“Existing DIFL Secured Notes” refers to the 8.750% Senior Secured Notes due 2024 co-issued by DIHL and DIFL.

“Existing DIFL Term Loans” refers to the Term B loans under that certain First Lien Credit Agreement dated May 25, 2017 among DHL, as Holdings, DIFL, as Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Existing DIFL Unsecured Notes” refers to the 13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIHL and DIFL.

“Existing DL Notes” refers to the 6.750% Senior Notes due 2023 issued by DL.

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“Existing DL Notes Commitment Payment” refers to the Commitment Payment to certain holders of the Existing DL Notes.

“Existing Indenture” has its meaning described on the cover of this offering memorandum.

“Existing Notes” has its meaning described on the cover of this offering memorandum.

“Existing Notes Commitment Payment” refers to the Commitment Payment to certain holders of the Existing Notes.

“Exit Preferred Shares” has its meaning described on the cover of this offering memorandum.

“Exit Preferred Shares Offering Amount” has its meaning described on the cover of this offering memorandum.

“Expiration Date” has its meaning described on the cover of this offering memorandum.

“Funding Deadline” has its meaning described on the cover of this offering memorandum.

“Funding Notice” has its meaning described on the cover of this offering memorandum.

“Funding Notice Date” has its meaning described on the cover of this offering memorandum.

“Guarantors” has its meaning described on the cover of this offering memorandum.

“Holding Trust” refers to the trust established for the purposes of holding the New Securities payable upon consummation of the Exchange Offer or the Scheme, as applicable.

“IASB” refers to the International Accounting Standards Board.

“IFRS” refers to the International Financial Reporting Standards.

“Information Agent” has its meaning described on the cover of this offering memorandum.

“Instructions” has its meaning described on the cover of this offering memorandum.

“Interim Distribution” refers to the $76.5 million paid by DGHL to DIFL and DL pursuant to that certain validation order entered by the Bermuda Court on June 16, 2023 in connection with the winding-up petition against DGHL filed by Solus Long-Term Opportunities Fund Master LP in the Bermuda Court, Matter No. 77 of 2023.

“MIP” refers to the management incentive plan to be in effect upon consummation of the Reorganization Transactions.

“New DHL” has its meaning described on the cover of this offering memorandum.

“New DIFL” has its meaning described on the cover of this offering memorandum.

“New DIFL Credit Facility” refers to a new term facility to be entered into on the Scheme Closing Date.

“New DIFL Credit Facility Closing Date” refers to the date of entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans.

“New DIFL Secured Notes” refers to the new Senior Secured First Lien Notes due 2027 to be co-issued by DIHL and DIFL upon consummation of the Concurrent Transactions.

“New DIFL Secured Notes Amount” refers to the aggregate principal amount outstanding of the Existing DIFL Secured Notes on the Scheme Closing Date.

“New DIFL Term Loan Amount” refers to an aggregate principal amount equal to the aggregate principal amount outstanding under the Existing DIFL Term Loans as of the New DIFL Credit Facility Closing Date.

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“New DIFL Term Loans” refers to the new Term B loans denominated in U.S. dollars to be borrowed by us under the New DIFL Credit Facility.

“New DIHL” has its meaning described on the cover of this offering memorandum.

“New DML Unsecured Notes” refers to the new Senior Unsecured Notes due 2028 to be issued by DML upon consummation of the Concurrent Transactions.

“New DML Unsecured Notes Amount” refers to the aggregate principal amount outstanding of the Existing DIFL Unsecured Notes on the Scheme Closing Date plus any accrued and unpaid PIK Interest on the Existing DIFL Unsecured Notes on the Scheme Closing Date.

“New Guarantors” has its meaning described on the cover of this offering memorandum.

“New Money Offering” has its meaning described on the cover of this offering memorandum.

“New Money Participants” has its meaning described on the cover of this offering memorandum.

“New Notes” refers, collectively, to the New DIFL Secured Notes and the New DML Unsecured Notes.

“New Securities” has its meaning described on the cover of this offering memorandum.

“Nominee” has its meaning described on the cover of this offering memorandum.

“Nominee Instruction Form” has its meaning described on the cover of this offering memorandum.

“Non-Voting DHL Common Shares” has its meaning described on the cover of this offering memorandum.

“Non-Voting Exit Preferred Shares” has its meaning described on the cover of this offering memorandum.

“offering memorandum” has its meaning described on the cover of this offering memorandum.

“OUR” refers to the Office of Utilities Regulation, the regulator in Jamaica.

“PFIC” refers to a passive foreign investment company.

“PIK Interest” refers to the payment of interest on an instrument by increasing the outstanding principal amount thereof, or in the case of notes, by issuing additional notes rounded up to the nearest $1.00.

“Pro Rata Portion” has its meaning described on the cover of this offering memorandum.

“Proposed Amendments” has its meaning described on the cover of this offering memorandum.

“Proposed Covenant Amendments” has its meaning described on the cover of this offering memorandum.

“Proposed Guarantee Release Amendments” has its meaning described on the cover of this offering memorandum.

“Proxy Solicitation” has its meaning described in “Description of the Concurrent Transactions.”

“Regulation S” has its meaning described on the cover of this offering memorandum.

“Reorganization Transactions” has its meaning described in “Description of the Company—Corporate Reorganization and Group Structure.”

“Revolving Credit Loans” refers to the $100.0 million of revolving credit loans denominated in U.S. dollars.

“Revolving DIFL Facility” refers to the DIFL Facility comprising of the Revolving Credit Loans.

“Rights Offering Equity Adjustment” has its meaning described on the cover of this offering memorandum.

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“RSA” has its meaning described on the cover of this offering memorandum.

“Rule 144A” has its meaning described on the cover of this offering memorandum.

“Scheme” has its meaning described on the cover of this offering memorandum.

“Scheme Closing Date” refers to the date on which the New Securities are issued in connection with the consummation of the Reorganization Transactions.

“Scheme Effective Date” refers to the date upon which all of the conditions to the effectiveness of the Scheme has been satisfied.

“SEC” has its meaning described on the cover of this offering memorandum.

“Services Agreement” has its meaning described in “Description of the Concurrent Transactions—Services Agreement.”

“Settlement Date” has its meaning described on the cover of this offering memorandum.

“Shortfall” has its meaning described on the cover of this offering memorandum.

“Solicitation” has its meaning described on the cover of this offering memorandum.

“Strike Price” refers to an enterprise value of $4 billion.

“Subscription DHL Common Shares” has its meaning described on the cover of this offering memorandum.

“Subscription Price” has its meaning described on the cover of this offering memorandum.

“Telstra Proceeds” refers to the future sale proceeds arising from DGHL’s sale of Digicel Pacific Limited to Telstra Corporation Limited.

“Tender Consideration” has its meaning described on the cover of this offering memorandum.

“Term A Loan DIFL Facility” refer, collectively, to the DIFL Facility comprising of $236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros.

“Term B Loan DIFL Facility” refers to the DIFL Facility comprising of $955.0 million of Term B loans denominated in U.S. dollars.

“Total Tender Consideration” has its meaning described on the cover of this offering memorandum.

“Trustee” has its meaning described on the cover of this offering memorandum.

“U.S. Securities Act” has its meaning described on the cover of this offering memorandum.

“VOI number” has its meaning described on the cover of this offering memorandum.

“Voting DHL Common Shares” has its meaning described on the cover of this offering memorandum.

“Voting Exit Preferred Shares” has its meaning described on the cover of this offering memorandum.

“we,” “our, ” “ours,” “us” or the “Company” has its meaning described on the cover of this offering memorandum.

“Withdrawal Deadline” has its meaning described in “Important Times and Dates.”

“Work Payments” refers to payments to certain holders that signed the RSA to reimburse their financial and legal expenses in recognition of the substantial time and resources that those holders have spent in negotiating and assisting the Company in launching of the Concurrent Schemes.

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Forward-Looking Statements

This offering memorandum contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document, including, without limitation, in “Risk Factors.” These statements concern, among other things:

•	strategies, outlooks and growth prospects;

•	new products and services;

•	future plans and potential for future growth;

•	trends affecting our financial condition or results of operations;

•	liquidity, capital resources and capital expenditure;

•	growth in demand for our services;

•	economic outlook and industry trends;

•	development of our markets;

•	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

•	political instability in the markets in which we operate;

•	operating risks including natural disasters;

•	outbreaks of disease, such as the COVID-19 pandemic;

•	possible renewal of licenses;

•	competition in areas of our business; and

•	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	disruption of supplies and services from principal suppliers;

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•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances;

•	retention of key members of our management;

•	our ability to complete (a) the Exchange Offer or the Scheme, as applicable, on the terms contemplated in this offering memorandum and (b) the Concurrent Transactions; and

•	other factors discussed under “Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, as actual results could differ. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Please note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” of this offering memorandum. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

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Presentation of Financial and Other Information

This offering memorandum includes historical consolidated financial statements and certain financial data of DL and DIFL, which is a wholly-owned subsidiary of DIHL and an indirect wholly-owned subsidiary of DL and DHL.

DHL has no material assets, liabilities or operations other than its ownership of DIHL, and DIHL has no material assets, liabilities or operations other than its ownership of DIFL. As a result, the historical consolidated financial statements of DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 are substantially identical to those of DIFL. Therefore, we do not provide financial information with respect to DHL and DIHL as of, and for the fiscal years ended, March 31, 2023 and March 31, 2022 in this offering memorandum. See “Description of the Company—Corporate Reorganization and Group Structure” for a description of the changes to our corporate structure in connection with consummation of the Concurrent Schemes and, if applicable, the Concurrent Transactions.

We report under IFRS as issued by the IASB, and unless otherwise indicated, all financial data and discussions relating thereto in this offering memorandum are based upon financial statements prepared in accordance with IFRS, as issued by the IASB.

Rounding

Certain figures in this offering memorandum, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Currency

In this offering memorandum, references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars, references to “J$” or “Jamaican dollar” are to the Jamaican dollar, references to “HTG” or “Haitian Gourde” are to the Haitian Gourde, references to “TT$” or “Trinidad and Tobago dollar” are to the Trinidad and Tobago dollar and references to “euro” or “€” are to the euro.

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Industry and Market Data

This offering memorandum contains historical economic and industry data, and forecasts of such data. This information has been obtained from industry publications, market research and other independent third-party sources. Industry publications generally state that the historical information they provide has been obtained from sources and through methods believed to be reliable, but that they do not guarantee the accuracy and completeness of this information. Similarly, market research, while believed to be reliable, has not been independently verified by the Company. Market and industry statistics are inherently predictive and subject to uncertainty and are not necessarily reflective of actual market or industry conditions. Such statistics are based on market research which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market.

This offering memorandum also contains information about the markets in which the Company operates and its competitive position within those markets. The Company is not aware of any exhaustive industry or market reports that cover or address the market for its services and products, partially reflecting the unique nature of the markets in which the Company operates. In assembling the data relating to its markets, the Company has relied on information about the Company and its competitors’ financial performance and information obtained in connection with public tender processes in which the Company has participated. This information has not been certified by independent experts, and the Company cannot guarantee that a third-party using different methods to assemble, analyze or compile market data would obtain or generate the same results. As a result, potential investors should be aware that the economic and industry data and forecasts and estimates of market data included in this offering memorandum may not be reliable indicators of the Company’s future results.

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Trademarks

Digicel has proprietary rights to trademarks, service marks and trade names used in this offering memorandum, which are important to its business. Solely for convenience, Digicel has omitted the “®” and “™” designations for such trademarks, but such references are not intended to indicate, in any way, that it will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. Each trademark, trade name or service mark of any other company appearing in this offering memorandum belongs to its respective holder.

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Important Times and Dates

Please take note of the following important times and dates in connection with the Exchange Offer and Solicitation. These dates assume no extension of the Withdrawal Deadline or the Expiration Date.

Date	Time and Calendar Date	Event
Launch Date	August 21, 2023	The commencement of the Exchange Offer and Solicitation.
Early Tender Date	5:00 p.m., New York City time, on September 11, 2023, unless extended

The deadline for Eligible Holders to tender Existing Notes in order to be eligible to receive the applicable Total Tender Consideration for Existing Notes accepted for exchange in the Exchange Offer.

We reserve the right, subject to the terms of the RSA, to extend the Early Tender Date without extending the Withdrawal Deadline.

Withdrawal Deadline	5:00 p.m., New York City time, on September 11, 2023, unless extended	The deadline for Eligible Holders that validly tendered Existing Notes to validly withdraw such Existing Notes. By validly withdrawing the tendered Existing Notes, such Eligible Holder will also be deemed to validly revoke their consent to the Proposed Amendments with respect to such Existing Notes and validly revoke the Instructions, except in certain limited circumstances as set forth herein.
After the Withdrawal Deadline and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, as applicable, DIHL and DIFL and the Trustee will execute and deliver a supplemental indenture relating to the applicable Proposed Amendments with respect to the Existing Indenture immediately giving effect to such Proposed Amendments.
Expiration Date	5:00 p.m., New York City time, on September 19, 2023, unless extended	The deadline for Eligible Holders to tender Existing Notes in order to be eligible to receive the applicable Tender Consideration for Existing Notes accepted for exchange in the Exchange Offer and thereby also consent to the Proposed Amendments and deliver the Instructions.
Funding Notice Date	No later than 15 business days prior to the Settlement Date	The Exchange Agent will deliver the Funding Notice to the Nominee of each New Money Participant.

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Funding Deadline	5:00 p.m., New York City time, 10 business days prior to the Settlement Date	The deadline by which New Money Participants who are not Backstop Parties must deliver to the Exchange Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price. Defaulting Holders will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the Exchange Offer and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.
Backstop Funding Date	5:00 p.m., New York City time, 3 business days prior to the Settlement Date	The deadline for the Backstop Parties to deliver to the Exchange Agent cash by wire transfer of immediately available funds in an amount equal to the Shortfall pursuant to the Backstop Commitment Agreement (which deadline is subject to certain exceptions as set forth in the Backstop Commitment Agreement).
Settlement Date	As soon as practicable after the Expiration Date and receipt of funds on the Funding Deadline and the Backstop Funding Date

For Existing Notes validly tendered after the Early Tender Date (and not validly withdrawn) and accepted for exchange, payment of the applicable Tender Consideration (and payment of the applicable Total Tender Consideration for Existing Notes validly tendered (and not validly withdrawn) prior to the Early Tender Date and accepted for exchange). Issuance of the Exit Preferred Shares and Subscription DHL Common Shares to New Money Participants that are not Defaulting Holders.

If DIHL and DIFL elect to commence a Scheme with respect to the Existing Notes, then the Settlement Date will occur promptly after the Scheme becomes effective and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date.

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Summary of the Exchange Offer and Solicitation

The following is a brief summary of certain terms of the Exchange Offer and Solicitation. It may not contain all the information that is important to you. For additional information regarding the Exchange Offer, Solicitation and the New Securities, see “Description of the Exchange Offer, Solicitation and Scheme,” “Description of the DHL Common Shares” and “Description of the Exit Preferred Shares.” References to “we” in this summary refer to Digicel Holdings (Bermuda) Limited.

Existing Notes	$250,002,707 aggregate principal amount of 8.0% Subordinated Notes due 2026 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited.

DHL Common Shares

Common shares to be issued by Digicel Holdings (Bermuda) Limited

The DHL Common Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the DHL Common Shares, each Eligible Holder must complete and submit the Equity Registration Form, as further described under “Book Entry, Delivery and Form.”

Exchange Offer	We are offering to exchange any and all of the Existing Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for DHL Common Shares, upon the terms and subject to the conditions set forth in this offering memorandum. Eligible Holders of Existing Notes will be eligible to receive the applicable Total Tender Consideration set forth under “—Total Tender Consideration” below for Existing Notes validly tendered at or before the Early Tender Date and not validly withdrawn at or before the Withdrawal Deadline. For Existing Notes validly tendered after the Early Tender Date and at or before the Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive the applicable Tender Consideration set forth under “—Tender Consideration” below. The applicable Total Tender Consideration includes an applicable Early Tender Premium in an amount set forth under “—Early Tender Premium” below.

The Exit Preferred Shares

Convertible preferred shares to be issued by Digicel Holdings (Bermuda) Limited

The Exit Preferred Shares will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the Exit Preferred Shares, each Eligible Holder must complete and submit the Equity

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Registration Form, as further described under “Book Entry, Delivery and Form.”

New Money Offering	In connection with the Exchange Offer, we are offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares. Eligible Holders that tender their Existing Notes in the Exchange Offer may, at the time of their tender, subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4. To be eligible to receive their Pro Rata Portion of Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Exchange Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. See “Description of the Exchange Offer, Solicitation and Scheme—The New Money Offering.” Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4.

Purpose of the Exchange Offer and the Solicitation	The purpose of the Exchange Offer is to recapitalize certain of DIHL’s and DIFL’s indebtedness. The purpose of the Solicitation is to adopt the Proposed Amendments.

Denomination	The New Securities will only be issued in whole shares. If a tendering Eligible Holder would otherwise be entitled to receive a number of New Securities that is not a whole number of shares, such number of New Securities will be rounded down to the nearest whole share, and such Eligible Holder will receive this rounded number of New Securities, and no additional cash will be paid in lieu of any number of New Securities not received as a result of rounding down.

No Partial Tenders	In order to tender Existing Notes pursuant to the Exchange Offer, Eligible Holders will be required, at the time of such tender, to certify to us that they (i) have validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by them pursuant to the Exchange Offer, (ii) will not validly withdraw any such tender of any Existing Notes unless they validly withdraw their tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, the Scheme or the Concurrent Transactions.

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Only Eligible Holders May Participate in the Exchange Offer and Solicitation

We will conduct the Exchange Offer and Solicitation in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder. The distribution of this offering memorandum is limited to those holders of Existing Notes who have certified that they are either QIBs as defined in Rule 144A or persons outside the United States that are not “U.S. persons” within the meaning of Regulation S and are not acquiring the New Securities for the account or benefit of a U.S. person.

Only holders of Existing Notes who have properly completed and submitted the eligibility certification to the Information Agent are authorized to receive and review this offering memorandum (such holders, “Eligible Holders”).

Solicitation	We are also soliciting consents from the holders of Existing Notes to amend the Existing Indenture to adopt the Proposed Amendments. Eligible Holders of Existing Notes may deliver their consent to the Proposed Amendments to the Existing Indenture only by tendering Existing Notes in the Exchange Offer and Solicitation. Eligible Holders may not deliver a consent in the Solicitation without tendering Existing Notes in the Exchange Offer. If an Eligible Holder tenders Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing Notes, to the Proposed Amendments.

Proposed Amendments

If consents sufficient to effect the Proposed Amendments, which include the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, are received with respect to Existing Notes, the Existing Indenture will be amended to (i) eliminate substantially all of the covenants, restrictive provisions and events of default in the Existing Notes, (ii) release all of the collateral securing DHL’s guarantee of the Existing Notes and (iii) if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, release all of the guarantees of the Existing Notes.

After the Withdrawal Deadline and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, as applicable, DIHL and DIFL and the Trustee will execute and deliver a supplemental indenture relating to the applicable Proposed Amendments with respect to the Existing Indenture immediately giving effect to such Proposed Amendments.

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Scheme	A scheme of arrangement pursuant to section 99 of the Bermuda Companies Act that will result in the equitization of the outstanding aggregate principal amount of the Existing Notes.

Instructions	By tendering the Existing Notes, such Eligible Holder will be deemed to automatically and unconditionally deliver instructions for the Attorney-in-Fact, effective immediately, to act as its true and lawful agent, attorney-in-fact and proxy with respect to the Existing Notes solely for the purpose of taking all steps necessary, including executing all documents necessary, as may be required by applicable law, (a) to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in fact-and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf of such tendered Existing Notes) of a Scheme with respect to the principal amount of such Existing Notes, with such Instructions to be automatically delivered to the Exchange Agent by the Eligible Holder’s Nominee immediately following the tender of such Existing Notes through ATOP using the Nominee Instruction Form; provided, however, that any such Instructions granted by a holder of Existing Notes that is a part to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

75% Condition

The receipt of tenders from Eligible Holders holding at least 75% of the outstanding aggregate principal amount of the Existing Notes validly tendered and not validly withdrawn.

If we achieve the 75% Condition with respect to the Existing Notes, DIHL and DIFL expect to propose a Scheme with respect to the Existing Notes rather than consummate the Exchange Offer. For the avoidance of doubt, we reserve the absolute right, subject to the terms of the RSA, to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

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Early Tender Premium

For Existing Notes validly tendered at or before the Early Tender Date and not validly withdrawn at or before the Withdrawal Deadline, Eligible Holders will be eligible to receive the applicable Total Tender Consideration set out in the table on the cover page of this offering memorandum, which includes the applicable Early Tender Premium set out in such table.

If a Exchange Offer is completed, the applicable Early Tender Premium will be paid only to Eligible Holders that validly tender their Existing Notes at or before the Early Tender Date and do not validly withdraw their tenders at or prior to the Withdrawal Deadline and whose Existing Notes are accepted for exchange. Eligible Holders that validly tender their Existing Notes after the Early Tender Date will not be eligible to receive the applicable Early Tender Premium. See “Description of the Exchange Offer, Solicitation and Scheme—Early Tender Premium.”

Tender Consideration	The applicable Tender Consideration is set out in the table on the cover page of this offering memorandum.

Total Tender Consideration	The applicable Total Tender Consideration for Existing Notes tendered at or before the Early Tender Date is set out in the table on the cover page of this offering memorandum, which includes the applicable Early Tender Premium.

Accrued Interest	No payment will be made in respect of accrued interest on Existing Notes accepted in the Exchange Offer.

Early Tender Date	5:00 p.m., New York City time, on September 11, 2023, unless extended.

Expiration Date	5:00 p.m., New York City time, on September 19, 2023, unless extended.

Funding Notice Date	No later than 15 business days prior to the Settlement Date.

Funding Deadline	Eligible Holders of Existing Notes who validly tendered (and not validly withdrew) their Existing Notes by the Expiration Date and subscribed for the Exit Preferred Shares and the Subscription DHL Common Shares must deliver to the Exchange Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price at or prior to 5:00 p.m., New York City time, 10 business days prior to the Settlement Date. Defaulting Holders will not receive any Exit Preferred Shares or Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

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Backstop Funding Date	5:00 p.m., New York City time, 3 business days prior to the Settlement Date pursuant to the Backstop Commitment Agreement (which deadline is subject to certain exceptions as set forth in the Backstop Commitment Agreement).

Settlement Date

Subject to the terms and conditions of the Exchange Offer, the Settlement Date for the Exchange Offer, including the issuance of the Exit Preferred Shares and the Subscription DHL Common Shares in the New Money Offering, will occur as soon as practicable after the Expiration Date and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date. The New Securities will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, each Eligible Holder must complete and submit the Equity Registration Form, as further described under “Book Entry, Delivery and Form.”

If DIHL and DIFL elect to commence a Scheme with respect to the Existing Notes, then the Settlement Date will occur as soon as practicable after the Scheme becomes effective and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date.

Withdrawal of Tenders and Revocation of Consent and Instructions

Tenders of Existing Notes in the Exchange Offer and Solicitation may only be validly withdrawn at any time on or prior to the Withdrawal Deadline except in certain limited circumstances as set forth herein. The Withdrawal Deadline for the Exchange Offer is 5:00 p.m., New York City time, on September 11, 2023, unless extended.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of any election to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares, the related consents to the Proposed Amendments to the Existing Indenture and the Instructions. The consents to the Proposed Amendments and the Instructions may only be revoked by validly withdrawing the tendered Existing Notes prior to the Withdrawal Deadline. Tenders (including any corresponding election to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares), consents and the Instructions submitted in the Exchange Offer after the Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

See “Description of the Exchange Offer, Solicitation and Scheme—Withdrawal of Tenders and Revocation of Consents and Instructions.”

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Conditions to the Exchange Offer and Solicitation

The Exchange Offer and Solicitation are subject to certain conditions that, subject to applicable law and the terms of the RSA, we may assert or waive, including, without limitation, the Concurrent Transactions Condition. We may at any time prior to the Expiration Date waive any condition with respect to the Exchange Offer and Solicitation in our sole discretion, without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA.

In addition, the completion of the Exchange Offer is subject to the satisfaction or waiver of certain other conditions as set forth in this offering memorandum. Subject to the terms of the RSA, the Expiration Date may be extended until the Concurrent Transactions Condition can be satisfied. Subject to applicable law and the terms of the RSA, the Exchange Offer may be amended, extended, terminated or withdrawn at any time and for any reason, including if any of the conditions are not satisfied or waived by the Expiration Date.

See “Description of the Exchange Offer, Solicitation and Scheme—Conditions to the Exchange Offer and Solicitation.”

Termination; Extension; Amendment	We, in our sole discretion, may extend the Early Tender Date, the Withdrawal Deadline and/or the Expiration Date with respect to the Exchange Offer and Solicitation, subject to applicable law and the terms of the RSA. We expressly reserve the right, in our sole discretion and with respect to the Exchange Offer and Solicitation, to: (i) delay accepting the Existing Notes, to extend the Exchange Offer and Solicitation or to terminate the Exchange Offer and Solicitation and not accept the Existing Notes pursuant thereto; (ii) extend the Early Tender Date without extending the Withdrawal Deadline of the Exchange Offer and Solicitation; and (iii) amend, modify or waive in part or whole, at any time, or from time to time, the terms of such Exchange Offer and Solicitation in any respect, including waiver of any conditions to consummation of such Exchange Offer and Solicitation, in each case without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA. In the event that the Exchange Offer is terminated or otherwise not completed prior to its Expiration Date, no consideration will be paid or become payable to holders who have tendered their Existing Notes pursuant to such Exchange Offer. In any such event, Existing Notes previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders. See “Description of the Exchange Offer, Solicitation and Scheme—Early Tender Date; Expiration Date; Extensions; Amendments; Termination.”

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Procedures for Tendering

If you are an Eligible Holder and wish to participate in the Exchange Offer and Solicitation and your Existing Notes are held by a custodial entity, such as a Nominee, you must instruct that custodial entity to tender your Existing Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure that you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline. Beneficial owners are urged to appropriately instruct their Nominee as soon as possible prior to the Early Tender Date or the Expiration Date, as applicable, in order to allow adequate processing time for their instruction.

Custodial entities that are participants in DTC must tender Existing Notes through ATOP maintained by DTC. We have not provided guaranteed delivery procedures in conjunction with the Exchange Offer and Solicitation.

In order to tender Existing Notes pursuant to the Exchange Offer, Eligible Holders will be required, at the time of such tender, to certify to us that they (i) have validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by them pursuant to the Exchange Offer, (ii) will not validly withdraw any such tender of any Existing Notes unless they validly withdraw their tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, the Scheme or the Concurrent Transactions. To validly tender Existing Notes, such Existing Notes must be actually transferred electronically, pursuant to the procedures for book-entry transfer described herein via DTC (using DTC’s ATOP system). Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law. For further details, see “Description of the Exchange Offer, Solicitation and Scheme—Certification of Participation in the Exchange Offer.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, Eligible Holders must (i) subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 at the time they tender their Existing Notes via ATOP and (ii) deliver cash to the Exchange Agent in an amount equal to the Subscription Price by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

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Consequences of Failure to Tender

If the 75% Condition is not satisfied or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), following the effectiveness of the Proposed Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we may determine to transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes likely will not be able to recover any interest or principal on their Existing Notes as a result of the Asset Transfers and the Collateral Release. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes.”

If the Proposed Amendments to the Existing Indenture are effected, such amendments will also apply to the Existing Notes not acquired in the Exchange Offer and such Existing Notes will no longer have the benefit of (i) the protection of substantially all of the covenants, restrictive provisions and events of default, (ii) the collateral securing DHL’s guarantee of the Existing Notes and (iii) if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, the guarantees of the Existing Notes.

The trading market for outstanding Existing Notes not tendered in the Exchange Offer and Solicitation may be more limited than it is at present. Therefore, if your Existing Notes are not tendered and accepted in the Exchange Offer and Solicitation, it may become more difficult for you to sell or transfer your untendered Existing Notes.

If we achieve the 75% Condition with respect to the Existing Notes, DIHL and DIFL expect to commence the Scheme with respect to the Existing Notes and if they are successful in effecting the Scheme, all of the outstanding Existing Notes, including those Existing Notes not tendered in the Exchange Offer, will be exchanged in the Scheme for the Tender Consideration (or the Total Tender Consideration with respect to the Existing Notes tendered prior to the Early Tender Deadline). See “Risk Factors” for a more detailed description of this risk and other risks relating to the Exchange Offer and Solicitation.

For the avoidance of doubt, subject to the terms of the RSA, we reserve the absolute right to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

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Consequences of Failure to Pay All or A Portion of the Applicable Subscription Price	To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, Eligible Holders must (i) subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 at the time they tender their Existing Notes via ATOP and (ii) deliver cash to the Exchange Agent in an amount equal to the Subscription Price by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

Brokerage Fees and Commissions	No brokerage fees or commissions are payable by the holders of the Existing Notes to the Exchange Agent or us in connection with the Exchange Offer and Solicitation. If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Certain U.S. Federal Income Tax Considerations	For a summary of certain U.S. federal income tax considerations of the Exchange Offer and Solicitation, see “Material Bermuda and U.S. Tax Considerations.”

Use of Proceeds

We will not receive any cash proceeds from the issuance of the DHL Common Shares in exchange for the Existing Notes. The Existing Notes tendered in connection with the Exchange Offer will be retired and cancelled and will not be reissued.

The proceeds of the issuance of the Exit Preferred Shares and the Subscription DHL Common Shares will contributed by DHL to DIFL, and DIFL shall use such proceeds for general corporate purposes. See “Use of Proceeds.”

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Exchange Agent and Information Agent	Epiq Corporate Restructuring, LLC (or its designee or affiliate) is serving as the Exchange Agent and the Information Agent in connection with the Exchange Offer and Solicitation. The address and telephone number of Epiq Corporate Restructuring, LLC are listed on the back cover of this offering memorandum.

Further Information	Questions or requests for assistance related to the Exchange Offer and Solicitation or for additional copies of this offering memorandum may be directed to the Information Agent at its telephone number and address listed on the back cover page of this offering memorandum. You may also contact your Nominee for assistance concerning the Exchange Offer and Solicitation. The contact information for the Exchange Agent is set forth on the back cover page of this offering memorandum.

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Risk Factors

You should carefully consider the following risks, together with other information provided to you in this offering memorandum, in deciding whether to participate in the Exchange Offer and Solicitation. Some of the risks relate to not tendering in the Exchange Offer, tendering in the Exchange Offer, the Scheme and the New Securities and others relate to Digicel’s businesses. The occurrence of any of the events discussed below could have a material adverse effect on Digicel’s business, results of operations or financial condition. If these events occur, the trading prices of the Existing Notes could decline, the Existing Notes Issuers and/or DHL may not be able to pay all or part of the interest or principal on the Existing Notes, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

This offering memorandum contains “forward-looking” statements that involve risks and uncertainties. Digicel’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this offering memorandum. See “Forward-Looking Statements.”

Risks Relating to the Non-Tendering Holders of the Existing Notes

If we achieve the 75% Condition with respect to the Existing Notes, the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes and if the Existing Notes Issuers commence the Scheme and are successful in effecting the Scheme, all Existing Notes will be exchanged.

If we achieve the 75% Condition with respect to the Existing Notes, then the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes rather than consummate the Exchange Offer. For the avoidance of doubt, subject to the terms of the RSA, we reserve the absolute right to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition. If the Existing Notes Issuers commence the Scheme with respect to the Existing Notes and are successful in effecting the Scheme, we will be able to exchange the Existing Notes, even Existing Notes held by holders that did not tender their Existing Notes in the Exchange Offer or that voted against the Scheme. Such holders will have their Existing Notes exchanged upon the economic terms laid out in the Scheme. For the avoidance of doubt, non-tendering holders will have their Existing Notes exchanged into Voting DHL Common Shares in the Scheme, and such holders will not receive the applicable Commitment Payment, any Exit Preferred Shares or Subscription DHL Common Shares.

If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes.

If DIHL and DIFL do not propose the Scheme, or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA, following the effectiveness of the Proposed Covenant Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we will transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes will have no recourse to the assets transferred to the newly created subsidiaries. As a result of the Asset Transfers and Collateral Release, the Existing Notes Issuers and the Guarantors may not have sufficient assets to make payments of interest and principal on the Existing Notes, and Eligible Holders likely will not be able to recover any interest or principal on their Existing Notes. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes, and Eligible Holders will no longer have recourse to the Guarantors.

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The Exchange Offer and Solicitation are expected to result in reduced liquidity for the Existing Notes that are not tendered.

If the 75% Condition is not satisfied and, as a result, DIHL and DIFL do not propose the Scheme, or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), following the settlement of the Exchange Offer, the trading market for Existing Notes that are not tendered could become more limited than the existing trading market for the Existing Notes and could cease to exist altogether due to the reduction in the principal amount of such Existing Notes outstanding upon consummation of the Exchange Offer and Solicitation. A more limited trading market might adversely affect the liquidity, market price and price volatility of the Existing Notes. If the market for Existing Notes that are not tendered exists or develops, such Existing Notes may trade at a discount to the price at which they would trade if the principal amount outstanding were not reduced. There can be no assurance that an active market in the Existing Notes will exist, develop or be maintained, or as to the prices at which such Existing Notes may trade, whether or not the Exchange Offer and Solicitation are consummated.

The Proposed Amendments to the Existing Indenture will, if adopted, eliminate protection to remaining holders of Existing Notes.

If the Proposed Amendments to the Existing Indenture are adopted, the Existing Notes will no longer have the benefit of the protection of the covenants and other provisions, including related events of default, eliminated by such Proposed Amendments. The Proposed Amendments would also release all of the collateral securing DHL’s guarantee of the Existing Notes. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes, and Eligible Holders will no longer have recourse to the Guarantors. If the Proposed Amendments are adopted, each non-tendering holder of Existing Notes will be bound by the Proposed Amendments even though such holder did not consent to them. The elimination of the covenants and other provisions in the Existing Indenture contemplated by the Proposed Amendments would, among other things, permit the Existing Notes Issuers to take actions that could increase the credit risk associated with the Existing Notes, including the actions described under “—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes,” and might adversely affect the liquidity or market price of the Existing Notes or otherwise be adverse to the interests of the holders of such Existing Notes. See “The Proposed Amendments.”

The Existing Notes Issuers cannot assure holders of Existing Notes that existing rating agency ratings for the Existing Notes will be maintained.

The Existing Notes Issuers cannot assure holders of Existing Notes that as a result of the Exchange Offer or otherwise, one or more rating agencies, including Fitch Ratings Inc. or Moody’s Investors Service, Inc., would not take action to downgrade or negatively comment upon their respective ratings on the Existing Notes, either as a result of the Exchange Offer or Digicel’s capital structure after giving effect to the Exchange Offer. Any downgrades or negative comments would likely adversely affect the market price of the Existing Notes.

Risks Relating to the Exchange Offer and Solicitation

The consideration to be received in the Exchange Offer and Solicitation does not reflect any valuation of the Existing Notes or the New Securities and is subject to market volatility, and none of us, the Existing Notes Issuers, the Trustee, the Exchange Agent or the Information Agent makes any recommendation that any Eligible Holder participate in the Exchange Offer and Solicitation.

We have made no determination that the consideration to be received in the Exchange Offer and Solicitation represents a fair valuation of either the Existing Notes or the New Securities. We have not obtained a fairness opinion from any financial advisor about the fairness to us or you of the consideration to be received by Eligible Holders that tender their Existing Notes.

None of us, the Existing Notes Issuers, the Trustee, the Exchange Agent, or the Information Agent, or any affiliate of any of them, makes any recommendation as to whether Eligible Holders of the Existing Notes should exchange their Existing Notes for New Securities in response to the Exchange Offer and Solicitation. Eligible Holders should consult their own tax, accounting, financial and legal advisors regarding the suitability for themselves of the tax, accounting, financial, legal or other consequences of participating or refraining to tender their Existing Notes.

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The consummation of the Exchange Offer and Solicitation may not occur, or we may modify the terms of the Exchange Offer and Solicitation without providing withdrawal rights.

The Exchange Offer is subject to the satisfaction of certain conditions, including, without limitation, the Concurrent Transactions Condition and that nothing has occurred or may occur that would or might, in the judgment of the Existing Notes Issuers or us, be expected to prohibit, prevent, restrict or delay the Exchange Offer and Solicitation or impair the Existing Notes Issuers or us from realizing the anticipated benefits of the Exchange Offer and Solicitation.

The satisfaction of the Concurrent Transactions Condition is contingent upon certain required approvals by relevant government authorities in certain of the jurisdictions in which we operate. Although we have agreed to use reasonable efforts to obtain required governmental approvals in the applicable jurisdictions, there can be no assurance that the required approvals will be obtained and no assurance that the Concurrent Transactions Condition will be satisfied. As a condition to the approval of the Concurrent Transactions, these governmental authorities may also impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our business, which could materially and adversely affect our business and results of operations following the consummation of the Concurrent Transactions and the Exchange Offer. Furthermore, if approval would be required from the Federal Communication Commission of the United States and such approval is not likely to be received by the Settlement Date, then we may proceed to complete the Concurrent Transactions without such approval, and an entity owned by Mr. Denis O’Brien will retain any assets that may not be transferred in absence of such approval and shall continue to own and preserve such assets in the ordinary course of business until such approval is received.

We may amend the Exchange Offer, including the conditions thereto subject to applicable law and the terms of the RSA. Depending on the materiality of the change, we may not be required to extend the Early Tender Date, Expiration Date or Withdrawal Deadline with respect to the Exchange Offer following the announcement of such change. If we waive or amend any such conditions to the Exchange Offer, we do not expect to extend the Withdrawal Deadline or otherwise reinstate withdrawal rights, subject to applicable law and the terms of the RSA.

In addition, subject to the terms of the RSA, we may terminate the Exchange Offer if any of the conditions are not satisfied or waived by the Expiration Date. If the Exchange Offer is not completed or is delayed, the market price of the Existing Notes may decline, to the extent that the current market price reflects an assumption that the Exchange Offer has been or will be completed.

Even if the Exchange Offer and Solicitation are completed, they may not be completed on the schedule described in this offering memorandum. Accordingly, Eligible Holders participating in the Exchange Offer and Solicitation may have to wait longer than expected to receive the applicable Tender Consideration or the applicable Total Tender Consideration, as the case may be, during which time those Eligible Holders will not be able to effect transfers of their Existing Notes tendered that are not validly withdrawn.

Late deliveries of Existing Notes or any other failure to comply with the terms and conditions of the Exchange Offer and Solicitation could prevent a holder from tendering its Existing Notes. Moreover, if you tender your Existing Notes after the Early Tender Date, and your Existing Notes are accepted for exchange, you will only receive the applicable Tender Consideration.

Holders of Existing Notes are responsible for complying with all the procedures of the Exchange Offer and Solicitation. The issuance of New Securities for Existing Notes will only occur upon proper completion of the procedures described in this offering memorandum under “Description of the Exchange Offer, Solicitation and Scheme.” Therefore, holders of Existing Notes who wish to exchange them for New Securities should allow sufficient time for timely completion of the exchange procedures. Additionally, Eligible Holders that validly tender their Existing Notes after the Early Tender Date and whose Existing Notes are accepted for exchange will only receive the applicable Tender Consideration. Neither we nor the Exchange Agent are obligated to extend the Exchange Offer and Solicitation or notify you of any failure to follow the proper procedures.

You should not tender any Existing Notes that you do not wish to have accepted for exchange.

Existing Notes tendered in the Exchange Offer may be validly withdrawn at any time prior to the Withdrawal Deadline (unless extended in our sole discretion or as set forth herein), but not thereafter. After the Withdrawal Deadline, Existing Notes tendered prior to the Expiration Date (whether tendered prior to, at, or after the Withdrawal Deadline) will be irrevocable, except where additional withdrawal rights are required by law.

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Subject to compliance with applicable law, we may waive any condition of the Exchange Offer, without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights. As a result, holders may not be able to withdraw any of their previously tendered Existing Notes following any such waiver of a condition.

We or the Existing Notes Issuers may repurchase any Existing Notes that are not tendered in the Exchange Offer on terms that are more or less favorable to the holders of the Existing Notes than the terms of the Exchange Offer.

Although neither we nor the Existing Notes Issuers currently intend to do so, we, the Existing Notes Issuers or our respective affiliates may, to the extent permitted by applicable law and the restrictive covenants governing our or their indebtedness, after the Expiration Date, acquire Existing Notes that are not tendered and accepted in the Exchange Offer and Solicitation through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as the Existing Notes Issuers or we may determine, which with respect to the Existing Notes may be more or less favorable to holders than the terms of the Exchange Offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof that we, the Existing Notes Issuers or our respective affiliates may choose to pursue in the future.

Defaulting Holders will not be eligible to receive any Exit Preferred Shares or Subscription DHL Common Shares.

Eligible Holders that tender Existing Notes in the Exchange Offer and subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 will be required to deliver to the Exchange Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price in order to receive the Exit Preferred Shares and Subscription DHL Common Shares. Defaulting Holders will not receive any Exit Preferred Shares and Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

Risks Relating to the Scheme

Even if the Existing Notes Issuers propose the Scheme, there is no assurance that the Bermuda Court will sanction the Scheme or sanction the Scheme upon the terms and conditions presented. If the Existing Notes Issuers propose the Scheme with respect to the Existing Notes, you may be prevented from trading your Existing Notes until the Scheme has been completed or terminated. We cannot provide you any assurance as to how long the Bermuda Court may take to sanction the Scheme, if at all.

The Scheme will require the consent of holders of the outstanding Existing Notes representing in aggregate a majority in number of holders and at least 75% by value of the Existing Notes present and voting at a court-ordered meeting held to consider, and if thought fit, approve the Scheme. In addition, because the Existing Notes Issuers expect to propose a Scheme that includes three additional classes of creditors, the Scheme will also require the consent of holders representing a majority in number and at least 75% by value of each of the Existing DIFL Term Loans, the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes present and voting at a court-ordered meeting. There can be no assurance that the Existing Notes Issuers will obtain the requisite votes at the court-ordered meeting to approve the Scheme. In addition, the Scheme is conditioned on the Concurrent DL Scheme, which will require the consent of holders representing a majority in number and at least 75% by value of the Existing DL Notes present and voting at a court-ordered meeting for the Concurrent DL Scheme. If the Concurrent DL Scheme fails to obtain the requisite consents or the Bermuda Court declines to sanction the Concurrent DL Scheme, then the Scheme will not be consummated.

If the Existing Notes Issuers obtain the requisite votes at the court-ordered meeting to approve the Scheme, the Existing Notes Issuers will then apply, by way of petition, to the Bermuda Court for an order sanctioning the Scheme, at the hearing of which petition the Bermuda Court will sanction the Scheme if it is satisfied that the requisite voting thresholds of each class of creditor have been met, the correct procedures have been followed, the proposed arrangements are fair and reasonable and that there are no other reasons why the Scheme should not be approved. Assuming the Bermuda Court sanctions the Scheme and upon filing the order of the Bermuda Court sanctioning the Scheme with the Registrar of Companies in Bermuda, all holders of Existing Notes (whether or not they voted in favor of the Scheme), and subject to the satisfaction of any conditions precedent thereunder, will be compelled under the terms of the order of the Bermuda Court sanctioning the Scheme to exchange all of their Existing Notes under the terms of the Scheme for DHL Common Shares. The Existing Notes Issuers anticipate obtaining recognition of the Scheme under Chapter 15 of the U.S. Bankruptcy Code, which would cause the Scheme

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(and their effect on the Existing Notes) to become effective and binding on Eligible Holders of Existing Notes under U.S. law. By tendering the Existing Notes, such Eligible Holder will be deemed to automatically and unconditionally deliver the Instructions with respect to the principal amount of such validly tendered Existing Notes.

Even if the Existing Notes Issuers decide to propose the Scheme with respect to the Existing Notes, there can be no assurance that the Bermuda Court will sanction the Scheme or sanction the Scheme upon the terms and conditions presented. Furthermore, even if the Scheme is approved at the court-ordered meeting of Scheme Creditors, it is possible for a person with an interest in the Scheme (whether an Eligible Holder of the Existing Notes or otherwise) to object to the Scheme and to attend or be represented at the sanction hearing in order to make submissions that the Scheme should not be approved and to appeal against the granting of the sanction order. Any such objections or appeal will delay or possibly prevent the implementation of the Scheme.

If the Existing Notes Issuers are able to consummate the Scheme with respect to the Existing Notes, you will not receive the DHL Common Shares until the sanction order is filed with the Registrar of Companies in Bermuda and any conditions specified in the Scheme are satisfied, which may include recognition of the Scheme under Chapter 15 of the U.S. Bankruptcy Code and certain required governmental approvals in certain jurisdictions in which we operate. If the Existing Notes Issuers decide to propose the Scheme with respect to the Existing Notes, the Exchange Offer will not be terminated until the Scheme is consummated. We cannot provide any assurance as to how long the Bermuda Court may take to issue the sanction order or how long it would take to obtain recognition of the Scheme under Chapter 15 of the U.S. Bankruptcy Code, and you may be prohibited from trading the Existing Notes you hold for an indefinite period of time.

If we are unsuccessful in effecting the Scheme with respect to the Existing Notes for any reason, pursuant to the terms of the RSA, we may still elect to consummate the Exchange Offer and Solicitation, subject to the terms of the RSA. In such event, we will transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes will have no recourse to the assets transferred to the newly created subsidiaries owned by DHL. As a result of the Asset Transfers and the Collateral Release, the Existing Notes Issuers and the Guarantors may not have sufficient assets to make payments of interest and principal on the Existing Notes, and Eligible Holders likely will not be able to recover any interest or principal on their Existing Notes. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes, and Eligible Holders will no longer have recourse to the Guarantors. See “—Risks Relating to the Non-Tendering Holders of the Existing Notes.”

Furthermore, instead of effectuating the Exchange Offer and Solicitation to implement the Asset Transfers discussed above, pursuant to the terms of the RSA, we may determine to pursue other alternative mechanisms to restructure our indebtedness, including commencing bankruptcy cases under chapter 11 of the U.S. Bankruptcy Code. For more information, please refer to the RSA which is incorporated by reference herein, in particular the definition of “Implementation Mechanisms” thereunder.

In order to consummate the Scheme, we must obtain certain governmental approvals, and if such approvals are delayed or not granted, consummation of the Scheme may be delayed or prevented.

Consummation of the Scheme is conditioned upon certain required approvals by relevant government authorities in certain jurisdictions in which we operate, including with respect to anti-trust and foreign direct investment. Although we have agreed to use reasonable efforts to obtain required governmental approvals, there can be no assurance that the required approvals will be obtained and no assurance that the Scheme will be consummated. As a condition to the approval of the Scheme, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our business, which could materially and adversely affect our business and results of operations following the consummation of the Scheme. Furthermore, if approval would be required from the Federal Communication Commission of the United States and such approval

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is not likely to be received by December 19, 2023, then, the Company may proceed to complete the Scheme without such approval, and an entity owned by Mr. Denis O’Brien will retain any assets that may not be transferred in absence of such approval and shall continue to own and preserve such assets in the ordinary course of business until such approval is received. In such case, all of the benefit and burden of such assets will be passed through to, and be borne by, the Company until such approval is received and the assets are transferred to the Company.

The Existing Notes Issuers may not receive recognition of the Scheme in the United States or other countries.

If the Scheme is proposed with respect to the Existing Notes, even though the Scheme may be successful in Bermuda, there remains a risk that such effects would not be recognized in other countries. Although we have received advice that it is likely that the effects of the Scheme will be recognized in the United States upon the Chapter 15 recognition order being made, we cannot confirm whether other countries will recognize the Scheme. In the event the Scheme is not recognized in other places, holders of the Existing Notes would not be prevented from trying to enforce their rights against the Existing Notes Issuers in applicable courts. In parallel, if the Existing Notes Issuers elect to consummate the Scheme with respect to the Existing Notes and are successful obtaining an order from the Bermuda Court sanctioning the Scheme, the Existing Notes Issuers will file a recognition of the Scheme in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.

Adverse publicity relating to the Reorganization Transactions may adversely affect the Digicel Group’s customer and supplier relationships and/or the market perception of the Group’s business.

Adverse publicity relating to the Reorganization Transactions may negatively impact on the Digicel Group’s customer and supplier relationships (including financial and insurance institutions) and/or the market perception of its business.

Existing suppliers may also choose not to do business with the Digicel Group, may demand quicker payment terms and/or may not extend normal trade credit. The Digicel Group may find it difficult to obtain new or alternative suppliers.

Counterparties may assert that implementation of the Scheme breaches certain of the Digicel Group’s contractual obligations or licenses.

There is a risk that counterparties assert that the proposal or the implementation of the Scheme, or taking any steps required to implement the Scheme, may constitute a breach of the Digicel Group’s obligations under one or more agreements or licenses. The consequences of such a breach may include the termination of such agreement, asserted acceleration of claims against the Digicel Group or termination of such license, which may negatively affect the results of operations and financial condition of the Digicel Group.

Risks Relating to the New Securities

The value of the New Securities may fluctuate significantly.

The value of the New Securities may, in addition to being affected by DHL’s actual or forecast operating results, fluctuate significantly as a result of a large number of factors, some specific to DHL and its operations and some which may affect the telecommunications industry generally and which are outside DHL’s control, including, among others:

•	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by us and our affiliates and in markets in which we seek to establish operations;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including price pressures, technological developments and our ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

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•	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions; and

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of our investments, ventures and alliances.

Any of these factors could result in a decline in the market price of the New Securities. In general, Eligible Holders should be aware that the value of an investment in the New Securities may go down as well as up. DHL can give no assurance that the market price of New Securities will not decline below the implied price of the New Securities issued pursuant to the Exchange Offer or the Scheme, as applicable.

The New Securities will be unlisted and an active trading market for the New Securities may not develop.

Upon completion of the Exchange Offer or the Scheme, as applicable, the New Securities will not be listed on any stock exchange, and DHL has no current intention to list its shares. As a result, DHL will not be subject to any listing rules and regulatory regimes established by a stock exchange, including any corporate governance disclosure requirements, beyond those to which DHL is already subject.

There has been no prior trading market for the New Securities; prior to the completion of the Exchange Offer or the Scheme, as applicable, all of the DHL Common Shares have previously been held by DL. There can be no assurance that an active trading market for New Securities will develop or be maintained. As a result, the realization of an investment by a shareholder in DHL given DHL’s status as an unlisted company is likely to be more difficult than the realization of an investment in a company whose shares are listed on a stock exchange. The New Securities may therefore be difficult to sell compared to the shares of companies with more liquid trading markets and the share price may be subject to greater fluctuations than might otherwise be the case.

The New Securities are subject to restrictions on transfer.

The issuance of the New Securities has not been, and will not be, registered with the SEC under the U.S. Securities Act or the securities laws of any other jurisdiction. You may not offer the New Securities in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement. Furthermore, the New Securities are subject to certain restrictions on transfer under Bermuda law. It is your obligation to ensure that your offers and sales of the New Securities within the United States and other countries comply with applicable laws. See “Transfer Restrictions.” In addition, the transfer of the New Securities to any competitor is subject to the consent of DHL’s board of directors. See “Description of the DHL Common Shares.”

Holders of the Existing Notes may be required to satisfy additional conditions under the Exchange Offer or the Scheme, as applicable, to receive the New Securities under the Exchange Offer or the Scheme, as applicable.

The New Securities issued as part of the Exchange Offer or the Scheme, as applicable, will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, Eligible Holders must provide certain registration details to DHL’s company secretary, Conyers Corporate Services (Bermuda) Limited, as described under “Book Entry, Delivery and Form.”

Shareholders may earn a negative or no return on their investment in DHL.

DHL faces significant competition, and DHL’s results of operations and financial condition are dependent on its performance in the markets in which it operates. There can be no assurance that DHL will pay dividends in the future nor as to the level of future dividends, if any. A dividend may never be paid and at present there is no expectation that DHL will pay dividends in the near future.

DHL’s ability to pay dividends will also depend on applicable laws and the level of distributions, if any, received from its subsidiaries. DHL’s subsidiaries will have no obligation, contingent or otherwise, to make any funds available for DHL to make distributions, and their ability to make distributions to DHL will be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other

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local laws, and other limits imposed on the ability of companies to make distributions. Certain subsidiaries of DHL will also be parties to the New DIFL Credit Facility (as defined herein) and the indentures governing the New Notes, which impose substantial restrictions on the certain subsidiaries of DHL’s ability to make distributions to DHL. Any distribution will be subject to the satisfaction of certain financial conditions set forth in the New DIFL Credit Facility and the indentures governing the New Notes, and the ability of the certain subsidiaries of DHL to comply with such conditions may be affected by events that are beyond their control.

The DHL Common Shares will be subject to dilution by shares or other equity awards to the extent issued pursuant to the MIP, upon conversion of the Exit Preferred Shares, upon exercise of the warrants issued pursuant to the Services Agreement and/or the issuance of additional equity by DHL in the future. The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.

The DHL Common Shares may be subject to dilution. For example, the Exit Preferred Shares will (i) at DHL’s option, be convertible into DHL Common Shares at any time after the third anniversary of the Scheme Closing Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Scheme Closing Date, in each case at a conversion price based on the Accreted Liquidation Preference of the Exit Preferred Shares at the time of such conversion divided by an equity value of $400 million (after giving effect to such conversion). Any conversion of the Exit Preferred Shares into DHL Common Shares would significantly dilute the DHL Common Shares. In addition, holders of the Voting Exit Preferred Shares will vote together in a single class with holders of the Voting DHL Common Shares on an as-converted basis in respect of all matters requiring a shareholder vote, which will act to dilute the voting and control rights of holders of the Voting DHL Common Shares. Upon consummation of the Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming (i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and (iii) all Eligible Holders elect to receive Voting Exit Preferred Common Shares, and holders of the Voting DHL Common Shares would constitute only the remaining 69.75% of the voting power of DHL.

DHL may also issue additional shares or equity awards pursuant to incentive and compensation plans and agreements. Pursuant to the Services Agreement, Mr. Denis O’Brien will receive warrants to purchase 10% of the DHL Common Shares outstanding immediately after the Reorganization Transaction, which warrants may be exercised for six years after the Scheme Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on a common equity value of $1.1 billion Further, on or after the effective date of the Concurrent Schemes, DHL expects to establish a management incentive plan, which shall provide for the issuance of, at the discretion of DHL’s board of directors, equity and/or equity-based awards of up to 5% of the DHL Common Shares outstanding immediately after the Reorganization Transaction. In addition, DHL may seek to raise equity financing in the future and issue additional shares or convertible equity securities. Future offerings or issuances of equity securities or securities convertible into equity would dilute the holdings of DHL’s shareholders, which may adversely affect the market price of the DHL Common Shares and could impair DHL’s ability to raise capital through future sales of equity securities.

Changes in taxation legislation or interpretation of tax legislation could have a material adverse effect on DHL.

Changes in tax laws, including any tax laws of Bermuda, could adversely affect DHL’s tax position, including DHL’s effective tax rate or tax payments. In addition, there cannot be certainty that the relevant tax authorities are in agreement with DHL’s interpretation of applicable tax laws. If DHL’s tax positions are challenged by relevant tax authorities, the imposition of additional taxes could increase DHL’s effective tax rate and have a negative effect on DHL’s business, financial condition and results of operations. The occurrence of any of the foregoing tax risks could have a material adverse effect on DHL’s business, financial condition and results of operations.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders.

Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, all matters submitted to the DHL shareholders, including the election of directors and the approval of

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significant corporate transactions, will be decided by the vote of holders of the Voting DHL Common Shares and holders of the Voting Exit Preferred Shares, who will vote on all matters submitted to shareholder vote on an as-converted basis. Holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no ability to influence corporate matters put to a shareholder vote. Further, other shareholders of DHL may take actions that could involve risks to, or that may not be aligned with interests of, holders of Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares. In addition, the lack of voting rights may result in a lower or more volatile price for holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares.

Following the consummation of the Exchange Offer or the Scheme, as applicable, DHL will have major shareholders that will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and significant corporate transactions.

Immediately following the completion of the Exchange Offer or the Scheme, as applicable, it is expected that certain holders will become significant holders of New Securities and will be able to exercise a degree of influence over matters requiring shareholder approval, including the election of directors, amendments to our and our subsidiaries’ constitutive documents, certain significant corporate transactions and the general strategic direction of DHL and its subsidiaries, and their interests may not in all cases align with your interests. The concentration of ownership may have the effect of delaying or deterring a change in control of DHL, could deprive investors of an opportunity to receive a premium for their New Securities as part of a sale of DHL and might affect the value of the New Securities. Any of the major shareholders may sell all or part of their holdings of New Securities in the future. Any such sale may adversely affect the value of the New Securities.

The New Securities are subject to drag-along, tag-along and pre-emption rights, and certain holders of the New Securities will have approval rights.

Holders, or groups of holders, of DHL Common Shares that exceed certain ownership threshold percentages of the New Securities will have certain approval or other rights that will give them outsized influence over DHL’s affairs. Holders of 60% or more of the DHL Common Shares will have drag-along rights to require a sale of DHL without the approval of other shareholders and, as a result, a shareholder may be forced to sell its DHL Common Shares without consenting to such a transaction. The exercise of such rights could force other shareholders to liquidate their DHL Common Shares at a specified price, which could be undesirable or below what such shareholders may otherwise be able to sell. In addition, any holder of DHL Common Shares will have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the DHL Common Shares by a holder or group of holders of DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of DHL Common Shares acting in concert. Such rights may make it more difficult for any shareholder to execute a transfer of 25% or more of the DHL Common Shares. Approval of holders of at least 60% of the DHL Common Shares will be required for (a) material changes to DHL’s or its subsidiaries’ organizational documents; (b) changes to the size of the board of directors of DHL; (c) merger, consolidation, reorganization or other business combination involving DHL or its significant subsidiaries; (d) material acquisitions or dispositions; (e) any fundamental change in the scope of the business of DHL and its subsidiaries and (f) entry by DHL into any liquidation, winding up or voluntary bankruptcy. Non-pro rata redemptions, recapitalizations, reclassifications or repurchases of DHL’s equity interests will require the approval of 70% of holders of the DHL Common Shares. These approval requirements may reduce DHL’s flexibility in conducting its operations and could prevent DHL from taking actions that it believes would be in the best interests of its business. DHL may not be able to obtain such approval when requested, or at all, which may impede its ability to engage in transactions that would benefit many of its shareholders. In addition, Mr. Denis O’Brien and holders of 5% or more of the DHL Common Shares will have pre-emptive rights in connection with any issuance of DHL Common Shares. These approval rights, tag-along rights and pre-emptive rights may make DHL less desirable for an acquisition, which could reduce the liquidity of the DHL Common Shares. See “Description of the DHL Common Shares.”

An investment in DHL is speculative and carries a considerable degree of risk.

An investment in DHL is highly speculative, involves a considerable degree of risk and is suitable only for persons or entities which have substantial financial means and who can afford to hold their ownership interests for an indefinite amount of time.

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There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets we do not believe that we were a PFIC for our taxable year ended March 31, 2023, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owned New Securities, such U.S. investor would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Bermuda and U.S. Tax Considerations.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our New Securities.

DHL is a Bermuda company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

DHL is a Bermuda exempted company. As a result, the rights of holders of New Securities will be governed by Bermuda law and DHL’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. We expect that certain of DHL’s directors will not be residents of the United States, and a substantial portion of DHL’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against DHL or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against DHL or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against DHL or its directors or officers under the securities laws of other jurisdictions. See “Service of Process and Enforcement of Judgments.”

DHL’s bye-laws restrict shareholders from bringing legal action against its officers and directors.

DHL’s bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on its behalf, against any of its officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against DHL’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Risks Relating to Digicel’s Business, Technology and Competition

We have previously undergone corporate restructurings in connection with our indebtedness.

We have previously undergone corporate restructurings in connection with our indebtedness. We may be unable to meet future debt service obligations out of current revenues and may have to rely, in part, on additional financing in order to do so. In the past, we have carried out debt restructuring transactions in connection with our inability to repay or service our indebtedness. In the future, we may again be unable to service our debt and may not be able to access sources of funding and may seek or be required to restructure our then outstanding debt thereby adversely impacting the market value and liquidity of the New Securities.

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We face significant competition in each of the markets in which we operate and competitive pressures could have a material adverse impact on our business.

We face competition from established and new competitors in each of the geographic markets and businesses in which we operate. The nature and level of the competition we face varies for each of the products and services we offer. Our competitors include, but are not limited to, mobile, fixed-line, cable TV and broadband, subsea fiber and terrestrial fiber providers and ICT service providers.

In some of the markets in which we operate, our competitors may have more advanced technology, greater coverage areas, or both. Moreover, some of our competitors have more extensive engineering, marketing, personnel and capital resources. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants. For example, number portability is currently implemented in many of the markets in which we operate, and we expect that this will be implemented in several other markets over the coming years (including Barbados, Curaçao, Antigua, Turks and Caicos Islands and Guyana). The mobile telecommunications operators in each market compete for customers principally on the basis of services offered, price, marketing skills, quality and reliability of service and coverage area. Increased competition may result in pricing pressure, reduced margins and profitability, increased customer churn and the loss of revenue and market share. Price competition is especially significant on voice and short messaging services, which are largely commoditized, as the ability to differentiate these services among operators is limited. In the year ended March 31, 2023, 29% of our total revenue was generated from mobile voice. While our revenue from mobile data has increased in recent years, there is uncertainty as to whether the future growth in such services will be sufficient to replace any declines in mobile voice services.

Liberty Global plc is currently our principal competitor in many of the markets in which we operate. We also face a variety of other international, regional and local competitors in many of the markets in which we operate. Consolidation within the telecommunications sector in the markets in which we operate could result in, among other things, competitors with greater scale operating aggressively in these markets. In addition, in many of our markets, we compete against operators that are owned, partially owned or formerly owned by the local government or by the incumbent fixed-line provider, which may provide these competitors with competitive advantages not available to us, including greater economies of scale, the ability to offer bundles of services and subsidies of the mobile business with profits generated by the fixed-line business.

Additional licenses may be awarded in our markets (especially in those markets with only two providers), which could increase competition. For instance, in Barbados, a new mobile entrant, KW Telecommunications Inc., was recently issued a mobile license and is expected to launch in 2023. In Trinidad and Tobago, the government conducted a process for the awarding of a third mobile license in 2014. However, that process has stalled with no clear reason given by the regulator. It is also unclear how that process to award a third mobile license will proceed, if at all. In Jamaica, the government has granted a mobile license to Rock Mobile, which is expected to launch in 2023. In the French West Indies, a license was awarded on November 22, 2016 to a fourth mobile operator, Iliad Group (which operates under the “Free” brand), which has operations on mainland France and other markets. It launched commercial operations in the French West Indies in May 2022. Guyana, following liberalization of the telecommunications sector in October 2020, issued licenses to two additional operators, namely, E Networks, and Green Gibraltar. Finally, in Curaçao two potential competitors are either in the concession application process or preparing the application, and at least one of the applicants is considered likely to launch in the near future.

In addition, new competitors, such as cable companies that are able to leverage their existing networks to provide voice and data services, may enter the telecommunications markets and we may face additional competition from other communications technologies that are being or may be developed in the future. Those technologies include the provision of broadband satellite services by satellite with operators such as StarLink already seeking authorizations in the region, including in Trinidad and Tobago.

More generally, the rapid development of new technologies, services and products could impact our business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and internet companies, enter the market. For example, the growth in internet connectivity has led to new entrants offering Voice Over Internet Protocol, or “VoIP,” services or audio or video content services delivered over the internet (referred to as “Over-The-Top” or “OTT” services), which provide additional competitive risks to aspects of our business. Such operators could displace the services we provide in wireless communication by using our customers’ internet access (which we may or may not provide) to enable the provision of voice calls and instant

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messaging services directly to our customers. The growth in internet connectivity will also likely enable the provision of content which may constitute an alternative to content provided by our mobile applications or cable TV services.

If we fail to compete effectively, or if aggressive competitive behavior by our competitors in pricing services or acquiring new customers would result in our not being able to maintain or increase our market share, that would have a material adverse effect on our revenue and results of operations and could result in a downgrade of our credit ratings, which could restrict our access to the capital markets. Both a material adverse effect on our revenue or results of operations and restricted access to the capital markets could have a negative effect on our liquidity.

Currency fluctuations or devaluations could reduce the amount of profit and assets that we are able to report.

Our revenue is predominantly denominated in local currencies, such as the Jamaican dollar, the Haitian gourde, the Trinidad and Tobago dollar, the Eastern Caribbean dollar, the Bermuda dollar, the Cayman Islands dollar, the Barbadian dollar, the Aruban florin, and other local currencies, while the majority of our long-term debt liabilities are denominated in U.S. dollars. Although the value of the Barbadian dollar, the Eastern Caribbean dollar, the Aruban florin, the Netherlands Antilles guilder (Curaçao), the Cayman Islands dollar and the Bermuda dollar are fixed to the U.S. dollar, we cannot provide any assurance that this will continue. On June 1, 2018, the Government of Barbados announced the suspension of interest and amortization payments due on its debts owed to external commercial creditors as part of a debt restructuring plan. While certain public commentary suggested that the Government of Barbados may devalue the Barbados dollar as part of this exercise, no such action has been taken to date. The Jamaican dollar, the Haitian gourde, the euro, the Guyanese dollar and the Trinidad and Tobago dollar fluctuate freely against the U.S. dollar, and any adverse fluctuations in these currencies may have an adverse impact on our earnings, assets or cash flows. The currencies of certain markets in which we operate can fluctuate significantly against the U.S. dollar. For example, for the year ended March 31, 2023, the average exchange rate of the Haitian Gourde, Euro and the Surinamese Dollar into the U.S. dollar depreciated in value by 31.5%, 4.4% and 37.5%, respectively, as compared to the average exchange rate for the year ended March 31, 2022. For the year ended March 31, 2023, 16% of our revenue was denominated in the Jamaican dollar, 16% of our revenue was denominated in the Trinidad and Tobago dollar, 7% of our revenue was denominated in the euro and 15% of our revenue was denominated in the Haitian gourde. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on our results of operations and financial condition.

We seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, as much as possible, assets and liabilities. Our ability to reduce our foreign currency exchange exposure is limited by our ability to borrow in local currency and enter into commercial contracts denominated in U.S. Dollars. We cannot assure you that in the future we will be able to fund our capital expenditure needs as well as reduce our foreign exchange exposure by borrowing in local currency. As a result, our exposure to market fluctuations or devaluations would be exacerbated.

Most of our subsidiaries receive revenue that is denominated in the local currency. The imposition of foreign exchange controls or the inability or delay in converting local currency to foreign currencies may have an adverse impact on our business and financial condition.

Most of our subsidiaries receive substantially all of their revenue in the currency of the markets in which we operate. We expect to derive substantially all of our revenue through funds generated by the operating subsidiaries and, therefore, we will rely on the ability of the operating subsidiaries to transfer funds to us. There are foreign exchange controls in some of the countries in which we operate, which could significantly restrict the ability of these subsidiaries to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, although we have experienced no material difficulty in obtaining permits to allow our subsidiaries to export cash to us. There can be no assurances, however, that this will continue to be the case. In particular, our businesses in Barbados and Trinidad and Tobago are subject to foreign exchange controls that could restrict our ability to convert local currencies and repatriate funds. For example, the Surinamese government has in the past imposed certain foreign exchange restrictions that require the Surinamese dollar to only be exchanged into foreign currency at prescribed rates with the Central Bank of Suriname. Similarly, the Central Bank of Curaçao has in the past suspended the issuance of foreign exchange licenses resulting from any transfers abroad. There can be no assurance that these foreign exchange controls will not be re-imposed. In addition, where such circumstances persist, it is possible that the governments of such countries may look to devalue the currency. Further, a few countries in

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which we operate restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that our ability to receive funds from our subsidiaries will not subsequently be restricted.

We are dependent upon interconnection agreements, transmission agreements, leased line agreements and roaming agreements.

We are dependent upon access to networks which are primarily controlled by the incumbent operators (many of which are current or former government-owned public telecommunications operators or competing fixed and/or wireless telephone operators). For example, we have voice interconnection agreements with Liberty Global (our primary competitor in many of our markets) in many of the Caribbean markets in which we and Liberty Global both operate. We also generally have interconnection agreements with other fixed and wireless providers in each of the markets in which we operate. In some markets, existing interconnection agreements may have expired, but those expired interconnection agreements typically roll over on an ongoing basis in accordance with their express terms and industry practice.

Significant delays may also be faced when negotiating new agreements, or renewing expired agreements. This is largely due to extensive commercial and technical negotiations that must take place in the case of new agreements, or in the case of renewals, due to termination rates that require amendment whether by agreement or through regulatory intervention, or due to changes that may be required following amendments made to mandated reference interconnection offer documents in some of our markets.

Our failure to enter into or maintain acceptable interconnection agreements with fixed-line and other wireless service providers in each of the markets in which we currently operate or will operate in the future could prevent our subscribers from calling the subscribers of fixed-line and other wireless service providers in a particular market, which could restrict the growth of the wireless services in any such market and may have a material adverse effect on our business and results of operations. Any failure or delay on the part of these telecommunication service providers in fulfilling their contractual or statutory obligations for a prolonged period of time could have a material adverse impact on cash flow available to our subsidiaries and us and, as a result, could adversely affect our business, results of operations or financial condition. Furthermore, we have received an increasing number of requests for interconnection from small locally domiciled carriers with domestic and/or international licenses. In most of our markets there is a legal requirement to interconnect with other licensed carriers. Since these carriers have no or a very limited number of local subscribers, they could aggressively start to compete for incoming international calls by undercutting our rates. This could materially reduce our revenue on incoming international minutes.

In addition, our results of operations are affected by the cost of transmission and leased lines to effect interconnection or in the provision of services generally to subscribers. There can be no assurance that we will be able to maintain transmission or leased line agreements on appropriate terms to maintain or grow our business. The increased usage of data services will require increased transmission capacity both within our markets and also in and out of our markets, primarily to the United States. There can be no assurance that we will be able to maintain or increase transmission capacity on appropriate terms to maintain or grow our business.

Regulators in all of our markets have reduced, or are expected to consider reducing, interconnection rates. Because we are often one of the larger suppliers of telecommunications services in the countries in which we operate, and as such, typically a net recipient of interconnect payments, this could have the effect of materially reducing our revenue.

Roaming is an important feature to many of our subscribers. Subscribers can only access another telecommunications provider’s wireless network if that other provider allows them to roam on its network. We rely on agreements with other wireless providers to provide roaming capability for our subscribers. For many of our customers the geographic scope of coverage and the rates we charge for roaming are factors when selecting a wireless service provider. Roaming rates are regulated in the French West Indies under European Union regulation (e.g., “roam-like-at-home” legislation, which was extended for 10 more years in April 2022) and may in the future be subject to regulatory review in our other markets. Such a review is underway by the ECTEL, which regulates five of our markets (St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) and is expected to result in some regulation and/or controls on prices for mobile roaming among these markets. In addition, in Jamaica the regulator, the OUR, has adopted a determination that requires that customer spending on post-pay roaming be subject to a cap so as to avoid “bill shock.”

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Separately, the Caribbean Community has facilitated a review of roaming charges which led to discussions with Digicel and Flow culminating in the reduction and levelling of roaming charges throughout the Caribbean. On February 22, 2022, Flow and Digicel signed The Declaration of St. George’s-Towards the Reducing of Intra-Caricom Roaming Charges with the effect of significant savings for customers on an average of 70% on their roaming charges. In addition, the quality of service that our customers have when roaming may be inferior to the quality of service that we provide our customers, and our customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Some of our competitors may be able to obtain lower roaming rates or more favorable roaming arrangements because of their affiliation with, or ownership by, other wireless service providers. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming as compared to our competitors may result in a loss of subscribers, which could have a material adverse effect on our business and results of operations.

Our mobile applications and Cable TV use content provided by third parties. We may have difficulty securing such content and as a result, such content may not be accepted or widely used by our customers.

We acquire rights to certain services for use by our Mobile and Cable TV subscribers. We make long-term commitments relating to these rights in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees may be negotiated for a number of years and may include provisions which require that we must still pay part of the fees even if the service supplied is no longer popular.

The success of our Cable TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movies, sports and other popular programming is a major factor that attracts customers to Cable TV services. We may not be able to obtain sufficient high-quality programming from third-party producers for our Cable TV services on satisfactory terms or at all in order to offer compelling Cable TV services, which could result in reduced demand for, and lower revenue and profitability from, our cable services. In addition, many OTT operators are increasingly licensing content or developing their own proprietary content, which may result in content being either more expensive for us to license or being unavailable to us, which could result in more limited or less attractive content being available on our Cable TV services, or our customers choosing to purchase such OTT services instead of our Cable TV services.

Further, we have mainly acquired the businesses that provide our Cable TV services rather than developed these services in-house. There is a risk that if certain personnel in the acquired businesses leave their positions, our management team will not have the required skills to negotiate satisfactory contracts relating to such content, which would impact the competitiveness of our offering. In certain cases, the businesses we acquired may not have satisfactory contracts in place with the owners of such content which could complicate any ongoing or future contractual negotiations or lead to disputes with such parties including claims for copyright infringement.

The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use, and our Cable TV & Broadband (now branded as “Digicel +”) business fluctuates primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.

Our ability to maintain and to expand our telecommunications networks may be affected by disruption of supplies and services from our principal suppliers.

We rely on a limited number of leading international and domestic communications equipment manufacturers to provide network and communications equipment and technical support. The key suppliers of equipment for our existing networks are Huawei, Ericsson, ZTE and Alcatel. The key supplier of our handsets and accessories is Facey Telecom Commodity Company Limited, a distribution business that operates in regions including the Caribbean and Central America, with whom we have no affiliation or other relationship other than with respect to the supply and distribution of our products. Facey Telecom Commodity Company Limited supplies our retail channel with handsets from, among others, Apple, Alcatel, Microsoft, ZTE, Samsung, LG and Huawei, which currently account for substantially all of the handsets and accessories supplied to us. We do not have operational or financial control over our key suppliers, and we have limited influence with respect to the manner in which they conduct their businesses.

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We believe there are a number of alternative suppliers of handsets and accessories available to us. Our agreement with Facey Telecom Commodity Company Limited allows for the contract to be terminated by us or by Facey Telecom Commodity Company Limited upon four months’ written notice, and we believe that we would be able to locate an alternative supplier or wholesale distributor within that notice period, although we may suffer some disruptions or incur increased costs as a result. In the event that we issue a notice of termination under our Facey Telecom Commodity Company Limited contract, we are required to purchase any remaining inventory that we have ordered from Facey Telecom Commodity Company Limited at their acquisition price and make such payment within 14 days of the date of termination.

In February 2017, we entered into a multi-year agreement with ZTE to provide certain equipment to us as part of our global network transformation program. In April 2018, ZTE was subject to a denial order issued by the U.S. Department of Commerce Bureau of Industry and Security. This had a material impact on ZTE’s operations and caused disruptions to our network upgrade and operating activities. In July 2018, the denial order was lifted and ZTE resumed the transfer of the remaining equipment to us. This transfer was completed in October 2018. We are also working with other equipment providers as part of our network modernization process.

If we are unable to obtain adequate alternative supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, our ability to maintain and expand our telecommunications networks may be materially and adversely affected.

Substantially all of our customers receive services from us on a prepaid basis and therefore we are exposed to higher risk of customer churn.

Prepaid customers, those customers that purchase credit in advance of service use, represented approximately 88% of our subscribers at March 31, 2023. Prepaid customers do not sign fixed term service contracts, which makes our customer base more susceptible to switching wireless service providers. Termination of our services by subscribers is referred to as churn. In addition, many of our subscribers are first time users of wireless telecommunications services, who have a tendency to migrate between service providers more frequently than established users. To the extent our competitors offer incentives to our subscribers to switch wireless service providers, through subsidizing or giving away handsets or other promotions, the risk of churn will increase. In addition, in some of the markets in which we operate, we may offer subscriber identity module only promotions, where there is no subsidized handset or similar incentive provided to customers, and in some cases this could lead to higher churn as the cost of acquiring a new or additional subscriber identity module may be lower for customers. Further, many of the markets in which we operate have started to consider whether or not to implement number portability, which, if implemented, may negatively impact our churn. Our inability to retain existing prepaid customers and manage churn levels could have a material adverse effect on our business and results of operations. For the years ended March 31, 2023 and March 31, 2022, our average levels of monthly churn were 4% and 4%, respectively.

Our markets are characterized by rapid technological change, which could render our products obsolete and cause us to make substantial expenditures to replace our products.

The Mobile and Cable TV & Broadband businesses that we operate are capital intensive with significant capital expenditures required to add customers to our network. Our Business Solutions (now branded as “Digicel Business”) business leverages our existing network infrastructure supported by the rollout of FTTB networks in targeted areas. As new technologies develop, equipment may need to be replaced or upgraded or a network may need to be rebuilt in whole or in part, at substantial cost to us, to remain competitive. For example, increased demand for bandwidth-intensive multimedia services will require us to upgrade our mobile networks to newer technologies that provide increased bandwidth and speed leading to a higher network cost per subscriber than in the past. We have launched LTE technology in all of our markets. In addition, we have acquired and are developing cable and fiber networks to expand our Cable TV & Broadband and Business Solutions businesses. Our customers expect that we will regularly introduce increasingly sophisticated telecommunications services which may require us to upgrade our networks and incur significant capital expenditures. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete. For example, for many years a majority of our smartphone subscribers had Blackberry handsets, but the general decline in Blackberry popularity led to customers switching to alternative devices such as Android smartphones. In addition, to the extent our equipment or systems become obsolete, we may be required to recognize an impairment charge to such assets, which may have a material adverse effect on our business and results of operations.

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If we cannot successfully develop and manage our networks, we will be unable to expand our subscriber base and could lose market share and revenue.

Our ability to increase our subscriber base depends upon the success of the expansion and management of our networks. The build-out of our networks is subject to risks and uncertainties that could delay the introduction of service in some areas and increase the cost of network construction. We lease most of the sites on which our cellular communications towers are located. Any failure or delay in securing the renewal of these leases on favorable terms could have a material adverse effect on our results of operations. In addition, in the French West Indies, the roll-out, operation and maintenance of our Radio Access Network is performed through a joint venture with Illiad and as such is not under our sole control. To the extent we fail to expand our network on a timely basis, we could experience difficulty in maintaining or expanding our subscriber base as our network or spectrum position may not be able to adequately support our existing or new subscribers. In addition, our ability to manage our business successfully is dependent upon our ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of our infrastructure in the future, including our billing systems, could have a material negative effect on our profits and results of operations. Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand its operations.

Expansion may cause us difficulty in obtaining adequate managerial and operational resources and restrict our ability to successfully expand our operations.

Our continued expansion has placed, and we expect will continue to place, a significant strain on our management and operations and financial resources. In addition, as we seek to diversify our product portfolio to include a variety of Business Solutions, Cable TV and content services, we will need to expand our managerial and operational resources. Management of growth and diversification will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems;

•	expansion of internal controls;

•	hiring and training of new and existing personnel;

•	greater regulatory compliance demands; and

•	coordination among our logistical, technical, accounting and finance personnel.

The expansion of our product portfolio could prove costly, time-consuming and divert our management’s attention from other day-to-day business matters.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in our markets is intense due to the small number of qualified individuals. Our failure to successfully manage our growth and personnel needs could have a material negative effect on our business and results of operations.

There can be no assurance that our initiatives to drive growth in mobile data revenues and develop additional revenue streams will be successful, which could have a material adverse effect on our business, financial conditions and results of operations.

In recent years, we have experienced declines in financial and operational metrics like revenue, ARPU and Adjusted EBITDA as the telecom industry undergoes significant change, including a decline in voice usage. To counteract these declines, we have adopted various initiatives to drive growth in mobile data revenues and develop additional revenue streams. For example, we took certain tariff rebalancing actions, which have resulted in lower data revenues in the short-term but are targeted at stimulating subscriber retention, higher data usage and, ultimately, increased data revenues in the longer term. In addition, we are focused on developing our Business Solutions services, expanding our Cable TV & Broadband businesses, for example, by launching FTTH and FTTB networks in additional markets and launching Prime Bundles in our Mobile business. There can be no assurance that these initiatives will be successful, which could have a material adverse effect on our business, financial condition and results of operations.

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There can be no assurance that the planned deleveraging of our business will be successful, which could have a material adverse effect on our business, financial condition, and results of operations.

The Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions will deleverage our consolidated balance sheet, and we intend to continue to deleverage our consolidated balance sheet through a combination of cost savings, EBITDA growth and other initiatives (which may include selling assets or raising equity). There can be no assurance that such deleveraging initiatives will work, and we may have to evaluate other potential transactions to deleverage our balance sheet and manage our liquidity.

Some of the locations of the operations of our subsidiaries expose us to the risk of significant disruptions of service should a natural catastrophe occur at or in the vicinity of such locations and the effects of extreme weather conditions, including as a result of global climate change, could negatively affect our business.

Some of our operating subsidiaries’ operations, such as billing systems, dealer management and commission handling, data warehousing, short messaging services, roaming reconciliation and network operating centers, have been centralized in central hubs. Such services are provided by our operations at the central hubs to the operating subsidiaries under service agreements negotiated on an arm’s-length basis. Although some of these operations have already been duplicated locally in each subsidiary and other operations will likely be duplicated for contingency purposes, a natural disaster affecting our central hubs, or a deterioration in the financial viability of our operations at such locations, could cause interruptions in, or termination of, services provided by our operations to the operating subsidiaries. As part of the “Digicel 2030” Transformation Program, we increased reliance on such central hubs and accordingly there are less local duplication of such services. It would be time-consuming and difficult to find a replacement service provider for such operations and any such events would have a material adverse impact on our business and operations and those of our subsidiaries.

In addition, extreme weather conditions or natural disasters—for example, the damaging impact of Hurricanes Irma and Maria on a number of markets in September 2017, the volcanic eruptions in Saint Vincent and the Grenadines more recently in April 2021, and severe tropical storms and rain events, which hampered and slowed down the recovery phase of the network operations—could again negatively affect our business. In particular, global climate change may increase the frequency and severity of adverse weather conditions, such as hurricanes, floods and other climatic events, which may interrupt or curtail our operations, or our customers’ operations, cause supply disruptions, result in a loss of revenue and damage to our equipment and facilities and negatively impact the economic health of the regions in which we operate.

Any expansion into new markets or new lines of business might not be successful.

As part of our ongoing business strategy, we regularly consider expanding into new geographic markets and into new lines of business through the acquisition of third parties or organic growth. For example, we have recently completed several acquisitions as part of our evolution into an integrated provider of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. There are substantial risks associated with such efforts, including risks that (i) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be a material negative effect on our business and results of operations.

Our current operations and our expansion plans have significant capital expenditure requirements and if we are unable to acquire such additional capital in a timely manner or at terms commercially acceptable to us, our business may be adversely affected.

We expect that the continuing expansion and development of our business will continue to require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We incurred capital expenditures in cash of $256.0 million and $274.0 million in the years ended March 31, 2023 and March 31, 2022, respectively.

Our capital requirements may vary materially from those currently planned if, for example, our revenue does not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have

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to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities or agreements. In addition, we and our subsidiaries are all party to debt instruments that impose significant limitations on our and our subsidiaries’ ability to raise additional debt financing.

Our operations are subject to various operating risks including breakdowns of equipment, interruption of supplies and services and natural disasters, and resulting losses may cause a material adverse impact on our business and operations.

We use a wireless network in each of our markets and a microwave backbone system. In addition, we use cable and fiber networks in certain of our markets. The continued operation of our networks involves many risks, including the breakdown of transmission equipment, the failure of billing and other core network software systems, the interruption of required power supplies and the effect of hurricanes and other natural disasters common in the Caribbean. For example, in September 2017, Hurricanes Irma and Maria crossed the Caribbean causing damage to a number of countries and territories (including Anguilla, Barbuda, the British Virgin Islands, Commonwealth of Dominica, the Dominican Republic, Haiti, Puerto Rico, Saint Martin, St Maarten and the U.S. Virgin Islands) and certain of our assets. Although facilities in each of our markets contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failures would not prevent the affected facility from performing. In addition, the outbreak of COVID-19 or a similar outbreak in the regions in which we operate could adversely impact the operation of our network infrastructure. Any insurance maintained to protect against certain of these operating risks may not be adequate to cover lost revenue or increased expenses. Breakdown or failure of equipment and/or systems in any of our markets may significantly reduce our revenue or increase our costs and adversely impact our business and results of operations.

The COVID-19 pandemic has caused and may continue to cause a material adverse impact on our business and operations.

Our business, operations and financial performance have been negatively impacted by the COVID-19 pandemic and related public health responses. The pandemic and related public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the closure of hotels and resorts, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, have adversely affected demand for our communications services, with the most severe impact in markets that are the most dependent on tourism. In addition, any further resurgences in COVID-19 and the related initiatives imposed to stem these resurgences may result in supply chain disruption, including certain critical vendor services, which could have an adverse impact on our ability to serve our customers. If any of our suppliers face significant business disruptions as a result of COVID-19 or a similar outbreak, our business and financial condition could be materially adversely impacted, including from any disruption to critical vendor services or loss of business. In addition, countries have sought and may in the future seek new or increased revenue sources due to fiscal deficits that resulted from measures taken to mitigate the adverse economic impacts of COVID-19, such as, among other things, imposing new taxes on the products and services we provide.

Potential acquisitions or other strategic investments may require us to incur substantial additional debt and integrate new technologies, operations and services and we may not be able to execute our acquisition strategy successfully.

We regularly consider opportunities to expand our business in the Caribbean, Central America and other regions through acquisition of licenses, mergers and acquisitions, joint ventures or other forms of strategic investment in other wireless operators. Any strategic investment we pursue may cause us to incur substantial additional indebtedness to finance the investment or, in the case of an acquisition, to assume the indebtedness of the entities that are acquired.

In addition, we may not be able to obtain the requisite regulatory approvals to consummate such transactions. For example, we agreed in 2012 to sell our El Salvador business to America Movil but the required regulatory approval was not obtained and the sale of the El Salvador business did not proceed. Furthermore, obtaining governmental approvals may cause delays in the consummation of a sale or impose additional costs associated with such transactions, and we would be subject to business uncertainties while the sale is pending. By way of further

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example, the Fair Trading Commission in Jamaica challenged our acquisition of the Claro Jamaica business from America Movil in 2012, claiming that the acquisition would lessen competition in the market. The court of first instance ruled against us on certain preliminary points in May 2012, which ruling was appealed. The Court of Appeal of Jamaica reversed the decision made at first instance and ruled in our favor. The Fair Trading Commission filed a limited appeal on certain points of law with the Privy Council, and in August 2017, the Privy Council found in favor of the Fair Trading Commission but with no effect on the closing of the transaction.

Furthermore, we may encounter difficulties in integrating acquired operations with our own operations, including the financial information of the acquired operations, as a result of a range of factors including different technologies, services or service offerings. These actions could prove costly or time-consuming or divert our management’s attention from other business matters. Our business strategy includes pursuing new license opportunities in markets in which we do not operate, and we expect that other wireless telecommunications operators, including some of our existing competitors, have or will obtain licenses in some of the markets where we are seeking licenses. The competition to obtain or renew licenses is increasingly intense. As such, we may have to pay substantial license fees and/or spectrum allocation fees in certain markets, as well as meet specified network build-out requirements. We cannot assure you that we will be successful in obtaining any further wireless telecommunications licenses. If we obtain more licenses, we may need to seek future funding through additional borrowings or equity offerings, and we cannot assure you that such funding will be obtained on satisfactory terms or at all. We would likely face significant competition from incumbents and may not be successful in these launches.

We rely on key management personnel, and our inability to retain our current personnel or attract other talented professionals may have an adverse impact on our business.

Our success to date has been influenced by the abilities and telecommunications operating experience of our senior management team, including Mr. Denis O’Brien and others. If we lose the services of one or more of our executive officers or key employees or if one or more of them decides to join a competitor, we may find it difficult to find replacements with similar knowledge and experience, especially in relation to our business. As a result, our business, results of operations and financial condition could be adversely affected. Our future success will depend on our continued ability to attract, retain and motivate skilled employees and other senior management personnel. If we are unable to attract skilled professionals, or fail to integrate them into our organization or retain them after we have invested resources in their training, our ability to compete and our operations will be affected. In addition, some members of our senior management team are not parties to non-compete agreements covering the entire Caribbean and Central American markets. Therefore, a loss of key management personnel may have a material adverse effect on us.

Currently, Mr. Denis O’Brien, Digicel’s founder and Chairman of the DGHL board of directors, owns substantially all of DGHL’s shares, and DGHL in turn indirectly owns all of our shares. Following the consummation of the Reorganization Transactions, he will own a significantly smaller percentage of our shares. While Mr. Denis O’Brien is expected to remain on our board of directors and we expect to enter into the Services Agreement with Mr. Denis O’Brien for him to, among other things, provide services to us in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, Mr. Denis O’Brien may allocate his time among his other business activities and we may not benefit from his knowledge and expertise regarding our business and industry to the same extent as before.

We and our parent entities are party to a number of arrangements with affiliates, and some of them may not be on an arm’s-length basis.

We and our parent entities are party to a number of arrangements with affiliates controlled by Mr. Denis O’Brien, the Digicel’s founder and Chairman of DGHL’s board of directors.

We and our parent entities may enter into additional related party transactions in the future. We cannot assure you that the consideration in these transactions would not be different and more favorable to us were they conducted with an unaffiliated third-party.

Although we currently exercise management control over all of our subsidiaries, we own less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the

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shareholders agreements governing such subsidiaries could adversely affect our operations or affect our ability to cause our subsidiaries to pay us dividends.

In nine of our markets, operations are partly owned by local investors holding minority positions ranging from 1% to 49%. We may also make new acquisitions or investments whereby we will hold less than 100% in these companies. Owning such majority interests carries certain risks, including:

•	conflicts between the policies or objectives adopted by our partners and those adopted by us or non-compliance by such partner with the policies or objectives adopted by us, particularly regarding insurance coverage and sanctions compliance;

•	reputational risks from associating with our partners;

•	disagreement with our partners over the performance of their obligations;

•	disputes as to the scope of each party’s responsibilities;

•	financial difficulties encountered by our partners affecting their ability to perform their obligations;

•	financial or other obligations of joint ventures, which may be (partially or wholly) guaranteed by us in certain locations;

•	approval requirements imposed by shareholder agreements with certain investors may limit our flexibility and ability to implement strategies and tactics that we believe are in our best interests;

•	our ability to withdraw funds, including dividends, from those subsidiaries depends on receiving the consent of the other investors; and

•	the requirement to purchase the equity interest of partners.

These and other risks may result in a deadlock situation and an inability to distribute profits or make further necessary investments.

Our forecasts and plans for these operations assume that our local partners will fulfill their obligations to contribute capital. If any of our local partners fail to observe their commitments, it is possible that the affected subsidiary would not be able to operate in accordance with our business plans or that we would have to increase the level of our investment to give effect to these plans.

While the precise terms of the arrangements vary, our operations may be affected if disagreements develop with our local partners. Any disagreements with the minority shareholders in our subsidiaries may have an adverse effect on our business and results of operations. In addition, in some cases, we may receive less information on the business activities of these companies than it would on one of our wholly-owned subsidiaries and we will typically not have full control over the companies’ conduct of business as certain topics are reserved matters for which decision making requires unanimity of the joint venture participants. Rights of minority shareholders may negatively affect our ability to control certain subsidiaries. If such conflicts or problems arise, they could have a material adverse effect on our business, financial condition and results of operations.

We operate in some markets that are considered politically and economically unstable, which could negatively affect our operations.

We currently have interests in wireless telecommunications operations in 25 markets in the Caribbean region and one in Central America. We are subject to government regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some of these countries lack mature legal and regulatory systems. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future. Furthermore, certain countries in which we operate, such as Haiti, or in which we may operate in the future, face significant challenges relating to lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission.

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For example:

•	Haiti has experienced significant instability, which may continue. Conditions in Haiti were exacerbated by the earthquake in January 2010, which caused extensive damage in the country’s capital, Port-au-Prince, and surrounding areas and, more recently, cholera, hurricanes and civil unrest arising from poor economic conditions (including fuel shortages) and political uncertainty. Haiti’s long-term recovery is dependent on foreign aid, which may not be sufficient to address the country’s needs, and this could adversely affect our business. More recently, civil unrest and political uncertainty has been exacerbated, which has led, on multiple occasions, to violent unrest and popular uprisings. Economic activity has deteriorated, which has impacted adversely on our operations. Following the Haitian government’s removal of fuel subsidies in September 2022, fuel prices have increased significantly, further exacerbating civil unrest, violence and disruption to economic activity. Barricades have been erected systematically on all major routes across the country, severely impacting our operations. In particular, we have faced difficulties in refueling sites and keeping towers operational. We are prioritizing highly utilized sites, but we have experienced, and expect to continue to experience, significant disruptions to our services in Haiti. We expect further significant negative impacts to our operations and financial performance as a result of the instability in Haiti. In addition, inflation in Haiti has increased and the exchange rate has continued its depreciation relative to the U.S. dollar, further impacting our results of operations. The Haitian gourde depreciated by 31.5% relative to the U.S. dollar in the year ended March 31, 2023, which affected our revenue for the year ended March 31, 2023, and has continued to depreciate significantly relative to the U.S. dollar since March 31, 2023.

•	Jamaica has historically had very high public debt to GDP ratios, with public debt previously hovering around 123% of GDP. In the past, it has suffered credit ratings downgrades by Standard & Poor’s and Moody’s and has had difficulties servicing its public debt. While Jamaica’s public debt has improved and there have been a number of upgrades to its credit rating, there is no assurance that the situation will not deteriorate or that credit rating downgrades will not occur again in the future. The IMF has previously noted that significant social reforms still need to be implemented to ensure the future sustainability of public finances. There are no assurances that these reforms will be implemented successfully, which may cause public debt to rise again in the future.

•	The Government of Barbados has in the past completed restructurings of its sovereign debt. There can be no assurances that the sovereign debt situation in Barbados will not deteriorate again in the future, which may lead to future sovereign debt restructurings.

These challenges could interrupt our operations and could have a material adverse impact on our ability to maintain and grow our business.

Potential inflation in local economies may affect some customers’ ability to pay for our subsidiaries’ services, and it may also adversely affect the stability of the communications market in those areas.

Our operations are dependent upon the economies of the markets in which we have interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, GDP and interest and foreign exchange rates. We may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for our subsidiaries’ services. In addition, these fluctuations may affect the ability of the market to support our existing wireless telephone interests or any growth in wireless telephone operations. It is also possible that a period of significant inflation in any of our markets could adversely affect our costs and financial condition.

We may be affected by fluctuations in interest rates, which may have an adverse impact on our business and financial condition.

Our existing debt consists, in part, of U.S. dollar-denominated variable rate instruments based on the SOFR. Changes in interest rates are driven by market conditions, the interest rate policies of various governments and central banks, and other circumstances beyond our control. Any future increase in the SOFR or the bond funding rate will increase our cost of debt financing, resulting in an increased use of cash flow from operating activities to service our indebtedness. Such an increase could adversely affect our results of operations and financial condition.

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Some of our customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances may adversely affect our operations.

Many of the countries in which we have operations depend on remittances from emigrants as a source of foreign currency. Many of our customers depend on such remittances as either a primary or secondary source of income. Any circumstance, law, regulation or event that restricts, reduces or prevents these remittances may have an adverse effect on our operations.

We collect, store, use and otherwise process personal and sensitive data and our systems may be the target of potential cyber-attacks and other security breaches that could have significant negative consequences.

We collect, store, use and otherwise process personal data, including customer data, particularly through our mobile applications, such as for mobile financial services and business solutions. Our data processing activities are increasingly subject to privacy and data protection laws in the various jurisdictions in which we operate, such as the European Union General Data Protection Regulation in the French West Indies. Regulatory authorities in some of the markets in which we operate have the right to audit us and impose substantial fines if they find we have not complied with applicable laws and regulations and adequately protected personal data.

Although we take precautions to protect our and our customers’ data in accordance with applicable privacy and data protection requirements, we are exposed to a range of cybersecurity and other information security threats in our businesses, and these threats, which continue to become increasingly frequent, sophisticated and diversified, include an increased number of cyber extortion and ransomware attacks. These threats may come from a variety of sources, including organized criminal groups, terrorists, nation states, nation-state supported actors and others. Security breaches and other threats including cyber-attacks, computer hacking attacks, computer viruses, worms or other destructive or disruptive software, phishing attacks, ransomware attacks, process breakdowns and denial of service or information attacks could cause a degradation or disruption of our services, damage to our properties, equipment and data, or unauthorized disclosure of our or our employees’, customers’ or shareholders’ personal or confidential information. We have experienced breaches of our systems in the past and may experience new breaches in the future. Our security measures may also be breached due to employee malfeasance or error, and outside parties may attempt to fraudulently induce our employees or customers to disclose personal or sensitive information or otherwise gain access to our data or our employees’, customers’ or shareholders’ data, including information subject to data protection laws and regulations. In addition, as we share certain information with our resellers and other third-party partners, such information is vulnerable to unauthorized access through the systems of these third parties. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on servers connected to the internet.

While we develop and maintain systems and processes designed to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems and processes are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, there can be no assurance that unauthorized access and security breaches will not occur in the future. In addition, because the techniques used to obtain unauthorized access to systems, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate or detect these techniques or implement adequate preventive measures. Further, we may experience delays in developing and deploying remedial measures designed to address any identified vulnerabilities. As cyber threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our systems and processes.

Any security breach or unauthorized access, including a ransom-style cyber-attack or similar incident that impedes our ability to use or access our information systems for an extended period of time, or any violation of applicable privacy and data protection laws or regulations, could cause significant legal and financial exposure, including lost revenue due to business interruption, increased expenditures on security measures, litigation, monetary damages, regulatory enforcement actions, fines or other penalties. In addition, we may be subject to regulatory or contractual obligations to notify individuals, regulatory authorities or others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and could require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived

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security breach. Any concerns about our privacy practices or the effectiveness of our security measures, even if unfounded, could damage our reputation and cause us to lose customers.

Most of the countries in which we operate do not have universal service obligations; however, if such obligations were introduced, the profitability of our operations could be negatively impacted.

In certain of the countries in which we operate, the access to telecommunications services may differ widely between urban and rural areas. When such services are available in rural areas, they are usually at significantly higher cost to providers than in urban areas, due to lower population density and access challenges due to lack of basic infrastructure, in particular roads and electricity. The purpose of universal service obligations is to provide access to persons in non-urban and isolated areas to telecommunications services by infrastructure build-out through subsidies at fair, reasonable and affordable rates. Currently we are subject to such universal service contribution obligations in some of our markets, which involves the imposition of levies on telecommunications operators to contribute to the development of infrastructure in such areas. It is possible that further markets in which we operate will introduce universal service contribution obligations in the future, which could have a negative impact on our profitability.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations, which had been pending since 2013. These regulations establish the Universal Service framework and require operators to pay fees into a Universal Service fund. The fees are calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services. The regulator in Trinidad and Tobago commenced levying the Universal Service fee on operators at the end of 2016.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulations that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

Our brands are subject to reputational risks.

The brands under which we sell our products and services, including the Digicel brand, are well-recognized brands across the geographic markets in which we operate. Our brands represent a material and valuable asset. Although we try to manage our brands, we cannot guarantee that our brands will not be damaged by circumstances that are outside our control or by third parties such as hackers, sponsorees, or interfaces with our clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. A failure on our part to protect our image, reputation and the brands under which we market our products and services may have a material adverse effect on our business and results of operations.

We may incur significant costs from wireless fraud, which could negatively affect our operating results.

We may incur costs and revenue losses associated with the unauthorized use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnect costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on our financial condition or the results of our operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect us, including by reducing our subscriber growth rate, subscriber base or average use per subscriber. Actual or perceived risks of mobile handsets or base stations could make it difficult to find attractive sites for mobile base stations or cell towers and reduce our growth rates, customer base and average usage per customer.

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Our business is subject to litigation and legal claims that could materially adversely affect it.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of our business. Our business is subject to the risk of litigation involving current and former employees, clients, vendor partners, suppliers, competitors, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable.

Risks Relating to Legislative and Regulatory Matters

The telecommunications operations market is heavily regulated and changes in regulation could adversely affect us.

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements and other attendant matters relating to our operations are regulated by different governmental authorities in each of the markets that we serve. In addition, such matters and certain other aspects of telecommunications operations, including, for instance, rates charged to customers, carriage of international traffic, international settlement rates, interconnection charges or quality of service provision, may also be subject to regulation in each of the markets we serve. Changes in the regulation of our activities, such as increased or decreased regulation affecting retail or wholesale pricing, the terms of interconnect arrangements with other fixed-line telephone or mobile operators, or requirements for increased capital investments, could have a material adverse effect upon our business and results of operations.

Mobile termination rates and other network interconnect rates are generally regulated. In many of the markets in which we operate such rates are regulated, and regulators are following the global trend towards decreasing rates with a move towards regulating the setting of interconnection rates based on the putative cost of providing such interconnection services.

An example would be the significant decline in mobile termination rates applicable to our operations in the French West Indies. On November 2, 2010, the French regulator, the Autorité de Régulation des Communications Électroniques et des Postes, implemented mandatory phased reductions on maximum mobile voice termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2017. In April 2020, the European Union published an act imposing new phased reductions on these rates of 5% on May 1, 2021, 21% on January 1, 2022, 27% on January 1, 2023 and 50% on January 1, 2024. Likewise, regulation (EU) n° 531/2012 on roaming on public mobile communications networks within the EU, which was to expire on June 30, 2022, has been renewed for another 10 years. In Jamaica, the regulator reduced the mobile termination rates in 2021 to J$.76 effective October 1, 2021 and to J$.69 effective December 1, 2021 for a period of five years. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8%, 21.6% and 12.5% in 2012, 2013, 2014 and 2015, respectively. There have been no further reductions since 2016. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the Fair Trading Commission published a decision in March 2015, effective in August 2015, which reduced mobile termination rates by approximately 80% over a two-year period. In May 2018, the ECTEL markets advised of the completion of a process to review mobile termination rates, which resulted in a reduction in the wholesale rate for mobile termination of up to 50% in the first year and up to 95% over a three-year period commencing in June 2018.

The regulators in Trinidad and Tobago and Guyana have also launched regulatory consultation processes aimed at determining new cost-based termination rates, which could ultimately involve reductions in mobile termination rates. In Trinidad and Tobago, the regulator has also established maximum incoming international termination rates that can be charged to other local operators. We cannot predict which countries will in fact reduce interconnection rates, when these rates will be reduced or the level by which they will be reduced. It is likely that interconnect rates will be under pressure to be reduced when the interconnection agreements in any of our other markets are due to be re-negotiated or amended. As noted above, mobile termination rates have already been significantly reduced in Jamaica, Haiti, El Salvador and the French West Indies. These processes and any other rate changes or changes to key financial metrics brought about through the imposition of regulatory measures could adversely affect us.

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We also typically require other governmental permits, including permits for the construction and operation of cell sites in each of the markets that we serve. Obtaining such permits may be difficult, which could delay launches of, or improvements to, our networks. In addition, some of the smaller markets in which we operate, including Anguilla, Antigua and Barbuda, the Cayman Islands, Grenada, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines, require foreign-controlled companies to obtain permission from governmental officials to lease or own real property. We have not obtained any such permissions. We could be required to make payments to obtain such permissions, or be required to find new leases. We currently do not expect any such costs to be material.

A number of regulators have commenced an examination of roaming services. These include Trinidad and Tobago and markets regulated by ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica). These reviews may result in obligations being imposed on us relating to price transparency, caps on roaming spend and/or price controls.

In 2018, the regulator in Trinidad and Tobago initiated a market review process for the wholesale fixed and mobile termination markets and the retail fixed and mobile markets. In December 2021, the regulator issued a request for information with a view to assessing whether any of the mobile operators are dominant. In the event that we are found to exercise significant market power, we may be subject to additional regulation, including possible price regulation of retail tariffs.

In 2022, regulators in the British Virgin Islands, Turks and Caicos Islands and Cayman Islands have indicated a market review process may be imminent to assess operators’ dominance or significant market power status, and the outcome of such reviews may lead to price regulation.

Regulation of the Internet is evolving, and unfavorable changes or failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

In certain of our markets, the laws and regulations governing use of the Internet are evolving. Any such existing and future laws or regulations may impede the growth of the Internet or other online services in such markets or otherwise adversely affect our operations. These laws and regulations could relate to the services being provided, user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and Internet access.

In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the Internet in our markets. Any changes in the applicable law and regulations relating to these matters may negatively impact our business.

A number of governments are introducing general data protection and privacy laws and regulations and failures by us to comply with these laws and regulations could substantially harm our business and results of operations.

Our operations in the French West Indies are subject to the EU General Data Protection Regulation, which came into force in May 2018, relating to the protection of natural persons with regard to the processing of personal data and the free movement of personal data. This regulation, which imposes strict obligations in case of personal data processing, directly applies to our subsidiaries located in the French territories but also impacts the relationships with Digicel companies and our providers because of the scope of protection of this regulation, especially with regards to transfers of personal data to third countries where an adequate level of protection is considered as not ensured. This framework also provides for significant fines for any non-compliance with the terms of the legislation.

A Data Protection Law came into force in the Cayman Islands in September 2019. This imposes similar obligations to those which apply under the EU General Data Protection Regulation in the French West Indies. Data protection laws are also in force, or will shortly be brought into force, in Aruba, British Virgin Islands, Barbados, Bermuda, Bonaire, Curaçao, Cayman Island, Montserrat, St. Kitts & Nevis, St. Lucia, and laws making some provision for data protection are in force in the majority of our operating territories, including Trinidad and Tobago. In addition, and also influenced by the EU General Data Protection Regulation framework, Jamaica has adopted data protection laws that are awaiting promulgation. Furthermore, other governments in the markets in which we operate have also signaled their intention to introduce data protection legislation. Depending on the provisions of such legislation, it may result in additional direct costs for us in our initial compliance with that legislation and/or it may have operational impacts on the conduct of our business, including to the direct marketing of our services.

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We could be subject to unexpected political, economic or legal developments that impact telecommunications regulations, particularly in countries where the regulatory regimes are less well-established.

The regulatory regimes in most of the countries in which we operate are generally less well-established than in developed countries where meaningful regulation in the telecommunication industry has existed for a longer time. As a result, our operations could be subject to unexpected political, economic or legal developments that impact telecommunications regulation, which could adversely impact our business. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on interest or dividends from the subsidiaries and tax concessions in certain operations), foreign exchange, export controls or otherwise in these or other jurisdictions will not change. The number of regulatory measures that our operations are subject to may also increase or become more onerous in these countries as these countries reform their telecommunications laws. Some countries such as Bonaire, Curaçao, Jamaica, Barbados, Trinidad and Tobago, Guyana, Suriname, St. Lucia, St. Vincent and the Grenadines, Grenada, Commonwealth of Dominica, Antigua, Barbuda, British Virgin Islands, and Turks and Caicos Islands have announced plans to reform, or are in the process of reforming, their telecommunications laws. Any changes in the applicable law and regulatory framework relating to our activities may negatively impact our business.

For example, in Jamaica, the regulator designated our Jamaica operation and our other mobile competitor as dominant public voice carriers. As a result, we became subject to more regulation in Jamaica, in particular in relation to interconnection rates. For example, the Jamaican regulator, the OUR, imposed regulated prices for mobile termination through the imposition of new mobile termination rates at the end of May 2013 following its cost model consultation process. As a result, mobile termination rates were set at J$1.1 (approximately one U.S. cent). This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years. The actions taken by the OUR were facilitated by the introduction of a new telecommunications policy which resulted in a comprehensive update to the applicable Telecommunications legislation. While the new government had previously indicated that new legislation would have to go through proper consultation and debate before being considered for a vote, in May 2012, the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This bill was passed by Parliament as “emergency legislation,” which legislation significantly increased the powers of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential and set termination rates based on specified cost accounting principles. These extended powers granted to the OUR by the passing of this emergency legislation in 2012 may have a material adverse impact on our retail and wholesale revenue and generally our operations in Jamaica. In addition, the government of Jamaica introduced two new taxes on the telecommunications sector in July 2012 and, in February 2013 made these subject to a general consumption tax. See “—We may be subject to further taxes or fees imposed by various governmental entities.” In addition, our competitors are often state-owned or have ties with the government. As such, they may receive financial support from the state, and be subject to less onerous regulations than we are.

In 2020, in Turks and Caicos Island, the Minister for Telecommunications insisted that all operators must meet the Belonger Status requirement mandated under the Telecommunications Ordinance. This is a requirement whereby businesses in Turks and Caicos Islands must have no less than 51% local ownership/shareholding. While Digicel previously enjoyed an exemption from such a requirement, in March 2022 the Minister indicated that in respect of Digicel’s renewed license, Digicel’s exemption from Belonger Status is to be limited to three years, which if followed through could see Digicel being forced to divest in order to comply with local control requirements.

In some of our markets, we may not be granted the licenses we apply for in order to provide our products, such as Cable TV & Broadband. Our licenses and frequency allocations are subject to ongoing review which may result in modification, early termination, revocation or non-renewal.

We may not be granted the licenses we apply for in order to provide the products we may wish to offer, or we may experience delays in obtaining such license. For example, our application for authorization for a fixed license in Guyana has been pending since 2020, and, even if we obtain authorization for a fixed license, the regulator may impose onerous conditions on us in connection with such authorization. In addition, the continued existence and terms of wireless telecommunications licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination or revocation. For example, such a review process is currently underway in the British Virgin Islands and Turks and Caicos Islands. While we would not expect to be required to cease

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operations in any market at the end of the term of our business arrangement, license or permit, we cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. For example, in Aruba, our license was renewed in January 2013; however, the renewal is subject to onerous conditions such as requirements to install equipment in Aruba that is currently operated out of a central location outside of Aruba, thus increasing our capital expenditure. Further, in Aruba, the current mobile concession is expiring on January 5, 2023 and Digicel has been in the renewal process since April 2022, but progress with the regulator is slow. Our licenses expire at various times between now and 2046. Upon termination or revocation, the license may revert to the government or local telecommunications agency without, in some cases any, or adequate, compensation to us.

In addition, we have faced and may continue to face the possibility of enforcement actions, penalties or censure for unauthorized spectrum use. For example, the regulator in Guyana began judicial enforcement action in 2021 concerning our use of certain 700MHz spectrum, which led to its vacation by agreement in late October 2021, together with the assignment of new, and reduced, 700 MHz spectrum to Digicel. In January 2022, the regulator confirmed that it also requires Digicel to vacate a portion of 850MHz spectrum that was not assigned to Digicel. In November 2020, U-Mobile (Cellular) Inc. was charged an unpaid regulatory license fee of over $9 million, but we have since objected to this fee on the basis that it is discriminatory. Discussions with the government are ongoing. Further, in British Virgin Islands, Digicel used unauthorized AWS spectrum between July 2020 until January 2022, due to network pressure and constraints, and degradation of quality of services to customers brought on due to the impact of the COVID-19 pandemic. As a result, Digicel is likely to be fined. In Aruba and Curaçao, spectrum frequencies were awarded to Digicel but the local regulators failed to send invoices to Digicel, in the case of Aruba, for a period of ten years. In Aruba this led to disputes over spectrum invoices in 2020 for the invoiced periods that were past the statute of limitations, which is five years locally. In August 2022, the regulator informed Digicel that it had failed to raise an invoice for spectrum charges for several years and is now seeking to recover US$2,452,247 in respect of four years of charges. These enforcement actions could affect our ability to render all our services as they are currently provided and have a negative impact on our results.

Certain disputes with regulators, competitors or customers could adversely affect us if they are not resolved in our favor.

We are party to certain disputes, including anti-trust disputes, with regulators, competitors or customers from time to time that could have a material adverse effect on our business and results of operations.

Operators that are determined to be “dominant” may be subject to additional regulation, and in particular, additional regulation on interconnection charges, retail rates or wholesale rates. For example, the Telecommunications Appeal Tribunal, set up under Section 61 of the Jamaica Telecommunications Act 2004 to hear appeals by persons aggrieved by any decision of the OUR, confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica, including us, are subject to more regulation, including an obligation to issue a Reference Interconnect Offer that includes rates which need to be approved by the regulator. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. This rate was revised in 2021 to J$0.76 effective October 2021 and to J$0.69 effective December 1, 2021 for a period of five years.

The Regulatory Authority of Bermuda has completed an electronic telecommunications market review on September 1, 2020, which designates Digicel and BTC as significant market power holders of fixed voice, internet and business connectivity at retail and wholesale markets, and ultimately imposed regulatory restrictions, including but not limited to, accounting separation, wholesale access obligations, requirements to publish certain KPIs and more importantly retail pricing restrictions on broadband markets. These remedies could have significant adverse operational and financial consequences, including on our revenue in Bermuda. Digicel and another operator, One Communications, separately initiated appeal proceedings against the market review decision by the Regulatory Authority of Bermuda and we are waiting for the appeal to be heard before the Bermuda Court.

We currently use the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers), also known as the Home Network Identity Code in many of the markets in which we operate, including Jamaica. This practice has been disputed by some regulators and some of our competitors. In September 2008, the International Telecommunication Union approved Annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both

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regulators agree that an operator can use a Home Network Identity Code extra-territorially, each of the regulators will notify the International Telecommunication Union. Should it become necessary in any jurisdiction to obtain regulatory approval to use a Home Network Identity Code extra-territorially, we will then undertake this exercise. If required to do so, we believe that we could obtain such approvals without adversely affecting our business or operations. However, if we are unable to do so, we would incur costs to change the Home Network Identity Code to the relevant market-specific Home Network Identity Code. We have carried out one such exercise in the British Virgin Islands with minimal customer impact. The regulator in Turks and Caicos has indicated its intention to withdraw previously granted permission to use the Jamaican Home Network Identity Code in Turks and Caicos and Digicel has lodged a formal appeal in relation to the process adopted by the regulator.

In addition, on February 6, 2019, Unigestion, one of our Haitian subsidiaries, was served notice of a class action in the United States alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that the defendants’ collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful. The Court granted the defendants’ the motion to dismiss on March 11, 2021. The plaintiffs filed their appellate brief on June 1, 2021 to the Second Circuit Court of Appeals and a decision is pending.

In Aruba, Digicel requested a fixed concession and an international landing rights concession in 2016. Both concession applications were rejected. Subsequently Digicel initiated administrative proceedings against Aruba for unjustified refusal of the concessions. After five years of various administrative procedures, in June 2021, the minister with responsibility for telecommunications issued a fixed concession to Digicel. This concession contains onerous conditions. As a result, Digicel has appealed those terms while continuing to pursue a separate procedure concerning cable landing rights. Both processes are ongoing during which time Digicel is largely blocked out from competing in fixed telecommunications.

Finally, Digicel continues to operate in markets where the regulatory system (as is common with more developed markets such as the European Union) does not make any provision requiring OTT providers to make a contribution to the costs of network usage that they drive. While bodies such as the Caribbean Telecommunications Union have begun to consider these issues, so far, there are no legislative proposals on the horizon intended to address this market failure.

We may be subject to further taxes or fees imposed by various governmental entities.

The telecommunications sector is seen by many governments as a highly profitable sector, and in an effort to increase revenue for the state, governments may impose new fees, taxes or levies directed at this sector.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations which came into effect in 2016 which impose fees calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services.

In November 2015, the Minister of Finance in Barbados introduced a special VAT rate on mobile phone services that is 4.5% higher than the standard rate of VAT.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Commonwealth of Dominica) approved regulation that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. In November 2016, this increase became effective in Grenada. The proposed regulation has not yet been adopted in the other markets of St. Lucia, St. Kitts and Nevis and Commonwealth of Dominica.

In October 2016, the regulator in British Virgin Islands announced the activation of provisions within the Telecommunications Act that would result in the imposition of an industry levy. The regulator raised an industry levy and is claiming $1.68 million and $1.58 million from Digicel with respect to the 2019/2020 period and the 2020/2021 period, respectively. Payment of both of these amounts (to which interest may be applied) has been stayed pending the outcome of a judicial review by Digicel and other operators to the 2019/2020 levy, which was heard in July 2021. While the 2019/2020 levy was struck down by the court (and the reasoning would also invalidate the 2020/2021 levy), the Telecommunications and Regulatory Commission has filed its notice to appeal against the decision of the court.

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In 2016, the government of St Vincent and the Grenadines introduced a 2% levy on international calls originated in St Vincent and the Grenadines to fund a Zero Hunger Trust Fund. In 2017, this was extended to cover inbound international calls and data.

In October 2017, the government of Trinidad and Tobago increased the rate of corporate income tax from 25% to 30% and this increase impacts our accounting from the year ended March 31, 2018 onwards.

In July 2018, the government of Aruba increased the rate of sales tax from 3.5% to 6.0%. The additional tax was largely passed on to customers in Aruba. However, as there is no credit in Aruba for sales tax on operating costs, the effect of the increase in the rate of sales tax was to increase the operating costs of the business in Aruba by the amount of the increase in the rate of the sales tax.

In October 2018, the government of Barbados increased the rate of corporate income tax from 25% to 30%. This had retrospective effect for the accounting for the year ended 31 March 2018.

In January 2019, the government of Antigua and Barbuda announced its intention to introduce a 10% tax on the profits of certain businesses in Antigua and Barbuda, including the telecommunications operators in Antigua and Barbuda. We have made representations to the government of Antigua and Barbuda requesting that this new tax should not be introduced. Effective from March 1, 2019 onwards, the government of Antigua and Barbuda introduced a new tax of US$0.05 on incoming international calls effective which is levied on overseas carriers sending calls to Antigua and Barbuda and collected from them by local operators.

In October 2021 the government of Guyana raised a levy on Digicel in respect of the mobile license that had been previously granted to Digicel and which was superseded by a new license granted to Digicel in October 2020 when further market liberalization occurred. The demand for payment covers the years 2013-2020 and amounts to US$9.2 million in total. No demand for payments of those levy amounts had been previously been made by the Government of Guyana.

In its 2022 budget, the government of Barbados introduced a one-time 15% COVID-19 contribution levy on domestic businesses in certain sectors, which includes the telecommunications sector, among other tax changes. Specifically, companies that generated income of more than BBD$5 million must pay 15% of their 2020 and 2021 net income to the Barbados tax authority.

Regulators and governments in many countries have explored, and periodically continue to explore, the possibility of introducing taxes applicable to the telecommunications sector or increasing existing universal service fund levies on the telecommunications sector. The imposition of these taxes and fees, and any other additional taxes and fees, in our markets could negatively impact our results of operations.

We are subject to taxes in the countries in which we operate, which may reduce amounts we receive from our operations or may increase our tax costs.

Tax returns from previous years may be scrutinized by the local tax authorities and there is a risk that unidentified issues or exposures might arise. Many of the countries in which we operate have increasingly turned to new taxes, as well as aggressive interpretations of current tax laws, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit us from passing these taxes on to our local customers. Consequently, these taxes may reduce the amount of earnings that we can generate from our services. If these or other tax assessments are ultimately resolved unfavorably to us, this could reduce amounts we receive from our operations or may increase our tax costs.

DL, DML, DIHL and certain of our Bermuda subsidiaries may be required to increase their presence in Bermuda to satisfy its economic substance rules, which could create additional costs, expenses and complexities for our business.

Following assessment of its tax measures by the European Union Code of Conduct Group, Bermuda was included in a list of jurisdictions which are required by the European Union to address concerns of the European Union Code of Conduct Group relating to the demonstration of economic substance. Bermuda and other listed jurisdictions were listed specifically under Criterion 2.2 of the assessment which relates to tax regimes that are capable of facilitating offshore structures which attract profits without real economic activity. Criterion 2.2 applies when the standard code assessment under Criterion 2.1 cannot be applied because of the absence of a corporate tax

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system or because the jurisdiction applies a nominal corporate tax rate equal to zero or almost zero. Bermuda does not, at present, have a corporate tax system.

To assist in implementing appropriate substance requirements, the European Union Code of Conduct Group published a technical scoping paper in June 2018. The scoping paper set out the three key steps for implementing substance requirements: (i) identify the “relevant activities,” (ii) impose substance requirements and (iii) ensure there are enforcement provisions in place. In addition, the scoping paper identified relevant activities as including (as a minimum) the following industry sectors which will fall within the scope of the proposed substance rules: banking, insurance, fund management, financing, leasing, headquarter regimes, holding entity, shipping and intellectual property.

On December 31, 2018, the Bermuda Government implemented legislation which brought substance requirements into force with effect from January 1, 2019 for newly incorporated entities and July 1, 2019 for currently existing entities that carry on a relevant activity.

As a result of the introduction of such legislation, DL, DML, DIHL, DIFL and certain of our subsidiaries may be required to increase their economic substance in Bermuda, which could include being directed and managed in Bermuda, having an adequate level of qualified employees in Bermuda, incurring an adequate level of annual expenditure in Bermuda, maintaining physical offices and premises in Bermuda and performing core income-generating activities in Bermuda, or alternatively migrate the company to an onshore jurisdiction with a corporate tax regime. The costs of compliance associated with the foregoing requirements, and any penalties for deemed non-compliance under Bermuda law, could have a material adverse effect on our financial condition and results of operations.

We are subject to various anti-corruption laws and regulations.

We are subject to various anti-corruption laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We have business in countries and regions that are less developed and are generally recognized as potentially more corrupt business environments. Accordingly, we have developed specific internal policies and procedures relating to the prevention of such payments and the reporting of such activities both internally and, where required, to the appropriate external authorities. However, our operations in such markets create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, and there is a risk that in certain instances our internal policies and procedures may not be adequate. If we or any of our employees or agents is found to have violated any of these anti-corruption laws and regulations, it could have a material adverse effect on our business, brand, reputation, financial condition and results of operations.

Our agreement with a company controlled by Mr. Denis O’Brien on the use of Digicel trademarks outside of our current markets may adversely affect our reputation and limit our ability to expand into other regions.

In 2007, Digicel Caribbean Limited, one of our subsidiaries, entered into a trademark coexistence agreement with Seedeck Limited, a company controlled by Mr. Denis O’Brien. Pursuant to the coexistence agreement, Seedeck Limited may use the Digicel trademarks outside of North America, Central America, South America, the Caribbean, Bermuda and the Bahamas, and we may not use the Digicel trademarks in these regions absent the entry into separate license agreements. We cannot assure you that we would be able to enter into such agreements on satisfactory terms or at all. This could limit our future growth, and the restrictions imposed by the coexistence agreement may adversely affect our ability to expand our operations, use our brand and compete effectively. In addition, notwithstanding that such agreement provides that neither party is permitted to do any act which may be detrimental to the reputation or value of the Digicel trademarks, Seedeck Limited could use the Digicel trademarks in a manner that adversely affects our reputation.

Our agreement with Digicel Pacific Limited allowing Digicel Pacific Limited to use the Digicel brand and other ancillary brands and trademarks in certain Pacific territories may lead to customer confusion and adversely affect our reputation.

In July 2022, DGHL entered into a trademark coexistence agreement with Digicel Pacific Limited in connection with its sale of its Pacific operations to Telstra Corporation Limited. Pursuant to the trademark coexistence agreement, Digicel Pacific Limited and its affiliates may use, in certain Pacific territories, the Digicel brand and other ancillary brands (e.g., “Loop” and “PlayGo”) and trademarks we also use in the markets in which we operate.

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The trademark coexistence agreement restricts us from using these brands and trademarks in the certain Pacific territories, limiting our ability to market our products and services in or expand into this region. The trademark coexistence agreement provides that Digicel Pacific Limited may terminate such agreement in the event of certain insolvency events that result in Mr. Denis O’Brien or certain related parties no longer controlling Digicel Limited, Digicel Caribbean Limited or their successors.

While the trademark coexistence agreement requires Digicel Pacific Limited to comply with certain brand guidelines established by us, and to incorporate regional and country differentiators in any uses of “Digicel,” Digicel Pacific Limited could use the Digicel brand or other ancillary brands or trademarks in a manner that harms our brands and trademarks and our reputation, notwithstanding that under the agreement, Digicel Pacific Limited is not permitted to take actions that are likely to reflect unfavorably on us or our affiliates or our brands or trademarks. In addition, Digicel Pacific Limited’s use of brands and trademarks that are the same as or similar to those that we use, even in different markets, could lead current or potential customers to erroneously believe that we are affiliated with Digicel Pacific Limited, and any negative publicity incurred by Digicel Pacific Limited could also adversely affect our reputation and cause us to lose customers.

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Use of Proceeds

We will not receive any cash proceeds from the issuance of the DHL Common Shares in exchange for the Existing Notes. The Existing Notes tendered in connection with the Exchange Offer will be retired and cancelled and will not be reissued.

The proceeds of the issuance of the Exit Preferred Shares and the Subscription DHL Common Shares will contributed by DHL to DIFL, and DIFL shall use such proceeds for general corporate purposes.

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Description of the Company

The Company is a leading provider of communications services in the Caribbean region. The Company provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and medium-sized enterprises) and government customers. As of March 31, 2023, the Company provided mobile communications services to 9.8 million subscribers in 25 markets in the Caribbean, with an aggregate population of approximately 25.6 million people.

Digicel Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on October 16, 2000, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Holdings (Bermuda) Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on December 17, 2004, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel MidCo Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on July 27, 2023, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel Intermediate Holdings Limited is an exempted company, incorporated with limited liability under the laws of Bermuda on May 21, 2020, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Digicel International Finance Limited was redomiciled by continuance from St. Lucia to Bermuda on July 11, 2023, and is an exempted company with limited liability registered under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our head office is located at 14 Ocean Boulevard, Kingston, Jamaica, W.I., and our telephone number is +1 (876) 511-5000. Our website is www.digicelgroup.com. Information in or connected to our website is not part of this offering memorandum.

Corporate Reorganization and Group Structure

On the Settlement Date and in connection with consummation of the Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions: (1) DHL will transfer all of its interests in DIHL to DML; (2) DL will transfer to DHL all of its assets; (3) DHL will use the Gross Proceeds to purchase (at a price equal to fair market value) from DIHL and DIFL (i) any intercompany claims owed to DIHL or DIFL by DGHL and (ii) any rights to distributions pursuant to an intercreditor agreement to be entered into by and among holders of the DGHL Unsecured Notes and the DGHL Convertibles Notes, DL, DIFL and Mr. Denis O’Brien and any rights to distributions pursuant to the settlement agreement in respect of the intercompany claims between DGHL, DL and DIFL (the “DGHL Settlement Agreement”); and (4) DHL shall contribute to DIFL (i) any Gross Proceeds remaining after the purchases contemplated in the previous step and (ii) any assets previously received from DL (steps (1) through (4) collectively, the “Corporate Reorganization”). Following the consummation of the Corporate Reorganization, DL will no longer hold any equity interests in DHL. We refer to (i) the consummation of the Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions, (ii) the Corporate Reorganization and (iii) entry into the Services Agreement, including the issuance of DHL Common Shares and warrants pursuant to such agreement, collectively as the “Reorganization Transactions.”

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The chart below depicts DGHL’s simplified corporate structure before giving effect to the Reorganization Transactions. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DGHL. Amounts outstanding are as of March 31, 2023.

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The chart below depicts DHL’s simplified corporate structure after giving effect to the Reorganization Transactions as if they had been consummated on March 31, 2023 and assumes no reduction in the Exit Preferred Shares Offering Amount. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of DHL.

(1) If we do not include the holders of the Existing Notes in the Concurrent DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Concurrent Transactions with respect to the Existing Notes, then Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited shall instead refer to New DHL, New DIHL and New DIFL, respectively.

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Capitalization

The following table sets forth our consolidated capitalization at March 31, 2023:

•	on an actual basis for DL; and

•	on an as adjusted basis for each of DHL and its subsidiaries, DML and its subsidiaries and DIFL and its subsidiaries to give effect to the following transactions as if they had been consummated on March 31, 2023 (which amounts remain subject to change based upon the actual Scheme Closing Date): (i) the Concurrent Schemes such that (a) the Existing DIFL Term Loans are exchanged for $997.2 million aggregate principal amount of New DIFL Term Loans, (b) the Existing DIFL Secured Notes are exchanged for $1,226.3 million aggregate principal amount of the New DIFL Secured Notes, (c) the Existing DIFL Unsecured Notes are exchanged for $388.8 million aggregate principal amount of New DML Unsecured Notes, (d) the Existing Notes are exchanged (assuming 75% of the outstanding principal amount of the Existing Notes are tendered in the Exchange Offer and we include the Existing Notes in the Concurrent DIFL Scheme) for 13.05%1 of the DHL Common Shares and (e) the Existing DL Notes are exchanged for 48.78%2 of the DHL Common Shares; (ii) the payment of the following Work Payments pursuant to the RSA: (a) $19.3 million of New DIFL Term Loans to certain lenders under the Existing DIFL Term Loans (assuming all such lenders elect to receive their Work Payment in the form of New DIFL Term Loans), (b) $23.7 million of New DIFL Secured Notes to certain holders of the Existing DIFL Secured Notes (assuming all such holders elect to receive their Work Payment in the form of New DIFL Secured Notes), (c) $7.6 million of New DML Unsecured Notes to certain holders of the Existing DIFL Unsecured Notes, (d) 4.87% of the DHL Common Shares to certain holders of the Existing DL Notes and (e) 1.30% of the DHL Common Shares to certain holders of the Existing Notes; (iii) the issuance by DHL, assuming no reduction in the Exit Preferred Shares Offering Amount, of (a) $121.0 million of Exit Preferred Shares which includes $11.0 million of Exit Preferred Shares on account of the Backstop Payment, (b) 20% of the DHL Common Shares as Subscription DHL Common Shares and (c) 2.0% of the DHL Common Shares on account of the Backstop Payment; (iv) the issuance of 10.00% of the DHL Common Shares to Mr. Denis O’Brien pursuant to the Services Agreement; (v) the Corporate Reorganization and (vi) the estimated fees and expenses relating to the foregoing.

You should read this table together with our consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Cash and Cash Equivalents	$165.7	$199.8	$199.8	$199.8
Current Liabilities:
Existing DL Notes	925.0	—	—	—
Existing DIFL Term Loans	10.5	—	—	—
Other Short-Term Debt	55.2	55.2	55.2	55.2
Accrued Finance Costs	89.1	—	—	—
Total Short-Term Debt	1,079.8	55.2	55.2	55.2
Non-Current Liabilities and Equity:
Digicel MidCo Limited
New DML Unsecured Notes	—	396.4	396.4	—
Digicel International Finance Limited
Existing DIFL Secured Notes	1,226.3	—	—	—

1 Based on the aggregate principal amount outstanding of Existing Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing Notes Commitment Payment.

2 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and Existing DL Notes Commitment Payment.

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	As of March 31, 2023
	Actual for Digicel Limited and subsidiaries	As Adjusted for Digicel Holdings (Bermuda) Limited and subsidiaries(1)	As Adjusted for Digicel MidCo Limited and subsidiaries	As Adjusted for Digicel International Finance Limited and subsidiaries(1)
	(in millions of U.S. dollars)
Existing DIFL Term Loans	986.7	—	—	—
Existing DIFL Unsecured Notes	381.0	—	—	—
Existing Notes	250.0	—	—	—
New DIFL Term Loans	—	1,016.5	1,016.5	1,016.5
New DIFL Secured Notes	—	1,250.0	1,250.0	1,250.0
Other
Other Long-Term Debt(2)	406.7	406.7	406.7	406.7
Accrued Finance Costs	7.8	—	—	—
Deferred Finance Costs	(6.6)	—	—	—
Total Long-Term Debt	3,251.9	3,069.5	3,069.5	2,673.1
Shareholders’ Equity:
Preference Equity	—	121.0	—	—
Share Capital	0.0	0.0	0.0	10.0
Equity Compensation Reserve	191.6	114.6	114.6	114.6
Foreign Exchange Translation Reserve	(474.9)	(463.9)	(463.9)	(463.9)
Minority Interest	51.2	51.2	51.2	51.2
Retained Earnings	(2,278.9)	(1,053.2)	(1,042.2)	(1,042.2)
Total Shareholder’s Equity	(2,511.0)	(1,230.3)	(1,340.3)	(1,330.3)
Total Non-Current Liabilities and Equity	740.9	1,839.3	1,729.3	1,342.8
Total Capitalization	1,986.4	1,894.4	1,784.4	1,398.0

(1)	If we do not include the holders of the Existing Notes in the Concurrent DIFL Scheme and instead effectuate the Asset Transfers and Collateral Release and consummate the Exchange Offer with respect to the Existing Notes, then Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited shall instead refer to New DHL and New DIFL, respectively.

(2)	Other Long-Term Debt is gross debt before deferred financing fees and consists of $265.7 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $26.0 million of certain other long-term debt with respect to DL and its subsidiaries. Other Long-Term Debt consists of $287.5 million in respect of leases arising under IFRS16, $115.0 million in respect of license fees of certain operating markets and $0.2 million of certain other long-term debt with respect to DIHL, DML, and DIFL and their respective subsidiaries.

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Description of Other Indebtedness

The following is a brief discussion of the indebtedness of DL and its subsidiaries.

Digicel International Finance Limited Senior Secured Debt

DIFL Facility

On May 25, 2017, DIFL entered into the DIFL Facility comprising:

•	$236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros;

•	$955.0 million of Term B loans denominated in U.S. dollars; and

•	$100.0 million of revolving credit loans denominated in U.S. dollars.

The Term A Loan Facility and the Term B Loan Facility were drawn in full on May 25, 2017 and the net proceeds were applied on closing to prepay in full the principal and accrued interest on the following facilities:

•	DIFL’s senior secured facilities outstanding at that time (approximately $836.0 million as of March 31, 2017); and

•	by way of the application of certain distributions to parent entities of DIFL, DL’s $250 million of 7.000% Notes due 2020 and Digicel Pacific Limited’s $80 million senior secured loan.

The remaining net proceeds were used for general corporate purposes.

On January 29, 2018, DIFL entered into an amendment to the DIFL Facility to increase the principal amount of the Term B loans thereunder by $100.0 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans as described below. The net proceeds of the Existing DIFL Term Loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under the DIFL Facility, were used to repay Revolving Credit Loans outstanding under the DIFL Facility. During March and April 2018, those Revolving Credit Loans were borrowed in full.

On February 26, 2019, DIFL entered into an amendment to the DIFL Facility to increase the maximum total debt to Adjusted EBITDA (as defined in the DIFL Facility) financial maintenance ratio from 4.5x to 5.0x. On March 15, 2019, DIFL used the net proceeds from the issuance of the Existing DIFL Secured Notes of $594 million to repay all amounts drawn under the Revolving DIFL Facility, to repay all of DIFL’s Term A loans and to pay related fees and expenses.

All term loans denominated in U.S. dollars accrue interest at an Alternate Base Rate as the base rate since LIBOR for all interest periods was discontinued in respect of U.S. dollar denominated loans on June 30, 2023. The Alternate Base Rate is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Existing DIFL Term Loans, 2.00%.

The Term B loans initially had an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.75% or LIBOR (with a LIBOR floor of 1.00%) plus a margin of 3.75%. After giving effect to the January 29, 2018 amendment described above, the interest rate margin on all of the Existing DIFL Term Loans was reduced from, in the case of Alternate Base Rate loans, 2.75% per annum to 2.25% per annum and in the case of LIBOR loans, 3.75% per annum (with a LIBOR floor of 1.0%) to 3.25% per annum (with a LIBOR floor of 0.0%). The Existing DIFL Term Loans have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing on March 30, 2018 with the balance due in full on May 25, 2024.

The Revolving Credit Loans have an interest rate, depending on the election, equal to an Alternate Base Rate plus a margin of 2.50% or LIBOR plus a margin of 3.50%. They have a tenor of three years and can be drawn and repaid by DIFL as required during that period.

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The DIFL Facility is secured by guarantees from and security over the shares and assets of DIFL and DIFL’s subsidiaries whose aggregate EBITDA and assets (in each case calculated in accordance with the credit agreement governing the DIFL Facility) represent not less than 80% of DIFL’s consolidated EBITDA and not less than 85% of DIFL’s total assets.

DIFL is subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio and a maximum senior secured debt to EBITDA ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (for the four most recent fiscal quarters) cannot exceed 5.0 to 1.0. The ratio of total senior secured debt to EBITDA cannot exceed 3.0 to 1.0. The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by DGL and DL so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

The DIFL Facility documentation also includes customary yield protection and indemnification provisions.

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt. DIFL may, at its discretion, prepay amounts owed under the DIFL Facility, subject to funding breakage costs and minimum prepayment thresholds.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

As of March 31, 2023, $997.2 million in aggregate principal amount was outstanding under the Existing DIFL Term Loans. Upon consummation of the Concurrent Transactions, the Existing DIFL Term Loans will be exchanged for an aggregate principal amount of New DIFL Term Loans in an amount equal to the New DIFL Term Loan Amount minus the aggregate principal amount of New DIFL Term Loans issued on account of the Commitment Payment to certain lenders under the Existing DIFL Term Loans as further described in “Description of the Concurrent Transactions.” Certain terms of the New DIFL Term Loans are described below under “—New DIFL Credit Facility.”

Bridge Facilities

On June 27, 2023, we entered into the Bridge Facilities, which provided commitments for an aggregate principal amount of $60 million (split between two tranches of $36 million and $24 million respectively, for each Bridge Facility). Once drawn, the Bridge Facilities shall accrue interest at 9% paid monthly in cash with the balance under the Bridge Facilities due 180 days after their establishment. The Borrower shall have the ability to extend such maturity by 90 additional days, with the consent of the majority of the lenders providing the loans under the Bridge Facilities and upon the satisfaction of certain conditions. The Bridge Facilities rank pari passu with the existing loans under the DIFL Facility and are guaranteed by the same subsidiaries of DIFL and secured by the same collateral as the existing loans under the DIFL Facility.

The Bridge Facilities are subject to (i) the same affirmative and negative covenants as the DIFL Facility and (ii) additional affirmative and negative covenants further restricting investments, debt, liens, acquisitions and restricted payments. The Bridge Facilities are also subject to the same prepayment obligations as the DIFL Facility (with such prepayments being made on a ratable basis), plus an additional obligation to prepay amounts under the Bridge Facilities if, subject to limited exceptions, upon receipt of cash, property or other proceeds in respect of (i) any loan owed to DL or any of its subsidiaries by DGHL or any of its subsidiaries or (ii) any sale of equity of DIHL or any of its subsidiaries to DGHL or any of its subsidiaries (other than DIHL or any of its subsidiaries).

New DIFL Credit Facility

On the Scheme Effective Date, we will enter into the New DIFL Credit Facility under which the New DIFL Term Loans in a principal amount equal to the New DIFL Term Loan Amount plus the aggregate principal amount of New DIFL Term Loans issued on account of the applicable Work Payments to certain lenders under the Existing

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DIFL Term Loans will be borrowed by us. Upon entry into the New DIFL Credit Facility and issuance of the New DIFL Term Loans, all obligations under the Existing DIFL Term Loans will be deemed repaid and satisfied in full.

At our election, all New DIFL Term Loans will accrue interest based on either SOFR or an Alternate Base Rate as the base rate. The Alternate Base Rate will be the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) SOFR plus 1.00%, and (c) the Prime Rate. The New DIFL Term Loans will have a per annum rate, depending on the foregoing election, of SOFR or Alternate Base Rate, plus a margin set to ensure interest rate parity between the New DIFL Term Loans and the New DIFL Secured Notes as of the fifth business day before the New DIFL Credit Facility Closing Date based on swap rate(s) of applicable duration at such time, which is payable in cash. In addition, for each interest period, PIK Interest shall be paid by increasing the principal of the outstanding New DIFL Term Loans. PIK Interest on the New DIFL Term Loans will accrue at a rate per annum of (i) 1.50% from the New DIFL Credit Facility Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the New DIFL Credit Facility Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the New DIFL Credit Facility Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that, if cash interest is being paid under the New DML Unsecured Notes during an interest period, all interest on the New DIFL Term Loans for such interest period shall be payable in cash.

The New DIFL Term Loans will mature on May 25, 2027, with all loans due and payable in full on such date. DIFL is not required to make any amortization payments with respect to the New DIFL Term Loans. Outstanding New DIFL Term Loans are voluntarily prepayable, without premium or penalty.

The obligations of DIFL under the New DIFL Credit Facility will be guaranteed by certain of DIFL’s subsidiaries and will be secured by substantially all of the assets (subject to certain exceptions) of DIFL and the subsidiary guarantors, including but not limited to pledges of and first priority perfected security interests over the shares and assets of DIFL and its subsidiaries, subject to certain customary exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility.

Certain of the affirmative covenants, negative covenants and amendment and waiver provisions under the New DIFL Credit Facility will be different and generally more restrictive than the affirmative covenants, negative covenants and amendment and waiver provisions contained in the DIFL Facility. Subject to the foregoing, the New DIFL Credit Facility will contain customary affirmative and negative covenants which, among other things, will include restrictions on investments, acquisitions, debt, liens, dispositions, restricted payments and restricted debt payments, in each case, subject to certain exceptions and exclusions to be set forth in the definitive documentation of the New DIFL Credit Facility. The New DIFL Credit Facility will also include customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments and changes of control. The New DIFL Credit Facility will not contain a financial covenant.

Subject to customary exceptions, we will be required under certain circumstances to prepay amounts owed under the New DIFL Credit Facility, including without limitation (i) percentages of excess cash flow (net of certain amounts and subject to DIHL and its Subsidiaries having unrestricted cash of no less than $300 million), (ii) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to limited reinvestment rights) and (iii) net proceeds from the issuance or incurrence of certain debt. We may, at our discretion, prepay amounts owed under the New DIFL Credit Facility on a ratable basis, subject to minimum prepayment thresholds and certain other conditions to be specified in the definitive documentation.

Existing DIFL Secured Notes

On March 15, 2019, DIHL and DIFL co-issued $600 million in aggregate principal amount of the Existing DIFL Secured Notes, guaranteed on a senior secured basis by the DIFL Guarantors.

On June 23, 2020, DIFL completed an exchange offer, in which DIFL exchanged approximately $1.3 billion of DL’s then-existing 6.00% Notes due 2021 for (x) approximately $626.3 million of additional Existing DIFL Secured Notes, (y) approximately $317.2 million of the Existing DIFL Unsecured Notes and (z) approximately $250.0 million of the Existing Notes.

Interest on the Existing DIFL Secured Notes accrues at a rate of 8.750% per year and is payable semi-annually in arrears in May 15 and November 15 of each year. The Existing DIFL Secured Notes will mature on May 25,

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2024. The Existing DIFL Secured Notes are general secured obligations of DIHL, DIFL and the DIFL Guarantors, secured by a first priority lien on the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. The Existing DIFL Secured Notes are effectively senior to all of DIHL’s, DIFL’s and the DIFL Guarantors’ existing and future indebtedness that is unsecured or secured by junior liens, in each case to the extent of the value of the assets of DIHL, DIFL and the DIFL Guarantors that secure the DIFL Facility. As of March 31, 2023, $1,226.3 million in aggregate principal amount of the Existing DIFL Secured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Secured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Secured Notes. If certain change of control events occur, holders of the Existing DIFL Secured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Secured Notes, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the Concurrent Transactions, the Existing DIFL Secured Notes will be exchanged for an aggregate principal amount of New DIFL Secured Notes in an amount equal to the New DIFL Secured Notes Amount minus the aggregate principal amount of New DIFL Secured Notes issued on account of the Commitment Payment to certain holders of the Existing DIFL Secured Notes as further described in “Description of the Concurrent Transactions.”

New DIFL Secured Notes

The New DIFL Secured Notes will be co-issued by DIHL and DIFL and will mature on May 25, 2027. Each New DIFL Secured Note will bear cash interest at a rate per annum equal to 9.0% semi-annually from the date of issuance of such notes. In addition, for each interest period, PIK Interest in addition to the cash interest shall be paid by increasing the principal of the outstanding New DIFL Secured Notes or by issuing additional New DIFL Secured Notes (rounded up to the nearest $1.00). PIK Interest on the New DIFL Secured Notes will accrue at a rate per annum of (i) 1.50% from the Scheme Closing Date to the day prior to the first anniversary thereof, (ii) 2.25% from the first anniversary of the Scheme Closing Date to the day prior to the second anniversary thereof and (iii) 3.00% from the second anniversary of the Scheme Closing Date and thereafter; provided that, at DIFL’s election, DIFL may pay all interest for any interest period in cash; provided further that if DIFL pays cash interest under the New DML Unsecured Notes for a given interest period, all interest on the New DIFL Secured Notes for such interest period shall be payable in cash. The New DIFL Secured Notes will be guaranteed, jointly and severally, by each of the subsidiaries of DIFL that guarantee the New DIFL Term Loans, and will be secured by first-priority liens on substantially all of the tangible and intangible assets, now owned or hereafter acquired, of DIHL, DIFL and the DIFL Guarantors that are pledged to secure the New DIFL Term Loans. The New DIFL Secured Notes will be secured obligations of DIHL, DIFL and the DIFL Guarantors, be effectively senior to all existing and future unsecured indebtedness of DIHL, DIFL and the DIFL Guarantors to the extent of the value of the collateral securing the New DIFL Secured Notes, rank equally in right of payment with all existing and future secured and unsubordinated indebtedness of DIHL, DIFL and the DIFL Guarantors (including the New DIFL Term Loans) and be structurally subordinated to all debt and other liabilities of DIFL’s subsidiaries that do not guarantee such notes.

DIFL will be able to redeem all or a portion of the New DIFL Secured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the New DIFL Secured Notes. If certain change of control events occur, holders of the New DIFL Secured Notes will have the right to require DIHL and DIFL to repurchase the New DIFL Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the New DIFL Secured Notes, among other things, will restrict DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

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Other Senior Secured Facilities

Digicel (Trinidad & Tobago) Limited

On September 3, 2018, Digicel (Trinidad & Tobago) Limited entered into a €5.0 million credit facility with First Caribbean International Bank (Trinidad & Tobago) Limited. The loan has a tenor of two years and is repayable in 24 equal monthly installments with the last installment due in September 2020. The interest rate is EURIBOR plus a margin of 3.00% per annum. The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during year ended March 31, 2021.

On July 12, 2019, Digicel (Trinidad & Tobago) Limited entered into a $5.0 million credit facility with RBC Royal Bank (Trinidad & Tobago) Limited. The loan has a tenor of three years and is repayable in 36 equal monthly installments with the last installment due in June 2022. The interest rate is the Royal Bank US Prime Rate minus a margin of 1.00% per annum (4.50% in aggregate). The facility is secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. This facility was repaid in full during the year ended March 31, 2022.

Other

Certain of our subsidiaries have other senior secured facilities. These facilities were in place in entities acquired by Digicel, including IDOM Technologies. The amount outstanding under these facilities as of March 31, 2023 was $0.6 million. These facilities are denominated in euro, have interest rates ranging from 2.83% to 3.30% and mature at various stages up to January 2025.

Digicel International Finance Limited Notes

Existing DIFL Unsecured Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $317.2 million in aggregate principal amount of the Existing DIFL Unsecured Notes, guaranteed on a senior unsecured basis by each of the DIFL Guarantors.

Cash interest on the Existing DIFL Unsecured Notes accrues at a rate of 6.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. In addition, PIK Interest on the Existing DIFL Unsecured Notes accrues at a rate of 7.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing DIFL Unsecured Notes will mature on December 31, 2025. The Existing DIFL Unsecured Notes are general unsecured unsubordinated obligations of DIFL, DIHL and the DIFL Guarantors, and rank equal in right of payment with all of DIHL’s, DIFL’s and the DIFL Guarantors’ existing and future unsecured unsubordinated obligations. As of March 31, 2023, approximately $381.0 million in aggregate principal amount of the Existing DIFL Unsecured Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing DIFL Unsecured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DIFL Unsecured Notes. If certain change of control events occur, holders of the Existing DIFL Unsecured Notes have the right to require DIHL and DIFL to repurchase the Existing DIFL Unsecured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DIFL Unsecured Notes, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Upon consummation of the Concurrent Transactions, the Existing DIFL Unsecured Notes will be exchanged for an aggregate principal amount of New DML Unsecured Notes equal to the New DML Unsecured Notes Amount minus the aggregate principal amount of New DML Unsecured Notes issued on account of the Commitment Payment to certain holders of the Existing DIFL Unsecured Notes as further described in “Description of the Concurrent Transactions.”

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New DML Unsecured Notes

The New DML Unsecured Notes will be issued by DML and will mature on November 25, 2028. Each New DML Unsecured Note will bear PIK Interest semi-annually at a rate per annum equal to (i) 10.50% from the Scheme Closing Date to the day prior to the second anniversary of the Scheme Closing Date and (ii) 11.0% from the second anniversary of the Scheme Closing Date and thereafter; provided that, from and after the second anniversary of the Closing Date, at DML’s election, DML may pay all interest for any interest period in cash at a rate per annum of 10.50%, provided that DML has satisfied certain financial conditions. The New DML Unsecured Notes will be unsecured obligations of DML, be effectively subordinated to all existing and future secured indebtedness of DML and its subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes) to the extent of the value of the collateral securing such indebtedness, rank equally in right of payment with all existing and future unsubordinated indebtedness of DML and be structurally subordinated to all debt and other liabilities of DML’s subsidiaries (including the New DIFL Term Loans and the New DIFL Secured Notes).

DML will be able to redeem all or a portion of the Existing DIFL Unsecured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the New DML Unsecured Notes. If certain change of control events occur, holders of the New DML Unsecured Notes have the right to require DML to repurchase the Existing DIFL Unsecured Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the New DML Unsecured Notes, among other things, will restrict DML’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Existing Notes

As part of the exchange offer completed on June 23, 2020, DIHL and DIFL co-issued approximately $250.0 million of the Existing Notes, guaranteed on an unsecured and subordinated basis by the Guarantors that are subsidiaries of DIFL (the “Subsidiary Guarantors”). In addition, the Existing Notes are guaranteed on a senior secured basis by DHL. DHL’s guarantee of the Existing Notes is secured by certain intercompany promissory notes pledged by certain non-guarantor subsidiaries of DIFL in favor of DHL.

Interest on the Existing Notes accrues at a rate of 8.0% per year and is payable semi-annually in arrears in June 15 and December 15 of each year. The Existing Notes will mature on December 31, 2026. The Existing Notes are general unsecured obligations of DIFL, DIHL and the Guarantors, and are subordinated in right of payment with all of DIHL’s, DIFL’s and the Guarantors’ existing and future senior debt obligations in accordance with the subordination provisions of the Existing Indenture. As of March 31, 2023, approximately $250.0 million in aggregate principal amount of the Existing Notes was outstanding.

DIHL or DIFL may redeem all or a portion of the Existing Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing Notes. If certain change of control events occur, holders of the Existing Notes have the right to require DIHL and DIFL to repurchase the Existing Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The Existing Indenture, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

If we include the Existing Notes in the Concurrent DIFL Scheme, then, upon consummation of the Concurrent DIFL Scheme, the Existing Notes will be exchanged for 13.05%3 of the DHL Common Shares and 21.10%4 of the

3 Based on the aggregate principal amount outstanding of Existing Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing Notes Commitment Payment.

4 Based on the aggregate principal amount outstanding of Existing Notes, including accrued and unpaid interest, as of August 15, 2023.

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Rights Offering Equity Adjustment (subject to dilution by the Existing DIFL Subordinated Notes Commitment Payment).

The Existing Notes are subject to the Exchange Offer and Solicitation. See “Description of the Exchange Offer, Solicitation and Scheme.”

DL Senior Notes

Existing DL Notes

On March 3, 2015, Digicel Limited issued $925 million in aggregate principal amount of the Existing DL Notes.

Interest on the Existing DL Notes accrues at the rate of 6.750% per year and is payable semi-annually in arrears on March 1 and September 1 of each year. The Existing DL Notes matured on March 1, 2023. The Existing DL Notes are DL’s general unsecured unsubordinated obligations and rank equal in right of payment with all of DL’s existing and future unsecured unsubordinated obligations. As of March 31, 2023, $925.0 million in aggregate principal amount of the Existing DL Notes was outstanding.

DL may redeem all or a portion of the Existing DL Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DL Notes. If certain change of control events occur, holders of the Existing DL Notes have the right to require DL to repurchase the Existing DL Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the Existing DL Notes, among other things, restricts DL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The Existing DL Notes are guaranteed on a subordinated basis by DHL, DIHL, DIFL and the Subsidiary Guarantors.

DL entered into a fourth supplemental indenture dated February 27, 2023 among DL, the guarantors party thereto and the Trustee, a fifth supplemental indenture dated March 30, 2023 among DL, the guarantors party thereto and the Trustee, a sixth supplemental indenture dated April 28, 2023 among DL, the guarantors party thereto and the Trustee and a seventh supplemental indenture dated May 26, 2023 among DL, the guarantors party thereto and the Trustee, to amend the indenture governing the Existing DL Notes to provide for a grace period, which period was extended to 180 days upon DL entering into the RSA, before a default in the payment of interest, certain additional amounts, principal or premium with respect to the Existing DL Notes constitutes an “Event of Default” as defined in the indenture governing the Existing DL Notes.

Upon consummation of the Concurrent Transactions, the Existing DL Notes will be exchanged for 48.78%5 of the DHL Common Shares (subject to dilution by the Existing DL Notes Commitment Payment) and 78.90%6 of the Rights Offering Equity Adjustment, as further described in “Description of the Concurrent Transactions.”

Operational Financing

Our operational financing is funded from our cash flows. Most of the cell sites across all of our markets are subject to operating leases, with contract lengths greater than five years in most cases.

5 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

6 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

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Description of the Exchange Offer, Solicitation and Scheme

The Exchange Offer

Upon the terms and subject to the conditions set forth in this offering memorandum, we are offering to exchange any and all of the Existing Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for DHL Common Shares. For Existing Notes validly tendered at or before the Early Tender Date and not validly withdrawn at or before the Withdrawal Deadline, Eligible Holders of Existing Notes will be eligible to receive the applicable Total Tender Consideration, which includes the Early Tender Premium, set forth under “—Early Tender Premium” below. For Existing Notes validly tendered after the Early Tender Date but at or before the Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive only the applicable Tender Consideration set forth under “—Tender Consideration” below.

Our obligation to accept Existing Notes that are validly tendered is subject to the satisfaction or waiver of the conditions described under “—Conditions to the Exchange Offer and Solicitation,” including, without limitation, the Concurrent Transactions Condition. The Expiration Date may be extended until the Concurrent Transactions Condition can be satisfied.

The Exchange Offer is conditioned upon the consummation of the Concurrent Transactions substantially concurrently with the settlement of the Exchange Offer. The Concurrent Transactions are described in “Description of the Concurrent Transactions.” For details on the conditions to the Exchange Offer, see “—Conditions to the Exchange Offer and Solicitation.”

Subject to applicable law and the terms of the RSA, the Exchange Offer may be amended, extended, terminated or withdrawn at any time and for any reason, including if any of the conditions described above are not satisfied or waived by the Expiration Date.

The Consent Solicitation

Concurrently with making the Exchange Offer, upon the terms and subject to the conditions set forth in this offering memorandum, we are also soliciting consents from holders of the Existing Notes to amend the Existing Indenture to effect (a) the Proposed Covenant Amendments, which would (i) eliminate substantially all of the covenants, restrictive provisions and events of default and (ii) release all of the collateral securing DHL’s guarantee of the Existing Notes and (b) the Proposed Guarantee Release Amendments, which would, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, release all of the guarantees of the Existing Notes. The Proposed Covenant Amendments and the Proposed Guarantee Release Amendments are described in more detail under “The Proposed Amendments.” If the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, as applicable, are approved with respect to the Existing Indenture and effected, they will be binding on all holders of the Existing Notes, including those who do not deliver their consent to the Proposed Amendments and do not tender their Existing Notes in the Exchange Offer.

In addition, if an Eligible Holder validly tenders and does not validly withdraw its Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to automatically and unconditionally deliver instructions for the Attorney-in-Fact, effective immediately, to act as its true and lawful agent, attorney-in-fact and proxy with respect to the Existing Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf of such tendered Existing Notes) of a Scheme with respect to the principal amount of such Existing Notes, with such Instructions to be automatically delivered to the Exchange Agent by the Eligible Holder’s Nominee immediately following the tender of such Existing Notes through ATOP using the Nominee Instruction Form; provided, however, that any such Instructions granted by a holder of Existing Notes that is a part to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

If (i) the Exchange Offer is terminated or withdrawn and DIHL and DIFL have not announced their intention to promptly commence a Scheme with respect to the Existing Notes, (ii) DIHL and DIFL have announced their intention to promptly commence a Scheme with respect to the Existing Notes but do not commence the Scheme

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within 20 business days of such announcement or (iii) DIHL and DIFL commence but does not consummate a Scheme with respect to the Existing Notes, the Proposed Amendments to the Existing Indenture will cease to be effective with respect to the Existing Notes, and the Existing Notes will be subject to the same terms and conditions as existed before the Exchange Offer was made. Eligible Holders may not deliver a consent in the Solicitation without tendering Existing Notes in the Exchange Offer. If an Eligible Holder tenders Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing Notes, to the Proposed Amendments with respect to such Existing Notes.

The Proposed Amendments constitute a single proposal with respect to the Existing Indenture and a consenting and tendering holder of Existing Notes must consent to the adoption of the Proposed Amendments with respect to such Existing Notes in their entirety and may not consent selectively with respect to any Proposed Amendments.

The Existing Notes may be tendered, and consents may be delivered, only in principal amounts equal to minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. No Eligible Holder may tender less than all of its Existing Notes in the Exchange Offer. No alternative, conditional irregular or contingent tenders will be accepted.

Tendered Existing Notes may be withdrawn and consents may be revoked before the Withdrawal Deadline, but Existing Notes may not be withdrawn and consents may not be revoked at or after the Withdrawal Deadline, even if we otherwise extend the Exchange Offer and Solicitation beyond the Expiration Date, except in certain limited circumstances where additional withdrawal rights are required by law. Consents given in connection with the tender of the Existing Notes cannot be revoked without withdrawing the Existing Notes, and tendered Existing Notes cannot be withdrawn without also revoking the consent related to the Existing Notes. Satisfaction of the 75% Condition in respect of the Existing Notes in advance of the Withdrawal Deadline of the Exchange Offer will not result in any change in the terms of the Exchange Offer, and Eligible Holders will continue to be able to withdraw their Existing Notes and thereby revoke their consents until the Withdrawal Deadline.

Scheme of Arrangement

In addition, if an Eligible Holder validly tenders and does not validly withdraw its Existing Notes in the Exchange Offer, such Eligible Holder will be deemed to automatically and unconditionally deliver instructions for the Attorney-in-Fact, effective immediately, to act as its true and lawful agent, attorney-in-fact and proxy with respect to the Existing Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf of such tendered Existing Notes) of a Scheme with respect to the principal amount of such Existing Notes, with such Instructions to be automatically delivered to the Exchange Agent by the Eligible Holder’s Nominee immediately following the tender of such Existing Notes through ATOP using the Nominee Instruction Form; provided, however, that any such Instructions granted by a holder of Existing Notes that is a part to the RSA shall automatically be deemed to be revoked upon the termination of the RSA.. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

If we achieve the 75% Condition with respect to the Existing Notes, DIHL and DIFL expect to propose and vote such Existing Notes in favor of a Scheme. The Scheme would include four classes of creditors, consisting of holders of the Existing Notes, the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans. The terms of the Scheme with respect to the Existing DIFL Secured Notes, the Existing DIFL Unsecured Notes and the Existing DIFL Term Loans are described in “Description of Concurrent Transactions.” For the avoidance of doubt, we reserve the absolute right, subject to the terms of the RSA, to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

If we decide to propose a Scheme with respect to the Existing Notes, we will make an application to the Bermuda Court to request an order directing us to convene a meeting of the holders of the Existing Notes to consider and vote upon the Scheme, which is a Bermuda scheme of arrangement pursuant to Section 99 of the Bermuda Companies Act, as amended. Pursuant to the Scheme, DIHL and DIFL would, if the applicable voting thresholds are met at the meeting of scheme creditors (i.e., a majority in number representing 75% in value of the aggregate principal amount outstanding of the Existing Notes, the Existing DIFL Secured Notes, the Existing DIFL Unsecured

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Notes and the Existing DIFL Term Loans) and the Scheme is sanctioned by the Bermuda Court, be authorized by the Bermuda Court to exchange all outstanding Existing Notes, even Existing Notes of holders who tendered but validly withdrew such Existing Notes and holders who did not tender such Existing Notes as part of the Exchange Offer, for the DHL Common Shares, in each case, pursuant to the Scheme. However, even if we do propose the Scheme, we cannot provide any assurance that the Bermuda Court will sanction the Scheme or sanction the Scheme upon the terms and conditions we present.

We can provide no assurance that a Scheme, if commenced, can or will be completed. If DIHL and DIFL propose a Scheme with respect to the Existing Notes, the Exchange Offer will not be terminated until the Scheme is consummated. If we propose a Scheme, DHL will not be a Scheme company but will deliver an undertaking to the Bermuda Court that it shall take all action necessary to implement the terms of the Scheme, including issuing the New Securities.

If the 75% Condition is not satisfied or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), following the effectiveness of the Proposed Covenant Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we may determine to transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes likely will not be able to recover any interest or principal on their Existing Notes as a result of the Asset Transfers and Collateral Release. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes.” If we effectuate the Asset Transfers and Collateral Release in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, then, upon consummation of the Concurrent Transactions, (i) New DIFL (rather than DIFL) will issue the New DIFL Secured Notes and the New DIFL Term Loans that will each be guaranteed on a senior secured basis by (a) New DIHL (rather than DIHL) and (b) certain subsidiaries of New DIFL, including the New Guarantors, (ii) DML, a direct subsidiary of New DHL and the direct parent of New DIHL, will issue the New DML Unsecured Notes and (iii) New DHL (rather than DHL) will issue the Exit Preferred Shares and the DHL Common Shares, as described in “Description of the Concurrent Transactions.” If we effectuate the Asset Transfers and Collateral Release, references in the offering memorandum to “DHL” and “Digicel Holdings (Bermuda) Limited” shall refer to New DHL, references to “DIHL” and “Digicel Intermediate Holdings Limited” shall refer to New DIHL and references to “DIFL” and “Digicel International Finance Limited” shall refer to New DIFL, in each case unless context otherwise requires.

The New Money Offering

In connection with the Exchange Offer, we are also offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for their Pro Rata Portion of (a) the Exit Preferred Shares Offering Amount and (b) the Subscription DHL Common Shares. Eligible Holders that tender their Existing Notes in the Exchange Offer may, at the time of their tender, subscribe for their Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4. To be eligible to receive their Pro Rata Portion of Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares, the New Money Participants must deliver to the Exchange Agent by the Funding Deadline cash by wire transfer of immediately available funds in an amount equal to the Subscription Price with respect to such New Money Participant’s Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL

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Common Shares, which Subscription Price shall be equal to such New Money Participant’s Pro Rata Portion multiplied by the Exit Preferred Shares Offering Amount. For the avoidance of doubt, Eligible Holders that subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1 or Option 2 are subscribing for their Pro Rata Portion of both the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares. The Exit Preferred Shares and the Subscription DHL Common Shares will be issued on the Settlement Date as part of the settlement of the Exchange Offer.

On the Funding Notice Date, the Exchange Agent will deliver to the Nominee of each New Money Participant the Funding Notice stating the Funding Deadline, the Exit Preferred Shares Offering Amount, the Subscription Price per $1,000 principal amount of Existing Notes and the wire instruction details for the Subscription Price. Pursuant to the Funding Notice, New Money Participants must deliver to the Exchange Agent cash by wire transfer of immediately available funds in an amount equal to the Subscription Price by the Funding Deadline. Each New Money Participant is responsible for ensuring that it or its Nominee that wires the Subscription Price to the Exchange Agent includes the relevant VOI number (or Euroclear or Clearstream reference number) related to the ATOP tender of such Eligible Holder’s Existing Notes in the memo field in such wire so that the Exchange Agent may identify the Eligible Holder submitting payment. Defaulting Holders will not receive any Exit Preferred Shares or Subscription DHL Common Shares in the Exchange Offer and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

New Securities

The Exit Preferred Shares will be issued by DHL and will be senior to any existing or future equity securities of DHL, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution. The dividends on the Exit Preferred Shares will be equal to 12% per annum, accruing on a daily basis on the Accreted Liquidation Preference, whether or not declared and paid, and compounded annually in arrears and become part of the Accreted Liquidation Preference of the Exit Preferred Shares to the extent not paid in cash on the applicable dividend payment date; provided that, the dividends on the Exit Preferred Shares will increase by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed under the definitive documentation with respect to the Exit Preferred Shares) of DHL’s obligations, covenants, representations, warranties or agreements under the terms governing the Exit Preferred Shares. The Exit Preferred Shares, to the extent not redeemed in cash, will (i) at DHL’s option, be convertible to DHL Common Shares at any time after the third anniversary of the Settlement Date and (ii) be mandatorily convertible to DHL Common Shares on the fourth anniversary of the Settlement Date, in each case at a conversion price based on the Accreted Liquidation Preference divided by an equity value of $400 million (after giving effect to such conversion). In addition, the Exit Preferred Shares will be mandatorily redeemable in cash from time to time with 100% of the gross cash proceeds of repayments of certain intercompany loans, subject to a cap equal to the Exit Preferred Shares Offering Amount; provided that DHL may defer such mandatory cash redemption to the extent that DIFL and its subsidiaries are projected in good faith by the board of directors of DHL to have less than $100 million of unrestricted cash and cash equivalents at any time during the six full calendar months after giving effect to such redemption. There will be two classes of Exit Preferred Shares: Voting Exit Preferred Shares, which will have the right to vote on an as-converted basis with respect to any matter on which holders of the Voting DHL Common Shares are entitled to vote, and Non-Voting Exit Preferred Shares, which will not have any voting rights. The Exit Preferred Shares are described further under “Description of the Exit Preferred Shares.” After the Expiration Date and until the earlier of (i) 15 days before the Scheme Closing Date and (ii) December 15, 2023, the Company may, in its sole discretion, permit holders of Existing Notes to elect to receive Voting Exit Preferred Shares in lieu of Non-Voting Exit Preferred Shares, or Non-Voting Exit Preferred Shares in lieu of Voting Exit Preferred Shares. Holders of Existing Notes that wish to make any such change following the Expiration Date should contact the Exchange Agent, and the Exchange Agent shall relay the request to the Company for review.

The DHL Common Shares will be issued by DHL. There will be two classes of DHL Common Shares: Voting DHL Common Shares, which will have voting rights of one vote per share, and Non-Voting DHL Common Shares, which will not have any voting rights. Except with respect to voting rights, the Voting DHL Common Shares and Non-Voting DHL Common Shares will otherwise have identical rights. Holders of Non-Voting DHL Common Shares will not be able to vote with respect to any Non-Voting DHL Common Shares held by them on any matters submitted to DHL shareholder vote under Bermuda law. See “Risk Factors—Risks Relating to the New Securities—

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Non-Voting Exit Preferred Shares and Non-Voting DHL Common Shares will have no voting rights. As a result, holders of the Non-Voting Exit Preferred Shares and the Non-Voting DHL Common Shares will not have any ability to influence any matters submitted to a vote of the DHL shareholders.” Upon consummation of the Exchange Offer or the Scheme, as applicable, and the Concurrent Transactions, holders of the Voting Exit Preferred Shares will constitute 30.25% of the voting power of DHL, assuming (i) $121 million of Voting Exit Preferred Shares are issued and outstanding, (ii) no reduction in the Exit Preferred Shares Offering Amount and all (iii) Eligible Holders elect to receive Voting Exit Preferred Shares, and will vote together in a single class with the holders of the DHL Common Shares on an as-converted basis. See “Risk Factors—Risks Relating to the New Securities—The DHL Common Shares may be subject to dilution by shares or other equity awards issued pursuant to the MIP or upon conversion of the Exit Preferred Shares or exercise of the warrants issued pursuant to the Services Agreement (as defined herein). The issuance of additional shares in DHL, including in connection with the foregoing, will dilute other shareholdings and may depress the price of the DHL Common Shares.” The DHL Common Shares are described under “Description of the DHL Common Shares.” After the Expiration Date and until the earlier of (i) 15 days before the Scheme Closing Date and (ii) December 15, 2023, the Company may, in its sole discretion, permit holders of Existing Notes to elect to receive Voting DHL Common Shares in lieu of Non-Voting DHL Common Shares, or Non-Voting DHL Common Shares in lieu of Voting DHL Common Shares. Holders of Existing Notes that wish to make any such change following the Expiration Date should contact the Exchange Agent, and the Exchange Agent shall relay the request to the Company for review.

The New Securities will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, each Eligible Holder must complete and submit the Equity Registration Form, as further described under “Book Entry, Delivery and Form.” The issuance of the New Securities has not been, and will not be, registered with the SEC under the U.S. Securities Act, or the securities laws of any other jurisdiction. The New Securities may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See “Transfer Restrictions.”

Holders Eligible to Participate in the Exchange Offer and Solicitation

We will conduct the Exchange Offer and Solicitation in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder. The distribution of this offering memorandum is limited to those holders of Existing Notes who have certified that they are either QIBs as defined in Rule 144A or persons outside the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the New Securities for the account or benefit of a U.S. person.

Only holders of Existing Notes who have properly completed and submitted the eligibility certification to the Information Agent are authorized to receive and review this offering memorandum. Eligible Holders of Existing Notes that wish to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares but do not wish to tender their Existing Notes should contact DHL for further instructions.

Restructuring Support Agreement and Backstop Commitment Agreement

Pursuant to the RSA, certain holders of approximately 52.3% of the aggregate outstanding principal amount of the Existing Notes have committed to tender their Existing Notes in the Exchange Offer prior to the Early Tender Date. In addition, pursuant to the RSA, certain holders of Existing Notes that have signed the RSA will receive an aggregate of 1.32% of DHL Common Shares upon consummation of the Exchange Offer or the Scheme, as applicable.

In addition, the Backstop Parties have entered into the Backstop Commitment Agreement pursuant to which, and subject to the terms and conditions therein, each of the Backstop Parties has agreed to, among other things, (i) subscribe for its Pro Rata Portion of the Exit Preferred Shares Offering Amount and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 and (ii) purchase the Exit Preferred Shares and Subscription DHL Common Shares in an amount up to its agreed percentage of the Shortfall, in exchange for the Backstop Payment.

The New Securities will only be issued in whole shares. If, pursuant to the Exchange Offer, a tendering Eligible Holder would otherwise be entitled to receive a number of New Securities that is not a whole number of shares, such number of number of New Securities will be rounded down to the nearest whole share, and such Eligible Holder will receive this rounded number of New Securities and no additional cash will be paid in lieu of any number of New Securities not received as a result of rounding down.

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No Partial Tenders

In order to tender Existing Notes pursuant to the Exchange Offer, Eligible Holders will be required, at the time of such tender, to certify to us that they (i) have validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by them pursuant to the Exchange Offer, (ii) will not validly withdraw any such tender of any Existing Notes unless they validly withdraw their tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, Scheme or the Concurrent Transactions. To validly tender Existing Notes, such Existing Notes must be actually transferred electronically, pursuant to the procedures for book-entry transfer described herein via DTC (using DTC’s ATOP system). Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law and the terms of the RSA. For further details, see “—Certification of Participation in the Exchange Offer.” To be eligible to receive the Exit Preferred Shares and the Subscription DHL Common Shares, Eligible Holders must (i) subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares by electing Option 1, Option 2, Option 3 or Option 4 at the time they tender their Existing Notes via ATOP and (ii) deliver cash to the Exchange Agent in an amount equal to the Subscription Price by the Funding Deadline. Any Defaulting Holder will not receive any Exit Preferred Shares or Subscription DHL Common Shares and will instead be deemed to have elected Option 5, with respect to any election of Option 1 or Option 2, or deemed to have elected Option 6, with respect to any election of Option 3 or Option 4. Partial payment of the Subscription Price will be treated as non-payment, and such partial payment will be returned to the Eligible Holder.

Early Tender Premium

For Existing Notes validly tendered at or before the Early Tender Date and not validly withdrawn at or before the Withdrawal Deadline, Eligible Holders of such Existing Notes will be eligible to receive the applicable Total Tender Consideration set out in the table below, which includes the applicable Early Tender Premium. For Existing Notes validly tendered after the Early Tender Date and at or before the Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive only the applicable Tender Consideration set out in the table below, which does not include the applicable Early Tender Premium.

The following table sets forth the applicable Tender Consideration, Early Tender Premium and Total Tender Consideration for the Existing Notes:

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Existing Notes to be Tendered	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding(1)	Tender Consideration(2)(3)(4)	Early Tender Premium(4)	Total Tender Consideration(2)(3)(4)(5)
Existing Notes	25381XAC7 / US25381XAC74; G2770MAC2 / USG2770MAC22	$250,002,707

New Money Participants:

Option 1: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Voting DHL Common Shares

New Money Participants: Option 1: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

New Money Participants:

Option 1: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Voting DHL Common Shares, and (iii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

			Option 2: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares and Subscription DHL Common Shares, in the form of Voting DHL Common Shares	Option 2: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 2: (i) pro rata share of (a) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Voting DHL Common Shares, and (iii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes
			Option 3: (i) pro rata share of (a) 13.05% of Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Equity Rights Offering Adjustment, in the form of Non-Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares	Option 3: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 3: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares, and (iii) 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

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Option 4: (i) pro rata share of (a) 13.05% of Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Equity Rights Offering Adjustment, in the form of Non-Voting DHL Common Shares, and (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares in each case, subject to the payment of the Subscription Price (as defined herein)

Option 4: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Option 4: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, (ii) the Pro Rata Portion of the Exit Preferred Shares Offering Amount, in the form of Non-Voting Exit Preferred Shares, and Subscription DHL Common Shares, in the form of Non-Voting DHL Common Shares, and (iii) 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes in each case, subject to the payment of the Subscription Price

Non-New Money Participants:

Option 5: pro rata share of (i) 13.05% of Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (ii) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares

Non-New Money Participants: Option 5: 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Non-New Money Participants:

Option 5: (i) pro rata share of (a) 13.05% Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Voting DHL Common Shares, and (ii) 0.0000025% of Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

Option 6: pro rata share of (i) 13.05% of Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (ii) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares	Option 6: 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes	Option 6: (i) pro rata share of (a) 13.05% Non-Voting DHL Common Shares, subject to dilution by the Early Tender Premium, and (b) 21.10% of the Rights Offering Equity Adjustment, in the form of Non-Voting DHL Common Shares, and 0.0000025% of Non-Voting DHL Common Shares per $1,000 principal amount of the Existing Notes

(1)	As of the date of this offering memorandum.

(2)	No payment will be made in respect of accrued interest on the Existing Notes accepted in the Exchange Offer.

(3)	Based on the aggregate principal amount of the Existing Notes, including accrued and unpaid interest, as of August 15, 2023. References to a percentage of DHL Common Shares refer to a percentage of the total number of DHL Common Shares to be issued upon consummation of the Concurrent Schemes.

(4)	If all Eligible Holders validly tender their Existing Notes by the Early Tender Date, then the aggregate amount of DHL Common Shares issued on account of the Early Tender Premium would be 0.63% of the DHL Common Shares, and the aggregate amount of DHL Common Shares issued on account of the Tender Consideration would be 12.42% of the DHL Common Shares as a result of the dilution by the Early Tender Premium.

(5)	Includes the applicable Early Tender Premium.

Tender Consideration

For Existing Notes validly tendered at or before the Expiration Date and not validly withdrawn at or before the Withdrawal Deadline, Eligible Holders of such Existing Notes will be eligible to receive the applicable Tender Consideration set out in the table above.

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Accrued Interest

No payment will be made in respect of accrued interest on Existing Notes accepted in the Exchange Offer. If we propose a Scheme, the Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders (as defined below in “Material Bermuda and U.S. Tax Considerations”) shall be allocated first to the principal amount of the Existing Notes (as determined for U.S. federal income tax purposes), with any excess allocated to unpaid interest that accrued on these notes, if any.

Early Tender Date; Expiration Date; Extensions; Amendments; Termination

The Early Tender Date for the Exchange Offer and Solicitation is 5:00 p.m., New York City time, on September 11, 2023, subject to our right to extend that time and date in our sole discretion (which right is subject to applicable law and the terms of the RSA), in which case the Early Tender Date means the latest time and date to which the Early Tender Date for such Exchange Offer and Solicitation is extended. The Expiration Date for the Exchange Offer and Solicitation is 5:00 p.m., New York City time, on September 19, 2023, subject to our right to extend that time and date in our sole discretion (which right is subject to applicable law and the terms of the RSA), in which case the Expiration Date for such Exchange Offer means the latest time and date to which such Exchange Offer and Solicitation are extended. To extend the Expiration Date of the Exchange Offer and Solicitation, we will notify the Exchange Agent and will make a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension of the Early Tender Date or the Expiration Date of the Exchange Offer and Solicitation, all Existing Notes previously tendered in the extended Exchange Offer will remain subject to such Exchange Offer and may be accepted for exchange by us.

Subject to applicable law and the terms of the RSA, we expressly reserve the right, in our sole discretion and with respect to the Exchange Offer, to:

•	delay accepting the Existing Notes, to extend the Exchange Offer and Solicitation or to terminate the Exchange Offer and Solicitation and not accept the Existing Notes pursuant thereto;

•	extend the Early Tender Date without extending the Withdrawal Deadline of the Exchange Offer and Solicitation; and

•	amend, modify or waive in part or whole, at any time, or from time to time, the terms of the Exchange Offer and Solicitation in any respect, including waiver of any conditions to consummation of such Exchange Offer and Solicitation, in each case without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA.

If we exercise any such right, we will give written notice thereof to the Exchange Agent and will make a public announcement thereof as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the Exchange Offer and Solicitation, we will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release. The minimum period during which the Exchange Offer and Solicitation will remain open following material changes in the terms of such Exchange Offer and Solicitation or in the information concerning the Exchange Offer and Solicitation will depend upon the facts and circumstances of such change, including the relative materiality of the changes. In accordance with Rule 14e-1 under the Exchange Act, if we elect to change the consideration offered or the percentage of Existing Notes sought (other than pursuant to the formulas set forth herein), the Exchange Offer and Solicitation will remain open for a minimum ten business-day period from the date that the notice of such change is first published or sent to Eligible Holders. If the terms of the Exchange Offer and Solicitation are amended in a manner determined by us to constitute a material change adversely affecting any Eligible Holder, we will promptly disclose any such amendment in a manner reasonably calculated to inform Eligible Holders of such amendment, and we will extend such Exchange Offer and Solicitation for a time period that we deem appropriate, depending upon the significance of the amendment and the manner of disclosure to Eligible Holders, if such Exchange Offer and Solicitation would otherwise expire during such time period. Any extension, amendment, waiver or change of the Exchange Offer and Solicitation will not result in the reinstatement of any withdrawal or revocation rights if those rights had previously expired, except as required by applicable law.

In the event that the Exchange Offer is terminated or otherwise not completed prior to its Expiration Date, no consideration will be paid or become payable to holders who have tendered Existing Notes pursuant to such

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Exchange Offer. In any such event, Existing Notes previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders.

Funding Notice Date; Funding Deadline

The Funding Notice Date is no later than 15 business days prior to the Settlement Date, on which the Exchange Agent will deliver the Funding Notice to the Nominee of each New Money Participant. The Funding Deadline is 5:00 p.m., New York City time, 10 business days prior to the Settlement Date.

Settlement Date

Subject to the terms and conditions of the Exchange Offer, the Settlement Date for the Exchange Offer, including the issuance of the Exit Preferred Shares and the Subscription DHL Common Shares in the New Money Offering, will occur as soon as practicable after the Expiration Date and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date.

If DIHL and DIFL elect to commence a Scheme with respect to the Existing Notes, then the Settlement Date will occur as soon as practicable after the Scheme becomes effective and receipt of funds for the Exit Preferred Shares and the Subscription DHL Common Shares on the Funding Deadline and the Backstop Funding Date.

Conditions to the Exchange Offer and Solicitation

Our obligation to accept the Existing Notes validly tendered pursuant to the Exchange Offer is subject to the Concurrent Transactions Condition. We reserve the right to waive the Concurrent Transactions Condition, without extending the Withdrawal Deadline of the Exchange Offer or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA.

If we achieve the 75% Condition with respect to the Existing Notes, DIHL and DIFL expect to propose the Scheme with respect to the Existing Notes rather than consummate the Exchange Offer. For the avoidance of doubt, we reserve the absolute right, subject to the terms of the RSA, to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

Subject to the terms of the RSA, notwithstanding any other provisions of the Exchange Offer and Solicitation, or any extension of the Exchange Offer and Solicitation, we will not be required to accept the Existing Notes, issue the New Securities, or enter into any amendment to the Existing Indenture, and we may, in our sole discretion, terminate the Exchange Offer and Solicitation or, at our option, modify, extend or otherwise amend the Exchange Offer and Solicitation if any of the following conditions have not been satisfied or waived prior to the Expiration Date:

•	no action or event shall have occurred, been threatened, or may occur, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to the Exchange Offer, the purchase of Existing Notes for the New Securities under the Exchange Offer or the Solicitation by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

o	challenges the making of the Exchange Offer, the exchange of Existing Notes for the New Securities under the Exchange Offer or the Solicitation or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any manner, the Exchange Offer, the exchange of Existing Notes for the New Securities under such Exchange Offer or the Solicitation; or

o	in our reasonable judgment, could materially adversely affect our or each of our subsidiaries’ business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or impair the contemplated benefits to us of the Exchange Offer, the exchange of Existing Notes for the New Securities under the Exchange Offer or the Solicitation; and

•	there shall not have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the price of the Existing Notes, (c) a material impairment in the general trading market for debt securities in the United States, (d) a declaration of a banking moratorium or any suspension of payments in respect of

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banks by federal or state authorities in the United States, whether or not mandatory, (e) a material escalation or commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, if the effect of any such event, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the Exchange Offer or Solicitation, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event in our reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in the securities or financial markets in the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer and Solicitation, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, subject to applicable law and the terms of the RSA, prior to the Expiration Date of the Exchange Offer and Solicitation. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, in our sole discretion, at any time prior to, or on, the Expiration Date of the Exchange Offer and Solicitation, without extending the Withdrawal Deadline of such Exchange Offer and Solicitation or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA:

•	terminate such Exchange Offer and Solicitation and return all tendered Existing Notes to the respective tendering holders;

•	modify, extend or otherwise amend such Exchange Offer and Solicitation and retain all tendered Existing Notes until the Expiration Date, as extended, subject, however, to any withdrawal rights of holders;

•	accept all Existing Notes tendered and not previously validly withdrawn, but not waive the unsatisfied conditions with respect to such Solicitation or adopt the Proposed Amendments; or

•	waive the unsatisfied conditions with respect to such Exchange Offer and Solicitation and accept all Existing Notes tendered and not previously validly withdrawn.

In addition, subject to applicable law and the terms of the RSA, we may in our absolute discretion terminate the Exchange Offer and Solicitation and the New Money Offering for any other reason or for no reason.

Treatment of Existing Notes Not Tendered in the Exchange Offer and Solicitation

If the 75% Condition is not satisfied or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), following the effectiveness of the Proposed Covenant Amendments and in connection with the settlement of the Exchange Offer and the consummation of the Concurrent Transactions, we may determine to transfer all of the assets of DIFL and each of the Guarantors to newly created subsidiaries to be indirectly owned by New DHL, none of which will be obligors of the Existing Notes, pursuant to the Asset Transfers. In addition, all of the collateral securing DHL’s guarantee of the Existing Notes will be released pursuant to the Collateral Release. Pursuant to the RSA, Eligible Holders of more than 50% of the outstanding principal amount of the Existing Notes have agreed to tender their Existing Notes in the Exchange Offer and deliver their consents to the Proposed Amendments prior to the Early Tender Date. As a result, we expect to receive the requisite consents to enter into a supplemental indenture to the Existing Indenture to give effect to the Proposed Covenant Amendments immediately following the Withdrawal Deadline, which will permit us to effectuate the Asset Transfers and Collateral Release. Following the completion of the Asset Transfers and Collateral Release, the Existing Notes will remain the obligations of DIHL, DIFL and the Guarantors, but DIHL, DIFL and each of the Guarantors will have no valuable assets remaining. If this occurs, Eligible Holders of the Existing Notes that do not tender their Existing Notes likely will not be able to recover any interest or principal on their Existing Notes as a result of the Asset Transfers and Collateral Release. In addition, if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, then we will cause each Guarantor to release its guarantee of the Existing Notes. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Exchange Offer is consummated, you may ultimately find that the Existing Notes Issuers and the Guarantors could be unable to repay or refinance such non-tendered Existing Notes.

If the Proposed Amendments to the Existing Indenture are adopted, the amendments will also apply to all Existing Notes not acquired in the Exchange Offer, and those Existing Notes will no longer have the benefit of (i)

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the protection of substantially all of the covenants, restrictive provisions and events of default, (ii) the collateral securing DHL’s guarantee of the Existing Notes and (iii), if the 66 2/3% Condition is satisfied, but the 75% Condition is not satisfied or DIHL and DIFL do not propose the Scheme, the guarantees of the Existing Notes.

From time to time before or after the Expiration Date, we or our affiliates may acquire the Existing Notes that are not tendered and accepted in the Exchange Offer and Solicitation through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the Existing Indenture governing the Existing Notes), which with respect to the Existing Notes may be more or less than the applicable consideration to be received by participating Eligible Holders in the Exchange Offer and Solicitation and, in either case, could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future. See “Risk Factors.”

If we achieve the 75% Condition with respect to the Existing Notes and DIHL and DIFL are successful in consummating the Scheme with respect to such Existing Notes, we will exchange all Existing Notes from Eligible Holders for the DHL Common Shares. This will include Existing Notes from Eligible Holders that did not tender their Existing Notes as part of the Exchange Offer.

Effect of Tender

Any tender by an Eligible Holder, and our subsequent acceptance of that tender, of Existing Notes will constitute a binding agreement between that Eligible Holder and us upon the terms and subject to the conditions of the Exchange Offer and Solicitation described in this offering memorandum. The participation in the Exchange Offer and Solicitation by a tendering Eligible Holder will constitute the agreement by that Eligible Holder to deliver (i) good and marketable title to the tendered Existing Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties, (ii) an automatic consent to the Proposed Amendments to the Existing Indenture, as described under “The Proposed Amendments” and (iii) the Instructions.

Representations, Warranties and Covenants of Holders of Existing Notes

Upon the tender of Existing Notes through the ATOP procedures, pursuant to an agent’s message (as described under “—Book-Entry Delivery Procedures for Tendering Existing Notes Held with DTC”), an Eligible Holder, or the beneficial holder of Existing Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer and Solicitation generally, be deemed, among other things, to:

•	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Existing Notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Existing Notes arising under, from or in connection with those Existing Notes;

•	consent to the adoption of the Proposed Amendments with respect to the Existing Indenture, as described under “The Proposed Amendments”;

•	deliver the Instructions;

•	waive any and all rights with respect to the Existing Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Existing Notes; and

•	release and discharge us and the trustee with respect to the Existing Indenture from any and all claims that the holder may have, now or in the future, arising out of or related to the Existing Notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the Existing Notes tendered thereby, other than as otherwise expressly provided in this offering memorandum, or to participate in any redemption or defeasance of the Existing Notes tendered thereby.

In addition, each holder of Existing Notes tendered in the Exchange Offer and Solicitation upon the tender of Existing Notes through the ATOP procedures will be deemed to represent, warrant and agree that:

•	it has received this offering memorandum;

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•	it is the beneficial owner (as defined herein) of, or a duly authorized representative of one or more beneficial owners of, the Existing Notes tendered thereby;

•	the Existing Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Existing Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer Existing Notes tendered thereby from the date of its tender (other than to us as contemplated hereby), and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	it is an Eligible Holder, or, in the event that it is acting on behalf of a beneficial owner of the Existing Notes tendered thereby, it has received a written certification from that beneficial owner, dated as of a specific date on or since the close of that beneficial owner’s most recent fiscal year, to the effect that that beneficial owner is an Eligible Holder, and is acquiring the New Securities for its own account or for a discretionary account or accounts on behalf of one or more Eligible Holders as to which it has been instructed;

•	it (i) has validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by it pursuant to the Exchange Offer (ii) will not validly withdraw any such tender of any Existing Notes unless it validly withdraws its tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, Scheme or the Concurrent Transactions;

•	it is otherwise a person to whom it is lawful to make available this offering memorandum or to make the Exchange Offer and Solicitation in accordance with applicable laws (including the transfer restrictions set out in this offering memorandum);

•	it has had access to such financial and other information and has been afforded the opportunity to ask such questions of representatives of us and receive answers thereto, as it deems necessary in connection with its decision to participate in the Exchange Offer and Solicitation and, if applicable, subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares;

•	it acknowledges that we and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and warranties made by its tender of Existing Notes through the ATOP procedures, are, at any time prior to the consummation of the Exchange Offer and Solicitation, no longer accurate, it shall promptly notify us;

•	if it is acquiring the New Securities as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of such account;

•	in evaluating the Exchange Offer and Solicitation and in making its decision whether to participate in the Exchange Offer and Solicitation by the tender of Existing Notes, it has made its own independent appraisal of the matters referred to in this offering memorandum and in any related communications; and

•	the tender of Existing Notes shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this offering memorandum.

Each holder of Existing Notes that tenders in the Exchange Offer will also be deemed to represent, warrant and agree to the terms described under “Transfer Restrictions.”

The representations, warranties and agreements of a holder tendering Existing Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this offering memorandum, the “beneficial owner” of any Existing Notes means any holder that exercises investment discretion with respect to those Existing Notes.

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Absence of Appraisal and Dissenters’ Rights

Holders of the Existing Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer and Solicitation.

Acceptance of Existing Notes for Exchange and Delivery of Consideration

If the conditions to the Exchange Offer are satisfied or waived, and we do not otherwise terminate such Exchange Offer and Solicitation for any reason, we will accept for exchange (subject to the tender acceptance structure described herein) at the Settlement Date, after we receive agent’s messages with respect to any and all of the Existing Notes accepted pursuant to such Exchange Offer, the Existing Notes to be exchanged by notifying the Exchange Agent of our acceptance thereof.

We will be deemed to accept Existing Notes that have been validly tendered by Eligible Holders and that have not been validly withdrawn as provided in this offering memorandum when, and if, we give oral or written notice of acceptance to the Exchange Agent.

The New Securities will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, each Eligible Holder must complete and submit the Equity Registration Form, as further described under “Book Entry, Delivery and Form.”

If, for any reason, acceptance for exchange of tendered Existing Notes, or issuance of the New Securities as consideration for validly tendered Existing Notes, pursuant to the Exchange Offer is delayed, or we are unable to accept tendered Existing Notes as consideration or to issue the New Securities as consideration for validly tendered Existing Notes pursuant to the Exchange Offer, then the Exchange Agent may, nevertheless, on behalf of us, retain the tendered Existing Notes, without prejudice to our rights described under “—Early Tender Date; Expiration Date; Extensions; Amendments; Termination,” and “—Conditions to the Exchange Offer and Solicitation” above and “—Withdrawal of Tenders and Revocation of Consents and Instructions” below, but subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the Existing Notes tendered promptly after the termination or withdrawal of the Exchange Offer, and the tendered Existing Notes may not be withdrawn.

Under no circumstances will any interest be payable because of any delay by the Exchange Agent or DTC in the transmission of funds to the holders of accepted Existing Notes or otherwise.

Procedures for Tendering

If you wish to participate in the Exchange Offer and Solicitation and your Existing Notes are held by a custodial entity such as a Nominee, you must instruct that custodial entity to tender your Existing Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline.

To participate in the Exchange Offer and Solicitation, your custodial entity must comply with the ATOP procedures for book-entry transfer described below on or prior to the Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the Early Tender Date.

In addition, your custodial entity must deliver a Nominee Instruction Form. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

It is anticipated that the Exchange Offer and Solicitation will be eligible for ATOP with respect to book-entry notes held through DTC. In the case of book-entry transfer, an agent’s message and any other required documents must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the Early Tender Date. Existing Notes will not be deemed to have been tendered until agent’s message is received by the Exchange Agent. There are not any guaranteed delivery procedures applicable to the Exchange Offer and Solicitation under the terms of this offering memorandum or other materials provided herewith.

Book-Entry Delivery Procedures for Tendering Existing Notes Held with DTC

If you wish to tender Existing Notes held on your behalf by a nominee with DTC, you must instruct your nominee to tender all Existing Notes you wish to be tendered in the Exchange Offer and Solicitation into the

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Exchange Agent’s account at DTC on or prior to the Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the Early Tender Date.

Any financial institution that is a DTC participant must tender Existing Notes by effecting a book-entry transfer of Existing Notes to be tendered in the Exchange Offer and Solicitation into the account of the Exchange Agent at DTC by electronically transmitting its acceptance of the Exchange Offer and Solicitation through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC, tendering Existing Notes that the participant has received and agrees to be bound by the terms described in this offering memorandum, and that we may enforce the agreement against the participant.

Determination of Validity of Tenders

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered Existing Notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered Existing Notes determined by us not to be in proper form or not to be tendered properly or any tendered Existing Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular Existing Notes, whether or not waived in the case of other Existing Notes. Our interpretation of the terms and conditions of the Exchange Offer and Solicitation will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Existing Notes, none of us, the Exchange Agent, the Information Agent, or any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Tenders of Existing Notes, consents to the Proposed Amendments and the Instructions with respect to such Existing Notes will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Certification of Participation in the Exchange Offer

In order to tender Existing Notes pursuant to the Exchange Offer, Eligible Holders will be required to certify to us via DTC’s ATOP system to the following statement at the time of their tender of Existing Notes:

“The tendering Eligible Holder (i) has validly tendered and not validly withdrawn any and all Existing Notes beneficially owned by it pursuant to the Exchange Offer, (ii) will not validly withdraw any such tender of any Existing Notes unless it validly withdraws its tender of all such Existing Notes and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the Exchange Offer, the Scheme or the Concurrent Transactions.”

We retain the right to request any such additional documentation from Eligible Holders tendering Existing Notes to verify such attestation. In the event an Eligible Holder tenders its Existing Notes but does not deliver such attestations or additional requested documents, prior to the relevant date, such Existing Notes will not be accepted, and could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer. We may request the proof for each tender as part of our request for additional documentation. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation, tender or supporting documentation, subject to applicable law and the terms of the RSA.

Withdrawal of Tenders and Revocation of Consents and Instructions

Tenders of Existing Notes in the Exchange Offer and Solicitation may only be validly withdrawn at any time on or prior to the Withdrawal Deadline except in certain limited circumstances as set forth herein. We may extend, in our sole discretion, the Early Tender Date or the Expiration Date with respect to the Exchange Offer, in each case without extending the Withdrawal Deadline (except as set forth below) or otherwise reinstating withdrawal rights, subject to applicable law and the terms of the RSA.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of any election to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares, the related consents to the Proposed Amendments to the Existing Indenture and the Instructions. The consents to the Proposed Amendments and the Instructions may only be revoked by validly withdrawing the tendered Existing Notes prior to the Withdrawal Deadline. Tenders (including any corresponding election to subscribe for the Exit Preferred Shares and the

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Subscription DHL Common Shares), consents and the Instructions submitted in the Exchange Offer after the Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

If we achieve the 75% Condition with respect to the Existing Notes, DIHL and DIFL expect to propose the Scheme with respect to the Existing Notes rather than consummate the Exchange Offer. For the avoidance of doubt, we reserve the absolute right to propose a Scheme with respect to the Existing Notes even if we do not achieve the 75% Condition.

Existing Notes may only be withdrawn from the Exchange Offer if the Eligible Holder also validly withdraws its tender of all other Existing Notes tendered by such Eligible Holder pursuant to the Exchange Offer.

For a withdrawal of a tender to be effective, a “request message” must be properly transmitted through ATOP prior to the Withdrawal Deadline.

Withdrawal of tenders of Existing Notes may not be rescinded, and the Existing Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer and Solicitation. Validly withdrawn Existing Notes may, however, be re-tendered by again following one of the procedures described in “—Procedures for Tendering” above on or prior to the Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the Early Tender Date.

Exchange Agent; Information Agent

Epiq Corporate Restructuring, LLC (or its designee or affiliate) has been appointed as the Exchange Agent and the Information Agent for the Exchange Offer and Solicitation. All correspondence in connection with the Exchange Offer and Solicitation should be sent or delivered by each Eligible Holder of Existing Notes, or a beneficial owner’s Nominee, to the Exchange Agent at the address listed on the back cover page of this offering memorandum. Questions concerning tender procedures and requests for additional copies of this offering memorandum should be directed to the Information Agent at the address and telephone number listed on the back cover page of this offering memorandum. Eligible Holders of Existing Notes may also contact their Nominee for assistance concerning the Exchange Offer and Solicitation. We will pay the Exchange Agent and the Information Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Existing Notes. Solicitations of Eligible Holders may be made by mail, e-mail, facsimile transmission, telephone or in person by the Information Agent and Exchange Agent as well as by our officers and other employees and those of our affiliates. No additional compensation will be paid to any officers or employees who engage in soliciting tenders and consents.

Tendering Eligible Holders of Existing Notes accepted in the Exchange Offer and Solicitation will not be obligated to pay brokerage commissions or fees to us, the Exchange Agent or the Information Agent or, except as set forth below, to pay transfer taxes with respect to the tender of their Existing Notes. If, however, a tendering Eligible Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that Eligible Holder may be required to pay brokerage fees or commissions.

Transfer Taxes

We will pay any transfer taxes in connection with the tender of Existing Notes in the Exchange Offer and Solicitation unless you instruct us to issue the New Securities, or request that Existing Notes not tendered or accepted in the Exchange Offer and Solicitation be returned to a person other than the tendering Eligible Holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

NONE OF US, THE EXISTING NOTES ISSUERS, THE TRUSTEE WITH RESPECT TO THE EXISTING NOTES, THE EXCHANGE AGENT OR THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER ELIGIBLE HOLDERS OF EXISTING NOTES SHOULD TENDER THEIR EXISTING NOTES FOR THE APPLICABLE TENDER CONSIDERATION IN RESPONSE TO THE TENDER OFFER, SUBSCRIBE FOR THE EXIT PREFERRED SHARES AND THE SUBSCRIPTION DHL COMMON SHARES, CONSENT TO THE PROPOSED AMENDMENTS TO THE EXISTING INDENTURE AND DELIVER THE INSTRUCTIONS.

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The Proposed Amendments

The following summarizes the Proposed Amendments, which includes both the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, for which consents are being sought pursuant to the Solicitation with respect to the Existing Indenture. The summary of the provisions of the Existing Indenture affected by the Proposed Amendments set forth below is qualified in its entirety by reference to the full and complete terms in the Existing Indenture, copies of which are available upon request without charge from the Information Agent or us. Capitalized terms used in the summary below but not defined in this offering memorandum have the meanings given to them in the Existing Indenture. The Proposed Covenant Amendments would eliminate substantially all of the restrictive covenants, events of default and related provisions contained in the Existing Indenture. The Proposed Guarantee Release Amendments would release each of the guarantees of the Existing Notes and eliminate the related provisions contained in the Existing Indenture.

The Proposed Amendments constitute a single proposal with respect to the Existing Indenture, and a tendering and consenting Eligible Holder must consent to the Proposed Amendments as an entirety with respect to the Existing Indenture and may not consent selectively with respect to any of the Proposed Amendments. If the Proposed Amendments become effective with respect to the Existing Indenture, the holders of any untendered Existing Notes of will be bound thereby. After the Withdrawal Deadline and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Covenant Amendments and the Proposed Guarantee Release Amendments, as applicable, DIHL, DIFL and the Trustee will execute and deliver a supplemental indenture relating to the applicable Proposed Amendments with respect to the Existing Indenture immediately giving effect to such Proposed Amendments.

The valid tender of Existing Notes by an Eligible Holder pursuant to the Exchange Offer and Solicitation will be deemed to constitute the giving of a consent by such Eligible Holder to the Proposed Amendments of the Existing Indenture. We are not soliciting and will not accept consents from Eligible Holders that are not tendering their Existing Notes pursuant to the Exchange Offer and the Solicitation.

The Proposed Covenant Amendments

Pursuant to the terms of the Existing Indenture, the Proposed Covenant Amendments set forth below require the written consent of Eligible Holders of a majority in aggregate principal amount of the outstanding Existing Notes issued under the Existing Indenture.

The Proposed Covenant Amendments will, in substance, eliminate the following provisions of the Existing Indenture, except as otherwise provided below:

•	Section 4.02 (Corporate Existence);

•	Section 4.03 (Maintenance of Properties);

•	Section 4.04 (Insurance);

•	Section 4.05 (Statement as to Compliance);

•	Section 4.06 (Limitation on Debt);

•	Section 4.07 (Limitation on Liens);

•	Section 4.08 (Limitation on Restricted Payments);

•	Section 4.09 (Limitation on Sale of Certain Assets);

•	Section 4.10 (Limitation on Transactions with Affiliates);

•	Section 4.11 (Purchase of Notes upon a Change of Control);

•	Section 4.13 (Debt Incurrence Offer);

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•	Section 4.14 (Limitation on Sale and Lease-Back Transactions);

•	Section 4.15 (Limitation on Guarantees of Debt by Restricted Subsidiaries);

•	Section 4.16 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries);

•	Section 4.18 (Payment of Taxes and Other Claims);

•	Section 4.19 (Excess Amount Offer);

•	Section 4.20 (Procedures for Excess Proceeds Offer, Debt Incurrence Officer and Excess Amount Offer);

•	Section 4.21 (Reports);

•	Section 4.22 (Springing Guarantee);

•	Section 4.23 (Further Instruments and Acts);

•	Section 5.01 (Consolidation, Merger and Sale of Assets);

•	Section 6.01(a)(i) (interest payment event of default);

•	Section 6.01(a)(ii) (principal payment event of default);

•	Section 6.01(a)(iii) (failure to comply with covenants);

•	Section 6.01(a)(iv) (default under certain debt instruments);

•	Section 6.01(a)(v) (guarantee no longer in force and effect or enforceable);

•	Section 6.01(a)(vi) (judgment in excess of $50 million against the Company or any significant subsidiary);

•	Section 6.01(a)(vii) (involuntary bankruptcy event of default); and

•	Section 6.01(a)(viii) (voluntary bankruptcy event of default).

In addition, the Proposed Covenant Amendments to the Existing Indenture will release all the liens on the collateral securing DHL’s guarantee of the Existing Notes.

The Proposed Covenant Amendments will also delete those definitions from the Existing Indenture that are used only in provisions that would be eliminated as a result of the elimination of the foregoing provisions. Any and all references in the Existing Indenture to the deleted sections or provisions referred to above will also be deleted in their entirety. Any provision contained in the Existing Notes that relates to any provision of the Existing Indenture, as amended, shall likewise be amended so that any such provision contained in the Existing Notes will conform to and be consistent with any provision of the Existing Indenture, as amended.

The Proposed Guarantee Release Amendments

Pursuant to the terms of the Existing Indenture, the Proposed Guarantee Release Amendments set forth below require the written consent of Eligible Holders of at least 66 2/3% in principal amount of the outstanding Existing Notes issued under the Existing Indenture (the “66 2/3% Condition”).

The Proposed Guarantee Release Amendments will (i) release each of the guarantees of the Existing Notes and (ii) eliminate the entirety of Article Ten of the Existing Indenture.

The Proposed Guarantee Release Amendments will also delete those definitions from the Existing Indenture that are used only in provisions that would be eliminated as a result of the elimination of Article Ten. Any and all references in the Existing Indenture to the deleted Article Ten or sections or provisions referred to therein will also be deleted in their entirety. Any provision contained in the Existing Notes that relates to any provision of the Existing Indenture, as

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amended, shall likewise be amended so that any such provision contained in the Existing Notes will conform to and be consistent with any provision of the Existing Indenture, as amended.

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Description of the DHL Common Shares

General

Digicel Holdings (Bermuda) Limited is an exempted company incorporated under the laws of Bermuda. As used in this “Description of the DHL Common Shares,” “DHL,” “we,” “us” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme and, subject to the RSA, instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinated Notes, New DHL. We are registered with the Registrar of Companies in Bermuda under registration number 36253. We were incorporated on December 17, 2004. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

The objects of our business are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation and outside of the transactions contemplated by the Reorganization Transactions, there have been no material changes to our share capital or mergers, amalgamations or consolidations of us. Similarly, outside of the proceedings contemplated by the Reorganization Transactions, there have been no bankruptcy, receivership or similar proceedings with respect to us.

Share Capital

Our authorized share capital of $12,000 consists of 12,000 DHL Common Shares. Following the consummation of the Reorganization Transactions, our authorized share capital will consist of 150,000,000 DHL Common Shares designated as Class A common shares or Class B common shares and 24,000,000 Exit Preferred Shares designated as Class A convertible preferred shares or Class B convertible preferred shares. All of our issued and outstanding DHL Common Shares are fully paid. Pursuant to our bye-laws, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares, provided that, in general terms and unless a general permission applied, consent of the Controller of Foreign Exchange of the Bermuda Monetary Authority would need to be obtained before any issuance or transfer of our shares would result in a person holding 10% or more of the voting shares (having held nil or less than 10% of the voting shares beforehand) or holds more than 50% of the voting shares (having held between 10% and 50% beforehand).

DHL Common Shares

Holders of the DHL Common Shares have no pre-emptive, redemption, conversion or sinking fund rights (subject to the preemptive rights of (i) Mr. Denis O’Brien with respect to his Class A common shares (and any entity controlled by Mr. Denis O’Brien and established for bona fide estate planning purposes, a “Permitted Transferee”), as described below, and (ii) each other shareholder of 5% or more of the fully diluted DHL Common Shares (described below)). Holders of the Voting DHL Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of the DHL Common Shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of the DHL Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Persons receiving the DHL Common Shares in the Reorganization Transactions may elect to have all or any portion of their DHL Common Shares designated as non-voting. Non-Voting DHL Common Shares comprise a separate class of DHL Common Shares designated as Class B common shares in our bye-laws. Voting DHL Common Shares are designated as Class A common shares in our bye-laws. Non-Voting DHL Common Shares have all the rights of Voting DHL Common Shares save for voting rights.

In the event of our liquidation, dissolution or winding up, holders of the DHL Common Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities.

Our bye-laws provide that Mr. Denis O’Brien and each other shareholder holding 5% or more of the fully diluted DHL Common Shares will have preemptive rights on a pro rata basis in connection with any issuance of any of our Voting DHL Common Shares, any other new DHL Common Shares or any other equity or equity-like

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securities by us or any of our subsidiaries, with customary mop-up rights for fully subscribing shareholders if any other shareholder does not elect to acquire its full share, subject to certain customary exceptions. Shareholders shall have the right to assign preemptive rights to an affiliate (excluding portfolio companies affiliated with such shareholders, other than Permitted Transferees). We shall be permitted to issue securities without first complying with the preemptive rights provisions so long as we promptly subsequently offer shareholders the ability to purchase securities, by issuing additional securities, facilitating a secondary sale of previously issued securities or otherwise, that would have the effect of allowing any such participating shareholders to purchase the amount of securities they would have been entitled to purchase had we issued all such securities in compliance with the preemptive rights provisions.

Dividend and Other Distribution Rights

Under Bermuda law, a company may not declare or pay dividends, or make a distribution out of Contributed Surplus (as defined below), if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Companies Act 1981 of Bermuda (the “Companies Act”) to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our bye-laws, each DHL Common Share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to the payment of dividends on our Exit Preferred Shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 66% of the issued shares of that class or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of members at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorizations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share, the secretary shall, within 10 business days after the date on which the transfer was lodged with us, send to the transferor and transferee a notice of the refusal. Subject to these restrictions, a holder of the DHL Common Shares may transfer the title to all or any of its DHL Common Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any DHL Common Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers (“Competitors”), are subject to the consent of our board of directors.

Our bye-laws provide for any holder of the DHL Common Shares holding, or group of holders of the DHL Common Shares collectively holding, more than 60% of our fully diluted DHL Common Shares (the “Drag-Along Sellers”) to have drag-along rights to effect a sale of us to an unaffiliated third party by a sale of all or substantially all of our and our subsidiaries’ assets or sale of a majority of our fully diluted DHL Common Shares (whether by merger, share or unit exchange, recapitalization, sale or contribution of equity or other business combination transaction or purchase of beneficial ownership) (a “Company Sale”) without the approval of the other shareholders (the “Minority Sellers”) and with no appraisal rights, subject to customary protections for such other shareholders and subject to the statutory protections contained in Part VII of the Companies Act (as described in “Amalgamations

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and Mergers” below) if the Company Sale is an amalgamation or merger of us pursuant thereto (the “Drag-Along Right”). The Drag-Along Right shall not apply to Mr. Denis O’Brien’s or his Permitted Transferee’s DHL Common Shares for a period of two years from the Closing Date unless the minimum equity value of the DHL Common Shares is at least US$400 million. All holders of the DHL Common Shares in a Company Sale will be entitled to receive transaction consideration in the same form and the same per-share consideration as the consideration received by the majority holders of the DHL Common Shares. In connection with any Company Sale, each Minority Seller (i) will only be required to make (a) individual fundamental representations and warranties as to the unencumbered title to its equity interests and the power, authority and legal right to transfer such equity interests and the absence of any adverse claim with respect to such equity interests, as well as customary representations with respect to organization, capacity, the absence of certain conflicts and the lack of any brokerage, finder’s or other fee being payable based on arrangements made by such equityholder and (b) their pro rata share of any of our representations and warranties; (ii) will not be responsible for individual customary fundamental representations and warranties of any other person or entity (other than us or our subsidiaries) and (iii) will not be required to agree to any restrictive covenants other than customary confidentiality undertakings.

Our bye-laws provide for holders of the DHL Common Shares to have customary tag-along rights in relation to a transfer or series of related transfers of 25% or more of the fully diluted DHL Common Shares by a holder or group of holders of the DHL Common Shares acting in concert, including on the same terms and the same per-share consideration as such transferring holder or group of holders of the DHL Common Shares acting in concert.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of members each calendar year, which we refer to as the annual general meeting. Bermuda law permits the members to waive the requirement to hold an annual general meeting by resolution (either for a specific year or a period of time or indefinitely). Bermuda law provides that a special general meeting of members may be called by the board of directors of a company and must be called upon the request of members holding 10% or more of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that members be given at least five clear calendar days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene an annual general meeting and our president or chairman (if any) or any two directors or any director and the secretary or board of directors may convene a special general meeting. Under our bye-laws, at least five clear calendar days’ notice of an annual general meeting or five clear calendar days’ notice of a special general meeting must be given to each member entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the members entitled to attend and vote at such meeting or (ii) in the case of a special general meeting, by a majority in number of the members entitled to attend and vote at the meeting holding 95% or more in nominal value of the shares entitled to vote at such meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The members have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by members of the company and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for members of the company to inspect or obtain copies of any other corporate records.

Our bye-laws provide for holders of at least 1% of our fully diluted DHL Common Shares to have customary information rights (“Information Rights”) to the information provided to the holders of the New DIFL Term Loans.

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The Information Rights shall be subject to customary exceptions to protect confidential and proprietary DHL information from disclosure to the public and Competitors. For the avoidance of doubt, the Information Rights are in addition to any information provided to the directors who may be our shareholders.

Election and Removal of Directors7

Our bye-laws provide that our board of directors shall consist of 9 directors, composed of:

●	Mr. Denis O’Brien as a non-executive director, subject to the terms and conditions set forth in the Services Agreement, until the date that is the third (3rd) anniversary of the Closing Date (such date, the “DOB Stepdown Date”). Upon the occurrence of the DOB Stepdown Date, Mr. Denis O’Brien (or a Permitted Transferee) will have the right to designate one (1) member of our Board (whether himself or another individual) for so long as Mr. Denis O’Brien (or such Permitted Transferee) continues to own 5% of the fully diluted DHL Common Shares (the “DOB Director”);

●	Our chief executive officer (the “CEO”);

●	Four (4) directors selected by PGIM, Inc. (“PGIM”) and/or its affiliates (the “PGIM Directors”); provided, that (i) at such time as PGIM owns less than [30]% but more than [22.5]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint three (3) PGIM Directors, (ii) at such time as PGIM owns less than [22.5]% but more than [15]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint two (2) PGIM Directors, (iii) if PGIM owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, PGIM shall have the right to appoint one (1) PGIM Director and (iv) if PGIM owns less than [10]% of the fully diluted DHL Common Shares, PGIM shall have no right to appoint PGIM Directors; provided, further, that in no event shall there be more than 1 PGIM Director who is/are employee(s) of PGIM or any affiliate thereof;

●	So long as Contrarian Capital Management, L.L.C. (“Contrarian”) owns at least [15]% of the fully diluted DHL Common Shares, two (2) directors selected by Contrarian and/or its affiliates (the “Contrarian Directors”); provided, that (a) at such time as Contrarian owns less than [15]% but more than [10]% of the fully diluted DHL Common Shares, Contrarian shall have the right to appoint one (1) Contrarian Director and (b) if Contrarian owns less than [10]% of the fully diluted DHL Common Shares, Contrarian shall have no right to appoint Contrarian Directors; provided, further that in no event shall there be more than 1 Contrarian Director who is an employee of Contrarian or any affiliate thereof; and

●	Remaining directors selected by the holders of our DHL Common Shares (the “At Large Directors”); provided, that any holder of our DHL Common Shares that has the right to designate a director to our board of directors shall not be entitled to vote on the At Large Director(s); provided, further, that to the extent PGIM and/or Contrarian does not own exactly [30]%, [22.5]%, [15]% or [10]% of the fully diluted DHL Common Shares, as applicable, then PGIM and/or Contrarian, as applicable, shall be entitled to vote its excess percentage ownership above such applicable percentage threshold (if any) on the At Large Director(s) (e.g., if PGIM owns [48]% of the fully diluted DHL Common Shares, PGIM would have the right to appoint four directors and vote [18]% of its fully diluted DHL Common Shares (i.e., the excess of PGIM’s [30]% director appointment threshold) for At Large Directors.

PGIM and Contrarian shall have the right, subject to the other restrictions set forth herein, to transfer their director designation rights to a transferee of at least [10]% of the fully diluted DHL Common Shares, with such transferee’s designation right being subject to the terms and restrictions on such right applicable to PGIM or Contrarian, as applicable.

Directors shall hold office for such term as the shareholders appointing them may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

7 Note that PGIM, Contrarian and GoldenTree Asset Management LP (collectively, the “PCG Ad Hoc Group”) may update the percentages contained in brackets in this section and/or other terms prior to the Closing.

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If at any time a vacancy is created on our board of directors by reason of the death, removal or resignation of any DOB Director, PGIM Director, Contrarian Director or At Large Director, a designee shall be appointed to fill such vacancy by such person(s) entitled to appoint such director. For the avoidance of doubt, such directors may only be removed by the applicable person(s) entitled to remove such director.

Any changes to the size of our board of directors requires the affirmative vote of at least 60% of our fully diluted DHL Common Shares.

The chairman of our board of directors (the “Chairman”) will be designated by PGIM and/or its affiliates for so long as PGIM and/or its affiliates own at least [40]% of the fully diluted DHL Common Shares, and PGIM and/or its affiliates will have the right to remove the Chairman. Following the resignation or removal of the Chairman, the chairman of our board of directors shall be designated (i) by PGIM and/or its affiliates for so long as PGIM owns at least 45% of the fully diluted DHL Common Shares and (ii) at such time as PGIM and/or its affiliates owns less than 45% of the fully diluted DHL Common Shares, by a simple majority of the PGIM Directors, Contrarian Director, At Large Directors and Mr. Denis O’Brien or the DOB Director, as applicable.

Each member of the PCG Ad Hoc Group shall be entitled to appoint one (1) observer to our board of directors so long as it owns at least 5% of the fully diluted DHL Common Shares; provided, however, to the extent a member of the PCG Ad Hoc Group has the right to appoint a director to our board of directors and that director is an employee of the applicable member of the PCG Ad Hoc Group or its affiliates, then to the extent such employee director is in attendance at a meeting of our board of directors, the PCG Ad Hoc Group member will not be entitled to have an observer in attendance at such meeting.

Services Agreement Dilution Protections

On the Closing Date, Mr. Denis O’Brien shall be issued Class A common shares representing 10% of the fully diluted DHL Common Shares as of the Closing Date pursuant to the Services Agreement (the “Services Agreement New Equity”); provided, that the Services Agreement New Equity shall not be diluted by the issuance of any new money equity (“New Money Equity”) issued from the Closing Date through September 30, 2024 only if all of the Anti-Dilution Conditions (as defined and described in the Services Agreement Term Sheet annexed to the Restructuring Term Sheet (as defined in the RSA) as Exhibit E) are met.

If DHL’s board of directors approves the issuance of any New Money Equity, such New Money Equity is issued prior to September 30, 2024, and the Anti-Dilution Conditions are all satisfied, then the additional Class A common shares shall be issued to Mr. Denis O’Brien in an amount to ensure that the Services Agreement New Equity is not diluted by the issuance of such New Money Equity. In the event that any Anti-Dilution Condition is not satisfied, the Service Agreement New Equity shall be diluted by any New Money Equity; provided, that if any Anti-Dilution Condition is not satisfied and there is any New Money Equity issued prior to September 30, 2024 with a pre-money equity valuation of less than $400 million, then the Services Agreement New Equity shall receive anti-dilution protection such that the Service Agreement New Money Equity shall only be diluted to the extent the Services Agreement New Equity would have been diluted if the New Money was issued with a pre-money equity valuation of $400 million. For the avoidance of doubt, if any Anti-Dilution Condition is not satisfied and New Money Equity is issued prior to September 30, 2024 at a pre-money equity valuation of at least $400 million, the Service Agreement New Equity shall be fully diluted by any such New Money Equity. For the avoidance of doubt, the anti-dilution protections for the Services Agreement New Equity described in the paragraph shall only apply up to and including September 30, 2024.

In addition to the dilution protections described above, the Services Agreement New Equity shall have anti-dilution protection such that the dilution on the Services Agreement New Equity shall be limited to the dilution the Services Agreement New Equity would have suffered had the conversion price for the Exit Preferred Shares been based on the Accreted Liquidation Preference and an equity valuation equal to the sum of (i) $400 million and (ii) the gross amount of cash funded at the closing to purchase Rights Offering Units (as defined in the Restructuring Term Sheet), not to exceed $175 million (for the avoidance of doubt, which amount shall exclude any Exit Preferred Shares consisting of Premium Shares (as defined in the Backstop Commitment Agreement)) rather than a conversion price based upon the Accreted Liquidation Preference and an equity valuation equal to $400 million; provided, further that so long as the gross amount of cash funded at the closing to purchase Rights Offering Units is $111 million or less, then the Services Agreement New Equity shall have additional anti-dilution protection such that the dilution on the Services Agreement New Equity as a result of the conversion of the Exit Preferred Shares shall be

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limited to the dilution the Services Agreement New Equity would have suffered if the Exit Preferred Shares converted into a maximum of 30.4% of the equity of the reorganized Company.

Terms of the anti-dilution protections afforded to the Services Agreement New Equity, shall not be amended without the consent of Mr. Denis O’Brien.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors, and the votes of a simple majority of the directors present at a duly convened meeting of the board at which a quorum is present will be sufficient to approve all matters except as otherwise expressly set forth herein or as may be agreed to by the PCG Ad Hoc Group prior to Closing. Bermuda law permits individual and corporate directors, and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Meetings of our board of directors will require a quorum of at least two-thirds (2/3) of the members of our board of directors.

A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law will entitled to vote in respect of any such contract or arrangement in which he or she is interested subject to disclosing that interest; provided, however, that entering into or amending related party transaction with any interested director (including the CEO if the CEO is on our board of directors) will require approval of a majority or other applicable voting threshold of the disinterested directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act (“Section 98”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is finally determined by a court of competent jurisdiction. Our bye-laws provide that the members waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-laws

Our bye-laws provide that our memorandum of association may be amended only by a resolution of our board of directors and by a resolution passed at a general meeting of members. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our members. Material amendments or modifications to, or waivers or restatements of, our memorandum of association or bye-laws, or any other of our or our subsidiaries’ organizational documents, require a resolution passed by the affirmative vote of the holders of at least 60% of our fully diluted DHL Common Shares. Any such amendment that would change Mr. Denis O’Brien’s right to appoint a director or otherwise have a material and disproportionately adverse effect on Mr. Denis O’Brien relative to the other shareholders requires his prior written consent. Amendments to our memorandum of association or bye-laws that would circumvent or otherwise modify the provisions described in “Election and Removal of Directors,” “Proceedings of Board of Directors,” “Minority Protections,” “Access to Books and Records and Dissemination of Information” and “Transfer of Shares” will, for a number of years to be agreed to by the PCG Ad Hoc Group prior

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to the Closing, require the affirmative vote of a percentage of the fully diluted DHL Common Shares to be agreed to by the PCG Ad Hoc Group prior to the Closing.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by members at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by members voting in favor of the amendment.

Amalgamations and Mergers

The Companies Act allows amalgamation or merger by a statutory process set out in Part VII of the Companies Act. Pursuant to these provisions, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its members. Unless the company’s bye-laws provide otherwise, the approval of 75% of the members voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. However, our bye-laws provide that the approval of at least 60% of the fully diluted DHL Common Shares is required for an amalgamation or merger, or any other consolidation, reorganization or business combination involving us or our significant subsidiaries.

Each of our shares has a statutory right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote in our bye-laws. The holders of shares of a class of shares are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a member of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such member’s shares may, within one month of notice of the members’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to members under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a member to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority members or, for instance, where an act requires the approval of a greater percentage of the company’s members than that which actually approved it. When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the members, one or more members may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any members by other members or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the members or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

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Minority Protections

Our bye-laws provide that certain fundamental actions, including but not limited to non-pro rata redemptions, recapitalizations, reclassifications or repurchases of our equity interests, shall require the approval of the holders of at least 70% of the fully diluted DHL Common Shares.

Our bye-laws provide that the following actions shall require the approval of the holders of at least 60% of the fully diluted DHL Common Shares:

(a)	any material amendments or modifications to, or waivers or restatements of, our or our subsidiaries’ constitutional or organizational documents;

(b)	any changes to the size of our board;

(c)	any merger, amalgamation, consolidation, reorganization or other business combination involving us or our significant subsidiaries;

(d)	any material (to us and our subsidiaries taken as a whole) acquisitions or dispositions;

(e)	any fundamental change in the scope of the business of us and our subsidiaries; or

(f)	entry into any liquidation, winding up or voluntary bankruptcy proceedings or similar proceedings in respect of us and/or our significant subsidiaries

Registration Rights

Our shareholders shall have customary registration rights following an initial public offering with respect to their registrable DHL Common Shares to be set forth in a registration rights agreement, including customary shelf registration and shelf take down rights, and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares. Holders of at least 5% or more of the fully diluted DHL Common Shares shall have customary demand registration rights.

Corporate Opportunities

In order to address potential conflicts of interest between us and our shareholders or directors, our bye-laws contain provisions regulating and defining the conduct of our affairs as they may involve our shareholders and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with our shareholders. In general, these provisions recognize that we and our shareholders may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and our shareholders will continue to have contractual and business relations with each other, including service of officers and directors of our shareholders serving as our directors.

Our bye-laws provide that our shareholders and directors and officers will have no duty to refrain from:

●	engaging in the same or similar business activities or lines of business as us,

●	doing business with any of our clients or customers, or

●	employing or otherwise engaging any of our officers or employees.

However, this does not apply to Mr. Denis O’Brien or shareholders that are employed by us, in each case, during the time that Mr. Denis O’Brien or such shareholder remains a service provider to us, it being understood that Mr. Denis O’Brien shall be deemed a service provider during the period from the Closing Date to three years following such Closing Date.

Our bye-laws provide that neither our directors or officers or our shareholders nor any officer or director of our shareholders, except as described in the following paragraph, will be liable to us or our shareholders for breach of any fiduciary duty by reason of any such activities. Our bye-laws provide that our shareholders and our directors and officers are not under any duty to present any corporate opportunity to us which may be a corporate opportunity for them and for us, and our shareholders and our directors and officers will not be liable to us or our shareholders for

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breach of any fiduciary duty by reason of the fact that they pursue or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

For purposes of the bye-laws, “corporate opportunities” include business opportunities that we are financially able to undertake, that are, from their nature, in our lines of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of our shareholders or their officers or directors will be brought into conflict with our self-interest.

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Description of the Exit Preferred Shares

The following is a summary of certain provisions of Digicel Holdings (Bermuda) Limited’s bye-laws for its Exit Preferred Shares. As used in this “Description of the Exit Preferred Shares,” “DHL,” “we,” “us,” and “our” refer to Digicel Holdings (Bermuda) Limited or, if we do not include the Existing DIFL Subordinated Notes as a separate class in the DIFL Scheme, subject to the RSA and instead consummate the Concurrent Transactions with respect to the Existing DIFL Subordinates Notes, New DHL. The following summary of the terms of the Exit Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our bye-laws. Terms used but not capitalized herein shall have the meanings ascribed to such terms in the Solicitation Statement to which this description is attached.

General

Under our bye-laws, as amended, our board of directors by resolution may establish one or more series of preferred shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by our board of directors and as may be permitted by Bermuda law. We currently have no preferred shares issued and no capital shares that are senior to or on parity with the Exit Preferred Shares. At the Closing Date, we will designate and issue a number of shares of Exit Preferred Shares with an aggregate initial liquidation preference equal to (x) the Exit Preferred Shares Offering Amount, plus (y) $11 million on account of the Backstop Payment (such aggregate liquidation preference in respect of the Exit Preferred Shares issued on the Closing Date, the “Exit Preferred Shares Initial Liquidation Preference”), and subject to accretion and adjustment as provided herein. In addition, after the Closing Date, we may at our option issue up to $50 million aggregate initial liquidation preference of additional Exit Preferred Shares pursuant to an uncommitted accordion on terms substantially similar to the Exit Preferred Shares issued on the Closing Date.

When issued, the Exit Preferred Shares, and any DHL Common Shares issued upon the conversion of the Exit Preferred Shares, will be fully paid and non-assessable. Holders of the Exit Preferred Shares will have no preemptive or preferential right to purchase or subscribe for additional shares, obligations, warrants or other securities of us of any class, other than the right to receive DHL Common Shares issued upon the conversion of any Exit Preferred Shares as described below in “Mandatory Conversion.”

The Exit Preferred Shares are subject to Mandatory Conversion, as described below in “—Mandatory Conversion,” and Mandatory Redemption, as described below in “—Mandatory Redemption.”

“Cash Cap Condition” shall mean the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount.

Ranking

The Exit Preferred Shares will rank senior to any of our existing or future equity securities, including with respect to any repayment, redemption, refinancing, distributions, and rights to accretion and in any liquidation, bankruptcy, winding-up, and dissolution of us.

While any Exit Preferred Shares are issued and outstanding, we may not authorize or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion). Without the consent of any holder of the Exit Preferred Shares, however, we may authorize, increase the authorized amount of, or issue any class or series of, equity securities that rank junior to the Exit Preferred Shares.

Dividends

Each Exit Preferred Share shall accrue, on a daily basis whether or not declared and paid, cumulative cash dividends at the rate per annum of 12% on the Accreted Liquidation Preference (as defined below) of such Exit Preferred Share. Such dividends shall compound annually in arrears to the extent not paid in cash (“Compounded Dividends”). Such rate will be increased by 2% per annum during the continuance of any breach (subject to materiality qualifiers in the case of certain provisions to be agreed) of any of our obligations, covenants, representations, warranties, or agreements under the definitive documentation with respect to the Exit Preferred

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Shares. Holders of record of the Exit Preferred Shares will be entitled to receive such accumulated and unpaid dividends, including Compounded Dividends, at any time in cash, when, as and if declared by our board of directors, out of funds legally available for payment and subject to the Cash Cap Condition. “Accreted Liquidation Preference” means, for any Exit Preferred Shares as of any date of determination, the sum of (i) the Exit Preferred Shares Initial Liquidation Preference of such Exit Preferred Shares, plus (ii) the aggregate unpaid Compounded Dividends with respect to such Exit Preferred Shares, plus, (iii) any accrued, unpaid and uncompounded dividends, whether or not declared, with respect to such Exit Preferred Shares, if any, as of such date of determination.

As long as any Exit Preferred Shares are issued (and remain outstanding), no dividends or other distributions may be declared, made or paid, or set apart for payment, upon any junior equity securities, nor may any junior equity securities be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any junior shares) by us or on our behalf. Holders of the Exit Preferred Shares will not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends (except, for the avoidance of doubt, in their capacity as holders of DHL Common Shares upon conversion of the Exit Preferred Shares).

Our ability to declare and pay dividends and make other distributions with respect to our capital shares, including the Exit Preferred Shares, may be limited by, among other things, the terms of our existing and future indebtedness, the Cash Cap Condition and applicable Bermuda law. Pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of the Contributed Surplus (as defined below), if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed Surplus” is defined for purposes of Section 54 of the Bermuda Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Covenants

DHL shall not incur or guarantee any debt or liens, make investments (other than loans to DIFL as expressly provided in “—Mandatory Conversion” and “—Mandatory Redemption”) or asset sales, or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) senior or equal in priority to the Exit Preferred Shares (other than the uncommitted $50 million accordion), or issue any dividends on any shares or other equity interests junior in priority to the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, DHL (i) shall preserve, pursue the collection of, and maximize the value of the Specified Intercompany Loans (as defined below) for the benefit of the holders of the Exit Preferred Shares and (ii) shall not amend, modify, settle, or otherwise dispose of the Specified Intercompany Loans without the consent of holders of a majority of the shares of the Exit Preferred Shares.

The definitive documentation of the New DIFL Credit Facility and the New DIFL Secured Notes Indenture shall provide that, after the Cash Cap Condition has been satisfied, it shall be an event of default if DHL does not promptly contribute or cause to be contributed to DIFL all proceeds received by DHL in respect of the Specified Intercompany Loans.

In addition, DHL, DL, DIHL, and their respective direct and indirect subsidiaries will be subject to restrictions on, among other things, investments, dividends and certain other payments, asset sales, and the incurrence of debt and liens, in each case consistent with the New DML Unsecured Notes in the case of DHL, DL, and DIHL, and consistent with the New DIFL Term Loans in the case of DHL’s other indirect subsidiaries. The scope of the covenants will be agreed to in DHL’s bye-laws.

Method of Payment of Dividends

Dividends on the Exit Preferred Shares are payable in cash.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of the Exit Preferred Shares will be entitled to receive and to be paid out of our assets available for distribution to our

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shareholders, before any payment or distribution is made to holders of junior equity securities (including DHL Common Shares), the Accreted Liquidation Preference per share, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the Accreted Liquidation Preference of the Exit Preferred Shares and all parity shares are not paid in full, holders of the Exit Preferred Shares and the parity shares will share equally and ratably in any distribution of our assets in proportion to the full Accreted Liquidation Preference to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, holders of any Exit Preferred Shares will have no right or claim to any of our remaining assets on account of their ownership of the Exit Preferred Shares.

Until the Cash Cap Condition is satisfied, we shall preserve, pursue the collection of, and maximize the value of the intercompany loans owed by DGHL to DL or DL’s subsidiaries or other rights or claims that DL or DL’s subsidiaries have in respect of the Future DPL Sale Proceeds and any remaining assets of DGHL, and any other rights or claims that DL or DL’s subsidiaries have against DGHL under the DGHL Settlement Agreement or otherwise outstanding as of the Scheme Closing Date after giving effect to the Concurrent Transactions (collectively, the “Specified Intercompany Loans”) for the benefit of the holders of the Exit Preferred Shares, and, subject to the deferral provisions described below under “—Mandatory Redemption,” apply 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are required to be paid to Mr. Denis O’Brien (“DOB”) pursuant to the Services Agreement (“DOB True-Up”)) immediately upon receipt, to the Mandatory Redemption of the Exit Preferred Shares, to the extent such redemption complies with the Cash Cap Condition.

Voting Rights

Exit Preferred Shares will be issued either as Class A or Class B. Holders of Class A Exit Preferred Shares will have voting rights on as-converted basis pari passu with holders of Voting DHL Common Shares. Holders of Class B Exit Preferred Shares will have no voting rights.

No Maturity

The Exit Preferred Shares have no maturity date, and will remain outstanding unless mandatorily converted by us, or mandatorily redeemed by us, each as described under “—Mandatory Conversion” and “—Mandatory Redemption” below.

Mandatory Conversion

At any time after the third anniversary of the Closing Date until the date immediately prior to the fourth anniversary of the Closing Date, we may, at our option, elect to cause all outstanding Exit Preferred Shares to, without any further action by DHL or holders of Exit Preferred Shares or DHL Common Shares, be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion). Subject to the preceding sentence, on the fourth anniversary of the Closing Date all outstanding Exit Preferred Shares shall automatically be converted into DHL Common Shares at a conversion price based on the Accreted Liquidation Preference divided by a $400 million equity value of us (after giving effect to such conversion) (the “Mandatory Conversion”).

On and after the Mandatory Conversion of the Exit Preferred Shares, dividends will cease to accrue on the Exit Preferred Shares called for Mandatory Conversion, and all rights of holders of such Exit Preferred Shares will terminate, except for the right to receive DHL Common Shares issuable upon conversion thereof.

Mandatory Redemption

The Exit Preferred Shares will be mandatorily redeemable (subject to the “Declined Redemptions” (as defined below)) by us in cash at the Accreted Liquidation Preference thereon from time to time with 100% of the gross cash proceeds of Specified Intercompany Loans (other than, for the avoidance of doubt, amounts that are both required to be and actually funded to pay for the DOB True-Up in accordance with the Services Agreement), immediately upon receipt (including, for the avoidance of doubt, any such gross cash proceeds received by us or any of our subsidiaries prior to the Closing Date) to the extent such redemption complies with the Cash Cap Condition (the “Mandatory Redemption”).

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The requirement to make any such Mandatory Redemption shall be subject to applicable Bermuda law and deferred to the extent and only for so long as DIFL and its subsidiaries are projected in good faith by our board of directors to have less than $100 million of aggregate liquidity within six full calendar months after giving effect to such redemption (the “Below-Minimum Liquidity Condition”), and such gross cash proceeds shall not be used by us prior to the time that such determination is made by our board of directors. In the event of any such deferral, we shall use all such deferred proceeds (the “Deferred Proceeds”) to make an unsecured loan, subordinated in right of payment to the New DIFL Term Loans and New DIFL Secured Notes, to DIFL (each, a “Subordinated Intercompany Loan”). Such Subordinated Intercompany Loans shall not bear interest or original issue discount or other fees. No later than ten business days after the last day of each fiscal quarter, our board of directors shall project in good faith the aggregate liquidity of DIFL and its subsidiaries for the following six full calendar months, and to the extent the Below-Minimum Liquidity Condition would be satisfied at any time during such six-month period, any Subordinated Intercompany Loan (excluding any amounts that have been outstanding for longer than 12 full calendar months at such time, unless the New DIFL Term Loans and New DIFL Secured Notes are no longer outstanding) shall become immediately due and payable, and we shall immediately (subject to the terms of Declined Redemptions (as defined below)) use the proceeds of the repayment of such Subordinated Intercompany Loans to redeem in cash the Exit Preferred Shares.

Unless both the Cash Cap Condition has been satisfied and any New DIFL Term Loans or New DIFL Secured Notes are then outstanding, upon a Change of Control (as defined below) occurring (i) prior to the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash their Accreted Liquidation Preference; and (ii) on or after the third anniversary of the Closing Date, all holders of the Exit Preferred Shares shall receive in cash the greater of (a) the fair market value in cash of the consideration they would receive as holders of DHL Common Shares on an as-converted basis from the occurrence of such Change of Control and (b) the Accreted Liquidation Preference.

Upon the satisfaction of the Cash Cap Condition, DHL shall transfer the Specified Intercompany Loans to DIFL.

“Change of Control” shall have the meaning assigned to such term in the New DIFL Credit Facility, with appropriate modifications and in any event to include DHL ceasing to own, directly or indirectly, 100% of the equity interests of DIHL, DML and DIFL.

If DHL is required to redeem the Exit Preferred Shares in cash, it shall provide holders of the Exit Preferred Shares (including, in the case of clauses (a) and (b) below, via a posting to a “public-side” data room open to all holders of the Exit Preferred Shares) a notice of redemption including (a) the amount of such redemption, (b) the date of such redemption, and (c) reasonably detailed projections and calculations demonstrating that the Below-Minimum Liquidity Condition is not satisfied, no less than five business days prior to the date of such redemption.

Any holder of the Exit Preferred Shares may, by notice to DHL at least two business days (with an email to DHL’s legal advisors being sufficient), decline all or a portion of its share of such redemption (such amounts, together with any amounts waived pursuant to the immediately succeeding paragraph, the “Declined Redemptions”).

Holders of a majority of the shares of the Exit Preferred Shares may waive the requirement to make all or any portion of any such required redemption.

Declined Redemptions shall be deemed to be Deferred Proceeds and loaned to DIFL as set forth above.

Under Bermuda law, we may not lawfully redeem preference shares (including the Exit Preferred Shares) if on the date redemption is to be effected there are reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of our assets would thereby be less than the aggregate of our liabilities. Preference shares (including the Exit Preferred Shares) may not be redeemed except out of the capital paid up thereon, out of funds of ours that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption. The premium, if any, payable on redemption must be provided for out of funds of ours that would otherwise be available for dividend or distribution or out of our share premium account before the Exit Preferred Shares are redeemed or purchased.

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No Fractional Shares

No fractional DHL Common Shares or securities representing fractional DHL Common Shares will be delivered (i) upon conversion or redemption of the Exit Preferred Shares or (ii) in respect of dividend payments on the Exit Preferred Shares. Instead, we will deliver a cash payment to each holder that would otherwise be entitled to a fractional share based on the closing sale price of DHL Common Shares on the relevant conversion date.

Recapitalizations, Reclassifications and Changes of DHL Common Shares

In the case of:

•	any recapitalization, reclassification or change of DHL Common Shares (other than changes resulting from a subdivision, consolidation or combination);

•	any consolidation, merger, amalgamation or combination involving us;

•	any sale, lease or other transfer to a third party of the consolidated assets of us and our subsidiaries substantially as an entirety;

•	any scheme of arrangement; or

•	any statutory share exchange;

in each case, as a result of which DHL Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Exit Preferred Share into DHL Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of DHL Common Shares equal to the conversion rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such shares, securities or other property or assets, “reference property”). In the event holders of DHL Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the reference property into which the Exit Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of DHL Common Shares that affirmatively make such an election. Our bye-laws provide that we may not become a party to any such Reorganization Event unless its terms are consistent with the foregoing. No adjustment to the conversion rate will be made for any Reorganization Event to the extent shares, securities or other property or assets become the reference property for the Exit Preferred Shares.

Throughout this section, if DHL Common Shares have been replaced by reference property as a result of any such Reorganization Event, references to DHL Common Shares are intended to refer to such reference property.

Transfer of Shares

Our board of directors may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate (if a share certificate has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Our board shall refuse to register a transfer (i) unless all applicable consents, authorisations and permissions of any governmental body, agency or regulatory body in Bermuda have been obtained, or (ii) if the transfer would, if effected, require us to register any security under the U.S. Securities Exchange Act of 1934, violate applicable securities laws, or otherwise violate the terms of our organizational documents. If our board refuses to register a transfer of any share the secretary shall, within ten business days after the date on which the transfer was lodged with us, send to the transferor and transferee notice of the refusal. Subject to these restrictions, a holder of the Exit Preferred Shares may transfer the title to all or any of its Exit Preferred Shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Transfers of any Exit Preferred Shares to competitors, including industry competitors and certain third-party private equity and financial purchasers, are subject to the consent of our board of directors.

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Description of the Concurrent Transactions

Pursuant to the RSA, we expect to effectuate a comprehensive transaction to address the funded indebtedness of DL, DIHL and DIFL, which will be implemented through the transactions contemplated by this offering memorandum and the Concurrent Transactions described below.

On August 21, 2023, we began soliciting proxies (the “Proxy Solicitation”) from certain creditors of DL, DIHL and DIFL to vote in favor of a set of inter-conditional schemes of arrangement pursuant to section 99 of the Bermuda Companies Act to be commenced in the Bermuda Court by (i) DL with respect to the Existing DL Notes (the “Concurrent DL Scheme”) and (ii) DIHL and DIFL with respect to (a) the Existing DIFL Term Loans, (b) the Existing DIFL Secured Notes and (c) the Existing DIFL Unsecured Notes (the “Concurrent DIFL Scheme” and, together with Concurrent DL Scheme, the “Concurrent Schemes”). In addition, in connection with the solicitation of proxies from holders of Existing DL Notes, such holders may subscribe for Exit Preferred Shares and Subscription DHL Common Shares to be issued in the Concurrent DL Scheme on the same terms as those offered to Eligible Holders of Existing Notes in this offering memorandum. The Concurrent Schemes, together with any related transactions or approvals necessary to consummate the Concurrent Schemes (including recognition of such Concurrent Schemes under Chapter 15 of the U.S. Bankruptcy Code), are referred to as the “Concurrent Transactions.”

Pursuant to the RSA, holders of approximately 72.4% of the aggregate outstanding principal amount of the Existing DL Notes have committed to vote in favor of the Concurrent DL Scheme, and holders of approximately 73.8% of the aggregate outstanding principal amount of the Existing DIFL Secured Notes and approximately 88.0% of the aggregate outstanding principal amount of the Existing DIFL Unsecured Notes have committed to vote in favor of the Concurrent DIFL Scheme. In addition, certain lenders representing approximately 89.3% of the aggregate outstanding principal amount of the Exiting DIFL Term Loans have already delivered their proxies to vote in favor of the DIFL Scheme. Holders of Existing DL Notes, Existing DIFL Secured Notes and Existing DIFL Unsecured Notes that deliver their proxies to vote in favor of the Concurrent Schemes in the Proxy Solicitation and lenders under the Existing DIFL Term Loans that have already delivered their proxies to vote in favor of the DIFL Scheme will receive an applicable commitment payment (the “Commitment Payment”). There can be no assurance that the Concurrent Transactions will be consummated or whether the Concurrent Schemes will be recognized in the United States. The Concurrent Transactions are not contingent upon the Exchange Offer and Solicitation. If a Scheme is proposed with respect to the Existing Notes, DIHL and DIFL will include the holders of the Existing Notes as an additional class of creditors in the Concurrent DIFL Scheme.

Upon consummation of the Concurrent Transactions, as if they had been consummated on March 31, 2023, all outstanding (a) Existing DL Notes will be exchanged for 48.78%8 of the DHL Common Shares and 78.90%9 of the Rights Offering Equity Adjustment (subject to dilution by the Existing DL Notes Commitment Payment), (b) Existing DIFL Term Loans will be exchanged for $986.7 million aggregate principal amount of the New DIFL Term Loans, (c) Existing DIFL Secured Notes will be exchanged for $1,226.3 million aggregate principal amount of the New DIFL Secured Notes and (d) Existing DIFL Unsecured Notes will be exchanged for $388.8 million aggregate principal amount of the New DML Unsecured Notes. In addition, certain holders of the Existing DL Notes that signed the RSA will receive an aggregate of 4.92% of DHL Common Shares as Work Payment upon consummation of the Concurrent Transactions pursuant to the RSA.

If the 75% Condition is not satisfied or DIHL and DIFL propose but do not consummate the Scheme, then, pursuant to the terms of the RSA (including the definition of “Implementation Mechanisms” thereunder), we may effectuate the Asset Transfers and the Collateral Release in connection with the settlement of the Exchange Offer and the Concurrent Transactions, as described elsewhere in this offering memorandum. In that scenario, (i) New DIFL would be the borrower under the New DIFL Term Loans and the issuer of the New DIFL Secured Notes, (ii) New DIHL, the direct parent of New DIFL, would be a guarantor of the New DIFL Secured Notes and the New DIFL Term Loans, (iii) DML, a direct subsidiary of New DHL and the direct parent of New DIHL, would be the

8 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023, and the Existing DL Notes Commitment Payment.

9 Based on the aggregate principal amount outstanding of Existing DL Notes, including accrued and unpaid interest, as of August 15, 2023.

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issuer of the New DML Unsecured Notes and (iv) New DHL, the direct parent of DML, would issue the Exit Preferred Shares and the DHL Common Shares.

This offering memorandum does not purport to be a proxy statement with respect to participation in any of the Concurrent Schemes.

Services Agreement

Pursuant to a Services Agreement (the “Services Agreement”) to be entered into by and among DL, certain of its subsidiaries and Mr. Denis O’Brien on or prior to the Scheme Closing Date, Mr. Denis O’Brien will agree, among other undertakings, to perform services for the Company in a manner consistent with (i) his current role as Executive Chairman of DL’s board of directors and (ii) current and past practices, to be set forth in further detail in the Services Agreement. In consideration for his services, Mr. Denis O’Brien will receive, among other things, (i) 10% of the DHL Common Shares (on a fully diluted basis) to be outstanding immediately after consummation of the Concurrent Schemes, (ii) warrants to purchase 10% of the DHL Common Shares to be outstanding immediately after consummation of the Concurrent Schemes, which warrants may be exercised for six years after the Scheme Closing Date to purchase DHL Common Shares at an equity valuation for DHL and its subsidiaries based upon the Strike Price, and the Strike Price shall be denominated as a per share dollar amount based on the common equity value of $1.1 billion and (iii) a portion of the Telstra Proceeds.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement to be entered into upon consummation of the Concurrent Schemes between DHL and certain holders of the DHL Common Shares, certain holders of the DHL Common Shares will have customary registration rights with respect to their registrable DHL Common Shares following an initial public offering by DHL, including customary demand registration rights for holders of at least 5% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares), customary shelf registration and shelf-take down rights and customary piggyback registration rights for holders of at least 1% or more of the fully diluted DHL Common Shares outstanding (assuming the conversion of all outstanding Exit Preferred Shares).

DGHL Transactions

Pursuant to a Restructuring Support Agreement dated May 28, 2023 entered into by DGHL, certain of its subsidiaries and certain holders of 82.7% of the aggregate principal amount of the outstanding DGHL Unsecured Notes and 84.6% of the aggregate principal amount of the outstanding DGHL Convertible Notes, DGHL expects to propose a scheme of arrangement pursuant to section 99 of the Bermuda Companies Act with respect to the DGHL Unsecured Notes and the DGHL Convertible Notes (the “DGHL Scheme”). The DGHL Scheme, together with any related transactions or approvals necessary to consummate the DGHL Scheme (including recognition of such DGHL Scheme under Chapter 15 of the U.S. Bankruptcy Code), are referred to as the “DGHL Transactions.” There can be no assurance that the DGHL Transactions will be consummated or whether the DGHL Scheme will be recognized in the United States. The Reorganization Transactions, on the one hand, and the DGHL Transactions, on the other hand, are not conditional upon each other.

Upon consummation of the DGHL Transactions, all outstanding (a) DGHL Unsecured Notes will be exchanged for $163.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions and (b) DGHL Convertible Notes will be exchanged for $19.5 million of cash and certain new secured limited recourse notes in respect of the Telstra Proceeds along with the proceeds of other assets of DGHL realized after the consummation of the DGHL Transactions.

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Book Entry, Delivery and Form

The New Securities will not be eligible for distribution through DTC and will instead be issued in book-entry form on the register of members of DHL. In order to receive the New Securities, Eligible Holders must provide registration details to DHL’s company secretary, Conyers. Specifically, in connection with or promptly following the tender of the Existing Notes in the Exchange Offer, each Eligible Holder of the Existing Notes shall deliver or shall cause its Nominee to deliver the Equity Registration Form to Conyers pursuant to the instructions set forth in the Equity Registration Form. If a participating Eligible Holder of the Existing Notes does not return an Equity Registration Form then, upon settlement of the Exchange Offer or the Scheme, as applicable, the New Securities that would otherwise be issued to such Eligible Holder will be held in the Holding Trust by a holding trustee until such Eligible Holder delivers a properly completed Equity Registration Form to Conyers to have its New Securities registered in the register of members of DHL. This Holding Trust will terminate 18 months after the Settlement Date (subject to any extension of the Holding Trust at the sole option of DHL). Upon termination of the Holding Trust, an Eligible Holder of the Existing Notes that has not yet submitted a valid Equity Registration Form (or has not submitted an alternative notification deemed to be acceptable in the sole direction of DHL) will no longer be entitled to their pro rata allocation of New Securities, and such allocations will revert to DHL.

In addition, if an Eligible Holder will become entitled to hold 10% or more or, where a holder already holds 10% or more, 50% or more of the total voting rights exercisable by all holders of the DHL Common Shares and the Exit Preferred Shares voting together as a single class, such Eligible Holder is required to submit beneficial ownership information (as further described in Part 2 of the Equity Registration Form) and receive the consent of the Bermuda Monetary Authority prior to the issuance of such New Securities to the Eligible Holder. We cannot guarantee that such Eligible Holder will receive the consent of the Bermuda Monetary Authority, nor can we guarantee the timeframe in which such consent may be received. Until the Bermuda Monetary Authority has given its consent, such Eligible Holder will not be entitled to be issued with the New Securities, and the balance of the New Securities will be held in the Holding Trust as described above.

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Material Bermuda and U.S. Tax Considerations

Bermuda Tax Considerations

At the date of this offering memorandum, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our noteholders in respect of the Existing Notes or the New Securities. There is no stamp duty on the issue, transfer or redemption of the Existing Notes or the New Securities.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given an assurance to Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited or any of their respective operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited and Digicel International Finance Limited in accordance with the Land Tax Act 1967 of Bermuda or otherwise payable in respect of real property they lease in Bermuda. These assurances by the Bermuda Minister of Finance expire on March 31, 2035.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the Exchange Offer and the Scheme. This summary is not a complete analysis of all the potential U.S. federal income tax considerations relating to the Exchange Offer and the Scheme and the ownership and disposition of the New Securities and the right of eligible holders to elect to subscribe for the Exit Preferred Shares and the Subscription DHL Common Shares at the Subscription Price (the “Equity Subscription Rights”), in each case, acquired pursuant to the Exchange Offer or the Scheme, as applicable. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this offering memorandum and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. This discussion applies only to Existing Notes, New Securities received in exchange therefor and Equity Subscription Rights that are held as “capital assets” for U.S. federal income tax purposes and are beneficially owned by U.S. Holders (as defined below).

This summary does not address any tax considerations arising under the laws of any non-U.S., state or local jurisdiction or the potential application of the U.S. federal estate, gift or alternative minimum tax or the Medicare tax on investment income. This summary also does not discuss differences in U.S. federal income tax consequences to (i) U.S. Holders who participate in both the Exchange Offer (or the Scheme, as applicable) and Concurrent Transactions, (ii) U.S. Holders that act or receive consideration in a capacity other than any other U.S. Holder of the Existing Notes (such as the tax consequences of entering into the Backstop Commitment Agreement), (iii) U.S. Holders that receive their New Securities through the Holding Trust or (iv) U.S. Holders that are Defaulting Holders, and the U.S. federal income tax consequences for such U.S. Holders may differ materially from those described below. Furthermore, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to beneficial owners in light of their particular circumstances or to beneficial owners subject to special rules, such as:

•	banks or other financial institutions;

•	insurance companies;

•	dealers and traders subject to a mark-to-market method of tax accounting with respect to the Existing Notes, the New Securities or the Equity Subscription Rights;

•	persons holding the Existing Notes, the New Securities or the Equity Subscription Rights as part of a hedge, wash sale or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

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•	regulated investment companies or real estate investment trusts;

•	tax-exempt entities;

•	retirement plans;

•	persons who hold the Existing Notes, the New Securities or the Equity Subscription Rights through non-U.S. brokers or other non-U.S. intermediaries;

•	persons who own (directly, indirectly or constructively), at any point in time, 10% or more of our equity (by vote or value), as determined for U.S. federal income tax purposes;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein; or

•	persons subject to special tax accounting rules under Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Existing Notes, the New Securities or the Equity Subscription Rights, the tax treatment of each partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships that hold the Existing Notes (and partners therein) should consult their tax advisors regarding the tax consequences relating to the Exchange Offer or the Scheme, as applicable, and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchange Offer or the Scheme, as applicable.

As used herein, the term “U.S. Holder” means a beneficial owner of an Existing Note, New Securities, and/or an Equity Subscription Right received in connection with the Exchange Offer or the Scheme, as applicable, that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

We have not sought and do not intend to seek any ruling from the Internal Revenue Service (the “IRS”). Accordingly, there can be no assurance that the IRS or a court will agree with the U.S. federal income tax consequences described below. U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the Exchange Offer and the Scheme and the ownership and disposition of the Equity Subscription Rights and the New Securities acquired pursuant to the Exchange Offer or the Scheme, as applicable, in light of their particular situations.

Tax Consequences to U.S. Holders Who Validly Tender And Do Not Validly Withdraw their Existing Notes in the Exchange Offer

Tax Consequences of the Early Tender Premium

The tax consequences of a U.S. Holder’s receipt of the Early Tender Premium (upon a valid tender at or before the Early Tender Date) are not entirely clear, as there are no binding authorities directly addressing the treatment of such premium. Although it is not free from doubt, we intend, if required to take a position for applicable U.S. federal income tax reporting purposes, to treat any Early Tender Premium received by a U.S. Holder as part of the consideration received in the Exchange Offer or the Scheme, as applicable, and not as a separate fee, and accordingly as part of a U.S. Holder’s amount realized (i.e., giving rise to additional gain or reducing loss) in the Exchange Offer or the Scheme, as applicable.

Alternatively, a U.S. Holder could be treated as receiving a separate fee or other payment that would be subject to U.S. federal income tax as ordinary income rather than as additional consideration for the disposition of an Existing Note. The remainder of this discussion assumes that the treatment of the Early Tender Premium described

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in the preceding paragraph is correct. U.S. Holders should consult their tax advisors as to the proper treatment of the Early Tender Premium.

Tax Consequences of the Exchange of Existing Notes Pursuant to the Exchange Offer or the Scheme, As Applicable

The U.S. federal income tax consequences of the exchange of Existing Notes pursuant to the Exchange Offer or the Scheme, as applicable, are not entirely clear. The receipt of the Equity Subscription Rights could be characterized as either (1) the receipt of rights as a part of the consideration for the Exchange Offer or the Scheme, as applicable, followed by the exercise of such rights by New Money Participants or (2) an integrated transaction pursuant to which, for New Money Participants, the Exit Preferred Shares and Subscription DHL Common Shares that are subject to the Equity Subscription Rights are acquired directly in exchange for partial satisfaction of the Existing Notes plus the Subscription Price. If characterized as the former, the exchange of Existing Notes pursuant to the Exchange Offer would be treated as an exchange of Existing Notes for DHL Common Shares (including any shares in respect of the Early Tender Premium) and the Equity Subscription Rights. If characterized as the latter, the exchange of Existing Notes pursuant to the Exchange Offer could be treated (i) for New Money Participants, as the exchange of Existing Notes and the Subscription Price for DHL Common Shares (including any shares in respect of the Early Tender Premium), Exit Preferred Shares and Subscription DHL Common Shares and (ii) for holders who are not New Money Participants, as the exchange of Existing Notes for DHL Common Shares (including any shares in respect of the Early Tender Premium). If required to take a position for any U.S. federal income tax reporting purposes, we intend to treat the exchange of Existing Notes pursuant to the Exchange Offer as a taxable exchange described in (1) above.

However, there is no assurance that the IRS will not challenge this position. For example, if the IRS successfully asserts that the exchange is a tax-free transaction, a U.S. Holder would not be allowed to recognize any loss on such exchange. U.S. Holders should consult their tax advisors as to the proper characterization of the exchange and the consequences to them if it were treated as a tax-free transaction or otherwise treated in a different manner. Except where stated otherwise, the remainder of this discussion assumes the exchange of Existing Notes for DHL Common Shares and the Equity Subscription Rights will be treated as a taxable exchange described in (1) above.

Subject to the discussion below regarding accrued but unpaid interest, a U.S. Holder will recognize gain or loss upon the exchange of Existing Notes for DHL Common Shares and the Equity Subscription Rights equal to the difference, if any, between such U.S. Holder’s “amount realized” in respect of the Exchange Offer or the Scheme, as applicable, and the U.S. Holder’s adjusted tax basis in the exchanged Existing Notes. The U.S. Holder’s amount realized on the exchange is equal to the fair market value of the DHL Common Shares (including any DHL Common Shares received as Early Tender Premium) and the Equity Subscription Rights received in exchange for its Existing Notes. Subject to the market discount rules described below, any such gain or loss generally will be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the Existing Notes for more than one year on the date of the exchange. Long-term capital gain of non-corporate U.S. Holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s holding period for its DHL Common Shares and the Equity Subscription Rights received in the Exchange Offer or the Scheme, as applicable, will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its DHL Common Shares (including any DHL Common Shares received as Early Tender Premium) and its Equity Subscription Rights will be the fair market value of such DHL Common Shares and the Equity Subscription Rights, as applicable.

A U.S. Holder will be considered to have acquired an Existing Note with market discount if the stated principal amount of such Existing Note (or, if such Existing Note is issued with OID, its adjusted issue price) exceeded the U.S. Holder’s initial tax basis for such Existing Note by more than a de minimis amount. If a U.S. Holder’s Existing Notes were acquired with market discount, any gain recognized upon the exchange of Existing Notes for DHL Common Shares and the Equity Subscription Rights will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held the Existing Notes, unless the U.S. Holder had elected to include such market discount in income as it accrued for U.S. federal income tax purposes. Holders should consult their tax advisors about the impact of the market discount rules to their particular circumstances.

Holders should consult their tax advisors about the proper characterization of the exchange of Existing Notes and the Equity Subscription Rights.

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Accrued but Unpaid Interest

To the extent that any amount received by a U.S. Holder in the Exchange Offer or the Scheme, as applicable, is attributable to accrued but unpaid interest on the Existing Notes, the receipt of such amount should, subject to the discussion in the next paragraph, be recognized by the U.S. Holder as ordinary interest income (to the extent not already included in income by the U.S. Holder). Conversely, a U.S. Holder may be able to recognize a deductible loss to the extent that any accrued interest previously was recognized by the U.S. Holder but was not paid in full by us. Such loss may be ordinary, but the tax law is unclear on this point. The tax basis of any DHL Common Shares and Equity Subscription Rights treated as received in satisfaction of accrued but unpaid interest should equal the amount of such accrued but unpaid interest. The holding period for such DHL Common Shares or Equity Subscription Rights should begin on the day following the receipt of such consideration.

If the sum of the fair market value of the DHL Common Shares and Equity Subscription Rights received in exchange for the Existing Notes is not sufficient to fully satisfy all principal and interest on the Existing Notes, the extent to which such consideration will be attributable to accrued but unpaid interest is unclear. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The Scheme is expected to provide that, for U.S. federal income tax purposes, the aggregate consideration to be distributed to U.S. Holders shall be allocated first to the principal amount of the Existing Notes, with any excess allocated to unpaid interest that accrued on these notes, if any. However, the IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the Scheme. U.S. Holders should consult their tax advisors regarding the proper allocation of the consideration received by them in the Exchange Offer or the Scheme, as applicable, and the U.S. federal income tax treatment of accrued but unpaid interest.

Tax Treatment of the Equity Subscription Rights

Assuming the treatment described above is respected, a U.S. Holder of an Existing Note that elects to be a New Money Participant should be treated as purchasing, in exchange for its Equity Subscription Rights and the Subscription Price paid by the U.S. Holder, Exit Preferred Shares and Subscription DHL Common Shares. Such a purchase should generally be treated as the exercise of an option under general tax principles, and such U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it receives the Exit Preferred Shares and Subscription DHL Common Shares upon the exercise of the Equity Subscription Rights. A U.S. Holder’s aggregate tax basis in the Exit Preferred Shares and Subscription DHL Common Shares should equal the sum of (i) the amount of Subscription Price paid by the U.S. Holder plus (ii) such U.S. Holder’s tax basis in the Equity Subscription Rights immediately before being exercised, and such aggregate tax basis should generally be allocated between such U.S. Holder’s Exit Preferred Shares and Subscription DHL Common Shares pro rata in accordance with the relative fair market value of such shares. A U.S. Holder’s holding period for the Exit Preferred Shares and Subscription DHL Common Shares received pursuant to such exercise should begin on the day following the date the U.S. Holder receives the Exit Preferred Shares and Subscription DHL Common Shares.

A U.S. Holder that elects not to exercise its Equity Subscription Rights (and is thus not a New Money Participant) may be entitled to claim a (likely short-term capital) loss equal to the amount of tax basis allocated to such Equity Subscription Rights, subject to any limitation on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of such decision.

Tax Treatment of the Exit Preferred Shares and the DHL Common Shares Received in the Exchange Offer or Pursuant to the Scheme, As Applicable

The following discussion generally assumes that we are not a “passive foreign investment company” (a “PFIC”), as described below under “—Passive Foreign Investment Company Rules,” and is therefore subject to the discussion in that section.

Dividends and Other Distributions

Distributions (including any deemed distributions, as described below under “—Constructive Distributions”) on the Exit Preferred Shares and the DHL Common Shares will generally be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will

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constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Exit Preferred Shares or DHL Common Shares, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of the Exit Preferred Shares or DHL Common Shares, as applicable, and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition.” Because we do not calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all distributions, to the extent subject to reporting for U.S. federal income tax purposes, to be reported as dividends for U.S. federal income tax purposes. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate that applies to “qualified dividend income” only if the Exit Preferred Shares or DHL Common Shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, and, in each case, we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. We do not expect the Exit Preferred Shares or the DHL Common Shares to be readily tradable on any established securities market in the United States. In addition, there is currently no comprehensive income tax treaty between Bermuda and United States. As a result, it is not currently expected that dividends on the Exit Preferred Shares or DHL Common Shares will be eligible to be taxed at this lower rate.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Constructive Distributions

Under Section 305 of the Code, holders of stock may be treated as receiving constructive distributions with respect to that stock under certain circumstances.

In particular, Section 305 provides special rules for the tax treatment of preferred stock. According to the Treasury regulations promulgated under that section, the term preferred stock generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges that are generally associated with specified dividend and liquidation priorities, and does not participate in corporate growth to any significant extent. Consequently, the determination of whether stock constitutes preferred stock for purposes of Section 305 depends in large part upon whether the stock participates significantly in corporate growth (ignoring for this purpose any conversion right). Whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code is subject to uncertainty.

If the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code, there may be deemed distributions to holders under Section 305, including (1) by reason of the accrual of dividends not declared in cash and (2) on account of the excess, if any, of the initial Accreted Liquidation Preference of the Exit Preferred Shares over the issue price of the Exit Preferred Shares. U.S. Holders should consult their tax advisors about the risk of deemed distributions under these rules.

In addition, the conversion rate of the Exit Preferred Shares may be subject to adjustment under certain circumstances. In such circumstances, whether or not the Exit Preferred Shares are treated as “preferred stock” under Section 305, a U.S. Holder that holds the Exit Preferred Shares may be deemed to have received a constructive distribution if the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our assets or earnings and profits. In addition, the failure to make certain adjustments on the Exit Preferred Shares may cause a U.S. Holder of the DHL Common Shares to be deemed to have received a constructive distribution from us, even though the U.S. Holder has not received any cash or property as a result of such adjustments. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Exit Preferred Shares generally will not be deemed to result in a constructive distribution. If an adjustment that does not qualify as being pursuant to a bona fide reasonable

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adjustment formula is made, a U.S. Holder of the Exit Preferred Shares will be deemed to have received a constructive distribution from us, even though such U.S. Holder has not received any cash or property as a result of such adjustment.

The tax consequences of the receipt of a deemed distribution from us are described above under “—Dividends and Other Distributions.” Because deemed distributions received by a U.S. Holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from payments of cash or other amounts payable to the U.S. Holder. The application of the rules under Section 305 to the Exit Preferred Shares is uncertain, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of the Exit Preferred Shares (other than pursuant to a redemption that does not satisfy any of the Section 302 tests or a conversion, each as described below) or DHL Common Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Exit Preferred Shares or DHL Common Shares, as applicable. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Exit Preferred Shares or DHL Common Shares, as applicable, exceeds one year on the date of such sale, exchange, or other taxable disposition. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain for foreign tax credit purposes.

A redemption of the Exit Preferred Shares by us for cash may be treated either as a sale of those shares by a U.S. Holder or as a distribution in respect of our equity, depending upon the circumstances at the time the Exit Preferred Shares are repurchased. Subject to the discussion below regarding accrued dividends, our redemption of the Exit Preferred Shares from a U.S. Holder will generally be treated as a sale if it (i) results in a “complete redemption” of a U.S. Holder’s interest in our equity, (ii) is a “substantially disproportionate” redemption with respect to a U.S. Holder, or (iii) is “not essentially equivalent to a dividend” with respect to a U.S. Holder, each within the meaning of Section 302(b) of the Code, as described below (the “Section 302 tests”).

•         Complete Redemption. The transaction will be a “complete redemption” of a U.S. Holder’s equity interest in us if either (i) the U.S. Holder owns, actually or constructively, none of our equity immediately after the Exit Preferred Shares are redeemed, or (ii) the U.S. Holder actually owns none of our equity immediately after the Exit Preferred Shares are redeemed and, with respect to any of our equity constructively owned by the U.S. Holder immediately after the redemption, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such equity under procedures described in Section 302(c) of the Code and applicable U.S. Treasury regulations. If you wish to satisfy the “complete redemption” test through waiver of attribution, you should consult your tax advisor regarding the requirements, mechanics and desirability of such a waiver.

•         Substantially Disproportionate. In order to meet the “substantially disproportionate” test, among other requirements, (i) the percentage of our voting equity (including Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by a U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of our voting equity (including Exit Preferred Shares and Voting DHL Common Shares) actually and constructively owned by such U.S. Holder immediately before the redemption and (ii) the percentage of our common equity (voting or non-voting) actually and constructively owned by such U.S. Holder immediately following the redemption of the shares must be less than 80% of the percentage of our common equity (voting or non-voting) actually and constructively owned by such U.S. Holder immediately before the redemption.

•         Not Essentially Equivalent to a Dividend. The redemption will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. Holder’s equity interest in us, given the particular facts and circumstances that apply to the U.S. Holder. The IRS has indicated in published guidance that the redemption of certain preferred stock by a corporation from a person who owns none of

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the common stock of the corporation may constitute a “meaningful reduction.” You should consult your own tax advisor regarding the application of this test to your particular circumstances.

Contemporaneous dispositions or acquisitions of the Exit Preferred Shares or other equity of us by a U.S. Holder or by other individuals or entities (including those related to a U.S. Holder) may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 tests have been satisfied.

If none of the Section 302 tests is satisfied, then the entire amount of cash received by a U.S. Holder pursuant to a redemption will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s remaining Exit Preferred Shares (or, potentially, DHL Common Shares), as described above under “—Dividends and Other Distributions.”

In addition, under Section 305 of the Code, it is possible that, even if one of the Section 302 tests is satisfied, a U.S. Holder may be treated as receiving constructive dividends with respect to the Exit Preferred Shares upon a redemption, as described above under “—Constructive Distributions,” to the extent of any accrued and unpaid dividends.

The treatment of a redemption of the Exit Preferred Shares is unclear and dependent on many factors personal to each U.S. Holder. You should consult your own tax advisors regarding whether the redemption of the Exit Preferred Shares will be treated as a distribution or as a sale in light of your particular circumstances.

Conversion of Exit Preferred Shares into DHL Common Shares

Subject to the discussions below regarding any cash received in lieu of a fractional DHL Common Share and any DHL Common Shares received in respect of accrued and unpaid dividends, a U.S. Holder generally will not recognize any gain or loss upon the conversion of the Exit Preferred Shares into DHL Common Shares.

Any cash received upon conversion in lieu of a fractional DHL Common Share generally will be treated as a payment in a taxable exchange for such fractional DHL Common Share, and gain or loss will be recognized on the receipt of such cash in an amount equal to the difference, if any, between the amount of such cash received and the U.S. Holder’s adjusted tax basis allocable to the fractional DHL Common Share deemed exchanged. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the converted Exit Preferred Shares for more than one year at the time of conversion. Any such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. For non-corporate taxpayers, long-term capital gains generally are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

The tax treatment of a U.S. Holder’s receipt of DHL Common Shares received upon conversion in respect of accrued and unpaid dividends that have not been declared is uncertain and depends in part on whether the Exit Preferred Shares are treated as preferred stock under Section 305 of the Code. If the Exit Preferred Shares are treated as preferred stock under Section 305, any DHL Common Shares received upon conversion of the Exit Preferred Shares in respect of dividends in arrears or possibly accrued and unpaid dividends on the Exit Preferred Shares may be treated as a constructive distribution and taxed as described above under “—Dividends and other Distributions.” If the Exit Preferred Shares are not treated as preferred stock under Section 305 of the Code, although not free from doubt, the receipt of such DHL Common Shares should be treated as additional consideration received by the U.S. Holder upon conversion of the Exit Preferred Shares into DHL Common Shares.

U.S. Holders should be aware that the tax treatment described above in respect of the payments of DHL Common Shares made in respect of accrued and unpaid dividends that have not been declared is not certain and may be challenged by the IRS. To the extent of the DHL Common Shares received that are treated as a taxable dividend based on available earnings and profits at the time of conversion, as described above under “—Dividends and Other Distributions,” such DHL Common Shares will not give rise to any cash from which any applicable withholding tax could be satisfied. If an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from the DHL Common Shares or current or subsequent payments of cash to such U.S. Holder.

Except as discussed in the last sentence of this paragraph, a U.S. Holder’s aggregate tax basis in the DHL Common Shares received upon conversion of the Exit Preferred Shares will equal the U.S. Holder’s aggregate tax basis in the converted Exit Preferred Shares. The U.S. Holder’s holding period for such shares will include the U.S.

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Holder’s holding period of the converted Exit Preferred Shares. DHL Common Shares received in payment of accrued and unpaid dividends that have been taxed as a dividend upon receipt, if any, will have a tax basis equal to their fair market value on the date of conversion, and a new holding period which will commence on the day after the date of conversion.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash is a passive asset for these purposes. Based on the expected composition of our income and assets we do not believe that we were a PFIC for our taxable year ended March 31, 2023, and we do not expect we will be a PFIC in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year (or portion thereof) during which a U.S. Holder held Exit Preferred Shares or DHL Common Shares, gain recognized by a U.S. Holder on a sale or other disposition of the Exit Preferred Shares or the DHL Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Exit Preferred Shares or the DHL Common Shares, as applicable. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any taxable distributions received on a U.S. Holder’s Exit Preferred Shares or DHL Common Shares exceeded 125% of the average of the annual taxable distributions on those shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such taxable distributions would be subject to taxation in the same manner as gain, described immediately above. U.S. Holders should consult their tax advisors to determine the consequences in their particular circumstances if we were deemed to be a PFIC in any particular year.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of distributions on the Exit Preferred Shares or the DHL Common Shares and the proceeds from a sale or other disposition (including a retirement or redemption) of the Exit Preferred Shares or the DHL Common Shares. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the Exit Preferred Shares or the DHL Common Shares. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years

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after the date on which such form is filed. U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences to U.S. Holders Who Do Not Validly Tender Or Who Validly Withdraw their Existing Notes in the Exchange Offer

If we achieve the 75% Condition with respect to the Existing Notes, then the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes rather than consummate the Exchange Offer, and if successful in effecting the Scheme, we will be able to purchase all outstanding Existing Notes, including those held by Eligible Holders that did not tender their Existing Notes in the Exchange Offer. See "Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If we achieve the 75% Condition with respect to the Existing Notes, the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes and if the Existing Notes Issuers commence the Scheme and are successful in effecting the Scheme, all Existing Notes will be purchased.” Assuming we achieve the 75% Condition with respect to the Existing Notes and consummate the Scheme, the U.S. federal income tax consequences to the non-tendering U.S. Holders will generally be the same as described above under “—Tax Consequences to U.S. Holders Who Validly Tender And Who Do Not Validly Withdraw their Existing Notes in the Exchange Offer,” except with respect to consequences relating to an Early Tender Premium.

If we do not consummate the Scheme, including because we do not achieve the 75% Condition with respect to the Existing Notes or because we decide not to propose the Scheme, the U.S. federal income tax consequences to the non-tendering U.S. Holders as a result of the adoption of the Proposed Amendments will depend on whether or not, under applicable Treasury regulations, the adoption of the Proposed Amendments result in a significant modification of the Existing Notes.

Under applicable Treasury regulations, the modification of a debt instrument generally is a significant modification if, based on the facts and circumstances and taking into account all modifications (other than modifications that are subject to special rules) of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” As a general matter, multiple modifications to a debt instrument are considered cumulatively. The applicable Treasury regulations provide specific rules for determining whether certain types of modifications are significant, which include, among others, (i) a rule that a modification that releases a guarantee for a recourse debt instrument is a significant modification only if the modification results in a change in payment expectations and (ii) a rule that the addition, deletion or alteration of “customary accounting or financial covenants” is not a significant modification.

It is unclear whether the adoption of the Proposed Amendments will result in a significant modification of the Existing Notes. Non-tendering U.S. Holders should consult their tax advisors regarding the application of U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the Scheme and the Proposed Amendments.

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Transfer Restrictions

Bermuda Transfer Restrictions

Certain transfers of New Securities shall require the prior consent of the Bermuda Monetary Authority. See “Risk Factors—Risks Relating to the New Securities—There are regulatory limitations on the ownership and transfer of the New Securities.”

The New Securities may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act 1981, the Bermuda Investment Business Act 2003 and the Bermuda Exchange Control Act of 1972 and related regulations, each of which regulate the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. The Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of shares to and among persons who are non-residents of Bermuda for exchange control purposes on a variety of grounds. Any future issue and transfer of the New Securities will require prior approval of the Bermuda Monetary Authority, unless any purported transfer benefits from the general permission, including if such transfer:

(i)	is to a nominee or another registered holder where there is no change in beneficial ownership;

(ii)	is to or among an affiliate or affiliates of the transferor (as such term is defined under the Bermuda Companies Act); or

(iii)	is of New Securities that carry the right to exercise less than 10% of all voting rights in DHL (provided such transfer does not cause the transferee to become entitled to exercise 10% or more or, where a holder already holds 10% or more, 50% or more of all voting rights in DHL in the aggregate).

Where a transferor purports to rely upon any of the above permissions, they are nevertheless required to notify the Bermuda Monetary Authority following any such permitted transfer.

U.S. Transfer Restrictions

In addition, the issuance of the New Securities has not been, and will not be, registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the New Securities are being offered and sold only (1) to “qualified institutional buyers” under Rule 144A under the U.S. Securities Act and (2) outside the United States to non-U.S. persons in reliance upon Regulation S under the U.S. Securities Act.

Each Eligible Holder that tenders its Existing Notes in the Exchange Offer will be deemed to have acknowledged, represented to and agreed with us as follows:

1.	The New Securities are being offered for exchange in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act. The issuance of the New Securities has not been, and will not be, registered under the U.S. Securities Act or any U.S. securities laws and they are being offered for resale in transactions not requiring registration under the U.S. Securities Act. The New Securities may not be reoffered, resold, pledged or otherwise transferred except:

a.	to a person whom the holder reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

b.	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

c.	pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available);

d.	in accordance with another exemption from the registration requirements of the U.S. Securities Act (and based upon an opinion of counsel acceptable to us, if we so request);

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e.	to us; or

f.	pursuant to an effective registration statement under the U.S. Securities Act, and, in each case, in accordance with all applicable U.S. state securities laws.

Each Eligible Holder will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the New Securities.

2.	It is not an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) and it is not acting on our behalf and it is either:

a.	a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the U.S. Securities Act and is aware that any sale of securities to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for the account of another qualified institutional buyer; or

b.	a person that, at the time the buy order for the securities was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the Securities Act.

3.	It is relying on the information contained in this offering memorandum in making its investment decision with respect to the New Securities. It acknowledges that neither we nor any person representing us have made any representation to it with respect to us or the exchange of any notes other than the information contained in this offering memorandum. It has had access to such financial and other information concerning us and the New Securities as it has deemed necessary in connection with its decision to participate in the Exchange Offer, including any opportunity to ask questions of and request information from us.

4.	Each holder understands that, until registered under the U.S. Securities Act, the New Securities will bear a legend to the following effect unless otherwise agreed by us and the holder thereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.”

5.	Either (i) the holder is not acquiring or holding the New Securities or any interest therein with the assets of (A) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, (B) a “plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (C) any entity deemed under ERISA to hold “plan assets” of any of the foregoing by reason of an employee benefit plan or plan’s investment in such entity, or (D) a governmental plan, church plan or non-U.S. plan subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the foregoing provisions of ERISA or the Code (“Similar Law”); or (ii) the acquisition and holding of the New Securities or any interest therein (and the exchange of Existing Notes for New Securities) by the holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law, and none of us nor any of our affiliates has acted as the fiduciary of the holder in connection with the acquisition and holding of the New Securities (or the exchange of Existing Notes for New Securities).

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Service of Process and Enforcement of Judgments

The majority of our directors and officers reside outside the United States. Our business is based outside the United States, and a substantial portion of our assets, and all or a significant portion of the assets of our directors and officers, are located outside the United States in jurisdictions such as Ireland, Jamaica, Haiti and Trinidad and Tobago. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

Bermuda

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against DHL or its directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda Court as having jurisdiction over it or its directors and officers, as determined by reference to Bermuda conflict of law rules and the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud in proceedings contrary to natural justice and is not based on an error in Bermuda law. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda Court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda Court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against DHL or its directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda Court may, however, impose civil liability on DHL or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Bermuda Companies Act allows a Bermuda Court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and independent accountants against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and independent accountants against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Bermuda Court pursuant to Section 281 of the Bermuda Companies Act.

DHL’s bye-laws provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that it shall advance funds to its officers and directors for expenses incurred in their defense on condition to repay the funds if any allegation of fraud or dishonesty is proved. DHL’s bye-laws provide that its shareholders waive all claims or rights of action that they might have, individually or in right of DHL, against any of its directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits DHL to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not it may otherwise indemnify such officer or director.

DHL has purchased and maintains a directors’ and officers’ liability policy for such a purpose.

St. Lucia

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in St. Lucia under the Enforcement of Foreign Judgments Act Cap. 2.09 of the Revised Laws of St. Lucia, so as to be enforceable in St. Lucia in like manner as if it were a judgment of a St. Lucia court.

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The judgment will not be so registrable, because there is no reciprocity of treatment of judgments as between the United States and St. Lucia.

A final judgment made for a debt claim by a U.S. court will not be enforceable in St. Lucia unless a common law action based on the judgment is made in St. Lucia. In such a case, the cause of action must be the final judgment itself and the legal obligation imposed by that judgment and not the original cause of action recognized by the applicable U.S. court.

Ireland

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The Irish courts will not directly enforce a foreign judgment. Instead the judgment must be recognized before it can be enforced, which is done by obtaining an Irish judgment on foot of the United States judgment. The following requirements must be met before a foreign judgment will be deemed to be recognizable and enforceable in Ireland:

•	the judgment must be for a debt or definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

The Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. Irish courts have no jurisdiction to enforce directly or indirectly the penal revenue or other public laws of a foreign state. There is, therefore, some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

France

A judgment rendered by a court in the United States and ordering the payment of a sum of money based on civil liability would not be automatically enforceable in France. The reason is that there is no treaty between France and the United States providing for reciprocal enforcement of foreign judgments.

In the absence of international conventions facilitating the recognition and enforcement of judgments, foreign judgments (i.e. rendered by courts located outside the Member States of the European Union) can only be recognized and enforced by French courts, without re-examination or re-litigation of the matters adjudicated, through action for recognition (exequatur). This action must be brought before the competent French court and must evidence that the judgment satisfies several cumulative conditions, developed by French case law, which are:

•	that the judgment at issue was rendered by a court with jurisdiction over the matter;

•	that the judgment at issue is not tainted by fraud (fraude à la loi); and

•	that the judgment at issue is not contrary to French principles of public policy applicable internationally (ordre public international).

The procedure to obtain the exequatur of a foreign decision is adversarial.

Jamaica

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Jamaica. There is no treaty between Jamaica and the United States providing for the reciprocal enforcement of foreign judgments.

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To enforce a foreign judgment in Jamaica from a jurisdiction (country) with whom Jamaica has no reciprocal enforcement of judgment arrangements a suit has to be brought in Jamaica claiming the amount under the judgment as a debt where the foreign judgment would be evidence of the debt. Although no re-trial of the issues would be necessary, the suit claiming the debt based on a foreign judgment, can be defended on the grounds as discussed below and those legal issues arising on a defense would be determined by a Jamaican court.

The Jamaican court may exercise its right to refuse judgment in certain limited circumstances including if the foreign judgment was obtained by fraud, if the judgment violates Jamaican public policy and if the judgment was obtained in a manner which breached the principles of natural justice. Outside of those recognized grounds, a final and conclusive judgment of a foreign court of competent jurisdiction for a money debt is unimpeachable on the merits, whether for error of fact or law.

Haiti

A judgment based on civil liability rendered by a court in the United States would not be automatically enforceable in Haiti.

As a general rule, foreign judgments rendered by foreign courts of law are only enforceable in Haiti if there is a treaty between Haiti and the country in which the foreign judgment originates, providing for the recognition and enforcement of foreign judgments. There is currently no treaty between Haiti and the United States providing for the reciprocal recognition and enforcement of foreign court judgments. Furthermore, Haitian courts will have no jurisdiction to enforce directly or indirectly the penal or other public law of a foreign state.

A Haitian court can, however, impose civil liability on a Haitian guarantor or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Haitian law in a suit filed in Haitian court. There are limited instances under Haitian law where a piercing of the corporate veil can occur, holding directors personally liable for actions which they cause the company to take. These tend to be in the instance of egregious acts by a company’s directors or chief operating officer(s) (directeur général).

Even if a party to a US-based judgment had submitted itself to the jurisdiction of a U.S. court, enforcement of a judgment against it will not be obtained in Haiti as the exequatur will not be granted by a Haitian court. Note that the request for the exequatur has to be presented by the foreign judge through the Foreign Affairs Ministry of Haiti.

The presentation of a foreign judgment as a debt instrument (or as proof of a foreign debt) and the filing of a suit under Haitian law on that basis is also highly unlikely to succeed. Due to the rules governing the granting of an exequatur, which establishes the formal procedures for the recognition of a foreign court judgment to begin with, such recognition of the foreign court’s judgment as a debt obligation is highly unlikely. The exequatur procedures under Article 502 of the Civil Procedure Code will likely be deemed of public order, and even a contractual agreement by the local debtor recognizing any foreign judgment against it as a form a debt will very likely be deemed unenforceable as it would result in the violation of exequatur rules and procedures which maintain the public order.

It is however important to note that Haiti is party to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards. As such, and in accordance with article 975 of the Civil Procedure Code, arbitral awards, even when rendered abroad, are recognized in Haiti if this recognition is not manifestly contrary to international law and public order. The exequatur will be issued by order of the president of the civil court in whose jurisdiction the execution will be pursued.

Trinidad and Tobago

Final and conclusive judgments for the payment of a sum of money rendered by a U.S. federal or New York state court are not directly enforceable in Trinidad and Tobago by the High Court of Trinidad and Tobago. However, an action may be brought in the High Court of Trinidad and Tobago to obtain a judgment of the High Court of Trinidad and Tobago on a final and conclusive judgment for the payment of a sum of money rendered by a U.S. federal or New York state court. In an action brought to enforce a judgment, the High Court of Trinidad and Tobago will recognize and enforce a final and conclusive judgment rendered by a U.S. federal or New York state court under common law principles applied by such court, provided, among other conditions, that:

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•	the original U.S. federal or New York state court was a court of competent jurisdiction according to the rules of conflict of laws applied by the High Court of Trinidad and Tobago (this includes where the defendant enters into an agreement to submit the dispute to the jurisdiction of the foreign courts);

•	the U.S. judgment is not impeachable on the grounds that it was obtained by fraud, that its recognition or enforcement would be contrary to Trinidad and Tobago principles of public policy, or that it was obtained in proceedings which were contrary to “natural justice,” as such term would be interpreted and applied by a Trinidad and Tobago Court;

•	the U.S. judgment is for a definite sum of money (other than a sum payable in respect of taxes or penalties) and finally and conclusively determines the rights and liabilities of the parties and has not been satisfied; and

•	the U.S. judgment was obtained as a consequence of an in personam action.

Cayman Islands

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against DHL or any guarantors judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against DHL or any guarantors predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The disclosure in this section is not based on the opinion of any counsel.

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Certain Insolvency Law and Local Law Limitations

The following is an overview of certain insolvency considerations and limitations on the validity and enforceability of the New Securities in Bermuda. The descriptions below are only a summary and do not purport to be complete or to discuss all of the considerations or limitations that may affect the validity and enforceability of the New Securities.

Bermuda

DHL is a Bermuda company and subject to Bermuda laws. Bermuda is a self-governing overseas territory of the United Kingdom. Bermuda’s legal system is based upon the English legal system. Bermuda has its own legislature, which enacts legislation for Bermuda. In addition, certain U.K. legislation is extended to Bermuda by the U.K. legislature and is effective in Bermuda.

Where issues of common law in Bermuda have not been expressly considered by the Bermuda courts, the Bermuda courts often find assistance in the consideration of such issues in reasoned judgments of the English courts, as well as the courts of other common law jurisdictions, where appropriate. The Judicial Committee of the Privy Council sitting in London is the highest appellate court for Bermuda and decisions of that Committee are formally binding upon Bermuda courts.

Bermuda’s insolvency regime is generally premised upon the concept of pari passu distribution of assets amongst the creditors of the insolvent company. An insolvent Bermuda company may be the subject in Bermuda of liquidation proceedings. In the context of insolvency, the other proceedings that may be used in Bermuda are a scheme of arrangement or receivership, but these are not exclusive to insolvency.

There are two types of insolvent liquidations in Bermuda: voluntary and compulsory. The former is commenced by the company itself, while the latter is commenced by way of a petition presented to the Bermuda Court by the company, its creditors or shareholders upon which the court is asked to make a winding-up order. There are a number of circumstances provided for in Section 161 of the Bermuda Companies Act in which a Bermuda company may be wound up by the court, the most common of which is when the company is unable to pay its debts.

In the case of the company’s inability to pay its debts, the petition can be presented by either the company or a creditor or a shareholder of the company. For this purpose, “creditor” includes a contingent or prospective creditor. Pursuant to the Bermuda Companies Act, a company will be deemed to be unable to pay its debts if:

(a)	a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding five hundred dollars then due, has served on the company, by leaving it at the registered office of the company, a demand requiring the company to pay the sum so due and the company has for three weeks thereafter neglected to pay the sum or to secure or compound for it to the reasonable satisfaction of the creditor;

(b)	the execution or other process issued on a judgment, decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(c)	it is proved to the satisfaction of the Bermuda Court that the company is unable to pay its debts. In determining whether a company is unable to pay its debts, the court will take into account the contingent and prospective liabilities of the company.

Upon the appointment of a liquidator, the rights and duties of the directors of an insolvent Bermuda company will, subject to any order of the Bermuda Court to the contrary, cease. The liquidator is required to collect in the assets and after payment of secured creditors distribute them pari passu amongst unsecured creditors.

There are no bankruptcy treaties in force under the laws of Bermuda.

Under Bermuda law, certain transactions may be set aside or otherwise be varied or amended by order of a Bermuda Court when an insolvent Bermuda company goes into liquidation. This occurs where an impugned transaction is a fraudulent preference or a transaction that constitutes a fraud on creditors or, under certain circumstances, a floating charge.

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Section 237 of the Bermuda Companies Act provides that certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under section 36C of the Conveyancing Act 1983 of Bermuda, which can apply whether or not a company has gone into liquidation, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of that disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against him; and (ii) where the person seeking to void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor or they were a person whom the Bermuda Court is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under this section.

Under Section 166 of the Bermuda Companies Act, in a winding-up by the court, any disposition of the property of a Bermuda company, and any transfer of shares, or alteration in the status of the members of the company, made after the commencement of the winding-up shall, unless the court orders otherwise, be void.

Under Section 246 of the Bermuda Companies Act, if in the course of the winding-up of a company it appears that any business of the company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the court may declare that any persons who were knowingly parties to the carrying on of the business in such manner shall be personally responsible, without any limitation of liability, for all or any of the debts or other liability of the company as the court may direct.

Under Section 239 of the Bermuda Companies Act, a floating charge on the undertaking or property of a company created within 12 months of the commencement of the winding-up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge.

Set-off of debts is permissible upon the commencement of winding-up of an insolvent Bermuda company, but only in respect of mutual dealings subsisting at the commencement of winding-up. If there is a net balance after the set-off, such sums may be claimed in the liquidation.

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Incorporation of Certain Documents by Reference

The Company is not subject to the reporting requirements of the Exchange Act. However, it provides annual and quarterly financial statements to the Trustee and posts such reports to a secured website and makes them available to Eligible Holders upon request.

Rather than include some of the information included in the Company’s annual and quarterly reports, as well as certain other relevant information, we are incorporating this information by reference, which means that we are disclosing important information to you by referring you to another document posted on the Company’s Intralinks website. The following documents contain important information about the Company and we incorporate them herein by reference:

•	Annual financial statements and corresponding narrative of the Company as of and for the years ended March 31, 2023 and 2022, posted on the Company’s Intralinks website and

•	The Restructuring Support Agreement, posted on the Company’s Intralinks website on June 27, 2023.

We also incorporate by reference any financial statements and corresponding narratives of the Company, as well as any amendments to the Restructuring Support Agreement, posted on the Company’s Intralinks website on or after the date of this offering memorandum and prior to the Expiration Date.

Any statement contained in a document incorporated by reference into this offering memorandum shall be considered to be modified or superseded for purposes of this offering memorandum to the extent that a statement contained in this offering memorandum or in any subsequently posted document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this offering memorandum.

You can obtain the documents incorporated by reference into this offering memorandum from www.intralinks.com

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Legal Matters

Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York as to matters of New York and United States law, and by Conyers Dill & Pearman Limited, Hamilton, Bermuda, our special Bermuda counsel, as to matters of Bermuda law.

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Independent Accountants

The consolidated financial statements of Digicel International Finance Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this offering memorandum have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

The consolidated financial statements of Digicel Limited and its subsidiaries as of March 31, 2023 and 2022 and for the years then ended included in this offering memorandum have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

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Exhibit A—Nominee Instruction Form

AGENT/ ATTORNEY-IN-FACT AND PROXY NOMINEE INSTRUCTION FORM

CUSIP NUMBERS: 25381XAC7 (144A) / G2770MAC2 (Reg S)

ISIN NUMBERS: US25381XAC74 (144A) / USG2770MAC22 (Reg S)

Must be completed and submitted by the DTC Participant by 5:00 p.m. New York City Time on the business day following the Expiration Date.

As detailed in the offering memorandum and consent solicitation statement dated August 21, 2023 (as the same may be amended or supplemented, the “offering memorandum”), by tendering its Existing Notes (defined herein) via ATOP, a holder of Existing Notes who is an Eligible Holder automatically and unconditionally delivers instructions for Epiq Corporate Restructuring, LLC (or its designee or affiliate) (the “Tender Agent” and the “Information Agent”), effective immediately, to act as its true and lawful agent, attorney-in-fact and proxy with respect to the tendered Existing Notes indicated below solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such delivered Existing Notes) of a Scheme with respect to the principal amount of Existing Notes delivered via ATOP, providing substantially the same or better economic terms (as determined by the Information Agent and the Tender Agent in its discretion acting in good faith) to the Existing Notes than those terms set forth in the offering memorandum (the “Instructions”); provided, however, that any such Instructions granted by a holder of Existing Notes that is a part to the RSA shall automatically be deemed to be revoked upon the termination of the RSA. Capitalized terms used and not defined herein shall have the meanings given to them in the offering memorandum. As required by the offering memorandum, such Instructions must be automatically delivered to the Information and the Tender Agent by the Nominee of the tendering Eligible Holder using this Nominee Instruction Form. For the avoidance of doubt, in connection with the tender of Existing Notes via ATOP by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s Nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes via ATOP to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Instructions (as defined above and in the offering memorandum) are hereby relayed to the Information and the Tender Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Instruction shall automatically be deemed to be revoked in the event the corresponding tender of Existing Notes via ATOP is validly withdrawn:

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(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Information and the Tender Agent at the email address set forth below by 5:00 p.m., New York City Time on the business day following the Expiration Date:

Email to: Tabulation@epiqglobal.com (with a reference to “Digicel Nominee Instruction Form” in the subject line).

DTC Participant Name: _____________________________ DTC Participant Number: ______________

Contact Name: _____________________________________ Telephone: _________________________

Contact Email Address: ________________________________________________________________

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Exhibit B—Equity Registration Form

EQUITY REGISTRATION FORM

For use by Eligible Holders in respect of
8.0% Subordinated Notes due 2026 (the “Existing Notes”)
co-issued by
DIGICEL INTERMEDIATE HOLDINGS LIMITED (“DIHL”)
and
DIGICEL INTERNATIONAL FINANCE LIMITED (“DIFL”)
ISIN: US25381XAC74 (144A) / USG2770MAC22 (Reg S)
CUSIP: 25381XAC7 (144A) / G2770MAC2 (Reg S)

As set forth in the offering memorandum and consent solicitation statement (as amended from time to time, the “offering memorandum”) dated as of August 21, 2023 to which this Equity Registration Form (the “Form”) is attached, we are offering to exchange any and all of the Existing Notes, validly tendered (and not validly withdrawn) (the “Exchange Offer”) and accepted for exchange by us for common shares to be issued by Digicel Holdings (Bermuda) Limited (“DHL”) (the “DHL Common Shares”), as described in the offering memorandum. In addition, DHL is offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for DHL Common Shares and convertible preferred shares (the “Exit Preferred Shares” and together with DHL Common Shares, the “New Securities”), each to be issued by DHL.

Capitalized terms used but not defined herein shall have the meanings given to them in the offering memorandum.

If 75% of the outstanding principal amount of Existing Notes are tendered in the Exchange Offer, then the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes. If the Existing Notes Issuers commence the Scheme and are successful in effecting the Scheme in accordance with its terms, all Existing Notes will be exchanged for DHL Common Shares, which will be issued in registered form promptly after all conditions to the distribution of consideration under the Scheme are satisfied. The completion of this Form is necessary to receive the DHL Common Shares and, to the extent Eligible Holders subscribe therefor, the Exit Preferred Shares, regardless of whether any New Securities are issued upon consummation of the Exchange Offer or the Scheme.

Eligible Holders of the Existing Notes are required to complete Part 1 of this Form in order to receive their relevant New Securities in the Exchange Offer or the Scheme, as applicable. In addition, an Eligible Holder that, together with its affiliates and controlling persons, will own 10% of the voting rights attaching to the or more of the outstanding New Securities after consummation of the Exchange Offer or the Scheme, as applicable, must satisfy the Beneficial Ownership Condition (as defined below) in order to receive its New Securities.

This is NOT a letter of transmittal. Eligible Holders should tender their Existing Notes in the Exchange Offer following the procedures described in the offering memorandum.

ELIGIBLE HOLDERS ENTITLED TO ANY NEW SECURITIES PURSUANT TO THE EXCHANGE OFFER OR THE SCHEME, AS APPLICABLE, WHO DO NOT SUBMIT A VALID FORM WILL NOT RECEIVE THE NEW SECURITIES TO WHICH THEY ARE ENTITLED.

Until a valid Form is received, an Eligible Holder’s New Securities will be held in the Holding Trust by a holding trustee. This Holding Trust will terminate 18 months after the Settlement Date (subject to any extension of the Holding Trust at the sole discretion of DHL). Upon termination of the Holding Trust, an Eligible Holder that has not yet submitted a valid Form (or has not submitted an alternative notification deemed to be acceptable in the sole discretion of DHL) will no longer be entitled to any New Securities, and such securities will revert to DHL. Eligible

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Holders should therefore complete and submit this Form online as soon as practicable in accordance with the directions below.1

SPECIAL NOTICE TO THOSE ELIGIBLE HOLDERS WHO WILL HOLD 10% OR MORE OF THE VOTING RIGHTS ATTACHING TO THE NEW SECURITIES

Under Bermuda law, an Eligible Holder who (together with its affiliates and controlling persons) would, assuming the consummation of the Reorganization Transactions, own or control 10% or more of the voting rights attaching to the New Securities is required to provide “know-your-customer”/customer due diligence information to satisfy the anti-money-laundering obligations imposed by the Bermuda Governmental Authorities (“KYC Requirements”). This is referred to as the “Beneficial Ownership Condition” and is satisfied by the Eligible Holder providing the necessary information to Conyers Corporate Services (Bermuda) Limited.

The anticipated share capital of DHL upon closing of the Reorganization Transactions is expected to be allocated between 42.4 million DHL Common Shares with 69.75% of the voting rights and 1.2 million Exit Preferred Shares with 30.25% of the voting rights on an as-converted basis, assuming all shares of DHL Common Shares and Exit Preferred Shares are comprised of Voting DHL Common Shares and Exit Preferred Shares, respectively.

Eligible Holders who are subject to the Beneficial Ownership Condition should refer to Part 2 of this Form, which summarizes the materials that will need to be submitted in respect of the entity that is nominated as their registered holder of the New Securities in Part 1 of this Form. It should be noted that KYC Requirements may vary depending upon a particular holding structure and that the submission of the materials indicated in Part 2 of this Form may not automatically lead to the satisfaction of the Beneficial Ownership Condition. Conyers Corporate (Services) Limited reserves the right to require additional information that in its discretion is necessary to satisfy the Beneficial Ownership Condition. DHL’s counsel will assist any Eligible Holder subject to the Beneficial Ownership Condition in satisfying the Beneficial Ownership Condition. Such holders should separately submit their KYC Requirements as soon as practicable to digicel.equity@conyers.com with a copy of the completed Form.

1 Only electronic submission will be accepted.

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PART 1

DETAIL OF HOLDINGS

Existing Notes

Name of Eligible Holder:

Principal value of Existing Notes Held:	$

ATOP VOI Number(s):[2]

REGISTERED HOLDER FOR DHL COMMON SHARES

Name of Registered Holder:

Address of Registered Holder:

Contact Email for Service of Notices:

2 Eligible Holders who are participating in the Exchange Offer should request the VOI Number(s) from the bank or brokerage firm that tendered their Notes.

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REGISTERED HOLDER FOR EXIT PREFERRED SHARES (ONLY APPLICABLE IF THE ELIGIBLE HOLDER SUBSCRIBED FOR THE EXIT PREFERRED SHARES BY ELECTING OPTION 1 OR OPTION 2)

Name of Registered Holder:

Address of Registered Holder:

Contact Email for Service of Notices:

Representations and Warranties: By submitting this Form, you are deemed to make the representations and warranties that follow on behalf of the Eligible Holder identified above.

Directions for Submitting this Form: Please submit this Form by following the link at https://epiqworkflow.com/cases/DIFLRegister. Questions regarding the submission of this Form may be directed to Tabulation@epiqglobal.com (please include “DIFL Registration” in the subject line).

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REPRESENTATIONS AND WARRANTIES

Each Eligible Holder that submits, delivers or procures the delivery of this Form represents, warrants and undertakes to each of Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, Conyers Corporate Services (Bermuda) Limited (in its capacity as corporate secretary to DHL), and the Information Agent that:

1.	all information provided on this Form or in connection with this Form is true, accurate and correct in all material respects.

2.	it is lawful for the Eligible Holder to participate in the Exchange Offer or the Scheme, as applicable, and for the Eligible Holder or its designated registered holder to receive the New Securities and such receipt is not prohibited under the laws or regulations of any jurisdiction applicable to the Eligible Holder or its designated registered holder, and the Eligible Holder or its designated registered holder’s acceptance of the New Securities would not, or would not be likely to result in DHL, DIHL or DIFL being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where such Eligible Holder or its designated registered holder is a citizen or subject to the laws of or in which the Eligible Holder or its designated registered holder is domiciled or resident;

3.	it is assuming all of the risks inherent participating in the Exchange Offer or the Scheme, as applicable, and receiving the New Securities and has undertaken all the appropriate analysis of the implications thereof without relying on DHL, DIHL, DIFL or the Information Agent;

4.	the Existing Notes are held by it (directly or indirectly) or on its behalf via DTC, and that the Eligible Holder will use all reasonable endeavours to ensure that such notes will continue to be so held up to and including the Settlement Date;

5.	by instructing DTC, it will be deemed to have authorized DTC to provide details concerning its identity, the Existing Notes which are the subject of this Form delivered on its behalf and its applicable account details to the relevant Company and the Information Agent and their respective legal and financial advisers at the time this Form is submitted;

6.	neither the Information Agent, Conyers Corporate Services (Bermuda) Limited nor any of their respective affiliates, directors, officers or employees has made any recommendation to that Eligible Holder, and that it has made its own decision with regard to tendering based on any legal, tax or financial advice that it has deemed necessary to seek;

7.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall be binding on the successors and assigns of that Eligible Holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that Eligible Holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that Eligible Holder; and

8.	no information has been provided to it by DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited the Information Agent or any of their respective affiliates, directors, officers, advisers or employees with regard to the tax consequences to that Eligible Holder, and that it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of tendering its Existing Notes in the Exchange Offer and receiving the New Securities in the Exchange Offer or the Scheme, as applicable, and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited, the Information Agent or any of their respective affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments).

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KYC Requirements –
Digicel Equity Registration Form

CONYERS

conyers.com

© Conyers 2020. This Slide Presentation Contains Proprietary and/or Confidential Information. conyers.com KYC Requirements – Digicel Equity Registration Form

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© Conyers 2020. Confidential. Outline Requirements • For each proposed registered holder of DHL equity please provide: • Structure chart showing (1) Digicel Holdings (Bermuda) Limited (“ DHL ”) ; (2) your proposed Registered Holder (a “ Holder ”) of DHL (and its approximately DHL equity ownership); (3) all owners of the Holder that would on a “look through” basis beneficially own 10% or more of DHL. • i.e. if a Holder is the direct registered owner of 25% of DHL, then a shareholder/owner of a Holder is only required to be shown on a structure chart if such shareholder/owner is the owner of more than 40% (0.1/0.25) of the Holder. • Each entity on the structure chart (other than DHL) must submit CDD documents as specified on the following pages, depending upon whether that entity is a corporation, partnership, individual etc. • Bermuda law requires a “warm body” to be identified even where there is no individual owning more than 10%. In these cases (i.e. where a Holder and its shareholders have no individuals that ultimately own 10% or more of DHL on a “look through basis”), then a senior manager/director should be identified in an upper tier entity, and the CDD submitted for this senior manager/director as if they were an “individual verification subject”. 2

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Table of Contents Click on headings below to view each page Example Structure Chart for CDD Collection Publicly Listed AML/ATF Regulated Financial Institution Individual Verification Subjects Company Partnership Trust Foundation State / Government Owned Enterprise Certification Requirements (Structure Charts) Certification Requirements (Other CDD) 3

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company NOT ultimately owned by a Publicly Listed Entity or AML/ATF Regulated Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 Digicel Holdings (Bermuda) Limited Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 3 (Individual) Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required 15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15) Specific CDD Required 20% 30% 50% (15% via indirect ownership of the shareholding) 50% (15% via indirect ownership of the shareholding) 50% 100% 20% ( 10% via indirect ownership of the shareholding) 20% ( 10% via indirect ownership of the shareholding) 60% ( 30 % via indirect ownership of the shareholding) *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. Individual UBO 10% or more 4

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by a Publicly Listed Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Entity Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Entity Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner – Publically Listed Entity ( Simplified Due Diligence may be applicable – refer to Publicly Listed Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required 100% 100% 100% * Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 5

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by an AML/ATF regulated entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Registered Shareholder 3 (Individual) ( Name and Address via Application Form ) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (AML/ATF Regulated Entity) ( Simplified Due Diligence may be applicable if Low /Medium risk – refer to AML/ATF RFI Slide ) Collect CDD CDD Not Required LEGEND Specific CDD Required Percentage of ownership should be clearly labeled Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) (Name, Address and Certificate of Compliance / Good Standing) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). (CEO or equivalent can be from Immediate Shareholder or Proposed Bermuda Client) 100% 100% 10% 5% 85% 100% 100% *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 6

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7 Publicly Listed Or Majority Owned Subsidiaries – i.e. greater than 50% voting rights Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Whether and where listed on a Stock Exchange Evidence of listing (Proof of listing from respective Stock Exchange) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business AND Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website MAJORITY OWNED SUBSIDIARIES OF LISTED PUBLICLY COMPANIES - IN ADDITION TO THE ABOVE Evidence of Current Existence Audited Annual Report OR Registry Search OR Certificate of Good Standing Evidence of Ownership by Public Company Organizational/Structure Chart OR Audited Annual Report OR Open Source Intelligence Research (e.g. MarketScreener)

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8 AML/ATF Regulated Financial Institutions (Unlisted) Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website Examples of AML/ATF Regulated Financial Institutions (Unlisted): • Entities regulated by the U.S. Securities & Exchange Commission https://adviserinfo.sec.gov / • Entities regulated by the U.K. Financial Conduct Authority https://register.fca.org.uk/s /

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9 Individual Verification Subjects: Regulatory Requirement Customer Due Diligence (CDD) Documentation to be collected (should be certified if provided by the client) Proof of Identification (Full Name, Date of Birth and Photograph) (Must also contain Date of Issue and Expiry) Passport OR National Identity Card Proof of Address (PO Box Addresses are not accepted). Utility Bill (within last 6 months) OR Bank Statement (within last 6 months) OR Credit Card Statement (within last 6 months) OR Cell Phone Bill (within last 6 months) Personal Declaration Form (PD) To be completed by all individual verification subjects Please note that Personal Declaration Forms are only valid for three (3) years Source of Wealth Declaration (Applicable only to UBOs / Asset Contributors / Settlors) Completed Source of Wealth Declaration should be provided

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10 Company (Immediate Shareholder / UBO) with a 10% or more interest in proposed Bermuda Company Not Publicly Listed or Regulated Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect on direct/indirect shareholder(s) of the proposed Bermuda Company or intermediaries with a 10% or more interest (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Certificate of Incorporation / Formation / Registration or equivalent OR Memorandum of Association OR Bye - Laws / Articles of Association Date and Place of Incorporation, Registration or Establishment Certificate of Incorporation / Registration / Formation Registered Office Address (and Mailing Address if different) Articles of Association / Bye - Laws OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) OR Notice of Registered Office (Form 13) (applicable to Bermuda companies only) Address of the Principal Place of Business Registration Document OR Confirmation in writing from client; (letter or e - mail) OR Open Source Intelligence Research (i.e. Bloomberg, Reuters or Company Website) Official Identification Number (if applicable) Certificate of Incorporation / Formation / Registration or equivalent OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) Legal Form, Nature and Purpose Certificate of Incorporation (to show Legal Form) AND Certificate of Good Standing / Compliance / Registry Search showing that the Company is active AND Memorandum of Association OR Bye - Laws / Articles of Association OR Information from client on nature and purpose of its business Control and Ownership Organizational Structure Chart (must include all UBOs (Individual / Entity) holding a 10% or more (direct or indirect) interest in Bermuda company; and must include the proposed Bermuda Company name; its shareholder(s) and percentages of ownership; Register of Directors and Officers (can be obtained from Company website and/or Audited Annual Report where applicable) AND Register of Members (Share Registry) (can be obtained from Company website and/or Audited Annual Report where applicable) Individual CDD of the CEO / or equivalent (if not the Individual UBO) AND Individual CDD on Individual UBO (with an interest of 10% or more (direct or indirect)) Nature of Business Information from client on nature and purpose of its business

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11 Partnership Shareholder / UBO – 10% or more interest in proposed Bermuda company Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Partnership Agreement OR Extract of Partnership Agreement (Extract should reflect: (i) formation details; (ii) identification of owners / controllers / partners; and (iii) nature / purpose of business) Date and Place of Formation/Registration Extract of Partnership Agreement OR Certificate of Formation / Registration Registered Office Address (and Mailing Address if different) Extract of Partnership Agreement; Partnership Certificate OR Registry Search (from an official Government Source i.e. UK Companies House) Address of the Principal Place of Business Extract of Partnership Agreement, OR Written confirmation from client (i.e. letter or e - mail) Official Identification Number (if applicable) Certificate of Registration or equivalent Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of Regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) i.e name of Stock Exchange and Ticker symbol Legal Form, Nature and Purpose Extract of Partnership Agreement (legal form or type of Partnership) AND Certificate of Good Standing / Compliance (High Risk jurisdictions only) / Registry Search showing that the Partnership is active Control and Ownership Organizational / Structure Chart - should include UBOs (Individual / Entity) along with percentage of partnership interest AND Documentation confirming the appointment of GP (Individual or Legal Entity) and LP (along with percentage of partnership interest) AND CDD on General Partner and any Limited Partners, having a 10% interest or more in proposed Bermuda Company Nature of Business Information from client on nature and purpose of its business (i.e. Partnership Agreement)

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12 T rust Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name AND Date and Place of Incorporation, Registration or Establishment AND Legal Form, Nature and Purpose Trust Deed OR Extract of Trust Deed (Extract should reflect: (i) Type of Trust; (ii) Date of Trust; (iii) Governing Law and (iv) Full Names of the people involved in the Control and Ownership of the Trust) Registered Office Address (and Mailing Address if different) Written confirmation from client of the Trading Address of Trustees Control and Ownership (for Purposes Trusts, apply as applicable) (for Discretionary Trusts, apply as applicable) Trustees Document confirming appointment of Trustees (Individual / Corporate) Corporate - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] AND Settlor Corporate – Source of Funds and CDD documents as per Companies Slide (unless Publicly Listed / Regulated - refer to respective slides) Individuals (CDD not required if deceased other than certified copy of Death Certificate) [Refer to Individual Slide]. A completed Source of Funds and Source of Wealth documentation is also required AND Protector / Enforcer Corporate – CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] Beneficiary Identification of the percentage of ownership Corporate (including charities) - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individual (Applicable if vested and/or benefited) [Refer to Individual Slide] AND Nature of Business Extract of Trust Deed OR Trust Deed OR Information from client on nature and purpose of the trust business

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13 Foun d at i on Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Foundation Charter OR Articles of Foundation Date and Place of Incorporation, Registration or Establishment Foundation Charter OR Certificate of Registration (if applicable) Registered Office Address (and Mailing Address if different) Foundation Charter Address of the Principal Place of Business Written confirmation from client (i.e. letter or e - mail) of address of Secretary or Council of Members Legal Form, Nature and Purpose Foundation Charter Control and Ownership Founder / Member Written confirmation of business and Source of Wealth of Founder / Member (if applicable) AND Board of Directors / Foundation Board – for large well known foundations this may be obtained from Open Source Intelligence Research For smaller foundations – Individual CDD on the controllers AND Beneficiary – Individual CDD on beneficiaries, including percentage of beneficial ownership (if applicable) Nature of Business Foundation Charter OR Articles of Foundation OR Open Source Intelligence Research

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14 State / Government Owned Enterprise i.e. Sovereign Wealth Fund or State / Government Owned Pension Plans Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Legal Form, Nature and Purpose (To identify type of entity) Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND Act of Parliament or Decree or other constitutional documentation establishing the entity (if not stated in the Audited Annual Report) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND CEO or Equivalent – via the Audited Annual Report or Company website Authorized Signatory List (if different from the CEO or equivalent) Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website)

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15 Certification Requirements (Suggested Language) Structure Charts The attached structure chart is certified as a true and complete representation of the ownership and control structure of [entity name]. Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding (10% or more) at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English.

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16 Certification Requirements (Suggested Language) Other CDD Documents I, [ full name of certifying individual ], a duly qualified [ professional capacity ] hereby certify that I have seen and compared this copy with the original [ document description ] and confirm it is a true, complete and accurate copy Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English.

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Exhibit C—Financial Statements

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Digicel International Finance Limited

Financial Statements

31 March 2023

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Report of Independent Auditors

To the Management and the Board of Directors of Digicel International Finance Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel International Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of 31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive loss, of changes in deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include

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examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

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		2023	2022
	Note	$’000	$’000
Revenue	6	1,763,568	1,779,958
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(390,591)	(418,361)
Other operating expenses	10	(449,782)	(424,734)
Staff costs	11	(284,440)	(264,336)
Change in impairment of amounts due from parent company	7	25,509	(178,730)
Other income	10	110,420	-
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(614,845)	(348,684)
Operating Profit		159,839	145,113
Finance income	8	369	225
Finance costs	8	(302,142)	(273,132)
Change in financial guarantee liability	22	125,792	(1,143)
Share of (loss)/profit of associates and joint venture	15	(41)	1,456
Loss before Taxation		(16,183)	(127,481)
Taxation	12	(57,614)	(81,594)
Net Loss		(73,797)	(209,075)
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(29,559)	(83,659)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefits obligation		543	1,629
Total Comprehensive Loss		(102,813)	(291,105)
Net (Loss)/Profit attributable to:
Owners of the parent		(81,733)	(215,923)
Non-controlling interests		7,936	6,848
		(73,797)	(209,075)
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(109,757)	(297,953)
Non-controlling interests		6,944	6,848
		(102,813)	(291,105)

The accompanying notes are an integral part of these consolidated financial statements.

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		2023	2022
ASSETS	Note	$’000	$’000
Non-Current Assets
Intangible assets	13	489,563	402,758
Property, plant and equipment	14	1,381,476	1,434,133
Investments in associates and joint venture	15	7,811	8,652
Other investments		150	401
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	22,021	5,621
		1,983,569	1,950,888
Current Assets
Accounts receivable and prepayments	17	319,598	286,849
Inventories		25,434	20,404
Restricted deposits	18	6,388	2,953
Cash and cash equivalents	18	159,226	165,365
		510,646	475,571
Total Assets		2,494,215	2,426,459

The accompanying notes are an integral part of these consolidated financial statements.

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		2023	2022
LIABILITIES AND EQUITY	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,247,709	3,182,860
Deferred taxation	20	47,577	28,010
Provisions	24	52,168	243,315
Other long term liabilities	23	19,747	46,068
		3,367,201	3,500,253
Current Liabilities
Trade and other payables	21	445,029	394,332
Provisions	24	53,073	1,638
Taxation payable		100,289	35,666
Long term loans and leases - current portion	19	114,726	111,818
Financial guarantee	22	-	125,792
		713,117	669,246
Total Liabilities		4,080,318	4,169,499
Equity/(Deficit)

Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	25	10,000	10,000
Equity compensation reserve		114,639	114,639
Foreign exchange translation reserve		(463,944)	(694,536)
Accumulated deficit		(1,298,042)	(1,219,854)
		(1,637,347)	(1,789,751)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(1,586,103)	(1,743,040)
Total Liabilities and Deficit		2,494,215	2,426,459

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	John Townsend	Director

The accompanying notes are an integral part of these consolidated financial statements.

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	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Surplus /(Deficit) $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2021	10,000	114,639	(610,877)	(1,004,463)	(1,490,701)	44,489	(1,446,212)
Net (loss)/profit for the year	-	-	-	(215,923)	(215,923)	6,848	(209,075)
Other comprehensive (loss)/income	-	-	(83,659)	1,629	(82,030)	-	(82,030)
Total comprehensive (loss)/income	-	-	(83,659)	(214,294)	(297,953)	6,848	(291,105)
Dividends to non-controlling interests	-	-	-	-	-	(5,179)	(5,179)
Acquisition of non-controlling interest (Note 26)	-	-	-	(1,097)	(1,097)	553	(544)
Balance at 31 March 2022	10,000	114,639	(694,536)	(1,219,854)	(1,789,751)	46,711	(1,743,040)
Application of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated 1 April 2022	10,000	114,639	(435,377)	(1,219,854)	(1,530,592)	46,711	(1,483,881)
Net (loss)/profit for the year	-	-	-	(81,733)	(81,733)	7,936	(73,797)
Other comprehensive (loss)/income	-	-	(28,567)	543	(28,024)	(992)	(29,016)
Total comprehensive (loss)/income	-	-	(28,567)	(81,190)	(109,757)	6,944	(102,813)
Dividends to non-controlling interests	-	-	-	-	-	(2,525)	(2,525)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Balance at 31 March 2023	10,000	114,639	(463,944)	(1,298,042)	(1,637,347)	51,244	(1,586,103)

The accompanying notes are an integral part of these consolidated financial statements.

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		2023	2022
	Note	$’000	$’000
Cash Flows from Operating Activities
Net loss		(73,797)	(209,075)
Adjustments for:
Income tax expense	12	57,614	81,594
Amortisation of intangible assets	13	57,278	52,037
Depreciation	14	283,926	267,686
Impairment of property, plant and equipment	14	146,999	24,562
Impairment of intangible assets	13	126,642	4,399
Impairment of amounts due from parent companies	7	(25,509)	178,730
Share of profit of associate and joint venture	15	41	(1,456)
Change in financial guarantee liability	22	(125,792)	1,143
Finance income	8	(369)	(225)
Finance costs	8	302,142	273,132
Other income	10	(110,420)	-
Employee profit share scheme	11	19,151	3,408
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241
Change in operating assets and liabilities:
Accounts receivable and prepayments		882	(135,580)
Inventories		(5,039)	1,154
Trade and other payables		8,010	(16,063)
Provisions		2,715	1,334
Cash generated from operations		661,489	530,021
Taxation paid		(64,985)	(91,079)
Interest paid		(254,015)	(225,856)
Interest received		375	225
Net cash provided by operating activities		342,864	213,311

The accompanying notes are an integral part of these consolidated financial statement

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		2023	2022
	Note	$’000	$’000
Net Cash Provided by Operating Activities		342,864	213,311
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,674)	(231,494)
Purchase of intangible assets		(27,924)	(42,453)
Proceeds from sale of property, plant and equipment		6,671	101
Proceeds from repayment of investment loans	15	1,000	1,000
Acquisition of subsidiary, net of cash		-	(1,354)
Proceeds from partial disposal of subsidiary		4,069	-
Net cash used in investing activities		(243,858)	(274,200)
Cash Flows from Financing Activities
Principal element of leases	19	(36,644)	(26,914)
Long term loans and licence related debt repaid	19	(38,331)	(36,083)
Financing fees paid during the year		(2,021)	(629)
Other payments made to non-controlling interests		(2,973)	-
Dividends paid to non-controlling interests		(2,525)	(6,725)
Deposits held in escrow and restricted accounts		(21,887)	(823)
Net cash used in financing activities		(104,381)	(71,174)
Net decrease in cash and cash equivalents		(5,375)	(132,063)
Cash and cash equivalents at beginning of year		165,365	302,530
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,102)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	159,226	165,365

Supplemental disclosure of Non-Cash Investing Activities
Payables for additions to property, plant and equipment		94,443	79,306

The accompanying notes are an integral part of these consolidated financial statements.

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1.	Identification and Activities

Digicel International Finance Limited (“DIFL” or “the Company”), an International Business Company (IBC) incorporated in St. Lucia on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, Bonaire, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 1st Floor Financial Centre, Bridge St. Castries, St. Lucia. At 31 March 2020, the immediate parent company was Digicel Holdings (Bermuda) Limited (“DHBL”).

On 24 June 2020, DHBL transferred all of its assets including ownership of DIFL to Digicel Intermediate Holdings Limited (“DIHL”), a wholly owned subsidiary of DHBL. DIFL is controlled by Digicel Intermediate Holdings Limited (DIHL). The ultimate parent company at 31 March 2023 and 31 March 2022 is Digicel Group Holdings Limited (“DGHL”). Both the parent and ultimate parent company are incorporated in Bermuda.

A list of the Company’s material subsidiaries is set out in Note 4 to the financial statements. The controlling shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

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2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

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2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year.

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

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2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The Company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

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2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

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2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive loss.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

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2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive loss; its share of post-acquisition movements in other comprehensive loss is recognised in other comprehensive loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l)(iv).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive loss.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in St. Lucia and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

A-5-178

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive loss within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive loss.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive loss. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

A-5-179

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive income/(loss) within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income/(loss) because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

A-5-180

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results, partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

A-5-181

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

A-5-182

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

A-5-183

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive loss

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

A-5-184

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years
Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive loss. The Group has no indefinite life assets other than goodwill.

A-5-185

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

A-5-186

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third-party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

A-5-187

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

A-5-188

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

A-5-189

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive loss. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

A-5-190

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive loss for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

(n)	Customer loyalty scheme

The Group operates a customer loyalty scheme in which subscribers accumulate points based on services used which can be redeemed for airtime or to purchase handsets from authorised dealers. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognised as a contract liability until the points are redeemed. Revenue is recognised upon redemption of products by the customer. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a periodic basis and any adjustments to the contract liability balance are charged against revenue.

A-5-191

2.	Summary of Significant Accounting Policies (Continued)

(o)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive loss.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(p)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

A-5-192

2.	Summary of Significant Accounting Policies (Continued)

(q)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(t)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

A-5-193

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposal calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13.

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

A-5-194

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

A-5-195

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

A-5-196

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of our reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, which is the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

5.	Segment Reporting

Management has determined the operation segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and tangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

A-5-197

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	454,969	-	1,800,149
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(35,710)	-	(36,581)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	419,259	-	1,763,568
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	177,709	(19,385)	718,206
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(614,845)
Change in impairment of amounts due from parent company											25,510
Other gains/losses not included in segment result											30,968
Operating profit											159,839
Finance income											369
Finance costs											(302,142)
Change in guarantee liability											125,792
Share of loss from associates and joint venture											(41)
Loss before taxation											(16,183)
Taxation											(57,614)
Net loss											(73,797)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	33,445	87,137	159,226
Other current assets											351,420
Non-current assets											1,983,569
Total assets											2,494,215
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,409	-	255,598
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,522	-	341,204

A-5-198

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	13,084	-	273,641

A-5-199

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	438,743	-	1,819,744
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(37,808)	-	(39,786)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	400,935	-	1,779,958
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	180,062	(18,556)	757,078
Depreciation, amortisation and impairment of property, plant and equipment / intangible assets											(348,684)
Change in impairment of amounts due from parent company											(178,730)
Other gains/losses not included in segment result											(84,551)
Operating profit											145,113
Finance income											225
Finance costs											(273,132)
Change in guarantee liability											(1,143)
Share of profit from associates and joint venture											1,456
Loss before taxation											(127,481)
Taxation											(81,594)
Net loss											(209,075)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	57,052	68,533	165,365
Other current assets											310,206
Non-current assets											1,950,888
Total assets											2,426,459
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,280	14,620	9,413	10,744	72,742	-	319,723

A-5-200

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

A-5-201

6.	Revenues

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2023	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,649	1,185,770
Digicel Business	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Home & Entertainment	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	43,214	93,189
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	405,255	1,709,707
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	418,388	1,763,568

	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
2022	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Digicel Business	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Home & Entertainment	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	47,230	97,537
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	385,736	1,727,584
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	398,957	1,779,958

Revenues in current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2022 is $74,280,000 (2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

Equipment sales include revenue from handsets and business solutions equipment.

A-5-202

7.	Impairment of Amounts due from Parent Companies.

2023	2022
$’000	$’000
25,509	(178,730)

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired.

8.	Finance Income and Costs

	2023	2022
	$’000	$’000
Finance income:
Interest income	369	225
Finance costs:
Interest expense on loans and licence related debt	(244,558)	(216,522)
Interest expense on leases	(36,256)	(42,682)
Amortisation of debt discount and financing fees	(5,442)	(5,483)
Debt restructuring fees expensed in the year	(6,224)	-
Other finance related costs	(5,417)	(6,655)
Foreign exchange loss on loans (Note 9)	(4,245)	(1,790)
	(302,142)	(273,132)

9.	Net Foreign Exchange Loss

	2023 $’000	2022 $’000
Foreign exchange loss on loans (Note 8)	(4,245)	(1,790)
Other foreign exchange losses (Note 10)	(49,665)	(74,221)
	(53,910)	(76,011)

A-5-203

10.	Analysis of Expenses

	2023 $’000	2022 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	112,312
Subscriber acquisition costs	73,632	73,479
Dealer margins and card production costs	66,449	70,069
Data and roaming charges	18,716	28,745
USO levies and call taxes	38,927	34,885
Cable, Broadband & Other direct operating costs	91,027	98,871
	390,591	418,361
Other operating expenses:
Network and IT costs	267,095	236,250
Advertising and promotion	39,622	39,552
External and other services	56,774	51,642
Impairment of financial assets (Note 31(c))	11,024	21,858
Other expenses	9,664	(2,030)
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241
Other foreign exchange losses (Note 9)	49,665	74,221
Restructuring costs – non-staff related	18,923	-
	449,782	424,734

	2023 $’000	2022 $’000
Other income:
Orange litigation gain	110,420	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

A-5-204

11.	Staff Costs

	2023	2022
	$’000	$’000
Salaries	217,656	215,565
Statutory contributions	17,974	17,505
Pension contribution (Note 29)	6,265	4,900
Employee profit share scheme	19,151	3,408
Termination costs	2,716	8,610
Other	20,678	14,348
	284,440	264,336

The increase in the employee profit share is a result of the Orange litigation gain (Note 10) and is solely for French West Indies employees.

12.	Taxation

DIFL is incorporated in St. Lucia and is subject to corporate taxation. St. Lucia introduced a territorial tax regime from July 2021 where the rate is 0% on foreign sourced income and 30% on income sourced within St. Lucia.

The Group’s subsidiaries incorporated in Bermuda, the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

A-5-205

12.	Taxation (Continued)

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022
	$’000	$’000
Current income tax	86,596	80,220
Prior year under/(over) provision	5,671	(5,898)
Deferred taxation (Note 20)	(50,649)	(6,644)
Withholding tax	15,996	13,916
Tax charge	57,614	81,594

The tax on the Group’s loss before taxation differs from the theoretical amount that would arise as follows:

	2023	2022
	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	184,207	341,591
- holding companies	(200,390)	(469,072)
Group loss before tax	(16,183)	(127,481)
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,388	56,249
Effect of:
Expenses not deductible for tax purposes	11,925	6,911
Income in taxable jurisdictions not subject to tax	(3,758)	(2,806)
Adjustments for current tax of prior periods	5,673	(1,311)
Utilisation of tax losses not previously recognised	1,175	-
Adjustment for deferred tax of prior periods	8,084	(5,244)
Current year tax losses for which no deferred income tax asset was recognised	1,894	6,272
Withholding tax	15,513	13,916
Other	7,720	7,607
Actual tax charge	57,614	81,594

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

A-5-206

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,996)	(72,695)	(12,044)	(120,756)	(576,339)
Net book value	227,422	177,278	13,008	16,604	8,044	18,414	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,123)	(545,693)
Net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,008	16,604	8,044	18,414	460,770
Additions	835	4,491	10,011	-	117	14,590	30,044
Disposals	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Reclassification and transfer	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,349	(142)	(258)	11	(38,122)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,112	402,758

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563
Year ended 31 March 2023
Opening net book amount	205,984	141,370	17,481	14,248	6,563	17,112	402,758
Application of IAS 29	93,844	33,568	51	-	-	-	127,463
As restated 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,112	530,221
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,501)	(15,823)	(57,278)
Reclassification and transfer	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,715	(275)	1,974
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

A-5-207

13.	Intangible Assets (Continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

A-5-208

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	62,856	21,844	716,588	2,428,980	78,907	33,268	357,988	3,700,431
Accumulated deprecation	(14,591)	(19,627)	(324,744)	(1,642,014)	(62,733)	(27,803)	(81,927)	(2,173,439)
Net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992

At 31 March 2022
Cost	55,965	18,055	681,781	2,035,421	73,571	22,596	385,891	3,273,280
Accumulated deprecation	(12,740)	(16,897)	(277,335)	(1,331,062)	(61,381)	(17,985)	(121,747)	(1,839,147)
Net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133

Year ended 31 March 2022
Opening net book value	48,265	2,217	391,844	786,966	16,174	5,465	276,061	1,526,992
Additions	-	58	209,051	26,195	409	1,115	52,838	289,666
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(871)	(1,205)	(27,578)	(185,316)	(4,039)	(1,481)	(47,196)	(267,686)
Reclassification and transfer	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,356)	(354)	(411)	(17,143)	(90,063)
Closing net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133

At 31 March 2023
Cost	92,777	15,713	1,093,821	3,045,121	90,627	40,592	415,479	4,794,130
Accumulated deprecation	(55,635)	(15,246)	(744,118)	(2,316,437)	(79,958)	(27,204)	(174,056)	(3,412,654)
Net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

Year ended 31 March 2023
Opening net book value	43,225	1,158	404,446	704,359	12,190	4,611	264,144	1,434,133
Application of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Restated at 1 April 2022	62,955	1,158	512,857	764,939	12,198	5,390	280,603	1,640,100
Additions	-	-	229,219	-	-	13,592	30,742	273,553
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(15,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(146,999)
Charge for the year	(1,013)	(708)	(61,903)	(158,931)	(4,712)	(1,725)	(54,934)	(283,926)
Reclassification and transfer	(5,353)	19	(216,697)	200,511	3,289	(69)	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,436)	(2)	(37,720)	(28,003)	(26)	(300)	(2,508)	(72,995)
Closing net book value	37,142	467	349,703	728,684	10,669	13,388	241,423	1,381,476

A-5-209

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	30,039	33,881
Other	7,899	5,932
	241,423	264,144

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	9,275	10,425
Other	2,480	2,072
	54,934	47,196

15.	Investments in Associates and Joint Venture

$’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
At 31 March 2022	8,652
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,811

16.	Prepayments and Other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28(b).

A-5-210

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490
Contract assets	20,754	17,129
Prepayments and deposits on equipment	48,156	45,816
Value Added Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from fellow subsidiaries of Digicel Group Holdings Limited	5,990	3,812
Other debtors	39,363	26,140
	319,598	286,849

Expected credit losses for year ended 31 March 2023 and 31 March 2022

The expected credit losses determined are based on the Group’s historical credit losses experienced over a five to two years period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at yearend. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

A-5-211

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	159,226	165,365
Restricted deposits, included in current assets	6,388	2,953
Restricted deposits, included in non-current assets	22,021	5,621
	187,635	173,939
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,079	9,010
Trinidad & Tobago dollars	5,275	5,436
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollar	113,022	74,256
US dollar pegged currencies	8,024	17,765
Other	10,019	8,466
	187,635	173,939

A-5-212

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior secured notes	1,857,234	1,831,902
Senior secured term loans	997,838	1,008,874
	2,855,072	2,840,776
Less: Net unamortised discount and fees	(6,614)	(12,055)
	2,848,458	2,828,721
Lease liabilities	318,346	331,105
Licence related obligations	135,115	72,154
	3,301,919	3,231,980
Accrued interest	60,516	62,698
	3,362,435	3,294,678

Current	114,726	111,818
Non-current	3,247,709	3,182,860
	3,362,435	3,294,678

Senior and Senior Secured Notes

Details of the outstanding notes of the Group are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,002
DIHL/DIFL 2024 Senior Secured Notes*	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			1,857,234	1,831,902

* Constituting part of the same series as the existing DHBL/DIFL Senior Secured Notes

A-5-213

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited - Term B USD loan	997,225	1,007,775
Idom Technologies	613	1,099
	997,838	1,008,874

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets. DIFL and certain of its subsidiaries also guarantee the 6.75% Senior Notes due 2023.

There are no financial maintenance covenants for DIFL following the repayment of the Term A loan and expiry of the revolving credit facility. DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL Facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

A-5-214

19.	Long Term Loans and Leases (Continued)

Licence-related Obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	320,915	2,887,284	3,208,199
Net movement in financing cash flow	(36,083)	(26,914)	(62,997)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	5,483	5,483
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(2,450)	(4,650)	(7,100)
At 31 March 2022	331,105	2,900,875	3,231,980
Net movement in financing cash flow	(36,644)	(38,331)	(74,975)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	5,442	5,442
Surrender of Leases/Licenses	(5,235)	-	(5,235)
Foreign exchange movements	(1,622)	526	(1,096)
At 31 March 2023	318,346	2,983,573	3,301,919
A-5-215

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction.

Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	32,539	29,004
Application of IAS 29	(74,271)	-
Restated (Liability)/Asset at 1 April	(41,732)	29,004
Credited to the consolidated statement of comprehensive loss (Note 12)	50,649	6,644
Translation differences	(2,463)	(3,109)
Asset at 31 March	6,454	32,539
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(47,577)	(28,010)
	6,454	32,539

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,918	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	2,492	1,692
Lease liabilities	10,129	7,480
Other provisions	11,205	11,494
	58,903	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	48,108	31,658
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	52,449	38,762
Net asset at 31 March	6,454	32,539

A-5-216

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	42,306	47,532
Deferred tax liabilities to be settled after more than 12 months	57,876	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,270	82,150
Accrued liabilities	198,584	182,706
Contract liabilities	61,229	54,965
Subscriber deposits	13,548	14,556
Statutory creditors	48,442	29,402
Other	26,956	30,553
	445,029	394,332

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 23)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as we satisfy the performance obligations.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from our business solution offerings and indefeasible rights of use (IRUs) contracts.

A-5-217

22.	Financial Guarantee

	2023	2022
	$’000	$’000
Financial guarantee of bonds issued by Digicel Limited	-	125,792

As at 31 March 2023, the Company and certain of its subsidiaries are guarantors in respect of the $925 million 6.75% Senior Notes due 1 March 2023 issued by Digicel Limited, an intermediate parent company.

The liability above is in respect of the $925 million 2023 Notes. The liability recognised represents the expected credit loss (ECL) under IFRS 9 in respect of this guarantee. Management’s estimate of the ECL in the prior year is a probability-weighted amount involving consideration of multiple scenarios including default scenarios. Default probabilities are derived from on third party data based on the ratings of the respective bonds.

The earliest expected period in which the Company and certain of its subsidiaries could have been called to repay the outstanding principal Notes of Digicel Limited was 1 March 2023 on the $925 million 6.75% Senior Notes. The guarantee was not called and the Group has agreed a restructuring support agreement. Accordingly, the fair value of the financial guarantee was reversed in full. See Note 33 Subsequent Event.

The change in the financial guarantee recognised in the statement of comprehensive loss is a gain of $125.8 million (2022 – $1.14 million loss).

23.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other liabilities	6,696	23,209
	19,747	46,068

24.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	1,606	19,259
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	178,813	244,953
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,526)	(3,708)	(13,234)
At 31 March 2023	59	51,846	53,336	105,241

A-5-218

24.	Provisions (Continued)

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,315
Current	53,073	1,638
	105,241	244,953

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the company’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4-17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 30). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

25.	Share Capital

	2023	2022
Authorised, issued and fully paid	$’000	$’000
10,000,000 common shares of $1.00 each	10,000	10,000

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Dividends to non-controlling interests	(2,525)	(5,179)
Acquisitions	114	553
Translation	(992)	-
At end of year	51,244	46,711

A-5-219

27.	Key Management Compensation and Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022
	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733
Long term incentive plan	4,218	6,791
DPL sale completion bonus	8,000	-
	26,580	17,524
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989
Reimbursed expenses	398	165
Other fees	250	279
Financing fees	8,292	300
Office rental	4,074	4,074
Aircraft costs	10,344	8,332
Construction and maintenance fees	18,369	11,733
	45,393	25,872

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the accrued amounts for participants in the LTIP. Final payments will be determined based on results for the year ending 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $29 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000) by Island Capital Management Services Limited, (a company controlled by Mr. Denis O’Brien) in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

The Group has been charged other fees of $250,000 (2022: $279,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

The Group, through its subsidiary, Digicel (Jamaica) Limited, leased the Group’s headquarter offices in Kingston, Jamaica from Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), a company affiliated with Mr. O’Brien and previously a related party. The lease arrangement was for a period of 20 years from April 2016 with initial rental charges of $3.88 million per annum fixed for the first five years. In the year ended 31 March 2022 the rental charges were increased by 5%, to $4.074 million per annum in accordance with the terms of the lease arrangement.

A-5-220

27.	Key Management Compensation and Related Party Transactions (Continued)

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $8,332,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), formerly Sierra Support Services (St Lucia) Limited, to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

(a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

(b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

(c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,265,000 (2022: $4,900,000).

A-5-221

30.	Contingent Liabilities and Other Litigation

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of any material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

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30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. The Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation:

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

A-5-223

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation: (Continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest.

As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

A-5-224

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables and finance leases. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise an investment in Digicel Holdings (Central America) Limited, cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

A-5-225

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $159.2 million at 31 March 2023, and actively manages its debt amortisation profile, through periodic restructurings. Refer to Note 33, subsequent events.

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	21	2,733	8,190	2,931,469	-	2,942,413
Interest on borrowings	1	94,755	134,195	187,703	-	416,654
Lease liabilities	6,312	11,545	51,012	224,787	176,932	470,588
Licence related obligations	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	117,510	70,477	133,822	-	-	321,809
Total financial liabilities	129,131	181,366	347,172	3,429,109	270,937	4,357,715

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	159	3,010	8,260	2,942,358	-	2,953,787
Interest on borrowings	3	85,772	107,135	372,283	-	565,193
Lease liabilities	5,671	11,001	51,484	230,583	212,634	511,373
Licence related obligations	4,539	648	10,192	43,661	43,763	102,803
Trade and other payables	117,864	73,562	103,981	-	-	295,407
Total financial liabilities	128,236	173,993	281,052	3,588,885	256,397	4,428,563

A-5-226

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian Gourde Euro and Surinamese Dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a change in the currencies to which the Group has significant exposure against the US dollar. The rates below are the sensitivity rates that represent management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries.

A-5-227

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

The table presents the effect of weakening/depreciation/(strengthening) of the relevant currencies relative to the US dollar. A positive number below indicates a decrease/increase in loss/profit before taxation while a negative number indicates an increase/decrease in loss/profit before taxation.

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,888)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023: 65% (2022: 64%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) higher, as a result of higher interest expense on floating rate borrowings. If interest rates on US dollar denominated borrowings had been 100 basis points lower with all other variables held constant, loss before taxation for the year would have been $9,972,000 (2022: $10,178,000) lower, as a result of lower interest expense on floating rate borrowings.

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31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relate to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licences are normally issued only to credit worthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

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31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

At 31 March 2023 and 31 March 2022, the lifetime expected credit loss for trade receivables is as follows:

Expected credit loss	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
2023	1,661	3,224	6,101	8,576	19,562
2022	2,614	1,649	4,626	13,851	22,740

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,740	36,554
Provision for receivables impairment (Note 10)	11,024	21,858
Receivables written off during the year as uncollectible	(13,808)	(35,509)
Foreign exchange movements	(394)	(163)
At 31 March	19,562	22,740

The creation and release of provision for impaired receivables have been included in other expenses in the consolidated statement of comprehensive loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There are no financial assets other than those listed above that were individually impaired.

The following table summarises the Group’s credit exposure for trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	57,938	67,517
Other telecom operators	22,100	29,500
Distribution agents and others	128,950	110,213
	208,988	207,230
Less: Provision for impairment	(19,562)	(22,740)
	189,426	184,490
(iii)	Guarantees

As at 31 March 2023, the Company and certain of its subsidiaries have guaranteed external debt of Digicel Limited, an intermediate parent company, totaling $925 million. (See Notes 22 and 33). The Group’s policy is not to provide financial guarantees to any party other than subsidiaries and parent companies.

A-5-230

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating.

The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants restricting ability to incur debt including a covenant regarding a limitation on its total debt, which is determined by its profitability, which is defined as Earnings before interest, taxation, depreciation and amortisation (“EBITDA”). For the purposes of covenant testing, the EBITDA for the twelve months preceding the balance sheet date is annualised (“LTM”) and measured in relation to Total Debt. “Total Debt” is comprised of interest-bearing loans and high yield bonds (gross of deferred financing fees) and excludes amounts due on licences and trade and other payables. Both EBITDA and Total Debt are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another. EBITDA as defined excludes other non-cash charges and credits to income, such as compensation charges arising under IFRS 2 and foreign exchange gains and losses. The Debt to EBITDA ratios presented below are based on the debt and covenant tests applicable at the balance sheet date.

DIFL’s Senior Secured Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
Total Debt (excluding leases)	2,855,072	2,840,919
Lease obligations	318,346	331,105
Total Debt (including leases)	3,173,418	3,172,024

Last twelve months (LTM) EBITDA	718,206	756,979

Senior Secured Debt to EBITDA ratio (excluding leases)	4.0x	3.8x
Senior Secured Debt to EBITDA ratio (including leases)	4.4x	4.2x

A-5-231

31. Financial Risk Management (Continued)

(d)	Capital management (continued)

DIFL’s Total Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
High yield bonds of Digicel Limited	925,000	925,000
Senior secured debt and other interest-bearing loans	2,855,072	2,840,919
Total Debt (excluding leases)	3,780,072	3,765,919
Lease obligations	318,346	331,105
Total Debt (including leases)	4,098,418	4,097,024
LTM EBITDA	718,206	757,078

Total Debt to EBITDA ratio (excluding leases)	5.3x	5.0x
Total Debt to EBITDA ratio (including leases)	5.7x	5.4x

There were no changes to the Group’s approach to capital management during the year.

The Company and its subsidiaries complied with all externally imposed capital requirements to which they were subject.

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments; and

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying value of variable rate loans approximates to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

A-5-232

32.	Fair Value of Financial Instruments (Continued)

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,002	233,128
	1,857,234	1,413,646	1,831,902	1,812,606
33.	Subsequent Events

(a)	On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited (DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the Noteholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

A-5-233

33.	Subsequent Events (Continued)

(a)	(continued)

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

(b)	With effect from 11 July 2023, the Company re-domiciled from Saint Lucia to Bermuda and took steps to cease its tax residence in Saint Lucia with effect from that date. Bermuda does not impose any corporate income taxes.

A-5-234

Digicel Limited

Financial Statements

31 March 2023

A-5-235

Report of Independent Auditors

To the Management and the Board of Directors of Digicel Limited

Opinion

We have audited the accompanying consolidated financial statements of Digicel Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of

31 March 2023 and 31 March 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in deficit and of cash flows for each of the three years in the period ended 31 March 2023, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2023 and 31 March 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

A-5-236

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers
Chartered Accountants
Kingston, Jamaica
24 July 2023

A-5-237

Digicel Limited
Consolidated Statements of Comprehensive (Loss)/Income
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Revenue	6	1,767,146	1,783,435	1,740,230
Operating Costs and Expenses
Direct operating and subscriber acquisition costs	10	(391,955)	(419,784)	(415,983)
Other operating expenses	10	(462,219)	(443,211)	(387,768)
Staff costs	11	(285,901)	(266,430)	(239,348)
Change in impairment of amounts due from parent company	7	90,308	(95,177)	24,132
Other income	10	110,420	-	-
Other losses		(2,864)	(1,041)	(5,670)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(639,418)	(347,954)	(371,805)
Operating Profit		185,517	209,838	343,788
Finance income	8	375	225	205
Finance credit arising from debt restructuring		-	-	96,015
Finance costs	8	(371,805)	(338,247)	(333,258)
Share of (loss)/ profit of associates and joint venture	15	(41)	1,456	705
(Loss)/Profit before Taxation		(185,954)	(126,728)	107,455
Taxation	12	(57,859)	(81,983)	(93,933)
Net (Loss)/Profit		(243,813)	(208,711)	13,522
Other Comprehensive (Loss)/Income:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(31,153)	(84,118)	(7,931)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		543	1,629	1,604
Total Comprehensive (Loss)/Income:		(274,423)	(291,200)	7,195
Net (Loss)/Profit attributable to:
Owners of the parent		(251,749)	(215,559)	5,338
Non-controlling interests		7,936	6,848	8,184
		(243,813)	(208,711)	13,522
Total Comprehensive (Loss)/Income attributable to:
Owners of the parent		(281,367)	(298,048)	1,576
Non-controlling interests		6,944	6,848	5,619
		(274,423)	(291,200)	7,195

The accompanying notes are an integral part of these consolidated financial statements.

A-5-238

Digicel Limited
Consolidated Balance Sheets
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
	Note	$’000	$’000
ASSETS
Non-Current Assets
Intangible assets	13	489,563	402,759
Property, plant and equipment	14	1,419,279	1,496,475
Investments in associates and joint venture	15	7,813	8,654
Other investments		378	3,489
Deferred taxation	20	54,031	60,549
Prepayments and other non-current assets	16	28,517	38,774
Restricted deposits	18	25,806	14,699
		2,025,387	2,025,399
Current Assets
Accounts receivable and prepayments	17	321,054	288,683
Inventories		25,476	20,460
Restricted deposits	18	11,673	7,088
Cash and cash equivalents	18	165,775	171,616
		523,978	487,847
Total Assets		2,549,365	2,513,246

The accompanying notes are an integral part of these consolidated financial statements.

A-5-239

Digicel Limited
Consolidated Balance Sheets (Continued)
As at 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022
LIABILITIES AND DEFICIT	Note	$’000	$’000
Non-Current Liabilities
Long term loans and leases	19	3,251,663	3,199,970
Deferred taxation	20	49,304	29,492
Provisions	23	52,168	243,316
Other long term liabilities	22	19,747	46,068
		3,372,882	3,518,846
Current Liabilities
Trade and other payables	21	449,156	398,250
Provisions	23	58,248	6,813
Taxation payable		100,139	35,479
Long term loans and leases - current portion	19	1,079,907	1,050,152
		1,687,450	1,490,694
Total Liabilities		5,060,332	5,009,540
Equity/(Deficit)
Capital and Reserves Attributable to
Equity Holders of the Company
Share capital	24	1	1
Equity compensation reserve	25	191,580	191,580
Foreign exchange translation reserve		(474,871)	(703,869)
Accumulated deficit		(2,278,921)	(2,030,717)
		(2,562,211)	(2,543,005)
Non-Controlling Interests	26	51,244	46,711
Total Deficit		(2,510,967)	(2,496,294)
Total Liabilities and Deficit		2,549,365	2,513,246

Approved for issue by the Board of Directors on 23 July 2023 and signed on its behalf by:

Denis O’Brien	Chairman	Lawrence Hickey	Vice Chairman

The accompanying notes are an integral part of these consolidated financial statements.

A-5-240

Digicel Limited
Consolidated Statements of Changes in Deficit
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Equity Compensation Reserve $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total $’000
Balance at 31 March 2020	1	191,580	(614,385)	(1,822,632)	(2,245,436)	44,914	(2,200,522)
Net profit for the year	-	-	-	5,338	5,338	8,184	13,522
Other comprehensive (loss)/income	-	-	(5,366)	1,604	(3,762)	(2,565)	(6,327)
Total comprehensive (loss)/income	-	-	(5,366)	6,942	1,576	5,619	7,195
Dividends to non-controlling interest	-	-	-	-	-	(6,044)	(6,044)
Balance at 31 March 2021	1	191,580	(619,751)	(1,815,690)	(2,243,860)	44,489	(2,199,371)
Net (loss)/profit for the year	-	-	-	(215,559)	(215,559)	6,848	(208,711)
Other comprehensive (loss)/income	-	-	(84,118)	1,629	(82,489)	-	(82,489)
Total comprehensive (loss)/income	-	-	(84,118)	(213,930)	(298,048)	6,848	(291,200)
Acquisition of non-controlling interest (Note 26)				(1,097)	(1,097)	553	(544)
Dividends to non-controlling interest	-	-	-	-	-	(5,179)	(5,179)
Balance at 31 March 2022	1	191,580	(703,869)	(2,030,717)	(2,543,005)	46,711	(2,496,294)
Adoption of IAS 29	-	-	259,159	-	259,159	-	259,159
As restated, 1 April 2022	1	191,580	(444,710)	(2,030,717)	(2,283,846)	46,711	(2,237,135)
Net (loss)/profit for the year	-	-	-	(251,749)	(251,749)	7,936	(243,813)
Other comprehensive (loss)/income	-	-	(30,161)	543	(29,618)	(992)	(30,610)
Total comprehensive (loss)/income	-	-	(30,161)	(251,206)	(281,367)	6,944	(274,423)
Transactions with non-controlling interest (Note 26)	-	-	-	3,002	3,002	114	3,116
Dividends to non-controlling interest	-	-	-	-	-	(2,525)	(2,525)
Balance at 31 March 2023	1	191,580	(474,871)	(2,278,921)	(2,562,211)	51,244	(2,510,967)

The accompanying notes are an integral part of these consolidated financial statements.

A-5-241

Digicel Limited
Consolidated Statements of Cash Flows
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Cash Flows from Operating Activities
Net (loss)/profit		(243,813)	(208,711)	13,522
Adjustments for:
Depreciation	14	283,499	266,956	289,121
Amortisation of intangible assets	13	57,278	52,037	58,717
Change in impairment of amounts due from parent company	7	(90,308)	95,177	(24,132)
Share of loss/(profit) of associates and joint venture	15	41	(1,456)	(705)
Fair value losses on other investments		2,864	1,041	5,670
Impairment of property, plant and equipment	14	171,999	24,562	23,370
Impairment of intangible assets	13	126,642	4,399	597
Finance income	8	(375)	(225)	(205)
Finance cost	8	371,805	338,247	333,258
Gain on debt extinguishment		-	-	(96,015)
Income tax expense	12	57,859	81,983	93,933
Other income	10	(110,420)	-	-
Employee profit share scheme	11	19,151	3,408	592
(Gain)/loss on disposal of property, plant and equipment and intangible assets	10	(2,985)	3,241	(436)
Change in operating assets and liabilities:
Accounts receivable and prepayments		50,401	(55,317)	68,027
Inventories		(5,023)	1,658	(9,040)
Trade and other payables		5,368	(7,600)	(72,941)
Provisions		2,715	1,334	171,393
Cash generated from operations		696,698	600,734	854,726
Taxation paid		(64,985)	(91,079)	(76,626)
Interest paid		(285,714)	(289,765)	(292,011)
Interest received		375	225	205
Net cash provided by operating activities		346,374	220,115	486,294

The accompanying notes are an integral part of these consolidated financial statements

A-5-242

Digicel Limited
Consolidated Statements of Cash Flows (Continued)
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

		2023	2022	2021
	Note	$’000	$’000	$’000
Net Cash Provided by Operating Activities		346,374	220,115	486,294
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(227,708)	(231,494)	(230,792)
Purchase of intangible assets		(27,924)	(42,453)	(50,312)
Proceeds from sale of property, plant and equipment		6,671	101	1,290
Proceeds from repayment of investment loans	15	1,000	1,000	1,000
Proceeds from partial disposal of subsidiary		4,069	-	-
Acquisition of subsidiary, net of cash		-	(1,354)	-
Net cash used in investing activities		(243,892)	(274,200)	(278,814)
Cash Flows from Financing Activities
Long term loans received, gross	19	-	12,050	-
Long term loans and licence related debt repaid	19	(43,234)	(36,530)	(43,905)
Principal element of leases	19	(34,967)	(33,557)	(29,451)
Financing fees paid during the year		(6,117)	(684)	(947)
Other payments made to non-controlling interests		(2,973)	-	(3,905)
Dividends paid to non-controlling interests		(2,525)	(6,725)	-
Deposits held in escrow and restricted accounts		(17,743)	(12,071)	6,738
Net cash used in by financing activities		(107,559)	(77,517)	(71,470)
Net (decrease)/increase in cash and cash equivalents		(5,077)	(131,602)	136,010
Cash and cash equivalents at beginning of year		171,616	308,318	169,959
Effects of exchange rate changes on cash and cash equivalents		(764)	(5,100)	2,349
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18	165,775	171,616	308,318

Supplemental disclosure of Non-Cash Investing
Payables for additions to property, plant and equipment		94,443	79,306	73,740

The accompanying notes are an integral part of these consolidated financial statements.

A-5-243

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

In January 2019, as part of the Digicel Group Limited debt exchange offers, Digicel Limited was renamed as Digicel Group Two Limited and transferred substantially all of its assets and liabilities to New Digicel Limited. New Digicel Limited, a limited liability company was incorporated on 20 August 2018 and renamed as Digicel Limited (“DL” or “the Company”) in December 2018.

Digicel Limited (“DL” or “the Company”), and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, and Central America. As at 31 March 2023, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

A list of the Company’s material subsidiaries is set out in Note 4 to the consolidated financial statements. The ultimate parent company at 31 March 2023 is Digicel Group Holdings Limited (DGHL) The ultimate controlling party and shareholder at 31 March 2023 is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 23 July 2023. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment obligations.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes the Group will be able to realise it assets and settle its liabilities in the normal course of business for the foreseeable future. In making this determination, management has given due consideration to the restructuring support agreements (“RSA”) that were executed with certain bondholders of the Groups’ debt subsequent to the year end, as outlined in Note 33 of the consolidated financial statements.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

A-5-244

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2023

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. There was no impact from the adoption of these amendments in the current year..

Reference to the Conceptual Framework – Amendments to IFRS 3, (effective for annual periods beginning on or after 1 January 2022). Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. There was no impact from the adoption of these amendments in the current year.

Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37, (effective for annual periods beginning on or after 1 January 2022). The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. There was no impact from the adoption of these amendments in the current year.

Annual Improvements to IFRS Standards 2018 - 2020, (effective for annual periods beginning on or after 1 January 2022). The following improvements were finalised in May 2020 that are relevant to the Group:

•	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

There was no impact from the adoption of these amendments in the current year. However, the annual improvement to IFRS 9 will be applied to future transactions.

A-5-245

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

IFRS IC agenda decisions issued in the last 12 months that are relevant for the year ended 31 March 2023

The following agenda decision was issued and relevant for the preparation of consolidated financial statements:

Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7). In April 2022, the IASB issued a final agenda decision about the presentation of demand deposits with contractual restrictions on use. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7. The entity should therefore include the demand deposit as a component of ‘cash and cash equivalents’ in its statement of cash flows. When relevant, the entity presents this as an additional line item within the cash and cash equivalents note. The deposit should be classified as a current asset, unless restrictions over its exchange or use to settle a liability apply for at least 12 months from the reporting date. The company has revised its accounting policy as a result of the agenda decision.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8, (effective for annual periods beginning on or after 1 January 2023, with early application permitted). In February 2021, the IASB (‘the Board’) issued amendments to the following standards:

•	Disclosure of Accounting Policies, which amends IAS 1 and IFRS Practice Statement 2; and

•	Definition of Accounting Estimates, which amends IAS 8.

The amendments aim to improve accounting policy disclosures, either by making the disclosures more specific to the entity or by reducing generic disclosures that are commonly understood applications of IFRS and to distinguish changes in accounting estimates from changes in accounting policies. These amendments are not expected to have a significant impact on the preparation of financial statements. The Group will assess the impact of future adoption of these amendments.

Amendment to IFRS 16 – Leases on sale and leaseback (effective for annual periods beginning on or after 1 January 2024). These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The Group will assess the impact of future adoption of this amendment.

Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities, (effective for annual periods beginning on or after 1 January 2024). These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. The Group will assess the impact of future adoption of these amendments.

A-5-246

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction (effective for annual periods beginning on or after 1 January 2024). The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities, and

•	decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The Group will assess the impact of future adoption of this amendment.

Amendment to IAS 12 - International tax reform - pillar two model rules. On 23 May 2023, the IASB issued narrow-scope amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments also introduce targeted disclosure requirements for affected companies. The amendments to IAS 12 are required to be applied immediately (subject to any local endorsement processes) and retrospectively in accordance with IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, including the requirement to disclose the fact that the exception has been applied if the entity’s income taxes will be affected by enacted or substantively enacted tax law that implements the OECD’s Pillar Two model rules. The Group has made an assessment, based on each jurisdiction where we operate, and have concluded that there is no impact in the current year. However, this will be reassessed in future periods.

Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements (effective for annual periods beginning on or after 1 January 2024 (with transitional reliefs in the first year). These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. The Group will assess the impact of future adoption of these amendments.

A-5-247

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company, its subsidiaries, associates and joint arrangements as of 31 March of each year. The financial statements of the joint operation and the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive (loss)/income.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

A-5-248

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive (loss)/income; its share of post-acquisition movements in other comprehensive (loss)/income is recognised in other comprehensive (loss)/income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equal or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(l).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive (loss)/income.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has both joint operations and joint ventures. Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated balance sheet.

Joint operations

The Group recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in Bermuda and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

A-5-249

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(ii)	Transactions and balances (continued)

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive (loss)/income, within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive (loss)/income within other operating expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy except Digicel Suriname N.V., see below) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive (loss)/income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive (loss)/income. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive (loss)/income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

A-5-250

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 - Hyperinflation

Haiti met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in March 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for its Haiti operations whose functional currency is the Haitian Gourde for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of $222 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts have not been restated.

Haitian Gourde results and non-monetary asset and liability balances for the current financial year ended 31 March 2023 have been revalued to their present value equivalent local currency amount as at 31 March 2023, based on an inflation index, before translation to US dollars at the reporting date exchange rate of $1: 153.51 HTG.

For the Group’s operations in Haiti:

•	The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated statement of comprehensive (loss)/income within other comprehensive income.

•	The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

•	The Group has presented the IAS 29 opening balance adjustment to net assets within Foreign Exchange Translation Reserve in equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive (loss)/income because such amounts are judged to meet the definition of ‘exchange differences’.

The main impacts of the aforementioned adjustments on the consolidated income statement are set out in the table below:

2023 Increase/(decrease) $’000
Revenue	(3,650)
EBITDA	(432)
Operating loss	(292,681)
Loss for the financial year	(228,512)

The $293 million operating loss primarily relates to $263 million for impairment of intangible assets and property plant and equipment, $34 million for additional depreciation and amortisation and $3 million for other non-cash costs.

The operating loss is offset by a $2 million credit to finance costs and a $62 million deferred tax credit resulting in the loss for the financial year of $223 million. All adjustments are non-cash impacting.

A-5-251

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

(iv)	Basis of preparation changes adopted on 1 April 2022 – Hyperinflation (continued)

The main impacts on the consolidated balance sheet are set out in the table below:

		Current year adjustment
	Total opening adjustment	IAS 29 Uplift	Impairment	Tax	Total adjustment
	$’000	$’000	$’000	$’000	$’000
Intangible assets	127,463	4,590	(121,557)	-	10,496
Property, plant and equipment	205,967	(32,508)	(133,422)	-	40,037
Deferred tax	(74,271)	-	-	59,987	(14,284)
Equity	259,159	(27,918)	(254,979)	59,987	36,249

The impact of IAS 29 on intangible assets is a net decrease of $10 million. This decrease is comprised of a $127 million net uplift on opening balances (primarily goodwill and licences) that did not go through the current year’s results, and a $7 million uplift in the current year. These opening adjustments were more than offset by a $122 million impairment and $2 million additional amortisation which were recorded in the results for the year.

The impact of IAS 29 on property, plant and equipment is a net increase of $40 million. This increase is comprised of a $206 million inflationary uplift on opening balances that did not go through the current year’s results and was partially offset by a $133 million impairment charge and $33 million of additional depreciation recorded in the results for the year.

As a result of the uplifts, there was an opening balance sheet adjustment to deferred tax of $74 million and current year movement of $60 million being a deferred tax charge of $2 million on current year uplifts through Other Comprehensive Income offset by a current year deferred tax credit of $62 million in the year primarily as a result of impairments.

Digicel Suriname N.V.

In June 2021, Suriname was considered a hyperinflationary economy. The CPI index selected for Suriname is the Consumenten prijs indexcijfers en Inflatie from Statistics Suriname which was 632.5 in March 2023, an increase of 59.5% in the year (2022: 396.7). Our subsidiary, Digicel Suriname N.V.’s functional currency is the Surinamese dollar. We have re-assessed the impact of applying IAS 29 in the consolidated financial statements for the year to 31 March 2023 and concluded that the impact remains wholly immaterial to the Group.

A-5-252

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue

Revenue is measured based on consideration specified in a contract with a customer and is recognised when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date. Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of a prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription- based fees are recognised in the period the related services are provided over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid by us to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

A-5-253

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple performance obligations. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract primarily comprise sales commissions resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If, however, the amortisation period is less than one year, then these costs are expensed in the period incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date. In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

A-5-254

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive (loss)/income

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(f)	Leases

Leases are recognised as right-of-use assets and corresponding liabilities at the date at which the leased assets are available for use by the Group.

The right-of-use assets are presented within property, plant and equipment.

At the commencement date, lease liabilities are measured at an amount equal to the present value of the following lease payments for the underlying right-of-use assets during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate; and

•	payments of penalties for terminating the lease, if the lease term reflects the company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Each lease payment is allocated between the liability and finance cost. Lease liabilities are subsequently measured using the effective interest method. The carrying amount of liability is remeasured to reflect any reassessment, lease modification or revised in-substance fixed payments.

A-5-255

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases (continued)

The lease term is a non-cancellable period of a lease; periods covered by options to extend and terminate the lease are only included in the lease term if it is reasonably certain that the lease will be extended or not terminated.

Right-of-use assets are measured initially at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received; and

•	any initial direct costs.

Subsequently, the right-of-use assets, are measured at cost less accumulated depreciation and any accumulated impairment losses and adjusted for remeasurement of the lease liability due to reassessment or lease modifications.

The right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The amortisation period for the right-of-use assets are as follows:

Sites and Towers	5 - 15 years

Office buildings	5 - 15 years

Payments associated with all short-term leases and low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive (loss)/income. The Group has no indefinite life assets other than goodwill.

A-5-256

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Each unit or group of units to which the goodwill is so allocated:

•	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

A-5-257

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract assets

The Group recognises contract assets from sales commissions and other third party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

Configuration and customisation costs associated with a Software as a Service (SaaS) cloud arrangement

These costs are capitalised as an intangible asset and expensed over the SaaS term if the costs meet the definition of an intangible asset. If not, the costs are expensed when the configuration services are delivered.

A-5-258

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive (loss)/income during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

A-5-259

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents and Restricted deposits

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Funds that do not meet the criteria to be classified as cash and cash equivalents are presented in a separate line on the balance sheet. Restricted deposits relate to balances with restrictions on access placed on them which change the nature of the deposit such that it does not meet the definition of cash. These are not available for use by the Group and mainly include amounts held in escrow accounts for financing and investing activities.

Restricted deposits relating to financing activities are classified in the cash flow statement as a financing cash flow. Otherwise, the amounts are classified as operating or investing depending on the nature of the transaction.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

(l)	Investments and other financial assets

(i)	Classification

The Group classifies its financial assets in the following IFRS 9 measurement categories:

•	those measured subsequently at fair value through profit or loss; and

•	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

A-5-260

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates and joint venture.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive (loss)/income. The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the company’s right to receive payments is established.

(iv)	Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (ECL) associated with its loans to related parties carried at amortised cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For credit exposures where there has not been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses that are possible within the next 12 months (a 12-month ECL). For credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). A financial asset is written off when there is a no reasonable expectation of recovering the contractual cash flows.

A-5-261

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(iv)	Impairment of financial assets (continued)

Impairment losses for trade receivables, intercompany receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit and impairment losses on balances due from its parent companies are presented on the face of the statement of comprehensive (loss)/profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive (loss)/income for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

A-5-262

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive (loss)/income.

When a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(o)	Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

A-5-263

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Employee benefits

Short term obligations

Liabilities for salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as within trade and other payables in the balance sheet.

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the financial performance of Group after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(q)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(r)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

(s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

A-5-264

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

b)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposals calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13

c)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

d)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

A-5-265

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

e)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

f)	Income taxes

The Group’s tax charge is based on tax laws and regulations in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, we believe our estimates, assumptions and judgements are reasonable, but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

g)	Distributor arrangements

The Group has arrangements with distributors where handsets can be purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concluded that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they procure and sell handsets to the authorised dealer network.

A-5-266

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

•	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

•	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors.

A-5-267

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of a reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Joint operation

A subsidiary has a 50% interest in a joint operation called Madiacom which was set up to provide telecommunication infrastructure services to its two shareholders. The principal place of business is in the French West Indies.

Holding companies

The Group has a number of non-operating holding companies established for the purposes of carrying out the treasury and administrative activities of the Group. The most significant holding companies are:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2023	Holding % 31 March 2022
Digicel International Finance Limited	St. Lucia	100%	100%
Digicel Holdings (Bermuda) Limited	Bermuda	100%	100%
Digicel Caribbean Limited	Barbados	100%	100%
Digicel Intermediate Holdings Limited	Bermuda	100%	100%

A-5-268

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors examines the Group’s performance from a geographic and service perspective and assesses the performance of the operating segments based on the segment results. The Group defines segment results to be net profit (loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

A-5-269

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	462,621	-	1,807,801
Inter-segment revenue	(790)	(81)	-	-	-	-	-	-	(39,784)	-	(40,655)
External revenue	283,387	325,284	276,278	127,440	79,894	84,262	103,171	64,593	422,837	-	1,767,146
Segment result	97,874	143,665	162,495	27,801	11,133	34,239	62,006	20,669	176,161	(32,132)	703,911
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(639,418)
Change in impairment of amounts due from parent company											90,308
Other gains/losses not included in segment result											30,716
Operating profit											185,517
Finance income											375
Finance costs											(371,805)
Share of loss of associates and joint venture											(41)
Loss before taxation											(185,954)
Taxation											(57,859)
Net loss											(243,813)
Cash and cash equivalents	7,918	4,596	4,893	7,553	4,254	1,082	6,603	1,745	34,520	92,611	165,775
Other current assets											358,203
Non-current assets											2,025,387
Total assets											2,549,365
Capital expenditure	41,937	58,514	24,366	20,104	14,289	6,128	8,155	7,696	74,443	-	255,632
Depreciation and amortisation	66,799	74,482	47,877	17,129	27,429	13,062	10,374	13,530	70,095	-	340,777
Impairment of property, plant and equipment and intangible assets	256,422	104	-	4,031	-	-	-	-	38,084	-	298,641

A-5-270

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	446,294	-	1,827,295
Inter-segment revenue	(1,667)	(311)	-	-	-	-	-	-	(41,882)	-	(43,860)
External revenue	331,369	317,017	261,252	154,142	78,401	79,808	97,872	59,162	404,412	-	1,783,435
Segment result	160,195	129,060	144,563	38,327	13,594	30,003	61,708	18,122	178,591	(30,225)	743,938
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(347,954)
Change in impairment of amounts due from parent company											(95,177)
Other gains/losses not included in segment result											(90,969)
Operating profit											209,838
Finance income											225
Finance costs											(338,247)
Share of profit of associates and joint venture											1,456
Loss before taxation											(126,728)
Taxation											(81,983)
Net loss											(208,711)
Cash and cash equivalents	10,159	4,737	4,755	8,271	1,514	2,626	2,068	5,650	58,267	73,569	171,616
Other current assets											316,231
Non-current assets											2,025,399
Total assets											2,513,246
Capital expenditure	45,830	51,163	19,809	26,627	23,733	4,525	20,976	5,181	76,103	-	273,947
Depreciation and amortisation	34,581	71,676	52,174	25,493	28,820	14,650	9,413	10,744	71,442	-	318,993
Impairment of property, plant and equipment and intangible assets	-	-	-	-	-	-	-	-	28,961	-	28,961

A-5-271

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

5. Segment Reporting (Continued)

Year ended 31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	424,746	-	1,782,811
Inter-segment revenue	(2,074)	(752)	-	-	-	-	-	-	(39,755)	-	(42,581)
External revenue	326,787	319,591	247,347	159,653	71,733	80,970	90,019	59,139	384,991	-	1,740,230
Segment result	163,717	134,141	138,380	56,612	14,729	27,869	55,402	22,080	170,239	(63,108)	720,061
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets											(371,805)
Change in impairment of amounts due from parent company											24,132
Other gains/losses not included in segment result											(28,600)
Operating profit											343,788
Finance income											205
Finance credit arising from debt restructuring											96,015
Finance costs											(333,258)
Share of profit of associate											705
Profit before taxation											107,455
Taxation											(93,933)
Net profit											13,522
Cash and cash equivalents	12,658	8,237	23,611	826	752	1,268	2,839	3,344	48,734	206,049	308,318
Other current assets											365,238
Non-current assets											2,158,971
Total assets											2,832,527
Capital expenditure	53,956	66,914	18,728	19,098	19,249	4,523	14,845	8,695	75,096	-	281,104
Depreciation and amortisation	39,047	91,842	63,065	22,903	27,946	16,459	8,786	15,369	62,421	-	347,838
Impairment of property, plant and equipment and intangible assets	-	-	-	23,939	-	7	-	3	18	-	23,967

A-5-272

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

6.	Revenue

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets.

31 March 2023	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	239,803	221,632	172,768	90,198	62,707	34,815	95,532	45,666	222,648	1,185,769
Business solutions	12,916	45,170	21,142	21,872	5,849	22,431	4,008	11,599	77,678	222,665
Cable TV and broadband	-	47,588	73,118	-	-	21,385	-	4,278	61,714	208,083
Other	29,718	6,725	4,314	3,665	1,408	323	2,604	1,218	46,793	96,768
Service revenue	282,437	321,115	271,342	115,735	69,964	78,954	102,144	62,761	408,833	1,713,285
Handset and other equipment	1,740	4,250	4,936	11,705	9,930	5,308	1,027	1,832	13,133	53,861
Total revenue	284,177	325,365	276,278	127,440	79,894	84,262	103,171	64,593	421,966	1,767,146

31 March 2022	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	295,117	218,677	165,506	111,917	63,459	33,532	90,917	42,591	214,850	1,236,566
Business solutions	12,941	39,333	18,936	23,711	5,202	22,172	2,369	12,455	65,274	202,393
Cable TV and broadband	-	40,239	70,157	-	-	20,422	-	1,888	58,382	191,088
Other	22,463	13,971	3,425	3,383	1,742	354	3,231	1,738	50,707	101,014
Service revenue	330,521	312,220	258,024	139,011	70,403	76,480	96,517	58,672	389,213	1,731,061
Handset and other equipment	2,515	5,108	3,228	15,131	7,998	3,328	1,355	490	13,221	52,374
Total revenue	333,036	317,328	261,252	154,142	78,401	79,808	97,872	59,162	402,434	1,783,435

31 March 2021	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	298,457	220,361	156,961	119,222	59,430	32,316	83,001	39,396	210,598	1,219,742
Business solutions	11,750	34,976	17,942	22,577	4,963	23,415	2,216	12,619	58,168	188,626
Cable TV and broadband	-	36,535	64,411	-	-	20,530	-	-	51,542	173,018
Other	16,579	18,182	2,694	2,777	1,733	312	3,336	1,023	46,437	93,073
Service revenue	326,786	310,054	242,008	144,576	66,126	76,573	88,553	53,038	366,745	1,674,459
Handset and other equipment	2,075	10,289	5,339	15,077	5,607	4,397	1,466	6,101	15,420	65,771
Total revenue	328,861	320,343	247,347	159,653	71,733	80,970	90,019	59,139	382,165	1,740,230

Equipment sales include revenue from handsets and business solutions equipment.

Revenues in the current year totaling $54,965,000 (2022 - $59,727,000) were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2023 is $74,280,000 (31 March 2022 - $77,824,000). The Group is expecting to recognise this revenue within 1-5 years.

A-5-273

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

7.	Impairment of Amounts due from Parent Company

2023	2022	2021
$’000	$’000	$’000
90,308	(95,177)	24,132

The Group provides funding to its parent companies for their debt service obligations and other costs. A lifetime expected credit loss was recognised in relation to amounts from the parent company. The credit in the year ended 31 March 2023 reflects recovery of balances due from parent company that were previously impaired. The credit in the year ended 31 March 2021 reflects adjustments arising from the group restructuring and receipts into the group from parent entities.

8.	Finance Income and Costs

	2023	2022	2021
	$’000	$’000	$’000
Finance income -
Interest income	375	225	205
Finance costs -
Interest expense on bonds and term loans	(309,851)	(281,762)	(270,679)
Interest element on leases	(33,897)	(40,156)	(39,846)
Amortisation of financing fees	(7,894)	(7,833)	(7,301)
Debt restructuring fees expensed in year	(9,694)	-	-
Other finance related costs	(6,224)	(6,706)	(9,332)
Foreign exchange losses on loans (Note 9)	(4,245)	(1,790)	(6,100)
	(371,805)	(338,247)	(333,258)

A-5-274

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

9.	Net Foreign Exchange Losses

	2023 $’000	2022 $’000	2021 $’000
Foreign exchange losses on loans (Note 8)	(4,245)	(1,790)	(6,100)
Other foreign exchange losses (Note 10)	(49,609)	(74,197)	(17,789)
	(53,854)	(75,987)	(23,889)

10.	Analysis of Expenses

	2023 $’000	2022 $’000	2021 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	101,840	116,151	133,951
Subscriber acquisition costs	73,632	69,642	66,966
Dealer margins and card production costs	66,449	70,069	69,307
Data and roaming charges	18,716	28,745	18,142
USO levies and call taxes	38,927	34,885	31,843
Cable, broadband & other direct operating costs	92,391	100,292	95,774
	391,955	419,784	415,983
Other operating expenses:
Network and IT costs	267,142	236,246	217,251
Advertising and promotion	39,745	39,688	50,705
External and other services	71,361	64,560	71,886
Impairment of financial assets	11,030	21,862	21,984
Other expenses	7,394	3,417	8,589
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(2,985)	3,241	(436)
Other foreign exchange losses (Note 9)	49,609	74,197	17,789
Restructuring costs non - staff related	18,923	-	-
	462,219	443,211	387,768

	2023 $’000	2022 $’000	2021 $’000
Other income:
Orange litigation gain	110,420	-	-

The principal element of an initial award of €160 million for principal and interest received in the year ended 31 March 2021 from Orange S.A. was confirmed by the Court of Cessation on 1 March 2023 and $110.4 million has been recognised as other income. The interest element of the proceeds from the award are still subject to appeal and, accordingly, the provision has been retained until the appeal has concluded (See Note 30 for further details). The amounts noted above are Digicel’s share as the total award of approximately €250 million was shared with the original owners of the French West Indies business.

A-5-275

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

11.	Staff Costs

	2023	2022	2021
	$’000	$’000	$’000
Salaries	218,050	216,011	199,144
Statutory contributions	17,975	17,505	17,306
Pension contribution (Note 29)	6,270	4,900	5,933
Employee profit share scheme	19,151	3,408	592
Termination costs	2,716	8,610	-
Other staff related costs	21,739	15,996	16,373
	285,901	266,430	239,348

12.	Taxation

At the present time no income, profit, capital transfer or capital gains taxes are levied in Bermuda and accordingly no provision for such taxes has been made by the Group and its subsidiaries incorporated in Bermuda. In the event of such taxes being enacted in Bermuda, the Group has received an undertaking from the Minister of Finance in Bermuda, under the Exempted Undertaking Tax Protection Act, 1966 exempting the Group from all such taxes until 31 March 2035.

The Group’s subsidiaries incorporated in the Cayman Islands, Turks and Caicos, British Virgin Islands and Anguilla are not liable to corporate income taxation under the tax laws of the respective jurisdictions.

Digicel Caribbean Limited (DCL) earns royalty income from Group companies. Where the income of DCL is earned from CARICOM countries, this income is relieved from taxation in Barbados. All other income of DCL is taxed in Barbados under the prevailing rates which currently range from 1% to 5.5%.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:

	2023	2022	2021
	$’000	$’000	$’000
Current income tax	86,598	80,220	83,336
Prior year under/(over) provision	5,669	(5,898)	(7,705)
Deferred taxation (Note 20)	(50,404)	(6,272)	5,138
Withholding tax	15,996	13,933	13,164
Tax charge	57,859	81,983	93,933

A-5-276

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

12.	Taxation (Continued)

The tax on the Group’s (loss)/profit before taxation differs from the theoretical amount that would arise as follows:

	2023	2022	2021
	$’000	$’000	$’000
(Loss)/Profit before tax, net
- operating companies	157,911	339,459	278,691
- holding companies	(343,865)	(466,187)	(171,236)
Group (loss)/profit before tax	(185,954)	(126,728)	107,455
Tax calculated at domestic tax rate applicable to profits in the respective countries	9,633	56,249	58,419
Effect of:
Expenses not deductible for tax purposes	11,925	6,911	22,114
Income in taxable jurisdictions not subject to tax	(3,757)	(2,806)	(6,221)
Adjustments for current tax of prior periods	5,672	(1,311)	(7,705)
Utilisation of tax losses not previously recognised	1,175	-	(288)
Adjustment of deferred tax recognised in respect of unremitted earnings from subsidiaries	-	-	(1,960)
Adjustment for deferred tax of prior periods	8,084	(5,244)	4,532
Current year tax temporary differences for which no deferred income tax asset was recognised	1,893	6,644	5,295
Withholding tax	15,513	13,933	13,164
Other	7,721	7,607	6,583
Actual tax charge	57,859	81,983	93,933

The profit before tax in the year ended 31 March 2021 was primarily due to non-taxable items arising from the gain on debt restructuring.

The decrease in profit before tax in operating companies and the consequent reduction in tax calculated at domestic tax rate applicable to profits are both primarily driven by the underlying performance and application of IAS 29 related to the Haiti operations.

A-5-277

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licences	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	227,422	475,126	86,004	89,299	20,088	139,170	1,037,109
Accumulated amortisation	-	(297,848)	(72,997)	(72,695)	(12,044)	(120,755)	(576,339)
Net book value	227,422	177,278	13,007	16,604	8,044	18,415	460,770

At 31 March 2022
Cost	205,984	426,967	57,936	87,192	18,137	152,235	948,451
Accumulated amortisation	-	(285,597)	(40,455)	(72,944)	(11,574)	(135,122)	(545,692)
Net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

Year ended 31 March 2022
Opening net book amount	227,422	177,278	13,007	16,604	8,044	18,415	460,770
Disposals	835	4,491	10,011	-	117	14,590	30,044
Additions	-	(133)	-	-	-	-	(133)
Impairment	(4,399)	-	-	-	-	-	(4,399)
Amortisation	-	(19,957)	(12,623)	(2,214)	(1,340)	(15,903)	(52,037)
Transfer from PPE (Note 14)	-	899	5,736	-	-	-	6,635
Translation difference	(17,874)	(21,208)	1,350	(142)	(258)	11	(38,121)
Closing net book value	205,984	141,370	17,481	14,248	6,563	17,113	402,759

At 31 March 2023
Cost	198,680	521,221	71,687	69,875	17,788	157,439	1,036,690
Accumulated amortisation	-	(300,799)	(43,645)	(49,478)	(11,006)	(142,199)	(547,127)
Net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Year ended 31 March 2023
Net book amount - 31 March 2022	205,984	141,370	17,481	14,248	6,563	17,113	402,759
Adoption of IAS 29	93,844	33,568	51	-	-	-	127,463
Net book amount - 1 April 2022	299,828	174,938	17,532	14,248	6,563	17,113	530,222
Additions	-	90,594	18,163	-	5	14,226	122,988
Impairment	(101,575)	(24,966)	(101)	-	-	-	(126,642)
Amortisation	-	(28,900)	(9,079)	(1,975)	(1,500)	(15,824)	(57,278)
Transfer from PPE (Note 14)	-	16,495	1,805	-	-	-	18,300
Translation difference	427	(7,739)	(278)	8,124	1,714	(275)	1,973
Closing net book value	198,680	220,422	28,042	20,397	6,782	15,240	489,563

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal.

A-5-278

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

Impairment tests for goodwill (continued)

The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2023	2022
	$’000	$’000
Jamaica	88,693	86,752
Haiti	-	2,714
French West Indies	12,474	13,988
Trinidad & Tobago	16,785	16,785
East Caribbean	10,988	10,988
Curacao	20,785	20,785
Bermuda	17,880	17,880
Other	31,075	36,092
	198,680	205,984

For the year ended 31 March 2023, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each CGU comprising “Other”) for impairment. Impairment of $101,575,000 was identified in the year primarily related to the full impairment of the IAS 29 uplifted goodwill for Haiti. Haiti impairment was $96,558,000 and there was additional impairment in two other CGUs totaling $5,017,000 partly due to the change in discount rates. The remainder of the movement in goodwill shown above is due to the net impact of foreign currency translation movements.

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables (Level 2 hierarchy).

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate at March 2023	Discount Rate at March 2022
Jamaica	0%	48%	10%	19.9%	13.0%
Haiti	2%	29%	10%	26.5%	23.5%
French West Indies	1%	29%	6%	7.6%	3.6%
Trinidad & Tobago	2%	58%	10%	14.1%	6.0%
East Caribbean	2%	40%	10%	15.2%	6.5%
Curacao	1%	41%	10%	13.1%	5.7%
Bermuda	3%	41%	10%	14.9%	5.6%
Other	0% - 3%	4% - 61%	2% - 10%	10.4% - 19.9%	4.9% - 13.0%

A-5-279

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant and Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2021
Cost	152,814	21,870	724,748	2,430,210	81,601	33,214	329,791	3,774,248
Accumulated depreciation	(20,157)	(19,654)	(327,971)	(1,644,497)	(68,648)	(27,818)	(77,129)	(2,185,874)
Net book value	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374

At 31 March 2022
Cost	145,922	18,081	690,046	2,036,652	76,391	22,542	357,694	3,347,328
Accumulated depreciation	(19,864)	(16,924)	(280,562)	(1,333,561)	(67,389)	(18,000)	(114,553)	(1,850,853)
Net book value	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

Year ended 31 March 2022
Opening net book amount	132,657	2,216	396,777	785,713	12,953	5,396	252,662	1,588,374
Additions	-	58	209,156	26,195	536	1,115	52,838	289,898
Disposals	-	-	(727)	(4,397)	-	(77)	(416)	(5,617)
Impairment	-	-	(24,562)	-	-	-	-	(24,562)
Charge for the year	(2,430)	(1,205)	(27,578)	(185,329)	(4,133)	(1,481)	(44,800)	(266,956)
Transfers and reclassifications	-	-	(124,902)	118,267	-	-	-	(6,635)
Effect of change in estimate	-	-	12,038	-	-	-	-	12,038
Translation differences	(4,169)	88	(30,718)	(37,358)	(354)	(411)	(17,143)	(90,065)
Closing net book amount	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475

At 31 March 2023
Cost	157,874	15,714	1,093,821	3,046,520	98,379	40,592	387,282	4,840,182
Accumulated depreciation	(64,592)	(15,246)	(744,118)	(2,317,836)	(87,439)	(27,204)	(164,468)	(3,420,903)
Net book value	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

Year ended 31 March 2023
Net book amount – 31 March 2022	126,058	1,157	409,484	703,091	9,002	4,542	243,141	1,496,475
Adoption of IAS 29	19,730	-	108,411	60,580	8	779	16,459	205,967
Net book amount – 1 April 2022	145,788	1,157	517,895	763,671	9,010	5,321	259,600	1,702,442
Additions	-	-	229,253	-	-	13,592	30,742	273,587
Disposals	-	-	(2,597)	(173)	(73)	(2,927)	(2,847)	(8,617)
Impairment	(40,011)	-	(72,116)	(49,659)	(7)	(573)	(9,633)	(171,999)
Charge for the year	(2,844)	(708)	(61,903)	(158,940)	(4,841)	(1,725)	(52,538)	(283,499)
Reclassification and transfer	(5,214)	20	(221,769)	201,786	6,877	-	-	(18,300)
Effect of change in estimate	-	-	(1,340)	-	-	-	-	(1,340)
Translation differences	(4,437)	(1)	(37,720)	(28,001)	(26)	(300)	(2,510)	(72,995)
Closing net book amount	93,282	468	349,703	728,684	10,940	13,388	222,814	1,419,279

A-5-280

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long term loans (Note 19).

The recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	203,485	224,331
Office buildings	11,431	12,877
Other	7,898	5,933
	222,814	243,141

The depreciation related to the recognised right-of-use assets relate to the following types of assets:

	2023 $’000	2022 $’000
Sites and towers	43,179	34,699
Office buildings	6,880	8,029
Other	2,479	2,072
	52,538	44,800
15.	Investments in Associates and Joint Venture

Investments in associates (comprised of loans and equity investments) are as follows:

	2023 $’000	2022 $’000
(a) Digicel Holdings (Central America) Limited	-	-
(b) Other	7,813	8,654
	7,813	8,654

(a)	The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 100% owned subsidiary Digicel Panama SA.

DHCAL is incorporated in Bermuda and is controlled by Mr. Denis O’Brien. The equity investment in DHCAL was written off in full in 2011 and the Group discontinued recognising its share of losses as at 31 March 2012.

On 6 April 2022, for the year ended 31 March 2022, the Company announced that Digicel Panama would withdraw from the telecommunications market in Panama and apply for voluntary liquidation. From this date, the Group had no significant influence over Digicel Panama with the entity continuing to operate under an administration independent of Digicel.All loans to Digicel Panama have been impaired. The balance sheet presented below has been prepared on the basis that Digicel Panama is not a going concern.

A-5-281

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

15.	Investments in Associates and Joint Venture (Continued)

(a)	(continued)

Summarised statement of comprehensive loss for DHCAL

2022
$’000
Revenue	71,541
Direct operating and subscriber acquisition costs	(25,412)
Operating expenses	(36,627)
Depreciation and amortisation	(21,624)
Operating loss	(12,122)
Net finance costs	(5,176)
Taxation	(179)
Net loss	(17,477)

Summarised balance sheet statement for DHCAL

2022
$’000
Cash and cash equivalents	3,477
Other current assets	8,648
Total current assets	12,125
Non-current assets	35,200
Total Assets	47,325

Current liabilities	39,945
Other non-current liabilities	677,440
Total Liabilities	717,385

The carrying values of intangible assets and property plant and equipment were written down to reflect the amounts they are expected to realise.

(b)	Other associates and joint venture: This balance relates to investments in Haiti with an initial investment of $1,500,000 and a joint venture in St. Lucia.

Total $’000
At 31 March 2021	8,196
Repayment of loan	(1,000)
Share of profit	1,456
Translation differences	2
At 31 March 2022	8,654
Addition	200
Repayment of loan	(1,000)
Share of loss	(41)
At 31 March 2023	7,813

A-5-282

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

16.	Prepayments and other Non-current Assets

	2023 $’000	2022 $’000
Prepayments	24,352	35,636
Other	4,165	3,138
	28,517	38,774

Prepayments include amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 28.

17.	Accounts Receivable and Prepayments

	2023	2022
	$’000	$’000
Trade receivables	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869
Contract assets	20,754	17,129
Prepayments and deposits on equipment	49,286	46,354
Value Added Tax & Corporation Tax recoverable	11,015	5,429
Deferred dealer margins and card production costs	4,894	4,033
Amounts due from parent companies	5,990	4,727
Other debtors	39,365	26,142
	321,054	288,683

Expected credit losses

The expected credit losses are based on the Group’s historical credit losses experienced over a two year period prior to the period end. The historical loss rates are between 1% and 5%.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at year end. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

A-5-283

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

18.	Cash and Restricted Deposits

	2023	2022
	$’000	$’000
Cash and cash equivalents	165,775	171,616
Restricted deposits included in non-current assets	11,673	14,699
Restricted deposits included in current assets	25,806	7,088
	203,254	193,403
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	9,899	10,616
Haitian gourdes	4,336	9,189
Trinidadian dollars	14,345	17,644
Papua New Guinean kina	3,470	3,148
Euro	33,847	45,242
US dollars	119,314	81,334
US dollar pegged currencies	8,024	17,765
Other	10,019	8,465
	203,254	193,403

A-5-284

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases

	2023	2022
	$’000	$’000
Senior and senior secured notes	2,782,234	2,756,902
Senior secured term loans	1,028,191	1,060,892
	3,810,425	3,817,794
Less: Net unamortised discount and fees	(6,614)	(14,715)
	3,803,811	3,803,079
Lease liabilities	295,706	306,751
Licence related obligations	135,115	72,154
	4,234,632	4,181,984
Accrued interest	96,938	68,138
	4,331,570	4,250,122

Current	1,079,907	1,050,152
Non-current	3,251,663	3,199,970
	4,331,570	4,250,122

Details of the outstanding notes of the Group as at 31 March 2023 and 31 March 2022 are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2023 $’000	2022 $’000
DL 2023 Senior Notes	1 March 2023	6.75%	925,000	925,000
DIHL/DIFL 13% 2025 Senior Unsecured Notes	31 December 2025	6.00% cash + 7.00% in kind	380,980	355,649
DIHL/DIFL 2026 Subordinated Notes	31 December 2026	8.00%	250,003	250,003
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	626,251	626,251
DIHL/DIFL 2024 Senior Secured Notes	25 May 2024	8.75%	600,000	600,000
			2,782,234	2,756,903

Digicel Limited and certain of its subsidiaries have issued senior and senior secured notes. In general, the senior and senior secured notes (i) are senior obligations of the issuer of the respective notes that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of such issuer, (ii) contain, in most instances, certain guarantees from various subsidiaries of the issuers of the notes as specified in the respective indentures and (iii) with respect to the senior secured notes, are secured by certain pledges or liens over the assets and/or shares of various subsidiaries. In addition, the indentures governing the notes contain various covenants that among other things limit the Group’s ability to incur additional debt, make dividends or other distributions in respect to capital stock, make certain investments or sell assets, create certain liens or engage in sale and leaseback transactions, engage in certain transactions with affiliates and enter into other lines of business.

A-5-285

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans

	2023 $’000	2022 $’000
Digicel International Finance Limited Term B USD loan	997,225	1,007,775
Digicel Limited facility	8,162	10,928
Onnut Group	22,191	23,808
Turgeau Developments S.A.		17,283
IDOM Technologies	613	1,098
	1,028,191	1,060,892

Digicel International Finance Limited

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.25% or LIBOR (with a LIBOR floor of 0.0%) plus a margin of 3.25%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024. The last election using LIBOR plus the margin noted above has been agreed for the period through to January 2024.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

As of 31 March 2023, the DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets.

There are no financial maintenance covenants for DIFL, however, DIFL is subject to customary affirmative and negative covenants under the DIFL facility including restrictions on investments, debt, liens, acquisitions and restricted payments.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Limited, Digicel Group Holdings Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Holdings Limited and Digicel Limited exceed a threshold specified in the DIFL facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

A-5-286

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Senior Secured Term Loans (continued)

Digicel Limited facility

In October 2021, the Company entered into a $12.05 million reducing loan facility with RBC Royal Bank (Trinidad & Tobago) Limited. The facility has an interest rate equal to the Royal Bank US Prime Rate plus a margin of 0.5% equivalent to 3.75% on inception. The facility has a tenure of four years and two months and is repayable in equal monthly instalments of 2% commencing in November 2021 with the balance due in full in December 2025.

Onnut Property Holdings (Jamaica 1) Limited

Onnut Property Holdings (Jamaica 1) Limited (“Onnut”), owns the Group’s headquarter offices in Kingston, Jamaica and has a syndicated loan facility with National Commercial Bank Jamaica Limited and Sagicor Bank Jamaica Limited. The facility was granted for a period of ten years and is due to mature in December 2026. The interest rate was LIBOR + 5.8963% until maturity subject to a minimum floor of 6.75%. The LIBOR rate will be replaced by the 3 month Secured Overnight Financing Rate (“SOFR”) + 6.1963% effective from 28 September 2023.

Turgeau Developments S.A. facility

On 11 June 2014, Turgeau Developments S.A. (“TDSA”) a wholly owned subsidiary of Digicel Limited, entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of Digicel’s corporate offices in Port-au-Prince Haiti. In June 2022, the IFC assigned the rights to the loan to the group’s ultimate parent company Digicel Group Holdings Limited (“DGHL”). The terms of the loan as part of this transaction remain unchanged.

IDOM Technologies

IDOM Technologies has senior secured facilities with an aggregate principal amount outstanding of $0.6 million as of 31 March 2023.

Licence-related obligations

License-related obligations comprise long-term payables in respect of telecommunication licenses in various jurisdictions. Amounts are payable in annual instalments and discounted to present value using discount rates ranging from 10.8% to 12%. The remaining license periods range from 1 to 24 years. During the year ended 31 March 2023, New Millennium Telecom Services N.V., trading as Digicel Aruba, agreed new terms for the renewal of its spectrum licenses in Aruba. The total fixed cost of $54.7 million for this license is payable in fixed instalments of $5.5 million per year through to 2033.

A-5-287

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

19.	Long Term Loans and Leases (Continued)

Movement in Long Term Loans and Leases:

	Lease liabilities $’000	Loans and other $’000	Total $’000
At 31 March 2021	295,013	3,856,852	4,151,865
Net movement in financing cash flow	(33,557)	(24,480)	(58,037)
Non-cash changes:
Additions	52,838	13,615	66,453
PIK interest	-	23,647	23,647
Interest accretion	-	2,503	2,503
Amortised discount and fees including fees expensed	-	7,833	7,833
Surrender of Leases/Licenses	(4,115)	(93)	(4,208)
Foreign exchange movements	(3,428)	(4,644)	(8,072)
At 31 March 2022	306,751	3,875,233	4,181,984
Net movement in financing cash flow	(34,967)	(43,234)	(78,201)
Non-cash changes:
Additions	30,742	86,047	116,789
PIK interest	-	25,331	25,331
Interest accretion	-	3,683	3,683
Amortised discount and fees including fees expensed	-	8,101	8,101
Transfer of liability to Intercompany	-	(16,754)	(16,754)
Surrender of Leases/Licenses	(5,157)	-	(5,157)
Foreign exchange movements	(1,663)	519	(1,144)
At 31 March 2023	295,706	3,938,926	4,234,632

A-5-288

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction. Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2023	2022
	$’000	$’000
Asset at 1 April	31,057	27,894
Adoption of IAS 29	(74,271)	-
Restated 1 April	(43,214)	27,894
Credited to the consolidated statement of comprehensive income (Note 12)	50,404	6,272
Translation differences	(2,463)	(3,109)
Asset at 31 March	4,727	31,057
Comprising:
Deferred income tax assets	54,031	60,549
Deferred income tax liabilities	(49,304)	(29,492)
	4,727	31,057

Deferred income tax assets and liabilities are attributable to the following items:

	2023	2022
	$’000	$’000
Deferred income tax assets:
Unrealised exchange losses	3,930	20,240
Interest payable	10,103	3,449
Temporary differences on asset depreciation	18,809	23,754
Impairment provision as per IFRS 9	2,247	3,192
Tax losses carried forward	3,066	1,692
Lease liabilities	10,129	7,480
Other provisions	11,206	11,494
	59,490	71,301
Deferred income tax liabilities:
Accelerated tax depreciation	50,422	33,140
Fair value of acquired intangibles and property, plant and equipment	228	2,967
Other temporary differences	4,113	4,137
	54,763	40,244
Net asset at 31 March	4,727	31,057

A-5-289

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

20.	Deferred Taxation (Continued)

The amounts shown in the balance sheet include the following:

	2023	2022
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	41,732	47,532
Deferred tax liabilities to be settled after more than 12 months	55,563	36,786

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $23,415,000 (2022: $4,600,000).

21.	Trade and Other Payables

	2023	2022
	$’000	$’000
Trade payables	96,446	82,370
Accrued liabilities	202,396	186,172
Contract liabilities	61,229	54,965
Subscriber deposits	13,574	14,576
Statutory creditors	48,533	29,606
Other	26,978	30,561
	449,156	398,250

Contract liabilities

	2023	2022
	$’000	$’000
Current portion	61,229	54,965
Non-current portion (Note 22)	13,051	22,859
	74,280	77,824

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as the performance obligations are satisfied.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from the Group’s business solution offerings and indefeasible rights of use (IRUs) contracts.

A-5-290

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

22.	Other Long Term Liabilities

	2023	2022
	$’000	$’000
Contract liabilities	13,051	22,859
Other creditors	6,696	23,209
	19,747	46,068

23.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 31 March 2021	265	60,744	188,235	249,244
Utilised during the year	(134)	(9,337)	(685)	(10,156)
Provided during the year	63	17,590	6,782	24,435
Translation difference	-	(3,051)	(10,343)	(13,394)
At 31 March 2022	194	65,946	183,989	250,129
Utilised during the year	(162)	(10,735)	(126,621)	(137,518)
Provided during the year	27	6,161	4,852	11,040
Translation difference	-	(9,528)	(3,707)	(13,235)
At 31 March 2023	59	51,844	58,513	110,416

	2023	2022
	$’000	$’000
Analysis of total provisions:
Non-current	52,168	243,316
Current	58,248	6,813
	110,416	250,129

A-5-291

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

23.	Provisions (Continued)

a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the Group’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located. These costs are expected to be incurred between 2029 and 2034, however there is a possibility that restoration will not take place until after this period. The provision is estimated using existing technology, at current prices, and discounted using a real discount rate of 6-19% (2022: 4 - 17%) based on the country.

c)	Other

Other includes $50.6 million (€46.5 million) for Digicel’s share of the interest element of an initial award of €160 million representing Digicel’s share of net cash proceeds for principal and interest received during the year ended 31 March 2021 from Orange S.A. (see Note 31). The principal element of the award was confirmed by the Court of Cessation on 1 March 2023 and Digicel’s share less related costs of $110.4 million has been recognised in other income (see Note 10). The interest element of the proceeds from the award are still subject to appeal and, accordingly, a provision has been retained for the amounts received until the appeal is concluded.

Remaining provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

24.	Share Capital

	2023	2022
	$’000	$’000
Authorised -
10,000 common shares of $1.00 each	10	10
Issued and fully paid -
1,000 common shares of $1.00 each	1	1

25.	Equity Compensation Reserve

The Group’s ultimate parent company, Digicel Group Holdings Limited, had issued share options to employees of the Group under long term incentive plans that were accounted for as equity settled instruments as the Company and its subsidiaries had no obligation to settle the options in cash. The plans were cancelled in July 2016 and January 2020.

A-5-292

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

26.	Non-Controlling Interests

	2023	2022
	$’000	$’000
At beginning of year	46,711	44,489
Share of net profits	7,936	6,848
Disposal of minority interest in subsidiary	114	-
Dividends to non-controlling interests	(2,525)	(5,179)
Effect of translation	(992)	-
Acquisition of non-controlling interest	-	553
At end of year	51,244	46,711

27.	Related Party Transactions

During the year, the Group had the following transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2023	2022	2021
	$’000	$’000	$’000
Key management compensation:
Salaries and other short term benefits	14,362	10,733	11,781
Long term incentive plan	4,218	6,791	5,744
DPL sale completion bonus	8,000	-	-
	26,580	17,524	17,525
Related party transactions:
Long term incentive plan and DPL sale completion bonus	3,666	989	836
Reimbursed expenses	398	165	223
Other fees	250	279	280
Financing fees	8,292	300	3,300
Office rental	-	-	970
Aircraft costs	10,344	8,332	7,512
Construction and maintenance fees	18,369	11,733	13,768
	41,319	21,798	26,889

Management compensation comprises salaries and other short-term employee benefits payable to directors and key management. The long term incentive plan (“LTIP”) cost is the amounts payable for participants in the LTIP. Participants also include key management for Island Capital Services Limited and amounts related to payments have been included under related party transactions. Final payments will be determined based on results for the year ended 31 March 2023. Inputs into the calculation include EBITDA and Net Debt. The maximum payout possible under the LTIP is estimated at $25 million for directors and key management.

The Group has been charged $398,000 (2022: $165,000, 2021: $223,000) from Island Capital Management Services Limited, a company controlled by Mr. Denis O’Brien, in respect of expenses paid on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

A-5-293

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

27.	Related Party Transactions (Continued)

The Group has been charged other fees of $250,000 (2022: $279,000, 2021: $280,000) by Island Capital Management Services Limited mainly in respect of office rental, staff and related costs.

The Group has engaged the services of Island Capital Management Services Limited to assist the Group in raising debt, debt restructuring and other financings. Retainer Fees of $1,292,000 per annum were paid in the year ended 31 March 2023 (2022: $300,000, 2021: $300,000). The retainer fee payable in 2023 was amended to reflect the additional services provided by Island Capital related to the current debt restructuring. In addition, a completion fee of $7,000,000 was paid in connection with the disposal of the Pacific business during the year ended 31 March 2023.

AC Executive Aviation Services manages an airplane owned by a company controlled by Mr. Denis O’Brien, and provides the Group with the use of this airplane on an as needed basis. Rental charges of $10,344,000 (2022: $11,850,000, 2021: $10,782,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), to install and maintain a fibre optic network and other network facilities operated by the Group across six markets. Actavo secures the business from Digicel through a competitive tender process involving other vendors. Actavo is affiliated with Mr. O’Brien through his shareholding. The Group was charged $18,369,000 (2022: $11,733,000, 2021: $13,768,000) during the year mainly relating to maintenance and network expansion in Trinidad, Jamaica, Barbados and BVI.

During the year, a number of directors agreed to purchase shares in Prism Financial Services Holdings Limited at fair value. The total consideration received was $4,069,000 for 8% of the issued share capital of this company.

28.	Commitments

a)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $91.4 million (2022: $123.3 million).

b)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $64.3 million (2022: $110.4 million) over the lifetimes of these agreements.

c)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $8.0 million (2022: $19.1 million).

29.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $6,270,000, $4,900,000 and $5,933,000 in 2023, 2022 and 2021, respectively.

A-5-294

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation

The Group is party to litigation relating to its operations. In management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of material cases outstanding.

Contingent Liabilities:

a)	Digicel Guyana Constitutional Challenge - Digicel filed a suit in Guyana in 2009 challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which GT&T exercised. This matter was heard by the Chief Justice who retired before handing down a decision. The Courts are now in the process of arranging a re-hearing. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity of the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana. While GT&T has not particularised the amount of its claim, it is understood to be likely to be in the region of US$50 million. Digicel disputes this position. In September 2022, the Guyana Court dismissed several of GT&T’s claims for damages, but these decisions are the subject of on-going appeals by GT&T. The telecommunications market in Guyana was liberalised in late 2020 and therefore these cases relate to historical matters and do not have any bearing on the regulation of the market going forward.

b)	French West Indies – In June 2013, Outremer Telecom (“OMT”) filed a claim against Digicel before the commercial court seeking an award of damages to compensate for the alleged harm it suffered as a result of an abuse of dominant position carried out by Digicel in the French West Indies.

OMT initially claimed an award of €1 million as damages as a result of the alleged practice. In May 2018, OMT and Digicel were ordered by the Court to disclose information and data related to their respective activities. In October 2020, OMT substantially increased its claim to €29 million. The next hearing is scheduled for 20 September 2023. We are assessing projected legal costs and other considerations with a view to a possible settlement.

A-5-295

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Contingent Liabilities: (Continued)

c)	Haiti - Unigestion Holding SA v UPM & Tran – this is a US (Federal District Court Oregon) action commenced by Digicel in relation to UPM’s involvement in bypass activities affecting Haiti. he Defendants filed a counterclaim asserting (among other things) that the bypass is lawful and that to restrict it is a violation of US telecommunications law (in relation to which the Defendant claims approximately US$60 million). After a full trial, Unigestion won a jury award of US$5.4 million in damages and US$4.1 million in punitive damages against UPM and Tran. However, this decision is subject to appeal by UPM, with no formal judgments having been entered yet. On 21 February 2023, UPM filed a complaint to the Federal Communications Commission (FCC) against Digicel Haiti. Digicel Haiti filed its response on 23 February 2023. In effect, the FCC is now seised of the fundamental jurisdictional issues that arise in relation to UPM’s counterclaim. Only a redacted version of the response was filed to the public docket due to confidentiality and privacy purposes. Similarly, a confidentiality request has been filed in order to request for confidential treatment of their response which may contain confidential and sensitive information, especially relating to Digicel Haiti’s current roaming agreements partners in the USA. The FCC’s decision is expected in July 2023. Entry and enforcement of the judgment has been stayed pending the outcome of the FCC litigation.

d)	Haiti - On 6 February 2019, Unigestion was served with notice of a class action in the United States (Federal District Court New York) alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The plaintiffs allege that Unigestion’s collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful including by reason of alleged anti-trust violations. The Court granted Unigestion the motion to dismiss on 11 March 2021. The plaintiffs filed their appellate brief on 1 June 2021 to the Second Circuit Court of Appeals and that was substantially successful with the matter being remitted to the Federal District Court. On 23 May 2022, the plaintiffs were unsuccessful in seeking an injunction restraining Unigestion from collecting the levies. At a subsequent case conference, the District Judge requested that Unigestion now bring forward all outstanding motions to dismiss. Judgment on our renewed application to have these proceedings struck out is still awaited.

Other Litigation

e)	Proceedings with Orange in the French West Indies - In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006 from Bouygues Telecom SA (“BTSA”), sued Orange Caraïbe SA and Orange France SA (“Orange”) before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). The original terms of the sale and purchase agreement stipulated that 50% of any award received by Digicel would be payable to BTSA as the original vendor

In February 2018, following a number of judgments and subsequent appeals by Orange, the Court of Appeal rejected Orange’s application for a stay of provisional enforcement and ordered Orange to pay an award of €346 million into an escrow account maintained by the French State.

A-5-296

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

30.	Contingent Liabilities and Other Litigation (Continued)

Other Litigation (Continued)

e)	Proceedings with Orange in the French West Indies (continued)

Orange paid €346 million this emount escrow with the Caisse des dépôts et consignations (“CDC”) pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).

In June 2020, the Court of Appeal ruled against Orange and ordered them to pay to Digicel an amount of approximately €250 million in damages. Orange appealed that the amount of damages to be paid under the Appeal Ruling should have been approximately €223 million. On 30 September 2020, the Paris Court of Appeal dismissed Orange’s appeal and confirmed its June decision. Following the Appeal Ruling, and subsequent negotiations with BTSA which resulted in the 50% share due to BTSA being reduced to approximately 34%, Digicel received approximately €160 million in the year ended 31 March 2021.

On 1 March 2023, the French Supreme Court confirmed that the amount of the underlying judgment for the principal award was correct but set aside the award of interest. As a result, Orange has demanded repayment of the total sum of interest previously paid to Digicel (and BTSA). The parties have since filed further appeals to the Court of Appeal, which matters remain pending.

Separately, Digicel has opened without prejudice negotiations with Orange seeking to agree the amount of excess interest (as the parties’ respective calculations do not differ significantly) and potential repayment terms. Digicel is also pursuing engagement with BTSA on its contribution to the excess interest repayment, based on its pro-rata entitlement of the amounts recovered. Therefore, a provision continues to be recognised for the interest proceeds received as the interest amount is still undetermined under the above proceedings.

31.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables license-related obligations and lease liabilities. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

A-5-297

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

Board of Directors

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees/departments for managing and monitoring risks, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

A-5-298

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including maintaining sufficient undrawn borrowing facilities to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has cash balances of $166 million at 31 March 2023, however, users of the financial statements should refer to Note 33 and the subsequent impact on cash as a result of the restructuring support agreements agreed with certain group’s of bondholders; and

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the maturity profile of the Group’s financial liabilities at 31 March based on contractual undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2023:
Interest bearing borrowings	925,256	3,627	11,661	2,957,222	-	3,897,766
Interest on borrowings	36,448	95,419	136,063	193,126	-	461,056
Lease liabilities	6,312	10,527	47,957	208,491	160,651	433,938
Licence related debt	5,287	1,856	19,953	85,150	94,005	206,251
Trade and other payables	119,047	71,757	135,016	-	-	325,820
Total financial liabilities	1,092,350	183,186	350,650	3,443,989	254,656	5,324,831

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2022:
Interest bearing borrowings	7,162	5,720	13,161	3,645,171	270,097	3,941,311
Interest on borrowings	220	86,730	176,398	631,398	21,161	915,907
Lease liabilities	6,818	819	13,680	54,300	40,968	116,585
Licence related debt	4,317	10,314	41,149	238,568	175,875	470,223
Trade and other payables	88,893	76,532	173,089	-	-	338,514
Total financial liabilities	107,410	180,115	417,477	4,569,437	508,101	5,782,540

A-5-299

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian gourde, Euro and Surinamese dollar. The Haitian Gourde and Surinamese Dollar are currencies of hyperinflationary economies (Note 2b). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk where possible by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions and centralizing cash pools in USD or Euros with minimal amounts of local currency.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Foreign currency sensitivity

The following table details the Group’s sensitivity to a percentage change in the currencies to which the Group has significant exposure against the US dollar. The percentages below are the sensitivity rates that represent management’s assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a percentage change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries. The table presents the effect of a percentage depreciation of the relevant currencies relative to the US dollar. A positive number below indicates an improvement in profitability whilst a negative number indicates a reduction in profitability.

A-5-300

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

Foreign currency sensitivity (continued)

	2023	2023	2022	2022
	Change %	$’000	Change %	$’000
Jamaican Dollar	6	(1,967)	8	(6,477)
Haitian Gourde	18	(2,854)	19	(859)
Euro	3	(1,388)	1	(581)
Surinamese Dollar	32	(1,024)	21	(433)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2023, 73% (2022: 72%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest. All other interest-bearing financial liabilities in currencies other than United States dollars had a variable rate of interest.

Interest rate sensitivity

At 31 March 2023, if interest rates on US dollar denominated borrowings had been 100 basis points higher with all other variables held constant, loss before taxation for the year would have been $10,276,000 (2022: $10,598,000) higher, as a result of higher interest expense on floating rate borrowings.

A-5-301

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s receivables from customers and investment activities. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

(ii)	Accounts receivable and contract assets

Accounts receivable and contract assets are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relates to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licenses are normally issued only to creditworthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

A-5-302

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(ii)	Accounts receivable and contract assets (continued)

The lifetime expected credit loss for trade receivables is as follows:

	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
31 March 2023	1,661	3,227	6,105	8,578	19,571

31 March 2022	2,614	1,321	4,576	14,232	22,743

No material allowance for expected credit losses related to contract assets was identified.

Movements on the provision for impairment of trade receivables are as follows:

	2023 $’000	2022 $’000
At 1 April	22,743	36,556
Provision for receivables impairment	11,094	21,862
Receivables written off during the year as uncollectible	(13,808)	(35,512)
Foreign exchange movements	(458)	(163)
At 31 March	19,571	22,743

The following table summarises the Group’s trade receivables at their carrying amounts, as categorised by the customer sector:

	2023 $’000	2022 $’000
Post paid subscribers	55,068	67,517
Other telecom operators	24,970	29,500
Distribution agents and others	129,283	110,595
	209,321	207,612
Less: Provision for impairment	(19,571)	(22,743)
	189,750	184,869

(iii)	Guarantees

The Group’s normal policy is not to provide financial guarantees to any party other than subsidiaries and associates. At 31 March 2023 and 31 March 2022, the Group did not provide financial guarantees to any other party.

A-5-303

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

31.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating. The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt. Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability. For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures. Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS, and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio. As at 31 March 2023 and 31 March 2022 the Group had complied with its debt incurrence covenants.

The Debt to EBITDA ratio at 31 March 2023 and 2022 were as follows:

	2023 $’000	2022 $’000
High yield bonds	1,561,703	1,536,513
Senior secured debt and other interest-bearing loans	2,254,442	2,269,862
Total Debt	3,816,145	3,806,375
Last twelve months EBITDA	705,464	745,209
Total Debt to EBITDA ratio	5.4	5.1

There were no changes to the Group’s approach to capital management during the year.

A-5-304

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

32.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party and balances reflect their approximate fair values due to the short-term nature of these instruments;

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying values of variable rate loans approximate to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy.

The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities	2023 $’000	2023 $’000	2022 $’000	2022 $’000
DL 2023 Senior Notes	925,000	195,984	925,000	862,563
DIHL/DIFL 2024 Senior Secured Notes	600,000	549,000	600,000	599,250
DIHL/DIFL 2024 Senior Secured Notes	626,251	573,020	626,251	625,468
DIHL/DIFL 2025 Senior Unsecured Notes	380,980	237,875	355,649	354,760
DIHL/DIFL 2026 Subordinated Notes	250,003	53,751	250,003	233,128
	2,782,234	1,609,630	2,756,903	2,675,169

33.	Subsequent Event

On 29 May 2023, Digicel’s parent company, Digicel Group Holdings Limited(DGHL) announced that it had entered into a restructuring support agreement (the “DGHL RSA”) with an ad hoc group of holders (the “DGHL AHG”) of DGHL’s 8.0% Senior Cash Pay/PIK Notes due 2025 (the “DGHL Unsecured Notes”), and 7.00% PIK Perpetual Convertible Notes (the “DGHL Subordinated Notes” and, together with the DGHL Unsecured Notes, the “Notes” and, the beneficial holders thereof, the “Noteholders”), an ad hoc group of crossover holders who hold DGHL Unsecured Notes, DGHL Subordinated Notes and indebtedness of both Digicel Limited and Digicel International Finance Limited (the “Crossover AHG”), and DGHL shareholder, Denis O’Brien.

The DGHL AHG and the Crossover AHG are material debt holders of DGHL, which at the time of the announcement owned approximately: (i) 82.7% of the DGHL Unsecured Notes and (ii) 84.6% of the DGHL Subordinated Notes. Digicel’s operating companies, which are owned by subsidiaries of DGHL, are not directly impacted by the DGHL RSA.

A-5-305

Digicel Limited
Notes to the Consolidated Financial Statements
Year ended 31 March 2023
(expressed in United States dollars unless otherwise indicated)

33.	Subsequent Event (Continued)

Upon consummation and subject to the fulfilment of certain conditions precedent, the consensual financial restructuring contemplated in the DGHL RSA (the “Restructuring”) will, among other things, provide the following treatment to the bondholders:

•	DGHL Unsecured Notes: holders of DGHL Unsecured Notes will receive cash distributions of $163.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain future distributions from the proceeds of the sale of Digicel Pacific Limited (the “Future DPL Sale Proceeds”) and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Unsecured Notes; and

•	DGHL Subordinated Claims: holders of DGHL Subordinated Notes will receive cash distributions of $19.5 million (to be allocated among such holders on a pro rata basis), as well as either secured contingent value rights or new secured limited recourse notes in respect of certain distributions from the Future DPL Sale Proceeds and any remaining assets of DGHL, in full and final satisfaction of any claims arising under the DGHL Subordinated Notes.

In addition, Digicel Limited and certain of its subsidiaries (together, “DL”) will receive cash distributions of $110.2 million, and the terms of certain intercompany balances owed by DGHL to DL will be amended to be limited recourse to an agreed maximum allocation of certain distributions from the Future DPL Sale Proceeds in full and final satisfaction of any claims arising in connection with such intercompany balances.

The DGHL RSA contemplates that the Company will commence a Bermuda scheme of arrangement and U.S. chapter 15 recognition proceedings to implement the Restructuring.

On 27 June 2023, the Group announced that Digicel Limited (“DL” and, together with its subsidiaries, the “DL Group”) and its board of directors had signed a restructuring support agreement (the “DL RSA”) with the Crossover AHG, members of an ad hoc group of Digicel International Finance Limited (“DIFL”) secured lenders (the “DIFL Secured AHG” and Denis O’Brien.

The Crossover AHG and the DIGL Secured AHG are material debt holders of the DL Group and the DL RSA has been executed by holders of approximately 78% of DL’s 6.750% Senior Notes due 2023 (the “DL Notes”), DIFL’s 8.0% Subordinated Notes due 2026 (the “DIFL Subordinated Notes”), DIFL’s 13.0% Senior Cash Pay/PIK Notes due 2025 (the “DIFL Unsecured Notes”), DIFL’s 8.750% Senior Secured Notes due 2024 (“DIFL Secured Notes”), and of the DIFL Term Loans due 2024 (the “DIFL TLB”).

Upon consummation of the transactions contemplated within the DL RSA (the “DL/DIFL Restructuring”) and the transactions contemplated by the DGHL RSA, the Digicel Group’s consolidated debt will be reduced by approximately $1.7 billion, and its annual cash interest expense reduced by approximately $120 million, whilst ensuring sufficient cash to fund operations and investment in key growth areas.

The proposed comprehensive financial restructuring is expected to equitize 100% of the DL Notes and the DIFL Subordinated Notes as well as refinance and extend the maturity of the DL Group’s other funded indebtedness. The DL RSA contemplates that the DL Group will implement the DL/DIFL Restructuring through an exchange offer for its DIFL Subordinated Notes, Bermuda schemes of arrangement (the “Bermuda Schemes”) and U.S. chapter 15 recognition proceedings in respect of the consensual financial restructuring. Consummation of the Bermuda Schemes is subject to required regulatory and other governmental approvals.

A-5-306

The Exchange Agent for the Exchange Offer and Solicitation is:

Epiq Corporate Restructuring, LLC

By Mail, Hand or Overnight Delivery

777 Third Avenue, 12th Floor New York, New York 10017 Attention: Solicitation Group Telephone: (646) 362-6336 Email: tabulation@epiqglobal.com, with reference to “Digicel” in the subject line.

Any questions or requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth below. Requests for additional copies of this offering memorandum may be directed to the Information Agent. Eligible Holders may also contact their Nominee for assistance concerning the Exchange Offer and Solicitation.

The Information Agent for the Exchange Offer and Solicitation is:

Epiq Corporate Restructuring, LLC

777 Third Avenue, 12th Floor New York, New York 10017 Attention: Solicitation Group Telephone: (646) 362-6336 Email: tabulation@epiqglobal.com, with reference to “Digicel” in the subject line.

A-5-307

APPENDIX 6

AMENDED AND RESTATED CREDIT AGREEMENT

A-6-1

Appendix 6

AMENDED AND RESTATED FIRST LIEN CREDIT AGREEMENT

Dated as of [•], 2023

among

DIGICEL INTERMEDIATE HOLDINGS LIMITED,
as Holdings,

DIGICEL INTERNATIONAL FINANCE LIMITED,
as the Borrower,

DIFL US, LLC,
as the Co-Borrower,

THE LENDERS PARTY HERETO,

and

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent and Collateral Agent

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A-6-5

A-6-6

SCHEDULES:

Schedule 1.01(a)	–	Agreed Security Principles
Schedule 1.01(b)	–	Commitment Schedule
Schedule 1.01(c)	–	Closing Date Subsidiary Guarantors
Schedule 1.01(d)	–	Existing Credit Facilities
Schedule 1.01(e)	–	Existing Joint Ventures
Schedule 3.05	–	Fee Owned Real Estate Assets
Schedule 3.13	–	Subsidiaries
Schedule 6.01	–	Existing Indebtedness
Schedule 6.02	–	Existing Liens
Schedule 6.06	–	Existing Investments
Schedule 6.07	–	Certain Dispositions
Schedule 9.01	–	Borrower’s Website Address for Electronic Delivery
Schedule 9.20	–	Parallel Debt Provisions

EXHIBITS:

Exhibit A-1	–	Form of Assignment and Assumption
Exhibit A-2	–	Form of Affiliated Lender Assignment and Assumption
Exhibit B	–	Form of Borrowing Request
Exhibit C	–	Form of Compliance Certificate
Exhibit D	–	Form of Interest Election Request
Exhibit E	–	Form of Environmental Compliance Certificate
Exhibit F	–	[Reserved]
Exhibit G	–	Form of Promissory Note
Exhibit H	–	[Reserved]
Exhibit I	–	Form of Guaranty Agreement
Exhibit J	–	Form of First Lien Intercreditor Agreement
Exhibit K	–	Form of Junior Lien Intercreditor Agreement
Exhibit L-1	–	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships
For U.S. Federal Income Tax Purposes)
Exhibit L-2	–	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit L-3	–	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit L-4	–	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit M	–	Form of Solvency Certificate

A-6-7

AMENDED AND RESTATED FIRST LIEN CREDIT AGREEMENT

AMENDED AND RESTATED FIRST LIEN CREDIT AGREEMENT, dated as of [•], 2023 (this “Agreement”), by and among Digicel Intermediate Holdings Limited, a Bermuda company (“Holdings”), Digicel International Finance Limited, a Bermuda holding company (the “Borrower”), DIFL US, LLC, a Delaware limited liability company (the “Co-Borrower”), the Lenders from time to time party hereto, and Wilmington Savings Fund Society, FSB (“WSFS”), in its capacities as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), as collateral agent for the Secured Parties (in such capacity, together with each additional collateral agent appointed hereunder from time to time, a “Collateral Agent” and collectively, the “Collateral Agents”).

RECITALS

WHEREAS, the Lenders provided financing to the Borrower pursuant to the First Lien Credit Agreement, originally dated as of May 25, 2017, among, inter alios, the Borrower, the lenders party thereto, Citibank, N.A., as administrative agent for the lenders thereunder and collateral agent for the secured parties thereunder (as amended by pursuant to that certain First Amendment to the First Lien Credit Agreement dated as of January 29, 2018, that certain Second Amendment to First Lien Credit Agreement, dated as of February 26, 2019, that certain Revolving Facility Refinancing Amendment, dated as of May 22, 2020, and that certain Bridge Facility Amendment (Fourth Amendment to First Lien Credit Agreement), dated as of June 27, 2023, the “Existing First Lien Credit Agreement”); and

WHEREAS, on June 27, 2023, Holdings, the Borrower, certain Subsidiaries of the Borrower and the Lenders entered into that certain RSA (as defined below), pursuant to which they agreed upon the material terms of a comprehensive restructuring with respect to Holdings, the Borrower and the Subsidiaries’ capital structure in accordance with and subject to the terms and conditions set forth thereto (the “Restructuring”).

WHEREAS, the Restructuring shall be implemented by way of schemes of arrangement (collectively, the “Scheme Transaction”);

WHEREAS, on the Closing Date (as defined in the RSA), upon the consummation of the Scheme Transaction and subject to the terms and conditions set forth in the RSA, the DIFL Term Loan Claims (as defined in the RSA) under the Existing First Lien Credit Agreement which remain owed to the Lenders on the Closing Date shall be, pursuant to the RSA, (i) with respect to the DIFL Term Loan Claims representing principal amounts owed, continued as Loans hereunder in an aggregate principal amount equal to $[992,000,000], plus any amounts of the DIFL Secured Debt Work Payment and the DIFL Term Loan Commitment Payment that the applicable recipients elect to receive in the form of Initial Term Loans pursuant to the Scheme Transaction (collectively, the “Initial Term Loans”), (ii) with respect to all other DIFL Term Loan Claims, paid in full in cash and (iii) with respect to the Bridge Facility Claims (as defined in the RSA), satisfied in full and extinguished either through being paid in cash with the proceeds of Exit Preferred Equity (as defined in the RSA) or being converted into Exit Preferred Equity;

NOW THEREFORE, the parties hereto agree as follows:

Article 1            DEFINITIONS

Section 1.01.          Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

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“2024 Senior Secured Indenture” means that certain indenture, dated as of March 15, 2019, by and among Holdings, the Borrower, the Guarantors named therein and Deutsche Bank Trust Company Americas, as trustee.

“2024 SSNs” means the 8.750% Senior Secured Notes due 2024 issued by Holdings and the Borrower pursuant to the 2024 Senior Secured Indenture.

“2027 Senior Secured Indenture” means that certain indenture, dated as of the Closing Date, by and among Holdings, the Borrower, the Guarantors party named therein and the 2027 Secured Notes Trustee.

“2027 SSNs” means the 9.000% Senior Secured Notes due 2027 issued by Holdings and the Borrower pursuant to the 2027 Senior Secured Indenture.

“2027 Secured Notes Trustee” means Wilmington Savings Fund Society, FSB.

“ABR Loan” or “ABR Borrowing”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, bear interest at a rate determined by reference to the Alternate Base Rate.

“ABR Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Acceptable Intercreditor Agreement” means each of the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement, a Market Intercreditor Agreement or another intercreditor agreement that is reasonably satisfactory to the Collateral Agent (which may, if applicable, consist of a collateral proceeds “waterfall”).

“ACH” means automated clearing house transfers.

“Additional Agreement” has the meaning assigned to such term in Article 8.

“Additional Commitment” means any commitment hereunder added pursuant to Sections 2.22, 2.23 or 9.02(c).

“Additional Credit Facilities” means any credit facilities added pursuant to Sections 2.22, 2.23 or 9.02(c).

“Additional Lender” has the meaning assigned to such term in Section 2.22(b).

“Additional Loans” means any Incremental Revolving Loans and any Additional Term Loans.

“Additional Notes” means additional 2027 SSNs that Holdings and the Borrower are permitted to issue under the 2027 Senior Secured Indenture.

“Additional Revolving Credit Exposure” means, with respect to any Lender at any time, the aggregate outstanding principal amount at such time of all Additional Revolving Loans of such Lender.

“Additional Revolving Loans” means any revolving loan added hereunder pursuant to Section 2.22.

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“Additional Term Loan” means any Term Loan added or extended pursuant to Section 2.22 or 2.23.

“Additional Term Loan Commitment” means any commitment to make Additional Term Loans pursuant to Section 2.22 or 2.23.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment.

“Administrative Agent” has the meaning assigned to such term in the preamble to this Agreement.

“Administrative Questionnaire” has the meaning assigned to such term in Section 2.22(d).

“Adverse Proceeding” means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Holdings, the Borrower or any of their Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign, whether pending or, to the knowledge of Holdings, the Borrower or any of their Subsidiaries, threatened in writing, against or affecting Holdings, the Borrower or any of their respective Subsidiaries or any property of Holdings, the Borrower or any of their respective Subsidiaries.

“Affiliate” means, with respect to any specified Person: (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or (b) any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliated Lender” means any Lender that is (or that is affiliated with) Holdings, the Borrower, an Investor (except an Other Investor), or any of their respective Subsidiaries.

“Affiliated Lender Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Affiliated Lender (with the consent of any party whose consent is required by Section 9.05) and accepted by the Administrative Agent in the form of Exhibit A-2 or any other form approved by the Administrative Agent and the Borrower.

“Affiliated Lender Cap” has the meaning assigned to such term in Section 9.05(g)(iv).

“Agent Parties” has the meaning assigned to such term in Section 5.01.

“Agents” means, collectively, the Administrative Agent and the Collateral Agents.

“Agreed Security Principles” means the principles set forth on Schedule 1.01(a).

“Agreement” has the meaning assigned to such term in the preamble to this First Lien Credit Agreement.

“Agreement Currency” has the meaning assigned to such term in Section 9.25.

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“Alternate Base Rate” means, for any day, a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or Adjusted Term SOFR shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or Adjusted Term SOFR, respectively.

“Applicable Local Currency” means, in respect of any Serviced Country, the local currency of such Serviced Country.

“Applicable Percentage” means with respect to any Term Lender of any Class, a percentage equal to a fraction the numerator of which is the aggregate outstanding principal amount of the Term Loans of such Term Lender under such Class and the denominator of which is the aggregate outstanding principal amount of the Term Loans of all Term Lenders under such Class.

“Applicable PIK Rate” means interest payable in kind at a per annum rate of (a) from the Closing Date until the day prior to the first anniversary thereof, 1.50%, (b) from the first anniversary of the Closing Date until the day prior to the second anniversary thereof, 2.25%, and (c) from the second anniversary and thereafter, 3.00%.

“Applicable Price” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Applicable Rate” means, for any day, for Initial Term Loans, the sum of (x) (i) in the case of ABR Loans, [ ]% per annum and (ii) in the case of SOFR Loans, [ ]% per annum and (y) the Applicable PIK Rate.

“Approved Fund” means, with respect to any Lender, any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (a) such Lender, (b) any Affiliate of such Lender or (c) any entity or any Affiliate of any entity that administers, advises or manages such Lender.

“Assignment Agreement” means, collectively, each Assignment and Assumption and each Affiliated Lender Assignment and Assumption.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.05), and accepted by the Administrative Agent in the form of Exhibit A-1 or any other form approved by the Administrative Agent and the Borrower.

“Auction” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Agent” means (a) the Administrative Agent or any of its Affiliates or (b) any other financial institution or advisor engaged by the Borrower (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Auction pursuant to the definition of “Dutch Auction”.

“Auction Amount” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Auction Notice” has the meaning assigned to such term in the definition of “Dutch Auction”.

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“Auction Party” has the meaning set forth in the definition of “Dutch Auction”.

“Auction Response Date” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.14(d).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and Deposit Accounts.

“Banking Services Obligations” means any and all obligations of the Loan Parties, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between any Loan Party and a counterparty that is (or is an Affiliate of) the Administrative Agent, any Lender or any arranger under this Agreement at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Administrative Agent by the Borrower as being Banking Services Obligations for purposes of this the Loan Documents, it being understood that each counterparty thereto shall be deemed to appoint the Administrative Agent and the Collateral Agents as its agents under the applicable Loan Documents.

“Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C. § 101 et seq.) and any legislation enacted supplementing or replacing the same.

“Below-Minimum Liquidity Condition” means, with respect to the mandatory redemption of the Exit Preferred Shares, that Holdings and its Subsidiaries have less than $100,000,000 of aggregate liquidity within six months after giving effect to a proposed redemption, as determined in good faith by the board of directors of DHL.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current

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Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.14(a).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)       in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof), or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)       in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or component thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)       a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such

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Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14.

“Board” means the Board of Governors of the Federal Reserve System of the U.S.

“Board of Directors” has the meaning assigned to such term in Section 5.20.

“Board Observer” has the meaning assigned to such term in Section 5.20.

“Board Observer Fee” has the meaning assigned to such term in Section 5.20.

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“Bona Fide Debt Fund” means any debt fund, investment vehicle, regulated bank entity or unregulated lending entity engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business and which is managed, sponsored or advised by any Person controlling, controlled by or under common control with (a) any competitor of the Borrower and/or any of its subsidiaries or (b) any Affiliate of such competitor, but, in each case, with respect to which no personnel involved with any investment in such Person or the management, control or operation of such Person (i) makes, has the right to make or participates with others in making any investment decisions with respect to such Person or (ii) has access to any information (other than information that is publicly available) relating to Holdings, the Borrower or its subsidiaries or any entity that forms a part of any of their respective businesses; it being understood and agreed that the term “Bona Fide Debt Fund” shall not include any Person that is separately identified to the Administrative Agent in accordance with clause (a)(i) or (a)(ii) of the definition of “Disqualified Institution” or any reasonably identifiable Affiliate of any such Person on the basis of such Affiliate’s name.

Borrower” means (a) prior to the consummation of a transaction described in clause (b) of this definition, has the meaning assigned to such term in the preamble to this Agreement and (b) following the consummation of a transaction permitted hereunder that results in a Successor Borrower, means such Successor Borrower.

“Borrower Materials” has the meaning assigned to such term in Section 5.01.

“Borrowing” means any Loans of the same Type and Class made, converted or continued on the same date and, in the case of SOFR Loans, as to which a single Interest Period is in effect.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.03 and substantially in the form attached hereto as Exhibit B or such other form that is reasonably acceptable to the Administrative Agent and the Borrower.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that when used in connection with a SOFR Loan or Borrowing, the term “Business Day” means a U.S. Government Securities Business Day.

“Capital Expenditures” means, as applied to any Person for any period, the aggregate amount, without duplication, of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) that in accordance with IFRS are, or are required to be included as, capital expenditures on the consolidated statement of cash flows for such Person for such period.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Indebtedness convertible into or exchangeable for any of the foregoing.

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“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Cap Condition” means the condition that the aggregate amount of cash redemptions in respect of and cash payments to redeem the Exit Preferred Shares has not exceeded the amount equal to the Exit Preferred Shares Offering Amount and without giving effect to any amendment or modification to the terms of the Exit Preferred Shares after the Closing Date.

“Cash Equivalents” means any of the following, to the extent owned by the Borrower or any of its Subsidiaries and having a maturity of not greater than ninety (90) days from the date of acquisition by the Borrower or any of its Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a Lender or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1,000,000,000; (c) commercial paper in an aggregate amount of no more than $1,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by the Borrower as being necessary to finance the operations, including capital expenditures, of such Subsidiary for the succeeding ninety (90) days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by the Borrower and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change in Law” means (a) the adoption or taking effect of any law, rule, treaty or regulation after the Closing Date, (b) any change in any law, rule, treaty or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date (other than any such request, guideline or directive to comply with any law, rule or regulation that was in effect on the Closing Date). For purposes of this definition and Section 2.15, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or U.S. regulatory authorities, in each case pursuant to Basel III, shall in each case described in clauses (a), (b) and (c) above, be deemed to be a Change in Law, regardless of the date enacted, adopted, issued or implemented.

“Change of Control” means the earliest to occur of:

(a)       the Borrower ceases to be a direct or indirect Subsidiary of Holdings;

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(b)       Holdings ceases to be a direct or indirect Subsidiary of Newco;

(c)       any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the voting or economic power or interests of DHL’s (or of any other direct or indirect parent of Holdings’) outstanding Capital Stock (on a fully diluted basis), but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, and (ii) any underwriter in connection with any equity offering; or

(d) any change of control or similar event occurs under the New Take-Back Notes or any other Indebtedness with a principal amount of at least $50,000,000 under which any of Holdings, the Borrower or the Subsidiaries are obligors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) Holdings becomes a direct or indirect wholly owned Subsidiary of a holding company, and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of Holdings’ Capital Stock (or the Capital Stock of any Parent Company of Holdings, if applicable) immediately prior to that transaction, or (b) no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but without giving effect to the Shareholders Agreement), other than a Permitted Holder, is or becomes the beneficial owner of 35% or more of the voting or economic power or interests of the Capital Stock of such ultimate parent holding company.

“Charge” means any fee, loss, charge, expense, cost, accrual or reserve of any kind.

“Charges” has the meaning set forth in Section 9.19.

“Class”, when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Initial Term Loans or Additional Term Loans of any series established as a separate “Class” pursuant to Section 2.22, 2.23 or 9.02(c)(i), (b) any Commitment, refers to whether such Commitment is an Initial Term Loan Commitment or Additional Term Loan Commitment of any series established as a separate “Class” pursuant to Section 2.22, 2.23 or 9.02(c)(i) and (c) any Lender, refers to whether such Lender has a Loan or Commitment of a particular Class.

“Closing Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Closing Date Subsidiary Guarantor” means each Subsidiary of the Borrower listed on Schedule 1.01(c).

“Co-Borrower” has the meaning assigned to such term in the preamble to this Agreement.

“CoC Steps Plan” means the steps plan agreed to in principle on June 27, 2023 by the supporting lenders party to the RSA in connection with certain change of control, antitrust and foreign investment filings, notifications, communications, and correspondence to occur in connection with the restructuring transactions contemplated by the RSA, as may be amended from time to time in accordance with the terms of the RSA.

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“Code” means the U.S. Internal Revenue Code of 1986.

“Collateral” means any and all property of any Loan Party subject to a Lien under any Collateral Document and any and all other property of any Loan Party, now existing or hereafter acquired, that is or becomes subject to a Lien pursuant to any Collateral Document to secure the Secured Obligations. For the avoidance of doubt, in no event shall “Collateral” include any Excluded Asset.

“Collateral Agent” has the meaning assigned to such term in the preamble to this Agreement.

“Collateral and Guarantee Requirement” means the requirement that the Secured Obligations be guaranteed by, and secured by Liens on such property and assets of, Holdings, the Borrower and the Guarantors in the manner and to the extent set forth in this Agreement, as supplemented by the provisions of the Agreed Security Principles.

“Collateral Documents” means, collectively, the First Lien Intercreditor Agreement and the instruments and documents pursuant to which any Loan Party grants a Lien on any Collateral as security for payment of the Secured Obligations, in each case in accordance with the terms of this Agreement and subject to the Agreed Security Principles.

“Commitment” means, with respect to each Lender, such Lender’s Initial Term Loan Commitment, and Additional Commitment, as applicable, in effect as of such time.

“Commitment Schedule” means the Schedule attached hereto as Schedule 1.01(b).

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Company Competitor” means any competitor of the Borrower and/or any of its subsidiaries.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.16 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Adjusted EBITDA” for any period means the Consolidated Net Income of Holdings and its Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of Holdings and its Subsidiaries for such period (including any interest paid in kind excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of Holdings and its

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Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of Holdings and its Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by Holdings and its Subsidiaries for such period, (vii) any non-cash losses, charges or transitional adjustments (to the extent deducted in determining Consolidated Net Income) resulting from the application of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”, (viii) to the extent reasonably identifiable and factually supportable, the amount of any fees, expenses or charges incurred in connection with the Transactions, including, without limitation, restructuring costs and change-of-control costs incurred in connection with the Transactions, and (ix) unless relating to the Transactions (including, restructuring costs and change-of-control costs incurred in connection with the Transactions), the amount of pro forma “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements) and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period from such actions) projected by Holdings in good faith to be reasonably anticipated to be realizable within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated Adjusted EBITDA, as so projected, until fully realized and calculated on a Pro Forma Basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that such cost savings are reasonably identifiable and factually supportable (in the good faith determination of Holdings); provided, that the aggregate amount that may be added back to the Consolidated Net Income of Holdings pursuant to this clause (ix) shall not exceed 15% of Consolidated Adjusted EBITDA for any trailing four fiscal quarter period, as calculated prior to giving effect to any such add-back, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of Holdings and its Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and interest paid in kind on the 2027 SSNs or on other Indebtedness issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of Holdings and its Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by Holdings or its Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of Holdings except to the extent of the amount of dividends or other distributions actually paid to Holdings or its Subsidiaries by such Person during such period, (c) gains or losses on Dispositions by Holdings or its Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-

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recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt (excluding any Indebtedness related to, or as arising under, any license or lease agreement (determined in accordance with IFRS)) as of such date to (b) Lease Adjusted EBITDA, excluding any amounts resulting from addbacks for proceeds of Exit Preferred Shares for the Test Period then ended or as otherwise specified where the term “Consolidated Secured Leverage Ratio” is used in this Agreement, in each case for Holdings and its Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of Holdings and the Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date; provided, that, any calculation or determination of the Consolidated Total Assets of Holdings (including together with its Subsidiaries) shall be made on an unconsolidated basis and shall (x) exclude goodwill and other intangible assets, and any intra-group items and (y) include Excluded Assets.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Indebtedness of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within 5 Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case, of such Person and, without duplication, all guarantees of such Indebtedness of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Working Capital” means, as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any hedge agreement, and (d) the application of purchase or recapitalization accounting.

“Contractual Obligation” means, as applied to any Person, any provision of any security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

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“Copyright” means the following: (a) all copyrights, rights and interests in copyrights, works protectable by copyright whether published or unpublished, copyright registrations and copyright applications; (b) all renewals of any of the foregoing; (c) all income, royalties, damages, and payments now or hereafter due and/or payable under any of the foregoing, including, without limitation, damages or payments for past or future infringements for any of the foregoing; (d) the right to sue for past, present, and future infringements of any of the foregoing; and (e) all rights corresponding to any of the foregoing.

“Covered Disposition” means any Disposition, other than (1) a Disposition pursuant to Section 6.07(e), (f), (g), (h), (i), (k), (l), (m), (n), (o), (q), (r), (t), (v), (w), (x), (y), (z), (aa) and (2) any Disposition of assets with Fair Market Value not exceeding $10,000,000 (in the case of any individual transaction or series of related transactions) or $15,000,000 (in the aggregate per fiscal year for all such Dispositions under subclause (2)).

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including this Agreement) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Current Assets” means, at any date, all assets of Holdings and its Subsidiaries which under IFRS would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by Holdings and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Indebtedness, (iv) the current portion of current and deferred taxes and (v) assets held for sale or pension assets).

“Current Liabilities” means, at any date, all liabilities of Holdings and its Subsidiaries which under IFRS would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposures, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Indebtedness, (v) the current portion of current and deferred taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with Holdings and/or any Subsidiary, (ix) the current portion of any Capital Lease, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements and (xi) the current portion of any other long term liability for borrowed money.

“Debtor Relief Laws” means the Bankruptcy Code of the U.S., and all other liquidation, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of the U.S. or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Proceeds” has the meaning assigned to such term in Section 2.11(b)(v).

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

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“Defaulting Lender” means any Lender that has (a) defaulted in its obligations under this Agreement to (i) make a Loan within two Business Days of the date required to be made by it hereunder, unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied or (ii) pay to the Administrative Agent, or any other Lender any other amount required to be paid by it hereunder within two Business Days of the date when due, (b) notified the Administrative Agent, or any Loan Party in writing that it does not intend to satisfy any such obligation or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) failed, within three Business Days after the request of Administrative Agent or the Borrower, to confirm in writing that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent, (d) has, or has a direct or indirect parent company that has (i) become the subject of a bankruptcy or insolvency proceeding, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent (acting at the direction of the Required Lenders) that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Borrower, and each Lender.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees,

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members of management, managers or consultants of Holdings or its Subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-Cash consideration received by Holdings or any Subsidiary in connection with any Disposition pursuant to Section 6.07(j) and/or Section 6.08 that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Borrower, setting forth the basis of such valuation (which amount will be reduced by the amount of Cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to Cash or Cash Equivalents).

“DGHL” means Digicel Group Holdings Limited, (formerly known as Digicel Group 0.5 Limited), a limited liability exempted company incorporated under the laws of Bermuda.

“DHL” means Digicel Holdings (Bermuda) Limited, an exempted limited company incorporated under the laws of Bermuda.

“DHL Subordinated Intercompany Loan” means one or more unsecured loans made by DHL from time to time, as lender, to Holdings or the Borrower, as borrower, as required by the terms of the Exit Preferred Shares, which loans (i) are subordinated in right of payment to the Obligations (ii) do not bear interest or original issue discount or other fees, and (iii) do not mature or require any cash payments in respect of principal prior to the Maturity Date except on terms set forth in the definitive documentation for the Exit Preferred Shares in effect on the Closing Date.

“DGL” means Digicel Group Limited, a limited liability exempted company incorporated under the laws of Bermuda.

“DIFL Secured Debt Work Payment” means an amount equal to 1.932% of the aggregate principal amount of (a) the Existing DIFL Secured Notes (as defined in the RSA) outstanding on the Closing Date plus (b) the Existing DIFL Term Loans (as defined in the RSA) outstanding on the Closing Date, payable in kind through the issuance on a dollar-for-dollar basis of either additional 2027 SSNs or Initial Term Loans, at the election of each Lender.

“DIFL Term Loan Commitment Payment” means a principal amount of Initial Term Loans equal to 5.0% of the principal amount of each applicable Lender’s DIFL Term Loan Claims (as defined in the RSA) payable in kind through the issuance of Initial Term Loans; provided that, upon the agreement of (i) the Loan Parties and (ii) the Supporting Lenders (as defined in the RSA) entitled to receive the DIFL Term Loan Commitment Payment that collectively hold or control more than 50% of the aggregate outstanding principal amount of DIFL Term Loan Claims (as defined in the RSA) held by all Supporting Lenders entitled to receive the DIFL Term Loan Commitment Payment, the DIFL Term Loan Commitment Payment may be reduced or waived.

“DIFL Term Loan Observer” has the meaning assigned to such term in Section 5.20.

“DIFL Term Loan Observer Covenant Suspension Event” shall mean the occurrence of at least two of the Rating Agencies having issued a public corporate credit rating with respect to the Initial Term Loans or the 2027 SSNs and a public corporate family rating for the Borrower of B2/B Stable (or the equivalent thereof) or higher.

“Discount Range” has the meaning assigned to such term in the definition of “Dutch Auction”.

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“Disposition” or “Dispose” means the sale, lease, sublease, or other disposition of any property of any Person.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such Latest Maturity Date at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Disposition occurring prior to 91 days following the Latest Maturity Date at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the Termination Date.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of Holdings, the Borrower or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of Holdings (or any Parent Company or any Subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Institution” means:

(a) (i) any Person identified as such in writing to the Administrative Agent prior to the Closing Date by way of email from the Borrower (or its attorneys on such date), (ii) any Person identified as such by the Borrower in writing after the Closing Date and reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders), (iii) any Affiliate of any Person described in clauses (i) or (ii) above that is reasonably identifiable as an Affiliate of such Person on the basis of such Affiliate’s name and (iv) any other Affiliate of any Person described in clauses (i) or (ii) above that is identified by the

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Borrower in a written notice to the Administrative Agent (other than any Bona Fide Debt Funds not otherwise excluded pursuant to clause (a)(i) or (a)(ii) of this paragraph); and

(b) (i) any Person that is a Company Competitor and/or any Affiliate of any Company Competitor (other than any such Affiliate that is a Bona Fide Debt Fund) and is identified by the Borrower as such in writing to the Administrative Agent, and (ii) any Affiliate of any Person described in clause (i) above (other than any such Affiliate that is a Bona Fide Debt Fund) that is reasonably identifiable as an Affiliate of such Person on the basis of such Affiliate’s name;

it being understood and agreed that no written notice delivered pursuant to clauses (a)(ii), (a)(iv), and/or (b)(i) above shall apply retroactively to disqualify any Person that has previously acquired an assignment or participation interest in any Loans.

“DL” means Digicel Limited, a limited liability exempted company incorporated under the laws of Bermuda.

“DOB” means Denis O’Brien or his Affiliates (collectively, but excluding Holdings and its Subsidiaries).

“DOB True-Up” means upon consummation of a scheme of arrangement as contemplated by the RSA, an amount equal to the difference, if any, between (x) the aggregate amount of proceeds received by DGHL under the share purchase agreement dated October 24, 2021 associated with such contingent value rights distribution and (y) the aggregate amount required to be paid to DOB on account of such contingent value rights as contemplated in the RSA, to be distributed to DOB as and when contingent value rights are received by the Borrower, DL and/or DHL, as applicable.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by the Borrower at such time on the basis of the Spot Rate in effect on such date for the purchase of dollars with such currency. The Dollar Equivalent at any time of the amount of any Loan denominated in an alternative currency shall be the amount most recently determined as provided in Section 1.10.

“Dollars” or “$” refers to lawful money of the U.S.

“Dutch Auction” means an auction (an “Auction”) conducted by any Affiliated Lender (any such Person, the “Auction Party”) in order to purchase Initial Term Loans, in accordance with the following procedures (as may be modified by such Affiliated Lender (as applicable) and the applicable “auction agent” in connection with a particular Auction transaction); provided that no Auction Party shall initiate any Auction unless (I) at least five Business Days have passed since the consummation of the most recent purchase of Term Loans pursuant to an Auction conducted hereunder; or (II) at least three Business Days have passed since the date of the last Failed Auction (or equivalent) which was withdrawn:

(a)       Notice Procedures. In connection with any Auction, the Auction Party will provide notification to the Auction Agent (for distribution to the relevant Lenders) of the Term Loans that will be the subject of the Auction (an “Auction Notice”). Each Auction Notice shall be in a form reasonably acceptable to the Auction Agent and shall (i) specify the maximum aggregate principal amount of the Term Loans subject to the Auction, in a minimum amount of $10,000,000 and whole increments of $1,000,000 in excess thereof (or, in any case, such lesser amount of such Term Loans then outstanding or which is otherwise reasonably acceptable to the Auction Agent and the

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Administrative Agent (if different from the Auction Agent)) (the “Auction Amount”), (ii) specify the discount to par (which may be a range (the “Discount Range”) of percentages of the par principal amount of the Term Loans subject to such Auction), that represents the range of purchase prices that the Auction Party would be willing to accept in the Auction, (iii) be extended, at the sole discretion of the Auction Party, to (x) each Lender and/or (y) each Lender with respect to any Term Loan on an individual Class basis and (iv) remain outstanding through the Auction Response Date. The Auction Agent will promptly provide each appropriate Lender with a copy of the Auction Notice and a form of the Return Bid to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m. on the date specified in the Auction Notice (or such later date as the Auction Party may agree with the reasonable consent of the Auction Agent) (the “Auction Response Date”).

(b)       Reply Procedures. In connection with any Auction, each Lender holding the relevant Term Loans subject to such Auction may, in its sole discretion, participate in such Auction and may provide the Auction Agent with a notice of participation (the “Return Bid”) which shall be in a form reasonably acceptable to the Auction Agent, and shall specify (i) a discount to par (that must be expressed as a price at which it is willing to sell all or any portion of such Term Loans) (the “Reply Price”), which (when expressed as a percentage of the par principal amount of such Term Loans) must be within the Discount Range, and (ii) a principal amount of such Term Loans, which must be in whole increments of $1,000,000 (or, in any case, such lesser amount of such Term Loans of such Lender then outstanding or which is otherwise reasonably acceptable to the Auction Agent) (the “Reply Amount”). Lenders may only submit one Return Bid per Auction, but each Return Bid may contain up to three bids only one of which may result in a Qualifying Bid. In addition to the Return Bid, the participating Lender must execute and deliver, to be held in escrow by the Auction Agent, an Assignment and Assumption with the dollar amount of the Term Loans to be assigned to be left in blank, which amount shall be completed by the Auction Agent (but in no such event shall the amount be in excess of the principal amount of Term Loans such Lender has indicated it is willing to sell) in accordance with the final determination of such Lender’s Qualifying Bid pursuant to clause (c) below. Any Lender whose Return Bid is not received by the Auction Agent by the Auction Response Date shall be deemed to have declined to participate in the relevant Auction with respect to all of its Term Loans.

(c)       Acceptance Procedures. Based on the Reply Prices and Reply Amounts received by the Auction Agent prior to the applicable Auction Response Date, the Auction Agent, in consultation with the Auction Party, will determine the applicable price (the “Applicable Price”) for the Auction, which will be the lowest Reply Price for which the Auction Party can complete the Auction at the Auction Amount; provided that, in the event that the Reply Amounts are insufficient to allow the Auction Party to complete a purchase of the entire Auction Amount (any such Auction, a “Failed Auction”), the Auction Party shall either, at its election, (i) withdraw the Auction or (ii) complete the Auction at an Applicable Price equal to the highest Reply Price. The Auction Party shall purchase the relevant Term Loans (or the respective portions thereof) from each Lender with a Reply Price that is equal to or lower than the Applicable Price (“Qualifying Bids”) at the Applicable Price; provided that if the aggregate proceeds required to purchase all Term Loans subject to Qualifying Bids would exceed the Auction Amount for such Auction, the Auction Party shall purchase such Term Loans at the Applicable Price ratably based on the principal amounts of such Qualifying Bids (subject to rounding requirements specified by the Auction Agent in its discretion). If a Lender has submitted a Return Bid containing multiple bids at different Reply Prices, only the bid with the lowest Reply Price that is equal to or less than the Applicable Price will be deemed to be the Qualifying Bid of such Lender (e.g., a Reply Price of $100 with a discount to par of 1%, when compared to an Applicable Price of $100 with a 2% discount to par, will not be

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deemed to be a Qualifying Bid, while, however, a Reply Price of $100 with a discount to par of 2.50% would be deemed to be a Qualifying Bid). The Auction Agent shall promptly, and in any case within five Business Days following the Auction Response Date with respect to an Auction, notify (I) the Borrower of the respective Lenders’ responses to such solicitation, the effective date of the purchase of Term Loans pursuant to such Auction, the Applicable Price, and the aggregate principal amount of the Term Loans and the tranches thereof to be purchased pursuant to such Auction, (II) each participating Lender of the effective date of the purchase of Term Loans pursuant to such Auction, the Applicable Price, and the aggregate principal amount and the tranches of Term Loans to be purchased at the Applicable Price on such date, (III) each participating Lender of the aggregate principal amount and the tranches of the Term Loans of such Lender to be purchased at the Applicable Price on such date and (IV) if applicable, each participating Lender of any rounding and/or proration pursuant to the second preceding sentence. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the Borrower and Lenders shall be conclusive and binding for all purposes absent manifest error.

(d)       Additional Procedures.

(i)       Once initiated by an Auction Notice, the Auction Party may not withdraw an Auction other than a Failed Auction. Furthermore, in connection with any Auction, upon submission by a Lender of a Qualifying Bid, such Lender (each, a “Qualifying Lender”) will be obligated to sell the entirety or its allocable portion of the Reply Amount, as the case may be, at the Applicable Price.

(ii)       To the extent not expressly provided for herein, each purchase of Term Loans pursuant to an Auction shall be consummated pursuant to procedures consistent with the provisions in this definition, established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the Borrower.

(iii)       In connection with any Auction, the Borrower and the Lenders acknowledge and agree that the Auction Agent may require as a condition to any Auction, the payment of customary fees and expenses by the Auction Party in connection therewith as agreed between the Auction Party and the Auction Agent.

(iv)       Notwithstanding anything in any Loan Document to the contrary, for purposes of this definition, each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon the Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next Business Day.

(v)       The Borrower and the Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this definition by itself or through any Affiliate of the Auction Agent and expressly consent to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any purchase of Term Loans provided for in this definition as well as activities of the Auction Agent.

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“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“ECF Prepayment Amount” means an amount (which shall be not less than zero) equal to (A) (i) if the Total Leverage Ratio exceeds 2.5 to 1.0 on the applicable testing date, 50% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year or (ii) if the Total Leverage Ratio is more than 2.0 to 1.0 but less than or equal to 2.5 to 1.0 on the applicable testing date, 25% of Excess Cash Flow of Holdings and its Subsidiaries for such fiscal year (provided that the amount calculated pursuant to this clause (A) shall be zero for such fiscal year if (x) Total Leverage Ratio is equal to or less than 2.0 to 1.0 on the applicable testing date or (y) on a pro forma basis and after giving effect to the application of any ECF Prepayment Amount (calculated in accordance with definition excluding this clause (y)), Holdings and its Subsidiaries would have an Unrestricted Cash Amount of less than $300,000,000), minus (B) at the option of the Borrower (but subject to the final sentence of this definition), to the extent occurring during fiscal year (or occurring after such fiscal year and prior to the date of the applicable date under Section 2.11(b)(i) on which prepayment is required and without duplication (including duplication of any amounts deducted in any prior fiscal year)), the following: (1) the aggregate principal amount of any term loan or Revolving Credit Exposure under this Agreement voluntarily prepaid (or contractually committed to be prepaid); (2) the aggregate principal amount of any Indebtedness permitted to exist pursuant to this Agreement or the 2027 Senior Secured Indenture to the extent secured by Liens, voluntarily prepaid, repurchased, redeemed or otherwise retired (or contractually committed to be prepaid, repurchased, redeemed or otherwise retired); (3) the amount of any reduction in the outstanding amount of any term loans under this Agreement and/or any other Indebtedness permitted to be incurred pursuant to the 2027 Senior Secured Indenture to the extent secured by Liens resulting from any purchase or assignment made in accordance with this Agreement (including in connection with any Dutch Auction) and any equivalent provisions with respect to any such other Indebtedness, but only to the extent of the actual price paid in connection with such purchase or acquisition; (4) the aggregate principal amount of (i) all other optional prepayments of Indebtedness, (ii) all mandatory prepayments and scheduled repayments of Indebtedness and (iii) the aggregate amount of any premiums, make-whole or penalty payments actually paid in cash (or committed or budgeted) by Holdings and/or any Subsidiary during such that are or were required to be made in connection with any prepayment or redemption of Indebtedness; (5) all Cash payments in respect of capital expenditures as would be reported in Holdings’ consolidated statement of cash flows; (6) Cash payments by Holdings and its Subsidiaries made (or committed or budgeted) in respect of long-term liabilities (including for purposes of clarity, the current portion of such long-term liabilities) of Holdings and its Subsidiaries other than Indebtedness, except to the extent such cash payments were deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA for such period; (7) any Investment (including acquisitions) permitted by this Agreement (other than Investments (x) in Cash or Cash Equivalents or (y) in Holdings or any Subsidiary) and/or any Restricted Payment permitted by this Agreement; (8) the aggregate consideration (i) required to be paid in Cash by Holdings or its Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to capital expenditures, acquisitions or other Investments permitted by this Agreement and/or Restricted Payments described in clause (7) above and/or (ii) otherwise committed or budgeted to be made in connection with capital expenditures, acquisitions or Investments and/or Restricted Payments described in clause (7) above (clauses (i) and (ii) of this clause (8), the “Scheduled Consideration”) (other than Investments in (x) Cash and Cash Equivalents or (y) Holdings or any Subsidiary) to be consummated or made during the period of four consecutive fiscal quarters of Holdings following the end of such period; provided that to the extent the aggregate amount actually utilized to finance such capital expenditures, acquisitions, Investments or Restricted Payments during such

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subsequent period of four consecutive fiscal quarters is less than the Scheduled Consideration, the amount of the resulting shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive fiscal quarters; (9) to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in calculating Consolidated Net Income, the aggregate amount of any Charges paid or payable in Cash by Holdings and its Subsidiaries during such period; (10) Consolidated Interest Expense to the extent paid or payable in Cash (including (A) fees and expenses paid to the Administrative Agent in connection with its services under this Agreement, (B) other bank, administrative agency (or trustee) and financing fees (including rating agency fees), (C) costs of surety bonds in connection with financing activities (whether amortized or immediately expensed) and (D) commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements); (11) taxes (including taxes paid or payable pursuant to any tax sharing arrangement or arrangements and/or any tax distribution) paid or payable, and provisions for taxes, to the extent payable in Cash with respect to such fiscal year; (12) Cash payments (other than in respect of taxes, which are governed by clause (11) above) for any liability the accrual of which in a prior period did not reduce Consolidated Adjusted EBITDA and therefore increased Excess Cash Flow in such prior period (provided there was no other deduction to Consolidated Adjusted EBITDA or Excess Cash Flow related to such payment); (13) the amount of any tax obligation of Holdings and/or any Subsidiary that is estimated in good faith by Holdings as due and payable (but is not currently due and payable) by Holdings and/or any Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Subsidiary to Holdings and/or any Subsidiary; (14) Cash expenditures in respect of any Derivative Transaction during such period to the extent not otherwise deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA; and (15) the aggregate amount of expenditures actually made by Holdings and/or any Subsidiary in Cash (including any expenditure for the payment of fees or other Charges (or any amortization thereof for such period) in connection with any Disposition, incurrence or repayment of Indebtedness, issuance of Capital Stock, refinancing transaction, amendment or modification of any debt instrument, including this Agreement, and including, in each case, any such transaction consummated prior to, on or after the Closing Date, and Charges incurred in connection therewith, whether or not such transaction was successful), to the extent that such expenditures were not expensed; in the case of each of clauses (1) through (15) (as applicable), (I) excluding any such prepayments made during such fiscal year that reduced the amount required to be prepaid in the prior fiscal year, (II) in the case of any prepayment of revolving Indebtedness, to the extent accompanied by a permanent reduction in the relevant commitment and (III) to the extent that such prepayments were not financed with the proceeds of other Indebtedness (other than revolving Indebtedness) of Holdings or its Subsidiaries. For the avoidance of doubt it is intended that the aggregate amount of deductions determined pursuant to clauses (1) through (15) above for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under this Agreement and under the corresponding provisions of the 2027 Senior Secured Indenture (as in effect on the Closing Date without giving effect to amendments or waivers thereunder) and if there would otherwise be a difference the greater amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under this Agreement.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Yield” means, as to any Indebtedness, the effective yield applicable thereto calculated by Holdings or on behalf of Holdings by such Person as Holdings shall designate in a manner consistent

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with generally accepted financial practices, taking into account (a) interest rate margins, (b) interest rate floors, (c) any amendment to the relevant interest rate margins and interest rate floors prior to the applicable date of determination, (d) original issue discount and upfront or similar fees (based on an assumed four-year average life to maturity or lesser remaining average life to maturity) and (e) any amendment fee, consent fee or similar fee payable to the holder, but excluding (i) any arrangement, commitment, structuring, underwriting and/or similar fee (regardless of whether any such fee is paid to or shared in whole or in part with any lender) paid or payable to one or more arrangers (or their respective Affiliates) in their capacities as such in connection with such Indebtedness and (ii) any other fee that is not paid directly by Holdings, the Borrower or any Subsidiary generally to all relevant lenders or holders ratably and any ticking and/or unused line fee; provided, that with respect to any Indebtedness that includes a “SOFR floor” or “Base Rate floor”, that (A) to the extent that Term SOFR (for an Interest Period of three months) or Alternate Base Rate (in each case without giving effect to any floor specified in the definition thereof on the date on which the Effective Yield is being calculated) is less than such floor, the amount of such difference will be deemed added to the interest rate margin applicable to such Indebtedness for purposes of calculating the Effective Yield and (B) to the extent that Term SOFR (for an Interest Period of three months) or Alternate Base Rate (in each case, without giving effect to any floor specified in the definitions thereof) is greater than such floor, the floor will be disregarded in calculating the Effective Yield.

“Eligible Assignee” means (a) any Lender, (b) any commercial bank, insurance company, finance company, financial institution, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act), (c) any Affiliate of any Lender, (d) any Approved Fund of any Lender or (e) to the extent permitted under Section 9.05(g), any Affiliated Lender; provided that in any event, “Eligible Assignee” shall not include (i) any natural person, (ii) any Disqualified Institution or (iii) except as permitted under Section 9.05(g), Holdings, the Borrower or any of their Affiliates.

“EMU” means the Economic and Monetary Union of the European Union.

“EMU Legislation” means the legislative measures of the European Union relating to the EMU.

“Environmental Claim” means any investigation, action, suit, proceeding or written notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order, decree or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (a) pursuant to or in connection with any actual or alleged violation of any Environmental Law or actual or alleged Environmental Liability; or (b) in connection with any actual or alleged Hazardous Materials Activity.

“Environmental Compliance Certificate” means an Environmental Compliance Certificate substantially in the form of Exhibit E.

“Environmental Laws” means any and all applicable foreign or domestic, federal, state or local (or any subdivision thereof), statutes, ordinances, orders, decrees, rules, regulations, judgments, Governmental Authorizations, or any other applicable binding requirements of Governmental Authorities or the common law relating to (a) pollution or the protection of the environment or natural resources, human health and safety (to the extent relating to the exposure to hazardous materials) or other environmental matters; or (b) any Hazardous Materials Activity or any human exposure to any hazardous material.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) any actual or alleged violation of any Environmental Law, (b) any Hazardous Materials Activity, (c) human exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any

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contract, agreement or other legally binding arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” or “€” means the single currency of the Participating Member States introduced in accordance with the EMU Legislation.

“Event of Default” has the meaning assigned to such term in Article 7.

“Excess Amount” means, for any fiscal year of the Borrower, an amount certified by the Borrower to the Administrative Agent equal to the excess, if any, of (a) the ECF Prepayment Amount for such fiscal year over (b) $10,000,000.

“Excess Cash Flow” means, for any Excess Cash Flow Period, an amount (if positive) equal to:

(a)       the sum, without duplication, of the amounts for such period of the following:

(i)       Consolidated Adjusted EBITDA for such period, plus

(ii)       the Consolidated Working Capital Adjustment for such period, minus

(b)       the sum, without duplication, of the amounts for such period of the following:

(i)       any foreign translation losses paid or payable in cash (including any currency re-measurement of Indebtedness, any net gain or loss resulting from Derivative Transactions for currency exchange risk resulting from any intercompany Indebtedness, any foreign currency translation or transaction or any other currency-related risk) to the extent included in calculating Consolidated Adjusted EBITDA, plus

(ii)       an amount equal to (A) all Charges either (1) excluded in calculating Consolidated Net Income or (2) added back in calculating Consolidated Adjusted EBITDA, in each case, to the extent paid or payable in cash and (B) all non-Cash credits included in calculating Consolidated Net Income or Consolidated Adjusted EBITDA, plus

(iii)       amounts paid in Cash (except to the extent financed with long term funded Indebtedness (other than revolving Indebtedness)) during such period on account of (A) items that were accounted for as non-Cash reductions of Consolidated Net Income or Consolidated Adjusted EBITDA in a prior period and (B) reserves or amounts established in purchase accounting to the extent such reserves or amounts are added back to, or not deducted from, Consolidated Net Income, plus

(iv)       the aggregate amount of any extraordinary, unusual, special or non-recurring cash Charges paid or payable during such period (whether or not incurred in such Excess Cash Flow Period) that were excluded in calculating Consolidated Adjusted EBITDA (including any component definition used therein) for such period, plus

(v)       the amount of any payment of Cash to be amortized or expensed over a future period and recorded as a long-term asset.

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For the avoidance of doubt, it is intended that Excess Cash Flow for any fiscal year shall be the same amount for determining the “ECF Prepayment Amount” under this Agreement and under the corresponding provisions of the 2027 Senior Secured Indenture (as in effect on the Closing Date without giving effect to amendments or waivers thereunder), and if there would otherwise be a difference, the lower amount yielded from the two calculations shall be used for determining the “ECF Prepayment Amount” under this Agreement.

“Excess Cash Flow Period” means each full Fiscal Year of the Borrower ending after the Closing Date (commencing, for the avoidance of doubt, with the Fiscal Year ending on March 31, 2025).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder.

“Excluded Assets” means each of the following:

(a)       any asset or property (including any telecommunication or spectrum license), if the grant or perfection of a Lien thereon (i) is prohibited or restricted by any applicable law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation, (ii) would require any governmental or regulatory consent, permit, franchise, charter, approval, license or authorization that has not been obtained as of the applicable time (there being no requirement under this Agreement or any Collateral Document to obtain any such consent, approval, license or authorization), (iii) would result in material adverse tax consequences to any Parent Company or any of its Subsidiaries or Parent Companies, as determined by the Borrower in good faith, (iv) would constitute a violation of a restriction or prohibition existing for the benefit of a third party (except a Loan Party or affiliate thereof) contained in, or would result in a breach or default by any Loan Party under, or any termination (or right of termination in favor of a third party (except a Loan Party or affiliate thereof)) (including pursuant to a “change of control” or similar provision) of, any lease, license, permit, contract, or other legal agreement or instrument among a Loan Party and any other Person (except a Loan Party or affiliate thereof), so long as the applicable agreement or instrument (A) was effective prior to the Closing Date (or, if later, as of the time such Loan Party acquired the applicable asset), or (B) was entered into in good faith and for legitimate business purposes, and was not entered into (x) in contemplation of, or in connection with, the issuance of the Initial Term Loans, or (y) to circumvent any requirements under the Loan Documents, as the case may be, (v) solely in respect of any intellectual property, would result in the abandonment, invalidation or unenforceability thereof under applicable law, or (vi) would permit any Person (other than any Loan Party or affiliate thereof) to amend any rights, benefits and/or obligations of the relevant Loan Party in respect of the relevant asset, or permit such Person to require any Loan Party or any Subsidiary of Holdings to take any action materially adverse to the interests of any Loan Party or such Subsidiary; provided, however, that (x) any property or asset described in any of the foregoing clauses will only constitute an Excluded Asset to the extent that the applicable violation, default, breach, or termination (or right of termination), or right to amend or require other actions, as the case may be, would not be rendered ineffective pursuant to the anti-assignment provisions of the UCC or any other applicable requirement of law, statute or regulation of any relevant jurisdiction; and (y) any such asset shall cease to constitute an Excluded Asset automatically upon, and immediately as of, such time as the condition causing such violation, default, breach, or termination (or right of termination) or right to amend or require other actions no longer exists, and, to the extent severable, the security interest granted under the applicable Collateral Document shall attach immediately to any portion of such general intangible or other right that does not result in any of the consequences specified in any of the clauses above;

(b)       any Capital Stock in (i) any captive insurance Subsidiary, broker-dealer Subsidiary, not-for-profit Subsidiary, or special purpose entity that is an Excluded Subsidiary and is used for any Permitted

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Receivables Financing or other transaction permitted by this Agreement (but solely if, and to the extent that, a pledge of such Capital Stock is not permitted by such Permitted Receivables Financing or other transaction), or (ii) any other Excluded Subsidiary, if, but only to the extent that, and only for so long as, the pledge of such Capital Stock (x) is prohibited or restricted by any law (other than any prohibition or restriction that would be rendered ineffective under applicable anti-assignment provisions of the UCC or other applicable law), rule or regulation binding on such Subsidiary, or pursuant to any organizational document of such Subsidiary, or any joint venture agreement relating thereto with an unaffiliated third party that was not established to avoid or circumvent any obligations with respect to the Secured Obligations (and, in the case of any Person that would be an Excluded Subsidiary pursuant to this clause on the Closing Date, so long as such restriction in such joint venture agreement is on the same substantive terms as in effect on the Closing Date), or (y) would require any consent, approval, license or authorization under any law, rule, or regulation, or pursuant to any organizational document or joint venture agreement described in clause (x) (except from any Loan Party or any affiliate thereof) that has not been obtained as of the applicable time (it being understood that, in the case of any consent, approval, license or authorization required from any third party under any organizational document or joint venture agreement, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent),

(c)       any intent-to-use (or similar) trademark application prior to the filing of a “Statement of Use,” “Amendment to Allege Use” or similar filing with respect thereto, but only to the extent, if any, that, and solely during the period, in which, if any, the grant of a security interest therein may impair the validity or enforceability, or result in the voiding of, such intent-to-use trademark application or any registration issuing therefrom under applicable law,

(d)       (i) any leasehold interest, except to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles), and (ii) any real property or real property interest that is not a Material Real Estate Asset,

(e)       any Margin Stock,

(f)       any telecommunications or spectrum license (unless the pledge thereof to secure third party Indebtedness is not prohibited by the terms thereof (or such prohibition is unenforceable)),

(g)        all withholding or payroll accounts, employee benefits accounts, zero balance accounts, de minimis accounts or other accounts (as defined in the applicable security agreement) used exclusively for taxes or fiduciary or trust purposes, and all money in these accounts,

(h)       any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected by the filing of a UCC-1 financing statement (or, with respect to any jurisdiction outside of the United States, by the filing of a comparable instrument in any other relevant jurisdiction in accordance with the Agreed Security Principles)) and without the requirement to list any VIN, serial or similar number,

(i)       any governmental or regulatory license or state or local franchise, charter, consent, permit or authorization, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited or restricted thereby or by applicable requirements of law; provided, however, that any such asset will only constitute an Excluded Asset under this clause if, and only to the extent that, such

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prohibition or restriction or requirement of law would not be rendered ineffective pursuant to applicable anti-assignment provisions of the UCC of any relevant jurisdiction or other applicable law,

(j)       receivables and related assets (or interests therein) pledged, transferred or sold in connection with any Permitted Receivables Disposition or Permitted Receivables Financing, if (but only to the extent that, and only for so long as) the granting of a security interest therein is prohibited by such Permitted Receivables Financing or Permitted Receivables Disposition,

(k)       any asset with respect to which the relevant Loan Party has reasonably and in good faith determined (and the Borrower will provide written notice to the Collateral Agent of such determination) that the cost, burden, difficulty or consequence (including any effect on the ability of the relevant Loan Party to conduct its operations and business in the ordinary course of business) of granting or perfecting a security interest therein materially outweighs the benefit of a security interest to the Lenders afforded thereby (provided that the same determination is made in respect of the 2027 Senior Secured Indenture), and

(l)       any other asset that is permitted (or deemed) to constitute an “Excluded Asset” pursuant to the Agreed Security Principles,

provided, that, notwithstanding any of the foregoing, (A) proceeds, products, substitutions and replacements of any property or assets referred to in the clauses above shall not be Excluded Assets at any time unless such proceeds, products, substitutions and replacements otherwise constitute Excluded Assets, (B) no property or assets that secure, are purported to secure, or that are required to secure the Secured Obligations, the 2027 SSNs, any other Pari Passu Indebtedness, or any other Funded Indebtedness of Holdings, the Borrower or any Subsidiary Guarantor at any time shall be Excluded Assets, and (C) no property or assets that secured the 2024 SSNs, or that constitute Existing First Lien Credit Agreement Collateral, or that were not Excluded Assets under the 2024 SSNs or the Existing First Lien Credit Agreement, in each case, as of the Closing Date, shall constitute or be treated as an Excluded Asset as of the Closing Date.

“Excluded Subsidiary” means:

(a)       any Subsidiary that is a non-Wholly Owned Subsidiary that is a Joint Venture, but solely if, and to the extent that, such entity’s organizational or joint venture documents prohibit such entity from providing a Guarantee, or doing so would require any consent from any Person (other than Holdings or any Affiliate thereof) that owns any Capital Stock of such non-Wholly-Owned Subsidiary, but, in each case, only for so long as any such prohibition or restriction exists, or such consent has not been obtained (it being understood that Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, any such consent);

(b)       any Immaterial Subsidiary and, solely with respect to any Immaterial Subsidiary organized or incorporated in a jurisdiction in which a Guarantor is organized or incorporated, the burden or cost of such Immaterial Subsidiary providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under this Agreement (provided, that the same determination is made in respect of the 2027 Senior Secured Indenture and any other Pari Passu Indebtedness);

(c)       any Subsidiary that is prohibited or restricted from providing a Guarantee by law, rule or regulation, or as a result of any bona fide contractual obligation owing to a third party (except DOB) and arising in connection with an arm’s length transaction with such third party consummated in good faith and for a legitimate business purpose, and not entered into in contemplation of such Person becoming a

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Subsidiary or for purposes of circumventing any requirements hereof, or that would, pursuant to any such law, rule, regulation or bona fide contractual obligation, require any governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles), in each case, to the extent such consent, approval, license or authorization is not so received (it being understood that Holdings and its Subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization, but, in the case of any consent, approval, license or authorization required from any third party under any contractual obligation, Holdings and its Subsidiaries shall use commercially reasonable efforts to apply for, but shall have no obligation to obtain, such consent);

(d)       any not-for-profit Subsidiary;

(e)       any captive insurance Subsidiary or Subsidiary that is a broker-dealer;

(f)       any special purpose entity (including any special purpose entity used for any Permitted Receivables Financing, or Permitted Receivables Disposition), so long as such entity does not have any recourse to Holdings or other Subsidiary thereof (or any of their respective assets);

(g)       any Person (and any Subsidiary thereof) that becomes Subsidiary of Holdings pursuant to an acquisition after the Closing Date permitted under this Agreement if, but only to the extent and for so long as, such Person (and any Subsidiary thereof) is prohibited from becoming a Subsidiary Guarantor or providing a Guarantee pursuant to the terms of secured Indebtedness of such Person (or, in the case of its Subsidiary, such Subsidiary’s guarantee thereof) existing at the time that such Person (and any Subsidiary thereof) became a Subsidiary of Holdings (so long as such Indebtedness was not incurred in contemplation of such acquisition, or of such Person becoming a Subsidiary, or to avoid or circumvent any obligations with respect to the Secured Obligations), but only until such prohibition no longer exists;

(h)       any Subsidiary if the provision of a Guarantee could reasonably be expected to result in material adverse tax consequences to Holdings or any Subsidiary Guarantor, or any of their material Subsidiaries, as determined by Holdings in good faith (provided that the same determination is made in respect of the 2027 Senior Secured Indenture and any other Pari Passu Indebtedness);

(i)       any other Subsidiary with respect to which, in the reasonable good faith judgment of the Borrower, the burden or cost of providing a Guarantee materially outweighs the benefits afforded thereby to the secured parties under this Agreement (provided that (x) the same determination is also made in respect of the 2027 Senior Secured Indenture and any other Pari Passu Indebtedness, and (y) such Subsidiary does not own any Material IP); and

(j)       any other Subsidiary that is not, by reason of the Agreed Security Principles, required to provide a Guarantee or enter into the Collateral Documents,

provided, that, notwithstanding any of the foregoing, (A) no Subsidiary that was a guarantor of the 2024 SSNs or of the Existing First Lien Credit Agreement pursuant to the terms thereof (as in effect immediately prior to the Closing Date), or that was not an “Excluded Subsidiary” under the 2024 SSNs or of the Existing First Lien Credit Agreement (based on the definition of such term therein), in each case, on the Closing Date shall be an Excluded Subsidiary for purposes of this Agreement on the Closing Date, (B) no Subsidiary that guarantees (or is required to guarantee) the 2027 SSNs or any Pari Passu Indebtedness or any other Funded Indebtedness of the Borrower or any Subsidiary Guarantor at any time shall constitute or be treated as an Excluded Subsidiary under this Agreement or for purposes of the Secured Obligations, and

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(C) any Person that ceases to qualify as an Excluded Subsidiary for any reason at any time shall, within the time periods set forth in this Agreement, take such actions as are required by this Agreement to become a Subsidiary Guarantor and provide the Guarantees required by this Agreement.

Notwithstanding anything else to the contrary, no Excluded Subsidiary may at any time own or hold any exclusive license to, and the Borrower shall not, and shall not permit any of their Subsidiaries to, transfer or grant to any Excluded Subsidiary legal or beneficial ownership of, or any exclusive license to, any Material IP owned by the Borrower or any of its Subsidiaries (provided that, for the avoidance of doubt, the foregoing will not prohibit non-exclusive licenses of Material IP).

“Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the Loan Guaranty of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any Loan Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder (determined after giving effect to Section 3.20 of the Loan Guaranty and any other “keepwell”, support or other agreement for the benefit of such Loan Party) at the time the Loan Guaranty of such Loan Party or the grant of such security interest becomes effective with respect to such Swap Obligation. If any Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Loan Guaranty or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, (a) Taxes imposed on (or measured by) its net income or franchise Taxes (i) by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or (ii) that are Other Connection Taxes, (b) any branch profits taxes imposed by the U.S. or any similar tax imposed by any other jurisdiction described in clause (a), (c) in the case of any Foreign Lender, any U.S. withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except (i) pursuant to an assignment or designation of a new lending office under Section 2.19 and (ii) to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from any Loan Party with respect to such withholding tax pursuant to Section 2.17, (d) any tax imposed as a result of a failure by the Administrative Agent or any Lender to comply with Section 2.17(e) and (e) any tax under FATCA.

“Existing First Lien Credit Agreement” has the meaning assigned to such term in the Recitals.

“Existing First Lien Credit Agreement Collateral” means all property and assets subject to a Lien securing the “Secured Obligations” (as defined in the Existing First Lien Credit Agreement) that was granted or came into existence at any time prior to the Closing Date.

“Existing Joint Venture” means any Joint Venture in existence on the Closing Date and listed on Schedule 1.01(e).

“Exit Preferred Shares” means the convertible preferred shares to be issued by DHL on or about the Closing Date under its amended bye-laws.

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“Exit Preferred Shares Offering Amount” means [•].1

“Extended Term Loans” has the meaning assigned to such term in Section 2.23(a)(ii).

“Extension” has the meaning assigned to such term in Section 2.23(a)(ii).

“Extension Amendment” means an amendment to this Agreement that is reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) (to the extent required by Section 2.23) and the Borrower, executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender that has accepted the applicable Extension Offer pursuant hereto and in accordance with Section 2.23.

“Extension Offer” has the meaning assigned to such term in Section 2.23(a).

“Facility” means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or, except with respect to Articles 5 and 6, hereof owned, leased, operated or used by the Borrower or any of its Subsidiaries or any of their respective predecessors or Affiliates.

“Failed Auction” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by Holdings’ board of directors.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any law, regulation, guidance notes, practices, rule or other published administrative guidance adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such section of the Code or analogous provisions of non-U.S. law.

“Federal Assignment of Claims Act” means the Federal Assignment of Claims Act (41 U.S.C. § 15).

“Federal Funds Effective Rate” means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York sets forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if such rate shall be less than 0%, the Federal Funds Effective Rate shall be deemed to be 0%.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

1 To be up to $110 million of the Exit Preferred Shares to be issued in the Transactions, as it may be reduced in accordance with the Scheme Transaction.

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“First Lien Intercreditor Agreement” means that certain intercreditor agreement, in substantially the form of Exhibit J, dated as of the Closing Date (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time) by and among the Administrative Agent, the Collateral Agent and the 2027 Secured Notes Trustee.

“First Priority Obligations” means (i) the Secured Obligations, and (ii) any Pari Passu Indebtedness; provided that, the aggregate principal amount of all First Priority Obligations that may be incurred and outstanding at any time in accordance with this Agreement (except any Indebtedness incurred as a result of the payment of interest in kind) shall not exceed an amount equal to (x) the aggregate principal amount of Initial Term Loans on the Closing Date (plus any Indebtedness issued as payment of interest in kind thereon) plus the amount of other Secured Obligations, plus (y) the aggregate principal amount of 2027 SSNs issued on the Closing Date, including any PIK Notes with respect thereto, plus (z) $100,000,000.

“Fiscal Month” means any fiscal month of any Fiscal Year.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of the Borrower ending March 31 of each calendar year, as such fiscal year end may be adjusted in accordance with the terms of this Agreement.

“Fitch” means Fitch Ratings, Inc., also known as Fitch Ratings, and its successors.

“Flood Hazard Property” means any parcel of any Material Real Estate Asset containing improvement(s) and subject to a Mortgage located in the U.S. in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Foreign Lender” means any Lender that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Foreign Working Capital Facility” means (i) a working capital credit facility expected to be entered into by Digicel (Trinidad & Tobago) Ltd., as borrower following the expected refinancing of the working capital facility by and between RBC Royal Bank (Trinidad and Tobago) Limited, as lender, and Digicel Limited, as borrower and (ii) any other working capital credit facility entered into by a Subsidiary in the ordinary course of business organized under the laws of a jurisdiction other than the United States; provided that the Indebtedness thereunder shall not be secured by Liens on any Collateral, and shall not be guaranteed by the Borrower or any Guarantor.

“Funded Indebtedness” means Indebtedness created, assumed or guaranteed by a Person for money borrowed. For the avoidance of doubt, Funded Indebtedness specifically (x) includes all Indebtedness and obligations of such Person with respect to Initial Term Loans, or evidenced by bonds, debentures, notes or similar instruments, or any other similar obligation upon which interest charges are customarily paid, but (y) excludes current accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade, and Indebtedness of the type described in Sections 6.01(b), 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g), 6.01(j) and 6.01(s).

“Future DPL Sale Proceeds” means all Cash and Cash Equivalents (including, but not limited to, pursuant to the earn-out provisions and escrow arrangements) paid to DGHL at any time on or after May 28, 2023 pursuant to the terms of that certain share purchase agreement, dated October 24, 2021, entered into between BidCo (S) Pte. Ltd., Telstra Corporation Limited and DL, relating to the purchase and sale of Digicel Pacific Limited.

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“General Intangibles” has the meaning set forth in Article 9 of the UCC.

“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with the US, a foreign government or any political subdivision of either thereof, including any applicable supranational bodies (such as the European Union or the European Central Bank).

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.

“Granting Lender” has the meaning assigned to such term in Section 9.05(e).

“guarantees” means, as applied to any Indebtedness or other obligation,

(a)       a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)       except for the purposes of Section 6.01, an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition, Disposition or other transaction permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Guarantee” means any guarantee in accordance with the provisions of this Agreement of the Borrower’s or Holdings’ Indebtedness or other obligations under, or with respect to, the Initial Term Loans, the 2027 SSNs, the 2027 Senior Secured Indenture and the other Loan Documents, whether provided by any direct or indirect Subsidiary of the Borrower (including the Guarantees by the Subsidiary Guarantors dated as of the date of this Agreement) or by any other Person. When used as a verb, to “Guarantee” shall have a corresponding meaning.

“Guarantor” means Holdings and each Subsidiary Guarantor.

“Hazardous Materials” means any chemical, material, substance or waste, or any constituent thereof, which is prohibited, limited or regulated by any Environmental Law due to its hazardous, toxic or similar characteristics, including any chemical, material, substance or waste defined or listed as “hazardous” or “toxic” in any Environmental Law.

“Hazardous Materials Activity” means the use, manufacture, possession, storage, holding, Release, threatened Release, discharge, placement, generation, transportation, processing, treatment,

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abatement, removal, investigation, remediation, disposal, disposition or handling of any Hazardous Material, and any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means any agreement with respect to any Derivative Transaction between any Loan Party or any Subsidiary and any other Person.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedge Agreement.

“Holdings” has the meaning assigned to such term in the preamble to this Agreement.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002, as in effect from time to time (subject to the provisions of Section 1.04), to the extent applicable to the relevant financial statements.

“Iliad SA” means Iliad SA, a French corporation, having its registered office at 16 rue Ville Leveque, 75008, Paris, France and registered under number 342376332.

“Illegality Notice” has the meaning assigned to such term in Section 2.20.

“Immaterial Subsidiary” means, as of any date, any Subsidiary of Holdings (other than any Subsidiary that is a Guarantor on the Closing Date) (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of Holdings and its Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of Holdings and its Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of Holdings and its Subsidiaries as of the last day of the most recently ended Test Period.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incremental Cap” means $100,000,000.

“Incremental Commitment” means any commitment made by a lender to provide all or any portion of any Incremental Facility or Incremental Loans.

“Incremental Equivalent Debt” means any Indebtedness that satisfies the following conditions:

(a)       the aggregate outstanding principal amount thereof, together with the outstanding principal amount of all Incremental Facilities, does not exceed the Incremental Cap as in effect at the time of determination,

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(b)       the Weighted Average Life to Maturity of such Indebtedness is no shorter than the remaining Weighted Average Life to Maturity of the then-existing Term Loans, and the final maturity date of such Indebtedness is no earlier than the Latest Term Loan Maturity Date, in each case as determined on the date of the issuance or incurrence, as applicable, thereof; provided that the foregoing limitation shall not apply to (i) revolving credit facilities, and (ii) customary bridge loans with a maturity date of not longer than one year; provided, further, that any loans, notes, securities or other Indebtedness which are exchanged for or otherwise replace such bridge loans shall be subject to the requirements of this clause (b),

(c)       subject to clause (b), such Indebtedness may otherwise have an amortization schedule as determined by the Borrower and the lenders providing such Indebtedness,

(d)       if such Indebtedness is in the form of term loans or notes that are pari passu with the Initial Term Loans in right of payment and with respect to security (other than customary bridge loans with a maturity date of not longer than one year that are convertible or exchangeable into, or are intended to be refinanced with, any Indebtedness other than term loans that are pari passu with the Initial Term Loans in right of payment and with respect to security), Section 2.22(a)(v) shall apply to such Indebtedness as if (but only to the extent, including after giving effect to applicable exclusions and sunset provisions) such Indebtedness were an Incremental Term Facility of the type subject to the provisions of Section 2.22(a)(v)), mutatis mutandis,

(e)       if such Indebtedness is secured by assets that constitute Collateral (A) on a pari passu basis with the Initial Term Loans, then the holders of such Indebtedness (or a representative therefor) shall be party to the First Lien Intercreditor Agreement or (B) on a junior priority basis with the Initial Term Loans, then the holders of such Indebtedness (or a representative therefor) shall be party to an Acceptable Intercreditor Agreement, and

(f)       such Indebtedness may provide for the ability to participate (A) to the extent secured on a pari passu basis with the Initial Term Loans, on a pro rata basis or non-pro rata basis in any voluntary prepayment of Term Loans made pursuant to Section 2.11(a) and (B) to the extent secured on a pari passu basis with the Initial Term Loans, on a pro rata basis (but not on a greater than pro rata basis other than in the case of a prepayment with proceeds of Indebtedness refinancing such Incremental Equivalent Debt) in any mandatory prepayment of Term Loans required pursuant to Section 2.11(b) or less than a pro rata basis with any then-outstanding Term Facility;

(g)       such Indebtedness may not be (x) guaranteed by any Person which is not a Loan Party or (y) secured by Liens on any assets other than the Collateral;

(h)       the terms and provisions of the such Indebtedness shall be, except as otherwise set forth in this definition, substantially similar to, or not less favorable (when taken as a whole) to the Borrower and its Subsidiaries than, the terms applicable to the existing Term Loans (in each case, when taken as a whole) (except for (x) terms applicable only to periods after the latest Term Loan Maturity Date at the time of incurrence of such Indebtedness or (y) any financial covenants applicable to revolving loans incurred as Incremental Equivalent Debt); it being agreed that, in the case of this clause (h), such Indebtedness may be incurred if any more restrictive term is added for the benefit of the existing Term Loans (for the period prior to the latest Term Loan Maturity Date);

(i)       the proceeds of any such Indebtedness may be used for working capital, Capital Expenditures, Permitted Acquisitions and other Investments permitted under Section 6.06,

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Restricted Payments to finance payment of the New Take-Back Notes interest and other general corporate purposes of the Borrower and its subsidiaries; and

(j)       to the extent such Indebtedness is in the form of loans, prior to incurring such Indebtedness, the Borrower shall be required to offer ratable participation in such Indebtedness to the existing Lenders; provided that such offer shall be deemed to have been declined by the offeree if no written response is provided to the Borrower within five Business Days of the offer; and provided, further, that if any Lender declines to participate in such Indebtedness to the extent of its full pro rata allocation, then such unsubscribed portion shall be reoffered to the Lenders who subscribed for their pro rata participation in such Indebtedness; provided, further, that such reoffer shall be deemed to have been declined by the reofferee if no written response is provided to the Borrower within five Business Days of the reoffer; and provided, further, still that if any amount of such Indebtedness remains unsubscribed following such reoffer, then the entire aggregate principal amount such Indebtedness may be offered to parties other than the Lenders.

“Incremental Facilities” has the meaning assigned to such term in Section 2.22(a).

“Incremental Facility Amendment” means an amendment to this Agreement that is reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) (solely for purposes of giving effect to Section 2.22) and the Borrower executed by each of (a) Holdings and the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Incremental Facility being incurred pursuant thereto and in accordance with Section 2.22.

“Incremental Loans” has the meaning assigned to such term in Section 2.22(a).

“Incremental Revolving Facility” has the meaning assigned to such term in Section 2.22(a).

“Incremental Revolving Facility Commitment” means the commitment of any Lender, established pursuant to Section 2.22, to make Incremental Revolving Loans to the Borrower.

“Incremental Revolving Loans” has the meaning assigned to such term in Section 2.22(a).

“Incremental Term Facility” has the meaning assigned to such term in Section 2.22(a).

“Incremental Term Loans” has the meaning assigned to such term in Section 2.22(a).

“Indebtedness” as applied to any Person means, without duplication, (a) all indebtedness of such Person for borrowed money; (b) that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; (c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; (d) any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii)

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evidenced by a note or similar written instrument; (e) all Indebtedness of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Indebtedness secured thereby has been assumed by such Person or is non-recourse to the credit of such Person; (f) the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings; (g) the guarantee by such Person of the Indebtedness of another; (h) all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s non-Subsidiary Guarantor in respect of Preferred Stock; (i) all net obligations of such Person in respect of any Derivative Transaction, including any hedge agreements, whether or not entered into for hedging or speculative purposes; and (j) all obligations of such Person in respect of, or any exposure under, any Synthetic Transaction, provided, that (i) the amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Indebtedness and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith, and (ii) in no event shall the term “Indebtedness” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by Holdings or any Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond, (C) anything accounted for as an operating lease in accordance with IFRS as of the Closing Date or (D) any pension obligation of Holdings or any Subsidiary. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Indebtedness is otherwise limited. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of Holdings dated such date prepared in accordance with IFRS.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 9.03(b).

“Information” has the meaning set forth in Section 3.11(a).

“Initial Term Lender” means any Lender with an Initial Term Loan Commitment or an outstanding Initial Term Loan.

“Initial Term Loan Commitment” means, with respect to each Initial Term Lender, the commitment of such Initial Term Lender to make Initial Term Loans hereunder in an aggregate amount not to exceed the amount set forth opposite such Initial Term Lender’s name on the Commitment Schedule, as the same may be (a) reduced from time to time pursuant to Section 2.09 or Section 2.19 and (b) reduced or increased from time to time pursuant to (x) assignments by or to such Initial Term Lender pursuant to Section 9.05 or (y) an Additional Term Loan Commitment. The aggregate amount of each Initial Term Lender’s Initial Term Loan Commitments on the Closing Date is $992,000,000 plus any amounts of the DIFL Secured Debt Work Payment that the applicable recipients elect to receive in the form of Initial Term Loans pursuant to the Scheme Transaction.

“Initial Term Loan Maturity Date” means May 25, 2027.

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“Initial Term Loans” has the meaning set forth in Section 2.01(a). The aggregate principal amount of Initial Term Loans as of the Closing Date shall be $992,000,000 plus any amounts of the DIFL Secured Debt Work Payment and DIFL Term Loan Commitment Payment that the applicable recipients elect to receive in the form of Initial Term Loans pursuant to the Scheme Transaction.

“Interest Election Request” means a request by the Borrower in the form of Exhibit D hereto or another form reasonably acceptable to the Administrative Agent (acting at the direction of the Required Lenders) to convert or continue a Borrowing in accordance with Section 2.08.

“Interest Payment Date” means (a) with respect to any ABR Loan, the last Business Day of each March, June, September and December (commencing with the last Business Day of December 2023) or the maturity date applicable to such Loan and (b) with respect to any SOFR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a SOFR Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing.

“Interest Period” means with respect to any SOFR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months (or, to the extent available to all relevant affected Lenders, twelve months or, to the extent acceptable to all applicable Lenders, a shorter period) thereafter, as the Borrower may elect; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to Section 2.14(d) shall be available for specification. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means (a) any purchase or other acquisition by Holdings or any of its Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by Holdings or any of its Subsidiaries to any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means (i) Denis O’Brien and any Permitted Transferee of Denis O’Brien, and (ii) the Other Investors.

“IP Rights” has the meaning assigned to such term in Section 3.05(c).

“IRS” means the U.S. Internal Revenue Service.

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“Joint Venture” means, with respect to any Person, any other Person in which such Person owns Capital Stock (but which is not a Wholly-Owned Subsidiary of such Person), and including, for the avoidance of doubt, any other Person in which such Person owns less than a 100% interest; provided that, a Person shall only constitute a Joint Venture of Holdings or any Subsidiary thereof for purposes of this Agreement if (a) any Capital Stock therein that is not owned by Holdings or any Subsidiary thereof shall be owned by a Person that is not an Affiliate of Holdings, and (b) the organizational or joint venture documents of such Joint Venture shall, in the case of any Joint Venture that exists on the Closing Date, be in the form in effect on the Closing Date (as may be amended in accordance with the terms thereof, to the extent not adverse to the interests of the Initial Term Lenders).

“Judgment Currency” has the meaning assigned to such term in Section 9.25.

“Junior Indebtedness” means any Indebtedness for borrowed money (other than Indebtedness among Holdings, the Borrower and/or its subsidiaries) of the Borrower or any of its Subsidiaries that is expressly subordinated in right of payment to the Obligations.

“Junior Lien Intercreditor Agreement” means an intercreditor agreement, in substantially the form of Exhibit J hereto.

“Latest Maturity Date” means, as of any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Initial Term Loan.

“Latest Term Loan Maturity Date” means, as of any date of determination, the latest maturity or expiration date applicable to any Term Loan or Term Commitment hereunder at such time.

“Lease Adjusted EBITDA” means Consolidated Adjusted EBITDA, excluding any amounts resulting from addbacks for, (x) any interest expense relating to or arising under any license or lease agreement(s) (determined in accordance with IFRS), (y) cash principal or capital payments related to any lease agreement (determined in accordance with IFRS), or (z) cash principal or capital payments relating to any license agreement (determined in accordance with IFRS), unless otherwise included as a deduction in the definition of Consolidated Adjusted EBITDA.

“Legal Reservations” means the application of relevant Debtor Relief Laws, general principles of equity and/or principles of good faith and fair dealing.

“Lenders” means the Term Lenders, any Additional Lender, any lender with an Additional Commitment or an outstanding Additional Loan and any other Person that becomes a party hereto pursuant to an Assignment Agreement, other than any such Person that ceases to be a party hereto pursuant to an Assignment Agreement or as a result of the application of Section 9.05(g).

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, Lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

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“Licenses” means, with respect to the Borrower and each of its Subsidiaries, each consent, authorization, registration, filing, agreement, notarization, certificate, license, approval or permit issued by a Governmental Authority necessary for the Borrower or such Subsidiary, as applicable, to provide Services in the applicable Serviced Country.

“Loan” means any Initial Term Loan, any Additional Term Loan, any Incremental Term Loan or any Incremental Revolving Loan.

“Loan Documents” means this Agreement, any Promissory Note, each Loan Guaranty, the Collateral Documents, the First Lien Intercreditor Agreement, any other Acceptable Intercreditor Agreement and any other document or instrument designated by the Borrower and the Administrative Agent as a “Loan Document”, including any Incremental Facility Amendment, Refinancing Amendment or Extension Amendment or any other amendment hereto or thereto. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto.

“Loan Guaranty” means (a) the Guaranty Agreement, substantially in the form of Exhibit I hereto, executed by each Loan Party thereto and the Administrative Agent and each Collateral Agent for the benefit of the Secured Parties and (b) each other guaranty agreement executed by any Person pursuant to Section 5.12 in substantially the form attached as Exhibit I hereto or another form that is otherwise reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) and the Borrower.

“Loan Parties” means Holdings, the Borrower, the Co-Borrower, and each other Subsidiary Guarantor.

“Madiacom” means Madiacom, a simplified joint stock company regulated under the laws of France, having its registered office at Immeuble Sodacom quartier Bois Rouge, 97224, Ducos, registered under number 880041397.

“Madiacom Facility” means that certain credit facility by and among Madiacom and the lenders party thereto, as in effect as of the Closing Date and as the same may be amended from time to time.

“Margin Stock” has the meaning assigned to such term in Regulation U.

“Market Intercreditor Agreement” means an intercreditor or subordination agreement or arrangement (which may take the form of a “waterfall” or similar provision) the terms of which are (a) in the case of an intercreditor or subordination agreement governing any Indebtedness that is junior to the Secured Obligations, consistent with market terms governing intercreditor arrangements for the sharing or subordination of Liens or arrangements relating to the distribution of payments in respect of Collateral, as applicable, at the time the applicable agreement or arrangement is proposed to be established in light of the type of Indebtedness subject thereto, or (b) in the case of the First Lien Intercreditor Agreement, or in the event a “Market Intercreditor Agreement” is to be entered into after the Closing Date with respect to any First Priority Obligations, the terms of which are, taken as a whole, not materially less favorable to the Term Lenders than the terms of the First Lien Intercreditor Agreement.

“Material Adverse Effect” means a material adverse effect on (i) the business, assets, financial condition or results of operations, in each case, of the Borrower and its Subsidiaries, taken as a whole, (ii) the ability of the Borrower and its Subsidiaries, taken as a whole, to perform their obligations as and when due under the applicable Loan Documents or (iii) the rights and remedies (taken as a whole) of the Administrative Agent under the applicable Loan Documents.

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“Material Debt Instrument” means any physical instrument evidencing any Indebtedness for borrowed money which is required to be pledged and delivered to the Administrative Agent or any Collateral Agent (or its bailee) pursuant to any Collateral Document.

“Material IP” means intellectual property registered in any jurisdiction that is material to the business of Holdings and its Subsidiaries, taken as a whole (as reasonably determined by the Borrower in good faith).

“Material Real Estate Asset” means any “fee-owned” Real Estate Asset, owned or acquired by any Loan Party on or after the Closing Date having a Fair Market Value, individually or in the aggregate, in excess of $25,000,000 as of the date of acquisition thereof, and not located in Haiti.

“Maturity Date” means with respect to the (a) Initial Term Loans, the Initial Term Loan Maturity Date, (b) with respect to any Incremental Facility, the final maturity date set forth in the applicable Incremental Facility Amendment.

“Maximum Rate” has the meaning assigned to such term in Section 9.19.

“Minimum Consolidated Liquidity” means, as of any date, a minimum of $100,000,000 in unrestricted Cash and Cash Equivalents held by the Borrower and its Subsidiaries, on a consolidated basis.

“Minimum Extension Condition” has the meaning assigned to such term in Section 2.23(b).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Mortgages” means any mortgage, deed of trust, deed to secure debt or other agreement which conveys or evidences a Lien in favor of the applicable Collateral Agent, for the benefit of the Administrative Agent and the relevant Secured Parties, on any Material Real Estate Asset constituting Collateral, in each case in accordance with the terms of this Agreement and subject to the Agreed Security Principles.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and the Borrower’s good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness, which is secured by the asset sold in such Disposition and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than (x) any Disposition that is secured by a Lien ranking pari passu with, or junior to, the Liens securing the Secured Obligations, or (y) any Indebtedness that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to the Borrower or any of its Subsidiaries) from the sale price for such Disposition, and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and

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not available for distribution to or for the account of the Borrower or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Indebtedness or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“Non-Consenting Lender” has the meaning assigned to such term in Section 2.19(b).

“New Take-Back Notes” means the senior notes to be issued by Newco in the Transactions.

“Newco” means Digicel MidCo Limited.

“Obligations” means all unpaid principal of and accrued and unpaid interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, all accrued and unpaid fees and all expenses, reimbursements, indemnities and all other advances to, debts, liabilities and obligations of the Loan Parties to the Lenders or to any Lender, the Administrative Agent, or any indemnified party arising under the Loan Documents in respect of any Loan, whether direct or indirect (including those acquired by assumption), absolute, contingent, due or to become due, now existing or hereafter arising.

“Organizational Documents” means (a) with respect to any corporation, its certificate or articles of incorporation or organization and its by-laws or memorandum and articles, (b) with respect to any limited partnership, its certificate of limited partnership and its partnership agreement, (c) with respect to any general partnership, its partnership agreement, (d) with respect to any limited liability company, its articles of organization or certificate of formation, and its operating agreement, and (e) with respect to any other form of entity, such other organizational documents required by local Requirements of Law or customary under the jurisdiction in which such entity is organized to document the formation and governance principles of such type of entity. In the event that any term or condition of this Agreement or any other Loan Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.

“Other Connection Taxes” means, with respect to any Lender or Administrative Agent, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Investors” means each member of the PCG Ad Hoc Group that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 15% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings, together with its Affiliates and related funds.

“Other Taxes” means any and all present or future stamp, court or documentary Taxes or any intangible, recording, filing or other similar Taxes arising from any payment made hereunder or from the execution, delivery or enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection

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Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19). For the avoidance of doubt, Other Taxes do not include any Excluded Taxes.

“Parent Company” means (a) Holdings and (b) any other Person, or group of Persons that are Affiliates of Holdings, of which the Borrower is an indirect Wholly-Owned Subsidiary.

“Pari Passu Indebtedness” means (a) any Funded Indebtedness of the Borrower that ranks equally in right of payment with the Secured Obligations, or (b) any Funded Indebtedness of a Guarantor that ranks equally in right of payment to the Guarantee of such Guarantor; provided that, in each case, any such Indebtedness is secured by ratable Liens on the Collateral having the same priority (but without regard to control of remedies) as the Liens securing the Secured Obligations, and is permitted to be incurred, secured and guaranteed on such basis by this Agreement, and is subject to the First Lien Intercreditor Agreement and any Market Intercreditor Agreement; provided, further, that, the aggregate principal amount of all Pari Passu Indebtedness (including under the 2027 Senior Secured Indenture) that may be outstanding at any time (except any Indebtedness incurred as a result of the payment of interest in kind on Pari Passu Indebtedness otherwise permitted hereunder in accordance with the terms thereof) shall not exceed an amount equal to (x) the aggregate principal amount of the Initial Term Loans on the Closing Date (plus any Indebtedness issued as payment of interest in kind thereon), plus (y) $100,000,000. The Secured Obligations shall not be deemed Pari Passu Indebtedness.

“Participant” has the meaning assigned to such term in Section 9.05(c).

“Participant Register” has the meaning assigned to such term in Section 9.05(c).

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Patent” means the following: (a) any and all patents and patent applications; (b) all inventions described and claimed therein; (c) all reissues, divisions, continuations, renewals, extensions and continuations in part thereof; (d) all income, royalties, damages, claims, and payments now or hereafter due or payable under and with respect thereto, including, without limitation, damages and payments for past and future infringements thereof; (e) all rights to sue for past, present, and future infringements thereof; and (f) all rights corresponding to any of the foregoing.

“PCG Ad Hoc Group” has the meaning assigned to such term in the RSA.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Acquisition” means any acquisition by Holdings or any of its Subsidiaries, whether by purchase, merger, amalgamation or otherwise, of all or a substantial portion of the assets of, or any business line, unit or division or product line (including research and development and related assets in respect of any product) of, any Person or of a majority of the outstanding Capital Stock of any Person (and, in any event, including any Investment in (x) any Subsidiary which serves to maintain or increase the Borrower’s or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing the Borrower’s or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case if (1) such Person is or becomes a Subsidiary or (2) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys all or a substantial portion of its assets (or such division, business line,

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unit or product line) to, or is liquidated into, the Borrower and/or any Subsidiary as a result of such transaction; provided that (i) the target Person, assets, business or division in respect of such acquisition is a business permitted under Section 5.16 and (ii) on the date of execution of the letter of intent or the definitive agreement with respect to such acquisition, no Event of Default under Section 7.01(a), (f) or (g) shall be continuing.

“Permitted DIP Financing” means any Indebtedness incurred pursuant to a debtor-in-possession financing permitted pursuant to the First Lien Intercreditor Agreement.

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Jurisdictions” means Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America.

“Permitted Liens” means Liens permitted pursuant to Section 6.02.

“Permitted Receivables Financing” means any securitization, any receivables facility, or any financing of notes receivable, accounts receivable and other rights to payment and the proceeds thereof, as the case may be, in each case, entered into by the Borrower or any of its Subsidiaries with a third party (other than DOB) on a non-recourse basis (except for (i) recourse to any assets owned by the Borrower or any such Subsidiary underlying such financing, so long as the aggregate principal amount, shall not exceed $50,000,000 in any fiscal year, (ii) any Standard Securitization Undertakings, and (iii) an unsecured parent guarantee by the Person that is the direct parent of the borrower under such financing), on arms’ length terms and in good faith; provided, that, (a) the aggregate principal amount of Indebtedness outstanding at any time thereunder shall not exceed $50,000,000, and (b) no Event of Default shall have occurred and be continuing as of the time of effectiveness of such Permitted Receivables Financing, or would result therefrom.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, Joint Venture, association, company, partnership, governmental authority or any other entity.

“PIK Notes” means any 2027 SSN issued as payment in kind of interest on the 2027 SSNs.

“Platform” has the meaning assigned to such term in Section 5.01.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date

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of this Agreement, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“Prepayment Asset Sale” means any Disposition by the Borrower or its Subsidiaries made pursuant to Section 6.07(j).

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably determined by the Administrative Agent (acting at the direction of the Required Lenders)) or any similar release by the Federal Reserve Board (as reasonably determined by the Administrative Agent (acting at the direction of the Required Lenders)).

“Process Agent” has the meaning assigned to such term in Section 9.24.

“Pro Forma Basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)       (i) in the case of any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Borrower or any Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and (ii) in the case of any acquisition permitted by this Agreement or Investments permitted under Section 6.06 in a Subsidiary as described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)       any retirement or repayment of Indebtedness (other than normal fluctuations in revolving Indebtedness incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)       any Indebtedness incurred by the Borrower or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Indebtedness), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a Responsible Officer of

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the Borrower in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Borrower; and

(d)       the acquisition of any assets (including Cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a Subsidiary or merging, amalgamating or consolidating with or into the Borrower or any of its Subsidiaries, or the Disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Promissory Note” means a promissory note of the Borrower payable to any Lender or its registered assigns, in substantially the form of Exhibit G hereto, evidencing the aggregate outstanding principal amount of Loans of the Borrower to such Lender resulting from the Loans made by such Lender.

“Proxy Statement” means the proxy solicitation statement, dated as of August 17, 2023, with respect to the Bermuda schemes of arrangement related to the Transactions contemplated by the RSA.

“Public Company Costs” means Charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and Charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar Requirement of Law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, Charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Public Side Lenders” has the meaning given to it in Section 5.01.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying Bid” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of Holdings, any Parent Company or the Borrower being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Qualifying Lender” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided, that if any of Moody’s, S&P and Fitch ceases to rate the Initial Term Loans or fails to make a rating of the Initial Term Loans publicly available for reasons outside of the Borrower’s and the Subsidiary Guarantors’ control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by the Borrower as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the Initial Term Loans.

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“Real Estate Asset” means, at any time of determination, all right, title and interest of the Borrower or any Subsidiary Guarantor in and to all owned real property and all real property leased or subleased by the Borrower or any Subsidiary Guarantor (including, but not limited to, land, improvements and fixtures thereon) of the Borrower or such Subsidiary Guarantor. For the avoidance of doubt, Real Estate Assets shall not include any right under any co-location or similar agreement.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of a Disposition or properties and assets that will be used or useful in the Borrower’s business or in that of the Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Refinancing Amendment” means an amendment to this Agreement that is reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) and the Borrower executed by (a) Holdings and the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Replacement Term Loans, being incurred pursuant thereto and in accordance with Section 9.02(c).

“Refinancing Indebtedness” has the meaning assigned to such term in Section 6.01(n).

“Refunding Capital Stock” has the meaning assigned to such term in Section 6.04(a)(viii).

“Register” has the meaning assigned to such term in Section 9.05(b).

“Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Reinvestment Cap” means $75,000,000 in the aggregate per Fiscal Year.

“Related Funds” means with respect to any Lender that is an Approved Fund, any other Approved Fund that is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, managers, officers, trustees, employees, partners, agents, advisors and other representatives of such Person and such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

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“Relevant Taxing Jurisdiction” means any jurisdiction in which the Borrower or any other Loan Party is organized or is a resident for tax purposes or from or through which any of the foregoing makes any payment on the Obligations or by or within any department or political subdivision thereof.

“Replaced Term Loans” has the meaning assigned to such term in Section 9.02(c).

“Replacement Debt” means any Refinancing Indebtedness (whether borrowed in the form of secured or unsecured loans, issued in a public offering, Rule 144A under the Securities Act or other private placement or bridge financing in lieu of the foregoing or otherwise) incurred in respect of Indebtedness permitted under Section 6.01(a) (and any subsequent refinancing of such Replacement Debt).

“Replacement Term Loans” has the meaning assigned to such term in Section 9.02(c).

“Reply Amount” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Reply Price” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Representative” has the meaning assigned to such term in Section 9.13.

“Required Lenders” means, at any time, Lenders having Loans or Additional Commitments representing at least 55% of the sum of the total Loans and such unused Commitments at such time.

“Requirements of Law” means, with respect to any Person, collectively, the common law and all federal, state, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of any Governmental Authority, in each case whether or not having the force of law and that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” of any Person means the chief executive officer, the president, the chief financial officer, the treasurer, any assistant treasurer, any executive vice president, any senior vice president, any vice president or the chief operating officer of such Person and any other individual or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Closing Date, shall include any secretary or assistant secretary or any other individual or similar official thereof with substantially equivalent responsibilities of a Loan Party and, solely for purposes of notices given pursuant to Article 2, any other officer of the applicable Loan Party so designated by any of the foregoing officers in a written notice to the Administrative Agent (including, for the avoidance of doubt, by electronic means). Any document delivered hereunder that is signed by a Responsible Officer of any Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party, and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Responsible Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of a Responsible Officer of the Borrower that such financial statements fairly present, in all material respects, in accordance with IFRS, the consolidated financial condition of the Borrower as at the dates indicated and its consolidated income and cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.

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“Restricted Amount” has the meaning set forth in Section 2.11(b)(iv).

“Restricted Indebtedness” means (i) the DHL Subordinated Intercompany Loan, (ii) the New Take-Back Notes, and any other Indebtedness of any direct or indirect parent of the Borrower, and (iii) any Funded Indebtedness incurred by the Borrower or any Subsidiary thereof (other than First Priority Obligations incurred in accordance with this Agreement).

“Restricted Payment” means (a) any dividend or other distribution on account of any shares of any class of the Capital Stock of the Borrower, Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) of Section 6.04) except a dividend or distribution payable solely in shares of Qualified Capital Stock to the holders of such class, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Borrower, Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) of Section 6.04), (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Borrower, Holdings or any Parent Company (including, for the avoidance of doubt, the Exit Preferred Shares, subject to clause (w) of Section 6.04), (d) any voluntary principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Restricted Indebtedness (except (A) Indebtedness permitted under Section 6.01(b) or (B) the purchase, repurchase or other acquisition of Restricted Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition), or (e) any Investment (other than any Investment permitted under Section 6.06) in any Person.

“Restructuring” has the meaning set forth in the Recitals hereto.

“Return Bid” has the meaning assigned to such term in the definition of “Dutch Auction”.

“Revolving Credit Exposure” means, with respect to any Lender at any time, the aggregate Outstanding Amount at such time of such Lender’s Additional Revolving Credit Exposure.

“RSA” means that certain restructuring support agreement, dated as of June 27, 2023 by and among Digicel Limited, Digicel Holdings (Bermuda) Limited, Holdings, the Borrower, DIFL US Finance LLC, the supporting lenders party thereto and DOB, incorporated by reference into the Proxy Statement.

“RSA Effective Date” means June 27, 2023.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of the McGraw-Hill Companies, Inc. and its successors.

“Sale and Lease-Back Transaction” has the meaning assigned to such term in Section 6.08.

“Sanctioned Country” means, at any time, a country, region or territory which is itself, or whose government is, the subject or target of any comprehensive territorial Sanctions (at the time of this Agreement, Crimea, so-called Luhansk People’s Republic, so-called Donetsk People’s Republic, the Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea, Syria and Venezuela).

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (i) any Person listed in any Sanctions-related list of designated

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Persons maintained by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce), the United Nations Security Council, the European Union, His Majesty’s Treasury or the Government of Canada, (ii) any Person located, organized or resident in, or any Governmental Authority or governmental instrumentality of, a Sanctioned Country or (iii) any Person controlled by any Person described in clauses (i) or (ii) hereof.

“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce; (ii) the United Nations Security Council; (iii) the European Union; (iv) His Majesty’s Treasury; or (v) the Government of Canada.

“Scheduled Consideration” has the meaning assigned to such term in Section 2.11(b).

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of its functions.

“Secured Hedging Obligations” means all Hedging Obligations (other than any Excluded Swap Obligations) under each Hedge Agreement that (a) is in effect on the Closing Date between any Loan Party and a counterparty that is the Administrative Agent, a Lender or any Affiliate of the Administrative Agent, a Lender as of the Closing Date or (b) is entered into after the Closing Date between any Loan Party and any counterparty that is (or is an Affiliate of) the Administrative Agent, or any Lender, for which such Loan Party agrees to provide security and in each case that has been designated to the Administrative Agent in writing by the Borrower as being a Secured Hedging Obligation for purposes of the Loan Documents, it being understood that each counterparty thereto shall be deemed to appoint the Administrative Agent and the Collateral Agents as its agents under the applicable Loan Documents.

“Secured Obligations” means all Obligations, together with (a) all Banking Services Obligations and (b) all Secured Hedging Obligations; provided that Banking Services Obligations and Secured Hedging Obligations shall cease to constitute Secured Obligations on and after the Termination Date.

“Secured Party Advisors” means Paul Weiss, Rifkind, Wharton & Garrison LLP, Akin Gump Strauss Hauer & Feld LLP, Greenhill & Co. LLC, Paul Hastings LLP, Evercore and ASW as retained by the Initial Term Lenders or the respective attorneys or other advisors thereof.

“Secured Party Expenses” means, without limitation: (a) all reasonable and documented out-of-pocket expenses incurred by the Lenders and their respective Affiliates and Secured Party Advisors in connection with (i) the preparation, negotiation, administration, management, execution, delivery, and enforcement of this Agreement and the other Loan Documents, the RSA and any transactions contemplated thereby or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses in connection with the administration of actions related to the Collateral, including any actions taken to perfect or maintain priority of the Collateral Agent’s Liens on the Collateral, to maintain any insurance required hereunder, to verify the Collateral, or any audit, inspection, or appraisal related to any Loan Party or the Collateral, (iii) the enforcement or protection of their rights in connection

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with this Agreement or the Loan Documents or efforts to preserve, protect, collect, or enforce the Collateral, or (iv) any workout, restructuring or negotiations in respect of any Obligations.

“Secured Parties” means (i) the Lenders, (ii) the Administrative Agent, (iii) each Collateral Agent, (iv) each counterparty to a Hedge Agreement with a Loan Party the obligations under which constitute Secured Hedging Obligations, (v) each provider of Banking Services to any Loan Party the obligations under which constitute Banking Services Obligations, (vi) [reserved] and (vii) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document.

“Securities” means any stock, shares, units, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing; provided that the term “Securities” shall not include any earn-out agreement or obligation or any employee bonus or other incentive compensation plan or agreement.

“Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations of the SEC promulgated thereunder.

“Services Agreement” means the services agreement to be entered into by and among Holdings, certain of its Subsidiaries and Mr. Denis O’Brien on or about the Closing Date, as contemplated by the RSA as in effect as of the Closing Date, or as modified in accordance with the terms thereof (so long as such modification is not adverse to the Initial Term Lenders).

“Serviced Country” means each country or territory in which the Borrower or a Subsidiary is providing Services.

“Services” means telephony, telecommunications, television or information services (including any voice, video transmission, data or Internet services) and any ancillary services related thereto.

“Shareholders Agreement” means that certain shareholders agreement, dated as of the Closing Date, among DHL and the shareholders party thereto.

“Significant Equity Holder” means any Person (other than an Other Investor or an Affiliated Lender, or any of their respective Affiliates/related funds) that, as of the applicable time of determination, beneficially owns or controls (whether directly or indirectly, including through or in the aggregate with one or more of its affiliates or related funds) 25% or more (on a fully diluted basis) of (x) the voting power/interests in the Capital Stock of DHL or any other direct/indirect parent of Holdings, or (y) the economic power/interests in the common Capital Stock of DHL or any other direct/indirect parent of Holdings.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of Holdings within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of this Agreement (provided that clause (3) thereof shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA), for avoidance of doubt, the Borrower and the Closing Date Subsidiary Guarantors shall be considered Significant Subsidiaries.

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“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by Holdings, the Borrower or any Subsidiary on the Closing Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Alternate Base Rate”.

“SPC” has the meaning assigned to such term in Section 9.05(e).

“Specified Event of Default” means, with respect to the Borrower or a Subsidiary Guarantor, an Event of Default under clauses 7.01(a), 7.01(b) or 7.01(g).

“Specified Intercompany Loans” means intercompany loans owing at any time by DGHL to DL and/or to one or more of DL’s Subsidiaries, and any intercompany receivables, rights and/or claims that DL or any of its Subsidiaries have or may have at any time in respect of any Future DPL Sale Proceeds or any remaining assets DGHL, and/or against DGHL, and includes the Specified Intercompany Loans referred to (and as defined) on Annex IV to the Proxy Statement under the heading “Description of the Exit Preferred Shares.”

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by the Borrower; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Borrower may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Standard Securitization Undertakings” means all representations, warranties, covenants, pledges, transfers, purchases, dispositions, guaranties and indemnities (including repurchase obligations in the event of a breach of representation and warranty) and other undertakings made or provided, and servicing obligations undertaken, by Holdings, the Borrower or any of their respective Subsidiaries that Holdings, the Borrower or any of their respective Subsidiaries have determined in good faith to be customary in connection with a Permitted Receivables Financing.

“Stated Maturity” means, when used with respect to any Loan or any installment of interest thereon, the date specified in such Loan as the fixed date on which the principal of such Loan or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

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“Subject Loans” means, as of any date of determination, (a) Initial Term Loans, (b) Pari Passu Indebtedness incurred as Incremental Loans or Incremental Equivalent Debt and (c) the 2027 SSNs that are subject to ratable prepayment requirements in accordance with Section 2.11(b) on such date of repayment.

“Subject Proceeds” has the meaning assigned to such term in Section 2.11(b)(ii).

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Subsidiary which serves to maintain or increase Holdings’ or any Subsidiary’s respective equity ownership in such Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing Holdings’ or its relevant Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by this Agreement, (c) any Disposition of all or substantially all of the assets or Capital Stock of a Subsidiary (or any business unit, line of business or division of Holdings or a Subsidiary) not prohibited by this Agreement, (d) any incurrence or repayment of Indebtedness (other than revolving Indebtedness) and/or (e) any other event that by the terms of this Agreement requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, Joint Venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided, that, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any direct or indirect Subsidiary of Holdings.

“Subsidiary Guarantor” means (x) on the Closing Date, each Closing Date Subsidiary Guarantor and (y) thereafter, each subsidiary of the Borrower that becomes a guarantor of the Secured Obligations pursuant to the terms of this Agreement, in each case, until such time as the relevant subsidiary is released from its obligations under the Loan Guaranty in accordance with the terms and provisions hereof. Notwithstanding the foregoing, the Borrower may from time to time, upon notice to the Administrative Agent, elect to cause any subsidiary that would otherwise be an Excluded Subsidiary to become a Subsidiary Guarantor hereunder (but shall have no obligation to do so), subject to the satisfaction of guarantee and collateral requirements consistent with the Agreed Security Principles or otherwise reasonably acceptable to the Borrower and the Administrative Agent (acting at the direction of the Required Lenders).

“Successor Borrower” has the meaning assigned to such term in Section 6.07(a).

“Supermajority Required Lenders” means at any time, Lenders having Loans or Additional Commitments representing at least 70% of the sum of the total Loans and such unused Commitments at such time.

“Swap Obligations” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

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“Synthetic Transaction” means any securitization, receivables facility or any receivables financing, factoring transaction, or any other synthetic or off-balance-sheet financing transaction, including any Permitted Receivables Financing.

“Tax Group” has the meaning assigned to such term in Section 6.04(a)(xv).

“Taxes” means any and all present and future taxes (including “business activities” taxes), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Termination Date” has the meaning assigned to such term in the lead-in to Article 5.

“Term SOFR” means,

(a)       for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)       for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ABR Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any ABR Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such ABR Term SOFR Determination Day.

“Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent (acting at the direction of the Required Lenders) in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Term Lender” means a Lender with an Initial Term Loan Commitment.

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“Term Loans” means the Initial Term Loans.

“Test Period” means, as of any date, (a) for purposes of determining actual compliance with Section 6.10(a), the period of four consecutive Fiscal Quarters then most recently ended and (b) for any other purpose, the period of four consecutive Fiscal Quarters then most recently ended for which financial statements under Section 5.01(a) or Section 5.01(b), as applicable, have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under Section 5.01(a), “Test Period” means the period of four consecutive Fiscal Quarters most recently ended for which financial statements of the Borrower and its Subsidiaries are available.

“Threshold Amount” means $50,000,000.

“Total Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period then most recently ended or the Test Period otherwise specified where the term “Total Leverage Ratio” is used in this Agreement, in each case for Holdings and its Subsidiaries.

“Tower” means towers and other infrastructure equipment owned by the Borrower or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems.

“Trademark” means the following: (a) all trademarks (including service marks), common law marks, trade names, trade dress, and logos, slogans and other indicia of origin under the laws of any jurisdiction in the world, and the registrations and applications for registration thereof and the goodwill of the business symbolized by the foregoing; (b) all renewals of the foregoing; (c) all income, royalties, damages, and payments now or hereafter due or payable with respect thereto, including, without limitation, damages, claims, and payments for past and future infringements thereof; (d) all rights to sue for past, present, and future infringements of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (e) all rights corresponding to any of the foregoing.

“Transaction Costs” means fees, premiums, expenses and other transaction costs (including original issue discount or upfront fees) payable or otherwise borne by any Parent Company and/or its subsidiaries in connection with the Transactions and the transactions contemplated thereby.

“Transactions” means the consummation of the transactions contemplated by the RSA, including, without limitation, (a) the extension of the Initial Term Loans and the issuance of the 2027 SSNs on the Closing Date, (b) the issuance of the New Take-Back Notes, (c) the issuance of common shares of DHL, (d) the issuance of Exit Preferred Shares in connection with certain scheme of arrangements pursuant to section 99 of the Companies Act 1981 of Bermuda and (e) payment of any Transaction Costs thereby.

“Treasury Capital Stock” has the meaning assigned to such term in Section 6.04(a)(viii).

“Treasury Regulations” means the U.S. federal income tax regulations promulgated under the Code.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted Term SOFR or the Alternate Base Rate.

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“UCC” means, as applicable to the jurisdiction in determination, (i) the Uniform Commercial Code, as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests, or (ii) any statute, code or law of any other state, country or jurisdiction (including, without limitation, Bermuda and any other jurisdiction applicable to Holdings, the Borrower or any of their respective direct or indirect Subsidiaries, or any of the respective assets of any of the foregoing), to the extent such statute, code or law governs or set forth any rules, regulations or procedures relating to the creation or perfection of security interests in such jurisdiction.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unigestion” means Unigestion Holding, S.A., a company organized under the laws of Haiti.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Initial Term Loans and/or other permitted pari passu or junior secured Indebtedness (which may also include Cash and Cash Equivalents securing other Indebtedness that is secured by a Lien on Collateral along with the Initial Term Loans and/or any other permitted pari passu or junior secured Indebtedness), in each case as determined in accordance with IFRS.

“U.S.” or “United States” means the United States of America.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(f).

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness; provided that the effect of any prepayment made in respect of such Indebtedness shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be

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owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02.          Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Term Loan”) or by Type (e.g., a “SOFR Loan”) or by Class and Type (e.g., a “SOFR Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Term Loan Borrowing”) or by Type (e.g., a “SOFR Borrowing”) or by Class and Type (e.g., a “SOFR Term Loan Borrowing”).

Section 1.03.          Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “ordinary course of business” or “ordinary course” shall be deemed to also refer to items or actions that are consistent with industry practice, industry norms or, when used with respect to any Person, such Person’s past practice. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein or in any Loan Document (including any Loan Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified or extended, replaced or refinanced (subject to any restrictions or qualifications on such amendments, restatements, amendment and restatements, supplements or modifications or extensions, replacements or refinancings set forth herein), (b) any reference to any Requirement of Law in any Loan Document shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, superseding or interpreting such Requirement of Law, (c) any reference herein or in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein,” “hereof” and “hereunder,” and words of similar import, when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision hereof, (e) all references herein or in any Loan Document to Articles, Sections, clauses, paragraphs, Exhibits and Schedules shall be construed to refer to Articles, Sections, clauses and paragraphs of, and Exhibits and Schedules to, such Loan Document, (f) in the computation of periods of time in any Loan Document from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” mean “to but excluding” and the word “through” means “to and including” and (g) the words “asset” and “property”, when used in any Loan Document, shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including Cash, securities, accounts and contract rights. For purposes of determining compliance at any time with Sections 6.01, 6.02, 6.06 and 6.07, in the event that any Indebtedness, Lien, Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such Sections 6.01, 6.02, 6.06 and 6.07, the Borrower, in its sole discretion, may, from time to time, classify or reclassify such transaction or item (or portion thereof) under one or more clauses of each such Section and will only be required to include the amount and type of such transaction (or portion thereof) in any one category. It is understood and agreed that any Indebtedness, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Indebtedness, Lien, Restricted Payment, Investment and/or Disposition under Sections 6.01, 6.02, 6.04, 6.06 or 6.07, respectively, but may instead be permitted in part under any combination thereof.

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Section 1.04.      Accounting Terms; IFRS.

(a)                All financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS as in effect from time to time and, except as otherwise expressly provided herein, all terms of an accounting or financial nature that are used in calculating the Total Leverage Ratio, the Consolidated Secured Leverage Ratio, Consolidated Adjusted EBITDA, Lease Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets shall be construed and interpreted in accordance with IFRS, as in effect from time to time; provided that if any change to IFRS or in the application thereof is implemented after the date of delivery of the financial statements described in Section 3.04(a) and/or there is any change in the functional currency reflected in the financial statements, the Borrower or the Required Lenders may request to amend the relevant affected provisions hereof (whether or not the request for such amendment is delivered before or after the relevant change) to eliminate the effect of such change on the operation of such provisions and (x) the Borrower and the Administrative Agent shall negotiate in good faith to enter into an amendment of the relevant affected provisions (it being understood that no amendment or similar fee shall be payable to the Administrative Agent or any Lender in connection therewith) to preserve the original intent thereof in light of the applicable change and (y) the relevant affected provisions shall be interpreted on the basis of IFRS and the currency, in each case, as in effect and applied immediately prior to the applicable change until the request for amendment has been withdrawn by the Borrower or the Required Lenders, as applicable, or this Agreement has been amended as contemplated hereby. Any consent required from the Administrative Agent or any Required Lender with respect to the foregoing shall not be unreasonably withheld, conditioned or delayed.

(b)                Notwithstanding anything to the contrary herein, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA and Lease Adjusted EBITDA) contained in this Agreement that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a Pro Forma Basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a Pro Forma Basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents), as of the last day of such Test Period).

(c)                Notwithstanding anything to the contrary contained in paragraph (b) above or in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on May 25, 2017 shall be considered Capital Leases, and all calculations and deliverables under this Agreement (other than financial statements provided under Section 5.01) shall be made or delivered, as applicable, in accordance therewith.

(d)                For purposes of determining the permissibility of any action, change, transaction or event that by the terms of this Agreement requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Consolidated Secured Leverage Ratio and the amount of Consolidated Total Assets, Consolidated Net Income, Consolidated Adjusted EBITDA, Consolidated Total Debt and Lease Adjusted EBITDA), subject to the succeeding paragraph, such financial ratio or test shall

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be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(e)                Notwithstanding anything to the contrary in this Agreement (including in connection with any calculation made on a Pro Forma Basis), if the terms of this Agreement require (i) compliance with any financial ratio or financial test (including, without limitation any Minimum Consolidated Liquidity test, any Consolidated Secured Leverage Ratio test, and/or any Total Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Total Assets, Consolidated Adjusted EBITDA or Lease Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Indebtedness) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a Pro Forma Basis (including, in each case, giving effect to the relevant transaction, any relevant Indebtedness (including the intended use of proceeds thereof) and, at the election of the Borrower, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed), and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made. The provisions of this paragraph (e) shall also apply in respect of the incurrence of any Incremental Facility.

(f)                 For purposes of determining compliance at any time with the covenants set forth under Section 6.01, Section 6.02, Section 6.04 and Section 6.07, in the event that any Indebtedness, Lien, Restricted Payment, Investment or Disposition, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, it is understood and agreed that any Indebtedness, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Indebtedness, Lien, Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof. No Indebtedness or Lien incurred and permitted pursuant to a particular clause or category of a covenant or definition may be reclassified at any time into any other clause.

(g)                The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Borrower dated such date prepared in accordance with IFRS.

(h)                The increase in any amount secured by any Lien by virtue of the accrual of interest, the accretion of accreted value, the payment of interest or a dividend in the form of additional Indebtedness, amortization of original issue discount and/or any increase in the amount of Indebtedness outstanding solely as a result of any fluctuation in the exchange rate of any applicable currency will not be deemed to be the granting of a Lien for purposes of Section 6.02.

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Section 1.05.          Effectuation of Transactions. Each of the representations and warranties contained in this Agreement (and all corresponding definitions) is made after giving effect to the Transactions, unless the context otherwise requires.

Section 1.06.          Timing of Payment and Performance. When payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or required on a day which is not a Business Day, the date of such payment (other than as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

Section 1.07.          Times of Day. Unless otherwise specified, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

Section 1.08.          Currency Equivalents Generally.

(a)                For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Indebtedness, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of this Agreement (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Indebtedness, shall be deemed to be on the date first committed); provided, that if any Indebtedness is incurred (and, if applicable, associated Lien granted) to refinance or replace other Indebtedness denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Indebtedness (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Indebtedness being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 6.01 and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to Section 5.01 for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any hedge agreements permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Indebtedness).

(b)                Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Borrower’s consent to appropriately reflect a change in currency of any country and any relevant market convention or practice relating to such change in currency.

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Section 1.09.          Cashless Rollovers. Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Document, to the extent that any Lender extends the maturity date of, or replaces, renews or refinances, any of its then-existing Loans with Incremental Loans, Replacement Term Loans, , Extended Term Loans, or loans incurred under a new credit facility, in each case, to the extent such extension, replacement, renewal or refinancing is effected by means of a “cashless roll” by such Lender, such extension, replacement, renewal or refinancing shall be deemed to comply with any requirement hereunder or any other Loan Document that such payment be made “in Dollars”, “in immediately available funds”, “in Cash” or any other similar requirement.

Section 1.10.          [Reserved].

Section 1.11.          Rates. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.12.          Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

Article 2            THE CREDITS

Section 2.01.          Commitments.

(a)                Subject to the terms and conditions set forth herein, each Initial Term Lender (severally and not jointly) shall be deemed to have made a term loan to the Borrower (each, an “Initial Term Loan” and, together with all other term loans made on the Closing Date hereunder, collectively, the “Initial Term Loans”) automatically on the Closing Date in an aggregate principal amount equal to such Initial Term Lender’s Initial Term Loan Commitment; provided, that the aggregate principal amount of Initial Term Loans made hereunder by all Initial Term Lenders on the Closing Date (and outstanding as of such

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time) shall be $[•].2 By executing and delivering this Agreement, the Loan Parties, the Lenders and the Administrative Agent acknowledge and agree, that (i) all Initial Term Loans shall be deemed to have been made by each Initial Term Lender, and deemed to have been incurred by the Borrower, on the Closing Date, concurrently with, and automatically upon, satisfaction of the conditions set forth in Section 4.01, in each case, without requirement for any funding and (ii) each Initial Term Lender’s agreement to make an Initial Term Loan to the Borrower as provided in this Section 2.01(a) shall be deemed satisfied, and its Initial Term Loan Commitments with respect to Initial Term Loans shall expire, immediately and automatically upon such Initial Term Lender’s Initial Term Loan being deemed funded in accordance with the foregoing. Once repaid or prepaid, as the case may be, the Initial Term Loans (or any portion thereof) may not be reborrowed.

(b)                Subject to the terms and conditions of this Agreement and any applicable Refinancing Amendment, Extension Amendment or Incremental Facility Amendment, each Lender with an Additional Commitment of a given Class, severally and not jointly, agrees to make Additional Loans of such Class to the Borrower, which Additional Loans shall not exceed for any such Lender at the time of any incurrence thereof the Additional Commitment of such Class of such Lender as set forth in the applicable Refinancing Amendment, Extension Amendment or Incremental Facility Amendment.

Section 2.02.          Loans and Borrowings.

(a)                Each Initial Term Loan shall be made, continued, or deemed made, by the Initial Term Lenders ratably in accordance with their respective Initial Term Loan Commitments. The failure of any Lender to make any Initial Term Loan required to be made by it shall not relieve any other Initial Term Lender of its obligations hereunder; provided that the Initial Term Loan Commitments of the Initial Term Lenders are several and no Initial Term Lender shall be responsible for any other Initial Term Lender’s failure to make Initial Term Loans as required hereby.

(b)                Subject to Section 2.01 and Section 2.14, the Initial Term Loans shall be comprised entirely of ABR Loans or SOFR Loans as the Borrower may request in accordance herewith. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that (i) any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)                At the commencement of each Interest Period for any SOFR Borrowing, such Borrowing shall comprise an aggregate principal amount that is an integral multiple of the Dollar Equivalent of $100,000 and not less than the Dollar Equivalent of $1,000,000. Each ABR Borrowing when made shall be in an aggregate principal amount that is an integral multiple of $100,000 and not less than $1,000,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of 10 different Interest Periods in effect for SOFR Borrowings at any time outstanding (or such greater number of different Interest Periods as the Administrative Agent (acting at the direction of the Required Lenders) may agree from time to time).

(d)                Notwithstanding any other provision of this Agreement, the Borrower shall not, nor shall it be entitled to, request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date applicable to such Initial Term Loans.

2 To be the sum of $992 million and the DIFL Senior Secured Work Payment Fee.

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Section 2.03.          Requests for Borrowings. Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of SOFR Loans shall be made upon irrevocable notice by the Borrower to the Administrative Agent (provided that subject to the payment of any amounts required to be paid by the Borrower pursuant to Section 2.16, notices in respect of Borrowings to be made in connection with any acquisition, Investment or irrevocable repayment or redemption of Indebtedness may be conditioned on the closing of such acquisition, Investment or irrevocable repayment or redemption of Indebtedness). Each such notice must be in writing or by telephone (and promptly confirmed in writing) and must be received by the Administrative Agent (by hand delivery, fax or other electronic transmission (including “.pdf” or “.tif”)) not later than 11:00 a.m. (i) three Business Days prior to the requested day of any Borrowing of, conversion to or continuation of SOFR Loans and (ii) on the requested date of any Borrowing of or conversion to ABR Loans (or, in each case, such later time as shall be acceptable to the Administrative Agent (acting at the direction of the Required Lenders)); provided, however, that if the Borrower wishes to request SOFR Loans having an Interest Period of other than one, three or six months in duration as provided in the definition of “Interest Period,” (A) the applicable notice from the Borrower must be received by the Administrative Agent not later than 11:00 a.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation (or such later time as is acceptable to the Administrative Agent), whereupon the Administrative Agent shall give prompt notice to the appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to them and (B) not later than 12:00 noon three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrower whether or not the requested Interest Period has been consented to by all the appropriate Lenders. Each written notice (or confirmation of telephonic notice) with respect to a Borrowing by the Borrower pursuant to this Section 2.03(a) shall be delivered to the Administrative Agent in the form of a written Borrowing Request, appropriately completed and signed by a Responsible Officer of the Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)                 the Class of such Borrowing;

(ii)               the aggregate amount of the requested Borrowing;

(iii)             the date of such Borrowing, which shall be a Business Day;

(iv)              whether such Borrowing is to be an ABR Borrowing or a SOFR Borrowing;

(v)                in the case of a SOFR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(vi)              the location and number of the Borrower’s account or any other designated account(s) to which funds are to be disbursed (the “Funding Account”).

If, in the case of any Dollar-denominated Borrowing, no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested SOFR Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall advise each Lender of the details thereof and of the amount of the Loan to be made as part of the requested Borrowing (x) in the case of any ABR Borrowing, on the same Business Day of receipt of a Borrowing Request in accordance with this Section or (y) in the case of any SOFR Borrowing, no later than one Business Day following receipt of a Borrowing Request in accordance with this Section.

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Section 2.04.          [Reserved].

Section 2.05.          [Reserved].

Section 2.06.          [Reserved].

Section 2.07.          Funding of Borrowings.

(a)                Each Lender shall make, or be deemed to make, each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m. to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s respective Applicable Percentage. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to the Funding Account or as otherwise directed by the Borrower.

(b)                Unless the Administrative Agent has received notice from any Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if any Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to Loans comprising such Borrowing at such time. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing and the Borrower’s obligation to repay the Administrative Agent such corresponding amount pursuant to this Section 2.07(b) shall cease. If the Borrower pays such amount to the Administrative Agent, the amount so paid shall constitute a repayment of such Borrowing by such amount. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights, which the Administrative Agent or the Borrower or any other Loan Party may have against any Lender as a result of any default by such Lender hereunder.

Section 2.08.          Type; Interest Elections.

(a)                Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a SOFR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert any Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a SOFR Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders based upon their Applicable Percentages and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)                To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election either in writing (by hand delivery, fax or other electronic transmission (including “.pdf” or “.tif”)) or by telephone by the time that a Borrowing Request would be

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required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery, fax or other electronic transmission (including “.pdf” or “.tif”) to the Administrative Agent of a written Interest Election Request signed by a Responsible Officer of the Borrower.

(c)                Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)                 the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)               the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)             whether the resulting Borrowing is to be an ABR Borrowing or a SOFR Borrowing; and

(iv)              if the resulting Borrowing is a SOFR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a SOFR Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d)                Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each applicable Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)                If the Borrower fails to deliver a timely Interest Election Request with respect to a SOFR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, such Borrowing shall be converted at the end of such Interest Period to a SOFR Borrowing with an Interest Period of one month. Notwithstanding any contrary provision hereof, if an Event of Default exists and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as such Event of Default exists (i) no outstanding Borrowing may be converted to or continued as a SOFR Borrowing and (ii) unless repaid, each SOFR Borrowing shall be converted to an ABR Borrowing at the end of the then-current Interest Period applicable thereto.

Section 2.09.          Termination and Reduction of Commitments. Unless previously terminated, the Initial Term Loan Commitments of any Class on the Closing Date shall automatically terminate upon the making, or being deemed to make, of the Initial Term Loans of such Class on the Closing Date.

Section 2.10.          Repayment of Loans; Evidence of Debt; Co-Borrower Jointly and Severally Liable.

(a)                [reserved].

(b)                [reserved].

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(c)                Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d)                The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period (if any) applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e)                The entries made in the accounts maintained pursuant to paragraphs (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein (absent manifest error); provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any manifest error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement; provided, further, that in the event of any inconsistency between the accounts maintained by the Administrative Agent pursuant to paragraph (d) of this Section and any Lender’s records, the accounts of the Administrative Agent shall govern.

(f)                 Any Lender may request that Loans made by it be evidenced by a Promissory Note. In such event, the Borrower and the Co-Borrower shall prepare, execute and deliver to such Lender a Promissory Note payable to such Lender and its registered permitted assigns; it being understood and agreed that such Lender (and/or its applicable permitted assign) shall be required to return such Promissory Note to the Borrower in accordance with Section 9.05(b)(iii) and upon the occurrence of the Termination Date (or as promptly thereafter as practicable). If any Lender loses the original copy of its Promissory Note, it shall execute an affidavit of loss containing a customary indemnification provision that is reasonably satisfactory to the Borrower. The obligation of each Lender to execute an affidavit of loss containing a customary indemnification provision that is reasonably satisfactory to the Borrower shall survive the Termination Date.

(g)                Notwithstanding anything herein or in any other Loan Document to the contrary, the Co-Borrower shall be jointly and severally liable for all Obligations of the Borrower.

Section 2.11.          Prepayment of Loans.

(a)                Optional Prepayments.

(i)                 Upon prior notice in accordance with paragraph (a)(iv) of this Section, the Borrower shall have the right at any time and from time to time to prepay any Borrowing of Term Loans of one or more Classes (such Class or Classes to be selected by the Borrower in its sole discretion) in whole or in part without premium or penalty (but subject to, if applicable, Section 2.16) in an aggregate principal amount that is an integral multiple of $1,000,000 and not less than $10,000,000 or if less, the amount outstanding. Each such prepayment shall be paid to the Lenders in accordance with their respective Applicable Percentages of the relevant Class.

(ii)               [reserved].

(iii)             [reserved].

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(iv)              The Borrower shall notify the Administrative Agent by telephone (confirmed in writing) of any prepayment under this Section 2.11(a) (A) in the case of a prepayment of a SOFR Borrowing, not later than 1:00 p.m. three Business Days before the date of prepayment, or (B) in the case of a prepayment of an ABR Borrowing, not later than 1:00 p.m. one Business Day before the prepayment (or, in each case, such later date or time to which the Administrative Agent may reasonably agree). Each such notice shall be irrevocable (except as set forth in the proviso to this sentence) and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, subject to the payment of any amounts required to be paid by the Borrower pursuant to Section 2.16, a notice of prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice relating to any Borrowing, the Administrative Agent shall advise the relevant Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of a Borrowing of the same Type and Class as provided in Section 2.02(c) or such lesser amount that is then outstanding with respect to such Borrowing being repaid. Each prepayment of Term Loans shall be applied to the Class of Term Loans specified in the applicable prepayment notice, and each prepayment of Term Loans of such Class made pursuant to this Section 2.11(a) shall be applied against the remaining scheduled installments of principal due in respect of the Term Loans of such Class in the manner specified by the Borrower or, if not so specified on or prior to the date of such optional prepayment, in direct order of maturity.

(b)                Mandatory Prepayments.

(i)                 No later than the fifth Business Day after the date on which the financial statements with respect to each Fiscal Year of the Borrower are required to be delivered pursuant to Section 5.01(b), commencing with the Fiscal Year ending March 31, 2025, the Borrower shall prepay Subject Loans in accordance with clause (vi) below in an aggregate principal amount equal to the Excess Amount for the Excess Cash Flow Period then most recently ended; provided, that if at the time that any such prepayment would be required, the Borrower (or any Subsidiary) is also required to prepay, repurchase or offer to prepay or repurchase any Pari Passu Indebtedness with any portion of the Excess Amount, then the Borrower may apply such portion of the Excess Amount on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Subject Loans and the relevant Pari Passu Indebtedness to the prepayment of the Subject Loans and to the prepayment of the relevant Pari Passu Indebtedness, and the amount of prepayment of the Subject Loans that would have otherwise been required pursuant to this Section 2.11(b)(i) shall be reduced accordingly; it being understood that (x) the portion of such Excess Amount allocated to the Pari Passu Indebtedness shall not exceed the portion of such Excess Amount required to be allocated to the Pari Passu Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such Excess Amount shall be allocated to the Subject Loans in accordance with the terms hereof and (y) to the extent the holders of the Pari Passu Indebtedness decline to have such Indebtedness prepaid or repurchased, the declined amount shall promptly (and in any event within ten Business Days after the date of such rejection) be applied to prepay the Subject Loans in accordance with the terms hereof;

(ii)               No later than the fifth Business Day following the receipt of Net Proceeds in respect of any Covered Disposition, the Borrower shall apply an amount equal to 100% of the Net Proceeds received with respect thereto in excess of such thresholds (collectively, the “Subject Proceeds”) to prepay the outstanding principal amount of Subject Loans in accordance with clause (vi) below; provided that (A) the Borrower shall not be required to make a mandatory prepayment

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under this clause (ii) in respect of the Subject Proceeds up to the Reinvestment Cap to the extent (x) the Subject Proceeds are reinvested in Replacement Assets within 12 months following receipt thereof, or (y) the Borrower or any of its subsidiaries has contractually committed to so reinvest the Subject Proceeds during such 12-month period and the Subject Proceeds are so reinvested within six months after the expiration of such 12-month period; provided, however, that if the Subject Proceeds have not been so reinvested prior to the expiration of the applicable period, the Borrower shall promptly prepay the outstanding principal amount of Subject Loans with the Subject Proceeds not so reinvested as set forth above (without regard to the immediately preceding proviso); provided, further that (1) no reinvestment rights shall exist with respect to Subject Proceeds generated via any Sale and Lease-Back Transaction (except any permitted bona fide Sale and Lease-Back Transaction in respect of fiber networks, subject to the Reinvestment Cap at the time); (2) the assets that the Subject Proceeds are reinvested into must be pledged as Collateral (but Subject Proceeds of permitted Covered Dispositions of non-Collateral may be reinvested in assets that shall constitute non-Collateral, up to the amount available under the Reinvestment Cap at the time) and (3) Subject Proceeds of casualty insurance (or similar reimbursements/indemnities) relating to any assets may be used to the extent necessary to replace or repair the applicable assets, including in amounts in excess of the Reinvestment Cap and (B) if, at the time that any such prepayment would be required hereunder, the Borrower or any of its Subsidiaries is required to repay or repurchase (or offer to repay or repurchase) any Pari Passu Indebtedness, then the relevant Person may apply the Subject Proceeds on a pro rata basis to the prepayment of the Subject Loans and to the repurchase or repayment of the Pari Passu Indebtedness (determined on the basis of the aggregate outstanding principal amount of the Subject Loans and the Pari Passu Indebtedness (or accreted amount if such Pari Passu Indebtedness is issued with original issue discount) at such time); it being understood that ~~(1)~~(1) the portion of the Subject Proceeds allocated to the Pari Passu Indebtedness shall not exceed the amount of the Subject Proceeds required to be allocated to the Pari Passu Indebtedness pursuant to the terms thereof (and the remaining amount, if any, of the Subject Proceeds shall be allocated to the Subject Loans in accordance with the terms hereof), and the amount of the prepayment of the Subject Loans that would have otherwise been required pursuant to this Section 2.11(b)(ii) shall be reduced accordingly and ~~(2)~~(2) to the extent the holders of the Pari Passu Indebtedness decline to have such Indebtedness prepaid or repurchased, the declined amount shall promptly (and in any event within ten Business Days after the date of such rejection) be applied to prepay the Subject Loans in accordance with the terms hereof. Pending the final application of any such Net Proceeds, the Borrower may invest such Net Proceeds in Cash or Cash Equivalents, so long as the same shall be held in an account of the Borrower or any Guarantor and shall not be applied to repay, repurchase, redeem or otherwise make or finance any payment in respect of any other Indebtedness, or for any other purpose except as permitted by this Agreement.

(iii)             In the event that the Borrower or any of its Subsidiaries receives Net Proceeds from the issuance or incurrence of Indebtedness by the Borrower or any of its Subsidiaries (other than with respect to Indebtedness permitted under Section 6.01, except to the extent the relevant Indebtedness constitutes Refinancing Indebtedness incurred to refinance all or a portion of the Initial Term Loans pursuant to Section 6.01(n) or Replacement Term Loans incurred to refinance Initial Term Loans in accordance with the requirements of Section 9.02(c)), the Borrower shall, substantially simultaneously with (and in any event not later than two Business Days thereafter) the receipt of such Net Proceeds by the Borrower or its applicable Subsidiary, apply an amount equal to 100% of such Net Proceeds to prepay the outstanding principal amount of the relevant Initial Term Loans in accordance with clause (vi) below.

(iv)              Notwithstanding anything in this Section 2.11(b) to the contrary, (A) the Borrower shall not be required to prepay any amount that would otherwise be required to be paid

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pursuant to Sections 2.11(b)(i), (ii) or (iii) above to the extent that the relevant Excess Cash Flow is generated by any Subsidiary, the relevant Covered Disposition is consummated by any Subsidiary or the relevant Indebtedness is incurred by any Subsidiary (except to the extent the relevant Indebtedness constitutes Refinancing Indebtedness incurred by any Subsidiary to refinance all or a portion of the Initial Term Loans or Additional Term Loans pursuant to Section 6.01(n) or Replacement Term Loans incurred to refinance Initial Term Loans or Additional Term Loans in accordance with the requirements of Section 9.02(c)), as the case may be, for so long as the Borrower determines in good faith that the repatriation to the Borrower of any such amount would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant to Section 2.11(b)(i), (ii) or (iii) above) under any Requirement of Law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations); it being understood and agreed that (i) solely within 365 days following the end of the applicable Excess Cash Flow Period, the event giving rise to the relevant Subject Proceeds or the receipt of proceeds from the respective incurrence of Indebtedness, the Borrower shall take all commercially reasonable actions required by applicable Requirements of Law to permit such repatriation and (ii) if the repatriation of the relevant affected Excess Cash Flow, Subject Proceeds or Indebtedness proceeds, as the case may be, is permitted under the applicable Requirement of Law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the end of the applicable Excess Cash Flow Period, the event giving rise to the relevant Subject Proceeds or the receipt of Net Proceeds in respect of any such Indebtedness, the relevant Subsidiary will promptly repatriate the relevant Excess Cash Flow, Subject Proceeds or Net Proceeds in respect of Indebtedness, as the case may be, and the repatriated Excess Cash Flow, Subject Proceeds or Net Proceeds in respect of Indebtedness, as the case may be, will be promptly (and in any event not later than twenty (20) Business Days after such repatriation) applied (net of additional Taxes payable or reserved against such Excess Cash Flow, such Subject Proceeds or such Net Proceeds in respect of Indebtedness, as a result thereof) to the repayment of the Initial Term Loans and Additional Term Loans pursuant to this Section 2.11(b) to the extent required herein (without regard to this clause (iv), (B) the Borrower shall not be required to prepay any amount that would otherwise be required to be paid pursuant to Sections 2.11(b)(i) or (ii) to the extent that the relevant Excess Cash Flow is generated by any Joint Venture or the relevant Subject Proceeds or Net Proceeds in respect of Indebtedness are received by any Joint Venture for so long as the Borrower determines in good faith that the distribution to the Borrower of such Excess Cash Flow, Subject Proceeds or Net Proceeds in respect of Indebtedness would be prohibited under the Organizational Documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the end of the applicable Excess Cash Flow Period, the event giving rise to the relevant Subject Proceeds or the receipt of Net Proceeds in respect of any such Indebtedness, the relevant Joint Venture will promptly distribute the relevant Excess Cash Flow, the relevant Subject Proceeds or the relevant Net Proceeds in respect of Indebtedness, as the case may be, and the distributed Excess Cash Flow, Subject Proceeds or Net Proceeds in respect of Indebtedness, as the case may be, will be promptly (and in any event not later than twenty (20) Business Days after such distribution) applied (net of additional Taxes payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 2.11(b) to the extent required herein (without regard to this clause (iv)) and (C) if the Borrower determines in good faith that the repatriation to the Borrower of any amounts required to mandatorily prepay the Initial Term Loans and Additional Term Loans

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pursuant to Sections 2.11(b)(i), (ii) or (iii) above would result in material adverse tax consequences for any Loan Party or any of such Loan Party’s Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Borrower in good faith, the amount the Borrower shall be required to mandatorily prepay pursuant to Sections 2.11(b)(i), (ii) or (iii) above, as applicable, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Subject Proceeds, Excess Cash Flow or the Net Proceeds in respect of any such Indebtedness from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the event giving rise to the relevant Subject Proceeds, the receipt of Net Proceeds in respect of any such Indebtedness or the end of the applicable Excess Cash Flow Period, as the case may be, an amount equal to the Subject Proceeds, Excess Cash Flow or the Net Proceeds in respect of any such Indebtedness, as applicable, not previously applied pursuant to this clause (C), shall be promptly (and in any event not later than twenty (20) Business Days after such distribution) applied to the repayment of the Initial Term Loans and Additional Term Loans pursuant to Section 2.11(b) as otherwise required above (without regard to this clause (iv));

(v)                Each Lender may elect, by notice to the Administrative Agent at or prior to the time and in the manner specified by the Administrative Agent, prior to any prepayment of Initial Term Loans and Additional Term Loans required to be made by the Borrower pursuant to this Section 2.11(b), to decline all or a portion of its Applicable Percentage of such prepayment (such declined amounts, the “Declined Proceeds”), which Declined Proceeds may be retained by the Borrower; provided, further, that, for the avoidance of doubt, no Lender may reject any prepayment made under Section 2.11(b)(iii) above to the extent that such prepayment is made with the Net Proceeds of (w) Refinancing Indebtedness (including Replacement Debt) incurred to refinance all or a portion of the Initial Term Loans and Additional Term Loans pursuant to Section 6.01(n), (x) Incremental Term Loans incurred to refinance all or a portion of the Term Loans pursuant to Section 2.22, (y) Replacement Term Loans incurred to refinance all or a portion of the Term Loans in accordance with the requirements of Section 9.02(c) and/or (z) Incremental Equivalent Debt incurred to refinance all or a portion of the Term Loans in accordance with the requirements of Section 6.01(r). If any Lender fails to deliver a notice to the Administrative Agent of its election to decline receipt of its Applicable Percentage of any mandatory prepayment within the time frame specified by the Administrative Agent, such failure will be deemed to constitute an acceptance of such Lender’s Applicable Percentage of the total amount of such mandatory prepayment of Initial Term Loans and Additional Term Loans.

(vi)              Except as may otherwise be set forth in any amendment to this Agreement in connection with any Additional Term Loan, (A) each prepayment of Initial Term Loans or Additional Term Loans pursuant to this Section 2.11(b) shall be applied ratably to each Class of Term Loans (based upon the then outstanding principal amounts of the respective Classes of Term Loans) (provided that any prepayment constituting (w) Refinancing Indebtedness (including Replacement Debt) incurred to refinance all or a portion of the Initial Term Loans or Additional Term Loans pursuant to Section 6.01(n), (x) Incremental Loans incurred to refinance all or a portion of the Term Loans pursuant to Section 2.22, (y) Replacement Term Loans incurred to refinance all or a portion of the Term Loans in accordance with the requirements of Section 9.02(c) and/or (z) Incremental Equivalent Debt incurred to refinance all or a portion of the Term Loans in accordance with the requirements of Section 6.01(r) shall, in each case be applied solely to each applicable Class of refinanced or replaced Term Loans), (B) with respect to each Class of Initial Term Loans and Additional Term Loans, all accepted prepayments under Section 2.11(b)(i), (ii) or (iii) shall be applied against the remaining scheduled installments of principal due in respect of the Initial Term

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Loans and Additional Term Loans as directed by the Borrower (or, in the absence of direction from the Borrower, to the remaining scheduled amortization payments in respect of the Initial Term Loans and Additional Term Loans in direct order of maturity), and (C) each such prepayment shall be paid to the Term Lenders in accordance with their respective Applicable Percentages. The amount of such mandatory prepayments shall be applied on a pro rata basis to the then outstanding Initial Term Loans and Additional Term Loans being prepaid irrespective of whether such outstanding Loans are ABR Loans or SOFR Loans; provided that the amount thereof shall be applied first to ABR Loans to the full extent thereof before application to the SOFR Loans in a manner that minimizes the amount of any payments required to be made by the Borrower pursuant to Section 2.16.

(vii)            All prepayments under this Section 2.11(b) shall be made together with, in the case of any such prepayment of any SOFR Loan on a date prior to the last day of an Interest Period therefor, any amounts owing in respect of such SOFR Loan pursuant to Section 2.16. Notwithstanding any of the other provisions of this Section 2.11, so long as no Event of Default shall have occurred and be continuing, if any prepayment of SOFR Loans is required to be made under this Section 2.11(b), prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit the amount of any such prepayment otherwise required to be made thereunder into with the Administrative Agent until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.11(b). Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with this Section 2.11(b).

(viii)          [Reserved].

(ix)              At the time of each prepayment required under Section 2.11(b)(i), (ii) or (iii), the Borrower shall deliver to the Administrative Agent a certificate signed by a Responsible Officer of the Borrower setting forth in reasonable detail the calculation of the amount of such prepayment. Each such certificate shall specify the Borrowings being prepaid and the principal amount of each Borrowing (or portion thereof) to be prepaid. Prepayments shall be accompanied by accrued interest as required by Section 2.13. All prepayments of Borrowings under this Section 2.11(b) shall be subject to Section 2.16 and, except as set forth in the last sentence of clause (vi) above, shall otherwise be without premium or penalty.

Section 2.12.          Fees.

(a)                [Reserved].

(b)                [Reserved].

(c)                [Reserved].

(d)                The Borrower agrees to pay to the Administrative Agent, for its own account, the fees in the amounts and at the times separately agreed upon by the Borrower and the Administrative Agent in writing.

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(e)                All fees payable hereunder shall be paid on the dates due, in Dollars and in immediately available funds. Fees paid shall not be refundable under any circumstances except as otherwise provided in any separate letter agreements with respect to fees payable to the Administrative Agent. Fees payable hereunder shall accrue through and including the last day of the month immediately preceding the applicable fee payment date.

(f)                 [Reserved]

(g)                Unless otherwise indicated herein, all computations of fees shall be made on the basis of a 360-day year and shall be payable for the actual days elapsed (including the first day but excluding the last day). Each determination by the Administrative Agent of the amount of any fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

Section 2.13.          Interest.

(a)                The Initial Term Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)                The Initial Term Loans comprising each SOFR Borrowing shall bear interest at the Adjusted Term SOFR for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)                The Borrower shall pay accrued interest equal to (i) the amount of interest as determined pursuant to Section 2.13(a) or (b), as applicable, minus (ii) the portion of such interest attributable to the Applicable PIK Rate in cash on the relevant Interest Payment Date. The remaining portion of accrued interest payable on such Interest Payment Date, which represents the portion attributable to the Applicable PIK Rate, shall be paid in-kind by increasing the outstanding principal amount of such Loan by the amount of interest so paid-in-kind on such Interest Payment Date; provided, that notwithstanding the foregoing, in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable in cash on the date of such repayment or prepayment. At the Borrower’s option, the Borrower may pay all interest for any Interest Period in cash; provided, further, that if Newco at any time provides written notice to the Administrative Agent and the Borrower, pursuant to the indenture governing the New Take-Back Notes, that Newco intends to pays cash interest under the New Take-Back Notes during an interest period thereunder from and after the second anniversary of the issue date of the New Take-Back Notes, all interest on the Initial Term Loans for such interest period shall be payable in cash, and the Borrower shall not be permitted to pay interest in-kind for such interest period.

(d)                Notwithstanding the foregoing, but in all cases subject to Section 9.05(f), during the existence and continuance of any Event of Default under Section 7.01(a), if any principal of or interest on any Initial Term Loan or any fee payable by the Borrower hereunder is not, in each case, paid or reimbursed when due, whether at stated maturity, upon acceleration or otherwise, the relevant overdue amount shall bear interest, to the fullest extent permitted by applicable Requirements of Law, after as well as before judgment, at a rate per annum equal to in the case of overdue principal or interest of any Initial Term Loan, 2.00% plus the rate otherwise applicable to such Initial Term Loan, as provided in the preceding paragraphs of this Section; provided that no amount shall be payable pursuant to this Section 2.13(d) to any Defaulting Lender so long as such Lender is a Defaulting Lender; provided further that no amounts shall accrue pursuant to this Section 2.13(d) on any overdue amount or other amount payable to a Defaulting Lender so long as such Lender is a Defaulting Lender.

(e)                Accrued interest on each Initial Term Loan shall be payable in arrears on each Interest Payment Date for such Initial Term Loan and on the Maturity Date applicable to such Loan;

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provided that (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Initial Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any SOFR Loan prior to the end of the current Interest Period therefor, accrued interest on such Initial Term Loan shall be payable on the effective date of such conversion.

(f)                 All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed for ABR Loans based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted Term SOFR shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error. Interest shall accrue on each Loan from the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall bear interest for one day; provided further that, in the case of any ABR Loan, interest shall accrue through and including the last day of the month preceding the applicable Interest Payment Date.

(g)                Term SOFR Conforming Changes. In connection with the use or administration of Term SOFR or Adjusted Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR or Adjusted Term SOFR.

Section 2.14.          Benchmark Replacement Setting

(a)                Benchmark Replacement.

(i)                 Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.14(a)(i) will occur prior to the applicable Benchmark Transition Start Date.

(ii)               No swap agreement shall be deemed to be a “Loan Document” for purposes of this Section 2.14.

(b)                Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

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(c)                Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.14(d) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.14, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.14.

(d)                Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)                Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans and (ii) any outstanding affected SOFR Loans will be deemed to have been converted to ABR Loans at the end of the applicable Interest Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Alternate Base Rate.

Section 2.15.          Increased Costs.

(a)                If any Change in Law:

(i)                 imposes, modifies or deems applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in SOFR);

(ii)               subject any Lender to any Tax with respect to any Loan Document (other than (i) Taxes indemnifiable under Section 2.17 or (ii) Excluded Taxes); or

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(iii)             imposes on any Lender any other condition affecting this Agreement or SOFR Loans made by any Lender or participation therein;

and the result of any of the foregoing is to increase the cost to the relevant Lender of making or maintaining any SOFR Loan (or of maintaining its obligation to make any such Loan) (whether of principal, interest or otherwise) in respect of any SOFR Loan to be material, then, within 30 days after the Borrower’s receipt of the certificate contemplated by paragraph (a) of this Section, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender, as applicable, for such additional costs incurred or reduction suffered; provided that the Borrower shall not be liable for such compensation if (x) the relevant Change in Law occurs on a date prior to the date such Lender becomes a party hereto, (y) such Lender invokes Section 2.20 or (z) in the case of requests for reimbursement under clause (iii) above resulting from a market disruption, (A) the relevant circumstances do not generally affect the banking market or (B) the applicable request has not been made by Lenders constituting Required Lenders.

(b)                If any Lender determines that any Change in Law regarding liquidity or capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law other than due to Taxes, which shall be dealt with exclusively pursuant to Section 2.17 (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then within 30 days of receipt by the Borrower of the certificate contemplated by paragraph (a) of this Section the Borrower will pay to such Lender, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)                A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section and setting forth in reasonable detail the manner in which such amount or amounts were determined and certifying that such Lender is generally charging such amounts to similarly situated borrowers shall be delivered to the Borrower and shall be conclusive absent manifest error.

(d)                Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.16.          Compensation for Losses. In the event of (a)  the payment of any principal of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (c) the failure to borrow, convert, continue or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, or (d)  the assignment of any SOFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.19(b), then, in any such event, the Borrower shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds or from any fees payable. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be

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delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof

Section 2.17.          Taxes.

(a)                Any and all payments by or on account of any obligation of any Loan Party hereunder or any other Loan Document shall be made free and clear of and without deduction for any Taxes, except as required by applicable Requirements of Law. If any applicable Requirement of Law requires the deduction or withholding of any Tax from any such payment, then (i) if such Tax is an Indemnified Tax, the amount payable by the applicable Loan Party shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, each Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Loan Party shall make such deductions and (iii) such Loan Party shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Requirements of Law.

(b)                In addition, the Loan Parties shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Requirements of Law.

(c)                Each Loan Party shall indemnify the Administrative Agent, the Collateral Agent, and each Lender within 30 days after written demand therefor, for the full amount of any Indemnified Taxes payable or paid by the Administrative Agent, the Collateral Agent or such Lender, as applicable, on or with respect to any payment by or any payment on account of any obligation of any Loan Party hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were corrected or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Loan Party by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent or the Collateral Agent, in each case on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. If the Borrower determines that a reasonable basis exists for contesting an Indemnified Taxes for which a Loan Party has paid additional amount or indemnification payments, each affected Lender, the Collateral Agent or the Administrative Agent, as the case may be, shall use reasonable efforts to cooperate with the Borrower as the Borrower may reasonably request in challenging such Tax. The Borrower shall indemnify and hold the Administrative Agent, the Collateral Agent, each Lender harmless against any out-of-pocket expenses incurred by such person in connection with any request made by the Borrower pursuant to this Section 2.17(c). Nothing in this Section 2.17(c) shall obligate the Administrative Agent, the Collateral Agent or any Lender to take any action that such person, in its sole judgment, determines may result in a material detriment to such person.

(d)                Each Lender shall severally indemnify the Administrative Agent and the Collateral Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes on or with respect to any payment under any Loan Document that is attributable to such Lender (but only to the extent that no Loan Party has already indemnified the Administrative Agent or the Collateral Agent, as applicable, for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.05(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender that are payable or paid by the Administrative Agent or the Collateral Agent in connection with any Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent or the Collateral

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Agent, as applicable, shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent and Collateral Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent or the Collateral Agent, as applicable, to any Lender under any Loan Document or otherwise payable by the Administrative Agent or the Collateral Agent, as applicable, to any Lender from any other source against any amount due to the Administrative Agent or the Collateral Agent, as applicable, under this clause (d).

(e)                As soon as practicable after any payment of Indemnified Taxes by any Loan Party to a Governmental Authority, such Loan Party shall deliver to the Administrative Agent or the Collateral Agent, as applicable, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment that is reasonably satisfactory to the Administrative Agent.

(f)                 Status of Lenders.

(i)                 Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower, the Administrative Agent and the Collateral Agent, at the time or times reasonably requested by the Borrower, the Administrative Agent or the Collateral Agent, such properly completed and executed documentation as the Borrower, the Administrative Agent or the Collateral Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower, the Administrative Agent or the Collateral Agent, shall deliver such other documentation prescribed by applicable Requirements of Law or reasonably requested by the Borrower, the Administrative Agent or the Collateral Agent as will enable the Borrower, the Administrative Agent or the Collateral Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender hereby authorizes the Administrative Agent to deliver to the Borrower and to any successor Administrative Agent any documentation provided to the Administrative Agent pursuant to this Section 2.17(f).

(ii)               Without limiting the generality of the foregoing,

(A)              each Lender that is not a Foreign Lender shall deliver to the Borrower and the Administrative Agent (and the Administrative Agent shall provide to the Collateral Agent at the request of the Collateral Agent) on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower, the Administrative Agent or the Collateral Agent), two executed original copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)              each Foreign Lender shall deliver to the Borrower and the Administrative Agent (and the Administrative Agent shall provide to the Collateral Agent at the request of the Collateral Agent) (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the

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Borrower, the Administrative Agent or the Collateral Agent), whichever of the following is applicable:

(1)                in the case of any Foreign Lender claiming the benefits of an income tax treaty to which the U.S. is a party (x) with respect to payments of interest under any Loan Document, executed original copies of IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)                executed original copies of IRS Form W-8ECI;

(3)                in the case of any Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit L-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed original copies of IRS Form W-8BEN; or

(4)                to the extent any Foreign Lender is not the beneficial owner, executed original copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit L-2 or Exhibit L-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if such Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit L-4 on behalf of each such direct or indirect partner;

(C)              each Foreign Lender shall deliver to the Borrower and the Administrative Agent (and the Administrative Agent shall provide to the Collateral Agent at the request of the Collateral Agent) (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower, the Administrative Agent or the Collateral Agent), executed original copies of any other form prescribed by applicable Requirements of Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Requirements of Law to permit the Borrower, the Administrative Agent or the Collateral Agent to determine the withholding or deduction required to be made; and

(D)              if a payment made to any Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall

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deliver to the Borrower, the Administrative Agent or the Collateral Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation as is prescribed by applicable Requirements of Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower, the Administrative Agent or the Collateral Agent as may be necessary for the Borrower, the Administrative Agent and the Collateral Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such documentation or promptly notify the Borrower, the Administrative Agent and the Collateral Agent in writing of its legal inability to do so.

(g)                If the Administrative Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by any Loan Party or with respect to which such Loan Party has paid additional amounts pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay over such refund to such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 2.17 with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender (including any Taxes imposed with respect to such refund), and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that such Loan Party, upon the request of the Administrative Agent or such Lender agrees to repay the amount paid over to such Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the Administrative Agent or any Lender be required to pay any amount to any Loan Party pursuant to this paragraph (g) to the extent that the payment thereof would place the Administrative Agent, Lender in a less favorable net after-Tax position than the position that the Administrative Agent or such Lender would have been in if the Tax subject to indemnification had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This Section shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to the relevant Loan Party or any other Person.

(h)                The Administrative Agent shall deliver to Borrower, on or before the date on which it becomes the Administrative Agent hereunder, either (i) a duly executed original IRS Form W-9 (or any applicable successor form) certifying that the Administrative Agent is not subject to backup withholding, or (ii) (A) a duly completed executed original IRS Form W-8ECI to establish that the Administrative Agent is not subject to withholding Taxes under the Internal Revenue Code with respect to any amounts payable for the account of the Administrative Agent under any of the Loan Documents and (B) a duly executed original IRS Form W-8IMY (or applicable successor form) certifying that it is a U.S. branch that has agreed to be treated as a U.S. person for United States federal withholding Tax purposes with respect to payments received by it from the Borrower for the account of others under the Loan Documents.

(i)                 Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement

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of, any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

Section 2.18.          Payments Generally; Allocation of Proceeds; Sharing of Payments.

(a)                Unless otherwise specified, the Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) prior to the time expressed hereunder or under such Loan Document (or, if no time is expressly required, by 2:00 p.m.) on the date when due, in immediately available funds, without set-off (except as otherwise provided in Section 2.17) or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent to the applicable account designated to the Borrower by the Administrative Agent, except that payments pursuant to Sections 2.15, 2.16 or 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. Each Lender agrees that in computing such Lender’s portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round such Lender’s percentage of such Borrowing to the next higher or lower whole dollar amount. All payments (including accrued interest) hereunder shall be made in Dollars. Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b)                Subject in all respects to the provisions of the First Lien Intercreditor Agreement or any applicable Acceptable Intercreditor Agreement, all proceeds of Collateral received by the Administrative Agent or the Collateral Agent at any time when an Event of Default exists and all or any portion of the Loans have been accelerated hereunder pursuant to Section 7.01, shall, upon election by the Administrative Agent or at the direction of all the Lenders, be applied, first, on a pro rata basis, to pay any fees, indemnities, or expense reimbursements then due to the Administrative Agent, any Collateral Agent from the Borrower constituting Obligations, second, on a pro rata basis, to pay any fees or expense reimbursements then due to the Lenders from the Borrower constituting Obligations, third, to pay interest due and payable in respect of any Loans, on a pro rata basis, fourth, to prepay principal on the Loans, all Banking Services Obligations and all Secured Hedging Obligations, on a pro rata basis among the Secured Parties, fifth, to the payment of any other Secured Obligation due to the Administrative Agent, any Collateral Agent, any Lender or any other Secured Party by the Borrower on a pro rata basis, sixth, as provided for under the First Lien Intercreditor Agreement and any applicable Acceptable Intercreditor Agreement and seventh, to the Borrower or as the Borrower shall direct.

(c)                If any Lender obtains payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) in respect of any principal of or interest on any of its Loans of any Class held by it resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans of such Class and accrued interest thereon than the proportion received by any other Lender with Loans of such Class, then the Lender receiving such greater proportion shall purchase (for Cash at face value) participations in the Loans of such Class of other Lenders of such Class at such time outstanding to the extent necessary so that the benefit of all such payments shall be shared by the Lenders of such Class ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans of such Class; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this

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paragraph shall not apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by any Lender as consideration for the assignment of or sale of a participation in any of its Loans to any permitted assignee or participant, including any payment made or deemed made in connection with Sections 2.22, 2.23, 9.02(c) and/or Section 9.05. The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable Requirements of Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.18(c) and will, in each case, notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.18(c) shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

(d)                Unless the Administrative Agent has received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lender the amount due. In such event, if the Borrower has not in fact made such payment, then each Lender severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)                If any Lender fails to make any payment required to be made by it pursuant to Section 2.07(b) or Section 2.18(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.19.          Mitigation Obligations; Replacement of Lenders.

(a)                If any Lender requests compensation under Section 2.15 or such Lender determines it can no longer make or maintain SOFR Loans pursuant to Section 2.20, or the Borrower is required to pay any additional amount to or indemnify any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder affected by such event, or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as applicable, in the future or mitigate the impact of Section 2.20, as the case may be, and (ii) would not subject such Lender to any material unreimbursed out-of-pocket cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)                If (i) any Lender requests compensation under Section 2.15 or such Lender determines it can no longer make or maintain SOFR Loans pursuant to Section 2.20, (ii) the Borrower is

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required to pay any additional amount to or indemnify any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, (iii) any Lender is a Defaulting Lender or (iv) in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby” (or any other Class or group of Lenders other than the Required Lenders) with respect to which Required Lender consent (or the consent of Lenders holding loans or commitments of such Class or lesser group representing more than 50% of the sum of the total loans and unused commitments of such Class or lesser group at such time) has been obtained, as applicable, any Lender is a non-consenting Lender (each such Lender, a “Non-Consenting Lender”), then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, (x) terminate the applicable Commitments and/or Additional Commitments of such Lender, and repay all Obligations of the Borrower owing to such Lender relating to the applicable Loans and participations held by such Lender as of such termination date under one or more Credit Facilities or Additional Credit Facilities as the Borrower may elect or (y) replace such Lender by requiring such Lender to assign and delegate (and such Lender shall be obligated to assign and delegate), without recourse (in accordance with and subject to the restrictions contained in Section 9.05), all of its interests, rights and obligations under this Agreement to an Eligible Assignee that shall assume such obligations (which Eligible Assignee may be another Lender, if any Lender accepts such assignment); provided that (A) such Lender shall have received payment of an amount equal to the outstanding principal amount of its Loans in each case of such Class of Loans, Commitments and/or Additional Commitments, accrued interest thereon, accrued fees and all other amounts payable to it hereunder with respect to such Class of Loans, Commitments and/or Additional Commitments, (B) in the case of any assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments and (C) such assignment does not conflict with applicable law. No action by or consent of a Defaulting Lender or a Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of the amounts described in clause (A) of the immediately preceding sentence. No Lender (other than a Defaulting Lender) shall be required to make any such assignment and delegation, and the Borrower may not repay the Obligations of such Lender or terminate its Commitments or Additional Commitments, if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Each Lender agrees that if it is replaced pursuant to this Section 2.19, it shall execute and deliver to the Administrative Agent an Assignment and Assumption to evidence such sale and purchase and shall deliver to the Administrative Agent any Promissory Note (if the assigning Lender’s Loans are evidenced by one or more Promissory Notes) subject to such Assignment and Assumption (provided that the failure of any Lender replaced pursuant to this Section 2.19 to execute an Assignment and Assumption or deliver any such Promissory Note shall not render such sale and purchase (and the corresponding assignment) invalid), such assignment shall be recorded in the Register and any such Promissory Note shall be deemed cancelled. Each Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Lender’s attorney-in-fact, with full authority in the place and stead of such Lender and in the name of such Lender, from time to time in the Administrative Agent’s discretion, with prior written notice to such Lender, to take any action and to execute any such Assignment and Assumption or other instrument that the Administrative Agent may deem reasonably necessary to carry out the provisions of this clause (b).

Section 2.20.          Illegality. If any Lender determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or to determine or charge interest based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (through the Administrative Agent) (an “Illegality Notice”), (a) any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to continue SOFR Loans or to convert

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ABR Loans to SOFR Loans, shall be suspended, and (b) the interest rate on which ABR Loans shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to clause (c) of the definition of “Alternate Base Rate”, in each case until each affected Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of an Illegality Notice, the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all SOFR Loans to ABR Loans (the interest rate on which ABR Loans shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to clause (c) of the definition of “Alternate Base Rate”), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, in each case until the Administrative Agent is advised in writing by the applicable affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.16.

Section 2.21.          Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)                Fees shall cease to accrue on the unfunded portion of any Commitment of such Defaulting Lender pursuant to Section 2.12(a).

(b)                The Commitments and Loans of such Defaulting Lender shall not be included in determining whether all Lenders, each affected Lender, the Required Lenders, the Supermajority Required Lenders or such other number of Lenders as may be required hereby or under any other Loan Document have taken or may take any action hereunder (including any consent to any waiver, amendment or modification pursuant to Section 9.02); provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Defaulting Lender disproportionately and adversely relative to other affected Lenders shall require the consent of such Defaulting Lender.

(c)                Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of any Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 2.11, Section 2.15, Section 2.16, Section 2.17, Section 2.18, Article 7, Section 9.05 or otherwise, and including any amounts made available to the Administrative Agent by such Defaulting Lender pursuant to Section 9.09), shall be applied at such time or times as may be determined by the Administrative Agent and, where relevant, the Borrower as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, so long as no Default or Event of Default exists, as the Borrower may request, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement; third, if so determined by the Administrative Agent or the Borrower, to be held in a deposit account and released in order to satisfy obligations of such Defaulting Lender to fund Loans under this Agreement; fourth, to the payment of any amounts owing to the non-Defaulting Lenders as a result of any judgment of a court of competent jurisdiction obtained by any non-Defaulting Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loan in respect of which such Defaulting Lender has not fully

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funded its appropriate share and (y) such Loan was made or created, as applicable, at a time when the conditions set forth in Section 4.01 were satisfied or waived, such payment shall be applied solely to pay the Loans of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender. Any payments, prepayments or other amounts paid or payable to any Defaulting Lender that are applied (or held) to pay amounts owed by any Defaulting Lender pursuant to this Section 2.21(c) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

Section 2.22.          Incremental Credit Extensions.

(a)                The Borrower may, at any time, on one or more occasions pursuant to an Incremental Facility Amendment (i) add one or more new tranches of term facilities and/or increase the principal amount of any Class of Initial Term Loans or any Class of Additional Term Loans by requesting new term loan commitments to be added to such Loans (any such new tranche or increase, an “Incremental Term Facility” and any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”) and/or (ii) add one or more tranches of revolving commitments (any such new tranche, an “Incremental Revolving Facility” and, together with any Incremental Term Facility, “Incremental Facilities”, or either or any thereof, an “Incremental Facility”; and the loans thereunder, “Incremental Revolving Loans” and, together with any Incremental Term Loans, “Incremental Loans”) in an aggregate outstanding principal amount not to exceed, when together with the aggregate outstanding principal amount of Incremental Equivalent Debt, the Incremental Cap as in effect at the time of determination; provided that:

(i)                 no Incremental Commitment may be less than the Dollar Equivalent of $5,000,000 (or such lesser amount to which the Administrative Agent (acting at the direction of the Required Lenders) may reasonably agree),

(ii)               except as separately agreed from time to time between the Borrower and any Lender, no Lender shall be obligated to provide any Incremental Commitment, and the determination to provide such commitments shall be within the sole and absolute discretion of such Lender,

(iii)             no Incremental Facility or Incremental Loan (nor the creation, provision or implementation thereof) shall require the approval of any existing Lender other than in its capacity, if any, as a lender providing all or part of any Incremental Commitment or Incremental Loan,

(iv)              such Incremental Facility has covenant and event of default provisions no more onerous, taken as a whole, than those applicable to the Initial Term Loans, unless this Agreement is amended at the time of incurrence of such Incremental Facility to include such provisions (other than covenants and event of default provisions consistent with the 2027 Senior Secured Indenture or the addition of any financial covenant with respect to any Incremental Revolving Facility),

(v)                the Effective Yield (and the components thereof) applicable to any Incremental Facility may be determined by the Borrower and the lender or lenders providing such Incremental Facility; provided that the Effective Yield applicable thereto may not be more than 0.50% higher than the Effective Yield applicable to the Initial Term Loans unless the Applicable Rate (and/or, as provided in the proviso below, the Alternate Base Rate floor or SOFR floor) with respect to the Initial Term Loans is adjusted such that the Effective Yield on the Initial Term Loans

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is not more than 0.50% per annum less than the Effective Yield with respect to such Incremental Facility; provided, that any increase in Effective Yield applicable to any Initial Term Loan due to the application or imposition of an Alternate Base Rate floor or SOFR floor on any Incremental Facility may, at the election of the Borrower, be effected through an increase in the Alternate Base Rate floor or SOFR floor applicable to such Initial Term Loans or an increase in the interest rate margin applicable to such Incremental Loans,

(vi)              the final maturity date with respect to any Incremental Loans shall be no earlier than the Latest Term Loan Maturity Date with respect to Term Loans then outstanding; provided, that the foregoing limitations shall not apply to (A) any Incremental Revolving Facility provided by a third party lender not party to this Agreement immediately prior to the entry into such Incremental Revolving Facility or (B) an existing Lender, so long as participation is offered to all existing Lenders on substantially the same terms,

(vii)            the Weighted Average Life to Maturity of any Incremental Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans; provided, that the foregoing limitations shall not apply to (A) any Incremental Revolving Facility provided by a third party lender not party to this Agreement immediately prior to the entry into such Incremental Revolving Facility or (B) an existing Lender, so long as participation is offered to all existing Lenders on substantially the same terms,

(viii)          [reserved],

(ix)              subject to clauses (vi) and (vii) above, any Incremental Term Facility may otherwise have an amortization schedule as determined by the Borrower and the lenders providing such Incremental Term Facility,

(x)                subject to clause (v) above, to the extent applicable, any fees payable in connection with any Incremental Facility shall be determined by the Borrower and the arrangers and/or lenders providing such Incremental Facility,

(xi)              (A) each Incremental Facility shall rank pari passu with or be junior to the Initial Term Loans in right of payment and security or shall be unsecured and (B) no Incremental Facility may be (x) guaranteed by any Person which is not a Loan Party or (y) secured by Liens on any assets other than the Collateral,

(xii)            any Incremental Term Facility may provide for the ability to participate (A) on a pro rata basis or non-pro rata basis in any voluntary prepayment of Term Loans made pursuant to Section 2.11(a) and (B) on a pro rata basis (but not on a greater than pro rata basis, other than in the case of prepayment with proceeds of Indebtedness refinancing such Incremental Term Loans) in any mandatory prepayment of Term Loans required pursuant to Section 2.11(b);

(xii)       no Event of Default shall exist immediately prior to or after giving effect to the incurrence of such Incremental Facility,

(xiii)       except as otherwise required or permitted in clauses (iv) through (xi) above, all other terms of any Incremental Facility, shall be as agreed between the Borrower and the lenders providing such Incremental Facility,

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(xiv)          the proceeds of any Incremental Facility may be used for working capital, Capital Expenditures, Investments permitted under this Agreement, Restricted Payments to finance payment of interest in respect of the New Take-Back Notes to the extent permitted hereunder and general corporate purposes of Holdings and its Subsidiaries, provided, that, for the avoidance of doubt, Holdings and its Subsidiaries shall not be permitted to use the proceeds of any such Incremental Facility for any other Restricted Payment or for the purpose of refinancing any other Indebtedness, and

(xv)            on the date of the making of any Incremental Term Loans that will be added to any Class of Initial Term Loans or Additional Term Loans, and notwithstanding anything to the contrary set forth in Sections 2.08 or 2.13, such Incremental Term Loans shall be added to (and constitute a part of) each borrowing of outstanding Initial Term Loans or Additional Term Loans, as applicable, of the same type with the same Interest Period of the respective Class on a pro rata basis (based on the relative sizes of the various outstanding Borrowings), so that each Term Lender will participate proportionately in each then outstanding borrowing of Initial Term Loans or Additional Term Loans, as applicable, of the same type with the same Interest Period of the respective Class.

(b)                The Borrower shall offer to each Lender an opportunity to participate on a pro rata basis in Incremental Commitments; provided that such offer shall be deemed to have been declined by such Lender if no written response is provided to the Borrower within five Business Days of receipt of such offer; and provided, further, that if any Lender declines to participate in such Incremental Commitments to the extent of its full pro rata allocation, then the unsubscribed portion shall be reoffered to Lenders who subscribed for their pro rata participation in such Incremental Commitments; provided, that such reoffer shall be deemed to have been declined by any Lender receiving such reoffer if no written response is provided to the Borrower within five Business Days of the reoffer; and provided, further, still that if any amount of such Incremental Commitments remains unsubscribed following such reoffer, then the entire aggregate principal amount such Incremental Commitments may be offered to any other Eligible Assignee (any such other Eligible Assignee being called an “Additional Lender”); provided that the Administrative Agent (acting at the direction of the Required Lenders) shall have consented (such consent not to be unreasonably withheld, conditioned or delayed) to the relevant Additional Lender’s provision of Incremental Commitments if such consent would be required under Section 9.05(b) for an assignment of Loans to such Additional Lender; provided; further, that any Additional Lender that is an Affiliated Lender shall be subject to the provisions of Section 9.05(g), mutatis mutandis, to the same extent as if Incremental Commitments and related Obligations had been obtained by such Lender by way of assignment.

(c)                Each Lender or Additional Lender providing a portion of any Incremental Commitment shall execute and deliver to the Administrative Agent and the Borrower all such documentation (including the relevant Incremental Facility Amendment) as may be reasonably required by the Administrative Agent (acting at the direction of the Required Lenders) to evidence and effectuate such Incremental Commitment. On the effective date of such Incremental Commitment, each Additional Lender shall become a Lender for all purposes in connection with this Agreement.

(d)                As a condition precedent to the effectiveness of any Incremental Facility or the making of any Incremental Loans, (i) upon its request, the Administrative Agent shall have received customary written opinions of counsel, as well as such reaffirmation agreements, supplements and/or amendments as it shall reasonably require, (ii) the Administrative Agent shall have received, from each Additional Lender, an administrative questionnaire, in the form provided to such Additional Lender by the Administrative Agent (the “Administrative Questionnaire”) and such other documents as it shall reasonably require from such Additional Lender, (iii) the Administrative Agent and applicable Additional

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Lenders shall have received all fees required to be paid in respect of such Incremental Facility or Incremental Loans and (iv) upon its request, the Administrative Agent shall have received a certificate of the Borrower signed by a Responsible Officer thereof:

(A)              certifying and attaching a copy of the resolutions adopted by the governing body of the Borrower approving or consenting to such Incremental Facility or Incremental Loans, and

(B)              to the extent applicable, certifying that the condition set forth in clause (a)(xii) above has been satisfied.

(c)                [reserved]

(d)                [reserved].

(e)                The Lenders hereby irrevocably authorize the Administrative Agent to enter into any Incremental Facility Amendment and/or any amendment to any other Loan Documents with the Borrower as may be necessary in order to establish new tranches or sub-tranches in respect of Loans or commitments increased or extended pursuant to this Section 2.22 and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent (acting at the direction of the Required Lenders) and the Borrower in connection with the establishment of such new tranches or sub-tranches, in each case on terms consistent with this Section 2.22.

(f)                 To the extent the provisions of clause (a)(xv) above require that Term Lenders making new Incremental Term Loans add such Incremental Term Loans to the then outstanding borrowings of SOFR Loans of the respective Class of Initial Term Loans, it is acknowledged that the effect thereof may result in such new Incremental Term Loans having short Interest Periods (i.e., an Interest Period that began during an Interest Period then applicable to outstanding SOFR Loans of the respective Class and which will end on the last day of such Interest Period).

(g)                [Reserved].

(h)                This Section 2.22 shall supersede any provision in Section 2.18 or 9.02 to the contrary.

Section 2.23.          Extensions of Loans.

(a)                Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrower to all Lenders holding Loans of any Class or Commitments of any Class, in each case on a pro rata basis (based on the aggregate outstanding principal amount of the respective Loans or Commitments of such Class) and on the same terms to each such Lender, the Borrower is hereby permitted from time to time to consummate transactions with any individual Lender who accepts the terms contained in the relevant Extension Offer to extend the Maturity Date of all or a portion of such Lender’s Loans and/or Commitments of such Class and otherwise modify the terms of all or a portion of such Loans and/or Commitments pursuant to the terms of the relevant Extension Offer (including by increasing the interest rate or fees payable in respect of such Loans and/or Commitments (and related outstandings) and/or modifying the amortization schedule, if any, in respect of such Loans) (each, an “Extension”); it being understood that any Extended Term Loans shall constitute a separate Class of Loans from the Class of Loans from which they were converted, so long as the following terms are satisfied:

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(i)                 [reserved];

(ii)               except as to (x) interest rates, fees, amortization, final maturity date, premiums, required prepayment dates and participation in prepayments (which shall, subject to immediately succeeding clauses (iii)(x), (iv) and (v), be determined by the Borrower and set forth in the relevant Extension Offer), (y) terms applicable to such Extended Term Loans that are more favorable to the lenders or the agent of such Extended Term Loans than those contained in the Loan Documents and are then conformed (or added) to the Loan Documents on or prior to the effectiveness of such Extension for the benefit of the Term Lenders or, as applicable, the Administrative Agent pursuant to the applicable Extension Amendment and (z) any covenants or other provisions applicable only to periods after the Latest Term Loan Maturity Date (in each case, as of the date of such Extension), the Term Loans of any Lender extended pursuant to any Extension (any such extended Term Loans, the “Extended Term Loans”) shall have substantially consistent terms as the tranche of Term Loans subject to the relevant Extension Offer;

(iii)             the final maturity date of any (I) any Extended Term Loans shall be no earlier than the Latest Term Loan Maturity Date with respect to Initial Term Loans at the time of extension;

(iv)              the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of Term Loans extended thereby;

(v)                subject to clauses (iii) and (iv) above, any Extended Term Loans may otherwise have an amortization schedule as determined by the Borrower and the Lenders providing such Extended Term Loans;

(vi)              any Extended Term Loans may provide for the ability to participate (A) on a pro rata basis or non-pro rata basis in any voluntary prepayment of Term Loans made pursuant to Section 2.11(a) and (B) on a pro rata basis (but not on a greater than pro rata basis other than in the case of prepayment with proceeds of Indebtedness refinancing such Extended Term Loans) in any mandatory prepayment of Term Loans required pursuant to Section 2.11(b);

(vii)            if the aggregate principal amount of Loans or commitments, as the case may be, in respect of which Lenders shall have accepted the relevant Extension Offer exceeds the maximum aggregate principal amount of Loans or commitments, as the case may be, offered to be extended by the Borrower pursuant to such Extension Offer, then the Loans or commitments, as the case may be, of such Lenders shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) held by Lenders that have accepted such Extension Offer;

(viii)          unless the Administrative Agent (acting at the direction of the Required Lenders) otherwise agrees, each Extension shall be in a minimum amount of the Dollar Equivalent of $5,000,000;

(ix)              any applicable Minimum Extension Condition shall be satisfied or waived by the Borrower; and

(x)                all documentation in respect of such Extension shall be consistent with the foregoing.

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(b)                With respect to any Extension consummated pursuant to this Section 2.23, (i) no such Extension shall constitute a voluntary or mandatory prepayment for purposes of Section 2.11, (ii) the scheduled amortization payments (in so far as such schedule affects payments due to Lenders participating in the relevant Class) set forth in Section 2.10 shall be adjusted to give effect to such Extension of the relevant Class and (iii) except as set forth in clause (a)(viii) above, no Extension Offer is required to be in any minimum amount or any minimum increment; provided that the Borrower may, at its election, specify as a condition (a “Minimum Extension Condition”) to consummating such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower’s sole discretion and which may be waived by the Borrower in its sole discretion) of Loans or commitments (as applicable) of any or all applicable Classes be tendered. The Administrative Agent and the Lenders hereby consent to the transactions contemplated by this Section 2.23 (including, for the avoidance of doubt, any payment of any interest, fees or premium in respect of any tranche of Extended Term Loans on such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including Sections 2.10, 2.11 or 2.18) or any other Loan Document that may otherwise prohibit any Extension or any other transaction contemplated by this Section.

(c)                No consent of any Lender or the Administrative Agent shall be required to effectuate any Extension, other than the consent of each Lender agreeing to such Extension with respect to one or more of its Loans and/or commitments under any Class (or a portion thereof). All Extended Term Loans and all obligations in respect thereof shall constitute Secured Obligations under this Agreement and the other Loan Documents that are secured by the Collateral and guaranteed on a pari passu basis with all other Secured Obligations under this Agreement and the other Loan Documents. The Lenders hereby irrevocably authorize the Administrative Agent to enter into such amendments to this Agreement and the other Loan Documents with the Borrower as may be necessary in order to establish new tranches or sub-tranches in respect of Loans or commitments so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent (acting at the direction of the Required Lenders) and the Borrower in connection with the establishment of such new tranches or sub-tranches, in each case on terms consistent with this Section 2.23.

(d)                In connection with any Extension, the Borrower shall provide the Administrative Agent at least ten Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (including regarding timing, rounding and other adjustments and to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.23.

Section 2.24.          Inability to Determine Rates. Subject to Section 2.14, if, on or prior to the first day of any Interest Period for any SOFR Loan: (a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, or (b) the Required Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to continue SOFR Loans or to convert ABR Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the

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affected SOFR Loans or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into ABR Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.16. Subject to Section 2.14, if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on ABR Loans shall be determined by the Administrative Agent without reference to clause (c) of the definition of “Alternate Base Rate” until the Administrative Agent revokes such determination.

Article 3            REPRESENTATIONS AND WARRANTIES

On the dates and to the extent required pursuant to Section 4.01, the Borrower hereby represents and warrants to the Lenders that:

Section 3.01.          Organization; Powers. Each of Holdings, the Borrower and each of its Subsidiaries (a) is (i) duly organized, incorporated, registered and/or formed and validly existing and (ii) in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of organization, incorporated, registered and/or formation, (b) has all requisite organizational power and authority to own its property and assets and to carry on its business as now conducted and (c) is qualified to do business in, and is in good standing (to the extent such concept exists in the relevant jurisdiction) in, every jurisdiction where its ownership, lease or operation of properties or conduct of its business requires such qualification; except, in each case referred to in this Section 3.01 (other than clause (a) and clause (b) with respect to the Loan Parties), in each case with respect to the Borrower where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.02.          Authorization; Enforceability. The execution, delivery and performance by each Loan Party of each of the Loan Documents to which such Loan Party is a party are within such Loan Party’s corporate or other organizational power and have been duly authorized by all necessary corporate or other organizational action of such Loan Party. Each Loan Document to which any Loan Party is a party has been duly executed and delivered by such Loan Party and is a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to the Legal Reservations.

Section 3.03.          Governmental Approvals; No Conflicts. The execution and delivery of the Loan Documents by each Loan Party party thereto and the performance by such Loan Party thereof (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) such as may be required pursuant to the Collateral and Guarantee Requirement, subject in each case to the Agreed Security Principles, and (iii) such consents, approvals, registrations, filings, or other actions the failure to obtain or make which could not be reasonably expected to have a Material Adverse Effect, (b) will not violate any (i) of such Loan Party’s Organizational Documents or (ii) Requirements of Law applicable to such Loan Party which, in the case of this clause (b)(ii), could reasonably be expected to have a Material Adverse Effect and (c) will not violate or result in a default under any Contractual Obligation in respect of Indebtedness to which such Loan Party is a party which, in the case of this clause (c), could reasonably be expected to result in a Material Adverse Effect.

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Section 3.04.          Financial Condition; No Material Adverse Effect.

(a)                (i) As of the Closing Date, the financial statements provided pursuant to section 4.01(c)(i) and (ii) after the Closing Date, the financial statements most recently provided pursuant to Section 5.01(a) or (b), as applicable, present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower on a consolidated basis as of such dates and for such periods in accordance with IFRS, (w) except as otherwise expressly noted therein, subject, in the case of financial statements provided pursuant to Section 5.01(a), to the absence of footnotes and normal year-end audit adjustments.

(b)                Since the RSA Effective Date, there have been no events, developments or circumstances that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.          Properties.

(a)                As of the Closing Date, Schedule 3.05 sets forth the address of each Real Estate Asset (or each set of such assets that collectively comprise one operating property) that is owned in fee simple by any Loan Party.

(b)                The Borrower and each of its Subsidiaries have good and valid fee simple title to or rights to purchase, or valid leasehold interests in, or easements or other limited property interests in, all of their respective Real Estate Assets and have good title to their personal property and assets, in each case, except (i) in the case of property other than Licenses, for defects in title that do not materially interfere with their ability to conduct their business as currently conducted or to utilize such properties and assets for their intended purposes or (ii) where the failure to have such title would not reasonably be expected to have a Material Adverse Effect. The Borrower and each Subsidiary is the legal and valid owner of its Licenses and has all right, title and interest in and to the Licenses necessary to operate its telecommunications business.

(c)                The Borrower and its Subsidiaries own or otherwise have a license or right to use all Patents, Trademarks, Copyrights and other rights in works of authorship (including all copyrights embodied in software), domain names, trade secrets, and all other similar intellectual property rights (“IP Rights”) necessary to the conduct of the businesses of the Borrower and its Subsidiaries as presently conducted, and, to the knowledge of the Borrower, such IP Rights do not infringe or misappropriate the IP Rights of any third party, except to the extent such failure to own or license or have rights to use would not, or where such infringement or misappropriation would not, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06.          Litigation and Environmental Matters.

(a)                There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened in writing against or affecting the Borrower or any of its Subsidiaries which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b)                Except for any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (i) neither the Borrower nor any of its Subsidiaries has received written notice of any claim with respect to any Environmental Liability, knows of any basis for any Environmental Liability or, to the knowledge of the Borrower, has become subject to any

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Environmental Liability, and (ii) neither the Borrower nor any of its Subsidiaries is in noncompliance with any Environmental Law or has not obtained, maintained, or complied with any permit, license or other approval required under any Environmental Law.

(c)                Neither the Borrower nor any of its Subsidiaries has treated, stored, transported, Released or disposed of any Hazardous Material at or from any currently or formerly owned, leased or operated real estate or facility nor, to the knowledge of the Borrower, has any Hazardous Material been Released from any third-party location relating to the Borrower’s or any of its Subsidiaries’ businesses, in each case, in a manner that would reasonably be expected to have a Material Adverse Effect.

Section 3.07.          Compliance with Laws. Each the Borrower and each of its Subsidiaries is in compliance with all Requirements of Law applicable to it or its property, except, in each case where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, it being understood and agreed that this Section 3.07 shall not apply to any law specifically referenced in Section 3.17.

Section 3.08.          Investment Company Status. No Loan Party is required to be registered as an “investment company” under the Investment Company Act of 1940.

Section 3.09.          Taxes. Each of the Borrower and each of its Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it that are due and payable, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which Holdings, the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with IFRS or (b) to the extent that the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.10.          Insurance. Each of the Borrower and each of its Subsidiaries maintains all insurance required to be maintained pursuant to Section 5.05.

Section 3.11.          Disclosure. As of the Closing Date, all written information (other than any forward-looking or projected information and information of a general economic or industry specific nature (including any reports prepared by third party consultants)) concerning the Borrower and its Subsidiaries and the Transactions or otherwise prepared by or on behalf of the foregoing or their respective representatives and made available to any Initial Term Lender or the Administrative Agent in connection with the Transactions on or before the Closing Date (the “Information”), when taken as a whole, did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time).

Section 3.12.          Solvency. As of the Closing Date, immediately after the consummation of the Transactions to occur on the Closing Date and the incurrence of indebtedness and obligations on the Closing Date in connection with this Agreement and the Transactions, Holdings and its Subsidiaries, when taken as a whole on a consolidated basis, (i) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability); (ii) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured; (iii) will be able to pay their debts and liabilities, subordinated,

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contingent or otherwise, as they become absolute and matured; and (iv) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

Section 3.13.          Capitalization and Subsidiaries. Schedule 3.13 sets forth the correct and complete name, type of entity, jurisdiction of incorporation and equity ownership of each Subsidiary of the Borrower as of the Closing Date. Except as set forth on Schedule 3.13 and except for any customary preemption rights of minority shareholders in non-Wholly Owned Subsidiaries, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement (including preemptive rights) to which the Borrower or any of its Subsidiaries is a party requiring, and there is no equity interest of the Borrower or any of its Subsidiaries outstanding which upon conversion or exchange would require, the issuance by the Borrower or any of its Subsidiaries of any additional equity interests of the Borrower or any of its Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, equity interests of the Borrower or any of its Subsidiaries.

Section 3.14.          Security Interest in Collateral. Subject to the Agreed Security Principles, the Legal Reservations, the provisions, limitations and/or exceptions set forth in this Agreement and/or the other relevant Loan Documents, the Collateral Documents create legal, valid and enforceable Liens on all of the Collateral in favor of the Collateral Agent, for the benefit of itself and the other Secured Parties, and upon the satisfaction of the applicable filings and recordations, such Liens constitute perfected Liens (with the priority such Liens are expressed to have within the relevant Collateral Documents) on the Collateral (to the extent such Liens are required to be perfected under the terms of the Loan Documents) securing the Secured Obligations, in each case as and to the extent set forth therein. For the avoidance of doubt, notwithstanding anything herein or in any other Loan Document to the contrary, neither the Borrower nor any other Loan Party makes any representation or warranty (other than any representation or warranty expressly made in such Loan Document) as to (A) the enforcement of any security interest, or right or remedy with respect to any Collateral that may be limited or restricted by, or require any consent, authorization approval or license under, any Requirement of Law or (B) on the Closing Date and until required pursuant to Section 5.12, the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or enforceability of any pledge or security interest to the extent the same is not required on the Closing Date.

Section 3.15.          Labor Disputes. As of the Closing Date, except as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes, lockouts or slowdowns against the Borrower or any of its Subsidiaries pending or, to the knowledge of the Borrower or any of its Subsidiaries, threatened in writing and (b) the hours worked by and payments made to employees of the Borrower and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters.

Section 3.16.          Federal Reserve Regulations. No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that results in a violation of the provisions of Regulation U and X.

Section 3.17.          Anti-Terrorism Laws.

(a)                (i) None of the Borrower nor any of its Subsidiaries nor, to the knowledge of the Borrower, any director, officer, agent, employee or Affiliate of any of the foregoing is a Sanctioned Person; and (ii) the Borrower will not directly or indirectly, use the proceeds of the Loans or otherwise make available such proceeds to any Sanctioned Person, for the purpose of financing the activities of any

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Sanctioned Person, or in any Sanctioned Country, except to the extent permissible for a Person required to comply with Sanctions.

(b)                Each Loan Party is in compliance with (i) applicable Sanctions, (ii) the USA PATRIOT Act and (iii) the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption laws (collectively, “Anti-Corruption Laws”), in each case, in all material respects.

(c)                No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or any other person or entity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Law.

Article 4            CONDITIONS

Section 4.01.          Closing Date. The obligations of each Initial Term Lender to make Initial Term Loans shall not become effective until the date on which each of the following conditions (as applicable) is satisfied (or waived in accordance with Section 9.02):

(a)                Credit Agreement and Loan Documents. The Administrative Agent (or its counsel) shall have received from each Loan Party party thereto (i) a counterpart signed by each such Loan Party (or written evidence reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) (which may include a copy transmitted by facsimile or other electronic method) that such party has signed a counterpart) of (A) this Agreement, (B) each Collateral Document required to be entered into on the Closing Date pursuant to the Agreed Security Principles, (C) the Loan Guaranty (which shall be entered into by Holdings and each Closing Date Subsidiary Guarantor and (D) any Promissory Note requested by a Lender at least three Business Days prior to the Closing Date and (ii) a Borrowing Request as required by Section 2.03.

(b)                Legal Opinions. The Administrative Agent (or its counsel) shall have received, on behalf of itself, the Collateral Agent and the Lenders on the Closing Date, a customary written opinion from each of (i) Davis Polk & Wardwell LLP, in its capacity as special New York counsel for Holdings, the Borrower and the Subsidiary Guarantors and (ii) subject to Section 5.18, local counsel for each of Holdings, the Borrower and the Subsidiary Guarantors in the applicable jurisdiction of organization of each such Person, in each case, dated the Closing Date and addressed to the Administrative Agent and the Lenders.

(c)                Financial Statements. The Administrative Agent shall have received an audited consolidated balance sheet of the Borrower and its Subsidiaries as of March 31, 2021, March 31, 2022 and March 31, 2023, and statements of comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the Fiscal Years ended March 31, 2021, March 31, 2022 and March 31, 2023, of the Borrower and its Subsidiaries and unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of June 30, 2021, September 30, 2022 and December 31, 2022, and statements of income (loss) and cash flows for the Fiscal Quarters ended June 30, 2022, September 30, 2022 and December 31, 2022 of the Borrower and its Subsidiaries with exceptions indicated in the notes thereto, subject to the absence of notes and normal year-end adjustments applied consistent with past practice; provided, that no such pro forma financial statement shall be required to be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended.

(d)                Closing Certificates; Certified Charters; Good Standing Certificates. The Administrative Agent (or its counsel) shall have received (i) a certificate of each Loan Party, dated the Closing Date and executed by a secretary, assistant secretary or other senior officer (as the case may be)

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thereof, which shall (A) certify that attached thereto is a true and complete copy of the resolutions or written consents of its shareholders, board of directors, board of managers, members or other governing body authorizing the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, the borrowings and issuance of Promissory Notes (if any) hereunder, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (B) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which it is a party on the Closing Date and (C) certify (x) that attached thereto is a true and complete copy of the certificate or articles of incorporation or organization (or memorandum of association or other equivalent thereof) of such Loan Party and a true and correct copy of its by-laws or operating, management, partnership or similar agreement and (y) that such documents or agreements have not been amended (except as otherwise attached to such certificate and certified therein as being the only amendments thereto as of such date) and (ii) a good standing (or equivalent) certificate (if applicable) as of a recent date for such Loan Party from the relevant authority of its jurisdiction of organization.

(e)                Representations and Warranties. The representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date (it being understood that delivery on the Closing Date of the certificate described in Section 4.01(h) shall satisfy the requirements of this Section 4.01(e) with respect to the representation and warranties set forth in Section 3.12); provided that to the extent that any representation and warranty specifically refers to a given date or period, it shall be true and correct in all material respects (except for any representation and warranty that is qualified by materiality, which shall be true and correct in all respects (after giving effect to such qualifiers)) as of such date or for such period.

(f)                 Fees. Prior to or substantially concurrently with the funding of the Initial Term Loans hereunder, the Administrative Agent and the Collateral Agent shall have received (A) all fees required to be paid by the Borrower on the Closing Date pursuant to the separate letter agreement with respect to fees payable to the Administrative Agent and the Collateral Agent and (B) all expenses required to be paid by the Borrower for which invoices have been presented at least three Business Days prior to the Closing Date, in each case on or before the Closing Date, which amounts may be offset against the proceeds of the Initial Term Loans.

(g)                Restructuring. Prior to or substantially concurrently with the funding of the Initial Term Loans hereunder, including by use of proceeds thereof, the Restructuring shall have been consummated.

(h)                Solvency. The Administrative Agent shall have received a certificate dated as of the Closing Date in substantially the form of Exhibit M from the chief financial officer (or other officer with reasonably equivalent responsibilities) of Holdings certifying as to the matters set forth therein (or, at the option of the Borrower, a third-party opinion as to the solvency of the Borrower and its subsidiaries on a consolidated basis issued by a nationally recognized firm).

(i)                 Pledged Stock; Stock Powers; Pledged Notes. Subject to the Agreed Security Principles and Section 5.18, the Administrative Agent (or its bailee) shall have received (i) the certificates representing the Capital Stock required to be pledged pursuant to each Collateral Document entered into on the Closing Date, together with an undated stock or similar power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, and (ii) each Material Debt Instrument (if any) required to be pledged pursuant to each Collateral Document required to be entered into on the Closing

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Date, endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof.

(j)                 Filings Registrations and Recordings. Subject to the Agreed Security Principles, each document (including any UCC financing statement) required by any Collateral Document entered into on the Closing Date or required under law to be filed, registered or recorded in order to create in favor of each applicable Collateral Agent for the benefit of the Secured Parties, a perfected Lien on the Collateral required to be delivered pursuant to such Collateral Document, shall be in proper form for filing, registration or recordation.

(k)                Insurance. Subject to Section 5.18, the Administrative Agent shall have received a certificate from the Borrower’s insurance broker or other evidence satisfactory to it that all insurance required to be maintained pursuant to Section 5.05 is in full force and effect and that the Collateral Agent, for the benefit of the Secured Parties, has been named as additional insured and loss payee thereunder to the extent required under Section 5.05.

(l)                 USA PATRIOT Act. No later than three Business Days in advance of the Closing Date, the Administrative Agent shall have received all documentation and other information reasonably requested in writing by the Administrative Agent with respect to any Loan Party at least ten Business Days in advance of the Closing Date, which documentation or other information is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(m)              Each Loan Party that is party to a Loan Document on the Closing Date shall have appointed a process agent in a manner satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) and shall have furnished evidence in form and substance satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) of such appointment and acceptance by such process agent.

For purposes of determining whether the conditions specified in this Section 4.01 have been satisfied on the Closing Date, by funding the Initial Term Loans hereunder, the Administrative Agent and each Lender that has executed this Agreement (or an Assignment and Assumption on the Closing Date) shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) or such Lender, as the case may be.

Article 5            AFFIRMATIVE COVENANTS

From the Closing Date until the date that the principal of and interest on each Loan and all fees, expenses and other amounts payable under any Loan Document (other than contingent indemnification obligations for which no claim or demand has been made) have been paid in full in Cash (such date, the “Termination Date”), the Borrower hereby covenants and agrees with the Lenders that:

Section 5.01.          Financial Statements and Other Reports. The Borrower will deliver to the Administrative Agent for delivery by the Administrative Agent to each Lender:

(a)                Quarterly Financial Statements. As soon as available, and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter ending December 31, 2023, the consolidated quarterly financial statements of Holdings (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and

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the corresponding fiscal quarter or quarters from the prior year, and notes thereto), together with the consolidated quarterly financial statements of DHL and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources, together with a Responsible Officer Certification (which may be included in the applicable Compliance Certificate) with respect thereto; provided that such financial statements shall not be required to reflect the impact of International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”;

(a)                Annual Financial Statements. As soon as available, and in any event within 120 days after the end of each Fiscal Year ending after the Closing Date, (i) the consolidated balance sheet of Holdings, together with the consolidated balance sheet of DHL, as at the end of such Fiscal Year and the related consolidated statements of income, stockholders’ equity and cash flows of Holdings for such Fiscal Year, (ii) with respect to such consolidated financial statements a report thereon of an independent certified public accountant of recognized national standing (which report shall be unqualified as to “going concern” and scope of audit (except for any such qualification pertaining to, or disclosure of an exception or qualification resulting from, the maturity (or impending maturity) of any Credit Facility or any other Indebtedness occurring within one year of the date of delivery of the relevant audit opinion, any breach or anticipated breach of any financial covenant or the activities, operations, financial results, assets or liabilities of any Subsidiary) but may be subject to a “going concern” or “emphasis of matter” explanatory paragraph or like statement), shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of Holdings and DGL, as applicable, as at the dates indicated and its income and cash flows for the periods indicated in conformity with IFRS (and such financial statements shall include (or be accompanied by) a reconciliation to pro-forma consolidated financial statements for such period which does not reflect the impact of  International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies” (which reconciliation need not be audited)) and (iii) an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)                Compliance Certificate. (i)Together with each delivery of financial statements of Holdings pursuant to Section 5.01(a) or 5.01(b) for such Fiscal Quarter or Fiscal Year, as applicable, a duly executed and completed Compliance Certificate and (ii) together with each the delivery of financial statements of Holdings pursuant to Section 5.01(b), a list identifying each Subsidiary of Holdings as of the date of delivery of such financial statements or confirming that there is no change in such information since the later of the Closing Date and the most recent prior delivery of such information;

(c)                Environmental Compliance Certificates. Within 5 Business Days after the delivery of the financial statements of Holdings pursuant to Section 5.01(b), Holdings shall deliver to the Administrative Agent a duly executed and completed Environmental Compliance Certificate confirming material compliance by Holdings and its Subsidiaries with all applicable Environmental Laws or detailing any material non-compliance together with the actions being taken to ensure compliance;

(d)                Notice of Event of Default. Promptly upon any Responsible Officer of the Borrower obtaining knowledge of (i) any Event of Default or (ii) the occurrence of any event or change that has caused or evidences or would reasonably be expected to cause or evidence, either in any case or in the aggregate, a Material Adverse Effect, a reasonably detailed notice specifying the nature and period of existence of such condition, event or change and what action the Borrower has taken, is taking and proposes to take with respect thereto;

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(e)                Notice of Litigation. Promptly upon any Responsible Officer of the Borrower obtaining knowledge of (i) the institution of, or threat in writing of, any Adverse Proceeding not previously disclosed in writing by the Borrower to the Administrative Agent or (ii) any material development in any Adverse Proceeding that, in the case of either of clauses (i) or (ii), would reasonably be expected to have a Material Adverse Effect, written notice thereof by the Borrower together with such other non-privileged information as may be reasonably available to the Loan Parties to enable the Lenders to evaluate such matters;

(f)                 Financial Plan. Prior to a Qualifying IPO, together with the delivery of financial statements of the Borrower pursuant to Section 5.01(b) with respect to any Fiscal Year, commencing with the Fiscal Year ending March 31, 2024, an operating budget for the next Fiscal Year in such form as the Borrower and Administrative Agent may reasonably agree; provided that such operating budget shall not be required to reflect the impact of  International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”;

(g)                Information Regarding Collateral. Promptly (and, in any event, at least 10 Business Days prior to the relevant change under (g)(ii) and within 30 days of any other relevant change in this subsection (g) or, in each case, such later date as the Administrative Agent may agree) written notice of any change (i) in any Loan Party’s legal name, (ii) in any Loan Party’s type of organization, (iii) in any Loan Party’s jurisdiction of organization or (iv) in any Loan Party’s organizational identification number, in each case to the extent such information is necessary to enable the Collateral Agent to perfect or maintain the perfection and priority of its security interest in the Collateral of the relevant Loan Party;

(h)                Certain Reports. Promptly upon their becoming available and without duplication of any obligations with respect to any such information that is otherwise required to be delivered under the provisions of any Loan Document, copies of (i) following a Qualifying IPO, all financial statements, material reports, material notices and proxy statements sent or made available generally by Holdings to its security holders acting in such capacity, (ii) all regular and material periodic reports and all registration statements (other than on Form S-8 or a similar form) and prospectuses, if any, filed by Holdings or any of its Subsidiaries with any securities exchange or with the SEC or any analogous governmental or private regulatory authority with jurisdiction over matters relating to securities, (iii) any financial statements and notices provided to the holders of the 2027 SSNs, the New Take-Back Notes or any Subsidiary Guarantor’s or other Subsidiary’s debt instruments with outstanding aggregate principal amounts equal to, or in excess of, $50,000,000 and (iv) to the extent that Holdings is required to have Minimum Consolidated Liquidity in connection with any proposed transaction, a reasonably satisfactory certification of Holdings’ cash balance pro forma for such transaction (which may, for the avoidance of doubt be satisfied through the provision of the monthly reports contemplated by clause (k) below; provided that such report is delivered immediately prior to such transaction); and

(i)                 Other Information. Such other certificates, reports and information (financial or otherwise) as the Administrative Agent may reasonably request from time to time regarding the financial condition or business of Holdings and its Subsidiaries; provided, however, that none of Holdings, the Borrower nor any Subsidiary shall be required to disclose or provide any information (i) that constitutes non-financial trade secrets or non-financial proprietary information of Holdings, the Borrower or any of its subsidiaries or any of their respective customers and/or suppliers, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or any of their respective representatives) is prohibited by any applicable Requirement of Law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which Holdings, the Borrower or any Subsidiary owes confidentiality obligations to any third party (provided such confidentiality obligations were not entered into solely in contemplation of the requirements of this Section 5.01(j)); provided, further, that in the event

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Holdings does not provide any certificate, report or information requested pursuant to this Section 5.01(j) in reliance on the preceding proviso, Holdings shall provide notice to the Administrative Agent that such certificate, report or information is being withheld and Holdings shall use commercially reasonable efforts to describe, to the extent both feasible and permitted under applicable Requirements of Law or confidentiality obligations, or without waiving such privilege, as applicable, the applicable certificate, report or information;

(j)                 Monthly Financials. Within 15 Business Days after the end of each Fiscal Month beginning with the Fiscal Month ending [•], 2023 and until and including the Fiscal Month of the first anniversary of the Closing Date, a monthly financial report at the end of such Fiscal Month in substantially the form and detail set out in Exhibit O or as otherwise reasonably acceptable to the Required Lenders; provided that such financial statements shall not be required to reflect the impact of  International Accounting Standard 29 – “Financial Reporting in Hyperinflationary Economies”.

(k)                Material Permitted Acquisitions, Dispositions or restructurings. Promptly after the occurrence of any material acquisition, Disposition or restructuring, any senior executive officer changes at Holdings, or any change in auditors of Holdings or any other material event that Holdings or any of its Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate Holdings to (i) provide any information Holdings determines in its good faith judgment is not material to the Lenders or the business, assets, operations or financial position of Holdings and its Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information.

Documents required to be delivered pursuant to this Section 5.01 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Holdings (or a representative thereof) (x) posts such documents or (y) provides a link thereto at the website address listed on Schedule 9.01 (as updated from time to time); provided that, other than with respect to items required to be delivered pursuant to Section 5.01(i) above, Holdings shall promptly notify (which notice may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents on such website and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents; (ii) on which such documents are delivered by Holdings or the Borrower to the Administrative Agent for posting on behalf of Holdings or the Borrower on IntraLinks, SyndTrak or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); (iii) on which such documents are faxed to the Administrative Agent (or electronically mailed to an address provided by the Administrative Agent); or (iv) in respect of the items required to be delivered pursuant to Section 5.01(i) above in respect of information filed by Holdings, the Borrower or any of its Subsidiaries with any securities exchange or with the SEC or any analogous governmental or private regulatory authority with jurisdiction over matters relating to securities (other than Form 10-Q Reports and Form 10-K Reports), on which such items have been made available on the SEC website or the website of the relevant analogous governmental or private regulatory authority or securities exchange.

Notwithstanding the foregoing, the obligations in paragraphs (a), (b), (g) and (k) of this Section 5.01 may be satisfied with respect to any financial statements of Holdings by furnishing (A) the applicable financial statements of the Borrower (or any other Parent Company) or (B) the Borrower’s (or any other Parent Company’s), as applicable, Form 10-K or 10-Q (or Form 20-F or 6-K), as applicable, filed with the SEC or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that, with respect to each of clauses (A) and (B), (i) to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company,

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on the one hand, and the information relating to Holdings and its Subsidiaries on a standalone basis, on the other hand, which consolidating information shall be certified by a Responsible Officer of Holdings as having been fairly presented in all material respects and (ii) to the extent such statements are in lieu of statements required to be provided under Section 5.01(b), such statements shall be accompanied by a report and opinion of an independent registered public accounting firm of nationally recognized standing, which report and opinion shall satisfy the applicable requirements set forth in Section 5.01(b) as if the references to “Holdings” therein were references to such Parent Company.

No financial statement required to be delivered pursuant to Section 5.01(a), (b) or (k) shall be required to include acquisition accounting adjustments relating to any Permitted Acquisition or other Investment to the extent it is not practicable to include any such adjustments in such financial statement.

Each of Holdings and the Borrower hereby acknowledges that (a) the Administrative Agent will make available to the Lenders materials and/or information provided by or on behalf of Holdings and the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders may have personnel who do not wish to receive information other than information that is publicly available, or not material with respect to Holdings, the Borrower or its Subsidiaries, or their respective securities, for purposes of the United States Federal and state securities laws (such Lenders, “Public Side Lenders”). Each of Holdings and the Borrower agrees that it will, upon the Administrative Agent’s reasonable request, identify that portion of the Borrower Materials that may be distributed to Public Side Lenders. The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the communications or the Platform. In no event shall the Administrative Agent, the Collateral Agent or any of their respective Related Parties (collectively, the “Agent Parties”) have any liability to Holdings, the Borrower or any of their Subsidiaries, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of Holdings’, the Borrower’s, any Subsidiary’s, the Collateral Agent’s or the Administrative Agent’s transmission of communications through the Platform.

Section 5.02.          Existence. Except as otherwise permitted under Section 6.07, Holdings will, and Holdings will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights, franchises, licenses and permits material to its business except, other than with respect to the preservation of the existence of Holdings and the Borrower, to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Effect; provided that neither Holdings nor any of its Subsidiaries shall be required to preserve any such existence (other than with respect to the preservation of existence of Holdings and the Borrower, except as otherwise permitted under Section 6.07), right, franchise, license or permit if a Responsible Officer of such Person or such Person’s board of directors (or similar governing body) determines that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to the Lenders.

Section 5.03.          Payment of Taxes. Holdings will, and Holdings will cause each of its Subsidiaries to, pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income or businesses or franchises before any penalty or fine accrues thereon; provided that no such Tax need be paid if (a) it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (i) adequate reserves or other appropriate provisions, as are required in conformity with IFRS, have

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been made therefor and (ii) in the case of a Tax which has or may become a Lien against a material portion of the Collateral, such contest proceedings conclusively operate to stay the sale of such portion of the Collateral to satisfy such Tax or (b) failure to pay or discharge the same could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 5.04.          Maintenance of Properties. Holdings will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear and casualty and condemnation excepted, all property reasonably necessary to the normal conduct of business of Holdings and its Subsidiaries and from time to time will make or cause to be made all needed and appropriate repairs, renewals and replacements thereof except as expressly permitted by this Agreement or where the failure to maintain such tangible properties or make such repairs, renewals or replacements would not reasonably be expected to have a Material Adverse Effect.

Section 5.05.          Insurance. Holdings will maintain or cause to be maintained, with financially sound and reputable insurers, such insurance coverage with respect to liabilities, losses or damage in respect of the assets, properties and businesses of the Borrower and its Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons including flood insurance with respect to each Flood Hazard Property, in each case in compliance with the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973 (where applicable). Each such policy of insurance shall (i) name the Collateral Agent on behalf of the Lenders as a loss payee or an additional insured, as applicable, thereunder as its interests may appear and (ii) to the extent available from the relevant insurance carrier, in the case of each casualty insurance policy (excluding any business interruption insurance policy), contain a loss payable clause or endorsement that names the Collateral Agent, on behalf of the Lenders, as the loss payee thereunder and, to the extent available, provide for at least 30 days’ prior written notice to the Collateral Agent of any modification or cancellation of such policy (or 10 days’ prior written notice in the case of the failure to pay any premiums thereunder).

Section 5.06.          Inspections. Holdings will, and will cause each of its Subsidiaries to, permit any authorized representative designated by the Administrative Agent to visit and inspect any of the properties of the Borrower and any of its Subsidiaries at which the principal financial records and executive officers of the applicable Person are located, to inspect, copy and take extracts from its and their respective financial and accounting records, and to discuss its and their respective affairs, finances and accounts with its and their Responsible Officers and independent public accountants (provided that Holdings, the Borrower (or any of its Subsidiaries) may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at reasonable times during normal business hours; provided that (x) only the Administrative Agent on behalf of the Lenders may exercise the rights of the Administrative Agent and the Lenders under this Section 5.06, (y) the Administrative Agent shall not exercise such rights more often than one time during any calendar year and (z) only one such time per calendar year shall be at the expense of the Borrower; provided, further, that when an Event of Default exists, the Administrative Agent (or any of its representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice; provided, further that notwithstanding anything to the contrary herein, neither Holdings, the Borrower nor any Subsidiary shall be required to disclose, permit the inspection, examination or making of copies of or taking abstracts from, or discuss any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information of Holdings, the Borrower and its Subsidiaries and/or any of its customers and/or suppliers, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or any of their respective representatives or contractors) is prohibited by applicable law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which Holdings,

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the Borrower or any Subsidiary owes confidentiality obligations to any third party (provided such confidentiality obligations were not entered into solely in contemplation of the requirements of this Section 5.06); provided, further, that in the event any of the circumstances described in the preceding proviso exist, the Borrower shall provide notice to the Administrative Agent thereof and shall use commercially reasonable efforts to describe, to the extent both feasible and permitted under applicable Requirements of Law or confidentiality obligations, or without waiving such privilege, as applicable, the applicable document, information or other matter.

Section 5.07.          Maintenance of Book and Records. Holdings will, and will cause its Subsidiaries to, maintain proper books of record and account containing entries of all material financial transactions and matters involving the assets and business of the Borrower and its Subsidiaries that are full, true and correct in all material respects and permit the preparation of consolidated financial statements in accordance with IFRS.

Section 5.08.          Compliance with Laws. Holdings will comply, and will cause each of its Subsidiaries to comply, with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority (including applicable Sanctions and applicable Anti-Corruption Laws) except in each case to the extent the failure of Holdings, the Borrower or the relevant Subsidiary to comply would not reasonably be expected to have a Material Adverse Effect.

Section 5.09.          Hazardous Materials Activity.

(a)                The Borrower will deliver to the Administrative Agent:

(i)                 reasonably promptly following receipt by Borrower thereof, copies of all written environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of the Borrower or any of its Subsidiaries or by independent consultants, governmental authorities or any other Persons, with respect to any Environmental Liabilities or Hazardous Materials Activity that, in each case could reasonably be expected to have a Material Adverse Effect;

(ii)               reasonably promptly following Borrower becoming aware of the occurrence thereof, written notice describing in reasonable detail (A) any Release required to be reported by the Borrower or any of its Subsidiaries to any federal, state or local governmental or regulatory agency under any applicable Environmental Laws, (B) any remedial action taken by or on behalf of the Borrower or any of its Subsidiaries in response to any Hazardous Materials Activity or Environmental Claim, or (C) any pending or threatened Environmental Claim that, in the case of each of (A), (B) and (C), would reasonably be expected to have a Material Adverse Effect; and

(iii)             reasonably promptly following the sending or receipt thereof by the Borrower or any of its Subsidiaries, a copy of any and all written communications with respect to any Release required to be reported by the Borrower or any of its Subsidiaries to any federal, state or local governmental or regulatory agency or any Release required to be remediated pursuant to any Environmental Law, that in each case would reasonably be expected to have a Material Adverse Effect.

(b)                The Borrower shall reasonably promptly take, and shall cause each of its Subsidiaries reasonably promptly to take, actions reasonably necessary to (i) cure any violation of Environmental Law by the Borrower or any of its Subsidiaries, and, to the extent required by Environmental Law, address with appropriate corrective or remedial action any Release or threatened Release of any

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Hazardous Material at or from any Facility, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect and (ii) make an appropriate response to any Environmental Claim against the Borrower or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder, where failure to do so could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided that it shall not be deemed to be a violation of this Section 5.09 if Borrower or its Subsidiaries are in good faith contesting such violation, corrective or remedial action or Environmental Claim in accordance with applicable Environmental Law.

Section 5.10.          [Reserved].

Section 5.11.          [Reserved].

Section 5.12.          Covenant to Guarantee Obligations and Give Security.

(a)                Within 120 days after the Closing Date, the Secured Obligations shall be secured by Liens for the benefit of the Secured Parties on substantially all of the assets (including all Capital Stock in the Borrower and each other Loan Party (other than Holdings), but for the avoidance of doubt excluding Excluded Assets) of Holdings, the Borrower and each Closing Date Subsidiary Guarantor, in each case to the extent contemplated by (and subject to the limitations set forth in) the Agreed Security Principles.

(b)                On each date later than 90 days after the Closing Date on which financial statements are required to be delivered pursuant to Section 5.01(a) for a Fiscal Quarter ending September 30 or pursuant to Section 5.01(b), the Borrower shall (i) have caused the Collateral and Guarantee Requirement to be satisfied as of such date and (ii) deliver to the Administrative Agent a certificate signed by a Responsible Officer demonstrating compliance with the Collateral and Guarantee Requirement as of such date.

(c)                If the Borrower or any Subsidiary shall consummate any Permitted Acquisition, Investment or Disposition permitted under this Agreement, then the Borrower shall, no later than the later of (x) 90 days after the Closing Date and (y) 60 days after the date on which such Permitted Acquisition, Investment or Disposition was consummated, (i) cause the Collateral and Guarantee Requirement to be satisfied and (ii) in the case of any such Permitted Acquisition, Investment or Disposition involving consideration or having a fair market value in excess of $75,000,000, deliver to the Administrative Agent a certificate signed by a Responsible Officer of the Borrower demonstrating compliance with the Collateral and Guarantee Requirement as of the date of such certificate.

Notwithstanding anything to the contrary herein or in any other Loan Document, (A) the Administrative Agent may grant extensions of time (including after the expiration of any relevant period, which apply retroactively) for the creation and perfection of security interests in, or obtaining of title insurance, legal opinions, surveys or other deliverables with respect to, particular assets or the provision of any Loan Guaranty by any Subsidiary (in connection with assets acquired, or Subsidiaries formed or acquired, after the Closing Date), and each Lender hereby consents to any such extension of time and (B) any Lien required to be granted from time to time pursuant to the definition of “Collateral and Guarantee Requirement” shall be subject to the exceptions and limitations set forth in the Collateral Documents.

Section 5.13.          Maintenance of Ratings. The Borrower shall use commercially reasonable efforts to maintain public corporate credit facility and public corporate family ratings from any two of the Rating Agencies; provided that in no event shall the Borrower be required to maintain any specific rating with any such Rating Agency. The Borrower shall make commercially reasonable efforts to provide the Rating Agencies (at the Borrower’s sole expense) such reports, records and documents as each shall reasonably

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request to monitor or affirm such ratings, except to the extent the disclosure of any such document or any such discussion would result in the violation of any of the Borrower’s or any Loan Party’s contractual or legal obligations; provided that the Borrower’s or any Loan Party’s failure to obtain such a rating after using commercially reasonable efforts shall not constitute an Event of Default.

Section 5.14.          Maintenance of Fiscal Year. Holdings and the Borrower shall maintain its Fiscal Year-end as March 31; provided that Holdings or the Borrower may, upon written notice to the Administrative Agent, change its Fiscal Year-end to another date, in which case Holdings, the Borrower and the Administrative Agent will, and are hereby authorized to (without requiring the consent of any other Person, including any Lender), make any adjustments to this Agreement that are necessary to reflect such change in Fiscal Year.

Section 5.15.          Further Assurances. Promptly upon request of the Administrative Agent and subject in each case to the limitations described in the Agreed Security Principles and Section 5.12:

(a)                Holdings will, and will cause each other Loan Party to, execute any and all further documents, financing statements, agreements, instruments, certificates, notices and acknowledgments and take all such further actions (including the filing and recordation of financing statements, fixture filings, Mortgages and/or amendments thereto and other documents), that may be required under any applicable law and which the Administrative Agent or any applicable Collateral Agent may reasonably request to ensure the perfection and priority of the Liens created or intended to be created under the Collateral Documents, all at the expense of the relevant Loan Parties.

(b)                Holdings will, and will cause each other Loan Party to, (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Collateral Document or other document or instrument relating to any Collateral and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts (including notices to third parties), deeds, certificates, assurances and other instruments as the Administrative Agent or any applicable Collateral Agent may reasonably request from time to time in order to ensure the creation and perfection of the Liens created under the Collateral Documents.

Section 5.16.          Conduct of Business. The Borrower and its Subsidiaries shall engage only in those material lines of business that consist of (a) the businesses engaged in by the Borrower or any Subsidiary on the Closing Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses and (b) such other lines of business to which the Administrative Agent may consent.

Section 5.17.          Lender Calls. (x) No later than 10 Business Days after providing to the Administrative Agent any financial statements pursuant to Section 5.01(a) and Section 5.01(b) (commencing with respect to the financial statements delivered (i) for the Fiscal Year ending December 31, 2023 and (ii) for the Fiscal Quarter ending March 31, 2024), Holdings shall participate in a conference call with Lenders arranged by the Administrative Agent to provide discussion and analysis with respect to the financial condition and results of operations of Holdings, the Borrower and its Subsidiaries at a time at which Holdings and the Administrative Agent mutually agree and (y) if a Default has occurred and is continuing, Holdings shall hold additional calls as reasonably requested by the Required Lenders.

Section 5.18.          Post-Closing Obligations. The Loan Parties (as applicable) shall execute and deliver the applicable documents, or take the applicable actions, as the case may be, set forth on Schedule 5.18 within the time periods set forth on Schedule 5.18 (or by such later time as the Required Lenders may agree in their sole discretion).

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Section 5.19.          CoC Steps Plan. The Loan Parties shall use commercially reasonable efforts to assist with, and take any actions that may be necessary or desirable to facilitate, the implementation of the CoC Steps Plan including, if required, to transfer certain carve-out assets of entities controlled by DOB after the Closing Date to Holdings, the Borrower and the Subsidiary Guarantors, as contemplated by the CoC Steps Plan.

Section 5.20.          Board Observer. Subject to Section 5.18, until the earlier of (x) a DIFL Term Loan Observer Covenant Suspension Event or (y) the Termination Date, the Initial Term Lenders shall be entitled to appoint not more than one Person (and shall be entitled to, at any time and from time to time, replace such Person previously appointed hereunder with any other Person) to act as in a non-fiduciary capacity as a board observer on behalf of the Initial Term Lenders (the “Board Observer”) and to thereby attend and participate in any discussions at any and all meetings of the board of directors of Holdings or any Parent Company (the “Board of Directors”), or of any committee constituted by the Board of Directors (including any such meetings held by means of any telephone or video conference or similar). The Board Observer shall not be an employee, officer, director or associated with a Disqualified Institution. The Board Observer shall be required to comply with confidentiality obligations and non-disclosure restrictions applicable to the Board of Directors, including with respect to information (i) which is subject to attorney-client privilege or (ii) which is subject to confidentiality obligations owing to any other Person and shall be required to sign a customary confidentiality agreement in that respect; provided, that, any such confidentiality obligations and non-disclosure restrictions shall have been previously provided to the Board Observer in a written form; provided, further, that the Board Observer shall be excluded from meetings that involve discussions of any trade secrets and similar topics. In furtherance of the foregoing, the Board Observer shall be provided with (i) written notice of, and agendas and participation details for, and subject to the foregoing confidentiality obligations and non-disclosure restrictions, all meetings (including proposed minutes of previous meetings, if any, if not previously ratified) substantially concurrently with the notice given (to the extent applicable) to all members of the Board of Directors prior to such meetings, (ii) with respect to any proposed action by the Board of Directors (or, as applicable, any committee thereof) pursuant to a written consent in lieu of a meeting, a copy of such written consent when sent to the Board of Directors (or committee thereof, as applicable) for execution, and (iii) all materials and other information provided to the Board of Directors (or any committee thereof, as applicable) in connection with a meeting, at substantially the same time and in the same manner as such materials or other information are provided to the Board of Directors (or any committee thereof, as applicable). Borrower shall pay a customary fee to the Board Observer for performance of Board Observer’s services in connection herewith (the “Board Observer Fee”), the amount of which Board Observer Fee shall be agreed between the Borrower and the Board Observer and be set forth in a separate letter agreement entered into by the Borrower, the Administrative Agent and the Board Observer on the Closing Date. In addition to payment of the Board Observer Fee, the reasonable and documented out-of-pocket costs and expenses incurred by the Board Observer in connection with attendance at meetings, including, but not limited to, the reasonable travel and lodging costs, shall be paid by the Borrower promptly after receipt of a written request by the Board Observer for such payment (but in no event shall such payment be made later than 30 days following the Borrower’s receipt of any such written request).

Article 6            NEGATIVE COVENANTS

From the Closing Date and until the Termination Date has occurred, the Borrower covenants and agrees with the Lenders that:

Section 6.01.          Indebtedness. Holdings shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or otherwise become or remain liable with respect to any Indebtedness, except:

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(a)                the Secured Obligations;

(b)                Indebtedness of the Borrower to Holdings or any Subsidiary and/or of any Subsidiary to Holdings, the Borrower or any other Subsidiary; provided that any such Indebtedness must be subordinated in right of payment to the Loans on customary terms; (ii) Indebtedness of any Subsidiary that is not a Borrower or a Subsidiary Guarantor to any other Subsidiary that is not a Borrower or a Subsidiary Guarantor; (iii) Indebtedness of any Subsidiary that is not a Borrower or a Subsidiary Guarantor to either of Holdings or the Borrower and/or Subsidiary Guarantors; provided that any such Indebtedness under this clause (iii) shall be (a) unsecured, or (b) if secured, the collateral securing such Indebtedness shall consist solely of assets of such non-Subsidiary Guarantor; and provided, further that such Indebtedness shall have been permitted to be incurred as an Investment permitted under Section 6.06; and (iv) Indebtedness of Holdings, the Borrower or any Subsidiary Guarantor to any Subsidiary that is the Borrower or a Subsidiary Guarantor; provided that any such Indebtedness is incurred in the ordinary course of business and shall be unsecured;

(c)                To the extent constituting Indebtedness, Sale and Lease-Back Transactions permitted by under (i) clause (A) of the proviso in Section 6.08 in an unlimited amount, and (ii) clause (B) of Section 6.08 not to exceed, together with Indebtedness then outstanding and incurred pursuant to clause (k)(ii) below, $50,000,000 in the aggregate outstanding at any time; provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(d)                Indebtedness arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any Disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Closing Date or any other purchase of assets or Capital Stock, and Indebtedness arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of the Borrower or any such Subsidiary pursuant to any such agreement;

(e)                Indebtedness of Holdings, the Borrower and/or any Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)                 Indebtedness of Holdings, the Borrower and/or any Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Indebtedness arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and Deposit Accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)                Indebtedness in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

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(h)                Guarantees by Holdings, the Borrower and/or any Subsidiary of Indebtedness of Holdings, the Borrower or any Subsidiary with respect to Indebtedness otherwise permitted to be incurred pursuant to this Section 6.01 and not senior in right of payment to the Loans or the Guarantees; provided, however, Holdings, the Borrower and the Subsidiary Guarantors shall be prohibited from guaranteeing Indebtedness of non-Subsidiary Guarantors, other than (x) unsecured guarantees of obligations incurred in the ordinary course of business and that do not constitute Funded Indebtedness or (y) unsecured guarantees of Indebtedness otherwise permitted by this Agreement;

(i)                 (i) The 2027 SSNs, including any PIK Notes (but excluding any Additional Notes), (ii) Indebtedness of Holdings and/or any Subsidiary under DHL Subordinated Intercompany Loan, and (iii) Indebtedness of Holdings and/or any Subsidiary incurred prior to, and outstanding on, the Closing Date, after giving effect to the Transactions (other than Indebtedness under the Initial Term Loan); provided that, if the aggregate principal amount of any such Indebtedness under this clause (iii) shall be in excess of $5,000,000, such Indebtedness shall be described on a Schedule 6.01; provided, further, that any such Indebtedness outstanding on the Closing Date consisting of (x) Capital Leases or purchase money Indebtedness, or (y) Indebtedness under Foreign Working Capital Facilities shall be deemed to have been incurred under clauses (k) and (w) of this Section 6.01, respectively, and not this clause (i);

(j)                 Indebtedness of Holdings, the Borrower and/or any Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)                (i) Indebtedness of Holdings, the Borrower and/or any Subsidiary with respect to Capital Leases and purchase money Indebtedness (including mortgage financing, industrial revenue bond or similar financings) incurred prior to, and outstanding on, the Closing Date in an aggregate principal amount not to exceed $310,000,000, or (ii) Indebtedness of Holdings, the Borrower and/or any Subsidiary with respect to Capital Leases and purchase money Indebtedness (including mortgage financing, industrial revenue bond or similar financings) incurred after the Closing Date in an aggregate outstanding principal amount, when taken together with Indebtedness then outstanding and incurred pursuant to clause (c)(ii) above, not exceeding $50,000,000; provided that, in the case of this clause (k)(ii), (x) such Indebtedness is incurred within 270 days of the acquisition or improvement of the applicable asset and (y) as of the date of incurrence of such Indebtedness and after giving effect thereto, no Event of Default exists;;

(l)                 Indebtedness of any Person that becomes a Subsidiary or Indebtedness assumed in connection with an acquisition or other Investment permitted hereunder after the Closing Date; provided that such Indebtedness (i) existed at the time such Person became a Subsidiary or the assets subject to such Indebtedness were acquired, (ii) was not created or incurred in anticipation thereof, (iii) to the extent such Indebtedness is Indebtedness of a Subsidiary of the Borrower or a Subsidiary Guarantor, such Indebtedness shall not be guaranteed by the Borrower or a Subsidiary Guarantor or secured by a Lien on any assets of the Borrower or a Subsidiary Guarantor and (iv) incurred pursuant to this clause (l) may not exceed $50,000,000 at any time outstanding in the aggregate; provided, further that (x) no Event of Default has occurred and is continuing or would result therefrom and (y) the Borrower shall have delivered to the Administrative Agent and Collateral Agent an Officer’s Certificate certifying as to compliance with Collateral and Guarantee Requirement;

(m)              Indebtedness consisting of promissory notes issued by Holdings, the Borrower or any Subsidiary to any current or former director, officer, employee, member of management, manager or consultant of any Parent Company, Holdings, the Borrower or any Subsidiary (or their respective Immediate Family Members) so long as such Indebtedness is expressly subordinated to any obligation of

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the Borrower under this Agreement (on terms not materially less favorable to the Borrower than those governing the subordination of such Indebtedness to the Obligations);

(n)                Holdings and its Subsidiaries may become and remain liable for any Indebtedness refinancing, refunding or replacing any Indebtedness permitted under clauses (a), (c), (i), (k), (l), (q) and (r) of this Section 6.01 (in any case, including any refinancing, refunding or replacing Indebtedness incurred in respect thereof, “Refinancing Indebtedness”) and any subsequent Refinancing Indebtedness in respect thereof; provided that (i) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement, (B) additional amounts permitted to be incurred pursuant to this Section 6.01 (provided that ~~(1)~~(1) any additional Indebtedness referred to in this clause (B) satisfies the other applicable requirements of this Section 6.01(n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and ~~(2)~~(2) if such additional Indebtedness is secured, the Lien securing such Indebtedness satisfies the applicable requirements of Section 6.02), (ii) the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this Section 6.01 pursuant to which the Indebtedness being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Indebtedness shall not create availability under such relevant clause), (iii) (A) such Indebtedness, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Indebtedness may be refinanced with unsecured Indebtedness, but that unsecured Indebtedness may not be refinanced with secured Indebtedness), (B) if the Indebtedness being refinanced, refunded or replaced was contractually subordinated to the Obligations in right of payment (or the Liens securing such Indebtedness were contractually subordinated to such Liens on the Collateral securing the Secured Obligations), such Indebtedness is contractually subordinated to the Obligations in right of payment (or the Liens securing such Indebtedness are subordinated to the Liens on the relevant Collateral securing the Secured Obligations) on terms not materially less favorable, taken as a whole, to the Lenders than those applicable to the Indebtedness (or Liens, as applicable) being refinanced, refunded or replaced, taken as a whole and (C) if the Indebtedness being refinanced, refunded or replaced was (i) incurred by a Subsidiary of the Borrower that is not a Subsidiary Guarantor, such Refinancing Indebtedness is incurred by a Subsidiary of the Borrower that is not a Subsidiary Guarantor or (ii) incurred by Holdings, the Borrower or a Subsidiary Guarantor, such Refinancing Indebtedness is incurred by Holdings, the Borrower or such Subsidiary Guarantor, (iv) as of the date of the incurrence of such Indebtedness and after giving effect thereto, no Event of Default exists and (v) [reserved]; (vi) in the case of Refinancing Indebtedness incurred in respect of Indebtedness permitted under clause (a) and (k) of this Section 6.01, the Stated Maturity of such Refinancing Indebtedness is no earlier than the earlier of the Stated Maturity of the Indebtedness being refinanced and the Stated Maturity of the Initial Term Loan; and (vii) in the case of Refinancing Indebtedness incurred in respect of Indebtedness permitted under clause (a) and (k) of this Section 6.01, the Weighted Average Life to Maturity of such Refinancing Indebtedness is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, refunded or replaced;

(o)                [reserved];

(p)                Indebtedness of Holdings, the Borrower and/or any Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)                Indebtedness of Holdings, the Borrower and/or any Subsidiary in an aggregate outstanding principal amount not to exceed $50,000,000 in the aggregate outstanding at any time;

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(r)                 Incremental Equivalent Debt; provided that as of the date of the incurrence of such debt and after giving effect thereto, no Event of Default exists;

(s)                 Indebtedness (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Indebtedness) incurred by Holdings, the Borrower and/or any Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)                 obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States;

(u)                Disqualified Capital Stock issued to and held by Holdings, the Borrower or any Subsidiary; provided that as of the date of the incurrence of such debt and after giving effect thereto, no Event of Default exists;

(v)                Indebtedness in the form of guarantees provided by Digicel French Caribbean SAS to Iliad SA, with respect to the Madiacom Facility as of the Closing Date in an aggregate principal amount not to exceed €6,250,000; provided, however that neither the Borrower nor any Subsidiary (other than Digicel French Caribbean SAS) shall be permitted to provide a guarantee of the Madiacom Facility, and for the avoidance of doubt, such guarantees, if any, incurred pursuant to this clause (v) shall not be secured by a Lien;

(w)              Indebtedness incurred under Foreign Working Capital Facilities, not to exceed $25,000,000 at any time outstanding in the aggregate; provided, that such Foreign Working Capital Facilities may not be guaranteed by the Borrower or any Subsidiary Guarantor; and

(x)                Indebtedness incurred pursuant to any Permitted Receivables Financing.

For purposes of determining any particular amount of Indebtedness under this Section 6.01:

(a)       obligations with respect to letters of credit, guarantees or Liens, in each case supporting Indebtedness otherwise included in the determination of such particular amount will not be included;

(b)       any Liens granted pursuant to the equal and ratable provisions referred to in Section 6.02 will not be treated as Indebtedness;

(c)       accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees, and the payment of interest in the form of additional Indebtedness (including in accordance with the 2027 SSNs or the Initial Term Loan) shall not be treated as Indebtedness; and

(d)       Pari Passu Indebtedness (including Pari Passu Indebtedness in the form of revolving loans, any Indebtedness under the 2027 SSNs or under Additional Notes (including PIK Notes), and any Indebtedness issued as payment of interest in kind on such Indebtedness) shall only be permitted to be incurred and outstanding pursuant to Section 6.01(a) and 6.01(i), and may not be classified or reclassified as incurred or outstanding under any other provision.

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The Borrower or each Subsidiary Guarantor may not incur any Indebtedness that is subordinated in right of payment to other Indebtedness of the Borrower or such Subsidiary Guarantor unless such Indebtedness is also subordinated in right of payment to Initial Term Loans or the relevant Guarantee on substantially identical terms. This covenant does not apply to distinctions between categories of Indebtedness that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Indebtedness.

Section 6.02.          Liens. Holdings shall not, nor shall it permit any of its Subsidiaries to, create, incur, assume or permit or suffer to exist any Lien on or with respect to any property of any kind owned by it, whether now owned or hereafter acquired, or any income or profits therefrom, except:

(a)                Liens created pursuant to the Loan Documents securing the Secured Obligations;

(b)                Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)                statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of Holdings’, the Borrower’s or any Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s Liens or bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)                Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to Holdings, the Borrower and its subsidiaries or (y) leases or licenses of property otherwise permitted by this Agreement and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)                zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of-way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of the Borrower and its Subsidiaries on the properties subject thereto, taken as a whole;

(f)                 Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by Holdings and/or any of its Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted hereunder (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to Dispose of any property in a Disposition permitted under Section

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6.07 and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under Section 6.07;

(g)                precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable Requirements of Law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable Requirements of Law is required;

(h)                Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of Holding’s or any Subsidiary’s business;

(i)                 Liens in connection with any zoning, building or similar Requirement of Law or right reserved to or vested in any Governmental Authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)                 Liens securing Indebtedness permitted pursuant to Section 6.01(n) (solely with respect to the permitted refinancing, refunding or replacement of Indebtedness permitted pursuant to Sections 6.01(a), (c), (i), (k) and (l)); provided that (i) no such Lien extends to any asset not covered by the Lien securing the Indebtedness that is being refinanced (it being understood that such refinancings, refundings or replacements of individual financings of the type permitted under Section 6.01(k) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (ii) if the Indebtedness being refinanced was subject to intercreditor arrangements in respect of Liens on Collateral, then any refinancing Indebtedness in respect thereof secured by Liens on Collateral shall be subject to intercreditor arrangements not materially less favorable to the Secured Parties, taken as a whole, than the intercreditor arrangements governing the Indebtedness that is refinanced or the intercreditor arrangements governing the relevant refinancing Indebtedness shall be set forth in an Acceptable Intercreditor Agreement;

(k)                Liens described on Schedule 6.02 and any modification, replacement, refinancing, renewal or extension thereof; provided that (i) no such Lien extends to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted under Section 6.01 and (B) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under Section 6.01(k) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) and (ii) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Indebtedness, is permitted by Section 6.01;

(l)                 Liens arising out of Sale and Lease-Back Transactions permitted under Section 6.08; provided that such Liens attach only to the property sold and being leased in such transaction, and any accessions and additions thereto or proceeds and products thereof and related property;

(m)              Liens securing Indebtedness permitted pursuant to Section 6.01(k); provided that any such Lien shall encumber only the asset acquired with the proceeds of such Indebtedness and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon (it being understood that individual financings of the type permitted under Section 6.01(k) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates);

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(n)                Liens securing Indebtedness permitted pursuant to Section 6.01(l) on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Subsidiary; provided that no such Lien (x) extends to or covers any other assets (other than the proceeds or products thereof, replacements, accessions or additions thereto and improvements thereon, it being understood that individual financings of the type permitted under Section 6.01(k) provided by any lender may be cross-collateralized to other financings of such type provided by such lender or its affiliates) or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)                Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Holdings, the Borrower or any Subsidiary arising in the ordinary course of Holdings’, the Borrower’s or any Subsidiary’s business, including rights of offset and set-off;

(p)                (i) Liens on assets of Subsidiaries that are not Subsidiary Guarantors to secure trade and operational Indebtedness (other than Funded Indebtedness) arising in the ordinary course of business, (ii) Liens on local currency cash deposits of borrowers under a permitted Foreign Working Capital Facility to secure obligations thereunder, and (iii) involuntary Liens arising out of operation of law;

(q)                Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of Holdings and/or its Subsidiaries;

(r)                 Liens securing Indebtedness incurred pursuant to Section 6.01(w); provided that such Liens may only be pledged over assets of a borrower that incurred such Indebtedness in respect of Foreign Working Capital Facilities;

(s)                 other Liens on assets securing Indebtedness or other obligations of Holdings, the Borrower and the Subsidiary Guarantors in an aggregate principal amount at any time outstanding not to exceed $25,000,000; provided that such Liens may not secure Funded Indebtedness;

(t)                 Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)                the rights reserved or vested in any Person (including any Governmental Authority) by the terms of any lease, license, franchise, grant or permit held by Holdings, the Borrower or any of the Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)                Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under Sections 6.01(d), (e), (g) and (s);

(w)              Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by this Agreement or (ii) by operation of law under Article 2 of the UCC (or any similar Requirement of Law of any jurisdiction);

(x)                Liens (i) in favor of Holdings, the Borrower and the Subsidiary Guarantors and/or (ii) granted by any non-Subsidiary Guarantors in favor of Holdings, the Borrower or any Subsidiary;

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(y)                Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)                Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)             Liens securing (i) obligations under Hedge Agreements in connection with any Derivative Transaction of the type described in Section 6.01(p) and (ii) obligations of the type described in Section 6.01(f), which Liens, in each case under this Section 6.02(aa), may be (but are not required to be) secured by all of the Collateral on a pari passu or junior basis with respect to the Obligations so long as the Lien on the Collateral is subject to the First Lien Intercreditor Agreement;

(bb)            (i) Liens on Capital Stock of Joint Ventures securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)             Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Indebtedness;

(dd)            undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)             with respect to any Subsidiary, Liens and privileges arising mandatorily by any Requirement of Law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)               Liens arising solely in connection with rights of dissenting equity holders pursuant to any Requirement of Law in respect of any Permitted Acquisition or other similar Investment; and

(gg)            Liens on the Collateral ranking junior to the Liens securing the Term Loans so long as the Liens on the Collateral are subject to an Acceptable Intercreditor Agreement;

(hh)            Liens on notes receivable, accounts receivable and related assets and the equity interests of any Excluded Subsidiary under paragraph (f) of the definition thereof, in each case, securing any Permitted Receivables Financing;

(ii)               Liens on assets of Subsidiaries other than the Subsidiary Guarantors securing Indebtedness of Subsidiaries other than the Subsidiary Guarantors; and

(jj)               Liens securing Indebtedness incurred pursuant to Section 6.01(r) so long as the Lien on the Collateral is subject to an Acceptable Intercreditor Agreement.

Section 6.03.          Reserved].

Section 6.04.          Restricted Payments.

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(a)                The Borrower and its Subsidiaries shall not pay or make, directly or indirectly, any Restricted Payment, except that:

(i)                 the Borrower may make Restricted Payments to the extent necessary to permit any Parent Company:

(A)              to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise Taxes and similar fees, Taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Borrower and/or its Subsidiaries) and/or its Subsidiaries;

(B)              to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Borrower and/or its Subsidiaries), the Borrower and its Subsidiaries;

(C)              for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Borrower and/or its Subsidiaries), the Borrower and its Subsidiaries;

(D)              to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted by this Agreement (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of the Borrower) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Borrower and/or its Subsidiaries); and

(E)               to finance any Investment permitted under Section 6.06 (provided that (x) any Restricted Payment under this clause (a)(i)(E) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (I) all property acquired to be contributed to the Borrower or one or more of its Subsidiaries or (II) the merger, consolidation or amalgamation of the Person formed or acquired into the Borrower or one or more of its Subsidiaries, in order to consummate such Investment in compliance with

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the applicable requirements of Section 6.06 as if undertaken as a direct Investment by the Borrower or the relevant Subsidiary);

(ii)               So long as no Event of Default has occurred and is continuing, or would result therefrom, the Borrower or any Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any Subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, the Borrower or any Subsidiary:

(A)              in accordance with the terms of promissory notes issued pursuant to Section 6.01(m), so long as the aggregate amount of all Cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (D) of this clause (ii) below, does not exceed (x) $30,000,000 in the aggregate from the Closing Date until the third anniversary of the Closing Date and (y) thereafter, $10,000,000 in any Fiscal Year, which, if not used in any Fiscal Year, may be carried forward to the next subsequent Fiscal Year (and which carried-over amounts shall be deemed first applied in such subsequent Fiscal Year);

(B)              with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of the Borrower or any Parent Company (to the extent such proceeds are contributed to the Borrower or any Subsidiary in respect of Qualified Capital Stock issued by the Borrower or such Subsidiary);

(C)              with the net proceeds of any key-man life insurance policies; or

(D)              with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (A) of this clause (ii) in respect of promissory notes issued pursuant to Section 6.01(m), does not exceed (x) $30,000,000 in the aggregate from the Closing Date until the third anniversary of the Closing Date and (y) thereafter, $10,000,000 in any Fiscal Year, which, if not used in any Fiscal Year, may be carried forward to the next subsequent Fiscal Year (and which carried-over amounts shall be deemed first applied in such subsequent Fiscal Year);

provided, however that Restricted Payments may not be made pursuant to this clause (b) to DOB; on account of Capital Stock beneficially owned by DOB except with respect to $10,000,000 in the aggregate from the Closing Date until the third anniversary of the Closing Date; provided that the Borrower has Minimum Consolidated Liquidity on a Pro Forma Basis for any such Restricted Payment to DOB;

(iii)             [reserved];

(iv)              the Borrower or any Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make Cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar Taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Borrower, any Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including

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demand repurchases in connection with the exercise of stock options; in each case, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(v)                the Borrower or any Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(vi)              the Borrower or any Subsidiary may make any Restricted Payments in connection with the Transactions including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(vii)            [reserved];

(viii)          the Borrower or any Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of the Borrower and/or any Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of subclauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Borrower and/or any Subsidiary) of, Qualified Capital Stock of the Borrower or any Parent Company to the extent any such proceeds are contributed to the capital of the Borrower and/or any Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Borrower or a Subsidiary) of any Refunding Capital Stock;

(ix)              to the extent constituting a Restricted Payment, the Borrower may consummate any transaction permitted by Section 6.06 (other than Sections 6.06(j) and (t)), Section 6.07 (other than Section 6.07(i)) and Section 6.09 (other than Section 6.09(d));

(x)                [reserved];

(xi)              the Borrower or any Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(xii)            [reserved];

(xiii)          [reserved];

(xiv)          the Borrower or any Subsidiary may make Restricted Payments to Newco in the amount required for Newco to pay cash interest on the New Take-Back Notes within 10 Business Days of a scheduled interest payment date on the New Take-Back Notes; provided, in

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each case that (i) no Specified Event of Default has occurred and is continuing or would result therefrom, (ii) on a Pro Forma Basis for such Restricted Payment, the Borrower has Minimum Consolidated Liquidity, (iii) interest on each of the Initial Term Loan and the 2027 SSNs had been paid in cash on the most recent interest payment date and the Borrower has not provided notice to the Administrative Agent or the trustee under the 2027 Senior Secured Indenture that it intends to pay interest in kind on the subsequent interest payment date, and (iv) either (x) the Consolidated Secured Leverage Ratio is not greater than 3:00 to 1:00, or (y) at least two of the Ratings Agencies have issued a public corporate credit rating with respect to the Initial Term Loans or the 2027 SSNs and a public corporate family rating for the Borrower of B2/B Stable (or the equivalent thereof) or higher;

(xv)            (A) for any taxable period for which the Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of the Borrower is the common parent (a “Tax Group”), the Borrower and each of its Subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of Holdings) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of the Borrower and/or its Subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes that would be paid by the Borrower and its Subsidiaries for such taxable period if the Borrower and each of its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Closing Date of which the Borrower is the Parent Company (taking into account any net operating loss carryforwards attributable to the Borrower and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under Section 6.04(a)(xv)(A), if the Borrower is a flow-through entity for tax purposes, the Borrower and each of its Subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in the Borrower with respect to such taxable period (taking into account any cumulative net taxable loss of the Borrower allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(xvi)          the Borrower or any Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to Section 6.01;

(xvii)        [reserved];

(xviii)      the Borrower or any Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with Section 6.07;

(xix)          Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Subsidiary from minority equity holders;

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(xx)            the Borrower or any Subsidiary may make Restricted Payments to fund the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Restricted Indebtedness in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Borrower’s Qualified Capital Stock;

(xxi)          the Borrower or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Indebtedness (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Indebtedness;

(xxii)        the Borrower or any Subsidiary may make Restricted Payments to DOB in such amount (if any) as may be owed to DOB at the time of determination on account of the DOB True-Up, so long as the same is paid pursuant to the terms of the Services Agreement, and such payment has not previously been made by the Borrower, any of its Subsidiaries, or any Parent Company;

(xxiii)      the Borrower or any Subsidiary may make Restricted Payments to DHL in order to effectuate the mandatory redemption of the Exit Preferred Shares as required from time to time by the bye-laws of DHL, as described in the section of the Proxy Statement entitled “Description of the Exit Preferred Shares – Mandatory Redemption”;

(xxiv)      to the extent in accordance with the terms of the Exit Preferred Shares (as in effect on the Closing Date), the Borrower or any Subsidiary may make Restricted Payments to DHL in respect of its obligations outstanding under the DHL Subordinated Intercompany Loan, if any, provided that at such time the Below-Minimum Liquidity Condition is satisfied, and no Event of Default has occurred and is continuing;

(xxv)        the Borrower or any Subsidiary may make Restricted Payments to fund the purchase, redemption, defeasance or other acquisition or retirement for value of Restricted Indebtedness secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Initial Term Loans (the amount of such Restricted Indebtedness purchased, redeemed defeased or otherwise acquired or retired, the “Redeemed Pari Passu Restricted Indebtedness Amount”) the Borrower shall apply an amount equivalent to such Redeemed Pari Passu Restricted Indebtedness Amount to reduce obligations, on a pro rata basis based on the respective aggregate principal dollar amounts thereof then outstanding, with respect to each of (i) the Initial Term Loan, and (ii) the 2027 SSNs in accordance with the terms of the 2027 Senior Secured Indenture; and

(xxvi)      the Borrower or any Subsidiary may make Restricted Payments to finance the satisfaction of any obligation of Holdings or any Subsidiary thereof to make interest payments due on any indebtedness incurred by the Borrower or such Subsidiary in the ordinary course that does not constitute Funded Indebtedness.

Section 6.05.          [Reserved].

Section 6.06.          Investments. Holdings shall not, nor shall it permit any of its Subsidiaries to, make or own any Investment in any other Person except:

(a)                Cash or Investments that were Cash Equivalents at the time made;

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(b)                Investments by (i) Holdings, the Borrower or any Subsidiary Guarantor in (x) Holdings, the Borrower or any Subsidiary Guarantor, or (y) any other Person, if as a result of such Investment such other Person becomes a Loan Party, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a Loan Party; provided that, in the case of this clause (i)(y), (A) no Event of Default has occurred and is continuing or would result therefrom, and (B) on a Pro Forma Basis for such Investment, tested, at the option of the Borrower, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, the Borrower would have Minimum Consolidated Liquidity (provided that if the Borrower has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment), (ii) any Subsidiary that is not a Loan Party in (x) Holdings, the Borrower or any Subsidiary, or (y) any other Person, if as a result of such Investment such other Person becomes a Subsidiary, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to Holdings, the Borrower or a Subsidiary and (iii) Holdings, the Borrower or any Subsidiary Guarantor in (x) any Subsidiary that is not a Loan Party, or (y) any other Person, if as a result of such Investment such other Person becomes a non-Subsidiary Guarantor, or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, a non-Subsidiary Guarantor, in an aggregate amount not to exceed $25,000,000 outstanding at any time; provided that no Event of Default has occurred and is continuing or would result therefrom; and provided, further that any equity interest in a Subsidiary acquired by Holdings, the Borrower or any Guarantor as a result of an Investment pursuant to this clause (b)(iii), other than an Excluded Subsidiary, shall be pledged as Collateral (other than Excluded Assets and subject to the Agreed Security Principles);

(c)                any payments or other transactions pursuant to a tax sharing agreement between Holdings and/or the Borrower and any other Person with which Holdings and/or the Borrower (as applicable) files or filed a consolidated tax return or with which the Borrower is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)                Investments in any Similar Business in an aggregate outstanding amount not to exceed $50,000,000 per fiscal year; (provided that 50% of any unused amount shall be carried forward to subsequent fiscal years (and which carried over amounts shall be deemed first applied in any subsequent fiscal year)); provided that (i) no Default or Event of Default has occurred and is continuing or would result therefrom, and (ii) on a Pro Forma Basis for such Investment, tested, at the option of the Borrower, on either (x) the date of the applicable Investment, or (y) the date of entry into the definitive documentation with respect to the applicable Investment, the Borrower has Minimum Consolidated Liquidity (provided that if the Borrower has Minimum Consolidated Liquidity as of the date of entry into definitive documentation with respect to such Investment, it shall also be deemed to have had Minimum Consolidated Liquidity as of the date of the applicable Investment); and provided, further, that (i) any equity interests acquired as a result of an Investment pursuant to this clause (d) shall be pledged as Collateral (other than to the extent constituting Excluded Assets, and subject to the Agreed Security Principles), and (ii) to the extent that such an investee becomes a Subsidiary of Holdings as a result of an equity investment, unless such investee would be classified as an Excluded Subsidiary, such entity shall provide a Guarantee of the Initial Term Loans in accordance with the terms of this Agreement;

(e)                [reserved];

(f)                 (i) Investments existing on, or contractually committed to as of, the Closing Date and described on Schedule 6.06 and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof

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increases the amount of such Investment except by the terms thereof or as otherwise permitted by this Section 6.06;

(g)                Investments received in lieu of Cash in connection with any Disposition permitted by Section 6.07 or any other disposition of assets not constituting a Disposition other than pursuant to Section 6.07(i);

(h)                [reserved];

(i)                 Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)                 Investments consisting of (or resulting from) Indebtedness permitted under Section 6.01 (other than Indebtedness permitted under Sections 6.01(b) and (h)), including Indebtedness in the form of Guarantees of Indebtedness of Newco or any other Parent Company incurred in accordance with Section 6.01, Permitted Liens, Restricted Payments permitted under Section 6.04 (other than Section 6.04(a)(i)) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or Dispositions permitted by Section 6.07;

(k)                Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)                 (i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of Liens or settlement of debts and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)              loans and advances (or guarantees of third-party loans) to directors, officers or employees of Holdings, the Borrower or any Subsidiary made in the ordinary course of business and consistent with the Borrower’s past practices or past practices of the Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1,000,000;

(n)                [Reserved];

(o)                (i) Investments of any Subsidiary acquired after the Closing Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, Holdings, the Borrower or any Subsidiary after the Closing Date, in each case as part of an Investment otherwise permitted by this Section 6.06 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) of this Section 6.06(o) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted by this Section 6.06;

(p)                [reserved];

(q)                Investments made after the Closing Date by Holdings, the Borrower and/or the Subsidiary Guarantors, (i) in an aggregate amount at any time outstanding not to exceed $25,000,000; plus

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(ii) the amount of net cash proceeds of contributions in respect of Qualified Capital Stock of Holdings or the Borrower not more than 30 days prior to the applicable Investment;

(r)                 [reserved];

(s)                 (i) Guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Indebtedness and (ii) Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of Holdings and/or its Subsidiaries, in each case, in the ordinary course of business;

(t)                 Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under Section 6.04(a) (other than clause (i) thereof); provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under Section 6.04(a);

(u)                [Reserved];

(v)                Expenses or advances in the ordinary course of Holdings’, the Borrower’s or any Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of Holdings, the Borrower or any Subsidiary in accordance with IFRS;

(w)              Investments arising under or in connection with any Derivative Transaction of the type permitted under Section 6.01(p);

(x)                [reserved];

(y)                Investments made in Joint Ventures as required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements in effect on the Closing Date or entered into after the Closing Date in the ordinary course of business;

(z)                unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable Requirements of Law;

(aa)             Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company, the Borrower, its Subsidiaries and/or any joint venture;

(bb)            [reserved];

(cc)             the conversion to Qualified Capital Stock of any Indebtedness owed by Holdings, the Borrower or any Subsidiary and permitted by Section 6.01;

(dd)            Investments by Unigestion in Turgeau Developments S.A. for the purposes of funding service, utility, operational and other similar fees and expenses in respect of the hotel owned by Turgeau Developments S.A. and located in Port-au-Prince, Haiti and other expenses and amounts related to operations in Haiti; provided that (x) the aggregate amount of such Investments does not exceed

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$4,000,000 in any fiscal year and (y) such Investments shall be pledged as Collateral (subject to the Agreed Security Principles);

(ee)             Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments otherwise permitted under this Section 6.06 and any other pledges or deposits permitted by Section 6.02;

(ff)               Pro rata Investments in cash in (i) Initial Term Loans and (ii) the 2027 SSNs;

(gg)            guarantees of obligations of Holdings, the Borrower or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of Holdings to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(hh)            Investments in Madiacom representing required capital contributions that pursuant to the terms of the joint venture agreement (as in effect on the Closing Date); provided that (i) the aggregate amount of Investments made pursuant to this clause (hh) may not exceed (A) per fiscal year, the lesser of (x) $25,000,000 and (y) the pro rata share of the amount of actual capital expenditures (based on Holdings’ and its Subsidiaries equity ownership of Madiacom required by Madiacom in the particular fiscal year), and (B) $40,000,000 in the aggregate since the Closing Date and (ii) no Specified Event of Default exists and is continuing or would result from such Investment (other than with respect to an Immaterial Subsidiary).

Section 6.07.          Fundamental Changes; Disposition of Assets. Holdings shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve themselves (or suffer any liquidation or dissolution), or make any Disposition of assets having a fair market value in excess of $10,000,000, in a single transaction or in a series of related transactions, and in excess of $15,000,000 in the aggregate for all such transactions in any Fiscal Year, except:

(a)                any Subsidiary may be merged, consolidated or amalgamated with or into the Borrower or any other Subsidiary; provided that (i) in the case of any such merger, consolidation or amalgamation with or into the Borrower, (A) the Borrower shall be the continuing or surviving Person or (B) if the Person formed by or surviving any such merger, consolidation or amalgamation (including any immediate and successive mergers, consolidations or amalgamations of entities) is not the Borrower (any such Person after giving effect to such transaction or transactions, the “Successor Borrower”), (v) the Successor Borrower shall be an entity organized or existing under the laws of any of the Permitted Jurisdictions, (w) the Successor Borrower shall provide the documentation and other information reasonably requested in writing by the Lenders that they reasonably determine is required by regulatory authorities under applicable “know your customer”, sanctions, anti-terrorism and anti-money-laundering rules and regulations, including the PATRIOT Act, in each case at least three Business Days prior to the effectiveness of such merger, consolidation or amalgamation (or such shorter period as the Administrative Agent shall otherwise agree), (x) the Successor Borrower shall expressly assume the Obligations of the Borrower in a manner reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders), (y) the Co-Borrower shall remain jointly and severally liable for all Obligations of the Successor Borrower and (z) except as the Administrative Agent may otherwise agree, each Guarantor, unless it is the other party to such merger, consolidation or amalgamation, shall have executed and delivered a reaffirmation agreement with respect to its obligations under the Loan Guaranty and the other Loan Documents; it being understood and agreed that if the foregoing conditions under clauses (v) through (z) are satisfied, the Successor Borrower will succeed to, and be substituted for, the Borrower under this

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Agreement and the other Loan Documents, and (ii) in the case of any such merger, consolidation or amalgamation with or into any Subsidiary Guarantor, either (x) such Subsidiary Guarantor shall be the continuing or surviving Person or the continuing or surviving Person shall expressly assume the guarantee obligations of the Subsidiary Guarantor in a manner reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders) or (y) the relevant transaction shall be treated as an Investment and otherwise be made in compliance with Section 6.06;

(b)                Dispositions (including of Capital Stock) among Holdings, the Borrower and/or any Subsidiary (upon voluntary liquidation or otherwise); provided that in the case of any such Disposition by a Loan Party in any Excluded Subsidiary, the Borrower shall comply with the requirements of Section 5.12(c)(i) (within the applicable time limit specified therein) after deducting the amount of any such Disposition from the calculation set forth in clause (ii)(A) of the definition of “Collateral and Guarantee Requirement” but not deducting such amount from the calculation set forth in clause (ii)(B) of such definition;

(c)                (1) the liquidation or dissolution of any Subsidiary if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower, is not materially disadvantageous to the Lenders, and the Borrower or any Subsidiary receives any assets of the relevant dissolved or liquidated Subsidiary; provided that in the case of any liquidation or dissolution of any Loan Party that results in a distribution of assets to any Subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall otherwise be made in compliance with Section 6.06 (other than in reliance on clause (j) thereof); (2) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (a) any Disposition otherwise permitted under this Section 6.07 (other than clause (a), clause (b) or this clause (c)) or (b) any Investment permitted under Section 6.06; and (3) the Borrower or any Subsidiary may be converted into another form of entity, in each case, so long as such conversion does not adversely affect the value of the Loan Guaranty or the Collateral, taken as a whole;

(d)                [reserved];

(e)                any Disposition (i) by a Subsidiary of Holdings that is not a Loan Party to any Loan Party, the Borrower or Holdings or to any other Subsidiary of Holdings that is not Loan Party and (ii) by the Borrower or any Loan Party to any Subsidiary that is not a Loan Party made in good faith and in the ordinary course of business; provided, that, in the case of this clause (ii), (x) no Event of Default has occurred and is continuing as of the time thereof, or would result therefrom, and (y) since the Closing Date, the aggregate amount of such Dispositions, together with the aggregate amount of all Investments by a Loan Party in any Subsidiary that is not a Loan Party, does not exceed $25,000,000 in the aggregate;

(f)                 Dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(g)                (i) Dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of the Borrower, is (1) no longer useful in its business (or in the business of any Subsidiary of the Borrower, or (2) otherwise economically impracticable to maintain, and (ii) Dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use and, in the good faith judgment of the Borrower, are not expected to be useful in its business, or are held for sale, or closed;

(h)                Dispositions of Cash and/or Cash Equivalents or other assets that were Cash and/or Cash Equivalents when the relevant original Investment was made;

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(i)                 Dispositions that constitute Investments permitted pursuant to Section 6.06 (other than Section 6.06(j)), Permitted Liens, Restricted Payments permitted by Section 6.04(a) (other than Section 6.04(a)(ix));

(j)                 other Dispositions; provided that (a) the consideration Holdings or any Subsidiary receives for such Disposition is not less than the Fair Market Value of the assets sold, (b) at least (i) 50% of the consideration Holdings or such Subsidiary receives in respect of such Disposition consists of Cash and (ii) 75% of the consideration Holdings or such Subsidiary receives in respect of such Disposition consists of a combination of Cash and Cash Equivalents; provided that for purposes of the requirement in this clause (b)(ii), (w) the amount of any Indebtedness or other liabilities (other than Indebtedness or other liabilities that are subordinated in right of payment to the Obligations or that are owed to Holdings or any Subsidiary) of Holdings or any Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which Holdings and/or its applicable Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any Replacement Assets acquired in connection with such Disposition, (y) any Securities received by Holdings or any Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $50,000,000, in each case, shall be deemed to be Cash Equivalents); provided that this clause (b) shall not apply to (A) any Disposition in the form of Sale and Lease-Back Transactions permitted under Section 6.08 or (B) any Dispositions made to comply with any order or other directive of any Governmental Authority or any Requirements of Law, (c) as of the time of such Disposition, no Event of Default has occurred and is continuing, or would result therefrom; and (d) in the case of any Sale and Lease-Back Transaction, such Sale and Lease-Back Transaction is permitted by and otherwise in accordance with Section 6.08;

(k)                any Disposition of property if, but solely to the extent that, (1) the property subject to such Disposition is exchanged for credit against the purchase price of similar replacement property, and such replacement property is purchased (or a binding commitment with respect thereto is entered into) on or about the same time as such Disposition is consummated, or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of similar replacement property; provided, that, if the property being disposed of is owned by any Loan Party, the replacement property shall also be owned by a Loan Party;

(l)                 Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangements between joint venture or similar parties set forth in the relevant joint venture arrangements and/or similar binding arrangements;

(m)              Dispositions of notes receivable or accounts receivable to any Person (other than any Affiliate of the Borrower) at Fair Market Value, and in the ordinary course of business (including any discount and/or forgiveness thereof) or in connection with the collection or compromise thereof, or pursuant to any Permitted Receivables Financing; provided, that, (x) such Dispositions are made pursuant to arm’s length transactions entered into in good faith, on market terms, and on a non-recourse basis, (y) the aggregate Fair Market Value of all property and assets disposed of in reliance on this clause shall not exceed $50,000,000 in any fiscal year, and (z) no Event of Default shall have occurred and be continuing as of the time of such Disposition, or would result therefrom (any Disposition permitted hereunder, a “Permitted Receivables Disposition”);

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(n)                Dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the Dispositions or terminations of which (i) do not materially interfere with the business of the Borrower and its Subsidiaries or (ii) relate to closed facilities or the discontinuation of any product line;

(o)                any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(p)                Dispositions of property subject to foreclosure, expropriation, forced disposition, casualty, eminent domain or condemnation proceedings (including in lieu thereof of any similar proceeding);

(q)                any issuance of Capital Stock by a Subsidiary to Holdings or to another Subsidiary or to a minority shareholder, in each case, if and to the extent required by applicable Requirements of Law or the terms of any license or concession, binding on such Subsidiary and entered into in good faith and in the ordinary course of business;

(r)                 exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for Fair Market Value (as determined by the Borrower in good faith) for like property or assets; provided that upon the consummation of any such exchange or swap by any Loan Party, to the extent the property received does not constitute an Excluded Asset, the Collateral Agent has a perfected Lien with the same priority as the Lien held on the property or assets so exchanged or swapped;

(s)                 [reserved];

(t)                 (i) licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or IP Rights of Holdings or any Subsidiary in the ordinary course of business, (ii) Dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations, or applications for issuances or registrations, of IP Rights, in each case, which, in the good faith determination of the Borrower, are not material to the conduct of the business of the Borrower or its Subsidiaries, or are no longer economical to maintain in light of its use and (iii) Dispositions of any technology, intellectual property or other IP Rights of Holdings or any Subsidiary involving their customers in the ordinary course of business;

(u)                terminations or unwinds of Derivative Transactions

(v)                Dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business, in each case, for reasonably equivalent value;

(w)              Disposition of assets (except Material IP) made in good faith and for purposes of charitable contributions or similar gifts, if and to the extent such assets are not material to the ability of the Borrower or any Subsidiary to conduct its business in the ordinary course;

(x)                Dispositions made to comply with any order or other directive of any Governmental Authority or any applicable Requirement of Law;

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(y)                Issuance by Holdings and its Subsidiaries of directors’ qualifying shares and shares issued to foreign nationals, in each case as required by applicable Requirements of Law;

(z)                Dispositions pursuant to any netting arrangement of accounts receivable between or among Holdings and its Subsidiaries or among Subsidiaries of Holdings, in each case, made in the ordinary course of business; and

(aa)             Dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under Section 6.04(a); provided that any Disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under Section 6.04(a).

To the extent that any Collateral is Disposed of as expressly permitted by this Section 6.07 to any Person other than a Loan Party, such Collateral shall automatically be sold free and clear of the Liens created by the Loan Documents (which Liens shall be automatically released upon the consummation of such Disposition) and the Administrative Agent shall be authorized to take, and shall take, any actions reasonably requested by the Borrower in order to effect the foregoing.

Section 6.08.          Sale and Lease-Back Transactions. Holdings shall not and shall not permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which Holdings or the relevant Subsidiary (i) has sold or transferred or is to sell or to transfer to any other Person (other than Holdings or any of its Subsidiaries) and (ii) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by Holdings or such Subsidiary to any Person (other than Holdings or any of its Subsidiaries) in connection with such lease (such a transaction described herein a “Sale and Lease-Back Transaction”); provided that (a) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of Towers and other infrastructure equipment owned by Holdings or any of its Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems and related assets, and (b) other Sale and Lease-Back Transactions, including, without limitation, related to fiber networks, shall be permitted so long as the aggregate principal amount of Indebtedness resulting from such Sale and Lease-Back Transactions (if any) made pursuant to this clause (B) does not exceed $50,000,000 outstanding at any one time; provided that no Event of Default has occurred and is continuing or would result therefrom and; provided, further, that any Net Proceeds therefrom shall be deemed to be Subject Proceeds.

Section 6.09.          Transactions with Affiliates. Holdings shall not, nor shall it permit any of its Subsidiaries to, enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be) in excess of $5,000,000 in any individual transaction or series of related transactions with any of their respective Affiliates unless (1) such transaction is approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be; and (2) in the case of a transaction or series of related transactions involving payments or assets with a Fair Market Value in excess of $20,000,000 (as reasonably determined by the board of directors (or equivalent governing body) of Holdings or the applicable Subsidiary, as the case may be), Holdings must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to Holdings and its Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to Holdings and its Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person

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who was not an Affiliate; provided, that neither board approval nor a fairness opinion shall be required with respect to (x) Restricted Payments on account of this Agreement or the 2027 Senior Secured Indenture (or amendments to the documents relating to such Indebtedness) that are otherwise permitted under and effectuated in accordance with this Agreement or (y) transactions under, and effectuated in accordance with joint venture agreements and services agreements as in effect on the Closing Date. No later than 5 Business Days prior to Holdings or any of its Subsidiaries entering into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payments or assets with a Fair Market Value of Holdings or the applicable Subsidiary, as the case may be, in excess of $10,000,000 in any individual transaction or series of related transactions with any of their respective Affiliates, the Borrower shall deliver an Officer’s Certificate to the Administrative Agent setting forth the basis for Holdings’ determination that such proposed transaction is permitted by this Agreement; provided, however, that this clause shall not apply to (x) ordinary course transactions with Affiliates otherwise permitted by this Agreement, (y) Restricted Payments on account of this Agreement or the 2027 Senior Secured Indenture (or amendments to the documents relating to such Indebtedness) that are otherwise permitted under and effectuated in accordance with this Agreement, and (z) transactions under, and effectuated in accordance with joint venture agreements and services agreements as in effect on the Closing Date case so long as the Fair Market Value of such transaction or series of transactions does not exceed $40,000,000; provided that the foregoing restriction shall not apply to:

(a)                any transaction between or among Holdings and/or one or more Subsidiaries (or any entity that becomes a Subsidiary as a result of such transaction) to the extent permitted or not restricted by this Agreement;

(b)                any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company or of the Borrower or any Subsidiary;

(c)                provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of Holdings and the allocation of the cost of such services and of overhead and corporate group costs among Holdings and its Subsidiaries consistent with IFRS and Holdings’ accounting policies generally applied;

(d)                (i) transactions permitted by Sections 6.01(d) and (m), 6.04 and 6.06(m), (o), (t), (y), (z), (aa), (cc), (ee), (ff) and (gg) and (ii) issuances of Capital Stock and issuances and incurrences of Indebtedness not restricted by this Agreement;

(e)                transactions in existence on the Closing Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (i) materially adverse to the Lenders or (ii) more disadvantageous to the Lenders than the relevant transaction in existence on the Closing Date;

(f)                 any payments pursuant to a tax sharing agreement between Holdings and any other Person with which Holdings files a consolidated tax return or with which Holdings is part of a consolidated group for tax purposes;

(g)                the Transactions, including the payment of Transaction Costs;

(h)                Guarantees permitted by Section 6.01 or Section 6.06;

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(i)                 loans and other transactions among the Loan Parties to the extent permitted under this Article 6;

(j)                 customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as Holdings’ board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(k)                the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement; and

(l)                 (i) any purchase by Holdings or any Parent Company of the Capital Stock of (or contribution to the equity capital of) the Borrower and (ii) any intercompany loans made by Holdings to the Borrower or any Subsidiary.

Section 6.10.          Limitation on Activities of Holdings and the Co-Borrower.

(a)       Holdings shall not (i) engage in any material activities or hold any material assets other than holding the Capital Stock of the Borrower and those activities incidental thereto, (ii) incur any Indebtedness or liabilities other than Indebtedness and liabilities relating its obligations under the 2027 SSNs, its guarantee of the Obligations and any other Indebtedness of the Borrower or any of its Subsidiaries, and any other obligations or liabilities incidental to its activities as a holding company, to the extent permitted pursuant to this Agreement (including under Section 6.01), and (iii) engage in any other activity, take any action or permit the occurrence of anything that is otherwise restricted or limited under this Agreement.

(b)       The Co-Borrower shall not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (a) the issuance of its Capital Stock to the Borrower or any Wholly-Owned Subsidiary of the Borrower, (b) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Obligations and the 2027 SSNs and (c) activities incidental thereto.

Section 6.11.          Limitation on Dividends and Other Payment Restrictions. Holdings shall not, and shall not permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Indebtedness owed to the Borrower or any other Subsidiary;

(c)	make loans or advances to the Borrower or any other Subsidiary; or

(d)	transfer any of its properties or assets to the Borrower or any other Subsidiary.

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(2)       The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the 2027 SSNs, the 2027 Senior Secured Indenture and the security documents related thereto, this Agreement and the Loan Documents;

(b)	any encumbrances or restrictions imposed by any Indebtedness of any Parent Company outstanding on the Closing Date, or the New Take-Back Notes, or created under any agreements with respect to Indebtedness of the Borrower or a Subsidiary permitted to be incurred subsequent to the date of this Agreement pursuant to Section 6.01; provided that such agreements (i) do not prohibit the payment of principal and interest with respect to the Initial Term Loans or the Guarantees when due; (ii) will not, in the good faith judgment of the Borrower, be likely to adversely affect the ability of the Borrower to make principal and interest payments on the Initial Term Loans when due; or (iii) are not materially more restrictive than those in the 2027 Senior Secured Indenture;

(c)	encumbrances or restrictions contained in any agreements in effect on the date of this Agreement (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Borrower or any Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Borrower or any Subsidiary in an acquisition that is otherwise permitted under this Agreement, but solely if and to the extent in effect at the time of such acquisition (but not created in contemplation of such acquisition or of circumventing any requirements under this Agreement), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by Section 6.07 covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Borrower’s Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien, to the extent set forth in the security document governing such Lien that is in effect in accordance with this Agreement;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c);

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provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the Lenders, than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or Disposition of assets or property in joint venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business in accordance with this Agreement;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements in effect in accordance with this Agreement; or

(n) provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by the Borrower and its Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business and in accordance with this Agreement (in which case such restriction shall relate only to such intellectual property).

Section 6.12.          Amendments or Waivers of Organizational Documents. The Borrower and Holdings shall not, nor shall they permit any Loan Party to, amend or modify their respective Organizational Documents or change the Loan Parties’ jurisdiction of organization, in a manner that is materially adverse to the Lenders (in their capacities as such); provided that, for purposes of clarity, it is understood and agreed that the Borrower and/or any Loan Party may effect a change to its respective organizational form and/or consummate any other transaction that is permitted under Section 6.07 or that is done in accordance with the RSA on the RSA Effective Date; provided, further that, copies of such permitted amendments shall be provided to the Administrative Agent within 5 Business Days of such amendments. Any amendment that changes the jurisdiction of organization of any Loan Party, which require 10 Business Day prior written notice to the Administrative Agent.

Article 7            EVENTS OF DEFAULT

Section 7.01.          Events of Default. If any of the following events (each, an “Event of Default”) shall occur:

(a)                Failure To Make Payments When Due. Failure by the Borrower to pay (i) any installment of principal of any Loan when due, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; (ii) any interest on any Loan within five Business Days after the date due; or (iii) any fee or other amount due hereunder within ten Business Days after the applicable due date; or

(b)                Default in Other Agreements. (i) Failure by Holdings or any of its Subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness referred to in clause (a) above) with an aggregate outstanding principal amount exceeding the Threshold Amount, in each case beyond the applicable notice period and

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grace period, if any, provided therefor; or (ii) breach or default by Holdings or any of its Subsidiaries with respect to any other term of (A) one or more items of Indebtedness with an aggregate outstanding principal amount exceeding the Threshold Amount or (B) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness (other than, for the avoidance of doubt, with respect to Indebtedness consisting of Hedging Obligations, termination events or equivalent events pursuant to the terms of the relevant Hedge Agreement which are not the result of any default thereunder by any Loan Party or any Subsidiary), in each case beyond the applicable notice period and grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, such Indebtedness to become or be declared due and payable (or redeemable) or require that an offer to repurchase, prepay, defease or redeem such Indebtedness be made prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; provided that clause (ii) of this paragraph (b) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property securing such Indebtedness if such sale or transfer is permitted hereunder; provided, further, that (x) with respect to any breach or default referred to in clause (ii) above with respect to a financial covenant in any such Indebtedness, such breach or default shall only constitute an Event of Default if such breach or default has resulted in the acceleration of such Indebtedness and the termination of commitments thereunder and (y) any failure described under clauses (i) or (ii) above is unremedied and is not waived by the holders of such Indebtedness prior to any termination of the Commitments or acceleration of the Loans pursuant to this Article 7; or

(c)                Breach of Certain Covenants. Failure of any Loan Party, as required by the relevant provision, to perform or comply with any term or condition contained in Section 5.01(a), Section 5.01(b), Section 5.01(e)(i) (provided that, the delivery of a notice of Event of Default at any time, unless a Responsible Officer of such Loan Party had knowledge thereof, or the curing of the underlying Event of Default, will in each case cure such Event of Default arising from the failure to timely deliver such notice of Event of Default), Section 5.02 (as it applies to the preservation of the existence of Holdings and the Borrower) or Article 6; or

(d)                Breach of Representations, Etc. Any representation, warranty or certification made or deemed made by any Loan Party in any Loan Document or in any certificate required to be delivered in connection herewith or therewith shall be untrue in any material respect as of the date made or deemed made; or

(e)                Other Defaults Under Loan Documents. Default by Holdings or any of its Subsidiaries in the performance of or compliance with any term contained herein or in any of the other Loan Documents, other than any such term referred to in any other Section of this Article 7, which default has not been remedied or waived within 60 days after receipt by the Borrower of written notice thereof from the Administrative Agent; or

(f)                 Involuntary Bankruptcy; Appointment of Receiver, Etc. (i) The entry by a court of competent jurisdiction of a decree or order for relief in respect of Holdings or any of its Significant Subsidiaries in an involuntary case under any Debtor Relief Law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal, state or local law, which relief is not stayed; or (ii) the commencement of an involuntary case against Holdings or any of its Significant Subsidiaries under any Debtor Relief Law; the entry by a court having jurisdiction in the premises of a decree or order for the appointment of a receiver, receiver and manager, (preliminary) insolvency receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Holdings or any of its Significant Subsidiaries, or over all or a substantial part of its property; or the involuntary appointment of an interim receiver, trustee or other custodian of Holdings or any of its

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Significant Subsidiaries for all or a substantial part of its property, which remains, in any case under this clause (f), undismissed, unvacated, unbonded or unstayed pending appeal for 60 consecutive days; or

(g)                Voluntary Bankruptcy; Appointment of Receiver, Etc. (i) The entry against Holdings or any of its Significant Subsidiaries of an order for relief, the commencement by Holdings or any of its Significant Subsidiaries of a voluntary case under any Debtor Relief Law, or the consent by Holdings or any of its Significant Subsidiaries to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case, under any Debtor Relief Law, or the consent by Holdings or any of its Significant Subsidiaries to the appointment of or taking possession by a receiver, receiver and manager, trustee or other custodian for all or a substantial part of its property; (ii) the making by Holdings or any of its Significant Subsidiaries of a general assignment for the benefit of creditors; or (iii) the admission by Holdings or any of its Significant Subsidiaries in writing of their inability to pay their respective debts as such debts become due; or

(h)                Judgments and Attachments. The entry or filing of one or more final money judgments, writs or warrants of attachment or similar process against Holdings or any of its Significant Subsidiaries or any of their respective assets involving in the aggregate at any time an amount in excess of the Threshold Amount (in either case to the extent not adequately covered by indemnity from a third party as to which the indemnifying party has been notified and not denied its indemnification obligations, self-insurance (if applicable) or insurance as to which the relevant third party insurance company has been notified and not denied coverage), which judgment, writ, warrant or similar process remains unpaid, undischarged, unvacated, unbonded or unstayed pending appeal for a period of 60 consecutive days; or

(i)                 Change of Control. The occurrence of a Change of Control; or

(j)                 Guaranties, Collateral Documents and Other Loan Documents. At any time after the execution and delivery thereof (i) any material portion of the Guarantees for any reason ceasing to be in full force and effect (other than in accordance with its terms or the terms of any other Loan Document (including, for the avoidance of doubt, the provisions of Section 9.22(c)) or as a result of the occurrence of the Termination Date) or being declared by a court of competent jurisdiction to be null and void or the repudiation in writing by any Loan Party of its obligations thereunder (other than as a result of the discharge of such Loan Party in accordance with the terms thereof), (ii) this Agreement or any material Collateral Document ceasing to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof, the occurrence of the Termination Date or any other termination of such Collateral Document in accordance with the terms thereof) or being declared by a court of competent jurisdiction to be null and void, (iii) any Lien purported to be created under any Collateral Document (x) shall cease to be, or (y) shall be asserted by any Loan Party not to be, a valid and perfected Lien on any material portion of the Collateral, except as a result of the failure of the Administrative Agent to instruct the Collateral Agent or the failure of any Secured Party to take any action within its control, or (iv) other than in any bona fide, good faith dispute as to the scope of Collateral or whether any Lien has been, or is required to be released, the contesting by any Loan Party of the validity or enforceability of any material provision of any Loan Document in writing or denial by any Loan Party in writing that it has any further liability (other than by reason of the occurrence of the Termination Date or any other termination of any other Loan Document in accordance with the terms thereof), including with respect to future advances by the Lenders, under any Loan Document to which it is a party; it being understood and agreed that the failure of the Administrative Agent or the Collateral Agent to maintain possession of any Collateral actually delivered to it or file any UCC (or equivalent) continuation statement shall not result in an Event of Default under this clause  (j); or

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(k)                Subordination. The Obligations ceasing or the assertion in writing by any Loan Party that the Obligations cease to constitute senior indebtedness under the subordination provisions of any document or instrument evidencing any permitted Junior Indebtedness in excess of $25,000,000 or any such subordination provision being invalidated by a court of competent jurisdiction or otherwise ceasing, for any reason, to be valid, binding and enforceable obligations of the parties thereto; or

(l)                 Certain Governmental Actions. (i) Any Governmental Authority having the power to do so shall have taken, authorized or ratified any action or series of actions for the appropriation, requisition, condemnation, confiscation, expropriation or nationalization of all or substantially all of the assets of (x) Holdings and its Subsidiaries taken as a whole or (y) any Subsidiary; (ii) the central bank with respect to a Serviced Country (or other Person performing functions of a similar nature in such country) shall fail to exchange or to approve or permit the exchange of the Applicable Local Currency for Dollars; (iii) Dollars shall become unavailable in any legal exchange market in any Serviced Country in accordance with normal commercial practice; (iv) any Governmental Authority shall have taken any action that has the effect of restricting exchange or transfer of the Applicable Local Currency for Dollars outside any Serviced Country; (v) any Governmental Authority shall have declared a banking moratorium or any suspension of payments by banks in any Serviced Country or shall have imposed any moratorium on the required rescheduling of or required approval of the payment of any indebtedness in any Serviced Country or (vi) the applicable Governmental Authority regulating the provisioning of Services in such Serviced Country revokes, rescinds or otherwise subsequently rejects all or any material provision of a letter from such Governmental Authority addressed to the Collateral Agent or Administrative Agent relating to the security interests created pursuant to, and other matters under, the Loan Documents, in the case of each of clauses (i) through (vi), if such action or series of actions shall have resulted, or would reasonably be expected to result, in a Material Adverse Effect; or

(m)              the occurrence of any default under the CoC Steps Plan caused by Holdings, any Affiliate thereof, or any of its Subsidiaries, or DOB to the extent that (after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof) the same permits any party to the RSA that is a Lender to exercise any rights or remedies described in the RSA with respect to the CoC Steps Plan, including, if required by the CoC Steps Plan, the failure to use commercially reasonable efforts to facilitate the transfer of certain carve-out assets of entities controlled by DOB after the Closing Date to Holdings, the Borrower and the Subsidiary Guarantors, or the failure to take any other action required by the CoC Steps Plan, in each case, after giving effect to any applicable grace periods, waivers, extensions or other modifications to the CoC Steps Plan made in accordance with the terms thereof; or

(n)                (i) the breach by DHL of any covenant or obligation in the Exit Preferred Shares, after giving effect to any applicable grace period, waiver or modification thereunder set forth in the Exit Preferred Shares, (ii) any failure by DHL to promptly contribute, or cause to be contributed, to DL within three Business Days of the satisfaction of the Cash Cap Condition, all proceeds received by DHL in respect of the Specified Intercompany Loans, or (iii) any breach by Holdings or any of its Subsidiaries of the obligation to cause Specified Intercompany Loans contributed to any of them to be pledged as Collateral as required hereunder, and, in each case under clause (i) and clause (iii), such breach or failure continues for a period of 3 business days or more after the receipt of written notice by the Required Lenders;

then, (A) upon the occurrence of any Event of Default (other than an Event of Default described in clause (f) or (g) of this Article with respect to Holdings and the Borrower), the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take any of the following actions, at the same or different times: (x) declare the Loans then outstanding to be due and payable in whole, together with accrued interest thereon and all fees and other Obligations accrued hereunder, shall become due and

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payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by Loan Parties and (B) upon the occurrence of an event with respect to Holdings or the Borrower described in clause (f) or (g) of this Article, any Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties, in each case without further action of the Administrative Agent or any Lender;

Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the UCC.

Article 8            THE ADMINISTRATIVE AGENT

The Lenders, on behalf of itself and its applicable Affiliates and in their respective capacities as such and as Secured Parties in respect of any Secured Hedging Obligations or Banking Services Obligations, as applicable, hereby irrevocably appoints WSFS (or any successor appointed pursuant hereto) as Administrative Agent and hereby appoints WSFS as a Collateral Agent, and hereby further authorizes the Administrative Agent and each Collateral Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Administrative Agent and such Collateral Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

Any Person serving as Administrative Agent or Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent or a Collateral Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated, unless the context otherwise requires or unless such Person is in fact not a Lender, include each Person serving as Administrative Agent or Collateral Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Loan Party or any subsidiary of any Loan Party or other Affiliate thereof as if it were not the Administrative Agent or a Collateral Agent hereunder. The Lenders acknowledge that, pursuant to such activities, the Administrative Agent, each Collateral Agent or their respective Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that neither the Administrative Agent nor any Collateral Agent shall be under any obligation to provide such information to them.

Neither the Administrative Agent nor any Collateral Agent shall have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) neither the Administrative Agent nor any Collateral Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default exists, and the use of the term “agent” herein and in the other Loan Documents with reference to the Administrative Agent or any Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Requirements of Law; it being understood that such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties, (b) neither the Administrative Agent nor any Collateral Agent shall have any duty to take any discretionary action or exercise any discretionary power, except (i) in the case of the Administrative Agent, those discretionary rights and powers that are expressly contemplated by the Loan Documents and which the Administrative Agent is required to exercise in writing as directed by the

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Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the relevant circumstances as provided in Section 9.02) and (ii) in the case of a Collateral Agent, those rights and powers that are expressly contemplated by the Loan Documents and which such Collateral Agent is required to exercise in writing as directed by the Administrative Agent; provided that neither the Administrative Agent nor any Collateral Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent or such Collateral Agent, as the case may be, to liability or that is contrary to any Loan Document or applicable Requirements of Law, and (c) except as expressly set forth in the Loan Documents, neither the Administrative Agent nor any Collateral Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Holdings, the Borrower or any of its Subsidiaries that is communicated to or obtained by any Person serving as Administrative Agent or Collateral Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable to the Lenders or any other Secured Party for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent or such Collateral Agent, as the case may be, shall believe in good faith shall be necessary, under the relevant circumstances as provided in Section 9.02) or in the absence of its own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders. No Collateral Agent shall be liable to the Lenders or any other Secured Party for any action taken or not taken by it with the consent or at the request of the Administrative Agent, or as or such Collateral Agent shall believe in good faith shall be necessary or in the absence of its own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and Secured Parties. Neither the Administrative Agent nor any Collateral Agent shall be deemed to have knowledge of any Default or Event of Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or any Lender and the Administrative Agent provides separate written notice to a Collateral Agent, and neither the Administrative Agent nor any Collateral Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any covenant, agreement or other term or condition set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, maintenance, perfection or priority of any Lien on the Collateral or the existence, value or sufficiency of the Collateral, (vi) the satisfaction of any condition set forth in Article 4 or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or such Collateral Agent, as the case may be, or (vii) any property, book or record of any Loan Party or any Affiliate thereof.

Neither the Administrative Agent nor the Collateral Agent shall be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions by any other Lender.  Without limiting the generality of the foregoing, neither the Administrative Agent nor the Collateral Agent shall (x) be obligated to ascertain, monitor or inquire as to whether any other Lender or participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Institution by any other Lender.

Each Lender agrees that, except with the written consent of the Administrative Agent, it will not take any enforcement action hereunder or under any other Loan Document, accelerate the Obligations under any Loan Document, or exercise any right that it might otherwise have under applicable law or otherwise to credit bid at any foreclosure sale, UCC sale, any sale under Section 363 of the Bankruptcy Code or other

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similar Dispositions of Collateral. Notwithstanding the foregoing, however, except as otherwise expressly limited herein, a Lender may take action to preserve or enforce its rights against a Loan Party where a deadline or limitation period is applicable that would, absent such action, bar enforcement of the Obligations held by such Lender, including the filing of a proof of claim in a case under the Bankruptcy Code.

Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, the Borrower, the Administrative Agent, the Collateral Agents and each other Secured Party agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Loan Guaranty; it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by the Administrative Agent and each applicable Collateral Agent (at the written instruction of the Administrative Agent) on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the other Loan Documents may be exercised solely by the Administrative Agent and each applicable Collateral Agent (at the written instruction of the Administrative Agent) and (ii) in the event of a foreclosure by the Administrative Agent or any Collateral Agent (at the written instruction of the Administrative Agent) on any of the Collateral pursuant to a public or private sale or in the event of any other Disposition (including pursuant to Section 363 of the Bankruptcy Code), (A) the Administrative Agent and such Collateral Agent, each in its capacity as agent for and representative of the Secured Parties and, in the case of a Collateral Agent at the written instruction of the Administrative Agent, shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such sale, to use and apply all or any portion of the Obligations as a credit on account of the purchase price for any Collateral payable by the Administrative Agent or such Collateral Agent at such Disposition and (B) the Administrative Agent, any applicable Collateral Agent (at the written instruction of the Administrative Agent) or any Lender may be the purchaser or licensor of all or any portion of such Collateral at any such Disposition.

No holder of any Secured Hedging Obligation or Banking Services Obligation in its respective capacity as such shall have any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under this Agreement.

Each of the Lenders hereby irrevocably authorizes (and by entering into a Hedge Agreement with respect to any Secured Hedging Obligation and/or by entering into documentation in connection with any Banking Services Obligation, each of the other Secured Parties hereby authorizes and shall be deemed to authorize) the Administrative Agent and each Collateral Agent, on behalf of all Secured Parties, to take any of the following actions upon the instruction of the Required Lenders, subject to the provisions of any Acceptable Intercreditor Agreement, in effect:

(c)                consent to the Disposition of all or any portion of the Collateral free and clear of the Liens securing the Secured Obligations in connection with any Disposition pursuant to the applicable provisions of the Bankruptcy Code (or other applicable Debtor Relief Law), including Section 363 thereof;

(b)                credit bid all or any portion of the Secured Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any Disposition of all or any portion of the Collateral pursuant to the applicable provisions of the Bankruptcy Code (or other applicable Debtor Relief Law), including under Section 363 thereof;

(c)                credit bid all or any portion of the Secured Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any Disposition of all or any portion of the Collateral pursuant to the applicable provisions

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of the UCC (or other applicable Debtor Relief Law), including pursuant to Sections 9-610 or 9-620 of the UCC;

(d)                credit bid all or any portion of the Secured Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any foreclosure or other Disposition conducted in accordance with applicable law following the occurrence of an Event of Default, including by power of sale, judicial action or otherwise; and/or

(e)                estimate the amount of any contingent or unliquidated Secured Obligations of such Lender or other Secured Party;

it being understood that no Lender shall be required to fund any new amount in connection with any purchase of all or any portion of the Collateral by the Administrative Agent or any Collateral Agent pursuant to the foregoing clauses (b), (c) or (d) without its prior written consent.

Each Secured Party agrees that neither the Administrative Agent nor any Collateral Agent is under any obligation to credit bid any part of the Secured Obligations or to purchase or retain or acquire any portion of the Collateral; provided that, in connection with any credit bid or purchase described under clauses (b), (c) or (d) of the preceding paragraph, the Secured Obligations owed to all of the Secured Parties (other than with respect to contingent or unliquidated liabilities as set forth in the next succeeding paragraph) may be, and shall be, credit bid by the Administrative Agent or the applicable Collateral Agent on a ratable basis. For the avoidance of doubt, nothing in this Article 8 shall limit any rights of Holdings or its Subsidiaries under Section 363(k) of the Bankruptcy Code (or other applicable Debtor Relief Law).

With respect to each contingent or unliquidated claim that is a Secured Obligation, the Administrative Agent and each Collateral Agent (in all cases, only at the written instruction of the Administrative Agent) is hereby authorized by the Secured Parties, but is not required, to estimate the amount thereof for purposes of any credit bid or purchase described in the second preceding paragraph so long as the estimation of the amount or liquidation of such claim would not unduly delay the ability of the Administrative Agent or the applicable Collateral Agent to credit bid the Secured Obligations or purchase the Collateral in the relevant Disposition. In the event that the Administrative Agent in its sole and absolute discretion or the applicable Collateral Agent (at the written instruction of the Administrative Agent), elects not to estimate any such contingent or unliquidated claim or any such claim cannot be estimated without unduly delaying the ability of the Administrative Agent or such Collateral Agent to consummate any credit bid or purchase in accordance with the second preceding paragraph, then any contingent or unliquidated claims not so estimated shall be disregarded, shall not be credit bid, and shall not be entitled to any interest in the portion or the entirety of the Collateral purchased by means of such credit bid.

Each Secured Party whose Secured Obligations are credit bid under clauses (b), (c) or (d) of the third preceding paragraph shall be entitled to receive interests in the Collateral or any other asset acquired in connection with such credit bid (or in the Capital Stock of the acquisition vehicle or vehicles that are used to consummate such acquisition) on a ratable basis in accordance with the percentage obtained by dividing (x) the amount of the Secured Obligations of such Secured Party that were credit bid in such credit bid or other Disposition, by (y) the aggregate amount of all Secured Obligations that were credit bid in such credit bid or other Disposition.

In addition, in case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, each Secured Party agrees that the Administrative Agent (irrespective of whether the principal of any Loan is then due and payable as herein expressed or by

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declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)                 to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Administrative Agent and the Collateral Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Administrative Agent, the Collateral Agents and their respective agents and counsel and all other amounts to the extent due to the Lenders, the Administrative Agent and the Collateral Agents under Sections 2.12 and 9.03) allowed in such judicial proceeding; and

(ii)               to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same.

Any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent consents to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amount due to the Administrative Agent under Sections 2.12 and 9.03.

Nothing contained herein shall be deemed to authorize the Administrative Agent or any Collateral Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent or any Collateral Agent to vote in respect of the claim of any Lender in any such proceeding.

The Administrative Agent and each Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent and each Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent has received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent and each Collateral Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent and each Collateral Agent may perform any and all of its duties and exercise its rights and powers by or through any one or more sub-agents (including but not limited to one or more co-collateral agents) appointed by it. The Administrative Agent, the Collateral Agents and any such sub-agent may perform any and all of their respective duties and exercise their respective rights and powers

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through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent, the Collateral Agents and any such sub-agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Administrative Agent and the Collateral Agents.

The Administrative Agent or the Collateral Agent may resign at any time by giving notice to the Lenders and the Borrower, and in the case of a Collateral Agent's resignation, to the Administrative Agent. If the Person who is serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, upon thirty days’ prior written notice to the Borrower and such Person, remove such Person as Administrative Agent. Upon receipt of any such notice of resignation or delivery of any such notice of removal, the Required Lenders shall have the right, with the consent of the Borrower (not to be unreasonably withheld or delayed), to appoint a successor Administrative Agent or Collateral Agent, as applicable; provided that during the existence and continuation of an Event of Default under Section 7.01(a), or with respect to Holdings or the Borrower, Section 7.01(f) or (g), no consent of the Borrower shall be required. If no successor shall have been appointed as provided above and accepted such appointment within thirty days after the retiring Administrative Agent or Collateral Agent gives notice of its resignation or the Administrative Agent or Collateral Agent receives notice of removal (or in each case, such earlier day as shall be agreed by the Required Lenders) (such date, the “Resignation Effective Date”), then (a) (i) in the case of a retirement of the Administrative Agent, the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent (including, for the avoidance of doubt, consent of the Borrower) and (ii) in the case of a retirement of a Collateral Agent, the retiring Collateral Agent shall appoint a successor Collateral Agent with the written consent of the Administrative Agent, or (b) (i) in the case of a removal of the Administrative Agent, the Borrower may, after consulting with the Required Lenders, appoint a successor Administrative Agent, and (ii) in the case of a removal of a Collateral Agent, the Administrative Agent shall appoint a successor Collateral Agent,; provided that (x) in the case of a retirement, if the Administrative Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment as successor Administrative Agent or Collateral Agent or (y) in the case of a removal, the Borrower notifies the Required Lenders that no qualifying Person has accepted such appointment as successor Administrative Agent or Collateral Agent, then, in each case, such resignation or removal shall nonetheless become effective in accordance with such notice on the Resignation Effective Date and (i) the retiring or removed Administrative Agent or Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent in its capacity as collateral agent for the Secured Parties for perfection purposes, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (ii) except for any indemnity payments owed to the retiring or removed Administrative Agent or Collateral Agent, as applicable, all payments, communications and determinations required to be made by, to or through the Administrative Agent or Collateral Agent, as applicable, shall instead be made by or to each Lender directly (and each Lender will cooperate with the Borrower to enable the Borrower to take such actions), until such time as the Required Lenders or the Borrower, as applicable, appoint a successor Administrative Agent or Collateral Agent, as provided for above in this Article 8. Upon the acceptance of its appointment as Administrative Agent or Collateral Agent, as applicable, hereunder as a successor Administrative Agent or successor Collateral Agent, as applicable, such successor Administrative Agent shall or successor Collateral Agent, as applicable, succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent or Collateral Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent or Collateral Agent), and the retiring or removed Administrative Agent, or retiring or removed Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder (other than its obligations under Section 9.13 hereof). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless

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otherwise agreed between the Borrower and such successor Administrative Agent. After the Administrative Agent’s or Collateral Agent's resignation or removal hereunder, the provisions of this Article and Section 9.03 shall continue in effect for the benefit of such retiring or removed Administrative Agent or Collateral Agent, as applicable, its sub-agents and their respective Related Parties in respect of any action taken or omitted to be taken by any of them while the relevant Person was acting as Administrative Agent or Collateral Agent, as applicable (including for this purpose holding any collateral security following the retirement or removal of the Administrative Agent or Collateral Agent, as applicable). Notwithstanding anything to the contrary herein, no Disqualified Institution (nor any Affiliate thereof) may be appointed as a successor Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, any other Lender, any Collateral Agent or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, any other Lender, any Collateral Agent or any of their respective Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent or any Collateral Agent herein, neither the Administrative Agent nor such Collateral Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of the Administrative Agent, such Collateral Agent or any of their respective Related Parties.

Each Secured Party irrevocably authorizes and instructs the Administrative Agent and the Administrative Agent shall instruct each Collateral Agent in writing to:

(a)                release any Lien on any property granted to or held by the Administrative Agent or such Collateral Agent under any Loan Document (i) upon the occurrence of the Termination Date, (ii) that is sold or to be sold or transferred as part of or in connection with any Disposition permitted under the Loan Documents to a Person that is not a Loan Party, (iii) constitutes (or becomes) an “Excluded Asset”, (iv) if the property subject to such Lien is owned by a Subsidiary Guarantor, upon the release of such Subsidiary Guarantor from its Loan Guaranty otherwise in accordance with the Loan Documents, (v) as required under clause (d) below or ~~(vi)~~(vi) if approved, authorized or ratified in writing by the Supermajority Required Lenders (or such other number or percentage of Lenders as shall be necessary under the relevant circumstances as provided in Section 9.02) in accordance with Section 9.02;

(c)                subject to Section 9.22, release any Subsidiary Guarantor from its obligations under the Loan Guaranty (i) if such Person ceases to be a Subsidiary (or becomes an Excluded Subsidiary as a result of a single transaction or series of related transactions or any event or other circumstance permitted hereunder); provided, that the release of any Subsidiary Guarantor from its obligations under the Loan Guaranty if such Subsidiary Guarantor becomes an Excluded Subsidiary of the type described in clause (a) of the definition thereof shall only be permitted if at the time such Guarantor becomes an Excluded Subsidiary of such type, after giving pro forma effect to such release and the consummation of the transaction that causes such Person to be an Excluded Subsidiary of such type, the Borrower is deemed to have made a new Investment in such Person for purposes of Section 6.06 (as if such Person were then newly acquired) in an amount equal to the portion of the fair market value of the net assets of such Person attributable to the Borrower’s equity interest therein as estimated by the Borrower in good faith and such

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Investment is permitted pursuant to Section 6.06 (other than Section 6.06(f)) at such time and/or (ii) upon the occurrence of the Termination Date;

(f)                 subordinate any Lien on any property granted to or held by the Administrative Agent or such Collateral Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.02(c), 6.02(d), Section 6.02(e), 6.02(f), 6.02(k), 6.02(l), 6.02(m), 6.02(n), 6.02(o), 6.02(q), Section 6.02(t), 6.02(v), 6.02(w)(i), 6.02(y), 6.02(z), 6.02(aa)(i) and (ii), 6.02(bb) and 6.02(cc) (and any Refinancing Indebtedness in respect of any thereof to the extent such Refinancing Indebtedness is permitted to be secured under Section 6.02(j)); and

(g)                enter into subordination, intercreditor, collateral trust and/or similar agreements (and any amendments thereof) with respect to Indebtedness (including the First Lien Intercreditor Agreement and any Acceptable Intercreditor Agreement and any amendment thereto) that is (i) required or permitted to be subordinated hereunder or pari passu with the Liens securing the Obligations and/or (ii) secured by Liens, and which Indebtedness contemplates an intercreditor, subordination, collateral trust or similar agreement which shall be reasonably satisfactory to the Administrative Agent (acting at the direction of the Required Lenders).

Upon the request of the Administrative Agent, at any time, the Supermajority Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate, or to instruct the Collateral Agent to release or subordinate, its interest in particular types or items of property, or to release, or to instruct the Collateral Agent to release, any Loan Party from its obligations under the Loan Guaranty or its Lien on any Collateral pursuant to this Article 8. In each case as specified in this Article 8, the Administrative Agent will (and each Lender hereby authorizes the Administrative Agent to, or to instruct the Collateral Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest therein, or to release such Loan Party from its obligations under the Loan Guaranty, in each case in accordance with the terms of the Loan Documents and this Article 8.

The Administrative Agent and each Collateral Agent is authorized to enter into the First Lien Intercreditor Agreement and any Acceptable Intercreditor Agreement and any other intercreditor, subordination, collateral trust or similar agreement contemplated hereby with respect to any (a) Indebtedness (i) that is (A) required or permitted to be subordinated hereunder or pari passu with the Liens securing the Obligations and/or (B) secured by Liens and (ii) with respect to which Indebtedness and/or Liens, this Agreement contemplates an intercreditor, subordination, collateral trust or similar agreement (any such other intercreditor, subordination, collateral trust and/or similar agreement, an “Additional Agreement”) and/or (b) Secured Hedging Obligations and/or Banking Services Obligations, whether or not constituting Indebtedness, and each Secured Party acknowledges that any Acceptable Intercreditor Agreement and any Additional Agreement is binding upon them. Each Secured Party hereby (a) consents to the subordination of the Liens on the Collateral securing the Secured Obligations on the terms set forth in the First Lien Intercreditor Agreement and any applicable Acceptable Intercreditor Agreement, (b) agrees that it will be bound by, and will not take any action contrary to, the provisions of the First Lien Intercreditor Agreement, any applicable Acceptable Intercreditor Agreement, or any Additional Agreement and (c) authorizes and instructs the Administrative Agent and each applicable Collateral Agent to enter into any Additional Agreement (including any Acceptable Intercreditor Agreement) and to subject the Liens on the Collateral securing the Secured Obligations to the provisions thereof. The foregoing provisions are intended as an inducement to the Secured Parties to extend credit to the Borrower, and the Secured Parties are intended third-party beneficiaries of such provisions and the provisions of the First Lien Intercreditor Agreement, any Acceptable Intercreditor Agreement and/or any other Additional Agreement.

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To the extent that the Administrative Agent or any Collateral Agent (or, in each case, any Affiliate thereof) is not reimbursed and indemnified by the Borrower in accordance with the terms of this Agreement, the Lenders will reimburse and indemnify the Administrative Agent or such Collateral Agent (and, in each case, any Affiliate thereof), as the case may be in proportion to their respective Applicable Percentages (determined as if there were no Defaulting Lenders) for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent or such Collateral Agent (or, in each case, any Affiliate thereof), as the case may be, in performing its duties hereunder or under any other Loan Document or in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or such Collateral Agent’s (or such affiliate’s) gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

Each counterparty to a Hedge Agreement that constitutes a Secured Hedging Obligation and each provider of Banking Services that constitutes Banking Services Obligations acknowledges and agrees that neither the Administrative Agent nor any Lender owes such Person, solely by virtue of its interest in Banking Services Obligations and Hedging Obligations, any duty under the Loan Documents (except that any payments in respect of the Obligations and proceeds of Collateral, in each case received by the Administrative Agent, shall be applied as provided in Section 2.18(b)) and such Person, solely by virtue of its interest in such Hedging Obligations, has no voting or consent rights under the Loan Documents (including Section 9.02).  The Administrative Agent shall be entitled to assume no amounts are due or owing in respect of Banking Services Obligations and Hedging Obligations to any Person with an interest in any Banking Services Obligations and Hedging Obligations unless such Person has provided a written certification (setting forth a reasonably detailed calculation) to the Administrative Agent as to the amounts that are due and owing to it and such written certification is received by the Administrative Agent a reasonable period of time prior to the making of any distribution pursuant to Section 2.18(b).  The Administrative Agent shall have no obligation to calculate the amount due and payable with respect to any Banking Services Obligations and Hedging Obligations, but may rely upon the written certification of the amount due and payable from the applicable counterparty to a Hedge Agreement that constitutes a Secured Hedging Obligation or the applicable provider of Banking Services that constitutes Banking Services Obligations, as the case may be.  In the absence of an updated certification, the Administrative Agent shall be entitled to assume that the amount due and payable to such Person is the amount last certified to the Administrative Agent by such Person as being due and payable (less any distributions made by the Administrative Agent to such Person on account thereof).

If the Administrative Agent (x) notifies a Lender or Secured Party, or any Person who has received funds on behalf of a Lender or Secured Party (any such Lender or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its reasonable discretion (whether or not after receipt of any notice under immediately succeeding paragraph) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Article 8 and held in trust for the benefit of the Administrative Agent, and such Lender or Secured Party shall (or,

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with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this paragraph shall be conclusive, absent manifest error.

Without limiting the immediately preceding paragraph, each Lender, Secured Party or any Person who has received funds on behalf of a Lender or Secured Party (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Secured Party or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case: (i) it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and (ii) such Lender or Secured Party shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this paragraph.

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this paragraph shall not have any effect on a Payment Recipient’s obligations pursuant to the immediately preceding paragraph or on whether or not an Erroneous Payment has been made.

Each Lender or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under the second immediately preceding paragraph.

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with the third immediately preceding paragraph, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being

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acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

Subject to Section 9.05 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party; provided that no provision of this Article 8 concerning Erroneous Payments shall be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount

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(or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from, or on behalf of, the Borrower for the purpose of making such Erroneous Payment.

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

Each party’s obligations, agreements and waivers under this Article 8 concerning Erroneous Payments shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the applicable Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Article 9            MISCELLANEOUS

Section 9.01.          Notices.

(a)                Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or email, as follows:

(i)                 if to any Loan Party, to such Loan Party in the care of the Borrower at:

Digicel International Finance Limited
c/o Digicel Group Holdings, Ltd.
Clarendon House, 2 Church Street

Hamilton, Bermuda HM 11

Attention: John Townsend, Chief Financial Officer

                   Holly McNamara, Company Secretary and Compliance Director

Email: john.townsend@digicelgroup.com

           holly.hughes-mcnamara@digicelgroup.co

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Timothy Graulich
                   Darren Klein

                   Stephen D. Piraino

                   Richard J. Steinberg

Email: timothy.graulich@davispolk.com

           darren.klein@davispolk.com
           stephen.piraino@davispolk.com

           richard.steinberg@davispolk.com

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(ii)               if to the Administrative Agent, at:

Wilmington Savings Fund Society, FSB
500 Delaware Avenue, 11th Floor

Wilmington, DE 19801

Attention: Patrick Healy

Email: patrick.healy@wsfsbank.com

Phone: 302.888.7420

(iii)             if to the Collateral Agent, at:

Wilmington Savings Fund Society, FSB
500 Delaware Avenue, 11th Floor

Wilmington, DE 19801

Attention: Patrick Healy

Email: patrick.healy@wsfsbank.com

Phone: 302.888.7420

(iv)              if to any Lender, to it at its address, facsimile number or email address set forth in its Administrative Questionnaire.

All such notices and other communications (A) sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof or three Business Days after dispatch if sent by certified or registered mail, in each case, delivered, sent or mailed (properly addressed) to the relevant party as provided in this Section 9.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 9.01 or (B) sent by facsimile shall be deemed to have been given when sent and when receipt has been confirmed by telephone; provided that notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, such notices or other communications shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in clause (b) below shall be effective as provided in such clause (b).

(b)                Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including e-mail and Internet or Intranet websites) pursuant to procedures set forth herein or otherwise approved by the Administrative Agent (acting at the direction of the Required Lenders). The Administrative Agent or the Borrower (on behalf of any Loan Party) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures set forth herein or otherwise approved by it; provided that approval of such procedures may be limited to particular notices or communications. All such notices and other communications (i) sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) posted to an Internet or Intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (b)(i) of notification that such notice or communication is available and identifying the website address therefor.

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(c)                Any party hereto may change its address or facsimile number or other notice information hereunder by notice to the other parties hereto; it being understood and agreed that the Borrower may provide any such notice to the Administrative Agent as recipient on behalf of itself and each Lender.

Section 9.02.          Waivers; Amendments.

(a)                No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same is permitted by this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which it is given. Without limiting the generality of the foregoing, to the extent permitted by law, the making of a Loan shall not be construed as a waiver of any Default or Event of Default, regardless of whether the Administrative Agent, any Lender may have had notice or knowledge of such Default or Event of Default at the time.

(b)                Subject to clauses (A), (B), (C), (D), (E) and (F) of this Section 9.02(b) and Sections 9.02(c) and (d) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified, except (i) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) or (ii) in the case of any other Loan Document (other than any waiver, amendment or modification to effectuate any modification thereto expressly contemplated by the terms of such other Loan Document), pursuant to an agreement or agreements in writing entered into by the Administrative Agent and each Loan Party that is party thereto, with the consent of the Required Lenders; provided that, notwithstanding the foregoing:

(A)              except with the consent of the Required Lenders, no such agreement shall:

(1)                amend Section 6.01(k)(ii) to increase the aggregate principal amount of Indebtedness in the form of Capital Leases and purchase money Indebtedness permitted to be incurred after the Closing Date in reliance on such clause from $50,000,000 to $75,000,000;

(2)                amend Section 6.06(hh) to increase the aggregate amount of Investments in Madiacom that may be made in reliance on such provision by 50% of the amount permitted pursuant thereto on the Closing Date;

(3)                amend Section 6.06(b)(iii) to increase the aggregate amount of Investments in non-Guarantors permitted to be outstanding in reliance on such clause from $25,000,000 to $37,500,000; or

(4)                effectuate any other modification that is not of the type that expressly requires the consent of the Lenders holding greater than 55% of the aggregate principal amount of Loans then-outstanding in the affected series, or 55% of the affected subset of Loans; provided, that:

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(x) if any such supplement, amendment, modification or waiver will affect only one series of Loans (or less than all series of Loans) then-outstanding under the Credit Agreement, or only a subset of Loans but not all Loans, then only the consent of Lenders holding at least 55% of the aggregate principal amount of Loans then-outstanding in the affected series, or 55% of the affected subset of Loans, (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Loans) shall be required, and

(y) if any such supplement, amendment, modification or waiver will affect any series or subset of Loans in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series or subset of Loans, then the consent of the Lenders of at least 55% of the aggregate principal amount of Loans then-outstanding in such adversely affected series or subset of Loans shall be required (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Loans).

In addition, subject to the First Lien Intercreditor Agreement, the exercise by the Administrative Agent of any remedy with respect to the Credit Agreement or the Loans (other than to enforce the right to receive payment of principal, premium (if any) or interest when due, which may be exercised by any Lender individually without the consent of any other party) shall be directed or otherwise controlled at the written request of the Required Lenders (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Loans).

(B)              Except with the consent of the Supermajority Required Lenders, no such agreement shall:

(1)                modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) governing or otherwise relating to collateral, guarantees or other credit support, including the definitions of “Collateral and Guarantee Requirement,” “Excluded Subsidiary,” “Excluded Asset,” “Subsidiary,” “Material Real Estate Asset,” contained in the Credit Agreement in each case, in a manner that is adverse to the Lenders, the Administrative Agent or the Collateral Agent, or in any manner that results in a less onerous standard or obligation being imposed on Holdings, the Borrower and their Subsidiaries as compared to the standard in effect on the Closing Date;

(2)                enter into any intercreditor agreement after the Closing Date, including any Acceptable Intercreditor Agreement (or enter into any amendment, supplement (other than any joinder or similar supplement to add additional Indebtedness and/or Liens permitted to be incurred hereunder to such intercreditor agreement), or other modification to any intercreditor agreement) that is adverse to the Liens, interests, rights, powers, privileges or remedies of the Lenders, the Administrative Agent, or the Collateral Agent;

(3)                (i) modify any provision to permit a Subsidiary Guarantor to be released from its guarantee upon becoming non-wholly owned other than in the circumstances expressly set forth in this Agreement as in effect on the Closing Date, or (ii) otherwise modify any covenant, obligation, requirement, or other term or provision (including any definition, and any further assurances provision) in any manner if the effect or result thereof would be to cause or permit (i) any Subsidiary to be released from its guarantee of the Loans or from its obligation to become a

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Guarantor and provide a guarantee, as the case may be, or (ii) the release or subordination of any Lien on any property or assets securing the Loans to be released, in each case, except in the circumstances expressly set forth in this Agreement as in effect on the Closing Date;

(4)                modify any negative covenant or limitation applicable to Holdings, the Borrower or any of their respective Subsidiaries (or any of their respective assets) (including by modifying a defined term used therein) (except as expressly described in clauses (2) and (3) of subsection (A) above), (i) in any manner that provides additional flexibility to Holdings or any of its Subsidiaries, or results in looser requirements applicable to them as compared to that in effect on the Closing Date, or (ii) if the effect or result thereof would materially adversely affect the interests (including security interests and Liens), rights, powers, privileges or remedies of the Lenders, Administrative Agent, or Collateral Agent, or would result in a less onerous standard or obligation being imposed on Holdings, the Borrower and their respective Subsidiaries as compared to that in effect on the Closing Date;

(5)                modify any prepayment provisions (including in connection with any Disposition, Change of Control, incurrence of Indebtedness or as otherwise specified in this Agreement), or any provisions related thereto (including any reinvestment rights), in each case, in a manner that would cause such provisions to be less favorable to the Lenders than on the Closing Date, or more favorable to the Borrower or adverse to Lenders (including modifying mandatory prepayments);

(6)                modify, amend or waive any reporting covenant or obligation under Article 5 hereto in a manner adverse to the Lenders, except to grant an extension of (i) up to 60 days of the deadline for delivery of the annual financial statements, (ii) up to 30 days of the deadline for delivery of the quarterly financial statements, or (iii) up to 10 days of the specified deadline for delivery of other materials/information;

(7)                modify the definition of, or any provision relating to, Specified Intercompany Loans in a manner that is adverse to the Lenders;

(8)                modify provisions relating to exercise of rights and remedies, or taking of enforcement actions, in a manner that is adverse to the Lenders, the Administrative Agent or the Collateral Agent;

(9)                [reserved]; or

(10)            directly modify any definition in a manner that would have the effect of modifying the Credit Agreement or any other Loan Document in any of the aforementioned ways;

provided, that:

(x) if any such supplement, amendment, modification or waiver will affect only one series of Loans (or less than all series of Loans) then-outstanding under the Credit Agreement, or only a subset of Loans

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but not all Loans, then only the consent of Lenders holding at least 70% of the aggregate principal amount of Loans then-outstanding in the affected series, or 70% of the affected subset of Loans, (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Loans) shall be required, and

(y) if any such supplement, amendment, modification or waiver will affect any series or subset of Loans in an adverse manner that is different to the manner that such supplement, amendment, modification or waiver will affect any other series or subset of Loans, then the consent of the Lenders of at least 70% of the aggregate principal amount of Loans then-outstanding in such adversely affected series or subset of Loans shall be required (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Loans).

(C)              except with the consent of each Lender directly and adversely affected thereby (but, other than with respect to (C)(1) below, without requiring the consent of the Required Lenders), no such agreement shall;

(1)                increase the Commitment or Additional Commitment of such Lender (other than with respect to any Incremental Facility pursuant to Section 2.22 in respect of which such Lender has agreed to provide Incremental Commitments); it being understood that no amendment, modification or waiver of, or consent to departure from, any condition precedent, representation, warranty, covenant, Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments or Additional Commitments shall constitute an increase of any Commitment or Additional Commitment of such Lender;

(2)                modify any provision to permit any non-cash payment of any principal, interest or other payment to secured parties (but interest payments paid in kind expressly agreed, or existing, on the Closing Date to be permitted as set forth in credit agreement);

(3)                (x) extend the scheduled final maturity of any Loan or (y) postpone any Interest Payment Date or the date of any scheduled payment of any fee, in each case payable to such Lender hereunder (in each case, other than any extension for administrative reasons agreed by the Administrative Agent) (other than, in each case, any waiver of, or consent or departure from, any Default or Event of Default or any mandatory prepayment; it being understood that no change in the definition of “Total Leverage Ratio” or any other ratio used in the calculation of any mandatory prepayment (including any component definition thereof) shall constitute a reduction of any principal amount due hereunder);

(4)                reduce the rate of interest (other than to waive any Default or Event of Default or obligation of the Borrower to pay interest at the default rate of interest under Section 2.13(d), which shall only require the consent of the Required Lenders) or the amount of any fee owed to such Lender; it being understood that no change in the definition of “Total Leverage Ratio” or in the calculation of any other interest or fee due hereunder (including any component definition thereof), and no amendment, modification or waiver of, or consent to departure from, the provisions of Section 2.22(a)(v), shall constitute a reduction in any rate of interest or fee hereunder;

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(5)                extend the expiry date of such Lender’s Commitment or Additional Commitment; it being understood that no amendment, modification or waiver of, or consent to departure from, any condition precedent, representation, warranty, covenant, Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments or Additional Commitments shall constitute an extension of any Commitment or Additional Commitment of any Lender;

(6)                waive, amend or modify the provisions of payment waterfall or priority (whether prior to or after an Event of Default), including Section 2.18(b) or 2.18(c) of this Agreement, in a manner that would by its terms alter the pro rata sharing of payments required thereby (except in connection with any transaction permitted under Sections 2.22, 2.23, 9.02(c) and/or 9.05(g) or as otherwise provided in this Section 9.02); and

(7)                amend, modify or waive any provision in a manner that disproportionately and adversely affects the rights of any Lender under a Class of Loans under this Agreement as compared to any other Lenders of such Class of Loans;

(D)              without the prior written consent of each Lender, no such agreement shall:

(1)                change any of the provisions of Section 9.02(a) or Section 9.02(b) or the definition of “Required Lenders” or “Supermajority Required Lenders” to reduce any voting percentage required to waive, amend or modify any right thereunder or make any determination or grant any consent thereunder;

(2)                make any change to this Agreement that would have the effect of releasing all or substantially all of the Collateral from the Lien granted pursuant to the Loan Documents (except as otherwise permitted herein or in the other Loan Documents, including pursuant to Article 8 or Section 9.22 hereof);

(3)                (i) release all or substantially all of the value of the Guarantees under the Loan Guaranty (except as otherwise permitted herein or in the other Loan Documents, including pursuant to Article 8 or Section 9.22 hereof) or Guarantors from any of their obligations under their Guarantees or the Credit Agreement, (ii) permit the creation of any “unrestricted” subsidiaries, or (iii) amend, supplement, delete or otherwise modify any provision of this Agreement if the effect thereof would be to cause Holdings or any Subsidiary of Holdings to cease to be subject to, or to not be required to comply with, all or substantially all of the negative covenants set forth herein on the Closing Date;

(4)                amend, change or modify any definition relating to, and including the definition of Change of Control;

(5)                amend, change or otherwise modify the obligation (or the circumstances that give rise to the obligation) to make and consummate a mandatory prepayment pursuant to Section 2.11(b) with respect to any Prepayment Asset Sale in accordance with the terms hereof;

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(6)                except as otherwise permitted hereof, consent to the assignment or transfer by the Borrower of any of the Borrower’s rights or obligations under the Credit Agreement;

(7)                make any change to or otherwise modify any provision of the Credit Agreement or any other Loan Document governing or affecting the ranking or subordination provisions of the Loans or the Guarantees, in each case, in a manner that adversely affects the rights of any Lender;

(8)                consent to the assignment or transfer by the Borrower of any of the Borrower’s rights or obligations under this Agreement, except as otherwise permitted by Section 6.07;

(9)                make any change in Section 2.17 that adversely affects the rights of any Lender or amend the terms of the Credit Agreement in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless Holdings, the Borrower or the Subsidiary Guarantors agree to pay such additional amounts (if any) in respect thereof, without the prior written consent of each Lender;

(10)            modify any provision in this Agreement or the Loan Documents providing for pro rata rights of the Lenders, or requiring pro rata sharing of payments, or equal and ratable treatment of the Lenders, as the case may be (including modifications (i) to any provision relating tender offers, optional or voluntary redemption, repayment or prepayment, repurchase or purchase, or similar action with respect to the Loans (including to permit the same to be effectuated in the open market, via private transactions or otherwise other than as specified on the Closing Date), (ii) to permit non-pro rata repurchases, prepayments or assignments, or (iii) to permit additional economics to be given to certain holders only (including via consent fees, except if the opportunity for a consent fee is offered equally and ratably to all holders on the same terms), in each case, without the prior written consent of each Lender;

(11)            modify any provision relating to any optional or voluntary prepayment of the Loans, or any provision requiring any prepayment, repayment or similar with respect to the Loans to be effectuated on a ratable basis or that provide for the equal and ratable treatment or rights of Lenders in connection therewith, in each case, in a manner less favorable to the Lenders, without the prior written consent of each Lender;

(12)            subordinate any Liens on any Collateral, except to secure (i) Permitted DIP Financings, (ii) obligations that are not Funded Indebtedness and are expressly permitted hereunder, or (iii) Indebtedness incurred under any financing permitted to be incurred at such time pursuant to the terms of this Agreement that has been offered pro rata and on the same terms and conditions to all Lenders;

(13)            modify any provision if the effect thereof would be to (i) permit Affiliated Lenders to beneficially own Term Loans in excess of 25% of the

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aggregate principal amount outstanding at any time, or for any Term Loans held by any Affiliated Lenders to be deemed outstanding for voting or consent purposes or (ii) modify any limitations applicable to voting and consents with respect to Term Loans held by Other Investors or Significant Equity Holders;

(14)            amend, modify or waive any provision of the Credit Agreement or any other Loan Document in a manner that affects only one Lender or a group of Lenders, but not all Lenders, or affects such Lenders disproportionately or in any different manner as compared to any other Lenders, without the prior written consent of each Lender;

(15)            modify the definitions of “Affiliated Lender”, “Significant Equity Holder”, “DOB”, “Investor”, “Other Investor”, or “Permitted Holder” (or defined terms used in any of the foregoing), without the prior written consent of each Lender; or

(16)            modify any term of the First Lien Intercreditor Agreement or any other intercreditor agreement that would have the effect of making a change that would otherwise require the consent of each Lender affected thereby, without the prior written consent of each Lender;

provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Collateral Agent hereunder without the prior written consent of the Administrative Agent, such Collateral Agent, as the case may be. The Administrative Agent may also amend the Commitment Schedule to reflect assignments entered into pursuant to Section 9.05, Commitment reductions or terminations pursuant to Section 2.09, incurrences of Additional Commitments or Additional Loans pursuant to Sections 2.22, 2.23 or 9.02(c) and reductions or terminations of any such Additional Commitments or Additional Loans. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment and any Additional Commitment of any Defaulting Lender may not be increased without the consent of such Defaulting Lender (it being understood that any Commitment, Additional Commitment or Loan held or deemed held by any Defaulting Lender shall be excluded from any vote hereunder that requires the consent of any Lender, except as expressly provided in Section 2.21(b)). Notwithstanding the foregoing, but without limiting the provisions of Section 2.22(g), this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit any extension of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the relevant benefits of this Agreement and the other Loan Documents and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders on substantially the same basis as the Lenders prior to such inclusion.

(c)                Notwithstanding the foregoing, this Agreement may be amended:

(i)                 with the written consent of the Borrower and the Lenders providing the relevant Replacement Term Loans to permit the refinancing or replacement of all or any portion of the outstanding Initial Term Loans under any applicable Class (any such loans being refinanced or replaced, the “Replaced Term Loans”) with one or more replacement term loans hereunder (“Replacement Term Loans”) pursuant to a Refinancing Amendment; provided that

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(A)              the aggregate principal amount of any Replacement Term Loans shall not exceed the aggregate principal amount of the Replaced Term Loans (plus (1) any additional amounts permitted to be incurred under Section 6.01(a), (o), (q), (r) and, to the extent any such additional amounts are secured, the related Liens are permitted under Section 6.02 and plus (2) the amount of accrued interest, penalties and premium (including any tender premium) thereon, any committed but undrawn amount and underwriting discounts, fees (including upfront fees, original issue discount or initial yield payments), commissions and expenses associated therewith),

(B)              any Replacement Term Loans must have a final maturity date that is equal to or later than the final maturity date of, and have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Replaced Term Loans at the time of the relevant refinancing,

(C)              any Replacement Term Loans may be pari passu or junior in right of payment and pari passu or junior with respect to the Collateral with the remaining portion of the Initial Term Loans or Additional Term Loans (provided that if pari passu or junior as to payment or Collateral, such Replacement Term Loans shall be subject to an Acceptable Intercreditor Agreement and may be, at the option of the Borrower, documented in a separate agreement or agreements), or be unsecured,

(D)              if any Replacement Term Loans are secured, such Replacement Term Loans may not be secured by any assets other than the Collateral,

(E)               if any Replacement Term Loans are guaranteed, such Replacement Term Loans may not be guaranteed by any Person other than one or more Loan Parties and no borrower may be a non-Loan Party,

(F)               any Replacement Term Loans that are pari passu with the Initial Term Loans in right of payment and security may participate (A) in any voluntary prepayment of Term Loans as set forth in Section 2.11(a)(i) and (B) in any mandatory prepayment of Term Loans as set forth in Section 2.11(b)(vi),

(G)              any Replacement Term Loans shall have pricing (including interest, fees and premiums) and, subject to preceding clause (F), optional prepayment and redemption terms and, subject to preceding clause (B), an amortization schedule, as the Borrower and the lenders providing such Replacement Term Loans may agree,

(H)              [Reserved],

(I)                 the other terms and conditions of any Replacement Term Loans (excluding pricing, interest, fees, rate floors, premiums, optional prepayment or redemption terms, security and maturity, subject to preceding clauses (B) through (G)) shall be (i) substantially identical to, or (taken as a whole) no more favorable (as determined by the Borrower in good faith) to the lenders providing such Replacement Term Loans than those applicable to the Replaced Term Loans (other than covenants or other provisions applicable only to periods after the Latest Maturity Date of such Replaced Term Loans (in each case, as of the date of incurrence of such Replacement Term Loans)), (ii) then-current market terms (as determined by the Borrower in good faith) for the applicable type of Indebtedness or (iii) reasonably acceptable to the Administrative Agent (acting at the

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direction of the Required Lenders) (it being agreed that terms and conditions of any Replacement Term Loans that are more favorable to the lenders or the agent of such Replacement Term Loans than those contained in the Loan Documents and are then conformed (or added) to the Loan Documents pursuant to the applicable Refinancing Amendment shall thereafter be deemed satisfactory to the Administrative Agent (acting at the direction of the Required Lenders)), and

(J)                 [Reserved]

Each party hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be amended by the Borrower, the Administrative Agent and the lenders providing the relevant Replacement Term Loans, as applicable, to the extent (but only to the extent) necessary to reflect the existence and terms of such Replacement Term Loans, as applicable, incurred or implemented pursuant thereto (including any amendment necessary to treat the loans and commitments subject thereto as a separate “tranche” and “Class” of Loans and/or commitments hereunder). It is understood that any Lender approached to provide all or a portion of any Replacement Term Loans may elect or decline, in its sole discretion, to provide such Replacement Term Loans.

(d)                Notwithstanding anything to the contrary contained in this Section 9.02 or any other provision of this Agreement or any provision of any other Loan Document, (i) the Borrower and the Administrative Agent may, without the input or consent of any Lender, amend, supplement and/or waive any guaranty, collateral security agreement, pledge agreement and/or related document (if any) executed in connection with this Agreement to (x) comply with any Requirements of Law or the advice of counsel or (y) cause any such guaranty, collateral security agreement, pledge agreement or other document to be consistent with this Agreement and/or the relevant other Loan Documents, (ii) the Borrower and the Administrative Agent may, without the input or consent of any other Lender (other than the relevant Lenders (including Additional Lenders) providing Loans under such Sections), effect amendments to this Agreement and the other Loan Documents as may be necessary in the reasonable opinion of the Borrower and the Administrative Agent (acting at the direction of the Required Lenders) to (A) effect the provisions of Sections 2.22, 2.23, 5.12, or 9.02(c), or any other provision specifying that any waiver, amendment or modification may be made with the consent or approval of the Administrative Agent and/or (B) add terms (including representations and warranties, conditions, prepayments, covenants or events of default), in connection with the addition of any Loan or Commitment hereunder or the incurrence of any Incremental Equivalent Debt, any Replacement Debt and/or any Refinancing Indebtedness incurred in reliance on Section 6.01(n), that are favorable to the then-existing Lenders, as reasonably determined by the Administrative Agent (acting at the direction of the Required Lenders) (it being understood that, where applicable, any such amendment may be effectuated as part of an Incremental Facility Amendment and/or a Refinancing Amendment), (iii) if the Administrative Agent and the Borrower have jointly identified any ambiguity, mistake, defect, inconsistency, obvious error or any error or omission of a technical or administrative nature or any necessary or desirable technical change, in each case, in any provision of any Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend such provision solely to address such matter as reasonably determined by them acting jointly without the input or consent of any Lender, (iv) the Administrative Agent and the Borrower may amend, restate, amend and restate or otherwise modify any Acceptable Intercreditor Agreement as provided therein or to give effect thereto or to carry out the purpose thereof without the input or consent of any Lender and (v) any amendment, waiver or modification of any term or provision that directly affects Lenders under one or more Classes and does not directly affect Lenders under one or more other Classes may be effected with the consent of Lenders owning the requisite percentage of the aggregate commitments or Loans of such directly affected Class in lieu of the consent of Lenders owning such percentage of all outstanding commitments and Loans.

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Section 9.03.          Expenses; Indemnity.

(a)                Subject to Section 9.05(f), the Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent and their respective Affiliates (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of (x) one or more firms of outside counsel to all such Persons taken as a whole (other than the Collateral Agent) and (y) one firm of outside counsel to the Collateral Agent and, if necessary, of one local counsel in each relevant jurisdiction to all such Persons described in each of the foregoing clauses (x) and (y)) in connection with the syndication and distribution (including via the Internet or through a service such as Intralinks) of the Initial Term Loans, the preparation, execution, delivery and administration of the Loan Documents and any related documentation, including in connection with any amendment, modification or waiver of any provision of any Loan Document (whether or not the transactions contemplated thereby are consummated) and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent or the Lenders or any of their respective Affiliates (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of (x) one firm of outside counsel to all such Persons taken as a whole (other than the Collateral Agent) and (y) one firm of outside counsel to the Collateral Agent and, if necessary, of one local counsel in each relevant jurisdiction to all such Persons described in each of the foregoing clauses (x) and (y)) in connection with the enforcement, collection or protection of their respective rights in connection with the Loan Documents, including their respective rights under this Section, or in connection with the Loans made hereunder and, in each case, including all Secured Party Expenses.

(b)                The Borrower shall indemnify the Administrative Agent, the Collateral Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages and liabilities (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of any counsel for any Indemnitee), incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby or thereby (except for any Taxes, which shall be governed exclusively by Section 2.17), (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or its Subsidiaries, or any Environmental Liability related in any way to the Borrower or its Subsidiaries or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower, any other Loan Party or any of their respective Affiliates); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that any such loss, claim, damage or liability (i) is determined by a final and non-appealable judgment of a court of competent jurisdiction (or documented in any settlement agreement referred to below) to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or, to the extent such judgment finds (or any such settlement agreement acknowledges) that any such loss, claim, damage, or liability has resulted from such Person’s material breach of the Loan Documents or (ii) arises out of any claim, litigation, investigation or proceeding brought by such Indemnitee against another Indemnitee (other than any claim, litigation, investigation or proceeding that is brought by or against the Administrative Agent, the Collateral Agent, acting in its capacity as the Administrative Agent, as the Collateral Agent) that does not involve any act or omission of Holdings, the Borrower or any of its subsidiaries. No Indemnitee referred to above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications,

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electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. Each Indemnitee shall be obligated to refund or return any and all amounts paid by the Borrower pursuant to this Section 9.03(b) to such Indemnitee for any fees, expenses or damages to the extent such Indemnitee is not entitled to payment thereof in accordance with the terms hereof. This Section 9.03(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c)                The Borrower shall not be liable for any settlement of any proceeding effected without its consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if any proceeding is settled with the Borrower’s written consent, or if there is a final judgment against any Indemnitee in any such proceeding, the Borrower agrees to indemnify and hold harmless each Indemnitee to the extent and in the manner set forth above. The Borrower shall not, without the prior written consent of the affected Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened proceeding in respect of which indemnity could have been sought hereunder by such Indemnitee unless (i) such settlement includes an unconditional release of such Indemnitee from all liability or claims that are the subject matter of such proceeding and (ii) such settlement does not include any statement as to any admission of fault or culpability.

Section 9.04.          Waiver of Claim. To the extent permitted by applicable law, no party to this Agreement shall assert, and each hereby waives, any claim against any other party hereto or any Related Party thereof, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or the use of the proceeds thereof, except, in the case of any claim by any Indemnitee against the Borrower, to the extent such damages would otherwise be subject to indemnification pursuant to the terms of Section 9.03.

Section 9.05.          Successors and Assigns.

(a)                The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that (i) except as provided under Section 6.07, the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with the terms of this Section (and any attempted assignment or transfer not complying with the terms of this Section shall be subject to Section 9.05(f)). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and permitted assigns, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of, the Administrative Agent, and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. Any Successor Borrower permitted pursuant to a transaction referred to in clause (i) of the proviso above, shall thereafter be deemed to be and become the “Borrower” for all purposes hereunder, and such initial Borrower shall be released from its Obligations in respect of this Agreement and the other Loan Documents.

(b)                (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of any Loan or Additional Commitment added pursuant to Sections 2.22, 2.23 or 9.02(c) at the time owing to it) with the prior written consent (not to be unreasonably withheld or delayed) of:

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(A)              the Borrower; provided that the Borrower shall be deemed to have consented to any assignment of Term Loans (other than any such assignment to a Disqualified Institution or an affiliate thereof referred to in the last proviso of this clause (i) and identified to the Administrative Agent as such) if it has not responded to a written request for its consent from the Administrative Agent within five (5) Business Days after receiving such written request; provided, further, that no consent of the Borrower shall be required (x) for any assignment of Loans or Commitments to another Lender, an Affiliate of any Lender or an Approved Fund or (y) during the continuance of an Event of Default under Section 7.01(a) or Sections 7.01(f) or (g) (solely with respect to Holdings or the Borrower); and

(B)              the Administrative Agent; provided, that no consent of the Administrative Agent shall be required for any assignment to another Lender, any Affiliate of a Lender or any Approved Fund, or for any assignment to the Borrower and/or its Affiliates, which otherwise complies with the terms of this Section 9.05;

provided, that notwithstanding the foregoing, the Borrower may withhold its consent to any assignment to any Person that is not expressly a Disqualified Institution but is known by the Borrower to be an Affiliate of a Disqualified Institution without regard as to whether such Person is identifiable as an Affiliate of a Disqualified Institution on the basis of such Affiliate’s name.

(ii)               Assignments shall be subject to the following additional conditions:

(A)              except in the case of any assignment to another Lender, any Affiliate of any Lender or any Approved Fund or any assignment of the entire remaining amount of the relevant assigning Lender’s Loans or commitments of any Class, the principal amount of Loans or commitments of the assigning Lender subject to the relevant assignment (determined as of the date on which the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent and determined on an aggregate basis in the event of concurrent assignments to Related Funds or by Related Funds) shall not be less than the Dollar Equivalent of $1,000,000, in the case of Initial Term Loans and Initial Term Loan Commitments unless the Borrower and the Administrative Agent otherwise consent to a lesser amount, and in each case any assigned amount may exceed such minimum amount in an integral multiple of the Dollar Equivalent of $1,000,000 in excess thereof;

(B)              any partial assignment shall be made as an assignment of a proportionate part of all the relevant assigning Lender’s rights and obligations under this Agreement with respect to the Class being assigned;

(C)              the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent and which fee shall not apply for any assignment to an Affiliated Lender);

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(D)              the relevant Eligible Assignee, if it is not a Lender, shall deliver on or prior to the effective date of such assignment, to the Administrative Agent and the Borrower (irrespective of whether an Event of Default under Section 7.01(a) or Sections 7.01(f) or (g) exists) (1) an Administrative Questionnaire and (2) any Internal Revenue Service form required under Section 2.17; and

(E)               upon request of the Borrower, the Administrative Agent shall provide to the Borrower, if not previously provided to the Borrower, with a copy of each assigning Lender’s request for such assignment, which shall include the name of the prospective assignee (irrespective of whether an Event of Default under Section 7.01(a) or Section 7.01(f) or Section 7.01(g) exists).

(iii)             Except as otherwise provided in Section 9.05(g), subject to the acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in any Assignment Agreement, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned pursuant to such Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be (A) entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03 with respect to facts and circumstances occurring on or prior to the effective date of such assignment and (B) subject to its obligations thereunder and under Section 9.13). If any assignment by any Lender holding any Promissory Note is made after the issuance of such Promissory Note, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender such Promissory Note to the Administrative Agent for cancellation, and, if requested by either the assignee or the assigning Lender, the Borrower shall issue and deliver a new Promissory Note to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new commitments and/or outstanding Loans of the assignee and/or the assigning Lender.

(iv)              The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders and their respective successors and assigns, and the commitment of, and principal amount of and interest on the Loans owing to each Lender pursuant to the terms hereof from time to time (the “Register”). Failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s obligations in respect of such Loans. The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and each Lender (but only as to its own holdings), at any reasonable time and from time to time upon reasonable prior notice.

(v)                Upon its receipt of a duly completed Assignment Agreement executed by an assigning Lender and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire and any tax certification required by Section 9.05(b)(ii)(D)(2) (unless the assignee is already a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section, if applicable, and any written consent to the relevant assignment required by paragraph (b) of this Section, the Administrative Agent shall promptly accept such Assignment Agreement

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and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(vi)              By executing and delivering an Assignment Agreement, the assigning Lender and the Eligible Assignee thereunder shall be deemed to confirm and agree with each other and the other parties hereto as follows: (A) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that the amount of its commitments, and the outstanding balances of its Loans, in each case without giving effect to any assignment thereof which has not become effective, are as set forth in such Assignment Agreement, (B) except as set forth in clause (A) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statement, warranty or representation made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (C) such assignee represents and warrants that it is an Eligible Assignee (and not a Disqualified Institution), legally authorized to enter into such Assignment Agreement; (D) such assignee confirms that it has received a copy of this Agreement, the First Lien Intercreditor Agreement and each then-applicable Acceptable Intercreditor Agreement, together with copies of the financial statements referred to in Section 4.01(c) or the most recent financial statements delivered pursuant to Section 5.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment Agreement; (E) such assignee will independently and without reliance upon the Administrative Agent, the assigning Lender or any other Lender and based on such documents and information as it deems appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (F) such assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent, by the terms hereof, together with such powers as are reasonably incidental thereto; and (G) such assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(c)                (i) Any Lender may, without the consent of the Borrower, the Administrative Agent or any other Lender, sell participations to any bank or other entity (other than to any Disqualified Institution or any natural Person) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which any Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the relevant Participant, agree to any amendment, modification or waiver described in (x) clause (A) of the first proviso to Section 9.02(b) that directly and adversely affects the Loans or commitments in which such Participant has an interest and (y) clauses (B)(1), (2) or (3) of the first proviso to Section 9.02(b). Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b)

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of this Section (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender, and if additional amounts are required to be paid pursuant to Section 2.17(a) or Section 2.17(c), to the Borrower). To the extent permitted by applicable Requirements of Law, each Participant also shall be entitled to the benefits of Section 9.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.18(c) as though it were a Lender.

(ii)               No Participant shall be entitled to receive any greater payment under Section 2.15, 2.16 or Section 2.17 than the participating Lender would have been entitled to receive with respect to the participation sold to such Participant unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (in its sole discretion) expressly acknowledging such Participant may receive a greater benefit. Any Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.17 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 2.17(f) as though it were a Lender and to deliver the tax forms required to claim an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document and then only to the extent of any amount to which such Lender would be entitled in the absence of any such participation (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender, and if additional amounts are required to be paid pursuant to Section 2.17(a) or Section 2.17(c), to the Borrower).

Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and their respective successors and assigns, and the principal amounts and stated interest of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to any Participant’s interest in any Commitment, Loan, or any other obligation under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the U.S. Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and each Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d)                Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (other than to any Disqualified Institution or any natural person) to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to any Federal Reserve Bank or other central bank having jurisdiction over such Lender, and this Section 9.05 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release any Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e)                Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPC”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to make any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such

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Loan pursuant to the terms hereof (it being understood that the making of any Loan by an SPC hereunder shall utilize the Commitment or Additional Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender) and (iii) in no event may any Lender grant any option to provide to the Borrower all or any part of any Loan that such Granting Lender would have otherwise been obligated to make to the Borrower pursuant to this Agreement to any Disqualified Institution. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 2.15, 2.16 or 2.17) and no SPC shall be entitled to any greater amount under Section 2.15, 2.16 or 2.17 or any other provision of this Agreement or any other Loan Document that the Granting Lender would have been entitled to receive, unless the grant to such SPC is made with the prior written consent of the Borrower (in its sole discretion), expressly acknowledging that such SPC’s entitlement to benefits under Section 2.15, 2.16 or 2.17 is not limited to what the Granting Lender would have been entitled to receive absent the grant to the SPC, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender) and (iii) the Granting Lender shall for all purposes including approval of any amendment, waiver or other modification of any provision of the Loan Documents, remain the Lender of record hereunder. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the Requirements of Law of the U.S. or any State thereof; provided that (i) such SPC’s Granting Lender is in compliance in all material respects with its obligations to the Borrower hereunder and (ii) each Lender designating any SPC hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such SPC during such period of forbearance. In addition, notwithstanding anything to the contrary contained in this Section 9.05, any SPC may (i) with notice to, but without the prior written consent of, the Borrower or the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guaranty or credit or liquidity enhancement to such SPC.

(f)                 (i) In the event of any assignment or participation by a Lender without the Borrower’s consent (A) to any Disqualified Institution or any Affiliate thereof or (B) to the extent the Borrower’s consent is required under this Section 9.05, to any other Person, the Borrower shall be entitled to seek specific performance to unwind any such assignment or participation and/or specifically enforce this Section 9.05(f) in addition to injunctive relief (without posting a bond or presenting evidence of irreparable harm) or any other remedies available to the Borrower at law or in equity; it being understood and agreed that Holdings, the Borrower and its subsidiaries will suffer irreparable harm if any Lender breaches any obligation under this Section 9.05 as it relates to any assignment, participation or pledge of any Loan or Commitment to any Disqualified Institution or any Affiliate thereof or any other Person to whom the Borrower’s consent is required but not obtained. Nothing in this Section 9.05(f) shall be deemed to prejudice any right or remedy that Holdings or the Borrower may otherwise have at law or equity. Upon the request of any Lender, the Administrative Agent may and the Borrower will make the list of Disqualified Institutions (other than any Disqualified Institution that is a reasonably identifiable Affiliate of another Disqualified Institution on the basis of such Person’s name) at the relevant time and such Lender may provide the list to any potential assignee for the purpose of verifying whether such Person is a Disqualified Institution, in each case so long as such Lender and such potential assignee agree to keep the list of Disqualified Institutions confidential in accordance with the terms hereof;

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(ii)               If any assignment or participation under this Section 9.05 is made to any Disqualified Institution (other than any Bona Fide Debt Fund that is not itself a Disqualified Institution) without the Borrower’s prior written consent (any such person, a “Disqualified Person”), then the Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Person and the Administrative Agent, (A) terminate any Commitment of such Disqualified Person and repay all obligations of the Borrower owing to such Disqualified Person, (B) in the case of any outstanding Term Loans held by such Disqualified Person, purchase such Term Loans by paying the lesser of (x) par and (y) the amount that such Disqualified Person paid to acquire such Term Loans, plus accrued interest thereon, accrued fees and all other amounts payable to it hereunder and/or (C) require such Disqualified Person to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.05), all of its interests, rights and obligations under this Agreement to one or more Eligible Assignees; provided that (I) in the case of clauses (A) and (B), the Borrower shall not be liable to the relevant Disqualified Person under Section 2.16 if any SOFR Loan owing to such Disqualified Person is repaid or purchased other than on the last day of the Interest Period relating thereto, (II) in the case of clause (C), the relevant assignment shall otherwise comply with this Section 9.05 (except that (x) no registration and processing fee required under this Section 9.05 shall be required with any assignment pursuant to this paragraph and (y) any Term Loan acquired by any Affiliated Lender pursuant to this paragraph will not be included in calculating compliance with the Affiliated Lender Cap for a period of 90 days following such transfer; provided that, to the extent the aggregate principal amount of Term Loans held by Affiliated Lenders exceeds the Affiliated Lender Cap on the 91st day following such transfer, then such excess amount shall either be (x) contributed to Holdings, the Borrower or any of its subsidiaries and retired and cancelled immediately upon such contribution or (y) automatically cancelled)) and (III) in no event shall such Disqualified Person be entitled to receive amounts set forth in Section 2.13(d). Further, any Disqualified Person identified by the Borrower to the Administrative Agent (A) shall not be permitted to (x) receive information or reporting provided by any Loan Party, the Administrative Agent or any Lender and/or (y) attend and/or participate in conference calls or meetings attended solely by the Lenders and the Administrative Agent, (B) (x) shall not for purposes of determining whether the Required Lenders or the majority Lenders under any Class have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, have a right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action; it being understood that all Loans held by any Disqualified Person shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders, majority Lenders under any Class or all Lenders have taken any action, and (y) shall be deemed to vote in the same proportion as Lenders that are not Disqualified Persons in any proceeding under any Debtor Relief Law commenced by or against the Borrower or any other Loan Party and (C) shall not be entitled to receive the benefits of Section 9.03. For the sake of clarity, the provisions in this Section 9.05(f) shall not apply to any Person that is an assignee of any Disqualified Person, if such assignee is not a Disqualified Person.

(iii)             Notwithstanding anything herein to the contrary, the Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to the Disqualified Institutions.

(g)                Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Initial Term

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Loans or Additional Term Loans to an Affiliated Lender on a pro rata basis (A) through Dutch Auctions, or similar transactions pursuant to procedures to be established by the applicable “auction agent” that are consistent with this Section 9.05(g), in each case open to all Lenders holding the relevant Initial Term Loans or such Additional Term Loans, as applicable, on a pro rata basis or (B) through open market purchases, in each case with respect to clauses (A) and (B), without the consent of the Administrative Agent; provided that:

(i)                 any Initial Term Loans or Additional Term Loans acquired by Holdings, the Borrower or any of their Affiliates shall, to the extent permitted by applicable Requirements of Law, be retired and cancelled immediately and automatically upon the acquisition thereof; provided that upon any such retirement and cancellation, the aggregate outstanding principal amount of the Initial Term Loans or Additional Term Loans, as applicable, shall be deemed reduced by the full par value of the aggregate principal amount of the Initial Term Loans or Additional Term Loans so retired and cancelled, and each principal repayment installment with respect to the Initial Term Loans pursuant to Sections 2.10(a), (b) and (c) shall be reduced on a pro rata basis by the full par value of the aggregate principal amount of Initial Term Loans so cancelled;

(ii)               any Initial Term Loans or Additional Term Loans acquired by any Affiliated Lender may (but shall not be required to) be contributed to Holdings, the Borrower or any of its subsidiaries or Parent Companies for purposes of cancelling such Indebtedness, and in exchange thereof such Affiliated Lender may receive subordinated debt or equity securities of such entity or a direct or indirect parent entity or subsidiary thereof that are otherwise permitted to be issued by such entity at such time, it being understood that (x) any such Initial Term Loans or Additional Term Loans shall, to the extent permitted by applicable Requirements of Law, be retired and cancelled immediately upon such contribution and (y) any such contribution shall be treated as a capital contribution in an amount equal to the fair market value (as determined by the Borrower in good faith) of the Initial Term Loans or Additional Term Loans so contributed; provided that if the fair market value of such Initial Term Loans or Additional Term Loans cannot be determined by the Borrower, the fair market value shall be deemed to be the purchase price of such Initial Term Loans or Additional Term Loans paid by such Affiliated Lender); provided that upon any such cancellation, the aggregate outstanding principal amount of the Initial Term Loans or Additional Term Loans, as applicable, shall be deemed reduced, as of the date of such contribution, by the full par value of the aggregate principal amount of the Initial Term Loans or Additional Term Loans so contributed and cancelled, and each principal repayment installment with respect to the Initial Term Loans pursuant to Sections 2.10(a), (b) and (c) shall be reduced pro rata by the full par value of the aggregate principal amount of Initial Term Loans so contributed and cancelled;

(iii)             the relevant Affiliated Lender and assigning Lender shall have executed an Affiliated Lender Assignment and Assumption;

(iv)              after giving effect to such assignment and to all other assignments to all Affiliated Lenders, the aggregate principal amount of all Initial Term Loans and Additional Term Loans then held by all Affiliated Lenders shall not exceed 25% of the aggregate principal amount of the Initial Term Loans and Additional Term Loans then outstanding (after giving effect to any substantially simultaneous cancellations thereof) (the “Affiliated Lender Cap”); provided that each party hereto acknowledges and agrees that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this clause (g)(iv) or any purported assignment exceeding the Affiliated Lender Cap (it being understood and agreed that the Affiliated Lender Cap

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is intended to apply to any Loans made available to Affiliated Lenders by means other than formal assignment (e.g., as a result of an acquisition of another Lender by any Affiliated Lender or the provision of Additional Term Loans by any Affiliated Lender); provided, further, that to the extent that any assignment to any Affiliated Lender would result in the aggregate principal amount of all Initial Term Loans and Additional Term Loans held by Affiliated Lenders exceeding the Affiliated Lender Cap (after giving effect to any substantially simultaneous cancellations thereof), the assignment of the relevant excess amount shall be null and void;

(v)                in connection with any assignment effected pursuant to a Dutch Auction and/or open market purchase conducted by Holdings, the Borrower or any of its Subsidiaries, (A) [reserved] and (B) no Event of Default exists at the time of acceptance of bids for the Dutch Auction or the confirmation of such open market purchase, as applicable;

(vi)              by its acquisition of Term Loans, each relevant Affiliated Lender shall be deemed to have acknowledged and agreed that:

(A)              the Term Loans held by such Affiliated Lender shall be disregarded and treated as if not outstanding, and the principal amount of such Term Loans shall be excluded from both the numerator and denominator in the calculation of any Required Lender or Supermajority Required Lender or other Lender vote (and the Term Loans held by such Affiliated Lender shall be deemed to be voted pro rata along with the other Lenders that are not Affiliated Lenders);

(B)              such Affiliated Lender, solely in its capacity as an Affiliated Lender, will not be entitled to (i) attend (including by telephone) or participate in any meeting or discussion (or portion thereof) among the Administrative Agent or any Lender or among Lenders to which the Loan Parties or their representatives are not invited or (ii) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders, except to the extent such information or materials have been made available by the Administrative Agent or any Lender to any Loan Party or its representatives (and in any case, other than the right to receive notices of Borrowings, prepayments and other administrative notices in respect of its Initial Term Loans or Additional Term Loans required to be delivered to Lenders pursuant to Article 2);

(C)              for purposes of voting on any plan of reorganization or plan of liquidation pursuant to any Debtor Relief Law, no Affiliated Lender shall have any right to vote its interest in respect of any Term Loans held by it (it being understood that the Term Loans held by such Affiliated Lender shall be deemed to be voted pro rata along with the other Lenders that are not Affiliated Lenders), except to the extent that any plan of reorganization or plan of reorganization with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such Term Loans in a manner that is less favorable to such Affiliated Lender (in its capacity as such) than the proposed treatment of Term Loans held by other Lenders or in a disparate manner that is materially prejudicial to such Affiliated Lender in its capacity as a Lender; and

(D)              each Affiliated Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender’s attorney-in-fact, with full authority in the place and stead of such Affiliated Lender and in the name of such Affiliated Lender, from time to time in the Administrative

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Agent’s discretion, with prior written notice to such Affiliated Lender, to take any action and to execute any such instrument as the Administrative Agent (acting at the direction of the Required Lenders) may deem reasonably necessary to carry out the provisions of clauses (A) and (C) above; and

(vii)            no Affiliated Lender shall be required to represent or warrant that it is not in possession of material non-public information with respect to Holdings, the Borrower and/or any subsidiary thereof and/or their respective securities in connection with any assignment permitted by this Section 9.05(g).

(h)                Notwithstanding anything to the contrary contained herein, Term Loans held or beneficially owned by Other Investors and Significant Equity Holders (taken as a whole) in excess of an aggregate principal amount that represents (A) 33.3% of the aggregate principal amount of all Term Loans then-outstanding (excluding Term Loans held or beneficially owned by any of Holdings or the Borrower or any Affiliated Lender), or (B) in the case of any determination or calculation that is expressed as being made by reference to one series of Term Loans, 33.3% of all Term Loans then-outstanding in such series (excluding Term Loans held or beneficially owned by any of Holdings, the Borrower or any Affiliated Lender), in each case, shall be disregarded and treated as if not outstanding, and the principal amount of such Term Loans shall be excluded from both the numerator and denominator in any fraction when calculating the applicable percentage of Term Loans that have been voted in favor of any matter as a percentage of all Term Loans permitted to be voted thereon.

Section 9.06.          Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect until the Termination Date. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article 8 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or any Additional Commitment, the occurrence of the Termination Date or the termination of this Agreement or any provision hereof but in each case, subject to the limitations set forth in this Agreement.

Section 9.07.          Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire agreement among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it has been executed by Holdings, the Borrower and the Administrative Agent and when the Administrative Agent has received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by email as a “.pdf” or “.tif” attachment shall be effective as delivery of a manually executed counterpart of this Agreement. The words “executed,” “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement and the transactions contemplated hereby (including, without limitation, amendments, supplements, modifications, waivers, joinders, notices and

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consents) shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means, except as provided in any Collateral Document.

Section 9.08.          Severability. To the extent permitted by applicable Requirements of Law, any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.09.          Right of Setoff. At any time when the Obligations have matured (by acceleration or otherwise), each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Requirements of Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations (in any currency) at any time owing by the Administrative Agent or such Lender to or for the credit or the account of the Borrower or any Loan Party against any of and all the Secured Obligations held by the Administrative Agent or such Lender, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand under the Loan Documents and although such obligations may be contingent or unmatured or are owed to a branch or office of such Lender different than the branch or office holding such deposit or obligation on such Indebtedness. Any applicable Lender shall promptly notify the Borrower and the Administrative Agent of such set-off or application; provided that any failure to give or any delay in giving such notice shall not affect the validity of any such set-off or application under this Section. The rights of each Lender and the Administrative Agent under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender or the Administrative Agent may have.

Section 9.10.          Governing Law; Jurisdiction; Consent to Service of Process.

(a)                THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN THE OTHER LOAN DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN THE OTHER LOAN DOCUMENTS), WHETHER IN TORT, CONTRACT (AT LAW OR IN EQUITY) OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

(b)                EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF ANY U.S. FEDERAL OR NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK (OR ANY APPELLATE COURT THEREFROM) OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING SHALL (EXCEPT AS PERMITTED BELOW) BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, FEDERAL COURT. EACH PARTY HERETO AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY REGISTERED MAIL ADDRESSED TO SUCH PERSON SHALL BE EFFECTIVE SERVICE OF PROCESS AGAINST

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SUCH PERSON FOR ANY SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT. EACH PARTY HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE REQUIREMENTS OF LAW. EACH PARTY HERETO AGREES THAT THE ADMINISTRATIVE AGENT RETAINS THE RIGHT TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION SOLELY IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY COLLATERAL DOCUMENT.

(c)                EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, ANY CLAIM OR DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION, SUIT OR PROCEEDING IN ANY SUCH COURT.

(d)                TO THE EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL) DIRECTED TO IT AT ITS ADDRESS FOR NOTICES AS PROVIDED FOR IN SECTION 9.01 OR, IN THE CASE OF THE BORROWER, AS PROVIDED FOR IN SECTION 9.24. EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY LOAN DOCUMENT THAT SERVICE OF PROCESS WAS INVALID AND INEFFECTIVE. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE REQUIREMENTS OF LAW.

Section 9.11.          Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.12.          Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

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Section 9.13.          Confidentiality.

(a)                Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees, servicers, financing sources, trustees and agents, including accountants, legal counsel and other agents and advisors (collectively, the “Representatives”) on a “need to know” basis solely in connection with the transactions contemplated hereby (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential and any failure of such Persons to comply with this Section 9.13 shall constitute a breach of this Section 9.13 by the Administrative Agent or the relevant Lender, as applicable); (b) (x) to the extent requested by any regulatory authority (including the National Association of Insurance Commissioners), required by applicable law or by any subpoena or similar legal process or (y) necessary in connection with the exercise of remedies; provided that, (i) in each case, unless specifically prohibited by applicable law or court order, each Lender and the Administrative Agent shall promptly notify the Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency or other routine examinations of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information and (ii) in the case of clause (y) only, each Lender and the Administrative Agent shall use commercially reasonable efforts to ensure that such Information is kept confidential in connection with the exercise of such remedies, and provided, further, that in no event shall any Lender or the Administrative Agent be obligated or required to return any materials furnished by Holdings or any of its Subsidiaries, (c) to any other party to this Agreement, (d) subject to an acknowledgment and acceptance by the relevant recipient that such Information is being disseminated on a confidential basis (on substantially similar terms to those of this Section or as otherwise reasonably acceptable to the Borrower and the Administrative Agent), to any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or prospective Participant in, any of its rights or obligations under this Agreement, (e) with the consent of the Borrower, (f) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than Holdings or the Borrower or (g) subject to the Borrower’s prior approval of the information to be disclosed (not to be unreasonably withheld), to Moody’s or S&P on a confidential basis in connection with obtaining or maintaining ratings. In addition, the Agents and the Lenders may disclose the existence of this Agreement and publicly available information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments and the Borrowings hereunder. For the purposes of this Section, “Information” means all information received from Holdings or the Borrower relating to Holdings, the Borrower, any Subsidiary or their business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by Holdings or the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b)                EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN SECTION 9.13(a) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING HOLDINGS, THE BORROWER, THE LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL

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NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

(c)                ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT, WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT HOLDINGS, THE BORROWER, THE OTHER LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

Section 9.14.          No Fiduciary Duty. Each of the Administrative Agent, each Collateral Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Loan Parties, their stockholders and/or their respective affiliates. Each Loan Party agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and such Loan Party, its respective stockholders or its respective affiliates, on the other. Each Loan Party acknowledges and agrees that: (i) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Loan Parties, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender, in such capacity, has assumed an advisory or fiduciary responsibility in favor of any Loan Party, its respective stockholders or its respective affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Loan Party, its respective stockholders or its respective Affiliates on other matters) or any other obligation to any Loan Party except the obligations expressly set forth in the Loan Documents and (y) each Lender, in such capacity, is acting solely as principal and not as the agent or fiduciary of such Loan Party, its respective management, stockholders, creditors or any other Person. Each Loan Party acknowledges and agrees that such Loan Party has consulted its own legal, tax and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto.

Section 9.15.          Several Obligations. The respective obligations of the Lenders hereunder are several and not joint and the failure of any Lender to make any Loan or perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder.

Section 9.16.          USA PATRIOT Act. Each Lender that is subject to the requirements of the USA PATRIOT Act hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the USA PATRIOT Act.

Section 9.17.          Disclosure. Each Loan Party and each Lender hereby acknowledges and agrees that the Administrative Agent and/or its Affiliates from time to time may hold investments in, make other loans to or have other relationships with any of the Loan Parties and their respective Affiliates.

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Section 9.18.          Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens for the benefit of the Administrative Agent and the Lenders, in assets which, in accordance with Article 9 of the UCC or any other applicable Requirements of Law, can be perfected only by possession. If any Lender (other than the Administrative Agent) obtains possession of any Collateral, such Lender shall notify the Administrative Agent thereof; and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or the applicable Collateral Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions. Notwithstanding anything contained herein to the contrary, the Collateral Agent shall not have any duty to solicit the delivery of any Collateral to it, any co-collateral agent appointed by it, or the Administrative Agent.

Section 9.19.          Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable Requirements of Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.20.          Parallel Debt Provisions. Each of the parties hereto hereby agrees to the provisions on “parallel debt” set forth on Schedule 9.20 as if the same were set forth in full herein, and such provisions are hereby incorporated herein by reference.

Section 9.21.          Conflicts. Notwithstanding anything to the contrary contained herein or in any other Loan Document, in the event of any conflict or inconsistency between this Agreement and any other Loan Document, the terms of this Agreement shall govern and control; provided that in the case of any conflict or inconsistency between the First Lien Intercreditor Agreement or an Acceptable Intercreditor Agreement and this Agreement or any other Loan Document, the terms of the First Lien Intercreditor Agreement or such Acceptable Intercreditor Agreement shall govern and control.

Section 9.22.          Release of Guarantors. Notwithstanding anything in Section 9.02(b) to the contrary, (a) any Subsidiary Guarantor shall automatically be released from its obligations hereunder (and its Loan Guaranty shall be automatically released) (i) upon the consummation of any transaction or series of related transactions permitted by this Agreement, if, as a result thereof, such Guarantor ceases to be a Subsidiary (including by merger or dissolution); (ii) if such Subsidiary Guarantor qualifies as an “Excluded Subsidiary”; provided that a Subsidiary Guarantor will not be released from its Guarantee on the basis of qualifying as an Excluded Subsidiary by virtue of becoming a non-Wholly-Owned Subsidiary if (a) such Person is an Excluded Subsidiary as a result of (x) the Disposition or issuance of equity interests to an affiliate (other than an entity that is a bona fide Joint Venture whose Capital Stock is owned by a Wholly-Owned Subsidiary of the Borrower and an unaffiliated third party), (y) any transaction not entered into in good faith and for a legitimate business purpose, or any transaction consummated for purposes of circumventing any requirements under this Agreement, or (z) the Disposition or issuance of equity interests for less than Fair Market Value (as determined in good faith by the Borrower), or (b) there is insufficient investment capacity to permit the release in accordance with the terms of this Agreement (it being agreed that the release of any Subsidiary Guarantor from its obligations under the Loan Guaranty if such Subsidiary

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Guarantor becomes an Excluded Subsidiary of the Borrower is deemed to have made a new Investment in such Person for purposes of Section 6.06 (as if such Person were then newly acquired) in an amount equal to the portion of the fair market value of the net assets of such Person attributable to the Borrower’s equity interest therein as estimated by the Borrower in good faith and such Investment is permitted pursuant to Section 6.06 (other than Section 6.06(f)) at such time); or (iii) upon the occurrence of the Termination Date. In connection with any such release, the Administrative Agent and each applicable Collateral Agent shall promptly execute and deliver to the relevant Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence termination or release. Any execution and delivery of documents pursuant to the preceding sentence of this Section 9.22 shall be without recourse to or warranty by the Administrative Agent (other than as to the Administrative Agent’s authority to execute and deliver such documents).

Section 9.23.          Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and each party hereto agrees and consents to, and acknowledges and agrees to be bound by:

(a)                the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)                the effects of any Bail-in Action on any such liability, including, if applicable:

(i)                 a reduction in full or in part or cancellation of any such liability;

(ii)               a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)             the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority

Section 9.24.          Appointment of Process Agent. The Borrower hereby irrevocably and unconditionally appoints Cogency Global Inc. with an office on the date hereof at 10 E. 40th Street, 10th Floor, New York, New York 10016, United States and its successors hereunder (the “Process Agent”), as its authorized agent to receive on behalf of the Borrower and its properties service of copies of the summons and complaint and any other process which may be served in any such suit, action or proceeding brought in any U.S. federal or New York state court sitting in the Borough of Manhattan, in the City of New York (or any appellate court therefrom). Such service may be made by mailing or delivering a copy of such process to the Borrower in care of the Process Agent at the address specified above for the Process Agent, and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. The Borrower further consents to service of process which may be served in any action or suit brought in any U.S. federal or New York state court sitting in the Borough of Manhattan, in the City of New York (or any appellate court therefrom) by mailing copies thereof by registered or certified mail, postage prepaid, to the Borrower at its address for notices hereunder, such service to become effective 30 days after mailing. Failure of the Process Agent to give notice to the Borrower or failure of the Borrower to receive notice of such service of

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process shall not affect in any way the validity of such service on the Process Agent or the Borrower. The Borrower covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the designation of the Process Agent above in full force and effect, and to cause the Process Agent to act as such. In the event that at any time such Process Agent shall for any reason cease to maintain an office in the Borough of Manhattan in New York City, or cease to act as Process Agent, then, as an alternate method of service, the Borrower irrevocably consents to the service of any and all process in any such suit, action or proceeding in any U.S. federal or New York state court sitting in the Borough of Manhattan, in the City of New York (or any appellate court therefrom) by delivering via international recognized courier service of copies of such process to the Borrower at its address specified in Section 9.01. The Borrower acknowledges and agrees that nothing in this Section 9.24 shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction. The Borrower irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.25.          Judgment Currency. If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder to any party hereunder in one currency into another currency, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which in accordance with normal banking procedures such party could purchase the first currency with such other currency in New York City on the day which is two Business Days prior to the day on which final judgment is rendered. To the fullest extent permitted by law, the obligation of any party in respect of any sum payable hereunder by it to any other party hereunder shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than Dollars (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by such other party of any sum adjudged to be so due in the Judgment Currency such other party may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency which could have been so purchased is less than the sum originally due to such other party in the Agreement Currency, such first party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such other party against such deficiency, and, if the amount of the Agreement Currency which could have been so purchased exceeds the sum originally due to such other party, such other party agrees to remit to such first party such excess; provided that neither the Administrative Agent nor any Lender or Collateral Agent shall have any obligation to remit any such excess as long as the Borrower shall have failed to pay the Administrative Agent or any Lender or Collateral Agent, as the case may be, any obligations due and payable under this Agreement, in which case such excess may be applied to such obligations of the Borrower hereunder in accordance with the terms of this Agreement.

Section 9.26.          International Banking Facility. The Borrower, a nonbank entity located outside the United States, understands that it is the policy of the Federal Reserve Board that extensions of credit by international banking facilities, such as the Loans hereunder, may be used only to finance operations of the Borrower, or that of the Borrower’s affiliates, outside the United States.

Section 9.27.          [Reserved].

Section 9.28.          Acknowledgment Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit

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Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States):

(a)                In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States.

(b)                As used in this Section 9.28, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i)                 a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b)

(ii)               a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)             a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

Section 9.29.          Amendment and Restatement; No Novation. In order to facilitate this amendment and restatement and otherwise to effectuate the desires of the Borrower, the Administrative Agent, the Collateral Agent and the Lenders:

(a)                The Borrower, the Administrative Agent, the Collateral Agent and the Lenders hereby agree that, on the Closing Date, the terms and provisions of the Existing First Lien Credit Agreement shall be and hereby are amended and restated in their entirety by the terms, conditions and provisions of this Agreement, and the terms and provisions of the Existing First Lien Credit Agreement, except as otherwise expressly provided herein, shall be superseded by this Agreement.

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(b)                Notwithstanding this amendment and restatement of the Existing First Lien Credit Agreement, including anything in this Section 9.29, and of any related “Loan Documents” (as such term is defined in the Existing First Lien Credit Agreement and referred to herein, individually or collectively, as the “Prior Loan Documents”), (a) all Secured Obligations (as defined in the Existing First Lien Credit Agreement) outstanding under the Existing First Lien Credit Agreement and other Prior Loan Documents (the “Existing Obligations”) shall continue as Secured Obligations hereunder. As reduced or modified by the terms of this Agreement, to the extent not repaid on or before the Closing Date, (b) each of this Agreement and any other Loan Document (as defined herein) that is amended and restated in connection with this Agreement is given as a substitution for, and not as a payment of, the indebtedness, liabilities and Existing Obligations of the Borrower and each Loan Party under the Existing First Lien Credit Agreement or any other Prior Loan Document and (c) neither the execution and delivery of such documents nor the consummation of any other transaction contemplated hereunder shall constitute a novation of the Existing First Lien Credit Agreement or of any of the other Prior Loan Documents or any obligations thereunder.

[Signature Pages Follow]

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APPENDIX 7

DEED OF RELEASE

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Dated this                    2023

B E T W E E N :

DIGICEL INTERMEDIATE HOLDINGS LIMITED

and

DIGICEL INTERNATIONAL FINANCE LIMITED

and

DIGICEL LIMITED

and

DIGICEL HOLDINGS (BERMUDA) LIMITED

and

THE SUPPORTING SHAREHOLDER (as defined herein)

and

THE DIFL SCHEME CREDITORS (as defined herein)

and

THE DL SCHEME CREDITORS (as defined herein)

_________________________________________________

DEED OF RELEASE

_________________________________________________

Conyers Dill & Pearman Limited

Barristers & Attorneys

Hamilton, Bermuda

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CONTENTS

1.	Definitions and interpretation	1
2.	Limitations	2
3.	Exculpation	3
4.	Release by the Scheme Companies	3
5.	Releases by Third Parties	5
6.	Further Assurance	6
7.	Waiver	6
8.	Severability	6
9.	Agreement	7
10.	Governing Law	7
11.	Counterparts	7
12.	Enforcement	7

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THIS DEED is dated [●] 2023 and executed and delivered by

(1)	Digicel Intermediate Holdings Limited, incorporated under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Registration Number 55586 (“DIHL”);

(2)	Digicel International Finance Limited, incorporated under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Registration Number 202302649 (“DIFL”);

(3)	Digicel Limited, incorporated under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Registration Number 53898 (“DL”);

(4)	Digicel Holdings (Bermuda) Limited, incorporated under the laws of Bermuda, with its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Registration Number 36253 (“DHL”);

(5)	Denis O’Brien, or any entities directly or indirectly controlled by Denis O’Brien which hold a claim against or direct or indirect interest in any Company Party (the “Supporting Shareholder”);

(6)	The DIFL Scheme Creditors, as defined in the Schedule hereto, executed by DIFL pursuant to the power of attorney granted to it on behalf of the DIFL Scheme Creditors under the DIFL Scheme; and

(7)	The DL Scheme Creditors, as defined in the Schedule hereto, executed by DL pursuant to the power of attorney granted to it on behalf of the DL Scheme Creditors under the DL Scheme.

RECITALS:

(A)	The Restructuring has been consummated pursuant to the scheme of arrangement of DIFL and DIHL under section 99 of the Companies Act (the “DIFL Scheme”) and the scheme of arrangement of DL under section 99 of the Companies Act (the “DL Scheme” and together with the DIFL Scheme the “Schemes of Arrangement”).

(B)	The Parties enter into this Deed to provide for and support from the Scheme Effective Date all of the release and exculpation provisions pursuant to and contemplated in the Schemes of Arrangement and the Restructuring Support Agreement.

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

In this Deed, capitalised terms shall have the meaning given to them in the Schedule of this Deed.

1.2	Construction

(A)	In this Deed, unless expressly provided for herein:

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(1)	references to clauses are references to clauses of this Deed;

(2)	references to a person include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(3)	references to a statute or statutory provision include references to the same as subsequently modified, amended or re-enacted from time to time;

(4)	references to a document shall include that document as amended or amended and restated from time to time, as applicable;

(5)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(6)	headings to clauses are for ease of reference only and shall not affect the interpretation of this Deed;

(7)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto, provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to the Schemes, been made in accordance with the terms of the Schemes of Arrangement; and

(8)	references to an agreement, deed or document will include any schedules, annexes and appendices to such agreement, deed or document.

(B)	It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand.

(C)	Every Releasing Party executing a counterpart signature page to this Deed shall be bound as a Party.

1.3	Third party rights

(A)	Unless expressly provided to the contrary in this Deed or as set out in paragraph (B) below, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 2016 to enforce or to enjoy the benefit of any term of this Deed.

(B)	Each Released Party or Exculpated Party not a signatory to this Deed may rely on this Deed and enforce and enjoy the benefit of this Deed.

2.	Limitations

2.1	The releases, waivers, settlements and discharges effected by the terms of Clause 3 (Exculpation), Clause 4 (Release by the Scheme Companies) and Clause 5 (Release by Third Parties) shall not extend to or otherwise impair or prejudice any Excluded Claims.

2.2	Entry of the Scheme Sanction Order shall constitute the Bermuda Court’s approval of the releases described in the Restructuring Proceeding Documents, which includes by reference each of the related provisions and definitions contained in the Restructuring Proceeding Documents.

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3.	Exculpation

Except as otherwise specifically provided in the Restructuring Proceeding Documents, none of the Exculpated Parties shall have or incur, and each Exculpated Party will be exculpated from, any Claim, cause of action or Liability for any act or omission in connection with, related to, or arising out of the Restructuring Proceedings, the negotiation of any settlement or agreement, contract, instrument, statement, release, or document created or entered into in connection with the Restructuring Proceeding Documents or in the Restructuring Proceedings (including any documents and transactions effectuated prior to the PSL Issue Date related thereto), the pursuit of sanctioning, confirmation, and consummation of the Restructuring Proceeding Documents, the preparation and distribution of the Restructuring Proceeding Documents, the Restructuring Support Agreement (including each Term Sheet attached thereto), the Restructuring Documents, any offer, issuance, and distribution of any securities issued or to be issued under or in connection with the Restructuring Proceeding Documents, any other act taken or omitted to be taken in connection with or in contemplation of the restructuring of the Scheme Companies or the administration of the Restructuring Proceeding Documents or the property to be distributed under the Restructuring Proceeding Documents, occurring prior to the Scheme Effective Date, except for any act or omission that is determined in a final order to have constituted wilful misconduct actual fraud, or gross negligence. Each Exculpated Party shall be entitled to reasonably rely upon the advice of counsel concerning its duties pursuant to, or in connection with, the Restructuring Proceeding Documents. The Exculpated Parties have, and upon sanctioning or other approval of the Restructuring Proceeding Documents shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Companies Act, the Bankruptcy Code, and/or other applicable law with regard to the distributions of the securities pursuant to the Restructuring Proceeding Documents and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of votes, acceptances, or rejections of the Restructuring Proceeding Documents or of such distributions made pursuant to the Restructuring Proceeding Documents. The exculpation provided herein shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.

4.	Release by the Scheme Companies

4.1	Pursuant to the Companies Act, contract and/or other applicable law, and except as otherwise specifically provided in the Restructuring Proceeding Documents, on and after the Scheme Effective Date, the Released Parties shall be deemed conclusively, absolutely, unconditionally, irrevocably and forever released by the Scheme Companies, the Reorganised Scheme Companies, and their estates, in each case on behalf of themselves and their respective successors, assigns, and representatives and any and all other Persons that may purport to assert any cause of action derivatively, by or through the foregoing Persons, from any and all Claims, obligations, debts, rights, suits, damages, causes of action, remedies, Liabilities, counterclaims, or defences of any kind whatsoever (including any derivative claims, asserted or assertable on behalf of the Scheme Companies, the Reorganised Scheme Companies, or their estates), whether known or unknown, foreseen or unforeseen, matured or unmatured, asserted or unasserted, fixed or contingent, direct or indirect, secured or unsecured, joint and/or several, due or not due, liquidated or unliquidated, existing or hereinafter arising, in law, equity, or otherwise, whether for tort, fraud, contract, violations of federal or state laws, or otherwise, including avoidance actions, those causes of action based on veil piercing or alter-ego theories of liability, contribution, indemnification, joint liability, or otherwise that the Scheme Companies, the Reorganised Scheme Companies, their estates, and their Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Entity or that any Holder of a Claim or Interest or other Entity would have been legally entitled to assert derivatively for or on behalf of the Scheme Companies, the Reorganised Scheme Companies, their estates, or their Affiliates, based on, relating to, or in any manner arising from, in whole or in part:

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(A)	the Scheme Companies, the Reorganised Scheme Companies, their estates, the conduct of the Scheme Companies’ businesses, the Restructuring Proceedings, the Scheme Companies’ in- or out-of-court restructuring efforts (or any transactions effectuated prior to the PSL Issue Date related thereto), intercompany transactions, and the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Documents;

(B)	any Restructuring Proceeding Document, any other Restructuring Document, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Restructuring Proceeding Documents or the reliance by any Released Party on the Restructuring Proceeding Documents in lieu of such legal opinion) created or entered into in connection with the Restructuring Proceeding Documents or any other Restructuring Document;

(C)	the purchase, sale, or rescission of the purchase or sale of any security of the Scheme Companies or the Reorganised Scheme Companies, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Restructuring Proceeding Documents, or the business or contractual arrangements between the Scheme Companies and any Released Party, or the restructuring of Claims against and Interests in the Scheme Companies prior to or in the Restructuring Proceedings;

(D)	the negotiation, formulation, preparation, or performance of or under the Restructuring Proceeding Documents, the Restructuring Support Agreement (including each Term Sheet attached thereto), any other Restructuring Document, or, in each case, related agreements, instruments, or other documents, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Scheme Effective Date, other than Claims or Liabilities arising out of or relating to any act or omission of a Released Party that is determined in a final order to have constituted wilful misconduct, actual fraud, or gross negligence; provided, that if any Released Party directly or indirectly brings or asserts any Claim or cause of action that has been released or is contemplated to be released pursuant to the Restructuring Proceeding Documents in any way arising out of or related to any document or transaction that was in existence prior to the Scheme Effective Date against any other Released Party, and such Released Party does not abandon such Claim or cause of action upon request, then the release set forth in the applicable Restructuring Proceeding Document shall automatically and retroactively be null and void ab initio with respect to the Released Party bringing or asserting such Claim or cause of action; provided, further, that the immediately preceding proviso shall not apply to (i) any action by a Released Party in the Bermuda Court or the Bankruptcy Court (or any other court determined to have competent jurisdiction), including any appeal therefrom, to prosecute the amount, priority, or secured status of any Claim arising prior to the PSL Issue Date against the Scheme Companies or (ii) any release or indemnification provided for in any settlement or granted under any other court order; provided, further, that, in the case of (i) and (ii), the Scheme Companies shall retain all defences related to any such action. Notwithstanding anything contained herein to the contrary, the foregoing release shall not release any post-Scheme Effective Date obligation of any party under the Restructuring Documents or any document, instrument, or agreement executed to implement the Restructuring Documents or any Claim arising under the Restructuring Documents; and

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(E)	for the avoidance of doubt, no releases provided by the Scheme Companies in connection with any of the Schemes of Arrangement shall purport to release any of the Released Parties for any actions or omissions which amount to wilful misconduct, actual fraud, or gross negligence.

5.	Releases by Third Parties

5.1	Except as otherwise specifically provided in the Restructuring Proceeding Documents, on and after the Scheme Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released the Released Parties from any and all Claims, Interests, obligations, debts, rights, suits, damages, Causes of Action, remedies, Liabilities, counterclaims, or defences of any kind whatsoever, whether known or unknown, foreseen or unforeseen, matured or unmatured asserted or unasserted, fixed or contingent, direct or indirect, secured or unsecured, joint and/or several, due or not due, liquidated or unliquidated, existing or hereinafter arising, in law, equity, or otherwise, whether for tort, fraud, contract, violations of federal or state laws, or otherwise, including avoidance actions, those causes of action based on veil piercing or alter-ego theories of liability, contribution, indemnification, joint liability, or otherwise that such Releasing Party would have been legally entitled to assert (whether individually or collectively), based on, relating to, or in any manner arising from, in whole or in part:

(A)	the Scheme Companies, the Reorganised Scheme Companies, their estates, the conduct of the Scheme Companies’ businesses, the Restructuring Proceedings, the Scheme Companies’ in- or out-of-court restructuring efforts (or any transactions effectuated prior to the PSL Issue Date related thereto), intercompany transactions, and the formulation, preparation, dissemination, negotiation, or filing of any other Restructuring Document;

(B)	any Restructuring Proceeding Document, other Restructuring Document, contract, instrument, release, or other agreement or document (including providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Restructuring Proceeding Documents or the reliance by any Released Party on the Restructuring Proceeding Documents in lieu of such legal opinion) created or entered into in connection with the Restructuring Proceeding Documents or any other Restructuring Document;

(C)	the purchase, sale, or rescission of the purchase or sale of any security of the Scheme Companies or the Reorganised Scheme Companies, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Restructuring Proceeding Documents, the business or contractual arrangements between the Scheme Companies and any Released Party (excluding any assumed executory contract or lease) or the restructuring of Claims against and Interests in the Scheme Companies prior to or in the Restructuring Proceedings;

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(D)	the negotiation, formulation, preparation, or performance of or under the Restructuring Proceeding Documents, the Restructuring Support Agreement (including each Term Sheet attached thereto), any other Restructuring Document, or, in each case, related agreements, instruments, or other documents, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Scheme Effective Date, other than Claims or Liabilities arising out of or relating to any act or omission of a Released Party that is determined in a final order to have constituted wilful misconduct, actual fraud, or gross negligence; provided, that if any Released Party directly or indirectly brings or asserts any Claim or cause of action that has been released or is contemplated to be released pursuant to the Restructuring Proceeding Documents in any way arising out of or related to any document or transaction that was in existence prior to the Scheme Effective Date against any other Released Party, and such Released Party does not abandon such Claim or cause of action upon request, then the release set forth in the applicable Restructuring Proceeding Document shall automatically and retroactively be null and void ab initio with respect to the Released Party bringing or asserting such Claim or cause of action; provided, further, that the immediately preceding proviso shall not apply to (i) any action by a Released Party in the Bermuda Court or the Bankruptcy Court (or any other court determined to have competent jurisdiction), including any appeal therefrom, to prosecute the amount, priority, or secured status of any Claim arising prior to the PSL Issue Date against the Scheme Companies or (ii) any release or indemnification provided for in any settlement or granted under any other court order; provided, further, that, in the case of (i) and (ii), the Scheme Companies shall retain all defences related to any such action. Notwithstanding anything contained herein to the contrary, the foregoing release shall not release any post-Scheme Effective Date obligation of any party under the Restructuring Documents or any document, instrument, or agreement executed to implement the Restructuring Documents or any Claim arising under the Restructuring Documents; and

(E)	for the avoidance of doubt, no releases provided by the Releasing Parties in connection with any of the Schemes of Arrangement shall purport to release any of the Released Parties for any actions or omissions which amount to wilful misconduct, actual fraud, or gross negligence.

6.	Further Assurance

Each Party shall, upon the reasonable written request and at the cost of such requesting Party execute such further releases, receipts and such other documents as may be necessary to perfect or give effect to the provisions of this Deed.

7.	Waiver

7.1	A waiver of any term, provision or condition of, or consent granted under, this Deed shall be effective only if given in writing and signed by the relevant waiving or consenting Party and then only in the instance and for the purpose for which it is given.

7.2	No failure or delay on the part of any Party in exercising any right, power or privilege under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.3	No breach of any provision of this Deed shall be waived or discharged except with the express written consent of the affected Parties.

7.4	The rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

8.	Severability

If, at any time, any provision of this Deed is or becomes illegal or invalid or unenforceable in any respect under the law of any jurisdiction, that provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Deed under the law of that jurisdiction shall in any way be affected or impaired thereby.

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9.	Agreement

If this Deed becomes ineffective as a Deed, it shall be binding on each of the Parties as if it were duly signed as an agreement.

10.	Governing Law

This Deed and any non-contractual obligations arising out of or in connection with it are governed by Bermuda law.

11.	Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

12.	Enforcement

(A)	The courts of Bermuda have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection with this Deed) (a “Dispute”).

(B)	The Parties agree that the courts of Bermuda are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

THIS DEED has been entered into and delivered as a deed on the date stated at the beginning of this Deed.

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Schedule

Defined Terms

In this Deed, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Additional Subscription Election”

means

(A)  in respect of the DIFL Scheme, a right of each DIFL Subordinated Noteholder that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with the applicable provisions of, the Solicitation Statement) of Exit Preferred Shares and [8,479,98] DHL Shares; and

(B)   in respect of the DL Scheme, a right of each DL Scheme Creditor that makes a Commitment Payment Election, to subscribe for its Pro Rata Portion (as defined in, and in accordance with, the applicable provisions of the Solicitation Statement) of Exit Preferred Shares and [8,479,984] DHL Shares.

in each case, with the number of DHL Shares set forth above being subject to adjustment based on the funded amount of Exit Preferred Shares (as defined in the Solicitation Statement) and consisting of up to 20.00% of DHL Shares outstanding after the Restructuring.

“Administrative Agent”	means Citibank, N.A.
“Administrator Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, accrued or incurred by the Holding Trustee in any and all capacities.
“Advisor Released Parties”	means, collectively, in each case in its capacity as such (i) the Digicel Advisors; (ii) the DIFL Secured Ad Hoc Group Advisors; and (iii) the PCG Ad Hoc Group Advisors.
“Affiliate”	shall have the meaning set forth in section 101(2) of the Bankruptcy Code.
“Agents”	means the Administrative Agent and the Collateral Agent.

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“Amended and Restated Credit Agreement”	means the Credit Agreement as amended, substantially in the form appended to the Explanatory Statement, subject to any amendments made in accordance with the DIFL Scheme.
“Amended Organisational Documents”	means the amended and restated bye-laws of DHL together with any amendment to DHL’s memorandum of association required to give effect to any issuances pursuant to the Schemes of Arrangement.
“Amendment and Restatement Agreement”	means the amendment and restatement agreement between, amongst others, DIFL, DIHL, the Administrative Agent, the Collateral Agent and the Existing Notes Trustee with respect to the Credit Agreement.
“Bankruptcy Code”	means title 11 of the United States Code, 11 U.S.C. § § 101-1532, as amended
“Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.
“Beneficial Interest”	means an interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes (as applicable), which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.
“Bermuda Court”	means the Supreme Court of Bermuda.
“Chapter 15 Documents”	means the documents filed in relation to a Chapter 15 Proceeding.
“Chapter 15 Proceeding”	means a case commenced by DIFL and DL in the Bankruptcy Court under chapter 15 of the Bankruptcy Code for recognition and enforcement of the Schemes of Arrangement.
“Claims”	shall have the meaning given to that term in section 101(5) of the Bankruptcy Code.
“Collateral Agent”	means Citibank, N.A.
“Company Parties”	means the Scheme Companies and DHL.
“Companies Act”	means the Companies Act 1981 of Bermuda, as amended.
“Credit Agreement”	means the first lien credit agreement dated as of May 25, 2017 by and among, amongst others, DIFL as co-borrower, DIFL US Finance LLC, as co-borrower, the Administrative Agent, and the lenders party thereto.

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“DGHL”	means Digicel Group Holdings Limited.
“DHL”	shall have the meaning set forth in paragraph (4) of the preamble to this Deed.
“Diameter”	means Diameter Capital Partners L.P.
“DIFL”	shall have the meaning set forth in paragraph (2) of the preamble to this Deed.
“DIFL Claims/Interest”	means, collectively, any Claim held by a Party against, or Interest held by a Party in, DIFL.
“DIFL Noteholders”	means a person who has a Beneficial Interest in the Existing DIFL Notes and who is the owner of the ultimate economic interest in any of the Existing DIFL Notes.
“DIFL Scheme”	shall have the meaning given to that term in Recital (A).
“DIFL Scheme Claims”

means:

(A) any Claim of a DIFL Scheme Creditor against either DIFL or DIHL, arising directly or indirectly out of, or in relation to and/or in connection with:

(i)       in respect of the DIFL Scheme Claims of the DIFL Secured Noteholders, the Existing DIFL Secured Notes and/or the Existing DIFL Secured Notes Indenture;

(ii)      in respect of the DIFL Scheme Claims of the DIFL Unsecured Noteholders, the Existing DIFL Unsecured Notes and/or the Existing DIFL Unsecured Notes Indenture;

(iii)     in respect of the DIFL Scheme Claims of the DIFL Subordinated Noteholders, the Existing DIFL Subordinated Notes and/or the Existing DIFL Subordinated Notes Indenture; and/or

(iv)     in respect of the DIFL Schemes Claims of the Term Loan Lenders, the Term Loans, the Credit Agreement and/or the Intercreditor Agreement,

in each case, whether before, at or after the Record Date (provided that, solely for voting purposes, all DIFL Scheme Claims shall be determined by reference to the relevant principal amount of Existing DIFL Notes or Term Loans (as the case may be) excluding any accrued interest or other amounts) and excluding any Excluded Claims.

“DIFL Scheme Consideration”	means (a) the DIFL Secured Notes Consideration to be issued to the DIFL Secured Noteholders pursuant to the terms of the DIFL Scheme; (b) the DIFL Unsecured Notes Consideration to be issued to the DIFL Unsecured Noteholders pursuant to the terms of the DIFL Scheme; (c) the Term Loan Consideration to be issued to the Term Loan Lenders pursuant to the terms of the DIFL Scheme; (d) the Equitisation Shares to be issued to DIFL Subordinated Noteholders pursuant to the DIFL Scheme; and (e) the Additional Subscription Election to be issued to DIFL Subordinated Noteholders pursuant to the DIFL Scheme.

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“DIFL Scheme Creditors”	means (i) the DIFL Noteholders and (without double counting in each case), the Existing Depository Nominee, any Intermediaries and the Existing Notes Trustee; and (ii) the Term Loan Lenders.
“DIFL Secured Ad Hoc Group”	means the ad hoc group of certain DIFL Secured Noteholders, and Term Loan Lenders advised by the DIFL Secured Ad Hoc Group Advisors.
“DIFL Secured Ad Hoc Group Advisors”	means (i) Paul Hastings LLP; (ii) Evercore Group LLC; (iii) ASW Law Limited; and (iv) with the consent of the Company Parties, any barrister or other law firm retained on behalf of the DIFL Secured Ad Hoc Group, as advisors to the DIFL Secured Ad Hoc Group.
“DIFL Secured Debt Work Payment”	means an amount equal to 1.932% of the aggregate principal amount of (a) the DIFL Secured Notes outstanding on the Scheme Effective Date; plus (b) the Term Loans outstanding on the Scheme Effective Date, which shall be payable in kind through the issuance on a dollar for dollar basis of (as applicable) either additional New Secured Notes or New Term Loans at the option of: (i) each member of the PCG Ad Hoc Group; (ii) each member of the DIFL Secured Steering Committee; and (iii) Diameter, as allocated and payable in accordance with the terms of the Restructuring Support Agreement.
“DIFL Secured Noteholder”	means a person who has a Beneficial Interest in the Existing DIFL Secured Notes and who is the owner of the ultimate economic interest in any of the Existing DIFL Secured Notes.
“DIFL Secured Notes Consideration”	means (i) an amount equal to: (a) the aggregate principal amount of the New Secured Notes minus (b) the aggregate principal amount of New Secured Notes issued on account of the DIFL Secured Notes Commitment Payment and the DIFL Secured Debt Work Payment (issued in the form of New Secured Notes); and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the DIFL Secured Noteholders’ DIFL Scheme Claims as at the Scheme Effective Date.
“DIFL Secured Notes Commitment Payment”	means with respect to each applicable DIFL Secured Noteholder, a principal amount of New Secured Notes equal to 5.0% of the principal amount of such DIFL Secured Noteholder’s DIFL Scheme Claims as at the Scheme Effective Date.

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“DIFL Secured Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee under or in connection with the Existing DIFL Secured Notes Documents.
“DIFL Secured Steering Committee”	means those members of the DIFL Secured Ad Hoc Group party to that certain confidentiality and non-disclosure agreement, by and among DGHL and such member, executed on or before 31 March, 2023.
“DIFL Subordinated Noteholder”	means a person who has a Beneficial Interest in the Existing DIFL Subordinated Notes and who is the owner of the ultimate economic interest in any of the Existing DIFL Subordinated Notes.
“DIFL Subordinated Notes Consideration”	means the Equitisation Shares and the Additional Subscription Election.
“DIFL Subordinated Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee under or in connection with the Existing DIFL Subordinated Notes Indenture.
“DIFL Unsecured Noteholder”	means a person who has a Beneficial Interest in the Existing DIFL Unsecured Notes and who is the owner of the ultimate economic interest in any of the Existing DIFL Unsecured Notes.
“DIFL Unsecured Notes Commitment Payment”	means with respect to a DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 5.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim as at the Scheme Effective Date.
“DIFL Unsecured Notes Consideration”	means (i) an amount equal to (a) the aggregate principal amount of the Take-Back Notes; minus (b) the aggregate principal amount of the Take-Back Notes issued on account of the DIFL Unsecured Notes Commitment Payment and the DIFL Unsecured Notes Work Payment; and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid cash interest on the DIFL Unsecured Notes as at the Scheme Effective Date.
“DIFL Unsecured Notes Work Payment”	means with respect to an applicable DIFL Unsecured Noteholder, a principal amount of Take-Back Notes equal to 2.0% of the principal amount of such DIFL Unsecured Noteholder’s Scheme Claim (including, for the avoidance of doubt, accrued but unpaid PIK interest which has capitalised in accordance with the Existing DIFL Unsecured Notes Indenture).

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“DIFL Unsecured Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee under or in connection with the Existing DIFL Unsecured Notes Indenture.
“Digicel Advisors“	means (i) DC Advisory LLC, (ii) Island Capital Management Services Limited, (iii) Davis Polk & Wardwell LLP, (iv) Conyers, Dill & Pearman Limited, and (v) the Information Agent.
“DIHL”	shall have the meaning set forth in paragraph (1) of the preamble to this Deed.
“Dispute”	shall have the meaning given to that term in clause 12(A) of this Deed.
“DL”	shall have the meaning set forth in paragraph (3) of the preamble to this Deed.
“DL Claims/Interest”	means, collectively, any Claim held by a Party against, or Interest held by a Party in, DL.
“DL Noteholders”	means a person who has a Beneficial Interest in the Existing DL Notes and who is the owner of the ultimate economic interest in any of the Existing DIL Notes.
“DL Notes Trustee”	means Deutsche Bank Trust Company Americas, as trustee under the Existing DL Notes Indenture.
“DL Scheme”	shall have the meaning given to that term in Recital (A).
“DL Scheme Claims”	means any Claim of a DL Scheme Creditor against DL arising directly or indirectly out of, or in relation to and/or in connection with the Existing DL Notes, and/or the Existing DL Notes Indenture, whether before, at or after the Record Date (provided that for voting purposes, DL Scheme Claims shall be determined by reference to the relevant principal amount of Existing DL Notes excluding any accrued interest or other amounts due pursuant to the Existing DL Notes or the Existing DL Notes Indenture), other than, in each case, Excluded Claims.
“DL Scheme Consideration”	means (a) the Equitisation Shares; and (b) the Additional Subscription Election, to be distributed to the DL Noteholders in accordance with the terms of the DL Scheme.
“DL Scheme Creditors”	means DL Noteholders and (without double counting in each case), the Existing Depository Nominee and the DL Notes Trustee.

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“DTC”	means The Depository Trust Company.
“DTC Participant”	means the holder recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.
“Eligible Recipient”

means:

(A)  in respect of the DIFL Scheme, a DIFL Subordinated Noteholder that (i) provided a notification to DIFL in the form contained in the Instruction Packet (as defined in the Solicitation Statement) as to the identity of the person who is to be the registered holder of such DIFL Subordinated Noteholder’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition (as defined and described in the Solicitation Statement); and

(B)   in respect of the DL Scheme, a DL Noteholder that (i) provided a notification to DL in the form contained in the Instruction Packet (as defined in the Solicitation Statement) as to the identity of the person who is to be the registered holder of such DL Noteholder’s Equitisation Shares; and (ii) to the extent applicable, has satisfied the Beneficial Ownership Condition (as defined and described in the Solicitation Statement).

“Entity”	shall have the meaning set forth in section 101(15) of the Bankruptcy Code.
“Equitisation Shares”

Means:

(A)  in respect of the DIFL Scheme, [5,266,724] [1] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DIFL Subordinated Noteholders’ designations pursuant to the designation procedure set out in the Exchange Offer Memorandum) as at the Record Date; and

(B)   in respect of the DL Scheme, [19,703,645] [2] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement).

_______________________

[1]	To consist of 12.42% of DHL Shares outstanding immediately after the Restructuring (on the basis that all Eligible Recipients validly tender by the Early Tender Date (as defined and described in the Exchange Offer Memorandum).

[2]	To consist of 46.47% of the DHL Shares outstanding immediately after the Restructuring.

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“Exchange Offer Memorandum”	means the exchange offer memorandum and consent solicitation statement relating to the Existing DIFL Subordinated Notes dated 21 August 2023.
“Excluded Claims”

means:

(A)  in respect of the DIFL Scheme (i) Scheme Costs; (ii) Claims on account of, under or in connection with DIFL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of clause 12.3 of the DIFL Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claims in respect of rights created under the DIFL Scheme and/or which arise as a result of a failure by either DIFL or DIHL or any party to the DIFL Scheme to comply with any terms of the DIFL Scheme from and after the Scheme Effective Date; (iv) any Claim that any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors, respectively, arising out of breaches of duty of care with respect to any attorneys or financial advisers to their clients in accordance with their respective engagement terms; and (v) any Claims arising from or relating to actual fraud, gross negligence, wilful misconduct, wilful default, or dishonesty; and

(B)   in respect of the DL Scheme (i) Scheme Costs; (ii) Claims on account of, under or in connection with DL Scheme Consideration, except such Claims that upon the expiration of the Holding Period become subject to the provisions of clause 8.3 of the DL Scheme and applicable provisions of the Holding Trust Deed; (iii) any Claims in respect of rights created under the DL Scheme and/or which arise as a result of a failure by DL or any party to the DL Scheme to comply with any terms of the DL Scheme from and after the Scheme Effective Date; (iv) any Claim that any member of the PCG Ad Hoc Group or DIFL Secured Ad Hoc Group may have against of the PCG Ad Hoc Group Advisors or DIFL Secured Ad Hoc Group Advisors, respectively, arising out of breaches of duty of care with respect to any attorneys or financial advisers to their clients in accordance with their respective engagement terms; and (v) any Claims arising from or relating to actual fraud, gross negligence, wilful misconduct, wilful default, or dishonesty.

A-7-18

“Exculpated Party”	means, collectively, and in each case in its capacity as such: (a) the Company Parties; (b) the Reorganised Scheme Companies; (c) each current and former Affiliate of each Entity listed in (a) and (b); (d) the current and former officers, directors, and managers of the Company Parties; (e) the PCG Ad Hoc Group and each member thereof; (f) the DIFL Secured Ad Hoc Group and each member thereof; (g) the Agents; (h) the DIFL Scheme Creditors; (i) the DL Scheme Creditors; (j) the Trustees; (k) the Supporting Shareholder; and (l) with respect to each of the foregoing clauses (a) through (k), to the fullest extent permitted by law, such person’s Related Parties.
“Existing Depositary Nominee”	means Cede & Co as the entity in whose name the Existing DIFL Notes and the Existing DL Notes as applicable are registered and who acts as the depository and nominee for DTC with respect to the Existing DIFL Notes and the Existing DL Notes.
“Existing DIFL Notes”	means, collectively the Existing DIFL Secured Notes, the Existing DIFL Subordinated Notes and the Existing DIFL Unsecured Notes.
“Existing DIFL Secured Notes”	means the 8.750% Senior Secured Notes due 2024 co-issued by DIFL and DIHL pursuant to the Existing DIFL Secured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election.
“Existing DIFL Secured Notes Documents”	means the Existing DIFL Secured Notes Indenture, together with related documents.
“Existing DIFL Secured Notes Indenture”	means that certain indenture, dated as of March 15, 2019 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as co-issuers, the guarantors party thereto and the DIFL Secured Notes Trustee governing the Existing DIFL Secured Notes.
“Existing DIFL Subordinated Notes”	means the 8.0% Subordinated Notes due 2026, co-issued by DIFL and DIHL pursuant to the Existing DIFL Subordinated Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election.

A-7-19

“Existing DIFL Subordinated Notes Indenture”	means that certain indenture dated as of May 22, 2020 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as co-issuers, the guarantors party thereto and the DIFL Subordinated Notes Trustee governing the Existing DIFL Subordinated Notes.
“Existing DIFL Unsecured Notes”	means the 13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by DIFL and DIHL pursuant to the Existing DIFL Unsecured Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election.
“Existing DIFL Unsecured Notes Indenture”	means that certain indenture dated as of May 22, 2020 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DIHL, as successor to DHL, and DIFL, as co-issuers, the guarantors party thereto and the DIFL Unsecured Notes Trustee governing the Existing DIFL Unsecured Notes.
“Existing DL Notes”	means the 6.750% Senior Notes due 2023 issued by DL pursuant to the Existing DL Notes Indenture, including any such notes which have been assigned replacement CUSIPs in connection with the Commitment Payment Election.
“Existing DL Notes Indenture”	means that certain indenture dated as of March 3, 2015 (as amended, modified, or supplemented from time to time in accordance with the terms thereof) between DL, as issuer, the guarantors party thereto and the DL Notes Trustee governing the Existing DL Notes.
“Existing Notes”	means the Existing DIFL Secured Notes, Existing DIFL Subordinated Notes, Existing DIFL Unsecured Notes, and Existing DL Notes.
“Existing Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing DIFL Secured Notes Indenture, the Existing DIFL Subordinated Notes Indenture, the Existing DIFL Unsecured Notes Indenture, the Existing DL Notes Indenture, and the Intercreditor Agreement; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).

A-7-20

“Existing Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the either Existing DIFL Secured Notes Indenture, the Existing DIFL Subordinated Notes Indenture, the Existing DIFL Unsecured Notes Indenture, the Existing DL Notes Indenture, or any related documents, or otherwise accrued or incurred in connection with the assignment of replacement CUSIPs, in connection with the Commitment Payment Election.
“Explanatory Statement”

means that composite explanatory statement (including all appendices) dated [●] 2023 relating to the Schemes of Arrangement and distributed to:

(A)  the DIFL Scheme Creditors pursuant to the Convening Order, which is required to be issued to DIFL Scheme Creditors pursuant to section 100 of the Companies Act; and

(B)   the DL Scheme Creditors pursuant to the Convening Order, which is required to be issued to DL Scheme Creditors pursuant to section 100 of the Companies Act.

“Guarantor”	means each and every Affiliate that has guaranteed repayment of any Scheme Claims.
“Holder”	means an Entity holding any DIFL Claims/Interests or DL Claims/Interests.
“Holding Period”	means the date falling 18 months after the Scheme Effective Date.
“Holding Trust”

means

(A)   in respect of the DIFL Scheme, the trust established on or around the Scheme Effective Date for the purposes of holding DIFL Subordinated Notes Consideration payable or attributable to any Ineligible Recipient; and

(B)    in respect of the DL Scheme, means the trust established on or around the Scheme Effective Date for the purposes of holding the Equitisation Shares or other DHL Shares payable or attributable to any Ineligible Recipient.

“Holding Trust Deed”	means the trust deed constituting each respective Holding Trust in substantially the same form annexed to the Explanatory Statement .

A-7-21

“Holding Trustee”	means Conyers Trust Company (Bermuda) Limited.
“Ineligible Recipient”	means (A) in respect of the DIFL Scheme, a DIFL Subordinated Noteholder that is not an Eligible Recipient; and (B) in respect of the DL Scheme, a DL Scheme Creditor that is not an Eligible Recipient.
“Information Agent”	means Epiq Corporate Restructuring, LLC.
“Intercreditor Agreement”	means the first lien intercreditor agreement dated as of March 15, 2019 among DIFL, the other grantors party thereto, the Agents and the Existing Notes Trustee.
“Interest”	means any equity, shares (or any class thereof), common stock, preferred stock, limited liability company interests, and any other equity, ownership, or profit interests of the Company, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, or other equity, ownership, or profit interests of the Company.
“Intermediary”

means:

(A)  in respect of the Existing DIFL Notes, a person who is not a DIFL Noteholder because it is not the owner of the ultimate economic interest in such Existing DIFL Notes but who holds a Beneficial Interest in any of such Existing DIFL Notes on behalf of another person or persons; and

(B)   in respect of the Existing DL Notes a person who is not a DL Noteholder because it is not the owner of the ultimate economic interest in such Existing DL Notes but who holds a Beneficial Interest in any of such Existing DL Notes on behalf of another person or persons.

“Liability” or “Liabilities”	means any debt, liability, or obligation of a person, whether it is present, future, prospective, actual or contingent, whether it is known or unknown, whether or not it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute or otherwise, in Bermuda or any other jurisdiction, or in any manner whatsoever.

A-7-22

“Majority DIFL Scheme Creditors”	means the DIFL Noteholders and Term Loan Lenders whose DIFL Scheme Claims constitute at the relevant time more than 50 percent of the aggregate principal amount of the DIFL Scheme Claims held at the relevant time by the DIFL Noteholders and the Term Loan Lenders.
“Majority DL Scheme Creditors”	means the DL Noteholders whose DL Scheme Claims constitute at the relevant time more than 50 percent of the aggregate principal amount of the DL Scheme Claims held at the relevant time by the DL Noteholders.
“MIP”	means the management incentive plan to be adopted by the Reorganised Scheme Companies.
“MIP Documentation”	means the material documentation in relation to the MIP.
“New Holdco”	means Digicel MidCo Limited, an exempted company incorporated in Bermuda with registration number 202302676 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“New Intercreditor Agreement”	means the new intercreditor agreement in substantially the same terms as described in the Explanatory Statement.
“New Secured Noteholder”	means the holder of the New Secured Notes.
“New Secured Notes”	means the new secured notes to be issued by DIFL pursuant to the New Secured Notes Indenture (such amount being comprised of amounts on account of the DIFL Secured Notes Consideration, the DIFL Secured Notes Commitment Payment and the proportion of the DIFL Secured Debt Work Payment to be issued as New Secured Notes).
“New Secured Notes Indenture”	means the indenture to be entered into between DIFL and the New Secured Notes Trustee pursuant to which the New Secured Notes will be issued on terms substantially consistent with the description of the secured notes contained in the Solicitation Statement appended to the Explanatory Statement.
“New Secured Notes Trustee”	means Wilmington Savings Fund Society, FSB, in its capacity as indenture trustee under or in connection with the New Secured Notes Indenture.
“New Security Documents”	means any amendments, amendments and restatements, modifications, variations, grant, re-grant or change of whatever description to any document creating or granting a mortgage, lien, charge or security interest of whatever description in respect of the Existing DIFL Secured Notes or Term Loans that is necessary in order for such document to continue to secure the New Secured Notes and/or the New Term Loans on the same basis as it did prior to the Scheme Effective Date.

A-7-23

“New Term Loans”	means the term loans issued pursuant to and repayable by the borrowers under and in accordance with the Amended and Restated Credit Agreement (such amount being comprised of amounts on account of the Term Loan Consideration, the Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment issued as New Term Loans) and for the avoidance of doubt, all New Term Loans issued as Term Loan Consideration, the Term Loan Commitment Payment or applicable amounts of the DIFL Secured Debt Work Payment shall be deemed to be fully drawn without the need for any new monies to be advanced by any Term Loan Lenders.
“New Term Loans Lenders”	means the lenders of record as of the Scheme Effective Date under the Amended and Restated Credit Agreement.
“Parties”	means the parties to this Deed collectively.
“PCG Ad Hoc Group”	means the ad hoc group of Holders of Beneficial Interests in certain of the Existing Notes and Term Loan Lenders advised by the PCG Ad Hoc Group Advisors from time to time.
“PCG Ad Hoc Group Advisors”	means (i) Greenhill & Co, LLC as financial advisor; (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP as counsel; (iii) Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, as special counsel, (iv) Walkers (Bermuda) Limited; and (v) with the consent of the Company Parties, any barrister or other law firm retained (or on behalf of) the PCG Ad Hoc Group.
“Professional Fees”	means, collectively, the reasonable and documented fees, costs and expenses incurred in connection with the Restructuring, together with applicable taxes thereon (if any) of the following agreed professionals: (a) the PCG Ad Hoc Group Advisors, (b) the DIFL Secured Ad Hoc Group Advisors and (c) the Digicel Advisors.
“PSL Issue Date”	means [ ] 2023, being the date on which the Company issued a practice statement letter to its creditors in connection with the proposed Scheme of Arrangement to implement the relevant aspects of the Restructuring.
“Record Date”	means 4.00 p.m. on 15 August 2023 (New York time) in respect of the Schemes of Arrangement.
“Registration Rights Agreement”	shall have the meaning given to that term in the Solicitation Statement.

A-7-24

“Related Party”	means predecessors, successors and assigns, Affiliates, managed accounts or funds, and all of their respective current and former officers, directors, managers, investment committee members, special or other committee members, principals, stockholders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, investment advisors, participants, subsidiaries, members, partners, limited partners, general partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors or managers, and other professionals and advisors, and such persons’ respective heirs, executors, estates, servants, and/or nominees.
“Released Party”

means each of the following, and in each case, solely in its capacity as such:

(a) each Company Party;

(b) each Reorganised Scheme Company;

(c) each Company Party’s current and former officers, directors, and managers;

(d) the Agents;

(e) the Trustees;

(f) the Supporting Lenders;

(g) the DIFL Scheme Creditors and the DL Scheme Creditors;

(h) the Supporting Shareholder;

(i) the New Term Loans Lenders;

(j) the agent under the Amended and Restated Credit Agreement;

(k) the New Secured Noteholders;

(l) the New Secured Notes Trustee;

(m) the Take-Back Noteholders;

(n) the Take-Back Notes Trustee;

(o) the PCG Ad Hoc Group and each member thereof;

(p) the DIFL Secured Ad Hoc Group and each member thereof;

(q) each Advisor Released Party;

(r) each current and former Affiliate of each Entity in clause (a) through the following clause (s); and

(s) to the fullest extent permitted by law, each Related Party of each person and/or Entity in clause (a) through this clause (s),

provided, however, that in each case, an Entity shall not be a Released Party if it affirmatively opts out of the releases provided for herein in the Restructuring Proceedings.

A-7-25

“Releasing Party”

means each of the following, and in each case solely in its capacity as such:

(a) each Company Party;

(b) each Reorganised Scheme Company;

(c) each Company Party’s current and former officers, directors, and managers;

(d) the Agents;

(e) the Trustees;

(f) the Supporting Lenders;

(g) the DIFL Scheme Creditors and the DL Scheme Creditors;

(h) the Supporting Shareholder;

(i) the New Term Loans Lenders;

(j) the agent under the Amended and Restated Credit Agreement;

(k) the New Secured Noteholders;

(l) the New Secured Notes Trustee;

(m) the Take-Back Noteholders;

(n) the Take-Back Notes Trustee ;

(o) each current and former Affiliate of each Entity in clause (a) through the following clause (p); and

(p) each Related Party of each Entity in clause (a) through this clause (p),

provided, that the Supporting Parties shall not be obligated to provide any release on behalf of any entity that is not party to the Restructuring Support Agreement as of the Scheme Effective Date and the Company Parties shall provide any release on behalf of their subsidiaries.

“Reorganised Scheme Companies”	means, on and after the Scheme Effective Date, the Company Parties, as reorganised pursuant to the Restructuring Documents.
“Restructuring”	means the restructuring of the Company Parties’ capital structure (including the Existing Notes and the Term Loans) implemented pursuant to the Restructuring Proceedings as further described in each Explanatory Statement.

A-7-26

“Restructuring Documents”	means the Amendment and Restatement Agreement, the Amended and Restated Credit Agreement, the New Intercreditor Agreement, the New Secured Notes Indenture, the Take-Back Notes Indenture, the Holding Trust Deed, this Deed, the New Security Documents, the Registration Rights Agreement, the Amended Organisational Documents, the Services Agreement and any other document required to be entered into with the Supporting Shareholder pursuant to and in accordance with the Restructuring Support Agreement, the Governance Documentation (as defined in the Explanatory Statement), the Restructuring Proceeding Documentation (as defined in the Explanatory Statement), the MIP Documentation and any documents the Company and the Majority DIFL Scheme Creditors and/or the Majority DL Scheme Creditors consider to be reasonably required to effectuate the terms of the Schemes of Arrangement including, without limitation, any deeds or other documents of release required to compromise and/or release Scheme Claims against any Guarantor in accordance with the terms of the Schemes of Arrangement.
“Restructuring Proceedings”	means, collectively, the Schemes of Arrangement and the Chapter 15 Proceeding.
“Restructuring Proceeding Documents”	means, collectively, the Schemes of Arrangement Documents and the Chapter 15 Documents.
“Restructuring Support Agreement”	means that certain restructuring support agreement dated as of June 27, 2023 between, amongst others, DL, DHL, DIHL, DIFL, the Supporting Lenders and the Supporting Shareholder.
“RSA Effective Date”	means June 27, 2023.
“Scheme Claims”	means, as the context shall require, the DIFL Scheme Claims or the DL Scheme Claims.
“Scheme Companies”	means DIFL, DIHL, and DL.
“Scheme Convening Order”	means an order of the Bermuda Court convening the meetings of creditors of DIFL DIHL and DL in connection with the Schemes of Arrangement.
“Scheme Costs”	means the Liability of the Scheme Companies in respect of the fees, costs and expenses of the Advisor Released Parties (including the Professional Fees), the Existing Notes Trustee’s Fees and Expenses, and the Administrator Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Schemes of Arrangement.
A-7-27

“Scheme Effective Date”	means the date and time on which all conditions precedent to the effectiveness of each Scheme of Arrangement have been satisfied or waived (to the extent capable of waiver).
“Scheme Sanction Order”	means, collectively, orders of the Bermuda Court sanctioning the Schemes of Arrangement.
“Scheme of Arrangement Documents”	means in respect of each of the Schemes of Arrangement, the Scheme Convening Order, the Scheme Sanction Order, the Scheme of Arrangement and the material documents filed in relation thereto (including the practice statement letter, the explanatory statement, and any affidavits filed in evidence in connection therewith).
“Schemes of Arrangement”	shall have the meaning given to that term in Recital (A) to this Deed.
“Services Agreement”	means the services agreement to be entered between the Company Parties and the Supporting Shareholder.
“Solicitation Statement”	means the solicitation statement for schemes of arrangement relating to the Existing DL Notes and the Existing DIFL Secured Notes and the Existing DIFL Unsecured Notes dated as of August 21, 2023 and forming part of the Explanatory Statement.
“Supporting Lenders”	means, collectively, the Holders of, or nominees, investment advisors, sub-advisors, or managers to funds and/or accounts that hold or beneficially hold DIFL Scheme Claims or DL Scheme Claims that have executed the Restructuring Support Agreement as at the RSA Effective Date and any other person or Entity that became a Supporting Lender by executing a joinder or transfer agreement (in each case, to the extent permitted by the Restructuring Support Agreement).
“Supporting Parties”	means the Supporting Lenders and the Supporting Shareholder.
“Supporting Shareholder”	means Denis O’Brien or any entities directly or indirectly controlled by Denis O’Brien that holds Claims or Interests in any Company Party.
“Take-Back Noteholders”	means the holders of the Take-Back Notes.
“Take-Back Notes”	means the new take-back notes to be issued by New Holdco pursuant to the Take-Back Notes Indenture (such amount being comprised of (i) the DIFL Unsecured Notes Consideration; (ii) the DIFL Unsecured Notes Commitment Payment; (iii) the DIFL Unsecured Notes Work Payment; and (iv) the accrued, unpaid and capitalised PIK interest on the DIFL Unsecured Notes as at the Scheme Effective Date).

A-7-28

“Take-Back Notes Indenture”	means the indenture to be entered into between New Holdco and the Existing Notes Trustee pursuant to which the Take-Back Notes will be issued on terms substantially consistent with the description of the senior unsecured notes contained in the Solicitation Statement appended to the Explanatory Statement.
“Take-Back Notes Trustee”	means Wilmington Savings Fund Society, FSB as trustee under the Take-Back Notes Indenture.
“Term Loan Commitment Payment”	means with respect to each applicable Term Loan Lender, a principal amount of New Term Loans equal to 5.0% of the principal amount of such Term Loan Lender’s Scheme Claim which shall be paid as an increase to the principal amount of such Term Loan Lender’s allocation of New Term Loans under the Amended and Restated Credit Agreement.
“Term Loan Consideration”	means (i) an amount equal to (a) the aggregate principal amount of all New Term Loans; minus (b) the aggregate principal amount of New Term Loans issued on account of the DIFL Term Loan Commitment Payment and the proportion of the DIFL Secured Debt Work Payment (issued in the form of New Term Loans); and (ii) a cash payment equal to the aggregate amount of all accrued and unpaid interest on account of the Term Loan Lenders’ DIFL Scheme Claims as at the Scheme Effective Date.
“Term Loans”	means the term loans extended by the lenders pursuant to the Credit Agreement.
“Term Loan Lenders”	means the lenders of record as of the Record Date under the Credit Agreement.
“Term Sheet”	means each term sheet annexed to the Restructuring Support Agreement, as the context may require.
“Trustees”	means the DIFL Secured Notes Trustee, the DIFL Unsecured Notes Trustee, the DIFL Subordinated Notes Trustee, the DL Notes Trustee, and the Holding Trustee.

A-7-29

APPENDIX 8

HOLDING TRUST DEED

A-8-1

Conyers revisions – 2 October 2023

DL Purpose Trust

Trust Deed

DIGICEL LIMITED

DIGICEL HOLDINGS (BERMUDA) LIMITED

CONYERS TRUST COMPANY (BERMUDA) LIMITED

EPIQ CORPORATE RESTRUCTURING, LLC

A-8-2

1	DEFINITIONS AND CONSTRUCTION	1
2	PURPOSES	4
3	ACCUMULATION OF INCOME	6
4	TERMINATION PROVISIONS	6
5	ADMINISTRATION AND MANAGEMENT	6
6	GOVERNING LAW AND FORUM	7
7	IRREVOCABLE TRUST AND POWER TO VARY	7
8	ENFORCEMENT	7
9	CONFIDENTIALITY	7
10	PARTIAL INVALIDITY	7
11	COUNTERPARTS	8
12	NOTICES	8

SCHEDULE A		10
A.1	INCORPORATION BY REFERENCE	10
A.2	FURTHER POWERS	10

SCHEDULE B		11
B.1	WIDTH OF DISCRETIONS	11
B.2	RELEASE OR RESTRICTION OF POWERS	11
B.3	INDEMNITY	11
B.4	EXCLUSION OF LIABILITY	12
B.5	SUPERVISION OF OFFICERS OF CORPORATIONS	13
B.6	CHARGING CLAUSES	13
B.7	INCIDENTAL PROFITS	13
B.8	CONFLICTS OF INTEREST	14
B.9	PERSONS WHO MAY SERVE AS TRUSTEE	14
B.10	NUMBER OF TRUSTEES	14
B.11	POWER OF APPOINTMENT AND REMOVAL OF NEW TRUSTEE	14
B.12	RESIGNATION OR REMOVAL OF THE TRUSTEE	15

A-8-3

Conyers revisions – 2 October 2023

THIS TRUST is made 2023 BY

DIGICEL LIMITED an exempted company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (the “Scheme Company”);

DIGICEL HOLDINGS (BERMUDA) LIMITED an exempted company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (“DHL” and together with the Scheme Company the “DL Entities”);

CONYERS TRUST COMPANY (BERMUDA) LIMITED, a company incorporated under the laws of Bermuda and having its registered office at Richmond House, 12 Par-La-Ville Road, Hamilton HM CX, Bermuda (the “Trustee"); and

EPIQ CORPORATE RESTRUCTURING, LLC a domestic limited liability company incorporated under the laws of New York], with its registered address at 777 Third Avenue, 12th Floor, New York, NY 10017, United States in its capacity as information agent (the “Information Agent”)

WHEREAS:-

(A)	In furtherance of the Scheme (as defined below) the parties intend hereby to create a trust for purposes within the meaning of the Trusts (Special Provisions) Act 1989, as amended, in the manner hereinafter appearing and the Trustee wishes to declare that having received on or before the date hereof the Initial Fund it holds the same upon the trusts and with and subject to the powers and provisions hereinafter contained;

(B)	Further property may hereafter from time to time be paid or transferred to or otherwise vested in the Trustee to be held upon the trusts of this Trust; and

(C)	This Trust shall be known as the "DL Purpose Trust" or by any other name as the Trustee from time to time determine.

NOW THIS DEED WITNESSES as follows:-

1.	DEFINITIONS AND CONSTRUCTION In this Trust where the context admits:

1.1	"assets" means any investments, money and property of any kind so that this expression shall be construed according to the widest generality and any reference in this Trust to any asset other than money shall include the proceeds of sale of the asset;

A-8-4

1.2	“Beneficial Ownership Condition” means the requirement for ultimate beneficial owner who would, assuming the consummation of the Scheme and the satisfaction of each condition thereto, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares (each as defined in the Scheme) to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda;

1.3	"charitable purposes" means those purposes and objects recognized as charitable by the Governing Law;

1.4	"charity" means any trust, foundation, institution, corporation or unincorporated body in any part of the world established exclusively for charitable purposes;

1.5	"corporation" or "corporate body" means any body, public or private, incorporated anywhere in the world and includes any company or corporation whether limited by shares or by guarantee and any other legal entity or organization, such as without limitation, a limited partnership, a general partnership, limited liability company or a limited duration company;

1.6	“DHL Shares” means the class A voting common shares or class B non-voting common shares in the share capital of DHL;

1.7	“DL Holding Period” means the period from the Scheme Effective Date to the Termination Date;

1.8	“DL Commitment Payment” shall have the meaning given to it in the Scheme;

1.9	“DL Scheme Consideration” shall have the meaning given to it in the Scheme; 1.10 “DL Scheme Creditor” shall have the meaning given to it in the Scheme;

1.11	“DL Work Payment” shall have the meaning given to it in the Scheme;

1.12	“Eligible Recipient” means a DL Scheme Creditor, that (a) provided an [Equity Registration Form] to the Scheme Company in connection with the Scheme as to the identity of the person who is to be the registered holder of such DL Scheme Creditor’s DHL Shares on account of their DL Scheme Consideration, DL Commitment Payment and DL Work Payment (each as defined in the Scheme); and (b) to the extent applicable, has satisfied the Beneficial Ownership Condition, and the terms of this Trust;

1.13	“Equitisation Shares” means [19,703,645] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DL Scheme Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement);

A-8-5

1.14	“Explanatory Statement” the composite explanatory document (including all appendices) dated [●] October 2023 relating to the Scheme, mailed to the DL Scheme Creditors and available to DL Scheme Creditors pursuant to section 100 of the Companies Act 1981 of Bermuda;

1.15	"the Governing Law" means the law which governs all matters of validity, construction, effect and administration of the trusts, powers and provisions of this Trust;

1.16	“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality;

1.17	“Ineligible Recipient” means a DL Scheme Creditor that is not an Eligible Recipient; 1.18 "the Initial Fund" means US$100.00(One Hundred United States dollars);

1.19	“Information Packet” mean the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement;

1.20	"person" means any individual or corporation and shall be taken to include any charity (whether or not incorporated) and any non-charitable unincorporated body;

1.21	“Restructuring Documents” has the meaning given to that term in the Scheme;

1.22	“Satisfactory CDD” means customer due diligence which has been approved by the Trustee’s internal compliance procedures implemented to address anti-money laundering and/or antiterrorist financing activities as the same may apply in the jurisdiction of the Trustee by its regulators, which may be in addition to the requirements for the Beneficial Ownership Condition as provided for in the Scheme

1.23	"securities" includes shares, stocks, bonds, notes, debentures and debenture stock and any interest of a member in a corporation (and any options or warrants in respect of any of them) and includes securities payable to bearer and otherwise transferable by delivery, with or without endorsement;

1.24	“Scheme” means the scheme of arrangement in relation to the Scheme Company approved by the Bermuda Courts on [insert date] 2023

1.25	“Scheme Effective Date” means [insert date] 2023;

1.26	“Solicitation Statement” means the solicitation statement relating to among other things, the Scheme, dated 21 August 2023;

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1.27	"taxes" means any tax, duty or other fiscal imposition arising anywhere in the world;

1.28	"Termination Date" means 5pm (Bermuda time) on the date falling 18 months from the Scheme Effective Date[1];

1.29	"this Trust" means the trust created by and includes all references to this deed and the schedules;

1.30	"trust corporation" has the meaning, if any, given to that term under the Governing Law for the time being;

1.31	"the Trust Fund" means:-

1.31.1	the Initial Fund; and

1.31.2	the DHL Shares representing (a) DL Scheme Consideration; and (b) any applicable DL Commitment Payment or DL Work Payment that, in each case is attributable to Ineligible Recipients pursuant to the terms of the Scheme and any dividends or distributions which accrue thereon following the Scheme Effective Date and prior to the Termination Date;

1.31.3	any assets added to the Trust Fund; and

1.31.4	the assets from time to time representing the same respectively;

1.32	references to the Trustee, the Information Agent or any other person shall be construed as to include their respective successors in title, permitted assigns and permitted transferees;

1.33	words in the singular include the plural and words in the plural include the singular; and

1.34	words importing any gender shall include both the other genders.

2.	PURPOSES

2.1	The Trustee shall hold the Trust Fund and the income of the Trust Fund on trust to pay or apply all or any part or parts of the Trust Fund and the income of the Trust Fund, at such time or times and in such manner, for or towards or in furtherance of the following purposes as the Trustee may in its discretion think fit.

2.2	The purposes of this Trust are, in accordance with the Scheme, to receive such number of DHL Shares attributable to Ineligible Recipients pursuant to the terms of the Scheme, and thereafter, in furtherance of the Scheme, to deal with such DHL Shares as follows:-

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2.2.1	At any time prior to the Termination Date, but subject to receipt of the information provided for in Clause 2.4, upon receipt by the Trustee, the Information Agent and the Scheme

Company from a DL Scheme Creditor which was an Ineligible Recipient of:

(i)	the Equity Registration Form from the Ineligible Recipient and any other documentation reasonably required for such Ineligible Recipient to be considered an Eligible Recipient, and, if applicable, satisfied the Beneficial Ownership Condition; and

(ii)	completion of Satisfactory CDD;

the Trustee shall transfer, or arrange the transfer, to such DL Scheme Creditor (or to such person as they shall direct in writing) such number of DHL Shares to which they are entitled in accordance with the Scheme as determined by the Information Agent together with any dividends or distributions paid on account thereof following the Scheme Effective Date;

2.3	In carrying out the purposes of this Trust, the Trustee may:

2.3.1	exercise any rights attaching to the DHL Shares as may be appropriate to carry out the purposes of this Trust in accordance with the terms of this Trust and in a manner consistent with Section 8 of the Scheme; and

2.3.2	do all other acts and things as may be incidental to, expedient or desirable to further, the purposes described above as the Trustee in its discretion thinks fit.

2.4	The Information Agent shall provide the Trustee and the Scheme Company with:

2.4.1	details (including the amount) of all DHL Shares which are to be transferred to the Trustee pursuant to the Scheme and all DL Scheme Creditors (to the extent known) that it understands are entitled to such DHL Shares;

2.4.2	to the extent known, specific details of the DL Scheme Consideration (and any applicable DL Commitment Payment and/or DL Work Payment) that a DL Scheme Creditor shall be entitled to receive from the Trust upon becoming an Eligible Recipient; and

2.4.3	such other information as either or both of them may reasonably require to determine the entitlement of the DL Scheme Creditors to the Trust Fund or otherwise carry out the purposes of this Trust.

2.5	The DL Entities shall provide the Information Agent and the Trustee with any information which the Information Agent or the Trustee may reasonably specify as being necessary, expedient or

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desirable to enable the Information Agent or the Trustee to perform their respective obligations hereunder and carry out the purposes of this Trust.

2.6	On the Scheme Effective Date, the assets required to be issued, transferred or allocated (as applicable) to the Trustee under the Scheme, comprising the DHL Shares to which any Ineligible Recipient is entitled, shall be issued, transferred or allocated (as applicable) to or in the name of the Trustee who shall hold such assets subject to the trusts powers and provisions of this Trust.

2.7	The Trustee is hereby instructed, pursuant to this Trust (and, for the avoidance of doubt, by each of the DL Scheme Creditors pursuant to Section 8 of the Scheme) to comply with the terms of this Trust and the Scheme.

3	ACCUMULATION OF INCOME

The Trustee shall, until the Termination Date, hold any income of the Trust Fund not so paid or applied pursuant to Clause 2.2.1 of this Trust upon trust to accumulate and hold the same as an accretion to the capital of the Trust Fund.

4	TERMINATION PROVISIONS

On the Termination Date, the Trustee shall cease the accumulation of income and cease application of the capital of the Trust Fund towards the purposes of the Trust (as described under Clause 2) and shall hold the whole entirety of the then Trust Fund, including any DHL Shares then held by the Trustee, together with any remaining income therefrom, for DHL absolutely.

5	ADMINISTRATION AND MANAGEMENT

5.1	The Trustee shall conduct the affairs of this Trust in such manner as it may consider appropriate, and it may make such arrangements in relation to the administration of this Trust as it considers advisable to further the purposes of this Trust.

5.2	The Trustee shall in addition and without prejudice to all other powers at law have the powers and immunities set out in (a) Schedules A and B hereof; and (b) the Schedule to section 17 of The Trusts (Special Provisions) Act 1989 (except those contained in Clauses 3(b) and 4(6) thereof) which shall be incorporated herein by reference to form Clause A.1 of Schedule A hereto and renumbered to follow sequentially without the incorporation of the above mentioned excepted clauses provided that all references to a beneficiary or beneficiaries in such Schedule shall be deemed to refer to the purposes of this Trust and additionally the Trustee shall have the powers and provisions set out in Clause A.2 of Schedule A provided that the Trustee shall not exercise any of its powers other than in furtherance of the Scheme and the purposes of this Trust.

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6	GOVERNING LAW AND FORUM

The Governing Law of this Trust shall be the law of Bermuda and the exclusive forum for the administration of this Trust shall be the Courts of Bermuda.

7	IRREVOCABLE TRUST AND POWER TO VARY

This Trust is irrevocable provided however that the Trustee may by writing (but only with the prior written consent of the Scheme Company, DHL and the Information Agent) vary, add to, alter or amend any or all of the provisions of this Trust (including, without limitation, the purposes in clause 2 of this Trust) as the Trustee in its absolute discretion thinks fit, PROVIDED THAT any such amendment or variation shall not be inconsistent with the terms of the Scheme or any Restructuring Document or materially prejudice the interests of the Ineligible Recipients.

8	ENFORCEMENT

The Scheme Company shall be the person with the power under section 12B of the Trust (Special Provisions) Act 1989, as amended, to make application to the Courts of Bermuda for the enforcement of the trusts powers and provisions of this Trust.

9	CONFIDENTIALITY

9.1	Each Party shall keep confidential any and all confidential information that it may acquire in relation to the business or affairs of the other Party.

9.2	Neither Party shall use the other Party’s confidential information for any purpose other than to perform its obligations under this Trust or the Scheme. Each Party shall ensure that its officers and employees comply with the provisions of this Clause 1.

9.3	The obligations on a Party set out in Clause 9.1 shall not apply to any information which:

9.3.1	is publicly available or becomes publicly available through no act or omission of that Party;

9.3.2	a Party is required to disclose by order of a court of competent jurisdiction; or

9.3.3	as may be required in accordance with the terms of the Scheme.

9.4	The provisions of this Clause 9 shall survive the termination of this Trust for a period of 2 years from termination.

10	PARTIAL INVALIDITY

Any provision of this Trust that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability without invalidating the

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remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction (to the fullest extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

11	COUNTERPARTS

This Trust may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument. Delivery of a counterpart signature page by e-mail transmission of an Adobe Portable Document Format file (or similar electronic record) shall be effective as delivery of an executed counterpart signature page.

12	NOTICES[2]

Any notice required to be given under this Trust shall be in writing in the English language and shall be served by sending the same by prepaid recorded post, facsimile, email or by delivering the same by hand to the address of the Party or Parties in question as set out below (or such other address as such Party or Parties shall notify the other Parties of in accordance with this clause). Any notice sent by post as provided in this clause shall be deemed to have been served five Business Days after despatch and any notice sent by facsimile or email as provided in this clause shall be deemed to have been served at the time of despatch and in proving the service of the same it will be sufficient to prove in the case of a letter that such letter was properly stamped, addressed and placed in the post; and in the case of a facsimile or an email, that such facsimile or email was duly despatched to a current facsimile number or email address of the addressee.

Name:	Digicel Limited

Address:

Fax:

Email:

Name:	Digicel Holdings (Bermuda) Limited

Address:

Fax:

Email:

Name:	Conyers Trust Company (Bermuda) Limited

Address:	Richmond House, 12 Par la Ville Road, Hamilton HM 11, Bermuda

Fax:

Email:

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Name:	Epiq Corporate Restructuring LLC

Address:

Fax:

Email:

IN WITNESS WHEREOF the parties have executed this Trust and has delivered it on dating it with the date written at the beginning.

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SCHEDULE A

In furtherance of the purposes of this Trust and the Scheme (but subject to Clause 5.2 above) but not further or otherwise the Trustee shall have the following additional powers:-

A.1.	INCORPORATION BY REFERENCE

Further administrative powers incorporated by reference to the Trusts (Special Provisions) Act 1989, as amended.

A.2	FURTHER POWERS

A.2.1	to delegate to any person who is in the opinion of the Trustee qualified for that purpose the making and changing of investments of the Trust Fund provided that such person shall give to the Trustee a full and prompt account of such activities concerning the Trust Fund;

A.2.2	to employ any person firm or company not being a Trustee to manage or assist in managing the Trust Fund upon such reasonable terms as the Trustee thinks fit and to pay a secretary and other such officials or staff not being a trustee as the Trustee may in its discretion from time to time determine and to enter into agreements and to fix such reasonable salaries as the Trustee may deem proper and to enter into any service agreements which it shall consider to be necessary including power to determine any such employment upon such terms as the Trustee may decide and to make all reasonable and necessary provisions for the payment of pensions and superannuation to or on behalf of employees and their widows or widowers and dependants;

A.2.3	in respect of any property subject to the trust hereof to vest the same in any corporation or any other person or persons (whether or not being one or more of the Trustee) as nominee or nominees for the Trustee;

A.2.4	to make contributions as it may think fit or otherwise to assist (and whether out of capital or income) towards the purposes of this Trust;

A.2.5	to invest any moneys for the time being comprised in the Trust Fund and also in the hands of the Trustee and for the time being unapplied in the names or under the control of the Trustee in or upon any investments authorised by this deed with power to vary or transpose investments for or into others of any nature so authorised;

A.2.6	to establish such banking, investment and/or other financial accounts as may be necessary, desirable or expedient in order to carry out the purposes of this Trust and the terms of the Scheme; and

A.2.7	to do all such lawful acts or things as shall further the attainment of the purposes of this Trust and so far as may be necessary or expedient to do such acts or things in collaboration with any person.

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SCHEDULE B

Rights and Immunities of the Trustee

B.1	WIDTH OF DISCRETIONS

B.1.1	Subject to any requirement to obtain the prior consent of a third party, every power by this Trust or by law conferred on the Trustee shall confer an absolute discretion.

B.1.2	The Trustee may exercise any power by this Trust or by law conferred by majority. Any trustee who is not a member of such majority (including a dissenting trustee) shall be obliged to join in any deed or writing made, or act to be done, in the name of the Trustee pursuant to a majority decision of the Trustee if requested by the majority of the Trustee to do so.

B.2	RELEASE OR RESTRICTION OF POWERS

The Trustee may release or restrict the future exercise of any power by this Trust or by law conferred on the Trustee notwithstanding the fiduciary nature of such power. Any release or restriction shall bind any future trustee unless the contrary is expressly stated.

B.3	INDEMNITY

B.3.1	Subject to B.3.4 below, each trustee of this Trust shall be entitled to a full indemnity out of the capital and/or income of the Trust Fund in respect of any costs, expenses or any other liabilities of whatsoever nature (including any taxes and associated penalties and interest for which they are personally liable and any liability which may be payable to an Outgoing Trustee (as defined below)) incurred by the trustee in or about the professed execution of the trusts and powers of this Trust, but not in respect of any costs, expenses or any other liabilities incurred by any trustee in acting or omitting to act in a manner in which the trustee is not entitled to the protection of the exclusion of liability provisions contained in this Trust.

B.3.2	Subject to B.3.4 below, any of the Trustee (including an Outgoing Trustee as defined below) shall be entitled to assert a lien over any of the capital and/or income of the Trust Fund in order to secure his right of indemnity or, at his election, to release any capital and/or income of the Trust Fund subject to the recipient and/or the continuing trustee (as the case may be) granting to the trustee (and the trustee’s successors and assigns) a charge over the released assets securing the right of indemnity and/or an express indemnity.

B.3.3	Without prejudice to the entitlement of a retiring or removed trustee to request that the trustee be granted an express indemnity on retirement or removal, the rights of indemnity conferred by this Trust shall endure following the retirement or removal, death or (as the case may be) liquidation of a trustee (an "Outgoing Trustee") to the intent that an Outgoing Trustee and his personal representatives or (as the case may be) its liquidator shall be entitled to assert the same rights of

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indemnity in respect of costs, expenses or other liabilities of whatsoever nature (including any taxes for which the Outgoing Trustee is personally liable) as the Outgoing Trustee would have been entitled to assert had the Outgoing Trustee remained in office as a trustee of this Trust at the time when the right of indemnity is asserted.

B.3.4	Notwithstanding the Trustee’s right to an indemnity out of the Trust Fund as provided for in B.3.1 above, the DL Entities, jointly and severally, covenant and agree to indemnify the Trustee, Information Agent, and their employees, officers, directors, affiliates, and agents (each, an "Indemnified Party") and hold each Indemnified Party harmless from, and defend each Indemnified Party against, any and all claims, losses, actions, liabilities, reasonable costs, damages and reasonable expenses of any nature incurred by any Indemnified Party, arising out of or in connection with this Trust or with the administration of its duties hereunder, including but not limited to attorneys' fees, costs and expenses, except to the extent such loss, liability, damage, cost or expense shall have been finally adjudicated by a court of competent jurisdiction to have resulted solely from the Indemnified Party's own actual fraud or dishonesty. The foregoing indemnification and agreement to hold harmless shall survive the termination of this deed and the resignation or removal of the Trustee. Further, each Indemnified Party shall make any claim under the indemnity provided by B.3.4. against the DL Entities in priority to any assets held in the Trust and shall only make a claim against such assets if such a claim is not satisfied in full by the DL Entities.

B.4	EXCLUSION OF LIABILITY

B.4.1	In the professed execution of the trusts and powers of this Trust, the Trustee or member or officer or employee of any corporation which is a trustee of this Trust shall be liable for any loss to the Trust Fund and the income of the Trust Fund arising by reason of any improper investment made or retained in good faith, or for the negligence or fraud of any agent, nominee, delegate or sub-delegate appointed by or with the authority of the Trustee or any of them (notwithstanding that the appointment of the agent, nominee, delegate or sub-delegate was not strictly necessary or expedient), or by reason of any mistake or omission made in good faith by any trustee or the Information Agent, or by reason of any other matter or thing whatsoever undertaken in good faith, except actual fraud or dishonesty on the part of the particular trustee who is sought to be held liable.

B.4.2	Without prejudice to the generality of the foregoing:

B.4.2.1	in any case where the Trustee have appointed in good faith a person or persons to manage investments, the Trustee shall not be liable for any loss arising out of the failure of the investment policy implemented by or at the direction of that person or those persons; and

B.4.2.2	the exclusion of liability provided for above shall extend to any matter or thing arising out of any trustee, or any member or officer or employee of a corporate

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trustee, acting in good faith as a member or officer or employee of any corporation incorporated or acquired pursuant to the powers of the Trustee.

B.5	SUPERVISION OF OFFICERS OF CORPORATIONS

The Trustee shall not be bound or required to interfere in the management or conduct of the business of any corporation and may waive any requirement for the appointment of auditors or for the preparation of accounts even though the Trustee controls the whole or the majority of the securities of such corporation (or of its parent corporation). So long as the Trustee shall have no notice of any act of dishonesty or misappropriation of assets or other deliberate misconduct on the part of the officers or employees having the management of any corporation, the Trustee shall be at liberty to leave the conduct of its business (including the payment or non-payment of dividends) wholly to its officers or employees.

B.6	CHARGING CLAUSES

B.6.1	The Trustee shall be entitled to charge and be paid the fees for its services as may be agreed at the time of its appointment by the Scheme Company and the terms and conditions relating to fees may include provision for the subsequent variation of the fees from time to time with the agreement of the Scheme Company. In the absence of an agreement, any trust corporation or corporate trustee shall be entitled to charge and be paid fees for its services in accordance with its usual scale or schedule of fees from time to time in effect.

B.6.2	Notwithstanding the Trustee’ right to charge its fees, costs and expenses to the Trust Fund and the income of the Trust Fund as provided for above, the DL Entities shall pay the Trustee remuneration for its services as trustee of this Trust on such dates and at such rates as may from time to time agreed in writing between the DL Entities and the Trustee.

B.7	INCIDENTAL PROFITS

B.7.1	Any trustee or any member or officer or employee of any corporate trustee of this Trust may act as an officer or employee of any corporation (or of any subsidiary of such corporation) the securities of which are comprised in the Trust Fund and may retain any remuneration or other benefits received by virtue of the office or employment notwithstanding that any votes or other rights attaching to the securities have been instrumental in procuring or maintaining that person in the remunerated office or employment.

B.7.2	Any trustee or any member or officer or employee of any corporate trustee of this Trust or any corporation in the same group of corporations as any corporate trustee of this Trust shall be entitled to retain any brokerage or commission paid by any broker, agent or insurance office to that person (or his firm) in connection with the acquisition or dealing with any assets or the effecting of, or payment of, any premium on any policy subject or intended to become subject to this Trust; provided that such retention is conducted on an arm’s-length basis on customary terms.

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B.7.3	Any trustee or any firm or corporation of which a trustee is a member or officer or employee or any corporation in the same group of corporations as any corporate trustee of this Trust which carries on the business of banking or providing investment services may act as banker or investment adviser (as the case may be) to this Trust on the same terms as are offered to any ordinary customer without being liable to account for any profits arising therefrom.

B.8	CONFLICTS OF INTEREST

Any of the Trustee may join in exercising any of the powers by this Trust or by law conferred on the Trustee (whether of a beneficial or administrative nature) notwithstanding that such Trustee may have some other interest (either personally or in some other fiduciary capacity) in the manner or result of exercising the power; provided that such Trustee must provide sufficient prior written notice to the Scheme Company and the Information Agent of any such other interest to allow the Scheme Company to determine whether to replace such Trustee.

Appointment and Retirement of the Trustee

B.9	PERSONS WHO MAY SERVE AS TRUSTEE

B.9.1	Only a corporate trustee with necessary skills and experience to provide professional trustee services may be appointed and serve as a trustee of this Trust notwithstanding that the corporation is resident and/or domiciled, or incorporated and/or carrying on business, outside the jurisdiction of the Governing Law and that as a result of the appointment (and any retirement occurring in connection with the appointment) all, or a majority, of the Trustee is resident and/or domiciled, or incorporated and/or carrying on business, outside the jurisdiction of the Governing Law and carrying on the administration of this Trust outside the jurisdiction of the Governing Law and notwithstanding that all or any of the assets subject to the trusts of this Trust are situated in the jurisdiction of the Governing Law.

B.9.2	The power of appointing a new Trustee shall not be exercisable solely by virtue of a trustee remaining outside the jurisdiction of the Governing Law for any period.

B.10	NUMBER OF TRUSTEES

Subject to any express provision of this Trust to the contrary and without prejudice to any restriction under the Governing Law on the number of trustees necessary to give a receipt for capital money or otherwise, a single trustee may act for all the purposes of this Trust.

B.11	POWER OF APPOINTMENT AND REMOVAL OF NEW TRUSTEE

The power of appointing a new Trustee and the power to remove a Trustee of this Trust shall be exercisable by writing and shall be vested in the Scheme Company as set out below.

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B.12	RESIGNATION OR REMOVAL OF THE TRUSTEE

B.12.1	Any trustee may resign at any time and appoint one of its affiliates as successor by giving not less than 10 days prior written notice to the Scheme Company and the Information Agent (or such shorter period as may be agreed in writing between such trustee(s) and the Scheme Company, and copied to the Information Agent), subject to such successor satisfying the conditions of clause B.9.1 above and such successor agreeing in writing to be bound by the terms of the Scheme, this Trust and any other Restructuring Document applicable to it.

B.12.2.	Any trustee may resign at any time by giving 30 days prior written notice to the Scheme Company (or such shorter period as may be agreed in writing between such trustee and the Scheme Company and copied to the Information Agent), in which case the Scheme Company may appoint a successor Trustee in accordance with B.11 above.

B.12.3	If the Scheme Company has not appointed a successor trustee (i) in accordance with clause B.12.2 above within 30 days from the date of resignation is given; or (ii) in accordance with clause B.12.5 below within 30 days from the date the notice of removal is given, the Outgoing Trustee shall (in consultation with the Scheme Company and the Information Agent) appoint a successor trustee, subject to that successor trustee satisfying the conditions of clause B.9.1 above and such successor trustee agreeing in writing to be bound by the terms of the Scheme, this Trust and any other Restructuring Document applicable to it.

B.12.4	A trustee’s resignation or removal shall only take effect upon the appointment of a successor who satisfies the conditions of clause B.9.1 above and who agrees in writing to be bound by the terms of this Trust, the Scheme and any other Restructuring Document applicable to it; and the vesting of the Trust Fund into the name of the successor trustee.

B.12.5	The Scheme Company shall be entitled to remove any trustee of this Trust at any time by giving such trustee 30 days’ notice in writing (or such shorter period as may be agreed between such trustee and the Scheme Company, and copied to the Information Agent).

B.12.6	The Scheme Company’s removal of a trustee shall only take effect upon the appointment of a successor which satisfies the conditions of clause B.9.1 above and who agrees in writing to be bound by the terms of this Deed, the Scheme and any other Restructuring Document applicable to it and the vesting of the Trust Fund into the name of the successor trustee.

B.12.7	No retirement shall take effect unless following the retirement there will be at least one trustee (or the greater number of trustees as may be required by any mandatory provision of the Governing Law) remaining in office.

B.12.8	Any Outgoing Trustee shall make available to any successor trustee such documents and records and provide such assistance as such successor trustee may reasonably request for the purposes of performing its functions as trustee of this Trust, including (without limitation) notifying all known

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Ineligible Recipients that the Outgoing Trustee is no longer the trustee and the successor trustee was appointed its place.

EXECUTED as a DEED and DELIVERED on behalf of Digicel Limited by:

Authorised Signatory

Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Digicel Holdings (Bermuda) Limited by:

Authorised Signatory

Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Conyers Trust Company (Bermuda) Limited by:

Authorised Signatory

Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Epiq Corporate Restructuring LLC by:

Authorised Signatory

Authorised Signatory

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Authorised Signatory

Authorised Signatory

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Conyers – 3 October 2023

DIFL Purpose Trust

Trust Deed

DIGICEL INTERNATIONAL FINANCE LIMITED

DIGICEL HOLDINGS (BERMUDA) LIMITED

CONYERS TRUST COMPANY (BERMUDA) LIMITED

EPIQ CORPORATE RESTRUCTURING, LLC

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1	DEFINITIONS AND CONSTRUCTION	1
2	PURPOSES	4
3	ACCUMULATION OF INCOME	6
4	TERMINATION PROVISIONS	6
5	ADMINISTRATION AND MANAGEMENT	6
6	GOVERNING LAW AND FORUM	7
7	IRREVOCABLE TRUST AND POWER TO VARY	7
8	ENFORCEMENT	7
9	CONFIDENTIALITY	7
10	PARTIAL INVALIDITY	7
11	COUNTERPARTS	8
12	NOTICES

SCHEDULE A		10
A.1	INCORPORATION BY REFERENCE	10
A.2	FURTHER POWERS	10

SCHEDULE B		11
B.1	WIDTH OF DISCRETIONS	11
B.2	RELEASE OR RESTRICTION OF POWERS	11
B.3	INDEMNITY	11
B.4	EXCLUSION OF LIABILITY	12
B.5	SUPERVISION OF OFFICERS OF CORPORATIONS	13
B.6	CHARGING CLAUSES	13
B.7	INCIDENTAL PROFITS	13
B.8	CONFLICTS OF INTEREST	14
B.9	PERSONS WHO MAY SERVE AS TRUSTEE	14
B.10	NUMBER OF TRUSTEES	14
B.11	POWER OF APPOINTMENT AND REMOVAL OF NEW TRUSTEE	14
B.12	RESIGNATION OR REMOVAL OF THE TRUSTEE	15

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Conyers – 3 October 2023

THIS TRUST is made 2023 BY

DIGICEL INTERNATIONAL FINANCE LIMITED an exempted company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (the “Scheme Company”);

DIGICEL HOLDINGS (BERMUDA) LIMITED an exempted company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (“DHL” and together with the Scheme Company the “DIFL Entities”);

CONYERS TRUST COMPANY (BERMUDA) LIMITED, a company incorporated under the laws of Bermuda and having its registered office at Richmond House, 12 Par-La-Ville Road, Hamilton HM CX, Bermuda (the “Trustee"); and

EPIQ CORPORATE RESTRUCTURING, LLC a domestic limited liability company incorporated under the laws of New York], with its registered address at 777 Third Avenue, 12th Floor, New York, NY 10017, United States in its capacity as information agent (the “Information Agent”)

WHEREAS:-

(A)	In furtherance of the Scheme (as defined below) the parties intend hereby to create a trust for purposes within the meaning of the Trusts (Special Provisions) Act 1989, as amended, in the manner hereinafter appearing and the Trustee wishes to declare that having received on or before the date hereof the Initial Fund it holds the same upon the trusts and with and subject to the powers and provisions hereinafter contained;

(B)	Further property may hereafter from time to time be paid or transferred to or otherwise vested in the Trustee to be held upon the trusts of this Trust; and

(C)	This Trust shall be known as the "DIFL Purpose Trust" or by any other name as the Trustee from time to time determine.

NOW THIS DEED WITNESSES as follows:-

1.	DEFINITIONS AND CONSTRUCTION In this Trust where the context admits:

1.1	"assets" means any investments, money and property of any kind so that this expression shall be construed according to the widest generality and any reference in this Trust to any asset other than money shall include the proceeds of sale of the asset;

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1.2	“Beneficial Ownership Condition” means the requirement for ultimate beneficial owner who would, assuming the consummation of the Scheme and the satisfaction of each condition thereto, own 10% or more of the combined voting rights of the DHL Shares and the Exit Preferred Shares (each as defined in the Scheme) to provide all required “know-your-customer”/customer due diligence information required under Bermuda law to satisfy the anti-money laundering obligations imposed under Bermuda law or by any Governmental Authority in Bermuda;

1.3	"charitable purposes" means those purposes and objects recognized as charitable by the Governing Law;

1.4	"charity" means any trust, foundation, institution, corporation or unincorporated body in any part of the world established exclusively for charitable purposes;

1.5	"corporation" or "corporate body" means any body, public or private, incorporated anywhere in the world and includes any company or corporation whether limited by shares or by guarantee and any other legal entity or organization, such as without limitation, a limited partnership, a general partnership, limited liability company or a limited duration company;

1.6	“DHL Shares” means the class A voting common shares or class B non-voting common shares in the share capital of DHL;

1.7	“DIFL Holding Period” means the period from the Scheme Effective Date to the Termination Date;

1.8	“DIFL Subordinated Notes Commitment Payment” shall have the meaning given to it in the Scheme;

1.9	“DIFL Scheme Consideration” shall have the meaning given to it in the Scheme; 1.10 “DIFL Scheme Creditor” shall have the meaning given to it in the Scheme;

1.11	“DIFL Subordinated Notes Work Payment” shall have the meaning given to it in the Scheme;

1.12	“Eligible Recipient” means a DIFL Scheme Creditor, that (a) provided an [Equity Registration Form] to the Scheme Company in connection with the Scheme as to the identity of the person who is to be the registered holder of such DIFL Scheme Creditor’s DHL Shares on account of their DIFL Scheme Consideration, DIFL Subordinated Notes Commitment Payment and DIFL Subordinated Notes Work Payment (each as defined in the Scheme); and (b) to the extent applicable, has satisfied the Beneficial Ownership Condition, and the terms of this Trust;

1.13	“Equitisation Shares” means [5,266,724] DHL Shares (which may be either class A voting common shares or class B non-voting common shares, depending upon the DIFL Scheme

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Creditors’ designations pursuant to the designation procedure set out in the Solicitation Statement);

1.14	“Explanatory Statement” the composite explanatory document (including all appendices) dated [●] October 2023 relating to the Scheme, mailed to the DIFL Scheme Creditors and available to

DIFL Scheme Creditors pursuant to section 100 of the Companies Act 1981 of Bermuda;

1.15	"the Governing Law" means the law which governs all matters of validity, construction, effect and administration of the trusts, powers and provisions of this Trust;

1.16	“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, tribunal, agency or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality;

1.17	“Ineligible Recipient” means a DIFL Scheme Creditor that is not an Eligible Recipient; 1.18 "the Initial Fund" means US$100.00(One Hundred United States dollars);

1.19	“Information Packet” mean the packet of materials, comprising, among other things, the forms of ballots for voting and the Explanatory Statement;

1.20	"person" means any individual or corporation and shall be taken to include any charity (whether or not incorporated) and any non-charitable unincorporated body;

1.21	“Restructuring Documents” has the meaning given to that term in the Scheme;

1.22	“Satisfactory CDD” means customer due diligence which has been approved by the Trustee’s internal compliance procedures implemented to address anti-money laundering and/or antiterrorist financing activities as the same may apply in the jurisdiction of the Trustee by its regulators, which may be in addition to the requirements for the Beneficial Ownership Condition as provided for in the Scheme

1.23	"securities" includes shares, stocks, bonds, notes, debentures and debenture stock and any interest of a member in a corporation (and any options or warrants in respect of any of them) and includes securities payable to bearer and otherwise transferable by delivery, with or without endorsement;

1.24	“Scheme” means the scheme of arrangement in relation to the Scheme Company approved by the Bermuda Courts on [insert date] 2023

1.25	“Scheme Effective Date” means [insert date] 2023;

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1.26	“Solicitation Statement” means the solicitation statement relating to among other things, the Scheme, dated 21 August 2023;

1.27	"taxes" means any tax, duty or other fiscal imposition arising anywhere in the world;

1.28	"Termination Date" means 5pm (Bermuda time) on the date falling 18 months from the Scheme Effective Date[1];

1.29	"this Trust" means the trust created by and includes all references to this deed and the schedules;

1.30	"trust corporation" has the meaning, if any, given to that term under the Governing Law for the time being;

1.31	"the Trust Fund" means:-

1.31.1	the Initial Fund; and

1.31.2	the DHL Shares representing (a) DIFL Scheme Consideration; and (b) any applicable DIFL Subordinated Notes Commitment Payment or DIFL Subordinated Notes Work Payment that, in each case is attributable to Ineligible Recipients pursuant to the terms of the Scheme and any dividends or distributions which accrue thereon following the Scheme Effective Date and prior to the Termination Date;

1.31.3	any assets added to the Trust Fund; and

1.31.4	the assets from time to time representing the same respectively;

1.32	references to the Trustee, the Information Agent or any other person shall be construed as to include their respective successors in title, permitted assigns and permitted transferees;

1.33	words in the singular include the plural and words in the plural include the singular; and 1.34 words importing any gender shall include both the other genders.

2.	PURPOSES

2.1	The Trustee shall hold the Trust Fund and the income of the Trust Fund on trust to pay or apply all or any part or parts of the Trust Fund and the income of the Trust Fund, at such time or times and in such manner, for or towards or in furtherance of the following purposes as the Trustee may in its discretion think fit.

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2.2	The purposes of this Trust are, in accordance with the Scheme, to receive such number of DHL Shares attributable to Ineligible Recipients pursuant to the terms of the Scheme, and thereafter, in furtherance of the Scheme, to deal with such DHL Shares as follows:-

2.2.1	At any time prior to the Termination Date, but subject to receipt of the information provided for in Clause 2.4, upon receipt by the Trustee, the Information Agent and the Scheme Company from a DIFL Scheme Creditor which was an Ineligible Recipient of:

(i)	the Equity Registration Form from the Ineligible Recipient and any other documentation reasonably required for such Ineligible Recipient to be considered an Eligible Recipient, and, if applicable, satisfied the Beneficial Ownership Condition; and

(ii)	completion of Satisfactory CDD;

the Trustee shall transfer, or arrange the transfer, to such DIFL Scheme Creditor (or to such person as they shall direct in writing) such number of DHL Shares to which they are entitled in accordance with the Scheme as determined by the Information Agent together with any dividends or distributions paid on account thereof following the Scheme Effective Date;

2.3	In carrying out the purposes of this Trust, the Trustee may:

2.3.1	exercise any rights attaching to the DHL Shares as may be appropriate to carry out the purposes of this Trust in accordance with the terms of this Trust and in a manner consistent with Section 8 of the Scheme; and

2.3.2	do all other acts and things as may be incidental to, expedient or desirable to further, the purposes described above as the Trustee in its discretion thinks fit.

2.4	The Information Agent shall provide the Trustee and the Scheme Company with:

2.4.1	details (including the amount) of all DHL Shares which are to be transferred to the Trustee pursuant to the Scheme and all DIFL Scheme Creditors (to the extent known) that it understands are entitled to such DHL Shares;

2.4.2	to the extent known, specific details of the DIFL Scheme Consideration (and any applicable DIFL Subordinated Notes Commitment Payment and/or DIFL Subordinated Notes Work Payment) that a DIFL Scheme Creditor shall be entitled to receive from the Trust upon becoming an Eligible Recipient; and

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2.4.3	such other information as either or both of them may reasonably require to determine the entitlement of the DIFL Scheme Creditors to the Trust Fund or otherwise carry out the purposes of this Trust.

2.5	The DIFL Entities shall provide the Information Agent and the Trustee with any information which the Information Agent or the Trustee may reasonably specify as being necessary, expedient or desirable to enable the Information Agent or the Trustee to perform their respective obligations hereunder and carry out the purposes of this Trust.

2.6	On the Scheme Effective Date, the assets required to be issued, transferred or allocated (as applicable) to the Trustee under the Scheme, comprising the DHL Shares to which any Ineligible Recipient is entitled, shall be issued, transferred or allocated (as applicable) to or in the name of the Trustee who shall hold such assets subject to the trusts powers and provisions of this Trust.

2.7	The Trustee is hereby instructed, pursuant to this Trust (and, for the avoidance of doubt, by each of the DIFL Scheme Creditors pursuant to Section 8 of the Scheme) to comply with the terms of this Trust and the Scheme.

3	ACCUMULATION OF INCOME

The Trustee shall, until the Termination Date, hold any income of the Trust Fund not so paid or applied pursuant to Clause 2.2.1 of this Trust upon trust to accumulate and hold the same as an accretion to the capital of the Trust Fund.

4	TERMINATION PROVISIONS

On the Termination Date, the Trustee shall cease the accumulation of income and cease application of the capital of the Trust Fund towards the purposes of the Trust (as described under Clause 2) and shall hold the whole entirety of the then Trust Fund, including any DHL Shares then held by the Trustee, together with any remaining income therefrom, for DHL absolutely.

5	ADMINISTRATION AND MANAGEMENT

5.1	The Trustee shall conduct the affairs of this Trust in such manner as it may consider appropriate, and it may make such arrangements in relation to the administration of this Trust as it considers advisable to further the purposes of this Trust.

5.2	The Trustee shall in addition and without prejudice to all other powers at law have the powers and immunities set out in (a) Schedules A and B hereof; and (b) the Schedule to section 17 of The Trusts (Special Provisions) Act 1989 (except those contained in Clauses 3(b) and 4(6) thereof) which shall be incorporated herein by reference to form Clause A.1 of Schedule A hereto and renumbered to follow sequentially without the incorporation of the above mentioned excepted

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clauses provided that all references to a beneficiary or beneficiaries in such Schedule shall be deemed to refer to the purposes of this Trust and additionally the Trustee shall have the powers and provisions set out in Clause A.2 of Schedule A provided that the Trustee shall not exercise any of its powers other than in furtherance of the Scheme and the purposes of this Trust.

6	GOVERNING LAW AND FORUM

The Governing Law of this Trust shall be the law of Bermuda and the exclusive forum for the administration of this Trust shall be the Courts of Bermuda.

7	IRREVOCABLE TRUST AND POWER TO VARY

This Trust is irrevocable provided however that the Trustee may by writing (but only with the prior written consent of the Scheme Company, DHL and the Information Agent) vary, add to, alter or amend any or all of the provisions of this Trust (including, without limitation, the purposes in clause 2 of this Trust) as the Trustee in its absolute discretion thinks fit, PROVIDED THAT any such amendment or variation shall not be inconsistent with the terms of the Scheme or any Restructuring Document or materially prejudice the interests of the Ineligible Recipients.

8	ENFORCEMENT

The Scheme Company shall be the person with the power under section 12B of the Trust (Special Provisions) Act 1989, as amended, to make application to the Courts of Bermuda for the enforcement of the trusts powers and provisions of this Trust.

9	CONFIDENTIALITY

9.1	Each Party shall keep confidential any and all confidential information that it may acquire in relation to the business or affairs of the other Party.

9.2	Neither Party shall use the other Party’s confidential information for any purpose other than to perform its obligations under this Trust or the Scheme. Each Party shall ensure that its officers and employees comply with the provisions of this Clause 1.

9.3	The obligations on a Party set out in Clause 9.1 shall not apply to any information which:

9.3.1	is publicly available or becomes publicly available through no act or omission of that Party;

9.3.2	a Party is required to disclose by order of a court of competent jurisdiction; or

9.3.3	as may be required in accordance with the terms of the Scheme.

9.4	The provisions of this Clause 9 shall survive the termination of this Trust for a period of 2 years from termination.

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10	PARTIAL INVALIDITY

Any provision of this Trust that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction (to the fullest extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

11	COUNTERPARTS

This Trust may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument. Delivery of a counterpart signature page by e-mail transmission of an Adobe Portable Document Format file (or similar electronic record) shall be effective as delivery of an executed counterpart signature page.

12	NOTICES[2]

Any notice required to be given under this Trust shall be in writing in the English language and shall be served by sending the same by prepaid recorded post, facsimile, email or by delivering the same by hand to the address of the Party or Parties in question as set out below (or such other address as such Party or Parties shall notify the other Parties of in accordance with this clause). Any notice sent by post as provided in this clause shall be deemed to have been served five Business Days after despatch and any notice sent by facsimile or email as provided in this clause shall be deemed to have been served at the time of despatch and in proving the service of the same it will be sufficient to prove in the case of a letter that such letter was properly stamped, addressed and placed in the post; and in the case of a facsimile or an email, that such facsimile or email was duly despatched to a current facsimile number or email address of the addressee.

Name:	Digicel International Finance Limited

Address:

Fax:

Email:

Name:	Digicel Holdings (Bermuda) Limited

Address:

Fax:

Email:

Name:	Conyers Trust Company (Bermuda) Limited

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Address:	Richmond House, 12 Par la Ville Road, Hamilton HM 11, Bermuda

Fax:

Email:

Name:	Epiq Corporate Restructuring LLC

Address:

Fax:

Email:

IN WITNESS WHEREOF the parties have executed this Trust and has delivered it on dating it with the date written at the beginning.

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SCHEDULE A

In furtherance of the purposes of this Trust and the Scheme (but subject to Clause 5.2 above) but not further or otherwise the Trustee shall have the following additional powers:-

A.1.	INCORPORATION BY REFERENCE

Further administrative powers incorporated by reference to the Trusts (Special Provisions) Act 1989, as amended.

A.2	FURTHER POWERS

A.2.1	to delegate to any person who is in the opinion of the Trustee qualified for that purpose the making and changing of investments of the Trust Fund provided that such person shall give to the Trustee a full and prompt account of such activities concerning the Trust Fund;

A.2.2	to employ any person firm or company not being a Trustee to manage or assist in managing the Trust Fund upon such reasonable terms as the Trustee thinks fit and to pay a secretary and other such officials or staff not being a trustee as the Trustee may in its discretion from time to time determine and to enter into agreements and to fix such reasonable salaries as the Trustee may deem proper and to enter into any service agreements which it shall consider to be necessary including power to determine any such employment upon such terms as the Trustee may decide and to make all reasonable and necessary provisions for the payment of pensions and superannuation to or on behalf of employees and their widows or widowers and dependants;

A.2.3	in respect of any property subject to the trust hereof to vest the same in any corporation or any other person or persons (whether or not being one or more of the Trustee) as nominee or nominees for the Trustee;

A.2.4	to make contributions as it may think fit or otherwise to assist (and whether out of capital or income) towards the purposes of this Trust;

A.2.5	to invest any moneys for the time being comprised in the Trust Fund and also in the hands of the Trustee and for the time being unapplied in the names or under the control of the Trustee in or upon any investments authorised by this deed with power to vary or transpose investments for or into others of any nature so authorised;

A.2.6	to establish such banking, investment and/or other financial accounts as may be necessary, desirable or expedient in order to carry out the purposes of this Trust and the terms of the Scheme; and

A.2.7	to do all such lawful acts or things as shall further the attainment of the purposes of this Trust and so far as may be necessary or expedient to do such acts or things in collaboration with any person.

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SCHEDULE B

Rights and Immunities of the Trustee

B.1	WIDTH OF DISCRETIONS

B.1.1	Subject to any requirement to obtain the prior consent of a third party, every power by this Trust or by law conferred on the Trustee shall confer an absolute discretion.

B.1.2	The Trustee may exercise any power by this Trust or by law conferred by majority. Any trustee who is not a member of such majority (including a dissenting trustee) shall be obliged to join in any deed or writing made, or act to be done, in the name of the Trustee pursuant to a majority decision of the Trustee if requested by the majority of the Trustee to do so.

B.2	RELEASE OR RESTRICTION OF POWERS

The Trustee may release or restrict the future exercise of any power by this Trust or by law conferred on the Trustee notwithstanding the fiduciary nature of such power. Any release or restriction shall bind any future trustee unless the contrary is expressly stated.

B.3	INDEMNITY

B.3.1	Subject to B.3.4 below, each trustee of this Trust shall be entitled to a full indemnity out of the capital and/or income of the Trust Fund in respect of any costs, expenses or any other liabilities of whatsoever nature (including any taxes and associated penalties and interest for which they are personally liable and any liability which may be payable to an Outgoing Trustee (as defined below)) incurred by the trustee in or about the professed execution of the trusts and powers of this Trust, but not in respect of any costs, expenses or any other liabilities incurred by any trustee in acting or omitting to act in a manner in which the trustee is not entitled to the protection of the exclusion of liability provisions contained in this Trust.

B.3.2	Subject to B.3.4 below, any of the Trustee (including an Outgoing Trustee as defined below) shall be entitled to assert a lien over any of the capital and/or income of the Trust Fund in order to secure his right of indemnity or, at his election, to release any capital and/or income of the Trust Fund subject to the recipient and/or the continuing trustee (as the case may be) granting to the trustee (and the trustee’s successors and assigns) a charge over the released assets securing the right of indemnity and/or an express indemnity.

B.3.3	Without prejudice to the entitlement of a retiring or removed trustee to request that the trustee be granted an express indemnity on retirement or removal, the rights of indemnity conferred by this Trust shall endure following the retirement or removal, death or (as the case may be) liquidation of a trustee (an "Outgoing Trustee") to the intent that an Outgoing Trustee and his personal representatives or (as the case may be) its liquidator shall be entitled to assert the same rights of

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indemnity in respect of costs, expenses or other liabilities of whatsoever nature (including any taxes for which the Outgoing Trustee is personally liable) as the Outgoing Trustee would have been entitled to assert had the Outgoing Trustee remained in office as a trustee of this Trust at the time when the right of indemnity is asserted.

B.3.4	Notwithstanding the Trustee’s right to an indemnity out of the Trust Fund as provided for in B.3.1 above, the DIFL Entities, jointly and severally, covenant and agree to indemnify the Trustee, Information Agent, and their employees, officers, directors, affiliates, and agents (each, an "Indemnified Party") and hold each Indemnified Party harmless from, and defend each Indemnified Party against, any and all claims, losses, actions, liabilities, reasonable costs, damages and reasonable expenses of any nature incurred by any Indemnified Party, arising out of or in connection with this Trust or with the administration of its duties hereunder, including but not limited to attorneys' fees, costs and expenses, except to the extent such loss, liability, damage, cost or expense shall have been finally adjudicated by a court of competent jurisdiction to have resulted solely from the Indemnified Party's own actual fraud or dishonesty. The foregoing indemnification and agreement to hold harmless shall survive the termination of this deed and the resignation or removal of the Trustee. Further, each Indemnified Party shall make any claim under the indemnity provided by B.3.4. against the DIFL Entities in priority to any assets held in the Trust and shall only make a claim against such assets if such a claim is not satisfied in full by the DIFL Entities.

B.4	EXCLUSION OF LIABILITY

B.4.1	In the professed execution of the trusts and powers of this Trust, the Trustee or member or officer or employee of any corporation which is a trustee of this Trust shall be liable for any loss to the Trust Fund and the income of the Trust Fund arising by reason of any improper investment made or retained in good faith, or for the negligence or fraud of any agent, nominee, delegate or sub-delegate appointed by or with the authority of the Trustee or any of them (notwithstanding that the appointment of the agent, nominee, delegate or sub-delegate was not strictly necessary or expedient), or by reason of any mistake or omission made in good faith by any trustee or the Information Agent, or by reason of any other matter or thing whatsoever undertaken in good faith, except actual fraud or dishonesty on the part of the particular trustee who is sought to be held liable.

B.4.2	Without prejudice to the generality of the foregoing:

B.4.2.1	in any case where the Trustee have appointed in good faith a person or persons to manage investments, the Trustee shall not be liable for any loss arising out of the failure of the investment policy implemented by or at the direction of that person or those persons; and

B.4.2.2	the exclusion of liability provided for above shall extend to any matter or thing arising out of any trustee, or any member or officer or employee of a corporate

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trustee, acting in good faith as a member or officer or employee of any corporation incorporated or acquired pursuant to the powers of the Trustee.

B.5	SUPERVISION OF OFFICERS OF CORPORATIONS

The Trustee shall not be bound or required to interfere in the management or conduct of the business of any corporation and may waive any requirement for the appointment of auditors or for the preparation of accounts even though the Trustee controls the whole or the majority of the securities of such corporation (or of its parent corporation). So long as the Trustee shall have no notice of any act of dishonesty or misappropriation of assets or other deliberate misconduct on the part of the officers or employees having the management of any corporation, the Trustee shall be at liberty to leave the conduct of its business (including the payment or non-payment of dividends) wholly to its officers or employees.

B.6	CHARGING CLAUSES

B.6.1	The Trustee shall be entitled to charge and be paid the fees for its services as may be agreed at the time of its appointment by the Scheme Company and the terms and conditions relating to fees may include provision for the subsequent variation of the fees from time to time with the agreement of the Scheme Company. In the absence of an agreement, any trust corporation or corporate trustee shall be entitled to charge and be paid fees for its services in accordance with its usual scale or schedule of fees from time to time in effect.

B.6.2	Notwithstanding the Trustee’ right to charge its fees, costs and expenses to the Trust Fund and the income of the Trust Fund as provided for above, the DIFL Entities shall pay the Trustee remuneration for its services as trustee of this Trust on such dates and at such rates as may from time to time agreed in writing between the DIFL Entities and the Trustee.

B.7	INCIDENTAL PROFITS

B.7.1	Any trustee or any member or officer or employee of any corporate trustee of this Trust may act as an officer or employee of any corporation (or of any subsidiary of such corporation) the securities of which are comprised in the Trust Fund and may retain any remuneration or other benefits received by virtue of the office or employment notwithstanding that any votes or other rights attaching to the securities have been instrumental in procuring or maintaining that person in the remunerated office or employment.

B.7.2	Any trustee or any member or officer or employee of any corporate trustee of this Trust or any corporation in the same group of corporations as any corporate trustee of this Trust shall be entitled to retain any brokerage or commission paid by any broker, agent or insurance office to that person (or his firm) in connection with the acquisition or dealing with any assets or the effecting of, or payment of, any premium on any policy subject or intended to become subject to this Trust; provided that such retention is conducted on an arm’s-length basis on customary terms.

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B.7.3	Any trustee or any firm or corporation of which a trustee is a member or officer or employee or any corporation in the same group of corporations as any corporate trustee of this Trust which carries on the business of banking or providing investment services may act as banker or investment adviser (as the case may be) to this Trust on the same terms as are offered to any ordinary customer without being liable to account for any profits arising therefrom.

B.8	CONFLICTS OF INTEREST

Any of the Trustee may join in exercising any of the powers by this Trust or by law conferred on the Trustee (whether of a beneficial or administrative nature) notwithstanding that such Trustee may have some other interest (either personally or in some other fiduciary capacity) in the manner or result of exercising the power; provided that such Trustee must provide sufficient prior written notice to the Scheme Company and the Information Agent of any such other interest to allow the Scheme Company to determine whether to replace such Trustee.

Appointment and Retirement of the Trustee

B.9	PERSONS WHO MAY SERVE AS TRUSTEE

B.9.1	Only a corporate trustee with necessary skills and experience to provide professional trustee services may be appointed and serve as a trustee of this Trust notwithstanding that the corporation is resident and/or domiciled, or incorporated and/or carrying on business, outside the jurisdiction of the Governing Law and that as a result of the appointment (and any retirement occurring in connection with the appointment) all, or a majority, of the Trustee is resident and/or domiciled, or incorporated and/or carrying on business, outside the jurisdiction of the Governing Law and carrying on the administration of this Trust outside the jurisdiction of the Governing Law and notwithstanding that all or any of the assets subject to the trusts of this Trust are situated in the jurisdiction of the Governing Law.

B.9.2	The power of appointing a new Trustee shall not be exercisable solely by virtue of a trustee remaining outside the jurisdiction of the Governing Law for any period.

B.10	NUMBER OF TRUSTEES

Subject to any express provision of this Trust to the contrary and without prejudice to any restriction under the Governing Law on the number of trustees necessary to give a receipt for capital money or otherwise, a single trustee may act for all the purposes of this Trust.

B.11	POWER OF APPOINTMENT AND REMOVAL OF NEW TRUSTEE

The power of appointing a new Trustee and the power to remove a Trustee of this Trust shall be exercisable by writing and shall be vested in the Scheme Company as set out below.

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B.12	RESIGNATION OR REMOVAL OF THE TRUSTEE

B.12.1	Any trustee may resign at any time and appoint one of its affiliates as successor by giving not less than 10 days prior written notice to the Scheme Company and the Information Agent (or such shorter period as may be agreed in writing between such trustee(s) and the Scheme Company, and copied to the Information Agent), subject to such successor satisfying the conditions of clause B.9.1 above and such successor agreeing in writing to be bound by the terms of the Scheme, this Trust and any other Restructuring Document applicable to it.

B.12.2.	Any trustee may resign at any time by giving 30 days prior written notice to the Scheme Company (or such shorter period as may be agreed in writing between such trustee and the Scheme Company and copied to the Information Agent), in which case the Scheme Company may appoint a successor Trustee in accordance with B.11 above.

B.12.3	If the Scheme Company has not appointed a successor trustee (i) in accordance with clause B.12.2 above within 30 days from the date of resignation is given; or (ii) in accordance with clause B.12.5 below within 30 days from the date the notice of removal is given, the Outgoing Trustee shall (in consultation with the Scheme Company and the Information Agent) appoint a successor trustee, subject to that successor trustee satisfying the conditions of clause B.9.1 above and such successor trustee agreeing in writing to be bound by the terms of the Scheme, this Trust and any other Restructuring Document applicable to it.

B.12.4	A trustee’s resignation or removal shall only take effect upon the appointment of a successor who satisfies the conditions of clause B.9.1 above and who agrees in writing to be bound by the terms of this Trust, the Scheme and any other Restructuring Document applicable to it; and the vesting of the Trust Fund into the name of the successor trustee.

B.12.5	The Scheme Company shall be entitled to remove any trustee of this Trust at any time by giving such trustee 30 days’ notice in writing (or such shorter period as may be agreed between such trustee and the Scheme Company, and copied to the Information Agent).

B.12.6	The Scheme Company’s removal of a trustee shall only take effect upon the appointment of a successor which satisfies the conditions of clause B.9.1 above and who agrees in writing to be bound by the terms of this Deed, the Scheme and any other Restructuring Document applicable to it and the vesting of the Trust Fund into the name of the successor trustee.

B.12.7	No retirement shall take effect unless following the retirement there will be at least one trustee (or the greater number of trustees as may be required by any mandatory provision of the Governing Law) remaining in office.

B.12.8	Any Outgoing Trustee shall make available to any successor trustee such documents and records and provide such assistance as such successor trustee may reasonably request for the purposes of performing its functions as trustee of this Trust, including (without limitation) notifying all known

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Ineligible Recipients that the Outgoing Trustee is no longer the trustee and the successor trustee was appointed its place.

EXECUTED as a DEED and DELIVERED on behalf of Digicel International Finance Limited by:

Authorised Signatory Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Digicel Holdings (Bermuda) Limited by:

Authorised Signatory Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Conyers Trust Company (Bermuda) Limited by:

Authorised Signatory Authorised Signatory

EXECUTED as a DEED and DELIVERED on behalf of Epiq Corporate Restructuring LLC by:

Authorised Signatory Authorised Signatory

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APPENDIX 9

AMENDED AND RESTATED BYE-LAWS OF DHL

A-9-1

Bye-laws of

Digicel Holdings (Bermuda) Limited1

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

conyers.com

1 [NTD: Draft is subject to ongoing comment and review by the members of the PCG Ad Hoc Group and their counsel.]

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INTERPRETATION		1
1.	DEFINITIONS	1
SHARES		13
2.	Power to Issue Shares	13
3.	Power of the Company to Purchase its Shares	13
4.	Rights Attaching to Shares	14
5.	Calls on Shares	18
6.	Forfeiture of Shares	19
7.	Share Certificates	20
8.	Fractional Shares	20
REGISTRATION OF SHARES		21
9.	Register of Members	21
10.	Registered Holder Absolute Owner	21
11.	Transfer of Registered Shares	21
12.	Transmission of Registered Shares	23
ALTERATION OF SHARE CAPITAL		24
13.	Power to Alter Capital	24
14.	Variation of Rights Attaching to Shares	24
DIVIDENDS AND CAPITALISATION		24
15.	Dividends	24
16.	Power to Set Aside Profits	25
17.	Method of Payment	25
18.	Capitalisation	26
MEETINGS OF MEMBERS		26
19.	Annual General Meetings	26
20.	Special General Meetings	27
21.	Requisitioned General Meetings	27

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22.	Notice	27
23.	Giving Notice and Access	27
24.	Postponement or cancellation of General Meeting	28
25.	Electronic Participation and security in Meetings	28
26.	Quorum at General Meetings	28
27.	Chairman to Preside at General Meetings	29
28.	Voting on Resolutions	29
29.	Power to Demand a Vote on a Poll	30
30.	Voting by Joint Holders of Shares	31
31.	Instrument of Proxy	31
32.	Representation of Corporate Member	31
33.	Adjournment of General Meeting	32
34.	Written Resolutions	32
35.	Directors Attendance at General Meetings	33
DIRECTORS AND OFFICERS		33
36.	Appointment and Election of Directors	33
37.	Number of Directors	37
38.	Term of Office of Directors	37
39.	Alternate Directors	37
40.	Removal of Directors	38
41.	Vacancy in the Office of Director	38
42.	Remuneration of Directors	39
43.	Defect in Appointment	39
44.	Directors to Manage Business	39
45.	Powers of the Board of Directors	40
46.	Register of Directors and Officers	41
47.	Delegation to Committees	41
48.	Appointment of Board Observers	42
49.	Appointment of Officers	43
50.	Appointment of Secretary	43
51.	Duties of Officers	43

A-9-4

52.	Remuneration of Officers	43
53.	Conflicts of Interest and Corporate Opportunity	43
54.	Indemnification and Exculpation of Directors and Officers	44
MEETINGS OF THE BOARD OF DIRECTORS		45
55.	Board Meetings	45
56.	Notice of Board Meetings	45
57.	Electronic Participation in Meetings	45
58.	Representation of Corporate Director	46
59.	Quorum at Board Meetings	46
60.	Board to Continue in the Event of Vacancy	46
61.	Chairman to Preside	46
62.	Written Resolutions	46
63.	Validity of Prior Acts of the Board	46
CORPORATE RECORDS		47
64.	Minutes	47
65.	Place Where Corporate Records Kept	47
66.	Information Rights	47
67.	Form and Use of Seal	47
ACCOUNTS		48
68.	Records of Account	48
69.	Financial Year End	48
AUDITS		48
70.	Annual Audit	48
71.	Appointment of Auditor	48
72.	Remuneration of Auditor	48
73.	Duties of Auditor	49
74.	Access to Records	49
76.	Vacancy in the Office of Auditor	49
VOLUNTARY WINDING-UP AND DISSOLUTION		49
77.	Winding-Up	49
CHANGES TO CONSTITUTION		50

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78.	Changes to Bye-laws	50
79.	Discontinuance	50
CERTAIN SHAREHOLDER ACTIONS		50
80.	Pre-Emption On New Issue	50
81.	Drag Along Rights	52
82.	Tag Along Rights	52

A-9-6

Digicel Holdings (Bermuda) Limited

interpretation

1.	DEFINITIONS[2]

1.1.	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	the Companies Act 1981;
“Affiliate”	means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company (but excluding any Portfolio Company and, in the case of a Member, any Group Company);
“Alternate Director”	an alternate director appointed in accordance with these Bye-laws;
“At Large Director”	a person appointed in accordance with Bye-law 36.1(e);
“Auditor”	means the person (which shall include, for the avoidance of doubt, an individual, company or partnership) for the time being performing the duties of auditor of the Company;
“Backstop Commitment Agreement”	the Backstop Commitment Agreement dated as of June 27, 2023 by and among Digicel Limited and certain other parties;
“Board”	the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;
“Business Day”	means any day (excluding Saturdays and Sundays) on which banks generally are open in the City of London and New York, New York for the transaction of normal banking business;
“Cash Cap Condition”	means the condition that the aggregate amount of cash redemptions in respect of and cash payments

2 [NTD: All definitions subject to update to reflect the final agreed upon documents (rather than cross-referencing term sheets or the RSA).]

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Digicel Holdings (Bermuda) Limited

to redeem the Convertible Preferred Shares has not exceeded the amount equal to the Rights Offering Amount, subject to any Recovery Adjustment [(each as defined in the Backstop Commitment Agreement);
“Class A Common Shares”	has the meaning given in Bye-law 4.1;
“Class A Convertible Preferred Compounded Dividends”	has the meaning given in Bye-law 4.6;
“Class A Convertible Preferred Shares”	has the meaning given in Bye-law 4.1;
“Class B Common Shares”	has the meaning given in Bye-law 4.1;
“Class B Convertible Preferred Shares”	has the meaning given in the Bye-law 4.1;
“Class B Convertible Preferred Compounded Dividends”	has the meaning given in Bye-law 4.7;
“Closing Date”	has the meaning given to that term in the Restructuring Support Agreement;
“Commitment Payment Election”	means the election made by holders of Existing DL Notes, Existing DIFL Unsecured Notes, Existing DIFL Secured Notes, or Existing DIFL Subordinated Notes to give proxies to vote in favour of the Scheme before the Commitment Payment Election Deadline;
“Commitment Payment Election Deadline’	means 5:00 p.m., New York City time, on September 11, 2023, unless extended;
“Common Shares”	means the Class A Common Shares and the Class B Common Shares in issue from time to time;
“Company”	the company for which these Bye-laws are approved and confirmed;
“Company Parties”	means Digicel Limited, the Company, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, and/or DIFL US Finance LLC;
“Competitors”	competitors, including sectoral competitors and certain third-party private equity and financial purchasers, of the Digicel group, and includes any

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Digicel Holdings (Bermuda) Limited

entity in respect of which market entry is announced or is in the public domain and is set to occur within the following two years, in each case, as determined by the Board in good faith from time to time. The Board shall maintain a list of Competitors and periodically update such list;
“Compounded Dividends”	has the meaning given in Bye-law 4.6(e);
“Contrarian”	means Contrarian Capital Management, L.L.C.;
“Contrarian Director”	a person appointed in accordance with Bye-law 36.1(c);
“Convertible Preferred Shares”	means the Class A Convertible Preferred Shares and the Class B Convertible Preferred Shares in issue from time to time;
“DIFL”	means Digicel International Finance Limited;
“DIHL”	means Digicel Intermediate Holdings Limited;
“DIFL Secured Steering Committee”	means those members of the DIFL Secured Ad Hoc Group (as defined in the Restructuring Term Sheet) party to that certain Confidentiality and Non-Disclosure Agreement, by and among Digicel Group Holdings Limited and such member, executed on or before March 31, 2023;
“DHL Common Shares”	means each of the Class A Common Shares and Class B Common Shares;
“DIFL Liquidity”	has the meaning given in Schedule 2;
“DIFL Secured Steering Committee”	has the meaning given to such term in the Restructuring Term Sheet;
“Director”	a director of the Company and shall include an Alternate Director (except as provided in Bye-law 62);
“Director Threshold”	has the meaning given to that term in Bye-law 36.1(b);
“DOB”	means Mr. Denis O’Brien;
“DOB Consent Rights”	has the meaning given in Schedule 1, Part C;

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Digicel Holdings (Bermuda) Limited

“DOB Stepdown Date”	means the date falling on the third anniversary of the Closing Date;
“Drag-Along Transaction Documents”	means any applicable purchase agreement, merger agreement, indemnity agreement, escrow agreement, letter of transmittal, release or other agreements or documents governing or relating to such Drag-Along Transaction that the Company, the Selling Shareholders or the Third Party Purchaser may request and which are executed and delivered by the Selling Shareholders (other than any agreements or documents that relate to any investment or reinvestment opportunity given to management of the Company or any of its Subsidiaries);
“Eligible Member”	means DOB, a Permitted Transferee, or any Member (together with its Affiliates) holding at least 5% of the Fully Diluted Common Shares;
“Equity Interests”	means, with respect to any Person, any shares or capital stock (including common shares or stock and preferred shares or stock), limited liability company interests, partnership interests or other equity, ownership, beneficial or profits interests of such Person (however designated);
“Exchange Act”	means the Securities Exchange Act of 1934;
“Existing Debt”	means, together, (i) the Existing DL Notes, (ii) the Existing DIFL Secured Notes, (iii) the Existing DIFL Subordinated Notes, (iv) the Existing DIFL Unsecured Notes, and (v) the Existing DIFL Term Loans;
“Existing DIFL Secured Notes”	8.75% Senior Secured Notes due 2024 issued pursuant to that certain indenture dated March 15, 2019 between DIFL and DIHL as co-issuers, the guarantors party thereto, and Deutsche Bank Trust Company America, as trustee, as amended from time to time;
“Existing DIFL Subordinated Notes”	8.0% Subordinated Notes due 2026 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited;

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Digicel Holdings (Bermuda) Limited

“Existing DIFL Term Loans”	means the Term B loans under that certain First Lien Credit Agreement dated May 25, 2017 among the Company, as Holdings, Digicel International Finance Limited, as Co-Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time;
“Existing DIFL Unsecured Notes”	13.0% Senior Cash Pay/PIK Notes due 2025 co-issued by Digicel Intermediate Holdings Limited and Digicel International Finance Limited;
“Existing DL Notes”	the 6.750% Senior Notes due 2023 issued by Digicel Limited;
“Exit Preferred Shares Offering Amount”	up to $110 million, which amount shall be reduced by any amounts, other than the Interim Distribution, recovered on account of the Specified Intercompany Loans (if any) prior to the Funding Notice Date;
“Four Director Threshold”	has the meaning given to that term in Bye-law 36.1(b);
“Fully Diluted Common Shares”	means the aggregate amount of issued and outstanding Common Shares to be calculated assuming the conversion of all Convertible Preferred Shares;
“Fund Manager”	means any appropriately licensed and/or regulated person who acts for and on behalf of third party investors (and related investment arrangements) on a discretionary or non-discretionary basis pursuant to a management or advisory agreement in consideration for receipt of a management fee, advisory fee, carried interest and/or other similar form of remuneration;

A-9-11

Digicel Holdings (Bermuda) Limited

“Funding Notice Date”	means at least fifteen (15) Business Days prior to the Closing Date;
GTAM	means GoldenTree Asset Management LP.;
“Holding Company”	means, in relation to a person, any other person in respect of which it is a Subsidiary;
“Interim Distribution”	means the $76.5 million paid by Digicel Group Holdings Limited to Digicel International Finance Limited and Digicel Limited pursuant to that certain validation order entered by the Bermuda Court on June 16, 2023 in connection with the winding-up petition against Digicel Group Holdings Limited filed by the Solus Long-Term Opportunities Fund Master LP before the Bermuda Commercial Court Companies (Winding-Up) 2023: No. 77;
“Investment Documents”	means any applicable limited liability company agreement, shareholders or stockholders agreement, partnership agreement, investor rights agreement, voting agreement or similar agreement which relates to the internal governance of the surviving entity in a Drag-Along Transaction and/or the rights or obligations of the owners of the Equity Interests in the surviving entity in a Drag-Along Transaction that the Company, the Selling Shareholders or the Proposed Drag Purchaser may request and which are executed and delivered by the Selling Shareholders;
“Lien”	means any lien, encumbrance, claim, right, demand, charge, mortgage, deed of trust, option, pledge, security interest or similar interest, title defect, hypothecation, easement, right of way, restrictive covenant, encroachment, right of first refusal, pre-emptive right, judgment, conditional sale or other title retention agreement and all other impositions, imperfections, defects, limitations or restrictions of any nature or kind whatsoever;
“Liquidation Preference”	means the principal amount of Convertible Preferred Shares outstanding at any given time;
“Majority Holder Negative Consent Rights”	has the meaning given in Schedule 1, Part A;

A-9-12

Digicel Holdings (Bermuda) Limited

“Mandatory Conversion”	has the meaning given in Schedule 2;
“Mandatory Redemption”	has the meaning given in Schedule 2;
“Member”	the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;
“Minority Protection Rights”	has the meaning given in Schedule 1, Part B;
“New DIFL Term Loans”	means the term loans issued under the New DIFL Term Loan Facility in accordance with the New DIFL Term Loan Term Sheet;
“New DIFL Term Loan Documentation”	has the meaning in the New DIFL Term Loan Term Sheet;
“New DIFL Term Loan Facility”	has the meaning in the New DIFL Term Loan Term Sheet;
“New DIFL Term Loan Term Sheet”	means the term sheet setting forth the material terms and conditions of the New DIFL Term Loan Facility annexed to the Restructuring Term Sheet as Exhibit A (including the Outline of Specified Material Terms and Covenants attached thereto as Annex A);
“notice”	written notice as further provided in these Bye-laws unless otherwise specifically stated;
“Officer”	any person appointed by the Board to hold an office in the Company;
“One Director Threshold”	has the meaning given to that term in Bye-law 36.1(b);
“PCG Ad Hoc Group”	means PGIM, Contrarian, and GTAM;
“Permitted Lien”	means Liens that are imposed (a) by these Bye-laws or (b) under applicable securities laws.
“Permitted Transferee”	means any person or entity controlled by DOB and established for bona fide estate planning purposes.

A-9-13

Digicel Holdings (Bermuda) Limited

As used in this definition, “control” shall mean, with respect to any person or entity, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by control or otherwise) of such person;
“PGIM”	means PGIM, Inc.;
“PGIM Director”	a person appointed in accordance with Bye-law 36.1(b);
“Portfolio Company”	means, in relation to any person that is, or whose interests are (directly or indirectly) controlled by, a Fund Manager, a Subsidiary or group of Subsidiaries trading as a separate and distinct going concern;
“Preference Shares”	any preference shares of the Company;
“Reference Property”	has the meaning given in paragraph 12 of Schedule 2;
“Related Fund”	means, in relation to a fund (the “first fund”), a fund which is managed or advised by the same Fund Manager as the first fund or, if it is managed by a different Fund Manager, a fund whose Fund Manager is an Affiliate of the Fund Manager of the first fund (but excluding any Portfolio Company of such fund);
“Related Party”	means, in the case of a Member, that Member’s Affiliates and Related Funds (but, for the avoidance of doubt, excluding any Portfolio Company of: (i) that Member; (ii) any of that Member’s Affiliates or Related Funds; or (iii) any other entity in which that Member or any of its Affiliates or Related Funds has an interest);
“Register of Directors and Officers”	the register of directors and officers referred to in these Bye-laws;
“Register of Members”	the register of members referred to in these Bye-laws;

A-9-14

Digicel Holdings (Bermuda) Limited

“Relevant Securities”	means any Common Shares, Convertible Preferred Shares or any new Common Shares, or other securities in the capital of the Company or other securities convertible into shares or other securities in the capital of the Company (“Applicable Securities”), other than Applicable Securities issued (i) by means of a pro rata distribution to Members, including in connection with a share split or similar recapitalization, (ii) approved by the Board pursuant to any management incentive or compensation plan, agreement or arrangement approved by the Board to managers, officers, employees or consultants of the Company or any of its Subsidiaries in connection with their service as managers, directors, employees or consultants of the Company or its Subsidiaries, (iii) pursuant to any conversion, exchange or exercise of any of any options, warrants or other securities granted after the date hereof so long as the initial sale, issuance or grant of such options, warrants or other securities complied with the terms of Bye-law 80, (iv) as consideration for, or in connection with the reinvestment of proceeds paid to sellers in, an acquisition (whether by equity sale, merger, recapitalization, asset purchase or otherwise) by the Company or any of its Subsidiaries of another Person (or portion thereof) or (v) by a Subsidiary of the Company to another of the Company’s wholly-owned Subsidiaries;
“Relevant Entitlement”	means, in the case of each Eligible Member, such percentage of the Relevant Securities as equates to its pro rata share of the Relevant Securities in issue immediately prior to the allotment and issue of the Relevant Securities;
“Reorganization Event”	means any (i) recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision, consolidation or combination of the Common Shares); (ii) consolidation, merger, amalgamation or combination involving the Company; (iii) sale, lease or other transfer to a third party of the consolidated assets of the Company and its Subsidiaries

A-9-15

Digicel Holdings (Bermuda) Limited

substantially as an entirety, whether in a single transaction or through a series of related transactions; (iv) scheme of arrangement; or (v) share exchange, in each case, as a result of which the Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof);
“Required Lenders”	has the meaning given in the New DIFL Term Loan Documentation;
“Resident Representative”	any person appointed to act as resident representative and includes any deputy or assistant resident representative;
“Restructuring Support Agreement”	the restructuring support agreement dated as of June 27, 2023 (as amended, modified, or supplemented from time to time in accordance with the terms thereof, and including the Restructuring Term Sheet and all other exhibits, schedules, and annexes thereto) entered into by and among the Company Parties, the Supporting Lenders, and the Supporting Shareholder (as such terms are defined therein);
“Sale Transaction”	means the sale, lease, transfer, contribution or other disposition, in one transaction or a series of related transactions, of (i) all or substantially all of the consolidated assets of the Company and its Subsidiaries (including by or through the sale, lease, transfer, issuance, contribution or other disposition (including by way of reorganization, amalgamation, merger, share or unit exchange, consolidation or other business combination) of at least a majority of the aggregate voting power of the securities entitled to vote of any direct and/or indirect Subsidiary or Subsidiaries of the Company if substantially all of the consolidated assets of the Company and its Subsidiaries are held by such Subsidiary or Subsidiaries) or (ii) a majority of the then-issued and outstanding Common Shares (whether directly or indirectly or by way of any amalgamation, scheme of arrangement, merger, share or unit exchange, recapitalization, sale or contribution of equity, tender

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Digicel Holdings (Bermuda) Limited

offer, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership) to (in either case of clause (i) or clause (ii)) any Third Party Buyer;
“Scheme”	the schemes of arrangement pursuant to section 99 of the Act (a “Scheme”) to compromise the Existing Debt;
“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;
“Services Agreement”	the services agreement by and among the Parties and DOB;[3]
“Shareholder Reserved Matters”	means the Majority Holder Negative Consent Rights, the Minority Protection Rights and the DOB Consent Rights;
“Specified Intercompany Loans”	has the meaning given in the Restructuring Support Agreement;
“Specified Intercompany Loans Proceeds”	has the meaning given in Schedule 2;
“Subsidiary”	means a subsidiary undertaking within the meaning of section 86 of the Act;
“Third Party Purchaser”	means, (i) with respect to a Sale Transaction contemplated by Bye-law 81, any Person or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provisions) other than the Selling Shareholders or any Affiliates thereof, and (ii) with respect to a Tag Along Sale contemplated by Bye-law 82, any Person or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provisions) other than the Tag Along Selling Shareholders;

3 [NTD: All provisions related to the Services Agreement and related equity remain subject to update pending finalization of the Services Agreement.]

A-9-17

Digicel Holdings (Bermuda) Limited

“Three Director Threshold”	has the meaning given to that term in Bye-law 36.1(b);
“Treasury Share”	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;
“Two Director Threshold”	has the meaning given to that term in Bye-law 36.1(b); and
“Uncommitted $50 million Accordion”	means an issue of up to $50 million aggregate initial liquidation preference of additional Convertible Preferred Shares pursuant to an uncommitted accordion on terms substantially similar to the Convertible Preferred Shares issued on the Closing Date to be made by the Board at its option.

1.2.	In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	the words:-

(e)	"may" shall be construed as permissive; and

(f)	"shall" shall be construed as imperative;

(g)	a reference to a statutory provision shall be deemed to include any amendment or re-enactment thereof;

(h)	the phrase "issued and outstanding" in relation to shares, means shares in issue other than Treasury Shares;

(i)	the word "corporation" means a corporation whether or not a company within the meaning of the Act; and

(j)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3.	In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

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Digicel Holdings (Bermuda) Limited

1.4.	Terms used but not defined in these Bye-laws have the meaning given to them in the Restructuring Support Agreement and its exhibits.

1.5.	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	Power to Issue Shares

2.1.	Subject to these Bye-laws including Bye-law 2.3 and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and to designate any authorised common shares as Class A Common Shares or Class B Common Shares and any authorised preference shares as Class A Convertible Preferred Shares or Class B Convertible Preferred Shares on issuance. The Board shall also have the power to issue any unissued shares as required by the Services Agreement on such terms and conditions as are specified in such agreement. Except as provided by Bye-law 80, holders of shares in the Company shall not be entitled to any pre-emption rights with respect to any issuance of shares by the Company.

2.2.	Subject to the Act and Bye-law 2.3, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

2.3.	[Whilst any Convertible Preferred Shares are issued and outstanding, the Board may not authorize and/or issue any shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) which rank senior or equal in priority to the Convertible Preferred Shares with respect to dividends and distributions other than an issue made pursuant to the Uncommitted $50 million Accordion. For the avoidance of doubt and subject to Bye-law 4.4, the Board may authorize and/or issue any class or series of shares or other equity interests (including any options or warrants to subscribe for shares or other equity interests, or any securities convertible into shares or other equity interests) which rank junior in priority to the Convertible Preferred Shares.][4]

3.	Power of the Company to Purchase its Shares

3.1.	Subject to Bye-law 15.7 and Schedule 2, the Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

3.2.	Subject to Bye-law 15.7 and Schedule 2, the Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

4 [NTD: All provisions related to Convertible Preferred Shares are subject to revision and finalization of CoDs.]

A-9-19

Digicel Holdings (Bermuda) Limited

4.	Rights Attaching to Shares

4.1.	At the date these Bye-laws are adopted, the share capital of the Company is divided into four classes: (i) common shares of par value US$0.001 each (the "Class A Common Shares"); (ii) common shares of par value US$0.001 each (the "Class B Common Shares"); (iii) convertible preference shares of par value US$0.001 each (the "Class A Convertible Preferred Shares"), and (iv) convertible preference shares of par value US$0.001 each (the "Class B Convertible Preferred Shares").

4.2.	The holders of Class A Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to the Class B Common Shares, the Convertible Preferred Shares and the Preference Shares):

(a)	be entitled to one vote per share;

(b)	subject to Bye-law 15.7, be entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

4.3.	The holders of Class B Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to the Class A Common Shares, the Convertible Preferred Shares and the Preference Shares):

(a)	not be entitled to any vote;

(b)	subject to Bye-law 15.7, be entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares except, for the avoidance of doubt, being entitled to any vote.

4.4.	[RESERVED].

4.5.	[RESERVED].

4.6.	[The holders of Class A Convertible Preferred Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to the Common Shares and the Preference Shares) and the provisions of the Act:

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Digicel Holdings (Bermuda) Limited

(a)	be entitled to one vote per share on an as-converted basis pari passu with holders of the Class A Common Shares;

(b)	be subject to Mandatory Conversion;

(c)	be subject to Mandatory Redemption, but may not be repurchased;

(d)	be entitled to receive Reference Property on a Reorganization Event;

(e)	be entitled to receive in priority to any dividends payable on any existing or future equity securities of the Company but pari passu with the holders of Class B Convertible Preferred Shares, subject to the Cash Cap Condition, ratable cumulative cash dividends at the rate per annum of 12% of the Liquidation Preference per Class A Convertible Preferred Share as the Board may from time to time declare and further subject to Bye-law 15. Dividends with respect to the Class A Convertible Preferred Shares shall be increased by 2% per annum during the continuance of any material breach of any of the Company’s obligations, covenants, representations, warranties, or agreements contained in these Bye-laws in favour of the holders of Class A Convertible Preferred Shares. Dividends with respect to the Class A Convertible Preferred Shares shall be compounded annually in arrears to the extent not paid in cash (the “Class A Convertible Preferred Compounded Dividends”);

(f)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise (which shall not include the sale of all or substantially all of the Company’s assets or business (other than in connection with a liquidation, winding-up or dissolution), nor a merger, amalgamation or consolidation into the Company or with any other person), be entitled to, in priority to any other holder of existing or future equity securities of the Company, the Liquidation Preference per share on a ratable basis plus accumulated and unpaid dividends on the shares to the date fixed for winding-up or dissolution, pari passu with the holders of Class B Convertible Preferred Shares;

(g)	after payment of the full amount of the Liquidation Preference and accumulated and unpaid dividends not be entitled to any right or claim to any of the Company’s remaining assets; and

(h)	generally be entitled to enjoy all of the rights attaching to shares.][5]

4.7.	[The holders of Class B Convertible Preferred Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to the Common Shares and the Preference Shares) and the provisions of the Act:

(a)	not be entitled to any vote;

(b)	be subject to Mandatory Conversion;

5 [NTD: All provisions related to Convertible Preferred Shares are subject to revision and finalization of CoDs.]

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Digicel Holdings (Bermuda) Limited

(c)	be subject to Mandatory Redemption but may not be repurchased;

(d)	be entitled to receive Reference Property on a Reorganization Event;

(e)	be entitled to receive in priority to any dividends payable on any existing or future equity securities of the Company but pari passu with the holders of Class A Convertible Preferred Shares, subject to the Cash Cap Condition, ratable cumulative cash dividends at the rate per annum of 12% of the Liquidation Preference per Class B Convertible Preferred Share as the Board may from time to time declare and further subject to Bye-law 15. Dividends with respect to the Class B Convertible Preferred Shares shall be increased by 2% per annum during the continuance of any material breach of any of the Company’s obligations, covenants, representations, warranties, or agreements contained in these Bye-laws in favour of the holders of Class B Convertible Preferred Shares. Dividends with respect to the Class B Convertible Preferred Shares shall be compounded annually in arrears to the extent not paid in cash (the “Class B Convertible Preferred Compounded Dividends”, and together with the Class A Convertible Preferred Compounded Dividends, the “Compounded Dividends”);

(f)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise (which shall not include the sale of all or substantially all of the Company’s assets or business (other than in connection with a liquidation, winding-up or dissolution), nor a merger, amalgamation or consolidation into the Company or with any other person), be entitled to, in priority to any other holder of existing or future equity securities of the Company, the Liquidation Preference on a ratable basis per share plus accumulated and unpaid dividends on the shares to the date fixed for winding-up or dissolution, pari passu with the holders of Class A Convertible Preferred Shares;

(g)	after payment of the full amount of the Liquidation Preference and accumulated and unpaid dividends not be entitled to any right or claim to any of the Company’s remaining assets; and

(h)	generally be entitled to enjoy all of the rights attaching to shares, except, for the avoidance of doubt, being entitled to any vote.][6]

4.8.	Subject to Bye-law 2.3, the Board is authorised to provide for the issuance of Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The

6 [NTD: All provisions related to Convertible Preferred Shares are subject to revision and finalization of CoDs.]

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Digicel Holdings (Bermuda) Limited

authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

(b)	the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)	whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)	whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)	the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series;

(i)	the rights of holders of that series to elect or appoint directors; and

(j)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.9.	Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and

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Digicel Holdings (Bermuda) Limited

unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.10.	At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations, except as otherwise provided for in Schedule 1, Part A and Schedule 1, Part B .

4.11.	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

4.12.	The Members hereby acknowledge that, in each of the circumstances specified herein where the Bye-laws accord any rights to any specific Members or Persons, the Members will exercise all of their powers (including their voting rights) in support of the rights of such Members or Persons and in a manner so as not to frustrate any such rights.

5.	Calls on Shares

5.1.	The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2.	Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

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Digicel Holdings (Bermuda) Limited

5.3.	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4.	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

6.	Forfeiture of Shares

6.1.	If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

[Name of Company] (the "Company")

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

______________________________

[Signature of Secretary] By Order of the Board

6.2.	If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Act.

6.3.	A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

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Digicel Holdings (Bermuda) Limited

6.4.	The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

7.	Share Certificates

7.1.	Subject to the provisions of this Bye-law 7, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

7.2.	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

7.3.	If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

7.4.	Notwithstanding any provisions of these Bye-laws:

(a)	the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)	unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.	Fractional Shares

8.1.	Subject to Bye-law 8.2, the Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

8.2.	No fractional Common Shares or securities representing fractional Common Shares will be delivered upon Mandatory Conversion or Mandatory Redemption, or in respect of dividend

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Digicel Holdings (Bermuda) Limited

payments on the Convertible Preferred Shares made in Common Shares or Convertible Preferred Shares. Instead, in the event that any Mandatory Conversion or Mandatory Redemption occurs, any fractional denominations of Common Shares shall be rounded down to the nearest whole number of shares.

REGISTRATION OF SHARES

9.	Register of Members

9.1.	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.

9.2.	The Register of Members shall be open to inspection without charge at the registered office of the Company on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

10.	Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.	Transfer of Registered Shares

11.1.	An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares

[Name of Company] (the "Company")

FOR VALUE RECEIVED                [amount] , I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address] , [number] shares of the Company.

DATED this

Signed by:	In the presence of:

Transferor	Witness

Signed by:	In the presence of:

Transferee	Witness

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Digicel Holdings (Bermuda) Limited

11.2.	Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

11.3.	The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

11.4.	The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

11.5.	The Board may refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the Board shall reasonably require. The Board shall refuse to register a transfer (i) unless all applicable consents, authorisations and permissions of any governmental or regulatory body or agency in Bermuda have been obtained, or (ii) such transfer would if effected, require the Company to register any security under the Securities Exchange Act of 1934 (the “Exchange Act”) (as a result of the number of Members or otherwise), unless, in any such case, at the time of such transfer, the Company is already subject to the reporting obligations under Sections 13 or 15(d) of the Exchange Act, violate applicable securities laws, or otherwise violate the terms of the Company’s constitutional documents. If the Board refuses to register a transfer of any share the Secretary shall, within ten Business Days after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. The Board can reasonably require certifications from the transferor and the transferee in connection with any such transfers to ensure compliance with applicable securities laws.

11.6.	Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

11.7.	Transfers of Common Shares or Convertible Preferred Shares to Competitors are subject to the prior written approval of the Board, provided that the Board may determine that an email from the Company’s financial or legal advisers confirming that the proposed transfer of Convertible Preferred Shares is not to a Competitor shall provide an alternative form of approval in relation to the relevant transfer and satisfy the requirements of this Bye-law 11.7.

11.8.	Notwithstanding anything to the contrary in these Bye-laws, the Company and the directors shall not decline to register any transfer of shares, nor may they suspend such registration, where such transfer (a) is to any secured party (b) is delivered to the Company for registration by a secured party in order to perfect it security over the shares, or (c) is executed by a secured party pursuant to the power of sale or otherwise under such security.

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Digicel Holdings (Bermuda) Limited

12.	Transmission of Registered Shares

12.1.	In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

12.2.	Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

[Name of Company] (the "Company")

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the "Transferee") registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Signed by:	In the presence of:

Transferee	Witness

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Digicel Holdings (Bermuda) Limited

12.3.	On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

12.4.	Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

13.	Power to Alter Capital

13.1.	Subject to the restrictions in these Bye-laws, the Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act [so long as Members are treated on a pro rata basis][7].

13.2.	Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

14.	Variation of Rights Attaching to Shares

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

15.	Dividends[8]

15.1.	The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them of each respective class entitled to the dividend, and such dividend may be paid in cash or wholly or partly in specie

7 Conyers: does this mean that every increase/reduction etc has to be made to each class of shares equally? Suggest to delete this as any change to share capital is subject to a resolution of the voting Members in any case.

8 [NTD: All provisions regarding dividends subject to finalization for CoD.]

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Digicel Holdings (Bermuda) Limited

in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

15.2.	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

15.3.	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

15.4.	The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company. Compounded Dividends are payable in cash.

15.5.	Accumulated and unpaid dividends for any past dividend periods may be declared and paid at any time to holders of record.

15.6.	[No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any issued and outstanding Convertible Preferred Shares with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum has been set apart for the payment of such dividend, upon all issued and outstanding Convertible Preferred Shares.]

15.7.	[No dividends or other distributions may be declared, made or paid, or set apart for payment upon, any shares junior to the Convertible Preferred Shares, nor may any shares junior to the Convertible Preferred Shares be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any shares junior to the Convertible Preferred Shares) by the Company, unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Shares. Holders of Convertible Preferred Shares will not be entitled to any dividend, whether payable in cash, property or shares, in excess of the amounts set forth in the Certificate of Designation].

16.	Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

17.	Method of Payment

17.1.	Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or bank draft sent through the post directed to the Member at such Member's address in the Register of Members, or to such person and to such address as the Member may direct in writing, or by transfer to such account as the Member may direct in writing.

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Digicel Holdings (Bermuda) Limited

17.2.	In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or bank draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may direct in writing, or by transfer to such account as the joint holders may direct in writing. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

17.3.	The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

17.4.	Any dividend and/or other moneys payable in respect of a share which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect thereof.

17.5.	The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member's new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

18.	Capitalisation

18.1.	The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

18.2.	The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS

19.	Annual General Meetings

Notwithstanding the provisions of the Act entitling the Members of the Company to elect to dispense with the holding of an annual general meeting, an annual general meeting shall be held in each year (other than the year of incorporation) at such time and place as the president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board shall appoint.

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Digicel Holdings (Bermuda) Limited

20.	Special General Meetings

The president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board may convene a special general meeting whenever in their judgment such a meeting is necessary.

21.	Requisitioned General Meetings

The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

22.	Notice

22.1.	At least 5 clear days' notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

22.2.	At least 5 clear days' notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

22.3.	The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

22.4.	A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

22.5.	The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

23.	Giving Notice and Access

23.1.	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

(b)	by sending it by post to such Member's address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or

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(c)	by sending it by courier to such Member's address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)	by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

23.2.	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

23.3.	In proving service under paragraphs 23.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

24.	Postponement or cancellation of General Meeting

The Secretary may, and on the instruction of the chairman or president of the Company or the Board, the Secretary shall, postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for a postponed meeting shall be given to each Member in accordance with these Bye-laws.

25.	Electronic Participation and security in Meetings

25.1.	Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

25.2.	The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.	Quorum at General Meetings

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26.1.	At any general meeting two or more persons present throughout the meeting and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares in the Company shall form a quorum for the transaction of business.

26.2.	If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

27.	Chairman to Preside at General Meetings

Unless otherwise agreed by a majority of those attending and entitled to vote at a general meeting, the chairman of the Company, if there be one who is present, and if not the president of the Company, if there be one who is present, shall act as chairman of such meeting. In their absence a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

28.	Voting on Resolutions

28.1.	Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

28.2.	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

28.3.	At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

28.4.	In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5.	At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

28.6.	At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular

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majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

29.	Power to Demand a Vote on a Poll

29.1.	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or

(b)	at least three Members present in person or represented by proxy; or

(c)	any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)	any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right.

29.2.	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

29.3.	A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

29.4.	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by one or more scrutineers appointed by the Board or, in the absence of such appointment, by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose, and the result of the poll shall be declared by the chairman of the meeting.

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30.	Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

31.	Instrument of Proxy

31.1.	A Member may appoint a proxy by

(a)	an instrument in writing in substantially the following form or such other form as the Board may determine from time to time or the Board or the chairman of the meeting shall accept:

Proxy

[Name of Company] (the "Company")

I/We, [insert names here] , being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

_________________________

Member(s)

or

(b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

31.2.	The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

31.3.	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

31.4.	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

32.	Representation of Corporate Member

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32.1.	A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

32.2.	Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

33.	Adjournment of General Meeting

33.1.	The chairman of a general meeting at which a quorum is present may, with the consent of the Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy) adjourn the meeting.

33.2.	The chairman of a general meeting may adjourn the meeting to another time and place without the consent or direction of the Members if it appears to him that:

(a)	it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

33.3.	Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

34.	Written Resolutions

34.1.	Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Bye-law.

34.2.	Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution.

34.3.	A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) the Members who at the date that the notice is given represent such majority of votes

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as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting.

34.4.	A resolution in writing may be signed in any number of counterparts.

34.5.	A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

34.6.	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

34.7.	This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

34.8.	For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

34.9.	No resolution may be adopted that has the effect of displacing or restricting the power of the Board to determine the strategic direction and overall control of the business of the Company, or if so adopted, shall be ineffective for that purpose.

35.	Directors Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

36.	Appointment and Election of Directors

36.1.	The Directors shall be elected by the Members, except in the case of a casual vacancy, at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

(a)	Subject to the terms of the Services Agreement, DOB shall serve as a non-executive director until the DOB Stepdown Date, provided that, upon the occurrence of the DOB Stepdown Date, for so long as DOB (or his Permitted Transferee) owns at least 5% of the Fully Diluted Common Shares, DOB (or his Permitted Transferee) shall have the right to

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appoint one (1) Director to the Board (such person, a “DOB Director”), which for the avoidance of doubt, can include any person including himself;

(b)	[for so long as PGIM and/or its Affiliates own(s): (i) at least [30]% of the Fully Diluted Common Shares (such ownership percentage, the “Four Director Threshold”), PGIM and/or its Affiliates shall be entitled to appoint four (4) Directors; (ii) at least [22.5]% of the Fully Diluted Common Shares (such ownership percentage, the “Three Director Threshold”), PGIM and/or its Affiliates shall be entitled to appoint three (3) Directors; (iii) at least [15]% of the Fully Diluted Common Shares (such ownership percentage, the “Two Director Threshold”), PGIM and/or its Affiliates shall be entitled to appoint two (2) Director; and (iv) at least [10]% of the Fully Diluted Common Shares (such ownership percentage, the “One Director Threshold” and together with the Four Director Threshold, the Three Director Threshold and the Two Director Threshold, the “Director Thresholds” and each, a “Director Threshold”), PGIM and/or its Affiliates shall be entitled to appoint one (1) Director; provided that (A) if PGIM and/or its Affiliates no longer own Fully Diluted Common Shares in excess of the One Director Threshold, PGIM and/or its Affiliates will no longer have the right to appoint a Director, (B) if PGIM and/or its Affiliates own Fully Diluted Common Shares representing a percentage of the Fully Diluted Common Shares that is not equal to a specific Director Threshold, then PGIM and/or its Affiliates shall also have the right to vote the excess percentage of Fully Diluted Common Shares owned by PGIM and/or its Affiliates over the applicable Director Threshold representing the number of Directors PGIM and/or its Affiliates are entitled to appoint pursuant to this Bye-law 36.1(b) for the election of At Large Directors (e.g., if PGIM and/or its Affiliates own 27% of the Fully Diluted Common Shares, PGIM and/or its Affiliates would have the right to appoint three (3) Directors and the right to vote 4.5% of the Fully Diluted Common Shares for the election of At Large Directors) and (C) in no event there shall be more than one Director appointed by PGIM and/or its Affiliates who is/are employee(s) of PGIM and/or of its Affiliates. Any person appointed pursuant to this Bye-law 36.1(b) shall be a “PGIM Director”);]

(c)	[for so long as Contrarian and/or its Affiliates own(s) any (i) Fully Diluted Common Shares in excess of the Two Director Threshold, Contrarian and/or its Affiliates shall be entitled to appoint two (2) Directors, and (ii) Fully Diluted Common Shares in excess of the One Director Threshold, Contrarian and/or its Affiliates shall be entitled to appoint one (1) Director; provided that (A) if Contrarian and/or its Affiliates no longer own Fully Diluted Common Shares in excess of the One Director Threshold, Contrarian and/or its Affiliates will no longer have the right to appoint a Director, (B) if Contrarian and/or its Affiliates own Fully Diluted Common Shares representing a percentage of the Fully Diluted Common Shares that is not equal to a specific Director Threshold, then Contrarian and/or its Affiliates shall also have the right to vote the excess percentage of Fully Diluted Common Shares owned by Contrarian and/or its Affiliates over the applicable Director Threshold representing the number of Directors Contrarian and/or its Affiliates are entitled to appoint pursuant to this Bye-law 36.1(c) for the election of At Large Directors (e.g., if Contrarian and/or its Affiliates own 14% of the Fully Diluted Common Shares, Contrarian and/or its Affiliates would have the right to appoint one (1) Director and the right to vote 4% of the

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Fully Diluted Common Shares for the election of At Large Directors) and (C) in no event there shall be more than one Director appointed by Contrarian and/or its Affiliates who is an employee of the Contrarian and/or of its Affiliates. Any person appointed pursuant to this Bye-law 36.1(c) shall be a “Contrarian Director”);9]

(d)	The current CEO of the Company shall serve as a Director and the Members agree to vote their shares for the appointment of any replacement CEO as a Director; and

(e)	any other Directors (the “At Large Directors”), other than those appointed pursuant to Bye-law 36.1(a)-(c) in accordance with Bye-law 36.3, shall be elected by the Members in accordance with this Bye-law 36 provided that any Member(s) who have the right to appoint Directors pursuant to Bye-law 36.1(a)-(c) (such members being DOB, PGIM and/or its Affiliates and Contrarian and/or its Affiliates) shall not be entitled to vote on the election of any At Large Director(s), except, that PGIM and/or its Affiliates and Contrarian and/or its Affiliates shall be entitled to vote on the election of any At Large Director(s) to the extent of their excess percentage of Fully Diluted Common Shares over the applicable Director Threshold, as described in Bye-law 36.1(b) and (c), respectively.

36.2.	PGIM and/or its Affiliates and Contrarian and/or its Affiliates shall have the right, subject to the other restrictions set forth in these Bye-laws, to transfer their Director appointment rights (an “Appointment Transfer”) pursuant to Bye-law 36.1(a)-(c) to another Member (such Member, an “Appointment Transferee”) by notice in writing to the Secretary, subject to that Appointment Transferee holding (or acquiring simultaneously with the transfer of the Appointment Right) at least 10% of the Fully Diluted Common Shares, and which such Appointment Transferee appointment rights being subject to the applicable fall-away and other restrictions on such rights that would have been applicable to PGIM and Contrarian, as applicable, if PGIM or Contrarian, as applicable, had continued to hold such Common Shares. If an Appointment Transfer has taken place, to the extent applicable, references to PGIM and/or Contrarian in these Bye-laws in respect of PGIM and/or Contrarian Directors shall be read as including the Appointment Transferee.

36.3.	The respective rights to appoint the DOB Director, the PGIM Director(s) and the Contrarian Director(s) pursuant to Bye-law 36.1(a)-(c) and the right to appoint a Director following an Appointment Transfer in accordance with Bye-law 36.2, shall be exercised by the relevant appointing Member by notice in writing delivered to the Secretary. For the avoidance of doubt, for as long as DOB (or his Permitted Transferee), PGIM and/or its Affiliates, and Contrarian and/or its Affiliates are entitled to appoint a DOB Director, PGIM Director(s), and Contrarian Director(s), as relevant, in accordance with Bye-law 36.1(a)-(c), the Members each agree to vote or act by written resolutions with respect to (or cause to be voted or acted upon by written consent) all shares of the Company then held of record by such persons in favour of any proposal made by DOB (or his Permitted Transferee) or PGIM and/or its Affiliates or Contrarian and/or its Affiliates to appoint, remove, maintain in office or replace the DOB Director, the PGIM Director(s), or to

9 [NTD: To update based on final description of common shares.]

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give effect to any appointment, removal, maintaining in office or replacement of the DOB Director, the PGIM Director(s), or the Contrarian Director(s), as relevant.

36.4.	Only persons who are proposed or nominated in accordance with this Bye-law shall be eligible for election as At Large Directors pursuant to Bye-law 36.1(e). Subject to Bye-law 36.1(e), any Member or Members holding at least 5% of the Fully Diluted Common Shares may propose any person for election as an At Large Director pursuant to Bye-law 36.1(e). Where any person, other than a Director retiring at the meeting or a person proposed for re-election or election as a Director by the Board, is to be proposed for election as an At Large Director pursuant to Bye-law 36.1(e), notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where an At Large Director is to be elected pursuant to Bye-law 36.1(e):

(a)	at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made; and

(b)	at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made.

36.5.	Where persons are validly proposed for re-election or election as At Large Directors pursuant to Bye-law 36.1(e), the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

36.6.	At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting, provided that this Bye-law shall not apply to any vacancy in office of the Directors appointed pursuant to Bye-law 36.1(a)-(c), or pursuant to Bye-law 36.2, which shall be filled in accordance with Bye-law 41.3.

36.7.	The Chairman of the Board (the “Chairman”) at the date of adoption of these Bye-laws shall be [•].

36.8.	For so long as PGIM and/or its Affiliates own at least [40%] of the Fully Diluted Common Shares, the Chairman will be designated PGIM and/or its Affiliates by notice in writing delivered to the Secretary and PGIM and/or its Affiliates will have the right to remove the Chairman by notice in writing delivered to the Secretary.

36.9.	Following the resignation or removal of the Chairman, the replacement Chairman shall be designated by (i) by PGIM and/or its Affiliates for so long as PGIM owns at least [40%] of the Fully Diluted Common Shares, and (ii) at such time as PGIM and/or its Affiliates owns less than [40%]

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of the Fully Diluted Common Shares, the Chairman shall be appointed, maintained and removed by a simple majority of the Directors.

36.10.	The Members each agree to vote or act by written resolutions with respect to (or cause to be voted or acted upon by written consent) all shares of the Company then held of record by such persons in favour of any proposal made by an Investor to appoint, remove, maintain in office or replace an Investor Director pursuant to Bye-law 36(b) or Bye-law 36(c) or to give effect to any appointment, removal, maintaining in office or replacement of an Investor Director

37.	Number of Directors

37.1.	The Board shall consist of such number of Directors being not less than one (1) Director and not more than such maximum number of Directors as the Members, may, in accordance with the Shareholder Reserved Matters, from time to time determine. At the date of adoption of these Bye-laws, the Board shall consist of nine (9) Directors [as follows:[10]

(a)	DOB as a non-executive director, until the date that is the DOB Stepdown Date;

(b)	[•], who shall also be appointed to the Board, to act as the Chief Executive Officer of the Company (the “CEO”);

(c)	[•], [•], [•] and [•], who shall comprise the four (4) PGIM Directors; and

(d)	[•] and [•], who shall comprise the two (2) Contrarian Directors; and

(e)	[•], who shall be the remaining director elected pursuant to Bye-law 36.1[(e)].

38.	Term of Office of Directors

38.1.	With the exception of the DOB Director, whose initial term shall expire on the DOB Stepdown Date, each Director shall hold office for such term as the Members who have appointed them may determine in the notice of appointment or resolution appointing such Director or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

39.	Alternate Directors

39.1.	Unless the Members otherwise resolve, any Director may appoint a person or persons to act as a Director in the alternative to himself by notice deposited with the Secretary.

39.2.	Any person elected or appointed pursuant to this Bye-law shall have all the rights and powers of the Director or Directors for whom such person is elected or appointed in the alternative, provided that such person shall not be counted more than once in determining whether or not a quorum is present.

10 Initial directors to be confirmed.

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39.3.	An Alternate Director shall be entitled to receive notice of all Board meetings and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

39.4.	An Alternate Director's office shall terminate -

(a)	on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor's directorship; or

(b)	when the Alternate Director's appointor revokes the appointment by notice to the Company in writing specifying when the appointment is to terminate; or

(c)	if the Alternate Director's appointor ceases for any reason to be a Director.

40.	Removal of Directors

40.1.	Subject to any provision to the contrary in these Bye-laws, the Members entitled to vote for the election of Directors (including the At Large Director(s)) may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director's removal; provided further that so long as each of DOB, PGIM and/or its Affiliates, or Contrarian and/or its Affiliates is entitled to appoint a DOB Director, PGIM Director(s) or Contrarian Director(s) as relevant, in accordance with Bye-law 36.1(a)-(c), or any Appointment Transferee is entitled to appoint a Director in accordance with Bye-law 36.2, such Director may only be removed by the relevant appointing Member by notice in writing to the affected Director, with a copy of such notice to the Secretary and section 93 of the Act shall not apply to any Director appointed in accordance with Bye-law 36.1(a)-(c) or Bye-law 36.2.

40.2.	Subject to the following sentence, if any At Large Director is removed from the Board under this Bye-law the Members may fill the vacancy at the meeting at which such At Large Director is removed. In the absence of such election or appointment, the Board may fill the vacancy; provided that if any DOB Director, PGIM Director(s) or Contrarian Director(s) is removed, or any Director appointed by an Appointment Transferee is removed, only the respective Member with the applicable appointment right in respect of such Director pursuant to Bye-law 36.1(a)-(c) or Bye-law 36.2 shall be entitled to appoint a replacement in accordance with Bye-law 41.3 for so long as such Member is entitled to appoint a Director in accordance with Bye-law 36.1(a)-(c) or Bye-law 36.2, as applicable.

41.	Vacancy in the Office of Director

41.1.	The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

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(b)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)	is or becomes of unsound mind or dies;

(d)	resigns his office by notice to the Company; or

(e)	in the case of DOB, in accordance with the Service Agreement.

41.2.	Subject to Bye-law 41.3, the Member(s) entitled to appoint or vote for the election of such Director pursuant to Bye-law 36 shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the removal, death, disability, disqualification or resignation of any Director or as a result of an increase in the size of the Board [and to appoint an Alternate Director to any Director so appointed].

41.3.	DOB (or his Permitted Transferee), PGIM, Contrarian or any Appointment Transferee shall have the right to fill any vacancy created for any reason in the office of a DOB Director, a PGIM Director or a Contrarian Director or any Director appointed by an Appointment Transferee, as applicable, for so long as such respective Member is entitled to appoint a Director pursuant to Bye-law 36.1(a)-(c) or Bye-law 36.2 (as applicable).

42.	Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Company in general meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally, and shall submit all claims as to same in accordance with the written policies of the Company as issued and communicated to them from time to time.

43.	Defect in Appointment

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

44.	Directors to Manage Business

The business of the Company shall be managed and conducted by the Board, which without limitation, includes the strategic direction and overall control of the business of the Company. In managing the business of the Company, the Board may exercise all such powers of the Company

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as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting, or otherwise restricted by the Shareholder Reserved Matters.

45.	Powers of the Board of Directors

45.1.	Subject to these Bye-laws including the Shareholder Reserved Matters, the Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)	exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)	appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)	appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)	by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g)	delegate any of its powers (including the power to sub-delegate) to a committee pursuant to Bye-law 47;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

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(k)	authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

46.	Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

47.	Delegation to Committees[11]

47.1.	The Board may delegate any of its powers, authorities and discretions (including the power to sub-delegate) to a committee consisting of one or more Directors or other Officers (Directors always comprising a majority on any such committee) as it thinks fit, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board.

47.2.	Such committee or committees shall have such name or names as may be determined from time to time by resolution of the Board.

47.3.	The Board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The Board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of these Bye-laws refers to the exercise of a power, authority or discretion by the Board and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee, save that no committee shall have the power or authority to:

(a)	adopt an agreement of merger, amalgamation, consolidation, scheme of arrangement or similar arrangement;

(b)	recommend to the Members the sale, lease or exchange of all or substantially all of the Company's property and assets;

(c)	recommend to the Members a winding up or dissolution of the Company or a revocation of a winding up or dissolution; or

(d)	unless the resolution of the Board constituting the committee expressly provides as such, to declare a dividend or to authorise the allotment or issue of shares.

47.4.	As soon as reasonably practicable following the adoption of these Bye-laws, the Board shall establish (i) a management transition committee, (ii) a cost reduction and performance

11 [NTD: Provisions regarding committees subject to further comment and review by PCG Ad Hoc Group. Subject to finalization of board slate, initial members of committees and procedures for appointing and removing members to be set forth in final bye-laws.]

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improvement committee; and (iii) an exit event committee, which will be tasked with exploring certain exit events (e.g., merger, amalgamation, business combination, sale of the Company, consummation of a qualified IPO). DOB shall have the right to be a member of the exit committee so long as he is a Director during the Initial Term (as specified in the Services Agreement).

48.	Appointment of Board Observers

48.1.	The following persons shall be entitled (but have no obligation) to appoint by written notice to the Company non-voting representatives who may attend meetings of the Board, and to receive all relevant information distributed and circulated to the Board (other than where the Board determines, in good faith upon advice of counsel, that withholding such information is necessary to protect legal privilege) (each such person, a “Board Observer”):

(a)	On the Closing Date, the DIFL Secured Steering Committee shall be entitled to appoint one (1) Board Observer (the “DIFL Term Loan Observer”). Following the Closing Date, The Required Lenders shall be entitled to remove and/or replace (including filling any vacancy with respect to) the DIFL Term Loan Observer; provided, that the initial DIFL Term Loan Observer appointed on the Closing Date shall not be removed without the consent of the New DIFL Term Loan Lenders that are or that are Affiliates of the members of the DIFL Secured Steering Committee; provided, further, that if at any time the rating of the New DIFL Term Loans is B2/B CFR stable or higher, the right of the DIFL Secured Steering Committee or the Required Lenders to appoint, remove and/or replace the DIFL Term Loan Observer shall not apply and no DIFL Term Loan Observer shall be entitled to attend meetings of the Board, but only for so long as the rating of the New DIFL Term Loans remains B2/B CFR stable or higher. Without limitation of the foregoing Bye-law 48.1 and for the avoidance of doubt, the DIFL Term Loan Observer shall be entitled to attend each meeting of the Board that the Board Observer appointed by the PCG Ad Hoc Group is entitled to attend.

(b)	Each member of the PCG Ad Hoc Group holding at least 5% of the Fully Diluted Common Shares shall be entitled to appoint one (1) Board Observer, provided, however, to the extent a member of the PCG Ad Hoc Group has the right to appoint a Director to the Board pursuant to Bye-law 36 and that Director is an employee of the applicable PCG Ad Hoc Group member or its Affiliates, then to the extent such employee Director is in attendance at a meeting of the Board, the PCG Ad Hoc Group member will not be entitled to have a Board Observer in attendance at such meeting.

48.2.	Board Observers shall attend such meetings solely in the role of observer and shall not be deemed to be a director in such capacity, shall not count for the purposes of a quorum and shall have no voting rights, provided that the Board Observers shall be required to comply with confidentiality obligations and non-disclosure restrictions applicable to the Board, including with respect to information which is subject to attorney-client privilege or which is subject to confidentiality obligations owing to any other person and shall be required to sign a customary confidentiality agreement in that respect. Board Observers shall be entitled to notice of all meetings of the Board in the same manner and at the same time as notice is sent to members of

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the Board. The Company shall reimburse the Board Observers for all reasonable and documented out-of-pocket costs and expenses incurred by the Board Observers in connection with traveling to and from and attending meetings of the Board.

49.	Appointment of Officers

The Board may appoint such Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit.

50.	Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

51.	Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

52.	Remuneration of Officers

The Officers shall receive such remuneration as the Board may determine.

53.	Conflicts of Interest and Corporate Opportunity

53.1.	Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director's firm, partner or company to act as Auditor to the Company.

53.2.	A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an "Interested Director") shall declare the nature of such interest as required by the Act.

53.3.	An Interested Director who has complied with the requirements of the foregoing Bye-law may:

(a)	subject to Bye-law 55.1(b), vote in respect of such contract or proposed contract; and/or

(b)	be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on,

and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

53.4.	To the fullest extent permitted by applicable law, the Company waives and renounces any right, interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to or business opportunities of which

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any of its officers, Directors, employees, agents, Members, partners, Affiliates, joint ventures, and Subsidiaries, except for DOB or Members that are employed by the Company, in each case, during the time that DOB or such Member remains a service provider of the Company, it being understood that DOB shall be deemed a service provider during the Initial Term (as specified in the Services Agreement) (each, a “Specified Party”) gain knowledge, even if the opportunity is, directly or indirectly, competitive with the business of the Company or its Subsidiaries or one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party shall have no duty (statutory, fiduciary, contractual or otherwise) to communicate or offer such business opportunity to the Company and, to the fullest extent permitted by applicable law, shall not be liable to the Company or any of its Subsidiaries for breach of any statutory, fiduciary, contractual or other duty, as a Director or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present or communicate such business opportunity, or information regarding such business opportunity, to the Company or its subsidiaries. Notwithstanding the foregoing, the waiver and renouncement in this Bye-law 53.4 shall not apply where any opportunity is expressly offered to (a) a Specified Party solely in his capacity as a Director, (b) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and (c) such Specified Party has no fiduciary or contractual obligation to present the opportunity to any other person or entity.

54.	Indemnification and Exculpation of Directors and Officers

54.1.	The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an "indemnified party"), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company

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or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

54.2.	The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

54.3.	The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is finally determined by a court of competent jurisdiction against him.

MEETINGS OF THE BOARD OF DIRECTORS

55.	Board Meetings

55.1.	The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail, subject to:

(a)	any Majority Holder Negative Consent Rights or Minority Protections Rights will require the applicable consent from Members in accordance with Schedule 1 Part A and Part B, respectively, in addition to Board approval;

(b)	entering into or amending Related Party Transactions will require the affirmative votes of a majority of the votes cast by disinterested Directors; and

(c)	if the CEO is appointed to the Board, any matters related to the CEO will require the affirmative votes of a majority of the votes cast of the Directors other than the CEO.

56.	Notice of Board Meetings

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

57.	Electronic Participation in Meetings

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each

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other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

58.	Representation of Corporate Director

58.1.	A Director which is a corporation may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any Board meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Director, and that Director shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

58.2.	Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at Board meetings on behalf of a corporation which is a Director.

59.	Quorum at Board Meetings

The quorum necessary for any transaction of business at a Board meeting shall be two-thirds of the Board of Directors, in each case, provided that if there is only one Director for the time being in office the quorum shall be one.

60.	Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for (i) the purpose of summoning a general meeting; or (ii) preserving the assets of the Company.

61.	Chairman to Preside

Unless otherwise agreed by a majority of the Directors attending a Board meeting, the chairman of the Company, if there be one who is present, and if not, the president of the Company, if there be one who is present, shall act as chairman at such Board meeting. In their absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.

62.	Written Resolutions

A resolution signed by (or in the case of a Director that is a corporation, on behalf of) all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by (or in the case of a Director that is a corporation, on behalf of) the last Director. For the purposes of this Bye-law only, "the Directors" shall not include an Alternate Director.

63.	Validity of Prior Acts of the Board

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No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

64.	Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, and meetings of committees appointed by the Board.

65.	Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

66.	Information Rights

66.1.	All Members who hold at least 1% of the Fully Diluted Common Shares shall be entitled to receive, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to applicable law, such customary information and/or documents which are provided to the holders of the New DIFL Term Loans (it being understood that to the extent the New DIFL Term Loans are no longer outstanding, all Members holding at least 1% of the Fully Diluted Common Shares shall continue to be entitled to receive information of the nature and type previously provided to the holders of the New DIFL Term Loans), subject to customary exemptions which shall include to protect confidential and proprietary information from disclosure to the public and Competitors, data protection restrictions and any requirements of applicable law and subject to the relevant Members entering into customary confidentiality arrangements.

66.2.	For the avoidance of doubt, the information rights provided in accordance with Bye-law 66.1 above are in addition to any information provided to the Directors who may be Members of the Company or representatives of Members of the Company.

67.	Form and Use of Seal

67.1.	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

67.2.	A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

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67.3.	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

68.	Records of Account

68.1.	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

68.2.	Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

68.3.	Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

69.	Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st March in each year.

AUDITS

70.	Annual Audit

Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

71.	Appointment of Auditor

71.1.	Subject to the Act, the Members shall appoint an Auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

71.2.	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

72.	Remuneration of Auditor

72.1.	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

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72.2.	The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

73.	Duties of Auditor

73.1.	The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

73.2.	The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

74.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

75.	Financial Statements and the Auditor's Report

75.1.	Subject to the following bye-law, the financial statements and/or the auditor's report as required by the Act shall

(a)	be laid before the Members at the annual general meeting; or

(b)	be received, accepted, adopted or approved by the Members by written resolution passed in accordance with these Bye-laws.

75.2.	If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor's report thereon need be made available to the Members, and/or that no Auditor shall be appointed then there shall be no obligation on the Company to do so.

76.	Vacancy in the Office of Auditor

The Board may fill any casual vacancy in the office of the Auditor.

VOLUNTARY WINDING-UP AND DISSOLUTION

77.	Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in

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the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

78.	Changes to Bye-laws

78.1.	Subject to Bye-law 78.2 and the Shareholder Reserved Matters, no Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

78.2.	Subject to the Shareholder Reserved Matters, Bye-laws 36, 37, 38, 39, 40, 41, 47, 66, 78, 80, 82, and paragraph of Part B of Schedule 1 may not be rescinded, altered or amended and no new Bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such Bye-laws, until the same has been approved by a resolution of the Board and by a resolution of the Members including the affirmative vote of shares carrying not less than 66% of the total voting rights of all issued and outstanding shares.

79.	Discontinuance

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

CERTAIN SHAREHOLDER ACTIONS

80.	Pre-Emption On New Issue

80.1.	If from time to time the Company proposes to issue any Relevant Securities the Company shall procure that:

(a)	no such Relevant Securities will be so issued unless each Eligible Member has first been given an opportunity which shall remain open for not less than twenty (20) Business Days (such date as chosen being the “End Date”) to subscribe on a pro rata basis (or to have a Related Party subscribe), at the same time and on the same terms (including the same price per Relevant Security), for its Relevant Entitlement. Such opportunity shall be offered to each Eligible Member in the form of a notice in writing from the Company (the “New Issue Notice”). An Eligible Member shall have the right to assign its rights pursuant to this Bye-law 80 to a Related Party;

(b)	the New Issue Notice shall indicate the total number of Relevant Securities to be issued and their respective proportions, the Relevant Entitlement of each Eligible Member the subscription price of each Relevant Security, and any other relevant terms and conditions (which shall be the same for all offerees);

(c)	if and to the extent that a Eligible Member wishes to accept the offer set out in the New Issue Notice and subscribe for any or all of its Relevant Entitlement, either itself or through

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one of its Related Parties, it shall give notice of such acceptance in writing to the Company on or before the End Date (each such notice, an “Acceptance Notice” and each Eligible Member giving such Acceptance Notice, a “Participating Shareholder”), failing which the Eligible Member shall be deemed to have declined to subscribe for any of its Relevant Entitlement in connection with the New Issue Notice. Any Acceptance Notice given by a Participating Shareholder pursuant to this Bye-law 80.1(c) shall be irrevocable;

(d)	if by 5.00 p.m. Bermuda time on the End Date, the Company has not received Acceptance Notices in respect of all of the Relevant Securities that are the subject of the New Issue Notice (the Relevant Securities in respect of which no Acceptance Notice has been received being the “Excess Securities”), the Board shall offer such Excess Securities to the Participating Shareholders. Such Participating Shareholders shall be given a further reasonable period of time (being not less than five Business Days and such date chosen being the “Second End Date”) to apply to subscribe for such number of Excess Securities as they wish (not exceeding the total number of Excess Securities offered to the Participating Shareholders and provided that the Excess Securities may be subscribed for by a Related Party of such Participating Shareholder in place of that Participating Shareholder) on the same terms (including the same price per Relevant Security and the same price per other security) on which that Participating Shareholder agreed to subscribe for the Relevant Securities and other securities pursuant to the New Issue Notice. If there are applications by Participating Shareholders for, in aggregate, a greater number than the number of Excess Securities, they shall be satisfied pro rata to the number of Excess Securities applied for by each relevant Participating Shareholder;

(e)	within five (5) Business Days of the End Date (or the Second End Date, as applicable), the Company shall give notice in writing to each Participating Shareholder of:

(i)	the number and price of the Relevant Securities (and Excess Securities, as applicable) for which that Participating Shareholder (or one of its Related Parties) has committed to subscribe; and

(ii)	the place and time on which the subscription is to be completed and the account details for the telegraphic transfer of the required subscription price;

(f)	if, following the procedure set out in this Bye-law 80, there still remain any Relevant Securities for which Eligible Members have either: (i) not committed to subscribe; or (ii) failed to make a payment at the required time in connection with their commitment to subscribe, then such Relevant Securities may be allotted to such persons (who may or may not be existing Eligible Members) as the Board may nominate, provided that the terms of such allotment are the same as those previously offered to the Eligible Members; and

(g)	Notwithstanding anything to the contrary set forth herein, the Company may comply with its obligations under this By-law 80 by first selling to (or causing its applicable Subsidiary to sell to) one or more Eligible Members (each, a “Specified Eligible Member”) all of the Relevant Securities contemplated to be issued, sold or incurred, and, promptly thereafter, offering to issue or sell to the Eligible Members (other than the Specified Eligible Members)

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(each, an “Other Eligible Member”) the number of such Relevant Securities the Other Eligible Members would have been entitled to purchase or subscribe for pursuant to this Bye-law 80 as if the Company or its applicable Subsidiary had not first issued or sold all of the Relevant Securities to or from the Specified Eligible Members but rather had offered to issue or sell the Relevant Securities to or from all Eligible Members at the same time and in accordance with the terms of this Bye-law 80. In the event that any Other Eligible Member purchases or provides Relevant Securities pursuant to any such offer referred to in the immediately preceding sentence, then the Specified Eligible Members shall sell or transfer to the Company or its applicable Subsidiary, for a price equal to the price paid by such Specified Eligible Member pursuant to this Bye-law 80, the same number or amount and class of Relevant Securities to be acquired or provided by the Other Eligible Members pursuant to such offer.

80.2.	The provisions of this Bye-law 80 shall automatically terminate and be of no further force or effect upon the earlier of (i) consummation of an IPO and (b) the consummation of a Sale Transaction.

81.	Drag Along Rights

81.1.	Subject to Bye-law 81.10, if one or more Members holding at least 60% in the aggregate of the Fully Diluted Common Shares (such applicable Members, the “Selling Shareholders”) determine to effect, approve or otherwise take any action that would cause the occurrence of, or desire to consummate a Sale Transaction (whether or not a Member vote is required) to any Third Party Purchaser (the “Proposed Drag Purchaser” and any such Sale Transaction, a “Drag-Along Transaction”), the Company or the Selling Shareholders (or a designated representative acting on behalf of the Selling Shareholders) will have the right (but not the obligation) to deliver a written notice thereof (a “Drag Along Notice”) to all other Members (each, a “Dragged Member”). Such Drag Along Notice shall be delivered to each Dragged Shareholder at least ten (10) Business Days prior to the closing of the Drag-Along Transaction, and shall contain a description, in reasonable detail, of the material terms and conditions of the Drag Along Transaction, including the identity of the Proposed Drag Purchaser, the amount and form of consideration to be paid by the Third Party Purchaser, copies of substantially final Drag-Along Transaction Documents or Investment Documents that the Dragged Members will be required to execute and deliver in connection with such Drag-Along Transaction and the proposed date (which may be an estimated date or range of dates) for the closing of the Drag-Along Transaction. For the avoidance of doubt, an existing Member which is not a Related Party of, or otherwise acting in concert with, the Selling Shareholders may qualify as a Proposed Drag Purchaser for the purposes of this Bye-law 81.1.

81.2.	If a Drag Notice is delivered by the Company or by or on behalf of the Selling Shareholders to the Dragged Members, each of the Dragged Members shall:

(a)	if such Drag Along Transaction is structured as a transfer of Shares, be obligated to transfer to the Third Party Purchaser (subject to the other terms of this Bye-law 81), at the closing of such Drag Along Transaction, all Shares held by such Dragged Member (or the applicable portion of such Dragged Member’s Shares that are required to be transferred in connection with such Drag Along Transaction, as determined in accordance with this

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Bye-law 81 on purchase terms and conditions that are the same as those purchase terms and conditions applicable to the Shares of the Selling Shareholders of the same class (excluding any investment or reinvestment opportunity given to management of the Company or any of its Subsidiaries), free and clear of any Liens (other than Permitted Liens); provided, that each Dragged Member will receive, in respect of such Dragged Member’s Shares that are transferred in such Drag-Along Transaction, no less than the same portion of the aggregate net consideration in respect of its Shares paid in such Drag-Along Transaction that such Dragged Member would have received if such aggregate net consideration in respect of its Shares had been distributed by the Company pursuant to Bye-law 15, and (B) each of the Dragged Members shall be entitled to receive transaction consideration in the same form and at the same time as the consideration received by the Selling Shareholders (and, for the avoidance of doubt, to the extent the Selling Shareholders have a choice as to the form of consideration, the other Dragged Members shall have the same choice). Any Dragged Member may assign its right to receive consideration to an Affiliate;

(b)	if such Drag-Along Transaction is structured as a sale or transfer of assets (including by or through the sale, issuance or other disposition of the Equity Interests of, or reorganization, merger, unit or share exchange, consolidation or other business combination involving, any direct and/or indirect Subsidiary or Subsidiaries of the Company), approve any subsequent dissolution and liquidation of the Company or any of its Subsidiaries in connection therewith and execute and/or deliver any applicable documents, instruments or agreements related thereto;

(c)	(A) be required to vote (including by written consent) such Dragged Member’s Shares (to the extent of any voting rights), whether by proxy, voting agreement or otherwise, in favor of such Drag-Along Transaction, and (B) not raise any objection against such Drag-Along Transaction (including objections relating to consideration being paid in connection therewith) or the process pursuant to which it was arranged, negotiated or consummated;

(d)	execute and deliver any Drag-Along Transaction Documents; provided that substantially final drafts of such Drag-Along Transaction Documents are provided to the Dragged Member no later than the date that is ten (10) Business Days prior to the date on which such Drag-Along Transaction is expected to be consummated, and agree to (A) the same covenants, obligations, indemnities and agreements as made by the Selling Shareholders set forth therein on a several and not joint basis and (B) make customary representations or warranties, on a several and not joint basis, limited to organization, existence and good standing of such Dragged Member, the power and authority of such Dragged Member to enter into the Drag-Along Transaction, due authorization, execution and delivery by such Dragged Member of the Drag-Along Transaction Documents and the Investment Documents, and enforceability against such Dragged Member of the Drag-Along Transaction Documents and the Investment Documents, good and marketable title (free and clear of all Liens other than Permitted Liens) of the Shares of such Dragged Member, the consents and notices required to be obtained or made by such Dragged Member in connection with such Drag-Along Transaction, and no brokers’ fees owed as a result of

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such Dragged Member’s actions in connection with such Drag-Along Transaction; provided, however, that no Dragged Member shall have any liability in connection with a Drag-Along Transaction, or otherwise be required to provide any indemnity relating to such Drag-Along Transaction that is, in excess of the amount of gross proceeds actually received by such Dragged Member in connection with such Drag-Along Transaction (other than on account of such Dragged Member’s own actual fraud);

(e)	if the Members will receive any Equity Interests in the Surviving Entity, execute and deliver any Investment Documents; provided that substantially final drafts of such Investment Documents are provided to such Dragged Member no later than the date that is ten (10) Business Days prior to the date on which such Drag-Along Sale is expected to be consummated, and agree to the same covenants, obligations and agreements as made by the Selling Shareholders set forth therein (provided that the Members that shall be entitled to comparable protections to those applicable to the Members as set forth herein, mutatis mutandis) on a several and not joint basis;

(f)	use commercially reasonable efforts to obtain or make any consents or filings necessary to be obtained or made by such Dragged Member to effectuate such Drag-Along Transaction;

(g)	waive and refrain from exercising any appraisal, dissenters or similar rights with respect to such Drag-Along Transaction;

(h)	not (A) take any action that would reasonably be expected to impede or be prejudicial to such Drag-Along Transaction, (B) assert, at any time, any claim against the Company, any member of the Board (or any committee thereof), any member of any committee or any other Member or any of its Affiliates (including any Selling Shareholder and any of its Affiliates) arising out of or relating to such Drag-Along Transaction, except for claims that a Drag-Along Transaction was not consummated in compliance with the requirements of these Bye-laws, or (C) except as permitted under and pursuant to these Bye-laws, disclose to any Person any information related to such Drag-Along Transaction (including the identity of the Third Party Purchaser, the fact that discussions or negotiations are taking place concerning such Drag-Along Transaction, or any of the terms, conditions or other information with respect to such Drag-Along Transaction);

(i)	take all necessary or desirable actions reasonably requested by the Selling Shareholders, the Third Party Purchaser and/or the Company in connection with the consummation of such Drag-Along Transaction, including voting such Dragged Member’s Shares (to the extent of any voting rights), whether by proxy, voting agreement or otherwise, in favor of such Drag-Along Transaction; and

(j)	refrain from asserting any claim or commencing any suit challenging any Drag-Along Transaction effected in compliance with the provisions of this Bye-law 81.2 or these Bye-laws, or alleging a breach of any fiduciary duty of the Board, the Selling Shareholders or any Affiliate, director, officer, employee, shareholder, member, partner, representative, agent or associate thereof (including, without limitation, aiding and abetting breach of

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fiduciary duty) in connection with the evaluation or negotiation of, or entry into agreements for, the Drag-Along Transaction, or the consummation of the transactions contemplated thereby, if such Drag-Along Transaction is consummated in accordance with this Bye-law 81.2. For the avoidance of doubt, nothing in this Bye-law 81.2(i)shall prohibit a Dragged Member from asserting a claim or commenting any suit challenging that a purported Drag-Along Transaction was not effected in compliance with the provisions of this Bye-law 81.2.

81.3.	In the case of a Drag-Along Transaction pursuant to which the Selling Shareholders are collectively Transferring less than one hundred percent (100%) of all of the Fully Diluted Common Shares owned or held by the Selling Shareholders in the aggregate, then each Dragged Member shall be required to transfer a percentage of the Shares owned or held by such Dragged Member equal to the quotient obtained by dividing (i) the total number of Units owned or held by the Selling Shareholders that are proposed to be Transferred in such Drag-Along Transaction by (ii) the total number of Common Shares and/or Preferred Shares, as applicable, owned or held by the Selling Shareholders in the aggregate.

81.4.	At the closing of any Drag-Along Transaction that is structured as a sale or other transfer of Shares in which the Selling Shareholders have exercised their rights under this Bye-law 81, each Dragged Member shall deliver at such closing, against payment of the purchase price therefor in accordance with the terms of the Drag-Along Transaction Documents, certificates or other documentation (or other evidence thereof reasonably acceptable to the Third Party Purchaser) representing such Dragged Member’s Shares to be sold, duly endorsed for transfer or accompanied by duly endorsed instruments of transfer, and such other documents as are deemed reasonably necessary by the Third Party Purchaser for the proper transfer of such Units on the books of the Company, free and clear of any Liens (other than Permitted Liens)

81.5.	Each Selling Member and each Dragged Member will bear its pro rata share (based upon the allocation among each such Member of the consideration payable in respect of Shares in the Drag-Along Transaction) of the costs and expenses of any Drag-Along Transaction to the extent such costs and expenses are incurred for the benefit of all Members or the Company and are not otherwise paid by the Company or the Third Party Purchaser. Costs and expenses incurred by any Member on its own behalf will not be considered costs and expenses of the Drag-Along Transaction and will be borne solely by such Member.

81.6.	The Company shall, and shall use commercially reasonable efforts to cause its officers, employees, agents, contractors and others under its control to, cooperate and assist in any proposed Drag-Along Transaction and not take any action which would reasonably be expected to impede or be prejudicial to any such Drag-Along Transaction. Pending the completion of any proposed Drag-Along Transaction, the Company shall comply with the terms of the Drag-Along Transaction Documents to which it is a party and shall use commercially reasonable efforts to operate the Company and its Subsidiaries in the ordinary course of business and to maintain all existing business relationships in good standing (unless otherwise required by the Drag-Along Transaction Documents).

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81.7.	The Company shall cooperate with the Selling Shareholders to enter into a Drag-Along Transaction and to take any and all such further action in connection therewith as the Selling Shareholders may deem reasonably necessary or reasonably appropriate in order to consummate (or, if directed by the Selling Shareholders, abandon) any such Drag-Along Transaction. Neither the Company, any of its Subsidiaries nor any of the Selling Shareholders shall have any liability if any Drag-Along Transaction is not consummated for any reason (including if the Selling Shareholders elect to abandon such Drag-Along Transaction for any reason or for no reason). Subject to the provisions of this Bye-law 81, the Selling Shareholders, in exercising their rights under this Bye-law 81, shall have complete discretion over the terms and conditions of any Drag-Along Transaction effected hereby, including price, payment terms, conditions to closing, timing of closing, representations, warranties, affirmative covenants, negative covenants, indemnification, releases, holdbacks and escrows. At the request of the Selling Shareholders, the Board shall authorize and direct the Company and/or any now or hereafter created Subsidiary of the Company to execute such agreements, documents, applications, authorizations, registration statements and instruments as they may deem reasonably necessary or reasonably appropriate in connection with any Drag-Along Transaction.

81.8.	In order to secure the obligations of each Dragged Member to vote such Dragged Member’s Shares in favor of a Drag-Along Transaction and to waive any appraisal, dissenters or similar rights that such Dragged Member has (or may have) with respect to any Drag-Along Transaction, in each case as set forth in Bye-law 81.2, each Dragged Member (other than the Members and their Permitted Transferees) hereby irrevocably appoints the Selling Shareholders (and each of them) as such Dragged Member’s true and lawful proxy and attorney, with full power of substitution, to vote all Shares owned or held by such Dragged Member or over which such Dragged Member has voting control to effectuate such votes and waivers for the duration of the existence of the Company. In addition, in order to secure the obligations of each Dragged Member to execute and deliver the Drag-Along Transaction Documents and, if applicable, the Investment Documents, and to take actions in connection with the consummation of a Drag-Along Transaction, in each case as set forth in Bye-law 81.2, each Dragged Member (other than the Members and their Permitted Transferees) hereby irrevocably grants to the Selling Shareholders (and each of them) a power-of-attorney to sign any and all such Drag-Along Transaction Documents and, if applicable, Investment Documents, and to take any and all such actions, in the name and on behalf of such Dragged Member. The proxies and powers of attorney granted by each Dragged Member (other than the Members and their Permitted Transferees) pursuant to this Bye-law 81.8 are coupled with an interest, are irrevocable, and shall not be affected by and shall survive the death, incompetency, incapacity, disability, merger, consolidation, bankruptcy, insolvency, liquidation or dissolution of any Dragged Member.

81.9.	Notwithstanding any other provision of these Bye-laws, during the period between service of a Drag Along Notice on a Dragged Shareholder in accordance with this Bye-law 81 and the Dragged Shares being transferred to the Proposed Drag Purchaser in accordance with this Bye-law 81 or the Drag Along Notice otherwise being revoked or lapsing, those Dragged Shares may not be transferred other than:

(a)	under this Bye-law 81; or

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(b)	where such transfer is a transfer of Shares from any holder of Shares to any such party’s Related Parties, provided that upon such transfer the Drag Along Notice shall be deemed to have been served on such transferee in respect of the Dragged Shares transferred to it, and that transferee shall be a Dragged Shareholder for the purpose of this Bye-law 81.

81.10.	The Drag Right shall not apply to any Shares held by DOB (or his Permitted Transferees) for a period of two years from the Closing Date unless the minimum value paid for all of the Common Shares is at least US$400 million or if the equity value implied in such Drag-Along Transaction is at least US$400 million. Except as expressly set forth in the immediately preceding sentence, the obligations of the Company and the Dragged Members pursuant to this Bye-law 81 shall apply irrespective of the amount of consideration (if any) to be paid to each Dragged Member pursuant to the Drag-Along Transaction.

82.	Tag Along Rights

82.1.	If one or more Members propose to transfer alone or between them more than 25% or more of the total number of Fully Diluted Common Shares then in issue (the “Tag Along Sale Shares” and such Members, the “Tag Along Selling Shareholders”) to a Third Party Purchaser on bona fide arm’s length terms (the “Proposed Tag Purchaser”), the Tag Along Selling Shareholders shall, at least twenty (20) Business Days prior to the proposed completion date of the sale of the Tag Along Sale Shares (the “Tag Along Sale”) pursuant to a binding agreement (the “Tag Along Sale Agreement”), give written notice of such proposal to each other Member (the “Tagging Shareholders”). Such written notice (the “Tag Along Notice”) shall specify:

(a)	the identity of the Proposed Tag Purchaser;

(b)	the price per Share at which the Proposed Tag Purchaser is proposing to purchase the Tag Along Sale Shares;

(c)	the proposed timing for completion of the Tag Along Sale; and

(d)	the other material terms and conditions applicable to the Tag Along Sale.

82.2.	If and to the extent that any Tagging Shareholder wishes to participate in the Tag Along Sale, it may elect to do so by serving written notice (the “Tag Exercise Notice”) on the Selling Shareholders within five (5) Business Days after delivery of the Tag Along Notice, to request that the Selling Shareholders procure that the Proposed Tag Purchaser purchases and acquires all (but not less than all) of their Shares (including any shares acquired by them after the Tag Along Notice is served but excluding any shares which are to be redeemed on or prior to the purchase of the Tag Along Sale Shares) (the “Tag Shares”). Any Tag Exercise Notice given by a Tagging Shareholder pursuant to this Bye-law 82.2 shall be irrevocable.

82.3.	The Tag Along Notice shall be accompanied by all documents required to be executed by the relevant Tagged Shareholder (and, if applicable, its Related Parties) in order to transfer legal and beneficial title to the Tag Shares from all Encumbrances (the “Tag Transfer Documents”). The Tag Transfer Documents may include certain conditions as agreed between the Selling

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Shareholders and the Proposed Tag Purchaser as well as representations, warranties and indemnities on the same terms given by the Selling Shareholders.

82.4.	The consideration payable for each Tag Share shall be at the same price, paid in the same form and manner of payment (including in respect of any deferral or escrow) and subject to the same payment terms (including as to the amount of the consideration) as will be received by the Selling Shareholders for each Share pursuant to the Tag Along Sale Agreement.

82.5.	For the avoidance of doubt, an existing Member which is not a Related Party of, or otherwise acting in concert with, the Selling Shareholders may qualify as a Proposed Tag Purchaser for the purposes of this Bye-law 82.

82.6.	The provisions of this Bye-law 82 shall not apply:

(a)	to any Affiliate Transfer;

(b)	to any transfers to new or existing members of management of the PCG Ad Hoc Group (as determined by the Board); or

(c)	if the Drag Right is being exercised.

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SCHEDULE 1

SHAREHOLDER RESERVED MATTERS

Part A – Majority Holder Negative Consent Rights

The following actions shall require the prior written consent or an affirmative vote of Members holding in aggregate at least 60% of the Fully Diluted Common Shares:

(a)	any material amendments or modifications to, or waivers or restatements of, the Company’s or its Subsidiaries’ constitutional or organizational documents;

(b)	any changes to the size of the Board;

(c)	any merger, amalgamation, consolidation, reorganization or other business combination involving the Company or its significant Subsidiaries;

(d)	any material (to the Company and its Subsidiaries taken as a whole) acquisitions or dispositions;

(e)	any fundamental change in the scope of the business of the Company and its Subsidiaries; or

(f)	entry into any liquidation, winding up or voluntary bankruptcy proceedings or similar proceedings in respect of the Company and/or its significant Subsidiaries),

(the “Majority Holder Negative Consent Rights”).

1[NTD: Draft is subject to ongoing comment and review by the members of the PCG Ad Hoc Group and their counsel.]

Part B – Minority Protection Rights

1.	The following actions shall require the prior written consent or an affirmative vote of Members holding in aggregate at least 70% of the Fully Diluted Common Shares:

(a)	any non-pro rata redemptions, recapitalizations, reclassifications or repurchases of the Company’s Shares or other equity interests;[12]

2.	The following action(s) shall require the prior written consent or an affirmative vote of the Required Lenders:

(a)	any amendments or modification to the Company’s memorandum of association, Bye-laws or other constitutional or organizational documents whether by merger, amalgamation, consolidation or otherwise, that would circumvent or otherwise amend or modify any provisions in these Bye-laws in respect of the DIFL Term Loan Observer, including the applicable provisions of Bye-law 48.

12 [NTD: ‘Certain fundamental actions’ to require 70% approval to be confirmed, per the Corporate Governance Term Sheet.]

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(items 1 to 2 together, the “Minority Protection Rights”).

Part C – DOB Consent Rights

3.	Notwithstanding and in addition to the foregoing, except as expressly permitted by the Services Agreement, the Company may not in each case, without the prior written consent of DOB:

(a)	make any amendments to the organizational documents of the Company, or any of its Subsidiaries, whether by merger, amalgamation, consolidation or otherwise, that would circumvent or otherwise modify DOB’s right to appoint a director or otherwise have a material and disproportionately adverse effect on DOB relative to the other Members (including any amendment of this Part C of Schedule 1); and

(b)	implement any management incentive plan during the Initial Term (as defined in the Services Agreement) that issues additional Common Shares or any security convertible into Common Shares which would have the effect of diluting DOB’s equity (it being understood that any incentive plan that provides for settlement in cash shall not be a violation of this provision),

(together, the “DOB Consent Rights”).13

13 [NTD: Schedule to be provided with the Certificate of Designations.]

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SCHEDULE 2

CONVERTIBLE PREFERRED SHARES14

14 NTD: Schedule to be provided pending finalization of CoDs.

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APPENDIX 10

LIQUIDATION ANALYSIS

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Digicel Limited (“DL”), Digicel Intermediate Holdings Limited (“DIHL”) and Digicel International Finance Limited (“DIFL”)

Liquidation Analysis Report (this “Report”)

September 30, 2023 (the “Liquidation Date”)

1)	Introduction

We are providing this Report in the context of restructuring the funded debt issued by DL, DIHL and DIFL, collectively, the “Debtors”. The Debtors are in the process of restructuring their funded debt through a formal, court-supervised scheme of arrangement commenced by DL (the “DL Scheme of Arrangement”) and DIFL and DIHL (the “DIFL Scheme of Arrangement” and, together with the DL Scheme of Arrangement, the “Schemes of Arrangement”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the DL Scheme of Arrangement. This Report is for the benefit of Debtors and may not be relied upon by any other person without our express permission. Notwithstanding the forgoing, we agree that the Debtors may disclose this report on a strict non-reliance basis to (i) any creditors subject to the Schemes of Arrangement; and (ii) any court or tribunal to which application is made or relief is sought in connection with the Schemes of Arrangement.

The purpose of this Report is to understand the potential return to the Debtors’ funded debt creditors (“Creditors”) assuming they enter into a liquidation on the Liquidation Date, without the benefit of the agreed upon terms of a restructuring within the Schemes of Arrangement (the “Liquidation Analysis”).

We have summarized our approach and methodology of compiling this Liquidation Analysis in the following pages. This Liquidation Analysis has been prepared with the assistance of the Debtors and their legal and financial advisors, in particular with respect to the security and priority rights of the Debtors’ various funded debt instruments listed below (principal amounts projected as of September 30, 2023):

•	$7mm loan issued by RBC Royal Bank (Trinidad & Tobago) to DL (the “RBC Facility”)

•	$925mm of 6.750% Senior Notes due 2023 issued by DL (the “DL Notes”)

•	$1,226mm of 8.75% Senior Secured Notes due 2024 issued by DIFL and DIHL (the “DIFL Secured Notes”)

•	$402 mm of 13.0% Senior Cash Pay/PIK Notes due 2025 issued by DIFL and DIHL (the “DIFL Unsecured Notes”)

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•	$250mm of 8.0% Subordinated Notes due 2026 issued by DIFL and DIHL (the “DIFL Subordinated Notes”)

•	$992 mm of term loan B issued by DIFL pursuant to the Credit Agreement (the “DIFL Term Loan B”)

To demonstrate that the Schemes of Arrangement provide an equal or superior return to the creditors, the Debtors, with the assistance of their advisors, have prepared the hypothetical liquidation analysis described herein. The Liquidation Analysis sets forth an estimated range of recovery values for each class of claims and interests compromised under the Schemes of Arrangement upon disposition of assets pursuant to a hypothetical liquidation of the Debtors on the Liquidation Date, with completion of the liquidation of a majority to the assets and distribution of the proceeds within one year of the Liquidation Date.

A summary of the estimated range of recovery percentages of the Creditors in a hypothetical liquidation of the Debtors compared to the recovery in the Schemes of Arrangement on September 30, 2023, is below. To the extent there is no remaining liquidation value of the assets of DL and DIFL after payment of senior claims, the hypothetical liquidation recovery to the junior Creditors is $0. This waterfall of value is demonstrated in Annex 2 of the Liquidation Analysis.

($ millions)	O/S Balance	Hypothetical Liquidation Recovery		Schemes of Arrangement Recovery
		Low	High
DL
DL Notes	$925	$11	$11	48.78% of DHL Common Shares
DIFL
DIFL Secured Notes	$1,226	$1,082	$1,226	$1,250 of the New DIFL Secured Notes
DIFL Term Loan B	$992	$875	$992	$1,011 of the New DIFL Term Loans
DIFL Unsecured Notes	$402	$0	$0	$396 of the new DML unsecured notes
DIFL Subordinated Notes	$250	$0	$0	13.05% of DHL Common Shares

The implied value of Common Shares of DHL provided to the DL Notes and DIFL Subordinated Notes in the Scheme of Arrangement of 48.78% and 13.05%, respectively, exceeds the high amount of the hypothetical liquidation value allocable to the holders of the DL Notes and DIFL Subordinated Notes as included in the Liquidation Analysis noted above. The implied value of the Common Shares of DHL is derived from the product of the (a) pro forma EBITDA of DHL for the trailing twelve months ended June 30, 2023, and (b) ratio of

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enterprise value to EBITDA of comparable companies based in (i) Latin America, (ii) emerging markets and (iii) developing markets for the similar period.

The Liquidation Analysis reflects the estimated cash proceeds, net of liquidation-related costs, which are projected to be realized if the Debtors were to be liquidated in accordance with the assumptions defined herein.

Underlying the Liquidation Analysis are numerous estimates and assumptions regarding asset proceeds that, although developed and considered reasonable by the Debtors’ management and their other advisors, are inherently subject to significant business, economic, regulatory, and competitive uncertainties, and contingencies beyond the control of the Debtors, their management, and their advisors. Accordingly, there can be no assurance that the values reflected in the Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation, and actual results could materially differ from the results herein. The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. Any balances reflected herein are unaudited and presented as such.

The Liquidation Analysis provides an illustration of the estimated realizable values of DL and DIFL assets and the returns to the Creditors in a hypothetical liquidation. We have reviewed the methodology and key assumptions used in developing the estimated liquidation value of assets and related estimated costs of a hypothetical liquidation process and found them to be reasonable. We determined the order of priority of distribution of net liquidation proceeds to individual classes of claimants and Creditors and computed the applicable resulting recovery. The projected recovery to the Creditors is the result of our analysis.

Basis of Presentation

The Liquidation Analysis represents an estimate of recovery values based upon a hypothetical liquidation process of the Debtors’ estates if the Debtors’ contemplated beginning an orderly liquidation of assets on the Liquidation Date and a provisional liquidator (“PL”) was appointed to convert all the Debtors’ assets into cash. In this hypothetical scenario, the PL would satisfy claims by selling the assets beginning on the Liquidation Date and abandoning all assets that could not be sold within a reasonable time. The hypothetical liquidation is based upon the pro forma balance sheets of DL and DIFL on July 31, 2023, that are updated to expected values on September 30, 2023. The co-issued debt of DIHL and DIFL are reflected on the balance sheet of DIFL since the primary assets supporting the co-issued debt are investments in subsidiaries, assets of DIFL. The cash amount (the “Gross Proceeds”) that would be available for satisfaction of claims and interests would consist of the net proceeds resulting from the disposition of the Debtors’ assets augmented by the unrestricted excess cash held by the Debtors at the time of the sales processes.

The most significant asset of the Debtors is the operating telecommunications businesses owned by direct and indirect subsidiaries of DIFL. The operating telecommunication businesses are involved in the mobile telephony, business solutions, fixed

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broadband/pay-tv and related businesses operating in Jamaica, Barbados, St. Lucia, St. Vincent, the Grenadines, Grenada, Aruba, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, Bonaire, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla and Montserrat (the “Operating Telecom Businesses”). The Operating Telecom Businesses would be sold by market to third parties on an “as-is, where-is” basis, via arms-length transactions with no representations or warranties. There are non-operating assets that are owned by the individual Debtors that would be sold individually, also with no representations or warranties.

This Liquidation Analysis assumes that gross proceeds would be distributed as follows: (i) for payment of liquidation and wind down expenses (together, the “Wind Down Costs”) that are attributable to realization of secured assets; including all fees of the PL and other professionals working on the liquidation as well as wind down of the estates, and accrued other post-petition third-party payables and expenses; (ii) to pay the amounts outstanding under the Bridge Loan Credit Facilities outstanding, the two delayed draw term facilities in an aggregate principal amount of $60 million entered into on June 27, 2023, on the Liquidation Date; (iii) to pay the secured portion of all secured claims; (iv) to pay creditors holding unsecured claims, including unsecured deficiency claims that arise to the extent the amount paid for the secured portions of the secured claims is less than the total value of such claims, intercompany claims amongst the Debtors and credit guarantor claims; and (v) to pay unsecured claims that are subordinated to other unsecured claims. The payment of Gross Proceeds will be determined at each Debtor. To the extent that the Gross Proceeds exceed Wind Down Costs and funded debt and intercompany claims, the excess will be distributed as equity to the parent of that Debtor. With respect to Wind Down Costs, this Liquidation Analysis assumes the inclusion of all costs that would be necessary to facilitate the orderly sale and wind down of the Debtors’ estates, including employee wages, rent, and other office-related costs during the time frame it takes to liquidate the estates.

The estimated Gross Proceeds from the sale of the Operating Telecom Businesses in the Liquidation Analysis is based on sales multiples of adjusted earnings before interest, depreciation, and amortization (“adjusted EBITDA”) for the preceding twelve-month results. This Liquidation Analysis assumes (i) the operations of the Operating Telecom Businesses will continue as going-concern operations during the sales process over the projected period (sales process includes arranging the sale to ultimately obtaining necessary regulatory approval) and (ii) the non-operating assets will be marketed and sold as soon as possible. The asset sales will proceed at the direction of the PL, utilizing the Debtors’ resources and third-party advisors, and will proceed as expeditiously as is compatible with the best interests of the Debtors’ creditors.

The Liquidation Analysis is also based on the assumptions that: (i) the Debtors will utilize available cash on hand, Gross Proceeds and cash generated from operations to fund the sales and marketing costs as well as the liquidation costs of certain non-operating assets during the anticipated liquidation timeline, and (ii) accounting, treasury, IT, and other

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management services needed to wind down the estates will continue to be available to the PL. The Liquidation Analysis does not include estimates for: (i) the tax consequences that may be triggered upon the liquidation and sale of assets; (ii) recoveries resulting from any potential preference, fraudulent transfer or other litigation or avoidance actions; or (iii) certain damage claims resulting from the cancellation of, or non-performance against, the Debtors’ contracts. More specific assumptions are detailed in the notes below.

The preparation of analyses underlying this Liquidation Analysis is an uncertain process involving the use of estimates and assumptions that, although considered reasonable based on management’s current expectations and beliefs, are inherently subject to business, economic and competitive risks, uncertainties, and contingencies, most of which are difficult to predict and many of which are beyond the control of the Debtors or the PL. The values stated herein have not been subject to any review, compilation, or audit by any independent accounting firm. In addition, various liquidation decisions upon which certain assumptions are based are subject to material change. As a result, the actual value of claims against the Debtors’ estates could vary significantly from the estimates stated herein, depending on the nature and value of claims asserted during the pendency of the Debtors’ liquidation. Similarly, the value of the Debtors’ assets in a liquidation scenario is uncertain and could vary significantly from the values set forth in the Liquidation Analysis. ACCORDINGLY, NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS OF A LIQUIDATION OF THE DEBTORS WOULD OR WOULD NOT, IN WHOLE OR IN PART, APPROXIMATE THE ASSUMPTIONS REPRESENTED HEREIN. THE ACTUAL LIQUIDATION VALUE OF THE DEBTORS IS SPECULATIVE, AND RESULTS COULD VARY MATERIALLY FROM ESTIMATES PROVIDED HEREIN.

2)	Notes

Operating Telecom Businesses

Certain of the Debtors’ direct and indirect subsidiaries operate the mobile telephony, business solutions, fixed broadband/pay-tv and related businesses operating in 25 different markets in the Caribbean and South America. For the twelve-month period ending March 31, 2023, EBITDA of the Debtors was $692 million, including of $642 million of Adjusted EBITDA of the Operating Telecom Businesses. Adjustments to EBITDA include (i) elimination of certain non-recurring costs; (ii) allocation of certain shared costs to individual markets; (iii) adjustments on revenue and direct costs to reflect higher projected churn during the sales process; and (iv) normalization of operating results in Haiti that are negatively impacted by current civil unrest. The resulting Adjusted EBITDA of the Operating Telecom Businesses was then further bifurcated by operating market or market groups and between encumbered and unencumbered assets where applicable.

The universe of potential buyers for the Operating Telecom Businesses of the Debtors is very limited. We considered the sale of the Operating Telecom Business (i) to a single purchaser in a shorter time frame and (ii) to smaller geographical markets of the Operating Telecom Businesses to potentially attract more buyers over a longer time frame. Some individual markets are too small to operate as their own market, thus will have a very limited

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universe of potential buyers. Accordingly, we looked at the following individual markets for analysis of their value: Trinidad, Jamaica, Haiti, Guyana, West Indies (collectively Grenada, St. Lucia, St. Vincent, Anguilla, St. Kitts, BVI, Dominica and Monserrat), Barbados, Bermuda, French West Indies, Other South Caribbean Islands (collectively Aruba, Bonaire, and Curacao), Cayman, Suriname, Turks & Caicos, and El Salvador. The liquidation value of the single market and individual markets were developed by the Company in consultation with its financial advisors considering, among other things, (i) FY 2023 Adjusted EBITDA of the combined markets and each individual market after allocation of overhead and shared costs and including normalization adjustments of FY 2023 EBITDA, (ii) out-of-the-ordinary charges for CAPEX, taxes, capital lease payments, etc., to get to an expected recurring free cash flow by market, (iii) individual market dynamics including potential growth, industry / competitor interest in a market, and local interest in a market, (iv) the share of Gross Proceeds that would be distributed to minority interest ownership in each particular market, (v) the time to close a transaction including securing local regulatory approval for the change in ownership where required, (vi) the perception of a limited time to sell the applicable Operating Telecom Business including the expected heightened churn of customer accounts during the sales process, (vii) the inability for the Debtors to offer significant representations of warranties in the sale of the assets to a buyer, and (viii) the ability of a buyer to arrange financing for a potential transaction. The costs of executing the sale transactions are estimated to be 4.0% of the sale transaction proceeds and are a reduction to Gross Proceeds. The transaction costs, by market, include, among other things, (i) investment banking fees, (ii) the costs of providing information for due diligence, (iii) legal fees to prepare and review sale documents, and (iv) costs to arrange regulatory approval of the sale. The net costs to operate the business, if not covered by operating cash flows, were also considered as a reduction to the Gross Proceeds from the sale of the applicable business. Available cash on hand of the Operating Telecom Businesses at the sale date is included in Gross Proceeds to the extent it is recoverable from the applicable market country upon a change in control of that Operating Telecom Business. We considered potential recovery in a liquidation process of attempting to sell individual markets compared to selling the Operating Telecom Businesses as a single operation. The process of selling individual markets would likely take more time and buyers would not be able to rely upon the common infrastructure and processes of the combined businesses. Additionally, certain markets would either be too small or would not generate enough operating cash flow to generate any interest. Accordingly, the Liquidation Analysis assumes the Gross Proceeds from the sale of a single Operating Telecom Business would exceed the Gross Proceeds from the sale of individual markets of Operating Telecom Businesses.

Non-Operating Assets

A. Loans and Trade Receivables from Digicel Group Holdings Limited (“DGHL”) to DL and DIFL: Based upon the stated distributions to DL and DIFL in DGHL’s Restructuring Support Agreement dated as of May 29, 2023.

B. Onnut Ventures Limited – Jamaica office building at DL: The investment in Onnut Ventures, the owner of the Jamaica office building. Recovery is estimated based on the valuation done in 2019, adjusted for Jamaica real estate index, net of mortgage and other net liabilities.

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C. Turgeau Holdings Limited – net equity investment in the Haiti hotel at DL: The investment in the Haiti hotel is set and DGHL bears the cost incurred in purchasing the mortgage from IFC in June 2022. DGHL has priority in receiving any proceeds from the hotel, while DL’s equity investment is not expected to have any meaningful value.

F. Prepaid and other assets at DL and DIFL: We are assuming that prepaid expenses and other assets have no meaningful value in a hypothetical liquidation.

E.  Administrative Expenses: include all fees that would be paid to administer the liquidation of the Debtors.

1.	Wind Down Costs contemplate the orderly liquidation and sale of the Debtors’ operations. To maximize recoveries, minimize claims, and generally ensure an orderly liquidation and sale, the PL would need to retain certain individuals currently employed by the Debtors and their subsidiaries. These individuals would primarily be responsible for facilitating the liquidation and sale of assets, providing historical knowledge and insight to the PL regarding the Debtors’ businesses, and concluding the administrative wind down of the estates after disposal of the Debtors’ assets. Wind down costs, for the purposes of the Liquidation Analysis, consist of costs associated with the continued employment for key operations, administrative and back-office personnel. Also included in this estimate are professional fees that include the cost of financial advisors, attorneys, and other professionals retained by the PL in connection with the wind-down of the Debtors’ estates. Professionals would be engaged in work related to claims reconciliation, asset recovery, and necessary tax and accounting work, among other things. For purposes of this analysis, the Debtors have used an estimate of $3 million.

2.	Unpaid Professional Fees include the accrued and unpaid fees of the professionals of the Debtors and certain of the Creditors as of September 30, 2023, totaling $5 million.

F. Bridge Loan Credit Facilities Claims: Bridge Loan Credit Facilities claims are comprised of the estimated outstanding plus applicable fees under the asset-based loan as of September 30, 2023.

G. Secured Claims: Secured claims are primarily comprised of the value of the collateral of the (i) the DIFL Secured Notes with an outstanding principal balance of $1,226 million, and (ii) the DIFL Term Loan with the projected outstanding balance of $992 million as of September 30, 2023. The secured claims also include the value of the collateral securing the DIFL Subordinated Notes, which take of form of $150 million of intercompany promissory notes pledged by certain subsidiaries of DIFL in favor of DHL.

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H.   Unsecured Claims: Unsecured claims are primarily comprised of the DL Notes with the projected outstanding balance of $925 million, the DIFL Unsecured Notes with the projected outstanding balance of $402 million and the DIFL Subordinated Notes with the projected outstanding balance of $250 million as of September 30, 2023. The DL Notes and the DIFL Subordinated Notes are further guaranteed by select operating subsidiaries of select subsidiaries of DIFL. Certain DIFL guarantees are secured by a 1L promissory note issued by certain DIFL subsidiaries. However, pursuant to the proxy for the solicitation of the conversion of the DIFL Subordinated Notes, if 75% of the outstanding principal amount of the DIFL Subordinated Notes vote in support of the exchange offer (the “75% Condition”) and the Schemes are not consummated, the guarantees will be released. The 75% Condition has been met and accordingly, we do not consider the assets of the guarantees in the Liquidation Analysis. The unsecured claims of DL also include $2,319 million of intercompany trade payables. To a lesser extent, unsecured claims of DL and DIFL include accounts payable and accrued expenses. The Debtors have not included any contingent liabilities due to the complex nature of estimating these amounts.

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Annex 1. Org chart

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Annex 2. Schedules of waterfalls of value

(i)	DL

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(ii)	DIFL

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Annex 3. Estimated value of Operating Telecom Businesses

The estimated equity value of the Operating Telecom Businesses reflected in “Investment in subsidiaries” in the DIFL waterfall that was developed by the Company in consultation with its financial advisors are as follows:

($ millions)	Equity Value
	Low	High
Operating Telecom Businesses	$1,771	$2,113

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APPENDIX 11

EQUITY REGISTRATION FORM

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EQUITY REGISTRATION FORM

For use by holders in respect of
6.750% Senior Notes due 2023 (the “Existing DL Notes”)
issued by

DIGICEL LIMITED

ISIN: US25380QAH20 (144A) / USG27649AG04 (Reg S)
CUSIP: 25380QAH2 (144A) / G27649AG0 (Reg S)

As set forth in the solicitation statement for schemes of arrangement (as amended from time to time, the “Solicitation Statement”) dated as of August 21, 2023 to which this Equity Registration Form (the “Form”) relates, we are soliciting proxies from holders of the Existing DL Notes to unconditionally deliver instructions for the Information and Tabulation Agent, effective immediately, to act as their true and lawful agent, attorney-in-fact and proxy with respect to such Existing DL Notes solely for the purpose of taking all steps necessary, including executing all documentation necessary, as may be required by applicable law, (a) to cause such Existing DL Notes to be assigned, transferred and exchanged, and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf the Existing DL Notes) of the DL Scheme (the “Proxy”); provided, however, that any such Proxy granted by a holder of Existing DL Notes that is a party to the RSA (as defined in the Solicitation Statement) shall automatically be deemed to be revoked upon the termination of the RSA. In addition, pursuant to the DL Scheme, DHL is offering holders the opportunity to subscribe for DHL Common Shares and convertible preferred shares (the “Exit Preferred Shares” and together with DHL Common Shares, the “New Securities”), each to be issued by DHL.

Capitalized terms used but not defined herein shall have the meanings given to them in the Solicitation Statement.

If the DL Scheme becomes effective in accordance with its terms, all Existing DL Notes will be exchanged for DHL Common Shares, which will be issued in registered form promptly after all conditions to the distribution of consideration under the DL Scheme are satisfied.

Holders of the Existing DL Notes are required to complete Part 1 of this Form in order to receive their New Securities in the Scheme. In addition, a holder that, together with its affiliates and controlling persons, will own 10% of the voting rights attaching to the or more of the outstanding New Securities after consummation of the Tender Offer or the Scheme, as applicable, must satisfy the Beneficial Ownership Condition (as defined below) in order to receive its New Securities.

This is NOT a letter of transmittal. Holders should submit their Proxy in respect of the Existing DL Notes following the procedures described in the Solicitation Statement and the DL Notes Election Form.

HOLDERS ENTITLED TO THE NEW SECURITIES PURSUANT TO THE DL SCHEME WHO DO NOT SUBMIT A VALID FORM WILL NOT RECEIVE THE NEW SECURITIES TO WHICH THEY ARE ENTITLED.

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Until a valid Form is received, a holder’s New Securities will be held in the Holding Trust by a Holding Trustee. This Holding Trust will terminate 18 months after the effective date of the DL Scheme (subject to any extension of the Holding Trust at the sole discretion of DHL). Upon termination of the Holding Trust, a holder that has not yet submitted a valid Form (or has not submitted an alternative notification deemed to be acceptable in the sole discretion of DHL) will no longer be entitled to any New Securities, and such securities will revert to DHL. Holders should therefore complete and submit this Form online as soon as practicable in accordance with the directions below.1

SPECIAL NOTICE TO THOSE HOLDERS WHO WILL HOLD 10% OR MORE OF THE VOTING RIGHTS ATTACHING TO THE NEW SECURITIES

Under Bermuda law, a holder who (together with its affiliates and controlling persons) would, assuming the consummation of the Reorganization Transactions, own or control 10% or more of the voting rights attaching to the New Securities is required to provide “know-your-customer”/customer due diligence information to satisfy the anti-money-laundering obligations imposed by the Bermuda Governmental Authorities (“KYC Requirements”). This is referred to as the “Beneficial Ownership Condition” and is satisfied by the holder providing the necessary information to Conyers Corporate Services (Bermuda) Limited.

The anticipated share capital of DHL upon closing of the Reorganization Transactions is expected to be allocated between 42.4 million DHL Common Shares with 69.75% of the voting rights and 1.2 million Exit Preferred Shares with 30.25% of the voting rights on an as-converted basis, assuming all shares of DHL Common Shares and Exit Preferred Shares are comprised of Voting DHL Common Shares and Exit Preferred Shares, respectively.

Holders who are subject to the Beneficial Ownership Condition should refer to Part 2 of this Form, which summarizes the materials that will need to be submitted in respect of the entity that is nominated as their registered holder of the New Securities in Part 1 of this Form. It should be noted that KYC Requirements may vary depending upon a particular holding structure and that the submission of the materials indicated in Part 2 of this Form may not automatically lead to the satisfaction of the Beneficial Ownership Condition. Conyers Corporate (Services) Limited reserves the right to require additional information that in its discretion is necessary to satisfy the Beneficial Ownership Condition. DHL’s counsel will assist any holder subject to the Beneficial Ownership Condition in satisfying the Beneficial Ownership Condition. Such holders should separately submit their KYC Requirements as soon as practicable to digicel.equity@conyers.com with a copy of the completed Form.

1 Only electronic submission will be accepted.

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PART 1

DETAIL OF HOLDINGS

Existing DL Notes

Name of Holder:
Principal value of Existing DL Notes Held:	$
ATOP VOI Number(s):[2]

REGISTERED HOLDER FOR DHL COMMON SHARES

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

2 Holders who are participating in the ATOP Election process should request the VOI Number(s) from the bank or brokerage firm that tendered their Notes. Holders who are not participating in the ATOP Election process must wait until the Scheme has become effective in order to complete their Form.

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REGISTERED HOLDER FOR EXIT PREFERRED SHARES (ONLY APPLICABLE IF THE HOLDER MADE THE SUBSCRIPTION ELECTION)

Name of Registered Holder:
Address of Registered Holder:

Contact Email for Service of Notices:

Representations and Warranties: By submitting this Form, you are deemed to make the representations and warranties that follow on behalf of the holder identified above.

Directions for submitting this Form: Please submit this Form by following the link at https://epiqworkflow.com/cases/DLRegister. Questions regarding the submission of this Form may be directed to Tabulation@epiqglobal.com (please include “DL Registration” in the subject line).

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REPRESENTATIONS AND WARRANTIES

Each holder that submits, delivers or procures the delivery of this Form represents, warrants and undertakes to each of Digicel Limited, Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, Conyers Corporate Services (Bermuda) Limited (in its capacity as corporate secretary to DHL) and the Information and Tabulation Agent that:

1.	all information provided on this Form or in connection with this Form is true, accurate and correct in all material respects;

2.	it is lawful for the holder to participate in the DL Scheme and for the holder or its designated registered holder to receive the New Securities and such receipt is not prohibited under the laws or regulations of any jurisdiction applicable to the holder or its designated registered holder, and the holder or its designated registered holder’s acceptance of the New Securities would not, or would not be likely to result in DL, DHL, DIHL or DIFL being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where such holder or its designated registered holder is a citizen or subject to the laws of or in which the holder or its designated registered holder is domiciled or resident;

3.	it is assuming all of the risks inherent participating in the DL Scheme and receiving the New Securities and has undertaken all the appropriate analysis of the implications thereof without relying on DL, DHL, DIHL, DIFL or the Information and Tabulation Agent;

4.	the Existing DL Notes are held by it (directly or indirectly) or on its behalf via DTC, and that the holder will use all reasonable endeavours to ensure that such notes will continue to be so held up to and including the effective date of the DL Scheme;

5.	by instructing DTC, it will be deemed to have authorized DTC to provide details concerning its identity, the Existing DL Notes which are the subject of this Form delivered on its behalf and its applicable account details to the relevant Company and the Information and Tabulation Agent and their respective legal and financial advisers at the time this Form is submitted;

6.	neither the Information and Tabulation Agent, Conyers Corporate Services (Bermuda) Limited nor any of their respective affiliates, directors, officers or employees has made any recommendation to that holder, and that it has made its own decision with regard to tendering based on any legal, tax or financial advice that it has deemed necessary to seek;

7.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall be binding on the successors and assigns of that holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that holder; and

8.	no information has been provided to it by DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees with regard to the tax consequences to that holder, and that it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of receiving the New Securities in the DL Scheme and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against DL, DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda)

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Limited, the Information and Tabulation Agent or any of their respective affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments).

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© Conyers 2020. This Slide Presentation Contains Proprietary and/or Confidential Information. conyers.com KYC Requirements – Digicel Equity Registration Form

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© Conyers 2020. Confidential. Outline Requirements • For each proposed registered holder of DHL equity please provide: • Structure chart showing (1) Digicel Holdings (Bermuda) Limited (“ DHL ”) ; (2) your proposed Registered Holder (a “ Holder ”) of DHL (and its approximately DHL equity ownership); (3) all owners of the Holder that would on a “look through” basis beneficially own 10% or more of DHL. • i.e. if a Holder is the direct registered owner of 25% of DHL, then a shareholder/owner of a Holder is only required to be shown on a structure chart if such shareholder/owner is the owner of more than 40% (0.1/0.25) of the Holder. • Each entity on the structure chart (other than DHL) must submit CDD documents as specified on the following pages, depending upon whether that entity is a corporation, partnership, individual etc. • Bermuda law requires a “warm body” to be identified even where there is no individual owning more than 10%. In these cases (i.e. where a Holder and its shareholders have no individuals that ultimately own 10% or more of DHL on a “look through basis”), then a senior manager/director should be identified in an upper tier entity, and the CDD submitted for this senior manager/director as if they were an “individual verification subject”. 2

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Table of Contents Click on headings below to view each page Example Structure Chart for CDD Collection Publicly Listed AML/ATF Regulated Financial Institution Individual Verification Subjects Company Partnership Trust Foundation State / Government Owned Enterprise Certification Requirements (Structure Charts) Certification Requirements (Other CDD) 3

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company NOT ultimately owned by a Publicly Listed Entity or AML/ATF Regulated Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 Digicel Holdings (Bermuda) Limited Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 3 (Individual) Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required 15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15) Specific CDD Required 20% 30% 50% (15% via indirect ownership of the shareholding) 50% (15% via indirect ownership of the shareholding) 50% 100% 20% ( 10% via indirect ownership of the shareholding) 20% ( 10% via indirect ownership of the shareholding) 60% ( 30 % via indirect ownership of the shareholding) *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. Individual UBO 10% or more 4

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by a Publicly Listed Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Entity Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Entity Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner – Publically Listed Entity ( Simplified Due Diligence may be applicable – refer to Publicly Listed Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required 100% 100% 100% * Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 5

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by an AML/ATF regulated entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Registered Shareholder 3 (Individual) ( Name and Address via Application Form ) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (AML/ATF Regulated Entity) ( Simplified Due Diligence may be applicable if Low /Medium risk – refer to AML/ATF RFI Slide ) Collect CDD CDD Not Required LEGEND Specific CDD Required Percentage of ownership should be clearly labeled Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) (Name, Address and Certificate of Compliance / Good Standing) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). (CEO or equivalent can be from Immediate Shareholder or Proposed Bermuda Client) 100% 100% 10% 5% 85% 100% 100% *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 6

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EQUITY REGISTRATION FORM

For use by Eligible Holders in respect of
8.0% Subordinated Notes due 2026 (the “Existing Notes”)
co-issued by
DIGICEL INTERMEDIATE HOLDINGS LIMITED (“DIHL”)
and
DIGICEL INTERNATIONAL FINANCE LIMITED (“DIFL”)
ISIN: US25381XAC74 (144A) / USG2770MAC22 (Reg S)
CUSIP: 25381XAC7 (144A) / G2770MAC2 (Reg S)

As set forth in the offering memorandum and consent solicitation statement (as amended from time to time, the “offering memorandum”) dated as of August 21, 2023 to which this Equity Registration Form (the “Form”) is attached, we are offering to exchange any and all of the Existing Notes, validly tendered (and not validly withdrawn) (the “Exchange Offer”) and accepted for exchange by us for common shares to be issued by Digicel Holdings (Bermuda) Limited (“DHL”) (the “DHL Common Shares”), as described in the offering memorandum. In addition, DHL is offering Eligible Holders that tender their Existing Notes in the Exchange Offer the opportunity to subscribe for DHL Common Shares and convertible preferred shares (the “Exit Preferred Shares” and together with DHL Common Shares, the “New Securities”), each to be issued by DHL.

Capitalized terms used but not defined herein shall have the meanings given to them in the offering memorandum.

If 75% of the outstanding principal amount of Existing Notes are tendered in the Exchange Offer, then the Existing Notes Issuers expect to propose the Scheme with respect to the Existing Notes. If the Existing Notes Issuers commence the Scheme and are successful in effecting the Scheme in accordance with its terms, all Existing Notes will be exchanged for DHL Common Shares, which will be issued in registered form promptly after all conditions to the distribution of consideration under the Scheme are satisfied. The completion of this Form is necessary to receive the DHL Common Shares and, to the extent Eligible Holders subscribe therefor, the Exit Preferred Shares, regardless of whether any New Securities are issued upon consummation of the Exchange Offer or the Scheme.

Eligible Holders of the Existing Notes are required to complete Part 1 of this Form in order to receive their relevant New Securities in the Exchange Offer or the Scheme, as applicable. In addition, an Eligible Holder that, together with its affiliates and controlling persons, will own 10% of the voting rights attaching to the or more of the outstanding New Securities after consummation of the Exchange Offer or the Scheme, as applicable, must satisfy the Beneficial Ownership Condition (as defined below) in order to receive its New Securities.

This is NOT a letter of transmittal. Eligible Holders should tender their Existing Notes in the Exchange Offer following the procedures described in the offering memorandum.

ELIGIBLE HOLDERS ENTITLED TO ANY NEW SECURITIES PURSUANT TO THE EXCHANGE OFFER OR THE SCHEME, AS APPLICABLE, WHO DO NOT SUBMIT A VALID FORM WILL NOT RECEIVE THE NEW SECURITIES TO WHICH THEY ARE ENTITLED.

Until a valid Form is received, an Eligible Holder’s New Securities will be held in the Holding Trust by a holding trustee. This Holding Trust will terminate 18 months after the Settlement Date (subject to any extension of the Holding Trust at the sole discretion of DHL). Upon termination of the Holding Trust, an Eligible Holder that has not yet submitted a valid Form (or has not submitted an alternative notification deemed to be acceptable in the sole discretion of DHL) will no longer be entitled to any New Securities, and such securities will revert to DHL. Eligible

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Holders should therefore complete and submit this Form online as soon as practicable in accordance with the directions below.1

SPECIAL NOTICE TO THOSE ELIGIBLE HOLDERS WHO WILL HOLD 10% OR MORE OF THE VOTING RIGHTS ATTACHING TO THE NEW SECURITIES

Under Bermuda law, an Eligible Holder who (together with its affiliates and controlling persons) would, assuming the consummation of the Reorganization Transactions, own or control 10% or more of the voting rights attaching to the New Securities is required to provide “know-your-customer”/customer due diligence information to satisfy the anti-money-laundering obligations imposed by the Bermuda Governmental Authorities (“KYC Requirements”). This is referred to as the “Beneficial Ownership Condition” and is satisfied by the Eligible Holder providing the necessary information to Conyers Corporate Services (Bermuda) Limited.

The anticipated share capital of DHL upon closing of the Reorganization Transactions is expected to be allocated between 42.4 million DHL Common Shares with 69.75% of the voting rights and 1.2 million Exit Preferred Shares with 30.25% of the voting rights on an as-converted basis, assuming all shares of DHL Common Shares and Exit Preferred Shares are comprised of Voting DHL Common Shares and Exit Preferred Shares, respectively.

Eligible Holders who are subject to the Beneficial Ownership Condition should refer to Part 2 of this Form, which summarizes the materials that will need to be submitted in respect of the entity that is nominated as their registered holder of the New Securities in Part 1 of this Form. It should be noted that KYC Requirements may vary depending upon a particular holding structure and that the submission of the materials indicated in Part 2 of this Form may not automatically lead to the satisfaction of the Beneficial Ownership Condition. Conyers Corporate (Services) Limited reserves the right to require additional information that in its discretion is necessary to satisfy the Beneficial Ownership Condition. DHL’s counsel will assist any Eligible Holder subject to the Beneficial Ownership Condition in satisfying the Beneficial Ownership Condition. Such holders should separately submit their KYC Requirements as soon as practicable to digicel.equity@conyers.com with a copy of the completed Form.

1 Only electronic submission will be accepted.

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PART 1

DETAIL OF HOLDINGS

Existing Notes

Name of Eligible Holder:

Principal value of Existing Notes Held:	$

ATOP VOI Number(s):[2]

REGISTERED HOLDER FOR DHL COMMON SHARES

Name of Registered Holder:

Address of Registered Holder:

Contact Email for Service of Notices:

2 Eligible Holders who are participating in the Exchange Offer should request the VOI Number(s) from the bank or brokerage firm that tendered their Notes.

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REGISTERED HOLDER FOR EXIT PREFERRED SHARES (ONLY APPLICABLE IF THE ELIGIBLE HOLDER SUBSCRIBED FOR THE EXIT PREFERRED SHARES BY ELECTING OPTION 1 OR OPTION 2)

Name of Registered Holder:

Address of Registered Holder:

Contact Email for Service of Notices:

Representations and Warranties: By submitting this Form, you are deemed to make the representations and warranties that follow on behalf of the Eligible Holder identified above.

Directions for Submitting this Form: Please submit this Form by following the link at https://epiqworkflow.com/cases/DIFLRegister. Questions regarding the submission of this Form may be directed to Tabulation@epiqglobal.com (please include “DIFL Registration” in the subject line).

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REPRESENTATIONS AND WARRANTIES

Each Eligible Holder that submits, delivers or procures the delivery of this Form represents, warrants and undertakes to each of Digicel Holdings (Bermuda) Limited, Digicel Intermediate Holdings Limited, Digicel International Finance Limited, Conyers Corporate Services (Bermuda) Limited (in its capacity as corporate secretary to DHL), and the Information Agent that:

1.	all information provided on this Form or in connection with this Form is true, accurate and correct in all material respects.

2.	it is lawful for the Eligible Holder to participate in the Exchange Offer or the Scheme, as applicable, and for the Eligible Holder or its designated registered holder to receive the New Securities and such receipt is not prohibited under the laws or regulations of any jurisdiction applicable to the Eligible Holder or its designated registered holder, and the Eligible Holder or its designated registered holder’s acceptance of the New Securities would not, or would not be likely to result in DHL, DIHL or DIFL being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where such Eligible Holder or its designated registered holder is a citizen or subject to the laws of or in which the Eligible Holder or its designated registered holder is domiciled or resident;

3.	it is assuming all of the risks inherent participating in the Exchange Offer or the Scheme, as applicable, and receiving the New Securities and has undertaken all the appropriate analysis of the implications thereof without relying on DHL, DIHL, DIFL or the Information Agent;

4.	the Existing Notes are held by it (directly or indirectly) or on its behalf via DTC, and that the Eligible Holder will use all reasonable endeavours to ensure that such notes will continue to be so held up to and including the Settlement Date;

5.	by instructing DTC, it will be deemed to have authorized DTC to provide details concerning its identity, the Existing Notes which are the subject of this Form delivered on its behalf and its applicable account details to the relevant Company and the Information Agent and their respective legal and financial advisers at the time this Form is submitted;

6.	neither the Information Agent, Conyers Corporate Services (Bermuda) Limited nor any of their respective affiliates, directors, officers or employees has made any recommendation to that Eligible Holder, and that it has made its own decision with regard to tendering based on any legal, tax or financial advice that it has deemed necessary to seek;

7.	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall be binding on the successors and assigns of that Eligible Holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that Eligible Holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that Eligible Holder; and

8.	no information has been provided to it by DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited the Information Agent or any of their respective affiliates, directors, officers, advisers or employees with regard to the tax consequences to that Eligible Holder, and that it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of tendering its Existing Notes in the Exchange Offer and receiving the New Securities in the Exchange Offer or the Scheme, as applicable, and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against DHL, DIHL, DIFL, Conyers Corporate Services (Bermuda) Limited, the Information Agent or any of their respective affiliates, directors, officers, advisers or employees in respect of such taxes or similar payments).

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© Conyers 2020. This Slide Presentation Contains Proprietary and/or Confidential Information. conyers.com KYC Requirements – Digicel Equity Registration Form

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© Conyers 2020. Confidential. Outline Requirements • For each proposed registered holder of DHL equity please provide: • Structure chart showing (1) Digicel Holdings (Bermuda) Limited (“ DHL ”) ; (2) your proposed Registered Holder (a “ Holder ”) of DHL (and its approximately DHL equity ownership); (3) all owners of the Holder that would on a “look through” basis beneficially own 10% or more of DHL. • i.e. if a Holder is the direct registered owner of 25% of DHL, then a shareholder/owner of a Holder is only required to be shown on a structure chart if such shareholder/owner is the owner of more than 40% (0.1/0.25) of the Holder. • Each entity on the structure chart (other than DHL) must submit CDD documents as specified on the following pages, depending upon whether that entity is a corporation, partnership, individual etc. • Bermuda law requires a “warm body” to be identified even where there is no individual owning more than 10%. In these cases (i.e. where a Holder and its shareholders have no individuals that ultimately own 10% or more of DHL on a “look through basis”), then a senior manager/director should be identified in an upper tier entity, and the CDD submitted for this senior manager/director as if they were an “individual verification subject”. 2

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Table of Contents Click on headings below to view each page Example Structure Chart for CDD Collection Publicly Listed AML/ATF Regulated Financial Institution Individual Verification Subjects Company Partnership Trust Foundation State / Government Owned Enterprise Certification Requirements (Structure Charts) Certification Requirements (Other CDD) 3

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company NOT ultimately owned by a Publicly Listed Entity or AML/ATF Regulated Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 Digicel Holdings (Bermuda) Limited Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 3 (Individual) Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (Company – Not Publicly Listed or Regulated) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required 15% via indirect ownership of the shareholding (0.5 x 0.3 = 0.15) Specific CDD Required 20% 30% 50% (15% via indirect ownership of the shareholding) 50% (15% via indirect ownership of the shareholding) 50% 100% 20% ( 10% via indirect ownership of the shareholding) 20% ( 10% via indirect ownership of the shareholding) 60% ( 30 % via indirect ownership of the shareholding) *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. Individual UBO 10% or more 4

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by a Publicly Listed Entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Entity Registered Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Entity Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner – Publically Listed Entity ( Simplified Due Diligence may be applicable – refer to Publicly Listed Slide ) LEGEND Percentage of ownership should be clearly labeled Collect CDD CDD Not Required Specific CDD Required 100% 100% 100% * Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 5

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© Conyers 2020. Confidential. EXAMPLE: Ownership / Structure Chart of a private company ultimately owned by an AML/ATF regulated entity Illustrating when CDD should be collected - as per Regulation 3(1)(a) of the Proceeds of Crime (AML/ATF) Regulations 2008 ( 10% threshold ) * Example of CCSBL client only* Digicel Holdings (Bermuda) Limited Registered Shareholder 3 (Individual) ( Name and Address via Application Form ) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) Ultimate Beneficial Owner (Individual) Ultimate Beneficial Owner (AML/ATF Regulated Entity) ( Simplified Due Diligence may be applicable if Low /Medium risk – refer to AML/ATF RFI Slide ) Collect CDD CDD Not Required LEGEND Specific CDD Required Percentage of ownership should be clearly labeled Registered Shareholder 2 (Company – Not Publicly Listed or Regulated) Registered Shareholder 1 (Company – Not Publicly Listed or Regulated) (Name, Address and Certificate of Compliance / Good Standing) Intermediate Shareholder (Company) (Name, Address and Certificate of Compliance / Good Standing) (CEO or Equivalent (must be named on Structure Chart) if there is no individual UBO(s) over 10%). (CEO or equivalent can be from Immediate Shareholder or Proposed Bermuda Client) 100% 100% 10% 5% 85% 100% 100% *Note: Further CDD may be required for high risk or PEP clients; BMA Integra requires the following information for all entities, including intermediaries; Name; Registration Number; and address details; Certificate of Good Standing is required for all intermediaries formed/incorporated in HIGH RISK JURISDICTIONS. 6

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7 Publicly Listed Or Majority Owned Subsidiaries – i.e. greater than 50% voting rights Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Whether and where listed on a Stock Exchange Evidence of listing (Proof of listing from respective Stock Exchange) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business AND Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website MAJORITY OWNED SUBSIDIARIES OF LISTED PUBLICLY COMPANIES - IN ADDITION TO THE ABOVE Evidence of Current Existence Audited Annual Report OR Registry Search OR Certificate of Good Standing Evidence of Ownership by Public Company Organizational/Structure Chart OR Audited Annual Report OR Open Source Intelligence Research (e.g. MarketScreener)

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8 AML/ATF Regulated Financial Institutions (Unlisted) Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website) Legal Form, Nature and Purpose Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) OR Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND List of Shareholders – via the Audited Annual Report or Company website Examples of AML/ATF Regulated Financial Institutions (Unlisted): • Entities regulated by the U.S. Securities & Exchange Commission https://adviserinfo.sec.gov / • Entities regulated by the U.K. Financial Conduct Authority https://register.fca.org.uk/s /

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9 Individual Verification Subjects: Regulatory Requirement Customer Due Diligence (CDD) Documentation to be collected (should be certified if provided by the client) Proof of Identification (Full Name, Date of Birth and Photograph) (Must also contain Date of Issue and Expiry) Passport OR National Identity Card Proof of Address (PO Box Addresses are not accepted). Utility Bill (within last 6 months) OR Bank Statement (within last 6 months) OR Credit Card Statement (within last 6 months) OR Cell Phone Bill (within last 6 months) Personal Declaration Form (PD) To be completed by all individual verification subjects Please note that Personal Declaration Forms are only valid for three (3) years Source of Wealth Declaration (Applicable only to UBOs / Asset Contributors / Settlors) Completed Source of Wealth Declaration should be provided

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10 Company (Immediate Shareholder / UBO) with a 10% or more interest in proposed Bermuda Company Not Publicly Listed or Regulated Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect on direct/indirect shareholder(s) of the proposed Bermuda Company or intermediaries with a 10% or more interest (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Certificate of Incorporation / Formation / Registration or equivalent OR Memorandum of Association OR Bye - Laws / Articles of Association Date and Place of Incorporation, Registration or Establishment Certificate of Incorporation / Registration / Formation Registered Office Address (and Mailing Address if different) Articles of Association / Bye - Laws OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) OR Notice of Registered Office (Form 13) (applicable to Bermuda companies only) Address of the Principal Place of Business Registration Document OR Confirmation in writing from client; (letter or e - mail) OR Open Source Intelligence Research (i.e. Bloomberg, Reuters or Company Website) Official Identification Number (if applicable) Certificate of Incorporation / Formation / Registration or equivalent OR Registration Document OR Registry Search (from an official Government Source i.e. UK Companies House) Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) Legal Form, Nature and Purpose Certificate of Incorporation (to show Legal Form) AND Certificate of Good Standing / Compliance / Registry Search showing that the Company is active AND Memorandum of Association OR Bye - Laws / Articles of Association OR Information from client on nature and purpose of its business Control and Ownership Organizational Structure Chart (must include all UBOs (Individual / Entity) holding a 10% or more (direct or indirect) interest in Bermuda company; and must include the proposed Bermuda Company name; its shareholder(s) and percentages of ownership; Register of Directors and Officers (can be obtained from Company website and/or Audited Annual Report where applicable) AND Register of Members (Share Registry) (can be obtained from Company website and/or Audited Annual Report where applicable) Individual CDD of the CEO / or equivalent (if not the Individual UBO) AND Individual CDD on Individual UBO (with an interest of 10% or more (direct or indirect)) Nature of Business Information from client on nature and purpose of its business

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11 Partnership Shareholder / UBO – 10% or more interest in proposed Bermuda company Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Partnership Agreement OR Extract of Partnership Agreement (Extract should reflect: (i) formation details; (ii) identification of owners / controllers / partners; and (iii) nature / purpose of business) Date and Place of Formation/Registration Extract of Partnership Agreement OR Certificate of Formation / Registration Registered Office Address (and Mailing Address if different) Extract of Partnership Agreement; Partnership Certificate OR Registry Search (from an official Government Source i.e. UK Companies House) Address of the Principal Place of Business Extract of Partnership Agreement, OR Written confirmation from client (i.e. letter or e - mail) Official Identification Number (if applicable) Certificate of Registration or equivalent Name of Regulator (if applicable) Name of Stock Exchange (if applicable) Evidence of regulator (Proof of Regulation from respective Regulators' website) Evidence of listing (Proof of listing from respective Stock Exchange) i.e name of Stock Exchange and Ticker symbol Legal Form, Nature and Purpose Extract of Partnership Agreement (legal form or type of Partnership) AND Certificate of Good Standing / Compliance (High Risk jurisdictions only) / Registry Search showing that the Partnership is active Control and Ownership Organizational / Structure Chart - should include UBOs (Individual / Entity) along with percentage of partnership interest AND Documentation confirming the appointment of GP (Individual or Legal Entity) and LP (along with percentage of partnership interest) AND CDD on General Partner and any Limited Partners, having a 10% interest or more in proposed Bermuda Company Nature of Business Information from client on nature and purpose of its business (i.e. Partnership Agreement)

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12 T rust Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name AND Date and Place of Incorporation, Registration or Establishment AND Legal Form, Nature and Purpose Trust Deed OR Extract of Trust Deed (Extract should reflect: (i) Type of Trust; (ii) Date of Trust; (iii) Governing Law and (iv) Full Names of the people involved in the Control and Ownership of the Trust) Registered Office Address (and Mailing Address if different) Written confirmation from client of the Trading Address of Trustees Control and Ownership (for Purposes Trusts, apply as applicable) (for Discretionary Trusts, apply as applicable) Trustees Document confirming appointment of Trustees (Individual / Corporate) Corporate - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] AND Settlor Corporate – Source of Funds and CDD documents as per Companies Slide (unless Publicly Listed / Regulated - refer to respective slides) Individuals (CDD not required if deceased other than certified copy of Death Certificate) [Refer to Individual Slide]. A completed Source of Funds and Source of Wealth documentation is also required AND Protector / Enforcer Corporate – CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individuals [Refer to Individual Slide] Beneficiary Identification of the percentage of ownership Corporate (including charities) - CDD documents as per Companies Slide (unless Publicly Listed / Regulated – refer to respective slides) Individual (Applicable if vested and/or benefited) [Refer to Individual Slide] AND Nature of Business Extract of Trust Deed OR Trust Deed OR Information from client on nature and purpose of the trust business

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13 Foun d at i on Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Full Name and Trade Name Foundation Charter OR Articles of Foundation Date and Place of Incorporation, Registration or Establishment Foundation Charter OR Certificate of Registration (if applicable) Registered Office Address (and Mailing Address if different) Foundation Charter Address of the Principal Place of Business Written confirmation from client (i.e. letter or e - mail) of address of Secretary or Council of Members Legal Form, Nature and Purpose Foundation Charter Control and Ownership Founder / Member Written confirmation of business and Source of Wealth of Founder / Member (if applicable) AND Board of Directors / Foundation Board – for large well known foundations this may be obtained from Open Source Intelligence Research For smaller foundations – Individual CDD on the controllers AND Beneficiary – Individual CDD on beneficiaries, including percentage of beneficial ownership (if applicable) Nature of Business Foundation Charter OR Articles of Foundation OR Open Source Intelligence Research

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14 State / Government Owned Enterprise i.e. Sovereign Wealth Fund or State / Government Owned Pension Plans Regulatory Requirement Regulation 6(1B)(a – j) Proceeds of Crime (AML/ATF) Regulations 2008 CDD Documentation to collect (should be certified if provided by the client, unless the documents are from a Government Registry) Legal Form, Nature and Purpose (To identify type of entity) Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND Act of Parliament or Decree or other constitutional documentation establishing the entity (if not stated in the Audited Annual Report) Control and Ownership Audited Annual Report (should contain the auditor’s opinion, audit report date and signature) AND List of Directors – via the Audited Annual Report or Company website AND CEO or Equivalent – via the Audited Annual Report or Company website Authorized Signatory List (if different from the CEO or equivalent) Name of Regulator (if applicable) Evidence of listing (Proof of regulation from respective Regulators' website) Registered Office Address (and Mailing Address if different) AND Address of the Principal Place of Business Open Source Intelligence Research (for example a Google Search of Bloomberg, Reuters, Regulator’s website)

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15 Certification Requirements (Suggested Language) Structure Charts The attached structure chart is certified as a true and complete representation of the ownership and control structure of [entity name]. Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding (10% or more) at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English.

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16 Certification Requirements (Suggested Language) Other CDD Documents I, [ full name of certifying individual ], a duly qualified [ professional capacity ] hereby certify that I have seen and compared this copy with the original [ document description ] and confirm it is a true, complete and accurate copy Signature: Name: Title / Professional Capacity: Place of Business: Address: Email: Telephone Number: Date: DD - MMM - YYYY The structure chart must include the % holding at each level of intermediate entity. Please note that documents must be certified by an independent ‘respected professional’ who is subject to professional rules of conduct or statutory compliance measures which carry penalty for breach (e.g. attorney, notary public, accountant etc.). All documents must be in English or accompanied by certified translations into English.

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